Form 20-F
period 2016-12-31
Yirendai Ltd.
filed 2017-04-24
CIK 1631761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-37657

Yirendai Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

10/F, Building 9, 91 Jianguo Road Chaoyang District, Beijing 100022 The People’s Republic of China
(Address of principal executive offices)

Yu Cong, Chief Financial Officer Telephone: +86 10 5395-3680 Email: ir@yirendai.com 10/F, Building 9, 91 Jianguo Road Chaoyang District, Beijing 100022 The People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

119,512,300 ordinary shares, par value US$0.0001 per share, as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

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

•                  “M3+ Net Charge-off Rate,” with respect to loans facilitated during a specified time period, which we refer to as a vintage, is defined as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period, and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage;

•                  “ordinary shares” refers to our ordinary shares, par value US$0.0001 per share;

•                  “payout ratio” refers to the percentage of an investor’s outstanding principal and accrued interest paid out to the investor from our quality assurance program in the event of loan default. We currently implement a 100% payout ratio allowing investors to fully recover their outstanding principal and accrued interest in the event of loan default;

•                  “Online lending information intermediary service providers” refer to marketplaces connecting borrowers and investors;

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•                  our goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  the expected growth of the online consumer finance marketplace market in China;

•                  our expectations as to the charge-off rates of loans facilitated through our platform and the sufficiency of our quality assurance program;

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

Item 2.      Offer Statistics and Expected Timetable

Not applicable.

Item 3.      Key Information

A.                                    Selected Financial Data

The following summary consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016, summary consolidated balance sheet as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following summary consolidated statements of operations for the year ended December 31, 2013 and the summary consolidated balance sheet as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2013	2014	2015	2016
	RMB(1)	RMB(1)	RMB(1)	RMB	US$
	(in thousands, except for share, per share and per ADS data, and percentages)
Summary Consolidated Statements of Operations:
Net revenues	19,247	196,525	1,313,639	3,237,991	466,368
Operating costs and expenses:
Sales and marketing	32,091	137,746	679,771	1,571,038	226,277
Origination and servicing	7,715	21,820	86,360	180,076	25,936
General and administrative	30,724	64,637	137,114	402,111	57,916
Total operating costs and expenses	(70,530)	(224,203)	(903,245)	(2,153,225)	(310,129)
Interest income	—	—	4,799	36,843	5,306
Fair value adjustments related to consolidated asset backed financing entities	—	—	(11,333)	(19,735)	(2,842)
Non-operating income, net	—	—	—	575	83
(Loss)/income before provision for income taxes	(51,283)	(27,678)	403,860	1,102,449	158,786
Income tax (expense)/benefit	—	(30)	(128,521)	13,949	2,009
Net (loss)/income	(51,283)	(27,708)	275,339	1,116,398	160,795
Weighted average number of ordinary shares outstanding(2):
Basic	100,000,000	100,000,000	100,652,055	118,240,414	118,240,414
Net (loss)/income per ordinary share
Basic	(0.5128)	(0.2771)	2.7356	9.4418	1.3599
Net (loss)/income per ADS(3)
Basic	(1.0256)	(0.5542)	5.4712	18.8836	2.7198
Weighted average number of ordinary shares outstanding(2):	100,000,000	100,000,000	100,652,055	118,937,082	118,937,082
Diluted
Net (loss)/income per ordinary share
Diluted	(0.5128)	(0.2771)	2.7356	9.3865	1.3519
Net (loss)/income per ADS(3)
Diluted	(1.0256)	(0.5542)	5.4712	18.7730	2.7038

(1)         Starting from the second quarter of 2016, we changed our reporting currency from the U.S. dollar to the Renminbi, to reduce the impact of increased volatility of the RMB to US$ exchange rate on our reported operating results. The change in our reporting currency has been retroactively reflected for all periods presented herein.

(2)         On January 5, 2015, we effected a 10,000-for-1 share split, such that our authorized share capital of US$50,000 was divided into 500,000,000 ordinary shares with a par value of US$0.0001 each, of which 10,000 ordinary shares were issued and outstanding and were owned by CreditEase. On June 25, 2015, we issued 99,990,000 ordinary shares, par value US$0.0001 each to CreditEase for an aggregate purchase price of US$9,999. The share split and the share issuance have been retroactively reflected for all periods presented herein.

(3)         Each ADS represents two ordinary shares.

	As of December 31,
	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet:
Cash and cash equivalents	—	1,378	846,120	968,225	139,453
Restricted cash	—	—	483,965	1,218,286	175,470
Held-to-maturity investments	—	—	30,000	98,917	14,247
Available-for-sale investments	—	—	—	1,158,000	166,787
Total assets	29,860	402,144	2,190,003	4,783,388	688,952
Liabilities from quality assurance program	—	—	546,332	1,471,000	211,868
Total liabilities	10,740	178,736	1,213,061	2,643,469	380,739
Total equity	19,120	223,408	976,942	2,139,919	308,213

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2016, the last business day of 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 14, 2017, the exchange rate was RMB6.8835 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 14)	6.8835	6.8899	6.8988	6.8832

Source: Federal Reserve Statistical Release

(1)         Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

We launched our online marketplace in March 2012 and have a limited operating history. In addition, starting in the fourth quarter of 2014, we began offering new loan products with different pricing grades. As our business develops or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our business. Any significant change to our business model, such as our offering of a quality assurance program starting in January 2015 and the revision to the quality assurance program funding policy in the fourth quarter of 2015, may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects. The risks and challenges we encounter or may encounter in this developing and rapidly evolving market may have impacts on our business and prospects. These risks and challenges include our ability to, among other things:

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

The volume of loan transactions facilitated through our marketplace has grown rapidly since our inception. The total amount of loans facilitated through our marketplace was RMB20,277.9 million (US$2,920.6 million) in 2016, which increased substantially from RMB9,557.6 million in 2015 and RMB2,228.6 million in 2014. To maintain the high growth momentum of our marketplace, we must continuously increase the volume of loan transactions by retaining current participants and attracting more users. We intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels, particularly as we continue to grow our marketplace and introduce new loan products. We utilize online channels, such as search engine marketing, search engine optimization and partnerships with internet companies, as well as CreditEase’s on-the-ground sales network for user acquisition. In 2014, 2015 and 2016, 48.1%, 49.5% and 42.5% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 59.8%, 67.0% and 61.8% of the total amount of loans facilitated through our marketplace, respectively. If there are insufficient qualified loan requests, investors may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient investor commitments, borrowers may be unable to obtain capital through our marketplace and may turn to other sources for their borrowing needs and investors who wish to exit their investments prior to maturity on the secondary loan market may not be able to do so in a timely manner.

The overall transaction volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers and investors relative to market rates, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the efficiency of our platform, the macroeconomic environment and other factors. In connection with the introduction of new products or in response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of loan volume. In addition, although we have entered into a cooperation framework agreement with CreditEase, pursuant to which CreditEase will provide us offline user acquisition services, we cannot assure you that we will continue to receive sufficient support from CreditEase. If any of our current user acquisition channels become less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors, and may even lose our existing borrowers and investors to our competitors. If we are unable to attract qualified borrowers and sufficient investor commitments or if borrowers and investors do not continue to participate in our marketplace at the current rates, we might be unable to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

The laws and regulations governing the online lending information intermediary service industry in China are developing and evolving and subject to changes. If we fail to obtain and maintain requisite approvals, licenses or permits applicable to our business, our business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the online lending information intermediary service industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Before any industry-specific regulations were introduced in mid-2015, the PRC government simply relied on general and basic laws and regulations in governing the online lending information intermediary service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Lending Information Intermediary.”

In July 2015, the China Banking Regulatory Commission, or the CBRC, together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online lending information intermediary service industry titled the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines. The Guidelines formally introduced for the first time the regulatory framework and basic principles for administering the online lending information intermediary service industry in China. Based on the core principles of the Guidelines, in August 2016, the CBRC together with three other PRC regulatory agencies jointly issued Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. The Interim Measures require online lending information intermediaries and their branches that propose to carry out the online lending information intermediary services to file a record with the local financial regulatory department at the place where it is registered within ten business days after obtaining the business license.  Local financial regulatory departments have the power to assess and classify the online lending information intermediaries which have filed a record, and to publicize the record-filing information and the classification results on their official websites.  An online lending information intermediary must apply for appropriate telecommunication business license in accordance with the relevant requirements of telecommunication authorities subsequent to completion of the filing, and is required to explicitly identify itself as an online lending information intermediary in its business scope.

In accordance with the Guidelines and the Interim Measures, the relevant authorities are in the process of making detailed implementation rules regarding, among other things, filing procedures, assessment standards and classification rules for online lending information intermediaries, and specific rules and procedures regarding, among other things, application for appropriate telecommunication business license and change of business scope by existing online lending information intermediaries have yet to be formulated and issued.  We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents, rules or regulations relating to the online lending information intermediary service industry will have on our business, financial condition and results of operations. According to the Circular of the General Office of the State Council on Issuing the Implementation Plan for Special Rectification on Risks in Internet Financial promulgated in April 2016, competent authorities are in the process of evaluating existing practices of online lending information intermediaries in the market and requesting rectification of those that have been identified during the evaluation as in conflict with the Guidelines and the Interim Measures. We cannot assure you that our practices will not be required to be rectified or our rectification measures and results will be satisfactory to the relevant authorities, and we cannot assure you that we will be able to successfully make filings, obtain and maintain requisite licenses and meet other regulatory requirements set forth in applicable laws, rules and regulations.  To the extent that we fail to conduct our business in a manner required by the relevant authorities, or take rectification measures when required by the relevant authorities, or obtain and maintain any requisite approvals, licenses or permits or meet other requirements applicable to our business, our business, financial condition and results of operations would be materially and adversely affected.

If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.

According to the Guidelines issued in 2015 and the Interim Measures issued in 2016 to specifically regulate the online lending information intermediary service industry in China, intermediaries that provide online lending information intermediary services must not engage in certain activities, including, among other things, (i) fund raising for the intermediary itself, (ii) holding investors’ funds or setting up capital pool with investors’ funds, (iii) providing security or guarantee to investors as to the principals and returns of the investments, (iv) issuing or selling any wealth management or other financial products, or acting as an agent in selling financial products, (v) mismatch between an investor’s expected timing of exit and the maturity date, (vi) conducting securitization or equivalent businesses, (vii) promoting its financing products on physical premises other than through the permitted electronic channels, such as telephones, mobile phones and internet, and (viii) equity crowd-funding.  The Interim Measures also require the intermediaries that provide online lending information intermediary services to strength their risk management, enhance screening and verifying efforts on the borrowers and investors’ information, and set up custody accounts with qualified banks to hold customer funds, among other things. We believe the Guidelines and the Interim Measures represent the beginning of the PRC government’s measures to regulate the online lending information intermediary service industry, which will be followed by more implementation rules and regulations. For example, in February 2017, the CBRC issued the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, which clarify the requirement of setting up custody accounts with commercial banks for the funds of investors held by the online lending platforms. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Lending Information Intermediary.”

To comply with existing laws, rules and regulations relating to the online lending information intermediary service industry, we have implemented various policies and procedures, which we believe set the best practice in the industry, including, without limitation, the following: (i) we do not use our own capital to invest in loans facilitated through our online marketplace; (ii) we do not commit to provide guarantees to investors under any agreement for the full return of loan principal and interest; (iii) we do not hold investors’ funds and funds loaned through our platform are deposited into and settled by a third-party custody account managed by a qualified bank, China Guangfa Bank; (iv) Heng Cheng, our variable interest entity operating our online consumer finance marketplace, has obtained the internet information services license, or the ICP license, as an internet information provider, from the relevant local counterpart of the Ministry of Industry and Information Technology in accordance with applicable laws; (v) we fully disclose on our website all relevant information to investors and borrowers, such as disclosure to borrowers regarding interest rates, payment schedule, transaction fees, and other charges and penalties; and (vi) we have been making strong effort to maintain the security of our platform and the confidentiality of the information provided and utilized across our platform.

However, the laws, rules and regulations are expected to continue to evolve in this emerging industry. The PRC government is expected to provide detailed implementation rules on certain key requirements of the Interim Measures, and the interpretation of the Interim Measures by the local authorities may be different from our understanding. We cannot be certain that our existing practices would not be deemed to violate any existing or future laws, rules and regulations.  For instance,

•                  our automated investing tool automatically allocates committed funds from multiple investors among multiple approved borrowers, which goes beyond the simple one-to-one matching between investors and borrowers and could be viewed as creating mismatch between an investor’s expected timing of exit and the maturity date and offering wealth management products;

•                  if our automated investing tool fails to match committed investors with approved borrowers in a timely manner, we might be deemed to hold investors’ funds and form a capital pool incidentally;

•                  for investor protection purpose, we set up the quality assurance program with the purposes of limiting investors’ potential losses due to borrower defaults. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” Although the quality assurance program is different from providing investors with guarantees in relation to the return of loan principal and interest, our quality assurance program might be deemed by the PRC regulatory authorities as credit enhancement services or a form of guarantee prohibited by the Interim Measures;

•                  the Interim Measures require that the balance of money borrowed by the same individual must not exceed RMB200,000 (US$28,806) on an online lending  information intermediary platform and not exceed RMB1 million (US$144,030) on all online lending information intermediary platforms in the PRC.  Although we are in the process of adjusting our relevant policy and plan to stop facilitating loans with principal over RMB200,000 (US$28,806) starting from May 1, 2017, certain loans on our platform that have been facilitated in the past have outstanding balance over such limit. In addition, due to lack of industry-wide information sharing arrangement, we cannot assure you that the aggregate amount of loans taken out by a borrower on our platform and other online lending information intermediary platforms at a point in time does not exceed the limit set in the Interim Measures;

•                  we largely rely on referrals from CreditEase’s extensive on-the-ground sales network to acquire borrowers. In 2014, 2015 and 2016, 48.1%, 49.5% and 42.5% of our borrowers were acquired through referrals from CreditEase, respectively. This practice might be deemed by the PRC regulatory authorities as promoting financing products through offline channels, which is prohibited by the Interim Measures; and

•                  as we are transitioning into a comprehensive online financial services platform, certain independent third parties start to promote and sell wealth management products on our platform. Although we believe such practice does not violate the Interim Measures, as we act as an intermediary for the sellers and the purchasers of the wealth management products and we do not sell any of those products ourselves or act as an agent for the sellers or purchasers, we cannot assure you that the PRC regulatory authorities would take the same view as ours.

We have been in frequent communications with governmental authorities to clarify these and other regulatory requirements and ensure the full compliance of our business. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws, rules or regulations including those governing the online lending information intermediary service industry in China. However, if our practice is deemed to violate any laws, rules or regulations, we may face, among others, regulatory warning, correction order, condemnation, fines and criminal liability. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

If our business arrangements with certain institutional investors were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected.

As part of our strategy to expand our investor base from individual investors to institutional investors, in October 2015 we established a business relationship with a trust, Huijin No. 28 Single Capital Trust E1, or Trust No. 1, in a pilot program, under which Trust No. 1 invested in loans through our platform using funds received from its investor, which is also its sole beneficiary. Trust No. 1 is administered by an independent third-party state-owned trust company, which acts as the trustee, for the purposes of providing returns to its sole beneficiary through extending loans up to an aggregate principal amount of RMB250 million (US$36.0 million) to borrowers recommended by our platform. Trust No. 1’s settlor and sole beneficiary is Fengsheng Private Investment Fund No. 1, or Fund No. 1, a fund managed by Zhe Hao Shanghai Asset Management Company, or Zhe Hao, an affiliate of CreditEase. Fund No. 1’s investors are PRC individuals who are not affiliated with our company. In April 2016, Zhe Hao, on behalf of Fund No. 1, transferred Fund No. 1’s entire beneficiary rights in Trust No. 1 to China International Capital Corporation Limited, a special purpose vehicle, which subsequently issued and listed RMB250 million asset-backed securities on the Shenzhen Stock Exchange in China, with the loans invested by Trust No. 1 through our platform as the underlying assets. Heng Ye, one of our PRC subsidiaries, purchased RMB47.5 million (US$6.8 million) asset-backed securities through the Shenzhen Stock Exchange.

In July 2016, we established a business relationship with another trust, Huijin No. 28 Single Capital Trust E2, or Trust No. 2, which is of the similar structure to Trust No. 1 described above—Trust No. 2 is administered by an independent third-party state-owned trust company and has a fund, CreditEase Wealth Consumer Credit Investment Fund managed by Zhe Hao, or Fund No. 2, as its settlor and sole beneficiary.  Trust No. 2 invested an aggregate of RMB300 million (US$43.2 million) in loans through our online marketplace using the funds raised by its sole beneficiary from ultimate investors, including RMB30 million (US$4.3 million) invested by Heng Cheng, one of our variable interest entities in the PRC. In April 2017, Zhe Hao, on behalf of Fund No. 2, transferred Fund No. 2’s beneficiary rights in Trust No. 2 to Bohai International Trust Co., Ltd., an independent third party, which has subsequently completed an issuance of RMB300 million (US$43.2 million) asset-backed securities through private placements. We purchased an aggregate of RMB102.3 million (US$14.7 million) of the asset-backed securities upon their issuance.

Although we are not part of the fund-raising process by the trusts or the funds, we cannot assure you that our provision of services to the trusts will not be viewed by PRC regulators as violating any laws or regulations regarding capital pools. Also, we transferred cash to each of the trusts in an amount equal to certain percentage of the entire assets put into the trusts by their respective settlors, which were fully used to invest in loans on our platform, as a security fund to protect the trusts from potential losses from defaults of loans in which the trusts have invested. Under limited circumstances, the remainder of such funds may be returned to us, and we cannot assure you that we will not be viewed by PRC regulators as bearing some credit risk or providing credit enhancement services under such arrangement. In addition, we cannot assure you that Heng Ye’s purchase of the asset-backed securities through the Shenzhen Stock Exchange and Heng Cheng’s subscription to Fund No. 1, the sole beneficiary of Trust No. 1, would not be deemed as investment in loans facilitated through the online marketplace it operates by using its own capital. Furthermore, although we believe Heng Ye’s purchase of the asset-backed securities listed on Shenzhen Stock Exchange is not a form of securitization of loan products prohibited by the Interim Measures, we cannot assure you that the PRC regulatory authorities would take the same view as ours. If any of such business arrangements were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected.

If we are unable to maintain low default rates for loans facilitated by our platform, our business and results of operations may be materially and adversely affected.

Investments in loans on our marketplace involve inherent risks as the return of the principal on a loan investment made through our platform is not guaranteed, although we aim to limit investor losses due to borrower defaults to within an industry acceptable range through various preventive measures we have taken or will take. Our ability to attract borrowers and investors to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a borrower’s credit profile and maintain low default rates. To conduct this evaluation, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. Our credit scoring model aggregates and analyzes the data submitted by a borrower as well as the data we collect from a number of internal and external sources, and then generates an Yirendai score for the prospective borrower. The score will be further used to approve and classify the borrower into one of the four segments in our current pricing grid. If our credit scoring model contains programming or other errors, is ineffective or the data provided by borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified or mispriced loans or incorrect approvals or denials of loans. If we are unable to effectively and accurately assess the credit profiles of borrowers, segment borrowers into appropriate grade in the pricing grid, or price loans on our platform appropriately, we may either be unable to offer attractive fee rates to borrowers and returns to investors, or unable to maintain low default rates of loans facilitated by our platform. In addition, once a loan application is approved, we do not further monitor certain aspects of the borrower’s credit profile, such as changes in the borrower’s credit report and the borrower’s purchasing pattern with online merchants. If the borrower’s financial condition deteriorates, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain low default rates for loans facilitated by our platform. The borrowers that we currently serve, including those falling under Grade A, B, C and D of our pricing grid, are prime borrowers. If we expand to serve new borrower groups beyond prime borrowers in the future, we may find it difficult or unable to maintain low default rates of loans facilitated through our marketplace. Although we offer investor protection services in the form of a quality assurance program, if widespread defaults were to occur, investors may still incur losses and lose confidence in our marketplace and our business and results of operations may be materially and adversely affected.

If default rates were to increase, we may set aside additional cash in our quality assurance program and recognize additional expenses and liabilities on our financial statements, which could have a material adverse effect on our working capital, financial condition, results of operations and business operations. We also may not have or generate sufficient cash to replenish our quality assurance program when necessary. In addition, because we offer investor protection in the form of a quality assurance program, high default rates would adversely affect the profitability of our loan products. Particularly, as our Grade A loans have an average transaction fee rate of 5.6%, which is lower than the average transaction fee rates for our other grades of loans, any failure to achieve a low default rate for our Grade A loans will diminish our profit margin and may even cause us to incur losses. Historically, Grade A loans have been unprofitable. For the historical lifetime cumulative M3+ Net Charge-off Rates for all loan products facilitated through our platform, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Major Factors Affecting Our Results of Operations—Effectiveness of Risk Management.”

We have limited experience operating our quality assurance program. If it is under- or over-funded, or if we fail to accurately forecast the expected quality assurance program net payouts or otherwise implement the quality assurance program successfully, our financial results and competitive position may be harmed.

We have limited experience operating our new quality assurance program, which was launched in January 2015. We set aside a certain amount of cash in an interest-bearing custody account. In the event that a loan defaults, we withdraw funds from the custody account to repay investors the principal and accrued interest for the defaulted loan.

Since we commenced our online consumer finance business only in March 2012, we have limited information regarding the default rates on loans facilitated through our platform. In addition, given our limited operating history and introduction of new products, we have limited information on historical charge-off rates, and we may not be able to accurately forecast charge-offs for our target borrower group. Given these challenges, it is possible that we will under- or over-fund our quality assurance program. If we under-fund our quality assurance program, and we do not or are unable to replenish the quality assurance program to a sufficient level in time, investors may not be fully protected from loss. This may result in negative sentiment among investors, potentially hindering our ability to retain existing investors as well as to attract new investors, and investors may bring claims against us, whether or not they have legal rights to seek damages from us, which could lead to additional expenses and distract management’s attention from our business operation. Conversely, if we over-fund our quality assurance program, this will reduce the amount of our working capital, as we cannot use the funds set aside in the quality assurance program for our operations, and cause us to lose business opportunities. Should any of the foregoing occur, our competitive position as well as our results of operations could be materially and adversely affected.

For the first three quarters of 2015, the amount of cash we set aside for the quality assurance program is not sufficient to cover all expected net payouts for loans facilitated during this period. In the fourth quarter of 2015, we revised our quality assurance program funding policy. In 2016, we set aside sufficient cash in the quality assurance program to cover the expected net payouts.

The funding and operation of quality assurance program may have a material impact on our financial condition. A significant increase in our expected quality assurance program net payouts will have a negative impact on our net revenues and net income. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Statements of Operations Items—Quality Assurance Program”.

In addition, subject to the terms and limits in our agreements with investors, we currently allow investors to fully recover their outstanding principal and accrued interest in the event of loan default. As the industry continues to evolve and becomes more sophisticated, we may revisit our policy or the terms on which we offer the quality assurance program so that investors may recover less than 100% of the outstanding principal and accrued interest. However, if our estimate of the industry trend or market acceptance is not correct, any such reduction in quality assurance payout ratio may also cause negative sentiment among investors, potentially hindering our ability to retain existing investors as well as to attract new investors, and causing a material adverse impact on our competitive position and results of operations.

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

In addition, our business of connecting investors and individual borrowers may constitute an intermediary service, and our contracts with these investors and borrowers may be deemed as intermediation contracts, under the PRC Contract Law. Under the PRC Contract Law, an intermediary may not claim for service fee and is liable for damages if it conceals any material fact intentionally or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Lending Information Intermediary—Regulations on Loans between Individuals.” Therefore, if we fail to provide material information to investors, or if we fail to identify false information received from borrowers or others and in turn provide such information to investors, and in either case if we are also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or employee supervision, we could be held liable for damages caused to investors as an intermediary pursuant to the PRC Contract Law. In addition, if we fail to complete our obligations under the agreements entered into with investors and borrowers, we could also be held liable for damages caused to borrowers or investors pursuant to the PRC Contract Law. On the other hand, we do not assume any liability solely on the basis of failure to correctly assign a loan grade to a particular borrower in the process of facilitating a loan transaction, as long as we do not conceal any material fact intentionally or provide false information, and are not found to be at fault otherwise. However, due to the lack of detailed regulations and guidance in the area of online lending information intermediary services and the possibility that the PRC government authority may promulgate new laws and regulations regulating online lending information intermediary services in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the online lending information intermediary service industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with us.

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

Our brand and reputation may also be negatively affected if the guarantee company providing guarantees to the loans we facilitated between August 2013 and December 2014 fails to repay the principal and accrued interest on defaulted loans pursuant to the terms of the guarantee arrangement. Any malicious or innocent negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the market for China’s online consumer finance marketplaces is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance marketplace industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

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

We had net losses of RMB27.7 million in 2014 and recorded accumulated deficits of RMB90.4 million as of December 31, 2014. Although we had net income of RMB275.3 million and RMB1,116.4 million (US$160.8 million) in 2015 and 2016, respectively, and retained earnings of RMB184.9 million and RMB1,177.1 million (US$169.5 million) as of December 31, 2015 and 2016, respectively, we cannot assure you that we will be able to continue to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, investors and partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the default rates of the loans facilitated through our platform may be higher than expected, which may lead to lower than expected net revenues and additional expenses in connection with the higher than expected net payouts from the quality assurance program. Furthermore, we have adopted a share incentive plan, and we may grant equity-based awards to eligible participants from time to time under the plan, which will result in share-based compensation expenses to us. As a result of the foregoing and other factors, our net revenue growth may slow, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis. In addition, our net revenue growth rate will likely decline as our net revenue grows to higher levels.

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

•                  increases in quality assurance program liability related to additional provisional expenses for increases in expected net payout;

•                  changes in our product mix and introduction of new loan products;

•                  our actual and expected quality assurance program net payouts for loans facilitated through our platform and the amount we set aside in the quality assurance program;

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

Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.

We generated negative cash flows from operating activities of RMB227.0 million in 2014, and positive cash flows from operating activities of RMB861.3 million and RMB2,113.4 million (US$304.4 million) in 2015 and 2016, respectively. Our cash generated from operating activities primarily includes the transaction fees from borrowers. Historically, borrowers paid the transaction fees primarily on a monthly basis over the term of the loan, which has contributed to our generating negative cash flows from operating activities. In the fourth quarter of 2014, we adopted a new fee collection schedule whereby we either collect the entire amount of the transaction fee upfront upon completion of our loan facilitation services, or collect a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan. However, we cannot assure you the new fee collection schedule will improve our cash position. Inability to collect payments from customers, borrowers in particular, in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations. Furthermore, in the first three quarters of 2015, the amount of cash we set aside for the quality assurance program is not sufficient to cover all expected net payouts for loans facilitated during this period. In the event the actual or expected quality assurance program net payouts are higher than the quality assurance program balance, we will or may need to, as the case may be, increase the amount of cash that is available in our quality assurance program, which may have a material adverse effect on our working capital.

Our reputation may be harmed if information supplied by borrowers is inaccurate, misleading or incomplete, including if the borrowers use the loan proceeds for purposes other than as originally provided.

Borrowers supply a variety of information that is included in the loan listings on our marketplace. We do not verify all the information we receive from borrowers, and such information may be inaccurate or incomplete. For example, we often do not verify a borrower’s home ownership status or intended use of loan proceeds, and the borrower may use loan proceeds for other purposes with increased risk than as originally provided. Moreover, investors do not, and will not, have access to detailed financial information about borrowers. If investors invest in loans through our platform based on information supplied by borrowers that is inaccurate, misleading or incomplete, those investors may not receive their expected returns and our reputation may be harmed. Moreover, inaccurate, misleading or incomplete borrower information could also potentially subject us to liability as an intermediary under the PRC Contract Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Lending Information Intermediary—Regulations on Loans between Individuals” below.

Fraudulent activity on our marketplace could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity both on our marketplace and associated with borrowers, investors and third parties handling borrower and investor information. For example, we detected an organized fraud incident concerning our FastTrack loan products in July 2016. After uncovering the fraud incident, we had suspended the offering of the FastTrack loan products until late July 2016 when we implemented more stringent requirements aiming to prevent similar type of fraud incidents. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, reduce the volume of loan transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which would increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition would be materially and adversely affected.

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

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the expected exit of the United Kingdom from the European Union. The Chinese economy has slowed down since 2012 and such slowdown may continue.   There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and other countries, including the surrounding Asian countries. If the Chinese and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our platform. Adverse economic conditions could also reduce the number of qualified borrowers seeking loans on our platform, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated through our platform and our net revenues will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

In 2014, our principal sources of liquidity were advances from our parent company, CreditEase, representing operating costs and expenses paid or borne by the various entities affiliated with CreditEase on our behalf, as our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase as a business unit under CreditEase at the time. We completed our carve-out from CreditEase in the first quarter of 2015, and we will not have such advances from CreditEase going forward. As of December 31, 2014, 2015 and 2016, we had cash and cash equivalents of RMB1.4 million, RMB846.1 million and RMB968.2 million (US$139.4 million), respectively. Although we believe that our anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures.”

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion audit report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and investors using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have made application for two trademarks and for the transfer of five trademarks from CreditEase to us, all of which are pending with the Trademark Office under the State Administration for Industry and Commerce. We have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, which CreditEase is in the process of transferring to us. As of the date of this annual report, a total of six trademarks have been transferred to us by CreditEase. However, the trademark licenses granted by CreditEase to us have not been filed with the Trademark Office under the State Administration for Industry and Commerce. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

We have limited experience operating as a stand-alone company. We commenced our online consumer finance marketplace business in March 2012, and Yirendai Ltd. was incorporated in 2014 in the Cayman Islands as a wholly owned subsidiary of CreditEase. Founded in 2006 by our executive chairman, Mr. Ning Tang, CreditEase is a large financial services company focusing on providing inclusive finance and wealth management products and services in China. Inclusive finance focuses on providing access to affordable and responsible financing solutions to those in China who are often unable to gain such access. We completed our carve-out from CreditEase in the first quarter of 2015. Historically, CreditEase has provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, and also with the services of a number of its executives and employees. Although we have become a stand-alone company, we expect CreditEase to continue to provide us with certain support services during a transitional period. We have also relied on CreditEase for the successful operation of our online consumer finance marketplace. In the future, we expect to continue to rely on CreditEase for various aspects of our operations, such as risk management, offline acquisition of new borrowers and investors and outstanding loan collection services. Although we have entered into a series of agreements with CreditEase relating to our ongoing business cooperation and service arrangements with CreditEase, we cannot assure you that we will continue to receive the same level of support from CreditEase after we become a stand-alone company. The cost of services which CreditEase provides to us may from time to time increase based on commercial negotiations between CreditEase and us. For example, pursuant to our contractual agreement with CreditEase, the fee rate for the offline borrower acquisition services which CreditEase provides to us has recently increased from 5% to 6% of the loans facilitated to borrowers referred by CreditEase for the three years starting 2016. After that, the fee rate may be adjusted on a yearly basis based on commercial negotiation, and after taking into consideration the costs to CreditEase for providing such services and with reference to market rates. Furthermore, borrowers, investors and business partners may react negatively to our carve-out from CreditEase. As such, our carve-out from CreditEase may materially and adversely affect our business. In addition, as a result of our carve-out from CreditEase, our historical growth and financial performance may not be indicative of our future performances as a stand-alone public company.

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

Prior to our initial public offering, we were a wholly-owned subsidiary of CreditEase, and after our initial public offering, CreditEase remains as our controlling shareholder. We have benefited significantly and expect to continue to benefit significantly from our association with CreditEase in marketing our brand and our marketplace. Referrals from CreditEase’s on-the-ground sales network currently accounts for a majority of our borrowers and loan volume. In 2014, 2015 and 2016, 48.1%, 49.5% and 42.5% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 59.8%, 67.0% and 61.8% of the total amount of loans facilitated through our marketplace, respectively. If user referrals through CreditEase decrease or become less effective, the quality of the borrowers referred by CreditEase does not meet our borrower qualification standards, or if we are unable to continue to use CreditEase as a user acquisition channel for any reason, our business and results of operations may be adversely and materially affected. Although transaction values through online consumer finance marketplaces in China are expected to grow from RMB4.6 billion in 2014 to RMB247.6 billion in 2019, according to iResearch, there can be no assurance that we would be able to find other user acquisition channels to replace referrals from CreditEase on commercially reasonable terms, or at all. We also benefit from CreditEase’s strong brand recognition in China, which provides us credibility and a broad marketing reach. If CreditEase loses its market position, the effectiveness of our marketing efforts through our association with CreditEase may be materially and adversely affected. In addition, any negative publicity associated with CreditEase or any negative development in respect of CreditEase’s market position, financial condition, or in terms of compliance with legal or regulatory requirements in China, will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and brand.

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

As of March 31, 2017, CreditEase held 83.6% of our outstanding ordinary shares and total voting power. CreditEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our current memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Conflicts of interest may arise between CreditEase and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•                  Non-competition arrangements with CreditEase. We and CreditEase have entered into a non-competition agreement under which we agree not to compete with each other’s core business. CreditEase agrees not to compete with us in a business that is of the same nature as (i) the online consumer finance marketplace business currently conducted or contemplated to be conducted by us as of the date of the agreement and (ii) other businesses that we and CreditEase may mutually agree from time to time. We agree not to compete with CreditEase in the business conducted by CreditEase, other than (i) the online consumer finance marketplace business operated by us as of the date of the agreement and (ii) other businesses that we and CreditEase may mutually agree from time to time.

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

•                  Our board members or executive officers may have conflicts of interest. Our executive chairman, Ning Tang, and two directors, Quan Zhou and Tina Ju, are members of the board of directors of CreditEase. In addition, we have granted and may in the future continue to grant incentive share compensation to CreditEase’s employees and consultants. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for CreditEase and us.

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

Our executive chairman, Mr. Ning Tang, has considerable influence over us and our corporate matters. Mr. Tang beneficially owns 43.4% of the total outstanding shares of CreditEase, which is our controlling shareholder as of March 31, 2017.  Moreover, as Mr. Tang, as a director of CreditEase, currently holds three out of the five votes of CreditEase’s board of directors, he therefore controls the decision making of CreditEase and indirectly has considerable influence over us, our corporate matters and matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our ordinary shares and our ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., or Heng Ye, Heng Cheng Technology Development (Beijing) Co., Ltd., or Heng Cheng, and the shareholders of Heng Cheng, and a series of contractual arrangements entered into among Chongqing Heng Yu Da Technology Co., Ltd., or Heng Yu Da, Yiren Financial Information Service (Beijing) Co., Ltd., or Yi Ren Wealth Management, and the shareholders of Yi Ren Wealth Management. As a result of these contractual arrangements, we exert control over Heng Cheng and Yi Ren Wealth Management and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Corporate History and Structure.”

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of Heng Ye and Heng Yu Da, our PRC subsidiaries, and Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, the contractual arrangements among Heng Ye, Heng Cheng and the shareholders of Heng Cheng and the contractual arrangements among Heng Yu Da, Yi Ren Wealth Management and the shareholders of Yi Ren Wealth Management are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” below. If the ownership structure, contractual arrangements and business of our company, Heng Ye, Heng Yu Da, Heng Cheng or Yi Ren Wealth Management are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Heng Ye, Heng Yu Da, Heng Cheng or Yi Ren Wealth Management, revoking the business licenses or operating licenses of Heng Ye, Heng Yu Da, Heng Cheng or Yi Ren Wealth Management, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Heng Cheng or Yi Ren Wealth Management, and/or our failure to receive economic benefits from Heng Cheng and Yi Ren Wealth Management, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Heng Cheng and its shareholders to operate our www.yirendai.com website. We have also relied and expect to continue to rely on contractual arrangements with Yi Ren Wealth Management and its shareholders to operate our wealth management website and mobile application, which serve as an online portal for investment products, including the loan products offered on our platform as well as other investment products offered by third parties. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organization Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, Heng Cheng, Yi Ren Wealth Management and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Heng Cheng and Yi Ren Wealth Management, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Heng Cheng and Yi Ren Wealth Management, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Heng Cheng, Yi Ren Wealth Management and their respective shareholders of their obligations under the contracts to exercise control over Heng Cheng and Yi Ren Wealth Management. The shareholders of Heng Cheng and Yi Ren Wealth Management may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Heng Cheng and Yi Ren Wealth Management. Although we have the right to replace any shareholder of Heng Cheng or Yi Ren Wealth Management under their respective contractual arrangements, if any shareholder of Heng Cheng or Yi Ren Wealth Management is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Heng Cheng or Yi Ren Wealth Management, our consolidated variable interest entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by Heng Cheng or Yi Ren Wealth Management, our consolidated variable interest entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Heng Cheng or Yi Ren Wealth Management, our consolidated variable interest entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Heng Cheng or the shareholders of Yi Ren Wealth Management were to refuse to transfer their equity interest in Heng Cheng, or Yi Ren Wealth Management, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, are held by Mr. Ning Tang, our founder and executive chairman, and two other individuals, Mr. Fanshun Kong and Ms. Yan Tian. Their interests in Heng Cheng and Yi Ren Wealth Management may differ from the interests of our company as a whole. These shareholders may breach, or cause Heng Cheng or Yi Ren Wealth Management to breach, the existing contractual arrangements we have with them and Heng Cheng, or Yi Ren Wealth Management, as the case may be, which would have a material adverse effect on our ability to effectively control Heng Cheng or Yi Ren Wealth Management and receive economic benefits from Heng Cheng or Yi Ren Wealth Management. For example, the shareholders may be able to cause our agreements with Heng Cheng or Yi Ren Wealth Management to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in Heng Cheng and Yi Ren Wealth Management to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Heng Cheng and Yi Ren Wealth Management, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we, Heng Cheng or Yi Ren Wealth Management, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that (i) the contractual arrangements between Heng Ye, our wholly-owned subsidiary in China, Heng Cheng, our consolidated variable interest entity in China, and the shareholders of Heng Cheng, and (ii) the contractual arrangements between Heng Yu Da, our wholly-owned subsidiary in China, Yi Ren Wealth Management, our consolidated variable interest entity in China, and the shareholders of Yi Ren Wealth Management were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Heng Cheng’s and Heng Yu Da’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Heng Cheng and Yi Ren Wealth Management for PRC tax purposes, which could in turn increase its tax liabilities without reducing Heng Ye’s and Heng Yu Da’s tax expenses. In addition, if Heng Ye or Heng Yu Da requests the shareholders of Heng Cheng or the shareholders of Yi Ren Wealth Management, as the case may be, to transfer their equity interests in Heng Cheng or Yi Ren Wealth Management, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Heng Ye to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Heng Cheng and Yi Ren Wealth Management for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, that are material to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, hold certain assets that are material to the operation of our business. Under the contractual arrangements, our consolidated variable interest entities may not and their respective shareholders may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event Heng Cheng’s shareholders or Yi Ren Wealth Management’s shareholders breach the these contractual arrangements and voluntarily liquidate Heng Cheng or Yi Ren Wealth Management, or Heng Cheng or Yi Ren Wealth Management declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Heng Cheng or Yi Ren Wealth Management undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of Heng Ye and Heng Yu Da, our PRC subsidiaries, and Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of Heng Ye and Heng Yu Da, our PRC subsidiaries, and Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

In particular, PRC laws and regulations concerning the online lending information intermediary service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the Guidelines, the Interim Measures and the Custodian Guidelines, and avoid conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to investors under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the online lending information intermediary service industry and amend the existing laws and regulations in the future. See “—Risks Related to Our Business—If our practice is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the online lending information intermediary service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance marketplaces like us, which could materially and adversely affect our business and operations.

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

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. CreditEase is our parent company and controlling shareholder as of the date of this annual report. Although Mr. Ning Tang, our executive chairman and a PRC citizen, owns less than 50% of the voting power of CreditEase, he has the power to appoint three directors on the five-member board of CreditEase. It is uncertain, however, if these factors would be sufficient to give Mr. Tang control over us under the draft Foreign Investment Law. Moreover, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the companies currently employing a VIE structure, whether or not these companies are controlled by Chinese parties. In addition, it is uncertain whether the online consumer finance marketplace industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

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

Heng Cheng, our consolidated variable interest entity operating our online marketplace and Yi Ren Wealth Management, our consolidated variable interest entity operating our wealth management website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Heng Cheng and Yi Ren Wealth Management to obtain an ICP License and an EDI License.

An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-Added Telecommunication Services.” Heng Cheng has obtained an ICP license, and Yi Ren Wealth Management is in the process of applying for an ICP license. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Heng Cheng and Yi Ren Wealth Management will be required to obtain a separate operating license in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

An EDI License is a value-added telecommunications business operating license required for provision of data processing and transaction processing services. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 requires online lending information intermediaries, among other things, to apply for appropriate telecommunication business license in accordance with the relevant requirements of telecommunication authorities subsequent to completion of the record-filing with the local financial regulatory department. In accordance with the Guidelines and the Interim Measures, the relevant authorities are in the process of making detailed implementation rules regarding the record-filing procedures and the application procedures for appropriate telecommunication business license by online lending information intermediaries. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Heng Cheng currently owns the relevant domain names and trademarks in connection with our value-added telecommunications business and has the necessary personnel to operate our websites. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MITT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification,  reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines issued by PBOC in February 2017 require the online lending platforms to set up custody accounts with commercial banks and comply with the anti-money laundry requirements of the relevant commercial banks. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Heng Ye and Heng Yu Da to adjust its taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or any our PRC consolidated variable interest entities, owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering and the concurrent private placement to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company. According to the Circular of the People's Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, the maximum amount of foreign debt that each of our PRC subsidiaries or consolidated variable interest entities or other PRC domestic entities is allowed to borrow is two times of their respective net assets as indicated in their respective latest audited financial reports. Pursuant to circular 9 and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the MOC or its local counterpart, or two times of their respective net assets.  With respect to our consolidated variable interest entities or other domestic PRC entities, the limit for the total amount of foreign debt is two times of their respective net assets pursuant to circular 9. Moreover, according  to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to our consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting  loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering and our private placement and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries and consolidated variable interest entities are RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalisation, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

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

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the foreign exchange registrations required in connection with our recent corporate restructuring.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulations on Stock Incentive Plans.”

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

Discontinuation of preferential tax treatment or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit companies qualified as “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Heng Ye, one of our PRC subsidiaries, was qualified as a “software enterprise” in July 2016, and accordingly is eligible for an exemption of enterprise income tax for 2015 and 2016 and a reduced enterprise income tax at the rate of 12.5% from 2017 through 2019.  However, Heng Ye’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China.  If Heng Ye fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations.

The current PRC income tax laws and regulations are not clear as to whether the provision for quality assurance program and the actual net payouts from quality assurance program are tax deductible relating to online lending platform intermediaries. Currently, we treat this as a temporary difference which means the provision for quality assurance program is non-deductible while the actual quality assurance program net payouts would be deductible for tax purpose when payments occur. However, due to the unclear PRC income tax laws and regulation as well as uncertainty in practice, there exist risks that the actual net payouts from quality assurance program may not be deductible before taxable income.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” As of December 31, 2015 and 2016, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Yirendai Hong Kong Limited, our Hong Kong subsidiary.

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

The trading price of our ADSs has ranged from US$3.35 to US$42.34 per ADS in 2016. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•                  regulatory developments affecting us, our users or our industry;

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

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume of our ADSs to decline.

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

Our board of directors has discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2017, we had 119,596,100 ordinary shares outstanding. Among these shares, 18,985,100 ordinary shares are in the form of ADSs. Other than the ADSs held by a fund affiliated with Mr. Ning Tang, all our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.  To the extent shares are sold into the market, the market price of our ADSs could decline.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

We have adopted a share incentive plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We have registered certain ordinary shares that we may issue under this equity compensation plan and intend to register all ordinary shares that we may issue under this equity compensation plan. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and relevant lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under an equity incentive plan would dilute the percentage ownership held by the investors who purchased ADSs.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our current memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the shares underlying your ADSs to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares” for more information.

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

We have been named as a defendant in two putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat Heng Cheng and Yi Ren Wealth Management as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, and based upon our income and assets, including goodwill, and the value of our ADSs and ordinary shares, we do not believe that we were be a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

Item 4.      Information on the Company

A.                                    History and Development of the Company

We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase, which remains as our parent company and controlling shareholder after our initial public offering in December 2015. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. Yirendai Ltd. then established a wholly owned subsidiary in Hong Kong, Yirendai Hong Kong Limited, or Yirendai HK, in October 2014, and Yirendai HK further established Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., or Heng Ye, our wholly owned subsidiary in China, in January 2015. Yirendai HK further established Chongqing Heng Yu Da Technology Co., Ltd., or Heng Yu Da, our wholly owned subsidiary in China, in March 2016.

Heng Cheng Technology Development (Beijing) Co., Ltd., or Heng Cheng, was established in China in September 2014. Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian are the shareholders of Heng Cheng, owning 40%, 30% and 30% of the equity interest in Heng Cheng, respectively, as of the date of this annual report. We obtained control and became the primary beneficiary of Heng Cheng in February 2015 by entering into a series of contractual arrangements with Heng Cheng and its shareholders.

To execute our strategy of offering more value-added services to investors, we established Yiren Financial Information Service (Beijing) Co., Ltd., or Yi Ren Wealth Management, in China in October 2016 to mainly conduct our wealth management business, aiming to provide investors with an expanded array of investment options, including fund and insurance products offered by third parties.  Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian are the shareholders of Yi Ren Wealth Management, owning 40%, 30% and 30% of the equity interest in Yi Ren Wealth Management, respectively, as of the date of this annual report. We obtained control and became the primary beneficiary of Yi Ren Wealth Management by entering into a series of contractual arrangements with Yi Ren Wealth Management and its shareholders in October 2016.

On December 18, 2015, our ADSs commenced trading on the NYSE under the symbol “YRD.” We raised from our initial public offering approximately US$64.9 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. Concurrently with our initial public offering, we sold 2,000,000 ordinary shares to Baidu (Hong Kong) Limited, or Baidu Hong Kong, in a private placement, resulting in net proceeds to us of approximately US$9.0 million.

We currently conduct our online consumer finance marketplace business in China through Heng Ye and Heng Yu Da, and our consolidated variable interest entities, Heng Cheng and Yi Ren Wealth Management. Heng Cheng operates our website www.yirendai.com and has an ICP license as an internet information provider. Yi Ren Wealth Management operates our wealth management website and mobile application, which serves as an online portal for investment products, including the loan products offered by us as well as other investment products offered by third parties. Yi Ren Wealth Management is in the process of applying for an ICP license.

Our principal executive offices are located at 10/F, Building 9, 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5395-3680.

B.                                    Business Overview

We are a leading online consumer finance marketplace in China connecting investors and individual borrowers, according to iResearch. We facilitated over RMB32.3 billion (US$4.7 billion) in loans from our inception in March 2012 through December 31, 2016.

Our online platform automates key aspects of our operations and enables us to efficiently match borrowers with investors and execute loan transactions. Leveraging the extensive experience of our parent company CreditEase, we provide an effective solution to address largely underserved investor and individual borrower demand in China. CreditEase is a large financial services company focusing on providing inclusive finance and wealth management products and services in China. Our borrowers and investors come from a variety of channels, including online sources, such as the internet and our mobile applications, as well as offline sources, such as referrals from CreditEase’s on-the-ground sales network. In 2014, 2015 and 2016, we facilitated over RMB550.8 million, RMB2,728.9 million and RMB7,577.8 million (US$1,091.4 million) in loans through our mobile applications, respectively, representing 24.7%, 28.6% and 37.4% of the total amount of loans facilitated through our marketplace in the respective periods.

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

Our online marketplace provides investors with attractive returns with investment thresholds as low as RMB100 (US$14.4). Investors have the option to individually select specific loans to invest in or to use our automated investing tool that identifies and selects loans on the basis of a targeted return. We also offer investors a quality assurance program with the aim of limiting losses to investors from borrower defaults. In addition, we provide investors with access to a liquid secondary market, giving them an opportunity to exit their investments before the underlying loans become due. We currently conduct our business operations exclusively in China, and our online consumer finance marketplace does not facilitate investments by investors located in the United States.

We are transitioning into a comprehensive online financial services platform that offers a diversified portfolio of services to cater to various customer needs regardless of what stage in life they are at. Many users have approached us but were not able to enjoy our services due to segmentation and the transactional nature of our services.  Going forward, we will actively enhance customer engagement and grow our user base by offering more products, features and tools provided through our platform and our select partners.

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

We have experienced significant growth since we launched our marketplace in March 2012. Our total net revenues increased from RMB196.5 million in 2014 to RMB1,313.6 million in 2015, and further increased to RMB3,238.0 million (US$466.4 million) in 2016. We had net loss of RMB27.7 million in 2014, net income of RMB275.3 million in 2015 and RMB1,116.4 million (US$160.8 million) in 2016.

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

Borrower Profile and Base

Based on the information disclosed to us, as of December 31, 2016, our historical borrower profile was 80.2% male and 19.8% female, while 73.9% were 35 years of age or less.

In 2014, 2015 and 2016, we facilitated loans to 39,344, 146,390 and 321,019 borrowers through our platform, respectively. We do not permit borrowers to hold more than one loan that has been facilitated through our platform at a time. The total amount of funds loaned to borrowers through our platform was RMB2,228.6 million, RMB9,557.6 million and RMB20,277.9 million (US$2,920.6 million) in 2014, 2015 and 2016, respectively.

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

We also acquire borrowers through referrals from CreditEase’s extensive on-the-ground sales network across over 252 locations in China as part of our contractual arrangement with CreditEase.  Under this arrangement, CreditEase is obligated to refer borrowers who fall within our target borrower group to our online marketplace, in exchange for which we pay CreditEase a referral fee. The cost of services which CreditEase provides to us may from time to time increase, based on commercial negotiations between CreditEase and us. In 2016, pursuant to our contractual agreement with CreditEase, the fee rate for the offline borrower acquisition services which CreditEase provides to us increased from 5% to 6% of the loans facilitated to borrowers referred by CreditEase for the three years starting 2016. After that, the fee rate may be adjusted on a yearly basis based on commercial negotiation, and after taking into consideration the costs to CreditEase for providing such services and with reference to market rates. Once a potential borrower is referred to us, all the remaining aspects of the transaction life cycle are handled by us, with our online marketplace facilitating the loan transaction, from application to credit decisioning to matching and servicing. Our referral arrangement with CreditEase is designed so that CreditEase does not compete with our online consumer finance marketplace business. In 2014, 2015 and 2016, 48.1%, 49.5% and 42.5% of our borrowers were acquired through referrals from CreditEase, respectively. The average size of loans sourced through offline channels tends to be larger than that of loans sourced through online channels.

The following table provides a breakdown of the number of borrowers using our platform by channel:

	For the Year Ended December 31,
	2014	2015	2016
Number of borrowers(1):
Borrowers from online channels	20,422	74,000	184,430
Borrowers from offline channels	18,922	72,390	136,589
Total number of borrowers	39,344	146,390	321,019

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

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)

Amount of loans facilitated(1)	2,228,562	9,557,613	20,277,927	2,920,629
Loans generated from online channels	896,003	3,152,272	7,745,724	1,115,616
Loans generated from offline channels(2)	1,332,559	6,405,341	12,532,203	1,805,013

(1)         In October 2016, we launched a new program named “Top-up Program” whereby we facilitate a new loan for a qualified borrower to replace his or her existing loan on our platform. Top-up Program is a service provided to qualified borrowers to enhance customer experience and serve their lifetime credit needs. Only the top-up amount, i.e. the portion of the new loan exceeding the outstanding balance of the existing loan, is included in the amount of loans facilitated presented in the table above and elsewhere in this annual report. The total contractual amount of all loans facilitated in 2016, which included the entire amount of the new loans facilitated under the Top-up Program, was RMB20,486 million (US$2,951 million).

(2)         RMB247.4 million of loans generated from offline channels for 2015 were funded through Trust No. 1. RMB300.0 million of loans generated from offline channels for 2016 were funded through Trust No. 2. For more information about the trusts, please see “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

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

Investor Profile and Base

Based on the information disclosed to us, as of December 31, 2016, our historical investor profile was 56.1% male and 44.0% female, while 78.5% were 40 years of age or less.

In 2014, 2015 and 2016, 34,527, 326,055 and 597,765 investors invested through our platform, respectively. The total amount of funds invested by investors through our marketplace was RMB2.6 billion, RMB11.9 billion and RMB25.0 billion (US$3.6 billion) in 2014, 2015 and 2016, respectively.

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

The following table provides a breakdown of the number of investors using our platform by channel:

	For the Year Ended December 31,
	2014	2015	2016
Number of investors(1):
Investors from online channels	25,093	317,051	597,765
Investors from offline channels	9,434	9,004	—
Total number of investors	34,527	326,055	597,765

(1)         The number of investors for a specified period represents the number of investors who have made at least one investment in loans during such period. An investor who makes investments through our platform through both online and offline channels during a period is counted as an investor acquired from online channels for the purpose of the table above.

Our Products and Services

Products Offered to Borrowers

Our online marketplace primarily facilitates standard loan products and FastTrack loan products to borrowers. For the loan products we facilitate, the APR paid by borrowers is between 16.9% and 39.5%, with the specific rate charged dependent upon a risk assessment of the borrower. We believe that these loans are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. All of our loan products are unsecured, feature fixed monthly payments and offer terms of 12, 18, 24, 36 or 48 months. In October 2016, we launched a new program named “Top-up Program” whereby we facilitate a new loan for a qualified borrower to payback his or her existing loan on our platform. Top-up Program is a service provided to qualified borrowers to enhance customer experience and serve their lifetime credit needs. The fee structure of loans facilitated under the Top-up Program is the same as other loan products except that we offer a credit of upfront fee of the existing loan to encourage the acceptance of the new loan, which is considered as a cash incentive provided to the borrower and recorded as a reduction to revenue.

Standard Loan Products

In 2014, 2015 and 2016, the average loan amounts for our standard loan products were approximately RMB66,187, RMB82,816 and RMB89,058 (US$12,827.1), respectively. To apply for a standard loan, a borrower needs to complete an online application providing information such as their PRC identity card information, a bank statement with proof of monthly income and credit report from the PBOC, as well as the desired loan amount and term. In 2014, 2015 and 2016, our standard loan products represented the majority of the loans that were made through our marketplace.

FastTrack Loan Products

FastTrack loans are a new, fast expanding product that is currently only available through our mobile applications. These loans can be as large as RMB100,000 (US$14,403.0). In 2014, 2015 and 2016, the average FastTrack loan amounts were RMB36,328, RMB39,458 and RMB39,159 (US$5,640.1), respectively. To apply for a FastTrack loan, a borrower completes an online application providing their PRC identity card information, e-commerce account information, mobile phone number, credit card statement and if applicable, PBOC credit report, housing fund information and life insurance policy information, as well as the desired loan amount and duration. This product offers near instantaneous credit approval, allowing qualified borrowers to receive an initial decision in as fast as ten minutes.

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

Automated investing tool. Our automated investing tool represents the most popular way for investors to invest in loans through our marketplace. With our automated investing tool, an investor agrees to invest a specified amount of money to borrowers through our marketplace for a specified period of time. Once an investor commits funds using the tool, his funds are automatically allocated among approved borrowers. Our automated investing tool automatically reinvests investors’ funds as soon as a loan is repaid, enabling investors to speed the reinvestment of cash flows without having to continually revisit our website or mobile application. Unless an emergency withdrawal fee is paid, investors using our automated investing tool are not allowed to withdraw their funds prior to the expiration of the specified investment period, which does not necessarily match the term of the loans to which the automated investing tool allocates the investor’s funds. In 2014, 2015 and 2016, the vast majority of funds invested by investors through our marketplace were invested utilizing this automated investing tool.

The minimum threshold for a lending commitment made through our automated investing tool is RMB100 (US$14.4). In 2014, 2015 and 2016, the average amounts invested through our automated investing tool by each investor were RMB76,612, RMB35,327 and RMB41,530 (US$5,981.6), respectively, and the current average annual rates of return to investors after deducting the management fee were between 5.0% to 10.5%. The specific rate of return offered to an investor using our automated investing tool varies with the duration of the committed investment term, which can be as short as three months, and the average interest returns of the loans to which the automated investing tool allocates the investor’s funds, which are also dependent on loan term.

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

The minimum threshold for a lending commitment made through our self-directed investing tool is RMB100 (US$14.4). In 2014, 2015 and 2016, the average amounts invested through our self-directed investing tool by each investor were RMB51,570, RMB85,787 and RMB58,419 (US$8,414.1), respectively. The rate of return offered to an investor after deducting the management fee varies with the duration of the investment term, with 9.0% corresponding to a 12-month loan and 11.25% corresponding to a 48-month loan.

Quality assurance program

In January 2015 we launched our current quality assurance program. Under the current arrangement, we set aside a certain amount of cash in an interest-bearing custody account. The quality assurance program covers loans originated on or after January 1, 2015. If a loan originated on or after January 1, 2015 defaults, we will withdraw funds from the quality assurance program to repay the principal and accrued interest for the defaulted loan, unless the quality assurance program is depleted. At the inception of each loan, we set aside cash in an amount equal to a certain percentage of the loan amount facilitated on our platform. We reserve the right to revise this percentage upwards or downwards from time to time. In addition, we monitor the balance of the quality assurance program on a monthly basis, and adjust on a quarterly basis by putting an appropriate additional amount of cash from other sources into the quality assurance program as needed to ensure we can sufficiently cover the expected net payouts. See “—Risk Management—Investor Protection.”

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

Fees Charged to Investors

We charge investors various on-going as well as one-time fees, depending on their specific investment activity on our marketplace. We charge investors a monthly management fee for using our automated investing tool and self-directed investing tool. The monthly management fee for using the automated investing tool is the difference between the interest rates on the underlying loans which range from 10.0% and 12.5%, and the targeted returns offered to investors which range from 5.0% to 10.5%. The monthly management fee for using the self-directed investing tool is equal to 10% of the interest that investors receive, which ranges from 10.0% to 12.5%. A one-time fee is charged to all investors for each loan transferred over our secondary loan market.

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

• credit card statement data authorized by applicants; and

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

For a potential borrower who passes our initial qualification phase and is applying for our loan products, the application proceeds to our credit assessment team for review. A member of our credit assessment team will first conduct a telephone verification interview with the applicant. After the initial telephone verification interview, one junior and one senior member of our credit assessment team will analyze the application and Yirendai score. If a member of the credit assessment team suspects there may be fraud involved with a particular loan application or determines that additional verification is needed to complete the credit decisioning process, that team member will conduct further due diligence and verification, such as additional phone calls to the borrower applicant and the applicant’s employer that is identified in the application. While these additional steps have led us to discover instances of invalid information provided by prospective borrowers in the past, the number of such instances has not been significant. Following this review, the credit assessment team will either approve the loan as is, approve the loan with one or more modified sets of loan characteristics, or decline the loan application. In 2014, 2015 and 2016, 18.8%, 25.7% and 39.7% of all loan applications that passed the initial qualification phase were approved by our credit assessment team, respectively. The approval rate by our credit assessment team improved as we enhanced our initial qualification process by rejecting non-qualified borrowers at an early stage. In 2014, 2015 and 2016, 12.8%, 12.7% and 14.5% of all loan applications were approved.

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

Proprietary Credit Scoring Model and Loan Qualification System

We use a proprietary credit scoring model to assess the creditworthiness of potential borrowers. This credit scoring model originates from a credit scoring system that was developed by CreditEase in conjunction with FICO. We have further modified our credit scoring model to adapt it to the realities of the Chinese market, which has historically had no source of widely available consumer credit information. Our credit scoring model aggregates and analyzes the data submitted by the borrower as well as the data we collect from a number of internal and external sources, and then generates an Yirendai score for the prospective borrower. Our relationship with CreditEase allows us to further enhance the depth of our credit scoring model through our ability to rely on its ten years of loan data. In addition to its strong analytical foundation, our credit scoring model is routinely monitored, tested, updated and validated by our risk management team.

The following table presents the key criteria that materially impact a borrower’s Yirendai score:

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
A

healthy purchasing pattern with online merchants(1) and healthy credit card behavior(2) OR credit card holder with credit card limit of no lower than RMB70,000 (US$10,082.1) and monthly after tax income of no less than RMB10,000 (US$1,440.3)

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

The following table presents the current APR, the annual interest rate and the average transaction fee rate for each of the different segments in our pricing grid:

Pricing Grade	APR	Interest Rate(1)	Average Transaction Fee Rate(2)
A	16.9%	10.0-12.5%	5.6%
B	27.4%	10.0-12.5%	17.3%
C	33.5%	10.0-12.5%	24.8%
D	39.5%	10.0-12.5%	27.6%

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

Our credit assessment team consisted of 72 members as of December 31, 2016. Each application for loan products received through our platform is reviewed by one junior member and one senior member of our credit assessment team. Members of our credit assessment team analyze loan applications and also assist with fraud detection and borrower verification, leveraging skills learned through training and on-the-job experience to evaluate loans on the basis of direct communications with potential borrowers. For each loan application, a junior team member will make an initial recommendation which is then reviewed by a senior team member, who has the authority to veto the junior team member’s recommendation. In 2014, 2015 and 2016, 18.8%, 25.7% and 39.7% of all loan applications that passed the initial qualification phase were approved by our credit assessment team, respectively.

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

Investor Protection

Prior to August 2013, we offered investors an investor protection service in the form of a quality assurance program, whereby we set aside a portion of the service fees we received in the quality assurance program. In the event that a loan defaults for more than fifteen days, we will use cash from the quality assurance program to pay the loan principal and accrued interest to the investor. According to our agreements with investors, our contractual obligation for repayment of defaulted loans is limited to the amount of cash we set aside in the quality assurance program. We charged investors a quality assurance program management fee at a rate of 10% of the loan interest for this service.

In August 2013, we replaced the previous quality assurance program with a guarantee system. Under this system, we worked with Tian Da Xin An, a guarantee company, to provide investors with the option of purchasing the assurance that their principal and interest would be repaid in the event that their loans defaulted, and the guarantee company charged investors 10% of the loan interest for the guarantee service. Historically, more than 99% of investors opted into the guarantee system. When we switched to the guarantee model in August 2013, we paid Tian Da Xin An a one-time fee of US$0.3 million for its assumption of the outstanding loan balances covered under our previous quality assurance program.

Starting on January 1, 2015, we ended our relationship with the guarantee company, which will still continue to guarantee all previously guaranteed loans, and launched our current quality assurance program. This quality assurance program covers loans originated on or after January 1, 2015. Under this arrangement, at the inception of each loan we set aside cash in an amount equal to a certain percentage of the loan amount facilitated on our platform in an interest-bearing custody account managed by China Guangfa Bank. We reserve the right to revise this percentage upwards or downwards from time to time. The factors that we consider in determining such percentage include market dynamics, our product lines, profitability, cash position and our actual and expected quality assurance net payouts.

Under the quality assurance arrangement, if a borrower is 15 days delinquent in repaying an installment of principal and interest of a loan, we will withdraw an amount from the custody account to repay the delinquent installment of principal and interest to the corresponding investor. If a borrower is 90 days delinquent in repaying an installment of principal and interest on a loan, we will withdraw an amount from the custody account to repay the delinquent installment principal and interest, plus the entire outstanding balance of the loan principal, to the corresponding investor. If the quality assurance program becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis, and their outstanding unpaid balances will be deferred to the next time the quality assurance program is replenished, at which time a distribution will again be made to all investors with delinquent loans. Following replenishment of the quality assurance program, in the event that the amount of funds is again insufficient to pay back all investors with delinquent loans, the investors will again be repaid on a pro rata basis, although in this case the number of investors sharing pro rata in the quality assurance program will increase to include the unpaid investors from prior periods as well as the unpaid investors from the current period. If the quality assurance program is continually underfunded, investors may need to wait for extended periods to receive a full distribution from the quality assurance program, or incur a loss on their investment if the quality assurance program is not sufficient. Starting in November 2015, we placed a two-year limit on the period during which an investor has the right to receive distribution from the quality assurance program, which means if an investor has not recovered the full default amount by the time that is two years and 90 days from the original due date, then the investor will no longer have the right to receive pro rata repayment from our quality assurance program. As a result, investors will bear the risk that they will not be able to fully recover their investment principal and unpaid interest.

Once we make a payment to an investor, we seek to collect the amounts from the borrower through the collection process. The amount collected from the borrower, if any, is remitted to first replenish the portion of the quality assurance program used to repay the investor, and if there is any additional amount remaining, then to reimburse our collection expenses. If we are not successful in collecting a sufficient amount from the default borrower to cover our collection expenses, our quality assurance service agreement with investors calls for investors to reimburse us for any litigation or arbitration expenses we may have advanced on their behalf during the collection process, although in practice we will bear the unrecovered portion of these and all other collection expenses.

In the first three quarters of 2015, the amount of cash we set aside for the quality assurance program is equivalent to 6% of the loans facilitated through our marketplace during the period. This amount was not sufficient to cover all expected net payouts for loans facilitated during this period.

In the fourth quarter of 2015, in order to continue to attract new and retain existing investors and to remain consistent with the current industry practice in China, we revised our quality assurance program funding policy to ensure that we set aside sufficient cash in the quality assurance program to cover the expected net payouts, based on our business intention but not legal obligation. In addition to setting aside a certain percentage of the loan amount at the inception of each loan, we monitor the balance of the quality assurance program on a monthly basis, and adjust on a quarterly basis by putting an appropriate additional amount of cash from other sources into the quality assurance program as needed to ensure we can sufficiently cover the expected net payouts.

Our current quality assurance program funding policy aims to have sufficient cash in the quality assurance program to cover expected net payouts. Subject to the terms and limits in our agreements with investors, we currently allow investors to fully recover their outstanding principal and accrued interest in the event of loan default. However, as the industry continues to evolve and becomes more sophisticated, we may revisit our policy or the terms on which we offer the quality assurance program so that investors may recover less than 100% of the outstanding principal and accrued interest.

For our liabilities associated with the quality assurance program, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Statements of Operations Items—Quality assurance program.”

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

•                  Mobile applications. We have developed different user-friendly mobile applications for borrowers and investors, which enable borrowers and investors alike to access our platform at any time or location that is convenient. We launched our first mobile application during the fourth quarter of 2013, and approximately 24.7%, 28.6% and 37.4% of loans in terms of amount were facilitated through our mobile applications in 2014, 2015 and 2016, respectively.

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

Competition

The online consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. Our key competitor is Lufax (). In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

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

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have made application for two trademarks and for the transfer of five trademarks from CreditEase to us, all of which are pending with the Trademark Office under the State Administration for Industry and Commerce. We have obtained a worldwide, royalty-free and exclusive license from CreditEase to use certain trademarks relating to our business, which CreditEase is in the process of transferring to us. As of the date of this annual report, a total of six trademarks have been transferred to us by CreditEase. We have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “” (Chinese equivalent for CreditEase).

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

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

Our PRC subsidiaries are mainly engaged in providing investment and financing consultations and technical services, which fall into the “encouraged” or “permitted” category under the Catalog. Our PRC subsidiaries have obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except e-commerce), including internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are in the “restricted” category through our consolidated variable interest entities, Heng Cheng and Yi Ren Wealth Management.

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. The Guidance Catalog of Industries for Foreign Investment amended in 2015 and Circular 196 promulgated by MIIT in June 2015 allow a foreign investor to own more than 50% of the total equity interest in an online data processing and transaction business (e-commerce business).

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as the VATS License, is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the VATS License holder must have the necessary facilities for its approved business operations and to maintain the facilities in the regions covered by its VATS License.

In light of the above restrictions and requirements, we operate our online marketplaces through Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities. Heng Cheng has received an ICP License, the VATS License for internet information services, and Yi Ren Wealth Management is in the process of applying for an ICP License. CreditEase currently owns certain trademarks relating to our value-added telecommunications business. CreditEase is in the process of transferring these trademarks to Heng Cheng in order to comply with the requirement that registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders.

Regulations Relating to Online Lending Information Intermediary

Due to the relatively brief history of the online lending information intermediary service industry in China, the regulatory framework governing our industry has not developed comprehensively. Even though few specific regulations on online lending information intermediary service industry have been issued in the past two years, detailed interpretation and implementation guidelines have yet to be promulgated by the regulators. In addition, there are certain other general rules, laws and regulations that may be relevant or applicable to the online lending information intermediary service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreement between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online lending information intermediaries or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online lending information intermediary, which only provides intermediary services, the courts will dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online lending information intermediary guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the online lending information intermediary assumes the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the excess will not be enforced by the courts. The APRs for the term loans on our marketplace currently range from 16.9% to 39.5%, which comprises a fixed interest rate and a transaction fee rate we charge borrowers for our services. See “—Our Products and Services—Loan Pricing Mechanism.” The interest rate component, which is stipulated in the loan agreements, does not and is not expected to exceed the mandatory limit for loan interest rates.

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

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998 and amended in January 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$144,030), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$72,015), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

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

Regulations on Online Lending Information Intermediary Service Provider

In July 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines. The Guidelines sets forth certain core principles for the online lending information intermediary service industry. Based on the core principles under the Guidelines, in August 2016, the CBRC, the MIIT, the PRC Ministry of Public Security and the PRC State Internet Information Office issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. The Interim Measures defines online lending as the direct lending among individuals (including natural persons, legal persons and other organizations) through Internet platforms, and the online  lending information intermediaries as the legally established financial information intermediaries specialized in the online lending information intermediary business, which provide, mainly through Internet, such services as information collection, information release, credit assessment, information exchange, and lending matchmaking to facilitate the direct lending between borrowers and lenders.

The Interim Measures require the online lending information intermediaries and their branches that propose to carry out the online lending information intermediary services to file a record with the local financial regulatory department at the place where it is registered with the local administration for industry and commerce within 10 business days upon obtaining the business license.  Local financial regulatory departments have the power to assess and classify the online lending information intermediaries which have filed a record, and to publicize the record-filing information and the classification results on their respective official websites in a timely manner.  However, specific rules and procedures on the record-filing, assessment and classification of the online lending information intermediaries, particularly those in existence before the promulgation of the Interim Measures, are yet to be formulated and issued. Institutions engaged in the online lending information intermediary business must explicitly identify the online lending information intermediaries in their business scope.

The online lending information intermediaries are prohibited from engaging in any of the following activities, among other things: (i) financing for themselves directly or in a disguised form; (ii) accepting, collecting or gathering funds of lenders directly or indirectly; (iii) providing security to lenders or promising break-even principals and interests directly or in a disguised form; (iv) advertising or promoting financing projects on other physical premises other than such digital channels as the Internet, fixed-line telephone or mobile phone by themselves or upon entrustment or authorization of any third party; (v) providing loans, unless otherwise stipulated by laws and regulations; (vi) splitting the term of any financing project; (vii) raising funds by issuing such financial products as wealth management products by themselves, or selling wealth management products of banks, assets management products of securities traders, funds, insurance, trust products or other financial products on a commission basis; (viii) carrying out any business analogous to asset securitization or conducting transfer of creditor’s rights in the form of packaged assets, asset-backed securities, trust assets or fund units, among others; (ix) engaging in any form of mixture, bundling or agency with other businesses such as institutional investment, sale on a commission basis and brokerage, unless otherwise permitted by laws, regulations and relevant regulatory provisions on online lending information intermediaries; (x) false statement, misrepresenting or failure to disclose important information regarding the financial projects; (xi) providing information intermediary services for those highly risky financing projects whose purpose is investing in stock market, over-the-counter financing, futures contracts, structured products and other derivatives; and (xii) engaging in equity-based crowd funding.

The Interim Measures do not allow (i) the balance of money borrowed by the same natural person and the same legal person or other organization on the same online lending information intermediary platform to exceed RMB200,000 (US$28,806) and RMB1,000,000 (US$144,030.0), respectively; or (ii) the total balance of money borrowed by the same natural person and the same legal person or other organization on different online lending information intermediary platforms to exceed RMB1,000,000 (US$144,030.0) and RMB5,000,000 (US$720,150), respectively. The fund raising period set by an online lending information intermediary for each single financing project must not exceed 20 business days.

Further, the Interim Measures set forth certain information disclosure requirements for the online lending information intermediaries, including (i) fully disclosure on their respective official websites of the basic information of borrowers, basic information of financing projects, risk assessment, possible risk results, use of funds by the matched lending projects and other related information; (ii) publishing on their respective official websites matched lending projects and other information on their operation and management; (iii) maintaining certain column on their official websites for information on their business operation and management and regularly disclosing their annual reports, laws and regulations, and relevant regulatory provisions on the online lending information intermediary service industry to the public; (iv) retaining accounting firms to regularly audit the deposit and management of the lenders’ and borrowers’ funds, information disclosure, security of information technology infrastructure, compliance of operation and other key processes, and also retaining qualified information security assessment and certification institutions to regularly assess and certify their information security, and disclose to lenders, borrowers and others such auditing, assessment and certification results.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines issued by PBOC in February 2017 require the online lending platforms to set up custody accounts with commercial banks and comply with the anti-money laundry requirements of the relevant commercial banks.

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes.

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, while internet information services, or ICP services, and data processing and transaction processing services, or EDI services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts, which must identify the specific type of value-added telecommunications services it provides. An internet information service provider must obtain a VATS License for internet information services, or ICP License and a data processing and transaction processing service provider must obtain a VATS License for data processing and transaction processing services, or EDI License.

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

Heng Cheng, our consolidated variable interest entity operating our online marketplace and Yi Ren Wealth Management, our consolidated variable interest entity operating our wealth management website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Heng Cheng and Yi Ren Wealth Management to obtain an ICP License and an EDI License. Heng Cheng has an ICP License for provision of commercial internet information services issued by Beijing Telecommunication Administration Bureau in April 2015, and Yi Ren Wealth Management is in the process of applying for an ICP License. The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online lending information intermediaries, to complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT and/or the Office for Cyberspace Affairs pursuant to the Guidelines. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to apply for appropriate telecommunication business license in accordance with the relevant requirements of telecommunication authorities subsequent to completion of the record-filing with the local financial regulatory department. In accordance with the Guidelines and the Interim Measures, the relevant authorities are in the process of making detailed implementation rules in relation to the record-filing procedures, as well as the application procedures for appropriate telecommunication business license by online lending information intermediaries. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

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

In addition, the Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including online lending information intermediaries, to improve technology security standards, and safeguard customer and transaction information. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 requires the online lending information intermediaries, among other things, to (i) carry out grading filing and testing for their information systems, (ii) implement thorough cyberspace security facilities and management measures, including firewall, intrusion detect, data encryption, and disaster recovery, etc., (iii) establish information technology management, technology risk management, technology auditing and related systems, (iv) allocate sufficient resources and implement thorough management and control measures and technological means to ensure safe and steady operation of their information systems, (v) protect the security of the information of lenders and borrowers, (vi) carry out a comprehensive security evaluation at least once every two years, (vii) accept the information security inspection and auditing by competent authorities, and (viii) establish or adopt application-level disaster recovery systems and facilities compatible with their business scales within two years after their establishment.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Guidelines jointly released by ten PRC regulatory agencies in July 2015 also prohibit internet finance service providers, including online lending information intermediaries, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 requires the online lending information intermediaries, among other things, to strengthen the management of lenders’ and borrowers’ information to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information, to keep confidential the lenders’ and borrowers’ information collected in the course of their business, and not to use such information for any other purpose except for services they provide without approval of lenders or borrowers. The lenders’ and borrowers’ information collected within the territory of China shall be stored, processed and analyzed within the territory of China. The online lending information intermediaries shall not provide the lenders’ and borrowers’ information to any party located outside the territory of China, unless otherwise required by laws and regulations. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report, we have made application for two trademarks and for the transfer of five trademarks from CreditEase to us, all of which are pending with the Trademark Office under the State Administration for Industry and Commerce. We have obtained a worldwide, royalty-free and exclusive license from CreditEase to use certain trademarks relating to our business, which CreditEase is in the process of transferring to us. As of the date of this annual report, a total of six trademarks have been transferred to us by CreditEase. We also have obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “” (Chinese equivalent for CreditEase). However, the trademark licenses by CreditEase to us have not been filed with the Trademark Office under the State Administration for Industry and Commerce.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Yirendai HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Heng Ye and Heng Yu Da, our PRC subsidiaries, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

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

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

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

We have adopted a share incentive plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We plan to advise the recipients of awards under our 2015 share incentive plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that they can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Heng Ye, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in September 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities as of the date of this annual report:

CreditEase Holdings (Cayman) Limited
(Cayman Islands)
Other Shareholders
83.7%
16.3%
Yirendai Ltd.
(Cayman Islands)
100%
Yirendai Hong Kong Limited
("Yirendai HK")
(Hong Kong)
Outside China
Inside China
100%
Yi Ren Heng Ye Technology Development
(Beijing) Co., Ltd.
("Heng Ye")
Chongqing Heng Yu Da Technology Co., Ltd.
("Heng Yu Da")
Heng Cheng Technology Development
(Beijing) Co., Ltd.
("Heng Cheng")(1)
Yiren Financial Information Service
(Beijing) Co., Ltd.
("Yi Ren Wealth Management")(2)
Equity Interest
Contractual arrangements

(1)         The shareholders of Heng Cheng are Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, owning 40%, 30% and 30% of Heng Cheng’s equity interest, respectively. Mr. Ning Tang is our executive chairman, Mr. Fanshun Kong is a non-executive PRC employee of CreditEase, and Ms. Yan Tian is a third-party individual designated by CreditEase.

(2)         The shareholders of Yi Ren Wealth Management are Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, owning 40%, 30% and 30% of Yi Ren Wealth Management’s equity interest, respectively.

Contractual Arrangements with Heng Cheng and Yi Ren Wealth Management

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Heng Cheng and Yi Ren Wealth Management, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

•                  exercise effective control over Heng Cheng and Yi Ren Wealth Management;

•                  receive substantially all of the economic benefits of Heng Cheng and Yi Ren Wealth Management; and

•                  have an exclusive option to purchase all or part of the equity interests in Heng Cheng and Yi Ren Wealth Management when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Heng Cheng and Yi Ren Wealth Management, and we treat Heng Cheng and Yi Ren Wealth Management as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Heng Cheng and Yi Ren Wealth Management in our consolidated financial statements in accordance with U.S. GAAP.

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

Agreements that Provide Us with the Option to Purchase the Equity Interest in Heng Cheng

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Heng Cheng has irrevocably granted Heng Ye an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Heng Cheng. The purchase price is equal to the higher of the amount of loan extended by Heng Ye to each shareholder of Heng Cheng under the respective loan agreement or the minimum price required by PRC law. If Heng Ye exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Heng Cheng and each of its shareholders have agreed to appoint any persons designated by Heng Ye to act as Heng Cheng’s directors. Without Heng Ye’s prior written consent, Heng Cheng shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,403.0) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Heng Cheng have agreed that, without Heng Ye’s prior written consent, they will not dispose of their equity interests in Heng Cheng or create or allow any encumbrance on their equity interests. Moreover, without Heng Ye’s prior written consent, no dividend will be distributed to Heng Cheng’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Heng Ye. These agreements will remain effective until all equity interests of Heng Cheng held by its shareholders have been transferred or assigned to Heng Ye or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between Heng Ye and the shareholders of Heng Cheng, Heng Ye made loans in an aggregate amount of RMB30.0 million (US$4.3 million) to the shareholders of Heng Cheng solely for the capitalization of Heng Cheng. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Heng Cheng to Heng Ye or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Heng Ye. In the event that shareholders sell their equity interests to Heng Ye or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Heng Ye as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Heng Cheng and Heng Ye elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Contractual Arrangements with Yi Ren Wealth Management

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Heng Yu Da, our consolidated variable interest entity, Yi Ren Wealth Management, and the shareholders of Yi Ren Wealth Management.

Agreements that Provide Us with Effective Control over Yi Ren Wealth Management

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Yi Ren Wealth Management has pledged all of his or her equity interest in Yi Ren Wealth Management to guarantee the shareholder’s and Yi Ren Wealth Management’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Yi Ren Wealth Management or any of its shareholders breaches their contractual obligations under these agreements, Heng Yu Da, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Yi Ren Wealth Management in accordance with the law. Each of the shareholders of Yi Ren Wealth Management agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Heng Yu Da. The equity interest pledge agreements remain effective until Yi Ren Da and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Yi Ren Wealth Management has irrevocably appointed Heng Yu Da to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Yi Ren Wealth Management requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Yi Ren Wealth Management, and appointing directors and executive officers. Heng Yu Da is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Heng Yu Da shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Yi Ren Wealth Management. Each shareholder has waived all the rights which have been authorized to Heng Yu Da and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Yi Ren Wealth Management

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Heng Yu Da and Yi Ren Wealth Management, Heng Yu Da has the exclusive right to provide Yi Ren Wealth Management with technical support, consulting services and other services. Without Heng Yu Da’s prior written consent, Yi Ren Wealth Management agrees not to accept the same or any similar services provided by any third party. Heng Yu Da may designate other parties to provide services to Yi Ren Wealth Management. Yi Ren Wealth Management agrees to pay service fees on a monthly basis and at an amount determined by Heng Yu Da after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Heng Yu Da owns the intellectual property rights arising out of the performance of this agreement. In addition, Yi Ren Wealth Management has granted Heng Yu Da an irrevocable and exclusive option to purchase any or all of the assets and businesses of Yi Ren Wealth Management at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Heng Yu Da unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Yi Ren Wealth Management

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Yi Ren Wealth Management has irrevocably granted Heng Yu Da an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Yi Ren Wealth Management. The purchase price is equal to the higher of the amount of loan extended by Heng Yu Da to each shareholder of Yi Ren Wealth Management under the respective loan agreement or the minimum price required by PRC law. If Heng Yu Da exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Yi Ren Wealth Management and each of its shareholders have agreed to appoint any persons designated by Heng Yu Da to act as Yi Ren Wealth Management’s directors. Without Heng Yu Da’s prior written consent, Yi Ren Wealth Management shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000 (US$72,015),  provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (US$72,015) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Yi Ren Wealth Management have agreed that, without Heng Yu Da’s prior written consent, they will not dispose of their equity interests in Yi Ren Wealth Management or create or allow any encumbrance on their equity interests. Moreover, without Heng Yu Da’s prior written consent, no dividend will be distributed to Yi Ren Wealth Management’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Heng Yu Da. These agreements will remain effective until all equity interests of Yi Ren Wealth Management held by its shareholders have been transferred or assigned to Heng Yu Da or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between Heng Yu Da and the shareholders of Yi Ren Wealth Management, Heng Yu Da made loans of RMB4.0 million (US$0.6 million), RMB3.0 million (US$0.4 million) and RMB3.0 million (US$0.4 million) to Ning Tang, Fanshun Kong and Yan Tian, respectively, who are the shareholders of Yi Ren Wealth Management, solely for the capitalization of Yi Ren Wealth Management. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Yi Ren Wealth Management to Heng Yu Da or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Heng Yu Da. In the event that shareholders sell their equity interests to Heng Yu Da or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Heng Yu Da as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Yi Ren Wealth Management and Heng Yu Da elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

In the opinion of Han Kun Law Offices, our PRC counsel:

•                  the ownership structures of Heng Ye, Heng Cheng, Heng Yu Da and Yi Ren Wealth Management will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among Heng Ye, Heng Cheng and the shareholders of Heng Cheng and the contractual arrangements among Heng Yu Da, Yi Ren Wealth Management and the shareholders of Yi Ren Wealth Management governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the MOC published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item. 3 Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us,” and “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.                                    Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising 4,166.9 square meters in Beijing, China. We have leased additional office spaces of 1,538.4 square meters in Beijing, China and 1,122.6 square meters in Chongqing, China. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in January 2019. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have three year terms. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.                                    Operating Results

Overview

We are a leading online consumer finance marketplace in China connecting investors and individual borrowers, according to iResearch. We facilitated over RMB32.3 billion (US$4.7 billion) in loans from our inception in March 2012 through December 31, 2016. Our online platform automates key aspects of our operations and enables us to efficiently match borrowers with investors and facilitate and execute loan transactions. Our borrowers and investors come from a variety of channels, including online sources, such as through the internet and our mobile applications, as well as offline sources, such as referrals from CreditEase’s on-the-ground sales network.

We currently target prime borrowers, comprising credit card holders with stable credit performance and salary income. We strategically focus on prime borrowers as we believe members of this group tend to be more creditworthy and more receptive to internet finance solutions. Our online marketplace offers qualified borrowers quick and convenient access to credit at competitive prices.

Our online marketplace provides investors with attractive returns with investment thresholds as low as RMB100 (US$14.4). Investors have the option to individually select specific loans to invest in or to use our automated investing tool that identifies and selects loans on the basis of a targeted return. We also offer investors a quality assurance program with the aim of limiting losses to investors from borrower defaults. In addition, we provide investors with access to a liquid secondary market, giving them an opportunity to exit their investments before the underlying loans become due.

We generate revenues primarily from fees charged for our services in matching investors with individual borrowers and for other services we provide over the life of a loan. We charge borrowers transaction fees for services provided through our platform in facilitating loan transactions, and charge investors service fees for using our automated investing tool or self-directed investing tool. We currently do not charge separate fees for the quality assurance program we offer. As an information intermediary, we do not use our own capital to invest in loans facilitated through our marketplace.

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

We utilize online channels and offline channels, such as CreditEase’s on-the-ground sales network, for borrower acquisition. We attract a fast growing number of our borrowers through various online channels. In addition, CreditEase’s on-the-ground sales network refers borrowers who fall within our target borrower group to our online marketplace. CreditEase charges us a fee for offline borrower acquisition services. For the three years starting 2016, the fee rate will be 6% of the loans facilitated to borrowers referred by CreditEase. After that, the fee rate may be adjusted on a yearly basis based on commercial negotiation, and after taking into consideration the costs to CreditEase for providing such services and with reference to market rates. Currently, referrals from CreditEase’s on-the-ground sales network account for a majority of our borrowers and loan volume. In 2014, 2015 and 2016, 48.1%, 49.5 % and 42.5% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 59.8%, 67.0% and 61.8% of the total amount of loans facilitated through our marketplace, respectively. As we acquire more borrowers, the volume of loans facilitated over our marketplace is expected to continue to increase.

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

Additionally, we started offering a quality assurance program from January 1, 2015 and revised our quality assurance program funding policy in the fourth quarter of 2015. The funding and operation of quality assurance program may have a material impact on our financial condition. We currently set aside sufficient cash in the quality assurance program to cover the expected net payouts. A significant increase in our expected quality assurance program net payouts will have a negative impact on our net revenues and net income. Our ability to assess the expected quality assurance program net payouts depends on our ability to manage and forecast the performance, or the charge-off rates, of the loans facilitated through our marketplace. Since we commenced our online consumer finance business only in March 2012, we have limited information regarding the charge-off rates on the loans generated through online channels. If the actual net payouts turn out to be higher than expected, we may choose to set aside additional cash in our quality assurance program or have to recognize additional expenses and liabilities on our financial statements. This could result in constraints to our working capital, or have a material and adverse impact on our financial condition, results of operations and business operations.

Product Mix and Pricing

Our ability to maintain profitability largely depends on our ability to continually optimize our product mix and to accurately price the loans facilitated through our platform. As part of our efforts to introduce risk-based pricing, we have developed four different segments in our current pricing grid, which we refer to as Grade A, Grade B, Grade C and Grade D loans in this annual report. Among the four segments, Grade A represents the lowest risks associated with the borrowers, while Grade D represents the highest risks. Because of the different level of efforts required to facilitate Grade A, B, C and D loans, the transaction fee rate that we charge borrowers varies depending on the pricing grade of the loan facilitated. Among the four pricing grades, Grade A loans have the lowest average transaction fee rate of 5.6%, while Grade D loans have the highest average transaction fee rate of 27.6%. In response to market competition or further developments, we may spend more effort promoting certain loan products, manage the growth in volume of other loan products, introduce new products with new pricing grades or adjust the pricing of our existing products. In addition, as we offer investor protection service in the form of a quality assurance program to cover potential defaults, the product mix also has a significant impact on our liabilities from quality assurance program, given the different levels of default risk associated with the different pricing grades. Any material change in the product mix could have a significant impact on our profitability and net income margin.

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

Regulatory Environment in China

The regulatory environment for the online lending information intermediary service industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of the online lending information intermediary service industry in China, although PRC government has issued certain guidelines, regulations and rules to regulate and support the development of, the online lending information intermediary service industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these events could also provide new product and market opportunities.

Loan Performance Data

Delinquency Rates

We define the delinquency rates as the balance of principal and interest for loans unpaid by borrowers that were 15 to 29, 30 to 59, 60 to 89, 90 to 179, 180 to 359, and 360 and over 360 calendar days past due as of the end of the period as a percentage of the total unpaid balance of principal and interest for the relevant group of loans.  The following tables provide our delinquency rates for all loans and by channel as of December 31, 2014, 2015 and 2016:

	Delinquent for
	15-29 days	30-59 days	60-89 days	90-179 days(1)	180-359 days(1)	360 days and above(1)
All Loans
December 31, 2014	0.3%	0.2%	0.2%	0.5%	0.8%	0.2%
December 31, 2015	0.4%	0.5%	0.4%	0.9%	1.1%	0.4%
December 31, 2016	0.4%	0.7%	0.6%	1.3%	1.7%	1.5%

Online Channels
December 31, 2014	0.4%	0.3%	0.2%	0.4%	0.7%	0.2%
December 31, 2015	0.6%	0.8%	0.6%	1.4%	1.9%	0.6%
December 31, 2016	0.6%	1.0%	0.8%	1.6%	2.1%	2.1%

Offline Channels
December 31, 2014	0.3%	0.2%	0.2%	0.6%	0.9%	0.2%
December 31, 2015	0.3%	0.4%	0.3%	0.7%	0.8%	0.3%
December 31, 2016	0.4%	0.6%	0.4%	1.1%	1.4%	1.2%

(1)         Loans that are delinquent for more than 89 days are counted towards the M3+ Net Charge-off Rates. See “—M3+ Net Charge-off Rates.”

We also track the time it takes to recover the net payouts made from the quality assurance program. As our collection efforts continue throughout and beyond the term of loans and our historical recovery data is limited due to the relatively small number of defaults during our limited operating history, we currently estimate based on the historical recovery data of the loans originated by CreditEase that are similar to loans facilitated on our platform that the average recovery time for the default loans is about ten months. This estimate of recovery time is calculated based on the amount weighted average of the recovery time of defaulted loans from certain vintages, which we consider to have sufficient collection performance history (currently defined as two and half years after the loan has defaulted).

M3+ Net Charge-off Rates

We currently define M3+ Net Charge-off Rate, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage. As this definition is different from the one used in the past, we have applied the change retroactively to all the historical periods. The following chart and table display the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2016, by vintage, for loan products facilitated through our online marketplace for each of the months shown for all loans:

	Month on Book
Vintage	4th	7th	10th	13th	16th	19th	22nd	25th	28th	31st	34th
2013Q1	1.9%	3.2%	3.1%	2.3%	2.0%	0.9%	0.5%	0.5%	0.4%	0.4%	0.4%
2013Q2	1.8%	3.6%	4.5%	5.9%	6.4%	7.4%	6.1%	7.0%	7.5%	7.5%	7.8%
2013Q3	0.5%	2.8%	4.2%	5.5%	6.1%	6.5%	7.1%	7.1%	7.0%	6.9%	6.9%
2013Q4	0.7%	3.4%	4.8%	6.2%	6.8%	7.5%	8.3%	8.3%	8.2%	8.5%	8.3%
2014Q1	1.0%	4.2%	6.1%	7.0%	8.4%	9.3%	9.8%	9.7%	9.9%	9.8%	9.5%
2014Q2	0.5%	1.8%	2.6%	3.8%	4.3%	4.6%	4.6%	4.7%	4.7%	4.8%	—
2014Q3	0.2%	0.8%	2.0%	2.8%	3.3%	3.7%	4.0%	4.2%	4.2%	—	—
2014Q4	0.3%	1.5%	2.7%	3.5%	4.1%	4.6%	5.1%	5.2%	—	—	—
2015Q1	0.6%	2.7%	4.4%	5.8%	7.1%	8.2%	9.0%	—	—	—	—
2015Q2	0.5%	2.1%	3.7%	5.3%	6.6%	7.8%	—	—	—	—	—
2015Q3	0.2%	1.6%	3.4%	4.9%	6.5%	—	—	—	—	—	—
2015Q4	0.2%	1.6%	3.2%	4.9%	—	—	—	—	—	—	—
2016Q1	0.2%	1.3%	2.8%	—	—	—	—	—	—	—	—
2016Q2	0.2%	1.7%	—	—	—	—	—	—	—	—	—
2016Q3	0.1%	—	—	—	—	—	—	—	—	—	—

The following charts display the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2016, by vintage, for loan products facilitated through our online marketplace for each of the months shown for loans generated from our online and offline channels, respectively:

We have developed four segments in our current pricing grid, which we refer to as Grade A, Grade B, Grade C and Grade D loans in this annual report. The introduction of these pricing grades is part of our continued focus on prime borrowers and enables us to further segment this group of borrowers and price the risks associated with them more effectively. See “Item 4. Information on the Company—Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.” The following table provides the amount of loans generated through our platform during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rate data as of December 31, 2016 for the loans facilitated during each of the periods presented by pricing grade.

Period	Pricing grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-off(1) as of December 31, 2016	Total Net Charge-Off Rate(2) as of December 31, 2016
		(in RMB thousands)	(in RMB thousands)
2014	A	1,917,542	94,532	4.9%
	B	303,030	19,934	6.6%
	C	—	—	—
	D	7,989	501	6.3%
	Total	2,228,561	114,968	5.2%
2015	A	873,995	44,754	5.1%
	B	419,630	27,665	6.6%
	C	557,414	45,727	8.2%
	D	7,706,574	513,090	6.7%
	Total	9,557,613	631,236	6.6%
2016	A	1,111,974	2,684	0.2%
	B	755,132	4,686	0.6%
	C	1,417,430	14,465	1.0%
	D	16,993,391	159,457	0.9%
	Total	20,277,927	181,292	0.9%

(1)         We define M3+ Net Charge-off, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent.

(2)         We define M3+ Net Charge-off Rate, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the M3+ Net Charge-off divided by the total initial principal of the loans facilitated in such vintage.

The M3+ Net Charge-off Rates presented do not represent our liabilities for expected quality assurance program net payouts, as (i) we only pay off the outstanding principal and accrued interest at the time of default, rather than the outstanding principal over the life of the loan that are accounted for in the M3+ Net Charge-off Rates, and (ii) our collection efforts continue and may succeed in collecting some past due amount after the original term of the default loan has expired, and thus would reduce the quality assurance program net payouts, which factors are not reflected in the M3+ Net Charge-off Rates. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Fair Value of Quality Assurance Program.”

Our business and financial performance depend on our ability to manage and forecast net charge-off rates. However, given our limited operating history, we have limited information on historical charge-off rates and limited experience in operating the quality assurance program, and as a result, we may not be able to conduct an accurate charge-off forecast for our target borrower group. See “Item 4. Information on the Company—B. Business Overview—Risk Management.”

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

Our revenues are presented net of VAT and related surcharges. Our net revenues are fees billed net of stand-ready liabilities associated with the quality assurance program, deferred revenues associated with post-origination services, and cash incentives, and are recognized as revenues from loan facilitation services, revenues from post-origination services and other revenues.

The following table sets forth the reconciliation of our net revenues with fees billed for the periods presented:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
		(in thousands)
Fees billed:
Transaction fees billed to borrowers(1)(2)	204,553	2,179,611	4,830,566	695,746
Service fees billed to investors(2)	2,647	97,816	399,311	57,513
Others(2)	1,116	8,489	21,639	3,117
VAT	(11,791)	(131,817)	(340,295)	(49,013)

Total fees billed	196,525	2,154,099	4,911,221	707,363
Stand-ready liabilities associated with quality assurance program	—	(682,254)	(1,598,238)	(230,194)
Deferred revenue associated with post-origination services	—	(117,484)	(71,322)	(10,272)
Cash incentives	—	(80,952)	(98,173)	(14,140)
VAT	—	40,230	94,503	13,611

Net revenues	196,525	1,313,639	3,237,991	466,368

(1)         In 2014, we recognized 100% of the transaction fees as revenue, as all the transaction fees in relation to loans facilitated before December 31, 2014 were guaranteed by Tian Da Xin An. Starting the first quarter of 2015, revenue is recognized upon completion of the services and collection of cash. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition—Revenue from loan facilitation services.” Accordingly, in 2014, fees billed include both the collected and not yet collected portions of the fees billed, while in 2015 and 2016, fees billed refer to the fees billed and collected.

(2)         Represent amounts prior to VAT.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Loan facilitation services	192,975	98.2	1,278,539	97.3	3,133,423	451,307	96.8
Post-origination services	2,497	1.3	27,086	2.1	84,154	12,121	2.6
Others	1,053	0.5	8,014	0.6	20,414	2,940	0.6
Total net revenues	196,525	100.0	1,313,639	100.0	3,237,991	466,368	100.0

We consider the loan facilitation services, quality assurance program and post-origination services as one multiple deliverable revenue arrangement and the investors are regarded as the sole customers. All non-contingent fees, including mainly the transaction fees charged to borrowers and the service fees charged to investors, are allocated among these three elements. The total non-contingent fees are allocated first to the stand-ready liabilities associated with quality assurance program as discussed under “—Critical Accounting Policies, Judgments and Estimates—Liabilities from Quality Assurance Program,” and then allocated between loan facilitation services and post-origination services based on their relative selling prices. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition.”

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

The following table presents the current average transaction fee rate for each of the pricing grades:

Pricing Grade	Average Transaction Fee Rate
A	5.6%
B	17.3%
C	24.8%
D	27.6%

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

In terms of cash collection, borrowers pay the transaction fees primarily on a monthly basis over the term of the loan for loans originated in 2013 and through the nine months ended September 30, 2014. In the fourth quarter of 2014, we adopted a new fee collection schedule whereby we either collect the entire amount of the transaction fee from borrowers upfront upon completion of our loan origination services, or collect a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan. We made this change to improve our cash flow position prior to our carve-out from CreditEase in anticipation of the fact that we would no longer be able to rely on CreditEase for our corporate cash management and to ensure that we would receive sufficient cash upfront to set aside funds for our new quality assurance program. The fee collection schedule is impacted by the channels through which borrowers are acquired. Under this new system, we collect all transaction fees upfront from borrowers acquired through referrals by CreditEase’s on-the-ground sales network, which is similar to CreditEase’s current business practice and also help to provide the cash flows required for our business operations. Borrowers acquired from online channels typically pay only a portion, up to 78%, of the transaction fee upfront and the remainder on a monthly basis over the term of the loan, with the upfront portion being an amount sufficient to provide cash for the quality assurance program.

The amount of transaction fees billed is affected by the total amount of loans facilitated during the period. The following table presents the total amount of loans facilitated and the breakdown of loans facilitated into those generated from online channels and those generated from offline channels, during the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Amount of loans facilitated
Loans generated from online channels	896,003	3,152,272	7,745,724	1,115,616
Loans generated from offline channels	1,332,559	6,405,341	12,532,203	1,805,013
Total amount of loans facilitated	2,228,562	9,557,613	20,277,927	2,920,629

We expect that transaction fees will continue to increase in the foreseeable future, as our business further grows and we develop and introduce new credit products and services on our marketplace.

Service fees. Service fees mainly include the monthly management fee charged to investors for using the automated investing tool and the self-directed investing tool. The monthly management fee for using the automated investing tool is the difference between the interest rates on the underlying loans which range from 10.0% and 12.5%, and the targeted returns offered to investors which range from 5.0% to 10.5%. The monthly management fee for using the self-directed investing tool is equal to 10% of the interest that investors receive, which ranges from 10.0% to 12.5%. The service fees charged to investors for the automated investing tool or self-directed investing tool are collected on a monthly basis through the investment period. We expect that service fees will increase in the foreseeable future, as our business further grows and we develop and introduce new services and investing tools to investors.

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

Operating Costs and Expenses

Our operating costs and expenses consist of sales and marketing expenses, origination and servicing expenses and general and administrative expenses. The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of our total operating costs and expenses, for the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing	137,746	61.4	679,771	75.2	1,571,038	226,277	73.0
Origination and servicing	21,820	9.7	86,360	9.6	180,076	25,936	8.4
General and administrative	64,637	28.9	137,114	15.2	402,111	57,916	18.6
Total operating costs and expenses	224,203	100.0	903,245	100.0	2,153,225	310,129	100.0

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

The following table presents the breakdown of sales and marketing expenses into those associated with user acquisition through online and offline channels and general brand promotion, both in absolute amount and as a percentage of total sales and marketing expenses, during the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sale and marketing expenses:
User acquisition through online channels	61,777	44.8	312,181	45.9	818,077	117,828	52.1
User acquisition through offline channels(1)	75,969	55.2	353,853	52.1	722,978	104,131	46.0
General brand promotion	—	—	13,737	2.0	29,983	4,318	1.9
Total sales and marketing expenses	137,746	100.0	679,771	100.0	1,571,038	226,277	100.0

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

Quality Assurance Program

Prior to August 2013, we offered investors an investor protection service in the form of a quality assurance program, whereby we set aside a portion of the service fees we received in the quality assurance program. In the event that a loan defaults for more than fifteen days, we will use cash from the quality assurance program to pay the loan principal and accrued interest to the investor. According to our agreements with investors, our contractual obligation for repayment of defaulted loans is limited to the amount of cash we set aside in the quality assurance program. For this service, we charged investors a monthly service fee at a rate of 10% of the monthly interest on loans.

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

Starting in January 2015, we began offering our current quality assurance program. For a very brief period during the first quarter of 2015, we charged investors a quality assurance program management fee at a rate of 10% of the monthly interest rate paid by borrowers for providing this quality assurance program on a trial basis, and recognized the fee as revenue. Currently, we integrate such fee with other service fees we charge investors and no longer charge investors a separate fee for providing the quality assurance program. We currently do not provide investors with the ability to opt out of our quality assurance program and we have made participation in the quality assurance program compulsory for all new investors utilizing our platform. As of December 31, 2016, the remaining principal of performing loans covered by the quality assurance program was RMB20,103.0 million (US$2,895.4 million). See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.”

At the inception of each loan, we recognize a quality assurance program liability at the fair value of the quality assurance program, which is the present value of the expected quality assurance program net payouts incorporating a service markup margin. Our net revenues for a given period will be fees billed net of amount allocated to the quality assurance program liability and other items. When we make actual net payouts from the quality assurance program in the event of default of loans, such net payouts are recorded as a reduction of the quality assurance program liability. When our contingent liability exceeds our stand-ready liability, the difference is recorded as additional quality assurance program liability and expensed in our financial statements. As a result, a significant increase in our expected quality assurance program net payouts may have a negative impact on our net income.

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

China

Generally, our subsidiaries and consolidated variable interest entities, Heng Cheng and Yi Ren Wealth Management, in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6% on the services we provide to borrowers and investors, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5% by filing necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues(1)	196,525	100.0	1,313,639	100.0	3,237,991	466,368	100.0
Operating costs and expenses:
Sales and marketing	137,746	70.1	679,771	51.7	1,571,038	226,277	48.5
Origination and servicing	21,820	11.1	86,360	6.6	180,076	25,936	5.6
General and administrative	64,637	32.9	137,114	10.4	402,111	57,916	12.4
Total operating costs and expenses	(224,203)	(114.1)	(903,245)	(68.7)	(2,153,225)	(310,129)	(66.5)

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Interest income	—	—	4,799	0.4	36,843	5,306	1.1
Fair value adjustments related to Consolidated ABFE(2)	—	—	(11,333)	(0.9)	(19,735)	(2,842)	(0.6)
Non-operating income, net	—	—	—	—	575	83	—
(Loss)/income before provision for income taxes	(27,678)	(14.1)	403,860	30.8	1,102,449	158,786	34.0
Income tax expense	(30)	(0.0)	(128,521)	(9.8)	13,949	2,009	0.4
Net (loss)/income	(27,708)	(14.1)	275,339	21.0	1,116,398	160,795	34.4

(1)         Net revenues are broken down as follows:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Loan facilitation services	192,975	98.2	1,278,539	97.3	3,133,423	451,307	96.8
Post-origination services	2,497	1.3	27,086	2.1	84,154	12,121	2.6
Others	1,053	0.5	8,014	0.6	20,414	2,940	0.6

(2)         We consolidated Trust No. 1, Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan, CreditEase Wealth Consumer Credit Investment Fund and Trust No. 2 as a whole, which we refer to in this annual report collectively as “Consolidated Assets Backed Financing Entities” or the “Consolidated ABFE.” For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net revenues. Our net revenues increased from RMB1,313.6 million in 2015 to RMB3,238.0 million (US$466.4 million) in 2016, primarily due to the substantial increase in the volume of loans facilitated through our marketplace, which increased from approximately RMB9,557.6 million in 2015 to RMB20,277.9 million (US$2,920.6 million) in 2016. The increase in the volume of loans facilitated through our marketplace was driven by a substantial increase in the number of borrowers from 146,390 in 2015 to 321,019 in 2016. The increase of net revenues was also, to a less extent, attributable to (i) the change of product mix on our platform, resulting in the increased weighted average transaction fee rate in 2016, and (ii) the significant year-over-year increase in net revenue of post-origination services as a result of the increase of remaining principal of performing loans from approximately RMB8,969.9 million in 2015 to RMB20,780.6 million (US$2,993.0 million) in 2016.

Operating costs and expenses. Our total operating costs and expenses increased from RMB903.2 million in 2015 to RMB2,153.2 million (US$310.1 million) in 2016, primarily attributable to the increase in sales and marketing expenses.

•                  Sales and marketing expenses. Our sales and marketing expenses increased from RMB679.8 million in 2015 to RMB1,571.0 (US$226.3 million) in 2016. The increase was primarily due to the increase in expenses associated with our continued user acquisition efforts. Our sales and marketing expenses as a percentage of our total revenues decreased from 51.7% to 48.5% during the same period, primarily due to the improved effectiveness of our user acquisition efforts and in particular, user acquisition through online channels.

•                  Origination and servicing expenses. Our origination and servicing expenses increased from RMB86.4 million in 2015 to RMB180.1 million (US$25.9 million) in 2016, in line with the substantial increase in the volume of loans facilitated through our marketplace. Our origination and servicing expenses as a percentage of our total revenues decreased from 6.6% to 5.6% during the same period, primarily attributable to our improved operational efficiency.

•                  General and administrative expenses. Our general and administrative expenses increased by 193.3% from RMB137.1 million in 2015 to RMB402.1 million (US$57.9 million) in 2016, primarily due to the increase in salaries and benefits paid to our general and administrative personnel as well as a provision of RMB81.3 million (US$11.7 million) in connection with a fraud incident detected by us in July 2016. Our general and administrative expenses as a percentage of our total revenues increased from 10.4% to 12.4% during the same period, primarily due to the provision in connection with the fraud incident mentioned above.

Interest income. Our interest income increased from RMB4.8 million in 2015 to RMB36.8 million (US$5.3 million) in 2016, primarily attributable to the increase in the purchase of available-for-sale investments and held-to-maturity investments.

Fair value adjustments related to Consolidated ABFE. Our fair value adjustments increased from RMB11.3 million in 2015 to RMB19.7 million (US$2.8 million) in 2016, primarily due to the establishment of Trust No. 2 in July 2016.

Income tax expense. Our income tax credit was RMB13.9 million (US$2.0 million) in 2016, as compared to expense of RMB128.5 million in 2015, which was mainly because Heng Ye became qualified as a “software enterprise,” which makes it eligible for an exemption of enterprise income tax for 2015 and 2016 and a favorable enterprise income tax rate of 12.5% from 2017 through 2019. The effect of tax exemption for 2015 was received and recorded as a tax credit for 2016.

Net income/(loss). As a result of the foregoing, our net income increased from RMB275.3 million in 2015 to RMB1,116.4 million (US$160.8 million) in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net revenues. Our net revenues increased from RMB196.5 million in 2014 to RMB1,313.6 million in 2015, primarily due to the substantial increase in the volume of loans facilitated through our marketplace, which increased from approximately RMB2,228.6 million in 2014 to RMB9,557.6 million in 2015. The increase in the volume of loans facilitated through our marketplace was driven by a substantial increase in the number of borrowers from 39,344 in 2014 to 146,390 in 2015. The increase in net revenues was also due to the launch of new loan products with higher transaction fee rates in the fourth quarter of 2014 and first quarter of 2015, the monthly management fee that we started charging investors using our automated investing tool in the second quarter of 2014, and the monthly management fee that we started charging investors using our self-directed investing tool in the first quarter of 2015. For more information about our new loan products, please see “Item 4. Information on the Company—B. Business Overview—Our Products and Services—Products Offered to Borrowers.”

Operating costs and expenses. Our total operating costs and expenses increased from RMB224.2 million in 2014 to RMB903.2 million in 2015, primarily attributable to the increase in sales and marketing expenses.

•                  Sales and marketing expenses. Our sales and marketing expenses increased from RMB137.7 million in 2014 to RMB679.8 million in 2015. The increase was primarily due to the increase in expenses associated with our continued user acquisition efforts. Our sales and marketing expenses as a percentage of our total revenues decreased from 70.1% to 51.7% during the same period, primarily due to the improved effectiveness of our user acquisition efforts and in particular, user acquisition through online channels.

•                  Origination and servicing expenses. Our origination and servicing expenses increased from RMB21.8 million in 2014 to RMB86.4 million in 2015, in line with the substantial increase in the volume of loans facilitated through our marketplace. Our origination and servicing expenses as a percentage of our total revenues decreased from 11.1% to 6.6% during the same period, primarily attributable to our improved operational efficiency.

•                  General and administrative expenses. Our general and administrative expenses increased by 112.1% from RMB64.6 million in 2014 to RMB137.1 million in 2015, primarily due to the increase in salaries and benefits paid to our general and administrative personnel as well as the increase in professional service fees we paid to third-party service providers in preparation for our initial public offering. Our general and administrative expenses as a percentage of our total revenues decreased from 32.9% to 10.4% during the same period, primarily because our greater operational efficiency enabled us to achieve rapid revenue growth with relatively slower growth in general and administrative expenses.

Income tax expense. Our income tax expense was RMB128.5 million in 2015, as compared to RMB30,065 in 2014, which mainly results from the net income before provision for income taxes we generated in 2015, as compared to a loss before provision for income taxes in 2014.

Net income/(loss). As a result of the foregoing, we recorded net income of RMB275.3 million in 2015, as compared to a net loss of RMB27.7 million in 2014.

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

We conduct our online consumer finance marketplace business in China through our PRC subsidiaries, Heng Ye and Heng Yu Da, and our consolidated variable interest entities, Heng Cheng and Yi Ren Wealth Management. Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we conduct our online operations in China through a series of contractual arrangements entered into between Heng Ye and Heng Cheng and its shareholders and a series of contractual arrangements entered into between Heng Yu Da, Yi Ren Wealth Management and its shareholders. Heng Cheng operates our website www.yirendai.com and has an ICP license as an internet information provider. Yi Ren Wealth Management operates our wealth management mobile application, which serves as an online portal for investment products, including the loan products offered by us as well as other investment products offered by third party providers. Most of our revenues, costs and expenses directly related to loan facilitation and servicing in China are generated through Heng Cheng and Yi Ren Wealth Management. As a result of the contractual arrangements, we have the ability to direct the activities of Heng Cheng and Yi Ren Wealth Management that most significantly impact their economic performance, and to obtain a majority of the residual returns of Heng Cheng and Yi Ren Wealth Management. We are considered the primary beneficiary of Heng Cheng and Yi Ren Wealth Management, and accordingly the entities are our variable interest entities under U.S. GAAP and we consolidate their results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Heng Cheng and Yi Ren Wealth Management might preclude us from consolidating the entities in the future.

As part of our strategy to expand investor base from individual investors to institutional investors, in October 2015, we established a business relationship with a trust, or Trust No. 1, under which Trust No. 1 invested in loans through our online marketplace using funds received from its investors. Trust No. 1 is administered by a third-party state-owned trust company, or the trust company, which acts as the trustee, for the purposes of providing returns to its sole beneficiary through extending loans up to an aggregate principal amount of RMB250.0 million to borrowers recommended by us. The settlor and sole beneficiary of Trust No.1 is Fengsheng Private Investment Fund No. 1, or Fund No. 1, which is managed by Zhe Hao Shanghai Asset Management Company, or Zhe Hao, an affiliate of CreditEase.

In April 2016, Zhe Hao, on behalf of Fund No. 1, transferred Fund No. 1’s entire beneficial rights in Trust No. 1, or the Beneficial Right Asset, to China International Capital Corporation Limited, or the SPV Manager, who created a Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan, or the ABS plan, to host the Beneficial Right Asset. Securities were issued and listed on the Shenzhen Stock Exchange in April 2016 under the ABS plan. We purchased RMB47.5 million (US$6.8 million) Senior A Tranche securities, representing 19% of total securities issued by the ABS plan. Puxin Hengye Technology Development (Beijing) Co., Ltd., a subsidiary of CreditEase, purchased all subordinated securities amounting to RMB25.0 million (US$3.6 million) and two funds set up and managed by Zhe Hao purchased various tranches of securities amounting to RMB67.5 million (US$9.7 million), representing 10% and 27% of the total price of securities issued, respectively.

In July 2016, we established a business relationship with another trust, or Trust No. 2, which is of the similar structure to Trust No. 1 described above. Trust No. 2 is administered by the same trust company. CreditEase Wealth Consumer Credit Investment Fund, or Fund No. 2, managed by Zhe Hao is the settlor and sole beneficiary of Trust No. 2.  Trust No. 2 invested an aggregate of RMB300.0 million (US$43.2 million) in loans through our online marketplace using the funds raised by its sole beneficiary from ultimate investors, including RMB30.0 million (US$4.3 million) invested by Heng Cheng, one of our variable interest entities, and RMB33.4 million (US$4.8 million) invested by Shenzhen CreditEase Commercial Factoring Co., Ltd., an affiliate of CreditEase.

As part of the above arrangements, we provide loan facilitation and post-origination services to the trusts. To protect the trusts from potential losses from loan default, we also provide certain level of guarantee in the form of a security fund set up for the trusts, whereby we make a security deposit to each of these security funds in an amount equal to 6% and 7% of the total loan principals invested by Trust No. 1 and Trust No. 2, respectively. Our liability is capped at the cash set aside in each security fund. When a default occurs, the trusts will use cash from the relevant security fund to cover the defaulted amount. When the trusts are dissolved, if the amount of payouts is less than 20% of the cash set aside in the security fund, the remainder of the security fund will be refunded to us. Otherwise, the remainder of the security fund will become part of the trusts’ assets subject to distribution.

We hold significant variable interest in Trust No. 1 and Trust No. 2 through the transaction fees charged and the guarantee provided in the form of security deposit. We also hold significant variable interest in the ABS plan and Fund No. 2 through direct investment. Through the transaction fees, deposit and direct investment, we have the right to receive benefits from the Consolidated ABFE that could potentially be significant to the Consolidated ABFE.

We also have power to direct the activities that can most significantly impact the economic performance of the Consolidated ABFE by providing loan servicing and default loan collection services to the two trusts.

Accordingly, we are considered the primary beneficiary of the Consolidated ABFE and have consolidated the Consolidated ABFE’s assets, liabilities, results of operations and cash flows in our consolidated financial statements.

The assets of the Consolidated ABFE are not available to our creditors. In addition, the investors of the Consolidated ABFE have no recourse against our assets.

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

Revenue Recognition

We provide services by connecting investors with individual borrowers and facilitating loan transactions through our online consumer finance marketplace. The three major deliverables provided are loan facilitation services, quality assurance program and post-origination services.

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

In October 2016, we launched a new program named “Top-up Program” whereby we facilitate a new loan for a qualified borrower to replace his or her existing loan. This arrangement is accounted for as an extinguishment of the existing loan with a simultaneous facilitation of a new loan. Top-up Program is services provided to qualified borrowers to enhance customer experience and serve their lifetime credit needs. The fee structure of loans facilitated under the Top-up Program is the same as other loan products except that we offer a credit of upfront fee of the existing loan to encourage the acceptance of the new loan, which is considered as a cash incentive provided to the borrower and recorded as a reduction to revenue.

Multiple element revenue recognition

We consider the loan facilitation services, the quality assurance program and post-origination services as a multiple deliverable revenue arrangement and the investors are regarded as the sole customers. We have concluded that although we do not sell those services independently, all three deliverables have stand-alone value as others do sell them independently and have value to the customers independently. All non-contingent fees are allocated among these three deliverables.

We allocate fees to be received in accordance with the guidance in ASC 605-25. We first determine the amount equal to the fair value of the quality assurance program, and deduct that from the total non-contingent fees. Then the remaining non-contingent fees are allocated to the loan facilitation services and post-origination services using their relative estimated selling prices. We do not have vendor specific objective evidence, or VSOE, of selling price for the loan facilitation services and post-origination services because we do not provide loan facilitation services or post-origination services separately.

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

Revenue from loan facilitation services

Prior to the end of 2014, the four criteria for revenue recognition mentioned above were met upon completion of the loan facilitation services. We recognized 100% of the transaction fees as revenue and recorded no allowance for the uncollectible accounts, as all the transaction fees in relation to loans facilitated before December 31, 2014 were guaranteed by Tian Da Xin An. Starting from the first quarter of 2015, revenues is recognized upon completion of the services. Cash received as upfront fees is allocated first to the stand-ready liabilities associated with quality assurance program and then based on the relative selling prices of loan facilitation services and post-origination services. For fees that are partially refundable to the borrowers, the revenue is not recognized until the fees become non-refundable.

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

We also have established a membership reward program in which investors can earn Yiren coins when purchases made on our platforms reach a certain amount. Existing investors/borrowers may also receive Yiren coins at the time of the first purchase made by new investors referred by them. Yiren coins can be used in subsequent purchases. The valid periods of these Yiren coins vary among different individual promotional programs, ranging from three months to two years. Given currently we do not have sufficient historical data to reasonably estimate the usage rate of the Yiren coins, the liabilities for the estimated value of the Yiren coins that are expected to be used are accrued based on the total number of outstanding Yiren coins related to prior purchases at the end of each reporting period. These liabilities reflect our management’s best estimate of the cost of future usages. As of December 31, 2014, 2015 and 2016, we recorded accrued expenses related to Yiren coins earned from prior purchases of nil, RMB29.5 million and RMB39.3 million, respectively.

Liabilities from Quality Assurance Program

Starting from January 1, 2015, we launched our new quality assurance program. Under this quality assurance program, if a loan originated on or after January 1, 2015 defaults, we would cover on a portfolio basis the principal and accrued interest repayment of the defaulted loan using cash set aside in our quality assurance program up to the balance of the quality assurance program. We set aside in the quality assurance program an amount equal to 6% ~ 7% of the loans facilitated through our marketplace during the period. We reserve the right to revise this percentage upwards or downwards from time to time as a result of our continuing evaluation of factors such as market dynamics as well as of our product lines, profitability and cash position.

At the inception of each loan, we recognize a stand-ready liability as the fair value of the quality assurance program in accordance with ASC 460. See “—Fair Value of Quality Assurance Program.”

According to ASC 460, the stand-ready liability initially recognized would typically be reduced, by a credit to earnings, as we are released from risk under the guarantee either through expiry or performance. We also recognize contingent liability under ASC 450 on a portfolio basis, which results in the recognition of expenses in earnings. We track stand-ready liability on a loan-by-loan basis to monitor the expiration. When we release the stand-ready liability through performance of the guarantee (by making payments on defaulted loans), we recognize revenue along with the loss on defaulted loans. Revenue from releasing of stand-ready liability and expenses from recognition of contingent liability related to the quality assurance program are presented on a net basis in the income statement. On a portfolio basis, when the aggregate contingent liability required to be recognized under ASC 450 exceeds the quality assurance program liability balance, we will record the excess as expense.

The fair value of the stand-ready liability associated with the quality assurance program recorded at the inception of the loan was estimated using a discounted cash flow model based on our expected net payouts from the quality assurance program, and also by incorporating a markup margin. We estimates our expected future net payouts based on our current product mix as well as our estimates of expected net charge-off rates and expected collection rates and a discount rate. The expected future net cash payout is capped at the restricted cash balance of the quality assurance program. In order to continue to attract new and retain existing investors and to remain consistent with the current industry practice in China, we started to set aside more cash in the quality assurance program from the fourth quarter of 2015, based on our business intention but not legal obligation, so that the balance in the quality assurance program is enough to cover the expected net payouts.

During the years ended December 31, 2015 and 2016, we made provisions for the quality assurance program in an amount of RMB682.2 million and RMB1,679.5 million (US$241.9 million) (including RMB81.3 million (US$11.7 million) of estimated net payouts in excess of our stand ready obligation related to the fraud incident that we detected in July 2016), respectively, which increases the stand-ready liability, and made net payments in a total amount of RMB135.9 million and RMB754.8 million (US$108.7 million) out of the quality assurance program, respectively, which reduces the stand-ready liability. As of December 31, 2015 and 2016, we had a stand-ready liability of RMB546.3 million and RMB1,471.0 million (US$211.9 million) associated with our quality assurance program, respectively.

Fair Value of Quality Assurance Program

The fair value of the quality assurance program is estimated by applying a discounted cash flow model to our expected net payouts from the quality assurance program, and also by incorporating a service markup margin. We estimate our expected quality assurance program net payouts based on historical charge-offs and the payout ratio we implement according to our agreements with investors, collection rates as well as the balance of the quality assurance program. The expected net payouts are not equal to the expected net charge-offs, as (i) we only pay off the outstanding principal and accrued interest at the time of default, instead of the outstanding principal and the unpaid interest over the life of the loan that are accounted for in the net charge-offs, and (ii) our collection efforts continue and may succeed in collecting some past due amount after the original term of the default loan has expired, and thus reduce the quality assurance program net payouts, which factor is not reflected in the net charge-offs.

Expected charge-off rate. We estimated the future overall charge-off rates for the loans facilitated using the weighted average of the expected charge-off rates of Grade A, B, C, and D loans. For each loan grade, the expected charge-off rate is estimated using the historical performance data of our products. Grade B and C loans have credit risks higher than Grade A but lower than Grade D. For the historical charge-off rates of our loans, please see charts under “—Loan Performance Data.”

Expected collection rate. Expected collection rate of defaulted loans is based on the average historical collection rate of our products and similar products of CreditEase.

Discount rate. The discount rates for the projected cash flows of the quality assurance program net payouts are our estimates of the rates of equity return. As we did not conduct any debt or equity financing historically, the discount rate used is estimated based on public information of cost of equity of comparable companies in the U.S., adjusted upward as we operate in the PRC. Key assumptions include that no significant changes in the near term in macroeconomic factors that will materially impact the charge-off rates of a particular loan grade, such as the unemployment rate and salary levels in the PRC.

Service markup margin. ASC 460 establishes the notion of a non-contingent, unconditional obligation in a financial guarantee, namely, the stand-ready liability to perform over the term of the guarantee, and states that this should be recognized at fair value at the inception of the guarantee. When a guarantee is issued in a stand-alone, arm’s-length transaction with an unrelated party, the fair value of the guarantee (and thus the amount to be recognized as the stand-ready liability) is the premium received by the guarantor. By incorporating a margin, we have effectively estimated the price that is to be charged if we were to sell this quality assurance program on a stand-alone basis.

Given the uniqueness of our quality assurance program operational model and the risk profile of the borrowers on our platform, it is difficult to find the relevant margin data of comparable service providers offering the same guarantee services. In order to arrive at the service markup margin, we looked at several comparable business models, and determined the service markup margin for our stand-ready liability.

Fair Value of Loans and Payable to Investors at Fair Value

We have elected fair value accounting for loans and related payable to investors. Changes in the fair value of loans for the period are recorded as fair value adjustments. We estimate the fair value of loans using a discounted cash flow valuation methodology. The fair valuation methodology considers projected prepayments and net charge-off to project future losses and net cash flows on loans.

We adopted the measurement alternative included in ASU 2014-13, the collateralized financing entity (“CFE”) guidance, pursuant to which we measure both the financial assets and financial liabilities of the Consolidated ABFE in our consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. We believe the fair value of the Consolidated ABFE is more observable than the fair value of the financial liability of the Consolidated ABFE. As a result, the loans of the Consolidated ABFE are measured at fair value and the payable to investors is measured in consolidation as: (i) the sum of the fair value of the loans and the carrying value of any non-financial assets that are incidental to the operations of the Consolidated ABFE less (ii) the sum of the fair value of loan default loss borne by us through the security deposit. The resulting amount is allocated to the individual financial liabilities (other than the beneficial interest retained by us) using a reasonable and consistent methodology. Under the measurement alternative, our consolidated net income reflects our own economic interests in the Consolidated ABFE including changes in the fair value of our beneficial interests.

As our loans and related payable to investors are not traded in an active market with readily observable prices, we use significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

As of December 31, 2015 and 2016, the significant unobservable inputs used in the fair value measurement of the loans of the Consolidated ABFE include the discount rate applied in the valuation models, default and recovery rates applied in the valuation models, and early prepayment rates. These inputs in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of loans and decreases in the discount rate can significantly increase the fair value of loans. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

Financial Instrument	Unobservable Input	December 31, 2015 Range of Inputs Weighted- Average	December 31, 2016 Range of Inputs Weighted- Average
Loans and payable to investors	Discount rates	12.0%	12.0%
	Net cumulative expected loss rates(1)	7.9%	7.6% - 7.9%
	Cumulative prepayment rates(2)	7.4%	13.2%

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

Uncertainties exist with respect to the application of the PRC Enterprise Income Tax Law to our operations, specifically with respect to our tax residency status. The PRC Enterprise Income Tax Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The PRC Enterprise Income Tax Law’s implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

Because of the uncertainties resulted from limited PRC tax guidance on the issue, it is uncertain whether our legal entities organized outside of the PRC constitute residents under the PRC Enterprise Income Tax Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Recent Accounting Pronouncements

The recent accounting pronouncements that are relevant to us are included in note 2 to our audited consolidated financial statements, which are included in this annual report.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

Prior to the establishment of Yirendai Ltd., our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase as a business unit under CreditEase. We completed our carve-out from CreditEase in the first quarter of 2015. In 2014, our principal sources of liquidity were advances from our parent company, CreditEase, representing operating costs and expenses paid or borne by the various entities affiliated with CreditEase on our behalf. We will not have such advances from CreditEase going forward.

In 2015 and 2016, our principal sources of liquidity have been cash generated from operating activities and proceeds from the issuance and sale of our shares. We generated positive cash flow from operating activities of RMB861.3 million and RMB 2,113.4 million (US$ 304.4 million) in 2015 and 2016, respectively. In December 2015, we completed our initial public offering in which we issued and sold an aggregate of 7,500,000 ADSs, representing 15,000,000 ordinary shares, resulting in net proceeds to us of approximately US$64.9 million. Concurrently with our initial public offering, we sold 2,000,000 ordinary shares to Baidu Hong Kong in a private placement, resulting in net proceeds to us of approximately US$9.0 million. As of December 31, 2016, we had cash and cash equivalents of approximately RMB968.2 million (US$139.4 million), as compared to cash and cash equivalents of approximately RMB846.1 million as of December 31, 2015.

As of December 31, 2016, we had restricted cash of approximately RMB1,218.3 million (US$175.5 million), as compared to RMB484.0 million as of December 31, 2015. The restricted cash represented the amount of cash we set aside in the quality assurance program that was launched on January 1, 2015 and the cash held by the Consolidated ABFE. When we make payouts from the quality assurance program upon occasions of default, such payouts will reduce the balance of our restricted cash. We monitor the balance of the quality assurance program on a monthly basis, and adjust on a quarterly basis by putting an appropriate additional amount of cash into the quality assurance program as needed to ensure we can sufficiently cover the expected net payouts. We expect that our restricted cash balance will continue to increase in the near future.

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

Our accounts receivable primarily include the transaction fees receivable from borrowers. As of December 31, 2014, 2015 and 2016, we had accounts receivable of RMB161.1 million, RMB83.0 million and RMB28.6 million (US$4.1 million), respectively. In 2014, we recognized revenue from transaction fees upfront upon completion of the services of facilitating loan transactions, and no allowances for uncollectable accounts receivable were recorded as of December 31, 2014 as all accounts receivable were guaranteed by Tian Da Xin An. In the nine months ended September 30, 2014, borrowers paid the transaction fees primarily on a monthly basis over the term of the loan. In the fourth quarter of 2014, we adopted a new fee collection schedule whereby we either collect the entire amount of the transaction fee upfront upon completion of our loan facilitation services, or collect a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan. Due to our switch from the third-party guarantee arrangement to the quality assurance program model, starting in the first quarter of 2015, we have adopted a new revenue recognition policy—for the fees collected upfront, we recognize revenue upon completion of the loan facilitation services, while for the fees collected on a monthly basis over the term of a loan, we recognize revenue when the fees are collected. As a result, we did not record additional accounts receivable during 2015 and 2016 and no allowance for uncollectable accounts receivable was recorded as of December 31, 2015 and 2016. Accordingly, our accounts receivable decreased over the past three years, and we expect that our accounts receivable will continue to decrease going forward.

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

Although we consolidate the results of operations of Heng Cheng and Yi Ren Wealth Management, our variable interest entities, we only have access to the cash balances and the future earnings of Heng Cheng and Yi Ren Wealth Management through our contractual arrangements with them. See “Item 4. Information on the Company—A. History and Development of Our Company.” In addition, although we consolidate the cash flow of the Consolidated ABFE into our cash flow, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs. For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the MOC or its local counterparts; and

•                  loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities (1)	(227,041)	861,277	2,113,435	304,398
Net cash used in investing activities	(3,577)	(282,589)	(1,421,663)	(204,762)
Net cash provided by financing activities	231,996	749,918	135,298	19,487
Effect of foreign exchange rate changes	—	101	29,356	4,228
Net increase in cash, cash equivalents and restricted cash	1,378	1,328,707	856,426	123,351
Cash, cash equivalents and restricted cash, beginning of year	—	1,378	1,330,085	191,572
Cash, cash equivalents and restricted cash, end of year	1,378	1,330,085	2,186,511	314,923

(1)         In the fourth quarter of 2016, we elected to early adopt ASU 2016-18, which requires the inclusion of restricted cash in cash and cash equivalent balances in the statement of cash flows, on a retrospective basis and have applied the changes to our consolidated statements of cash flows for the years ended December 31, 2014, 2015 and 2016, respectively.

Operating Activities

Net cash generated from operating activities was RMB2,113.4 million (US$304.4 million) in 2016. In 2016, the principal items accounting for the difference between our net cash generated from operating activities and our net income of RMB1,116.4 million (US$160.8 million) were changes in certain working capital accounts, principally an increase in quality assurance program liabilities of RMB924.7 million (US$133.2 million) and an increase in accrued expenses and other liabilities of RMB297.8 million (US$42.9 million), partially offset by an increase in deferred tax assets in RMB260.5 million (US$37.5 million) and an increase in prepaid expenses and other assets of RMB220.0 million (US$31.7 million). Quality assurance program liabilities increased primarily due to an increase in the volume of loans facilitated by us. The increase in accrued expenses and other liabilities was primarily due to an increase of RMB216.3 million (US$31.2 million) in tax payable, which was mainly due to an increase of non-deductible expenses at current period. The increase in deferred tax assets was primarily due to an increase of RMB231.2 million (US$33.3 million) in liabilities from quality assurance program. The increase in prepaid expenses and other assets was primarily due to an increase of RMB108.9 million (US$15.7 million) in funds receivable from third-party online payment platforms.

Net cash generated from operating activities was RMB861.3 million in 2015. In 2015, the principal items accounting for the difference between our net cash generated from operating activities and our net income of RMB275.3 million were changes in certain working capital accounts, principally an increase in quality assurance program liabilities of RMB546.3 million and a decrease in accounts receivable of RMB78.1 million, partially offset by an increase in deferred tax assets of RMB175.9 million. Quality assurance program liabilities increased primarily because we launched our new quality assurance program starting from January 1, 2015, under which if a loan originated on or after January 1, 2015 defaults, we would cover on a portfolio basis the principal and accrued interest repayment of the defaulted loan using cash set aside in our quality assurance program up to the balance of the quality assurance program. For the first three quarters of 2015, we set aside in the quality assurance program an amount equal to 6% of the loans facilitated through our marketplace during the period. This amount is not sufficient to cover all expected net payouts for loans facilitated during this period. Starting in the fourth quarter of 2015, we have set aside sufficient cash in the quality assurance program to cover expected net payouts by putting an appropriate additional amount of cash from other sources into the quality assurance program on a quarterly basis, as needed. The decrease in accounts receivable was due to the change in our revenue recognition policy in the first quarter of 2015. See “—Cash Flows and Working Capital.” The increase in restricted cash was due to the cash we set aside in the quality assurance program, which was partially offset by net payouts from the quality assurance program upon occasions of default. We recognized deferred tax assets in 2015 mainly due to liabilities from our quality assurance program.

Net cash used in operating activities was RMB227.0 million in 2014. In 2014, the principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB27.7 million were changes in certain working capital accounts, principally an increase in prepaid expenses and other assets of RMB191.9 million, partially offset by an increase in accrued expenses and other liabilities of RMB169.6 million, and an increase in accounts receivable of RMB142.5 million. The increase in prepaid expenses and other assets was (i) primarily due to the increase in funds receivable from the external payment networks, which include funds received from investors but not yet transferred to borrowers, repayments of loan and interest received from borrowers but not yet transferred to investors, and transaction fees and service fees received but not yet transferred to us, by the external payment networks due to a settlement time lag, and (ii) to a lesser extent, due to an increase in the deposits we paid to third parties for online marketing and user acquisition services. The increase in accrued expenses and other liabilities was primarily attributable to the increase in funds payable to investors or borrowers due to a settlement time lag with the external payment networks used to collect and transfer loan funds to borrowers and collect and repay loan principal and interest to investors. The increase in our accounts receivable was due to the significant growth of loan volume on our marketplace in 2014.

Investing Activities

Net cash used in investing activities was RMB1,421.7 million (US$204.8 million) in 2016, which was attributable to our purchases of held-to-maturity investments, available-for-sale investments, investment in loans at fair value and purchase of property, equipment and software.

Net cash used in investing activities was RMB282.6 million in 2015, which was attributable to our purchases of held-to-maturity investments, investment in loans at fair value and property, equipment and software.

Net cash used in investing activities was RMB3.6 million in 2014, which was attributable to our purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was RMB135.3 million (US$19.5 million) in 2016, which was mainly attributable to the proceeds of RMB270.0 million (US$38.9 million) received by Turst No. 2 from its settlor and sole beneficiary and the proceeds of RMB202.5 million (US$29.2 million) from issuance of asset-backed securities on the Shenzhen Stock Exchange in China with the loans invested by Trust No. 1 through our platform as the underlying assets, partially offset by RMB250.0 million (US$36.0 million) in principal payments made by Trust No. 1 to its sole beneficiary and RMB65.4 million (US$ 9.4 million) in principal payments in relation to the asset-backed securities. The cash flows of the Consolidated ABFE are consolidated into our cash flow. However, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs. For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

Net cash provided by financing activities was RMB749.9 million in 2015, which was mainly attributable to the net proceeds from our initial public offering and the concurrent private placement, initial contribution received by the trusts and the cash contribution from our parent company, CreditEase.

Net cash provided by financing activities was RMB232.0 million in 2014, which was primarily attributable to cash contribution from our parent company, CreditEase.

Capital Expenditures

We made capital expenditures of RMB3.6 million, RMB16.4 million and RMB30.0 million (US$4.3 million) in 2014, 2015 and 2016, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Yirendai Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, Yirendai Ltd.’s ability to pay dividends depends upon dividends paid by Heng Ye and Heng Yu Da, our PRC subsidiaries, and Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                                    Research and Development

We had a dedicated product development team consisting of 99 full-time employees as of December 31, 2016. This team is responsible for developing and implementing new consumer finance products to introduce on to our marketplace.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.                                    Off-Balance Sheet Arrangements

In January 2015, we launched our new quality assurance program to provide a certain level of assurance to investors who invest in loans through our marketplace. See “—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Liabilities from Quality Assurance Program” and “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” Other than this quality assurance arrangement, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating Lease Obligation	41,797	22,104	19, 693	—	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under a non-cancelable operating lease with an expiration date in January 2019. Rental expenses under operating leases for 2014, 2015 and 2016 were RMB6.5 million, RMB9.9 million and RMB22.8 million (US$3.3 million), respectively.

Payables to investors related to the Consolidated ABFE have been excluded from the table above. We will make such payments to the investors related to the Consolidated ABFE if and when we receive the related loan payments from borrowers. We do not have any contractual obligations to make such payments out of our own liquidity resources.

We currently set aside sufficient cash in the quality assurance program to allow investors to recover their principal and accrued interest, if and when the loan defaults. As of December 31, 2016, we recorded liability of RMB1,471.0 million (US$211.9 million) in relation to the quality assurance program. The maximum potential future net payments we are required to make out of the quality assurance program was RMB1,114.8 million (US$160.6 million), which took into account the amount set aside in the quality assurance program. As of December 31, 2014 and 2015, we recorded liability of nil and RMB546.3 million in relation to the quality assurance program, respectively. See “—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Liabilities from Quality Assurance Program.”

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016.

G.                                   Safe Harbor

See “Forward-Looking Information.”

Item 6.                   Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers*	Age	Position/Title
Ning Tang	43	Executive Chairman
Huan Chen	42	Director
Quan Zhou	59	Director
Tina Ju	52	Director
Qing Li	40	Director
Sam Hanhui Sun	44	Independent Director
Jingsheng Huang	58	Independent Director
Chaomei Chen	58	Independent Director
Yihan Fang	44	Chief Executive Officer
Yu Cong	48	Chief Financial Officer
Yiting Pan	43	Chief Risk Officer
Yang Cao	46	Chief Operating Officer and Chief Technology Officer
Yichuan Pei	54	Chief Credit Officer

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

Mr. Huan Chen has served as our director since January 2015, and has served as the chief strategy officer of our parent company CreditEase since November 2007. Prior to joining CreditEase, Mr. Chen served as a product manager at Qihoo 360 Technology Co., Ltd., a leading internet company in China, from July 2006 to November 2007. From March 2003 to July 2006, Mr. Chen served as an investment management manager at 21cn.com, an online portal owned by China Telecom. Prior to that, Mr. Chen worked at Guangzhou Securities Co. Ltd., a securities brokerage service firm, and co-founded Find2Fine Consulting Ltd., an online project outsourcing marketplace, successively from July 1998 to March 2003. Mr. Chen received a bachelor’s degree in international commerce and a master’s degree in econometrics from Sun Yat-sen University in China.

Mr. Quan Zhou has served as our director since January 2015. Mr. Zhou is currently a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou serves as a director of the general partner of each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Capital Fund L.P., and their respective successor funds. He also serves as a director of the general partner of each of IDG China Venture Capital Fund IV L.P. and IDG China Capital Fund III L.P. Mr. Zhou has been the president and a board member of IDG VC Management Ltd. since 2012. Mr. Zhou currently serves on the board of directors of Fang Holdings Ltd., an NYSE-listed company, Xunlei Limited, a NASDAQ-listed company and CASI Pharmaceuticals, Inc., a NASDQA-listed Company. Mr. Zhou also serves as a director of various private companies. Mr. Zhou received a bachelor’s degree in chemistry from China Science and Technology University, a master’s degree in chemical physics from the Chinese Academy of Sciences and a Ph.D. degree in fiber optics from Rutgers University.

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

Mr. Sam Hanhui Sun has served as our director since December 17, 2015. From January 2010 to September 2015, Mr. Sun assumed a couple of positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on NASDAQ, including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on NASDAQ-listed company, from 2007 to 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group, including eight years at the Beijing office of KPMG, where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun currently serves as an independent director and audit committee chair of SouFun Holdings Limited, an NYSE-listed company, and an independent director and audit committee chair of CAR Inc., a company listed on the Hong Kong Stock Exchange. Mr. Sun received a B.E. in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Mr. Jingsheng Huang has served as our director since December 17, 2015. Mr. Huang is the managing executive director at Harvard Center Shanghai. Prior to that, he was a partner of TPG Growth and RMB Funds based in Shanghai, China. Before joining TPG, he was a managing director at Bain Capital LLC, where he set up and ran its Shanghai operations. Prior to that, Mr. Huang served multiple positions in the investment industry, including managing director in China at SOFTBANK Asia Infrastructure Fund, partner at SUNeVision Ventures and senior manager of strategic investment at Intel Capital. Before starting his investment career, Mr. Huang was the director of research operations at GartnerGroup, a co-founder and vice president of marketing at Mtone Wireless and an English lecturer at Communication University of China. Before joining Harvard, Mr. Huang served as a member of the board of China Venture Capital Association and a deputy chairman of Shanghai Private Equity Association. Mr. Huang currently serves as an independent director of Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange. Mr. Huang received an M.B.A degree from Harvard Business School, an M.A. from Stanford University and a B.A. from Beijing Foreign Studies University.

Ms. Chaomei Chen has served as our director since December 18, 2016. Ms. Chen had been part of our Advisory Committee from January 2016 to December 2016. Previously, Ms. Chen served as chief risk officer of LendingClub from June 2011 to December 2015. Before LendingClub, she served as chief risk officer of WaMu Card Services at JP Morgan Chase from October 2005 to August 2009. Prior to JP Morgan Chase, Ms. Chen was vice chairman and chief credit officer at Providian Financial Services from August 2002 to September 2005.  Ms. Chen graduated with a B.S. degree in mathematics from the Southwestern Jiaotong University in China and earned an M.S.E. degree in mathematical science from Whiting School of Engineering at the Johns Hopkins University.

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

Mr. Yang Cao has served as our chief operating officer and chief technology officer since June 2016. Prior to joining Yirendai, Mr. Cao was the general manager of Asia-Pacific operations at xAd, a leading mobile location advertising technology platform, from April 2014 to June 2016 where he led the efforts to start, build and grow xAd’s technology and business in the region. From September 2012 to August 2013, Mr. Cao served as chief technology officer of Zhubajie Network, where he joined through the acquisition of Julu Mobile, a mobile technology company co-founded by Mr. Cao. From September 2011 to September 2012, Mr. Cao also served as chief technology officer of WhitePages and held technology executive positions at TokBox and StarCite. Mr. Cao received Master of Science degree in Electrical Engineering from Stanford University and Bachelor of Science in Physics from Peking University.

Dr. Yichuan Pei has served as our chief credit officer since March 2017. Prior to joining us, Dr. Pei served as vice general manager of Ping An Bank in Shanghai, China from October 2016 to February 2017  and as chief risk officer of Knowledge Decision Sciences in San Jose, California from September 2013 to September 2016. Previously, Dr. Pei served as senior or executive vice president at various banks in the United States, including Bank of America, JP Morgan Chase, Washington Mutual Bank, Providian Financial Services, and Fleet Boston Bank. Dr. Pei graduated with a bachelor of science degree from the University of Science and Technology of China, received a Ph.D. degree from the Johns Hopkins University in Baltimore, Maryland, and awarded a postdoctoral fellowship from Princeton University in Princeton, New Jersey.

B.                                    Compensation

For the fiscal year ended December 31, 2016, we paid an aggregate of approximately RMB6.9 million (US$1.0 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For information regarding the share-based incentive awards that we have granted to our officers and directors, please refer to “—Share Incentive Plan.”

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

Share Incentive Plan

In September 2015, we adopted a share incentive plan, or the 2015 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the 2015 Plan is 10,000,000 ordinary shares. As of March 31, 2017, 3,939,100 restricted share units were outstanding under the 2015 Plan.

The following table summarizes, as of March 31, 2017, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under our 2015 Plan:

Name	Ordinary Shares Underlying Restricted Share Units	Grant Date
Huan Chen	*	July 1, 2016
Sam Hanhui Sun	*	July 1, 2016
Jingsheng Huang	*	July 1, 2016
Yihan Fang	*	July 1, 2016
Yu Cong	*	July 1, 2016
Yiting Pan	*	July 1, 2016
Other Individuals as a Group	3,479,100	July 1, 2016

* Less than 1% of our total outstanding ordinary shares.

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

C.                                    Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Sam Hanhui Sun, Jingsheng Huang and Chaomei Chen. Sam Hanhui Sun is the chairman of our audit committee. We have determined that Sam Hanhui Sun, Jingsheng Huang and Chaomei Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Sam Hanhui Sun, Jingsheng Huang and Chaomei Chen. Sam Hanhui Sun is the chairman of our compensation committee. We have determined that Sam Hanhui Sun, Jingsheng Huang and Chaomei Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jingsheng Huang, Sam Hanhui Sun and Chaomei Chen. Jingsheng Huang is the chairman of our nominating and corporate governance committee. Jingsheng Huang, Sam Hanhui Sun and Chaomei Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.                                    Employees

As of December 31, 2014, 2015 and 2016, we had a total of 338, 608 and 911 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2016 by function:

	Number of Employees	% of Total

Function
Technology	314	34.5
Risk Management	72	7.9
Operations	336	36.8
Product Development	99	10.9
Sales and Marketing	16	1.8
General and Administrative	74	8.1
Total	911	100.0

As of December 31, 2016, 781 employees were based in Beijing, where our principal executive offices are located, and 130 employees were based in Chongqing.

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

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2017 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 119,596,100 ordinary shares outstanding as of March 31, 2017.

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

Ordinary Shares Beneficially Owned as of March 31, 2017
	Number	%†
Directors and Executive Officers**:
Ning Tang(1)	43,430,000	36.3
Huan Chen	*	*
Quan Zhou(2)	*	*
Tina Ju(3)	—	—
Qing Li	—	—
Jingsheng Huang	*	*
Sam Hanhui Sun	*	*
Chaomei Chen	—	—
Yihan Fang	*	*
Yu Cong	*	*
Yiting Pan	*	*
Yang Cao	—	—
Yichuan Pei	—	—
All Directors and Executive Officers as a Group	43,690,000	36.5

Principal Shareholders:
CreditEase Holdings (Cayman) Limited(4)	100,000,000	83.6

*                 Less than 1% of our total outstanding shares.

**          Except for Mr. Quan Zhou, Mr. Qing Li, Mr. Sam Hanhui Sun, Mr. Jingsheng Huang and Ms. Chaomei Chen, the business address of our directors and executive officers is 10/F, Building 9, 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Mr. Quan Zhou is 6th Floor, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing, People’s Republic of China. The business address of Mr. Qing Li is 15 Revere Ct, Princeton Junction, NJ 08550. The business address of Mr. Sam Hanhui Sun is 17 Fen-si-ting Avenue, Apt 3-3-802, Dongcheng District, Beijing 100009, China. The business address of Mr. Jingsheng Huang is Harvard Center Shanghai, 5/F Shanghai IFC-HSBC Building, No. 8 Century Avenue, Shanghai 200120, People’s Republic of China. The business address of Ms. Chaomei Chen is 338 Spear Street, 31-D, San Francisco, CA 94105, USA.

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2017. The total number of ordinary shares outstanding as of March 31, 2017 is 119,596,100.

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

As of March 31, 2017, 18,985,100 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 15.9% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Intellectual Property License Agreement

Under the intellectual property license agreement, CreditEase and we grant to each other and each party’s respective subsidiaries and variable interest entities a worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, non-exclusive license of intellectual property owned by the licensing party to use, reproduce, modify, prepare derivative works of, perform, display, or otherwise exploit, except for certain trademarks with regard to which CreditEase agrees to grant us a worldwide, royalty-free, fully paid-up, sublicensable, transferable, unlimited and exclusive license to use, reproduce, modify, prepare derivative works of, perform, display, sublicense, transfer or otherwise exploit, until and unless such trademarks are transferred to our company or any of our subsidiaries or consolidated variable interest entities. As of the date of this annual report, a total of six trademarks have been transferred to us by CreditEase.

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

Transactions with CreditEase Affiliated Entities

Prior to the establishment of Yirendai Ltd., our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase, which provided us with origination and servicing, sales and marketing and general and administrative services. Since we completed our carve-out from CreditEase and became a stand-alone company in March 2015, affiliates of CreditEase have continued to provide certain supporting services to us.  Expenses of services provided by CreditEase’s affiliates were recorded as allocation costs in 2014 and recorded as service expenses charged by related parties in 2015 and 2016 based on various agreements that we entered into with relevant affiliates of CreditEase.  Total cost and expense from CreditEase for such services were approximately RMB99.0 million, RMB441.9 million and RMB911.7 million (US$131.3 million) for 2014, 2015 and 2016, respectively. Among these, allocation for provision of borrower and investor acquisition and referral services were RMB76.0 million, RMB405.1 million and RMB818.7 million (US$117.9 million), for system support were RMB10.4 million, RMB26.1 million and RMB72.0 million (US$10.4 million) and for collection services were RMB0.3 million, RMB3.4 million and RMB11.9 million (US$1.7 million), for 2014, 2015 and 2016, respectively. As of December 31, 2016, the total amount due to affiliates of CreditEase for such services was RMB11.6 million (US$1.7 million).

CreditEase Huimin Investment Management (Beijing) Co., Ltd., or CreditEase Huimin, is an affiliate of CreditEase. CreditEase Huimin received on behalf of us transaction fees and service fees through the external payment networks and from China Guangfa Bank starting in June 2015.  As of December 31, 2015, we had RMB65.8 million due from CreditEase Huimin, and we cleared the balance due from CreditEase Huimin as of December 31, 2016.

Guarantee Arrangement with Tian Da Xin An

Tian Da Xin An (Beijing) Guarantee Co., Ltd., or Tian Da Xin An, is a guarantee company affiliated with CreditEase. From August 2013 to December 2014, we had a guarantee arrangement with Tian Da Xin An to provide investors with the option of purchasing the assurance that their principal and interest would be repaid in the event that their loans default. Tian Da Xin An was responsible for repaying the principal and accrued interest of the default loan and it charged the investor 10% of the monthly loan interest for the guarantee service. In practice, we reimbursed the loan principal and accrued interest to the investor in the first place in the case of default, and then collected the amount from Tian Da Xin An, and we collected from the investor the guarantee service fee charged by Tian Da Xin An on its behalf, and then remit the amount to Tian Da Xin An. The amount due from Tian Da Xin An as of December 31, 2014, 2015 and 2016 were RMB34.0 million, RMB20.8 million and RMB1.7 million, respectively, which represent the net amount of services fee receivable arising from guarantee fee, default loan principal and accrued interest due to borrowers as well as uncollectible transaction fee. The guarantee arrangement has been replaced by our new quality assurance program since January 2015. All loans originated on or after January 1, 2015 are covered under the quality assurance program, and the outstanding balance of the loans guaranteed under the previous guarantee arrangement will continue to be covered under the guarantee arrangement until the loans reach maturity.

Business Relationships in relation to Trusts

As part of our strategy to expand our investor base from individual investors to institutional investors, in October 2015 we established a business relationship with Trust No. 1, under which Trust No. 1 invested in loans with an aggregate principal amount of RMB250.0 million through our platform using funds received from its investor. Trust No. 1 is administered by an independent third-party state-owned trust company, which acts as the trustee. The settlor and sole beneficiary of Trust No. 1 is a fund managed by Zhe Hao, an affiliate of CreditEase. Fund No. 1’s investors are PRC individuals who are not affiliated with our company. In April 2016, Zhe Hao, on behalf of Fund No. 1, transferred Fund No. 1’s entire beneficiary rights in Trust No. 1 to China International Capital Corporation Limited, a special purpose vehicle, which subsequently issued and listed RMB250 million (US$36.0 million) asset-backed securities on the Shenzhen Stock Exchange in China, with the loans invested by Trust No. 1 through our platform as the underlying assets. Heng Ye, one of our PRC subsidiaries, purchased RMB47.5 million (US$6.8 million) asset-backed securities through the Shenzhen Stock Exchange. Puxin Hengye Technology Development (Beijing) Co., Ltd., a subsidiary of CreditEase, and two funds managed by Zhe Hao purchased RMB25.0 million (US$3.6 million) and RMB67.5 million (US$9.7 million) asset-backed securities, respectively.

In June 2016, we established a business relationship with another trust, or Trust No. 2, which is of the similar structure to Trust No. 1 described above—Trust No. 2 is administered by an independent third-party state-owned trust company and has a fund managed by Zhe Hao as its settlor and sole beneficiary. Trust No. 2 invested an aggregate amount of RMB300 million (US$43.2 million) in loans through our online marketplace using the funds raised by its sole beneficiary from ultimate investors, including RMB30 million (US$4.3 million) invested by Heng Cheng, one of our variable interest entities in the PRC. In April 2017, Zhe Hao transferred its beneficiary rights in Trust No. 2 to Bohai International Trust Co., Ltd., an independent third party, which has subsequently completed an issuance of RMB300 million (US$43.2 million) asset-backed securities through private placements. We purchased an aggregate of RMB102.3 million (US$14.7 million) of the asset-backed securities upon their issuance.

We treat Trust No. 1, the asset-backed securities plan, Trust No. 2 and its original beneficiary fund as our variable interest entities under U.S. GAAP for the reasons detailed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation,” and consolidate the financial results of the Consolidated ABFE in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements with Heng Cheng, Yi Ren Wealth Management and Their Respective Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among Heng Ye and Heng Yu Da, our PRC subsidiaries, Heng Cheng and Yi Ren Wealth Management, our variable interest entities, and the shareholders of Heng Cheng and Yi Ren Wealth Management. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Heng Cheng and Yi Ren Wealth Management.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.      Financial Information

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings incidental to the conduct of our business.

We and certain of our officers were named as defendants in two putative securities class actions filed in the United States District Court for the Central District of California: Lefter v. Yirendai Ltd. et al., Civil Action No. 2:16-cv-06437-MFW-AGR (C.D. Cal.) and Roh v. Yirendai Ltd. et al., Civil Action No. 2:16-cv-06506-MFW-AGR (C.D. Cal.).  The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between May 11, 2016 and August 24, 2016—alleges that our public press releases dated May 11, 2016 and August 9, 2016 contained misstatements or omissions relating to our experiencing an increasing amount of fraud related to customer application for loans and the potential negative impact that the Chinese government’s implementation of new anti-fraud  regulations could have on our business.

On November 29, 2016, the Court entered an order consolidating the cases and appointing lead plaintiffs and lead counsel for the consolidated case. On January 27, 2017, the lead plaintiffs filed their first amended complaint. On March 28, 2017, we filed a motion to dismiss the first amended complaint.

The action remains at its preliminary stages. We believe the case is without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We have been named as a defendant in two putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

	Trading Price
	High	Low
Annual Highs and Lows
2015 (Since December 18, 2015)	10.39	8.35
2016	42.34	3.35
Quarterly Highs and Lows
Fourth Quarter 2015 (Since December 18, 2015)	10.39	8.35
First Quarter 2016	11.98	3.35
Second Quarter 2016	17.40	10.02
Third Quarter 2016	42.34	13.73
Fourth Quarter 2016	33.62	20.5
Monthly Highs and Lows
September 2016	26.99	18.80
October 2016	32.00	23.43
November 2016	33.62	25.00
December 2016	29.5	20.5
January 2017	23.19	19.85
February 2017	25.80	21.14
March 2017	31.64	23.15
April 2017 (through April 21, 2017)	26.16	23.18

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2016 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our current memorandum and articles of association, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our current memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our current memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Issuance of Additional Shares. Our current memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our current memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our current memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our current memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our current memorandum and articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

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

Proceedings of Board of Directors

Our current memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our current memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets and uncalled capital of our company and issue debentures and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Although the law in this regard is unclear, we intend to treat Heng Cheng and Yi Ren Wealth Management as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, and based upon our income and assets and the value of our ADSs and ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future.

Assuming that we are the owner of Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, although we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs or ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

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

Item 11.            Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our reporting currency was the U.S. dollar prior to April 1, 2016. In our consolidated financial statements prepared before April 1, 2016, our financial information that used RMB as the functional currency had been translated into U.S. dollars. Effective from April 1, 2016, we changed our reporting currency from U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of nil, RMB0.1 million and RMB29.4 million (US$4.2 million) in 2014, 2015 and 2016, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from 1 October 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.

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

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. We currently invest our cash in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time. For the year ended December 31, 2016, we were entitled to receive approximately US$0.6 million (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

PART II

Item 13.            Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.            Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-208056), as amended, in relation to our initial public offering, which was declared effective by the SEC on December 17, 2015. In December 2015, we completed our initial public offering in which we issued and sold an aggregate of 7,500,000 ADSs, representing 15,000,000 ordinary shares, resulting in net proceeds to us of approximately US$64.9 million. Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters for our initial public offering. The total underwriting discounts and commissions relating to the initial public offering amounted to approximately US$5.9 million.

For the period from December 17, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2016, we did not use any of the net proceeds from our initial public offering.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in Internal Control over Financial Reporting

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

	2015	2016
	RMB	RMB
	(in thousands)
Audit fees(1)	13,765	6,327
Tax fees(2)	303	1,070

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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. As of March 31, 2017, CreditEase held more than 50% of our total voting power. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirement that   a majority of our board of directors consist of independent directors.

In addition, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

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

Exhibit Number	Description of Document
4.2

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.3

Form of Director Agreement between the Registrant and its independent directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.5

Master Transaction Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated November 9, 2015 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.6

Transitional Services Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated November 9, 2015 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.7

Non-Competition Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated November 9, 2015 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.8

Cooperation Framework Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated November 9, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.9

Intellectual Property License Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated November 9, 2015 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.10

English translation of Loan Agreements between Heng Ye and the shareholders of Heng Cheng dated February 22, 2015 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.11

English translation of Equity Interest Pledge Agreements among Heng Ye, Heng Cheng and the shareholders of Heng Cheng dated February 22, 2015 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.12

English translation of Powers of Attorney granted to Heng Ye by the shareholders of Heng Cheng dated February 22, 2015 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

Exhibit Number	Description of Document
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

4.16*	Loan Agreements between Heng Yu Da and the shareholders of Yi Ren Wealth Management dated October 13, 2016

4.17*	Equity Interest Pledge Agreements among Heng Yu Da, Yi Ren Wealth Management and the shareholders of Yi Ren Wealth Management dated October 13, 2016

4.18*	Powers of Attorney granted to Heng Yu Da by the shareholders of Yi Ren Wealth Management dated October 13, 2016

4.19*	Exclusive Business Cooperation Agreement between Heng Yu Da and Yi Ren Wealth Management dated October 13, 2016

4.20*	Exclusive Option Agreement among Heng Yu Da, Yi Ren Wealth Management and the shareholders of Yi Ren Wealth Management dated October 13, 2016

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

Exhibit Number	Description of Document
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yirendai Ltd.

	By:	/s/ Ning Tang
		Name:	Ning Tang
		Title:	Executive Chairman of the Board of Directors

Date: April 24, 2017

YIRENDAI LTD.

YIRENDAI LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Yirendai Ltd.

We have audited the accompanying consolidated balance sheets of Yirendai Ltd. (the “Company” and its subsidiaries and variable interest entities, collectively referred to as the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income or loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016 and the related financial statement schedule (Schedule I). These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

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

As discussed in Note 2, the Company changed its reporting currency from United States dollar to Renminbi effective April 1, 2016. Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation have been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 24, 2017.

YIRENDAI LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
Assets:
Cash and cash equivalents	846,120	968,225	139,453
Restricted cash (including RMB30,735 and RMB103,481 from Consolidated Assets Backed Financing Entities(i) (“ABFE”) as of December 31, 2015 and 2016, respectively)	483,965	1,218,286	175,470
Accounts receivable	82,993	28,581	4,117
Prepaid expenses and other assets (including RMB1,376 and RMB1,056 from Consolidated ABFE as of December 31, 2015 and 2016, respectively)	246,723	466,763	67,228
Loans at fair value (including RMB221,268 and RMB371,033 from Consolidated ABFE as of December 31, 2015 and 2016, respectively)	221,268	371,033	53,440
Amounts due from related parties	86,889	1,678	242
Held-to-maturity investments (including nil and RMB4,896 from Consolidated ABFE as of December 31, 2015 and 2016, respectively)	30,000	98,917	14,247
Available-for-sale investments	—	1,158,000	166,787
Property, equipment and software, net	16,183	35,503	5,113
Deferred tax assets	175,862	436,402	62,855

Total assets	2,190,003	4,783,388	688,952
Liabilities:
Accounts payable (including accounts payable of VIE Companies(ii), without recourse to the Company of RMB4,499 and RMB13,544 as of December 31, 2015 and 2016, respectively; including accounts payable of Consolidated ABFE, without recourse to the Company of nil and RMB 147 as of December 31, 2015 and 2016, respectively)	4,499	13,691	1,972
Amounts due to related parties (including amounts due to related parties of VIE Companies, without recourse to the Company of RMB3,426 and RMB 6,907 as of December 31, 2015 and 2016, respectively)	3,668	11,609	1,672
Liabilities from quality assurance program(iii) (including liabilities from quality assurance program of VIE Companies, without recourse to the Company of RMB546,332 and RMB 1,471,000 as of December 31, 2015 and 2016, respectively)	546,332	1,471,000	211,868
Deferred revenue (including deferred revenue of VIE Companies, without recourse to the Company of RMB117,484 and RMB 164,318 as of December 31, 2015 and 2016, respectively)	117,484	164,318	23,667
Payable to investors at fair value (including payable to investors at fair value of Consolidated ABFE, without recourse to the Company of RMB252,907 and RMB 418,686 from as of December 31, 2015 and 2016, respectively)	252,907	418,686	60,303
Accrued expenses and other liabilities (including accrued expenses and other liabilities of VIE Companies, without recourse to the Company of RMB244,438 and RMB 507,890 as of December 31, 2015 and 2016, respectively; including accrued expenses and other liabilities of Consolidated ABFE, without recourse to the Company of RMB713 and RMB 2,895 as of December 31, 2015 and 2016, respectively)	288,171	564,165	81,257

Total liabilities	1,213,061	2,643,469	380,739

Commitments and Contingencies (Note 15)

Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 117,000,000 and 119,512,300 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	73	75	11
Additional paid-in capital	791,841	933,272	134,419
Accumulated other comprehensive income	101	29,457	4,243
Retained earnings	184,927	1,177,115	169,540

Total equity	976,942	2,139,919	308,213

Total liabilities and equity	2,190,003	4,783,388	688,952

(i)                                     The Company consolidated Huijin No. 28 Single Capital Trust E1, Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan, CreditEase Wealth Consumer Credit Investment Fund and Huijin No. 28 Single Capital Trust E2 as a whole, which are named “Assets Backed Financing Entities” or the “ABFE”, see Note 2.

(ii)                                  VIE companies refers to Heng Cheng and Yi Ren Wealth Management, see Note 2.

(iii)                               Liabilities from quality assurance program refers to Liabilities from risk reserve fund guarantee in previous annual report.

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2016
	RMB	RMB	RMB	US$
Net revenue:
Loan facilitation service	192,975	1,278,539	3,133,423	451,307
Post-origination service	2,497	27,086	84,154	12,121
Others	1,053	8,014	20,414	2,940

Total net revenue	196,525	1,313,639	3,237,991	466,368

Operating costs and expenses:
Sales and marketing	137,746	679,771	1,571,038	226,277
Origination and servicing	21,820	86,360	180,076	25,936
General and administrative	64,637	137,114	402,111	57,916

Total operating costs and expenses	(224,203)	(903,245)	(2,153,225)	(310,129)

Interest income	—	4,799	36,843	5,306
Fair value adjustments related to Consolidated ABFE	—	(11,333)	(19,735)	(2,842)
Non-operating income, net	—	—	575	83

(Loss)/income before provision for income taxes	(27,678)	403,860	1,102,449	158,786
Income taxes (expense)/benefit	(30)	(128,521)	13,949	2,009

Net (loss)/income	(27,708)	275,339	1,116,398	160,795

Basic net (loss)/income per share	(0.2771)	2.7356	9.4418	1.3599

Weighted average number of ordinary shares outstanding, basic	100,000,000	100,652,055	118,240,414	118,240,414

Diluted net (loss)/income per share	(0.2771)	2.7356	9.3865	1.3519

Weighted average number of ordinary shares outstanding, diluted	100,000,000	100,652,055	118,937,082	118,937,082

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(in thousands, except share and per share data)

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2016
	RMB	RMB	RMB	US$
Net (loss)/income	(27,708)	275,339	1,116,398	160,795

Other comprehensive income, net of tax of nil: Foreign currency translation adjustment	—	101	29,356	4,228

Comprehensive (loss)/income	(27,708)	275,440	1,145,754	165,023

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, except share and per share data)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Accumulated other comprehensive income	Retained (deficit)/ earnings	Total equity
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	100,000,000	—	81,824	—	(62,704)	19,120
Capital contribution by owner	—	—	231,996	—	—	231,996
Net loss	—	—	—	—	(27,708)	(27,708)

Balance as of December 31, 2014	100,000,000	—	313,820	—	(90,412)	223,408
Issuance of shares on June 25, 2015	—	62	—	—	—	62
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering costs of RMB31,718	15,000,000	10	419,765	—	—	419,775
Issuance of ordinary shares for concurrent private placement, net of costs of RMB6,473	2,000,000	1	58,256	—	—	58,257
Foreign currency translation adjustment	—	—	—	101	—	101
Net income	—	—	—	—	275,339	275,339

Balance as of December 31, 2015	117,000,000	73	791,841	101	184,927	976,942
Share-based awards provided to employees	291,400	1	17,222	—	—	17,223
Share-based awards provided to employees of consolidated group of CreditEase	2,220,900	1	124,209	—	(124,210)	—
Foreign currency translation adjustment	—	—	—	29,356	—	29,356
Net income	—	—	—	—	1,116,398	1,116,398

Balance as of December 31, 2016	119,512,300	75	933,272	29,457	1,177,115	2,139,919

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2016
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net (loss)/income	(27,708)	275,339	1,116,398	160,795
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Depreciation and amortization	1,140	3,635	10,609	1,528
Disposal of property, equipment and software	—	—	34	5
Interest income	—	(846)	—	—
Fair value adjustments related to Consolidated ABFE	—	11,333	19,735	2,842
Share-based compensation	—	—	17,223	2,480
Changes in operating assets and liabilities
Accounts receivable	(142,486)	78,120	54,412	7,837
Change in Consolidated ABFE related asset/liability	—	7,315	3,941	568
Prepaid expenses and other assets	(191,933)	(44,512)	(220,040)	(31,692)
Amounts due from/to related parties	(35,610)	(49,171)	93,152	13,417
Accrued expenses and other liabilities	169,556	87,611	297,817	42,895
Accounts payable	—	4,499	9,192	1,324
Liabilities from quality assurance program	—	546,332	924,668	133,180
Deferred tax assets	—	(175,862)	(260,540)	(37,526)
Deferred revenue	—	117,484	46,834	6,745

Net cash (used in)/ provided by operating activities	(227,041)	861,277	2,113,435	304,398

Cash Flows from Investing Activities:
Purchase of property, equipment and software	(3,577)	(16,397)	(29,973)	(4,317)
Disposal of property, equipment and software	—	—	11	2
Purchase of held-to-maturity investments	—	(110,000)	(238,917)	(34,411)
Redemption of held-to-maturity investments	—	80,817	170,000	24,485
Purchase of available-for-sale investments	—	—	(1,238,500)	(178,381)
Redemption of available-for-sale investments	—	—	80,500	11,594
Investment in loans at fair value	—	(247,434)	(299,956)	(43,203)
Principal payment of loans at fair value	—	10,425	135,172	19,469

Net cash used in investing activities	(3,577)	(282,589)	(1,421,663)	(204,762)

Cash Flows from Financing Activities:
Cash contribution from owner	231,996	62	—	—
Initial contribution received by the trusts	—	250,000	270,000	38,888
Principal Payments to the Fund	—	—	(250,000)	(36,007)
Proceeds from issuances of Asset Backed Special Plan	—	—	202,500	29,166
Principal Payments on Asset Backed Special Plan	—	—	(65,378)	(9,417)
Proceeds from initial public offering, net of offering cost	—	441,600	—	—
Proceeds from concurrent private placement, net of offering cost	—	58,256	—	—
Payments of initial public offering cost	—	—	(21,824)	(3,143)

Net cash provided by financing activities	231,996	749,918	135,298	19,487

Effect of foreign exchange rate changes	—	101	29,356	4,228

Net increase in cash, cash equivalents and restricted cash	1,378	1,328,707	856,426	123,351
Cash, cash equivalents and restricted cash, beginning of year	—	1,378	1,330,085	191,572

Cash, cash equivalents and restricted cash, end of year	1,378	1,330,085	2,186,511	314,923
Supplemental disclosures of cash flow information:
Income taxes paid, net	—	98,941	65,890	9,490
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	1,378	846,120	968,225	139,453
Restricted cash	—	483,965	1,218,286	175,470
Total cash, cash equivalents, and restricted cash	1,378	1,330,085	2,186,511	314,923

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

1.                     ORGANIZATION AND PRINCIPAL ACTIVITIES

Yirendai Ltd. (the “Company” or “Yirendai”) was incorporated under the laws of the Cayman Islands on September 24, 2014. Upon incorporation, the Company had 50,000 shares authorized, 1 share issued and outstanding with a par value of US$1.00 per share, which was held by CreditEase Holdings (Cayman) Limited (“CreditEase”). Pursuant to a written resolutions of CreditEase dated January 5, 2015, the Company’s every issued and unissued share of par value of US$1.00 each in the capital of the Company is subdivided into 10,000 shares of par value US$0.0001 each, such that the Company has an authorized capital of US$50 divided into 500,000,000 shares of par value US$0.0001 each and 10,000 issued capital of par value US$0.0001 each amounted to US$1.00. On June 25, 2015, the Company issued 99,990,000 ordinary shares at par value US$0.0001 per share, to CreditEase, at US$0.0001 per share for an aggregate cash consideration of $10. Such issuance was accounted for as a stock split and, accordingly, all references to numbers of common shares and per-share data in the accompanying consolidated financial statements have been adjusted to reflect the stock split and issuance of shares on a retroactive basis.

On December 18, 2015, the Company completed its initial public offering (“IPO”) and issued 7,500,000 American Depositary Shares (“ADS”, each representing two ordinary shares) at US$10 per ADS for an aggregate offering price of RMB485.5 million (US$75 million). During the IPO, the Company issued and sold 2,000,000 ordinary shares in a concurrent placement, to Baidu (Hong Kong) Limited, at US$5 per share for an aggregated cash consideration of RMB64.7 million (US$10 million).

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

In 2012, Puxin Hengye Technology Development (Beijing) Co., Ltd. (“Puxin Hengye”), a subsidiary of CreditEase began providing services through an online marketplace connecting borrowers and investors (the “Yirendai Business”), with supporting services provided by other subsidiaries and VIEs of CreditEase. In order to raise capital for this business through an initial public offering, in the first quarter of 2015, CreditEase undertook the following reorganization through which CreditEase transferred the Yirendai Business to the Group.

Heng Cheng Technology Development (Beijing) Co., Ltd. (“Heng Cheng”) was established on September 15, 2014 as the operating entity in PRC of the Yirendai Business in contemplating raising capital for this business through an initial public offering. CreditEase designated Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, three PRC citizens, as the shareholders of Heng Cheng (collectively the “three designated shareholders”) on behalf of CreditEase. The capital injected into Heng Cheng by the three designated shareholders was provided by CreditEase through loans extended by Puxin Hengye. As a result, Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian were considered de facto agent of CreditEase, and CreditEase should consolidate Heng Cheng as a VIE.

In February 2015, the Company through Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd. (“Heng Ye”), a wholly owned subsidiary established in January 2015 entered into an agreement with Puxin Hengye. Based on the agreement, the title of the loans of capital injection was transferred from Puxin Hengye to Heng Ye. The control over Heng Cheng was transferred to Heng Ye as well through new VIE arrangements signed between Heng Ye and Heng Cheng, which is considered a contribution to the Yirendai Business. As a result, Heng Cheng is a VIE that should be consolidated by the CreditEase before and after signing the VIE arrangements in February 2015, and this transaction is accounted for as a transaction under common control. Such reorganization was approved by the Board of Directors of CreditEase, with the VIE structure being in place on February 22, 2015 and completed on March 31, 2015.

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

To execute the Group’s strategy of offering more value-added services to investors, Yiren Financial Information Services (Beijing) Co., Ltd. or Yi Ren Wealth Management, was established in China on October 13, 2016 to mainly conduct its wealth management business, aiming to provide investors with an expanded array of investment options, including fund and insurance products offered by third parties.

Yirendai designated aforementioned three designated shareholders as the shareholders of Yi Ren Wealth Management on behalf of the Group. The capital injected into Yi Ren Wealth Management by the three designated shareholders was provided by Yirendai through loans extended by Chongqing Heng Yu Da Technology Co., Ltd. or Heng Yu Da, a wholly own subsidiary of the Company. As a result, Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian were considered de facto agent of Yirendai, and Yirendai consolidates Yi Ren Wealth Management as a VIE.

Starting from 2015, the Company began to expand its investor base from individual investors to institutional investors, who invest in the loans from the Company’s platform through a series of arrangements among assets backed financial entities. The Company consolidated such assets backed financial entities if the Company is considered as their primary beneficiary.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

1.                        ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

As of December 31, 2016, the Company’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries

Yirendai Hong Kong Limited (“Yirendai HK”)	October 8, 2014	Hong Kong	100%	Investment holding

Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd. (“Heng Ye”)	January 8, 2015	PRC	100%	Provision of consultancy information technology support

Chongqing Heng Yu Da Technology Co., Ltd. (“Heng Yu Da”)	March 21, 2016	PRC	100%	Provision of services relating to IT, system maintenance and customer support

Variable interest entities

Heng Cheng Technology Development (Beijing) Co., Ltd. (“Heng Cheng”)	September 15, 2014	PRC	Consolidated VIE	Services for online marketplace connecting borrowers and investors

Huijin No.28 Single Capital Trust E1 (“Trust No.1”) (1)	October 16, 2015	PRC	Consolidated VIE	Investment in loans through the Company’s platform

Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan (1)	April 22, 2016	PRC	Consolidated VIE	Host of Beneficial Right Asset

CreditEase Wealth Consumer Credit Investment Fund (“Fund No.2”) (1)	July 5, 2016	PRC	Consolidated VIE	Sole beneficiary of Trust No.2

Huijin No.28 Single Capital Trust E2 (“Trust No.2”) (1)	July 8, 2016	PRC	Consolidated VIE	Investment in loans through the Company’s platform

Yiren Financial Information Services (Beijing) Co., Ltd. (“Yi Ren Wealth Management”)	October 13, 2016	PRC	Consolidated VIE	Wealth Management Consulting Service

(1)         The Company consolidated Trust No. 1, Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan, Fund No. 2 and Trust No. 2 as a whole, which are named “Assets Backed Financing Entities” or the “ABFE”.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

VIE Companies

The VIE arrangements

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting borrowers and investors), is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in internet-based businesses (except E-Commerce) and any such foreign investor must have experience in providing internet-based businesses services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011 and 2015, respectively, and other applicable laws and regulations. The Company is a Cayman Islands company and Heng Ye and Heng Yu Da (its PRC subsidiaries) are considered foreign invested enterprises. To comply with these regulations, the Company conducts the majority of its activities in PRC through Heng Cheng and Yi Ren Wealth Management (its consolidated VIEs).

The VIEs hold the requisite licenses and permits necessary to conduct the Company’s online marketplace business connecting borrowers and investors. Heng Ye and Heng Yu Da (collectively, the “Foreign Owned Subsidiaries” or “FOS”) have entered into the following contractual arrangement with Heng Cheng and Yi Ren Wealth Management (collectively the “VIE Companies”), that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of VIEs, and (2) receive the economic benefits of VIEs that could be significant to VIEs. Accordingly, the Company is considered the primary beneficiary of VIEs and has consolidated VIEs’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Name of Foreign Owned Subsidiaries	Name of VIE Companies
Heng Ye	Heng Cheng
Heng Yu Da	Yi Ren Wealth Management

In concluding that the Company is the primary beneficiary of the VIE Companies, the Company believes that the FOS’s rights under the terms of the exclusive option agreements provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the FOS’s rights under the exclusive option agreements, for which consent of the shareholders of VIE Companies is not required. The FOS’s rights under the exclusive option agreements give the Company the power to control the shareholders of VIE Companies and thus the power to direct the activities that most significantly impact the VIE Companies’ economic performance. In addition, the FOS’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE Companies’ economic performance. The Company also believes that this ability to exercise control ensures that the VIE Companies will continue to execute and renew services agreements and pay service fees to the Company. The exclusive business cooperation agreement will be terminated upon the expiration of the operation term of either party if the application for renewal of its operation term is not approved by the relevant government authorities. As a result, the Company believes that it has the rights to receive substantially all of the economic benefits from the VIE Companies.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

The VIE arrangements — continued

•                  Agreements that provide the Foreign Owned Subsidiaries effective control over the VIE Companies

Power of Attorney The shareholders of the VIE Companies have executed an irrevocable power of attorney in favor of the Foreign Owned Subsidiaries, or entity or individual designated by the Foreign Owned Subsidiaries. Pursuant to this powers of attorney, the Foreign Owned Subsidiaries or their designees have full power and authority to exercise all of such shareholder’s rights with respect to his equity interest in the VIE Companies. The power of attorney will remain in force for so long as the shareholder remains a shareholder of the VIE Companies.

Exclusive Option Agreement The VIE Companies and their shareholders have also entered into an exclusive share option agreement with the Foreign Owned Subsidiaries. Pursuant to this agreement, the shareholders of VIE Companies have granted an exclusive option to the Foreign Owned Subsidiaries or their designees to purchase all or part of such shareholders’ equity interest, at a purchase price equal to the higher of the amount of loan extended by the Foreign Owned Subsidiaries to each shareholder of the VIE Companies under the respective loan agreement or the minimum price required by PRC law at the time of such purchase.

Equity Interest Pledge Agreement The shareholders of the VIE Companies have also entered into an equity pledge agreement with the Foreign Owned Subsidiaries, pursuant to which each shareholder pledged his/her interest in the VIE Companies to guarantee the performance of obligations of the VIE Companies and their shareholders under the exclusive business cooperation agreement, loan agreements, exclusive option agreements and powers of attorney.

•                  Agreements that transfer economic benefits to the Foreign Owned Subsidiaries

Exclusive Business Cooperation Agreement The Foreign Owned Subsidiaries have entered into exclusive business cooperation agreement with the VIE Companies. Pursuant to this exclusive business cooperation agreement, the Foreign Owned Subsidiaries provide comprehensive technical support, consulting services and other services to the VIE Companies in exchange for service fees. The Foreign Owned Subsidiaries have the sole discretion to determine the amounts of the service fees.

During the term of exclusive business cooperation agreement, both the Foreign Owned Subsidiaries and the VIE Companies shall renew their operation terms prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either the Foreign Owned Subsidiaries or the VIE Companies, if the application for renewal of their operation terms is not approved by relevant government authorities. In addition, the shareholders of VIE Companies have granted an irrevocable and exclusive option to the Foreign Owned Subsidiaries to purchase any or all of the assets and businesses of the VIE Companies at the lowest price permitted under PRC law.

The agreement may be terminated only at the option of the Foreign Owned Subsidiaries and the VIE Companies have no authority to terminate the exclusive business cooperation agreement.

•                  Agreements that provide the Foreign Owned Subsidiaries with the option to purchase the Equity Interest in the VIE Companies

Loan Agreements Under loan agreements between FOS and each of the shareholders of the respective VIE companies, FOS made interest-free loans to the shareholders of exclusively for the purpose of the initial capitalization and the subsequent financial needs of the VIE companies. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in VIE companies to FOS or its designated representatives pursuant to the equity option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to FOS. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in VIE companies and FOS elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with the VIE Companies and their current shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•                  Revoke the business and operating licenses of the Foreign Owned Subsidiaries and the VIE Companies;

•                  Discontinue or restrict the operations of any related-party transactions among the Foreign Owned Subsidiaries and the VIE Companies;

•                  Impose fines or other requirements on the Foreign Owned Subsidiaries and the VIE Companies;

•                  Require the Company or the Foreign Owned Subsidiaries and the VIE Companies to revise the relevant ownership structure or restructure operations; and/or

•                  Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China.

•                  Shutting down the Company’s servers or blocking the Company’s online platform;

•                  Discontinuing or placing restrictions or onerous conditions on the Company’s operations; and/or

•                  Requiring the Company to undergo a costly and disruptive restructuring.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate VIE Companies in its consolidated financial statements as it may lose the ability to exert effective control over VIE Companies and their shareholders, and it may lose the ability to receive economic benefits from VIE Companies.

The interests of the shareholders of VIE Companies may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE Companies not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIE Companies will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of VIE Companies may encounter in its capacity as beneficial owners and directors of the VIE Companies, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of  VIE Companies will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE Companies should they act to the detriment of the Company. The Company relies on certain current shareholders of the VIE Companies to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE Companies, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Risks in relation to the VIE structure — continued

The following financial statement amounts and balances of the VIE Companies were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Assets
Cash and cash equivalents	144,535	433,510	62,438
Restricted cash	453,230	1,114,805	160,565
Accounts receivable	82,993	23,838	3,433
Prepaid expenses and other assets	234,204	398,675	57,421
Amounts due from related parties	86,889	1,678	242
Held-to-maturity investments	30,000	—	—
Available-for-sale investments	—	498,000	71,727
Property, equipment and software, net	4,392	4,427	638
Deferred tax assets	175,862	436,402	62,855

Total assets	1,212,105	2,911,335	419,319

Liabilities
Accounts payable	4,499	13,544	1,951
Amounts due to related parties	3,426	6,907	995
Liabilities from quality assurance program	546,332	1,471,000	211,868
Deferred revenue	117,484	164,318	23,667
Accrued expenses and other liabilities	244,438	507,890	73,151

Total liabilities	916,179	2,163,659	311,632

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
Net revenue	196,525	1,316,761	3,237,768	466,336
Net (loss)/income	(27,708)	465,679	1,445,081	208,135

	For the years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
Net cash (used in)/provided by operating activities	(227,041)	812,496	2,415,204	347,862
Net cash used in investing activities	(3,577)	(35,486)	(471,321)	(67,884)

In accordance with the VIE contractual arrangements, the Foreign Owned Subsidiaries have the power to direct activities of the VIE Companies, and can have assets transferred out of the VIE Companies. There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 14 for disclosure of restricted net assets.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Consolidated Assets Backed Financing Entities

As part of the Group’s strategy to expand its investor base from individual investors to institutional investors, in October 2015, the Company established a business relationship with a trust, or Trust No.1, under which the Trust No.1 invested in loans through the Company’s online marketplace using funds received from its investors. The Trust No.1 is administered by a third-party state-owned trust company (“the trust company”), which acts as the trustee, for the purposes of providing returns to its sole beneficiary through extending loans up to an aggregate principal amount of RMB250.0 million to borrowers recommended by the Company. The Trust No.1’s settlor and sole beneficiary is Fengsheng Private Investment Fund No.1 (“Fund No.1”), which is managed by Zhe Hao Shanghai Asset Management Company, or Zhe Hao, an affiliate of CreditEase.

In April 2016, Zhe Hao, on behalf of the Fund No.1, transferred Fund No.1’s entire beneficial rights in the Trust No.1 (“the Beneficial Right Asset”) to China International Capital Corporation Limited (the “SPV Manager”), who created a Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan (the “ABS plan”) to host the Beneficial Right Asset. Such ABS plan was issued and listed on the Shenzhen Stock Exchange in April 2016. The Group purchased RMB47.5 million (US$6.8 million) Senior A Tranche securities, representing 19% of total securities issued by the ABS plan. Puxin Hengye purchased all subordinated securities amounted to RMB25.0 million (US$3.6 million) and two funds which were set up and managed by Zhe Hao purchased various tranches of securities amounted to RMB67.5 million (US$9.7 million), representing 10% and 27% of the total price of securities issued, respectively.

In July 2016, the Company established a business relationship with another trust, or Trust No.2, which is of the similar structure to Trust No.1 described above. Trust No.2 is administered by the trust company, with CreditEase Wealth Consumer Credit Investment Fund (“Fund No.2”) managed by Zhe Hao as its settlor and sole beneficiary. The Trust No.2 invested in an aggregate of RMB300.0 million (US$43.2 million) in loans through the Company’s online marketplace using the funds raised by its sole beneficiary from ultimate investors, including RMB30.0 million (US$4.3 million) invested by Heng Cheng, one of the VIE companies, and RMB33.4 million (US$4.8 million) invested by Shenzhen CreditEase Commercial Factoring Co., Ltd., an affiliate of CreditEase.

As part of the above arrangements, the Company provides loan facilitation and post-origination services to the Trusts, and also provides certain level of guarantee in the form of a security fund set up for the Trusts. The Company pays a security deposit in the amount of 6% and 7% of the total loan principal to the Trust No.1 and the Trust No.2, respectively, to protect the Trusts from potential losses from loan default. The Company’s liability is capped at the initial cash set in the fund. When a default occurs, the Trusts will use cash from the security fund to cover the defaulted amount. When the Trusts are dissolved, if the amount of payouts is within 20% of the cash set aside in the security fund, the remainder of the security fund will be returned to the Company. Otherwise, the remainder of the security fund will become part of the Trusts’ assets subject to distribution.

The Company holds significant variable interest in Trust No.1 and Trust No.2 through the transaction fee charged and guarantee provided in the form of security deposit. The Company also holds significant variable interest in the ABS plan and the Fund No.2 through direct investment. Through the transaction fees, deposit, and direct investment, the Company has the right to receive benefits from the ABFE that could potentially be significant to the ABFE.

The Company also has power to direct the activities that are most significantly impact economic performance of the ABFE by providing the loan servicing and default loan collection services of the two trusts.

Accordingly, the Company is considered the primary beneficiary of the ABFE and has consolidated the ABFE’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

The assets of the ABFE are not available to creditors of the Company. In addition, the investors of the ABFE have no recourse against the assets of the Company.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Consolidated Assets Backed Financing Entities — continued

The following financial statement amounts and balances of the Consolidated ABFE were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Assets
Restricted cash	30,735	103,481	14,904
Prepaid expenses and other assets	1,376	1,056	152
Loans at fair value	221,268	371,033	53,440
Held-to-maturity investments	—	4,896	705

Total assets	253,379	480,466	69,201

Liabilities
Accounts payable	—	147	21
Payable to investors at fair value	252,907	418,686	60,303
Accrued expenses and other liabilities	713	2,895	417

Total liabilities	253,620	421,728	60,741

	For the year ended December 31,
	2015	2016	2016
	RMB	RMB	USD
Net revenue	—	—	—
Net loss	11,333	19,735	2,842

	For the year ended December 31,
	2015	2016	2016
	RMB	RMB	USD
Net cash provided by operating activities	17,984	6,591	949
Net cash used in investing activities	(237,009)	(169,680)	(24,439)
Net cash provided by financing activities	250,000	157,121	22,630

All assets of Consolidated ABFE are collateral for ABFE’s obligations and can only be used to settle the ABFE’s obligations.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements are estimates and judgments applied in multiple-element revenue recognition, contingent liabilities of quality assurance program, fair value measurement of quality assurance program, loans at fair value, payable to investors at fair value, available-for-sale investments, share-based compensation and income tax.

Revenue recognition

The Group provides services as an online marketplace connecting borrowers and investors. The three major deliverables provided are loan facilitation services, quality assurance program, and post-origination services (e.g. automated investing tool, cash processing, collection and SMS services).

The Group charges fees for facilitating loan originations, for the automated investing tool to investors opting for that service, and for monthly service (covering cash processing services, collection services and SMS services), while for those who do not opt for automated investing tool, the Group charges fees for facilitating loan originations and for monthly service (covering cash processing services, collection services and SMS services) (collectively as “non-contingent fees”). The Group also receives fees contingent on future events (e.g., penalty fee for loan prepayment and late payment, fee for transferring loans over the secondary loan market, and other service fees, etc.).

In order to be more competitive by providing a certain level of assurance to the investors, the Group reimburses the loan principal and interest to the investor in case of borrower’s default and then collects the amounts either from borrowers through its collection team or a guarantee company.

After August 2013, the Group introduced a guarantee arrangement with a guarantee company, under which the guarantee company provided guarantee service to the investors (“guarantee model”). The guarantee company charged the investors at a rate of 10% based on monthly interest on loans as servicing fee, which was to be collected by the Group on behalf of the guarantee company and no longer recorded these amounts as revenue.

Starting from January 1, 2015, the Group terminated the relationship with the guarantee company, and launched a new investor protection service in the form of a financial guarantee called the quality assurance program. If a loan originated on or after January 1, 2015 defaults, the Group guarantees the principal and accrued interest repayment of the defaulted loan up to the balance of the quality assurance program on a portfolio basis. The quality assurance program being set aside equals 6%-7% of the total loan facilitation amount. The Group reserves the right to revise the percentage upwards or downwards as a result of the Group’s continuing evaluation of factors such as market dynamics as well as of its product lines, profitability and cash position.

In October 2016, the Group launched a new program named “Top-up Program” to facilitate a new loan for a qualified borrower to payback his or her existing loan. This arrangement is accounted for as an extinguishment of the existing loan with a simultaneous facilitation of a new loan. Top-up Program is a service provided to qualified borrowers to enhance customer experience and serve their lifetime credit needs. The fee structure of loans facilitated under the Top-up program is the same as other loan products except that the Group offers a credit of upfront fee of the existing loan to encourage the acceptance of the new loan, which is considered as a cash incentive provided to the borrower and recorded as a reduction to revenue.

Multiple element revenue recognition

The Group considers the loan facilitation services, the quality assurance program and post-origination services as a multiple deliverable revenue arrangement and the lenders are regarded as the sole customer. The Group has concluded that although it does not sell those services independently, all three deliverables have standalone value as others do sell them independently in the market and they have value to the customer independently. Thus, all non-contingent fees are allocated among these three deliverables. Under the guarantee model, the total fees are allocated based upon the relative selling price of the loan facilitation services and post origination services.

The Group allocates non-contingent fees to be received consistent with the guidance in ASC 605-25. It first allocates the amount equal to the fair value of the stand-ready liability from the quality assurance program. Then the remaining fees are allocated to the loan facilitation services and post-origination services using their relative estimated selling prices.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Multiple element revenue recognition — continued

The Group did not recognize revenue for the quality assurance program, as it considered that netting the changes in the guarantee with the revenue was more representative of the Group’s obligation. No separate guarantee revenue or guarantee provision expense had been recognized in the Consolidated Statement of Operations.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Revenue from loan facilitation services

Prior to the end of 2014, the aforementioned four criteria for revenue recognition were met upon completion of the loan facilitation services. The Group recognized 100% of the transaction fee as revenue and recorded no allowance for the uncollectible accounts, as all the transaction fees in relation to loans facilitated before December 31, 2014 were guaranteed by Tian Da Xin An . Starting from first quarter of 2015, the Group recognizes the cash received that is allocated to loan facilitation services as revenue upon completion of the related service. Cash received as upfront fees is allocated first to the quality assurance program and then to loan facilitation services and post-origination services based on their relative selling prices. For fees that are partially refundable to the borrowers, the revenue is not recognized until the fees become non-refundable.

Revenue from post-origination services

The fees collected upfront allocated to post-origination services are deferred and recognized over the period of the loan on a straight line basis.

Other revenue

Other revenue includes penalty fee for loan prepayment (for loans originated before December 31, 2014) and late payment, one-time fees for transferring loans over the secondary loan market, and fee for providing borrower acquisition and referral services. The penalty fee, which are fees paid to the investors that are assigned to us by the investors, will be received as a certain percentage of past due amounts in case of late payment or a certain percentage of interest over the prepaid principal loan amount in case of prepayment.

Cash incentives and Yiren coins membership reward program

To expand its market presence, every now and then the Group provides cash incentives to investors. Each individual incentive program only lasts for a week or a few weeks. During the relevant incentive program period, the Group sets certain thresholds for the investor to qualify to enjoy the cash incentive. When qualified investment is made, the cash payment is provided to the investor as a percentage of the investment amount. The cash incentives provided are accounted for as reduction of revenue in accordance with ASC subtopic 605-50.

The Group has also established a membership reward program wherein investors can earn Yiren coins when purchase made on the Group’s platforms reached a certain amount. Yiren coins can be used in connection with subsequent purchases. The expiry dates of these Yiren coins vary based on different individual promotional programs, which are generally ranged from three months to two years period. The Group accrues liabilities for the estimated value of the Yiren coins that are expected to be used, which are based on all outstanding Yiren coins related to prior purchases at the end of each reporting period, as it does not currently have sufficient historical data to reasonably estimate the usage rate of these Yiren coins. These liabilities reflect management’s best estimate of the cost of future usages. As of December 31, 2015 and 2016, the Group recorded accrued expenses related to Yiren coins earned from prior purchases of RMB29,510 and RMB 39,273, respectively, with corresponding entry in sales and marketing expenses.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Liabilities from quality assurance program

Under the quality assurance program model, at the inception of each loan, the Group recognizes a stand-ready liability as the fair value of the quality assurance program in accordance with ASC 460.

Subsequent to the inception of the loan, the stand-ready liability initially recognized would typically be reduced (by a credit to earnings) as the Group is released from risk under the guarantee either through expiry or performance. The Group also recognizes contingent liability under ASC 450 on a portfolio basis, which results in the recognition of expenses in earnings. The Group tracks its stand-ready liability on a loan-by-loan basis to monitor the expiration. When the Group releases the stand-ready liability through performance of the guarantee (by making payments on defaulted loans), it recognizes revenue along with the loss on defaulted loans. Revenue from releasing of stand-ready liability and expenses from recognition of contingent liability related to the quality assurance program are presented on a net basis in the income statement. On a portfolio basis, when the aggregate contingent liability required to be recognized under ASC 450 exceeds the quality assurance program liability balance, the Group will record the excess as expense.

The fair value of the stand-ready liability associated with the quality assurance program recorded at the inception of the loan was estimated using a discounted cash flow model to its expected net payouts from the quality assurance program, and also by incorporating a markup margin. The Group estimates its expected future net payouts based on its current product mix as well as its estimates of expected net charge-off rates and expected collection rates and a discount rate. The expected future cash net payout is capped at the restricted cash balance of the quality assurance program. In the fourth quarter of 2015, in order to continue to attract new and retain existing investors and to remain consistent with the current industry practice in China, the Group set aside more cash in the quality assurance program from the fourth quarter of 2015, based on its current business intention but not legal obligation, so that the balance in the quality assurance program is enough to cover the expected net payouts.

The Group estimated the expected net charge-off rates of the loan facilitated as the weighted average of the expected net charge-off rates of loan Grade A, B, C and D. The Group developed the expected net charge-off rates based on the Group’s historical experience. Grade B and C loans have credit risks higher than Grade A but lower than Grade D.

In the third quarter of 2016, the Company recognized an expense of RMB 81.3 million for contingent liability related to an organized fraud incident concerning one type of the Company’s FastTrack loan products, which was first detected in July 2016.

The movement of liability from quality assurance program during the year ended December 31, 2016 is as follows:

As of January 1, 2016	546,332
Provision at the inception of new loans (Note)	1,598,238
Provision for fraud incident	81,263
Net payment	(754,833)

As of December 31, 2016	1,471,000

Note:      Amount represents cash received on non-contingent fees allocated to the stand-ready liability for loans generated during the year.

As of December 31, 2015 and 2016, the maximum potential undiscounted future net payment the Group would be required to make was RMB453,230 and RMB1,114,805, respectively, which took into account of the amount set aside by the Group in the restricted cash balance of the quality assurance program.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Fair value option

The Company has elected the fair value option for the assets and liabilities of the Consolidated ABFE that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. See Note 4 for further disclosure on financial instruments of the Consolidated ABFE for which the fair value option has been elected.

Fair value of financial instruments

Fair value of loans and payable to investors at fair value

The Company has elected fair value accounting for loans and related payable to investors. Changes in the fair value of loans for the period are recorded as fair value adjustments. The Company estimates the fair value of loans using a discounted cash flow valuation methodology. The fair valuation methodology considers projected prepayments and net charge off to project future losses and net cash flows on loans.

The Company has adopted the measurement alternative included in ASU 2014-13 - the collateralized financing entity (“CFE”) guidance, pursuant to which, the Company measures both the financial assets and financial liabilities of the Consolidated ABFE in its consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. The Company believes the fair value of the financial assets of the Consolidated ABFE is more observable than the fair value of the financial liability of the Consolidated ABFE. As a result, the loans of the Consolidated ABFE are measured at fair value and the payable to investors is measured in consolidation as: (i) the sum of the fair value of the loans and the carrying value of any non-financial assets that are incidental to the operations of the Consolidated ABFE less (ii) the sum of the fair value of loan default loss borne by the Company through the security deposit. The resulting amount is allocated to the individual financial liabilities (other than the beneficial interest retained by the Company) using a reasonable and consistent methodology. Under the measurement alternative, the Company’s consolidated net income reflects the Company’s own economic interests in the Consolidated ABFE including changes in the fair value of the beneficial interests retained by the Company.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Restricted cash

Restricted cash represents: (i) cash in quality assurance program which is managed by the Group through a restricted bank account; (ii) cash held by the Consolidated ABFE through a segregated bank account which is not available to fund the general liquidity needs of the Company.

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

With the termination of the guarantee contract in relation to loan facilitated on or after January 1, 2015 with Tian Da Xin An, the Group does not record additional accounts receivable associated with uncollected transaction and service fees from borrowers and investors during the years ended December 31, 2015 and 2016, and no allowance is recorded on the balance sheet as of December 31, 2015 and 2016.

Investment

Investments are classified as trading, held-to-maturity or available-for-sale.

Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings.

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the security to maturity, and are recorded at amortized cost.

Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) . Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

The Group reviews its held-to-maturity and available-for-sale investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the issuers.

If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

Property, equipment and software, net

Property, equipment and software consists of computer and transmission equipment, furniture and office equipment, software, and leasehold improvements, which are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	5 years
Software	5 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives

Gains and losses from the disposal of property, equipment and software are included in non-operating income, net.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loan.

Share-based compensation

All share-based awards to employees and directors, such as stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expenses on an accelerated basis during the vesting period with a corresponding impact reflected in additional paid-in capital. Share-based compensation expense is classified in the consolidated statement of operations based upon the job functions of the grantees.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ, or are expected to differ, from those estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods. The Group uses historical data to estimate pre-vesting option and records share-based compensation expense only for those awards that are expected to vest.

According to Issue 21 of EITF Issue 00-231, the awards granted to employees of CreditEase, the parent company and other subsidiaries in the consolidated group of the parent company should be recognized as a deemed dividend from the Group to the parent company at the fair value as of the grant date. Share-based compensation, net of forfeitures, is recognized as a deemed dividend to parent company on an accelerated basis during the vesting period with a corresponding impact reflected in additional paid-in capital.

Share-based awards to non-employees are measured based on the fair value at the earlier of the performance commitment date or the date at which the non-employee’s performance is complete (hereafter referred to as the measurement date). The Group recognizes the compensation cost using the graded vesting attribution method.

Share-based compensation awards which require the issuance of a variable number of shares to settle a fixed monetary amount are accounted for as liabilities.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2014, 2015 and 2016, respectively.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% or 3%, depending on whether the entity is a general tax payer or small-scale taxpayer, and related surcharges on revenue generated from providing services. VAT is also reported as a deduction to revenue when incurred and amounted to RMB11,526, RMB121,673 and RMB314,727 for the years ended December 31, 2014, 2015 and 2016, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the face of balance sheet.

1  Although Issue 00-23 has also been nullified, the guidance in Issue 21 of EITF Issue 00-23 remains applicable by analogy since it is the only available guidance on accounting for these awards.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Net income/ (loss) per share

Basic net income/ (loss) per share is computed by dividing net income/ (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted net income/ (loss) per share is calculated by dividing net income/ (loss) attributable to ordinary shareholders, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include shares issuable upon the vesting of restricted share units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be antidilutive.

Foreign Currency Translation and change in reporting currency

The reporting currency of the Company is Renminbi (“RMB”). The functional currency of the Company is the US dollar (“US$”). The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where the local currency is the functional currency.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of other income.

The financial statements of the Group are translated from the functional currency into reporting currency. Assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated at the appropriate historical rates. Revenues, expenses, gains and losses are translated using the periodic average exchange rates. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

Starting from the second quarter of 2016, the Company changed its reporting currency from US$ to RMB. The change in reporting currency was undertaken to better report the Company’s performance given the location of its operations are principally in China and to improve the comparability of the Company’s financial results with other publicly traded companies in the industry in China. The related financial statements prior to April 1, 2016 have been recast to RMB as if the financial statements originally had been presented in RMB since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation adjustment to the Group’s comprehensive income were nil, a gain of RMB101 and RMB29,356 for the years ended December 31, 2014, 2015 and 2016 respectively.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9430 on December 30, 2016, the last business day in fiscal year 2016, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB347,506 and RMB564,240 at December 31, 2015 and 2016, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other assets, loans at fair value, amounts due from related parties, held-to-maturity investments, and available-for-sale investments. As of December 31, 2016, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31, 2016.

There are no customers of the Group that accounted for greater than 10% of the Group’s carrying amount of accounts receivable as of December 31, 2015 and 2016.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

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

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company plans to adopt this guidance on January 1, 2018, and continues to evaluate the impact of adopting under the modified retrospective adoption versus the full retrospective method. The Company is currently in the process of determining the impact of the new revenue recognition guidance on its revenue transactions, including any impacts on associated processes, systems, and internal controls. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Significant risks and uncertainties — continued

Recent accounting pronouncements— continued

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is currently evaluating the impact of the adoption of ASU No. 2016-02 will have on its consolidated financial statements, but the Group expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

In March, 2016, the FASB issued a new pronouncement ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting, which affects all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. The amendments eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Earlier application is permitted. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In March, 2016, the FASB issued a new pronouncement ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In June, 2016, the FASB issued a new pronouncement ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In August, 2016, the FASB issued a new pronouncement ASU 2016-15, which amends the guidance in ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of the ASU is to reduce the diversity in practice that has resulted from the lack of consistent principles on this topic. The ASU’s amendments add or clarify guidance on eight cash flow issues:

• Debt prepayment or debt extinguishment costs.

• Settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing.

• Contingent consideration payments made after a business combination.

• Proceeds from the settlement of insurance claims.

• Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies.

• Distributions received from equity method investees.

• Beneficial interests in securitization transactions.

• Separately identifiable cash flows and application of the predominance principle.

For public business entities, the guidance in the ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for all entities. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In October, 2016, the FASB issued a new pronouncement, ASU 2016-16, which removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU, which is part of the Board’s simplification initiative, is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. For public business entities, the ASU is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted for all entities as of the beginning of a fiscal year for which neither the annual or interim (if applicable) financial statements have been issued or made available for issuance. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In October, 2016, the FASB issued a new pronouncement, ASU 2016-17, which amends the guidance in U.S. GAAP on related parties that are under common control. Specifically, the new ASU requires that a single decision maker consider indirect interests held by related parties under common control on a proportionate basis in a manner consistent with its evaluation of indirect interests held through other related parties. That is, the single decision maker does not consider indirect interests held through related parties as equivalent to direct interests in determining whether it meets the economics criterion to be a primary beneficiary. The ASU does not change the need for a single decision that has determined that it individually does not meet the criterion to be a primary beneficiary to then evaluate whether the related-party group meets these conditions and, if so, to determine whether the single decision maker is the party most closely associated with the variable interest entity in the related-party group. For public business entities, the guidance in ASU 2016-17 is effective for annual periods beginning on or after December 15, 2016, including interim and annual periods. Entities that have not yet adopted ASU 2015-02 are required to adopt the guidance in ASU 2016-17 at the same time they adopt the amendments in ASU 2015-02. All entities are allowed to early adopt the new guidance and may do so in an interim period. The Company early adopted ASU 2016-17 and believes there is no material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Group elected to early adopt this guidance on a retrospective basis and have applied the changes to the consolidated statements of cash flows as of December 31, 2014, December 31, 2015 and December 31, 2016.

In January, 2017, the FASB issued a new pronouncement, ASU 2017-01, which clarifies the definition of a business in ASC 805. The amendments in the ASU are intended to make application of the guidance more consistent and cost-efficient.

The ASU narrows the definition of a business and provide a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. Specifically, the ASU:

• Provides a “screen” for determining when a set is not a business.

• Specifies that if the screen’s threshold is not met, a set cannot be considered a business unless it includes an input and a substantive process that together significantly contribute to the ability to create outputs.

• Narrows the definition of the term “output” to be consistent with the description of outputs in ASC 606.

For public business entities, the ASU is effective for annual periods beginning after December 15, 2017, including interim periods therein. Early adoption is permitted. The ASU must be applied prospectively on or after the effective date. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In January, 2017, the FASB issued a new pronouncement, ASU 2017-04, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, the ASU clarifies the requirements for excluding and allocating foreign currency translation adjustments to reporting units in connection with an entity’s testing of reporting units for goodwill impairment. The ASU also clarifies that an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. For public business entities that are SEC filers, the ASU is effective prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

3.	PREPAID EXPENSE AND OTHER ASSETS

	December 31, 2015	December 31, 2016
	RMB	RMB
Funds receivable from external payment network providers (i)	197,904	306,758
Prepaid VAT and surcharge tax	27,536	86,767
Tax refund receivable (ii)	—	47,338
Prepaid expense	14,354	10,540
Others	6,929	15,360
Total	246,723	466,763

(i)              The Company opened accounts with external online payment service providers to collect and transfer loan funds and interest to investors or borrowers, repay and collect the default loan principal and interest, then transfer to the bank accounts of China Guangfa Bank. The Company also uses such accounts to collect the transaction fee and service fee. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of transaction fee, service fee received at the balance sheet date.

(ii)           Yi Ren Heng Ye was recognized as a Software Enterprise and thereby entitled to enjoy full exemption from EIT for two years since the first year of profit, i.e., 2015 and 2016. The income tax of RMB47 millions already paid for 2016 was recognized as tax refund receivable upon the confirmation of the tax exemption status in 2016.

4.        FAIR VALUE OF ASSETS AND LIABILITIES

For a description of the fair value hierarchy and the Company’s fair value methodologies, see “Note 2 — Summary of Significant Accounting Policies.” The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2014, 2015, and 2016.

Assets and Liabilities Recorded at Fair Value

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2015	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	846,120	—	—	846,120
Loans at fair value	—	—	221,268	221,268
Total Assets	846,120	—	221,268	1,067,388
Liabilities
Payable to investors at fair value	—	—	252,907	252,907
Total Liabilities	—	—	252,907	252,907

December 31, 2016	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	968,225	—	—	968,225
Loans at fair value	—	—	371,033	371,033
Available-for-sale investments	—	1,158,000	—	1,158,000
Total Assets	968,225	1,158,000	371,033	2,497,258
Liabilities
Payable to investors at fair value	—	—	418,686	418,686
Total Liabilities	—	—	418,686	418,686

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

4	FAIR VALUE OF ASSETS AND LIABILITIES— continued

Assets and Liabilities Recorded at Fair Value — continued

In accordance with ASC 820, the Company measures available-for-sale investments at fair value on a recurring basis. The fair values of the Company’s available-for-sale investments are determined based on the discounted cash flow model using the discount curve of market interest rates.

As the Company’s loans and related payable to investors do not trade in an active market with readily observable prices, the Company uses discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these assets and liabilities, including discount rate, default and recovery rates, and prepayment rates. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. As of December 31, 2015 and 2016, due to the adoption of ASU 2014-13 (see Note 2), the payable to investors of the Consolidated ABFE was measured on the basis of the fair value of the loans of the Consolidated ABFE as the loans were determined to be more observable.

Significant Unobservable Inputs

		December 31, 2015	December 31, 2016
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted- Average	Weighted- Average
Loans and payable to investors	Discount rates	12.0%	12.0%
	Net cumulative expected loss rates (1)	7.9%	7.6% - 7.9%
	Cumulative prepayment rates (2)	7.4%	13.2%

(1) Expressed as a percentage of the loan volume.

(2) Expressed as a percentage of remaining principal of loans.

The above inputs in isolation can cause significant increases or decreases in fair value. Specifically, increases in the discount rate can significantly lower the fair value of loans; conversely a decrease in the discount rate can significantly increase the fair value of loans. The discount rate is determined based on the market rates.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

4.	FAIR VALUE OF ASSETS AND LIABILITIES— continued

Significant Unobservable Inputs— continued

The following table presents additional information about Level 3 loans, payable to investors measured at fair value on a recurring basis for the years ended December 31, 2015 and 2016.

	Loans	Payable to investors
	RMB	RMB
Balance at December 31, 2014	—	—
Purchases of loans	247,434	—
Initial contribution	—	250,000
Collection of principal	(10,425)	—
Interest and penalties received	—	4,516
Deductibles expenses associated with the Consolidated ABFE operating	—	(714)
Change in fair value	(15,741)	(895)

Balance at December 31, 2015	221,268	252,907
Purchases of loans	299,956	—
Initial contribution	—	270,000
Collection of principal	(135,172)	—
Interest and penalties received	—	30,342
Deductibles expenses associated with the Consolidated ABFE operating	—	(5,518)
Principal and interest payments to the Fund No.1	—	(263,054)
Issuances of Asset Backed Special Plan	—	202,500
Principal and interest payments to Asset Backed Special Plan investors	—	(69,695)
Change in fair value	(15,019)	1,204

Balance at December 31, 2016	371,033	418,686

Financial Instruments Not Recorded at Fair Value

Financial instruments, including restricted cash, accounts receivable, accounts payable, held-to-maturity investments and amounts due from/to related parties are not recorded at fair value. The fair values of these financial instruments are approximate their carrying value reported in the consolidated balance sheets due to the short term nature of these assets and liabilities.

5.	INVESTMENTS

As of December 2016, the Company’s held-to-maturity investments consisted of fixed income products and wealth management product that have stated maturity within one year. The Company measured the held-to maturity investments at amortized cost which approximate to its fair value, with no gross unrecognized holding gain or loss.

As of December 2016, the Company’s available-for-sale investments consisted of wealth management products that have flexible holding horizon. The Company measured the available-for-sale investments at fair value, with changes in fair value deferred in other comprehensive income. Changes in fair value of the available-for-sale investments, net of tax, for the years ended December 31, 2015 and 2016 were nil, recorded in the other comprehensive income.

Interest income of investments of nil, RMB846 and RMB7,593 were recognized in the consolidated statements of operations for the years ended December 31, 2014, 2015and 2016, respectively.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

6.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31, 2015	December 31, 2016
	RMB	RMB
Computer and transmission equipment	17,509	37,582
Furniture and office equipment	258	2,410
Leasehold improvements	998	6,312
Software	2,063	3,547
Total property, equipment and software	20,828	49,851
Accumulated depreciation and amortization	4,645	14,348
Property, equipment and software, net	16,183	35,503

Depreciation and amortization expense on property, equipment and software for the years ended December 31, 2014, 2015 and 2016 were RMB1,140, RMB3,635 and RMB10,609, respectively.

7.	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31, 2015	December 31, 2016
	RMB	RMB
Accrued payroll and welfare	18,589	35,470
Tax payable	190,393	406,698
Accrued IPO related expense	22,087	—
Accrued customer incentives and Yiren coins	35,633	54,731
Accrued advertisement expense	12,677	55,463
Other accrued expenses	8,792	11,803
Total accrued expenses and other current liabilities	288,171	564,165

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Prior to establishment of the Company and the transfer of Yirendai Business, Yirendai Business was carried out by various subsidiaries and variable interest entities of CreditEase. These CreditEase affiliated entities provided the Yirendai Business with origination and servicing, sales and marketing, general and administrative services. The Group recorded expenses of the above services on an allocation basis for the purpose of preparing the accompanying consolidated financial statements. After the transfer of Yirendai Business into the Group, the Group entered into a series of reorganization agreements with CreditEase that governed the relationship between CreditEase and the Group and provided for, among other things, the provision of services by CreditEase to the Group and the allocation of liabilities and obligations attributable or related to periods or events prior to and in connection with IPO. These service transactions between the Group and CreditEase are herein referred to as related party transactions.

The Yirendai Business has operated within CreditEase’s corporate cash management program before the completion of the reorganization. For purposes of presentation in the consolidated statements of cash flows, cash support from CreditEase is presented as cash contribution from owner, please refer to Note 1 for details.

The Group accounts for such related party transactions based on the series of reorganization agreements prior to the completion of reorganization and various services agreements after the completion of reorganization and reflects for all periods presented herein. Below summarizes the relationship with entities in CreditEase, and their nature of services provided to the Yirendai Business. Since the carve-out of Yirendai Business from CreditEase has been completed in March 2015, the cost and expense from CreditEase for such services were accounted as allocation cost for 2014 and as transaction service fee for 2015 and 2016.

The following table presents information about cost and expense from CreditEase for such services for the years ended December 31, 2014, 2015 and 2016, which will be continuously provided by CreditEase:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Collection service	333	3,377	11,895
Acquisition and referral service	75,969	405,085	818,678
System support service	10,440	26,102	72,023
Credit assessment service	12,217	7,366	9,140

Total cost and expense	98,959	441,930	911,736

Besides, the Group also provides borrower acquisition and referral services to CreditEase Puhui from April 1, 2015. The borrowers’ acquisition and referral revenue amounted to RMB2,962 and RMB1,931 for the years ended December 31, 2015 and 2016, respectively.

From August 2013 to December 2014, Yirendai Business worked with Tian Da Xin An, a subsidiary of consolidated VIEs of CreditEase, by introducing Tian Da Xin An as the guarantor in the loan facilitation agreements. Under such agreements, Tian Da Xin An guaranteed for the principal and interest paid to investors and for transaction fees paid to the Group in case of borrower default. Because Yirendai and Tian Da Xin An are under common control of CreditEase, Yirendai did not charge commission for referral business to Tian Da Xin An. Meanwhile, Tian Da Xin An did not charge guarantee fee for the guarantee service on transaction fee. As a result, no commission of referral or guarantee expense on the transaction fee was reflected in the accompanying financial statements. Starting from January 2015, the Group terminated the relationship with Tian Da Xin An and launched a new investor protection services to investors in the form of quality assurance program as discussed in Note 2.

In addition, the Group obtained a worldwide and royalty-free license from CreditEase to use its trademarks and used the proprietary systems developed by CreditEase free of charge.

CreditEase transferred assets and liabilities of Yirendai business to the Group in the first quarter of 2015 as discussed in Note 1.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

8.	RELATED PARTY BALANCES AND TRANSACTIONS — continued

The table below sets forth major related parties and their relationships with the Group:

Company name	Relationship with the Group	Major transaction with the Group
CreditEase Huimin Investment Management (Beijing) Co., Ltd. (“CreditEase Huimin”)	Consolidated VIE of CreditEase	Receipts on behalf of the Group for transaction fees and service fees through external payment network

Tian Da Xin An	Subsidiary of consolidated VIE of CreditEase	Guarantee services

Pucheng Credit Assessment and Management (Beijing) Co., Ltd. (“Pucheng Credit”)	Consolidated VIE of CreditEase	Credit assessment and collection services

CreditEase Puhui	Consolidated VIE of CreditEase	Borrower acquisition and referral services to/from the Group

Puxin Hengye Technology Development (Beijing) Co., Ltd. (“Puxin Hengye”)	Subsidiary of CreditEase	System support services

CreditEase Zhuoyue Wealth Investment & Management (Beijing) Co., Ltd. (“CreditEase Zhuoyue”)	Consolidated VIE of CreditEase	Investor acquisition and referral services

Beijing Zhicheng Credit Service Co., Ltd. (“Beijing Zhicheng”)	Consolidated VIE of CreditEase	Identity verification services

CreditEase	Parent Company	Paid in capital and loan

Hainan CreditEase Puhui Small Loan Co., Ltd. (“Hainan CreditEase”)	Consolidated VIE of CreditEase	Collection of fee from customer on behalf of Heng Cheng

Details of related party balances as of December 31, 2014 and December 31, 2015 are as follows:

(i)	Amounts due from related parties

	December 31, 2015	December 31, 2016
	RMB	RMB
Tian Da Xin An (Note a)	20,774	1,677
CreditEase Huimin (Note b)	65,792	—
Beijing Zhicheng	104	—
CreditEase Zhuoyue	19	—
Hainan CreditEase	200	1
Total	86,889	1,678

(a)

Under the guarantee model, for providing the guarantee service to the investors on the principal and interest, Tian Da Xin An charges the investors at a rate of 10% based on monthly interest on loans as servicing fee, which is to be collected by the Group on behalf of the guarantee company. The Group pays the investors the principal and interest on loans that default, and collects the associated unpaid transaction fee in accordance with the guarantee arrangement from Tian Da Xin An (see Note 2, Revenue from loan facilitation services). The balance of amount due from Tian Da Xin An as of December 31, 2015 and 2016 represents the net amount of service fee payable and the receivable amount arising from guarantee service, including default principal and interest on loans as well as the associated default uncollectible transaction fee.

(b)

Amount due from CreditEase Huimin as of December 31, 2016 mainly represents the transaction fees and service fees received by CreditEase Huimin through the external payment network on behalf of the Group before the carve-out.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

8.	RELATED PARTY BALANCES AND TRANSACTIONS — continued

(ii)	Amounts due to related parties

	December 31, 2015	December 31, 2016
	RMB	RMB
CreditEase Puhui (Notes a and b)	3,413	5,351
Puxin Hengye (Note a)	242	3,264
Pucheng Credit (Note a)	13	1,149
Beijing Zhicheng	—	1,438
CreditEase Zhuoyue	—	407
Total	3,668	11,609

(a)

Amounts due to related parties represented the provision of credit assessment, collection, system support, identity verification, borrowers and investors acquisition and referral services by the related parties to Heng Cheng and Heng Ye as of December 31, 2016.

(b)

Since April 2015, the Group also provides borrower acquisition and referral service to CreditEase Puhui, receivables from CreditEase Puhui in relation to such service is netted off with amount due to CreditEase Puhui.

9.	INCOME TAXES

Yirendai is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Yirendai is not subject to tax on either income or capital gain.

Under the current Hong Kong Inland Revenue Ordinance, Yirendai HK is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Heng Ye was recognized as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2015 and 2016, and a 50% reduction for the subsequent three years. In addition, Heng Yu Da has been recognized as within encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15%. Yirendai’s other subsidiaries and consolidated VIEs established in the PRC are subject to income tax rate of 25%, according to the EIT Law. The Consolidated ABFE are not subject to income tax.

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

Since January 1, 2014, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2014 of the Group’s PRC subsidiaries and VIEs, remain subject to tax audits as of December 31, 2016, at the tax authority’s discretion.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

9.        INCOME TAXES — continued

Income tax expense/ (benefit) is comprised of the following:

	December 31, 2014	December 31, 2015	December 31, 2016
	RMB	RMB	RMB
Current tax	30	304,383	246,591
Deferred tax	—	(175,862)	(260,540)
Total	30	128,521	(13,949)

Reconciliation between the income tax at PRC statutory tax rate and income tax expense is as follows:

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016
	RMB	RMB	RMB
(Loss)/income before provision for income taxes	(27,678)	403,860	1,102,449
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	(6,919)	100,965	275,612
Non-deductible expenses	101	32,791	2,101
Research and Development Tax Credit	—	(5,309)	—
Effect of tax holiday and preferential tax rate	—	—	(265,545)
Effect of tax losses not recognized	6,848	—	165
Adjustment on current income tax of the previous periods (i)	—	—	(33,633)
Effect of different tax rates of subsidiaries operating in other jurisdictions	—	74	7,351
Income tax expense/ (benefit)	30	128,521	(13,949)

The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	—	—	265,545
The aggregate effect on basic and diluted net income per share:
- Basic	—	—	2.2458
- Diluted	—	—	2.2326

(i)	Adjustment on current income tax of the previous periods represented the adjustment according to final annual income tax filing of 2015 with the PRC tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	December 31, 2015	December 31, 2016
	RMB	RMB
Liabilities from quality assurance program	136,583	367,750
Deferred revenue	29,371	41,079
Accrued expenses	9,908	13,478
Security Deposit for trust arrangements	—	8,961
Others	—	5,134
Total	175,862	436,402

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2015 and 2016, no allowance has been recorded for the deferred tax assets.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

9.	INCOME TAXES — continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2014, 2015 and 2016. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2016.

Undistributed earnings of the Company’s PRC subsidiaries of approximately RMB980.0 million at December 31, 2016 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of RMB49.0 million to RMB98.0 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending upon whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Aggregate undistributed earnings of the Company’s VIE companies located in the PRC that are available for distribution to the Company were approximately RMB311.1 million as of December 31, 2016. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2016, the Group has not declared any dividends.

10.	SHARE-BASED COMPENSATION

Share incentive plan

In September 2015, the Company adopted the 2015 Share Incentive Plan (the “2015 Plan”), which permits the grant of three types of awards: options, restricted shares and restricted share units.  Persons eligible to participate in the 2015 Plan includes employees, directors and consultants of the company or any of affiliates, which include the Company’s parent company, subsidiaries and any entities in which the parent company or a subsidiary of the Company holds a substantial ownership interest. Under the 2015 plan, the maximum of 10,000,000 ordinary shares were reserved for issuance.

On July 1, 2016, the Company approved a grant of 4,034,100 restricted share units to directors and employees of the Group and CreditEase and its consolidated subsidiaries and VIEs under the 2015 Plan. Approximately 59.9% of the share awards were immediately vested and the rest is expected to be vested in various days up to four years. The grant date fair value of the awards was US$7.25 per ordinary share, which was determined based on the closing price of the Company’s ADSs on NYSE on July 1, 2016.

524,000 restricted share units were granted to directors and employees of the Group. The awards granted to the employees of the Group are recognized as share-based compensation expense and measured based on the fair value as of the grant date. The Company recognized compensation expenses in general and administrative expense of nil, nil and RMB17,223 for the years ended December 31, 2014, 2015 and 2016.

3,510,100 restricted share units were granted to employees of CreditEase and its consolidated subsidiaries and VIEs. The awards granted to employees of CreditEase and its subsidiaries were deemed dividend from the Company to Parent as the employees of CreditEase do not provide service directly related to the Company. The awards are measured based on the fair value as of the grant date. The amount recognized as deemed dividend were nil, nil and RMB124,210 for the years ended December 31, 2014, 2015 and 2016 respectively.

Restricted Share Units

The following table sets forth a summary of restricted share units activities:

	Number of Restricted Shares	Weighted-Average Grant-Date Fair Value
		US$
Outstanding at January 1, 2016	—	—
Granted	4,034,100	7.25
Vested	(2,512,300)	7.25
Forfeited	(74,600)	7.25
Outstanding at December 31, 2016	1,447,200	7.25

As of December 31, 2016, unrecognized compensation cost related to unvested awards granted to employees of the Group, adjusted for estimated forfeitures, was RMB8,384. This cost is expected to be recognized over 3.5 years on an accelerated basis.

As of December 31, 2016, unrecognized deemed dividend related to unvested awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs, adjusted for estimated forfeitures, was RMB43,095. Such deemed dividend will be recorded over 3.5 years on an accelerated basis.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

11.	NET (LOSS)/INCOME PER SHARE AND NET (LOSS)/INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table details the computation of the basic and diluted net (loss)/income per share:

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(27,708)	275,339	1,116,398
Denominator:
Weighted average number of ordinary shares outstanding, basic	100,000,000	100,652,055	118,240,414
Plus incremental weighted average ordinary shares from assumed vesting of restricted share units using the treasury stock method	—	—	696,668
Weighted average number of ordinary shares outstanding, diluted	100,000,000	100,652,055	118,937,082

Basic (loss)/income per share	(0.2771)	2.7356	9.4418
Diluted (loss)/income per share (i)	(0.2771)	2.7356	9.3865

(i)	No RSUs were excluded from the computation of diluted earnings per common share for 2014, 2015 and 2016 because their effect were dilutive.

12.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operation when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

All of the Group’s revenue for the years ended December 31, 2014, 2015 and 2016 were generated from the PRC.

As of December 31, 2015 and 2016, respectively, all of long-lived assets of the Group were located in the PRC.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(in thousands, except share and per share data)

13.	EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB40,311, RMB97,332 and RMB235,794 for the years ended December 31, 2014, 2015 and 2016, respectively.

14.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are required to make appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s PRC entities are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC entities. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2014, 2015 and 2016.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of December 31, 2015 and December 31, 2016, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB435,782, and RMB549,388, respectively (including the statutory reserve fund of RMB31,877 and RMB138,483 as of December 31, 2015 and 2016, respectively). As a result of the above restrictions, parent-only financials are presented on financial statement schedule 1.

15.	COMMITMENTS AND CONTINGENCIES

Operating lease as lessee

The Group leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2014, 2015 and 2016 were RMB6,488, RMB9,881, RMB22,835, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending	RMB
2017	22,104
2018	18,639
2019	1,054
2020	—
2021 and thereafter	—

Contingencies

In August, 2016, the Company and certain of the Company’s officers were named as defendants in two putative shareholder class action lawsuits filed in the United States District Court for the Central District of California. The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADSs between May 11, 2016 and August 24, 2016—alleges that the Company’s public press releases dated May 11, 2016 and August 9, 2016 contained misstatements or omissions relating to the Company’s experiencing an increasing amount of fraud related to customer application for loans and the potential negative impact that the Chinese government’s implementation of new anti-fraud regulations could have on the Company’s business. On November 29, 2016, the Court entered an order consolidating the cases and appointing lead plaintiffs and lead counsel for the consolidated case. On January 27, 2017, the lead plaintiffs filed their first amended complaint. On March 28, 2017, the Company filed a motion to dismiss the first amended complaint. As of this stage, it is not possible to predict, with a reasonable of certainty, the ultimate outcome. However, the Company believes the case is without merit, and the likelihood of a material outcome is remote. As of December 31, 2016, no losses with respect to this contingency were accrued.

16.	SUBSEQUENT EVENTS

In April 2017, Zhe Hao, on behalf of Fund No.2, entered into arrangements with Bohai International Trust Co.,Ltd (“Bohai Trust Company”), an independent third-party trust company which acts as the trustee. Pursuant to the agreements, Zhe Hao would transferred the entire beneficial rights in Trust No.2 (after deducting the benefit from Trust No.2 enjoyed by the Fund No.2 during the period prior to the transfer) (the “Beneficial Right Asset”) to Bohai Trust Company., and Bohai Trust Company created Bohai Trust • Zhong Yi Property Trust No.1 (“Zhong Yi Trust”) to host the Beneficial Right Asset. The transfer of beneficiary rights from Zhe Hao to Zhong Yi Trust was completed on April 5, 2017. On the same date, the Group purchased all subordinated beneficiary rights in Zhong Yi Trust amounted to RMB102.3 million (US$14.7million) representing 34% of the total price of securities issued by Zhong Yi Trust. Fund No.2 were subsequently liquidated, and principal and interests were distributed to its investors, including the Group, on April 18, 2017. The Group will continue to provide post origination services with respect to the underlying loan assets. The Group is currently evaluating the accounting treatment with respect to the transaction arrangement described above.

YIRENDAI LTD.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
Assets:
Cash and cash equivalents	430,635	394,505	56,821
Prepaid expenses and other assets	—	690	99
Amount due from a subsidiary	75,429	68,951	9,931
Held-to-maturity investments	—	34,021	4,900
Investments in subsidiaries and VIEs	499,171	1,645,630	237,021

Total assets	1,005,235	2,143,797	308,772
Liabilities:
Accrued expenses and other liabilities	28,293	3,878	559

Total liabilities	28,293	3,878	559
Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, and 117,000,000 and 119,512,300 shares issued and outstanding as of December 31, 2015 and 2016)	73	75	11
Additional paid-in capital	791,841	933,272	134,419
Accumulated other comprehensive income	101	29,457	4,243
Retained earnings	184,927	1,177,115	169,540

Total equity	976,942	2,139,919	308,213

Total liabilities and equity	1,005,235	2,143,797	308,772

YIRENDAI LTD.

SCHEDULE 1-CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2016
	RMB	RMB	RMB	US$
Equity in earnings of subsidiaries and VIEs	(27,708)	275,340	1,145,645	165,007

Operating costs and expenses	—	(1)	(30,667)	(4,416)
Interest income	—	—	655	94
Non-operating income, net	—	—	765	110

Net (loss)/income	(27,708)	275,339	1,116,398	160,795

Basic net (loss)/income per share	(0.2771)	2.7356	9.4418	1.3599

Weighted average number of ordinary shares outstanding, basic	100,000,000	100,652,055	118,240,414	118,240,414

Diluted net (loss)/income per share	(0.2771)	2.7356	9.3865	1.3519

Weighted average number of ordinary shares outstanding, diluted	100,000,000	100,652,055	118,937,082	118,937,082

YIRENDAI LTD.

SCHEDULE 1-CONDENSED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

(in thousands, except share and per share data)

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2016
	RMB	RMB	RMB	US$
Net (loss)/income	(27,708)	275,339	1,116,398	160,795

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	—	101	29,356	4,228

Comprehensive (loss)/income	(27,708)	275,440	1,145,754	165,023

YIRENDAI LTD.

SCHEDULE 1-CONDENSED STATEMENTS of CASH FLOW

(in thousands, except share and per share data)

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2016
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net (loss)/income	(27,708)	275,339	1,116,398	160,795
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Equity in earnings of subsidiaries and VIEs	27,708	(275,340)	(1,145,645)	(165,007)
Share-based compensation	—	—	17,223	2,480
Changes in operating liabilities:
Prepaid expenses and other assets	—	—	(690)	(99)
Accrued expenses and other current liabilities	—	6,469	(2,592)	(373)

Net cash provided by/(used in) operating activities	—	6,468	(15,306)	(2,204)

Cash Flows from Investing Activities:
Amounts due from subsidiaries	—	(75,429)	6,479	933
Purchase of held-to-maturity investments	—	—	(34,021)	(4,900)
Investment in a subsidiary	(231,996)	—	—	—

Net cash used in other investing activities	(231,996)	(75,429)	(27,542)	(3,967)

Cash Flows from Financing Activities:
Cash contribution from owner	231,996	62	—	—
Proceeds from initial public offering, net of offering cost	—	441,600	—	—
Proceeds from concurrent private placement, net of offering cost	—	58,256	—	—
Payments of initial public offering cost	—	—	(21,824)	(3,143)

Net cash provided by/(used in) financing activities	231,996	499,918	(21,824)	(3,143)

Effect of foreign exchange rate changes	—	(322)	28,542	4,111

Net increase in cash and cash equivalents	—	430,635	(36,130)	(5,203)
Cash and cash equivalents, beginning of year	—	—	430,635	62,024

Cash and cash equivalents, end of year	—	430,635	394,505	56,821

YIRENDAI LTD.

SCHEDULE 1-NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1.	BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the consolidated financial statements, except that the equity method has been used to account for investments in its subsidiaries and VIEs.

2.	INVESTMENTS IN SUBSIDIARIES AND VIES

The Company, its subsidiaries and VIEs are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries and VIEs are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and VIEs are reported as earnings from subsidiaries and VIEs in the accompanying condensed financial information of parent company.

3.	AMOUNT DUE FROM A SUBSIDIARY

Amount due from a subsidiary represents an interest-free, unsecured and repayable on demand loan provided to Yirendai HK.

4.	MATERIAL CONTINGENCIES

As of December 31, 2016, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.