Form 20-F
period 2017-12-31
Yirendai Ltd.
filed 2018-04-30
CIK 1631761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

121,343,424 ordinary shares, par value US$0.0001 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.            Selected Financial Data

The following summary consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017, summary consolidated balance sheet as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following summary consolidated statements of operations for the years ended December 31, 2013 and 2014, and the summary consolidated balance sheet as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB(1)	RMB(1)	RMB(1)	RMB(1)	RMB(1)	US$
	(in thousands, except for share, per share and per ADS data, and percentages)

Summary Consolidated Statements of Operations:
Net revenues	19,247	196,525	1,313,639	3,237,991	5,543,350	851,998
Operating costs and expenses:
Sales and marketing	32,091	137,746	679,771	1,571,038	2,921,236	448,986
Origination and servicing	7,715	21,820	86,360	180,076	417,882	64,227
General and administrative	30,724	64,637	137,114	402,111	526,845	80,976
Total operating costs and expenses	(70,530)	(224,203)	(903,245)	(2,153,225)	(3,865,963)	(594,189)
Interest income	—	—	4,799	36,843	114,851	17,652
Fair value adjustments related to consolidated asset backed financing entities	—	—	(11,333)	(19,735)	(40,124)	(6,167)
Non-operating income, net	—	—	—	575	876	135
(Loss)/income before provision for income taxes	(51,283)	(27,678)	403,860	1,102,449	1,752,990	269,429
Income tax (expense)/benefit	—	(30)	(128,521)	13,949	(381,207)	(58,590)
Net (loss)/income	(51,283)	(27,708)	275,339	1,116,398	1,371,783	210,839
Weighted average number of ordinary shares outstanding(2):
Basic	100,000,000	100,000,000	100,652,055	118,240,414	120,457,573	120,457,573
Net (loss)/income per ordinary share
Basic	(0.5128)	(0.2771)	2.7356	9.4418	11.3881	1.7503
Net (loss)/income per ADS(3)
Basic	(1.0256)	(0.5542)	5.4712	18.8836	22.7762	3.5006
Weighted average number of ordinary shares outstanding(2):
Diluted	100,000,000	100,000,000	100,652,055	118,937,082	122,256,838	122,256,838
Net (loss)/income per ordinary share
Diluted	(0.5128)	(0.2771)	2.7356	9.3865	11.2205	1.7246
Net (loss)/income per ADS(3)
Diluted	(1.0256)	(0.5542)	5.4712	18.7730	22.4410	3.4492

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

(3)         Each ADS represents two ordinary shares.

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet:
Cash and cash equivalents	—	1,378	846,120	968,225	1,857,175	285,443
Restricted cash	—	—	483,965	1,218,286	1,805,693	277,530
Loans at fair value	—	—	221,268	371,033	791,681	121,679
Held-to-maturity investments	—	—	30,000	98,917	9,944	1,528
Available-for-sale investments	—	—	—	1,158,000	963,253	148,049
Total assets	29,860	402,144	2,190,003	4,783,388	7,518,664	1,155,597
Liabilities from quality assurance program	—	—	546,332	1,471,000	2,793,948	429,422
Total liabilities	10,740	178,736	1,213,061	2,643,469	4,548,611	699,108
Total equity	19,120	223,408	976,942	2,139,919	2,970,053	456,489

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2017, the last business day of 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the exchange rate was RMB 6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20)	6.2945	6.2859	6.3045	6.2655

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

We launched our online marketplace in March 2012 and have a limited operating history. In addition, starting in the fourth quarter of 2014, we began offering new loan products with different pricing grades. In the second quarter of 2017, we further launched a new credit scoring system, the Yiren score, which can be used to more accurately characterize borrower’s credit profile. We have also recently established an open fintech sharing platform “Yirendai Enabling Platform,” or the YEP, to provide big-data-backed anti-fraud, risk management and precise customer acquisition solutions to industry partners.  As our business develops or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our business. Any significant change to our business model, such as our offering of a quality assurance program starting in January 2015 and the revision to the quality assurance program funding policy in the fourth quarter of 2015, may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects. The risks and challenges we encounter or may encounter in this developing and rapidly evolving market may have impacts on our business and prospects. These risks and challenges include our ability to, among other things:

•                  navigate an evolving regulatory environment;

•                  expand the base of borrowers and investors served on our marketplace;

•                  acquire borrowers and investors in a cost-effective manner;

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

The volume of loan transactions facilitated through our marketplace has grown rapidly since our inception. The total amount of loans facilitated through our marketplace was RMB41,406.1 million (US$6,364.0 million) in 2017, which increased substantially from RMB20,486.1 million in 2016 and RMB9,557.6 million in 2015. To maintain the high growth momentum of our marketplace, we must continuously increase the volume of loan transactions by retaining current participants and attracting more users. We intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels, particularly as we continue to grow our marketplace and introduce new loan products. We utilize online channels, such as search engine marketing, search engine optimization, partnerships with internet companies and internet traffic acquisition from third-party online loan products marketplaces, as well as CreditEase’s nationwide service network for user acquisition. In 2015, 2016 and 2017, 49.5%, 42.5%  and 27.1% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 67.0%, 62.0% and 45.6% of the total amount of loans facilitated through our marketplace, respectively. If there are insufficient qualified loan requests, investors may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient investor commitments, borrowers may be unable to obtain capital through our marketplace and may turn to other sources for their borrowing needs and investors who wish to exit their investments prior to maturity on the secondary loan market may not be able to do so in a timely manner.

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

Due to the relatively short history of the online lending information intermediary service industry in China, the laws and regulations governing our industry have undergone significant changes in recent years and may continue to evolve. In July 2015, the China Banking Regulatory Commission, or the CBRC, the predecessor of China Banking and Insurance Regulatory Commission newly established in April 2018, together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online lending information intermediary service industry titled the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines. The Guidelines formally introduced for the first time the regulatory framework and basic principles for administering the online lending information intermediary service industry in China. Based on the core principles of the Guidelines, in August 2016, the CBRC together with three other PRC regulatory agencies jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. The Interim Measures require online lending information intermediaries and their branches that propose to carry out the online lending information intermediary services to file a record with the local financial regulatory department at the place where it is registered within ten business days after obtaining the business license. Local financial regulatory departments have the power to assess and classify the online lending information intermediaries which have submitted filings, and to publicize the filed information and the classification results on their official websites. An online lending information intermediary must apply for appropriate telecommunication license in accordance with the relevant requirements of telecommunication authorities subsequent to completion of the filing, and is required to explicitly identify itself as an online lending information intermediary in the business scope set forth in its business license.

In accordance with the Guidelines and the Interim Measures, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, and the State Administration for Industry and Commerce, the predecessor of the State Administration for Market Regulation newly established in April 2018, jointly issued the Guide to the Record-filing of Online Lending Information Intermediaries in November 2016, or the Record-filing Guidelines, which outlines the rules, procedures and required documents for the record-filing of online lending information intermediaries, and directs local financial regulatory departments to adopt detailed implementation rules for the record-filing by online lending information intermediaries within their jurisdictions. However, specific rules and procedures regarding, among other things, assessment standards and classification rules for the filings by online lending information intermediaries with local financial regulatory departments, application for appropriate telecommunication business licenses and the addition of online lending information intermediary services to the business scope on business licenses have yet to be formulated and issued. In December 2017, the Office of Leading Group on Special Rectification of Risks in the Online Lending, the regulator for administration and supervision on the nationwide Internet finance and online lending, or the National Rectification Office, issued the Notice on Rectification and Inspection Acceptance of Risk of Online Lending, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filling of online lending information intermediaries. Circular 57, among other things, requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. If an online lending information intermediary institution passes the inspection, the local governmental authorities shall complete its record-filling. Circular 57 also requires local governmental authorities to complete record-filings of online lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed to May 2018 or June 2018. However, the local financial regulatory department has not formally issued the detailed implementation rules for record-filing, the deadline for record-filing might be postponed. We have not so far completed such inspection and there are uncertainties that whether we are able to meet the requirements of the Interim Measures, the Record-filing Guidelines and Circular 57 regarding filing with the local financial regulatory department, application for the appropriate telecommunication license and revision to our business scope. In addition, Yi Ren Wealth Management, our consolidated variable interest entity, which operates an online wealth management platform, has not obtained a telecommunication business operating license. We cannot assure you that the PRC regulatory authorities will not view us as failing to complete the necessary filing or obtain the necessary license applicable to our business.

Furthermore, we are unable to predict with certainty the impact, if any, that future legislation, judicial precedents, rules or regulations relating to the online lending information intermediary service industry will have on our business, financial condition and results of operations. Due to the uncertainty of the relevant laws, regulations and requirements, we may face remarkable increased risk of default or delinquency of borrowers, and our third-party service providers may implement new internal control and compliance procedures which prohibiting them from working with us, which could lead to significantly higher default rates and adverse impacts on our reputation, business, results of operations and financial positions. In addition, if our practice is deemed to violate any laws, rules or regulations, or if we are unable to obtain and maintain any requisite approvals, licenses or permits required for our business, we may face regulatory warning, fines, injunction or other punitive measures, and our business, financial condition and prospects may be materially and adversely affected.

If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.

According to the Guidelines and the Interim Measures, an online lending information intermediary must not engage in certain activities, including, among other things, (i) fund raising for the intermediary itself, (ii) holding investors’ funds or setting up capital pool with investors’ funds, (iii) providing security or guarantee to investors as to the principals and interest of the investments, (iv) promoting its financing products on physical premises other than through the permitted electronic channels, such as telephones, mobile phones and internet, (v) making loans, (vi) splitting the terms of projects seeking financing, (vi) issuing or selling wealth management or other financial products, or selling wealth management products, funds, insurance, trust or other financial products as an agent, (viii) conducting securitization or similar business, or conducting loan transfers through packaging, securitization, trust or fund units, (ix) engaging in any form of mixture, bundling or agency activities with other businesses such as institutional investment, commission sale or brokerage, (x) making false or misleading statement regarding projects seeking financing, (xi) providing information intermediary services for loans to be used in high-risk financing transactions such as investment in stocks, over-the-counter financing, futures contracts, structured products and other derivatives, and (xii) equity crowd-funding. The Interim Measures prohibits online lending information intermediaries from making any decision on behalf of investors without authorization. In addition, under the Interim Measures, online lending information intermediaries must adequately disclose on their websites to investors information such as basic information of borrowers and projects seeking financing, risk assessment and possible risk outcome, and use of proceeds of loans facilitated and not yet due; each online lending information intermediary must also disclose prominently on its website information concerning its business operation such as financing transactions facilitated, set up a dedicated portion on its website for information disclosure, and regularly announce to the public its annual report as well as laws, regulations and rules applicable to online lending. The Interim Measures requires online lending information intermediaries to engage accounting firms to conduct periodic audits of the status of fund custody, information disclosure, security of information technology system and operation compliance, to engage qualified institutions to perform regular evaluation concerning information security, and to disclose to investors and borrowers of the results of such audit and evaluation. Under the Interim Measures, online lending information intermediaries must also strength their risk management, enhance screening and verification of borrowers and investors’ information, and set up custody accounts with qualified banks to hold customer funds, among other things.

In accordance with the Guidelines and the Interim Measures, the CBRC also issued two other implementation rules and regulations in addition to the Record-Filing Guidelines, namely, (i) the Guidelines for the Depository Business of Online Lending Funds in February 2017, or the Custodian Guidelines; and (ii) the Guidelines for the Disclosure of Information on Business Activities of Online Lending Information Intermediaries in August 2017, or the Disclosure Guidelines. The Custodian Guidelines require each online lending information intermediary to set up a custody account with a single commercial bank for the funds of investors on its platform, take responsibility for the continued development and secure operation of its technical system, make appropriate information disclosure to the custody bank, perform daily account reconciliation with the custody bank, safely maintain its accounts and records, arrange for the independent audits of the custody account and publicly disclose the audit results, and cooperate with the custody bank in meeting anti-money laundering obligations. The Disclosure Guidelines sets forth the information disclosure requirement for online lending information intermediaries, including with respect to their filings and licenses, fund custody, organization, operation, risk management, data regarding loans facilitated, financial audit and compliance review, and channels for customer complaints. In addition, the Disclosure Guidelines require online lending information intermediaries to disclose to investors information concerning borrowers, projects, project risk assessment and possible risk outcome. Under the Disclosure Guidelines, an online lending information intermediary must provide consistent information disclosure across all online channels such as its website, mobile phone application, WeChat public accounts and Weibo accounts, and set up on its website and other online channels a conspicuous section for information disclosure. Furthermore, in May 2017, the CBRC, the Ministry of Education and the Ministry of Human Resources and Social Security jointly released the Notice to Further Enhance the Management of Campus Loans, which prohibits online lending information intermediaries from facilitating loans to college students.

In December 2017, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly issued the Notice on Rectification of Cash Loan Businesses, or Circular 141, which sets out certain principles in connection with cash loan businesses and online lending information intermediaries. According to Circular 141, online lending information intermediaries are prohibited from: (i) deducting interests, commissions, management fees and deposits from the loans before they are released to the borrowers; (ii) outsourcing core functions such as data collection, customer identification, credit assessment or account openings; (iii) enabling banking financial institutions to engage in P2P online lending; (iv) providing loan facilitation services to individuals who do not possess sufficient debt repayment capabilities or to students; (vi) conducting real-estate financing such as down payment loans for real estate purchasing. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Lending Information Intermediary.”

To comply with the laws, rules and regulations relating to the online lending information intermediary service industry, we have implemented various policies and procedures, which we believe set the best practice in the industry, including, without limitation, the following: (i) we do not use our own capital to invest in loans facilitated through our online marketplace; (ii) we do not commit to provide guarantees to investors under any agreement for the full return of loan principal and interest; (iii) we do not hold investors’ funds and funds loaned through our platform are deposited into and settled by a third-party custody account managed by a qualified bank, China Guangfa Bank; (iv) Heng Cheng, our variable interest entity operating our online consumer lending platform has obtained the internet information services licenses, or the ICP license, as an internet information provider, from the relevant local counterpart of the Ministry of Industry and Information Technology in accordance with applicable laws; (v) we disclose on our website relevant information to investors and borrowers, such as disclosure to borrowers regarding interest rates, payment schedule, transaction fees, and other charges and penalties; (vi) we have been making strong effort to maintain the security of our platform and the confidentiality of the information provided and utilized across our platform; (vii) we do not facilitate any loans to college students; and (viii) we do not have loans on our platform that have outstanding balance over RMB200,000 (US$30,739) limit as of this annual report.

However, the laws, rules and regulations continue to evolve in this emerging industry, and the interpretation of these laws, rules and regulations by the local authorities may be different from our understanding. We cannot be certain that our practices would not be deemed to violate any existing or future laws, rules and regulations. For instance,

•                  our automated investing tool automatically allocates committed funds from multiple investors among multiple approved borrowers, which goes beyond the simple one-to-one matching between investors and borrowers and could be viewed as making decision on behalf of investors without authorization. While investors using our automated investing tools give us prior authorization to allocate their funds among borrowers on their behalf, and we believe such prior authorization is sufficient to meet the requirement of the Interim Measures, we cannot assure you that the PRC regulatory authorities would take the same view as ours;

•                  our automated investing tool may also be viewed as splitting the terms of projects seeking financing and /or offering wealth management products;

•                  if our automated investing tool fails to match committed investors with approved borrowers in a timely manner, we might be deemed to hold investors’ funds and form a capital pool incidentally;

•                  for investor protection purpose, we set up the quality assurance program with the purposes of limiting investors’ potential losses due to borrower defaults historically. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.”  The Interim Measures prohibit online lending information intermediaries from providing security or guarantee to investors as to the principals and interest of the investments. Circular 57 further prohibits online lending information intermediaries from setting up new risk reserve funds or increasing existing risk reserve funds, and requires them to gradually reduce the existing risk reserve funds. We are now changing our practices and begin to cooperate with guarantee companies and insurance companies. The guarantee fees are paid to the guarantee companies and the insurance premium are paid to the insurance companies, respectively, by the borrowers. However, it is uncertain how the Interim Measures or Circular 57 will be interpreted due to the lack of detailed implementation rules. As a result, we cannot assure that our existing practice might not be viewed by the PRC regulatory authorities as that we are providing securities or risk reserve fund to the investors or otherwise violating the Interim Measures or Circular 57;

•                  the Interim Measures require that the balance of money borrowed by any individual must not exceed RMB200,000 (US$30,739) on an online lending information intermediary platform and not exceed RMB1 million (US$153,697) on all online lending information intermediary platforms in the PRC.  We already adjusted our relevant policy and completely terminated facilitating loans with principal over RMB200,000 (US$30,739) starting from May 1, 2017 and we began to spin off the loans we facilitated in the past having outstanding balance over such limit since the beginning of 2018. By now, we do not have loans on our platform that have outstanding balance over RMB200,000 (US$30,739) limit, but we cannot assure you that the forgoing loan spin-off program would be recognized by the PRC regulatory authorities. In addition, due to lack of industry-wide information sharing arrangement, we cannot assure you that the aggregate amount of loans taken out by a borrower on our platform and other online lending information intermediary platforms at any point in time does not exceed the limit set in the Interim Measures;

•                  as we are transitioning into a comprehensive online financial services platform, certain independent third parties start to promote and sell wealth management products on our wealth management platform operated by Yi Ren Wealth Management. Selling wealth management products online may be subject to a variety of PRC laws and regulations governing financial services, such as the Internet Insurance Measures, as well as the relevant requirements of telecommunication authorities, pursuant to which Yi Ren Wealth Management may need to obtain an ICP license. On March 28, 2018, the Leading Group Office of the Internet Financial Risk Rectification Campaign issued the Notice on Expanding the Vigour of the Rectification of Asset Management Operations Conducted Via the Internet and Inspection and Acceptance Work, or Circular 29, which provided that without the approval of the PRC financial regulatory authorities, no entity may issue or sell asset management products through the internet. The application and interpretation of these laws and regulations are ambiguous and may be interpreted and applied inconsistently between different government authorities. Although we believe our role is only that of an intermediary between the sellers and the purchasers of the wealth management products, which is not forbidden by Circular 29, the PRC regulatory authorities may nevertheless view our activities as the sale by us or on an agency basis of wealth management products without complying with the Interim Measures, Circular 29 and relevant PRC laws and regulations regarding online sale of funds and insurance products;

•                  we have not yet disclose on our website (i) risk assessment and possible risk outcome of the projects listed on our platform as seeking financing, (ii) use of proceeds of loans facilitated by us and not yet due, (iii) periodic audit result by an accounting firm of our status in fund custody, information disclosure, security of information technology system and operation compliance, or (iv) periodic evaluation result by a qualified institution concerning our information security, all as required by the Interim Measures;

•                  we do not yet arrange for the independent audit of the custody account for investor funds and publicly disclose the result of such audit, as required by the Custodian Guidelines; and

•                  Circular 141 prohibits online lending information intermediaries from facilitating loans without specified purposes. Although we require borrowers to specify and undertake the usage of the loans when they apply for the loans, we cannot ensure that all those borrowers will comply with their undertaking, nor can we ensure that such requirement is sufficient for those loans to be deemed by the governmental authorities as not falling within the aforementioned prohibited business.

•                  Total fees paid by borrowers comprise fixed interest that are paid to investors and transaction fees we charge borrowers for our services. The transaction fees are paid by the borrowers from the loans after the loans are released to the borrowers’ sub-account under the master custody accounts.  Although our transaction fees are different from interests, commissions, management fees or deposits, our current fee collection methods might be deemed by the PRC regulatory authorities as up-front deductions from loans released to the borrowers prohibited by Circular 141.

•                  Circular 57 permits low frequencies transfers of lenders’ rights to loans between lenders for liquidity purpose, but expressly prohibits certain transfers, including transfers of lenders’ rights in form of assets-backed securities, trust assets, fund properties and certain other form of securities, and transfers as a result of online lending information intermediaries providing current or fixed-term financial products to lenders, the terms of which are not consistent with the terms that the corresponding borrowers intend to borrow the loans for. We allow and facilitate lenders to transfer their rights to loans on our platform. Our automated investing tool also allows an investor to invest a specified amount of money to borrowers through our marketplace for a specified period of time, which might be viewed by the PRC regulatory authorities as fixed-term financial products. Due to lack of detailed implementation rules to Circular 57, we cannot assure you that all our practices would be deemed to comply with Circular 57.

We have been in frequent communications with governmental authorities to clarify these and other regulatory requirements and ensure the compliance of our business. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws, rules or regulations including those governing the online lending information intermediary service industry in China.

Due to the continuing development and evolution in the online lending information intermediary service industry as well as the broader internet finance industry, the PRC regulatory authorities are constantly of evaluating the practices of market participants and requesting rectification of those that have been identified as not in compliance with applicable laws, rules and regulations.  We cannot assure you that our practices will not be required to be rectified or our rectification measures and results will be satisfactory to the relevant authorities. If our practice is deemed to violate any laws, rules or regulations, we may face, among others, regulatory warning, correction order, condemnation, fines and criminal liability. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

The PRC government has adopted several regulations governing personal credit reporting businesses. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines and criminal liabilities. We organize, store and analyze information provided by users and third parties. This information and data contains certain personal information of users, a portion of which, upon their consent, we may provide to our marketplace investors and/or make available on the YEP as part of the big data backed risk management, anti-fraud and precise customer acquisition solutions provided to industry partners. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, and the fact that the credit reporting industry regulatory department under the State Council has not officially granted any approval for personal credit reporting businesses under such regulations to any entity as of the date of this annual report, it is uncertain whether we would be deemed to engage in personal credit reporting business. We cannot assure you that we will not be required in the future to obtain approval or license for personal credit reporting business and comply with the relevant regulations, which may be costly, or become subject to penalties associated with regulations governing personal credit reporting business.

According to the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, promulgated by State Council on August 2, 2017 which became effective on October 1, 2017, without the approval by the competent government department, no entity may operate financing guarantee business in which such entity acts as a guarantor providing guarantee to the guaranteed parties as to their loans, bonds or other types of debt financing. If any entity engages in financing guarantee business without such approval, the entity may be subject to penalties including ban or suspension of business, confiscation of revenues related to financing guarantee business, fines and criminal liabilities. Circular 141 further sets out that a banking financial institution shall not accept any credit enhancement service, ultimate commitment or any other disguised credit enhancement service provided by any third-party institution without guarantee qualifications. We cooperated with Zhejiang Chouzhou Commercial Bank to furnish the borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. Since the promulgation of Circular 141, we have suspended the cooperation with Zhejiang Chouzhou Commercial Bank. Due to the lack of further interpretations and the evolving regulatory environments, it is uncertain whether we would be deemed  by the PRC regulatory authorities as operating financing guarantee business, which is prohibited by the Interim Measures.  We cannot assure you that we will not be subject to sanctions imposed by relative PRC regulatory agencies, or be required in the future to obtain approval or license for financing guarantee business to continue our cooperation with banks.

If our business arrangements with certain institutional investors were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected.

As part of our strategy to expand our investor base from individual investors to institutional investors, we may from time to time explore alternative funding initiatives, including through standardized capital instruments such as the issuance of asset-backed securities. In October 2015 we established a business relationship with a trust, Huijin No. 28 Single Capital Trust E1, or Trust No. 1, in a pilot program, under which Trust No. 1 invested in loans through our platform using funds received from its investor, which is also its sole beneficiary. Trust No. 1 is administered by an independent third-party state-owned trust company, which acts as the trustee, for the purposes of providing returns to its sole beneficiary through extending loans up to an aggregate principal amount of RMB250.0 million to borrowers recommended by our platform. Trust No. 1’s settlor and sole beneficiary is Fengsheng Private Investment Fund No. 1, or Fund No. 1, a fund managed by Zhe Hao Shanghai Asset Management Company, or Zhe Hao, an affiliate of CreditEase. Fund No. 1’s investors are PRC individuals who are not affiliated with our company. In April 2016, Zhe Hao, on behalf of Fund No. 1, transferred Fund No. 1’s entire beneficiary rights in Trust No. 1 to China International Capital Corporation Limited, a special purpose vehicle, which subsequently issued and listed RMB250.0 million asset-backed securities on the Shenzhen Stock Exchange in China, with the loans invested by Trust No. 1 through our platform as the underlying assets. Heng Ye, one of our PRC subsidiaries, purchased RMB47.5 million asset-backed securities through the Shenzhen Stock Exchange.

In July 2016, we established a business relationship with another trust, Huijin No. 28 Single Capital Trust E2, or Trust No. 2, which is of the similar structure to Trust No. 1 described above—Trust No. 2 is administered by an independent third-party state-owned trust company and has a fund, CreditEase Wealth Consumer Credit Investment Fund managed by Zhe Hao, or Fund No. 2, as its settlor and sole beneficiary. Trust No. 2 invested an aggregate of RMB300.0 million in loans to borrowers recommended by our platform using the funds raised by its sole beneficiary from ultimate investors, including RMB30.0 million invested by Heng Cheng, one of our variable interest entities in the PRC. In April 2017, Zhe Hao, on behalf of Fund No. 2, transferred Fund No. 2’s beneficiary rights in Trust No. 2 to Bohai International Trust Co., Ltd., an independent third party, which created Bohai Trust • Zhong Yi Property Trust No.1, or Zhong Yi Trust, to host the beneficial rights. Zhong Yi Trust has subsequently completed an issuance of RMB300.0 million (US$46.1 million) asset-backed securities through private placements. On the date of transfer, Heng Ye purchased all subordinated beneficiary rights amounted to RMB102.3 million (US$15.7 million) representing 34% of the asset-backed securities upon their issuance.

In June 2017 and October 2017, we established similar business relationship with other trusts, Huijin No. 28 Single Capital Trust E3, or Trust No.3 and Bohai Trust Yirendai personal loan Single Capital Trust, or Bohai Trust No. 1, respectively. Trust No.3 and Bohai Trust No. 1 are administered by the independent third-party trust company to invest in loans to borrowers recommended by our platform, with Heng Ye as their sole settlor and sole beneficiary. Heng Ye invested in an aggregate of RMB500.0 million (US$76.8 million) and RMB200.0 million (US$30.7 million) in the Trust No.3 and Bohai Trust No. 1, respectively.

Although Heng Cheng, our consolidated variable interest entity operating our online marketplace, are not part of the fund-raising process by the trusts or the funds, we cannot assure you that our provision of services to the trusts and investments through the trusts by Heng Ye will not be viewed by PRC regulators as violating any laws or regulations regarding capital pools. Also, we transferred cash to Trust No.1 in an amount equal to certain percentage of the entire assets put into the trust, as a security fund to protect the trust from potential losses from defaults of loans in which the trust has invested. Under limited circumstances, the remainder of such fund may be returned to us, and we cannot assure you that we will not be viewed by PRC regulators as bearing some credit risk or providing credit enhancement services under such arrangement. In addition, we cannot assure you that (a) Heng Ye’s purchase of the asset-backed securities regarding Trust No. 1 through the Shenzhen Stock Exchange, (b) Heng Ye’s purchase of the asset-backed securities regarding Trust No. 2 in private placement, and (c) Heng Ye’s subscription to Trust No. 3 and Bohai Trust No. 1, would not be deemed as investment in loans facilitated through the online marketplace we operate by using our own capital. Furthermore, the PRC regulatory authorities may regard these arrangements relating to Trust No. 1, Trust No. 2, Trust No. 3 and Bohai Trust No. 1 as constituting selling trust products or conducting loan transfers through packaging, securitization, trust or fund units prohibited by the Interim Measures. If any of such business arrangements were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected. In addition, as the laws, rules and regulations applicable to asset-backed securities are still developing, it remains uncertain as to the application and interpretation of such laws, rules and regulations, particularly as they relate to the online lending information intermediary industry.

If the combination of the interest and transaction fees charged to the borrower on a loan is deemed to exceed the cap on judicially-protected interest rate, such excess interest or transaction fee may be ruled as unenforceable or even invalidated by the courts.

Total fees paid by borrowers comprise fixed interest that are paid to investors and transaction fees we charge borrowers for our services. See “Item 4. Information on the Company—Business Overview—Our Products and Services—Loan Pricing Mechanism.” In determining the transaction fee rate we charge, we take into account, among others, the creditworthiness of borrowers, costs incurred by us in providing loan origination services and our reasonably estimated profits. The transaction fees we charge are recognized as our revenue and investors will not receive any part of the transaction fees we charge borrowers. As a result, we do not believe that our business operation violates the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on September 1, 2015, or the Private Lending Judicial Interpretation and Certain Opinions Concerning Further Strengthening Finance Judgment Work issued by the Supreme People’s Court on August 4, 2017, or the Opinions on Finance Judgment even though in some cases the combination of the fixed interest rate that borrowers pay investors and the transaction fee rate we charge borrowers exceeds the cap on judicially-protected interest rate. However, the PRC courts may not hold similar view as we do, and parts or all of the transaction fees we collected may be ruled as unenforceable or even invalid by the PRC courts, which would materially and adversely affect our results of operations and financial condition. To the extent the combination of fixed interest and transaction fees that the borrowers are required to pay is considered to exceed the cap on judicially-protected interest rate, we may not be able to collect such excess amount, and if collected, may even be required to return some of such amount in accordance with the Private Lending Judicial Interpretations and the Opinions on Finance Judgment, which may have a material and adverse effect on our business, financial condition and results of operations.

Circular 141, which took effect on December 1,2017, requires that the interests and all the comprehensive capital costs charged and collected from a borrower should be uniformly converted into an annualized capital cost which shall not exceed the ceiling amount provided by the Private Lending Judicial Interpretations. In an effort to comply with Circular 141 and applicable regulations, we adjusted the pricing of all our products since February 1, 2018 to ensure that the annualized capital cost rates charged on all our loan products are no more than the cap on judicially-protected interest rate.

If we are unable to maintain low default rates for loans facilitated by our platform, our business and results of operations may be materially and adversely affected.

Investments in loans on our marketplace involve inherent risks as the return of the principal on a loan investment made through our platform is not guaranteed, although we aim to limit investor losses due to borrower defaults to within an industry acceptable range through various preventive measures we have taken or will take. Our ability to attract borrowers and investors to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a borrower’s credit profile and maintain low default rates. To conduct this evaluation, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. Our credit scoring model aggregates and analyzes the data submitted by a borrower as well as the data we collect from a number of internal and external sources, and then generates a Yirendai score for the prospective borrower. The score will be further used to approve and classify the borrower into one of the four segments in our current pricing grid. If our credit scoring model contains programming or other errors, is ineffective or the data provided by borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified or mispriced loans or incorrect approvals or denials of loans. If we are unable to effectively and accurately assess the credit profiles of borrowers, segment borrowers into appropriate grade in the pricing grid, or price loans on our platform appropriately, we may either be unable to offer attractive fee rates to borrowers and returns to investors, or unable to maintain low default rates of loans facilitated by our platform. Historically, loans generated from our online channels generally have experienced higher delinquency rates and higher charge-off rates as compared with loans generated from our offline channels. If the proportion of loans generated from our online channels increases as opposed to loans generated from our offline channels, the overall delinquency rates and charge-off rates of loans facilitated by our platform may increase. In addition, once a loan application is approved, we do not further monitor certain aspects of the borrower’s credit profile, such as changes in the borrower’s credit report and the borrower’s purchasing pattern with online merchants. If the borrower’s financial condition deteriorates, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain low default rates for loans facilitated by our platform. The borrowers that we currently serve, including those falling under Grade I, II, III, IV and V of our current pricing grid, are primarily prime borrowers.  If we expand to serve new borrower groups beyond prime borrowers in the future, we may find it difficult or unable to maintain low default rates of loans facilitated through our marketplace. Although we offer investor protection services in the form of a quality assurance program, if widespread defaults were to occur, investors may still incur losses and lose confidence in our marketplace and our business and results of operations may be materially and adversely affected.

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

Since we commenced our online consumer finance business only in March 2012, we have limited information regarding the default rates on loans facilitated through our platform. In addition, given our limited operating history and introduction of new products, we have limited information on historical charge-off rates, and we may not be able to accurately forecast charge-offs for our target borrower group. Given these challenges, it is possible that we will under- or over-fund our quality assurance program. Moreover, under our recent change in the funding policy for our quality assurance program, instead of setting aside the full amount to be contributed to the program in a lump sum, we will contribute to the program in installments with each instalment equal to 30% of the transaction fee we receive from the borrower each time until the full amount is contributed. Such change to the quality assurance program funding schedule could lead to under-funding of such program. If we under-fund our quality assurance program, and we do not or are unable to replenish the quality assurance program to a sufficient level in time, investors may not be fully protected from loss. This may result in negative sentiment among investors, which could materially hinder our ability to retain existing investors as well as to attract new investors, and investors may bring claims against us, whether or not they have legal rights to seek damages from us, which could lead to additional expenses and distract management’s attention from our business operation. Conversely, if we over-fund our quality assurance program, this will reduce the amount of our working capital, as we cannot use the funds set aside in the quality assurance program for our operations, and cause us to lose business opportunities. Should any of the foregoing occur, our competitive position as well as our results of operations could be materially and adversely affected.

For the first three quarters of 2015, the amount of cash we set aside for the quality assurance program is not sufficient to cover all expected net payouts for loans facilitated during this period. In the fourth quarter of 2015, we revised our quality assurance program funding policy. Since then, we set aside sufficient cash in the quality assurance program to cover the expected net payouts. Moreover, in July 2017, we changed our funding policy for our quality assurance program. Instead of setting aside the full amount to be contributed to the program in a lump sum, we contribute to the program in installments with each instalment equal to 30% of transaction fee we receive from the borrower each time until the full amount is contributed. As of December 31, 2017, the balance of cash set aside for the quality assurance program was RMB1,701.5 million (US$261.5 million).

The funding and operation of quality assurance program may have a material impact on our financial condition. A significant increase in our expected quality assurance program net payouts will have a negative impact on our net revenues and net income. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Statements of Operations Items—Quality Assurance Program and Guarantee.”

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

We incur expenses and consume resources upfront to develop, acquire and market new loan products. For example, we have developed four different segments in our pricing grid, which we refer to as Grade A, Grade B, Grade C and Grade D loans. We have facilitated loans falling under Grade A since our inception. As part of our efforts to introduce risk-based pricing, we raised the minimum borrower qualification standards for Grade A loans, and started to facilitate Grade B and Grade D loans in the fourth quarter of 2014 and Grade C loans in the first quarter of 2015. In the second quarter of 2017, we launched our new credit scoring system, the Yiren score, which can be used to more accurately characterize borrower’s credit profile. Under this new credit scoring system, we have an upgraded risk grid with five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. The expected M3+ Net Charge-off Rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. In the transition period from May 1, 2017 to September 30, 2017, we used both the upgraded risk grid and the previous pricing grid for loans facilitated on our platform. For a more detailed description of the pricing grades we currently offer, please see  “Item 4. Information on the Company—B. Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.” New loan products must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

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

Our business depends on our ability to collect payment on and service the transactions we facilitate.

We utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform to a custody account, and authorize us to debit the custody account for the transfer of scheduled loan repayments to the lending investors. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages on the day a repayment is due. Once a repayment is past due, we also send additional reminder text messages. We outsource all stages of the collections process to CreditEase. To facilitate repayment and as a service to investors, the collections process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. However, despite such collection efforts, we cannot assure you that we will be able to collect the relevant payments as expected. Failure to collect payments and maintain low default rates for loans facilitated by our platform will have a material adverse effect on our business operations, financial positions and results of operations. As the amount of loans facilitated on our platform continues to increase, additional resources as to collection may be required, including additional resources from CreditEase or other third-party service providers. Costs associated with these additional efforts may similarly increase which may also have a material adverse effect on our results of operations. Furthermore, any misconduct in our collection practice (including that of CreditEase carried out on our behalf) is considered not to be in compliance with the relevant laws, rules and regulations may harm our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for loans on our platform, or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations. In addition, if any laws, rules or regulations are adopted by the regulatory authorities in the future imposing additional restrictions on debt collection practice, we may need to modify our collection efforts accordingly.

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

Credit and other information that we receive from third parties about a borrower may be inaccurate, discontinued, or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

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

Such inaccurate or incomplete borrower credit information, and the potential discontinuation of borrower credit information from third parties could compromise the accuracy of our credit assessment,  require adjustments to our credit assessment model and adversely affect the effectiveness of our control over our default rates, which could in turn harm our reputation and materially and adversely affect our business, financial condition and results of operations.

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

Our brand and reputation may also be negatively affected if the guarantee company providing guarantees, or the insurance company providing surety insurances, to the loans we facilitated fails to repay, or reimburse the investors, the principal and accrued interest on defaulted loans pursuant to the terms of the guarantee arrangement and business agreement.  Any malicious or innocent negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the market for China’s online consumer finance marketplaces is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance marketplace industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online consumer finance marketplace industry, such as bankruptcies or failures of other consumer finance marketplaces, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. Negative developments in the online consumer finance marketplace industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance marketplaces like us. For example, incidents of inappropriate conduct by a number of online lending information intermediaries in connection with loans made to college students led to the outright regulatory prohibition in May 2017 of all new loans to college students made through platforms operated by online lending information intermediaries. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We have incurred net losses in the past and may incur net losses in the future.

Although we had net income of RMB275.3 million, RMB1,116.4 million and RMB1,371.8 million (US$210.8 million) in 2015, 2016 and 2017, respectively, and retained earnings of RMB184.9 million, RMB1,177.1 million and RMB1,835.1 million (US$282.0 million) as of December 31, 2015, 2016 and 2017, respectively, we cannot assure you that we will be able to continue to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, investors and partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the default rates of the loans facilitated through our platform may be higher than expected, which may lead to lower than expected net revenues and additional expenses in connection with the higher than expected net payouts from the quality assurance program. Furthermore, we have adopted share incentive plans in September 2015 and July 2017, and we may grant equity-based awards to eligible participants from time to time under the plan, which will result in share-based compensation expenses to us. As a result of the foregoing and other factors, our net revenue growth may slow, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis. In addition, our net revenue growth rate will likely decline as our net revenue grows to higher levels.

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

•                  promulgation of new rules and regulations applicable to, or heightened regulatory scrutiny of, the online lending information intermediary industry;

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

We generated positive cash flows from operating activities of RMB861.3 million in 2015, RMB2,113.4 million in 2016 and RMB2,716.5 million (US$417.5 million) in 2017. Our cash generated from operating activities primarily includes the transaction fees from borrowers. Historically, borrowers paid the transaction fees primarily on a monthly basis over the term of the loan, which has contributed to our generating negative cash flows from operating activities. In the fourth quarter of 2014, we adopted a new fee collection schedule whereby we either collect the entire amount of the transaction fee upfront upon completion of our loan facilitation services, or collect a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan. However, we cannot assure you the new fee collection schedule will improve our cash position. Inability to collect payments from customers, borrowers in particular, in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations. Furthermore, in the first three quarters of 2015, the amount of cash we set aside for the quality assurance program is not sufficient to cover all expected net payouts for loans facilitated during this period. In the fourth quarter of 2015, we revised our quality assurance program funding policy. Since then, we set aside sufficient cash in the quality assurance program to cover the expected net payouts. Moreover, in July 2017, we changed our funding policy for our quality assurance program. Instead of setting aside the full amount to be contributed to the program in a lump sum, we contribute to the program in installments with each instalment equal to 30% of transaction fee we receive from the borrower each time until the full amount is contributed. Such change to the quality assurance program  funding schedule  could lead to under-funding of such program.   In the event the actual or expected quality assurance program net payouts are higher than the quality assurance program balance, we will or may need to, as the case may be, increase the amount of cash that is available in our quality assurance program, which may have a material adverse effect on our working capital.

Our reputation may be harmed if information supplied by borrowers is inaccurate, misleading or incomplete, including if the borrowers use the loan proceeds for purposes other than as originally provided.

Borrowers supply a variety of information that is included in the loan listings on our marketplace. We do not verify all the information we receive from borrowers, and such information may be inaccurate or incomplete. For example, we often do not verify a borrower’s home ownership status or intended use of loan proceeds, and the borrower may use loan proceeds for other purposes with increased risk than as originally provided. In addition, as online lending information intermediaries are prohibited from facilitating loans to be used for high-risk activities such as investment in stocks, over-the-counter financing, future contracts, structures products and other derivative products or as the down payment for the purchase of residential real estate, we could be found to have violated applicable laws, rules or regulations if any of the borrowers use the loan proceeds for any such prohibited purpose, albeit inconsistent to what such borrower has previously disclosed to us. Moreover, investors do not, and will not, have access to detailed financial information about borrowers. If investors invest in loans through our platform based on information supplied by borrowers that is inaccurate, misleading or incomplete, those investors may not receive their expected returns and our reputation may be harmed. Moreover, inaccurate, misleading or incomplete borrower information could also potentially subject us to liability as an intermediary under the PRC Contract Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Lending Information Intermediary—Regulations on Loans between Individuals” below.

Fraudulent activity on our marketplace could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity both on our marketplace and associated with borrowers, investors and third parties handling borrower and investor information. For example, we detected an organized fraud incident concerning our FastTrack loan products in July 2016. After uncovering the fraud incident, we had suspended the offering of the FastTrack loan products until late July 2016 when we implemented more stringent requirements aiming to prevent similar type of fraud incidents. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. In addition, our anti-fraud and verification processes for borrowers from offline channels and online channels may differ, and such processes with respect to borrower from online channels may not be as extensive as those from offline channels. If we increase the proportion of loans generated from our online channels as opposed to our offline channels, we may experience an increase in fraudulent activity on our platform. Significant increases in fraudulent activity could negatively impact our brand and reputation, reduce the volume of loan transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which would increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition would be materially and adversely affected.

Failure to maintain a successful strategic relationships with partners may have adverse impact on our future success.

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

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the expected exit of the United Kingdom from the European Union. The Chinese economy has slowed down since 2012 and such slowdown may continue.   There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over events in North Korea, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and other countries, including the surrounding Asian countries. If the Chinese and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our platform. Adverse economic conditions could also reduce the number of qualified borrowers seeking loans on our platform, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated through our platform and our net revenues will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

In 2014, our principal sources of liquidity were advances from our parent company, CreditEase, representing operating costs and expenses paid or borne by the various entities affiliated with CreditEase on our behalf, as our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase as a business unit under CreditEase at the time. We completed our carve-out from CreditEase in the first quarter of 2015, and we will not have such advances from CreditEase going forward. As of December 31, 2015, 2016 and 2017, we had cash and cash equivalents of RMB846.1 million, RMB968.2 million, and RMB1,857.2 million (US$285.4 million), respectively. Although we believe that our anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to protect the confidential information of our borrowers and investors may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and investors, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. Under the PRC Cyber Security Law, which took effect on June 1, 2017, we are required to formulate security management system and operational procedures, take measures to prevent acts that jeopardize cyber security such as computer virus, network attacks and network intrusion, and safeguard personal information, user information and business secrets. If we are deemed a critical information infrastructure under the Cyber Security Law, we will be subject to additional requirement regarding the construction, security protection, purchase of products and services, secrecy, localization of data, and annual evaluation of the infrastructure. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, adverse regulatory consequences, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2017. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Controls and Procedures.”

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

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We are applying for 273 trademarks, all of which are pending with the Trademark Office under the State Administration for Industry and Commerce. As of the date of this annual report, a total of 44 trademarks have been transferred to us by CreditEase. In addition, we have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks. However, the trademark licenses granted by CreditEase to us have not been filed with the Trademark Office under the State Administration for Industry and Commerce. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Intellectual Property Rights.” We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

Prior to our initial public offering, we were a wholly-owned subsidiary of CreditEase, and after our initial public offering, CreditEase remains as our controlling shareholder. We have benefited significantly and expect to continue to benefit significantly from our association with CreditEase in marketing our brand and our marketplace. Referrals from CreditEase’s nationwide service network currently accounts for a majority of our borrowers and loan volume. In 2015, 2016 and 2017, 49.5%, 42.5% and 27.1% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 67.0%, 62.0% and 45.6% of the total amount of loans facilitated through our marketplace, respectively. If user referrals through CreditEase decrease or become less effective, the quality of the borrowers referred by CreditEase does not meet our borrower qualification standards, or if we are unable to continue to use CreditEase as a user acquisition channel for any reason, our business and results of operations may be adversely and materially affected. There can be no assurance that we would be able to find other user acquisition channels to replace referrals from CreditEase on commercially reasonable terms, or at all. We also benefit from CreditEase’s strong brand recognition in China, which provides us credibility and a broad marketing reach. If CreditEase loses its market position, the effectiveness of our marketing efforts through our association with CreditEase may be materially and adversely affected. In addition, any negative publicity associated with CreditEase or any negative development in respect of CreditEase’s market position, financial condition, or in terms of compliance with legal or regulatory requirements in China, will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and brand.

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

As of March 31, 2018, CreditEase held 82.4% of our outstanding ordinary shares and total voting power. CreditEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our current memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Our executive chairman, Mr. Ning Tang, has considerable influence over us and our corporate matters. Mr. Tang beneficially owns 43.4% of the total outstanding shares of CreditEase, which is our controlling shareholder as of March 31, 2018. Moreover, as Mr. Tang, as a director of CreditEase, currently holds three out of the five votes of CreditEase’s board of directors, he therefore controls the decision making of CreditEase and indirectly has considerable influence over us, our corporate matters and matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our ordinary shares and our ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Contractual arrangements in relation to Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that (i) the contractual arrangements between Heng Ye, our wholly-owned subsidiary in China, Heng Cheng, our consolidated variable interest entity in China, and the shareholders of Heng Cheng, and (ii) the contractual arrangements between Heng Yu Da, our wholly-owned subsidiary in China, Yi Ren Wealth Management, our consolidated variable interest entity in China, and the shareholders of Yi Ren Wealth Management were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Heng Ye’s and Heng Yu Da’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Heng Cheng and Yi Ren Wealth Management for PRC tax purposes, which could in turn increase its tax liabilities without reducing Heng Ye’s and Heng Yu Da’s tax expenses. In addition, if Heng Ye or Heng Yu Da requests the shareholders of Heng Cheng or the shareholders of Yi Ren Wealth Management, as the case may be, to transfer their equity interests in Heng Cheng or Yi Ren Wealth Management, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Heng Ye or Heng Yu Da to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Heng Cheng and Yi Ren Wealth Management for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

In particular, PRC laws and regulations concerning the online lending information intermediary service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the Guidelines, the Interim Measures, the Custodian Guidelines, Circular 141 and Circular 57, and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the online lending information intermediary service industry and amend the existing laws and regulations in the future. See “—Risks Related to Our Business—The laws and regulations governing the online lending information intermediary service industry in China are developing and evolving and subject to changes. If we fail to obtain and maintain requisite approvals, licenses or permits applicable to our business, our business, financial condition and results of operations would be materially and adversely affected” and “—Risks Related to Our Business—If our practice is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the online lending information intermediary service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance marketplaces like us, which could materially and adversely affect our business and operations.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

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

An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-Added Telecommunication Services.” Heng Cheng has obtained an ICP license, and Yi Ren Wealth Management is in the process of applying an ICP license. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Heng Cheng and Yi Ren Wealth Management will be required to obtain a separate value-added telecommunications business operating license with respect to the services provided through mobile devices in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

An EDI License is a value-added telecommunications business operating license required for provision of data processing and transaction processing services. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 requires online lending information intermediaries, among other things, to apply for appropriate telecommunication business license in accordance with the relevant requirements of telecommunication authorities subsequent to completion of the record-filing with the local financial regulatory department. In accordance with the Guidelines and the Interim Measures, the relevant authorities are in the process of making detailed implementation rules regarding the application procedures for appropriate telecommunication business license by online lending information intermediaries. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

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

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. In addition, we rely on our third-party service providers, in particular the custody banks and payment companies that handle the transfer of funds between borrowers and investors, to have their own appropriate anti-money laundering policies and procedures. The custody banks and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

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

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Heng Ye and Heng Yu Da to adjust their taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, the maximum amounts of foreign debt that each company may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, which may not exceed two times its net assets as indicated in its latest audited financial report. The risk-weighted balance of cross-border financing of a company is calculated based on its outstanding amounts of Renminbi and foreign currency cross-border debt, multiplied by risk conversion factors corresponding to their respective remaining terms, loan categories and currency. However, for a one-year grace period starting from January 11, 2017, a foreign-invested company such as our PRC subsidiaries may elect to determine the maximum amount of its foreign debt in according with the rules in effect prior to Circular 9, or to comply with Circular 9. On the other hand, PRC domestic companies such as our consolidated variable interest entities must comply with Circular 9. Moreover, according to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to our consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).  In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use Renminbi converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and our private placement and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses and have a material adverse effect on the price of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. Since the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China until August 2017 where the Renminbi started to appreciate against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a flexible currency policy.

Our operations are conducted through subsidiaries and VIEs located in China where Renminbi is the functional currency. Our reporting currency is also Renminbi. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our liquidity and cash flows. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount we would receive.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ADSs.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. For example, on January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which sets out certain measures tightening genuineness and compliance verification of cross-border transactions and cross-border capital flow, including (i) improving the statistics of current account foreign currency earnings deposited offshore; (ii) requiring banks to verify board resolutions, tax filing forms, and audited financial statements before wiring foreign invested enterprises’ foreign exchange distributions above US$50,000, and (iii) strengthening genuineness and compliance verification of foreign direct investments. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have accrued the employee benefit according to the local governments’ regulations in financial statement, but we have not made adequate employee benefits payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Yirendai Ltd. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Yirendai Ltd. or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ADSs.

Discontinuation of preferential tax treatment or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit companies qualified as “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Heng Ye, one of our PRC subsidiaries, was qualified as a “software enterprise” in July 2016, and accordingly is eligible for an exemption of enterprise income tax for 2015 and 2016 and a reduced enterprise income tax at the rate of 12.5% from 2017 through 2019.  However, Heng Ye’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China.  If Heng Ye fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Heng Yu Da, one of our PRC subsidiaries, is eligible for a reduced enterprise income tax rate of 15% for the year 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, Heng Yu Da’s favorable tax treatment is subject to an annual filing requirement. Moreover, the relevant rules and policy initiative may change, and favorable tax treatment under these rules are available only to companies meeting certain qualifications. Therefore there is uncertainty as to whether and for how long Heng Yu Da can continue to enjoy such favorable tax treatment after 2017. If such favorable tax treatment becomes unavailable to Heng Yu Da in the future, its applicable corporate income tax rate would increase to 25%, which may affect our financial condition and results of operations.

The current PRC income tax laws and regulations are not clear as to whether the provision for quality assurance program and the actual net payouts from quality assurance program are tax deductible relating to online lending platform intermediaries. Currently, we treat this as a temporary difference which means the provision for quality assurance program is non-deductible while the actual quality assurance program net payouts would be deductible for tax purposes when payments occur. However, due to the unclear PRC income tax laws and regulations as well as uncertainty in practice, there exist risks that the actual net payouts from quality assurance program may not be deductible from taxable income.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” As of December 31, 2017, we accrued RMB11.3 million (US$1.7 million) of withholding tax liabilities, associated with our cash dividends to be distributed overseas from our PRC subsidiaries for general corporate purposes. Aside from the above distributions, we intend to indefinitely reinvest all remaining undistributed earnings as of December 31, 2017 in our PRC subsidiaries. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Yirendai Hong Kong Limited, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business promulgated by the State Administration of Taxation, which became effective in January 2008, or Circular 59, the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises promulgated by the State Administration of Taxation in February 2015, or Circular 7, and the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source promulgated by the State Administration of Taxation in October 2017 and taking into effect in December 2017, or SAT Circular 37.

Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” or other taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes.

In addition, Circular 7 provides clearer criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

SAT Circular 37 provides certain changes to the current withholding regime. For example, SAT Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven (7) days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to SAT Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59, Circular 7 and SAT Circular 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and SAT Circular 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 59, Circular 7 and SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 59, Circular 7 and SAT Circular 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

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

The trading price of our ADSs has ranged from US$19.85 to US$53.5 per ADS in 2017. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

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

We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment.

Our board of directors has discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. On July 29, 2017, our board of directors approved a semi-annual dividend policy. Under this policy, semi-annual dividends will be set at an amount equivalent to approximately 15% of our anticipated net income after tax in each half year commencing from the second half of 2017. The determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors that the board may deem appropriate. As such, the amount of dividends that you will receive are subject to change. In addition, there can be no assurance that we will not adjust our dividend policy in the future. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2018, we had 121,409,056 ordinary shares outstanding. Among these shares, 20,895,194 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.  To the extent shares are sold into the market, the market price of our ADSs could decline.

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

We have adopted share incentive plans in September 2015 and July 2017, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”  We have registered certain ordinary shares that we may issue under our share incentive plans and intend to register all ordinary shares that we may issue under our share incentive plans. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and relevant lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchased ADSs.

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

We were previously subject to two shareholder class action lawsuits that were subsequently dismissed. However, we cannot assure you that we will not be subject to other shareholder class action lawsuits in the future.

We were previously subject to two shareholder class action lawsuits that were subsequently dismissed. See details on the putative shareholder class action lawsuits in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” On July 12, 2017, the United States District Court for the Central District of California dismissed the class action lawsuits and concluded that the plaintiff’s action, which was not certified as a class action, shall be dismissed with prejudice.  However, we cannot assure you that we will not be subject to other shareholder class action lawsuits in the future. If we are subject to other shareholder class action lawsuits, we will be unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat Heng Cheng and Yi Ren Wealth Management as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, and based upon our income and assets, including goodwill, and the value of our ADSs and ordinary shares, we do not believe that we were be a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future.

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

Item 4.   Information on the Company

A.            History and Development of the Company

We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase, which remains as our parent company and controlling shareholder after our initial public offering in December 2015. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. Yirendai Ltd. then established a wholly owned subsidiary in Hong Kong, Yirendai Hong Kong Limited, or Yirendai HK, in October 2014, and Yirendai HK further established Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., or Heng Ye, our wholly owned subsidiary in China, in January 2015. Yirendai HK further established Chongqing Heng Yu Da Technology Co., Ltd., or Heng Yu Da, our wholly owned subsidiary in China, in March 2016. Heng Ye further established Yi Ren Information Consulting (Beijing) Co., Ltd. or Yi Ren Information, our wholly owned subsidiary in China, in August 2017.

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

We currently conduct our online consumer finance marketplace business in China through Heng Ye and Heng Yu Da, and our consolidated variable interest entities, Heng Cheng and Yi Ren Wealth Management. Heng Cheng operates our website www.yirendai.com and has an ICP license as an internet information provider. Yi Ren Wealth Management operates our wealth management website and mobile application, which serves as an online portal for investment products, including the loan products offered by us as well as other investment products offered by third parties. Yi Ren Wealth Management is in the process of applying for an ICP license. In addition, Yi Ren Information provides assistance to borrowers on our platform in seeking loans from banks and other institutional fund providers.

Our principal executive offices are located at 10/F, Building 9, 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5395-3680.

B.            Business Overview

We are a leading fintech company in China connecting investors and individual borrowers. We facilitated loans in an aggregate principal amount of approximately RMB73.9 billion (US$11.4 billion) and served 1,092,938 borrowers and 1,300,398 investors from our inception in March 2012 through December 31, 2017.

Our online platform automates key aspects of our operations and enables us to efficiently match borrowers with investors and execute loan transactions. Leveraging the extensive experience of our parent company CreditEase, we provide an effective solution to address largely underserved investor and individual borrower demand in China. CreditEase is a large financial services company focusing on providing inclusive finance and wealth management products and services in China. Our borrowers come from a variety of channels, including online sources, such as the internet and our mobile applications, as well as offline sources, such as referrals from CreditEase’s nationwide service network. In 2015, 2016 and 2017, we facilitated over RMB2,728.9 million, RMB7,612.7 million and RMB 22,537.4 million (US$3,463.9 million) in loans through our mobile applications, respectively, representing 28.6%, 37.2% and 54.4% of the total amount of loans facilitated through our marketplace in the respective periods.

We currently target prime borrowers, comprising credit card holders with stable credit performance and salary income, whose increasing consumption credit needs are largely underserved by traditional financial institutions. We strategically focus on prime borrowers as we believe members of this group tend to be more creditworthy and more receptive to internet finance solutions and thus have greater tendency to use innovative consumer finance products to fund their consumption needs.  Our technology-driven platform provides a flexible, cost-efficient and time-saving solution to address their financial needs. Our online marketplace offers qualified borrowers who successfully complete our online application and meet our borrower requirements quick and convenient access to affordable credit at competitive prices. All of the loans facilitated through our marketplace feature fixed interest rates. To provide a transparent marketplace, the interest rates, transaction fees and other charges are all clearly disclosed to borrowers upfront.

Our online marketplace provides investors with attractive returns with investment thresholds as low as RMB100 (US$15.4). Investors have the option to individually select specific loans to invest in or to use our automated investing tool that identifies and selects loans on the basis of a targeted return. With the aim of limiting losses to investors from borrower defaults, we also offer investors a quality assurance program, which is funded by a portion of the transaction fees that we charge borrowers.  In addition, we provide investors with access to a liquid secondary market, giving them an opportunity to exit their investments before the underlying loans become due. We currently conduct our business operations exclusively in China, and our online consumer finance marketplace does not facilitate investments by investors located in the United States. Currently, all of the investors come from online channels.

We are transitioning into a comprehensive online financial services platform that enables independent third parties to promote and sell a diversified portfolio of services to cater to various needs of the investors on the platform, including the growing needs of online wealth management services.  With the personalized online wealth management services available on our platform, our online wealth management platform is well-positioned to tap into China’s individual wealth management market.

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

We have experienced significant growth since we launched our marketplace in March 2012. Our total net revenues increased from RMB1,313.6 million in 2015 to RMB3,238.0 million in 2016, and further increased to RMB5,543.4 million (US$852.0 million) in 2017. Our net  income increased from RMB275.3 million in 2015 to RMB1,116.4 million  in 2016, and further increased to RMB1,371.8 million (US$210.8 million) in 2017.

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

Borrower Profile and Base

Based on the information disclosed to us, as of December 31, 2017, our historical borrower profile was 77.9% male and 22.1% female, while 69.4% were 35 years of age or less.

In 2015, 2016 and 2017, we facilitated loans to 146,390, 321,019 and 649,154 borrowers through our platform, respectively. We do not permit borrowers to hold more than one loan that has been facilitated through our platform at a time. The total amount of funds loaned to borrowers through our platform was RMB9,557.6 million, RMB20,486.1 million and RMB41,406.1 million (US$6,364.0 million) in 2015, 2016 and 2017, respectively.

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

We also acquire borrowers through referrals from CreditEase’s nationwide service network across over 267 locations in China as part of our contractual arrangement with CreditEase. Under this arrangement, CreditEase is obligated to refer borrowers who fall within our target borrower group to our online marketplace, in exchange for which we pay CreditEase a referral fee. The cost of services which CreditEase provides to us may from time to time increase, based on commercial negotiations between CreditEase and us. In 2016, pursuant to our contractual agreement with CreditEase, the fee rate for the offline borrower acquisition services which CreditEase provides to us increased from 5% to 6% of the loans facilitated to borrowers referred by CreditEase for the three years starting 2016. After that, the fee rate may be adjusted on a yearly basis based on commercial negotiation, and after taking into consideration the costs to CreditEase for providing such services and with reference to market rates. Once a potential borrower is referred to us, all the remaining aspects of the transaction life cycle are handled by us, with our online marketplace facilitating the loan transaction, from application to credit decisioning to matching and servicing. Our referral arrangement with CreditEase is designed so that CreditEase does not compete with our online consumer finance marketplace business. In 2015, 2016 and 2017, 49.5%, 42.5% and 27.1% of our borrowers were acquired through referrals from CreditEase, respectively. The average size of loans sourced through offline channels tends to be larger than that of loans sourced through online channels.

The following table provides a breakdown of the number of borrowers using our platform by channel:

	For the Year Ended December 31,
	2015	2016	2017
Number of borrowers(1):
Borrowers from online channels	74,000	184,430	472,960
Borrowers from offline channels	72,390	136,589	176,194
Total number of borrowers	146,390	321,019	649,154

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

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Amount of loans facilitated(1)	9,557,613	100.0	20,486,128	100.0	41,406,058	6,363,995	100.0
Loans generated from online channels	3,152,272	33.0	7,780,555	38.0	22,543,298	3,464,842	54.4
Loans generated from offline channels(2)	6,405,341	67.0	12,705,573	62.0	18,862,760	2,899,153	45.6

(1)         In October 2016, we launched a new program named “Top-up Program” whereby we facilitate a new loan for a qualified borrower to replace his or her existing loan on our platform. Top-up Program is a service provided to qualified borrowers to enhance customer experience and serve their lifetime credit needs. The entire amount of the new loans facilitated under the Top-up Program is included in the amount of loans facilitated presented in the table above and elsewhere in this annual report . The total contractual amount of all loans facilitated in 2017, including only the top-up amount, i.e. the portion of the new loan exceeding the outstanding balance of the existing loan, was RMB39,453.4 million (US$6,063.9 million).

(2)         RMB247.4 million of loans generated from offline channels for 2015 were funded through Trust No. 1. RMB300.0 million of loans generated from offline channels for 2016 were funded through Trust No. 2. RMB556.8 million (US$85.6 million) of loans generated from offline channels for 2017 were funded through Trust No. 3. RMB196.0 million(US$30.1 million) of loans generated from offline channels for 2017 were funded through Bohai Trust No. 1. For more information about the trusts, please see “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

The following table provides the number of borrowers and new borrowers who took out a loan during each quarter presented:

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Number of new borrowers	27,536	34,487	36,307	47,549	49,772	67,756	90,772	104,160	115,221	126,901	172,169	175,221
Total number of borrowers	27,581	34,568	36,493	48,072	50,542	68,882	92,479	110,785	124,953	138,529	192,725	202,370

We acquire borrowers through various online channels as well as referrals from CreditEase’s nationwide service network. The increase in the number of borrowers over the periods presented was attributable to our efforts in borrower acquisition.  As of December 31, 2017, 5.4% of our cumulative borrowers have borrowed more than one loan on our platform.

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

Investor Profile and Base

Based on the information disclosed to us, as of December 31, 2017, our historical investor profile was 55.6% male and 44.4% female, while 74.5% were 40 years of age or less.

In 2015, 2016 and 2017, 326,055, 597,765 and 592,642 investors invested through our platform, respectively. The total amount of funds invested by investors through our marketplace was RMB11.9 billion, RMB25.0 billion and RMB48.1 billion (US$7.4 billion) in 2015, 2016 and 2017, respectively.

Investor Acquisition

We attract a fast growing majority of our investors through online channels and currently attract almost all of our investors from such channels. Our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust, and word-of-mouth marketing. We also attract investors through CreditEase’s nationwide service network, which refers potential investors to our marketplace who have expressed interest in the types of loan products offered on our online marketplace.

The following table provides a breakdown of the number of investors using our platform by channel:

	For the Year Ended December 31,
	2015	2016	2017
Number of investors(1):
Investors from online channels	317,051	597,765	592,642
Investors from offline channels	9,004	—	—
Total number of investors	326,055	597,765	592,642

(1)         The number of investors for a specified period represents the number of investors who have made at least one investment in loans during such period. An investor who makes investments through our platform through both online and offline channels during a period is counted as an investor acquired from online channels for the purpose of the table above.

The following table provides the number of investors and new investors who made at least one investment during each quarter presented:

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Number of new investors	16,207	31,281	125,667	139,608	163,682	136,120	101,236	111,031	99,016	98,012	114,629	127,558
Total number of investors	25,124	44,000	144,107	177,501	212,318	206,706	177,499	194,505	192,505	199,591	214,967	233,374

We attract a fast growing majority of our investors through online channels and currently attract almost all of our investors from such channels. Our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust, and word-of-mouth marketing. We also attract investors through CreditEase’s nationwide service network, which refers potential investors to our marketplace who have expressed interest in the types of loan products offered on our online marketplace.

While we observed a decline in the number of new investors from the second quarter of 2016 to the first half of 2017, the average investment amount of new investors increased continuously throughout the same period. This mainly resulted from our strategy to focus more on acquiring quality investors who are more willing to increase their investment amounts or reinvest on our platform. Starting from the third quarter of 2017, the number of new investors increased, which was mainly due to our increased investments in our online wealth management platform. As of December 31, 2017, 41.3% of our cumulative investors have made more than one investment on our platform.

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

Standard Loan Products

In 2015, 2016 and 2017, the average loan amounts for our standard loan products were approximately RMB82,816, RMB90,143 and RMB102,265 (US$15,718), respectively. To apply for a standard loan, a borrower needs to complete an online application providing information such as their PRC identity card information, a bank statement with proof of monthly income and credit report from the PBOC, as well as the desired loan amount and term. In 2015, 2016 and 2017, our standard loan products represented the majority of the loans that were made through our marketplace.

FastTrack Loan Products

FastTrack loans are a new, fast expanding product that is currently only available through our mobile applications. These loans can be as large as RMB100,000 (US$15,369.7). In 2015, 2016 and 2017, the average FastTrack loan amounts were RMB39,458, RMB39,272 and RMB45,618 (US$7,011), respectively. To apply for a FastTrack loan, a borrower completes an online application providing their PRC identity card information, e-commerce account information, mobile phone number, credit card statement and if applicable, PBOC credit report, housing fund information and life insurance policy information, as well as the desired loan amount and duration. This product offers near instantaneous credit approval, allowing qualified borrowers to receive an initial decision in as fast as ten minutes.

Loan Pricing Mechanism

We use a proprietary credit scoring model to assess the creditworthiness of potential borrowers. Our credit scoring model aggregates and analyzes the data submitted by the borrower as well as the data we collect from a number of internal and external sources, and then generates a score for the prospective borrower. In the second quarter of 2017, we launched our new credit scoring system, the Yiren score, which can be used to more accurately characterize a borrower’s credit profile. Under this new credit scoring system, we have an upgraded risk grid with five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. The expected M3+ Net Charge-off Rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

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

Automated investing tool. Our automated investing tool represents the most popular way for investors to invest in loans through our marketplace. With our automated investing tool, an investor agrees to invest a specified amount of money to borrowers through our marketplace for a specified period of time. Once an investor commits funds using the tool, his funds are automatically allocated among approved borrowers. Our automated investing tool automatically reinvests investors’ funds as soon as a loan is repaid, enabling investors to speed the reinvestment of cash flows without having to continually revisit our website or mobile application. Unless an emergency withdrawal fee is paid, investors using our automated investing tool are not allowed to withdraw their funds prior to the expiration of the specified investment period, which does not necessarily match the term of the loans to which the automated investing tool allocates the investor’s funds. In 2015, 2016 and 2017, the vast majority of funds invested by investors through our marketplace were invested utilizing this automated investing tool.

The minimum threshold for a lending commitment made through our automated investing tool is RMB100 (US$15.4). In 2015, 2016 and 2017, the average amounts invested through our automated investing tool by each investor were RMB35,327, RMB41,530 and RMB80,446 (US$12,364), respectively, and the current average annual rates of return to investors after deducting the management fee were up to 10.5%. The specific rate of return offered to an investor using our automated investing tool varies with the duration of the committed investment term, which can be as short as three months, and the average interest returns of the loans to which the automated investing tool allocates the investor’s funds, which are also dependent on loan term.

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

The minimum threshold for a lending commitment made through our self-directed investing tool is RMB100 (US$15.4). In 2015, 2016 and 2017, the average amounts invested through our self-directed investing tool by each investor were RMB85,787, RMB58,419 and RMB139,136 (US$21,385), respectively. The rate of return offered to an investor after deducting the management fee varies with the duration of the investment term, with 9.0% corresponding to a 12-month loan and 11.3% corresponding to a 48-month loan.

Quality Assurance Program and Guarantee

In January 2015, we launched our current quality assurance program. Under the current arrangement, we set aside a certain amount of cash in an interest-bearing custody account. The quality assurance program covers loans originated on or after January 1, 2015. If a loan originated on or after January 1, 2015 defaults, we will withdraw funds from the quality assurance program to repay the principal and accrued interest for the defaulted loan, unless the quality assurance program is depleted. At the inception of each loan, we set aside cash in an amount equal to a certain percentage of the loan amount facilitated on our platform. We reserve the right to revise this percentage upwards or downwards from time to time. In addition, we monitor the balance of the quality assurance program on a monthly basis, and adjust on a quarterly basis by putting an appropriate additional amount of cash from other sources into the quality assurance program as needed to ensure we can sufficiently cover the expected net payouts. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.”

We cooperated with Zhejiang Chouzhou Commercial Bank to furnish borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to replenish such deposit from time to time so that the amount of guarantee deposits met a certain percentage of the related outstanding loan. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. In January 2018, we entered into a three-year business agreement with PICC Property and Casualty Company Limited. PICC Property and Casualty Company Limited provides surety insurance for loans facilitated through our online marketplace and will reimburse investors their principal and expected interest in the event of loan default. In March 2018, we began to cooperate with a guarantee company, whereby the guarantee company provides guarantee for loans facilitated through our online marketplace for the assurance that investors’ principal and interest would be repaid in the event that their loans default.  See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.”

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

Fees Charged to Investors

We charge investors various on-going as well as one-time fees, depending on their specific investment activity on our marketplace. We charge investors a monthly management fee for using our automated investing tool and self-directed investing tool. The monthly management fee for using the automated investing tool is the difference between the interest rates on the underlying loans which range from 10.0% and 12.5%, and the targeted returns offered to investors which up to 10.5%. The monthly management fee for using the self-directed investing tool is equal to 10% of the interest that investors receive, which ranges from 10.0% to 12.5%. A one-time fee is charged to all investors for each loan transferred over our secondary loan market.

Our Platform and the Transaction Process

We believe that our platform enables a fast loan application process, a credit assessment that more accurately determines an applicant’s creditworthiness and a superior overall user experience. Our platform touches each point of our relationship with our borrowers and investors, from the application process through the funding and servicing of loans.

We provide an automated, streamlined application process. To borrowers and investors alike, the process is designed to appear simple, seamless and efficient but our platform leverages sophisticated, proprietary technology to make it possible. The entire process from initial application to disbursement of funds typically takes 30 minutes to 24 hours.

Stage 1: Application

Our borrower application process begins with the submission of a loan application by a prospective borrower. Borrowers can apply through our website or mobile applications. For borrowers acquired through CreditEase’s nationwide service network, a CreditEase salesperson will guide the prospective borrower in completing the application process and input the application and required information into our system. As part of both the online and offline application process, the prospective borrower is asked to provide various personal details. The specific personal details required will depend upon the borrower’s desired loan product, but typically include PRC identity card information, employer information, bank account information, credit card information and a credit report from the PBOC. For our FastTrack product, applicants may complete an application on our platform in three steps taking as little as ten minutes, significantly reducing the time normally spent applying for a loan.

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

Following initial qualification, we commence a credit review utilizing our proprietary credit scoring model to generate an Yirendai score for the prospective borrower that drives the decision whether to extend credit. Our current proprietary credit-scoring model originates from a credit scoring system that was developed by CreditEase in conjunction with Fair Issac Corporation, or FICO, a leading U.S. provider of analytics software and tools used to manage risk and fight fraud. We have further modified our credit scoring system to adapt it to the realities of the Chinese market, which has historically had no source of widely available consumer credit information. In the second quarter of 2017, we launched our new credit scoring system, the Yiren score, which can be used to more accurately characterize borrower’s credit profile. Under this new credit scoring system, we have an upgraded risk grid with five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. Today, our credit scoring system uses our own scoring criteria, and is routinely monitored, tested, updated and validated by our risk management team. Following the generation of the Yirendai score and Yiren score, our credit decisioning system makes a determination as to whether the prospective borrower is qualified. Unqualified borrowers are notified of the decision to decline their applications for failing to meet minimum requirements.

For a potential borrower who passes our initial qualification phase and is applying for our loan products, the application proceeds to our credit assessment team for review. A member of our credit assessment team will first conduct a telephone verification interview with the applicant. After the initial telephone verification interview, at least one member of credit assessment team will analyze the application and Yirendai score or Yiren Score.  If a member of the credit assessment team suspects there may be fraud involved with a particular loan application or determines that additional verification is needed to complete the credit decisioning process, that team member will conduct further due diligence and verification, such as additional phone calls to the borrower applicant and the applicant’s employer that is identified in the application. While these additional steps have led us to discover instances of invalid information provided by prospective borrowers in the past, the number of such instances has not been significant. Following this review, the credit assessment team will either approve the loan as is, approve the loan with one or more modified sets of loan characteristics, or decline the loan application. In 2015, 2016 and 2017, 25.7%, 39.7% and 72.0% of all loan applications that passed the initial qualification phase were approved by our credit assessment team, respectively. The approval rate by our credit assessment team improved as we enhanced our initial qualification process by rejecting non-qualified borrowers at an early stage. In 2015, 2016 and 2017, 12.7%, 14.5% and 14.5% of all loan applications were approved.

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

Proprietary Credit Scoring Model and Loan Qualification System

We use a proprietary credit scoring model to assess the creditworthiness of potential borrowers. This credit scoring model originates from a credit scoring system that was developed by CreditEase in conjunction with FICO. We have further modified our credit scoring model to adapt it to the realities of the Chinese market, which has historically had no source of widely available consumer credit information. Our credit scoring model aggregates and analyzes the data submitted by the borrower as well as the data we collect from a number of internal and external sources, and then generates a score for the prospective borrower. In the second quarter of 2017, we launched our new credit scoring system, the Yiren score, which can be used to more accurately characterize borrower’s credit profile. Our relationship with CreditEase allows us to further enhance the depth of our credit scoring model through our ability to rely on its over ten years of loan data. In addition to its strong analytical foundation, our credit scoring model is routinely monitored, tested, updated and validated by our risk management team.

The following table presents the key criteria that materially impact a borrower’s credit score:

Criteria	Examples	Effect on Credit Score
Purpose of the loan	Personal consumption	• No monotonic correlation

Customer attributes	Education background	• Positive correlation
• Higher education leads to higher score

Usage and performance of the loans from other financial institutions	Maximum amount of loans that the borrower has borrowed from commercial banks	• Positive correlation • The larger the amount of bank loans, the higher the score

Credit card usage and payment pattern	Frequency of credit card usage	• Negative correlation
• Above a certain threshold, the higher the frequency of credit card usage, the lower the score

Public record	Court enforcement record	• No monotonic correlation
• A borrower’s score is lower if he/she has been subject to court enforcement

Income and debt condition	Salaries	• Positive correlation
• Below a certain threshold, the higher the salary, the higher the score

Geographic location	Province or city where the borrower is located	• No monotonic correlation • A borrower’s score is lower if he/she is located in a province or city where we face intense market competition

Job stability	Length of employment	• Positive correlation
• The longer the employment, the higher the score

Online merchant purchasing pattern	Recent average consumption level	• Positive correlation
• The higher the recent average consumption level, the higher the score

The credit scores derived from our proprietary credit scoring model containing the criteria mentioned above are used to determine which of the segments in our pricing grid a particular borrower falls into.

Under our new credit scoring system, we have an upgraded risk grid with five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. The expected M3+ Net Charge-off Rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. The following table presents the risk grades with the corresponding Yiren scores, the expected M3+ Net Charge-off Rate, the current annualized interest rate and the average transaction fee rate:

Risk Grade	Yiren Scores	Expected M3+ Net Charge-off Rate	Annualized Interest Rate (1)	Average Transaction Fee Rate (2)
I	790+	<3.0%	10.0-12.0%	13.6%
II	750-<790	3.0% - 5.0%	10.0-12.0%	17.4%
III	720-<750	5.0% - 7.0%	10.0-12.0%	19.7%
IV	690-<720	7.0% - 9.0%	10.0-12.0%	24.0%
V	640-<690	9.0% - 13.0%	10.0-12.0%	27.0%

(1)         The annualized interest rate that borrowers pay to investors varies from 10.0% to 12.0%, depending on the term of the loan.

(2)         The transaction fee rate is calculated as the total transaction fee that we charge borrowers for the entire life of the loan, divided by the total amount of principal. The average transaction fee rate presented in the table above is the simple average of the transaction fee rates for loans falling under the same risk grade, but with different tenures and repayment schedules.

We allow prospective borrowers who initially fail to meet our borrower criteria to reapply for a loan after a certain period of time, typically six months, if they are able to demonstrate a verifiable improvement in the criteria that impact their Yiren score. For prospective borrowers that we determine present a fraud risk, reapplications are never permitted.

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

Our credit assessment team consisted of 88 members as of December 31, 2017. Each application for loan products received through our platform is reviewed by at least one member of our credit assessment team. Members of our credit assessment team analyze loan applications and also assist with fraud detection and borrower verification, leveraging skills learned through training and on-the-job experience to evaluate loans on the basis of direct communications with potential borrowers. For each loan application, at least one member of credit assessment team will analyze the application and Yirendai score or Yiren Score.In 2015, 2016 and 2017, 25.7%, 39.7% and 72.0% of all loan applications that passed the initial qualification phase were approved by our credit assessment team, respectively.

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

Under the quality assurance arrangement, if a borrower is 15 days delinquent in repaying an installment of principal and interest of a loan, we will withdraw an amount from the custody account to repay the delinquent installment of principal and interest to the corresponding investor. If a borrower is 90 days delinquent in repaying an installment of principal and interest on a loan, we will withdraw an amount from the custody account to repay the delinquent installment principal and interest, plus the entire outstanding balance of the loan principal, to the corresponding investor. If the quality assurance program becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis. Prior to July 2017, their outstanding unpaid balances would be deferred to the next time the quality assurance program was replenished, at which time a distribution would again be made to all investors with delinquent loans. Following replenishment of the quality assurance program, in the event that the amount of funds was again insufficient to pay back all investors with delinquent loans, the investors would again be repaid on a pro rata basis, although in this case the number of investors sharing pro rata in the quality assurance program would increase to include the unpaid investors from prior periods as well as the unpaid investors from the current period. If the quality assurance program was continually underfunded, investors may need to wait for extended periods to receive a full distribution from the quality assurance program, or incur a loss on their investment if the quality assurance program was not sufficient. In addition, from November 2015 to July 2017, we placed a two-year limit on the period during which an investor had the right to receive distribution from the quality assurance program, which meant if an investor had not recovered the full default amount by the time that was two years and 90 days from the original due date, then the investor would no longer have the right to receive pro rata repayment from our quality assurance program. After July 2017, after being repaid on a pro rata basis in the event the quality assurance program becomes insufficient to pay back all the investors with delinquent loans, the investors' outstanding unpaid balances would not be deferred to the next time the quality assurance program was replenished. As a result, investors will bear the risk that they will not be able to fully recover their investment principal and unpaid interest.

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

In the fourth quarter of 2015, in order to continue to attract new and retain existing investors and to remain consistent with the current industry practice in China, we revised our quality assurance program funding policy to ensure that we set aside sufficient cash in the quality assurance program to cover the expected net payouts, based on our business intention but not legal obligation. In addition to setting aside a certain percentage of the loan amount at the inception of each loan, we monitor the balance of the quality assurance program on a monthly basis, and adjust on a quarterly basis by putting an appropriate additional amount of cash from other sources into the quality assurance program as needed to ensure we can sufficiently cover the expected net payouts. Moreover, in July 2017, we changed our funding policy for our quality assurance program. Instead of setting aside the full amount to be contributed to the program in a lump sum, we contribute to the program in installments with each instalment equal to 30% of transaction fee we receive from the borrower each time until the full amount is contributed.

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

From August 2017 to December 2017, we cooperated with Zhejiang Chouzhou Commercial Bank, which made its own lending decisions in certain loans facilitated on our platform. Pursuant to the cooperation agreement, we, together with CreditEase, furnished borrower referral and facilitation services to Zhejiang Chouzhou Commercial Bank with a maximum loan amount of RMB3 billion by assessing and providing a preliminary assessment of borrowers’ credit risks to Zhejiang Chouzhou Commercial Bank to facilitate its own lending decision, which was subject to its own assessments of borrowers’ credit risks and own loan approvals. We provided guarantee deposits to Zhejiang Chouzhou Commercial Bank to protect it from potential losses due to loan delinquency and undertook to replenish such deposit from time to time. We also undertake to repay Zhejiang Chouzhou Commercial Bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to Zhejiang Chouzhou Commercial Bank we will obtain the creditor’s rights in respect of the relevant default amount.

In January 2018, we entered into a three-year business agreement with PICC Property and Casualty Company Limited. Pursuant to the business agreement, PICC Property and Casualty Company Limited provides surety insurance for loans facilitated through our online marketplace with 12-month term and with an amount not exceeding RMB200,000 (approximately US$31,000), and will reimburse investors their principal and expected interest in the event of loan default within the agreed scope of the agreement. In March 2018, we began to cooperate with a guarantee company, whereby the guarantee company provides guarantee for loans facilitated through our online marketplace with 12-month term, 24-month term and 36-month term for the assurance that investors’ principal and interest would be repaid in the event that their loans default, and the guarantee companies charge borrowers a guarantee fee for the guarantee services. The guarantee company can further purchase credit insurance for the loss compensation resulted from their guarantee services in the event the guaranteed loans default from certain qualified insurance company to reduce its credit risk exposure.

For our liabilities associated with the quality assurance program and guarantee, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Statements of Operations Items—Quality Assurance Program and Guarantee.”

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

•                  Mobile applications. We have developed different user-friendly mobile applications for borrowers and investors, which enable borrowers and investors alike to access our platform at any time or location that is convenient. We launched our first mobile application during the fourth quarter of 2013, and approximately 28.6% , 37.2% and 54.4% of loans in terms of amount were facilitated through our mobile applications in 2015, 2016 and 2017, respectively.

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

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have made applications for 273 trademarks, all of which are pending with the Trademark Office under the State Administration for Industry and Commerce. As of the date of this annual report, a total of 44 trademarks have been transferred to us by CreditEase. We have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “” (Chinese equivalent for CreditEase).

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

•                  China Banking and Insurance Regulatory Commission, or the CBIRC, a newly established public institution in April 2018 which has consolidated the duties of the former China Banking Regulatory Commission and the duties of the former China Insurance Regulatory Commission, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

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

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended  respectively in September 2008 and February 2016 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. The Guidance Catalog of Industries for Foreign Investment amended in 2017 and Circular 196 promulgated by MIIT in June 2015 allow a foreign investor to own more than 50% of the total equity interest in an online data processing and transaction business (e-commerce business).

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

In light of the above restrictions and requirements, we operate our online marketplaces through Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities. Heng Cheng has received an ICP License, the VATS License for internet information services, and Yi Ren Wealth Management is in the process of applying for an ICP License. Certain trademarks relating to our value-added telecommunications business have been transferred to us by CreditEase, in order to comply with the requirement that registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders.

Regulations Relating to Online Lending Information Intermediary

Due to the relatively brief history of the online lending information intermediary service industry in China, the regulatory framework governing our industry have undergone significant changes in recent years and may continue to evolve. In addition, there are certain other general rules, laws and regulations that may be relevant or applicable to the online lending information intermediary service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreement between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online lending information intermediaries or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online lending information intermediary, which only provides intermediary services, the courts will dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online lending information intermediary guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the online lending information intermediary assumes the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the excess will not be enforced by the courts. The Supreme People’s Court issued Certain Opinions Concerning Further Strengthening Finance Judgment Work on August 4, 2017, or the Opinions on Finance Judgment, which provides that the courts in adjudication of private loan disputes should invalidate contractual provisions attempting to circumvent the cap on judicially-protected interest rate, such as pre-deduction of principal or interest, or disguised high interest rate, and if online lending information intermediaries and lenders seek to use the form of intermediary charges to circumvent the cap on judicially-protected interest rate, it should be invalidated.

In December 2017, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly issued the Notice on Rectification of Cash Loan Businesses, or Circular 141, which requires that the interests and all the comprehensive capital costs charged and collected from a borrower should be uniformly converted into an annualized capital cost which shall not exceed the ceiling amount provided by the Private Lending Judicial Interpretations. See “—Our Products and Services—Loan Pricing Mechanism.”

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$153,697), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$76,849), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

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

The Interim Measures do not allow (i) the balance of money borrowed by the same natural person and the same legal person or other organization on the same online lending information intermediary platform to exceed RMB200,000 (US$30,739) and RMB1,000,000 (US$153,697), respectively; or (ii) the total balance of money borrowed by the same natural person and the same legal person or other organization on different online lending information intermediary platforms to exceed RMB1,000,000 (US$153,697) and RMB5,000,000 (US$76,849), respectively. The fund raising period set by an online lending information intermediary for each single financing project must not exceed 20 business days.

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

In November 2016, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, and the State Administration for Industry and Commerce jointly issued the Guide to the Record-filing of Online Lending Information Intermediaries, or the Record-filing Guidelines, which outlines the rules, procedures and required documents for the record-filing of online lending information intermediaries, and directs local financial regulatory departments to adopt detailed implementation rules for the record-filing by online lending information intermediaries within their jurisdictions. However, specific rules and procedures regarding, among other things, assessment standards and classification rules for the filings by online lending information intermediaries with local financial regulatory departments, application for appropriate telecommunication business licenses and the addition of online lending information intermediary services to the business scope on business licenses have yet to be formulated and issued. In December 2017, the Office of Leading Group on Special Rectification of Risks in the Online Lending, the regulator for administration and supervision on the nationwide Internet finance and online lending, or the National Rectification Office, issued the Notice on Rectification and Inspection Acceptance of Risk of Online Lending, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filling of online lending information intermediaries. Circular 57, among other things, requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. If an online lending information intermediary institution passes the inspection, the local governmental authorities shall complete its record-filling. Circular 57 also requires local authorities to complete record-filings of online lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed to May 2018 or June 2018.

In accordance with the Guidelines and the Interim Measures, the CBRC also issued two other implementation rules and regulations in addition to the Record-Filing Guidelines, namely, (i) the Guidelines for the Depository Business of Online Lending Funds in February 2017, or the Custodian Guidelines; and (ii) the Guidelines for the Disclosure of Information on Business Activities of Online Lending Information Intermediaries in August 2017, or the Disclosure Guidelines. The Custodian Guidelines require each online lending information intermediary to set up a custody account with a single commercial bank for the funds of investors on its platform, take responsibility for the continued development and secure operation of its technical system, make appropriate information disclosure to the custody bank, perform daily account reconciliation with the custody bank, safely maintain its accounts and records, arrange for the independent audits of the custody account and publicly disclose the audit results, and cooperate with the custody bank in meeting anti-money laundering obligations. The Disclosure Guidelines sets forth the information disclosure requirement for online lending information intermediaries, including with respect to their filings and licenses, fund custody, organization, operation, risk management, data regarding loans facilitated, financial audit and compliance review, and channels for customer complaints. In addition, the Disclosure Guidelines require online lending information intermediaries to disclose to investors information concerning borrowers, projects, project risk assessment and possible risk outcome. Under the Disclosure Guidelines, an online lending information intermediary must provide consistent information disclosure across all online channels such as its website, mobile phone application, WeChat public accounts and Weibo accounts, and set up on its website and other online channels a conspicuous section for information disclosure. Furthermore, in May 2017, the CBRC, the Ministry of Education and the Ministry of Human Resources and Social Security jointly released the Notice to Further Enhance the Management of Campus Loans, which prohibits online lending information intermediaries from facilitating loans to college students.

In December 2017, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly issued the Notice on Rectification of Cash Loan Businesses, or Circular 141, which sets out certain principles in connection with cash loan businesses and online lending information intermediaries. According to Circular 141, online lending information intermediaries are prohibited from: (i) deducting interests, commissions, management fees and deposits from the loans before they are released to the borrowers; (ii) outsourcing core functions such as data collection, customer identification, credit assessment or account openings; (iii) enabling banking financial institutions to engage in P2P online lending; (iv) providing loan facilitation services to individuals who do not possess sufficient debt repayment capabilities or to students; (vi) conducting real-estate financing such as down payment loans for real estate purchasing.

To comply with the laws, rules and regulations relating to the online lending information intermediary service industry, we have implemented various policies and procedures, which we believe set the best practice in the industry.

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

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, while internet information services, or ICP services, and data processing and transaction processing services, or EDI services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts, which must identify the specific type of value-added telecommunications services it provides. An internet information service provider must obtain a VATS License for internet information services, or ICP License and a data processing and transaction processing service provider must obtain a VATS License for data processing and transaction processing services, or EDI License.

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

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In November 2016, the Standing Committee of National People’s Congress promulgated the PRC Cyber Security Law taking into effect in June 2017, or the PRC Cyber Security Law, which established a regulatory system with respect to the construction, operation, maintenance and use of internet and set forth provisions on the supervision and administration of cyber security within the territory of the PRC. Pursuant to the PRC Cyber Security Law, the national internet information department shall take charge of the arrangement, coordination, supervision and administration in connection with cyber-security issues, and the telecommunications administrative departments, public security departments as well as other relevant departments shall be responsible for the security protection, supervision and administration within the scope of their respective duties. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

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

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. According to the PRC Cyber Security Law, an ICP service operator is required to formulate security management system and operational procedures, take measures to prevent acts that jeopardize cyber security such as computer virus, network attacks and network intrusion, and safeguard personal information, user information and business secrets. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Guidelines jointly released by ten PRC regulatory agencies in July 2015 also prohibit internet finance service providers, including online lending information intermediaries, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 requires the online lending information intermediaries, among other things, to strengthen the management of lenders’ and borrowers’ information to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information, to keep confidential the lenders’ and borrowers’ information collected in the course of their business, and not to use such information for any other purpose except for services they provide without approval of lenders or borrowers. The lenders’ and borrowers’ information collected within the territory of China shall be stored, processed and analyzed within the territory of China. The online lending information intermediaries shall not provide the lenders’ and borrowers’ information to any party located outside the territory of China, unless otherwise required by laws and regulations. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report, we have made applications for 273 trademarks, all of which are pending with the Trademark Office under the State Administration for Industry and Commerce. We also have obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “” (Chinese equivalent for CreditEase). However, the trademark licenses by CreditEase to us have not been filed with the Trademark Office under the State Administration for Industry and Commerce.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, most recently amended in May 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

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

We have adopted two share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We plan to advise the recipients of awards under our share incentive plans to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that they can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including (1) Heng Ye, Heng Yu Da and Yi Ren Information, our subsidiaries, (2) Heng Cheng and Yi Ren Wealth Management, our consolidated variable interest entities, and (3) Trust No. 1, Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan, Trust No. 2, Zhong Yi Trust, Trust No. 3 and Bohai Trust No. 1, our consolidated assets backed financing entities, as of the date of this annual report:

(1)         The shareholders of Yi Ren Wealth Management are Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, owning 40%, 30% and 30% of Yi Ren Wealth Management’s equity interest, respectively. Mr. Ning Tang is our executive chairman. Mr. Fanshun Kong is a non-executive PRC employee of CreditEase, and Ms. Yan Tian is a third-party individual designated by CreditEase.

(2)         The shareholders of Heng Cheng are Mr. Ning, Mr. Fanshun Kong and Ms. Yan Tian, owning 40%, 30% and 30% of Heng Cheng’s equity interest, respectively.

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

Agreements that Provide Us with the Option to Purchase the Equity Interest in Heng Cheng

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Heng Cheng has irrevocably granted Heng Ye an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Heng Cheng. The purchase price is equal to the higher of the amount of loan extended by Heng Ye to each shareholder of Heng Cheng under the respective loan agreement or the minimum price required by PRC law. If Heng Ye exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Heng Cheng and each of its shareholders have agreed to appoint any persons designated by Heng Ye to act as Heng Cheng’s directors. Without Heng Ye’s prior written consent, Heng Cheng shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$15,370) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Heng Cheng have agreed that, without Heng Ye’s prior written consent, they will not dispose of their equity interests in Heng Cheng or create or allow any encumbrance on their equity interests. Moreover, without Heng Ye’s prior written consent, no dividend will be distributed to Heng Cheng’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Heng Ye. These agreements will remain effective until all equity interests of Heng Cheng held by its shareholders have been transferred or assigned to Heng Ye or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between Heng Ye and the shareholders of Heng Cheng, Heng Ye made loans in an aggregate amount of RMB30.0 million (US$4.6 million) to the shareholders of Heng Cheng solely for the capitalization of Heng Cheng. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Heng Cheng to Heng Ye or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Heng Ye. In the event that shareholders sell their equity interests to Heng Ye or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Heng Ye as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Heng Cheng and Heng Ye elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Contractual Arrangements with Yi Ren Wealth Management

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Heng Yu Da, our consolidated variable interest entity, Yi Ren Wealth Management, and the shareholders of Yi Ren Wealth Management.

Agreements that Provide Us with Effective Control over Yi Ren Wealth Management

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Yi Ren Wealth Management has pledged all of his or her equity interest in Yi Ren Wealth Management to guarantee the shareholder’s and Yi Ren Wealth Management’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement, loan agreement and power of attorney. If Yi Ren Wealth Management or any of its shareholders breaches their contractual obligations under these agreements, Heng Yu Da, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Yi Ren Wealth Management in accordance with the law. Each of the shareholders of Yi Ren Wealth Management agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Heng Yu Da. The equity interest pledge agreements remain effective until Yi Ren Wealth Management and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

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

Agreement that Allows us to Receive Economic Benefits from Yi Ren Wealth Management

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Heng Yu Da and Yi Ren Wealth Management, Heng Yu Da has the exclusive right to provide Yi Ren Wealth Management with technical support, consulting services and other services. Without Heng Yu Da’s prior written consent, Yi Ren Wealth Management agrees not to accept the same or any similar services provided by any third party. Heng Yu Da may designate other parties to provide services to Yi Ren Wealth Management. Yi Ren Wealth Management agrees to pay service fees on a monthly basis and at an amount determined by Heng Yu Da and Yi Ren Wealth Management after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Heng Yu Da owns the intellectual property rights arising out of the performance of this agreement. In addition, Yi Ren Wealth Management has granted Heng Yu Da an irrevocable and exclusive option to purchase any or all of the assets and businesses of Yi Ren Wealth Management at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Heng Yu Da unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Yi Ren Wealth Management

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Yi Ren Wealth Management has irrevocably granted Heng Yu Da an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Yi Ren Wealth Management. The purchase price shall be the higher of the amount equal to the registered capital contributed by the respective shareholders of Yi Ren Wealth Management (or such other price then accepted by Heng Yu Da) or the minimum price required by PRC law, which purchase pirce could be paid by way of offset of the outstanding debts owed by the shareholders of Yi Ren Wealth Management to Heng Yu Da (including without limitation the outstanding amount of the loan owed by the shareholders of Yi Ren Wealth Management to Heng Yu Da and any interest thereon under the respective loan agreement). If Heng Yu Da exercises the option to purchase part of the equity interest held by a shareholder of Yi Ren Wealth Management, the purchase price shall be calculated proportionally. Yi Ren Wealth Management and each of its shareholders have agreed to appoint any persons designated by Heng Yu Da to act as Yi Ren Wealth Management’s directors. Without Heng Yu Da’s prior written consent, Yi Ren Wealth Management shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000 (US$76,849), provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (US$76,849) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Yi Ren Wealth Management have agreed that, without Heng Yu Da’s prior written consent, they will not dispose of their equity interests in Yi Ren Wealth Management or create or allow any encumbrance on their equity interests. Moreover, without Heng Yu Da’s prior written consent, no dividend will be distributed to Yi Ren Wealth Management’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Heng Yu Da. These agreements will remain effective until all equity interests of Yi Ren Wealth Management held by its shareholders have been transferred or assigned to Heng Yu Da or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between Heng Yu Da and the shareholders of Yi Ren Wealth Management, Heng Yu Da made loans of RMB4.0 million (US$0.6 million), RMB3.0 million (US$0.5 million) and RMB3.0 million (US$0.5 million) to Ning Tang, Fanshun Kong and Yan Tian, respectively, who are the shareholders of Yi Ren Wealth Management, solely for the capitalization of Yi Ren Wealth Management. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Yi Ren Wealth Management to Heng Yu Da or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Heng Yu Da. In the event that shareholders sell their equity interests to Heng Yu Da or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Heng Yu Da as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Yi Ren Wealth Management and Heng Yu Da elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

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

D.                                    Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising 4,166.9 square meters in Beijing, China. We have leased additional office spaces of 1,097.0 square meters in Beijing, China and 1,839.0 square meters in Chongqing, China. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in January 2019. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have three year terms. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.                                    Operating Results

Overview

We are a leading fintech company in China connecting investors and individual borrowers. We facilitated loans in an aggregate principal amount of approximately RMB73.9 billion (US$11.4 billion) and served 1,092,938 borrowers and 1,300,398 investors from our inception in March 2012 through December 31, 2017. Our online platform automates key aspects of our operations and enables us to efficiently match borrowers with investors and facilitate and execute loan transactions. Our borrowers come from a variety of channels, including online sources, such as the internet and our mobile applications, as well as offline sources, such as referrals from CreditEase’s nationwide service network. Currently, all of our investors come from online channels.

We currently target prime borrowers, comprising credit card holders with stable credit performance and salary income, whose increasing consumption credit needs are largely underserved by traditional financial institutions. We strategically focus on prime borrowers as we believe members of this group tend to be more creditworthy and more receptive to internet finance solutions. Our technology-driven platform provides a flexible, cost-efficient and time-saving solution to address their consumption needs.

Our online marketplace provides investors with attractive returns with investment thresholds as low as RMB100 (US$15.4). Investors have the option to individually select specific loans to invest in or to use our automated investing tool that identifies and selects loans on the basis of a targeted return. With the aim of limiting losses to investors from borrower defaults, we also offer investors a quality assurance program, which is funded by a portion of the transaction fees that we charge borrowers. In addition, we provide investors with access to a liquid secondary market, giving them an opportunity to exit their investments before the underlying loans become due. We have started to enable independent third parties to promote and sell insurance products and mutual fund investment products to our investors on our platform so as to cater to various needs of our investors, including the growing needs of online wealth management services.

We generate revenues primarily from fees charged for our services in matching individual borrowers with investors and for other services we provide over the life of a loan. We charge borrowers transaction fees for services provided through our platform in facilitating loan transactions, and charge investors service fees for using our automated investing tool or self-directed investing tool. We currently do not charge separate fees for the quality assurance program we offer.

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

We utilize online channels and offline channels, such as CreditEase’s nationwide service network, for borrower acquisition. We attract a fast growing number of our borrowers through various online channels. In addition, CreditEase’s nationwide service network refers borrowers who fall within our target borrower group to our online marketplace. CreditEase charges us a fee for offline borrower acquisition services. For the three years starting 2016, the fee rate will be 6% of the loans facilitated to borrowers referred by CreditEase. After that, the fee rate may be adjusted on a yearly basis based on commercial negotiation, and after taking into consideration the costs to CreditEase for providing such services and with reference to market rates. Currently, referrals from CreditEase’s nationwide service network account for a majority of our borrowers and loan volume. In 2015, 2016 and 2017, 49.5%, 42.5% and 27.1% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 67.0%, 62.0% and 45.6% of the total amount of loans facilitated through our marketplace, respectively. As we acquire more borrowers, the volume of loans facilitated over our marketplace is expected to continue to increase.

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

Currently, all of our investors come from online channels. Our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust, and word-of-mouth marketing.

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

Additionally, we started offering a quality assurance program from January 1, 2015 and revised our quality assurance program funding policy in the fourth quarter of 2015. The funding and operation of quality assurance program may have a material impact on our financial condition. Moreover, in July 2017, we changed our funding policy for our quality assurance program. Instead of setting aside the full amount to be contributed to the program in a lump sum, we contribute to the program in installments with each instalment equal to 30% of transaction fee we receive from the borrower each time until the full amount is contributed. A significant increase in our expected quality assurance program net payouts will have a negative impact on our net revenues and net income. Our ability to assess the expected quality assurance program net payouts depends on our ability to manage and forecast the performance, or the charge-off rates, of the loans facilitated through our marketplace. Since we commenced our online consumer finance business only in March 2012, we have limited information regarding the charge-off rates on the loans generated through online channels. If the actual net payouts turn out to be higher than expected, we may choose to set aside additional cash in our quality assurance program or have to recognize additional expenses and liabilities on our financial statements. This could result in constraints to our working capital, or have a material and adverse impact on our financial condition, results of operations and business operations.

We cooperated with Zhejiang Chouzhou Commercial Bank to furnish borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to replenish such deposit from time to time so that the amount of guarantee deposits met a certain percentage of the related outstanding loan. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount.

At the inception of each loan, we recognize a liability from quality assurance program and guarantee at the fair value of the quality assurance program and guarantee, which is the present value of the expected quality assurance program and guarantee net payouts incorporating a service markup margin. Our net revenues for a given period will be fees billed net of amount allocated to the liability from quality assurance program and guarantee and other items. When we make actual net payouts from the quality assurance program and guarantee in the event of default of loans, such net payouts are recorded as a reduction of the liability from quality assurance program and guarantee. When our contingent liability exceeds our stand-ready liability, the difference is recorded as additional liability from quality assurance program and guarantee and expensed in our financial statements. As a result, a significant increase in our expected quality assurance program and guarantee net payouts may have a negative impact on our net income.

Product Mix and Pricing

Our ability to maintain profitability largely depends on our ability to continually optimize our product mix and to accurately price the loans facilitated through our platform. As part of our efforts to introduce risk-based pricing, we have developed four different segments in our previous pricing grid, and starting May 1, 2017, we have adopted, an upgraded risk grid with five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. The expected net charge off rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”  In the transition period from May 1, 2017 to September 30, 2017, we used both the upgraded risk grid and the previous pricing grid for loans facilitated on our platform. In response to market competition or further developments, we may spend more effort promoting certain loan products, manage the growth in volume of other loan products, introduce new products with new pricing grades or adjust the pricing of our existing products. In addition, as we offer investor protection service in the form of a quality assurance program to cover potential defaults, the product mix also has a significant impact on our liabilities from quality assurance program, given the different levels of default risk associated with the different pricing grades. Any material change in the product mix could have a significant impact on our profitability and net income margin.

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

Loan Performance Data

Delinquency Rates

We define the delinquency rates as the balance of principal and interest for loans unpaid by borrowers that were 15 to 29, 30 to 59, 60 to 89, 90 to 179, 180 to 359, and 360 and over 360 calendar days past due as of the end of the period as a percentage of the total unpaid balance of principal and interest for the relevant group of loans.  The following tables provide our delinquency rates for all loans and by channel as of December 31, 2015, 2016 and 2017:

	Delinquent for
	15-29 days	30-59 days	60-89 days	90-179 days(1)	180-359 days(1)	360 days and above(1)
All Loans
December 31, 2015	0.4%	0.5%	0.4%	0.9%	1.1%	0.4%
December 31, 2016	0.4%	0.7%	0.6%	1.3%	1.7%	1.5%
December 31, 2017	0.8%	0.9%	0.7%	1.5%	1.9%	2.9%

Online Channels
December 31, 2015	0.6%	0.8%	0.6%	1.4%	1.9%	0.6%
December 31, 2016	0.6%	1.0%	0.8%	1.6%	2.1%	2.1%
December 31, 2017	1.2%	1.2%	0.9%	1.8%	2.0%	2.7%

Offline Channels
December 31, 2015	0.3%	0.4%	0.3%	0.7%	0.8%	0.3%
December 31, 2016	0.4%	0.6%	0.4%	1.1%	1.4%	1.2%
December 31, 2017	0.5%	0.7%	0.5%	1.2%	1.8%	3.0%

(1)         Loans that are delinquent for more than 89 days are counted towards the M3+ Net Charge-off Rates. See “—M3+ Net Charge-off Rates.”

We also track the time it takes to recover the net payouts made from the quality assurance program. We currently estimate based on the historical recovery data of the loans facilitated on our platform that the average recovery time for the default loans is about nine months. This estimate of recovery time is calculated based on the amount weighted average of the recovery time of defaulted loans from certain vintages, which we consider to have sufficient collection performance history (currently defined as two and half years after the loan has defaulted).

M3+ Net Charge-off Rates

We currently define M3+ Net Charge-off Rate, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage. As this definition is different from the one used in the past, we have applied the change retroactively to all the historical periods. The following chart and table display the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2017, by vintage, for loan products facilitated through our online marketplace for each of the months shown for all loans:

	Month on Book
Vintage	4th	7th	10th	13th	16th	19th	22nd	25th	28th	31st	34th
2013Q1	1.9%	3.2%	3.1%	2.3%	2.0%	0.9%	0.5%	0.5%	0.4%	0.4%	0.4%
2013Q2	1.8%	3.6%	4.5%	5.9%	6.4%	7.4%	6.1%	7.0%	7.5%	7.5%	7.8%
2013Q3	0.5%	2.8%	4.2%	5.5%	6.1%	6.5%	7.1%	7.1%	7.0%	6.9%	6.9%
2013Q4	0.7%	3.4%	4.8%	6.2%	6.8%	7.5%	8.3%	8.3%	8.2%	8.5%	8.3%
2014Q1	1.0%	4.2%	6.1%	7.0%	8.4%	9.3%	9.8%	9.7%	9.9%	9.8%	9.5%
2014Q2	0.5%	1.8%	2.6%	3.8%	4.3%	4.6%	4.6%	4.7%	4.7%	4.7%	4.8%
2014Q3	0.2%	0.8%	2.0%	2.8%	3.3%	3.7%	4.0%	4.2%	4.2%	4.1%	4.1%
2014Q4	0.3%	1.5%	2.7%	3.5%	4.1%	4.6%	5.1%	5.2%	5.2%	5.3%	5.3%
2015Q1	0.6%	2.7%	4.4%	5.8%	7.1%	8.2%	9.1%	9.6%	9.9%	10.2%	10.3%
2015Q2	0.5%	2.1%	3.7%	5.3%	6.6%	7.7%	8.6%	9.2%	9.6%	9.9%	—
2015Q3	0.2%	1.6%	3.4%	4.9%	6.4%	7.4%	8.1%	8.6%	9.0%	—	—
2015Q4	0.2%	1.6%	3.2%	4.9%	6.2%	7.2%	8.0%	8.7%	—	—	—
2016Q1	0.2%	1.3%	2.9%	4.3%	5.4%	6.4%	7.2%	—	—	—	—
2016Q2	0.2%	1.7%	3.4%	4.9%	6.1%	7.1%	—	—	—	—	—
2016Q3	0.1%	1.5%	3.2%	4.6%	5.9%	—	—	—	—	—	—
2016Q4	0.2%	1.5%	3.0%	4.6%	—	—	—	—	—	—	—
2017Q1	0.2%	1.4%	3.2%	—	—	—	—	—	—	—	—
2017Q2	0.3%	1.9%	—	—	—	—	—	—	—	—	—
2017Q3	0.4%	—	—	—	—	—	—	—	—	—	—
2017Q4	—	—	—	—	—	—	—	—	—	—	—

The following charts display the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2017, by vintage, for loan products facilitated through our online marketplace for each of the months shown for loans generated from our online and offline channels, respectively:

We developed our segments in our previous pricing grid, which we refer to as Grade A, Grade B, Grade C and Grade D loans. The introduction of these pricing grades was part of our continued focus on prime borrowers and enables us to further segment this group of borrowers and pricing the risks associated with them more effectively. In the second quarter of 2017, we launched our new credit scoring system, the Yiren score, which can be used to more accurately characterize borrower’s credit profile. We have also decided to adopt, starting May 1, 2017, an upgraded risk grid with five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. The expected M3+ Charge-off Rates and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.” In the transition period from May 1, 2017 to September 30, 2017, we used both the upgraded risk grid and the previous pricing grid for loans facilitated on our platform.

The following table provides the amount of loans generated through our platform during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rate data as of December 31, 2017 for the loans facilitated during each of the periods presented by pricing grade.

Period	Risk grade	Amount of loans facilitated during the period		Accumulated M3+ Net Charge-off as of December 31, 2017	Net Charge-off Rate as of December 31, 2017
		(in RMB thousands)%		(in RMB thousands)
2015	I	146,490	1.5%	3,865	2.6%
	II	1,614,354	16.9%	83,880	5.2%
	III	2,521,705	26.4%	195,378	7.7%
	IV	2,506,107	26.2%	238,742	9.5%
	V	2,768,957	29.0%	366,279	13.2%
	Total	9,557,613	100.0%	888,144	9.3%
2016	I	497,220	2.4%	7,824	1.6%
	II	3,137,889	15.4%	81,607	2.6%
	III	3,763,081	18.5%	141,208	3.8%
	IV	5,183,233	25.4%	269,657	5.2%
	V	7,799,180	38.3%	709,472	9.1%
	Total	20,380,603	100.0%	1,209,768	5.9%
2017	I	2,701,162	6.5%	6,522	0.2%
	II	9,079,647	21.9%	43,501	0.5%
	III	10,611,451	25.6%	83,420	0.8%
	IV	10,263,135	24.8%	106,168	1.0%
	V	8,750,663	21.1%	202,812	2.3%
	Total	41,406,058	100.0%	442,423	1.1%

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

Our business and financial performance depend on our ability to manage and forecast net charge-off rates. However, given our limited operating history, we have limited information on historical charge-off rates and limited experience in operating the quality assurance program, and as a result, we may not be able to conduct an accurate charge-off forecast for our target borrower group. In addition, due to the uncertainty of  industry regulations, we expect borrower credit performance may volatile in foreseeable future, which may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions. See “Item 4. Information on the Company—B. Business Overview—Risk Management.”

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

The following table sets forth the reconciliation of our net revenues with fees billed for the periods presented:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Fees billed:
Transaction fees billed to borrowers(1)(2)	2,179,611	4,830,566	8,361,026	1,285,066
Service fees billed to investors(2)	97,816	399,311	1,011,724	155,499
Others(2)	8,489	21,639	137,163	21,082
VAT	(131,817)	(340,295)	(644,685)	(99,086)

Total fees billed	2,154,099	4,911,221	8,865,228	1,362,561
Stand-ready liabilities associated with quality assurance program and guarantee	(682,254)	(1,598,238)	(3,156,349)	(485,122)
Deferred revenue associated with post-origination services	(117,484)	(71,322)	(78,491)	(12,064)
Cash incentives	(80,952)	(98,173)	(273,397)	(42,020)
VAT	40,230	94,503	186,359	28,643

Net revenues	1,313,639	3,237,991	5,543,350	851,998

(1)         In 2014, we recognized 100% of the transaction fees as revenue, as all the transaction fees in relation to loans facilitated before December 31, 2014 were guaranteed by Tian Da Xin An. Starting the first quarter of 2015, revenue is recognized upon completion of the services and collection of cash. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition—Revenue from loan facilitation services.” Accordingly, in 2015, 2016 and 2017, fees billed refer to the fees billed and collected.

(2)         Represent amounts prior to VAT.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Loan facilitation services	1,278,539	97.3	3,133,423	96.8	5,226,691	803,328	94.3
Post-origination services	27,086	2.1	84,154	2.6	187,216	28,775	3.4
Others	8,014	0.6	20,414	0.6	129,443	19,895	2.3
Total net revenues	1,313,639	100.0	3,237,991	100.0	5,543,350	851,998	100.0

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

We developed four segments in our previous pricing grid. We have facilitated loans falling under Grade A since our inception. As part of our efforts to introduce risk-based pricing, we raised the minimum borrower qualification standards for Grade A loans, and started to facilitate Grade B and Grade D loans in the fourth quarter of 2014 and Grade C loans in the first quarter of 2015. In the second quarter of 2017, we launched our new credit scoring system, the Yiren score, which can be used to more accurately characterize borrower’s credit profile. We have also decided to adopt, starting May 1, 2017, an upgraded risk grid with five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. The expected net charge off rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.” In the transition period from May 1, 2017 to September 30, 2017, we used both the upgraded risk grid and the previous pricing grid for loans facilitated on our platform.

The transaction fee rate that we charge borrowers varies depending on the pricing grade of the loan facilitated. For loans within the same pricing grade, the transaction fee rate also varies depending on the term of the loan and repayment schedule. The rate for transaction fees we charge borrowers is a component of the total cost of borrowing for borrowers, with the other component being the fixed interest rate to investors for each pricing grade. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

The following table presents the risk grades with the corresponding Yiren scores, the expected M3+ Net Charge-off Rate, the current annualized interest rate and the average transaction fee rate:

Risk Grade	Yiren Scores	Expected M3+ Net Charge-off Rate	Annualized Interest Rate (1)	Average Transaction Fee Rate (2)
I	790+	<3.0%	10.0-12.0%	13.6%
II	750-<790	3.0% - 5.0%	10.0-12.0%	17.4%
III	720-<750	5.0% - 7.0%	10.0-12.0%	19.7%
IV	690-<720	7.0% - 9.0%	10.0-12.0%	24.0%
V	640-<690	9.0% - 13.0%	10.0-12.0%	27.0%

(1)         The annualized interest rate that borrowers pay to investors varies from 10.0% to 12.0%, depending on the term of the loan.

(2)         The transaction fee rate is calculated as the total transaction fee that we charge borrowers for the entire life of the loan, divided by the total amount of principal. The average transaction fee rate presented in the table above is the simple average of the transaction fee rates for loans falling under the same risk grade, but with different tenures and repayment schedules.

In 2015, 2016 and 2017, our weighted average transaction fee rate was 22.8%, 23.6% and 20.2%, respectively. The increase in the weighted average transaction fee rate from 2015 to 2016 was primarily due to the change of product mix on our platform as we began offering new loan products with different pricing grades since the fourth quarter of 2014. The decrease in the weighted average transaction fee rate from 2016 to 2017 was primarily due to shorter weighted average tenor of loans facilitated on our platform in 2017.

In terms of cash collection, borrowers pay the transaction fees primarily on a monthly basis over the term of the loan for loans originated in 2013 and through the nine months ended September 30, 2014. In the fourth quarter of 2014, we adopted a new fee collection schedule whereby we either collect the entire amount of the transaction fee from borrowers upfront upon completion of our loan origination services, or collect a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan. We made this change to improve our cash flow position prior to our carve-out from CreditEase in anticipation of the fact that we would no longer be able to rely on CreditEase for our corporate cash management and to ensure that we would receive sufficient cash upfront to set aside funds for our new quality assurance program. The fee collection schedule is impacted by the channels through which borrowers are acquired. Under this system, we collect full amount of the transaction fees upfront from borrowers acquired through referrals by CreditEase's nationwide service network in most cases, which is similar to CreditEase's current business practice and also help to provide the cash flows required for our business operations. Borrowers acquired from online channels typically pay only a portion of the transaction fee upfront and the remainder on a monthly basis over the term of the loan. In July 2017, we changed our funding policy for our quality assurance program. Instead of setting aside the full amount to be contributed to the program in a lump sum, we contribute to the program in installments with each instalment equal to 30% of transaction fee we receive from the borrower each time until the full amount is contributed.

The amount of transaction fees billed is affected by the total amount of loans facilitated during the period. The following table presents the total amount of loans facilitated and the breakdown of loans facilitated into those generated from online channels and those generated from offline channels, during the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Amount of loans facilitated(1)
Loans generated from online channels	3,152,272	7,780,555	22,543,298	3,464,842
Loans generated from offline channels	6,405,341	12,705,573	18,862,760	2,899,153
Total amount of loans facilitated	9,557,613	20,486,128	41,406,058	6,363,995

(1) Starting from the third quarter of 2017, we changed our calculation method for the amount of loans facilitated. In October 2016, we launched a new program named “Top-up Program” whereby we facilitate a new loan for a qualified borrower to replace his or her existing loan on our platform. Previously, only the top-up amount,  i.e. the portion of the new loan exceeding the outstanding balance of the existing loan, was included in the amount of loans facilitated presented. To follow the industry’s general practice, under the new calculation method, the total contractual amount of the new loan will be included in the amount of loans facilitated.  We believe this change of calculation method better aligns our operational metrics with the industry and better reflects the loan performance. Prior period numbers have been restated to reflect the change.

We expect that transaction fees will continue to increase in the foreseeable future, as our business further grows and we develop and introduce new credit products and services on our marketplace.

Service fees. Service fees mainly include the monthly management fee charged to investors for using the automated investing tool and the self-directed investing tool. The monthly management fee for using the automated investing tool is the difference between the interest rates on the underlying loans which range from 10.0% and 12.5%, and the targeted returns offered to investors which up to 10.5%. The monthly management fee for using the self-directed investing tool is equal to 10% of the interest that investors receive, which ranges from 10.0% to 12.5%. The service fees charged to investors for the automated investing tool or self-directed investing tool are collected on a monthly basis through the investment period. In 2017, more than 99% of investors made investments on our marketplace using the automated investing tool. We expect that service fees will increase in the foreseeable future, as our business further grows and we develop and introduce new services and investing tools to investors.

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

Operating Costs and Expenses

Our operating costs and expenses consist of sales and marketing expenses, origination and servicing expenses and general and administrative expenses. The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of our total operating costs and expenses, for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing	679,771	75.2	1,571,038	73.0	2,921,236	448,986	75.6
Origination and servicing	86,360	9.6	180,076	8.4	417,882	64,227	10.8
General and administrative	137,114	15.2	402,111	18.6	526,845	80,976	13.6
Total operating costs and expenses	903,245	100.0	2,153,225	100.0	3,865,963	594,189	100.0

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

The following table presents the breakdown of sales and marketing expenses into those associated with user acquisition through online and offline channels and general brand promotion, both in absolute amount and as a percentage of total sales and marketing expenses, during the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sale and marketing expenses:
User acquisition through online channels	312,181	45.9	818,077	52.1	1,908,030	293,259	65.3
User acquisition through offline channels(1)	353,853	52.1	722,978	46.0	991,976	152,464	34.0
General brand promotion	13,737	2.0	29,983	1.9	21,230	3,263	0.7
Total sales and marketing expenses	679,771	100.0	1,571,038	100.0	2,921,236	448,986	100.0

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

Quality Assurance Program and Guarantee

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

Starting in January 2015, we began offering our current quality assurance program. For a very brief period during the first quarter of 2015, we charged investors a quality assurance program management fee at a rate of 10% of the monthly interest rate paid by borrowers for providing this quality assurance program on a trial basis, and recognized the fee as revenue. Currently, we integrate such fee with other service fees we charge investors and no longer charge investors a separate fee for providing the quality assurance program. We currently do not provide investors with the ability to opt out of our quality assurance program and we have made participation in the quality assurance program compulsory for all new investors utilizing our platform. As of December 31, 2017, the remaining principal of performing loans covered by the quality assurance program was RMB39,717.0 million (US$6,104.4 million). See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.”

We cooperated with Zhejiang Chouzhou Commercial Bank to furnish borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to replenish such deposit from time to time so that the amount of guarantee deposits met a certain percentage of the related outstanding loan. In addition, We undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount.

At the inception of each loan, we recognize a liability from quality assurance program and guarantee at the fair value of the quality assurance program and guarantee, which is the present value of the expected quality assurance program and guarantee net payouts incorporating a service markup margin. Our net revenues for a given period will be fees billed net of amount allocated to the liability from quality assurance program and guarantee and other items. When we make actual net payouts from the quality assurance program and guarantee in the event of default of loans, such net payouts are recorded as a reduction of the liability from quality assurance program and guarantee. When our contingent liability exceeds our stand-ready liability, the difference is recorded as additional liability from quality assurance program and guarantee and expensed in our financial statements. As a result, a significant increase in our expected quality assurance program and guarantee net payouts may have a negative impact on our net income.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. We only began our business operations in March 2012, and 2013 was the first year in which we generated revenues for the entire fiscal year. Due to our limited operating history and because we only completed our carve-out from CreditEase in the first quarter of 2015, period-to-period comparisons below may not be meaningful and are not indicative of our future trends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.”

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues(1)	1,313,639	100.0	3,237,991	100.0	5,543,350	851,998	100.0
Operating costs and expenses:
Sales and marketing	679,771	51.7	1,571,038	48.5	2,921,236	448,986	52.7
Origination and servicing	86,360	6.6	180,076	5.6	417,882	64,227	7.5
General and administrative	137,114	10.4	402,111	12.4	526,845	80,976	9.5
Total operating costs and expenses	(903,245)	(68.7)	(2,153,225)	(66.5)	(3,865,963)	(594,189)	(69.7)
Interest income	4,799	0.4	36,843	1.1	114,851	17,652	2.1
Fair value adjustments related to Consolidated ABFE(2)	(11,333)	(0.9)	(19,735)	(0.6)	(40,124)	(6,167)	(0.7)
Non-operating income, net	—	—	575	—	876	135	—
(Loss)/income before provision for income taxes	403,860	30.8	1,102,449	34.0	1,752,990	269,429	31.7
Income tax expense	(128,521)	(9.8)	13,949	0.4	(381,207)	(58,590)	(6.9)
Net (loss)/income	275,339	21.0	1,116,398	34.4	1,371,783	210,839	24.8

(1)         Net revenues are broken down as follows:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Loan facilitation services	1,278,539	97.3	3,133,423	96.8	5,226,691	803,328	94.3
Post-origination services	27,086	2.1	84,154	2.6	187,216	28,775	3.4
Others	8,014	0.6	20,414	0.6	129,443	19,895	2.3

(1)         We consolidated Trust No. 1, Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan, CreditEase Wealth Consumer Credit Investment Fund, Trust No. 2, Zhong Yi Trust, Trust No. 3 and Bohai Trust No. 1 as a whole, which we refer to in this annual report collectively as “Consolidated Assets Backed Financing Entities” or the “Consolidated ABFE.” For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenues. Our net revenues increased from RMB3,238.0 million  in 2016 to RMB5,543.4 million (US$852.0 million) in 2017, primarily due to the substantial increase in the volume of loans facilitated through our marketplace, which increased from approximately RMB20,486.1 million in 2016 to RMB41,406.1 million (US$6,364.0 million) in 2017. The increase in the volume of loans facilitated through our marketplace was driven by a substantial increase in the number of borrowers from 321,019 in 2016 to 649,154 in 2017. The increase of net revenues was also, to a less extent, attributable to the increased service fees billed to investors and increased monthly fees billed to borrowers as our remaining loan balance continued to expand .

Operating costs and expenses. Our total operating costs and expenses increased from RMB2,153.2 million in 2016 to RMB3,866.0 million (US$594.2 million) in 2017, primarily attributable to the increase in sales and marketing expenses.

•                  Sales and marketing expenses. Our sales and marketing expenses increased from RMB1,571.0 in 2016 to RMB2,921.2 million (US$449.0 million) in 2017. The increase was primarily due to the increase in expenses associated with our continued user acquisition efforts. The increases in sales and marketing expenses were primarily due to an increase in expenses associated with our continued user acquisition efforts. Our sales and marketing expenses as a percentage of our total revenues increased slightly from 48.5% to 52.7% during the same period.

•                  Origination and servicing expenses. Our origination and servicing expenses increased from RMB180.1 million in 2016 to RMB417.9 million (US$64.2 million) in 2017, in line with the substantial increase in the volume of loans facilitated through our marketplace. Our origination and servicing expenses as a percentage of our total revenues increased from 5.6% to 7.5% during the same period, primarily attributable to our enhanced collection efforts.

•                  General and administrative expenses. Our general and administrative expenses increased by 31.0% from RMB402.1 million in 2016 to RMB526.8 million (US$81.0 million) in 2017, primarily due to the increase in salaries and benefits paid to our general and administrative personnel.Our general and administrative expenses as a percentage of our total revenues decreased from 12.4% to 9.5% during the same period, primarily due to our improved operational efficiency and leverage.

Interest income. Our interest income increased from RMB36.8 million in 2016 to RMB114.9 million (US$17.7 million) in 2017, primarily attributable to the increase in the purchase of available-for-sale investments and held-to-maturity investments.

Fair value adjustments related to Consolidated ABFE. Our fair value adjustments increased from RMB19.7 million in 2016 to RMB40.1 million (US$6.2 million) in 2017, primarily due to the establishment of new trusts.

Income tax expense. Our income tax expense was RMB381.2 million (US$58.6 million) in 2017, as compared to a tax credit RMB13.9 million in 2016, which was mainly because Heng Ye enjoyed an exemption of enterprise income tax for 2016 but was subject to enterprise income tax at the rate of 12.5% in 2017.

Net income/(loss). As a result of the foregoing, our net income increased from RMB1,116.4 million in 2016 to RMB1,371.8 million (US$210.8 million) in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net revenues. Our net revenues increased from RMB1,313.6 million in 2015 to RMB3,238.0 million in 2016, primarily due to the substantial increase in the volume of loans facilitated through our marketplace, which increased from approximately RMB9,557.6 million in 2015 to RMB20,486.1 million  in 2016. The increase in the volume of loans facilitated through our marketplace was driven by a substantial increase in the number of borrowers from 146,390 in 2015 to 321,019 in 2016. The increase of net revenues was also, to a less extent, attributable to (i) the change of product mix on our platform, resulting in the increased weighted average transaction fee rate in 2016, and (ii) the significant year-over-year increase in net revenue of post-origination services as a result of the increase of remaining principal of performing loans from approximately RMB8,969.9 million in 2015 to RMB20,780.6 million in 2016.

Operating costs and expenses. Our total operating costs and expenses increased from RMB903.2 million in 2015 to RMB2,153.2 million in 2016, primarily attributable to the increase in sales and marketing expenses.

•                  Sales and marketing expenses. Our sales and marketing expenses increased from RMB679.8 million in 2015 to RMB1,571.0  in 2016. The increase was primarily due to the increase in expenses associated with our continued user acquisition efforts. Our sales and marketing expenses as a percentage of our total revenues decreased from 51.7% to 48.5% during the same period, primarily due to the improved effectiveness of our user acquisition efforts and in particular, user acquisition through online channels.

•                  Origination and servicing expenses. Our origination and servicing expenses increased from RMB86.4 million in 2015 to RMB180.1 million in 2016, in line with the substantial increase in the volume of loans facilitated through our marketplace. Our origination and servicing expenses as a percentage of our total revenues decreased from 6.6% to 5.6% during the same period, primarily attributable to our improved operational efficiency.

•                  General and administrative expenses. Our general and administrative expenses increased by 193.3% from RMB137.1 million in 2015 to RMB402.1 million  in 2016, primarily due to the increase in salaries and benefits paid to our general and administrative personnel as well as a provision of RMB81.3 million  in connection with a fraud incident detected by us in July 2016. Our general and administrative expenses as a percentage of our total revenues increased from 10.4% to 12.4% during the same period, primarily due to the provision in connection with the fraud incident mentioned above.

Interest income. Our interest income increased from RMB4.8 million in 2015 to RMB36.8 million in 2016, primarily attributable to the increase in the purchase of available-for-sale investments and held-to-maturity investments.

Fair value adjustments related to Consolidated ABFE. Our fair value adjustments increased from RMB11.3 million in 2015 to RMB19.7 million in 2016, primarily due to the establishment of Trust No. 2 in July 2016.

Income tax expense. Our income tax credit was RMB13.9 million in 2016, as compared to expense of RMB128.5 million in 2015, which was mainly because Heng Ye became qualified as a “software enterprise,” which makes it eligible for an exemption of enterprise income tax for 2015 and 2016 and a favorable enterprise income tax rate of 12.5% from 2017 through 2019. The effect of tax exemption for 2015 was received and recorded as a tax credit for 2016.

Net income/(loss). As a result of the foregoing, our net income increased from RMB275.3 million in 2015 to RMB1,116.4 million in 2016.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our audited consolidated balance sheets as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	846,120	968,225	1,857,175	285,443
Restricted cash	483,965	1,218,286	1,805,693	277,530
Prepaid expenses and other assets	246,723	466,763	1,068,990	164,301
Loans at fair value	221,268	371,033	791,681	121,679
Available-for-sale investments	—	1,158,000	963,253	148,049
Deferred tax assets	175,862	436,402	801,089	123,125
Total assets	2,190,003	4,783,388	7,518,664	1,155,597
Liabilities:
Liabilities from quality assurance program and guarantee	546,332	1,471,000	2,793,948	429,422
Payable to investors at fair value	252,907	418,686	113,445	17,436
Accrued expenses and other liabilities	288,171	564,165	1,296,650	199,291
Total liabilities	1,213,061	2,643,469	4,548,611	699,108
Total equity	976,942	2,139,919	2,970,053	456,489
Total liabilities and equity	2,190,003	4,783,388	7,518,664	1,155,597

Cash and Cash Equivalents

Our cash and cash equivalents increased by 14.4% from RMB846.1 million as of December 31, 2015 to RMB968.2 million as of December 31, 2016 and further increased by 91.8% to RMB1,857.2 million (US$285.4  million) as of December 31, 2017, primarily due to strong cash inflow from operating activities.

Restricted Cash

Restricted cash included (i) cash in quality assurance program and guarantee which is managed by us through restricted bank accounts, and (ii) cash held by the Consolidated ABFE through segregated bank accounts which is not available to fund our general liquidity needs.  The following table sets forth a breakdown of our restricted cash as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance program	453,230	1,114,805	1,701,454	261,509
Consolidated ABFE	30,735	103,481	82,990	12,755
Guarantee Deposit	—	—	21,249	3,266
Total restricted cash	483,965	1,218,286	1,805,693	277,530

Restricted cash increased by 151.7% from RMB484.0 million as of December 31, 2015 to RMB1,218.3 million as of December 31, 2016, primarily due to a substantial increase in cash in quality assurance program from RMB453.2 million as of December 31, 2015 to RMB1,114.8 million as of December 31, 2016 resulting from the significant increase in the volume of loans facilitated through our marketplace.

Restricted cash increased by 48.2% from RMB1,218.3 million as of December 31, 2016 to RMB1,805.7 million (US$277.5 million) as of December 31, 2017, primarily due to the cash we set aside in the quality assurance program, which was partially offset by net payouts from the quality assurance program upon occurrence of default.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets included (i) funds receivable from external payment network providers, (ii) prepaid VAT and surcharge tax, (iii) tax refund receivable, (iv) prepaid expense, and (v) others.  The following table sets forth a breakdown of our prepaid expenses and other assets as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Prepaid Expenses and Other Assets:
Funds receivable from external payment network providers	197,904	306,758	855,363	131,467
Prepaid VAT and surcharge tax	27,536	86,767	162,996	25,052
Tax refund receivable	—	47,338	—	—
Prepaid expense	14,354	10,540	23,447	3,604
Others	6,929	15,360	27,184	4,178
Total prepaid expenses and other assets	246,723	466,763	1,068,990	164,301

Prepaid expenses and other assets increased by 89.2% from RMB246.7 million as of December 31, 2015 to RMB466.8 million as of December 31, 2016, and further increased by 129.0% to RMB1,069.0 million (US$164.3 million) as of December 31, 2017, primarily due to an increase in funds receivable from external payment network providers. Funds receivable from external payment network providers mainly represent accumulated amounts of transaction fees and service fees. To a lesser extent, the increase in prepaid expenses and other assets was attributable to an increase in prepaid VAT and surcharge tax, which resulted from the increase in liabilities from quality assurance program and deferred revenue associated with post-origination services.

Loans at Fair Value

Loans at fair value represented the fair value of loans invested by the Consolidated ABFE, which increased by 67.7% from RMB221.3 million as of December 31, 2015 to RMB371.0 million as of December 31, 2016, and then increased by 113.4% to RMB791.7 million (US$121.7 million) as of December 31, 2017, primarily due to the establishment of new trusts.

Available-for-sale Investments

Available-for-sale investments primarily included debt securities which can be redeemed on a T+1 basis or upon maturity.

Deferred Tax Assets

Deferred tax assets increased by 148.1% from RMB175.9 million as of December 31, 2015 to RMB436.4 million as of December 31, 2016 and further to RMB801.1 million (US$123.1 million) as of December 31, 2017, primarily due to the increase in liabilities from quality assurance program and guarantee.

Liabilities from Quality Assurance Program and Guarantee

Liabilities from quality assurance program and guarantee increased by 169.3% from RMB546.3 million as of December 31, 2015 to RMB1,471.0 million as of December 31, 2016 and further to RMB2,793.9 million (US$429.4 million) as of December 31, 2017, primarily due to the significant increase in the volume of loans facilitated through our marketplace.

Payable to Investors at Fair Value

Payable to investors at fair value represented the amount payable by the Consolidated ABFE to its investors, which increased by 65.6% from RMB252.9 million as of December 31, 2015 to RMB418.7 million as of December 31, 2016, and then decreased to RMB113.4 million (US$17.4 million) as of December 31, 2017.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities included (i) accrued payroll and welfare, (ii) tax payable, (iii) accrued initial public offering related expense, (iv) accrued customer incentives and Yiren coins, (v) accrued advertisement expense, (vi) dividend payable and (vii) other accrued expenses. The following table sets forth a breakdown of our accrued expenses and other liabilities as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Accrued Expenses and Other Liabilities:
Accrued payroll and welfare	18,589	35,470	56,730	8,719
Tax payable	190,393	406,698	785,217	120,685
Accrued initial public offering related expense	22,087	—	—
Accrued customer incentives and Yiren coins	35,633	54,731	197,816	30,404
Accrued advertisement expense	12,677	55,463	169,827	26,102
Dividend payable	—	—	50,000	7,685
Others	8,792	11,803	37,060	5,696
Total accrued expenses and other liabilities	288,171	564,165	1,296,650	199,291

Accrued expenses and other liabilities increased by 95.8% from RMB288.2 million as of December 31, 2015 to RMB564.2 million as of December 31, 2016, and further to RMB1,296.7 million (US$199.3 million) as of December 31, 2017, primarily due to the increase in tax payable as a result of the increase in our net income and accumulated effect of deferred tax assets.

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

In April 2016, Zhe Hao, on behalf of Fund No. 1, transferred Fund No. 1’s entire beneficial rights in Trust No. 1, or the Beneficial Right Asset, to China International Capital Corporation Limited, or the SPV Manager, who created a Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan, or the ABS plan, to host the Beneficial Right Asset. Securities were issued and listed on the Shenzhen Stock Exchange in April 2016 under the ABS plan. We purchased RMB47.5 million Senior A Tranche securities, representing 19% of total securities issued by the ABS plan. Puxin Hengye Technology Development (Beijing) Co., Ltd., a subsidiary of CreditEase, purchased all subordinated securities amounting to RMB25.0 million and two funds set up and managed by Zhe Hao purchased various tranches of securities amounting to RMB67.5 million, representing 10% and 27% of the total price of securities issued, respectively.

In July 2016, we established a business relationship with another trust, Huijin No.28 Single Capital Trust E2, or Trust No.2, which is of the similar structure to Trust No.1 described above—Trust No.2 is administered by an independent third-party state-owned trust company and has a fund, CreditEase Wealth Consumer Credit Investment Fund managed by Zhe Hao, or Fund No.2, as its settlor and sole beneficiary. Trust No.2 invested an aggregate of RMB300.0 million in loans to borrowers recommended by our platform using the funds raised by its sole beneficiary from ultimate investors, including RMB30.0 million invested by Heng Cheng, one of our variable interest entities in the PRC, and RMB33.4 million invested by Shenzhen CreditEase Commercial Factoring Co., Ltd., an affiliate of CreditEase.

In April 2017, Zhe Hao, on behalf of Fund No.2, transferred Fund No. 2’s entire remaining beneficiary rights in Trust No.2 to Bohai International Trust Co.,Ltd., an independent third party, which created Bohai Trust • Zhong Yi Property Trust No.1, or Zhong Yi Trust which was set up and served by Bohai Trust Company as trustee, to host the beneficial rights. On the date of transfer, Heng Ye purchased all subordinated beneficiary rights amounted to RMB102.3 million (US$15.7 million) representing 34% of the total face value of securities issued by Zhong Yi Trust. Fund No. 2 was subsequently liquidated, and proceeds were distributed to its investors, including us, on April 18, 2017.

In July 2017, we transferred a portion of the subordinated beneficiary rights held in Zhong Yi Trust to a third party investor with an obligation to repurchase the beneficiary rights at the original transfer price plus a pre-determined interest. This transfer is not considered a true sale and is recorded as a secured borrowing under ASC 860. We continue to consolidate the Zhong Yi Trust after the transfer. The proceeds received from the transfer is recorded in accrued expenses and other liabilities as payable to investor of beneficiary rights under repurchase agreement on our consolidated balance sheets.

In June 2017 and October 2017, we established similar business relationship with other trusts, Trust No. 3 and Bohai Trust No. 1, respectively. Trust No. 3 and Bohai Trust No. 1 are administered by the trust company, with Heng Ye as their sole settlor and sole beneficiary. The Trust No. 3 and Bohai Trust No. 1 invest on a revolving basis an aggregate of RMB556.8 million (US$85.6 million) and RMB196.0 million (US$30.1 million) in loans through our online marketplace as of December 31, 2017, respectively.

As part of the above arrangements, we provide loan facilitation and post-origination services to Trust No. 1, Trust No. 2, Trust No. 3, and Bohai Trust No. 1. To protect the trusts from potential losses from loan default, we also provide certain level of guarantee in the form of a security fund set up for the Trust No. 1, whereby we make a security deposit to the security fund in an amount equal to 6% of the total loan principals invested by Trust No. 1. Our liability is capped at the cash set aside in the security fund. When a default occurs, Trust No. 1 will use cash from the security fund to cover the defaulted amount. When Trust No. 1 is dissolved, if the amount of payouts is less than 20% of the cash set aside in the security fund, the remainder of the security fund will be refunded to us. Otherwise, the remainder of the security fund will become part of the trusts’ assets subject to distribution.

We hold significant variable interest in Trust No. 1 through the transaction fees charged and the guarantee provided in the form of security deposit, and hold significant variable interest in Trust No. 2 through the transaction fees charged. We also hold significant variable interest in the ABS plan, Zhong Yi Trust, Trust No. 3 and Bohai Trust No. 1 through direct investment. Through the transaction fees, deposit and direct investment, we have the right to receive benefits from the Consolidated ABFE that could potentially be significant to the Consolidated ABFE.

We also have power to direct the activities that can most significantly impact the economic performance of the Consolidated ABFE by providing loan servicing and default loan collection services to the trusts.

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

From August 2017 to December 2017, we cooperated with Zhejiang Chouzhou Commercial Bank to furnish the borrower referral and facilitation services to the bank. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. In addition, we undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount.

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

We allocate non-contingent fees to be received in accordance with the guidance in ASC 605-25. We first determine the amount equal to the fair value of the stand-ready liability from the quality assurance program. Then the remaining fees are allocated to the loan facilitation services and post-origination services using their relative estimated selling prices.

We did not recognize revenue for the quality assurance program, as it considered that netting the changes in the guarantee with the revenue was more representative of our obligation. No separate guarantee revenue or guarantee provision expense had been recognized in the Consolidated Statement of Operations.

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

Other revenues

Other revenues include penalty fee for late payment or pre-payment, one-time fees for transferring loans over the secondary loan market and commission fee received from other Fintech companies. The penalty fee, which is the fee paid to the investors and assigned to us by the investors, will be received as a certain percentage of past due amounts in case of late payment or a certain percentage of interest over the prepaid principal loan amount in case of prepayment. We refer potential borrowers to other Fintech companies and charges them commission fee.  Commission fee revenue is recognized when successful referral was completed by us.

Customer incentives

To expand market presence, we provide cash incentives to investors from time to time. Each individual incentive program only lasts for a week or a few weeks. During the relevant incentive program period, we set certain thresholds for the investor to qualify to enjoy the cash incentive. When qualified investment is made, the cash payment is provided to the investor as a percentage of the investment amount. We also distributed interest plus coupons and renewal reward coupons to investors free of charge. The investors can utilize the interest plus coupons to increase the expected return of Yidingying product on the maturity date. If the investors choose to extend the investment period of the Yidingying product, the renewal reward coupons can be utilized to increase the expected return of Yidingying product for the extended investment period. The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of revenue.

We also have established a membership reward program in which investors can earn Yiren coins when purchases made on our platforms reach a certain amount. Yiren coins can be used in subsequent purchases. The valid periods of these Yiren coins vary among different individual promotional programs, ranging from one and a half years to two and a half years. Given currently we do not have sufficient historical data to reasonably estimate the usage rate of the Yiren coins, the liabilities for the estimated value of the Yiren coins that are expected to be used are accrued based on the total number of outstanding Yiren coins related to prior purchases at the end of each reporting period. These liabilities reflect our management’s best estimate of the cost of future usages. As of December 31, 2015, 2016 and 2017, we recorded accrued expenses related to Yiren coins earned from prior purchases of RMB29.5 million, RMB39.3 million and RMB64.0 million(US$9.8 million), respectively, with corresponding entry in sales and marketing expenses.

We also pay cash to registered borrowers or investors as reward of successful referring of new borrowers or investors to our platform. We recognize sales expenses when the commission becomes payable based on successful referrals.

Liabilities from Quality Assurance Program and Guarantee

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

From August 2017 to December 2017, we cooperated with Zhejiang Chouzhou Commercial Bank to furnish the borrower referral and facilitation services to the bank. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. Under such agreement, the total outstanding loan balance and accrued interests which we would be required to repay to fulfill the guarantee was RMB nil and RMB206.8 million (US$31.8 million) as of December 31, 2016 and 2017 respectively.

During the years ended December 31, 2015 , 2016 and 2017, we made provisions for the quality assurance program and guarantee in an amount of RMB682.2 million, RMB1,679.5 million (including RMB81.3 million of estimated net payouts in excess of our stand ready obligation related to the fraud incident that we detected in July 2016) and RMB3,195.9 million (US$491.2  million) (including RMB43.0 million (US$6.6 million) contingent liability on a portfolio basis), respectively, which increases the balance of the liability from quality assurance program and guarantee, and made net payments in a total amount of RMB135.9 million, RMB754.8 million and RMB1,873.0 million (US$287.9 million) out of the quality assurance program and guarantee, respectively, which reduces the balance of the liability from quality assurance program and guarantee. As of December 31, 2015, 2016 and 2017, we had a liability of RMB546.3 million, RMB1,471.0 million and RMB2,794.0 million (US$429.4 million) associated with our quality assurance program and guarantee, respectively.

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

Expected charge-off rate. We estimated the future overall charge-off rates for the loans facilitated using the weighted average of the expected charge-off rates of Grade I, Grade II, Grade III, Grade IV and Grade V. For each loan grade, the expected charge-off rate is estimated using the historical performance data of our products. Grade II, III and IV loans have credit risks higher than Grade I but lower than Grade V. For the historical charge-off rates of our loans, please see charts under “—Loan Performance Data.”

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

We adopted the measurement alternative included in ASU 2014-13, the collateralized financing entity (“CFE”) guidance, pursuant to which we measure both the financial assets and financial liabilities of the Consolidated ABFE in our consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. We believe the fair value of the loans receivables of the Consolidated ABFE is more observable than the fair value of the financial liability of the Consolidated ABFE. As a result, the loans of the Consolidated ABFE are measured at fair value and the payable to investors is measured in consolidation as: (i)the sum of the fair value of the loans and the carrying value of any non-financial assets that are incidental to the operations of the Consolidated ABFE less (ii)the sum of the fair value of loan default loss borne by us through the security deposit. The resulting amount is allocated to the individual financial liabilities (other than the beneficial interest retained by us) using a reasonable and consistent methodology. Since we hold sole beneficiary of Trust No.3 and Bohai Trust No.1, the beneficial interest retained by us, or the payable to investors of Trust No.3 and Bohai Trust No.1, are eliminated on the consolidated financial statements. Under the measurement alternative, our consolidated net income reflects our own economic interests in the Consolidated ABFE including changes in the fair value of our beneficial interests.

As our loans and related payable to investors are not traded in an active market with readily observable prices, we use significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

As of December 31, 2015, 2016 and 2017, the significant unobservable inputs used in the fair value measurement of the loans of the Consolidated ABFE include the discount rate applied in the valuation models, default and recovery rates applied in the valuation models, and early prepayment rates. These inputs in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of loans and decreases in the discount rate can significantly increase the fair value of loans. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

Financial Instrument	Unobservable Input	December 31, 2015 Range of Inputs Weighted- Average	December 31, 2016 Range of Inputs Weighted- Average	December 31, 2017 Range of Inputs Weighted- Average
Loans and payable to investors	Discount rates	12.0%	12.0%	12.0%
	Net cumulative expected loss rates(1)	7.9%	7.6% - 7.9%	9.9%-11.1%
	Cumulative prepayment rates(2)	7.4%	13.2%	13.6%

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.4%, 2.0% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

In 2015, 2016 and 2017, our principal sources of liquidity have been cash generated from operating activities and proceeds from the issuance and sale of our shares. We generated positive cash flow from operating activities of RMB861.3 million, RMB 2,113.4 million and RMB2,716.5 million (US$417.5 million) in 2015, 2016 and 2017, respectively. In December 2015, we completed our initial public offering in which we issued and sold an aggregate of 7,500,000 ADSs, representing 15,000,000 ordinary shares, resulting in net proceeds to us of approximately US$64.9 million. Concurrently with our initial public offering, we sold 2,000,000 ordinary shares to Baidu Hong Kong in a private placement, resulting in net proceeds to us of approximately US$9.0 million. As of December 31, 2017, we had cash and cash equivalents of approximately RMB1,857.2 million (US$285.4 million), as compared to cash and cash equivalents of approximately RMB968.2 million as of December 31, 2016.

As of December 31, 2017, we had restricted cash of approximately RMB1,805.7 million (US$277.5 million), as compared to RMB1,218.3 million as of December 31, 2016. The restricted cash represented the amount of cash we set aside in the quality assurance program that was launched on January 1, 2015, the cash held by the Consolidated ABFE and the cash set aside for guarantee deposit. When we make payouts from the quality assurance program upon occasions of default, such payouts will reduce the balance of our restricted cash. We monitor the balance of the quality assurance program on a monthly basis, and adjust on a quarterly basis by putting an appropriate additional amount of cash into the quality assurance program as needed to ensure we can sufficiently cover the expected net payouts.

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

Our accounts receivable primarily include the transaction fees receivable from borrowers. As of December 31, 2015, 2016 and 2017, we had accounts receivable of RMB83.0 million, RMB28.6 million and RMB 21.4 million(US$3.3 million), respectively. Due to our switch from the third-party guarantee arrangement to the quality assurance program model, starting in the first quarter of 2015, we have adopted a new revenue recognition policy—for the fees collected upfront, we recognize revenue upon completion of the loan facilitation services, while for the fees collected on a monthly basis over the term of a loan, we recognize revenue when the fees are collected. As a result, we did not record additional accounts receivable during 2015, 2016 and 2017, and no allowance for uncollectable accounts receivable was recorded as of December 31, 2015, 2016 and 2017. Accordingly, our accounts receivable decreased over the past three years, and we expect that our accounts receivable will continue to decrease going forward.

Our prepaid expenses and other assets include primarily funds receivable from external payment networks, and our accrued expenses and other liabilities include primarily accrued payroll and welfare, tax payable, accrued IPO related expense, accrued customer incentives and Yiren coins, and accrued advertisement expense. Prior to August 2015, our accrued expenses and other liabilities include primarily funds payable to investors or borrowers. In August 2015, we fully migrated to a new system whereby China Guangfa Bank not only maintains an account for us but also maintains separate in trust for, or ITF, accounts for borrowers and investors. With this arrangement, the balance of the funds payable to investors or borrowers on our balance sheet was reduced to zero as of December 31, 2015.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities (1)	861,277	2,113,435	2,716,513	417,520
Net cash used in from investing activities	(282,589)	(1,421,663)	(374,597)	(57,574)
Net cash provided by/(used in) financing activities	749,918	135,298	(849,450)	(130,558)
Effect of foreign exchange rate changes	101	29,356	(16,109)	(2,476)
Net increase in cash, cash equivalents and restricted cash	1,328,707	856,426	1,476,357	226,912
Cash, cash equivalents and restricted cash, beginning of year	1,378	1,330,085	2,186,511	336,061
Cash, cash equivalents and restricted cash, end of year	1,330,085	2,186,511	3,662,868	562,973

(1)         In the fourth quarter of 2016, we elected to early adopt ASU 2016-18, which requires the inclusion of restricted cash in cash and cash equivalent balances in the statement of cash flows, on a retrospective basis and have applied the changes to our consolidated statements of cash flows for the years ended December 31, 2015 and 2016, respectively.

Operating Activities

Net cash generated from operating activities was RMB2,716.5 million (US$417.5 million) in 2017. In 2017, the principal items accounting for the difference between our net cash generated from operating activities and our net income of RMB1,371.8million (US$210.8 million) were changes in certain working capital accounts, principally an increase in liabilities from quality assurance program and guarantee of RMB 1,322.9 million (US$203.3  million) and an increase in accrued expenses and other liabilities of RMB679.1 million (US$104.4  million), partially offset by an increase in deferred tax assets in RMB353.4 million (US$54.3million) and an increase in prepaid expenses and other assets of RMB595.8 million (US$91.6 million). Quality assurance program liabilities increased primarily due to an increase in the volume of loans facilitated by us. The increase in accrued expenses and other liabilities was primarily due to an increase of RMB378.5 million (US$58.2 million) in tax payable, which was mainly due to an increase in our net income and accumulated effect of deferred tax assets. The increase of RMB328.5 million (US$50.5 million) in deferred tax assets was primarily due to an increase in liabilities from quality assurance program. The increase in prepaid expenses and other assets was primarily due to an increase of RMB548.6 million (US$84.3 million) in funds receivable from external payment network providers.

Net cash generated from operating activities was RMB2,113.4 million in 2016. In 2016, the principal items accounting for the difference between our net cash generated from operating activities and our net income of RMB1,116.4 million were changes in certain working capital accounts, principally an increase in liabilities from quality assurance program and guarantee of RMB924.7 million and an increase in accrued expenses and other liabilities of RMB297.8 million, partially offset by an increase in deferred tax assets in RMB260.5 million and an increase in prepaid expenses and other assets of RMB220.0 million. Quality assurance program liabilities increased primarily due to an increase in the volume of loans facilitated by us. The increase in accrued expenses and other liabilities was primarily due to an increase of RMB216.3 million in tax payable, which was mainly due to an increase in our net income and accumulated effect of deferred tax assets. The increase of RMB231.2 million in deferred tax assets was primarily due to an increase in liabilities from quality assurance program. The increase in prepaid expenses and other assets was primarily due to an increase of RMB108.9 million in funds receivable from external payment network providers.

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

Investing Activities

Net cash used in investing activities was RMB374.6 million (US$57.6 million) in 2017, which was primarily attributable to our investment in loans at fair value and loan to a related party, purchase of property, equipment and software.

Net cash used in investing activities was RMB1,421.7 million in 2016, which was attributable to our purchases of held-to-maturity investments, available-for-sale investments, investment in loans at fair value and purchase of property, equipment and software.

Net cash used in investing activities was RMB282.6 million in 2015, which was attributable to our purchases of held-to-maturity investments, investment in loans at fair value and property, equipment and software.

Financing Activities

Net cash used in financing activities was RMB849.5 million (US$130.6 million) in 2017, which was mainly attributable to RMB605.2 million (US$93.0) in dividends distribution in 2017 and RMB270.0 million (US$41.5 million) in principal payments made by Trust No. 2 to its sole beneficiary and RMB221.9 million (US$34.1 million) in principal payments in relation to the asset-backed securities, partially offset by the proceeds of RMB197.7 million (US$30.4 million) from transferring the entire remaining beneficial rights in Trust No. 2 to Zhong Yi Trust. The cash flows of the Consolidated ABFE are consolidated into our cash flow. However, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs. For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

Net cash provided by financing activities was RMB135.3 million in 2016, which was mainly attributable to the proceeds of RMB270.0 million received by Trust No. 2 from its settlor and sole beneficiary and the proceeds of RMB202.5 million from issuance of asset-backed securities on the Shenzhen Stock Exchange in China with the loans invested by Trust No. 1 through our platform as the underlying assets, partially offset by RMB250.0 million in principal payments made by Trust No. 1 to its sole beneficiary and RMB65.4 million in principal payments in relation to the asset-backed securities. The cash flows of the Consolidated ABFE are consolidated into our cash flow. However, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs.

Net cash provided by financing activities was RMB749.9 million in 2015, which was mainly attributable to the net proceeds from our initial public offering and the concurrent private placement, initial contribution received by the trusts and the cash contribution from our parent company, CreditEase.

Capital Expenditures

We made capital expenditures of RMB16.4 million, RMB30.0 million and RMB70.6 million(US$10.8 million) in 2015, 2016 and 2017, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. We will continue to make capital expenditures to meet the expected growth of our business.

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

C.                                    Research and Development

We had a dedicated product development team consisting of 75 full-time employees as of December 31, 2017. This team is responsible for developing and implementing new consumer finance products to introduce on to our marketplace.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.                                    Off-Balance Sheet Arrangements

In January 2015, we launched our new quality assurance program to provide a certain level of assurance to investors who invest in loans through our marketplace. From August 2017 to December 2017, we cooperated with Zhejiang Chouzhou Commercial Bank to furnish borrower referral and facilitation services to the bank in certain loans facilitated on our platform. See “—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Liabilities from Quality Assurance Program and Guarantee” and “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” Other than the quality assurance program and guarantee arrangement, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating Lease Obligation	20,815	19,218	1,597	—	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under a non-cancelable operating lease with an expiration date in January 2019. Rental expenses under operating leases for 2015, 2016 and 2017 were RMB9.9 million, RMB22.8 million and RMB21.6 million(US$3.3 million), respectively.

Payables to investors related to the Consolidated ABFE have been excluded from the table above. We will make such payments to the investors related to the Consolidated ABFE if and when we receive the related loan payments from borrowers. We do not have any contractual obligations to make such payments out of our own liquidity resources.

Under our recent change in the funding policy for our quality assurance program, instead of setting aside the full amount to be contributed to the program in a lump sum, we contribute to the program in installments with each instalment equal to 30% of the transaction fee we receive from the borrower each time until the full amount is contributed.  We provided guarantee deposits to Zhejiang Chouzhou Commercial Bank to protect it from potential losses due to loan delinquency and undertook to replenish such deposit from time to time so that the amount of guarantee deposits met a certain percentage of the related outstanding loan. As of December 31, 2017, we recorded liability of RMB2,794.0 million (US$429.4 million) in relation to the quality assurance program and guarantee. The maximum potential future net payments we are required to make out of the quality assurance program was RMB 1,701.5 million (US$261.5 million), which took into account the amount set aside in the quality assurance program. Under the agreement with Zhejiang Chouzhou Commercial Bank, we are obligated to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon the full repayment, we will obtain the creditor’s rights in respect of relevant default amount. See “—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Liabilities from Quality Assurance Program and Guarantee.”

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

G.                                   Safe Harbor

See “Forward-Looking Information.”

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers*	Age	Position/Title
Ning Tang	44	Executive Chairman
Huan Chen	43	Director
Quan Zhou	60	Director
Tina Ju	53	Director
Qing Li	41	Director
Sam Hanhui Sun	45	Independent Director
Jingsheng Huang	59	Independent Director
Chaomei Chen	59	Independent Director
Yihan Fang	45	Chief Executive Officer
Yu Cong	49	Chief Financial Officer
Yang Cao	47	Chief Operating Officer and Chief Technology Officer
Yichuan Pei	55	Chief Risk Officer and Chief Credit Officer

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

Mr. Quan Zhou has served as our director since January 2015. Mr. Zhou is currently a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou serves as a director of the general partner of each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Capital Fund L.P., and their respective successor funds. He also serves as a director of the general partner of each of IDG China Venture Capital Fund IV L.P. and IDG China Capital Fund III L.P. Mr. Zhou has been the president and a board member of IDG VC Management Ltd. since 2012. Mr. Zhou currently serves on the board of directors of Fang Holdings Ltd., an NYSE-listed company, Xunlei Limited, a NASDAQ-listed company and CASI Pharmaceuticals, Inc., a NASDAQ-listed Company. Mr. Zhou also serves as a director of various private companies. Mr. Zhou received a bachelor’s degree in chemistry from China Science and Technology University, a master’s degree in chemical physics from the Chinese Academy of Sciences and a Ph.D. degree in fiber optics from Rutgers University.

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

Mr. Sam Hanhui Sun has served as our director since December 17, 2015. From January 2010 to September 2015, Mr. Sun assumed a couple of positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on NASDAQ, including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on NASDAQ-listed company, from 2007 to 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group, including eight years at the Beijing office of KPMG, where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun currently serves as an independent director and audit committee chair of Fang Holdings Limited, an NYSE-listed company, an independent director and audit committee chair of CAR Inc., a company listed on the Hong Kong Stock Exchange, an independent director and audit committee chair of iQIYI Inc., a NASDAQ-listed company, and an independent director and audit committee chair of Sunlands Online Education Group, an NYSE-listed company. Mr. Sun received a B.E. in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

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

Dr. Yichuan Pei has served as our chief credit officer since March 2017 and our chief risk officer since the third quarter of 2017. Prior to joining us, Dr. Pei served as vice general manager of Ping An Bank in Shanghai, China from October 2016 to February 2017  and as chief risk officer of Knowledge Decision Sciences in San Jose, California from September 2013 to September 2016. Previously, Dr. Pei served as senior or executive vice president at various banks in the United States, including Bank of America, JP Morgan Chase, Washington Mutual Bank, Providian Financial Services, and Fleet Boston Bank. Dr. Pei graduated with a bachelor of science degree from the University of Science and Technology of China, received a Ph.D. degree from the Johns Hopkins University in Baltimore, Maryland, and awarded a postdoctoral fellowship from Princeton University in Princeton, New Jersey.

B.                                    Compensation

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB9.9 million (US$1.5 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For information regarding the share-based incentive awards that we have granted to our officers and directors, please refer to “—Share Incentive Plan.”

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

Share Incentive Plan

We have adopted two share incentive plans, namely, the 2015 Share Incentive Plan and 2017 Share Incentive Plan, which we refer to as the 2015 Plan and the 2017 Plan, respectively, which allow us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. Pursuant to the 2015 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2015 Plan is 3,939,100 ordinary shares. As of March 31, 2018, 3,889,100 restricted share units were outstanding under the 2015 Plan. Pursuant to the 2017 Plan, the maximum aggregate number of shares which may be issued is 6,060,900. As of March 31, 2018, 3,626,752  restricted share units were outstanding under the 2017 Plan.

The following table summarizes, as of March 31, 2018, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under our 2015 Plan and 2017 Plan:

Name	Ordinary Shares Underlying Restricted Share Units	Grant Date
Huan Chen	*	July 1,2016
	*	July 1,2017
Qing Li	*	July 1,2017
Jingsheng Huang	*	July 1,2016
	*	July 1,2017
Sam Hanhui Sun	*	July 1,2016
	*	July 1,2017
Chaomei Chen	*	July 1,2017
Yihan Fang	*	July 1,2016
	*	July 1,2017
Yu Cong	*	July 1,2016
	*	July 1,2017
Yang Cao	*	July 1,2017
Other Individuals as a Group	4,075,194	July 1,2016 and 2017

*                 Less than 1% of our total outstanding ordinary shares.

The following paragraphs summarize the terms of the 2015 Plan and the 2017 Plan:

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

D.                                    Employees

As of December 31, 2015, 2016 and 2017, we had a total of 608, 911 and 1037 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2017 by function:

	Number of Employees	% of Total

Function
Technology	271	26.1
Risk Management	88	8.5
Operations	373	36.0
Product Development	75	7.2
Sales and Marketing	173	16.7
General and Administrative	57	5.5
Total	1037	100.0

As of December 31, 2017, 690 employees were based in Beijing, where our principal executive offices are located, 344 employees were based in Chongqing, and 3 employees were based in Hong Kong.

The employee numbers for periods through December 31, 2015 in this “Employees” section include employees of CreditEase who worked for our business prior to our carve-out from CreditEase.

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

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 121,409,056 ordinary shares outstanding as of March 31, 2018.

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

Ordinary Shares Beneficially Owned as of March 31, 2018
	Number	%†
Directors and Executive Officers**:
Ning Tang(1)	43,430,000	35.8
Huan Chen	*	*
Quan Zhou(2)	*	*
Tina Ju(3)	—	—
Qing Li	*	*
Jingsheng Huang	*	*
Sam Hanhui Sun	*	*
Chaomei Chen	*	*
Yihan Fang	*	*
Yu Cong	*	*
Yang Cao	*	*
Yichuan Pei	—	—
All Directors and Executive Officers as a Group	43,799,877	36.1

Principal Shareholders:
CreditEase Holdings (Cayman) Limited(4)	100,000,000	82.4

*                 Less than 1% of our total outstanding shares.

**          Except for Mr. Huan Chen, Mr. Quan Zhou, Ms. Tina Ju, Mr. Qing Li, Mr. Sam Hanhui Sun, Mr. Jingsheng Huang and Ms. Chaomei Chen, the business address of our directors and executive officers is 10/F, Building 9, 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Mr. Huan Chen is 10th Floor, Tower B, SOHO Newtown, 88 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Mr. Quan Zhou is 6th Floor, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing, People’s Republic of China. The business address of Ms. Tina Ju is Level 19, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The business address of Mr. Qing Li is 23 Coniston Ct, Princeton, NJ 08540. The business address of Mr. Sam Hanhui Sun is 17 Fen-si-ting Avenue, Apt 3-4-802, Dongcheng District, Beijing 100009, China. The business address of Mr. Jingsheng Huang is Harvard Center Shanghai, 5/F Shanghai IFC-HSBC Building, No. 8 Century Avenue, Shanghai 200120, People’s Republic of China. The business address of Ms. Chaomei Chen is 338 Spear Street, 31-D, San Francisco, CA 94105, USA.

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2018. The total number of ordinary shares outstanding as of March 31, 2018 is 121,409,056.

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

As of March 31, 2018, 20,895,194 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 17.2% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Intellectual Property License Agreement

Under the intellectual property license agreement, CreditEase and we grant to each other and each party’s respective subsidiaries and variable interest entities a worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, non-exclusive license of intellectual property owned by the licensing party to use, reproduce, modify, prepare derivative works of, perform, display, or otherwise exploit, except for certain trademarks with regard to which CreditEase agrees to grant us a worldwide, royalty-free, fully paid-up, sublicensable, transferable, unlimited and exclusive license to use, reproduce, modify, prepare derivative works of, perform, display, sublicense, transfer or otherwise exploit, until and unless such trademarks are transferred to our company or any of our subsidiaries or consolidated variable interest entities. As of the date of this annual report, a total of 44 trademarks have been transferred to us by CreditEase.

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

Transactions with CreditEase Affiliated Entities

Prior to the establishment of Yirendai Ltd., our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase, which provided us with origination and servicing, sales and marketing and general and administrative services. Since we completed our carve-out from CreditEase and became a stand-alone company in March 2015, affiliates of CreditEase have continued to provide certain supporting services to us.  Expenses of services provided by CreditEase’s affiliates were recorded as service expenses charged by related parties in 2015, 2016 and 2017 based on various agreements that we entered into with relevant affiliates of CreditEase.  Total cost and expense from CreditEase for such services were approximately RMB441.9 million, RMB911.7 million and RMB 1,325.9 million(US$203.8 million) for 2015, 2016 and 2017, respectively. Among these, allocation for provision of borrower and investor acquisition and referral services were RMB405.1 million, RMB818.7 million and RMB1,080.7 million(US$166.1 million), for system support were RMB26.1 million, RMB72.0 million and RMB 133.2 million(US$20.5 million) and for collection services were RMB3.4 million, RMB11.9 million and RMB 96.3 million (US$14.8 million), for 2015, 2016 and 2017, respectively. As of December 31, 2017, the total amount due to affiliates of CreditEase for such services was RMB117.2 million (US$18.0 million).

CreditEase Huimin Investment Management (Beijing) Co., Ltd., or CreditEase Huimin, is an affiliate of CreditEase. From February 1, 2017, we provides borrower acquisition and referral services to CreditEase Huimin.  As of December 31, 2017, we had RMB16.9 million (US$2.6 million) due from CreditEase Huimin.

Pucheng Credit Assessment and Management (Beijing) Co., Ltd., or Pucheng Credit, and CreditEase Puhui Information Consulting (Beijing) Co., Ltd., or CreditEase Puhui, are affiliates of CreditEase. From August 2017 to December 2017, we cooperated with Zhejiang Chouzhou Commercial Bank to furnish the borrower referral and facilitation services to the bank. We undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. Under the arrangement, Pucheng Credit and CreditEase Puhui provide a joint guarantee with us.

Guarantee Arrangement with Tian Da Xin An

Tian Da Xin An (Beijing) Guarantee Co., Ltd., or Tian Da Xin An, is a guarantee company affiliated with CreditEase. From August 2013 to December 2014, we had a guarantee arrangement with Tian Da Xin An to provide investors with the option of purchasing the assurance that their principal and interest would be repaid in the event that their loans default. Tian Da Xin An was responsible for repaying the principal and accrued interest of the default loan and it charged the investor 10% of the monthly loan interest for the guarantee service. In practice, we reimbursed the loan principal and accrued interest to the investor in the first place in the case of default, and then collected the amount from Tian Da Xin An, and we collected from the investor the guarantee service fee charged by Tian Da Xin An on its behalf, and then remit the amount to Tian Da Xin An. The amount due from Tian Da Xin An as of December 31, 2015 and 2016 were RMB20.8 million and RMB1.7 million, respectively, and the amount due to Tian Da Xin An as of December 31, 2017 were RMB2.7 million (US$0.4 million), which represent the net amount of services fee receivable arising from guarantee fee, default loan principal and accrued interest due to borrowers as well as uncollectible transaction fee. The guarantee arrangement has been replaced by our new quality assurance program since January 2015. All loans originated on or after January 1, 2015 are covered under the quality assurance program, and the outstanding balance of the loans guaranteed under the previous guarantee arrangement will continue to be covered under the guarantee arrangement until the loans reach maturity. In February 2018, Tian Da Xin An has ceased to be an affiliate with CreditEase.

Business Relationships in relation to Trusts

As part of our strategy to expand our investor base from individual investors to institutional investors, in October 2015 we established a business relationship with Trust No. 1, under which Trust No. 1 invested in loans with an aggregate principal amount of RMB250.0 million through our platform using funds received from its investor. Trust No. 1 is administered by an independent third-party state-owned trust company, which acts as the trustee. The settlor and sole beneficiary of Trust No. 1 is a fund managed by Zhe Hao, an affiliate of CreditEase. Fund No. 1’s investors are PRC individuals who are not affiliated with our company. In April 2016, Zhe Hao, on behalf of Fund No. 1, transferred Fund No. 1’s entire beneficiary rights in Trust No. 1 to China International Capital Corporation Limited, a special purpose vehicle, which subsequently issued and listed RMB250.0 million (US$38.4 million) asset-backed securities on the Shenzhen Stock Exchange in China, with the loans invested by Trust No. 1 through our platform as the underlying assets. Heng Ye, one of our PRC subsidiaries, purchased RMB47.5 million (US$7.3 million) asset-backed securities through the Shenzhen Stock Exchange. Puxin Hengye Technology Development (Beijing) Co., Ltd., a subsidiary of CreditEase, and two funds managed by Zhe Hao purchased RMB25.0 million (US$3.8 million) and RMB67.5 million (US$10.4 million) asset-backed securities, respectively.

In July 2016, we established a business relationship with another trust, Huijin No. 28 Single Capital Trust E2, or Trust No. 2, which is of the similar structure to Trust No. 1 described above—Trust No. 2 is administered by an independent third-party state-owned trust company and has a fund, CreditEase Wealth Consumer Credit Investment Fund managed by Zhe Hao, or Fund No. 2, as its settlor and sole beneficiary. Trust No. 2 invested an aggregate of RMB300.0 million in loans to borrowers recommended by our platform using the funds raised by its sole beneficiary from ultimate investors, including RMB30.0 million invested by Heng Cheng, one of our variable interest entities in the PRC. In April 2017, Zhe Hao, on behalf of Fund No. 2, transferred Fund No. 2’s beneficiary rights in Trust No. 2 to Bohai International Trust Co., Ltd., an independent third party, which created Bohai Trust • Zhong Yi Property Trust No.1, or Zhong Yi Trust, to host the beneficial rights. Zhong Yi Trust has subsequently completed an issuance of RMB300.0 million (US$46.1 million) asset-backed securities through private placements. On the date of transfer, Heng Ye purchased all subordinated beneficiary rights amounted to RMB102.3 million (US$15.7 million) representing 34% of the asset-backed securities upon their issuance.

In June 2017 and October 2017, we established similar business relationship with other trusts, Trust No. 3 and Bohai Trust No. 1, respectively. Trust No. 3 and Bohai Trust No. 1 are administered by the independent third-party trust company to invest in loans to borrowers recommended by our platform, with Heng Ye as their sole settlor and sole beneficiary. Heng Ye invested in an aggregate of RMB500.0 million (US$76.8 million) and RMB200.0million (US$30.7 million) in the Trust No. 3 and Bohai Trust No. 1, respectively.

We treat Trust No. 1, the asset-backed securities plan, Trust No. 2, Zhong Yi Trust, Trust No. 3 and Bohai Trust No. 1 as our variable interest entities under U.S. GAAP for the reasons detailed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation,” and consolidate the financial results of the Consolidated ABFE in our consolidated financial statements in accordance with U.S. GAAP.

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

We and certain of our officers were named as defendants in two putative securities class actions filed in the United States District Court for the Central District of California that were subsequently dismissed: Lefter v. Yirendai Ltd. et al., Civil Action No. 2:16-cv-06437-MFW-AGR (C.D. Cal.) and Roh v. Yirendai Ltd. et al., Civil Action No. 2:16-cv-06506-MFW-AGR (C.D. Cal.).  The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between May 11, 2016 and August 24, 2016—alleges that our public press releases dated May 11, 2016 and August 9, 2016 contained misstatements or omissions relating to our experiencing an increasing amount of fraud related to customer application for loans and the potential negative impact that the Chinese government’s implementation of new anti-fraud  regulations could have on our business.

On November 29, 2016, the Court entered an order consolidating the cases and appointing lead plaintiffs and lead counsel for the consolidated case. On January 27, 2017, the lead plaintiffs filed their first amended complaint. On March 28, 2017, we filed a motion to dismiss the first amended complaint. On July 12, 2017, the United States District Court for the Central District of California dismissed the class action lawsuits and concluded that the plaintiff’s action, which was not certified as a class action, shall be dismissed with prejudice. For risks and uncertainties relating to the future cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs— We were previously subject to two shareholder class action lawsuits that were subsequently dismissed. However, we cannot assure you that we will not be subject to other shareholder class action lawsuits in the future.”

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

On July 29, 2017, our board of directors approved a semi-annual dividend policy. Under this policy, semi-annual dividends will be set at an amount equivalent to approximately 15% of our anticipated net income after tax in each half year commencing from the second half of 2017. The determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors that the board may deem appropriate.

On July 29, 2017, our board of directors also approved a special cash dividend of US$0.75 per ordinary share of our company (or US$1.50 per ADS), which was already paid on October 16, 2017 to holders of our company’s ordinary shares of record as of the close of business on September 29, 2017. On March 11, 2018, our board of directors approved another special cash dividend of US$0.14 per ordinary share of our company (or US$0.28 per ADS), which was expected to be paid on May 15, 2018 to holders of our company’s ordinary shares of record as of the close of business on April 30, 2018. We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

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

	Trading Price
	High	Low
Annual Highs and Lows
2015 (Since December 18, 2015)	10.39	8.35
2016	42.34	3.35
2017	53.5	19.85
Quarterly Highs and Lows
Fourth Quarter 2015 (Since December 18, 2015)	10.39	8.35
First Quarter 2016	11.98	3.35
Second Quarter 2016	17.40	10.02
Third Quarter 2016	42.34	13.73
Fourth Quarter 2016	33.62	20.5
First Quarter 2017	31.64	19.85
Second Quarter 2017	26.62	22.76
Third Quarter 2017	45.91	24.77
Fourth Quarter 2017	53.5	32.53
Monthly Highs and Lows
September 2017	45.91	39.15
October 2017	53.5	40.3
November 2017	45.3	37.2
December 2017	45	32.53
January 2018	47.93	37.37
February 2018	42.35	34.78
March 2018	44.1	37.32
April 2018 (through April 23, 2018)	40.62	34.51

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

The following are summaries of material provisions of our memorandum and articles of association, insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are not residents of the Cayman Islands may freely hold and vote their shares.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our memorandum and articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

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

Proceedings of Board of Directors

Our memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets and uncalled capital of our company and issue debentures and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82 and amended in December 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

The State Administration of Taxation issued the Notice on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Notice 6, on March 17, 2017. Notice 6 further regulates and strengthens the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Notice 6 specifies certain circumstances whereby such payments that do not comply with arm’s-length principles may be subject to the special tax adjustments by the tax authority, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the value of such intangible assets, royalties paid to an overseas related party for the transfer of the right to use of the intangible assets with no economic benefits, and royalties paid to an overseas related party for the incidental benefits generated from the listing activities. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated variable interest entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

However, if the PRC tax authorities determine that Yirendai Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be subject to the special tax adjustments conducted by the PRC tax authority and be further required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Yirendai Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Yirendai Ltd. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Yirendai Ltd., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Circular 7, or to establish that we should not be taxed under these circulars. See “3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, United States expatriates, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

For United States federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

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

Although the law in this regard is unclear, we intend to treat Heng Cheng and Yi Ren Wealth Management as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, and based upon our current and projected income and assets, including goodwill, and the current and projected value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. Assuming that we are the owner of Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, although we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs or ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

In addition, if we were treated as not owning Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

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

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, and thus we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in the United States in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. (See “Taxation—People’s Republic of China Taxation”) In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-refundable foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. If such gain is not treated as PRC source income, however, a U.S. holder generally will not be able to obtain a U.S. foreign tax credit for any PRC tax withheld or imposed unless such U.S. holder has other foreign source income in the appropriate category for the applicable tax year. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment described above.  “Marketable stock” is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations.  Our ADSs are listed on the NYSE, which is a qualified exchange for these purposes.  Therefore, if we are or were to become a PFIC, a U.S. holder generally will be eligible to make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded.

If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the NYSE. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC. If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

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

Item 11.                                                  Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our reporting currency was the U.S. dollar prior to April 1, 2016. In our consolidated financial statements prepared before April 1, 2016, our financial information that used RMB as the functional currency had been translated into U.S. dollars. Effective from April 1, 2016, we changed our reporting currency from U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of RMB0.1 million, RMB29.4 million and RMB18.0 million (US$2.8 million) in 2015, 2016 and 2017, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time. For the year of 2017, we did not receive reimbursement from the depositary.

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

For the period from December 17, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2017, we did not use any of the net proceeds from our initial public offering.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

	2015	2016	2017
	RMB	RMB	RMB
	(in thousands)
Audit fees(1)	13,765	6,327	9,419
Tax fees(2)	303	1,070	1,021

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

Item 16E.                                         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.                                          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                                        Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. As of March 31, 2018, CreditEase held more than 50% of our total voting power. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirement that   a majority of our board of directors consist of independent directors.

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
1.1

Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

2.3

Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-208437), filed with the Securities and Exchange Commission on December 10, 2015)

4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.2

2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-219404), filed with the Securities and Exchange Commission on July 21, 2017)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.4

Form of Director Agreement between the Registrant and its independent directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.5

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.6

Master Transaction Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated November 9, 2015 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.7

Transitional Services Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated November 9, 2015 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.8

Non-Competition Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated November 9, 2015 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.9

Cooperation Framework Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated November 9, 2015 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.10

Intellectual Property License Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated November 9, 2015 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.11

English translation of Loan Agreements between Heng Ye and the shareholders of Heng Cheng dated February 22, 2015 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.12

English translation of Equity Interest Pledge Agreements among Heng Ye, Heng Cheng and the shareholders of Heng Cheng dated February 22, 2015 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.13

English translation of Powers of Attorney granted to Heng Ye by the shareholders of Heng Cheng dated February 22, 2015 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.14

English translation of Exclusive Business Cooperation Agreement between Heng Ye and Heng Cheng dated February 22, 2015 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.15

English translation of Exclusive Option Agreement among Heng Ye, Heng Cheng and the shareholders of Heng Cheng dated February 22, 2015 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.16

Subscription Agreement between the Registrant and Baidu (Hong Kong) Limited dated as of December 14, 2015 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.17

Loan Agreements between Heng Yu Da and the shareholders of Yi Ren Wealth Management dated October 13, 2016 (incorporated herein by reference to Exhibit 4.16 to the Company’s Report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 24, 2017)

4.18*	Amended and Restated Equity Interest Pledge Agreements among Heng Yu Da, Yi Ren Wealth Management and the shareholders of Yi Ren Wealth Management dated April 27, 2018

4.19

Powers of Attorney granted to Heng Yu Da by the shareholders of Yi Ren Wealth Management dated October 13, 2016 (incorporated herein by reference to Exhibit 4.18 to the Company’s Report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 24, 2017)

4.20

Exclusive Business Cooperation Agreement between Heng Yu Da and Yi Ren Wealth Management dated October 13, 2016 (incorporated herein by reference to Exhibit 4.19 to the Company’s Report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 24, 2017)

4.21*	Amended and Restated Exclusive Option Agreement among Heng Yu Da, Yi Ren Wealth Management and the shareholders of Yi Ren Wealth Management dated April 27, 2018

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities

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

Yirendai Ltd.

By:	/s/Ning Tang
	Name:	Ning Tang
	Title:	Executive Chairman of the Board of Directors

Date: April 30, 2018

YIRENDAI LTD.

YIRENDAI LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Yirendai Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yirendai Ltd. (the “Company” and its subsidiaries and variable interest entities, collectively referred to as the “Group”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes and schedule 1 listed in the Index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Convenience translation

As discussed in Note 2, the Company changed its reporting currency from United States dollar to Renminbi effective April 1, 2016. Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 30, 2018
We have served as the Company’s auditor since 2015.

YIRENDAI LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
Assets:
Cash and cash equivalents	968,225	1,857,175	285,443
Restricted cash (including RMB103,481 and RMB82,990 from Consolidated Assets Backed Financing Entities(i) (“ABFE”) as of December 31, 2016 and 2017, respectively)	1,218,286	1,805,693	277,530
Accounts receivable	28,581	21,368	3,284
Prepaid expenses and other assets (including RMB1,056 and RMB3,535 from Consolidated ABFE as of December 31, 2016 and 2017, respectively)	466,763	1,068,990	164,301
Loans at fair value (including RMB371,033 and RMB791,681 from Consolidated ABFE as of December 31, 2016 and 2017, respectively)	371,033	791,681	121,679
Amounts due from related parties	1,678	117,222	18,017
Held-to-maturity investments (including RMB4,896 and RMB9,944 from Consolidated ABFE as of December 31, 2016 and 2017, respectively)	98,917	9,944	1,528
Available-for-sale investments	1,158,000	963,253	148,049
Property, equipment and software, net	35,503	82,249	12,641
Deferred tax assets	436,402	801,089	123,125
Total assets	4,783,388	7,518,664	1,155,597
Liabilities:
Accounts payable (including accounts payable of VIE Companies(ii), without recourse to the Company of RMB13,544 and RMB33,444 as of December 31, 2016 and 2017, respectively; including accounts payable of Consolidated ABFE, without recourse to the Company of RMB147 and RMB380 as of December 31, 2016 and 2017, respectively)	13,691	33,841	5,201
Amounts due to related parties (including amounts due to related parties of VIE Companies, without recourse to the Company of RMB6,907 and RMB53,149 as of December 31, 2016 and 2017, respectively)	11,609	76,544	11,765
Liabilities from quality assurance program and guarantee (including liabilities from quality assurance program of VIE Companies, without recourse to the Company of RMB1,471,000 and RMB2,775,949 as of December 31, 2016 and 2017, respectively)	1,471,000	2,793,948	429,422
Deferred revenue (including deferred revenue of VIE Companies, without recourse to the Company of RMB164,318 and RMB222,906 as of December 31, 2016 and 2017, respectively)	164,318	222,906	34,260
Payable to investors at fair value (including payable to investors at fair value of Consolidated ABFE, without recourse to the Company of RMB418,686 and RMB113,445 from as of December 31, 2016 and 2017, respectively)	418,686	113,445	17,436
Accrued expenses and other liabilities (including accrued expenses and other liabilities of VIE Companies, without recourse to the Company of RMB507,890 and RMB1,063,631 as of December 31, 2016 and 2017, respectively; including accrued expenses and other liabilities of Consolidated ABFE, without recourse to the Company of RMB2,895 and RMB7,131 as of December 31, 2016 and 2017, respectively)	564,165	1,296,650	199,291
Deferred tax liabilities	—	11,277	1,733
Total liabilities	2,643,469	4,548,611	699,108

Commitments and Contingencies (Note 15)

Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 119,512,300 and 121,343,424 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	75	76	12
Additional paid-in capital	933,272	1,123,854	172,733
Accumulated other comprehensive income	29,457	11,067	1,701
Retained earnings	1,177,115	1,835,056	282,043
Total equity	2,139,919	2,970,053	456,489
Total liabilities and equity	4,783,388	7,518,664	1,155,597

(i)                                    The Company consolidated Huijin No. 28 Single Capital Trust E1, Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan, Huijin No. 28 Single Capital Trust E2, CreditEase Wealth Consumer Credit Investment Fund, Bohai Trust • Zhong Yi Property Trust No.1, Huijin No. 28 Single Capital Trust E3 and Bohai Trust • Yirendai Single Capital Trust, which are named “Assets Backed Financing Entities” or the “ABFE”, see Note 2.

(ii)                                 VIE companies refers to Heng Cheng Technology Development (Beijing) Co., Ltd. and Yiren Financial Information Services (Beijing) Co., Ltd., see Note 2.

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net revenue:
Loan facilitation service	1,278,539	3,133,423	5,226,691	803,328
Post-origination service	27,086	84,154	187,216	28,775
Others	8,014	20,414	129,443	19,895

Total net revenue	1,313,639	3,237,991	5,543,350	851,998

Operating costs and expenses:
Sales and marketing	679,771	1,571,038	2,921,236	448,986
Origination and servicing	86,360	180,076	417,882	64,227
General and administrative	137,114	402,111	526,845	80,976

Total operating costs and expenses	(903,245)	(2,153,225)	(3,865,963)	(594,189)

Interest income	4,799	36,843	114,851	17,652
Fair value adjustments related to Consolidated ABFE	(11,333)	(19,735)	(40,124)	(6,167)
Non-operating income, net	—	575	876	135

Income before provision for income taxes	403,860	1,102,449	1,752,990	269,429
Income taxes (expense)/benefit	(128,521)	13,949	(381,207)	(58,590)

Net income	275,339	1,116,398	1,371,783	210,839

Basic net income per share	2.7356	9.4418	11.3881	1.7503

Weighted average number of ordinary shares outstanding, basic	100,652,055	118,240,414	120,457,573	120,457,573

Diluted net income per share	2.7356	9.3865	11.2205	1.7246

Weighted average number of ordinary shares outstanding, diluted	100,652,055	118,937,082	122,256,838	122,256,838

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and per share data)

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net income	275,339	1,116,398	1,371,783	210,839

Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	101	29,356	(17,979)	(2,763)
Unrealized losses on available-for-sale investments	—	—	(411)	(63)

Comprehensive income	275,440	1,145,754	1,353,393	208,013

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, except share and per share data)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Accumulated other comprehensive income	Retained (deficit)/ earnings	Total equity
		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	100,000,000	—	313,820	—	(90,412)	223,408
Issuance of shares on June 25, 2015	—	62	—	—	—	62
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering costs of RMB31,718	15,000,000	10	419,765	—	—	419,775
Issuance of ordinary shares for concurrent private placement, net of costs of RMB6,473	2,000,000	1	58,256	—	—	58,257
Foreign currency translation adjustment	—	—	—	101	—	101
Net income	—	—	—	—	275,339	275,339

Balance as of December 31, 2015	117,000,000	73	791,841	101	184,927	976,942
Share-based awards provided to employees	291,400	1	17,222	—	—	17,223
Share-based awards provided to employees of consolidated group of CreditEase	2,220,900	1	124,209	—	(124,210)	—
Foreign currency translation adjustment	—	—	—	29,356	—	29,356
Net income	—	—	—	—	1,116,398	1,116,398

Balance as of December 31, 2016	119,512,300	75	933,272	29,457	1,177,115	2,139,919
Share-based awards provided to employees	560,734	—	81,979	—	—	81,979
Share-based awards provided to employees of consolidated group of CreditEase	1,270,390	1	108,603	—	(108,604)	—
Dividends to shareholders	—	—	—	—	(605,238)	(605,238)
Foreign currency translation adjustment	—	—	—	(17,979)	—	(17,979)
Unrealized losses on available-for-sale investments	—	—	—	(411)	—	(411)
Net income	—	—	—	—	1,371,783	1,371,783

Balance as of December 31, 2017	121,343,424	76	1,123,854	11,067	1,835,056	2,970,053

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income	275,339	1,116,398	1,371,783	210,839
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	3,635	10,609	23,729	3,647
Disposal of property, equipment and software	—	34	(55)	(8)
Interest income	(846)	—	—	—
Fair value adjustments related to Consolidated ABFE	11,333	19,735	40,124	6,167
Share-based compensation	—	17,223	81,979	12,600
Changes in operating assets and liabilities
Accounts receivable	78,120	54,412	7,183	1,104
Change in Consolidated ABFE related asset/liability	7,315	3,941	10,724	1,648
Prepaid expenses and other assets	(44,512)	(220,040)	(595,763)	(91,567)
Amounts due from/to related parties	(49,171)	93,152	49,391	7,591
Accrued expenses and other liabilities	87,611	297,817	679,142	104,382
Accounts payable	4,499	9,192	20,150	3,097
Liabilities from quality assurance program and guarantee	546,332	924,668	1,322,948	203,333
Deferred tax assets/liabilities	(175,862)	(260,540)	(353,410)	(54,318)
Deferred revenue	117,484	46,834	58,588	9,005

Net cash provided by operating activities	861,277	2,113,435	2,716,513	417,520

Cash Flows from Investing Activities:
Purchase of property, equipment and software	(16,397)	(29,973)	(70,551)	(10,844)
Disposal of property, equipment and software	—	11	140	22
Purchase of held-to-maturity investments	(110,000)	(238,917)	(943,212)	(144,969)
Redemption of held-to-maturity investments	80,817	170,000	1,031,273	158,504
Purchase of available-for-sale investments	—	(1,238,500)	(2,988,777)	(459,367)
Redemption of available-for-sale investments	—	80,500	3,181,763	489,028
Investment in preferred shares	—	—	(2,710)	(416)
Investment in loans at fair value	(247,434)	(299,956)	(752,801)	(115,703)
Principal payment of loans at fair value	10,425	135,172	270,278	41,541
Loan to a related party	—	—	(100,000)	(15,370)

Net cash used in investing activities	(282,589)	(1,421,663)	(374,597)	(57,574)

Cash Flows from Financing Activities:
Cash contribution from owner	62	—	—	—
Proceeds from issuances of ABFE	250,000	472,500	197,730	30,390
Principal Payments to ABFE	—	(315,378)	(491,942)	(75,610)
Proceeds from initial public offering, net of offering cost	441,600	—	—	—
Proceeds from concurrent private placement, net of offering cost	58,256	—	—	—
Payments of initial public offering cost	—	(21,824)	—	—
Proceeds from transfer of beneficiary rights under repurchase agreement	—	—	50,000	7,685
Dividends paid to shareholders	—	—	(605,238)	(93,023)

Net cash provided by /(used in) financing activities	749,918	135,298	(849,450)	(130,558)

Effect of foreign exchange rate changes	101	29,356	(16,109)	(2,476)

Net increase in cash, cash equivalents and restricted cash	1,328,707	856,426	1,476,357	226,912
Cash, cash equivalents and restricted cash, beginning of year	1,378	1,330,085	2,186,511	336,061

Cash, cash equivalents and restricted cash, end of year	1,330,085	2,186,511	3,662,868	562,973
Supplemental disclosures of cash flow information:
Income taxes paid, net	98,941	65,890	302,188	46,455
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	846,120	968,225	1,857,175	285,443
Restricted cash	483,965	1,218,286	1,805,693	277,530
Total cash, cash equivalents, and restricted cash	1,330,085	2,186,511	3,662,868	562,973

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Company entered into non-competition arrangement with CreditEase, under which they agreed not to compete with each other’s core business. CreditEase agreed not to compete with the Group in a business that is of the same nature as (i) the online consumer finance marketplace business currently conducted or contemplated to be conducted by the Group as of the date of the agreement and (ii) other businesses that the Group and CreditEase may mutually agree from time to time. The Group agreed not to compete with CreditEase in the business conducted by CreditEase, other than (i) the online consumer finance marketplace business operated by the Group as of the date of the agreement and (ii) other businesses that the Group and CreditEase may mutually agree from time to time.

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

In August 2017, the Group further established Yi Ren Information Consulting (Beijing) Co., Ltd. or Yi Ren Information, its wholly owned subsidiary in China, which engages in providing of borrower acquisition and referral services to institutional funding providers.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

1.                     ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

As of December 31, 2017, the Company’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries

Yirendai Hong Kong Limited (“Yirendai HK”)	October 8, 2014	Hong Kong	100%	Investment holding

Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd. (“Heng Ye”)	January 8, 2015	PRC	100%	Provision of consultancy information technology support

Chongqing Heng Yu Da Technology Co., Ltd. (“Heng Yu Da”)	March 21, 2016	PRC	100%	Provision of services relating to IT, system maintenance and customer support

Yi Ren Information Consulting (Beijing) Co., Ltd. (“Yi Ren Information”)	August 10, 2017	PRC	100%	Provision of borrower acquisition and referral services to institutional funding providers

Variable interest entities

Heng Cheng Technology Development (Beijing) Co., Ltd. (“Heng Cheng”)	September 15, 2014	PRC	Consolidated VIE	Services for online marketplace connecting borrowers and investors

Huijin No.28 Single Capital Trust E1 (“Trust No.1”)	October 16, 2015	PRC	Consolidated VIE	Investment in loans through the Company’s platform

Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan (“ABS plan”)	April 22, 2016	PRC	Consolidated VIE	Host of Beneficial Right Asset

Huijin No.28 Single Capital Trust E2 (“Trust No.2”)	July 8, 2016	PRC	Consolidated VIE	Investment in loans through the Company’s platform

Yiren Financial Information Services (Beijing) Co., Ltd. (“Yi Ren Wealth Management”)	October 13, 2016	PRC	Consolidated VIE	Wealth Management Consulting Service

Bohai Trust • Zhong Yi Property Trust No.1 (“Zhong Yi Trust”)	April 5, 2017	PRC	Consolidated VIE	Host of Beneficial Right Asset

Huijin No.28 Single Capital Trust E3 (“Trust No.3”)	June 27, 2017	PRC	Consolidated VIE	Investment in loans through the Company’s platform

Bohai Trust • Yirendai Single Capital Trust (“Bohai Trust No.1”)	October 25, 2017	PRC	Consolidated VIE	Investment in loans through the Company’s platform

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

•                  Agreements that transfer economic benefits to the Foreign Owned Subsidiaries

Exclusive Business Cooperation Agreement The Foreign Owned Subsidiaries have entered into an exclusive business cooperation agreement with the VIE Companies. Pursuant to this exclusive business cooperation agreement, the Foreign Owned Subsidiaries provide comprehensive technical support, consulting services and other services to the VIE Companies in exchange for service fees. The Foreign Owned Subsidiaries have the sole discretion to determine the amounts of the service fees.

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

•                  Agreements that provide the Foreign Owned Subsidiaries with the option to purchase the Equity Interest in the VIE Companies

Loan Agreements Under loan agreements between FOS and each of the shareholders of the respective VIE companies, FOS made interest-free loans to the shareholders for the exclusive purpose of the initial capitalization and the subsequent financial needs of the VIE companies. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in VIE companies to FOS or its designated representatives pursuant to the equity option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to FOS. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in VIE companies and FOS elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with the VIE Companies and their current shareholders are in compliance with the PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

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

•                  Shut down the Company’s servers or block the Company’s online platform;

•                  Discontinue or place restrictions or onerous conditions on the Company’s operations; and/or

•                  Require the Company to undergo a costly and disruptive restructuring.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Risks in relation to the VIE structure — continued

The following financial statement amounts and balances of the VIE Companies were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
Assets
Cash and cash equivalents	433,510	1,148,818	176,570
Restricted cash	1,114,805	1,701,454	261,509
Accounts receivable	23,838	783	120
Prepaid expenses and other assets	398,675	1,025,160	157,564
Amounts due from related parties	1,678	117,222	18,017
Available-for-sale investments	498,000	618,500	95,062
Property, equipment and software, net	4,427	2,078	319
Deferred tax assets	436,402	798,345	122,703

Total assets	2,911,335	5,412,360	831,864

Liabilities
Accounts payable	13,544	33,444	5,140
Amounts due to related parties	6,907	53,149	8,169
Liabilities from quality assurance program	1,471,000	2,775,949	426,655
Deferred revenue	164,318	222,906	34,260
Accrued expenses and other liabilities	507,890	1,063,631	163,477

Total liabilities	2,163,659	4,149,079	637,701

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
Net revenue	1,316,761	3,237,768	5,414,978	832,267
Net income	465,679	1,445,081	2,237,924	343,963

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
Net cash provided by operating activities	812,496	2,415,204	3,244,633	498,691
Net cash used in investing activities	(35,486)	(471,321)	(220,359)	(33,869)

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

In April 2016, Zhe Hao, on behalf of the Fund No.1, transferred Fund No.1’s entire beneficial rights in the Trust No.1 (“the Beneficial Right Asset”) to China International Capital Corporation Limited (the “SPV Manager”), who created a Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan (the “ABS plan”) to host the Beneficial Right Asset. Such ABS plan was issued and listed on the Shenzhen Stock Exchange in April 2016. The Group purchased RMB47.5 million Senior A Tranche securities, representing 19% of total securities issued by the ABS plan. Puxin Hengye purchased all subordinated securities amounted to RMB25.0 million and two funds which were set up and managed by Zhe Hao purchased various tranches of securities amounted to RMB67.5 million, representing 10% and 27% of the total price of securities issued, respectively.

In July 2016, the Company established a business relationship with another trust, or Trust No.2, which is of the similar structure to Trust No.1 described above. Trust No.2 is administered by the trust company, with CreditEase Wealth Consumer Credit Investment Fund (“Fund No.2”) managed by Zhe Hao as its settlor and sole beneficiary. The Trust No.2 invested in an aggregate of RMB300.0 million in loans through the Company’s online marketplace using the funds raised by its sole beneficiary from ultimate investors, including RMB30.0 million invested by Heng Cheng, one of the VIE companies, and RMB33.4 million invested by Shenzhen CreditEase Commercial Factoring Co., Ltd., an affiliate of CreditEase.

In April 2017, Zhe Hao, on behalf of Fund No.2, entered into arrangements with Bohai International Trust Co.,Ltd (“Bohai Trust Company”), an independent third-party trust company to transfer the entire remaining beneficial rights in Trust No.2  (the “Beneficial Right Asset”) to Bohai Trust • Zhong Yi Property Trust No.1 (“Zhong Yi Trust”) which was set up and served by Bohai Trust Company as trustee. On the date of transfer, the Group purchased all subordinated beneficiary rights in Zhong Yi Trust amounted to RMB102.3 million (US$15.7million) representing 34% of the total face value of securities issued by Zhong Yi Trust. Fund No.2 were subsequently liquidated, and proceeds were distributed to its investors, including the Group, on April 18, 2017.

In July 2017, the Group transferred a portion of the subordinated beneficiary rights held in Zhong Yi Trust to a third party investor with an obligation to repurchase the beneficiary rights at the original transfer price plus a pre-determined interest. This transfer is not considered a true sale and is recorded as a secured borrowing under ASC 860. The Group continues to consolidate the Zhong Yi Trust after the transfer. The proceeds received from the transfer is recorded in accrued expenses and other liabilities as payable to investor of beneficiary rights under repurchase agreement on the Company’s consolidated balance sheets.

In June 2017 and October 2017, the Company established similar business relationship with other trusts, Trust No.3 and Bohai Trust No.1, respectively. Trust No.3 and Bohai Trust No.1 are administered by the trust company, with Heng Ye as their sole settlor and sole beneficiary. The Trust No.3 and Bohai Trust No.1 investing on a revolving basis an aggregate of RMB556.8 million (US$85.6 million) and RMB196.0 million (US$30.1 million) in loans through the Company’s online marketplace as of December 31, 2017, respectively.

As part of the above arrangements, the Company provides loan facilitation and post-origination services to Trust No.1, Trust No2, Trust No3, and Bohai Trust No.1 (or the “Trusts”), and also provides certain level of guarantee in the form of a security fund set up for the Trust No.1. The Company pays a security deposit in the amount of 6% of the total loan principal to the Trust No.1 to protect the Trust No.1 from potential losses from loan default. The Company’s liability is capped at the initial cash set in the fund. When a default occurs, the Trust No.1 will use cash from the security fund to cover the defaulted amount. When the Trust is dissolved, if the amount of payouts is within 20% of the cash set aside in the security fund, the remainder of the security fund will be returned to the Company. Otherwise, the remainder of the security fund will become part of the Trust’s assets subject to distribution.

The Company holds significant variable interest in Trust No.1 through the transaction fee charged and guarantee provided in the form of security deposit, and holds significant variable interest in Trust No.2 through the transaction fee charged. The Company also holds significant variable interest in the ABS plan, the Zhong Yi Trust, Trust No.3 and Bohai Trust No.1 through direct investment. Through the transaction fees, deposit, and direct investment, the Company has the right to receive benefits from the ABFE that could potentially be significant to the ABFE.

The Company also has power to direct the activities that have most significant impact on the economic performance of the ABFE by providing the loan servicing and default loan collection services of the four trusts.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Consolidated Assets Backed Financing Entities — continued

The following financial statement amounts and balances of the Consolidated ABFE were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
Assets
Restricted cash	103,481	82,990	12,755
Prepaid expenses and other assets	1,056	3,535	543
Loans at fair value	371,033	791,681	121,679
Held-to-maturity investments	4,896	9,944	1,528

Total assets	480,466	888,150	136,505

Liabilities
Accounts payable	147	380	58
Payable to investors at fair value	418,686	113,445	17,436
Accrued expenses and other liabilities	2,895	7,131	1,096

Total liabilities	421,728	120,956	18,590

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	USD
Net revenue	—	—	—
Net loss	19,735	40,124	6,167

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	USD
Net cash provided by operating activities	6,591	12,713	1,954
Net cash used in investing activities	(169,680)	(487,572)	(74,938)
Net cash provided by/(used in) financing activities	157,121	(294,213)	(45,220)

All assets of Consolidated ABFE are collateral for ABFE’s obligations and can only be used to settle the ABFE’s obligations.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Revenue recognition

The Group provides services as an online marketplace connecting borrowers and investors. The three major deliverables provided are loan facilitation services, quality assurance program and post-origination services (e.g. automated investing tool, cash processing, collection and SMS services).

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

After August 2013, the Group introduced a guarantee arrangement with a guarantee company, under which the guarantee company provided guarantee service to the investors (“guarantee model”). The guarantee company charged the investors at a rate of 10% based on monthly interest on loans as servicing fee, which was collected by the Group on behalf of the guarantee company and not recorded as revenue of the Group.

Starting from January 1, 2015, the Group terminated the relationship with the guarantee company, and launched a new investor protection service in the form of a financial guarantee called the quality assurance program. If a loan originated on or after January 1, 2015 defaults, the Group guarantees the principal and accrued interest repayment of the defaulted loan up to the balance of the quality assurance program on a portfolio basis. The quality assurance program being set aside equals 6%-7% of the total loan facilitation amount. The Group reserves the right to revise the percentage upwards or downwards as a result of the Group’s continuing evaluation of factors such as market dynamics as well as its product lines, profitability and cash position.

In October 2016, the Group launched a new program named “Top-up Program” to facilitate a new loan for a qualified borrower to payback his or her existing loan. This arrangement is accounted for as an extinguishment of the existing loan with a simultaneous facilitation of a new loan. Top-up Program is a service provided to qualified borrowers to enhance customer experience and serve their lifelong credit needs. The fee structure of loans facilitated under the Top-up program is the same as other loan products except that the Group offers a credit of upfront fee of the existing loan to encourage the acceptance of the new loan, which is considered as a cash incentive provided to the borrower and recorded as a reduction to revenue.

From August 2017 to December 2017, the Group cooperated with Zhejiang Chouzhou Commercial Bank (“Chouzhou Bank”) to furnish the borrower referral and facilitation services to Chouzhou Bank. The Group provided guarantee deposits to Chouzhou Bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. The Group also undertakes to repay Chouzhou Bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to Chouzhou Bank, the Group will obtain the creditor's rights in respect of the relevant default amount.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Group does not have vendor specific objective evidence (“VSOE”) of selling price for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services separately.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Other revenue

Other revenue includes penalty fee for loan prepayment (for loans originated before December 31, 2014) and late payment, one-time fees for transferring loans over the secondary loan market, and commission fee received from other Fintech companies. The penalty fee, which are fees paid to the investors that are assigned to us by the investors, will be received as a certain percentage of past due amounts in case of late payment or a certain percentage of interest over the prepaid principal loan amount in case of prepayment. The Company refers potential borrowers to other Fintech companies and charges them commission fee.  Commission fee revenue is recognized when successful referral was completed by the Company.

Customer incentives

To expand its market presence, the Group provides cash incentives to investors from time to time. Each individual incentive program only lasts for a week or a few weeks. During the relevant incentive program period, the Group sets certain thresholds for the investor to qualify to enjoy the cash incentive. When qualified investment is made, the cash payment is provided to the investor as a percentage of the investment amount. The Group also distributed interest plus coupons and renewal reward coupons to investors free of charge. The investors can utilize the interest plus coupons to increase the expected return of Yidingying product on the maturity date. If the investors choose to extend the investment period of the Yidingying product, the renewal reward coupons can be utilized to increase the expected return of Yidingying product for the extended investment period. The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of revenue in accordance with ASC subtopic 605-50.

The Group has established a membership reward program wherein investors can earn Yiren coins when purchase made on the Group’s platforms reached a certain amount. Yiren coins can be used in connection with subsequent purchases. The expiry dates of these Yiren coins vary based on different individual promotional programs, which are generally ranged from one and a half years to two and a half years period. The Group accrues liabilities for the estimated value of the Yiren coins that are expected to be used, which are based on all outstanding Yiren coins related to prior purchases at the end of each reporting period, as it does not currently have sufficient historical data to reasonably estimate the usage rate of these Yiren coins. These liabilities reflect management’s best estimate of the cost of future usages. As of December 31, 2016 and 2017, the Group recorded accrued expenses related to Yiren coins earned from prior purchases of RMB39,273 and RMB64,021, respectively, with corresponding entry in sales and marketing expenses.

The Group also pays cash to registered borrowers or investors as reward of successful referring of new borrowers or investors to the Croup’s platform. The Group recognizes sales expenses when the commission becomes payable based on successful referrals.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Liabilities from quality assurance program and guarantee

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

The fair value of the stand-ready liability associated with the quality assurance program recorded at the inception of the loan was estimated using a discounted cash flow model to its expected net payouts from the quality assurance program, and also by incorporating a markup margin. The Group estimates its expected future net payouts based on its current product mix as well as its estimates of expected net charge-off rates and expected collection rates and a discount rate. The expected future cash net payout is capped at the restricted cash balance of the quality assurance program. In the fourth quarter of 2015, in order to continue to attract new and retain existing investors and to remain consistent with the current industry practice in China, the Group set aside more cash in the quality assurance program based on its current business intention but not legal obligation, so that the balance in the quality assurance program is enough to cover the expected net payouts.

The Group estimated the expected net charge-off rates of the loan facilitated as the weighted average of the expected net charge-off rates of loan with different risk grids. The Group developed the expected net charge-off rates based on the Group’s historical experience. In the second quarter of 2017, the Company launched its new credit scoring system and upgraded its original four risk grids system of Grade A, B, C and D to a five risk grids system of Grade I, Grade II, Grade III, Grade IV and Grade V.

In the fourth quarter of 2017, after reviewing the sufficiency of the liability as of December 31, 2017, the Company recognized an additional contingent liability of RMB 43 million.

As of December 31, 2016 and 2017, the maximum potential undiscounted future net payment the Group would be required to make was RMB1,114,805 and RMB1,701,454, respectively, which took into account of the amount set aside by the Group in the restricted cash balance of the quality assurance program.

The Company cooperated with Chouzhou Bank from August 2017 to December 2017. The Company provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. The Company also undertakes to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon the full repayment, the Company will obtain the creditor’s rights in respect of relevant default amount. Under such agreement, the total outstanding loan balance and accrued interests which the Company would be required to make were nil and RMB206,842 as of December 31, 2016 and 2017 respectively.

The movement of liability from quality assurance program and liability related to guarantee provided to Chouzhou Bank during the year ended December 31, 2016 and 2017 is as follows:

As of January 1, 2016	546,332
Provision at the inception of new loans (Note)	1,598,238
Provision for fraud incident	81,263
Net payment	(754,833)

As of December 31, 2016	1,471,000
Provision at the inception of new loans (Note)	3,152,899
Recognition of contingent liability	43,049
Net payment	(1,873,000)

As of December 31, 2017	2,793,948

Note:                  Amount represents cash received on non-contingent fees allocated to the stand-ready liability for loans generated during the year.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Company has adopted the measurement alternative included in ASU 2014-13 - the collateralized financing entity (“CFE”) guidance, pursuant to which, the Company measures both the financial assets and financial liabilities of the Consolidated ABFE in its consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. The Company believes the fair value of the financial assets of the Consolidated ABFE is more observable than the fair value of the financial liability of the Consolidated ABFE. As a result, the loans of the Consolidated ABFE are measured at fair value and the payable to investors is measured in consolidation as: (i) the sum of the fair value of the loans and the carrying value of any non-financial assets that are incidental to the operations of the Consolidated ABFE less (ii) the sum of the fair value of loan default loss borne by the Company through the security deposit. The resulting amount is allocated to the individual financial liabilities (other than the beneficial interest retained by the Company) using a reasonable and consistent methodology. Since the Company holds sole beneficiary of Trust No.3 and Bohai Trust, the beneficial interest retained by the Company, or the payable to investors of Trust No.3 and Bohai Trust, are eliminated on the consolidated financial statements. Under the measurement alternative, the Company’s consolidated net income reflects the Company’s own economic interests in the Consolidated ABFE including changes in the fair value of the beneficial interests retained by the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Restricted cash

Restricted cash represents: (i) cash in quality assurance program and guarantee which is managed by the Group through restricted bank accounts; (ii) cash held by the Consolidated ABFE through segregated bank accounts which is not available to fund the general liquidity needs of the Company.

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

With the termination of the guarantee contract in relation to loan facilitated on or after January 1, 2015 with Tian Da Xin An, the Group does not record additional accounts receivable associated with uncollected transaction and service fees from borrowers and investors during the years ended December 31, 2016 and 2017, and no allowance is recorded on the balance sheet as of December 31, 2016 and 2017.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2015, 2016 and 2017, respectively.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% and related surcharges on revenue generated from providing services. VAT is  reported as a deduction to revenue when incurred and amounted to RMB121,673, RMB314,727 and RMB619,474 for the years ended December 31, 2015, 2016 and 2017, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the face of balance sheet.

1  Although Issue 00-23 has also been nullified, the guidance in Issue 21 of EITF Issue 00-23 remains applicable by analogy since it is the only available guidance on accounting for these awards.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Net income per share

Basic net income per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include shares issuable upon the vesting of restricted share units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be antidilutive.

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

Starting from the second quarter of 2016, the Company changed its reporting currency from US$ to RMB. The change in reporting currency was undertaken to better report the Company’s performance given the location of its operations are principally in China and to improve the comparability of the Company’s financial results with other publicly traded companies in the industry in China. The related financial statements prior to April 1, 2016 have been recast to RMB as if the financial statements originally had been presented in RMB since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation adjustment to the Group’s comprehensive income were a gain of RMB101 and RMB29,356 for the years ended December 31, 2015 and 2016 respectively.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5063 on December 30, 2017, the last business day in fiscal year 2016, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB564,240 and RMB1,546,094 at December 31, 2016 and 2017, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other assets, loans at fair value, amounts due from related parties, held-to-maturity investments, and available-for-sale investments. As of December 31, 2017, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of 500 thousands RMB at each bank. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31, 2017.

There are no customers of the Group that accounted for greater than 10% of the Group’s carrying amount of accounts receivable as of December 31, 2016 and 2017.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Significant risks and uncertainties — continued

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting guidance also requires additional disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 can be adopted using one of two retrospective application methods. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date”, which defers the effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017, and interim periods therein.

Additionally, the FASB issued the following various updates affecting the guidance in ASU 2014-09. The effective dates and transition requirements are the same as those in ASC Topic 606 above. In March 2016, FASB issued an amendment to the standard, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations” Under the amendment, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (as an agent). In April 2016, FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”, to clarify identifying performance obligations and the licensing implementation guidance, which retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. This update addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition. The update provides a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. Then, in December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The updates in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09.

The Company adopted the new standard effective January 1, 2018 using the modified retrospective method. The Company recognized the cumulative effect of applying the new revenue standard as an adjustment to the beginning balance of retained earnings. The comparative information will not be restated and continues to be reported under the accounting standards in effect for the period presented.

The adoption of the new revenue standard is expected to affect the Company’s consolidated financial statements primarily in the following aspects:

(1)         For those transactions that portion of the service fees is collected on monthly bases, revenue from facilitation services was recognized at the time of billing instead of upon collection. Under the new revenue standard, the collection risk of the borrowers credit risk is considered as a form of implicit price concession in determining the transaction price. Other variable consideration includes early repayment loss on service fees (as a price concession) and significant financing components of monthly services fees payable for more than 12 months.  The Company’s estimates of variable consideration are included in revenue to the extent that it is probable that a significant reversal of cumulative revenue will not occur.

(2)         Through December 31, 2017, the Company used the incremental cost method to account for the membership reward program liability related to Yiren coins earned by investors through consumption. The new revenue standard requires the membership reward program to be considered a separate performance obligation whereby a portion of service fee allocated to the membership reward program is deferred and recognized in revenue upon redemption.

(3)         Certain acquisition costs include commissions paid to CreditEase and others for successful referral that are currently expensed as incurred are required by the new revenue standard to be capitalized and amortized over the term of the loans facilitated.

Certain additional financial statement disclosure requirements are mandated by the new standard including disclosure of contract assets and contract liabilities as well as a disaggregated view of revenue.

The cumulative impact of adopting the standard on January 1, 2018 is an increase in stockholders’ equity, which at December 31, 2017 was approximately RMB2 billion (US$0.3billion).

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Significant risks and uncertainties — continued

Recent accounting pronouncements— continued

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

In August, 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group expects no material impact of adoption of this guidance on the consolidated financial statements.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740). Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. The Group expects no material impact of adoption of this guidance on the consolidated financial statements.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

3.                     PREPAID EXPENSE AND OTHER ASSETS

	December 31, 2016	December 31, 2017
	RMB	RMB
Funds receivable from external payment network providers (i)	306,758	855,363
Prepaid VAT and surcharge tax	86,767	162,996
Tax refund receivable	47,338	—
Prepaid expense	10,540	23,447
Others	15,360	27,184
Total	466,763	1,068,990

(i)              The Company opened accounts with external online payment service providers to collect and transfer loan funds and interest to investors or borrowers, repay and collect the default loan principal and interest. The Company also uses such accounts to collect the transaction fee and service fee. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of transaction fee, service fee received at the balance sheet date.

4.                     FAIR VALUE OF ASSETS AND LIABILITIES

For a description of the fair value hierarchy and the Company’s fair value methodologies, see “Note 2 — Summary of Significant Accounting Policies.” The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2016, and 2017.

Assets and Liabilities Recorded at Fair Value

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2016	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	968,225	—	—	968,225
Restricted cash	1,218,286	—	—	1,218,286
Loans at fair value	—	—	371,033	371,033
Available-for-sale investments	—	1,158,000	—	1,158,000
Total Assets	2,186,511	1,158,000	371,033	3,715,544
Liabilities
Payable to investors at fair value	—	—	418,686	418,686
Total Liabilities	—	—	418,686	418,686

December 31, 2017	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	1,857,175	—	—	1,857,175
Restricted cash	1,805,693	—	—	1,805,693
Loans at fair value	—	—	791,681	791,681
Available-for-sale investments	34,753	928,500		963,253
Total Assets	3,697,621	928,500	791,681	5,417,802
Liabilities
Payable to investors at fair value	—	—	113,445	113,445
Total Liabilities	—	—	113,445	113,445

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Significant Unobservable Inputs

		December 31, 2016	December 31, 2017
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted- Average	Weighted- Average
Loans and payable to investors	Discount rates	12.0%	12.0%
	Net cumulative expected loss rates (1)	7.6-7.9%	9.9-11.1%
	Cumulative prepayment rates (2)	13.2%	13.6%

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

4.                     FAIR VALUE OF ASSETS AND LIABILITIES— continued

Significant Unobservable Inputs— continued

The following table presents additional information about Level 3 loans, payable to investors measured at fair value on a recurring basis for the years ended December 31, 2016 and 2017.

	Loans	Payable to investors
	RMB	RMB
Balance at December 31, 2015	221,268	252,907
Purchases of loans	299,956	—
Contribution from investors of Consolidated ABFE	—	472,500
Collection of principal	(135,172)	—
Interest and penalties received	—	30,342
Deductible expenses associated with the Consolidated ABFE operating	—	(5,518)
Principal and interest payments to investors of Consolidated ABFE	—	(332,749)
Change in fair value	(15,019)	1,204

Balance at December 31, 2016	371,033	418,686

Changes in fair value related to balance outstanding at December 31, 2016	(16,889)	2,516

	Loans	Payable to investors
	RMB	RMB
Balance at December 31, 2016	371,033	418,686
Purchases of loans	752,801	—
Contribution from investors of Consolidated ABFE	—	197,730
Collection of principal	(270,278)	—
Interest and penalties received	—	50,294
Deductible expenses associated with the Consolidated ABFE operating	—	(8,691)
Principal and interest payments to investors of Consolidated ABFE	—	(522,823)
Change in fair value	(61,875)	(21,751)

Balance at December 31, 2017	791,681	113,445

Changes in fair value related to balance outstanding at December 31, 2017	(66,678)	(13,394)

Financial Instruments Not Recorded at Fair Value

Financial instruments, including restricted cash, accounts receivable, accounts payable, held-to-maturity investments and amounts due from/to related parties are not recorded at fair value. The fair values of these financial instruments are approximate their carrying value reported in the consolidated balance sheets due to the short-term nature of these assets and liabilities.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

5.                     INVESTMENTS

As of December 31, 2017, the Company’s held-to-maturity investments consisted of fixed income products and wealth management product that have stated maturity within one year. The Company measured the held-to maturity investments at amortized cost which approximate to its fair value, with no gross unrecognized holding gain or loss.

As of December 31, 2017, majority of the Company’s available-for-sale investments consisted of investments in debt securities. The Company measured the available-for-sale investments at fair value, with changes in fair value deferred in other comprehensive income. Changes in fair value of the available-for-sale investments, net of tax, for the year ended December 31, 2016 and 2017 were nil and RMB411, respectively, recorded in other comprehensive income. No other-than-temporary impairment recognized during the year of 2016 and 2017.

Interest income of investments of RMB7,593 and RMB72,649 were recognized in the consolidated statements of operations for the years ended December 31, 2016 and 2017, respectively.

The following table presents additional information about cost and fair value of available-for-sale investments as of December 31, 2016 and 2017:

	December 31, 2016
	Cost	Gross unrecognized holding gains / (losses)	Unrealized gain in accumulated other comprehensive income	Impact of exchange rate	Fair value
Available-for-sale investments:
Debt securities	1,158,000	—	—	—	1,158,000

	December 31, 2017
	Cost	Gross unrecognized holding gains / (losses)	Unrealized gain in accumulated other comprehensive income	Impact of exchange rate	Fair value
Available-for-sale investments:
Debt securities	963,660	—	(411)	4	963,253

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

6.                     PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31, 2016	December 31, 2017
	RMB	RMB
Computer and transmission equipment	37,582	84,194
Furniture and office equipment	2,410	2,767
Leasehold improvements	6,312	6,999
Software	3,547	25,106
Total property, equipment and software	49,851	119,066
Accumulated depreciation and amortization	14,348	36,817
Property, equipment and software, net	35,503	82,249

Depreciation and amortization expense on property, equipment and software for the years ended December 31, 2015, 2016 and 2017 were RMB3,635, RMB10,609 and RMB23,729, respectively.

7.                     ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31, 2016	December 31, 2017
	RMB	RMB
Accrued payroll and welfare	35,470	56,730
Tax payable	406,698	785,217
Accrued customer incentives and Yiren coins	54,731	197,816
Accrued advertisement expense	55,463	169,827
Payable to investor of beneficiary rights under repurchase agreement (Note 2)	—	50,000
Other accrued expenses	11,803	37,060
Total accrued expenses and other current liabilities	564,165	1,296,650

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

8.                     RELATED PARTY BALANCES AND TRANSACTIONS

The Group accounts for related party transactions based on various services agreements and reflects for all periods presented herein. Below summarizes the major related parties and their relationships with the Group, and the nature of their services provided to the Yirendai Business:

Company name	Relationship with the Group	Major transaction with the Group
CreditEase Huimin Investment Management (Beijing) Co., Ltd. (“CreditEase Huimin”)	Consolidated VIE of CreditEase	Borrower acquisition and referral services from the Group

Tian Da Xin An	Subsidiary of consolidated VIE of CreditEase	Guarantee services

Pucheng Credit Assessment and Management (Beijing) Co., Ltd. (“Pucheng Credit”)	Consolidated VIE of CreditEase	Credit assessment and collection services and guarantee services

CreditEase Puhui	Consolidated VIE of CreditEase	Borrower acquisition and referral services to/from the Group and guarantee services

Puxin Hengye Technology Development (Beijing) Co., Ltd. (“Puxin Hengye”)	Subsidiary of CreditEase	System support services

CreditEase Zhuoyue Wealth Investment & Management (Beijing) Co., Ltd. (“CreditEase Zhuoyue”)	Consolidated VIE of CreditEase	Investor acquisition and referral services

Beijing Zhicheng Credit Service Co., Ltd. (“Beijing Zhicheng”)	Consolidated VIE of CreditEase	Identity verification services

CreditEase	Parent Company	Paid in capital and loan

Hainan CreditEase Puhui Small Loan Co., Ltd. (“Hainan CreditEase”)	Consolidated VIE of CreditEase	Collection of fee from customer on behalf of the Group

CreditEase Bocheng Insurance Sales and Service Co., Ltd. (“CreditEase Bocheng”)	Consolidated VIE of CreditEase	Customer referral services from the Group

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

8.                     RELATED PARTY BALANCES AND TRANSACTIONS — continued

The following table presents information about cost and expense from CreditEase for such services for the years ended December 31, 2015, 2016 and 2017, which will be continuously provided by CreditEase:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Collection service	3,377	11,895	96,276
Acquisition and referral service	405,085	818,678	1,080,731
System support service	26,102	72,023	133,184
Credit assessment service	7,366	9,140	15,359
Cash process service	—	—	377

Total cost and expense	441,930	911,736	1,325,927

The Group also provides borrower/customer acquisition and referral services to CreditEase Puhui from April 1, 2015, CreditEase Huimin from February 1, 2017, and CreditEase Bocheng from May 1, 2017. The borrowers’ acquisition and referral revenue amounted to RMB2,962, RMB1,931 and RMB19,945 for the years ended December 31, 2015,2016 and 2017, respectively.

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

From August 2017 to December 2017, the Company cooperated with Chouzhou Bank. Under the arrangement, the Company is obligated to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon the full repayment, the Company will obtain the creditor’s rights in respect of relevant default amount. The Company’s affiliates, Pucheng Credit and CreditEase Puhui, provide joint-guarantee with the Company.

Details of related party balances as of December 31, 2016 and 2017 are as follows:

(i)                       Amounts due from related parties

	December 31, 2016	December 31, 2017
	RMB	RMB
Tian Da Xin An (Note a)	1,677	—
CreditEase Huimin(Note b)	—	16,875
Hainan CreditEase	1	—
CreditEase Bocheng	—	13
Pucheng Credit (Note c)	—	100,334

Total	1,678	117,222

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

8.                     RELATED PARTY BALANCES AND TRANSACTIONS — continued

(ii)                    Amounts due to related parties

	December 31, 2016	December 31, 2017
	RMB	RMB
CreditEase Puhui (Notes d and e)	5,351	53,536
Puxin Hengye (Note d)	3,264	9,273
Pucheng Credit (Note d)	1,149	6,738
Beijing Zhicheng (Note d)	1,438	1,390
CreditEase Zhuoyue (Note d)	407	682
Tian Da Xin An (Note a)	—	2,657
Hainan CreditEase (Note f)	—	2,268
Total	11,609	76,544

(a)     Under the guarantee model, for providing the guarantee service to the investors on the principal and interest, Tian Da Xin An charges the investors at a rate of 10% based on monthly interest on loans as servicing fee, which is to be collected by the Group on behalf of the guarantee company. The Group pays the investors the principal and interest on loans that default, and collects the associated unpaid transaction fee in accordance with the guarantee arrangement from Tian Da Xin An. The balance of amount due from Tian Da Xin An as of December 31, 2016 and 2017 represents the net amount of service fee payable and the receivable amount arising from guarantee service, including default principal and interest on loans as well as the associated default uncollectible transaction fee.

(b)     Amounts due from CreditEase Huimin relate to borrowers referral service provided by the Company.

(c)     Amounts due from CreditEase Pucheng relate to the loan provided by the Company. This is a one-year loan with an annual interest rate of 4.35%. The principal and accrued interests of which will be paid at maturity.

(d)     Amounts relate to the provision of credit assessment, collection, system support, identity verification, borrowers and investors acquisition and referral services by the related parties to Heng Cheng and Heng Ye.

(e)     Since April 2015, the Group also provides borrower acquisition and referral service to CreditEase Puhui, receivables from CreditEase Puhui in relation to such service is netted off with amount due to CreditEase Puhui.

(f)     Amounts due to Hainan CreditEase mainly represents the collection of fee from customer on behalf of Heng Cheng.

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

Since January 1, 2014, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2014 of the Group’s PRC subsidiaries and VIEs, remain subject to tax audits as of December 31, 2017, at the tax authority’s discretion.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

9.                     INCOME TAXES — continued

Income tax expense/ (benefit) is comprised of the following:

	December 31, 2015	December 31, 2016	December 31, 2017
	RMB	RMB	RMB
Current tax	304,383	246,591	734,617
Deferred tax	(175,862)	(260,540)	(353,410)
Total	128,521	(13,949)	381,207

Reconciliation between the income tax at PRC statutory tax rate and income tax expense is as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Income before provision for income taxes	403,860	1,102,449	1,752,990
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	100,965	275,612	438,248
Non-deductible expenses	32,791	2,101	15,968
Research and Development Tax Credit	(5,309)	—	—
Effect of tax holiday and preferential tax rate	—	(265,545)	(167,870)
Effect of tax losses not recognized	—	165	299
Adjustment on current income tax of the previous periods (i)	—	(33,633)	(44)
Effect of different tax rates of subsidiaries operating in other jurisdictions	74	7,351	23,329
Effect of withholding income tax	—	—	71,277
Income tax expense/ (benefit)	128,521	(13,949)	381,207

The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	—	265,545	167,870
The aggregate effect on basic and diluted net income per share:
- Basic	—	2.2458	1.3936
- Diluted	—	2.2326	1.3731

(i)             Adjustment on current income tax of the previous periods represented the adjustment according to final annual income tax filing with the PRC tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	December 31, 2016	December 31, 2017
	RMB	RMB
Deferred tax assets:
Liabilities from quality assurance program and guarantee	367,750	696,237
Deferred revenue	41,079	55,727
Accrued expenses	13,478	49,125
Security Deposit for trust arrangements	8,961	—
Others	5,134	—
Total	436,402	801,089

	December 31, 2016	December 31, 2017
	RMB	RMB
Deferred tax liabilities:
Withholding tax on cash dividend from PRC	—	11,277
Total	—	11,277

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2016 and 2017, no allowance has been recorded for the deferred tax assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

9.                     INCOME TAXES — continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2015, 2016 and 2017. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2016.

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that Yirendai HK will apply the 10% withholding tax rate. On July 29, 2017, the board of directors (the “Board”) of the Company approved a special cash dividend of RMB 5.0845 (US$0.75) per ordinary share of the Company (or RMB 10.1690 (US$1.50) per American depositary share of the Company), which was paid on October 16, 2017 to holders of the Company’s ordinary shares of record as of the close of business on September 29, 2017. On July 29, 2017, the Board also approved a semi-annual dividend policy. Under this policy, semi-annual dividends will be set at an amount equivalent to approximately 15% of the Company’s anticipated net income after tax in each half year commencing from the second half of 2017, which will be derived from the earnings of the Group’s PRC. As a result, the Company incurred and paid withholding tax of RMB 60.0 million for the special cash dividend in August 2017, and accrued deferred tax liabilities of RMB 11.28 million related to semi-annual dividends as of December 31, 2017.

Aggregate undistributed earnings of the Company’s VIE companies located in the PRC that are available for distribution to the Company were approximately RMB645.8 million as of December 31, 2017. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

10.              SHARE-BASED COMPENSATION

Share incentive plan

In September 2015, the Company adopted the 2015 Share Incentive Plan (the “2015 Plan”), and in July 2017, the Company adopted the 2017 Share Incentive Plan (the “2017 Plan”), which permits the grant of three types of awards: options, restricted shares and restricted share units.  Persons eligible to participate in the 2015 Plan and the 2017 Plan (collectively, the “Plans”) includes employees (including part-time employees) and directors of the company or any of affiliates, which include the Company’s parent company, subsidiaries and any entities in which the parent company or a subsidiary of the Company holds a substantial ownership interest. According to resolutions of the board of directors and the shareholders of the Company in July 2017, the 2015 Plan was amended. Under the amended 2015 plan, the maximum ordinary shares available for issuance were decreased to 3,939,100. Under the 2017 Plan, the maximum of 6,060,900 ordinary shares were reserved for issuance.

On July 1, 2016 and 2017, the Company approved a grant of 4,034,100 and 3,744,782 restricted share units to directors and employees of the Group and CreditEase and its consolidated subsidiaries and VIEs under the 2015 Plan and the 2017 Plan, respectively. Approximately 59.9% and 34.11% of the share awards were immediately vested and the rest is expected to be vested in various days up to four and five years, respectively. The grant date fair value of the awards was US$7.25 and US$12.5 per ordinary share, which was determined based on the closing price of the Company’s ADSs on NYSE on July 1, 2016 and 2017, respectively.

Out of all the restricted shares granted, 524,000 and 2,251,202 restricted share units were granted to directors and employees of the Group under the 2015 Plan and the 2017 Plan, respectively. The awards granted to the employees of the Group are recognized as share-based compensation expense and measured based on the fair value as of the grant date. The Company recognized compensation expenses in general and administrative expense of nil, RMB17,223 and RMB81,979 for the years ended December 31, 2015, 2016 and 2017.

The remaining 3,510,100 and 1,493,580 restricted share units were granted to employees of CreditEase and its consolidated subsidiaries and VIEs under the 2015 Plan and the 2017 Plan, respectively. The awards granted to employees of CreditEase and its subsidiaries were deemed dividend from the Company to Parent as the employees of CreditEase do not provide service directly related to the Company. The awards are measured based on the fair value as of the grant date. The amount recognized as deemed dividend were nil, RMB124,210 and RMB108,604 for the years ended December 31, 2015,2016 and 2017 respectively.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

10.              SHARE-BASED COMPENSATION — continued

Restricted Share Units

The following table sets forth a summary of restricted share units activities:

	Number of Restricted Shares	Weighted-Average Grant-Date Fair Value
		US$
Outstanding at January 1, 2016	—	—
Granted	4,034,100	7.25
Vested	(2,512,300)	7.25
Forfeited	(74,600)	7.25
Outstanding at December 31, 2016	1,447,200	7.25
Granted	3,744,782	12.50
Vested	(1,831,124)	11.13
Forfeited	(133,430)	10.10
Outstanding at December 31, 2017	3,227,428	11.02

As of December 31, 2017, unrecognized compensation cost related to unvested awards granted to employees of the Group, adjusted for estimated forfeitures, was RMB109,113. This cost is expected to be recognized over 3.8 years on an accelerated basis.

As of December 31, 2017, unrecognized deemed dividend related to unvested awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs, adjusted for estimated forfeitures, was RMB49,670. Such deemed dividend will be recorded over 3.4 years on an accelerated basis.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

11.              NET NCOME PER SHARE AND NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table details the computation of the basic and diluted net income per share:

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017
	RMB	RMB	RMB
Numerator:
Net income	275,339	1,116,398	1,371,783
Denominator:
Weighted average number of ordinary shares outstanding, basic	100,652,055	118,240,414	120,457,573
Plus incremental weighted average ordinary shares from assumed vesting of restricted share units using the treasury stock method	—	696,668	1,799,265
Weighted average number of ordinary shares outstanding, diluted	100,652,055	118,937,082	122,256,838

Basic income per share	2.7356	9.4418	11.3881
Diluted income per share (i)	2.7356	9.3865	11.2205

(i)             No RSUs were excluded from the computation of diluted earnings per common share for 2015, 2016 and 2017 because their effect were dilutive.

12.              SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operation when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

All of the Group’s revenue for the years ended December 31, 2015, 2016 and 2017 were generated from the PRC.

As of December 31, 2016 and 2017, respectively, all of long-lived assets of the Group were located in the PRC.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

13.              EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB19,593, RMB43,874 and RMB66,190 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC entities. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2015, 2016 and 2017.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of December 31, 2016 and December 31, 2017, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB549,388, and RMB926,417, respectively (including the statutory reserve fund of RMB138,483 and RMB305,512 as of December 31, 2016 and 2017, respectively). As a result of the above restrictions, parent-only financials are presented on financial statement schedule 1.

15.              COMMITMENTS AND CONTINGENCIES

Operating lease as lessee

The Group leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2015, 2016 and 2017 were RMB9,881, RMB22,835, RMB21,575, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending	RMB
2018	19,218
2019	1,597
2020	—
2021	—
2022 and thereafter	—

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(in thousands, except share and per share data)

15.              COMMITMENTS AND CONTINGENCIES — continued

Contingencies

In August, 2016, the Company and certain of the Company’s officers were named as defendants in two putative shareholder class action lawsuits filed in the United States District Court for the Central District of California. The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the Company’s ADSs between May 11, 2016 and August 24, 2016—alleges that the Company’s public press releases dated May 11, 2016 and August 9, 2016 contained misstatements or omissions relating to the Company’s experiencing an increasing amount of fraud related to customer application for loans and the potential negative impact that the Chinese government’s implementation of new anti-fraud regulations could have on the Company’s business. On November 29, 2016, the Court entered an order consolidating the cases and appointing lead plaintiffs and lead counsel for the consolidated case. On January 27, 2017, the lead plaintiffs filed their first amended complaint. On March 28, 2017, the Company filed a motion to dismiss the first amended complaint. On September 20, 2017, the Court issued an order granting defendants’ motion to dismiss and allowed plaintiff until July 10, 2017 to file an amended complaint. On July 10, 2017, the parties filed a joint stipulation and proposed order dismissing the case with prejudice, which the Court granted on the same day. The Company believes that the case is closed, and there is no likelihood of a loss as of this stage. As of December 31, 2017, no losses with respect to this contingency were accrued.

The Group has not made adequate contributions to employee benefit plans as required by applicable PRC laws and regulations but the amount, including potential late fees or fines, was immaterial as of December 31, 2016. As of December 31, 2017, the related amount has been fully accrued.

The Group has no reasonably possible losses in addition to amounts accrued as of December 31, 2016 and 2017.

16.              SUBSEQUENT EVENTS

In January 2018, the Group entered into a three-year business agreement with PICC Property and Casualty Company Limited. PICC Property and Casualty Company Limited provides surety insurance for loans facilitated through the Group’s online marketplace with 12-month term and with an amount not exceeding RMB200,000 (approximately US$31,000), and will reimburse investors their principal and expected interest in the event of loan default within the agreed scope of the Agreement. In March 2018, the Group began to cooperate with a guarantee company, whereby the guarantee company provides guarantee for loans facilitated through the Group’s online marketplace for the assurance that investors’ principal and interest would be repaid in the event that their loans default.

In January 2018, the Group established a new trust, Huijin No.28 Single Capital Trust E4, or Trust No.4, in collaboration with the trust company to invest in loans facilitated on the Group’s online marketplace. Trust No. 4 is fully funded by the Group with an aggregate investment amount of RMB350.0 million (US$53.8 million) and is consolidated by the Group.

YIRENDAI LTD.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
Assets:
Cash and cash equivalents	394,505	300,218	46,143
Prepaid expenses and other assets	690	342	53
Amount due from a subsidiary	68,951	145,712	22,396
Held-to-maturity investments	34,021	—	—
Available-for-sale investments	—	34,753	5,341
Investments in subsidiaries and VIEs	1,645,630	2,503,805	384,827

Total assets	2,143,797	2,984,830	458,760
Liabilities:
Accrued expenses and other liabilities	3,878	14,777	2,271

Total liabilities	3,878	14,777	2,271
Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 119,512,300 and 121,343,424 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	75	76	12
Additional paid-in capital	933,272	1,123,854	172,733
Accumulated other comprehensive income	29,457	11,067	1,701
Retained earnings	1,177,115	1,835,056	282,043

Total equity	2,139,919	2,970,053	456,489

Total liabilities and equity	2,143,797	2,984,830	458,760

YIRENDAI LTD.

SCHEDULE 1-CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	RMB	RMB	RMB	US$
Equity in earnings of subsidiaries and VIEs	275,340	1,145,645	1,464,230	225,048

Operating costs and expenses	(1)	(30,667)	(98,635)	(15,160)
Interest income	—	655	5,411	832
Non-operating income, net	—	765	777	119

Net income	275,339	1,116,398	1,371,783	210,839

Basic net income per share	2.7356	9.4418	11.3881	1.7503

Weighted average number of ordinary shares outstanding, basic	100,652,055	118,240,414	120,457,573	120,457,573

Diluted net income per share	2.7356	9.3865	11.2205	1.7246

Weighted average number of ordinary shares outstanding, diluted	100,652,055	118,937,082	122,256,838	122,256,838

YIRENDAI LTD.

SCHEDULE 1-CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and per share data)

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net income	275,339	1,116,398	1,371,783	210,839

Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	101	29,356	(17,979)	(2,763)
Unrealized losses on available-for-sale investments	—	—	(411)	(63)

Comprehensive income	275,440	1,145,754	1,353,393	208,013

YIRENDAI LTD.

SCHEDULE 1-CONDENSED STATEMENTS of CASH FLOWS

(in thousands, except share and per share data)

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income	275,339	1,116,398	1,371,783	210,839
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries and VIEs	(275,340)	(1,145,645)	(1,464,230)	(225,048)
Share-based compensation	—	17,223	81,979	12,600
Dividends received	—	—	540,000	82,997
Changes in operating assets and liabilities:
Prepaid expenses and other assets	—	(690)	348	53
Accrued expenses and other current liabilities	6,469	(2,592)	10,900	1,675

Net cash provided by/(used in) operating activities	6,468	(15,306)	540,780	83,116

Cash Flows from Investing Activities:
Amounts due from subsidiaries	(75,429)	6,479	(11,523)	(1,770)
Purchase of held-to-maturity investments	—	(34,021)	(326)	(50)
Redemption of held-to-maturity investments	—	—	34,347	5,279
Purchase of available-for-sale investments			(35,164)	(5,405)
Investment in a subsidiary	—	—	—	—

Net cash used in other investing activities	(75,429)	(27,542)	(12,666)	(1,946)

Cash Flows from Financing Activities:
Cash contribution from owner	62	—	—	—
Proceeds from initial public offering, net of offering cost	441,600	—	—	—
Proceeds from concurrent private placement, net of offering cost	58,256	—	—	—
Payments of initial public offering cost	—	(21,824)	—	—
Dividends paid to shareholders	—	—	(605,238)	(93,023)

Net cash provided by/(used in) financing activities	499,918	(21,824)	(605,238)	(93,023)

Effect of foreign exchange rate changes	(322)	28,542	(17,163)	(2,638)

Net increase/(decrease) in cash and cash equivalents	430,635	(36,130)	(94,287)	(14,491)
Cash and cash equivalents, beginning of year	—	430,635	394,505	60,634

Cash and cash equivalents, end of year	430,635	394,505	300,218	46,143

YIRENDAI LTD.

SCHEDULE 1-NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1.                     BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the consolidated financial statements, except that the equity method has been used to account for investments in its subsidiaries and VIEs.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

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

4.                     MATERIAL CONTINGENCIES

As of December 31, 2017, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statement, if any.