Form 20-F
period 2018-12-31
Yirendai Ltd.
filed 2019-04-29
CIK 1631761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yu Cong, Co-Chief Financial Officer Telephone: +86 10 5395-3680 Email: ir@yirendai.com 10/F, Building 9, 91 Jianguo Road Chaoyang District, Beijing 100022 The People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered	Ticker symbol

American depositary shares (one American depositary share representing two ordinary shares, par value US$0.0001 per share)	New York Stock Exchange	YRD

Ordinary shares, par value US$0.0001 per share*	New York Stock Exchange

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

123,128,842 ordinary shares, par value US$0.0001 per share, as of December 31, 2018.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

•                  “payout ratio” refers to the percentage of an investor’s outstanding principal and accrued interest paid out to the investor from our quality assurance program in the event of loan default. Prior to the discontinuation of our quality assurance program in May 2018, we implemented a 100% payout ratio allowing investors to fully recover their outstanding principal and accrued interest in the event of loan default;

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

i

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

•                  our expectations as to the charge-off rates of loans facilitated through our platform;

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

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of the end of December 2018 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

ii

PART I

Item 1.                                 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statements of operations for the years ended December 31, 2014 and 2015, and selected consolidated balance sheet as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018(4)
	RMB(1)	RMB(1)	RMB(1)	RMB(1)	RMB(1)	US$
	(in thousands, except for share, per share and per ADS data, and percentages)
Selected Consolidated Statements of Operations:
Net revenues	196,525	1,313,639	3,237,991	5,543,350	5,620,728	817,501
Operating costs and expenses:
Sales and marketing	137,746	679,771	1,571,038	2,921,236	2,525,876	367,373
Origination and servicing	21,820	86,360	180,076	417,882	644,303	93,710
General and administrative	64,637	137,114	320,848	483,796	525,094	76,372
Provision for contingent liability	—	—	81,263	43,049	419,581	61,025
Allowance for contract assets	—	—	—	—	667,846	97,135
Total operating costs and expenses	(224,203)	(903,245)	(2,153,225)	(3,865,963)	(4,782,700)	(695,615)
Interest income, net	—	4,799	36,843	114,851	71,301	10,370
Fair value adjustments related to consolidated asset backed financing entities	—	(11,333)	(19,735)	(40,124)	246,284	35,821
Non-operating income, net	—	—	575	876	5,279	768
(Loss)/income before provision for income taxes	(27,678)	403,860	1,102,449	1,752,990	1,160,892	168,845
Income tax (expense)/benefit	(30)	(128,521)	13,949	(381,207)	(194,287)	(28,258)
Net (loss)/income	(27,708)	275,339	1,116,398	1,371,783	966,605	140,587
Weighted average number of ordinary shares outstanding(2):
Basic	100,000,000	100,652,055	118,240,414	120,457,573	122,244,231	122,244,231
Net (loss)/income per ordinary share
Basic	(0.2771)	2.7356	9.4418	11.3881	7.9072	1.1501
Net (loss)/income per ADS(3)
Basic	(0.5542)	5.4712	18.8836	22.7762	15.8144	2.3002
Weighted average number of ordinary shares outstanding(2):
Diluted	100,000,000	100,652,055	118,937,082	122,256,838	124,289,103	124,289,103
Net (loss)/income per ordinary share
Diluted	(0.2771)	2.7356	9.3865	11.2205	7.7771	1.1311
Net (loss)/income per ADS(3)
Diluted	(0.5542)	5.4712	18.7730	22.4410	15.5542	2.2622

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

(4)          Effective January 1, 2018, we adopted the new revenue recognition standard, ASU 2014-09, “Revenue from contracts with Customers” (Topic 606), using the modified retrospective method in accordance with U.S. GAAP. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while results for prior periods are not adjusted and continued to be reported in accordance with our historical accounting policy under Topic 605.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet:
Cash and cash equivalents	1,378	846,120	968,225	1,857,175	2,028,748	295,069
Restricted cash	—	483,965	1,218,286	1,805,693	102,163	14,859
Contract assets, net	—	—	—	—	1,891,438	275,098
Loans at fair value	—	221,268	371,033	791,681	1,075,097	156,366
Held-to-maturity investments	—	30,000	98,917	9,944	315,641	45,908
Available-for-sale investments	—	—	1,158,000	963,253	832,465	121,077
Total assets	402,144	2,190,003	4,783,388	7,518,664	7,519,026	1,093,596
Liabilities from quality assurance program	—	546,332	1,471,000	2,793,948	9,950	1,447
Deferred tax liabilities	—	—	—	11,277	502,903	73,144
Total liabilities	178,736	1,213,061	2,643,469	4,548,611	2,398,115	348,790
Total equity	223,408	976,942	2,139,919	2,970,053	5,120,911	744,806

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

We launched our online marketplace in March 2012 and have a limited operating history. Starting in the fourth quarter of 2014, we began offering loan products with different pricing grades. In the second quarter of 2017, we further launched a new credit scoring system, the Yiren score, which can be used to more accurately characterize borrower’s credit profile. We have also recently established an open fintech sharing platform “Yirendai Enabling Platform,” or the YEP, to provide big-data-backed anti-fraud, risk management and precise customer acquisition solutions to financial institutions and industry partners.  As our business develops or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our business. Any significant change to our business model, such as our offering of a quality assurance program starting in January 2015, the revision to the quality assurance program funding policy in the fourth quarter of 2015 and the discontinuation of the quality assurance program in May 2018, may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects. The risks and challenges we encounter or may encounter in this developing and rapidly evolving market may have impacts on our business and prospects. These risks and challenges include our ability to, among other things:

•                  navigate an evolving regulatory environment;

•                  expand the base of borrowers and investors served on our marketplace;

•                  acquire borrowers and investors in a cost-effective manner;

•                  broaden our loan product offerings;

•                  enhance our risk management capabilities;

•                  attract sufficient funding from individual investors or institutions;

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

Prior to 2018, we had experienced rapid growth of our marketplace. The growth of our marketplace is dependent on the increase in the volume of loan transactions facilitated through our marketplace. The overall transaction volume may be affected by several factors, including the regulatory environment, our brand recognition and reputation, the interest rates offered to borrowers and investors relative to market rates, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the efficiency of our platform, the macroeconomic environment and other factors.

Governmental authorities have recently tightened and limited the growth of online lending platforms, which has negatively affected and may continue to, negatively affect our business growth in terms of, among other things, our business scale, number of users, loan facilitation amount and outstanding loan balance. For example, Beijing Rectification Office issued a notice on January 24, 2019 requiring online lending information intermediaries to continue to reduce its business scale and number of borrowers and lenders during the administrative verification period. In addition, we may also impose more stringent borrower qualifications in response to general economic conditions to ensure the quality of loans on our platform, which may negatively affect the growth of loan volume.

To the extent permitted by laws and regulations, we intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels. We utilize online channels, such as search engine marketing, search engine optimization, partnerships with internet companies and internet traffic acquisition from third-party online loan products marketplaces, as well as offline channels for user acquisition. We used to rely on CreditEase’s nationwide service network for offline user acquisition. In 2016, 2017 and 2018, 42.5%, 27.1% and 28.2% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 62.0%, 45.6% and 41.1% of the total amount of loans facilitated through our marketplace, respectively. As part of a business realignment with CreditEase, for which we entered a set of definitive agreements with CreditEase in March 2019, we have obtained control over CreditEase Puhui Information Consultant (Beijing) Co., Ltd, or Pu Hui, an entity managing CreditEase’s national service network. Still, we cannot assure you that we will be successful with our user acquisition efforts. If any of our current user acquisition channels become less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors, and may even lose our existing borrowers and investors to our competitors. If we are unable to attract qualified borrowers and sufficient investor commitments or if borrowers and investors do not continue to participate in our marketplace at the current rates, we might be unable to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

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

In accordance with the Guidelines and the Interim Measures, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, and the State Administration for Industry and Commerce, the predecessor of the State Administration for Market Regulation newly established in April 2018, or SAIC, jointly issued the Guide to the Record-filing of Online Lending Information Intermediaries in November 2016, or the Record-filing Guidelines, which outlines the rules, procedures and required documents for the record-filing of online lending information intermediaries, and directs local financial regulatory departments to adopt detailed implementation rules for the record-filing by online lending information intermediaries within their jurisdictions. In December 2017, the Office of Leading Group on Special Rectification of Risks in the Online Lending, the regulator for administration and supervision on the nationwide Internet finance and online lending, or the National Rectification Office, issued the Notice on Rectification and Inspection Acceptance of Risk of Online Lending, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries. Circular 57, among other things, requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. If an online lending information intermediary institution passes the inspection, the local governmental authorities shall complete its record-filing. Circular 57 also requires local governmental authorities to complete record-filings of online lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed to May 2018 or June 2018. On August 13, 2018, the National Rectification Office issued the Notice on Compliance Inspection on Online Lending Intermediaries, or the Compliance Inspection Notice, which requires each online lending intermediary to be further inspected at three levels, including self-inspection carried out by the online lending intermediary itself, internet finance association inspection led by local internet finance association and/or the National Internet Finance Association of China, and the administrative verification carried out by the provincial online lending rectification office. Pursuant to the Compliance Inspection Notice, the compliance inspection shall be completed by the end of December 2018. The online lending intermediaries that generally meet the requirement of being an intermediary and various standard will be allowed to link to the information disclosure and products registration system. After a period of operation and inspection, the online lending information intermediaries that meet relevant requirements can apply for record-filing. The standards and procedures for linking to the system and record-filing will be promulgated by the regulators separately. On August 24, 2018, the Office of Beijing Municipal Leading Group on Special Rectification of Risks in the Internet Finance, or Beijing Rectification Office, issued a Notice on Launch of Self-Inspection of P2P Online Lending Intermediaries Registered in Beijing, which requires the P2P online intermediaries registered in Beijing to commence self-inspection and to submit self-examination reports by September 30, 2018 and in any event no later than October 15, 2018. However, the record-filings of online lending information intermediaries have not yet been officially launched nationwide. As of the date of this annual report, there has been no announcement as to when the filings will be completed. We have completed self-inspection and the internet finance association inspection, and are ready for the administrative verification, but substantial uncertainties still exist as to whether we are able to meet the requirements of the Interim Measures, the Record-filing Guidelines and Circular 57 regarding record-filing with the local financial regulatory department, application for the appropriate telecommunication license and revision to our business scope. If we fail to complete the record-filing, we might be forced to terminate our online lending information intermediary business.

On December 19, 2018, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated the Notice on the Classification and Disposal of Online Lending Institutions and Risk Prevention, or Circular 175, which provides that online lending intermediaries shall be classified into the following two categories according to their risk profiles: (i) institutions with exposed risks, and (ii) institutions without exposed risks, which are further classified as non-operating institutions, small-scale institutions, high-risk institutions and normal operating institutions. We classify our consolidated variable interest entities that operate our online consumer lending platform, Heng Cheng Technology Development (Beijing) Co., Ltd., or Heng Cheng, and CreditEase Huimin Investment Management (Beijing) Co., Ltd, or Hui Min, into normal operating institutions, but we cannot assure you that the PRC regulatory authorities would take the same view as ours. If we are classified into other types of institutions, we might be forced to terminate our online lending information intermediary business. Furthermore, with respect to the normal operating institutions, Circular 175 also provides that the relevant governmental authorities shall, among other things, require such institutions to strictly limit balance of loans and number of lenders, guide such institutions to refer clients to the licensed asset management institutions, assess the risk profiles of such institutions regularly and adjust their classifications in a timely manner if necessary. Though we have tried to reduce our business scale and number of borrowers and investors since July 2018 and keep frequent communications with governmental authorities to ensure the compliance of our business, we cannot assure you that our measures will be satisfactory to the relevant authorities and we may face, among other things, regulatory warning, correction order, condemnation, fines and criminal liability. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

In addition, Yi Ren Wealth Management, our consolidated variable interest entity, which operates an online wealth management platform, has not obtained a telecommunication business operating license. We cannot assure you that the PRC regulatory authorities will not view us as failing to complete the necessary filing or obtain the necessary license applicable to our business. Furthermore, Heng Cheng and Hui Min, our variable interest entities which had obtained internet information services licenses, or the ICP licenses, from the relevant local counterpart of the Ministry of Industry and Information Technology in accordance with applicable laws for operating our online consumer lending platform, are currently in the process of renewing their ICP licenses. We cannot assure you that they are able to successfully renew their ICP licenses in a timely manner or at all.

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

To comply with the laws, rules and regulations relating to the online lending information intermediary service industry, we have implemented various policies and procedures, which we believe set the best practice in the industry, including, without limitation, the following: (i) we do not use our own capital to invest in loans facilitated through our online marketplace; (ii) we do not commit to provide guarantees to investors under any agreement for the full return of loan principal and interest; (iii) we do not hold investors’ funds and funds loaned through our platform are deposited into and settled by a third-party custody account managed by a qualified bank, China Guangfa Bank; (iv) Heng Cheng and Hui Min, our variable interest entities operating our online consumer lending platform obtained ICP licenses as internet information providers, from the relevant local counterpart of the Ministry of Industry and Information Technology in accordance with applicable laws. As of the date of this annual report, Heng Cheng and Hui Min are in the process of renewing their ICP Licenses; (v) we disclose on our website relevant information to investors and borrowers, such as disclosure to borrowers regarding interest rates, payment schedule, transaction fees, and other charges and penalties; (vi) we have been making strong effort to maintain the security of our platform and the confidentiality of the information provided and utilized across our platform; (vii) we do not facilitate any loans to college students; and (viii) we do not have loans on our platform that have outstanding balance over RMB200,000 (US$29,089) limit as of this annual report.

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

•                  for investor protection purpose, we set up a quality assurance program with the purposes of limiting investors’ potential losses due to borrower defaults historically. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.”  The Interim Measures prohibit online lending information intermediaries from providing security or guarantee to investors as to the principals and interest of the investments. Circular 57 further prohibits online lending information intermediaries from setting up new risk reserve funds or increasing existing risk reserve funds, and requires them to gradually reduce the existing risk reserve funds. To comply with regulatory requirements, we discontinued the operation of the quality assurance program by transferring all liabilities associated with the quality assurance program to a third-party guarantee company at fair value in May 2018 and switched to cooperation with insurance and guarantee companies, under which model insurance premium and guarantee fees are paid by borrowers to the insurance and guarantee companies, respectively. However, it is uncertain how the Interim Measures or Circular 57 will be interpreted due to the lack of detailed implementation rules. As a result, we cannot assure you that our existing practice might not be viewed by the PRC regulatory authorities as that we are providing securities or risk reserve fund to the investors or otherwise violating the Interim Measures or Circular 57. In addition, under our cooperation with guarantee companies, the guarantee companies can either provide guarantee for loans facilitated through our online marketplace for the assurance that investors’ principal and interest would be repaid in the event that their loans default, or set up and managed a reserve fund, using payments collected from borrowers, to compensate investors for their potential loss due to loan defaults up to the cash available in the fund. One of the guarantee companies that currently provides guarantee for loans facilitated through our online marketplaces is a non-financing guarantee company, which may be deemed to provide guarantee services without proper qualification in accordance with the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, which was promulgated by State Council on August 2, 2017 and became effective on October 1, 2017. The Financing Guarantee Rules require that without the approval by the competent government department, no entity may operate financing guarantee business in which such entity acts as a guarantor providing guarantee to the guaranteed parties as to their loans, bonds or other types of debt financing. If the guarantee company is deemed as violating relevant laws and regulations by providing guarantee services to investors, we will have to terminate our cooperation with it, and we cannot assure you that we will be able to find any alternative solutions in a timely and cost-efficiently manner. If we cannot provide effective means to protect investors form potential default risks, our reputation and business would be materially and adversely affected;

•                  the Interim Measures require that the balance of money borrowed by any individual must not exceed RMB200,000 (US$29,089) on an online lending information intermediary platform and not exceed RMB1 million (US$145,444) on all online lending information intermediary platforms in the PRC. We already adjusted our relevant policy and completely terminated facilitating loans with principal over RMB200,000 (US$29,089) starting from May 1, 2017 and we began to spin off the loans we facilitated in the past having outstanding balance over such limit since the beginning of 2018. By now, we do not have loans on our platform that have outstanding balance over RMB200,000 (US$29,089) limit, but we cannot assure you that the forgoing loan spin-off program would be recognized by the PRC regulatory authorities. In addition, due to lack of industry-wide information sharing arrangement, we cannot assure you that the aggregate amount of loans taken out by a borrower on our platform and other online lending information intermediary platforms at any point in time does not exceed the limit set in the Interim Measures;

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

•                  we have not yet disclose on our website (i) risk assessment and possible risk outcome of the projects listed on our platform as seeking financing, or (ii) periodic audit result by an accounting firm of our status in fund custody, information disclosure, security of information technology system and operation compliance. In addition, as the Disclosure Guidelines is relatively new. Substantial uncertainties exist with respect to its interpretation and implementation. We cannot assure you that our current information disclosure practices would be deemed to comply with the regulation;

•                  we do not yet arrange for the independent audit of the custody account for investor funds and publicly disclose the result of such audit, as required by the Custodian Guidelines;

•                  Circular 141 prohibits online lending information intermediaries from facilitating loans without specified purposes. Although we require borrowers to specify and undertake the usage of the loans when they apply for the loans, we cannot ensure that all those borrowers will comply with their undertaking, nor can we ensure that such requirement is sufficient for those loans to be deemed by the governmental authorities as not falling within the aforementioned prohibited business;

•                  Total fees paid by borrowers comprise fixed interest that are paid to investors, transaction fees we charge borrowers for our services, and insurance premium and guarantee fees paid by borrowers to insurance and guarantee companies. The transaction fees, insurance premium and guarantee fees are paid by the borrowers from the loans after the loans are released to the borrowers’ sub-account under the master custody accounts.  Although our transaction fees are different from interests, commissions, management fees or deposits, our current fee collection methods might be deemed by the PRC regulatory authorities as up-front deductions from the principal of loans released to the borrowers prohibited by Circular 141 and other regulatory documents promulgated by the National Internet Finance Association of China, and we may be required to modify our current fee collection methods or may be subject to other penalties;

•                  Circular 57 permits low frequencies transfers of lenders’ rights to loans between lenders for liquidity purpose, but expressly prohibits certain transfers, including transfers of lenders’ rights in form of assets-backed securities, trust assets, fund properties and certain other form of securities, and transfers as a result of online lending information intermediaries providing current or fixed-term financial products to lenders, the terms of which are not consistent with the terms that the corresponding borrowers intend to borrow the loans for. We allow and facilitate lenders to transfer their rights to loans on our platform. Our automated investing tool also allows an investor to invest a specified amount of money to borrowers through our marketplace for a specified period of time, which might be viewed by the PRC regulatory authorities as fixed-term financial products. Due to lack of detailed implementation rules to Circular 57, we cannot assure you that all our practices would be deemed to comply with Circular 57; and

•                  We have a nationwide service network across China which may be subject to inspections by relevant local governmental authorities from time to time. The periodical inspections from local governmental authorities may distract our officers’ attention to business operations, and as a result, our business, financial condition may be materially and adversely affected. In addition, laws, rules or regulations may be different or interpreted differently from one place to another. We cannot assure you that our practices would be deemed to comply with all the laws, rules or regulations at all the places where we have an operation.

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

The PRC government has adopted several regulations governing personal credit reporting businesses. According to these regulations and measures, no entity may engage in personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to personal credit reporting business, fines and criminal liabilities. We organize, store and analyze information provided by users and third parties. This information and data contains certain personal information of users, a portion of which, upon their consent, we may provide to our marketplace investors and/or make available on the YEP as part of the big data backed risk management, anti-fraud and precise customer acquisition solutions provided to financial institutions and industry partners. Due to the lack of further interpretations of the current regulations governing personal credit reporting businesses, it is uncertain whether we would be deemed to engage in personal credit reporting business. We cannot assure you that we will not be required in the future to obtain approval or license for personal credit reporting business and comply with the relevant regulations, which may be costly, or become subject to penalties associated with regulations governing personal credit reporting business.

According to the Financing Guarantee Rules, without the approval by the competent government department, no entity may operate financing guarantee business in which such entity acts as a guarantor providing guarantee to the guaranteed parties as to their loans, bonds or other types of debt financing. If any entity engages in financing guarantee business without such approval, the entity may be subject to penalties including ban or suspension of business, confiscation of revenues related to financing guarantee business, fines and criminal liabilities. Circular 141 further sets out that a banking financial institution shall not accept any credit enhancement service, ultimate commitment or any other disguised credit enhancement service provided by any third-party institution without guarantee qualifications. We cooperated with a bank to furnish the borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. Since the promulgation of Circular 141, we have suspended the cooperation with the bank. Due to the lack of further interpretations and the evolving regulatory environments, it is uncertain whether we would be deemed by the PRC regulatory authorities as operating financing guarantee business, which is prohibited by the Interim Measures.  We cannot assure you that we will not be subject to sanctions imposed by relative PRC regulatory agencies, or be required in the future to obtain approval or license for financing guarantee business to continue our cooperation with banks.

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

In July 2016, we established a business relationship with another trust, Huijin No. 28 Single Capital Trust E2, or Trust No. 2, which is of the similar structure to Trust No. 1 described above—Trust No. 2 is administered by an independent third-party state-owned trust company and has a fund, CreditEase Wealth Consumer Credit Investment Fund managed by Zhe Hao, or Fund No. 2, as its settlor and sole beneficiary. Trust No. 2 invested an aggregate of RMB300.0 million in loans to borrowers recommended by our platform using the funds raised by its sole beneficiary from ultimate investors, including RMB30.0 million invested by Heng Cheng, one of our variable interest entities in the PRC. In April 2017, Zhe Hao, on behalf of Fund No. 2, transferred Fund No. 2’s beneficiary rights in Trust No. 2 to Bohai International Trust Co., Ltd., an independent third party, which created Bohai Trust • Zhong Yi Property Trust No. 1, or Zhong Yi Trust, to host the beneficial rights. Zhong Yi Trust has subsequently completed an issuance of RMB300.0 million asset-backed securities through private placements. On the date of transfer, Heng Ye purchased all subordinated beneficiary rights amounted to RMB102.3 million representing 34% of the asset-backed securities upon their issuance.

In June 2017 and October 2017, we established similar business relationship with other trusts, Huijin No. 28 Single Capital Trust E3, or Trust No. 3 and Bohai Trust • Yirendai Personal Loan Single Capital Trust, or Bohai Trust No. 1, respectively. Trust No. 3 and Bohai Trust No. 1 are administered by independent third-party trust companies to invest in loans to borrowers recommended by our platform, with Heng Ye as their sole settlor and sole beneficiary. Heng Ye invested in an aggregate of RMB500.0 million and RMB200.0 million in the Trust No.3 and Bohai Trust No. 1, respectively.

In January 2018, we, together with Beijing Baifubao Technology Co., Ltd., or Baifubao, an independent third party, established a business relationship with another trust, or Trust No. 4, a trust administered by an independent third-party state-owned trust company. Heng Ye is the sole settlor and beneficiary of Trust No. 4 and has invested in an aggregate of RMB350.0 million (US$50.9 million) in the Trust No. 4. We team up with Baifubao to conduct two-layer risk assessment and recommend borrowers to Trust No. 4. As of December 31, 2018, Trust No. 4 invested an aggregate of RMB361.4 million (US$52.6 million) in loans recommended by us.

In April 2018, we, together with Baifubao, established a business relationship with Huijin No. 56 Collective Capital Trust E1, or Trust No. 5, a trust administered by an independent third-party state-owned trust company. Heng Ye and Heng Yu Da, being the settlors and beneficiaries of Trust No. 5, have invested in RMB865.0 million (US$125.8 million) and RMB15.0 million (US$2.2 million), respectively in Trust No. 5. We team up with Baifubao to conduct two-layer risk assessment and recommend borrowers to Trust No. 5. As of December 31, 2018, Trust No. 5 invested an aggregate of RMB771.0 million (US$112.1 million) in loans recommended by us.

In May 2018, Heng Ye set up Yi Heng No. 1 Property Right Trust, or Yi Heng No. 1 Trust, as the sole settlor, using the beneficial rights of Trust No. 3 as the underlying asset. Yi Heng No. 1 Trust is administered by an independent third-party state-owned trust company. In June 2018, Heng Ye transferred 10%, 45%, and 45% of the beneficial rights of Yi Heng No. 1 Trust to Heng Yu Da, Heng Lang Sheng and Heng Xin Xin, respectively, which amounts to 36.0 million (US$5.2 million), 162.0 million (US$23.6 million) and 162.0 million (US$23.6 million), respectively.

Although Heng Cheng, our consolidated variable interest entity operating our online marketplace, are not part of the fund-raising process by the trusts or the funds, we cannot assure you that our provision of services to the trusts and investments through the trusts by Heng Ye will not be viewed by PRC regulators as violating any laws or regulations regarding capital pools. Also, we transferred cash to Trust No.1 in an amount equal to certain percentage of the entire assets put into the trust, as a security fund to protect the trust from potential losses from defaults of loans in which the trust has invested. Under limited circumstances, the remainder of such fund may be returned to us, and we cannot assure you that we will not be viewed by PRC regulators as bearing some credit risk or providing credit enhancement services under such arrangement. In addition, we cannot assure you that (a) Heng Ye’s purchase of the asset-backed securities regarding Trust No. 1 through the Shenzhen Stock Exchange, (b) Heng Ye’s purchase of the asset-backed securities regarding Trust No. 2 in private placement, (c) Heng Ye’s subscription to Trust No. 3, Bohai Trust No. 1, Trust No. 4 and Trust No. 5, and (d) Heng Yu Da’s, Heng Lang Sheng’s and Heng Xin Xin’s purchases of the asset-backed securities regarding Trust No. 3 in private placement would not be deemed as investment in loans facilitated through the online marketplace we operate by using our own capital. Furthermore, the PRC regulatory authorities may regard these arrangements relating to the trusts mentioned above as constituting selling trust products or conducting loan transfers through packaging, securitization, trust or fund units prohibited by the Interim Measures. If any of such business arrangements were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected. In addition, as the laws, rules and regulations applicable to asset-backed securities are still developing, it remains uncertain as to the application and interpretation of such laws, rules and regulations, particularly as they relate to the online lending information intermediary industry.

If the combination of the interest and transaction fees charged to the borrower on a loan is deemed to exceed the cap on judicially-protected interest rate, such excess interest or transaction fee may be ruled as unenforceable or even invalidated by the courts.

Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on September 1, 2015, or the Private Lending Judicial Interpretation, in relation to lending activities between individuals, entities or other organizations that are not licensed financial institutions, if the interest rate of a loan exceeds 36% per annum, the portion in excess of 36% is invalid and void. If the interest rate of a loan exceeds 24% per annum, the portion between 24% and 36% per annum is valid but not enforceable under the PRC judicial system. In addition, on August 4, 2017, the Supreme People’s Court promulgated Certain Opinions Concerning Further Strengthening Finance Judgment Work, or the Opinions on Finance Judgment, which provides, among other things, that (i) the claim of a borrower under a financial loan agreement to adjust or cut down the portion of interest in excess of 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively charged to the borrower is overly high shall be upheld by PRC courts; and (ii) in case of disputes regarding online finance transactions, if peer-to-peer lending platforms circumvent the upper limit of the judicially protected interest rate by charging service fees, such fees will be held invalid. Furthermore, Circular 141, which took effect on December 1, 2017, requires that the interests and all the comprehensive capital costs charged and collected from a borrower should be uniformly converted into an annualized capital cost which shall not exceed the ceiling amount provided by the Private Lending Judicial Interpretations. To date, it is still unclear as to how the relevant local financial regulatory authorities will interpret Circular 141, and what calculation mechanism of a borrower’s annualized capital cost will be.

Total fees paid by borrowers on our platform comprise fixed interest that are paid to investors, transaction fees we charge borrowers for our services and insurance premium and guarantee fees paid by borrowers to insurance and guarantee companies. See “Item 4. Information on the Company—Business Overview—Our Products and Services—Loan Pricing Mechanism.” In determining the transaction fee rate we charge, we take into account, among others, the creditworthiness of borrowers, costs incurred by us in providing loan origination services and our reasonably estimated profits. The transaction fees we charge are recognized as our revenue and investors will not receive any part of the transaction fees we charge borrowers. In an effort to comply with Circular 141 and applicable regulations, we have adjusted the pricing of all our products with the aim to ensure that the annualized capital cost rates charged on all our loan products do not exceed the cap on judicially-protected interest rate. However, if the method of calculating the annualized borrowing costs used by the PRC governmental authorities or the PRC courts is different from ours, we cannot assure you that the annualized capital costs charged to borrowers on our platform are always within the cap on judicially-protected interest rate. If the aggregated borrowing costs of some of the loan products we facilitate are deemed to exceed the judicially-protected interest rate, parts or all of the transaction fees we collected may be ruled as unenforceable or even invalid by the PRC courts, which would materially and adversely affect our results of operations and financial condition. In addition, we may face, among other things, regulatory warning, correction order, condemnation, and fines, and we may be required to reduce transaction fees and lower the annual interest rate charged to borrowers. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

If we are unable to maintain low default rates for loans facilitated by our platform, our business and results of operations may be materially and adversely affected.

Investments in loans on our marketplace involve inherent risks as the return of the principal on a loan investment made through our platform is not guaranteed by us, although we aim to limit investor losses due to borrower defaults to within an industry acceptable range through various preventive measures we have taken or will take. Our ability to attract borrowers and investors to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a borrower’s credit profile and maintain low default rates. To conduct this evaluation, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. Our credit scoring model aggregates and analyzes the data submitted by a borrower as well as the data we collect from a number of internal and external sources, and then generates a Yiren score for the prospective borrower. The score will be further used to approve and classify the borrower into one of the five segments in our current risk grid. If our credit scoring model contains programming or other errors, is ineffective or the data provided by borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified or mispriced loans or incorrect approvals or denials of loans. If we are unable to effectively and accurately assess the credit profiles of borrowers, segment borrowers into appropriate grade in the risk grid, or price loans on our platform appropriately, we may either be unable to offer attractive fee rates to borrowers and returns to investors, or unable to maintain low default rates of loans facilitated by our platform. In addition, it will also have impact on collectability of service fees, resulting higher allowance for contract assets.

Historically, loans generated from our online channels generally have experienced higher delinquency rates and higher charge-off rates as compared with loans referred from offline channels. If the proportion of loans generated from our online channels increases as opposed to loans generated from our offline channels, the overall delinquency rates and charge-off rates of loans facilitated by our platform may increase. In addition, once a loan application is approved, we do not further monitor certain aspects of the borrower’s credit profile, such as changes in the borrower’s credit report and the borrower’s purchasing pattern with online merchants. If the borrower’s financial condition deteriorates, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain low default rates for loans facilitated by our platform. Prior to the completion of our contemplated business realignment with CreditEase, the borrowers that we serve, including those falling under Grade I, II, III, IV and V of our current risk grid, are primarily prime borrowers.  After the completion of the contemplated business realignment with CreditEase, we will expand to serve new borrower groups beyond prime borrowers, and we may find it difficult or unable to maintain low default rates of loans facilitated through our marketplace. Although we offer investor protection services in collaboration with insurance and guarantee companies, if widespread defaults were to occur, investors may still incur losses and lose confidence in our marketplace, the insurance and guarantee companies that cooperate with us may raise their insurance premium and guarantee service fees, which may cause us to lower fee rate to stay competitive in acquiring borrowers, and our business and results of operations may be materially and adversely affected.

If our loan products do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and consume resources upfront to develop, acquire and market new loan products. For example, in the second quarter of 2017, we launched our new credit scoring system, the Yiren score, which can be used to more accurately characterize borrower’s credit profile. Under this new credit scoring system, we have an upgraded risk grid with five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. The expected M3+ Net Charge-off Rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. For a more detailed description of the risk grades we currently offer, please see  “Item 4. Information on the Company—B. Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.” New loan products must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

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

We cooperate with business partners to provide services to investors and borrowers on our platform. If we are unable to maintain relationships with existing business partners and develop new relationships with potential business partners on terms acceptable to us, our reputation, business and results of operations may be materially and adversely affected.

We have established strategic partnerships with multiple financial institutions in the ordinary course of our business, including joint-stock banks, city banks, internet banks, insurance companies and trust companies. For example, we cooperate with insurance and guarantee companies to provide investor protection services. All outstanding loans facilitated through our marketplace are currently covered either by a credit assurance program operated by third-party guarantee companies or PICC’s surety insurance program. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” If these insurance and guarantee companies fail to perform any of their contractual obligations, investors on our platform may lose confidence in our marketplace, which could materially harm our reputation.  If any of these insurance and guarantee companies is unable or unwilling to continue operating in the line of business that is the subject of their cooperation with us for regulatory, business or other reasons, we may not be able to obtain similar relationships on terms acceptable to us in a timely manner or at all.  If any of the foregoing were to occur, our reputation, business and results of operations would be materially and adversely affected.

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

We may not be able to maintain profitability in the future.

Although we had net income of RMB1,116.4 million, RMB1,371.8 million and RMB966.6 million (US$140.6 million) in 2016, 2017 and 2018, respectively, and retained earnings of RMB1,177.1 million, RMB1,835.1 million and RMB3,810.7 million (US$554.2 million) as of December 31, 2016, 2017 and 2018, respectively, we cannot assure you that we will be able to continue to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, investors and partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the default rates of the loans facilitated through our platform may be higher than expected, which may lead to lower than expected net revenues. Furthermore, we have adopted share incentive plans in September 2015 and July 2017, and we may grant equity-based awards to eligible participants from time to time under the plan, which will result in share-based compensation expenses to us. As a result of the foregoing and other factors, our net revenue growth may slow, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis. In addition, our net revenue growth rate will likely decline as our net revenue grows to higher levels.

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

In 2018, we had a negative cash flow of RMB820.2 million (US$119.3 million) from operating activities, primarily due to a decrease in liabilities from quality assurance program and guarantee of RMB2,784.0 million (US$404.9 million), partially offset by a few cash in-flow items. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Activities.” Going forward, our ability to collect fees from customers, in particular transaction fees from borrowers, will continue to affect our liquidity and cash flow condition. Inability to collect payments from customers in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations. In addition, given the evolving regulatory environment, regulatory authorities may in the future require us to make a risk reserve deposit in a restricted bank account, similar to the requirement currently applicable to traditional financial institutions. If such requirement were to be imposed on us, our liquidity, financial condition and results of operations may be materially and adversely affected.

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

Failure to maintain successful strategic relationships with partners may have adverse impact on our future success.

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

As of December 31, 2016, 2017 and 2018, we had cash and cash equivalents of RMB968.2 million, RMB1,857.2 million and RMB2,028.7 million (US$295.1 million), respectively. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures.”

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

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we have obtained 240 registered trademarks and have made applications for 133 trademarks, all of which are pending with the Trademark Office of the National Intellectual Property Administration. As of the date of this annual report, a total of 44 trademarks have been transferred to us by CreditEase. In addition, we have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks. However, the trademark licenses granted by CreditEase to us have not been filed with the Trademark Office of the National Intellectual Property Administration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Intellectual Property Rights.” We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

Acquisitions could expose us to significant business risks.

We have made and may continue to make strategic acquisitions that could, among other goals, complement our existing services, expand our customer base, improve user acquisition efficiency, lower operating costs and/or enhance technological capabilities. For example, on March 25, 2019, we entered into a set of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. Pursuant to the definitive agreements, we will assume from CreditEase and its affiliates certain target businesses, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses, as well as receive business consulting and other supports from CreditEase, for a total consideration of 106,917,947 newly issued ordinary shares of our company and RMB889 million cash, as may be adjusted in accordance with the pre-agreed mechanism, at the transaction closing. See “Item 4. Information on the Company—A. History and Development of the Company.” The transactions contemplated under the definitive agreements are subject to certain closing conditions. We cannot assure you that we will be able to successfully complete these transactions as there remain uncertainties with respect to the fulfillment of such closing conditions.

While we believe the contemplated business realignment will enhance our market position as a leading comprehensive fintech platform, enable us to better leverage synergies between our existing businesses and the businesses we will assume from CreditEase and improve our overall operating efficiency, this transaction, as well as other acquisitions, could expose us to business risks, including but not limited to financial and operational risks.

Financial risks from the contemplated business realignment and other acquisitions include, among other things, (a) the use of our cash resources; (b) paying a price that exceeds the future value realized from the acquisition; (c) potential known and unknown liabilities of the acquired businesses; (d) the incurrence of additional debt; (e) the dilutive effect of the issuance of any additional equity securities by our company as consideration for, or to finance, the acquisition; (f) the financial impact of incorrectly valuing goodwill and other intangible assets involved in any acquisitions; (g) potential future impairment write-downs of goodwill and indefinite-life intangibles and the amortization of other intangible assets; and (h) possible adverse tax and accounting effects.

In addition, there are possible operational risks, including, among other things, difficulty in assimilating and integrating the operations, services, products, technology, information systems and personnel of acquired companies; losing key personnel of acquired entities; compliance with additional laws relating to the acquired business and regulatory risks associated with the past violation of law by the acquired businesses. We may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses. Acquisitions could expose us to significant integration risks and increased organizational complexity, including more complex and costly accounting processes and internal controls, which may challenge management and may adversely impact the realization of an increased contribution from such acquisitions. In addition, while we execute acquisitions and related integration activities, our attention may possibly be diverted from our ongoing operations, which may have a negative impact on our business. Failure to adequately anticipate and address these risks could adversely affect our business and financial performance.

Although we performed due diligence investigations of the businesses and assets that we will assume, and will also do so for future acquisitions, there may be liabilities related to the acquired business or assets that we fail to, or are unable to, uncover during the due diligence investigation and for which we, as a successor owner, may be responsible. When feasible, we seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by price adjustment mechanism and/or deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor, or other reasons.

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

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

We have limited experience operating as a stand-alone company. We commenced our online consumer finance marketplace business in March 2012, and Yirendai Ltd. was incorporated in 2014 in the Cayman Islands as a wholly owned subsidiary of CreditEase. Founded in 2006 by our executive chairman, Mr. Ning Tang, CreditEase is a large financial services company focusing on providing inclusive finance and wealth management products and services in China. Inclusive finance focuses on providing access to affordable and responsible financing solutions to those in China who are often unable to gain such access. We completed our carve-out from CreditEase in the first quarter of 2015. Historically, CreditEase has provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, and also with the services of a number of its executives and employees. Although we have become a stand-alone company, we expect CreditEase to continue to provide us with certain support services during a transitional period. We have also relied on CreditEase for the successful operation of our online consumer finance marketplace. In the future, we expect to continue to rely on CreditEase for various aspects of our operations, such as risk management, offline acquisition of new borrowers and investors and outstanding loan collection services. Although we have entered into a series of agreements with CreditEase relating to our ongoing business cooperation and service arrangements with CreditEase, we cannot assure you that we will continue to receive the same level of support from CreditEase after we become a stand-alone company. The cost of services which CreditEase provides to us may from time to time increase based on commercial negotiations between CreditEase and us. For example, pursuant to our contractual agreement with CreditEase, the fee rate for the offline borrower acquisition services which CreditEase provides to us has recently increased from 5% to 6% of the loans facilitated to borrowers referred by CreditEase for the three years starting 2016. After that, the fee rate may be adjusted on a yearly basis based on commercial negotiation, and after taking into consideration the costs to CreditEase for providing such services and with reference to market rates. Furthermore, borrowers, investors and business partners may react negatively to our carve-out from CreditEase. As such, our carve-out from CreditEase may materially and adversely affect our business. In addition, as a result of our carve-out from CreditEase, our historical financial performance may not be indicative of our future performances as a stand-alone public company.

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

Prior to our initial public offering, we were a wholly-owned subsidiary of CreditEase, and after our initial public offering, CreditEase remains as our controlling shareholder. We have benefited significantly and expect to continue to benefit significantly from our association with CreditEase in marketing our brand and our marketplace. Referrals from CreditEase’s nationwide service network currently accounts for a majority of our borrowers and loan volume. In 2016, 2017 and 2018, 42.5%, 27.1% and 28.2% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 62.0%, 45.6% and 41.1% of the total amount of loans facilitated through our marketplace, respectively. If user referrals through CreditEase decrease or become less effective, the quality of the borrowers referred by CreditEase does not meet our borrower qualification standards, or if we are unable to continue to use CreditEase as a user acquisition channel for any reason, our business and results of operations may be adversely and materially affected. There can be no assurance that we would be able to find other user acquisition channels to replace referrals from CreditEase on commercially reasonable terms, or at all. We also benefit from CreditEase’s strong brand recognition in China, which provides us credibility and a broad marketing reach. If CreditEase loses its market position, the effectiveness of our marketing efforts through our association with CreditEase may be materially and adversely affected. In addition, any negative publicity associated with CreditEase or any negative development in respect of CreditEase’s market position, financial condition, or in terms of compliance with legal or regulatory requirements in China, will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and brand.

Our agreements with CreditEase may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our amended and restated non-competition agreement with CreditEase limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with CreditEase and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under our amended and restated non-competition agreement with CreditEase, we agree during the non-competition period, which will end on the earliest of (i) the first anniversary of the control ending date, (ii) the date on which the ADSs representing ordinary shares of Yirendai cease to be listed on Nasdaq or the New York Stock Exchange (except for temporary suspension of trading of the ADSs), and (iii) March 25, 2034, the fifteenth anniversary of March 25, 2019, the date of the amended and restated non-competition agreement, not to, subject to certain exceptions, compete with CreditEase in the business or any business that is of the same nature as the business currently conducted by CreditEase, in each case unless as may otherwise be approved in writing by CreditEase. The control ending date refers to the earlier of (i) the first date when CreditEase no longer owns at least 20% of the voting power of our then outstanding securities or (ii) the first date when CreditEase ceases to be the largest beneficial owner of our then outstanding voting securities. Such contractual limitations may significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of online consumer finance marketplace industry in China slow down. In addition, pursuant to our master transaction agreement with CreditEase, we agree to indemnify CreditEase for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from CreditEase. The allocation of assets and liabilities between CreditEase and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as CreditEase continues to control us, we may not be able to bring a legal claim against CreditEase in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

CreditEase will control the outcome of shareholder actions in our company.

As of March 31, 2019, CreditEase held 81.3% of our outstanding ordinary shares and total voting power. We are currently doing a business realignment with CreditEase. See “Item 4. Information on the Company—A. History and Development of the Company” for more details. Upon the completion of the business realignment between CreditEase and us, CreditEase’s shareholding in our company will further increase to 90.0%, assuming no adjustment of the consideration to be made by our company for acquiring target businesses from CreditEase. CreditEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our current memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Conflicts of interest may arise between CreditEase and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•                  Non-competition arrangements with CreditEase. We and CreditEase entered into an amended and restated non-competition agreement in March 2019, under which we agree not to compete with each other’s core business. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Carve-out Agreements with CreditEase—Amended and Restated Non-Competition Agreement.”

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

•                  Our board members or executive officers may have conflicts of interest. Our executive chairman, Ning Tang, and two directors, Quan Zhou and Tina Ju, are members of the board of directors of CreditEase. Ning Tang will also become our chief executive office upon  the closing of the business realignment contemplated by the series of agreements entered into by us and CreditEase in March 2019. See “Item 4. Information on the Company—A. History and Development of the Company.” In addition, we have granted and may in the future continue to grant incentive share compensation to CreditEase’s employees and consultants. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for CreditEase and us.

•                  Sale of shares in our company. CreditEase may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

•                  Allocation of business opportunities. Under our amended and restated non-compete agreement with CreditEase, we agree not to compete with CreditEase in the businesses conducted by CreditEase. There may arise other business opportunities that both we and CreditEase find attractive and which would complement our respective businesses. CreditEase may decide to take such opportunities itself, which would prevent us from taking advantage of those opportunities.

•                  Developing business relationships with CreditEase’s competitors. So long as CreditEase remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

Although our company has become a stand-alone public company, we expect to operate, for as long as CreditEase is our controlling shareholder, as an affiliate of CreditEase. CreditEase may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. For example, we may be required to pay CreditEase for services that we currently enjoy free of charge from CreditEase, such as the information and data sharing. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Carve-out Agreements with CreditEase—Amended and Restated Intellectual Property License Agreement.” CreditEase’s decisions with respect to us or our business may be resolved in ways that favor CreditEase and therefore CreditEase’s own shareholders, which may not coincide with the interests of our other shareholders. We have an audit committee, consisting of three independent directors, to review and approve all proposed related party transactions, including any transactions between us and CreditEase. However, we may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved between unaffiliated parties, this may not succeed in practice. Furthermore, if CreditEase sought to alter or violate the terms of the amended and restated non-competition agreement with us in order to compete with us in the online consumer finance marketplace or otherwise, such conflicts may not be resolved in our favor in light of CreditEase’s controlling interest in us. If CreditEase were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our executive chairman, Mr. Ning Tang, has considerable influence over us and our corporate matters.

Our executive chairman, Mr. Ning Tang, has considerable influence over us and our corporate matters. Mr. Tang beneficially owns 43.4% of the total outstanding shares of CreditEase, which is our controlling shareholder, as of March 31, 2019. Moreover, as Mr. Tang, as a director of CreditEase, currently holds three out of the five votes of CreditEase’s board of directors, he therefore controls the decision making of CreditEase and indirectly has considerable influence over us, our corporate matters and matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our ordinary shares and our ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., or Heng Ye, Heng Cheng Technology Development (Beijing) Co., Ltd., or Heng Cheng, and the shareholders of Heng Cheng, a series of contractual arrangements entered into among Chongqing Heng Yu Da Technology Co., Ltd., or Heng Yu Da, Yiren Financial Information Service (Beijing) Co., Ltd., or Yi Ren Wealth Management, and the shareholders of Yi Ren Wealth Management, a series of contractual arrangements entered into among Heng Ye, Pu Hui and the shareholders of Pu Hui, and a series of contractual arrangements entered into among Heng Ye, CreditEase Huimin Investment Management (Beijing) Co., Ltd, or Hui Min, and the shareholders of Hui Min. As a result of these contractual arrangements, we exert control over Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Corporate History and Structure.”

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of Heng Ye and Heng Yu Da, our PRC subsidiaries, and Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min, our consolidated variable interest entities, the contractual arrangements among Heng Ye, Heng Cheng and the shareholders of Heng Cheng, the contractual arrangements among Heng Yu Da, Yi Ren Wealth Management and the shareholders of Yi Ren Wealth Management, the contractual arrangements among Heng Ye, Pu Hui and the shareholders of Pu Hui, and the contractual arrangements among Heng Ye, Hui Min and the shareholders of Hui Min are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. See “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations” below. If the ownership structure, contractual arrangements and business of our company, Heng Ye, Heng Yu Da, Heng Cheng, Yi Ren Wealth Management, Pu Hui or Hui Min are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Heng Ye, Heng Yu Da, Heng Cheng, Yi Ren Wealth Management, Pu Hui or Hui Min, revoking the business licenses or operating licenses of Heng Ye, Heng Yu Da, Heng Cheng, Yi Ren Wealth Management, Pu Hui or Hui Min, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with, our consolidated variable interest entities, and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our consolidated variable interest entities and their respective shareholders to operate our www.yirendai.com website operated by Heng Cheng, our wealth management website and mobile application operated by Yi Ren Wealth Management, which serve as an online portal for investment products, including the loan products offered on our platform as well as other investment products offered by third parties, our website www.yxpuhui.com operated by Pu Hui, and our www.creditease.cn website operated by Hui Min. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organization Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, Heng Cheng, Yi Ren Wealth Management, Pu Hui, Hui Min and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min, our consolidated variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such consolidated variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by such consolidated variable interest entities and their respective shareholders of their obligations under the contracts to exercise control over such consolidated variable interest entities. The shareholders of such consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with such consolidated variable interest entities. Although we have the right to replace any shareholder of such consolidated variable interest entities under their respective contractual arrangements, if any shareholder of such consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated variable interest entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with our consolidated variable interest entities, may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min, our consolidated variable interest entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of such consolidated variable interest entities were to refuse to transfer their equity interest in such consolidated variable interest entities, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min, our consolidated variable interest entities, are held by Mr. Ning Tang, our founder and executive chairman, and three other individuals, Ms. Mei Zhao, Mr. Fanshun Kong and Ms. Yan Tian. Their interests in such consolidated variable interest entities may differ from the interests of our company as a whole. These shareholders may breach, or cause such consolidated variable interest entities to breach, the existing contractual arrangements we have with them and such consolidated variable interest entities, as the case may be, which would have a material adverse effect on our ability to effectively control such consolidated variable interest entities and receive economic benefits from such consolidated variable interest entities. For example, the shareholders may be able to cause our agreements with such consolidated variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in such consolidated variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of such consolidated variable interest entities, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that (i) the contractual arrangements between Heng Ye, our wholly-owned subsidiary in China, Heng Cheng, our consolidated variable interest entity in China, and the shareholders of Heng Cheng, (ii) the contractual arrangements between Heng Yu Da, our wholly-owned subsidiary in China, Yi Ren Wealth Management, our consolidated variable interest entity in China, and the shareholders of Yi Ren Wealth Management, (iii) the contractual arrangements between Heng Ye, our wholly-owned subsidiary in China, Pu Hui, our consolidated variable interest entity in China, and the shareholders of Pu Hui, and (iv) the contractual arrangements between Heng Ye, our wholly-owned subsidiary in China, Hui Min, our consolidated variable interest entity in China, and the shareholders of Hui Min were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min, our consolidated variable interest entities, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by such consolidated variable interest entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing the tax expenses of such consolidated variable interest entities. In addition, if Heng Ye or Heng Yu Da requests the shareholders of such consolidated variable interest entities, as the case may be, to transfer their equity interests in the such consolidated variable interest entities, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Heng Ye or Heng Yu Da to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on such consolidated variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our consolidated variable interest entities that are material to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min, our consolidated variable interest entities, hold certain assets that are material to the operation of our business. Under the contractual arrangements, our consolidated variable interest entities may not and their respective shareholders may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of such consolidated variable interest entities breach these contractual arrangements and voluntarily liquidate such consolidated variable interest entities, or any of such consolidated variable interest entities declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated variable interest entities undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of Heng Ye and Heng Yu Da, our PRC subsidiaries, and our consolidated variable interest entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of Heng Ye and Heng Yu Da, our PRC subsidiaries, and Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min, our consolidated variable interest entities, are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

In particular, PRC laws and regulations concerning the online lending information intermediary service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the Guidelines, the Interim Measures, the Custodian Guidelines, Circular 141 and Circular 57, and avoid conducting any activities that may be deemed illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the online lending information intermediary service industry and amend the existing laws and regulations in the future. See “—Risks Related to Our Business—The laws and regulations governing the online lending information intermediary service industry in China are developing and evolving and subject to changes. If we fail to obtain and maintain requisite approvals, licenses or permits applicable to our business, our business, financial condition and results of operations would be materially and adversely affected” and “—Risks Related to Our Business—If our practice is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the online lending information intermediary service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance marketplaces like us, which could materially and adversely affect our business and operations.

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company — C. Organizational Structure.”

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

We only have contractual control over our websites. We do not directly own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

Heng Cheng and Hui Min, our consolidated variable interest entities operating our online marketplace, and Yi Ren Wealth Management, our consolidated variable interest entity operating our wealth management website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Heng Cheng, Hui Min and Yi Ren Wealth Management to obtain an ICP License and an EDI License.

An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-Added Telecommunication Services.” As of the date of this annual report, Heng Cheng and Hui Min are in the process of renewing their ICP licenses, and Yi Ren Wealth Management is in the process of applying for an ICP license. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Heng Cheng, Hui Min and Yi Ren Wealth Management will be required to obtain a separate value-added telecommunications business operating license with respect to the services provided through mobile devices in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines issued by PBOC in February 2017 require the online lending platforms to set up custody accounts with commercial banks and comply with the anti-money laundry requirements of the relevant commercial banks. On October 11, 2018, the PBOC, the CBIRC, and the China Securities Regulatory Commission, or the CSRC, jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports etc. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Heng Ye and Heng Yu Da to adjust their taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company or two times of the net assets provided in the latest audited financial report of such PRC subsidiary, as applicable. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, the maximum amounts of foreign debt that each company may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, which may not exceed two times its net assets as indicated in its latest audited financial report. The risk-weighted balance of cross-border financing of a company is calculated based on its outstanding amounts of Renminbi and foreign currency cross-border debt, multiplied by risk conversion factors corresponding to their respective remaining terms, loan categories and currency. However, for a one-year grace period starting from January 11, 2017, a foreign-invested company such as our PRC subsidiaries may elect to determine the maximum amount of its foreign debt in according with the rules in effect prior to Circular 9, or to comply with Circular 9. On the other hand, PRC domestic companies such as our consolidated variable interest entities must comply with Circular 9. Moreover, according to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to our consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

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

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have accrued the employee benefit according to the local governments’ regulations in financial statements, but we had not made adequate employee benefits payments until July 2018. In addition, certain entities we acquired in March 2019 as part of our business realignment with CreditEase did not make adequate employee benefits payment in the past. Although we have obtained indemnities and warranties from CreditEase to protect us for any potential liability associated with unpaid employee benefits, we may be required to make up the contributions for these plans and pay late penalties and fines in the first place before we could claim compensation from CreditEase. If we are subject to late penalties or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be materially and adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. On March 25, 2019, we entered into a set of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. If the MOC or any of its local counterparts challenges the transaction structure or requires us to complete relevant approval process, we may have to adjust the transaction structure, amend or terminate the definitive agreements or be subject to fines and other administrative sanctions. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

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

All of our shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the foreign exchange registrations.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” As of December 31, 2018, we accrued nil of withholding tax liabilities, as our board of directors decided in August 2018 to temporarily suspend the previously adopted semi-annual dividend policy. We intend to indefinitely reinvest all remaining undistributed earnings as of December 31, 2018 in our PRC subsidiaries. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Yirendai Hong Kong Limited, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business promulgated by the State Administration of Taxation, which became effective in January 2008, or Circular 59, the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises promulgated by the State Administration of Taxation in February 2015, or Circular 7, and the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source promulgated by the State Administration of Taxation in October 2017 and taking into effect in December 2017 and amended in June 2018, or SAT Circular 37.

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

The audit report included in this annual report has been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with the PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the U.S., we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to our American Depositary Shares

The market price for our ADSs may be volatile.

The trading price of our ADSs has ranged from US$9.61 to US$47.93 per ADS in 2018. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

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

•                  conditions in the internet and consumer finance industries;

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

•                  sales or perceived potential sales of additional ordinary shares or ADSs; and

•                  any share repurchase program.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

In June 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our ADSs or ordinary shares. As of December 31, 2018, we had repurchased 2,000 ADSs at an average price of US$18.4647 per ADS under this program. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2019, we had 123,062,918 ordinary shares outstanding. Among these shares, 22,328,094 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior the record date of the general meeting. Under our current memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. Under our current memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We rely on the exemption available to foreign private issuers for the requirements in terms of (i) shareholder approval of equity compensation plans and any material revisions to the terms of such plans under Section 303A.08 of the NYSE Listed Company Manual and (ii) shareholder approval of issuance of common stock in any transaction or series of related transactions under Section 312.03 of the NYSE Listed Company Manual. As a result of our election to follow home country practice with respect to the foregoing matters, our shareholders will not have the same protection that they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. Other than the home country practice disclosed above, we have followed and intend to continue to follow the applicable corporate governance standards under NYSE rules.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat Heng Cheng and Yi Ren Wealth Management as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, and based upon our income and assets, including goodwill, and the value of our ADSs and ordinary shares, we do not believe that we were be a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

On March 25, 2019, we entered into a set of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. Pursuant to the definitive agreements, we will assume from CreditEase and its affiliates certain target businesses, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses, as well as receive business consulting and other supports from CreditEase, for a total consideration of 106,917,947 newly issued ordinary shares of our company and RMB889 million cash, as may be adjusted in accordance with the pre-agreed mechanism, at the transaction closing. The contemplated transactions are subject to certain closing conditions. It is expected that the target businesses will be consolidated into our consolidated financial statements prior to the closing of the transactions once controls are transferred to us. Concurrently with the execution of foregoing definitive agreements and as a part of the contemplated transactions, we obtained control over CreditEase Puhui Information Consultant (Beijing) Co., Ltd, or Pu Hui, and CreditEase Huimin Investment Management (Beijing) Co., Ltd, or Hui Min, through a series of contractual arrangements and started to consolidate their financial results. See “Item 4. Information on the Company—C. Organizational Structure” for more details of our contractual arrangements with each of Pu Hui and Hui Min.

We currently conduct our online consumer finance marketplace business in China through Heng Ye and Heng Yu Da, and our consolidated variable interest entities, Heng Cheng, Hui Min, Pu Hui and Yi Ren Wealth Management. Heng Cheng operates our website www.yirendai.com, an online consumer finance platform that facilitates unsecured consumer loans. Hui Min operates www.creditease.cn, an online consumer finance platform that facilitates unsecured consumer loans, secured consumer loans (such as loans secured by vehicles or real estate properties), financial leasing transactions and loans to SMEs. Both Heng Cheng and Hui Min are in the process of renewing their ICP licenses. Pu Hui operates www.yxpuhui.com and provides referral and other services through its nationwide service network. Yi Ren Wealth Management operates our wealth management website and mobile application, which serves as an online portal for investment products, including the loan products offered by us as well as other investment products offered by third parties. Yi Ren Wealth Management is in the process of applying for an ICP license. In addition, Yi Ren Information provides assistance to borrowers on our platform in seeking loans from banks and other institutional fund providers.

Our principal executive offices are located at 10/F, Building 9, 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5395-3680.

B.                                    Business Overview

We are a leading fintech company in China connecting investors and individual borrowers. We facilitated loans in an aggregate principal amount of approximately RMB112.5 billion (US$16.4 billion) and served 1,529,840 borrowers and 1,602,530 investors from our inception in March 2012 through December 31, 2018.

Our online platform automates key aspects of our operations and enables us to efficiently match borrowers with investors and execute loan transactions. Leveraging the extensive experience of our parent company CreditEase, we provide an effective solution to address largely underserved investor and individual borrower demand in China. CreditEase is a large financial services company focusing on providing inclusive finance and wealth management products and services in China. Our borrowers come from a variety of channels, including online sources, such as the internet and our mobile applications, as well as offline sources, such as referrals from CreditEase’s nationwide service network. In 2016, 2017 and 2018, we facilitated over RMB7,612.7 million, RMB22,537.4 million and RMB22,722.4 million (US$3,304.8 million) in loans through our mobile applications, respectively, representing 37.2%, 54.4% and 58.9% of the total amount of loans facilitated through our marketplace in the respective periods.

Our technology-driven platform provides a flexible, cost-efficient and time-saving solution to address borrowers’ financial needs. Our online marketplace offers qualified borrowers who successfully complete our online application and meet our borrower requirements quick and convenient access to affordable credit at competitive prices. All of the loans facilitated through our marketplace feature fixed interest rates. To provide a transparent marketplace, the interest rates, transaction fees and other charges are all clearly disclosed to borrowers upfront.

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

Our online marketplace provides investors with attractive returns with investment thresholds as low as RMB100 (US$14.5). Investors have the option to individually select specific loans to invest in or to use our automated investing tool that identifies and selects loans on the basis of a targeted return. We provide investors with access to a liquid secondary market, giving them an opportunity to exit their investments before the underlying loans become due. We currently conduct our business operations exclusively in China, and our online consumer finance marketplace does not facilitate investments by investors located in the United States. Currently, all of the investors come from online channels.

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

We launched an open technology platform named Yirendai Enabling Platform (“YEP”) in March 2017, which enables partner companies to utilize Yirendai’s data acquisition, anti-fraud technology, as well as customer acquisition capabilities, to help optimize industry’s efficiency and enhance customer experience. In the past year, we established strategic partnership with varies financial institutions, including joint-stock banks, city banks, internet banks, insurance companies and trust companies, to provide customer acquisition, preliminary risk assessment, anti-fraud, system building and implementing services.

Through a business realignment with CreditEase, we will further expand our business to cover unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses, and further expand our online wealth management services to serve a larger group of mass affluent clients.

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

Our total net revenues increased from RMB3,238.0 million in 2016 to RMB5,543.4 million in 2017, and further increased to RMB5,620.7 million (US$817.5 million) in 2018. Our net income increased from RMB1,116.4 million in 2016 to RMB1,371.8 million in 2017, and decreased to RMB966.6 million (US$140.6 million) in 2018.

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

Our Borrowers

Target Borrower Group

Prior to the completion of our contemplated business realignment with CreditEase, we target prime borrowers, comprising credit card holders with stable credit performance and salary income.

Borrower Profile and Base

Based on the information disclosed to us, as of December 31, 2018, our historical borrower profile was 74.7% male and 25.3% female, while 64.5% were 35 years of age or less.

In 2016, 2017 and 2018, we facilitated loans to 321,019, 649,154 and 553,726 borrowers through our platform, respectively. We do not permit borrowers to hold more than one loan that has been facilitated through our platform at a time. The total amount of funds loaned to borrowers through our platform was RMB20,486.1 million, RMB41,406.1 million and RMB38,606.3 million (US$5,615.1 million) in 2016, 2017 and 2018, respectively.

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

We also acquire borrowers through referrals from CreditEase’s nationwide service network across over 267 locations in China as part of our contractual arrangement with CreditEase. Under this arrangement, CreditEase is obligated to refer borrowers who fall within our target borrower group to our online marketplace, in exchange for which we pay CreditEase a referral fee. The cost of services which CreditEase provides to us may from time to time increase, based on commercial negotiations between CreditEase and us. In 2016, pursuant to our contractual agreement with CreditEase, the fee rate for the offline borrower acquisition services which CreditEase provides to us increased from 5% to 6% of the loans facilitated to borrowers referred by CreditEase for the three years starting 2016. After that, the fee rate may be adjusted on a yearly basis based on commercial negotiation, and after taking into consideration the costs to CreditEase for providing such services and with reference to market rates. Once a potential borrower is referred to us, all the remaining aspects of the transaction life cycle are handled by us, with our online marketplace facilitating the loan transaction, from application to credit decisioning to matching and servicing. Our referral arrangement with CreditEase is designed so that CreditEase does not compete with our online consumer finance marketplace business. In 2016, 2017 and 2018, 42.5%, 27.1% and 28.2% of our borrowers were acquired through referrals from CreditEase, respectively. The average size of loans sourced through offline channels tends to be larger than that of loans sourced through online channels.

The following table provides a breakdown of the number of borrowers using our platform by channel:

	For the Year Ended December 31,
	2016	2017	2018
Number of borrowers(1):
Borrowers from online channels	184,430	472,960	397,824
Borrowers from offline channels	136,589	176,194	155,902
Total number of borrowers	321,019	649,154	553,726

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

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Amount of loans facilitated	20,486,128	100.0	41,406,058	100.0	38,606,273	5,615,050	100.0
Loans generated from online channels(1)	7,780,555	38.0	22,543,298	54.4	22,722,351	3,304,829	58.9
Loans generated from offline channels(1)	12,705,573	62.0	18,862,760	45.6	15,883,922	2,310,221	41.1

(1)           RMB300.0 million of loans generated from offline channels for 2016 were funded through Trust No. 2. RMB556.8 million of loans generated from offline channels for 2017 were funded through Trust No. 3. RMB196.0 million of loans generated from offline channels for 2017 were funded through Bohai Trust No. 1. RMB17.3 million (US$2.5 million) of loans generated from offline channels for 2018 were funded through Bohai Trust No. 1. RMB361.4 million (US$52.6 million) of loans generated from online channels for 2018 were funded through Trust No. 4. RMB771.0 million (US$112.1 million) of loans generated from online channels for 2018 were funded through Trust No. 5. For more information about the trusts, please see “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

The following table provides the number of borrowers and new borrowers who took out a loan during each quarter presented:

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Number of new borrowers	49,772	67,756	90,772	104,160	115,221	126,901	172,169	175,221	140,048	144,086	70,622	82,146
Total number of borrowers	50,542	68,882	92,479	110,785	124,953	138,529	192,725	202,370	174,128	177,754	96,402	111,274

We acquire borrowers through various online channels as well as referrals from CreditEase’s nationwide service network. As of December 31, 2018, 12.1% of our cumulative borrowers have borrowed more than one loan on our platform.

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

Investor Profile and Base

Based on the information disclosed to us, as of December 31, 2018, our historical investor profile was 55.1% male and 44.9% female, while 71.6% were 40 years of age or less.

In 2016, 2017 and 2018, 597,765, 592,642 and 485,519 investors invested through our platform, respectively. The total amount of funds invested by investors through our marketplace was RMB25.0 billion, RMB48.1 billion and RMB46.9 billion (US$6.8 billion) in 2016, 2017 and 2018, respectively.

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

The following table provides a breakdown of the number of investors using our platform by channel:

	For the Year Ended December 31,
	2016	2017	2018
Number of investors(1):
Investors from online channels	597,765	592,642	485,519
Investors from offline channels	—	—	—
Total number of investors	597,765	592,642	485,519

(1)         The number of investors for a specified period represents the number of investors who have made at least one investment in loans during such period. An investor who makes investments through our platform through both online and offline channels during a period is counted as an investor acquired from online channels for the purpose of the table above.

The following table provides the number of investors and new investors who made at least one investment during each quarter presented:

	For the Three Months Ended
	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Number of new investors	163,682	136,120	101,236	111,031	99,016	98,012	114,629	127,558	113,079	93,553	55,480	40,020
Total number of investors	212,318	206,706	177,499	194,505	192,505	199,591	214,967	233,374	214,231	202,380	164,218	144,965

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

While we observed fluctuation in the number of new investors in historical periods, the average investment amount of new investors increased continuously. This mainly resulted from our strategy to focus more on acquiring quality investors who are more willing to increase their investment amounts or reinvest on our platform. As of December 31, 2018, 42.1% of our cumulative investors have made more than one investment on our platform.

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

Standard Loan Products

In 2016, 2017 and 2018, the average loan amounts for our standard loan products were approximately RMB90,143, RMB102,265 and RMB97,476 (US$14,177), respectively. To apply for a standard loan, a borrower needs to complete an online application providing information such as their PRC identity card information, a bank statement with proof of monthly income and credit report from the PBOC, as well as the desired loan amount and term. In 2016, 2017 and 2018, our standard loan products represented the majority of the loans that were made through our marketplace.

FastTrack Loan Products

FastTrack loans are a product that is currently only available through our mobile applications. These loans can be as large as RMB100,000 (US$14,544). In 2016, 2017 and 2018, the average FastTrack loan amounts were RMB39,272, RMB45,618 and RMB63,276 (US$9,203), respectively. To apply for a FastTrack loan, a borrower completes an online application providing their PRC identity card information, e-commerce account information, mobile phone number, credit card statement and if applicable, PBOC credit report, housing fund information and life insurance policy information, as well as the desired loan amount and duration. This product offers near instantaneous credit approval, allowing qualified borrowers to receive an initial decision in as fast as ten minutes.

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

All of the loans offered through our marketplace feature fixed interest rates, which are paid to investors less any defaults over the term of the applicable loan and fees charged to investors. In addition, we charge borrowers transaction fees for matching them with investors. Starting January 2018, insurance and guarantee companies charge borrowers insurance premium and guarantee fees for the insurance and/or guarantee services they provide. Each of these fees is charged as a percentage of the loan contract. A penalty fee for late payment is imposed as a percentage of the amount past due. All fees are clearly disclosed to the borrower upfront.

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

Automated investing tool. Our automated investing tool represents the most popular way for investors to invest in loans through our marketplace. With our automated investing tool, an investor agrees to invest a specified amount of money to borrowers through our marketplace for a specified period of time. Once an investor commits funds using the tool, his funds are automatically allocated among approved borrowers. Our automated investing tool automatically reinvests investors’ funds as soon as a loan is repaid, enabling investors to speed the reinvestment of cash flows without having to continually revisit our website or mobile application. Unless an emergency withdrawal fee is paid, investors using our automated investing tool are not allowed to withdraw their funds prior to the expiration of the specified investment period, which does not necessarily match the term of the loans to which the automated investing tool allocates the investor’s funds. In 2016, 2017 and 2018, the vast majority of funds invested by investors through our marketplace were invested utilizing this automated investing tool.

The minimum threshold for a lending commitment made through our automated investing tool is RMB100 (US$14.5). In 2016, 2017 and 2018, the average amounts invested through our automated investing tool by each investor were RMB41,530, RMB80,446 and RMB94,203 (US$13,701), respectively, and the current average annual rates of return to investors after deducting the management fee were up to 10.3%. The specific rate of return offered to an investor using our automated investing tool varies with the duration of the committed investment term, which can be as short as three months, and the average interest returns of the loans to which the automated investing tool allocates the investor’s funds, which are also dependent on loan term.

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

The minimum threshold for a lending commitment made through our self-directed investing tool is RMB100 (US$14.5). In 2016, 2017 and 2018, the average amounts invested through our self-directed investing tool by each investor were RMB58,419, RMB139,136 and RMB183,601 (US$26,704), respectively. The rate of return offered to an investor after deducting the management fee varies with the duration of the investment term, with 9.0% corresponding to a 12-month loan and 10.8% corresponding to a 36-month loan.

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

Wealth Management

We are transitioning into a comprehensive online financial services platform that enables independent third parties to promote and sell a diversified portfolio of services to cater to various needs of the investors on the platform, including the growing needs of online wealth management services. We expand our products and services offering by providing well-selected products of different asset class that are suitable to our mass affluent clients, launching multimedia investor education lessons and building out investment tools, such as online financial advisory tool and pension planning tools.

Fees Charged to Investors

We charge investors various on-going as well as one-time fees, depending on their specific investment activity on our marketplace. We charge investors a monthly management fee for using our automated investing tool and self-directed investing tool. The monthly management fee for using the automated investing tool is the difference between the interest rates on the underlying loans which range from 10.0% and 12.0%, and the targeted returns offered to investors which up to 10.3%. The monthly management fee for using the self-directed investing tool is equal to 10% of the interest that investors receive, which ranges from 10.0% to 12.0%. A one-time fee is charged to all investors for each loan transferred over our secondary loan market.

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

For a potential borrower who passes our initial qualification phase and is applying for our loan products, the application proceeds to our credit assessment team for review. A member of our credit assessment team will first conduct a telephone verification interview with the applicant. After the initial telephone verification interview, at least one member of credit assessment team will analyze the application and Yirendai score or Yiren score. If a member of the credit assessment team suspects there may be fraud involved with a particular loan application or determines that additional verification is needed to complete the credit decisioning process, that team member will conduct further due diligence and verification, such as additional phone calls to the borrower applicant and the applicant’s employer that is identified in the application. While these additional steps have led us to discover instances of invalid information provided by prospective borrowers in the past, the number of such instances has not been significant. Following this review, the credit assessment team will either approve the loan as is, approve the loan with one or more modified sets of loan characteristics, or decline the loan application. In 2016, 2017 and 2018, 39.7%, 72.0% and 83.1% of all loan applications that passed the initial qualification phase were approved by our credit assessment team, respectively. The approval rate by our credit assessment team improved as we enhanced our initial qualification process by rejecting non-qualified borrowers at an early stage. In 2016, 2017 and 2018, 14.5%, 16.9% and 16.1% of all loan applications were approved.

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

The following table presents the key criteria that materially impact a borrower’s credit score:

Criteria	Examples	Effect on Credit Score
Purpose of the loan	Personal consumption	• No monotonic correlation
Customer attributes	Education background	• Positive correlation
• Higher education leads to higher score
Usage and performance of the loans from other financial institutions	Maximum amount of loans that the borrower has borrowed from commercial banks	• Positive correlation • The larger the amount of bank loans, the higher the score
Credit card usage and payment pattern	Frequency of credit card usage	• Negative correlation • Above a certain threshold, the higher the frequency of credit card usage, the lower the score
Public record	Court enforcement record	• No monotonic correlation • A borrower’s score is lower if he/she has been subject to court enforcement • A borrower’s score is lower if he/she has been subject to court enforcement
Income and debt condition	Salaries	• Positive correlation • Below a certain threshold, the higher the salary, the higher the score
Geographic location	Province or city where the borrower is located	• No monotonic correlation • A borrower’s score is lower if he/she is located in a province or city where we face intense market competition
Job stability	Length of employment	• Positive correlation • The longer the employment, the higher the score
Online merchant purchasing pattern	Recent average consumption level	• Positive correlation • The higher the recent average consumption level, the higher the score

The credit scores derived from our proprietary credit scoring model containing the criteria mentioned above are used to determine which of the segments in our risk grid a particular borrower falls into.

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

Risk Grade	Yiren Scores	Expected M3+ Net Charge-off Rate	Annualized Interest Rate (1)	Average Transaction Fee Rate Covered by QAP (2)	Average Transaction Fee Rate Covered by CAP and Surety Insurance (2)
I	790+	<3.0%	10.0-12.0%	23.0%	13.3%
II	750-<790	3.0% - 5.0%	10.0-12.0%	29.5%	18.4%
III	720-<750	5.0% - 7.0%	10.0-12.0%	33.8%	18.9%
IV	690-<720	7.0% - 9.0%	10.0-12.0%	34.2%	18.0%
V	640-<690	9.0% - 13.0%	10.0-12.0%	35.4%	13.1%

(1)         The annualized interest rate that borrowers pay to investors varies from 10.0% to 12.0%, depending on the term of the loan.

(2)         Under our previous quality assurance program, the transaction fee rate is calculated as the total transaction fee (excluding interests but including the fee we charge for our services associated with the quality assurance program) that borrowers should pay for the entire life of the loan, divided by the total amount of principal. In January 2018, we began to cooperate with insurance and guarantee companies while discontinuing the operation of the quality assurance program in May 2018, insurance premium and guarantee fees charged by insurance and guarantee companies are excluded in the calculation of transaction fee rate. The average transaction fee rate presented in the table above is the weighted average of the transaction fee rates for loans falling under the same risk grade, but with different tenures and repayment schedules.

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

Our Risk Management Committee, Risk Management Division and Credit Assessment Team

Organizationally, we have a risk management committee, comprised of our executive chairman, chief executive officer, co-chief financial officers and chief risk officer, that meets monthly to examine the credit, liquidity and operational risks on our platform.

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

Our credit assessment team consisted of 34 members as of December 31, 2018. Each application for loan products received through our platform is reviewed by at least one member of our credit assessment team. Members of our credit assessment team analyze loan applications and also assist with fraud detection and borrower verification, leveraging skills learned through training and on-the-job experience to evaluate loans on the basis of direct communications with potential borrowers. For each loan application, at least one member of credit assessment team will analyze the application and Yirendai score or Yiren score.

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

Investor Protection

Our investor protection mechanisms have evolved over the years, in response to the changing regulatory requirements.

Quality Assurance Program and Alternative Investor Protections Provided by Third Parties

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

In August 2013, we replaced the previous quality assurance program with a guarantee system. Under this system, we worked with Tian Da Xin An (Beijing) Guarantee Co., Ltd., or Tian Da Xin An, a guarantee company then affiliated with CreditEase, to provide investors with the option of purchasing the assurance that their principal and interest would be repaid in the event that their loans defaulted, and the guarantee company charged investors 10% of the loan interest for the guarantee service. Historically, more than 99% of investors opted into the guarantee system. When we switched to the guarantee model in August 2013, we paid Tian Da Xin An a one-time fee of US$0.3 million for its assumption of the outstanding loan balances covered under our previous quality assurance program.

Starting on January 1, 2015, we ended our relationship with Tian Da Xin An and launched our renewed quality assurance program while Tian Da Xin An continued to guarantee all previously guaranteed loans. The renewed quality assurance program covered loans originated on or after January 1, 2015 until May 2018 when we discontinued the operation of the quality assurance program. Under this arrangement, at the inception of each loan we set aside cash in an amount equal to a certain percentage of the loan amount facilitated on our platform in an interest-bearing custody account managed by China Guangfa Bank. We reserve the right to revise this percentage upwards or downwards from time to time. The factors that we consider in determining such percentage include market dynamics, our product lines, profitability, cash position and our actual and expected quality assurance net payouts.

Under the quality assurance arrangement, if a borrower is 15 days delinquent in repaying an installment of principal and interest of a loan, we will withdraw an amount from the custody account to repay the delinquent installment of principal and interest to the corresponding investor. If a borrower is 90 days delinquent in repaying an installment of principal and interest on a loan, we will withdraw an amount from the custody account to repay the delinquent installment principal and interest, plus the entire outstanding balance of the loan principal, to the corresponding investor. If the quality assurance program becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis. Prior to July 2017, their outstanding unpaid balances would be deferred to the next time the quality assurance program was replenished, at which time a distribution would again be made to all investors with delinquent loans. Following replenishment of the quality assurance program, in the event that the amount of funds was again insufficient to pay back all investors with delinquent loans, the investors would again be repaid on a pro rata basis, although in this case the number of investors sharing pro rata in the quality assurance program would increase to include the unpaid investors from prior periods as well as the unpaid investors from the current period. If the quality assurance program was continually underfunded, investors may need to wait for extended periods to receive a full distribution from the quality assurance program, or incur a loss on their investment if the quality assurance program was not sufficient. In addition, from November 2015 to July 2017, we placed a two-year limit on the period during which an investor had the right to receive distribution from the quality assurance program, which meant if an investor had not recovered the full default amount by the time that was two years and 90 days from the original due date, then the investor would no longer have the right to receive pro rata repayment from our quality assurance program. After July 2017, after being repaid on a pro rata basis in the event the quality assurance program becomes insufficient to pay back all the investors with delinquent loans, the investors’ outstanding unpaid balances would not be deferred to the next time the quality assurance program was replenished. As a result, investors will bear the risk that they will not be able to fully recover their investment principal and unpaid interest.

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

To ensure compliance with regulatory requirements, starting from January 2018, we entered into a three-year business agreement with PICC Property and Casualty Company Limited. Pursuant to the business agreement, PICC Property and Casualty Company Limited provides surety insurance for loans facilitated through our online marketplace with 12-month term and with an amount not exceeding RMB200,000 (approximately US$29,089), and will reimburse investors their principal and expected interest in the event of loan default within the agreed scope of the agreement. In March 2018, we began to cooperate with guarantee companies to establish the credit assurance program. Under the credit assurance program, the guarantee companies either provide guarantee for loans facilitated through our online marketplace for the assurance that investors’ principal and interest would be repaid in case of loan default, or set up and managed a reserve fund, using payments collected from borrowers, to compensate investors for their potential loss due to loan default up to the cash available in the fund. Subsequently in May 2018, we discontinued the operation of our quality assurance program by transferring our liabilities associated with the quality assurance program to a third-party guarantee company at an estimated fair value. Since then, loans facilitated on our platform are either covered by the credit assurance program operated by the guarantee companies or PICC’s surety insurance program.

Risk Prevention Services to an Institutional Investor

From August 2017 to December 2017, we cooperated with Zhejiang Chouzhou Commercial Bank, which made its own lending decisions in certain loans facilitated on our platform. Pursuant to the cooperation agreement, we, together with CreditEase, furnished borrower referral and facilitation services to the bank with a maximum loan amount of RMB3 billion by assessing and providing a preliminary assessment of borrowers’ credit risks to the bank to facilitate its own lending decision, which was subject to its own assessments of borrowers’ credit risks and own loan approvals. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to replenish such deposit from time to time. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank we will obtain the creditor’s rights in respect of the relevant default amount.

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

•                  Mobile applications. We have developed different user-friendly mobile applications for borrowers and investors, which enable borrowers and investors alike to access our platform at any time or location that is convenient. We launched our first mobile application during the fourth quarter of 2013, and approximately 37.2%, 54.4% and 58.9% of loans in terms of amount were facilitated through our mobile applications in 2016, 2017 and 2018, respectively.

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

Competition

The online consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. Our key competitor is Lufax (陆金所). In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

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

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we have obtained 240 registered trademarks and have made applications for 133 trademarks, all of which are pending with the Trademark Office of the National Intellectual Property Administration. As of the date of this annual report, a total of 44 trademarks have been transferred to us by CreditEase. We have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “宜信” (Chinese equivalent for CreditEase).

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

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction value on our online consumer finance marketplace during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Overall, the historical seasonality of our business has been mild due to our rapid growth prior to 2018 but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

Regulations Relating to Foreign Investment

PRC Foreign Investment Law

The Foreign Investment Law was formally adopted by the Second session of the 13th National People’s Congress on March 15, 2019, which will come into effect on January 1, 2020 and, together with their implementation rules and ancillary regulations, will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures, please refer to “Risk Factors — Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations”

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign invested enterprises shall comply with relevant provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

Industry Catalog and Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOC and the National Development and Reform Commission. The most updated version of the Catalogue, which was promulgated in March 2017 and became effective in July 2017, divides the industries into three categories: encouraged, restricted and prohibited. On June 28, 2018, the NDRC and the MOC jointly issued the List of Special Management Measures for the Market Entry of Foreign Investment, or the Foreign Investment Negative List, which became effective on July 28, 2018 and sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements. According to the Negative List, foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the Negative List and shall not engage in the prohibited activities listed in the Negative List. Industries not listed in the Catalog or the Negative List are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries.

Our PRC subsidiaries are mainly engaged in providing investment and financing consultations and technical services, which fall into the “encouraged” or “permitted” category under the Catalog. Our PRC subsidiaries have obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except e-commerce), including internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are in the “restricted” category through our consolidated variable interest entities, Heng Cheng, Yi Ren Wealth Management and Hui Min.

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

In light of the above restrictions and requirements, we operate our online marketplaces through Heng Cheng, Hui Min and Yi Ren Wealth Management, our consolidated variable interest entities. Heng Cheng and Hui Min are in the process of renewing their ICP Licenses, the VATS Licenses for internet information services, and Yi Ren Wealth Management is in the process of applying for an ICP License. Certain trademarks relating to our value-added telecommunications business have been transferred to us by CreditEase, in order to comply with the requirement that registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders.

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$145,444), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$72,722), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as a platform for borrowers and investors and are not a party to the loans facilitated through our platform. In addition, we do not directly receive any funds from investors in our own accounts as funds loaned through our platform are deposited into and settled by a third-party custody account managed by China Guangfa Bank.

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

The Interim Measures do not allow (i) the balance of money borrowed by the same natural person and the same legal person or other organization on the same online lending information intermediary platform to exceed RMB200,000 (US$29,089) and RMB1,000,000 (US$145,444), respectively; or (ii) the total balance of money borrowed by the same natural person and the same legal person or other organization on different online lending information intermediary platforms to exceed RMB1,000,000 (US$145,444) and RMB5,000,000 (US$727,220), respectively. The fund raising period set by an online lending information intermediary for each single financing project must not exceed 20 business days.

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

In November 2016, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, and the SAIC jointly issued the Guide to the Record-filing of Online Lending Information Intermediaries, or the Record-filing Guidelines, which outlines the rules, procedures and required documents for the record-filing of online lending information intermediaries, and directs local financial regulatory departments to adopt detailed implementation rules for the record-filing by online lending information intermediaries within their jurisdictions. In December 2017, the National Rectification Office, issued the Notice on Rectification and Inspection Acceptance of Risk of Online Lending, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries. Circular 57, among other things, requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. If an online lending information intermediary institution passes the inspection, the local governmental authorities shall complete its record-filing. Circular 57 also requires local authorities to complete record-filings of online lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed to May 2018 or June 2018.

On August 13, 2018, the National Rectification Office issued the Compliance Inspection Notice, which requires the online lending intermediaries to be inspected in accordance with the requirements provided in the Interim Measures, the Custodian Guidelines and the Disclosure Guidelines, and in combination the Compliance Inspection Checklist. The Compliance Inspection Notice emphasizes that the compliance inspection will focus on the following issues: (i) whether the intermediary conducts business only as an information intermediary and whether it is engaged in any credit intermediary business; (ii) whether the intermediary maintains any capital pool and has advanced funds for the clients; (iii) whether the intermediary finances itself directly or in a disguised form; (iv) whether the intermediary provides the lenders with guarantees or promises to repay principals and interests thereon directly or in a disguised form; (v) whether the intermediary provides rigid payment for the lenders; (vi) whether the intermediary conducts risk assessments for the lenders and provide hierarchical management of lenders; (vii) whether the intermediary fully discloses risk related information of the borrowers to the lenders; (viii) whether the intermediary adheres to the online lending principle of small amount and dispersion; (ix) whether the intermediary raises funds by sale of wealth management products through itself or its affiliates; (x) whether the intermediary solicits lenders by high interests and other manners. According to the Compliance Inspection Notice, the compliance inspection shall be carried at three levels as follows: (i) the self-inspection carried out by the online lending intermediary itself, which is required to submit to the provincial online lending rectification office a self-examination report and an authenticity commitment letter signed by its senior management and major shareholders; (ii) internet finance association inspection led by local internet finance association and/or the National Internet Finance Association of China, which are required to submit to the provincial online lending rectification office a self-discipline inspection report and an authenticity commitment letter signed by the inspectors and the principal of such association; and (iii) the administrative verification carried out by the provincial online lending rectification office on the basis of the self-inspection and self-discipline inspection abovementioned. The provincial online lending rectification offices are required to verify the authenticity of the content and data of the self-examination reports and the self-discipline inspection reports and submit a conclusion report to the National Rectification Office. If a self-examination report or self-discipline inspection report is found to contain false information, the online lending intermediary involved will be vetoed. The compliance inspection shall be completed by the end of December 2018. The online lending intermediaries that generally meet the requirement of being an intermediary and various standard will be allowed to link to the information disclosure and products registration system. After a period of operation and inspection, the online lending information intermediaries that meet relevant requirements can apply for record-filing.

In addition, on August 24, 2018, the Beijing Rectification Office, issued a Notice on Launch of Self-Inspection of P2P Online Lending Intermediaries Registered in Beijing, which requires that an online lending intermediary registered in Beijing shall submit a self-inspection report by September 30, 2018 and in any event no later than October 15, 2018.

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

On December 19, 2018, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated the Notice on the Classification and Disposal of Online Lending Institutions and Risk Prevention, which provides that online lending intermediaries shall be classified into the following two categories according to their risk profiles: (i) institutions with exposed risks, and (ii) institutions without exposed risks, which are further classified as non-operating institutions, small-scale institutions, high-risk institutions and normal operating institutions. With respect to the normal operating institutions, the relevant governmental authorities shall require the institutions to strictly limit balance of loans and number of lenders and shall assess the risk profiles of such institutions regularly and adjust their classifications in a timely manner if necessary. Furthermore, Beijing Rectification Office issued a Notice on January 24, 2019 requiring online lending intermediaries to continue to reduce its business scale and number of borrowers and lenders during the administrative verification period.

To comply with the laws, rules and regulations relating to the online lending information intermediary service industry, we have implemented various policies and procedures, which we believe set the best practice in the industry.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. In July 2018, the PBOC issued the Notice on Strengthening Supervision on Anti-money Laundering by Certain Non-financial Institutions, stipulating that the following non-financial institutions shall undertake the responsibilities of anti-money laundering and anti-terrorist financing during their respective certain business operations: (i) real estate development enterprises and real estate agencies while selling real estates and providing service for real estate transactions; (ii) precious metal traders and precious metals trading platforms while conducting or providing service for precious metal spot trading; (iii) accounting firms, law firms and notary offices while conducting real estate transactions, asset management, bank account and securities account management, fund-raising for establishment or operation of enterprises and business entities transactions on behalf of their clients;( iv) company service providers providing service for establishment, operation and management of companies.

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

On October 11, 2018, the PBOC, the CBIRC, and the CSRC, jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports.

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes.

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, while internet information services, or ICP services, and data processing and transaction processing services, or EDI services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts, which must identify the specific type of value-added telecommunications services it provides. An internet information service provider must obtain a VATS License for internet information services, or ICP License, and a data processing and transaction processing service provider must obtain a VATS License for data processing and transaction processing services, or EDI License.

In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Pursuant to these measures, “internet information services” refer to provision of internet information to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must obtain an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China. The ICP License has a term of five years and can be renewed within 90 days before expiration.

Heng Cheng and Hui Min, our consolidated variable interest entities operating our online marketplace and Yi Ren Wealth Management, our consolidated variable interest entity operating our wealth management website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Heng Cheng, Hui Min and Yi Ren Wealth Management to obtain an ICP License and an EDI License. Heng Cheng and Hui Min are in the process of renewing their ICP License for provision of commercial internet information services, and Yi Ren Wealth Management is in the process of applying for an ICP License. The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online lending information intermediaries, to complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT and/or the Office for Cyberspace Affairs pursuant to the Guidelines. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to apply for appropriate telecommunication business license in accordance with the relevant requirements of telecommunication authorities subsequent to completion of the record-filing with the local financial regulatory department. In accordance with the Guidelines and the Interim Measures, the relevant authorities are in the process of making detailed implementation rules in relation to the record-filing procedures, as well as the application procedures for appropriate telecommunication business license by online lending information intermediaries. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

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

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report, we have made applications for 133 trademarks, all of which are pending with the Trademark Office of the National Intellectual Property Administration. We also have obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “宜信” (Chinese equivalent for CreditEase).

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Yirendai HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Heng Ye and Heng Yu Da, our PRC subsidiaries, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and has taken effect from April 1, 2018, or Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 60. Based on Circular 60, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

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

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Heng Ye, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in September 2016, and its implementation rules, which will be replaced by the Foreign Investment Law on January 1, 2020. Under the current laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, our consolidated variable interest entities, and our consolidated assets backed financing entities, as of the date of this annual report:

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

(3)         As part of our business realignment with CreditEase, we entered into a series of contractual arrangements with Pui Hui and its shareholders. The shareholders of Pu Hui are Mr. Ning Tang and Ms. Yan Tian, owning 95% and 5% of Pu Hui’s equity interest, respectively.

(4)         As part of our business realignment with CreditEase, we entered into a series of contractual arrangements with Hui Min and its shareholders. The shareholders of Hui Min are Mr. Ning Tang, Ms. Yan Tian and Ms. Mei Zhao, owning 93.1%, 3.05% and 3.85% of Hui Min’s equity interest, respectively. Ms. Mei Zhao is an executive officer of CreditEase.

Contractual Arrangements with Our Consolidated Variable Interest Entities

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

•                  exercise effective control over Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min;

•                  receive substantially all of the economic benefits of Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min; and

•                  have an exclusive option to purchase all or part of the equity interests in Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min and we treat Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min in our consolidated financial statements in accordance with U.S. GAAP.

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

Agreements that Provide Us with the Option to Purchase the Equity Interest in Heng Cheng

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Heng Cheng has irrevocably granted Heng Ye an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Heng Cheng. The purchase price is equal to the higher of the amount of loan extended by Heng Ye to each shareholder of Heng Cheng under the respective loan agreement or the minimum price required by PRC law. If Heng Ye exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Heng Cheng and each of its shareholders have agreed to appoint any persons designated by Heng Ye to act as Heng Cheng’s directors. Without Heng Ye’s prior written consent, Heng Cheng shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,544) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Heng Cheng have agreed that, without Heng Ye’s prior written consent, they will not dispose of their equity interests in Heng Cheng or create or allow any encumbrance on their equity interests. Moreover, without Heng Ye’s prior written consent, no dividend will be distributed to Heng Cheng’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Heng Ye. These agreements will remain effective until all equity interests of Heng Cheng held by its shareholders have been transferred or assigned to Heng Ye or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between Heng Ye and the shareholders of Heng Cheng, Heng Ye made loans in an aggregate amount of RMB30.0 million (US$4.4 million) to the shareholders of Heng Cheng solely for the capitalization of Heng Cheng. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Heng Cheng to Heng Ye or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Heng Ye. In the event that shareholders sell their equity interests to Heng Ye or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Heng Ye as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Heng Cheng and Heng Ye elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Contractual Arrangements with Yi Ren Wealth Management

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Heng Yu Da, our consolidated variable interest entity, Yi Ren Wealth Management, and the shareholders of Yi Ren Wealth Management.

Agreements that Provide Us with Effective Control over Yi Ren Wealth Management

Amended and Restated Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Yi Ren Wealth Management has pledged all of his or her equity interest in Yi Ren Wealth Management to guarantee the shareholder’s and Yi Ren Wealth Management’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement, loan agreement and power of attorney. If Yi Ren Wealth Management or any of its shareholders breaches their contractual obligations under these agreements, Heng Yu Da, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Yi Ren Wealth Management in accordance with the law. Each of the shareholders of Yi Ren Wealth Management agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Heng Yu Da. The equity interest pledge agreements remain effective until Yi Ren Wealth Management and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

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

Agreements that Provide Us with the Option to Purchase the Equity Interest in Yi Ren Wealth Management

Amended and Restated Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Yi Ren Wealth Management has irrevocably granted Heng Yu Da an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Yi Ren Wealth Management. The purchase price shall be the higher of the amount equal to the registered capital contributed by the respective shareholders of Yi Ren Wealth Management (or such other price then accepted by Heng Yu Da) or the minimum price required by PRC law, which purchase price could be paid by way of offset of the outstanding debts owed by the shareholders of Yi Ren Wealth Management to Heng Yu Da (including without limitation the outstanding amount of the loan owed by the shareholders of Yi Ren Wealth Management to Heng Yu Da and any interest thereon under the respective loan agreement). If Heng Yu Da exercises the option to purchase part of the equity interest held by a shareholder of Yi Ren Wealth Management, the purchase price shall be calculated proportionally. Yi Ren Wealth Management and each of its shareholders have agreed to appoint any persons designated by Heng Yu Da to act as Yi Ren Wealth Management’s directors. Without Heng Yu Da’s prior written consent, Yi Ren Wealth Management shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000 (US$72,722), provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (US$72,722) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Yi Ren Wealth Management have agreed that, without Heng Yu Da’s prior written consent, they will not dispose of their equity interests in Yi Ren Wealth Management or create or allow any encumbrance on their equity interests. Moreover, without Heng Yu Da’s prior written consent, no dividend will be distributed to Yi Ren Wealth Management’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Heng Yu Da. These agreements will remain effective until all equity interests of Yi Ren Wealth Management held by its shareholders have been transferred or assigned to Heng Yu Da or its designated person(s).

Amended and Restated Loan Agreements. Pursuant to the loan agreements between Heng Yu Da and the shareholders of Yi Ren Wealth Management, Heng Yu Da made loans of RMB104.0 million (US$15.1 million), RMB78.0 million (US$11.3 million) and RMB78.0 million (US$11.3 million) to Ning Tang, Fanshun Kong and Yan Tian, respectively, who are the shareholders of Yi Ren Wealth Management, solely for the capitalization of Yi Ren Wealth Management. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Yi Ren Wealth Management to Heng Yu Da or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Heng Yu Da. In the event that shareholders sell their equity interests to Heng Yu Da or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Heng Yu Da as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Yi Ren Wealth Management and Heng Yu Da elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Contractual Arrangements with Pu Hui

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Heng Ye, our consolidated variable interest entity, Pu Hui, and the shareholders of Pu Hui.

Agreements that Provide Us with Effective Control over Pu Hui

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Pu Hui has pledged all of his or her equity interest in Pu Hui to guarantee the shareholder’s and Pu Hui’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Pu Hui or any of its shareholders breaches their contractual obligations under these agreements, Heng Ye, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Pu Hui in accordance with the law. Each of the shareholders of Pu Hui agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Heng Ye. The equity interest pledge agreements remain effective until Pu Hui and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Pu Hui has irrevocably appointed Heng Ye to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Pu Hui requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Pu Hui, and appointing directors and executive officers. Heng Ye is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Heng Ye shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Pu Hui. Each shareholder has waived all the rights which have been authorized to Heng Ye and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Pu Hui

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Heng Ye and Pu Hui, Heng Ye has the exclusive right to provide Pu Hui with technical support, consulting services and other services. Without Heng Ye’s prior written consent, Pu Hui agrees not to accept the same or any similar services provided by any third party. Heng Ye may designate other parties to provide services to Pu Hui. Pu Hui agrees to pay service fees on a monthly basis and at an amount determined by Heng Ye after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Heng Ye owns the intellectual property rights arising out of the performance of this agreement. In addition, Pu Hui has granted Heng Ye an irrevocable and exclusive option to purchase any or all of the assets and businesses of Pu Hui at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Heng Ye unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Pu Hui

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Pu Hui has irrevocably granted Heng Ye an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Pu Hui. The purchase price is equal to the higher of the amount of loan extended by Heng Ye to each shareholder of Pu Hui under the respective loan agreement or the minimum price required by PRC law. If Heng Ye exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Pu Hui and each of its shareholders have agreed to appoint any persons designated by Heng Ye to act as Pu Hui’s directors. Without Heng Ye’s prior written consent, Pu Hui shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,544) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Pu Hui have agreed that, without Heng Ye’s prior written consent, they will not dispose of their equity interests in Pu Hui or create or allow any encumbrance on their equity interests. Moreover, without Heng Ye’s prior written consent, no dividend will be distributed to Pu Hui’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Heng Ye. These agreements will remain effective until all equity interests of Pu Hui held by its shareholders have been transferred or assigned to Heng Ye or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between Heng Ye and the shareholders of Pu Hui, Heng Ye made loans in an aggregate amount of RMB30.0 million (US$4.4 million) to the shareholders of Pu Hui for the capitalization of Pu Hui. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Pu Hui to Heng Ye or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Heng Ye. In the event that shareholders sell their equity interests to Heng Ye or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Heng Ye as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Pu Hui and Heng Ye elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Spousal Consent Letter. Pursuant to spousal consent letter, the spouse of each shareholder of Pu Hui, if applicable, acknowledges that the equity interests in Pu Hui held by and registered in the name of her spouse will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the powers of attorney, and the loan agreement by and among Heng Ye, Pu Hui and the shareholder. The spouse of the shareholder undertakes not to make any assertions in connection with the equity interests in Pu Hui, and agrees to be bound by the afore-mentioned agreements if she receives any equity interests in Pu Hui.

Contractual Arrangements with Hui Min

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Heng Ye, our consolidated variable interest entity, Hui Min, and the shareholders of Hui Min.

Agreements that Provide Us with Effective Control over Hui Min

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Hui Min has pledged all of his or her equity interest in Hui Min to guarantee the shareholder’s and Hui Min’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Hui Min or any of its shareholders breaches their contractual obligations under these agreements, Heng Ye, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Hui Min in accordance with the law. Each of the shareholders of Hui Min agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Heng Ye. The equity interest pledge agreements remain effective until Hui Min and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Hui Min has irrevocably appointed Heng Ye to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Hui Min requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Hui Min, and appointing directors and executive officers. Heng Ye is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Heng Ye shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Hui Min. Each shareholder has waived all the rights which have been authorized to Heng Ye and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Hui Min

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Heng Ye and Hui Min, Heng Ye has the exclusive right to provide Hui Min with technical support, consulting services and other services. Without Heng Ye’s prior written consent, Hui Min agrees not to accept the same or any similar services provided by any third party. Heng Ye may designate other parties to provide services to Hui Min. Hui Min agrees to pay service fees on a monthly basis and at an amount determined by Heng Ye after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Heng Ye owns the intellectual property rights arising out of the performance of this agreement. In addition, Hui Min has granted Heng Ye an irrevocable and exclusive option to purchase any or all of the assets and businesses of Hui Min at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Heng Ye unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Hui Min

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Hui Min has irrevocably granted Heng Ye an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Hui Min. The purchase price is equal to the higher of the amount of loan extended by Heng Ye to each shareholder of Hui Min under the respective loan agreement or the minimum price required by PRC law. If Heng Ye exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Hui Min and each of its shareholders have agreed to appoint any persons designated by Heng Ye to act as Hui Min’s directors. Without Heng Ye’s prior written consent, Hui Min shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,544) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Hui Min have agreed that, without Heng Ye’s prior written consent, they will not dispose of their equity interests in Hui Min or create or allow any encumbrance on their equity interests. Moreover, without Heng Ye’s prior written consent, no dividend will be distributed to Hui Min’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Heng Ye. These agreements will remain effective until all equity interests of Hui Min held by its shareholders have been transferred or assigned to Heng Ye or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between Heng Ye and the shareholders of Hui Min, Heng Ye made loans in an aggregate amount of RMB200.0 million (US$29.1 million) to the shareholders of Hui Min for the capitalization of Hui Min. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Hui Min to Heng Ye or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Heng Ye. In the event that shareholders sell their equity interests to Heng Ye or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Heng Ye as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Hui Min and Heng Ye elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Spousal Consent Letters. Pursuant to the spousal consent letters, the spouse of each of the shareholders, if applicable, of Hui Min acknowledges that the equity interests in Hui Min held by and registered in the name of his or her spouse will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the powers of attorney, and the loan agreement by and among Heng Ye, Hui Min and his or her spouse. The spouses undertake not to make any assertions in connection with the equity interests in Hui Min, and agree to be bound by the afore-mentioned agreements if they receive any equity interests in Pu Hui.

In the opinion of Han Kun Law Offices, our PRC counsel:

•                  the ownership structures of our subsidiaries, Heng Ye and Heng Yu Da, and our variable interest entities, Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min, will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements relating to Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min, our variable interest entities, governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item. 3 Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us,” and “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.                                    Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising 3,485.2 square meters in Beijing, China. We have leased additional office spaces of 1,839.0 square meters in Chongqing, China. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in January 2022. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have three year terms. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.                                    Operating Results

Overview

We are a leading fintech company in China connecting investors and individual borrowers. We facilitated loans in an aggregate principal amount of approximately RMB112.5 billion (US$16.4 billion) and served 1,529,840 borrowers and 1,602,530 investors from our inception in March 2012 through December 31, 2018. Our online platform automates key aspects of our operations and enables us to efficiently match borrowers with investors and facilitate and execute loan transactions. Our borrowers come from a variety of channels, including online sources, such as the internet and our mobile applications, as well as offline sources, such as referrals from CreditEase’s nationwide service network. Our technology-driven platform provides a flexible, cost-efficient and time-saving solution to address their consumption needs.

Currently, all of our investors come from online channels. Our online marketplace provides investors with attractive returns with investment thresholds as low as RMB100 (US$14.5). Investors have the option to individually select specific loans to invest in or to use our automated investing tool that identifies and selects loans on the basis of a targeted return. With the aim of limiting losses to investors from borrower defaults, we also cooperate with insurance and guarantee companies to offer investors protection mechanisms. In addition, we provide investors with access to a liquid secondary market, giving them an opportunity to exit their investments before the underlying loans become due. We have started to enable independent third parties to promote and sell insurance products and mutual fund investment products to our investors on our platform so as to cater to various needs of our investors, including the growing needs of online wealth management services.

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

We utilize online channels and offline channels, such as CreditEase’s nationwide service network, for borrower acquisition. We attract a fast growing number of our borrowers through various online channels. In addition, CreditEase’s nationwide service network refers borrowers who fall within our target borrower group to our online marketplace. CreditEase charges us a fee for offline borrower acquisition services. For the three years starting 2016, the fee rate will be 6% of the loans facilitated to borrowers referred by CreditEase. After that, the fee rate may be adjusted on a yearly basis based on commercial negotiation, and after taking into consideration the costs to CreditEase for providing such services and with reference to market rates. Currently, referrals from CreditEase’s nationwide service network account for a majority of our borrowers and loan volume. In 2016, 2017 and 2018, 42.5%, 27.1% and 28.2% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 62.0%, 45.6% and 41.1% of the total amount of loans facilitated through our marketplace, respectively. As we acquire more borrowers, the volume of loans facilitated over our marketplace is expected to continue to increase.

Furthermore, our fee collection schedules from borrowers differ depending on the channels in which the borrowers are acquired. Borrowers acquired from online channels typically only pay a portion of the transaction fee upfront, with the remainder on a monthly basis over the term of the loan while transaction fees are collected upfront from borrowers acquired through offline channels. As a result, for each risk grade, the overall fee for the lifetime of a loan charged to a borrower acquired from online channels is generally higher than that charged to a borrower acquired from offline channels. Given revenues are currently recognized at the time when the transaction fees are collected, the combination of loans facilitated by channel during a specific period may have an impact on our revenues and results of operations.

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

Prior to May 2018, we operated a quality assurance program for investor protection purposes. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” The funding and operation of quality assurance program may have a material impact on our financial condition. In particular, a significant increase in our expected quality assurance program net payouts would have a negative impact on our net revenues and net income. Our ability to assess the expected quality assurance program net payouts depends on our ability to manage and forecast the performance, or the charge-off rates, of the loans facilitated through our marketplace. Our financial condition is no longer subject to the foregoing impact after we discontinued the operation of the quality assurance program and transferred all our liabilities associated with the quality assurance program to a third-party guarantee company at fair value in May 2018.

In addition, we cooperated with a bank to furnish borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to replenish such deposit from time to time so that the amount of guarantee deposits met a certain percentage of the related outstanding loan. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. At the inception of each loan, we recognize a liability from guarantee and a deduction of net revenue at the fair value of the quality assurance program, which is the present value of the expected guarantee net payouts incorporating a service markup margin. When we make actual net payouts from the guarantee in the event of default of loans, such net payouts are recorded as a reduction of the liability from guarantee. When our contingent liability exceeds our stand-ready liability, the difference is recorded as additional liability from guarantee and expensed in our financial statements. As a result, a significant increase in our expected guarantee net payouts may have a negative impact on our net income.

Product Mix and Pricing

Our ability to maintain profitability largely depends on our ability to continually optimize our product mix and to accurately price the loans facilitated through our platform. As part of our efforts to introduce risk-based pricing, we have developed four different segments in our previous pricing grid, and starting May 1, 2017, we have adopted, an upgraded risk grid with five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. The expected net charge off rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.” In response to market competition or further developments, we may spend more effort promoting certain loan products, manage the growth in volume of other loan products, introduce new products with new risk grades or adjust the pricing of our existing products. In addition, we used to offer investor protection service in the form of a quality assurance program to cover potential defaults, and the product mix also had a significant impact on our liabilities from quality assurance program, given the different levels of default risk associated with the different risk grades. Any material change in the product mix could have a significant impact on our profitability and net income margin.

Ability to Innovate

Our success to date has depended on, and our future success will depend in part on, successfully meeting borrower and investor demand with new and innovative loan and investment products. We have made and intend to continue to make efforts to develop loan and investment products for borrowers and investors. We constantly evaluate the popularity of our existing product offerings and develop new products and services that cater to the ever evolving needs of our borrowers and investors. Over time we will continue to expand our offerings by introducing new products. From the borrower perspective, we will continue to develop tailored credit products to meet the specific needs of our target borrowers. We plan to expand our ability to implement risk-based pricing by developing more risk grades to optimize loans based on individual credit criteria, enabling us to facilitate customized loans tailored to individual borrowers’ specific credit profiles. See “—C. Research and Development.” Failure to continue to successfully develop and offer innovative products and for such products to gain broad customer acceptance could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.

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

Regulatory Environment in China

The regulatory environment for the online lending information intermediary service industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of the online lending information intermediary service industry in China, although PRC government has issued certain guidelines, regulations and rules to regulate and support the development of the online lending information intermediary service industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Recently, PRC government has issued several rules and regulations, aiming to enhance the regulation of online lending information intermediary service industry in China. These rules and regulations has limited and adversely affected our business growth in terms of, among other things, our business scale, number of users, loan facilitation amount and outstanding loan balance while causing us to incur additional compliance costs. Both number of borrowers and loan volume facilitated through our marketplace decreased in 2018. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these events could also provide new product and market opportunities. We will continue to diversify funding sources, expand our loan product mix and enhance our risk management to support our business growth.

Loan Performance Data

Delinquency Rates

We define the delinquency rates as the balance of principal and interest for loans unpaid by borrowers that were 15 to 29, 30 to 59, 60 to 89, 90 to 179, 180 to 359, and 360 and over 360 calendar days past due as of the end of the period as a percentage of the total unpaid balance of principal and interest for the relevant group of loans. The following tables provide our delinquency rates for all loans and by channel as of December 31, 2016, 2017 and 2018:

	Delinquent for
	15-29 days	30-59 days	60-89 days	90-179 days(1)	180-359 days(1)	360 days and above(1)
All Loans
December 31, 2016	0.4%	0.7%	0.6%	1.3%	1.7%	1.5%
December 31, 2017	0.8%	0.9%	0.7%	1.5%	1.9%	2.9%
December 31, 2018	1.0%	1.9%	1.8%	4.0%	6.5%	7.7%

Online Channels
December 31, 2016	0.6%	1.0%	0.8%	1.6%	2.1%	2.1%
December 31, 2017	1.2%	1.2%	0.9%	1.8%	2.0%	2.7%
December 31, 2018	1.2%	2.4%	2.2%	5.1%	8.3%	8.1%

Offline Channels
December 31, 2016	0.4%	0.6%	0.4%	1.1%	1.4%	1.2%
December 31, 2017	0.5%	0.7%	0.5%	1.2%	1.8%	3.0%
December 31, 2018	0.8%	1.4%	1.3%	2.9%	4.7%	7.4%

(1)         Loans that are delinquent for more than 89 days are counted towards the M3+ Net Charge-off Rates. See “—M3+ Net Charge-off Rates.”

M3+ Net Charge-off Rates

We currently define M3+ Net Charge-off Rate, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage. As this definition is different from the one used in the past, we have applied the change retroactively to all the historical periods. The following chart and table display the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2018, by vintage, for loan products facilitated through our online marketplace for each of the months shown for all loans:

	Month on Book
Vintage	4th	7th	10th	13th	16th	19th	22nd	25th	28th	31st	34th
	(%)
2013Q1	1.9	3.2	3.1	2.3	2.0	0.9	0.5	0.5	0.4	0.4	0.4
2013Q2	1.8	3.6	4.5	5.9	6.4	7.4	6.1	7.0	7.5	7.5	7.8
2013Q3	0.5	2.8	4.2	5.5	6.1	6.5	7.1	7.1	7.0	6.9	6.9
2013Q4	0.7	3.4	4.8	6.2	6.8	7.5	8.3	8.3	8.2	8.5	8.3
2014Q1	1.0	4.2	6.1	7.0	8.4	9.3	9.8	9.7	9.9	9.8	9.5
2014Q2	0.5	1.8	2.6	3.8	4.3	4.6	4.6	4.7	4.7	4.7	4.8
2014Q3	0.2	0.8	2.0	2.8	3.3	3.7	4.0	4.2	4.2	4.1	4.1
2014Q4	0.3	1.5	2.7	3.5	4.1	4.6	5.1	5.2	5.2	5.3	5.3
2015Q1	0.6	2.7	4.4	5.8	7.1	8.2	9.1	9.6	9.9	10.2	10.3
2015Q2	0.5	2.1	3.7	5.3	6.6	7.7	8.6	9.2	9.6	9.8	10.1
2015Q3	0.2	1.6	3.4	4.9	6.4	7.4	8.1	8.6	9.1	9.5	9.8
2015Q4	0.2	1.6	3.2	4.9	6.2	7.2	8.0	8.7	9.4	10.0	10.4
2016Q1	0.2	1.3	2.9	4.3	5.4	6.4	7.2	8.1	8.9	9.5	—
2016Q2	0.2	1.7	3.4	4.9	6.1	7.1	8.3	9.4	10.1	—	—
2016Q3	0.1	1.5	3.2	4.6	6.0	7.5	9.0	9.9	—	—	—
2016Q4	0.2	1.5	3.0	4.6	6.4	8.2	9.3	—	—	—	—
2017Q1	0.2	1.4	3.2	5.4	7.6	9.1	—	—	—	—	—
2017Q2	0.3	2.0	4.7	7.5	9.4	—	—	—	—	—	—
2017Q3	0.4	3.0	6.5	9.2	—	—	—	—	—	—	—
2017Q4	0.6	4.2	7.4	—	—	—	—	—	—	—	—
2018Q1	0.5	3.1	—	—	—	—	—	—	—	—	—
2018Q2	0.6	—	—	—	—	—	—	—	—	—	—

The following charts display the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2018, by vintage, for loan products facilitated through our online marketplace for each of the months shown for loans generated from our online and offline channels, respectively:

Prior to the second quarter of 2017, we had four segments of loans in our then in-effect pricing grid, which we refer to as Grade A, Grade B, Grade C and Grade D loans. In the second quarter of 2017, we launched our current credit scoring system, the Yiren score, which can be used to more accurately characterize borrower’s credit profile. We have also decided to adopt, starting May 1, 2017, an upgraded risk grid with five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. The expected M3+ Net Charge-off Rates and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

The following table provides the amount of loans generated through our platform during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rate data as of December 31, 2018 for the loans facilitated during each of the periods presented by risk grade.

Period	Risk grade	Amount of loans facilitated during the period		Accumulated M3+ Net Charge-off as of December 31, 2018	Net Charge- off Rate as of December 31, 2018
		(in RMB thousands)%		(in RMB thousands)%
2016	I	497,220	2.4	20,336	4.1
	II	3,137,889	15.4	170,796	5.4
	III	3,763,081	18.5	266,983	7.1
	IV	5,183,233	25.4	468,372	9.0
	V	7,799,180	38.3	1,171,998	15.0
	Total	20,380,603	100.0	2,098,485	10.3
2017	I	2,701,162	6.5	111,688	4.1
	II	9,079,647	21.9	749,174	8.3
	III	10,611,451	25.6	1,211,262	11.4
	IV	10,263,135	24.8	1,285,630	12.5
	V	8,750,663	21.2	1,166,265	13.3
	Total	41,406,058	100.0	4,524,019	10.9
2018	I	4,004,135	10.4	45,778	1.1
	II	11,390,441	29.5	260,898	2.3
	III	11,230,283	29.1	340,428	3.0
	IV	8,174,933	21.2	385,731	4.7
	V	3,806,481	9.8	273,467	7.2
	Total	38,606,273	100.0	1,306,302	3.4

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

Our business and financial performance depend on our ability to manage and forecast net charge-off rates. However, given our limited operating history, we have limited information on historical charge-off rates, and as a result, we may not be able to conduct an accurate charge-off forecast for our target borrower group. In addition, due to the uncertainty of industry regulations, we expect borrower credit performance may volatile in foreseeable future, which may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions. See “Item 4. Information on the Company—B. Business Overview—Risk Management.”

Selected Statements of Operations Items

Net Revenues

Our revenues consist of revenues from loan facilitation services, post-origination services, account management services and others. The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Loan facilitation services	3,133,423	96.8	5,226,691	94.3	3,413,052	496,408	60.7
Post-origination services	84,154	2.6	187,216	3.4	290,728	42,285	5.2
Account management services	—	—	—	—	1,625,461	236,413	28.9
Others	20,414	0.6	129,443	2.3	291,487	42,395	5.2
Total net revenues	3,237,991	100.0	5,543,350	100.0	5,620,728	817,501	100.0

Before our adoption of ASU 2014-09, “Revenue from contracts with Customers” (Topic 606) on January 1, 2018, we considered the loan facilitation services, the quality assurance program and post-origination services as a multiple deliverable revenue arrangement. All non-contingent fees, including mainly the transaction fees charged to borrowers and the service fees charged to investors, are allocated among these three elements. To the extent applicable, the total non-contingent fees are allocated first the amount equal to the fair value of the stand-ready liability from the quality assurance program as discussed under “—Critical Accounting Policies, Judgments and Estimates—Liabilities from Quality Assurance Program,” and then allocated between loan facilitation services and post-origination services based on their relative estimated selling prices. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition.”

We adopted ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606) and all subsequent ASUs that modified Topic 606 on January 1, 2018 using the modified retrospective method. We recognized the cumulative effect of applying the new revenue standard as an adjustment to the beginning balance of retained earnings. The comparative information is not restated and continues to be reported under the accounting standards in effect for the period presented. Under Topic 606, both investors and borrowers are regarded as our customers. The ability and intention of both borrowers and investors to pay the service fees is assessed to be probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. We consider the loan facilitation services, quality assurance program for periods prior to May 2018, and post-origination services as three separate services of which the quality assurance program is accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract. The transaction price of loan facilitation service and post-origination service to be the service fees chargeable from the borrowers, net of value-added tax. The transaction price includes variable consideration in the form of prepayment risk of the borrowers. We first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, and the remaining considerations are allocated to the loan facilitation services and post origination services using their relative standalone selling prices, which is estimated using expected cost plus margin approach.

Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services, if any, are recognized through performance of the guarantees (by making payments for defaults) or at the expiry of the guarantee term.

Under Topic 606, the transaction price of account management service is the management fee charged to investors monthly as the excess of actual return over the expected return. The service fees derived from investors using the automated investment tool are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period.

Transaction fees. We charge borrowers transaction fees for the work we perform through our platform in connecting borrowers with investors and for facilitating loan transactions, which are recognized as loan facilitation service and post-origination service revenue. The amount of the transaction fee charged is based upon the pricing and amount of the underlying loan.

Yiren scores, our current credit scoring system that was adopted on May 1, 2017, have five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. The expected net charge off rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

The transaction fee rate that we charge borrowers varies depending on the risk grade of the loan facilitated. For loans within the same risk grade, the transaction fee rate also varies depending on the term of the loan and repayment schedule. The rate for transaction fees we charge borrowers is a component of the total cost of borrowing for borrowers, with the other component being the fixed interest rate to investors and fees related to the credit assurance program or insurance charges from PICC after May 2018 for each risk grade. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

The following table presents the risk grades with the corresponding Yiren scores, the expected M3+ Net Charge-off Rate, the current annualized interest rate and the average transaction fee rate:

Risk Grade	Yiren Scores	Expected M3+ Net Charge- off Rate	Annualized Interest Rate (1)	Average Transaction Fee Rate Covered by QAP (2)	Average Transaction Fee Rate Covered by CAP and Surety Insurance (2)
I	790+	<3.0%	10.0-12.0%	23.0%	13.3%
II	750-<790	3.0% - 5.0%	10.0-12.0%	29.5%	18.4%
III	720-<750	5.0% - 7.0%	10.0-12.0%	33.8%	18.9%
IV	690-<720	7.0% - 9.0%	10.0-12.0%	34.2%	18.0%
V	640-<690	9.0% - 13.0%	10.0-12.0%	35.4%	13.1%

(1)   The annualized interest rate that borrowers pay to investors varies from 10.0% to 12.0%, depending on the term of the loan.

(2)   Under our previous quality assurance program, the transaction fee rate is calculated as the total transaction fee (excluding interests but including the fee we charge for our services associated with the quality assurance program) that borrowers should pay for the entire life of the loan, divided by the total amount of principal. In January 2018, we began to cooperate with insurance and guarantee companies while discontinuing the operation of the quality assurance program in May 2018, insurance premium and guarantee fees charged by insurance and guarantee companies are excluded in the calculation of transaction fee rate. The average transaction fee rate presented in the table above is the weighted average of the transaction fee rates for loans falling under the same risk grade, but with different tenures and repayment schedules.

In 2016, 2017 and 2018, our weighted average transaction fee rate was 23.6%, 20.2% and 14.7%, respectively. The decrease in the weighted average transaction fee rate from 2016 to 2017 was primarily due to shorter weighted average tenor of loans facilitated on our platform in 2017. The decrease in the weighted average transaction fee rate from 2017 to 2018 was primarily due to the discontinuation of quality assurance program and thus we no longer provide the related services, for which we used to charge fees.

We have and will continue to implement tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace. In addition, Beijing Rectification Office issued a Notice on January 24, 2019 requiring online lending intermediaries to continue to reduce its business scale and number of borrowers and lenders during the administrative verification period. In order to prepare us for more sustainable growth in the long run and to comply with the laws, rules and regulations relating to the online lending information intermediary service industry, we expect that transaction fees will be stable in the foreseeable future.

Monthly management fees. We charge investors monthly management fee for using the automated investing tool and the self-directed investing tool, which is recognized as account management services revenue. The monthly management fee for using the automated investing tool is the difference between the interest rates on the underlying loans which range from 10.0% and 12.0%, and the targeted returns offered to investors which are up to 10.3%. The monthly management fee for using the self-directed investing tool is equal to 10% of the interest that investors receive, which ranges from 10.0% to 12.0%. The service fees charged to investors for the automated investing tool or self-directed investing tool are collected on a monthly basis through the investment period. In 2018, more than 99% of investors made investments on our marketplace using the automated investing tool. We expect that service fees will increase in the foreseeable future, as our business further grows and we develop and introduce new services and investing tools to investors.

Others. We also charge other fees contingent on future events, such as penalty fee for loan prepayment or late payment, one-time fees for transferring loans over our secondary loan market and other service fees. Penalty fee for late payment is charged to borrowers as a certain percentage of the past due amount and penalty fee for prepayment is charged to borrowers as a certain percentage of interest over the prepaid amount of loan principal.

Operating Costs and Expenses

Our operating costs and expenses consist of sales and marketing expenses, origination and servicing expenses, general and administrative expenses, provision for contingent liability and allowance for contract assets. The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of our total operating costs and expenses, for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing	1,571,038	73.0	2,921,236	75.6	2,525,876	367,373	52.8
Origination and servicing	180,076	8.4	417,882	10.8	644,303	93,710	13.5
General and administrative	320,848	14.8	483,796	12.5	525,094	76,372	11.0
Provision for contingent liability	81,263	3.8	43,049	1.1	419,581	61,025	8.8
Allowance for contract assets	—	—	—	—	667,846	97,135	13.9
Total operating costs and expenses	2,153,225	100.0	3,865,963	100.0	4,782,700	695,615	100.0

Sales and marketing expenses. Sales and marketing expenses consist primarily of variable marketing expenses, including those related to borrower and investor acquisition and retention and general brand and awareness building. Our user acquisition expenses include charges by third-party online channels for online marketing services such as search engine marketing and search engine optimization, and referral fees charged by CreditEase relating to offline borrower and investor acquisition. Our user acquisition expenses represent the primary costs that are associated with our loan facilitation services.

The following table presents the breakdown of sales and marketing expenses into those associated with user acquisition through online and offline channels and general brand promotion, both in absolute amount and as a percentage of total sales and marketing expenses, during the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
User acquisition through online channels	818,077	52.1	1,908,030	65.3	1,516,179	220,518	60.1
User acquisition through offline channels(1)	722,978	46.0	991,976	34.0	981,002	142,681	38.8
General brand promotion	29,983	1.9	21,230	0.7	28,695	4,174	1.1
Total sales and marketing expenses	1,571,038	100.0	2,921,236	100.0	2,525,876	367,373	100.0

(1)   Sales and marketing expenses associated with user acquisition through offline channels consist solely of referral fees paid to CreditEase for borrower and investor referrals.

Despite the decrease in sales and marketing expenses in 2018, compared to 2017, we expect that our overall sales and marketing expenses will increase, and our brand promotion expenses will also increase, in absolute amount in the foreseeable future as we further develop our business. In particular, on March 25, 2019, we entered into a set of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. Concurrently with the execution of foregoing definitive agreements and as a part of the contemplated transactions, we obtained control over Pu Hui and Hui Min through a series of contractual arrangements and started to consolidate their financial results since then. We can now obtain offline customers through Puhui’s nationwide service network. However, during the period of business realignment, sales and marketing expenses may increase as it takes time to integrate and improve efficiency of the combined business.

Origination and servicing expenses. Origination and servicing expenses consist primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection, associated with facilitating and servicing loans. We expect our origination and servicing expenses to increase in absolute amount in the foreseeable future as we further develop our business.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits related to technology, accounting and finance, business development, legal, human resources and other personnel. We expect our general and administrative expenses to continue to increase in absolute amount in the foreseeable future, as our business further grows and as we incur additional expenses relating to improving our internal controls, complying with Section 404 of the Sarbanes-Oxley Act and maintaining investor relations as a public company.

Provision for contingent liability. Provision for contingent liability represents the provision recognized in excess of stand-ready liability related to quality assurance program, prior to the discontinuation of our quality assurance program in May 2018.

Allowance for contract assets. Allowance for contract assets was the credit loss of contact assets recorded due to our adoption of the new revenue recognition standard, ASU 2014-09, “Revenue from contracts with Customers” (Topic 606), effective January 1, 2018.

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

China

Generally, our subsidiaries and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

	For the Year Ended December 31,
	2016		2017		2018(3)
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues(1)	3,237,991	100.0	5,543,350	100.0	5,620,728	817,501	100
Operating costs and expenses:
Sales and marketing	1,571,038	48.5	2,921,236	52.7	2,525,876	367,373	44.9
Origination and servicing	180,076	5.6	417,882	7.5	644,303	93,710	11.5
General and administrative	320,848	9.9	483,796	8.7	525,094	76,372	9.3
Provision for contingent liability	81,263	2.5	43,049	0.8	419,581	61,025	7.5
Allowance for contract assets	—	—	—	—	667,846	97,135	11.9
Total operating costs and expenses	(2,153,225)	(66.5)	(3,865,963)	(69.7)	(4,782,700)	(695,615)	(85.1)
Interest income, net	36,843	1.1	114,851	2.1	71,301	10,370	1.3
Fair value adjustments related to Consolidated ABFE(2)	(19,735)	(0.6)	(40,124)	(0.7)	246,284	35,821	4.4
Non-operating income, net	575	0.0	876	0.0	5,279	768	0.1
Income before provision for income taxes	1,102,449	34.0	1,752,990	31.7	1,160,892	168,845	20.7
Income tax benefit/(expense)	13,949	0.4	(381,207)	(6.9)	(194,287)	(28,258)	(3.5)
Net income	1,116,398	34.4	1,371,783	24.8	966,605	140,587	17.2

(1)   Net revenues are broken down as follows:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Loan facilitation services	3,133,423	96.8	5,226,691	94.3	3,413,052	496,408	60.7
Post-origination services	84,154	2.6	187,216	3.4	290,728	42,285	5.2
Account management services	—	—	—	—	1,625,461	236,413	28.9
Others	20,414	0.6	129,443	2.3	291,487	42,395	5.2

(2)   We consolidated Trust No. 1, Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan, CreditEase Wealth Consumer Credit Investment Fund, Trust No. 2, Zhong Yi Trust, Trust No. 3, Bohai Trust No. 1, Trust No. 4, Trust No. 5 and Yi Heng No. 1 Trust as a whole, which we refer to in this annual report collectively as “Consolidated Assets Backed Financing Entities” or the “Consolidated ABFE.” For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

(3)   Effective January 1, 2018, we adopted the new revenue recognition standard, ASU 2014-09, “Revenue from contracts with Customers” (Topic 606), using the modified retrospective method in accordance with U.S. GAAP. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while results for prior periods are not adjusted and continued to be reported in accordance with our historical accounting policy under Topic 605.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenues. Our net revenues increased from RMB5,543.4 million in 2017 to RMB5,620.7 million (US$817.5 million) in 2018. Effective January 1, 2018, we adopted the new revenue recognition standard, ASU 2014-09, “Revenue from contracts with Customers” (Topic 606), using the modified retrospective method in accordance with US GAAP. Using the prior revenue recognition policy, our net revenues in 2018 was RMB 4,564.5 million (US$663.9 million), due to the decrease in the volume of loans facilitated through our marketplace, which decreased from approximately RMB41,406.1 million in 2017 to RMB38,606.3 million (US$5,615.0 million) in 2018. Both number of borrowers and loan volume facilitated through our marketplace decreased in 2018 as we implement tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace. In addition, we have reduced our business scale and number of borrowers and investors to ensure the compliance with Circular 175.

Operating costs and expenses. Our total operating costs and expenses increased from RMB3,866.0 million in 2017 to RMB4,782.7 million (US$695.6 million) in 2018, primarily attributable to the increase in provision for contingent liability and allowance for contract assets.

•                  Sales and marketing expenses. Our sales and marketing expenses decreased from RMB2,921.2 million in 2017 to RMB2,525.9 million (US$367.4 million) in 2018. The decrease was primarily due to the decrease in the volume of loans facilitated through our marketplace and the increased marketing efficiencies. Our sales and marketing expenses as a percentage of our total revenues decreased from 52.7% to 44.9% during the same period.

•                  Origination and servicing expenses. Our origination and servicing expenses increased from RMB417.9 million in 2017 to RMB644.3 million (US$93.7 million) in 2018. Our origination and servicing expenses as a percentage of our total revenues increased from 7.5% to 11.5% during the same period, primarily attributable to our enhanced collection efforts and a decline in loan facilitation volume.

•                  General and administrative expenses. Our general and administrative expenses increased from RMB483.8 million in 2017 to RMB525.1 million (US$76.4 million) in 2018, primarily due to the increase in research and development expenses. Our general and administrative expenses as a percentage of our total revenues increased from 8.7% to 9.3% during the same period.

•                  Provision for contingent liability. We made provision for contingent liabilities of quality assurance program, which increased from RMB43.0 million in 2017 to RMB419.6 million (US$61.0 million) in 2018, primarily due to volatility of credit risk in the industry since December 2017.

•                  Allowance for contract assets. We made allowance for contract assets in 2018 due to the adoption of the new revenue recognition standard, ASU 2014-09, “Revenue from contracts with Customers” (Topic 606).

Interest income, net. Our interest income, net decreased from RMB114.9 million in 2017 to RMB71.3 million (US$10.4 million) in 2018, primarily due to an increase in interest expenses associated with our long-term borrowings, which were offset with our interest income.

Fair value adjustments related to Consolidated ABFE. Our fair value adjustments increased from a fair value loss of RMB40.1 million in 2017 to a fair value gain of RMB246.3 million (US$35.8 million) in 2018, primarily due to the direct investment in trusts.

Income tax expense. Our income tax expense decreased from RMB381.2 million in 2017 to of RMB194.3 million (US$28.3 million) in 2018, which was mainly due to the decrease of the taxable income.

Net income/(loss). As a result of the foregoing, our net income decreased from RMB1,371.8 million in 2017 to RMB966.6 million (US$140.6 million) in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net revenues. Our net revenues increased from RMB3,238.0 million in 2016 to RMB5,543.4 million in 2017, primarily due to the substantial increase in the volume of loans facilitated through our marketplace, which increased from approximately RMB20,486.1 million in 2016 to RMB41,406.1 million in 2017. The increase in the volume of loans facilitated through our marketplace was driven by a substantial increase in the number of borrowers from 321,019 in 2016 to 649,154 in 2017. The increase of net revenues was also, to a less extent, attributable to the increased service fees billed to investors and increased monthly fees billed to borrowers as our remaining loan balance continued to expand.

Operating costs and expenses. Our total operating costs and expenses increased from RMB2,153.2 million in 2016 to RMB3,866.0 million in 2017, primarily attributable to the increase in sales and marketing expenses.

•                  Sales and marketing expenses. Our sales and marketing expenses increased from RMB1,571.0 million in 2016 to RMB2,921.2 million in 2017. The increase was primarily due to the increase in expenses associated with our continued user acquisition efforts. The increases in sales and marketing expenses were primarily due to an increase in expenses associated with our continued user acquisition efforts. Our sales and marketing expenses as a percentage of our total revenues increased slightly from 48.5% to 52.7% during the same period.

•                  Origination and servicing expenses. Our origination and servicing expenses increased from RMB180.1 million in 2016 to RMB417.9 million in 2017, in line with the substantial increase in the volume of loans facilitated through our marketplace. Our origination and servicing expenses as a percentage of our total revenues increased from 5.6% to 7.5% during the same period, primarily attributable to our enhanced collection efforts.

•                  General and administrative expenses. Our general and administrative expenses increased by 50.8% from RMB320.8 million in 2016 to RMB483.8 million in 2017, primarily due to the increase in salaries and benefits paid to our general and administrative personnel. Our general and administrative expenses as a percentage of our total revenues decreased from 9.9% to 8.7% during the same period, primarily due to our improved operational efficiency and leverage.

•                  Provision for contingent liability. We made provision for contingent liabilities of quality assurance program, which decreased from RMB81.3 million in 2016 to RMB43.0 million in 2017, primarily due to a fraud incident detected by us in July 2016.

Interest income. Our interest income increased from RMB36.8 million in 2016 to RMB114.9 million in 2017, primarily attributable to the increase in the purchase of available-for-sale investments and held-to-maturity investments.

Fair value adjustments related to Consolidated ABFE. Our fair value loss increased from RMB19.7 million in 2016 to RMB40.1 million in 2017, primarily due to the establishment of new trusts.

Income tax expense. Our income tax expense was RMB381.2 million in 2017, as compared to a tax credit RMB13.9 million in 2016, which was mainly because Heng Ye enjoyed an exemption of enterprise income tax for 2016 but was subject to enterprise income tax at the rate of 12.5% in 2017.

Net income/(loss). As a result of the foregoing, our net income increased from RMB1,116.4 million in 2016 to RMB1,371.8 million in 2017.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our audited consolidated balance sheets as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	968,225	1,857,175	2,028,748	295,069
Restricted cash	1,218,286	1,805,693	102,163	14,859
Contract assets, net	—	—	1,891,438	275,098
Prepaid expenses and other assets	466,763	1,068,990	729,296	106,073
Loans at fair value	371,033	791,681	1,075,097	156,366
Available-for-sale investments	1,158,000	963,253	832,465	121,077
Deferred tax assets	436,402	801,089	184,136	26,781
Total assets	4,783,388	7,518,664	7,519,026	1,093,596
Liabilities:
Liabilities from quality assurance program and guarantee	1,471,000	2,793,948	9,950	1,447
Payable to investors at fair value	418,686	113,445	7,693	1,119
Accrued expenses and other liabilities	564,165	1,296,650	1,088,372	158,296
Deferred tax liabilities	—	11,277	502,903	73,144
Total liabilities	2,643,469	4,548,611	2,398,115	348,790
Total equity	2,139,919	2,970,053	5,120,911	744,806
Total liabilities and equity	4,783,388	7,518,664	7,519,026	1,093,596

Cash and Cash Equivalents

Our cash and cash equivalents increased by 91.8% from RMB968.2 million as of December 31, 2016 to RMB1,857.2 million as of December 31, 2017, primarily due to strong cash inflow from operating activities, and further increased by 9.2% to RMB2,028.7 million (US$295.1 million) as of December 31, 2018, primarily due to the redemption of investments.

Restricted Cash

Restricted cash included (i) cash in quality assurance program and guarantee which is managed by us through restricted bank accounts, and (ii) cash held by the Consolidated ABFE through segregated bank accounts which is not available to fund our general liquidity needs. The following table sets forth a breakdown of our restricted cash as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance program	1,114,805	1,701,454	—	—
Consolidated ABFE	103,481	82,990	68,623	9,981
Guarantee deposit	—	21,249	33,540	4,878
Total restricted cash	1,218,286	1,805,693	102,163	14,859

Restricted cash increased by 48.2% from RMB1,218.3 million as of December 31, 2016 to RMB1,805.7 million as of December 31, 2017, primarily due to the cash we set aside in the quality assurance program, which was partially offset by net payouts from the quality assurance program upon occurrence of default.

Restricted cash decreased by 94.3% from RMB1,805.7 million as of December 31, 2017 to RMB102.2 million (US$14.9million) as of December 31, 2018, primarily due to the discontinuation of quality assurance program and thus the transfer of the guarantee liability related to the quality assurance program to a third-party guarantee company in May 2018.

Contract assets, net

We recognized contract assets in 2018 due to the adoption of the new revenue recognition standard, ASU 2014-09, “Revenue from contracts with Customers” (Topic 606). As of December 31, 2018, contract assets was RMB2,425.7 million (US$352.8 million), net of allowance of RMB534.3 million (US$77.7 million).

Prepaid Expenses and Other Assets

The following table sets forth a breakdown of our prepaid expenses and other assets as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Prepaid Expenses and Other Assets:
Funds receivable from external payment network providers	306,758	855,363	295,032	42,911
Loans to third parties	—	—	172,071	25,027
Funds receivable from insurance and guarantee companies	—	—	141,323	20,555
Prepaid VAT and surcharge tax	86,767	162,996	45,872	6,672
Tax refund receivable	47,338	—	—	—
Prepaid expense	10,540	23,447	31,612	4,598
Others	15,360	27,184	43,386	6,310
Total prepaid expenses and other assets	466,763	1,068,990	729,296	106,073

Prepaid expenses and other assets increased by 129.0% from RMB466.8 million as of December 31, 2016 to RMB1,069.0 million as of December 31, 2017, and then decreased by 31.8% to RMB729.3 million (US$106.1 million) as of December 31, 2018. The decrease was primarily due to the change in funds receivable from external payment network providers, loans to third parties and funds receivable from insurance and guarantee companies. Funds receivable from external payment network providers mainly represent accumulated amounts of transaction fees and service fees. Loans to third parties represent the remaining outstanding balance of loans to an asset management company and a third-party guarantee company. Funds receivable from insurance and guarantee companies represent deposits made to the insurance and guarantee companies’ accounts associated with the credit assurance program and PICC’s surety insurance program.

Loans at Fair Value

Loans at fair value represented the fair value of loans invested by the Consolidated ABFE, which increased by 113.4% from RMB371.0 million as of December 31, 2016 to RMB791.7 million as of December 31, 2017, and then increased by 35.8% to RMB1,075.1 million (US$156.4 million) as of December 31, 2018, primarily due to the establishment of new trusts.

Available-for-sale Investments

Available-for-sale investments primarily included debt securities which can be redeemed on a T+1 basis or upon maturity.

Deferred Tax Assets

Deferred tax assets increased by 83.6% from RMB436.4 million as of December 31, 2016 to RMB801.1 million as of December 31, 2017, primarily due to the increase in liabilities from quality assurance program and guarantee.

Deferred tax assets decreased RMB801.1 million as of December 31, 2017 to RMB184.1 million (US$26.8 million) as of December 31, 2018, primarily due to the discontinuation of quality assurance program and thus the transfer of the guarantee liability related to the quality assurance program to a third-party guarantee company in May 2018. As a result, guarantee liability was derecognized and the deferred tax assets associated with the guarantee liability was reversed accordingly.

Liabilities from Quality Assurance Program and Guarantee

Liabilities from quality assurance program and guarantee increased by 89.9% from RMB1,471.0 million as of December 31, 2016 to RMB2,793.9 million as of December 31, 2017, primarily due to the significant increase in the volume of loans facilitated through our marketplace.

Liabilities from quality assurance program and guarantee decreased by 99.6% from RMB2,793.9 million as of December 31, 2017 to RMB10.0 million (US$1.4 million) as of December 31, 2018, primarily due to the discontinuation of quality assurance program and thus the transfer of the guarantee liability related to the quality assurance program to a third-party guarantee company in May 2018.

Payable to Investors at Fair Value

Payable to investors at fair value represented the amount payable by the Consolidated ABFE to its investors, which decreased by 72.9% from RMB418.7 million as of December 31, 2016 to RMB113.4 million as of December 31, 2017, and further decreased to RMB7.7 million (US$1.1 million) as of December 31, 2018, primarily due to our direct investment in trusts, which were eliminated on our consolidated financial statements.

Accrued Expenses and Other Liabilities

The following table sets forth a breakdown of our accrued expenses and other liabilities as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Accrued Expenses and Other Liabilities:
Accrued payroll and welfare	35,470	56,730	52,130	7,582
Tax payable	406,698	785,217	213,282	31,021
Accrued customer incentives	54,731	197,816	205,072	29,826
Accrued advertisement expense	55,463	169,827	130,203	18,937
Payable to investor of beneficiary rights under repurchase agreement	—	50,000	22,624	3,290
Long-term borrowings	—	—	192,419	27,986
Funds collected on behalf of third-party guarantee companies	—	—	231,467	33,665
Others	11,803	37,060	41,175	5,989
Total accrued expenses and other liabilities	564,165	1,296,650	1,088,372	158,296

Accrued expenses and other liabilities increased by 129.8% from RMB564.2 million as of December 31, 2016 to RMB1,296.7 million as of December 31, 2017, and then decreased to RMB1,088.4 million (US$158.3 million) as of December 31, 2018, primarily due to the change in tax payable as a result of the accumulated effect of deferred tax assets related to liabilities from quality assurance program and guarantee.

Deferred Tax Liabilities

Deferred tax liabilities increased from RMB11.3 million as of December 31, 2017 to RMB502.9 million (US$73.1 million) as of December 31, 2018, primarily due to the increase in contract assets and contract cost.

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

We conduct our online consumer finance marketplace business in China through our PRC subsidiaries, Heng Ye and Heng Yu Da, and our consolidated variable interest entities, Heng Cheng and Yi Ren Wealth Management. Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we conduct our online operations in China through a series of contractual arrangements entered into between Heng Ye and Heng Cheng and its shareholders and a series of contractual arrangements entered into between Heng Yu Da, Yi Ren Wealth Management and its shareholders. Heng Cheng operates our website www.yirendai.com. Yi Ren Wealth Management operates our wealth management mobile application, which serves as an online portal for investment products, including the loan products offered by us as well as other investment products offered by third party providers. Most of our revenues, costs and expenses directly related to loan facilitation and servicing in China are generated through Heng Cheng and Yi Ren Wealth Management. As a result of the contractual arrangements, we have the ability to direct the activities of Heng Cheng and Yi Ren Wealth Management that most significantly impact their economic performance, and to obtain a majority of the residual returns of Heng Cheng and Yi Ren Wealth Management. We are considered the primary beneficiary of Heng Cheng and Yi Ren Wealth Management, and accordingly the entities are our variable interest entities under U.S. GAAP and we consolidate their results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Heng Cheng and Yi Ren Wealth Management might preclude us from consolidating the entities in the future.

As part of our strategy to expand our investor base from individual investors to institutional investors, we established a business relationship with certain trusts or ABS plan which were administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by us on our platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers.

We provide loan facilitation and post-origination services to the trusts. We also have power to direct the activities that have most significant impact on the economic performance of the ABFE by providing the loan servicing and default loan collection services of the trusts.

Through the transaction fees charged, guarantee deposit, and direct investment, We have the right to receive benefits or bear losses from the ABFE that could potentially be significant to the ABFE. We provide certain level of guarantee in the form of a security fund in the amount of 6% of the total loan principal to the Trust No.1 to protect the trust beneficiaries. The guarantee provided is considered variable consideration held by us. We hold significant variable interest in Trust No. 1 through the transaction fee charged and guarantee provided in the form of security deposit, and hold significant variable interest in Trust No. 2 through the transaction fee charged. We also hold significant variable interest in other ABFE through direct investment.

Accordingly, we are considered the primary beneficiary of the ABFE and has consolidated the ABFE’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

The assets of the ABFE are not available to our creditors. In addition, the investors of the ABFE have no recourse against our assets.

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

Revenue Recognition

We provide services as an online marketplace connecting borrowers and investors. The four major deliverables provided are loan facilitation services, quality assurance program for periods prior to May 2018, post-origination services (e.g. cash processing, collection and SMS services) and account management services (automated investing tool).

We have determined that we are not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on our platform.

We charge fees for facilitating loan originations, for the automated investing tool to investors opting for that service, and for monthly service (covering cash processing services, collection services and SMS services), while for those who do not opt for automated investing tool, we charge fees for facilitating loan originations and for monthly service (covering cash processing services, collection services and SMS services) (collectively as “non-contingent fees”). We also receive fees contingent on future events (e.g., penalty fee for loan prepayment and late payment, fee for transferring loans over the secondary loan market, and other service fees, etc.).

In order to be more competitive by providing a certain level of assurance to the investors, we historically reimburse the loan principal and interest to the investor in case of borrower’s default and then collect the amounts either from borrowers through our collection team or a guarantee company.

After August 2013, we introduced a guarantee arrangement with a guarantee company, under which the guarantee company provided guarantee service to the investors (“guarantee model”). The guarantee company charged the investors at a rate of 10% based on monthly interest on loans as servicing fee, which was collected by us on behalf of the guarantee company and not recorded as our revenue.

Starting from January 1, 2015, we launched an investor protection service in the form of a financial guarantee called the quality assurance program. If a loan originated on or after January 1, 2015 defaults, we guarantee the principal and accrued interest repayment of the defaulted loan up to the balance of the quality assurance program on a portfolio basis. The quality assurance program being set aside equals to a fixed percentage of the total loan facilitation amount. We reserve the right to revise the percentage upwards or downwards as a result of our continuing evaluation of factors such as market dynamics as well as our product lines, profitability and cash position.

In October 2016, we launched a new program named “Top-up Program” to facilitate a new loan for an existing qualified borrower with the termination of his prior loan. When a new loan contract is signed under “Top-up Program”, the previous loan contract is extinguished immediately. Top-up Program is a service provided to qualified borrowers to enhance customer experience and serve their lifelong credit needs. The fee structure of loans facilitated under the Top-up program is the same as other loan products except that we offer a credit of upfront fee of the existing loan to encourage the generation of the new loan. The new loan contract qualifies as a contract modification under ASC 606-10-25-10, and which was accounted as a prospective separate contract as it meets the requirements of ASC 606-10-25-12.

From August 2017 to December 2017, we cooperated with Zhejiang Chouzhou Commercial Bank (“Chouzhou Bank”) to furnish the borrower referral and facilitation services to Chouzhou Bank. We provided guarantee deposits to Chouzhou Bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. We also undertake to repay Chouzhou Bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to Chouzhou Bank, we will obtain the creditor’s rights in respect of the relevant default amount.

To ensure compliance with regulatory requirements, starting from January 2018, we entered into a three-year business agreement with PICC Property and Casualty Company Limited (“PICC”). Pursuant to the business agreement, PICC provides surety insurance for loans newly facilitated through our online marketplace with 12-month term and with an amount not exceeding RMB200,000 (approximately US$29,089).Under the arrangement, borrowers purchase surety insurance and pay insurance premium to the insurance company directly. The insurance company will reimburse the principal and expected interest to investors in the event of borrowers’ default within the agreed insurance policy. Since March 2018, we began to cooperate with guarantee companies to establish a credit assurance program. Under the credit assurance program, the guarantee companies either i) provide guarantee for loans facilitated through our online marketplace for the assurance that investors’ principal and interest would be repaid in the event of loan defaults, and can further obtain guarantee by purchasing credit insurance from PICC; or ii) set up and manage a reserve fund, using payments collected from borrowers directly, to compensate investors for their potential loss due to loan default up to the cash available in the fund. Subsequently in May 2018, we discontinued the operation of quality assurance program by transferring all liabilities associated with the quality assurance program to a third-party guarantee company at an estimated fair value. We no longer bears any guarantee obligations and therefore does not record any guarantee liability on its consolidated financial statement. Since then, loans facilitated on our platform are either covered by the credit assurance program operated by the guarantee companies or PICC’s surety insurance program.

Revenue recognition before adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)”

Multiple element revenue recognition

We consider the loan facilitation services, the quality assurance program and post-origination services as a multiple deliverable revenue arrangement. We have concluded that although it does not sell those services independently, all three deliverables have standalone value as others do sell them independently in the market and they have value to the customer independently. Thus, all non-contingent fees are allocated among these three deliverables. Under the guarantee model, the total fees are allocated based upon the relative selling price of the loan facilitation services and post origination services.

We allocate non-contingent fees to be received consistent with the guidance in ASC 605-25. It first allocates the amount equal to the fair value of the stand-ready liability from the quality assurance program. Then the remaining fees are allocated to the loan facilitation services and post-origination services using their relative estimated selling prices.

We did not recognize revenue for the quality assurance program, as we considered that netting the changes in the guarantee with the revenue was more representative of our obligation. No separate guarantee revenue or guarantee provision expense had been recognized in the Consolidated Statement of Operations.

We do not have vendor specific objective evidence (“VSOE”) of selling price for the loan facilitation services or post-origination services because we do not provide loan facilitation services or post-origination services separately.

For cash processing services, collection services and SMS services (all of which are part of the post-origination services), we use third-party evidence (“TPE”, which is the prices charged when sold separately by our service providers) as the basis of revenue allocation.

Although other vendors may sell these services separately, TPE of selling price of the loan facilitation services and automated investing tool services (part of post-origination services) does not exist as public information is not available regarding what our competitors may charge for those services. As a result, we generally use our best estimate of selling prices (“BESP”) of loan facilitation services and automated investing tool services as the basis of revenue allocation. In estimating our selling price for the loan facilitation services and automated investing tools services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

For each type of service, we recognize revenues when the following four revenue recognition criteria are met for each revenue type: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Collectability of fees

We either collect the entire amount of the loan facilitation fee upfront, or collect a portion upfront and the rest on a monthly basis over the term of the loan. The management fee charged to self-directed investors and the automated investing tool investors are collected on a monthly basis through the loan period. All the transaction fees charged before December 31, 2014 were guaranteed by Tian Da Xin An (Beijing) Guarantee Co., Ltd. (“Tian Da Xin An”), a guarantee company.

Starting from January 2015, the collection of transaction fee is no longer guaranteed by Tian Da Xin An. We evaluated the following factors for uncertainty of the collectability: (i) credit risk of the portfolio; (ii) prepayment risk; (iii) risk profile change from launching new products and (iv) macroeconomic cycle, etc. and concluded that the collectability could not be reasonably assured. Thus fees charged on a monthly basis are not recognized until collectability could be reasonably assured.

Revenue from loan facilitation services

Prior to the end of 2014, the aforementioned four criteria for revenue recognition were met upon completion of the loan facilitation services. We recognized 100% of the transaction fee as revenue and recorded no allowance for the uncollectible accounts, as all the transaction fees in relation to loans facilitated before December 31, 2014 were guaranteed by Tian Da Xin An. Starting from first quarter of 2015, we recognizes the cash received that is allocated to loan facilitation services as revenue upon completion of the related service. Cash received as upfront fees is allocated first to the quality assurance program and then to loan facilitation services and post-origination services based on their relative selling prices. For fees that are partially refundable to the borrowers, the revenue is not recognized until the fees become non-refundable.

Revenue from post-origination services

The fees collected upfront allocated to post-origination services are deferred and recognized over the period of the loan on a straight line basis.

Other revenue

Other revenue includes penalty fee for loan prepayment (for loans originated before December 31, 2014) and late payment, one-time fees for transferring loans over the secondary loan market, and commission fee received from other Fintech companies. The penalty fee, which are fees paid to the investors that are assigned to us by the investors, will be received as a certain percentage of past due amounts in case of late payment or a certain percentage of interest over the prepaid amount of loan principal in case of prepayment. We refer potential borrowers to other Fintech companies and charges them commission fee. Commission fee revenue is recognized when successful referral was completed by us.

Customer incentives

To expand our market presence, we provide cash incentives to investors from time to time. Each individual incentive program only lasts for a week or a few weeks. During the relevant incentive program period, we set certain thresholds for the investor to qualify to enjoy the cash incentive. When qualified investment is made, the cash payment is provided to the investor as a percentage of the investment amount. We also distributed interest plus coupons and renewal reward coupons to investors free of charge. The investors can utilize the interest plus coupons to increase the expected return of Yidingying product on the maturity date. If the investors choose to extend the investment period of the Yidingying product, the renewal reward coupons can be utilized to increase the expected return of Yidingying product for the extended investment period. The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of revenue in accordance with ASC subtopic 605-50.

We have established a membership reward program wherein investors can earn Yiren coins when purchase made on our platforms reached a certain amount. Yiren coins can be used in connection with subsequent purchases. The expiry dates of these Yiren coins vary based on different individual promotional programs, which are generally ranged from one and a half years to two and a half years period. We accrue liabilities for the estimated value of the Yiren coins that are expected to be used, which are based on all outstanding Yiren coins related to prior purchases at the end of each reporting period, as it does not currently have sufficient historical data to reasonably estimate the usage rate of these Yiren coins. These liabilities reflect management’s best estimate of the cost of future usages.

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” with modified retrospective method

We adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606 on January 1, 2018 using the modified retrospective method. We recognized the cumulative effect of applying the new revenue standard as an adjustment to the beginning balance of retained earnings. The comparative information is not restated and continues to be reported under the accounting standards in effect for the period presented.

Under Topic 606, the core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

•                                          Step 1: Identify the contract(s) with a customer

•                                          Step 2: Identify the performance obligations in the contract

•                                          Step 3: Determine the transaction price

•                                          Step 4: Allocate the transaction price to the performance obligations in the contract

•                                          Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

We determine our customers to be both the investors and borrowers. We assess ability and intention to pay the service fees of both borrowers and investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. We consider the loan facilitation services, quality assurance program for periods prior to May 2018, and post-origination services as three separate services of which the quality assurance program is accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.

We determine the transaction price of loan facilitation service and post-origination service to be the service fees chargeable from the borrowers, net of value-added tax. The transaction price includes variable consideration in the form of prepayment risk of the borrowers. We reflect, in the transaction price, the borrower prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee service, if any, and two performance obligations.

We first allocate the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. We do not have observable standalone selling price information for the loan facilitation services or post origination services because we do not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to us. As a result, the estimation of standalone selling price involves significant judgments. We use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services as the basis of revenue allocation. In estimating our standalone selling price for the loan facilitation services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors. However, for post origination services, given the main service is about loan collecting, we can refer to other companies performing the same services, therefore a direct observable standalone selling price for similar services in the market is available to us.

For each type of service, we recognize revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services, if any, are recognized at the expiry of the guarantee term.

Remaining performance obligations represents the amount of the transaction price for which service has not been performed under post-origination services. We charges upfront fees for loan products. The upfront fee, if any, is deducted from loan proceeds at origination and the remaining consideration is collected in equal payments on a monthly basis. When the upfront fee is not sufficient to cover the relative standalone selling price of facilitation services performed, a corresponding or contract asset is recognized (see accounting policy for contract balances). For upfront fees that are partially refundable to the borrowers, we estimated the refund based on historical prepayment probability and the corresponding predetermined refundable amount, and recorded a corresponding refund liabilities upon receiving such fees.

The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination service were RMB685.9 million (US$99.8 million) as of December 31, 2018, among which approximately 53% of the remaining performance obligations will be recognized over the following 12 months, respectively, with the remainder recognized thereafter.

Account management services revenue

Under ASC 606, the transaction price of account management service is the management fee charged to investor monthly as the excess of actual return over the expected return. The service fees derived from investors using the automated investment tool are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment tool are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the investors. We record service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The revenue of service fee recognized under ASC 606 for the year ended December 31, 2018 was RMB1,625.5 million (US$236.4 million). The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to account management services were RMB850.4 million (US$123.7 million) as of December 31, 2018, among which approximately 91% of the remaining performance obligations will be recognized over the following 12 months, respectively, with the remainder recognized thereafter.

Customer incentives

The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of contract price in accordance with ASC 606.

Under the membership reward program, investors earn Yiren coin that can be redeemed in subsequent purchase. Yiren coin earned by investors represent a material right to free or discounted goods or services in the future, which is accounted for as a separate performance obligation under ASC 606. For transactions that granted Yiren coins to the investors, a portion of transaction price is deferred for the obligation related to our Yiren coins, which is the estimated value of the Yiren coins that are expected to be used incorporating estimated breakage based on historical redemption patterns. The revenue associated with Yiren coins is deferred until the points are redeemed. As of December 31, 2018, the liabilities related to Yiren coins was immaterial.

Contract assets

Under ASC 606, contract assets represent our right to consideration in exchange for services that we have transferred to the customer before payment is due. Our right to consideration for the monthly fees of facilitation service is conditional on the borrowers’ actual payment, as the borrower had the right to early terminate the loan contract prior to the loan maturity and are not obligated to pay the remaining monthly fees. As such, We record a corresponding contract asset for the monthly service fees allocated to loan facilitation service and post-origination service that have already been delivered in relation to loans facilitated on our platform when recognizing revenue from loan facilitation service and post-origination service. No accounts receivable is recorded since we do not have unconditional right to the consideration if the borrowers choose to early terminate and are not obligated to pay the remaining service fees in relation to the loans facilitated. Contract assets represent our right to consideration in exchange for facilitation services that we have transferred to the customer before payment is due. We only recognize contract assets to the extent that we believe it is probable that they will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. The contract assets will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. The contract assets net of allowance as of December 31, 2018 is RMB1,891.4 million (US$275.1 million).

Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Contract assets is stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. In determining whether an impairment loss should be recorded in the financial statements, We make judgements as to whether there is any observable date indicating that there is a measureable decrease in the estimated future cash flows from contract assets. This evidence may include observable date indicating that there has been an adverse change in the borrower’s credit risk, or national or local economic conditions that correlate with defaults on loans. When contract assets are assessed for impairment, the entity uses estimates based on historical borrower’s credit risk. The historical borrower’s credit risk is adjusted on the basis of the relevant observable date that reflects current economic conditions. We review regularly the methodology and assumptions used for estimating the amount of collectable contract assets.

Contract assets is identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. We will write off contract assets and corresponding allowance if any repayment of the underlying loan is 90 days past due.

Contract cost

We pay commissions for successful referring of borrowers or investors to our platform. The commissions paid based on successful referrals are considered as contract acquisition cost, and are capitalized when the commission becomes payable. The amount of amortization in the year ended December 31, 2018 is RMB91.4 million (US$13.3 million). The acquisition cost of certain contracts are expensed when incurred as their amortization period is one year or less.

Deferred revenue

Deferred revenue consists of post origination service fees received from borrowers upfront for which services have not yet been provided. Deferred revenue are recognized ratably as revenue when the post origination services are delivered during the loan period.

Refund liability

A refund liability is recognized for the estimated amounts of service fees which was received but is expected to be refunded. They represent the amount of consideration received that the entity does not expect to be entitled to earn and thus is not included in the transaction price because it will be refunded to customers. The refund liability is remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue.

Our refund liability is the expected refund of service fees to borrowers in the case of early repayment of loans. The refund liability as of December 31, 2018 is RMB252.4 million (US$36.7 million).

Liabilities from Quality Assurance Program and Guarantee

Prior to May 2018, we operated a quality assurance program for investor protection purposes. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” Under the quality assurance program model, at the inception of each loan, we recognize a stand-ready liability as the fair value of the quality assurance program in accordance with ASC 460.

Subsequent to the inception of the loan, the stand-ready liability initially recognized would typically be reduced (by a credit to earnings) as we are released from risk under the guarantee either through expiry or performance. We also recognize contingent liability under ASC 450 on a portfolio basis, which results in the recognition of expenses in earnings. We track our stand-ready liability on a loan-by-loan basis to monitor the expiration. When we release the stand-ready liability through performance of the guarantee (by making payments on defaulted loans), it recognizes revenue along with the loss on defaulted loans. Revenue from releasing of stand-ready liability and expenses from recognition of contingent liability related to the quality assurance program are presented on a net basis in the income statement. On a portfolio basis, when the aggregate contingent liability required to be recognized under ASC 450 exceeds the quality assurance program liability balance, we will record the excess as expense.

The fair value of the stand-ready liability associated with the quality assurance program recorded at the inception of the loan was estimated using a discounted cash flow model to our expected net payouts from the quality assurance program, and also by incorporating a markup margin. We estimate our expected future net payouts based on our current product mix as well as our estimates of expected net charge-off rates and expected collection rates and a discount rate. The expected future cash net payout is capped at the restricted cash balance of the quality assurance program. In the fourth quarter of 2015, in order to continue to attract new and retain existing investors and to remain consistent with the current industry practice in China, we set aside more cash in the quality assurance program based on our current business intention but not legal obligation, so that the balance in the quality assurance program is enough to cover the expected net payouts.

We estimated the expected net charge-off rates of the loan facilitated as the weighted average of the expected net charge-off rates of loan with different risk grids. We developed the expected net charge-off rates based on our historical experience. In the second quarter of 2017, we launched our new credit scoring system and upgraded our original four risk grids system of Grade A, B, C and D to a five risk grids system of Grade I, Grade II, Grade III, Grade IV and Grade V.

To ensure compliance with regulatory requirements, starting from January 2018, we entered into a three-year business agreement with PICC. Pursuant to the business agreement, PICC provides surety insurance for loans newly facilitated through our online marketplace with 12-month term and with an amount not exceeding RMB200,000 (approximately US$29,089).Under the arrangement, borrowers purchase surety insurance and pay insurance premium to the insurance company directly. The insurance company will reimburse the principal and expected interest to investors in the event of borrowers’ default within the agreed insurance policy. Since March 2018, we began to cooperate with guarantee companies to establish a credit assurance program. Under the credit assurance program, the guarantee companies either i) provide guarantee for loans facilitated through our online marketplace for the assurance that investors’ principal and interest would be repaid in the event of loan defaults, and can further obtain guarantee by purchasing credit insurance from PICC; or ii) set up and manage a reserve fund, using payments collected from borrowers directly, to compensate investors for their potential loss due to loan default up to the cash available in the fund. Subsequently in May 2018, we discontinued the operation of quality assurance program by transferring all liabilities associated with the quality assurance program to a third-party guarantee company at an estimated fair value. We no longer bear any guarantee obligations and therefore do not record any guarantee liability on its consolidated financial statement. Since then, loans facilitated on our platform are either covered by the credit assurance program operated by the guarantee companies or PICC’s surety insurance program.

We cooperated with Chouzhou Bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon the full repayment, we will obtain the creditor’s rights in respect of relevant default amount. Under such agreement, the total outstanding loan balance and accrued interests which we would be required to make were RMB206.8 million and RMB120.5 million (US$17.5 million) as of December 31, 2017 and 2018, respectively.

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

We have adopted the measurement alternative included in ASU 2014-13 - the collateralized financing entity (“CFE”) guidance, pursuant to which, we measure both the financial assets and financial liabilities of the Consolidated ABFE in our consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. We believe the fair value of the financial assets of the Consolidated ABFE is more observable than the fair value of the financial liability of the Consolidated ABFE. As a result, the loans of the Consolidated ABFE are measured at fair value and the payable to investors is measured in consolidation as: (i) the sum of the fair value of the loans and the carrying value of any non-financial assets that are incidental to the operations of the Consolidated ABFE less (ii) the sum of the fair value of loan default loss borne by us through the security deposit. The resulting amount is allocated to the individual financial liabilities (other than our beneficial interest) using a reasonable and consistent methodology. Since we hold significant variable interest in the ABFE, the variable interest retained by us, or the payable to investors of the ABFE, are eliminated on the consolidated financial statements. Under the measurement alternative, our consolidated net income reflects our own economic interests in the Consolidated ABFE including changes in the fair value of our beneficial interests.

As our loans and related payable to investors are not traded in an active market with readily observable prices, we use significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

As of December 31, 2016, 2017 and 2018, the significant unobservable inputs used in the fair value measurement of the loans of the Consolidated ABFE include the discount rate applied in the valuation models, default and recovery rates applied in the valuation models, and early prepayment rates. These inputs in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of loans and decreases in the discount rate can significantly increase the fair value of loans. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

Financial Instrument	Unobservable Input	December 31, 2016 Range of Inputs Weighted- Average	December 31, 2017 Range of Inputs Weighted- Average	December 31, 2018 Range of Inputs Weighted- Average
Loans and payable to investors	Discount rates	12.0%	12.0%	12.0%-16.4%
	Net cumulative expected loss rates(1)	7.6% - 7.9%	9.9%-11.1%	9.9%-17.4%
	Cumulative prepayment rates(2)	13.2%	13.6%	14.8%

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016, 2017 and 2018, respectively.

Recent Accounting Pronouncements

The recent accounting pronouncements that are relevant to us are included in note 2 to our audited consolidated financial statements, which are included in this annual report.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, proceeds from the issuance and sale of our shares, and proceeds from loans borrowed from third parties. In December 2015, we completed our initial public offering in which we issued and sold an aggregate of 7,500,000 ADSs, representing 15,000,000 ordinary shares, resulting in net proceeds to us of approximately US$64.9 million. Concurrently with our initial public offering, we sold 2,000,000 ordinary shares to Baidu Hong Kong in a private placement, resulting in net proceeds to us of approximately US$9.0 million. As of December 31, 2018, we had cash and cash equivalents of approximately RMB2,028.7 million (US$295.1 million), as compared to cash and cash equivalents of approximately RMB1,857.2 million as of December 31, 2017.

As of December 31, 2018, we had restricted cash of approximately RMB102.2 million (US$14.9 million), as compared to RMB1,805.7 million as of December 31, 2017. The decrease in restricted cash was mainly due to the discontinuation of the quality assurance program, which held the cash we set aside for investor protection purposes. As of December 31, 2018, the restricted cash represented the cash held by the Consolidated ABFE and the cash set aside for guarantee deposit.

Unlike financial institutions, we are not subject to any capital adequacy requirement that is applicable to financial institutions in China. We believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may need additional capital, and financing may not be available on terms acceptable to us, or at all.”

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

Our accounts receivable primarily include the transaction fees receivable from borrowers and fees receivable from industry partners in relation to our services offered to them through YEP. As of December 31, 2016, 2017 and 2018, we had accounts receivable of RMB28.6 million, RMB21.4 million and RMB8.8 million (US$1.3 million), respectively. The decrease in our accounts receivable from 2016 to 2017 was primarily due to a decrease in transaction fees receivable from borrowers, and the decrease in our accounts receivable from 2017 to 2018 was primarily due to a decrease in fees receivable from industry partners. Transaction fees receivable from borrowers were only associated with loans facilitated before 2015, when the interests and transaction fees associated with the loans facilitated on our platform were guaranteed by a guarantee company. The balance of transaction fees receivable from borrowers decreased over the past three years. As of December 31, 2018, the amount of transaction fees receivable from borrowers was RMB0.3 million (US$40 thousand). As of December 31, 2018, we had RMB8.5 million (US$1.2 million) in fees receivable from industry partners. We expect fees receivable from industry partners to increase in the foreseeable future as we continue to development this business.

Our prepaid expenses and other assets include primarily funds receivable from external payment networks, loans to third parties and funds receivable from insurance and guarantee companies, and our accrued expenses and other liabilities include primarily accrued payroll and welfare, tax payable, accrued customer incentives, and accrued advertisement expense, long-term borrowings and funds collected on behalf of third-party guarantee companies. Prior to August 2015, our accrued expenses and other liabilities include primarily funds payable to investors or borrowers. In August 2015, we fully migrated to a new system whereby China Guangfa Bank not only maintains an account for us but also maintains separate in trust for, or ITF, accounts for borrowers and investors. With this arrangement, the balance of the funds payable to investors or borrowers on our balance sheet was reduced to zero as of December 31, 2015.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	2,113,435	2,716,513	(820,182)	(119,291)
Net cash used in investing activities	(1,421,663)	(374,597)	(689,443)	(100,275)
Net cash provided by/(used in) financing activities	135,298	(849,450)	(25,963)	(3,776)
Effect of foreign exchange rate changes	29,356	(16,109)	3,631	528
Net increase/(decrease) in cash, cash equivalents and restricted cash	856,426	1,476,357	(1,531,957)	(222,814)
Cash, cash equivalents and restricted cash, beginning of year	1,330,085	2,186,511	3,662,868	532,742
Cash, cash equivalents and restricted cash, end of year	2,186,511	3,662,868	2,130,911	309,928

Operating Activities

Net cash used in operating activities was RMB820.2 million (US$119.3 million) in 2018. In 2018, the principal items accounting for the difference between our net cash generated from operating activities and our net income of RMB966.6 million (US$140.6 million) were changes in certain working capital accounts, principally a decrease in liabilities from quality assurance program and guarantee of RMB2,784.0 million (US$404.9 million), an increase in contract assets of RMB842.3 million (US$122.5 million), and a decrease of accrued expenses and other liabilities of RMB432.7 million (US$62.9 million), partially offset by a change in deferred tax assets/liabilities of RMB669.1 million (US$97.3 million), an decrease in prepaid expenses and other assets of RMB519.6 million (US$75.6 million), and an allowance for contract assets of RMB667.8 million (US$97.1 million). The decrease in liabilities from quality assurance program and guarantee was primarily due to the transfer of the guarantee liability related to the quality assurance program to a third-party guarantee company and payouts for default loans and interests in 2018. The increase in contract assets was primarily due to the adoption of the new revenue recognition standard, under which we accrued service fees. The decrease in accrued expenses and other liabilities was primarily due to the decrease in tax payable related to the deferred tax assets in liabilities from quality assurance program and guarantee. The change in deferred tax assets/liabilities was primarily due to the decrease of deferred tax assets. The decrease in prepaid expenses and other assets was primarily due to a decrease in funds receivable from external payment network providers. We made allowance for contract assets primarily due to the credit risk of borrowers.

Net cash generated from operating activities was RMB2,716.5 million in 2017. In 2017, the principal items accounting for the difference between our net cash generated from operating activities and our net income of RMB1,371.8 million were changes in certain working capital accounts, principally an increase in liabilities from quality assurance program and guarantee of RMB1,322.9 million and an increase in accrued expenses and other liabilities of RMB679.1 million, partially offset by an increase in deferred tax assets in RMB353.4 million and an increase in prepaid expenses and other assets of RMB595.8 million. Quality assurance program liabilities increased primarily due to an increase in the volume of loans facilitated by us. The increase in accrued expenses and other liabilities was primarily due to an increase of RMB378.5 million in tax payable, which was mainly due to an increase in our net income and accumulated effect of deferred tax assets. The increase of RMB328.5 million in deferred tax assets was primarily due to an increase in liabilities from quality assurance program. The increase in prepaid expenses and other assets was primarily due to an increase of RMB548.6 million in funds receivable from external payment network providers.

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

Investing Activities

Net cash used in investing activities was RMB689.4 million (US$100.3 million) in 2018, which was primarily attributable to purchase of available-for-sale investments, held-to-maturity investments, investment in loans at fair value and loans to third parties, partially offset by our redemption of available-for-sale investments and held-to-maturity investments, and collection of loans at fair value.

Net cash used in investing activities was RMB374.6 million in 2017, which was primarily attributable to our investment in loans at fair value and loan to a related party, purchase of property, equipment and software.

Net cash used in investing activities was RMB1,421.7 million in 2016, which was attributable to our purchases of held-to-maturity investments, available-for-sale investments, investment in loans at fair value and purchase of property, equipment and software.

Financing Activities

Net cash used in financing activities was RMB26.0 million (US$3.8 million) in 2018, which was mainly attributable to RMB131.6 million (US$19.1 million) loan repayment to a non-related party, RMB106.6 million (US$15.5 million) dividends paid to shareholders, and RMB91.5 million (US$13.3 million) principal payments to the Consolidated ABFE, partially offset by RMB324.0 million (US$47.1 million) loan from a non-related party.

Net cash used in financing activities was RMB849.5 million in 2017, which was mainly attributable to RMB605.2 million in dividends distribution in 2017 and RMB270.0 million in principal payments made by Trust No. 2 to its sole beneficiary and RMB221.9 million in principal payments in relation to the asset-backed securities, partially offset by the proceeds of RMB197.7 million from transferring the entire remaining beneficial rights in Trust No. 2 to Zhong Yi Trust. The cash flows of the Consolidated ABFE are consolidated into our cash flow. However, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs. For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

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

Capital Expenditures

We made capital expenditures of RMB30.0 million, RMB70.6 million and RMB52.2 million (US$7.6 million) in 2016, 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. We will continue to make capital expenditures to meet the requirements of our business operations.

Holding Company Structure

Yirendai Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, Yirendai Ltd.’s ability to pay dividends depends upon dividends paid by Heng Ye and Heng Yu Da, our PRC subsidiaries, and Heng Cheng, Pu Hui, Hui Min and Yi Ren Wealth Management, our consolidated variable interest entities. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                                    Research and Development

We had a dedicated product development team consisting of 96 full-time employees as of December 31, 2018. This team is responsible for developing and implementing new consumer finance products to introduce on to our marketplace.

We constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our borrowers and investors. From the borrower perspective, we will continue to develop tailored credit products to meet their specific needs. As our marketplace continues to grow, we plan to expand our ability to offer risk-based loan pricing. For example, we plan to enhance our risk-based pricing capability that optimizes loans based on individual credit criteria so that borrowers will be able to receive personalized loans tailored to their credit profile. In addition, we intend to introduce market-based pricing of loans based on macroeconomic factors and we believe such ability to continually adjust the pricing of the loans on our marketplace will allow us to better meet the needs of our borrowers.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.                                    Off-Balance Sheet Arrangements

Starting January 2015, we operated a quality assurance program to provide a certain level of assurance to investors who invest in loans through our marketplace, until May 2018 when we discontinued the quality assurance program for purposes of complying with regulatory requirements by transferring all our liabilities associated with the quality assurance program to a third-party guarantee company. Since then, loans facilitated through our online marketplace are either covered by guarantee provided by third-party guarantee companies or by PICC’s surety insurance program. In addition, we cooperated with a bank to furnish the borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. Since the promulgation of the Circular 141, we have suspended the cooperation with the bank. See “—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Liabilities from Quality Assurance Program and Guarantee” and “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” Other than the quality assurance program and guarantee arrangement, we have not entered into any other commitments to guarantee the payment obligations of any third parties.

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

F.                                     Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating Lease Obligation	54,321	18,087	34,875	1,359	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under a non-cancelable operating lease with an expiration date in January 2019. Rental expenses under operating leases for 2016, 2017 and 2018 were RMB22.8 million, RMB21.6 million and RMB26.0 million (US$3.8 million), respectively.

Payables to investors related to the Consolidated ABFE have been excluded from the table above. We will make such payments to the investors related to the Consolidated ABFE if and when we receive the related loan payments from borrowers. We do not have any contractual obligations to make such payments out of our own liquidity resources.

We also have a long-term obligation relate to long-term borrowings. In June 2018, we entered into a funding arrangements with principal amount of RMB324 million (US$47.1 million) for a term of three years. As of December 31, 2018, the balance of our long-term borrowings was RMB192.4 million (US$28.0 million) excluding the corresponding interest payable. According to the loan agreement, the repayment of the loan is dependent on the collection of principal, interest and other payments associated with loans invested by Trust No. 3 during the loan term.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

G.                                   Safe Harbor

See “Forward-Looking Information.”

Item 6.                                 Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers*	Age	Position/Title
Ning Tang†	45	Executive Chairman
Huan Chen	44	Director
Quan Zhou	61	Director
Tina Ju	54	Director
Qing Li	42	Director
Sam Hanhui Sun	46	Independent Director
Jingsheng Huang	61	Independent Director
Chaomei Chen	60	Independent Director
Yihan Fang	46	Chief Executive Officer
Yu Cong	50	Co-Chief Financial Officer
Jia Liu	35	Co-Chief Financial Officer
Yichuan Pei	56	Chief Risk Officer and Chief Credit Officer

*                 We also have a non-voting observer on our board of directors, Mr. Kwok King Kingsley Chan, a managing director at Morgan Stanley Private Equity Asia.

†                 Mr. Ning Tang will serve as our chief executive officer replacing Ms. Yihan Fang upon the closing of the business realignment between CreditEase and our company in accordance with a series of definitive agreements signed in March 2019.

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

Mr. Quan Zhou has served as our director since January 2015. Mr. Zhou is currently a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou serves as a director of the general partner of each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Capital Fund L.P., and their respective successor funds. He also serves as a director of the general partner of each of IDG China Venture Capital Fund IV L.P. and its successor fund and IDG China Capital Fund III L.P. Mr. Zhou has been the president and a board member of IDG VC Management Ltd. since 2012. Mr. Zhou currently serves on the board of directors of Fang Holdings Ltd., an NYSE-listed company, Xunlei Limited, a Nasdaq-listed company and CASI Pharmaceuticals, Inc., a Nasdaq-listed Company. Mr. Zhou also serves as a director of various private companies. Mr. Zhou received a bachelor’s degree in chemistry from China Science and Technology University, a master’s degree in chemical physics from the Chinese Academy of Sciences and a Ph.D. degree in fiber optics from Rutgers University.

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

Mr. Jingsheng Huang has served as our director since December 17, 2015. Mr. Huang is the managing executive director at Harvard Center Shanghai. Mr. Huang has also served as an independent non-executive director of SOHO China, a company listed on the Hong Kong Stock Exchange, since August 2018. Prior to that, he was a partner of TPG Growth and RMB Funds based in Shanghai, China. Before joining TPG, he was a managing director at Bain Capital LLC, where he set up and ran its Shanghai operations. Prior to that, Mr. Huang served multiple positions in the investment industry, including managing director in China at SOFTBANK Asia Infrastructure Fund, partner at SUNeVision Ventures and senior manager of strategic investment at Intel Capital. Before starting his investment career, Mr. Huang was the director of research operations at GartnerGroup, a co-founder and vice president of marketing at Mtone Wireless and an English lecturer at Communication University of China. Before joining Harvard, Mr. Huang served as a member of the board of China Venture Capital Association and a deputy chairman of Shanghai Private Equity Association. Mr. Huang currently serves as an independent director of Besunyen Holdings Company Limited and SOHO China Ltd., both companies listed on the Hong Kong Stock Exchange. Mr. Huang received an M.B.A degree from Harvard Business School, an M.A. from Stanford University and a B.A. from Beijing Foreign Studies University.

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

Mr. Yu Cong has served as our co-chief financial officer since March 2019 and served as our chief financial officer from September 2014 to March 2019. Prior to joining us, Mr. Cong served as the Chief Representative of Deutsche Bank AG’s Beijing Representative Office as well as a director and head of China Technology, Media & Telecommunications (TMT), from October 2010 to August 2014, and as a vice president and director successively at the Asia Technology & Media Banking group from May 2008 to October 2010. Prior to that, Mr. Cong worked with a few other firms in the U.S., including Needham & Co. as a vice president of investment banking from 2006 to 2008, Piper Jaffray & Co. as an equity research analyst covering companies in the technology industry from 2004 to 2006, and Applied Materials, a semiconductor equipment manufacturer, as a marketing manager from 1996 to 2003. Mr. Cong received his bachelor’s degree from the University of Science and Technology of China, Ph.D. from the University of Illinois at Urbana-Champaign, and an M.B.A. degree from Walter Haas School of Business, University of California at Berkeley.

Ms. Jia Liu has served as our co-chief financial officer since March 2019. Prior to being appointed as our co-chief financial officer, Ms. Liu served as our vice president of finance from September 2016 to March 2019, and as financial controller from December 2014 to May 2016. Prior to that, Ms. Liu worked at PricewaterhouseCoopers Assurance Group, including six years at Beijing office of PricewaterhouseCoopers as an audit senior manager, and three years at New York office of PricewaterhouseCoopers as an audit manager. Ms. Liu received an M.S. degree of Finance from University of Rochester and a B.A. of Finance from Minzu University of China. Ms. Liu is a Certified Public Accountant in China and Certified Public Accountant in the U.S.

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

B.                                    Compensation

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB13.7 million (US$2.0 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For information regarding the share-based incentive awards that we have granted to our officers and directors, please refer to “—Share Incentive Plan.”

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2015 Share Incentive Plan and 2017 Share Incentive Plan, which we refer to as the 2015 Plan and the 2017 Plan, respectively, which allow us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. Pursuant to the 2015 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2015 Plan is 3,939,100 ordinary shares. As of March 31, 2019, 3,885,100 restricted share units were outstanding under the 2015 Plan. Pursuant to the 2017 Plan, the maximum aggregate number of shares which may be issued is 6,060,900. As of March 31, 2019, 5,772,552 restricted share units were outstanding under the 2017 Plan.

The following table summarizes, as of March 31, 2019, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under our 2015 Plan and 2017 Plan:

Name	Ordinary Shares Underlying Restricted Share Units	Grant Date
Huan Chen	*	July 1,2016
	*	July 1,2017
Qing Li	*	July 1,2017
Jingsheng Huang	*	July 1,2016
	*	July 1,2017
Sam Hanhui Sun	*	July 1,2016
	*	July 1,2017
Chaomei Chen	*	July 1,2017
Yihan Fang	*	July 1,2016
	*	July 1,2017
Yu Cong	*	July 1,2016
	*	July 1,2017
Jia Liu	*	July 1,2017
Other Individuals as a Group	5,713,174	July 1,2016 and 2017

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

D.                                    Employees

As of December 31, 2016, 2017 and 2018, we had a total of 911, 1,037 and 956 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2018 by function:

	Number of Employees	% of Total

Function
Technology	252	26.4
Risk Management	34	3.6
Operations	266	27.8
Product Development	96	10.0
Sales and Marketing	249	26.0
General and Administrative	59	6.2
Total	956	100.0

As of December 31, 2018, 587 employees were based in Beijing, where our principal executive offices are located, 367 employees were based in Chongqing, and 2 employees were based in Hong Kong. We expect to have more employees join us upon completion of our business realignment with CreditEase.

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

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 123,062,918 ordinary shares outstanding as of March 31, 2019.

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

Ordinary Shares Beneficially Owned as of March 31, 2019
	Number	%†
Directors and Executive Officers**:
Ning Tang(1)	43,430,000	35.3
Huan Chen	*	*
Quan Zhou(2)	*	*
Tina Ju(3)	—	—
Qing Li	*	*
Jingsheng Huang	*	*
Sam Hanhui Sun	*	*
Chaomei Chen	*	*
Yihan Fang	*	*
Yu Cong	*	*
Jia Liu	*	*
Yichuan Pei	*	*
All Directors and Executive Officers as a Group	43,953,109	35.7

Principal Shareholders:
CreditEase Holdings (Cayman) Limited(4)	100,000,000	81.3

*      Less than 1% of our total outstanding shares.

**    Except for Mr. Huan Chen, Mr. Quan Zhou, Ms. Tina Ju, Mr. Qing Li, Mr. Sam Hanhui Sun, Mr. Jingsheng Huang, and Ms. Chaomei Chen, the business address of our directors and executive officers is 10/F, Building 9, 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Mr. Huan Chen is 10th Floor, Tower B, SOHO Newtown, 88 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Mr. Quan Zhou is 6th Floor, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, People’s Republic of China. The business address of Ms. Tina Ju is Level 19, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The business address of Mr. Qing Li is 23 Coniston Ct, Princeton, NJ 08540. The business address of Mr. Sam Hanhui Sun is 1559 Argyle Avenue, Westmount, Quebec, Canada H3Y 3B8. The business address of Mr. Jingsheng Huang is 2-1802, 188 Mingyue Road, Shanghai 200135, People’s Republic of China. The business address of Ms. Chaomei Chen is 338 Spear Street, 31-D, San Francisco, CA 94105, USA.

†      For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2019. The total number of ordinary shares outstanding as of March 31, 2019 is 123,062,918.

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

(4)   CreditEase Holdings (Cayman) Limited, or CreditEase, is our parent company. We are currently doing a business realignment with CreditEase. See “Item 4. Information on the Company—A. History and Development of the Company” for more details. Upon the completion of the business realignment between CreditEase and us, CreditEase’s shareholding in our company will increase to 90.0%, assuming no adjustment of the consideration to be made by our company for acquiring target businesses from CreditEase. CreditEase is incorporated in the Cayman Islands, and its business address is 3/F, Winterless Center Building A, Chaoyang District, Beijing, People’s Republic of China. CreditEase is owned by Mr. Ning Tang, our executive chairman, and a few investors, including IDG, KPCB China and Morgan Stanley Private Equity Asia, through their respective investment vehicles.

As of March 31, 2019, 22,328,094 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 18.1% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.           Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Agreements with CreditEase

We are a majority-owned subsidiary of CreditEase. Prior to our initial public offering in 2015, we entered into a series of agreements with CreditEase with respect to various ongoing relationships between us. These agreements include a master transaction agreement, a transitional service agreement, a non-competition agreement, a cooperation framework agreement, and an intellectual property license agreement.

On March 25, 2019, we entered into a set of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. These agreements include, among other things, a share subscription agreement, an amended and restated transitional service agreement, an amended and restated non-competition agreement, an amended and restated cooperation framework agreement, and an amended and restated intellectual property license agreement.

The following are summaries of the above-mentioned agreements.

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

The master transaction agreement will automatically terminate five years after the control ending date. This agreement can be terminated early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the amended and restated transitional services agreement, the amended and restated non-competition agreement, the amended and restated cooperation framework agreement and the amended and restated intellectual property license agreement.

Amended and Restated Transitional Services Agreement

Under the amended and restated transitional services agreement, CreditEase agrees that, during the service period, as described below, CreditEase will provide us with various corporate support services, including but not limited to:

•                  operational management support;

•                  administrative support;

•                  legal support;

•                  human resources support;

•                  corporate communications;

•                  marketing;

•                  global security & continuity; and

•                  accounting, internal control and internal audit support.

CreditEase also may provide us with additional services that we and CreditEase may identify from time to time in the future.

The price to be paid for the services provided under the amended and restated transitional service agreement will be the actual direct and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services, as well as materials and supplies consumed in and agency fees arising from performing the services. Indirect costs include occupancy, information technology support and other overhead costs of the department incurring the direct costs of providing the services.

The amended and restated transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the amended and restated transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

The service period under the amended and restated transitional services agreement commenced on December 23, 2015, the closing date of Yirendai’s initial public offering, and will end on the earlier of (i) March 25, 2024, the fifth anniversary of March 25, 2019, and (ii) one year after the control ending date. We may terminate the amended and restated transitional services agreement with respect to either all or part of the services by giving a 90-day prior written notice to CreditEase and paying all fees accrued through the termination and costs actually incurred by CreditEase resulting from the early termination. Upon the control ending date, CreditEase may terminate this agreement with respect to either all or part of the services by giving us a 90-day prior written notice.

Amended and Restated Non-competition Agreement

Our amended and restated non-competition agreement with CreditEase provides for a non-competition period beginning upon March 25, 2019, the date of the amended and restated non-competition agreement between CreditEase and us, and ending on the earliest of (i) the first anniversary of the control ending date, (ii) the date on which the ADSs representing ordinary shares of Yirendai cease to be listed on Nasdaq or the New York Stock Exchange (except for temporary suspension of trading of the ADSs); and (ii) March 25, 2034, the fifteenth (15th) anniversary of the completion of March 25, 2019. This agreement can be terminated early by mutual written consent of the parties.

CreditEase agrees not to compete with us during the non-competition period in any of the following business or any business that is of the same nature as the following business, in each case unless as may otherwise be approved in writing by the audit committee of the board of directors of Yirendai:

(i)       the operation of online consumer finance marketplace connecting investors and individual borrowers and facilitating unsecured loan products, and provision of related services, as conducted or contemplated to be conducted by the Yirendai Group anywhere in the world;

(ii)      the target business as defined thereunder, including but not limited to online wealth management targeting the mass affluent, unsecured and secured consumer lending, financial leasing, SME lending, and provision of related services, as conducted or contemplated to be conducted by the Yirendai Group anywhere in the world; and

(iii)     other businesses that we and CreditEase may mutually agree from time to time to be part of the business that CreditEase cannot compete with us.

The amended and restated non-competition agreement also provides for a mutual non-solicitation obligation that neither CreditEase nor we may, during the non-competition period, hire or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Amended and Restated Cooperation Framework Agreement

Under the amended and restated cooperation framework agreement, CreditEase agrees to provide us long-term services and support in terms of user acquisition, collection, technology support, business consulting services, credit assessment and management consulting services, internationalization consulting services, and wealth management consulting services. In terms of borrower acquisition, we will submit our request for borrower leads to CreditEase on a monthly basis and CreditEase will direct borrowers who fall within our target borrower group to our online marketplace. As for investor acquisition, CreditEase will, at its discretion, direct to us or share information on any investors it learns may be interested in our online marketplace. The rate of fees, if any, charged by one party to the other party under the cooperation contemplated by this agreement shall not be higher than the fee rate charged by or to any unrelated third party. The fee rate may be adjusted on a yearly basis based on commercial negotiation, and after taking into consideration the costs to CreditEase for providing such services and with reference to market rates. This agreement became effective on March 25, 2019, the date of the amended and restated cooperation framework agreement, and, unless terminated pursuant to the express provisions of the agreement or as agreed by CreditEase and us in writing, will expire on the earlier of (i) March 25, 2034, the fifteenth anniversary of the date of the agreement, or (ii) one year after the control ending date.

Amended and Restated Intellectual Property License Agreement

Under the amended and restated intellectual property license agreement, CreditEase and we grant to each other and each party’s respective subsidiaries and variable interest entities a worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, non-exclusive license of intellectual property owned by the licensing party to use, reproduce, modify, prepare derivative works of, perform, display, or otherwise exploit, except for certain trademarks with regard to which CreditEase agrees to grant us a worldwide, royalty-free, fully paid-up, sublicensable, transferable, unlimited and exclusive license to use, reproduce, modify, prepare derivative works of, perform, display, sublicense, transfer or otherwise exploit, until and unless such trademarks are transferred to our company or any of our subsidiaries or consolidated variable interest entities. As of the date of this annual report, a total of 44 trademarks have been transferred to us by CreditEase.

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

This agreement became effective on March 25, 2019, the date of the amended and restated intellectual property license agreement, and, unless terminated pursuant to the express provisions of the agreement or as agreed by CreditEase and us in writing, will expire on the earlier of (i) March 25, 2049, the thirtieth anniversary of the date of the agreement or (ii) one year after the control ending date.

Share Subscription Agreement

On March 25, 2019, we entered into a share subscription agreement with CreditEase. Under the share subscription agreement, we agreed to issue 106,917,947 ordinary shares of our company, as may be adjusted in accordance with the mechanism set forth in the agreement, at the closing in consideration for our assumption from CreditEase and its affiliates certain target businesses, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses, and for additional services and supports from CreditEase as reflected in the amended and restated transitional service agreement, the amended and restated non-competition agreement, the amended and restated cooperation framework agreement, and the amended and restated intellectual property license agreement, which were entered into by and between us and CreditEase currently with the share subscription agreement. The closing of the transactions contemplated under this agreement is subject to certain conditions. We expect that the target businesses will be consolidated into our consolidated financial statements prior to the closing of the transactions once controls are transferred to us.

Transactions with CreditEase Affiliated Entities

Prior to the establishment of Yirendai Ltd., our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase, which provided us with origination and servicing, sales and marketing and general and administrative services. Since we completed our carve-out from CreditEase and became a stand-alone company in March 2015, affiliates of CreditEase have continued to provide certain supporting services to us. Expenses of services provided by CreditEase’s affiliates were recorded as service expenses charged by related parties in 2016, 2017 and 2018 based on various agreements that we entered into with relevant affiliates of CreditEase. Total cost and expense from CreditEase for such services were approximately RMB911.7 million, RMB 1,325.9 million and RMB1,378.3 million (US$200.5 million) for 2016, 2017 and 2018, respectively. Among these, allocation for provision of borrower and investor acquisition and referral services were RMB818.7 million, RMB1,080.7 million and RMB959.2 million (US$139.5 million), for system support were RMB72.0 million, RMB 133.2 million and RMB125.4 million (US$18.2 million) and for collection services were RMB11.9 million, RMB 96.3 million and RMB280.9 million (US$40.9 million), for 2016, 2017 and 2018, respectively. As of December 31, 2018, the total amount due to affiliates of CreditEase for such services was RMB230.7 million (US$33.5 million).

Prior to being acquired by us in March 2019, Hui Min was an affiliate of CreditEase. From February 1, 2017, we provided borrower acquisition and referral services to Hui Min. As of December 31, 2018, we had RMB17.1 million (US$2.5 million) due from Hui Min.

From August 2017 to December 2017, we cooperated with Zhejiang Chouzhou Commercial Bank to furnish the borrower referral and facilitation services to the bank. We undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. Under the arrangement, Pucheng Credit Assessment and Management (Beijing) Co., Ltd., or Pucheng Credit and Pu Hui, the then affiliates of CreditEase, provide a joint guarantee with us.

In December 2017, we provided a one-year loan with an annual interest rate of 4.35% to Pucheng Credit with the principal and accrued interests of which being paid upon maturity. The agreement has been renewed at the date of expiry on the same terms. As of December 31, 2018, the amount due from Pucheng Credit was RMB104.4 million (US$15.2 million).

Business Relationships in relation to Trusts

As part of our strategy to expand our investor base from individual investors to institutional investors, in October 2015 we established a business relationship with Trust No. 1, under which Trust No. 1 invested in loans with an aggregate principal amount of RMB250.0 million through our platform using funds received from its investor. Trust No. 1 is administered by an independent third-party state-owned trust company, which acts as the trustee. The settlor and sole beneficiary of Trust No. 1 is a fund managed by Zhe Hao, an affiliate of CreditEase. Fund No. 1’s investors are PRC individuals who are not affiliated with our company. In April 2016, Zhe Hao, on behalf of Fund No. 1, transferred Fund No. 1’s entire beneficiary rights in Trust No. 1 to China International Capital Corporation Limited, a special purpose vehicle, which subsequently issued and listed RMB250.0 million asset-backed securities on the Shenzhen Stock Exchange in China, with the loans invested by Trust No. 1 through our platform as the underlying assets. Heng Ye, one of our PRC subsidiaries, purchased RMB47.5 million asset-backed securities through the Shenzhen Stock Exchange. Puxin Hengye Technology Development (Beijing) Co., Ltd., a subsidiary of CreditEase, and two funds managed by Zhe Hao purchased RMB25.0 million and RMB67.5 million asset-backed securities, respectively.

In July 2016, we established a business relationship with another trust, Huijin No. 28 Single Capital Trust E2, or Trust No. 2, which is of the similar structure to Trust No. 1 described above—Trust No. 2 is administered by an independent third-party state-owned trust company and has a fund, CreditEase Wealth Consumer Credit Investment Fund managed by Zhe Hao, or Fund No. 2, as its settlor and sole beneficiary. Trust No. 2 invested an aggregate of RMB300.0 million in loans to borrowers recommended by our platform using the funds raised by its sole beneficiary from ultimate investors, including RMB30.0 million invested by Heng Cheng, one of our variable interest entities in the PRC. In April 2017, Zhe Hao, on behalf of Fund No. 2, transferred Fund No. 2’s beneficiary rights in Trust No. 2 to Bohai International Trust Co., Ltd., an independent third party, which created Bohai Trust • Zhong Yi Property Trust No.1, or Zhong Yi Trust, to host the beneficial rights. Zhong Yi Trust has subsequently completed an issuance of RMB300.0 million asset-backed securities through private placements. On the date of transfer, Heng Ye purchased all subordinated beneficiary rights amounted to RMB102.3 million representing 34% of the asset-backed securities upon their issuance.

In June 2017 and October 2017, we established similar business relationship with other trusts, Trust No. 3 and Bohai Trust No. 1, respectively. Trust No. 3 and Bohai Trust No. 1 are administered by independent third-party trust companies to invest in loans to borrowers recommended by our platform, with Heng Ye as their sole settlor and sole beneficiary. Heng Ye invested in an aggregate of RMB500.0 million and RMB200.0 million in the Trust No. 3 and Bohai Trust No. 1, respectively.

In January 2018, we, together with Beijing Baifubao Technology Co., Ltd., or Baifubao, an independent third party, established a business relationship with another trust, or Trust No. 4, a trust administered by an independent third-party state-owned trust company. Heng Ye is the sole settlor and beneficiary of Trust No. 4 and has invested in an aggregate of RMB350.0 million (US$50.9 million) in the Trust No. 4. We team up with Baifubao to conduct two-layer risk assessment and recommend borrowers to Trust No. 4. As of December 31, 2018, Trust No. 4 invested an aggregate of RMB361.4 million (US$52.6 million) in loans recommended by us.

In April 2018, we, together with Baifubao, established a business relationship with Huijin No. 56 Collective Capital Trust E1, or Trust No. 5, a trust administered by an independent third-party state-owned trust company. Heng Ye and Heng Yu Da, being the settlors and beneficiaries of Trust No. 5, have invested in RMB865.0 million (US$125.8 million) and RMB15.0 million (US$2.2 million), respectively in Trust No. 5. We team up with Baifubao to conduct two-layer risk assessment and recommend borrowers to Trust No. 5. As of December 31, 2018, Trust No. 5 invested an aggregate of RMB771.0 million (US$112.1 million) in loans recommended by us.

In May 2018, Heng Ye set up Yi Heng No. 1 Property Right Trust, or Yi Heng No. 1 Trust, as the sole settlor, using the beneficial rights of Trust No. 3 as the underlying asset. Yi Heng No. 1 Trust is administered by an independent third-party state-owned trust company. In June 2018, Heng Ye transferred 10%, 45%, and 45% of the beneficial rights of Yi Heng No. 1 Trust to Heng Yu Da, Heng Lang Sheng and Heng Xin Xin, respectively, which amounts to 36.0 million (US$5.2 million), 162.0 million (US$23.6 million) and 162.0 million (US$23.6 million), respectively.

We treat Trust No. 1, the asset-backed securities plan, Trust No. 2, Zhong Yi Trust, Trust No. 3, Bohai Trust No. 1, Trust No. 4, Trust No. 5 and Yi Heng No. 1 Trust as our variable interest entities under U.S. GAAP for the reasons detailed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation,” and consolidate the financial results of the Consolidated ABFE in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements with Our Consolidated Variable Interest Entities and Their Respective Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among Heng Ye and Heng Yu Da, our PRC subsidiaries, Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min, our variable interest entities, and the shareholders of Heng Cheng, Yi Ren Wealth Management, Pu Hui and Hui Min. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities.”

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

We and certain of our officers were named as defendants in two putative securities class actions filed in the United States District Court for the Central District of California that were subsequently dismissed: Lefter v. Yirendai Ltd. et al., Civil Action No. 2:16-cv-06437-MFW-AGR (C.D. Cal.) and Roh v. Yirendai Ltd. et al., Civil Action No. 2:16-cv-06506-MFW-AGR (C.D. Cal.). The action—purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between May 11, 2016 and August 24, 2016—alleged that our public press releases dated May 11, 2016 and August 9, 2016 contained misstatements or omissions relating to our experiencing an increasing amount of fraud related to customer application for loans and the potential negative impact that the Chinese government’s implementation of new anti-fraud regulations could have on our business.

On November 29, 2016, the Court entered an order consolidating the cases and appointing lead plaintiffs and lead counsel for the consolidated case. On January 27, 2017, the lead plaintiffs filed their first amended complaint. On March 28, 2017, we filed a motion to dismiss the first amended complaint. On July 12, 2017, the United States District Court for the Central District of California dismissed the class action lawsuits and concluded that the plaintiffs’ action, which was not certified as a class action, shall be dismissed with prejudice. For risks and uncertainties relating to the future cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs— We were previously subject to two shareholder class action lawsuits that were subsequently dismissed. However, we cannot assure you that we will not be subject to other shareholder class action lawsuits in the future.”

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

On July 29, 2017, our board of directors approved a semi-annual dividend policy. Under this policy, semi-annual dividends will be set at an amount equivalent to approximately 15% of our anticipated net income after tax in each half year commencing from the second half of 2017. The determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors that the board may deem appropriate. On July 29, 2017, our board of directors also approved a special cash dividend of US$0.75 per ordinary share of our company (or US$1.50 per ADS), which was already paid on October 16, 2017 to holders of our company’s ordinary shares of record as of the close of business on September 29, 2017. On March 11, 2018, our board of directors approved another special cash dividend of US$0.14 per ordinary share of our company (or US$0.28 per ADS), which was paid on May 15, 2018 to holders of our company’s ordinary shares of record as of the close of business on April 30, 2018. In August 2018, our board of directors decided to temporarily suspend the semi-annual dividend policy in consideration of a challenging market environment with business uncertainties.

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

Item 9.           The Offer and Listing

A.                                    Offering and Listing Details

Our ADSs, each representing two of our ordinary shares, have been listed and traded on the NYSE under the symbol “YRD” since December 18, 2015.

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, United States expatriates, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Although the law in this regard is unclear, we intend to treat Heng Cheng and Yi Ren Wealth Management as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Heng Cheng and Yi Ren Wealth Management for United States federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. Although we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs or ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

Item 11.                          Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our reporting currency was the U.S. dollar prior to April 1, 2016. In our consolidated financial statements prepared before April 1, 2016, our financial information that used RMB as the functional currency had been translated into U.S. dollars. Effective from April 1, 2016, we changed our reporting currency from U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of a gain of RMB29.4 million, a loss of RMB18.0 million and a gain of RMB7.7 million (US$1.1 million) in 2016, 2017 and 2018, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time. For the year ended December 31, 2018, we did not receive reimbursement from the depositary.

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

For the period from December 17, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2018, we used US$36,929 in the net proceeds from our initial public offering for repurchasing ADSs from the open market.

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

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and co-chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and co-chief financial officers, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

	2017	2018
	RMB	RMB
	(in thousands)
Audit fees(1)	9,419	8,710
Tax fees(2)	1,021	140

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In June 2018, our board of directors approved a share repurchase program, whereby we are authorized to repurchase up to US$20 million of our ordinary shares in the form of ADSs. The share repurchase program was publicly announced on June 11, 2018. The table below sets forth a summary of the ADSs repurchased by us as of December 31, 2018.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan (US$)
July 2018	2,000	18.4647	2,000	19,963,071
Total	2,000	18.4647	2,000	19,963,071

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. As of March 31, 2019, CreditEase held more than 50% of our total voting power. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors.

In addition, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We rely on the exemption available to foreign private issuers for the requirements in terms of (i) shareholder approval of equity compensation plans and any material revisions to the terms of such plans under Section 303A.08 of the NYSE Listed Company Manual and (ii) shareholder approval of issuance of common stock in any transaction or series of related transactions under Section 312.03 of the NYSE Listed Company Manual. As a result of our election to follow home country practice with respect to the foregoing matters, our shareholders will not have the same protection that they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.” Other than the home country practice disclosed above, we have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Listed Company Manual.

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
1.1

Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

2.3

Deposit Agreement dated December 18, 2015 among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8, as amended (File No. 333-212056) filed with the Securities and Exchange Commission on June 16, 2016)

4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.2

2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-219404), filed with the Securities and Exchange Commission on July 21, 2017)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

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

4.7*	Amended and Restated Transitional Services Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated March 25, 2019

4.8*	Amended and Restated Non-Competition Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated March 25, 2019

4.9*	Amended and Restated Cooperation Framework Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated March 25, 2019

4.10*	Amended and Restated Intellectual Property License Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd. dated March 25, 2019

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

Exhibit Number	Description of Document

4.17*	Amended and Restated Loan Agreements between Heng Yu Da and the shareholders of Yi Ren Wealth Management dated May 17, 2018

4.18*	Amended and Restated Equity Interest Pledge Agreements among Heng Yu Da, Yi Ren Wealth Management and the shareholders of Yi Ren Wealth Management dated May 17, 2018

4.19*	Powers of Attorney granted to Heng Yu Da by the shareholders of Yi Ren Wealth Management dated May 17, 2018

4.20

Exclusive Business Cooperation Agreement between Heng Yu Da and Yi Ren Wealth Management dated October 13, 2016 (incorporated herein by reference to Exhibit 4.19 to the Company’s Report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 24, 2017)

4.21*	Amended and Restated Exclusive Option Agreement among Heng Yu Da, Yi Ren Wealth Management and the shareholders of Yi Ren Wealth Management dated May 17, 2018

4.22*	Loan Agreements between Heng Ye and the shareholders of Pu Hui dated March 25, 2019

4.23*	Equity Interest Pledge Agreements among Heng Ye, Pu Hui and the shareholders of Pu Hui dated March 25, 2019

4.24*	Powers of Attorney granted to Heng Ye by the shareholders of Pu Hui dated March 25, 2019

4.25*	Exclusive Business Cooperation Agreement between Heng Ye and Pu Hui dated March 25, 2019

4.26*	Exclusive Option Agreement among Heng Ye, Pu Hui and the shareholders of Pu Hui dated March 25, 2019

4.27*	Spousal Consent Letter by the spouse of a shareholder of Pu Hui dated March 25, 2019

4.28*	Loan Agreements between Heng Ye and the shareholders of Hui Min dated March 25, 2019

4.29*	Equity Interest Pledge Agreements among Heng Ye, Hui Min and the shareholders of Hui Min dated March 25, 2019

4.30*	Powers of Attorney granted to Heng Ye by the shareholders of Hui Min dated March 25, 2019

4.31*	Exclusive Business Cooperation Agreement between Heng Ye and Hui Min dated March 25, 2019

4.32*	Exclusive Option Agreement among Heng Ye, Hui Min and the shareholders of Hui Min dated March 25, 2019

4.33*	Spousal Consent Letters by the spouses of the shareholders of Hui Min dated March 25, 2019

4.34*	Share Subscription Agreement between Yirendai Ltd. and CreditEase Holdings (Cayman) Limited dated March 25, 2019

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities

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

Date: April 29, 2019

YIRENDAI LTD.

YIRENDAI LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Yirendai Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yirendai Ltd. (the “Company” and its subsidiaries and variable interest entities, collectively referred to as the “Group”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Adoption of Accounting Standards Updates

As discussed in Note 2, effective January 1, 2018, the Company changed its method for recognizing revenue as a result of the modified retrospective adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

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

April 29, 2019

We have served as the Company’s auditor since 2015.

YIRENDAI LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
Assets including amounts of the consolidated assets backed financing entities (“ABFE”) (Note 2):
Cash and cash equivalents	1,857,175	2,028,748	295,069
Restricted cash	1,805,693	102,163	14,859
Accounts receivable	21,368	8,782	1,277
Contract assets, net (net of allowance of nil and RMB534,248 as of December 31, 2017 and 2018, respectively)	—	1,891,438	275,098
Contract cost	—	139,965	20,357
Prepaid expenses and other assets	1,068,990	729,296	106,073
Loans at fair value	791,681	1,075,097	156,366
Amounts due from related parties	117,222	121,464	17,666
Held-to-maturity investments	9,944	315,641	45,908
Available-for-sale investments	963,253	832,465	121,077
Property, equipment and software, net	82,249	89,831	13,065
Deferred tax assets	801,089	184,136	26,781

Total assets	7,518,664	7,519,026	1,093,596
Liabilities including amounts of the variable interest entities (“VIEs”) and consolidated assets backed financing entities (“ABFE”) without recourse to the Company (Note 2):
Accounts payable	33,841	30,349	4,414
Amounts due to related parties	76,544	230,656	33,548
Liabilities from quality assurance program and guarantee	2,793,948	9,950	1,447
Deferred revenue	222,906	275,825	40,117
Payable to investors at fair value	113,445	7,693	1,119
Accrued expenses and other liabilities	1,296,650	1,088,372	158,296
Refund liability	—	252,367	36,705
Deferred tax liabilities	11,277	502,903	73,144

Total liabilities	4,548,611	2,398,115	348,790

Commitments and Contingencies (Note 16)

Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 121,343,424 and 123,132,842 shares issued as of December 31, 2017 and 2018, respectively; 121,343,424 and 123,128,842 shares outstanding as of December 31, 2017 and 2018, respectively)	76	77	11
Treasury stock (nil and 4,000 shares as of December 31, 2017 and 2018, respectively)	—	(254)	(37)
Additional paid-in capital	1,123,854	1,293,968	188,200
Accumulated other comprehensive income	11,067	16,390	2,384
Retained earnings	1,835,056	3,810,730	554,248

Total equity	2,970,053	5,120,911	744,806

Total liabilities and equity	7,518,664	7,519,026	1,093,596

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net revenue	3,237,991	5,543,350	5,620,728	817,501

Operating costs and expenses:
Sales and marketing	1,571,038	2,921,236	2,525,876	367,373
Origination and servicing	180,076	417,882	644,303	93,710
General and administrative	320,848	483,796	525,094	76,372
Provision for contingent liability	81,263	43,049	419,581	61,025
Allowance for contract assets	—	—	667,846	97,135

Total operating costs and expenses	(2,153,225)	(3,865,963)	(4,782,700)	(695,615)

Interest income, net	36,843	114,851	71,301	10,370
Fair value adjustments related to Consolidated ABFE	(19,735)	(40,124)	246,284	35,821
Non-operating income, net	575	876	5,279	768

Income before provision for income taxes	1,102,449	1,752,990	1,160,892	168,845
Income taxes benefit/(expense)	13,949	(381,207)	(194,287)	(28,258)

Net income	1,116,398	1,371,783	966,605	140,587

Basic net income per share	9.4418	11.3881	7.9072	1.1501

Weighted average number of ordinary shares outstanding, basic	118,240,414	120,457,573	122,244,231	122,244,231

Diluted net income per share	9.3865	11.2205	7.7771	1.1311

Weighted average number of ordinary shares outstanding, diluted	118,937,082	122,256,838	124,289,103	124,289,103

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net income	1,116,398	1,371,783	966,605	140,587

Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	29,356	(17,979)	7,737	1,125
Unrealized losses on available-for-sale investments	—	(411)	(2,414)	(351)

Comprehensive income	1,145,754	1,353,393	971,928	141,361

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares			Treasury stock		Additional	Accumulated other
	Issued shares	Outstanding shares	Amount	Shares	Amount	paid-in capital	comprehensive income	Retained earnings	Total equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	117,000,000	117,000,000	73	—	—	791,841	101	184,927	976,942
Share-based awards provided to employees	291,400	291,400	1	—	—	17,222	—	—	17,223
Share-based awards provided to employees of consolidated group of CreditEase	2,220,900	2,220,900	1	—	—	124,209	—	(124,210)	—
Foreign currency translation adjustment	—	—	—	—	—	—	29,356	—	29,356
Net income	—	—	—	—	—	—	—	1,116,398	1,116,398

Balance as of December 31, 2016	119,512,300	119,512,300	75	—	—	933,272	29,457	1,177,115	2,139,919
Share-based awards provided to employees	560,734	560,734	—	—	—	81,979	—	—	81,979
Share-based awards provided to employees of consolidated group of CreditEase	1,270,390	1,270,390	1	—	—	108,603	—	(108,604)	—
Dividends to shareholders	—	—	—	—	—	—	—	(605,238)	(605,238)
Foreign currency translation adjustment	—	—	—	—	—	—	(17,979)	—	(17,979)
Unrealized losses on available-for-sale investments	—	—	—	—	—	—	(411)	—	(411)
Net income	—	—	—	—	—	—	—	1,371,783	1,371,783

Balance as of December 31, 2017	121,343,424	121,343,424	76	—	—	1,123,854	11,067	1,835,056	2,970,053
Adoption of ASC606	—	—	—	—	—	—	—	1,200,622	1,200,622
Share-based awards provided to employees	688,308	688,308	—	—	—	85,188	—	—	85,188
Share-based awards provided to employees of consolidated group of CreditEase	1,101,110	1,101,110	1	—	—	84,926	—	(84,927)	—
Dividends to shareholders	—	—	—	—	—	—	—	(106,626)	(106,626)
Repurchase of ordinary shares	—	(4,000)	—	4,000	(254)	—	—	—	(254)
Foreign currency translation adjustment	—	—	—	—	—	—	7,737	—	7,737
Unrealized losses on available-for-sale investments	—	—	—	—	—	—	(2,414)	—	(2,414)
Net income	—	—	—	—	—	—	—	966,605	966,605

Balance as of December 31, 2018	123,132,842	123,128,842	77	4,000	(254)	1,293,968	16,390	3,810,730	5,120,911

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income	1,116,398	1,371,783	966,605	140,587
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	10,609	23,729	39,434	5,736
Disposal of property, equipment and software	34	(55)	(46)	(7)
Fair value adjustments related to Consolidated ABFE	19,735	40,124	(246,284)	(35,821)
Share-based compensation	17,223	81,979	85,188	12,390
Allowance for contract assets	—	—	667,846	97,135
Changes in operating assets and liabilities
Accounts receivable	54,412	7,183	12,595	1,832
Change in Consolidated ABFE related asset/liability	3,941	10,724	236,356	34,376
Prepaid expenses and other assets	(220,040)	(595,763)	519,589	75,571
Amounts due from/to related parties	93,152	49,391	149,870	21,798
Accrued expenses and other liabilities	297,817	679,142	(432,693)	(62,933)
Accounts payable	9,192	20,150	(3,492)	(508)
Liabilities from quality assurance program and guarantee	924,668	1,322,948	(2,783,998)	(404,916)
Deferred tax assets/liabilities	(260,540)	(353,410)	669,161	97,325
Deferred revenue	46,834	58,588	(78,088)	(11,357)
Contract assets	—	—	(842,257)	(122,501)
Contract cost	—	—	(32,335)	(4,703)
Refund liability	—	—	252,367	36,705

Net cash provided by /(used in) operating activities	2,113,435	2,716,513	(820,182)	(119,291)

Cash Flows from Investing Activities:
Purchase of property, equipment and software	(29,973)	(70,551)	(52,220)	(7,595)
Disposal of property, equipment and software	11	140	123	18
Purchase of held-to-maturity investments	(238,917)	(943,212)	(612,501)	(89,085)
Redemption of held-to-maturity investments	170,000	1,031,273	306,804	44,623
Purchase of available-for-sale investments	(1,238,500)	(2,988,777)	(1,266,379)	(184,187)
Proceeds on disposal of available-for-sale investments	80,500	3,181,763	1,398,500	203,403
Investment in preferred shares	—	(2,710)	(3,962)	(576)
Investment in loans at fair value	(299,956)	(752,801)	(1,149,731)	(167,221)
Principal payment of loans at fair value	135,172	270,278	861,994	125,372
Loan to a related party	—	(100,000)	—	—
Loans to third parties	—	—	(277,000)	(40,288)
Principal collection of loans to third parties	—	—	104,929	15,261

Net cash used in investing activities	(1,421,663)	(374,597)	(689,443)	(100,275)

Cash Flows from Financing Activities:
Proceeds from issuances of ABFE	472,500	197,730	—	—
Principal payments to ABFE	(315,378)	(491,942)	(91,502)	(13,308)
Payments of initial public offering cost	(21,824)	—	—	—
Dividends paid to shareholders	—	(605,238)	(106,626)	(15,508)
Proceeds from transfer of beneficiary rights under repurchase agreement	—	50,000	—	—
Principal payments to financial assets sold under repurchase agreements	—	—	(20,000)	(2,909)
Loan from a third party	—	—	324,000	47,124
Principal payments to a third party	—	—	(131,581)	(19,138)
Repurchase of ordinary shares	—	—	(254)	(37)

Net cash provided by /(used in) financing activities	135,298	(849,450)	(25,963)	(3,776)

Effect of foreign exchange rate changes	29,356	(16,109)	3,631	528

Net increase in cash, cash equivalents and restricted cash	856,426	1,476,357	(1,531,957)	(222,814)
Cash, cash equivalents and restricted cash, beginning of year	1,330,085	2,186,511	3,662,868	532,742

Cash, cash equivalents and restricted cash, end of year	2,186,511	3,662,868	2,130,911	309,928
Supplemental disclosures of cash flow information:
Income taxes paid, net	65,890	302,188	311,620	45,323
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	968,225	1,857,175	2,028,748	295,069
Restricted cash	1,218,286	1,805,693	102,163	14,859
Total cash, cash equivalents, and restricted cash	2,186,511	3,662,868	2,130,911	309,928

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.                     ORGANIZATION AND PRINCIPAL ACTIVITIES

Yirendai Ltd. (the “Company” or “Yirendai”) was incorporated under the laws of the Cayman Islands in September 2014 by CreditEase Holdings (Cayman) Limited (“CreditEase”). CreditEase is engaged in providing services for both online and offline marketplace connecting borrowers and investors as well as wealth management services in People’s Republic of China (“PRC”) through its subsidiaries and consolidated variable interest entities. The Company, its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) provide services for online marketplace connecting borrowers and investors in the PRC.

The Group entered into non-competition arrangement with CreditEase, under which they agreed not to compete with each other’s core business. CreditEase agreed not to compete with the Group in a business that is of the same nature as (i) the online consumer finance marketplace business currently conducted or contemplated to be conducted by the Group as of the date of the agreement and (ii) other businesses that the Group and CreditEase may mutually agree from time to time. The Group agreed not to compete with CreditEase in the business conducted by CreditEase, other than (i) the online consumer finance marketplace business operated by the Group as of the date of the agreement and (ii) other businesses that the Group and CreditEase may mutually agree from time to time. Transactions between the Group and CreditEase are referred to as related party transactions.

As of December 31, 2018, the Company’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries

Yirendai Hong Kong Limited (“Yirendai HK”)	October 8, 2014	Hong Kong	100%	Investment holding

Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd. (“Heng Ye”)	January 8, 2015	PRC	100%	Provision of consultancy information technology support

Chongqing Heng Yu Da Technology Co., Ltd. (“Heng Yu Da”)	March 21, 2016	PRC	100%	Provision of services relating to IT, system maintenance and customer support

Yi Ren Information Consulting (Beijing) Co., Ltd. (“Yi Ren Information”)	August 10, 2017	PRC	100%	Provision of borrower acquisition and referral services to institutional funding providers

Chongqing Heng Lang Sheng Technology Co., Ltd. (“Heng Lang Sheng”)	May 7, 2018	PRC	100%	Provision of services relating to IT, system maintenance

Chongqing Heng Xin Xin Technology Co., Ltd. (“Heng Xin Xin”)	May 7, 2018	PRC	100%	Provision of services relating to IT, system maintenance

Variable interest entities

Heng Cheng Technology Development (Beijing) Co., Ltd. (“Heng Cheng”)	September 15, 2014	PRC	Consolidated VIE	Services for online marketplace connecting borrowers and investors

Huijin No.28 Single Capital Trust E1 (“Trust No.1”)	October 16, 2015	PRC	Consolidated VIE	Investment in loans through the Company’s platform

Yiren Elite Loan Trust Beneficial Right Asset Backed Special Plan (“ABS plan”)	April 22, 2016	PRC	Consolidated VIE	Host of Beneficial Right Asset

Huijin No.28 Single Capital Trust E2 (“Trust No.2”)	July 8, 2016	PRC	Consolidated VIE	Investment in loans through the Company’s platform

Yiren Financial Information Services (Beijing) Co., Ltd. (“Yi Ren Wealth Management”)	October 13, 2016	PRC	Consolidated VIE	Wealth Management Consulting Service

Bohai Trust • Zhong Yi Property Trust No.1 (“Zhong Yi Trust”)	April 5, 2017	PRC	Consolidated VIE	Host of Beneficial Right Asset

Huijin No.28 Single Capital Trust E3 (“Trust No.3”)	June 27, 2017	PRC	Consolidated VIE	Investment in loans through the Company’s platform

Bohai Trust • Yirendai Personal Loan Single Capital Trust (“Bohai Trust No.1”)	October 25, 2017	PRC	Consolidated VIE	Investment in loans through the Company’s platform

Huijin No.28 Single Capital Trust E4 (“Trust No.4”)	January 25, 2018	PRC	Consolidated VIE	Investment in loans through the Company’s platform

Huijin No.56 Collective Capital Trust E1 (“Trust No.5”)	April 4, 2018	PRC	Consolidated VIE	Investment in loans through the Company’s platform

Yi Heng No.1 Property Right Trust (“Yi Heng No.1 Trust”)	June 1, 2018	PRC	Consolidated VIE	Host of Beneficial Right Asset

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.                        ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

The Company’s business is mainly carried out through two PRC operation entities, Heng Cheng and Yi Ren Wealth Management, which were incorporated in the PRC in September 2014 and October 2016, respectively. As the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required, the Company, via its wholly-owned subsidiaries in the PRC, Heng Ye and Heng Yu Da, entered into a series of agreements with Heng Cheng and Yi Ren Wealth Management and their shareholders. Consequently, Heng Ye and Heng Yu Da became the primary beneficiary of Heng Cheng and Yi Ren Wealth Management, respectively and consolidates Heng Cheng and Yi Ren Wealth Management (see VIE arrangements in Note 2).

In August 2017, the Group further established another wholly-owned subsidiary, Yi Ren Information, which engages in providing of borrower acquisition and referral services to institutional funding providers.

Starting from 2015, the Group began to expand its investor base from individual investors to institutional investors, who invest in the loans from the Group’s platform through a series of arrangements among assets backed financial entities. The Group consolidated such assets backed financial entities if the Group is considered as their primary beneficiary.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Risks in relation to the VIE structure — continued

The following financial statement amounts and balances of the VIE Companies were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Assets
Cash and cash equivalents	1,148,818	1,100,442	160,053
Restricted cash	1,701,454	—	—
Accounts receivable	783	521	76
Contract assets, net	—	1,852,537	269,440
Contract cost	—	139,117	20,234
Prepaid expenses and other assets	1,025,160	572,444	83,259
Amounts due from related parties	117,222	121,464	17,666
Available-for-sale investments	618,500	550,000	79,994
Property, equipment and software, net	2,078	3,873	563
Deferred tax assets	798,345	182,256	26,508

Total assets	5,412,360	4,522,654	657,793

Liabilities
Accounts payable	33,444	28,914	4,205
Amounts due to related parties	53,149	215,165	31,294
Liabilities from quality assurance program	2,775,949	—	—
Deferred revenue	222,906	275,825	40,117
Accrued expenses and other liabilities	1,063,631	752,649	109,468
Refund liability	—	252,367	36,705
Deferred tax liability	—	497,913	72,420

Total liabilities	4,149,079	2,022,833	294,209

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Net revenue	3,237,768	5,414,978	5,497,782	799,619
Net income	1,445,081	2,237,924	1,439,506	209,368

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Net cash provided by /(used in) operating activities	2,415,204	3,244,633	(349,597)	(50,847)
Net cash (used in) /provided by investing activities	(471,321)	(220,359)	3,357	488

In accordance with the VIE contractual arrangements, the Foreign Owned Subsidiaries have the power to direct activities of the VIE Companies, and can have assets transferred out of the VIE Companies. There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 15 for disclosure of restricted net assets.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Consolidated Assets Backed Financing Entities

As part of the Group’s strategy to expand its investor base from individual investors to institutional investors, the Group established a business relationship with certain trusts or ABS plan which were administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by the Group on its platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers.

The Group provides loan facilitation and post-origination services to the trusts. The Group also has power to direct the activities that have most significant impact on the economic performance of the ABFE by providing the loan servicing and default loan collection services of the trusts.

Through the transaction fees charged, guarantee deposit, and direct investment, the Group has the right to receive benefits or bear losses from the ABFE that could potentially be significant to the ABFE. The Group provides certain level of guarantee in the form of a security fund in the amount of 6% of the total loan principal to the Trust No.1 to protect the trust beneficiaries. The guarantee provided is considered variable consideration held by the Group. The Group holds significant variable interest in Trust No.1 through the transaction fee charged and guarantee provided in the form of security deposit, and holds significant variable interest in Trust No.2 through the transaction fee charged. The Group also holds significant variable interest in other ABFE through direct investment.

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

The following financial statement amounts and balances of the Consolidated ABFE were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Assets
Restricted cash	82,990	68,623	9,981
Prepaid expenses and other assets	3,535	3,111	452
Loans at fair value	791,681	1,038,225	151,004
Held-to-maturity investments	9,944	15,641	2,275

Total assets	888,150	1,125,600	163,712

Liabilities
Accounts payable	380	1,253	182
Payable to investors at fair value	113,445	7,693	1,119
Accrued expenses and other liabilities	7,131	9,544	1,388

Total liabilities	120,956	18,490	2,689

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Net revenue	—	—	—	—
Net (loss) /income	(19,735)	(40,124)	254,862	37,068

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Net cash provided by operating activities	6,591	12,713	240,066	34,916
Net cash used in investing activities	(169,680)	(487,572)	(247,985)	(36,068)
Net cash provided by / (used in) financing activities	157,121	(294,213)	(91,502)	(13,308)

All assets of Consolidated ABFE are collateral for ABFE’s obligations and can only be used to settle the ABFE’s obligations.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements are estimates and judgments applied in revenue recognition, contingent liabilities of quality assurance program, fair value measurement of quality assurance program, loans at fair value, payable to investors at fair value, available-for-sale investments, share-based compensation and income tax.

Revenue recognition

The Group provides services as an online marketplace connecting borrowers and investors. The four major deliverables provided are loan facilitation services, quality assurance program for periods prior to May 2018, post-origination services (e.g. cash processing, collection and SMS services) and account management services (automated investing tool).

The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

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

In order to be more competitive by providing a certain level of assurance to the investors, the Group historically reimburses the loan principal and interest to the investor in case of borrower’s default and then collects the amounts either from borrowers through its collection team or a guarantee company.

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

Starting from January 1, 2015, the Group launched an investor protection service in the form of a financial guarantee called the quality assurance program. If a loan originated on or after January 1, 2015 defaults, the Group guarantees the principal and accrued interest repayment of the defaulted loan up to the balance of the quality assurance program on a portfolio basis. The quality assurance program being set aside equals to a fixed percentage of the total loan facilitation amount. The Group reserves the right to revise the percentage upwards or downwards as a result of the Group’s continuing evaluation of factors such as market dynamics as well as its product lines, profitability and cash position.

In October 2016, the Group launched a new program named “Top-up Program” to facilitate a new loan for an existing qualified borrower with the termination of his prior loan. When a new loan contract is signed under “Top-up Program”, the previous loan contract is extinguished immediately. Top-up Program is a service provided to qualified borrowers to enhance customer experience and serve their lifelong credit needs. The fee structure of loans facilitated under the Top-up program is the same as other loan products except that the Group offers a credit of upfront fee of the existing loan to encourage the generation of the new loan. The new loan contract qualifies as a contract modification under ASC 606-10-25-10, and which was accounted as a prospective separate contract as it meets the requirements of ASC 606-10-25-12.

From August 2017 to December 2017, the Group cooperated with Zhejiang Chouzhou Commercial Bank (“Chouzhou Bank”) to furnish the borrower referral and facilitation services to Chouzhou Bank. The Group provided guarantee deposits to Chouzhou Bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. The Group also undertakes to repay Chouzhou Bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to Chouzhou Bank, the Group will obtain the creditor’s rights in respect of the relevant default amount.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

To ensure compliance with regulatory requirements, starting from January 2018, the Group entered into a three-year business agreement with PICC Property and Casualty Company Limited (“PICC”). Pursuant to the business agreement, PICC provides surety insurance for loans newly facilitated through the Group’s online marketplace with 12-month term and with an amount not exceeding RMB200,000 (approximately US$29,089).Under the arrangement, borrowers purchase surety insurance and pay insurance premium to the insurance company directly. The insurance company will reimburse the principal and expected interest to investors in the event of borrowers’ default within the agreed insurance policy.

Since March 2018, the Group began to cooperate with guarantee companies to establish a credit assurance program. Under the credit assurance program, the guarantee companies either i) provide guarantee for loans facilitated through the Group’s online marketplace for the assurance that investors’ principal and interest would be repaid in the event of loan defaults, and can further obtain guarantee by purchasing credit insurance from PICC; or ii) set up and manage a reserve fund, using payments collected from borrowers directly, to compensate investors for their potential loss due to loan default up to the cash available in the fund. Subsequently in May 2018, the Group discontinued the operation of quality assurance program by transferring all liabilities associated with the quality assurance program to a third-party guarantee company at an estimated fair value. The Group no longer bears any guarantee obligations and therefore does not record any guarantee liability on its consolidated financial statement. Since then, loans facilitated on the Group’s platform are either covered by the credit assurance program operated by the guarantee companies or PICC’s surety insurance program.

Revenue recognition before adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)”

Multiple element revenue recognition

The Group considers the loan facilitation services, the quality assurance program and post-origination services as a multiple deliverable revenue arrangement. The Group has concluded that although it does not sell those services independently, all three deliverables have standalone value as others do sell them independently in the market and they have value to the customer independently. Thus, all non-contingent fees are allocated among these three deliverables. Under the guarantee model, the total fees are allocated based upon the relative selling price of the loan facilitation services and post origination services.

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

Although other vendors may sell these services separately, TPE of selling price of the loan facilitation services and automated investing tool services (part of post-origination services) does not exist as public information is not available regarding what the Group’s competitors may charge for those services. As a result, the Group generally uses its best estimate of selling prices (“BESP”) of loan facilitation services and automated investing tool services as the basis of revenue allocation. In estimating its selling price for the loan facilitation services and automated investing tools services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Collectability of fees— continued

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

Revenue recognition before adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” — continued

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

Other revenue

Other revenue includes penalty fee for loan prepayment (for loans originated before December 31, 2014) and late payment, one-time fees for transferring loans over the secondary loan market, and commission fee received from other Fintech companies. The penalty fee, which are fees paid to the investors that are assigned to the Group by the investors, will be received as a certain percentage of past due amounts in case of late payment or a certain percentage of interest over the prepaid amount of loan principal in case of prepayment. The Group refers potential borrowers to other Fintech companies and charges them commission fee. Commission fee revenue is recognized when successful referral was completed by the Group.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” with modified retrospective method

The Group adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606 on January 1, 2018 using the modified retrospective method. The Group recognized the cumulative effect of applying the new revenue standard as an adjustment to the beginning balance of retained earnings. The comparative information is not restated and continues to be reported under the accounting standards in effect for the period presented.

Under Topic 606, the core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

•                  Step 1: Identify the contract(s) with a customer

•                  Step 2: Identify the performance obligations in the contract

•                  Step 3: Determine the transaction price

•                  Step 4: Allocate the transaction price to the performance obligations in the contract

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

All of the Group’s revenue for the year ended December 31, 2018 were generated from PRC China. The following table illustrates the disaggregation of revenue in 2018:

Year ended December 31, 2018
RMB
Net revenue:
Loan facilitation service	3,413,052
Post-origination service	290,728
Account management service	1,625,461
Others	291,487

Total net revenue	5,620,728

The Group determines its customers to be both the investors and borrowers. The Group assesses ability and intention to pay the service fees of both borrowers and investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. The Group considers the loan facilitation services, quality assurance program for periods prior to May 2018, and post-origination services as three separate services of which the quality assurance program is accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

The Group determines the transaction price of loan facilitation service and post-origination service to be the service fees chargeable from the borrowers, net of value-added tax. The transaction price includes variable consideration in the form of prepayment risk of the borrowers. The Group reflects, in the transaction price, the borrower prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee service, if any, and two performance obligations.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” with modified retrospective method — continued

The Group first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post origination services using their relative standalone selling prices consistent with the guidance in Topic 606. The Group does not have observable standalone selling price information for the loan facilitation services or post origination services because it does not provide loan facilitation services or post origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgments. The Group uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors. However, for post origination services, given the main service is about loan collecting, the Group can refer to other companies performing the same services, therefore a direct observable standalone selling price for similar services in the market is available to the Group.

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services, if any, are recognized at the expiry of the guarantee term.

Remaining performance obligations represents the amount of the transaction price for which service has not been performed under post-origination services. The Group charges upfront fees for loan products. The upfront fee, if any, is deducted from loan proceeds at origination and the remaining consideration is collected in equal payments on a monthly basis. When the upfront fee is not sufficient to cover the relative standalone selling price of facilitation services performed, a corresponding or contract asset is recognized (see accounting policy for contract balances). For upfront fees that are partially refundable to the borrowers, the Group estimated the refund based on historical prepayment probability and the corresponding predetermined refundable amount, and recorded a corresponding refund liabilities upon receiving such fees.

The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination service were RMB685.9 million (US$99.8 million) as of December 31, 2018, among which approximately 53% of the remaining performance obligations will be recognized over the following 12 months, respectively, with the remainder recognized thereafter.

Disclosure related to modified retrospective adoption of ASC 606

The Group recorded an increase to opening accumulated retained earnings of approximately RMB1.2 billion (US$0.2 billion) as of January 1, 2018 due to the cumulative impact of adopting ASC 606.

The impacts of the adoption of ASC 606 in the year ended December 31, 2018 on Consolidated Statement of Income are shown below.

Impacted Consolidated Statement of Income Items	As Reported	Impacts of ASC606 Adoption	Balances without ASC 606 Adoption
	RMB	RMB	RMB
Net revenue	5,620,728	(1,056,205)	4,564,523
Operating costs and expenses:
Sales and marketing	2,525,876	103,919	2,629,795
Allowance for contract assets	667,846	(667,846)	—
Income tax expense	194,287	(118,463)	75,824
Net income:	966,605	(373,815)	592,790

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” with modified retrospective method — continued

The impacts of the adoption of ASC 606 as of December 31, 2018, including the cumulative effects of the change, on Consolidated Balance Sheet are shown below.

Impacted Consolidated Balance Sheet Items	As Reported	Impacts of ASC606 Adoption	Balances without ASC 606 Adoption
	RMB	RMB	RMB
Assets:
Contract assets, net	1,891,438	(1,891,438)	—
Contract cost	139,965	(139,965)	—
Deferred tax assets	184,136	(84,387)	99,749

Liabilities:
Deferred revenue	275,825	548,897	824,722
Accrued expenses and other liabilities	1,088,372	(334,980)	753,392
Refund liability	252,367	(252,367)	—
Deferred tax liabilities	502,903	(502,903)	—

Equity:
Retained earnings	3,810,730	(1,574,437)	2,236,293

The adoption of ASC 606 had no transition impact on cash provided by or used in operating, financing or investing activities reported in the Group’s consolidated statement of cash flows.

Account management services revenue

Under ASC 606, the transaction price of account management service is the management fee charged to investor monthly as the excess of actual return over the expected return. The service fees derived from investors using the automated investment tool are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment tool are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the investors. The Group records service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The revenue of service fee recognized under ASC 606 for the year ended December 31, 2018 was RMB1,625,461. The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to account management services were RMB850.4 million (US$123.7 million) as of December 31, 2018, among which approximately 91% of the remaining performance obligations will be recognized over the following 12 months, respectively, with the remainder recognized thereafter.

Customer incentives

The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of contract price in accordance with ASC 606.

Under the membership reward program, investors earn Yiren coin that can be redeemed in subsequent purchase. Yiren coin earned by investors represent a material right to free or discounted goods or services in the future, which is accounted for as a separate performance obligation under ASC 606. For transactions that granted Yiren coins to the investors, a portion of transaction price is deferred for the obligation related to the Group’s Yiren coins, which is the estimated value of the Yiren coins that are expected to be used incorporating estimated breakage based on historical redemption patterns. The revenue associated with Yiren coins is deferred until the points are redeemed. As of December 31, 2018, the liabilities related to Yiren coins was immaterial.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Contract assets

Under ASC 606, contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to the customer before payment is due. The Group’s right to consideration for the monthly fees of facilitation service is conditional on the borrowers’ actual payment, as the borrower had the right to early terminate the loan contract prior to the loan maturity and are not obligated to pay the remaining monthly fees. As such, the Group records a corresponding contract asset for the monthly service fees allocated to loan facilitation service and post-origination service that have already been delivered in relation to loans facilitated on the Group’s platform when recognizing revenue from loan facilitation service and post-origination service. No accounts receivable is recorded since the Group does not have unconditional right to the consideration if the borrowers choose to early terminate and are not obligated to pay the remaining service fees in relation to the loans facilitated. Contract assets represent the Group’s right to consideration in exchange for facilitation services that the Group has transferred to the customer before payment is due. The Group only recognizes contract assets to the extent that the Group believes it is probable that they will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. The contract assets will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. The contract assets net of allowance as of December 31, 2018 is RMB1,891,438 (US$275,098).

Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Contract assets is stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. In determining whether an impairment loss should be recorded in the financial statements, the Group makes judgements as to whether there is any observable date indicating that there is a measureable decrease in the estimated future cash flows from contract assets. This evidence may include observable date indicating that there has been an adverse change in the borrower’s credit risk, or national or local economic conditions that correlate with defaults on loans. When contract assets are assessed for impairment, the entity uses estimates based on historical borrower’s credit risk. The historical borrower’s credit risk is adjusted on the basis of the relevant observable date that reflects current economic conditions. The Group reviews regularly the methodology and assumptions used for estimating the amount of collectable contract assets.

Contract assets is identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. The Group will write off contract assets and corresponding allowance if any repayment of the underlying loan is 90 days past due.

Contract assets as of December 31, 2018 are as follows:

Contract assets	2,425,686
Allowance	(534,248)
Contract assets, net	1,891,438

The contract assets as of January 1, 2018 is RMB2,365,129 (US$343,994) related to the adoption of ASC606.

The following table present the movement of allowance for contract assets as of December 31, 2018:

Allowance
RMB
As of December 31, 2017	—
Adjustment related to ASC 606 adoption	648,101
Adjusted opening balance as of January 1, 2018	648,101
Allowance for contract assets	667,846
Write-off	(781,699)
As of December 31, 2018	534,248

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Contract cost

The Group pays commissions for successful referring of borrowers or investors to the Group’s platform. The commissions paid based on successful referrals are considered as contract acquisition cost, and are capitalized when the commission becomes payable. The amount of amortization in the year ended December 31, 2018 is RMB91,431 (US$13,298). The acquisition cost of certain contracts are expensed when incurred as their amortization period is one year or less.

Deferred revenue

Deferred revenue consists of post origination service fees received from borrowers upfront for which services have not yet been provided. Deferred revenue are recognized ratably as revenue when the post origination services are delivered during the loan period.

The following table presents the deferred revenue as of December 31, 2018:

As of December 31, 2017	222,906
Adjustment related to ASC 606 adoption	131,007
Adjusted opening balance as of January 1, 2018	353,913
Revenue recognized that was included in the deferred revenue balance at the beginning of the period	(170,442)
Increases due to consideration received, excluding amounts recognized as revenue during the period	92,354
As of December 31, 2018	275,825

Refund liability

A refund liability is recognized for the estimated amounts of service fees which was received but is expected to be refunded. They represent the amount of consideration received that the entity does not expect to be entitled to earn and thus is not included in the transaction price because it will be refunded to customers. The refund liability is remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue.

The Group’s refund liability is the expected refund of service fees to borrowers in the case of early repayment of loans. The refund liability as of December 31, 2018 is RMB252,367 (US$36,705). The following table sets forth the movement of the balances of refund liability:

As of January 1, 2018	—
Addition	255,894
Payouts during the year	(3,527)
As of December 31, 2018	252,367

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

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

The Group estimated the expected net charge-off rates of the loan facilitated as the weighted average of the expected net charge-off rates of loan with different risk grids. The Group developed the expected net charge-off rates based on the Group’s historical experience. In the second quarter of 2017, the Group launched its new credit scoring system and upgraded its original four risk grids system of Grade A, B, C and D to a five risk grids system of Grade I, Grade II, Grade III, Grade IV and Grade V.

To ensure compliance with regulatory requirements, starting from January 2018, the Group entered into a three-year business agreement with PICC Property and Casualty Company Limited ("PICC"). Pursuant to the business agreement, PICC provides surety insurance for loans newly facilitated through the Group's online marketplace with 12-month term and with an amount not exceeding RMB200,000 (approximately US$29,089).Under the arrangement, borrowers purchase surety insurance and pay insurance premium to the insurance company directly. The insurance company will reimburse the principal and expected interest to investors in the event of borrowers' default within the agreed insurance policy.

Since March 2018, the Group began to cooperate with guarantee companies to establish a credit assurance program. Under the credit assurance program, the guarantee companies either i) provide guarantee for loans facilitated through the Group's online marketplace for the assurance that investors' principal and interest would be repaid in the event of loan defaults, and can further obtain guarantee by purchasing credit insurance from PICC; or ii) set up and manage a reserve fund, using payments collected from borrowers directly, to compensate investors for their potential loss due to loan default up to the cash available in the fund. Subsequently in May 2018, the Group discontinued the operation of quality assurance program by transferring all liabilities associated with the quality assurance program to a third-party guarantee company at an estimated fair value. The Group no longer bears any guarantee obligations and therefore does not record any guarantee liability on its consolidated financial statement. Since then, loans facilitated on the Group's platform are either covered by the credit assurance program operated by the guarantee companies or PICC's surety insurance program.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Liabilities from quality assurance program and guarantee — continued

The Group cooperated with Chouzhou Bank from August 2017 to December 2017. The Group provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. The Group also undertakes to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon the full repayment, the Group will obtain the creditor’s rights in respect of relevant default amount. Under such agreement, the total outstanding loan balance and accrued interests which the Group would be required to make were RMB206,842 and RMB120,476 as of December 31, 2017 and 2018 respectively.

The movement of liability from quality assurance program and liability related to guarantee provided to Chouzhou Bank during the year ended December 31, 2017 and 2018 is as follows:

As of January 1, 2017	1,471,000
Provision at the inception of new loans (Note)	3,152,899
Recognition of contingent liability	43,049
Net payment	(1,873,000)

As of December 31, 2017	2,793,948
Provision at the inception of new loans (Note)	911,549
Recognition of contingent liability	419,581
Net payment	(2,873,269)
Transfer to the credit assurance program	(1,241,859)

As of December 31, 2018	9,950

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Fair value option

The Group has elected the fair value option for the assets and liabilities of the Consolidated ABFE that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. See Note 4 for further disclosure on financial instruments of the Consolidated ABFE for which the fair value option has been elected.

Fair value of financial instruments

Fair value of loans and payable to investors at fair value

The Group has elected fair value accounting for loans and related payable to investors. Changes in the fair value of loans for the period are recorded as fair value adjustments. The Group estimates the fair value of loans using a discounted cash flow valuation methodology. The fair valuation methodology considers projected prepayments and net charge off to project future losses and net cash flows on loans.

The Group has adopted the measurement alternative included in ASU 2014-13 - the collateralized financing entity (“CFE”) guidance, pursuant to which, the Group measures both the financial assets and financial liabilities of the Consolidated ABFE in its consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. The Group believes the fair value of the financial assets of the Consolidated ABFE is more observable than the fair value of the financial liability of the Consolidated ABFE. As a result, the loans of the Consolidated ABFE are measured at fair value and the payable to investors is measured in consolidation as: (i) the sum of the fair value of the loans and the carrying value of any non-financial assets that are incidental to the operations of the Consolidated ABFE less (ii) the sum of the fair value of loan default loss borne by the Group through the security deposit. The resulting amount is allocated to the individual financial liabilities (other than the beneficial interest retained by the Group) using a reasonable and consistent methodology. Since the Group holds significant variable interest in the ABFE, the variable interest retained by the Group, or the payable to investors of the ABFE, are eliminated on the consolidated financial statements. Under the measurement alternative, the Group’s consolidated net income reflects the Group’s own economic interests in the Consolidated ABFE including changes in the fair value of the beneficial interests retained by the Group.

Cash and cash equivalents

Cash and cash equivalents include the Group’s unrestricted deposits with financial institutions in checking, money market and short-term certificate of deposit accounts. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Restricted cash represents: (i) cash in quality assurance program and guarantee which is managed by the Group through restricted bank accounts; (ii) cash held by the Consolidated ABFE through segregated bank accounts which is not available to fund the general liquidity needs of the Group.

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

With the termination of the guarantee contract in relation to loan facilitated on or after January 1, 2015 with Tian Da Xin An, the Group does not record additional accounts receivable associated with uncollected transaction and service fees from borrowers and investors during the years ended December 31, 2017 and 2018, and no allowance is recorded on the balance sheet as of December 31, 2017 and 2018.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Investment

The Group’s investments consist of held-to-maturity and available-for-sale.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Share-based compensation — continued

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016, 2017 and 2018, respectively.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% and related surcharges on revenue generated from providing services. VAT is reported as a deduction to revenue when incurred and amounted to RMB314,727, RMB619,474 and RMB825,680 for the years ended December 31, 2016, 2017 and 2018, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the face of balance sheet.

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

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

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

The financial statements of the Group are translated from the functional currency into reporting currency. Assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated at the appropriate historical rates. Revenues, expenses, gains and losses are translated using the periodic average exchange rates. The resulting foreign currency translation adjustment are recorded in other comprehensive income.

Starting from the second quarter of 2016, the Company changed its reporting currency from US$ to RMB. The change in reporting currency was undertaken to better report the Company’s performance given the location of its operations are principally in China and to improve the comparability of the Company’s financial results with other publicly traded companies in the industry in China. The related financial statements prior to April 1, 2016 have been recast to RMB as if the financial statements originally had been presented in RMB since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation adjustment to the Group’s comprehensive income were a gain of RMB29,356, a loss of RMB17,979 and a gain of RMB7,737 for the years ended December 31, 2016, 2017 and 2018 respectively.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8755 on December 31, 2018, the last business day in fiscal year 2018, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB1,546,094 and RMB1,888,674 at December 31, 2017 and 2018, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, restricted cash, accounts receivable, contract assets, prepaid expenses and other assets, loans at fair value, amounts due from related parties, held-to-maturity investments, and available-for-sale investments. As of December 31, 2018, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of 500 thousands RMB at each bank. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended December 31, 2018.

There are no customers of the Group that accounted for greater than 10% of the Group’s carrying amount of accounts receivable as of December 31, 2017 and 2018.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Significant risks and uncertainties — continued

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” as modified by subsequently issued ASUs 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively ASU 2014-09). ASU 2014-09 superseded existing revenue recognition standards with a single model unless those contracts are within the scope of other standards (e.g., an insurance entity’s insurance contracts). The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Group adopted Topic 606 on January 1, 2018, using the modified retrospective transition method. The Group recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of accumulated deficit at the beginning of 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for the period presented. See Note 2 - Revenue recognition, for additional accounting policy disclosures.

In January 2016, the Financial Accounting Standard Board (“FASB”) issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” This guidance revises the accounting related to the classification and measurement of investments in equity securities as well as the presentation for certain fair value changes in financial liabilities measured at fair value, and amends certain disclosure requirements. The guidance requires that all equity investments, except those accounted for under the equity method of accounting or those resulting in the consolidation of the investee, be accounted for at fair value with all fair value changes recognized in income. For financial liabilities measured using the fair value option, the guidance requires that any change in fair value caused by a change in instrument-specific credit risk be presented separately in other comprehensive income until the liability is settled or reaches maturity. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions. A reporting entity would generally record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The adoption of ASU 2016-01 did not have a material impact on the Group’s consolidated statements.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued a new pronouncement, ASU 2018-10. The ASU provides narrow amendments to clarify how to apply certain aspects of the new lease standard. This ASU clarifies issues such as residual value guarantees, rate implicit in the lease lessee and reassessment of lease classification. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which amends FASB accounting Standards Codification (ASC) Topic 842, Leases, to (1) add an optional transition method that would permit entities to apply the new requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption, and (2) provide a practical expedient for lessors regarding the separation of the lease and non-lease components of a contract. The ASU affects the amendments in ASU No. 2016-02, which are not yet effective, but for which early adoption upon issuance is permitted. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. The Group has assessed all potential impacts of the new guidance and have determined that this guidance will have an impact on the consolidated financial statements, including significant new disclosures about leasing activities. The most significant impact relates to the Group’s operating leases and the related recognition of right-of-use assets and lease liabilities in the consolidated balance sheet. The adoption of this new guidance will not have a material impact on the Group’s consolidated statements of operations, cash flows or changes in equity. The Group will adopt this new guidance on January 1, 2019 using the transition method provided by ASU 2018-11. On adoption, the Group will elect the package of practical expedients.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Significant risks and uncertainties — continued

Recent accounting pronouncements not yet adopted — continued

In June, 2016, the FASB issued a new pronouncement ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances. The ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU is effective for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all organizations for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact of the adoption of ASU 2016-13 will have on its consolidated financial statements.

In June 2018, the FASB issued a new pronouncement, ASU 2018-07, which intended to reduce cost and complexity and to improve financial reporting for nonemployee share-based payments. The ASU expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. The Group does not believe this standard will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in ASU 2018-13 eliminate the requirements to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, valuation processes for Level 3 fair value measurements, and policy for timing of transfers between levels. ASU 2018-13 also provides clarification in the measurement uncertainty disclosure by explaining that the disclosure is to communicate information about the uncertainty in measurement as of the reporting date. In addition, ASU 2018-13 added the following requirements: changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. Finally, ASU 2018-13 updated language to further encourage entities to apply materiality when considering de minimus for disclosure requirements. The guidance will be applied retrospectively for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with the exception of amendments to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements, and the narrative description of measurement uncertainty which will be applied prospectively. Early adoption is permitted. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

3.       PREPAID EXPENSES AND OTHER ASSETS

	December 31, 2017	December 31, 2018
	RMB	RMB
Funds receivable from external payment network providers (i)	855,363	295,032
Loans to third parties (ii)	—	172,071
Funds receivable from insurance and guarantee companies (iii)	—	141,323
Prepaid VAT and surcharge tax	162,996	45,872
Prepaid expense	23,447	31,612
Others	27,184	43,386
Total	1,068,990	729,296

(i)              The Group opened accounts with external online payment service providers to collect and transfer loan funds and interest to investors or borrowers, repay and collect the default loan principal and interest. The Group also uses such accounts to collect the transaction fee and service fee. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of transaction fee, service fee received at the balance sheet date.

(ii)           The balance represents the remaining outstanding balance of a three-year loan of RMB217 million to an asset management company, carrying annual interest of 4.90% and a one-year loan of RMB60 million to a third-party guarantee company made in 2018, free of interest.

(iii)        The balance represents deposit made to the insurance and guarantee companies' accounts associated with credit assurance program and PICC's surety insurance program as disclosed in Note 2.

4.        FAIR VALUE OF ASSETS AND LIABILITIES

Assets and Liabilities Recorded at Fair Value

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition:

December 31, 2017	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	1,857,175	—	—	1,857,175
Restricted cash	1,805,693	—	—	1,805,693
Loans at fair value	—	—	791,681	791,681
Available-for-sale investments	34,753	928,500		963,253
Total Assets	3,697,621	928,500	791,681	5,417,802
Liabilities
Payable to investors at fair value	—	—	113,445	113,445
Total Liabilities	—	—	113,445	113,445

December 31, 2018	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	2,028,748	—	—	2,028,748
Restricted cash	102,163	—	—	102,163
Loans at fair value	—	—	1,075,097	1,075,097
Available-for-sale investments	82,465	750,000	—	832,465
Total Assets	2,213,376	750,000	1,075,097	4,038,473
Liabilities
Payable to investors at fair value	—	—	7,693	7,693
Total Liabilities	—	—	7,693	7,693

In accordance with ASC 820, the Group measures available-for-sale investments at fair value on a recurring basis. The fair values of the Group’s available-for-sale investments are determined based on the discounted cash flow model using the discount curve of market interest rates.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

4        FAIR VALUE OF ASSETS AND LIABILITIES— continued

Assets and Liabilities Recorded at Fair Value — continued

As the Group’s loans and related payable to investors do not trade in an active market with readily observable prices, the Group uses discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these assets and liabilities, including discount rate, default and recovery rates, and prepayment rates. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. As of December 31, 2015 and 2016, due to the adoption of ASU 2014-13, the payable to investors of the Consolidated ABFE was measured on the basis of the fair value of the loans of the Consolidated ABFE as the loans were determined to be more observable. The Group did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2017 and 2018.

Significant Unobservable Inputs

		December 31, 2017	December 31, 2018
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted- Average	Weighted- Average
Loans and payable to investors	Discount rates	12.0%	12.0%-16.4%
	Net cumulative expected loss rates (1)	9.9%-11.1%	9.9%-17.4%
	Cumulative prepayment rates (2)	13.6%	14.8%

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

The following table presents additional information about Level 3 loans, payable to investors measured at fair value on a recurring basis for the years ended December 31, 2017 and 2018.

	Loans	Payable to investors
	RMB	RMB
Balance at December 31, 2016	371,033	418,686
Purchases of loans	752,801	—
Contribution from investors of Consolidated ABFE	—	197,730
Collection of principal	(270,278)	—
Interest and penalties received	—	50,294
Deductible expenses associated with the Consolidated ABFE operating	—	(8,691)
Principal and interest payments to investors of Consolidated ABFE	—	(522,823)
Change in fair value	(61,875)	(21,751)

Balance at December 31, 2017	791,681	113,445

Changes in fair value related to balance outstanding at December 31, 2017	(66,678)	(13,394)

	Loans	Payable to investors
	RMB	RMB
Balance at December 31, 2017	791,681	113,445
Purchases of loans	1,149,731	—
Collection of principal	(861,994)	—
Interest and penalties received	—	268,565
Deductible expenses associated with the Consolidated ABFE operating	—	(27,376)
Principal and interest payments to investors of Consolidated ABFE	—	(96,336)
Change in fair value	(4,321)	(250,605)

Balance at December 31, 2018	1,075,097	7,693

Changes in fair value related to balance outstanding at December 31, 2018	(3,545)	(250,171)

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.        FAIR VALUE OF ASSETS AND LIABILITIES— continued

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

5.        INVESTMENTS

Held-to-maturity securities

As of December 31, 2018, the Group’s held-to-maturity investments mainly consisted of principal-guaranteed products that have stated maturity within one year. While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No OTTI loss was recognized for the years ended December 31, 2017 and 2018.

Available-for-sale securities

As of December 31, 2018, the Group’s available-for-sale investments mainly consisted of investments in debt securities. The Group measured the available-for-sale investments at fair value, with changes in fair value deferred in other comprehensive income. Changes in fair value of the available-for-sale investments, net of tax, for the year ended December 31, 2017 and 2018 were RMB411 and RMB2,414, respectively, recorded in other comprehensive income. No OTTI loss was recognized during the year of 2017 and 2018.

Interest income of investments of RMB72,649 and RMB36,011 were recognized in the consolidated statements of operations for the years ended December 31, 2017 and 2018, respectively.

The following table presents additional information about cost and fair value of available-for-sale investments as of December 31, 2017 and 2018:

	December 31, 2017
	Cost	Gross unrecognized holding gains / (losses)	Unrealized gain in accumulated other comprehensive income	Impact of exchange rate	Fair value
Available-for-sale investments:
Debt securities	963,660	—	(411)	4	963,253

	December 31, 2018
	Cost	Gross unrecognized holding gains / (losses)	Unrealized gain in accumulated other comprehensive income	Impact of exchange rate	Fair value
Available-for-sale investments:
Debt securities	835,404	—	(2,825)	(114)	832,465

6.        PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31, 2017	December 31, 2018
	RMB	RMB
Computer and transmission equipment	84,194	116,000
Furniture and office equipment	2,767	3,711
Leasehold improvements	6,999	9,825
Software	25,106	30,838
Total property, equipment and software	119,066	160,374
Accumulated depreciation and amortization	36,817	70,543
Property, equipment and software, net	82,249	89,831

Depreciation and amortization expense on property, equipment and software for the years ended December 31, 2016, 2017 and 2018 were RMB10,609 , RMB23,729 and RMB39,434, respectively.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.        ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31, 2017	December 31, 2018
	RMB	RMB
Accrued payroll and welfare	56,730	52,130
Tax payable	785,217	213,282
Accrued customer incentives	197,816	205,072
Accrued advertisement expense	169,827	130,203
Payable to investor of beneficiary rights under repurchase agreement (Note 2)	50,000	22,624
Funds collected on behalf of third-party guarantee companies (i)	—	231,467
Long-term borrowings (ii)	—	192,419
Other accrued expenses	37,060	41,175
Total accrued expenses and other current liabilities	1,296,650	1,088,372

(i)              Funds collected on behalf of third-party guarantee companies include the guarantee fee of RMB165 million and guarantee funds of RMB66 million under the credit assurance program as disclosed in Note 2.

(ii)           In June 2018, the Group entered into funding arrangements with a financial institution, with principal amount of RMB324 million. The final due date is 36 months after the signing date, and the annual interest rate is 11%. The borrowings are recognized at amortized cost.

8.        RELATED PARTY BALANCES AND TRANSACTIONS

The Group accounts for related party transactions based on various services agreements and reflects for all periods presented herein. Below summarizes the major related parties and their relationships with the Group, and the nature of their services provided to the Yirendai Business:

Company name	Relationship with the Group	Major transaction with the Group
CreditEase Huimin Investment Management (Beijing) Co., Ltd. (“CreditEase Huimin”)	Consolidated VIE of CreditEase	Borrower acquisition and referral services from the Group

Tian Da Xin An	Subsidiary of consolidated VIE of CreditEase (until February 2018 )	Guarantee services

Pucheng Credit Assessment and Management (Beijing) Co., Ltd. (“Pucheng Credit”)	Consolidated VIE of CreditEase	Credit assessment and collection services and guarantee services

CreditEase Puhui	Consolidated VIE of CreditEase	Borrower acquisition and referral services to/from the Group and guarantee services

Puxin Hengye Technology Development (Beijing) Co., Ltd. (“Puxin Hengye”)	Subsidiary of CreditEase	System support services

CreditEase Zhuoyue Wealth Investment & Management (Beijing) Co., Ltd. (“CreditEase Zhuoyue”)	Consolidated VIE of CreditEase	Investor acquisition and referral services

Beijing Zhicheng Credit Service Co., Ltd. (“Beijing Zhicheng”)	Consolidated VIE of CreditEase	Identity verification services

CreditEase	Parent Company	Paid in capital and loan

Hainan CreditEase Puhui Small Loan Co., Ltd. (“Hainan CreditEase”)	Consolidated VIE of CreditEase	Collection of fee from customer on behalf of the Group

CreditEase Bocheng Insurance Sales and Service Co., Ltd. (“CreditEase Bocheng”)	Consolidated VIE of CreditEase	Customer referral services from the Group

CreditEase Wealth Management (Hong Kong) Co., Ltd. (“CreditEase Wealth Management”)	Consolidated VIE of CreditEase	Medical insurance payment

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.        RELATED PARTY BALANCES AND TRANSACTIONS — continued

The following table presents information about cost and expense incurred for services provided by CreditEase for the years ended December 31, 2016, 2017 and 2018, which will be continuously provided by CreditEase:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Collection service	11,895	96,276	280,880
Acquisition and referral service	818,678	1,080,731	959,232
System support service	72,023	133,184	125,387
Credit assessment service	9,140	15,359	12,754
Cash process service	—	377	—

Total cost and expense	911,736	1,325,927	1,378,253

The Group also provides borrower/customer acquisition and referral services to CreditEase Puhui from April 1, 2015, CreditEase Huimin from February 1, 2017, and CreditEase Bocheng from May 1, 2017. The borrowers’ acquisition and referral revenue amounted to RMB1,931, RMB19,945 and RMB385 for the years ended December 31, 2016,2017 and 2018, respectively.

In addition, the Group obtained a worldwide and royalty-free license from CreditEase to use its trademarks and used the proprietary systems developed by CreditEase free of charge.

From August 2017 to December 2017, the Group cooperated with Chouzhou Bank. Under the arrangement, the Group is obligated to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon the full repayment, the Group will obtain the creditor’s rights in respect of relevant default amount. The Group’s affiliates, Pucheng Credit and CreditEase Puhui, provide joint-guarantee with the Group, free of charge.

Details of related party balances as of December 31, 2017 and 2018 are as follows:

(i)       Amounts due from related parties

	December 31, 2017	December 31, 2018
	RMB	RMB
CreditEase Huimin(Note a)	16,875	17,111
CreditEase Bocheng	13	3
Pucheng Credit (Note b)	100,334	104,350

Total	117,222	121,464

(ii)      Amounts due to related parties

	December 31, 2017	December 31, 2018
	RMB	RMB
CreditEase Puhui (Notes c and d)	53,536	116,839
Puxin Hengye (Note c)	9,273	4,183
Pucheng Credit (Note c)	6,738	100,471
Beijing Zhicheng (Note c)	1,390	2,410
CreditEase Zhuoyue (Note c)	682	—
Tian Da Xin An (Note e)	2,657	—
Hainan CreditEase (Note f)	2,268	6,753

Total	76,544	230,656

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.        RELATED PARTY BALANCES AND TRANSACTIONS — continued

(a)	Amounts due from CreditEase Huimin relate to borrowers referral service provided by the Group.

(b)

Amounts due from Pucheng Credit relate to the loan provided by the Group. This is a one-year loan with an annual interest rate of 4.35%. The principal and accrued interests of which will be paid upon maturity. The agreement has been renewed at the date of expiry with the same clauses.

(c)

Amounts relate to the provision of credit assessment, collection, system support, identity verification, borrowers and investors acquisition and referral services by the related parties to Heng Cheng and Heng Ye.

(d)

Since April 2015, the Group also provides borrower acquisition and referral service to CreditEase Puhui, receivables from CreditEase Puhui in relation to such service is netted off with amount due to CreditEase Puhui.

(e)

Under the guarantee model, for providing the guarantee service to the investors on the principal and interest, Tian Da Xin An charges the investors at a rate of 10% based on monthly interest on loans as servicing fee, which is to be collected by the Group on behalf of the guarantee company. The Group pays the investors the principal and interest on loans that default, and collects the associated unpaid transaction fee in accordance with the guarantee arrangement from Tian Da Xin An. The balance of amount due to Tian Da Xin An as of December 31, 2017 represents the net amount of service fee payable and the receivable amount arising from guarantee service, including default principal and interest on loans as well as the associated default uncollectible transaction fee. Since February 2018, Tian Da Xin An is no longer a related party of the Group as the shareholders of Tian Da Xin An was changed into unrelated parties.

(f)	Amounts due to Hainan CreditEase mainly represent fees collected from customer on behalf of Hainan CreditEase.

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

Since January 1, 2014, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2014 of the Group’s PRC subsidiaries and VIEs, remain subject to tax audits as of December 31, 2018, at the tax authority’s discretion.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

9.        INCOME TAXES — continued

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

Income tax expense/ (benefit) is comprised of the following:

	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB
Current tax (i)	246,591	734,617	(474,874)
Deferred tax (i)	(260,540)	(353,410)	669,161
Total	(13,949)	381,207	194,287

Reconciliation between the income tax at PRC statutory tax rate and income tax expense is as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Income before provision for income taxes	1,102,449	1,752,990	1,160,892
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	275,612	438,248	290,223
Non-deductible expenses	2,101	15,968	485
Effect of income not taxable	—	—	(28,996)
Effect of tax holiday and preferential tax rate	(265,545)	(167,870)	(93,121)
Effect of tax losses not recognized	165	299	903
Adjustment on current income tax of the previous periods (ii)	(33,633)	(44)	(7,119)
Effect of different tax rates of subsidiaries operating in other jurisdictions	7,351	23,329	23,189
Effect of withholding income tax	—	71,277	8,723
Income tax (benefit) / expense	(13,949)	381,207	194,287

The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	265,545	167,870	93,121
The aggregate effect on basic and diluted net income per share:
- Basic	2.2458	1.3936	0.7618
- Diluted	2.2326	1.3731	0.7492

(i)

As discussed in Note 2, starting from May 2018, the Group no longer provides quality assurance services to investors and related assurance program liability was derecognized. The reversal of deferred tax assets associated with assurance program liability resulted in a decrease in deferred tax assets with a corresponding decrease in income tax payable. As a result, the current tax portion of income tax expense for the year ended December 31, 2018 was a net income tax benefit.

(ii)	Adjustment on current income tax of the previous periods represented the adjustment according to final annual income tax filing with the PRC tax authorities.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

9.        INCOME TAXES — continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	December 31, 2017	December 31, 2018
	RMB	RMB
Deferred tax assets: (i)
Liabilities from quality assurance program and guarantee	696,237	1,244
Deferred revenue	55,727	68,956
Refund liability	—	63,092
Accrued expenses	49,125	50,844
Total	801,089	184,136

Deferred tax liabilities: (i)
Withholding tax on cash dividend from PRC	11,277	—
Contract assets, net	—	467,997
Contract cost	—	34,906
Total	11,277	502,903

(i)	Deferred tax assets and deferred tax liabilities as of December 31, 2018 included the cumulative adjustment upon adoption of ASC 606 as of January 1, 2018, which was 16,746 and 456,165 respectively.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2017 and 2018, no allowance has been recorded for the deferred tax assets.

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

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2016, 2017 and 2018. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2017.

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from PRC-resident enterprises, such as the Company’s PRC subsidiaries. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that Yirendai HK will apply the 10% withholding tax rate. On July 29, 2017, the board of directors (the “Board”) of the Company approved a special cash dividend of RMB5.0845 (US$0.75) per ordinary share of the Company (or RMB10.1690 (US$1.50) per American depositary share of the Company, which was paid on October 16, 2017 to holders of the Company’s ordinary shares of record as of the close of business on September 29, 2017. On July 29, 2017, the Board also approved a semi-annual dividend policy. Under this policy, semi-annual dividends will be set at an amount equivalent to approximately 15% of the Company’s anticipated net income after tax in each half year commencing from the second half of 2017, which will be derived from the earnings of the Group’s PRC. As a result, the Company incurred and paid withholding tax of RMB60.0 million for the special cash dividend in August 2017, and accrued deferred tax liabilities of RMB11.28 million related to semi-annual dividends as of December 31, 2017, which was subsequently paid in May, 2018. On August 14, 2018, the Board decided to terminate the Semi-annual Dividend Policy going forward. As a result, no dividend was announced and no withholding tax was recorded in 2018.

Aggregate undistributed earnings of the Company’s VIE companies located in the PRC that are available for distribution to the Company were approximately RMB2,061.5 million as of December 31, 2018. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries and VIEs. However, aggregate undistributed earnings of the Company’s subsidiaries and VIEs located in the PRC that are available for distribution at December 31, 2018 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.      SHARE-BASED COMPENSATION

Share incentive plan

In September 2015, the Company adopted the 2015 Share Incentive Plan (the “2015 Plan”), and in July 2017, the Company adopted the 2017 Share Incentive Plan (the “2017 Plan”), which permits the grant of three types of awards: options, restricted shares and restricted share units. Persons eligible to participate in the 2015 Plan and the 2017 Plan includes employees (including part-time employees) and directors of the company or any of affiliates, which include the Company’s parent company, subsidiaries and any entities in which the parent company or a subsidiary of the Company holds a substantial ownership interest. According to resolutions of the board of directors and the shareholders of the Company in July 2017, the 2015 Plan was amended. Under the amended 2015 plan, the maximum ordinary shares available for issuance were decreased to 3,939,100. Under the 2017 Plan, the maximum of 6,060,900 ordinary shares were reserved for issuance.

The Company approved three grants of restricted share units to directors and employees of the Group and CreditEase and its consolidated subsidiaries and VIEs. On July 1, 2016, 4,034,100 restricted share units was granted under 2015 Plan. On July 1, 2017 and 2018, 3,744,782 and 2,488,540 restricted share units was granted under 2017 Plan. Approximately 59.9%, 34.1% and 31.9% of the share awards were immediately vested and the rest is expected to be vested in various days up to four and five years, respectively. The grant date fair value of the awards was US$7.25, US$12.50 and US$10.61 per ordinary share, which was determined based on the closing price of the Company’s ADSs on NYSE on July 1, 2016, 2017 and 2018, respectively.

Out of all the restricted shares granted, 524,000 restricted share units were granted to directors and employees of the Group under 2015 Plan, 2,251,202 and 1,071,040 restricted share units under 2017 Plan. The awards granted to the employees of the Group are recognized as share-based compensation expense and measured based on the fair value as of the grant date. The Company recognized compensation expenses in general and administrative expense of RMB17,223, RMB81,979 and RMB85,188 for the years ended December 31, 2016, 2017 and 2018.

The remaining 3,510,100 restricted shares were granted to employees of CreditEase and its consolidated subsidiaries and VIEs under 2015 Plan, 1,493,580 and 1,417,500 restricted share units under 2017 Plan. The awards granted to employees of CreditEase and its subsidiaries were deemed dividend from the Company to Parent as the employees of CreditEase do not provide service directly related to the Company. The awards are measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB124,210, RMB108,604 and RMB84,927 for the years ended December 31, 2016,2017 and 2018 respectively.

Restricted Share Units

The following table sets forth a summary of restricted share units activities:

	Number of Restricted Shares	Weighted-Average Grant-Date Fair Value
		US$
Outstanding at December 31, 2017	3,227,428	11.02
Granted	2,488,540	10.61
Vested	(1,789,418)	10.61
Forfeited	(240,880)	11.53
Outstanding at December 31, 2018	3,685,670	10.91

As of December 31, 2018, unrecognized compensation cost related to unvested awards granted to employees of the Group, adjusted for estimated forfeitures, was RMB101,193. This cost is expected to be recognized over 3.2 years on an accelerated basis.

As of December 31, 2018, unrecognized deemed dividend related to unvested awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs, adjusted for estimated forfeitures, was RMB54,477. Such deemed dividend will be recorded over 3.1 years on an accelerated basis.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.      SHARE REPURCHASE PROGRAM

In June 2018, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$20 million worth of its ADSs. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

During the year ended December 31, 2018, the Company had repurchased 2,000 ADSs for RMB254 (US$37) on the open market, at a weighted average price of US$18.46 per ADS. The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

12.      NET NCOME PER SHARE AND NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table details the computation of the basic and diluted net income per share:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net income	1,116,398	1,371,783	966,605
Denominator:
Weighted average number of ordinary shares outstanding, basic	118,240,414	120,457,573	122,244,231
Plus incremental weighted average ordinary shares from assumed vesting of restricted share units using the treasury stock method	696,668	1,799,265	2,044,872
Weighted average number of ordinary shares outstanding, diluted	118,937,082	122,256,838	124,289,103

Basic income per share	9.4418	11.3881	7.9072
Diluted income per share (i)	9.3865	11.2205	7.7771

(i)	No RSUs were excluded from the computation of diluted earnings per common share for 2016, 2017 and 2018 because their effect were dilutive.

13.      SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operation when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

All of the Group’s revenue for the years ended December 31, 2016, 2017 and 2018 were generated from the PRC.

As of December 31, 2017 and 2018, all of long-lived assets of the Group were located in the PRC.

14.      EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB43,874 , RMB66,190 and RMB66,959 for the years ended December 31, 2016, 2017 and 2018, respectively.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.      STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC entities. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2016, 2017 and 2018.

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of December 31, 2017 and December 31, 2018, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entity in the Group not available for distribution amounted to RMB926,417, and RMB669,291, respectively (including the statutory reserve fund of RMB305,512 and RMB50,386 as of December 31, 2017 and 2018, respectively).

16.      COMMITMENTS AND CONTINGENCIES

Operating lease as lessee

The Group leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2016, 2017 and 2018 were RMB22,835, RMB21,575, RMB26,040, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending	RMB
2019	18,087
2020	18,106
2021	16,769
2022	1,359
2023 and thereafter	—

Contingencies

Before July 2018, the Group had not made adequate contributions to employee benefit plans as required by applicable PRC laws and regulations. The related amount has been fully accrued.

The Group has no reasonably possible losses in addition to amounts accrued as of December 31, 2017 and 2018.

17.      SUBSEQUENT EVENTS

In March 25, 2019, the Group entered into definitive agreements relating to a business realignment with CreditEase, the controlling shareholder of the Group, to better serve its investors and borrowers. Pursuant to the definitive agreements, the Group will assume certain business operations, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, financial leasing, SME lending, and other related services or businesses (the “Target Businesses”) from CreditEase and its affiliates, for a total consideration of 106,917,947 newly issued ordinary shares of the Group and RMB889 million cash, as may be adjusted in accordance with the pre-agreed mechanism, at the transaction closing. Ning Tang, the executive chairman of the Group, who is also the founder, chairman and CEO of CreditEase, will assume the Chief Executive Officer role of the Group upon the closing of the transactions. CreditEase has also agreed not to compete with the Group and to provide business consulting and other support and license certain intellectual properties to the Group. The transactions contemplated under the definitive agreements are subject to certain closing conditions. It is expected that the Target Businesses will be consolidated into the Group’s consolidated financial statements prior to the closing of the transactions once controls are transferred to the Group.