Form 20-F
period 2019-12-31
Yiren Digital Ltd.
filed 2020-05-15
CIK 1631761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-37657

Yiren Digital Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

10/F, Building 9, 91 Jianguo Road Chaoyang District, Beijing 100022 The People’s Republic of China
(Address of principal executive offices)

Zhong Bi, Chief Financial Officer Telephone: +86 10 5395-3680 Email: ir@yirendai.com 10/F, Building 9, 91 Jianguo Road Chaoyang District, Beijing 100022 The People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing two ordinary shares, par value US$0.0001 per share)	YRD	New York Stock Exchange
Ordinary shares, par value US$0.0001 per share*		New York Stock Exchange

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

185,599,072 ordinary shares, par value US$0.0001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes   ☐ No

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

•                  “ADSs” refer to our American depositary shares, each of which represents two ordinary shares;

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

•                  “net payout” refers to the portion of an investor’s outstanding principal and accrued interest paid out to the investor from our quality assurance program in the event of a loan default. Prior to the discontinuation of our quality assurance program in May 2018, we implemented a 100% payout ratio policy allowing investors to fully recover their outstanding principal and accrued interest in the event of loan default;

•                  “ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;

•                  “Online lending information intermediaries” refer to marketplaces connecting borrowers and investors;

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

•                  “AUA” refers to the total market value of the assets for which we provide administrative services.

•                  “RMB” and “Renminbi” refer to the legal currency of China;

•                  “US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and

•                  “Yiren Digital,” “we,” “us,” “our company” and “our” refer to Yiren Digital Ltd., its subsidiaries and its consolidated variable interest entities.

In March and July 2019, we entered into definitive agreements and certain amendment, respectively, with CreditEase, the controlling shareholder of our company, pursuant to which we assumed from CreditEase and its affiliates certain business operations, mainly including online wealth management targeting the mass affluent, unsecured and secured consumer lending, small-and-medium-enterprise (SME) lending and other related services or businesses (the “Acquired Businesses”). This transaction was consummated in July 2019. Unless otherwise indicated, the financial data and operating data of our company set forth in this annual report reflect the inclusion of the Acquired Businesses.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

•                  competition in our industry;

•                  potential impact of COVID-19 outbreak on our current and future business development, financial condition and results of operations; and

•                  relevant government policies and regulations relating to our industry.

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

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

In July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates the Acquired Business. As our company and the Acquired Businesses have been under the common control of CreditEase since the establishment of our company, ASC 805-50 requires that our financial statements be recast to retroactively reflect the acquisition of the Acquired Businesses for all the applicable prior periods presented. Item 3.A of Form 20-F requires that selected financial information be presented for the registrant’s most recent five fiscal years. However, registrants are permitted to omit up to two of the earliest years in such five-year period in certain circumstances. Recast financial statements of our company reflecting the inclusion of the Acquired Businesses for years 2015 and 2016 have never been previously prepared and significant time and expense would be required to prepare the selected financial information for our company that gives retrospective effect to the acquisition of businesses under common control for the earliest two years of the five-year period. Therefore, we represent that it would require unreasonable effort and expense and involve undue hardship to comply with Item 3.A of Form 20-F with respect to the presentation of recast selected financial information as of and for fiscal years ended December 31, 2015 and 2016.

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

The following selected consolidated statements of operations data for the year ended December 31, 2019 and selected consolidated balance sheet data as of December 31, 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected recast consolidated statements of operations data for the years ended December 31, 2017 and 2018 and selected recast consolidated balance sheet data as of December 31, 2018 have been derived from our audited recast consolidated financial statements included in this annual report beginning on page F-1 which reflect the acquisition of the Acquired Businesses under common control. The following selected recast consolidated balance sheet data as of December 31, 2017 are derived from our unaudited recast consolidated balance sheet as of December 31, 2017 not included in this annual report.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data, and percentages)
Selected Consolidated Statements of Operations Data:
Net revenue	11,534,808	11,244,114	8,616,784	1,237,724
Operating costs and expenses:
Sales and marketing	(9,004,959)	(6,658,270)	(4,457,353)	(640,259)
Origination and servicing	(1,242,928)	(1,061,289)	(665,083)	(95,533)
General and administrative	(1,323,608)	(1,336,247)	(731,806)	(105,117)
Provision for contingent liability	(43,049)	(419,581)	(9,462)	(1,359)
Allowance for contract assets and receivables	—	(992,581)	(1,625,051)	(233,424)
Total operating costs and expenses	(11,614,544)	(10,467,968)	(7,488,755)	(1,075,692)

Interest income, net	115,060	73,917	73,367	10,538
Fair value adjustments related to the consolidated asset backed financing entities	(86,372)	243,122	3,866	555
Gain on disposal of loan receivables and other beneficial rights	271,125	663,884	159,392	22,895
Other (expenses) / income, net	(32,001)	26,323	32,365	4,649
Total other income, net	267,812	1,007,246	268,990	38,637
Income before provision for income taxes	188,076	1,783,392	1,397,019	200,669
Income tax expenses	(381,210)	(194,287)	(239,228)	(34,363)
Share of results of equity investees	5,060	(9,295)	(2,180)	(313)

Net (loss)/income	(188,074)	1,579,810	1,155,611	165,993

Weighted average number of ordinary shares outstanding, basic	182,438,985	184,225,643	185,219,586	185,219,586
Basic net (loss)/income per share	(1.0309)	8.5754	6.2391	0.8962
Basic net (loss)/income per ADS(1) (2)	(2.0618)	17.1508	12.4782	1.7924

Weighted average number of ordinary shares outstanding, diluted	182,438,985	186,270,515	186,535,464	186,535,464
Diluted net (loss)/income per share	(1.0309)	8.4813	6.1951	0.8899
Diluted net (loss)/income per ADS(1) (2)	(2.0618)	16.9626	12.3902	1.7798

(1)         Each ADS represents two ordinary shares.

(2)         For purposes of calculating net loss/income per share, the weighted average number of ordinary shares for all the prior periods presented in the consolidated financial statements have been retroactively adjusted to reflect the issuance of our ordinary shares to CreditEase in consideration of our assumption of the Acquired Businesses.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	2,222,785	2,606,939	3,198,086	459,376
Restricted cash	2,257,537	427,546	71,056	10,207
Contract assets, net (net of allowance of RMB992,049 and RMB1,515,627 as of December 31, 2018 and 2019, respectively)	—	3,909,263	2,398,685	344,550
Loans at fair value	1,450,707	1,375,221	418,492	60,113
Held-to-maturity investments	24,094	329,597	6,627	952
Available-for-sale investments	966,353	835,565	460,991	66,217
Total assets*	16,124,352	14,251,815	9,644,420	1,385,334
Liabilities from quality assurance program and guarantee	2,793,948	9,950	4,397	632
Refund liabilities	—	2,145,748	1,801,535	258,774
Total liabilities*	24,014,085	14,615,228	5,154,330	740,374
Total (deficit)/equity	(7,889,733)	(363,413)	4,490,090	644,960

*                                         The amounts of total assets and total liabilities as of December 31, 2019, as derived from our audited consolidated financial statements included in this annual report, reflect an adjustment to deferred tax assets and deferred tax liabilities recorded when preparing our audited consolidated balance sheet as of December 31, 2019, as compared with the amounts of total assets and total liabilities as of December 31, 2019 in our unaudited condensed balance sheet as of December 31, 2019 contained in our earnings release as an exhibit to the Current Report on Form 6-K filed with the SEC on March 26, 2020. These adjustments do not affect the total deficit or equity of our company.

The following selected consolidated statements of operations for the years ended December 31, 2015 and 2016, and selected consolidated balance sheet data as of December 31, 2015 and 2016, which did not reflect the Acquired Businesses, have been derived from our audited consolidated financial statements not included in this annual report.

	For the Year Ended December 31,
	2015	2016
	RMB(1)	RMB(1)
	(in thousands, except for share, per share and per ADS data, and percentages)
Selected Consolidated Statements of Operations Data:
Net revenue	1,313,639	3,237,991
Operating costs and expenses:
Sales and marketing	(679,771)	(1,571,038)
Origination and servicing	(86,360)	(180,076)
General and administrative	(137,114)	(320,848)
Provision for contingent liability	—	(81,263)
Total operating costs and expenses	(903,245)	(2,153,225)
Interest income, net	4,799	36,843
Fair value adjustments related to consolidated asset backed financing entities	(11,333)	(19,735)
Other income, net	—	575
Income before provision for income taxes	403,860	1,102,449
Income tax (expenses)/benefits	(128,521)	13,949
Net income	275,339	1,116,398
Weighted average number of ordinary shares outstanding(2):
Basic	100,652,055	118,240,414
Net income per ordinary share
Basic	2.7356	9.4418
Net income per ADS(3)
Basic	5.4712	18.8836
Weighted average number of ordinary shares outstanding(2):
Diluted	100,652,055	118,937,082
Net income per ordinary share
Diluted	2.7356	9.3865
Net income per ADS(3)
Diluted	5.4712	18.7730

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

(3)         Each ADS represents two ordinary shares.

	As of December 31,
	2015	2016
	RMB	RMB
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	846,120	968,225
Restricted cash	483,965	1,218,286
Loans at fair value	221,268	371,033
Held-to-maturity investments	30,000	98,917
Available-for-sale investments	—	1,158,000
Total assets	2,190,003	4,783,388
Liabilities from quality assurance program	546,332	1,471,000
Total liabilities	1,213,061	2,643,469
Total equity	976,942	2,139,919

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

We operate in emerging and evolving industries, and our operations, services and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.

The market for China’s consumer credit and wealth management solutions are emerging and in general remain at relatively preliminary stages of development and may not continue to develop as rapidly as expected. The regulatory framework for the industries we operate in is also evolving and may remain uncertain for the foreseeable future. Furthermore, there are few established players with business models similar to ours in these industries. Potential borrowers and investors may not be familiar with the industries we are operating in, and may not fully appreciate the value we add and may have difficulty distinguishing our products and services from those of our competitors.

We launched our online marketplace in March 2012 and have a limited operating history. Starting in the fourth quarter of 2014, we began offering loan products with different pricing grades. In the second quarter of 2017, we further launched a new credit scoring system, the Yiren score, which can be used to more accurately characterize a borrower’s credit profile. We have also established an open fintech sharing platform “Yirendai Enabling Platform,” or YEP, to provide big data-backed anti-fraud, risk management and precise customer acquisition solutions to financial institutions and industry partners. As a result of our strategic business realignment with CreditEase in 2019, we have begun operating our business on a more diverse and scalable mix of service platforms——Yiren Credit and Yiren Wealth. Yiren Credit is our credit-tech platform that has the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products funded by retail and institutional investors. Yiren Wealth is our wealth management platform that specifically targets the mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions. As our business develops or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. For example, we cannot assure you that our wealth management services or products can be widely accepted in light of our limited experience and operating history in the wealth management sector. It is possible that we may not be able to offer attractive wealth management products to achieve our clients’ expectation of the investment returns. Any failure on our part to keep up with the development of the wealth management services or any failure to respond quickly to the market trend may materially and adversely affect the growth of our wealth management business. It is therefore difficult to effectively assess our future prospects. The risks and challenges we encounter or may encounter in this developing and rapidly evolving market may adversely impact our business and prospects. These risks and challenges include our ability to, among other things:

•                  navigate an evolving regulatory environment;

•                  expand the base of borrowers and investors served on our platforms;

•                  acquire borrowers and investors in a cost-effective manner;

•                  enhance our risk management capabilities and maintain low delinquency rates of transactions facilitate by us;

•                  continue to scale our technology infrastructure to support the growth of our platform and higher transaction volume;

•                  broaden our product offerings;

•                  source qualified third-party wealth management products;

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

If we are unable to obtain adequate funding from institutional funding partners to meet user demand for loans on our platform, our business and results of operations will be adversely affected.

The growth and success of our operations depend on the availability of adequate funding to meet users’ demand for loans on our platform. Our funding sources include investment from both individual investors and institutional funding partners. Our institutional funding partners primarily include commercial banks and insurance companies. In 2019, 8.8% of loans facilitated on our platform were funded by our institutional funding partners. To maintain a high growth momentum of our marketplace, we must continuously attract more institutional funding partners to our marketplace and satisfy their investment needs. If there are insufficient investor commitments, borrowers may not be able to obtain capital through our marketplace and may turn to other sources for their borrowing needs. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgated new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. Our cooperation with institutional funding partners is not on an exclusive basis. If the governmental authorities further tighten the regulations on the online consumer finance industry, our institutional funding partners would become more selective in choosing partners for referring borrowers and facilitating loans for them. The competition we face would become even more intensely. If we fail to continuously meet their requirements or needs, our financial institution partners may stop cooperating with us and turn to our competitors, which may also materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain or increase the volume of loan transactions facilitated through our marketplace or if we are unable to retain existing borrowers or investors or attract new borrowers or investors, our business and results of operations will be adversely affected.

Prior to 2018, we had experienced a rapid growth of our marketplace. The growth of our marketplace is dependent on the increase in the volume of loan transactions facilitated through our marketplace. The overall transaction volume may be affected by several factors, including the regulatory environment, our brand recognition and reputation, the interest rates offered to borrowers and investors relative to market rates, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the efficiency of our platform, the macroeconomic environment and other factors.

PRC governmental authorities have recently tightened and limited the growth of online lending platforms, which has negatively affected and may continue to negatively affect our business growth in terms of, among other things, our business scale, number of users, loan facilitation amount and outstanding loan balance. For example, the Office of Beijing Municipal Leading Group on Special Rectification of Risks in the Internet Finance, or Beijing Rectification Office, issued a notice on January 24, 2019 requiring online lending information intermediaries to continue to reduce their business scale and number of borrowers and lenders during the administrative verification period. In addition, we may also impose more stringent borrower qualifications in response to general economic conditions to ensure the quality of loans on our platform, which may negatively affect the growth of loan volume.

To the extent permitted by laws and regulations, we intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels. We utilize online channels, such as search engine marketing, search engine optimization, partnerships with internet companies and internet traffic acquisition from third-party online loan products marketplaces, as well as offline channels for user acquisition. We used to rely on CreditEase’s nationwide service network for offline borrower acquisition. In 2017 and 2018, 41.2% and 38.4% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 48.5% and 43.1% of the total amount of loans facilitated through our marketplace, respectively. As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui Information Consultant (Beijing) Co., Ltd, or Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. In 2019, 53.0% of our borrowers were acquired through Puhui, contributing 52.4% of the total amount of loans facilitated through our marketplace. There is no assurance that we will be successful with our user acquisition efforts. If any of our current user acquisition channels become less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to acquire new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors, and may even lose our existing borrowers and investors to our competitors. If we are unable to attract qualified borrowers and sufficient investor commitments or if borrowers and investors do not continue to participate in our marketplace at the current rates, we might be unable to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

The laws and regulations governing the online lending information intermediary service industry in China are developing and evolving and subject to changes. If we fail to obtain and maintain requisite approvals, licenses or permits applicable to our business, our business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the online lending information intermediary service industry in China, the laws and regulations governing our industry have undergone significant changes in recent years and may continue to evolve. In July 2015, the China Banking Regulatory Commission, or the CBRC, the predecessor of the China Banking and Insurance Regulatory Commission newly established in April 2018, together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online lending information intermediary service industry titled the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines. The Guidelines formally introduced for the first time the regulatory framework and basic principles for administering the online lending information intermediary service industry in China. Based on the core principles of the Guidelines, in August 2016, the CBRC together with three other PRC regulatory agencies jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. The Interim Measures requires each online lending information intermediary and its branches that propose to carry out the online lending information intermediary services to file a record with the local financial regulatory department at the place where it is registered within ten business days after obtaining the business license. Local financial regulatory departments have the power to assess and classify the online lending information intermediaries which have submitted filings, and to publicize the filed information and the classification results on their official websites. An online lending information intermediary must apply for appropriate telecommunication license in accordance with the relevant requirements of the telecommunication authorities subsequent to completion of the filing, and is required to explicitly identify itself as an online lending information intermediary in the business scope set forth in its business license.

In accordance with the Guidelines and the Interim Measures, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, and the State Administration for Industry and Commerce, the predecessor of the State Administration for Market Regulation newly established in April 2018, or the SAIC, jointly issued the Guide to the Record-filing of Online Lending Information Intermediaries in November 2016, or the Record-filing Guidelines, which outlines the rules, procedures and required documents for the record-filing of online lending information intermediaries, and directs local financial regulatory departments to adopt detailed implementation rules for the record-filing by online lending information intermediaries within their jurisdictions. In December 2017, the Office of Leading Group on Special Rectification of Risks in the Online Lending, the regulator for administration and supervision on nationwide internet finance and online lending, or the National Rectification Office, issued the Notice on Rectification and Inspection Acceptance of Risk of Online Lending, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries. Circular 57, among other things, requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. If an online lending information intermediary passes the inspection, the local governmental authorities shall complete its record-filing. Circular 57 also requires local governmental authorities to complete record-filings of online lending information intermediaries within their respective jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed to May 2018 or June 2018. On August 13, 2018, the National Rectification Office issued the Notice on Compliance Inspection on Online Lending Intermediaries, or the Compliance Inspection Notice, which requires each online lending information intermediary to be further inspected at three levels, including self-inspection carried out by the online lending information intermediary itself, internet finance association inspection led by a local internet finance association and/or the National Internet Finance Association of China, and the administrative verification carried out by the provincial online lending rectification office. Pursuant to the Compliance Inspection Notice, the compliance inspection shall be completed by the end of December 2018. The online lending intermediaries that generally meet the requirement of being an intermediary and various standards will be allowed to link to the information disclosure and products registration system. After a period of operation and inspection, the online lending information intermediaries that meet relevant requirements can apply for record-filing. The standards and procedures for linking to the system and record-filing will be promulgated by the regulators separately. On August 24, 2018, Beijing Rectification Office, issued a Notice on Launch of Self-Inspection of P2P Online Lending Intermediaries Registered in Beijing, which requires the peer-to-peer, or P2P, online intermediaries registered in Beijing to commence self-inspection and to submit self-examination reports by September 30, 2018 and in any event no later than October 15, 2018. However, the record-filings of online lending information intermediaries have not yet been officially launched nationwide. As of the date of this annual report, there has been no announcement as to when the filings will be completed. We have completed self-inspection and the internet finance association inspection. In May 2019, we were inspected by the Office of Finance of Chaoyang District of Beijing, a competent authority under the Beijing Rectification Office. As of the date of this annual report, we have not received any official documents from the Office of Finance of Chaoyang District of Beijing. There can be no assurance that we will be able to pass the inspections and verifications conducted or to be conducted by the Beijing Rectification Office and its competent authorities, and submit the application for record-filing.  Substantial uncertainties still exist as to whether we are able to meet the requirements of the Interim Measures, the Record-filing Guidelines and Circular 57 regarding record-filing with the local financial regulatory department, application for the appropriate telecommunication license and revision to our business scope. If we fail to complete the record-filing, we might be required to adjust our business model and operations, or even will be forced to terminate our online lending information intermediary business.

On December 19, 2018, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated the Notice on the Classification and Disposal of Risks of Online Lending Institutions and Risk Prevention, or Circular 175, which provides that online lending intermediaries shall be classified into the following two categories according to their risk profiles: (i) institutions with exposed risks, and (ii) institutions without exposed risks, which are further classified as non-operating institutions, small-scale institutions, high-risk institutions and normal operating institutions. We classify our consolidated variable interest entity that operate our online consumer lending platform, Hengcheng Technology Development (Beijing) Co., Ltd., or Hengcheng, into normal operating institution, but we cannot assure you that the PRC regulatory authorities would take the same view as ours. If we are classified into other types of institutions, we might be forced to terminate our online lending information intermediary business. Furthermore, with respect to the normal operating institutions, Circular 175 also provides that the relevant governmental authorities shall, among other things, require such institutions to strictly limit balance of loans and number of lenders, guide such institutions to refer clients to the licensed asset management institutions, assess the risk profiles of such institutions regularly and adjust their classifications in a timely manner if necessary. In addition, in November 2019, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated the Guiding Opinions on the Pilot Transformation Program of Online Lending Information Intermediary into Micro-lending Companies, or Circular 83, which provides that the local government may, in combination with the compliance inspection, guide certain qualified online lending information intermediary to resolve the outstanding business risk through transformation to micro-lending companies on a voluntary basis. Circular 83 provides a means for online lending information intermediary to proactively handle and resolve the risks related to its existing business in addition to the record-filing of online lending information intermediaries. Though we have tried to reduce our business scale and number of borrowers and investors since July 2018 and keep frequent communications with governmental authorities to ensure the compliance of our business, we cannot assure you that our measures will be satisfactory to the relevant authorities and we may be required to adjust our business model and operations, or even will be forced to terminate our online lending information intermediary business. If any of those situations occur, our business, financial condition and prospects would be materially and adversely affected.

In addition, Yiren Financial Information Service (Beijing) Co., Ltd., or our consolidated variable interest entity that operates an online wealth management platform, has not obtained a telecommunication business operating license, and is currently in the process of applying for the internet content provider license, or the ICP License. We cannot assure you that the PRC regulatory authorities will not view us as failing to complete the necessary filing or obtain the necessary license applicable to our business. Furthermore, Hengcheng, our variable interest entity, is currently in the process of renewing its ICP License for operating our online consumer lending platform. We cannot assure you that Hengcheng is able to successfully renew its ICP License in a timely manner, or at all.

Furthermore, we are unable to predict with certainty the impact, if any, that future legislation, judicial precedents, rules or regulations relating to the online lending information intermediary service industry will have on our business, financial condition and results of operations. Due to the uncertainty of the relevant laws, regulations and requirements, we may face remarkable increased risk of default or delinquency of borrowers, and our third-party service providers may implement new internal control and compliance procedures which prohibit them from working with us, which could lead to significantly higher default rates and adverse impacts on our reputation, business, results of operations and financial position. In addition, if our practice is deemed to violate any laws, rules or regulations, or if we are unable to obtain and maintain any requisite approvals, licenses or permits required for our business, we may face a regulatory warning, fines, an injunction or other punitive measures, and our business, financial condition and prospects may be materially and adversely affected.

If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.

According to the Guidelines and the Interim Measures, an online lending information intermediary must not engage in certain activities, including, among other things, (i) fund raising for the intermediary itself, (ii) holding investors’ funds or setting up capital pool with investors’ funds, (iii) providing security or guarantee to investors as to the principal and interest of the investments, (iv) promoting its financing products on physical premises other than through the permitted electronic channels, such as telephones, mobile phones and internet, (v) making loans, (vi) splitting the terms of projects seeking financing, (vii) issuing or selling wealth management or other financial products, or selling wealth management products, funds, insurance, trust or other financial products as an agent, (viii) conducting securitization or similar business, or conducting loan transfers through packaging, securitization, trust or fund units, (ix) engaging in any form of mixture, bundling or agency activities with other businesses such as institutional investment, commission sale or brokerage, (x) making false or misleading statements regarding projects seeking financing, (xi) providing information intermediary services for loans to be used in high-risk financing transactions such as investment in stocks, over-the-counter financing, futures contracts, structured products and other derivatives, and (xii) equity crowd-funding. The Interim Measures prohibits online lending information intermediaries from making any decision on behalf of investors without authorization. In addition, under the Interim Measures, online lending information intermediaries must adequately disclose on their websites to investors information such as basic information of borrowers and projects seeking financing, risk assessment and possible risk outcome, and use of proceeds of loans facilitated and not yet due; each online lending information intermediary must also disclose prominently on its website information concerning its business operation such as financing transactions facilitated, setting up a dedicated portion on its website for information disclosure, and regularly announcing to the public its annual report as well as laws, regulations and rules applicable to online lending. The Interim Measures requires online lending information intermediaries to engage accounting firms to conduct periodic audits of the status of fund custody, information disclosure, security of information technology system and operation compliance, to engage qualified institutions to perform regular evaluation concerning information security, and to disclose to investors and borrowers the results of such audit and evaluation. Under the Interim Measures, online lending information intermediaries must also strengthen their risk management, enhance screening and verification of borrowers and investors’ information, and set up custody accounts with qualified banks to hold customer funds, among other things.

In accordance with the Guidelines and the Interim Measures, the CBRC also issued two other implementation rules and regulations in addition to the Record-Filing Guidelines, namely, (i) the Guidelines for the Depository Business of Online Lending Funds in February 2017, or the Custodian Guidelines; and (ii) the Guidelines for the Disclosure of Information on Business Activities of Online Lending Information Intermediaries in August 2017, or the Disclosure Guidelines. The Custodian Guidelines require each online lending information intermediary to set up a custody account with a single commercial bank for the funds of investors on its platform, take responsibility for the continued development and secure operation of its technical system, make appropriate information disclosure to the custody bank, perform daily account reconciliation with the custody bank, safely maintain its accounts and records, arrange for the independent audits of the custody account and publicly disclose the audit results, and cooperate with the custody bank in meeting anti-money laundering obligations. The Disclosure Guidelines set forth the information disclosure requirements for online lending information intermediaries, including with respect to their filings and licenses, fund custody, organization, operation, risk management, data regarding loans facilitated, financial audit and compliance review, and channels for customer complaints. In addition, the Disclosure Guidelines require online lending information intermediaries to disclose to investors information concerning borrowers, projects, project risk assessment and possible risk outcome. Under the Disclosure Guidelines, an online lending information intermediary must provide consistent information disclosure across all online channels such as its website, mobile phone application, WeChat public accounts and Weibo accounts, and set up on its website and other online channels a conspicuous section for information disclosure. Furthermore, in May 2017, the CBRC, the Ministry of Education and the Ministry of Human Resources and Social Security jointly released the Notice to Further Enhance the Management of Campus Loans, which prohibits online lending information intermediaries from facilitating loans to college students.

In December 2017, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly issued the Notice on Rectification of Cash Loan Businesses, or Circular 141, which sets out certain principles in connection with cash loan businesses and online lending information intermediaries. According to Circular 141, online lending information intermediaries are prohibited from: (i) deducting interests, commissions, management fees and deposits from the loans before they are released to the borrowers; (ii) outsourcing core functions such as data collection, customer identification, credit assessment or account openings; (iii) enabling banking financial institutions to engage in P2P online lending; (iv) providing loan facilitation services to individuals who do not possess sufficient debt repayment capabilities or to students; and (v) conducting real-estate financing such as down payment loans for real estate purchasing. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Lending Information Intermediary.”

To comply with the laws, rules and regulations relating to the online lending information intermediary service industry, we have implemented various policies and procedures, which we believe set the best practice standard in the industry, including, without limitation, the following: (i) we do not use our own capital to invest in loans facilitated through our online marketplace; (ii) we do not commit to provide guarantees to investors under any agreement for the full return of loan principal and interest; (iii) we do not hold investors’ funds and funds loaned through our platform are deposited into and settled by a third-party custody account managed by a qualified bank, China Guangfa Bank; (iv) Hengcheng, our variable interest entity operating our online consumer lending platform, obtained ICP License as an internet information provider, from the relevant local counterpart of the MIIT in accordance with applicable laws. As of the date of this annual report, Hengcheng is in the process of renewing its ICP License; (v) we disclose on our website relevant information to investors and borrowers, such as disclosure to borrowers regarding interest rates, payment schedule, transaction fees, and other charges and penalties; (vi) we have been making a strong effort to maintain the security of our platform and the confidentiality of the information provided and utilized across our platform; (vii) we do not facilitate any loans to college students; and (viii) we do not have any loans on our platform that have an outstanding balance over a RMB200,000 limit as of the date of this annual report.

However, the laws, rules and regulations continue to evolve in this emerging industry, and the interpretation of these laws, rules and regulations by the local authorities may be different from our understanding. We cannot be certain that our practices would not be deemed to violate any existing or future laws, rules and regulations. For instance,

•                  our automated investing tool automatically allocates committed funds from multiple investors among multiple approved borrowers, which goes beyond the simple one-to-one matching between investors and borrowers and could be viewed as making decisions on behalf of investors without authorization. While investors using our automated investing tools give us prior authorization to allocate their funds among borrowers on their behalf, and we believe such prior authorization is sufficient to meet the requirement of the Interim Measures, we cannot assure you that the PRC regulatory authorities would take the same view as ours;

•                  our automated investing tool may also be viewed as splitting the terms of projects seeking financing and /or offering wealth management products;

•                  if our automated investing tool fails to match committed investors with approved borrowers in a timely manner, we might be deemed to hold investors’ funds and form a capital pool incidentally;

•                  for investor protection purposes, we set up a quality assurance program with the purposes of limiting investors’ potential losses due to borrower defaults historically. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.”  The Interim Measures prohibits online lending information intermediaries from providing security or guarantee to investors as to the principal and interest of the investments. Circular 57 further prohibits online lending information intermediaries from setting up new risk reserve funds or increasing existing risk reserve funds, and requires them to gradually reduce the existing risk reserve funds. To comply with regulatory requirements, we discontinued the operation of the quality assurance program by transferring all liabilities associated with the quality assurance program to a third-party guarantee company at fair value in May 2018 and switched to cooperation with insurance and guarantee companies, under which model insurance premium and guarantee fees are paid by borrowers to the insurance and guarantee companies, respectively. However, it is uncertain how the Interim Measures or Circular 57 will be interpreted due to the lack of detailed implementation rules. As a result, we cannot assure you that our existing practice might not be viewed by the PRC regulatory authorities as that we are providing security or a risk reserve fund to the investors or otherwise violating the Interim Measures or Circular 57. In addition, under our cooperation with guarantee companies, the guarantee companies can either provide guarantee for loans facilitated through our online marketplace for the assurance that investors’ principal and interest would be repaid in the event that their loans default, or set up and manage a reserve fund, using payments collected from borrowers, to compensate investors for their potential loss due to loan defaults up to the cash available in the fund. We cooperated with a non-financing guarantee company to provide guarantee for loans facilitated through our online marketplaces from March 2018 to May 2019, which may be deemed to provide guarantee services without proper qualification in accordance with the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, which was promulgated by State Council on August 2, 2017 and became effective on October 1, 2017. The Financing Guarantee Rules requires that without the approval by the competent government department, no entity may operate a financing guarantee business in which such entity acts as a guarantor providing guarantee to the guaranteed parties as to their loans, bonds or other types of debt financing. If we cannot provide effective means to protect investors from potential default risks, our reputation and business would be materially and adversely affected;

•                  the Interim Measures requires that the balance of money borrowed by any individual must not exceed RMB200,000 on an online lending information intermediary platform and not exceed RMB1 million on all online lending information intermediary platforms in the PRC. We already adjusted our relevant policy and completely terminated facilitating loans with a principal over RMB200,000 starting from May 1, 2017 and we began to spin off the loans we facilitated in the past having an outstanding balance over such limit since the beginning of 2018. By now, we do not have loans on our platform that have an outstanding balance over RMB200,000 limit, but we cannot assure you that the foregoing loan spin-off program would be recognized by the PRC regulatory authorities. In addition, due to the lack of an industry-wide information sharing arrangement, we cannot assure you that the aggregate amount of loans taken out by a borrower on our platform and other online lending information intermediary platforms at any point in time does not exceed the limit set in the Interim Measures;

•                  as we are transitioning into a comprehensive online financial services platform, certain independent third parties start to promote and sell wealth management products on our wealth management platform operated by Yiren Wealth Management. Selling wealth management products online may be subject to a variety of PRC laws and regulations governing financial services, such as the Interim Measures, as well as the relevant requirements of telecommunication authorities, pursuant to which Yiren Wealth Management may need to obtain an ICP License. On March 28, 2018, the Leading Group Office of the Internet Financial Risk Rectification Campaign issued the Notice on Expanding the Vigour of the Rectification of Asset Management Operations Conducted via the Internet and Inspection and Acceptance Work, or Circular 29, which provided that without the approval of the PRC financial regulatory authorities, no entity may issue or sell asset management products through the internet. The application and interpretation of these laws and regulations are ambiguous and may be interpreted and applied inconsistently between different government authorities. Although we believe our role is only that of an intermediary between the sellers and the purchasers of the wealth management products, which is not forbidden by Circular 29, the PRC regulatory authorities may nevertheless view our activities as the sale by us or on an agency basis of wealth management products without complying with the Interim Measures, Circular 29 and relevant PRC laws and regulations regarding online sale of funds and insurance products;

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

•                  total fees paid by borrowers consist of fixed interest paid to investors, transaction fees we charge borrowers for our services, and insurance premium and guarantee fees paid by borrowers to insurance and guarantee companies. The transaction fees, insurance premium and guarantee fees are paid by the borrowers from the loans after the loans are released to the borrowers’ sub-account under the master custody accounts.  Although our transaction fees are different from interests, commissions, management fees or deposits, our current fee collection methods might be deemed by the PRC regulatory authorities as up-front deductions from the principal of loans released to the borrowers prohibited by Circular 141 and other regulatory documents promulgated by the National Internet Finance Association of China, and we may be required to modify our current fee collection methods or may be subject to other penalties;

•                  Circular 57 permits low frequencies transfers of lenders’ rights to loans between lenders for liquidity purposes, but expressly prohibits certain transfers, including transfers of lenders’ rights in form of asset-backed securities, trust assets, fund properties and certain other forms of securities, and transfers as a result of online lending information intermediaries providing current or fixed-term financial products to lenders, the terms of which are not consistent with the terms that the corresponding borrowers intend to borrow the loans for. We allow lenders to transfer and facilitate the transfer of their rights to loans on our platform. Our automated investing tool also allows an investor to invest a specified amount of money to borrowers through our marketplace for a specified period of time, which might be viewed by the PRC regulatory authorities as fixed-term financial products. Due to lack of detailed implementation rules to Circular 57, we cannot assure you that all our practices would be deemed to comply with Circular 57;

•                  we have a nationwide service network across China which may be subject to inspections by relevant local governmental authorities from time to time. The periodical inspections by local governmental authorities may distract our officers’ attention from our business operations, and as a result, our business and financial condition may be materially and adversely affected. In addition, laws, rules or regulations may be different or interpreted differently from one place to another. We cannot assure you that our practices would be deemed to comply with all the laws, rules or regulations at all the places where we have an operation; and

•                  the Interim Measures and Circular 57 prohibit online lending information intermediaries from promoting their financial products on physical premises other than through the permitted channels, such as telephones, mobile phones and internet. We provide services to our borrowers through offline channels. We used to rely on CreditEase’s nationwide service network to provide such services. As part of our business realignment with CreditEase, we have obtained control over Puhui, an entity managing CreditEase’s national service network. Although we believe that the services we provide to our borrowers through Puhui do not constitute promoting financial products on physical premises as prohibited by the Interim Measures and Circular 57, we cannot assure you that the PRC regulatory authorities would take the same view as ours.

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

Due to the continuing development and evolution of the online lending information intermediary service industry as well as the broader internet finance industry, the PRC regulatory authorities are constantly of evaluating the practices of market participants and requesting rectification of those that have been identified as not in compliance with applicable laws, rules and regulations.  We cannot assure you that our practices will not be required to be rectified or our rectification measures and results will be satisfactory to the relevant authorities. If our practice is deemed to violate any laws, rules or regulations, we may face, among others, a regulatory warning, a correction order, condemnation, fines and criminal liability. If any of those situations occurs, our business, financial condition and prospects would be materially and adversely affected.

The PRC government has adopted several regulations governing the personal credit reporting business. According to these regulations and measures, no entity may engage in the personal credit reporting business without approval by the credit reporting industry regulatory department under the State Council. If any entity directly engages in the personal credit reporting business without such approval, the entity is subject to penalties including suspension of business, confiscation of revenues related to the personal credit reporting business, fines and criminal liabilities. We organize, store and analyze information provided by users and third parties. This information and data contains certain personal information of users, a portion of which, upon their consent, we may provide to our marketplace investors and/or make available on YEP as part of the big data backed anti-fraud, risk management, and precise customer acquisition solutions provided to financial institutions and industry partners. Due to the lack of further interpretations of the current regulations governing the personal credit reporting business, it is uncertain whether we would be deemed to engage in the personal credit reporting business. We cannot assure you that we will not be required in the future to obtain approval or license for the personal credit reporting business and comply with the relevant regulations, which may be costly, or become subject to penalties associated with regulations governing the personal credit reporting business.

According to the Financing Guarantee Rules, without the approval by the competent government department, no entity may operate the financing guarantee business in which such entity acts as a guarantor providing guarantee to the guaranteed parties as to their loans, bonds or other types of debt financing. If any entity engages in the financing guarantee business without such approval, the entity may be subject to penalties, including ban or suspension of business, confiscation of revenues related to financing guarantee business, fines and criminal liabilities. Circular 141 further sets out that a banking financial institution shall not accept any credit enhancement service, ultimate commitment or any other disguised credit enhancement service provided by any third-party institution without guarantee qualifications. We cooperated with a bank to furnish borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. Since the promulgation of Circular 141, we have suspended the cooperation with the bank. Due to the lack of further interpretations and the evolving regulatory environments, it is uncertain whether we would be deemed by the PRC regulatory authorities as operating financing guarantee business, which is prohibited by the Interim Measures.  We cannot assure you that we will not be subject to sanctions imposed by relative PRC regulatory agencies, or be required in the future to obtain approval or license for financing guarantee business to continue our cooperation with banks. In May 2020, the China Banking and Insurance Regulatory Commission, or CBIRC, released a draft of Administrative Measures on Online Loans by Commercial Banks (Draft for Comments), or the Draft Measures, for public comment. The Draft Measures intends to reform the regulatory pathway for the online loan businesses by commercial banks. We cannot assure you that our cooperation with commercial banks will remain in compliance with the Draft Measures (if enacted).

Pursuant to the Interim Measures for the Regulation of Internet Insurance Business, which was promulgated by the China Insurance Regulatory Commission, or CIRC (the predecessor of the CBIRC) on July 22, 2015 and effective from October 1, 2015, third-party online platforms cooperating with insurance institutions are required to register with regulatory authorities as qualified third-party platforms that cooperate with insurance institutions. Beijing Yi Ding Technology Co., Ltd., a subsidiary of our variable interest entities conducting our insurance referral business, is currently in the process of registering as a qualified third-party platform with relevant regulatory authorities. We cannot assure you that we will be able to successfully register as a qualified third-party platform. If we fail to register as a qualified third-party platform, we might be subject to fines, administrative sanctions or required to terminate our insurance referral cooperation with the relevant insurance institutions.

If our business arrangements with certain institutional investors were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected.

As part of our strategy to expand our investor base from individual investors to institutional investors, we may from time to time explore alternative funding initiatives, including through standardized capital instruments, such as the issuance of asset-backed securities.

We have established business relationships with trusts, asset backed special plans and funds (collectively referred to as the “assets backed financing entities”, or “ABFEs”) which were administered by trust companies and asset management companies. The ABFEs were set up to invest solely in the loans facilitated on our platform and provide returns to the beneficiaries of the ABFEs through interest payments made by the borrowers. Under the arrangements, we normally invest in all of subordinate tranches and portion of senior tranches. We were designated as the service provider for the ABFEs. Through the transaction fees charged, security funds deposited, and direct investment, we have the right to receive benefits or bear losses from the ABFEs. We are considered as the primary beneficiary of the ABFEs and thus consolidated such ABFEs’ assets, liabilities, results of operations and cash flows.

Although the operating our online marketplace, is not part of the fund-raising process by the ABFEs, we cannot assure you that our provision of services to the ABFEs and investments through the ABFEs will not be viewed by PRC regulators as violating any laws or regulations regarding capital pools. Also, we transferred cash to certain trusts in amounts equal to certain percentages of the entire assets put into the trusts, as security funds to protect the ABFEs from potential losses from defaults of loans in which the ABFEs have invested. Under limited circumstances, the remainder of such funds may be returned to us, and we cannot assure you that we will not be viewed by PRC regulators as bearing some credit risk or providing credit enhancement services under such arrangement. In addition, we cannot assure you that the purchase of beneficial rights of the ABFEs through the Shenzhen Stock Exchange, or purchase of beneficial rights of ABFEs in private placement would not be deemed as investments in loans facilitated through the online marketplace we operate by using our own capital. Furthermore, the PRC regulatory authorities may regard these arrangements relating to the trusts mentioned above as constituting selling trust products or conducting loan transfers through packaging, securitization, trust or fund units prohibited by the Interim Measures. If any of such business arrangements were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected. In addition, as the laws, rules and regulations applicable to asset-backed securities are still developing, it remains uncertain as to the application and interpretation of such laws, rules and regulations, particularly as they relate to the online lending information intermediary service industry.

In 2019, we did not establish any new trusts. We disposed of our beneficial rights of several trusts to Shenzhen Tengda Yingyi Asset Management Co., Ltd., or Shenzhen Tengda, and CreditEase Qixiang Technology (Beijing) Co., Ltd, or CreditEase Qixiang, for a total consideration of RMB144.4 million (US$20.7 million) in the year ended December 31, 2019. Since July 2019, Shenzhen Tengda has no longer been a related party of us.

If the combination of the interest and transaction fees charged to the borrower on a loan is deemed to exceed the cap on judicially-protected interest rate, such excess interest or transaction fee may be ruled as unenforceable or even invalidated by the courts.

Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on September 1, 2015, or the Private Lending Judicial Interpretation, in relation to lending activities between individuals, entities or other organizations that are not licensed financial institutions, if the interest rate of a loan exceeds 36% per annum, the portion in excess of 36% is invalid and void. If the interest rate of a loan exceeds 24% per annum, the portion between 24% and 36% per annum is valid but not enforceable under the PRC judicial system. In addition, on August 4, 2017, the Supreme People’s Court promulgated Certain Opinions Concerning Further Strengthening Finance Judgment Work, or the Opinions on Finance Judgment, which provide, among other things, that (i) the claim of a borrower under a financial loan agreement to adjust or cut down the portion of interest in excess of 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively charged to the borrower is overly high shall be upheld by PRC courts; and (ii) in case of disputes regarding online finance transactions, if peer-to-peer lending platforms circumvent the upper limit of the judicially-protected interest rate by charging service fees, such fees will be held invalid. Furthermore, Circular 141, which took effect on December 1, 2017, requires that the interest and all the comprehensive capital costs charged and collected from a borrower should be uniformly converted into an annualized capital cost which shall not exceed the ceiling amount provided by the Private Lending Judicial Interpretations. To date, it is still unclear as to how the relevant local financial regulatory authorities will interpret Circular 141, and what the calculation mechanism of a borrower’s annualized capital cost will be.

Total fees paid by borrowers on our platform consist of fixed interest paid to investors, transaction fees we charge borrowers for our services and insurance premium and guarantee fees paid by borrowers to insurance and guarantee companies. See “Item 4. Information on the Company—Business Overview—Our Products and Services—Loan Pricing Mechanism.” In determining the transaction fee rate we charge, we take into account, among other items, the creditworthiness of borrowers, costs incurred by us in providing loan origination services and our reasonably estimated profits. The transaction fees we charge are recognized as our revenue and investors will not receive any part of the transaction fees we charge borrowers. In an effort to comply with Circular 141 and applicable regulations, we have adjusted the pricing of all our products with the aim to ensure that the annualized capital cost rates charged on all our loan products do not exceed the cap on judicially-protected interest rate. However, if the method of calculating the annualized borrowing costs used by the PRC governmental authorities or the PRC courts is different from ours, we cannot assure you that the annualized capital costs charged to borrowers on our platform are always within the cap on the judicially-protected interest rate. If the aggregated borrowing costs of some of the loan products we facilitate are deemed to exceed the judicially-protected interest rate, parts or all of the transaction fees we collected may be ruled as unenforceable or even invalid by the PRC courts, which would materially and adversely affect our results of operations and financial condition. In addition, we may face, among other penalties, a regulatory warning, a correction order, condemnation, and fines, and we may be required to reduce transaction fees and lower the annual interest rate charged to borrowers. If any of those situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

If we are unable to maintain low default rates for loans facilitated by our platform, our business and results of operations may be materially and adversely affected.

Investments in loans on our marketplace involve inherent risks as the return of the principal on a loan investment made through our platform is not guaranteed by us, although we aim to limit investor losses due to borrower defaults to within an industry acceptable range through various preventive measures we have taken or will take. Our ability to attract borrowers and investors to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a borrower’s credit profile and maintain low default rates. To conduct this evaluation, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. Our credit scoring model aggregates and analyzes the data submitted by a borrower, as well as the data we collect from a number of internal and external sources, and then generates a Yiren score for the prospective borrower. The score will be further used to approve and classify the borrower into one of the five segments in our current risk grid. If our credit scoring model contains programming or other errors, is ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified or mispriced loans or incorrect approvals or denials of loans. If we are unable to effectively and accurately assess the credit profiles of borrowers, segment borrowers into the appropriate grade in the risk grid, or price loans on our platform appropriately, we may either be unable to offer attractive fee rates to borrowers and returns to investors, or unable to maintain low default rates of loans facilitated by our platform. In addition, the foregoing will also have an impact on collectability of service fees, resulting in higher allowances for contract assets.

Historically, loans generated from our online channels generally have experienced higher delinquency rates and higher charge-off rates as compared with loans referred from offline channels. If the proportion of loans generated from our online channels increases as opposed to loans generated from our offline channels, the overall delinquency rates and charge-off rates of loans facilitated by our platform may increase. In addition, once a loan application is approved, we do not further monitor certain aspects of the borrower’s credit profile, such as changes in the borrower’s credit report and the borrower’s purchasing pattern with online merchants. If the borrower’s financial condition deteriorates, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain low default rates for loans facilitated by our platform. Prior to the completion of our business realignment with CreditEase, the borrowers that we served, including those falling under Grades I, II, III, IV and V of our current risk grid, were primarily prime borrowers. After the completion of the business realignment with CreditEase, we expand to serve new borrower groups beyond prime borrowers, and we may find it difficult or unable to maintain low default rates of loans facilitated through our marketplace. Although we offer investor protection services in collaboration with insurance and guarantee companies, if widespread defaults were to occur, investors may still incur losses and lose confidence in our marketplace, the insurance and guarantee companies that cooperate with us may raise their insurance premium and guarantee service fees, which may cause us to lower fee rates to stay competitive in acquiring borrowers, and our business and results of operations may be materially and adversely affected.

If our loan products do not achieve sufficient market acceptance, our financial results and competitive position could be harmed.

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

Our existing or new loan products and changes to our platform could fail to attain sufficient market acceptance for many reasons, including, but not limited to:

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

Another example is the automated investing tool that we offer to investors. With our automated investing tool, an investor may lend to borrowers on our marketplace for a specified period of time, and the investor’s funds are automatically allocated among approved borrowers. However, we cannot rule out the possibility that there may be a mismatch between the investor’s expected timing of exit and the maturity date of the loans to which the automated investing tool allocates the investor’s funds. Investors using our automated investing tool typically invest for a shorter period than the terms of the underlying loans. If we are unable to find another investor to take over the remainder of the loans from the original investor that uses our automated investing tool at the time of the original investor’s expected exit, then the original investor will have to remain invested in the loans and the original investor’s expectation of liquidity would not be satisfied. If such mismatches occur in a widespread manner, investor acceptance of or satisfaction with our automatic investing tool would be adversely impacted.

If our new loan products do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

Our business depends on our ability to collect payment on and service the transactions we facilitate.

We utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform to a custody account, and authorize us to debit the custody account for the transfer of scheduled loan repayments to the lending investors. As a day-to-day service to borrowers, we provide payment reminder services, such as sending reminder text messages on the day a repayment is due. Once a repayment is past due, we also send additional reminder text messages. We outsource certain stages of the collections process to CreditEase. To facilitate repayment and as a service to investors, the collections process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. However, despite such collection efforts, we cannot assure you that we will be able to collect the relevant payments as expected. Failure to collect payments and maintain low default rates for loans facilitated by our platform will have a material adverse effect on our business operations, financial position and results of operations. As the amount of loans facilitated on our platform continues to increase, additional resources as to collection may be required, including additional resources from CreditEase or other third-party service providers. Costs associated with these additional efforts may similarly increase which may also have a material adverse effect on our results of operations. Furthermore, any misconduct in our collection practice (including that of CreditEase carried out on our behalf) that is considered not to be in compliance with the relevant laws, rules and regulations may harm our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for loans on our platform, or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations. In addition, if any laws, rules or regulations are adopted by the regulatory authorities in the future imposing additional restrictions on debt collection practice, we may need to modify our collection efforts accordingly.

If we are not able to respond to changes in customer preferences for our products and services and provide a satisfactory customer experience on our platforms, or our existing and new products and services do not maintain or achieve sufficient market acceptance, we will not be able to maintain and expand our customer base and increase customer activities, and our financial results and competitive position will be harmed.

We believe that our customer base is the cornerstone of our business. Our ability to maintain and expand our customer base depends on a number of factors, including our ability to offer suitable loan products or wealth management products for our customers, and our ability to provide relevant and timely products and services to meet changing customer needs. If we are unable to respond to changes in user preference and deliver satisfactory and distinguishable user experience, our users may switch to competing platforms or obtain the relevant products and services directly from their providers. As a result, customer access to and customer activity on our platform will decline, our products and services will be less attractive to our customers, and our business, financial performance and prospects will be materially and adversely affected.

Fixed income products currently constitute a significant portion of the online wealth management products we offer, which we cannot guarantee will continuously attract investors. If the market acceptance of the fixed income products offered by us, or the fixed income products in general, declines, and we fail to retain our investors by developing and promoting our other wealth management products as alternative investment portfolio options for investors, we may suffer a loss of our investor base, and our business, operation results and financial status will be adversely impacted.

We have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our existing loan products and wealth management products and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new loan products and wealth management products that incorporate additional features, improve functionality or otherwise make our products more desirable to borrowers and investors. New loan products and wealth management products must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing and new loan products and wealth management products could fail to attain sufficient market acceptance for many reasons, including:

•                  borrowers may not find terms of our loan products, such as borrowing costs and credit limit, competitive or appealing;

•                  investors or institutional funding partners are not willing to deploy their funds in a timely or efficient manner;

•                  we may fail to predict market demand accurately and provide loan products or wealth management product that meet this demand in a timely fashion;

•                  users may not like, find useful or agree with, any changes;

•                  there may be defects, errors or failures on our platform;

•                  there may be negative publicity about our loan products and wealth management products or our platform’s performance or effectiveness;

•                  regulatory authorities may take the view that the existing and new loan products and online wealth management products or changes to our platform do not comply with PRC laws, regulations or rules applicable to us; and

•                  there may be competing products and services introduced or anticipated to be introduced by our competitors.

If our existing and new loan products and wealth management products do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

We cooperate with business partners to provide services to investors and borrowers on our platform. If we are unable to maintain relationships with existing business partners and develop new relationships with potential business partners on terms acceptable to us, our reputation, business and results of operations may be materially and adversely affected.

We have established strategic partnerships with multiple financial institutions in the ordinary course of our business, including joint-stock banks, city banks, internet banks, insurance companies and trust companies. For example, we cooperate with insurance and guarantee companies to provide investor protection services. All outstanding loans facilitated through our marketplace are currently covered either by a credit assurance program operated by third-party guarantee companies or PICC Property and Casualty Company Limited’s, or PICC’s, surety insurance program. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” If these insurance and guarantee companies fail to perform any of their contractual obligations, investors on our platform may lose confidence in our marketplace, which could materially harm our reputation.  If any of these insurance and guarantee companies is unable or unwilling to continue operating in the line of business that is the subject of their cooperation with us for regulatory, business or other reasons, we may not be able to obtain similar relationships on terms acceptable to us in a timely manner, or at all. If any of the foregoing were to occur, our reputation, business and results of operations would be materially and adversely affected.

Our wealth management business involves relatively new business models and we may not be successful in operating our wealth management business.

Many elements of our wealth management business are relatively unproven, and the markets for these services in China are relatively new, rapidly developing and subject to significant challenges. Although we intend to devote additional resources to expanding our wealth management business and develop and offer more innovative products and services to our clients, we have limited experience with these businesses and cannot assure you of their future success. If we fail to address the needs of our clients, adapt to rapidly evolving market trends or continue to offer innovative products and services, there may not be significant market demand for them. In addition, our wealth management business will continue to encounter risks and difficulties that early stage businesses frequently experience, including the potential failure to cost-effectively expand the size of our customer base, maintain adequate management of risks and expenses, implement our customer development strategies and adapt and modify them as needed, develop and maintain our competitive advantages and anticipate and adapt to changing conditions in China’s financing industry resulting from mergers and acquisitions involving our competitors or other significant changes in economic conditions, competitive landscape and market dynamics. If we are unable to successfully develop our wealth management business into profitable business, our business and revenues would be materially and adversely affected.

We may not be able to ensure the accuracy of the third-party product information and the authenticity of third-party wealth management products on our platform, and we have limited control over performance of investment products we distribute.

We offer investment products such as fixed income products, mutual fund investment products and insurance products to our users on Yiren Wealth. Some underlying wealth management products are offered by third-parties. The acceptance and popularity of our platform is partially premised on the reliability of the relevant underlying wealth management products and information on our platform. We rely on the relevant third-party providers of the relevant wealth management products for the authenticity of their underlying products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from these third-party providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party providers or their agents provide inauthentic financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective investors. In addition, if our investors purchase the underlying wealth management products that they discover on our platform and they suffer losses, they may blame us and attempt to hold us responsible for their losses, even though we have made risk disclosures before they invest. Our reputation could be harmed and we could experience reduced user traffic to our platform, which would adversely affect our business and financial performance.

Furthermore, as investors access the underlying wealth management products through our platform, they may have the impression that we are at least partially responsible for the quality of these products. Although we have established standards to screen products providers before selling their products on our platform, we have limited control over performance of the investment products we distribute. In the event that an investor is dissatisfied with underlying products or the services of a products provider, we do not have any means to directly make improvements in response to user complaints. If investors become dissatisfied with the underlying wealth management products available on our platform, our business, reputation, financial performance and prospects could be materially and adversely affected.

Our wealth management products are subject to risks related to lawsuits and other claims brought by our investors.

We may be subject to lawsuits and other claims in the ordinary course of providing wealth management products to our investors. Investors generally authorize us to choose borrowers on their behalf. We may face arbitration claims and lawsuits brought by investors based on our loan matching which turned out to be unsuitable. We may also be subject to claims for failing to provide sufficient information on investment risks or for failing to provide access to such relevant information in a manner that is clear and readily accessible to investors. We may also be subject to claims against us in connection with investment products for delays in identifying suitable corresponding loans, which risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when investors experience losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation and our results of operations. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses, divert management attention and damage our reputation.

If we are unable to compete effectively, our business and results of operations could be harmed.

The industries we are operating in are competitive and evolving. We compete with financial products and companies that attract borrowers and investors, partners or all of these. With respect to loan products, we compete with market players such as traditional financial institutions, small loan companies, e-commerce driven installment platforms and other independent consumer finance platforms; with respect to wealth management products, we complete with market players such as internet ecosystem owners providing cash management and quasi fixed income products, online third-party financial brokers and information providers, and marketplace lending platforms.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive borrower or investor bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new products, offering more attractive investment returns or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition and in order to grow or maintain the volume of loan transactions facilitated through our marketplace, we may have to offer higher investment returns to investors or charge lower transaction fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new borrowers and investors to, and retaining existing borrowers and investors on our marketplace. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient investors depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future, or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

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

In addition, our business of connecting investors and individual borrowers may constitute an intermediary service, and our contracts with these investors and borrowers may be deemed as intermediation contracts, under the PRC Contract Law. Under the PRC Contract Law, an intermediary may not make a claim for a service fee and is liable for damages if it conceals any material fact intentionally or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Lending Information Intermediary—Regulations on Loans between Individuals.” Therefore, if we fail to provide material information to investors, or if we fail to identify false information received from borrowers or others and in turn provide such information to investors, and in either case if we are also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or employee supervision, we could be held liable for damages caused to investors as an intermediary pursuant to the PRC Contract Law. In addition, if we fail to complete our obligations under the agreements entered into with investors and borrowers, we could also be held liable for damages caused to borrowers or investors pursuant to the PRC Contract Law. On the other hand, we do not assume any liability solely on the basis of failure to correctly assign a loan grade to a particular borrower in the process of facilitating a loan transaction, as long as we do not conceal any material fact intentionally or provide false information, and are not found to be at fault otherwise. However, due to the lack of detailed regulations and guidance in the area of online lending information intermediary services and the possibility that the relevant PRC governmental authority may promulgate new laws and regulations regulating online lending information intermediary services in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the online lending information intermediary service industry, and there can be no assurance that the relevant PRC governmental authority will ultimately take a view that is consistent with ours.

Any harm to our brand or reputation or any damage to the reputation of the online consumer finance marketplace industry may materially and adversely affect our business and results of operations.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include, but are not limited to, our ability to:

•                  maintain the quality and reliability of our platform;

•                  provide borrowers and investors with a superior experience in our marketplace;

•                  enhance and improve our credit assessment and decisioning model;

•                  effectively manage and resolve borrower and investor complaints; and

•                  effectively protect personal information and privacy of borrowers and investors.

Our brand and reputation may also be negatively affected if the guarantee company providing guarantees, or the insurance company providing surety insurance, to the loans we facilitated fails to repay, or reimburse the investors, the principal and accrued interest on defaulted loans pursuant to the terms of the guarantee arrangement and business agreement.  Any malicious or innocent negative allegation made by the media or other parties about the foregoing or other aspects of our company, including, but not limited to, our management, business, compliance with law, financial condition or prospects, whether having merit or not, could severely hurt our reputation and harm our business and operating results. As the market for China’s online consumer finance marketplaces is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance marketplace industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online consumer finance marketplace industry, such as bankruptcies or failures of consumer finance marketplaces as part of the industry, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. Negative developments in the online consumer finance marketplace industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance marketplaces like us. For example, incidents of inappropriate conduct by a number of online lending information intermediaries in connection with loans made to college students led to the outright regulatory prohibition in May 2017 of all new loans to college students made through platforms operated by online lending information intermediaries. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We may not be able to maintain profitability in the future.

We had a net loss of RMB188.1 million in 2017 and net income of RMB1,579.8 million and RMB1,155.6 million (US$166.0 million) in 2018 and 2019, respectively. We also had accumulated deficit of RMB9,024.7 million, RMB1,673.6 million and RMB533.5 million (US$76.6 million) as of December 31, 2017, 2018 and 2019, respectively. We cannot assure you that we will be able to continue to generate net income or will have positive retained earnings in the future. Our operating expenses may increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, investors and partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the default rates of the loans facilitated through our platform may be higher than expected, which may lead to lower than expected net revenue. Furthermore, we have adopted share incentive plans in September 2015 and July 2017, and we may grant equity-based awards to eligible participants from time to time under the plan, which will result in share-based compensation expenses to us. As a result of the foregoing and other factors, our net revenue growth may slow, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our net revenue, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

•                  our ability to attract new borrowers and investors and maintain relationships with existing borrowers and investors;

•                  loan volumes and the channels through which borrowers and investors are sourced, including the relative mix of online and offline channels;

•                  changes in our product mix and introduction of new loan products;

•                  the amount and timing of operating expenses related to acquiring borrowers and investors, and the maintenance and expansion of our business, operations and infrastructure;

•                  promulgation of new rules and regulations applicable to, or heightened regulatory scrutiny of, the online lending information intermediary service industry;

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

In addition, we experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience a lower transaction volume on our online consumer finance marketplace during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Our results of operations could be affected by such seasonality in the future.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.

In 2018, we had a negative cash flow of RMB2,271.4 million from operating activities. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Activities.” Although we had a positive cash flow of RMB274.2 million (US$39.4 million) in 2019, we cannot assure you that we will be able to have a positive cash flow in the future. Going forward, our ability to collect fees from customers, in particular transaction fees from borrowers, will continue to affect our liquidity and cash flow condition. Inability to collect payments from customers in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations. In addition, given the evolving regulatory environment, PRC regulatory authorities may in the future require us to make a risk reserve deposit in a restricted bank account, similar to the requirement currently applicable to traditional financial institutions. If such requirement were to be imposed on us, our liquidity, financial condition and results of operations may be materially and adversely affected.

Our reputation may be harmed if information supplied by borrowers is inaccurate, misleading or incomplete, including if the borrowers use the loan proceeds for purposes other than as originally provided.

Borrowers supply a variety of information that is included in the loan listings on our marketplace. We do not verify all the information we receive from borrowers, and such information may be inaccurate or incomplete. For example, we often do not verify a borrower’s home ownership status or intended use of loan proceeds, and the borrower may use loan proceeds for other purposes with increased risk than as originally provided. In addition, as online lending information intermediaries are prohibited from facilitating loans to be used for high-risk activities, such as investment in stocks, over-the-counter financing, futures contracts, structured products and other derivative products or as the down payment for the purchase of residential real estate, we could be found to have violated applicable laws, rules or regulations if any of the borrowers use the loan proceeds for any such prohibited purpose, albeit inconsistent to what such borrower has previously disclosed to us. Moreover, investors do not, and will not, have access to detailed financial information about borrowers. If investors invest in loans through our platform based on information supplied by borrowers that is inaccurate, misleading or incomplete, those investors may not receive their expected returns and our reputation may be harmed. Moreover, inaccurate, misleading or incomplete borrower information could also potentially subject us to liability as an intermediary under the PRC Contract Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Lending Information Intermediary—Regulations on Loans between Individuals” below.

Fraudulent activity on our marketplace could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity both on our marketplace and associated with borrowers, investors and third parties handling borrower and investor information. For example, we detected an organized fraud incident concerning our FastTrack loan products in July 2016. After uncovering the fraud incident, we had suspended the offering of the FastTrack loan products until late July 2016 when we implemented more stringent requirements aiming to prevent similar types of fraud incidents. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. In addition, our anti-fraud and verification processes for borrowers from offline channels and online channels may differ, and such processes with respect to borrowers from online channels may not be as extensive as those from offline channels. If we increase the proportion of loans generated from our online channels as opposed to our offline channels, we may experience an increase in fraudulent activity on our platform. Significant increases in fraudulent activity could negatively impact our brand and reputation, reduce the volume of loan transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which would increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition would be materially and adversely affected.

The wealth management products that we distribute involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute a variety of wealth management products through our wealth management business, including fixed income products, mutual fund investment products and insurance products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks.

Our success in distributing and providing our products and services depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects. Not only must we be involved in the design and development of products and services, we must also accurately describe the products and services to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure of all of our clients in all market environments or against all types of risks.

If we fail to identify and fully appreciate the risks associated with the products and services we distribute and provide, or fail to disclose such risks to our clients, and our clients suffer financial loss or other damages resulting from their purchase of the financial products we distribute, our reputation, client relationships, business and prospects may be adversely affected.

We may not be able to continue to retain or expand our mass affluent investor base or maintain or increase the amount of investment made by our clients in the products we distribute under our wealth management business.

Our wealth management services primarily target China’s mass affluent population. In light of China’s competitive ever-evolving wealth management industry for mass affluent population we cannot assure you that we will be able to maintain and increase the number of our clients or that our existing clients will maintain the same level of investment in the wealth management products that we distribute. As this industry in China is at an early stage of development and highly fragmented and has low barriers to entry, our existing and future competitors may have more resources and better capabilities to capture market opportunities and grow their client bases faster than us. A decrease in the number of our clients or a decrease in their spending on the products that we distribute may reduce revenues derived from commissions and recurring service fees and monetization opportunities for our wealth management services. If we fail to continue to meet our clients’ expectations on the returns from the products we distribute or manage or if they are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, affecting our ability to attract new clients, which will in turn affect our financial condition and operational results.

Because a portion of the one-time commissions and recurring service fees we earn on the distribution of wealth management products are based on commission and fee rates negotiated with financial product providers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

We derive a portion of our revenues from recurring fees and commissions paid by financial product providers, which are negotiated and vary from product to product. Recurring fees and commission rates can fluctuate based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product providers. These factors, which are not within our control, include the capacity of product providers to place new business, profits of product providers, client demand and preference for financial products, the availability of comparable products from other product providers at a lower cost, the availability of alternative financial products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of financial products that we distributed may have a significant impact on our bargaining power with product providers in relation to the commission and fee rates for future products. Because we can neither determine, nor predict, the timing or extent of commission and fee rate changes with respect to the financial products, it is difficult for us to assess the effect of any of these changes on our operations. Therefore, any decrease in commission and fee rates would adversely affect our revenues, cash flow and results of operations.

The wealth management products we distribute are supplied by a limited number of financial product providers; and the renegotiation or termination of our relationships with such financial product providers could significantly impact our business.

The wealth management products we distribute are supplied by a selected number of financial product providers, including commercial banks, mutual fund management companies, and insurance companies. Although our wealth management business has a broad coverage of most major product providers in the market, due to our stringent screening process and rigorous risk management standards, a significant portion of the products distributed by us are sourced from a limited number of product providers, and thus we rely on our relationships with those important product providers. In 2019, our top three independent financial product providers accounted for approximately 88.4% of the aggregate value of all the products we distributed through our wealth management business. Our relationships with financial product providers are governed by distribution agreements. These agreements establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These agreements typically are entered into on a product by product basis and expire at the expiration date of the relevant financial product. For any new financial products, new agreements need to be negotiated and entered into. If financial product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their financial products, or the terms of our contracts with them become less beneficial to us, our business and operating results could be materially and adversely affected.

A drop in the investment performance for products distributed by us could negatively impact our revenues and profitability.

Investment performance is a key competitive factor for products distributed by us. Strong investment performance helps us to retain and expand our client base and helps generate new sales of products and services. Strong investment performance is therefore an important element to our goals of maximizing the value of products and services provided to our clients. There can be no assurance as to how future investment performance will compare to our competitors or that historical performance will be indicative of future returns. Any drop or perceived drop in investment performance as compared to our competitors could cause a decline in sales of our investment products and services. Poor investment performance could also adversely affect our ability to expand the distribution of third-party wealth management products.

Our wealth management clients may redeem their investments from time to time, which could reduce our fee revenues.

Some of our wealth management products permit investors to redeem their investments with us. If the return of our wealth management products does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors. Our recurring service fee revenues correlate directly to the amount of our AUA; therefore, redemptions may cause our expected recurring service fee revenues to decrease. Investors may decide to reallocate their capital away from us and to other asset managers for a number of reasons, including poor relative investment performance, changes in prevailing interest rates which make other investment options more attractive, changes in investor perception regarding our focus or alignment of interest, dissatisfaction with, changes in or a broadening of a fund’s investment strategy, changes in our reputation, and departures of, or changes in responsibilities of, key investment professionals. For these and other reasons, the pace of investor redemptions and the corresponding reduction in our AUA could accelerate.

Failure to maintain successful strategic relationships with partners may have an adverse impact on our future success.

We anticipate that we will continue to leverage our strategic relationships with existing partners in China’s online consumer finance marketplace industry to grow our business while we will also pursue new relationships with additional partners, such as traditional financial institutions and merchants in more sectors. For example, in the future, we may partner with traditional financial institutions to combine the efficiency advantages of online consumer finance marketplaces with the low funding costs of traditional financial institutions. Identifying, negotiating and documenting relationships with partners require significant time and resources as do integrating third-party data and services into our system. Our current agreements with partners often do not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our marketplace. Certain types of partners may devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with such partners, which could adversely affect our brand and reputation. If we cannot successfully enter into and maintain effective strategic relationships with business partners, our business will be harmed.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers and investors, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers and investors through our marketplace is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. In addition, we currently rely on CreditEase and in the future may continue to rely on CreditEase or other third-party service providers for loan collection services. Aggressive practices or misconduct by any of our third-party service providers, including CreditEase, in the course of collecting loans could damage our reputation.

Furthermore, as we rely on certain third-party service providers, such as third-party payment platforms and custody and settlement service providers, to conduct our business, if these third-party service providers failed to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner, or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and investors, inability to attract borrowers and investors, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Fluctuations in interest rates could negatively affect transaction volume and business.

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

In addition, the profitability of our business depends on the interest and fee rates at which our borrowers are willing to borrow, and the interest and fee rates at which our investors are willing to lend, subject to limitations of PRC laws and regulations. We have taken measures to aim to react to the fluctuations in the interest rate environments. However, if we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our investors and institutional funding partners. For example, in a falling interest rate environment, potential borrowers may seek lower priced loans from other channels if we do not lower the interest and fee rates on our loan products. Similarly, if we fail to respond to fluctuations in interest rates in a timely manner and reprice our wealth management products, our wealth management products may lose competitiveness. For example, in a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our wealth management programs. Moreover, if we are unable to reprice our loan products and wealth management products correspondingly, the spreads between the interest and fee rates on our loan products and the interest and fee rates on our investment services may be reduced, and our profitability may be adversely affected.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to consumer credit and wealth management businesses. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. For example, many of our investors may delay or reduce their investment in the loans facilitated through our platform. Adverse economic conditions could also reduce the number of qualified borrowers seeking loans on our platform, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated through our platform and our net revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

As of December 31, 2017, 2018 and 2019, we had cash and cash equivalents of RMB2,222.8 million, RMB2,606.9 million and RMB3,198.1 million (US$459.4 million), respectively. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to protect the confidential information of our borrowers and investors may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and investors, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. Under the PRC Cyber Security Law, which took effect on June 1, 2017, we are required to formulate security management system and operational procedures, take measures to prevent acts that jeopardize cyber security such as computer virus, network attacks and network intrusion, and safeguard personal information, user information and business secrets. If we are deemed a critical information infrastructure under the Cyber Security Law, we will be subject to additional requirement regarding the construction, security protection, purchase of products and services, secrecy, localization of data, and annual evaluation of the infrastructure. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, adverse regulatory consequences, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and investors could be severely damaged, we could incur significant liability and our business and results of operations could be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and related rules require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2019. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.”

In addition, as we have ceased to be an “emerging growth company” as such term is defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion audit report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

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

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-competition agreements with our employees to protect our proprietary rights. As of the date of this annual report, we had 392 registered trademarks and had applied to register 512 trademarks with the Trademark Office of the National Intellectual Property Administration. In addition, we have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks. However, the trademark licenses granted by CreditEase to us have not been filed with the Trademark Office of the National Intellectual Property Administration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Intellectual Property Rights.” We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-competition agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert our management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve borrowers and investors. These transactions could be material to our financial condition and results of operations if consummated. If we are unable to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

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

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Acquisitions could expose us to significant business risks.

We have made and may continue to make strategic acquisitions that could, among other goals, complement our existing services, expand our customer base, improve user acquisition efficiency, lower operating costs and/or enhance technological capabilities. For example, in July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates the Acquired Business. After the business realignment, we will continue to receive certain business consulting and other support services from CreditEase. See “Item 4. Information on the Company—A. History and Development of the Company.”

While we believe the business realignment would enhance our market position as a leading comprehensive fintech platform, enable us to better leverage synergies between our existing businesses and the businesses we assumed from CreditEase and improve our overall operating efficiency, this transaction, as well as other acquisitions, could expose us to business risks, including but not limited to financial and operational risks. For example, as part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui Information Consultant (Beijing) Co., Ltd, or Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. If borrower acquisition through Puhui decreases or becomes less effective or the quality of the borrowers acquired through Puhui does not meet our borrower qualification standards, our business and results of operations may be adversely and materially affected. There also can be no assurance that we would be able to find other acquisition channels on commercially reasonable terms, or at all.

Financial risks from the  business realignment and other acquisitions include, among other things, (i) the use of our cash resources; (ii) paying a price that exceeds the future value realized from the acquisition; (iii) potential known and unknown liabilities of the acquired businesses; (iv) the incurrence of additional debt; (v) the dilutive effect of the issuance of any additional equity securities by our company as consideration for, or to finance, the acquisition; (vi) the financial impact of incorrectly valuing goodwill and other intangible assets involved in any acquisitions; (vii) potential future impairment write-downs of goodwill and indefinite-life intangibles and the amortization of other intangible assets; and (viii) possible adverse tax and accounting effects.

In addition, there are possible operational risks, including, among other things, difficulty in assimilating and integrating the operations, services, products, technology, information systems and personnel of acquired companies; losing key personnel of acquired entities; and compliance with additional laws relating to the acquired business and regulatory risks associated with the past violation of law by the acquired businesses. We may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses. Acquisitions could expose us to significant integration risks and increased organizational complexity, including more complex and costly accounting processes and internal controls, which may challenge management and may adversely impact the realization of an increased contribution from such acquisitions. In addition, while we execute acquisitions and related integration activities, our attention may possibly be diverted from our ongoing operations, which may have a negative impact on our business. Failure to adequately anticipate and address these risks could adversely affect our business and financial performance.

Although we performed due diligence investigations of the businesses and assets that we will assume, and will also do so for future acquisitions, there may be liabilities related to the acquired business or assets that we fail to, or are unable to, uncover during the due diligence investigation and for which we, as a successor owner, may be responsible. When feasible, we seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by a price adjustment mechanism and/or deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor, or for other reasons. For example, to further diversify our business operation and revenue sources, we acquired Varengold Capital Securities Limited, a securities dealer registered with Hong Kong Securities and Future Commission possessing Type 1 and Type 2 License, in January 2020. See “Item 4. Information on the Company—A. History and Development of the Company.” These strategic acquisitions involve risks commonly encountered in business relationships, such as potential unknown liabilities for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other unknown liabilities, which may adversely affect our reputation, business and results of operations. Furthermore, due to our lack of sufficient prior experience and unfamiliarity with potential market segments, we may not be able to operate the businesses under Type 1 and Type 2 License and the PRC insurance brokerage license successfully, achieve expected results or generate sufficient revenues to offset the associated acquisition costs, which may have an adverse impact on our financial condition and results of operations. In addition, the brokerage industry in Hong Kong is highly regulated. Our business operations under Varengold Capital Securities Limited are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, or collectively the “HK Brokerage Service Rules”. These HK Brokerage Service Rules set out the licensing requirements, regulate our operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to our business operations. Failure to comply with applicable HK Brokerage Service Rules can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights. Any outcome may affect our ability to conduct business in Hong Kong, harm our reputation and, consequently, adversely affect our business, financial condition, results of operations and prospects.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect on our business.

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

We are subject to rules and regulations by various governing bodies, including, for example, the United States Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

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

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide products and services on our platform.

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have seen delinquency volatilities and a significant decrease in loan volumes and revenues in the first quarter of 2020. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangement for some of our employees, suspension of our offline customer acquisition activities and cancellation of non-essential business travels to ensure the safety and health of our employees. These measures could reduce the capacity and efficiency of our operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

Risks Related to Our Carve-out from CreditEase and Our Relationship with CreditEase

We rely on our parent company, CreditEase, for the successful operation of our business.

We have limited experience operating as a stand-alone company. We commenced our online consumer finance marketplace business in March 2012, and Yirendai Ltd. was incorporated in 2014 in the Cayman Islands (and was renamed as Yiren Digital Ltd. in 2019) as a wholly owned subsidiary of CreditEase. Founded in 2006 by our executive chairman, Mr. Ning Tang, CreditEase is a large financial services company focusing on providing inclusive finance and wealth management products and services in China. Inclusive finance focuses on providing access to affordable and responsible financing solutions to those in China who are often unable to gain such access. We completed our carve-out from CreditEase in the first quarter of 2015. Historically, CreditEase has provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, and also with the services of a number of its executives and employees. In July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates the Acquired Business. Although we have become a stand-alone company, we expect CreditEase to continue to provide us with certain support services during a transitional period. We have also relied on CreditEase for the successful operation of our online consumer finance marketplace. After the business realignment with CreditEase closed in July 2019, we will continue to receive certain business consulting and other support services from CreditEase. Although we have entered into a series of agreements with CreditEase relating to our ongoing business cooperation and service arrangements with CreditEase, we cannot assure you that we will continue to receive the same level of support from CreditEase after we become a stand-alone company. The cost of services which CreditEase provides to us may from time to time increase based on commercial negotiations between CreditEase and us. Furthermore, borrowers, investors and business partners may react negatively to our carve-out from CreditEase. As such, our carve-out from CreditEase may materially and adversely affect our business. In addition, as a result of our carve-out from CreditEase, our historical financial performance may not be indicative of our future performances as a stand-alone public company.

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

Prior to our establishment, our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase. We completed our carve-out from CreditEase in the first quarter of 2015, and all of our online consumer finance marketplace business is now carried out by our own subsidiaries and consolidated variable interest entities. Since we and the subsidiaries and variable interest entities of CreditEase that operated our online marketplace business are under common control of CreditEase, our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. In particular, our consolidated balance sheets include those assets and liabilities that are specifically identifiable to our business; and our consolidated statements of operations include all costs and expenses related to us, including costs and expenses allocated from CreditEase to us. Allocations from CreditEase, including amounts allocated to origination and servicing expenses, sales and marketing expenses and general and administrative expenses, were made using a proportional cost allocation method and based on headcount or transaction volume for the provision of services attributable to us. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company prior to our carve-out from CreditEase in the first quarter of 2015. Although our management believes that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for our arrangements with CreditEase and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, upon becoming a stand-alone company, we have established our own financial, administrative and other support systems to replace CreditEase’s systems, the cost of which may have been significantly different from the cost allocation with CreditEase for the same services. Therefore, you should not view our historical results as indicators of our future performance.

Any negative development in CreditEase’s market position, brand recognition or financial condition may materially and adversely affect our marketing efforts and the strength of our brand.

Prior to our initial public offering, we were a wholly-owned subsidiary of CreditEase, and after our initial public offering, CreditEase remains our controlling shareholder. We have benefited significantly and expect to continue to benefit significantly from our association with CreditEase in marketing our brand and our marketplace. We used to rely on CreditEase’s nationwide service network for offline borrower acquisition. In 2017 and 2018, 41.2% and 38.4% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 48.5% and 43.1% of the total amount of loans facilitated through our marketplace, respectively. As part of a business realignment with CreditEase in 2019, we acquired Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. We also benefit from CreditEase’s strong brand recognition in China, which provides us with credibility and a broad marketing reach. If CreditEase loses its market position, the effectiveness of our marketing efforts through our association with CreditEase may be materially and adversely affected. In addition, any negative publicity associated with CreditEase or any negative development in respect of CreditEase’s market position, financial condition, or in terms of its compliance with legal or regulatory requirements in China, will likely have an adverse impact on the effectiveness of our marketing, as well as our reputation and brand.

Our agreements with CreditEase may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our amended and restated non-competition agreement with CreditEase limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with CreditEase and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under our amended and restated non-competition agreement with CreditEase, we agree during the non-competition period, which will end on the earliest of (i) the first anniversary of the control ending date, (ii) the date on which the ADSs representing ordinary shares of Yiren Digital cease to be listed on Nasdaq or the New York Stock Exchange (except for temporary suspension of trading of the ADSs), and (iii) March 25, 2034, the fifteenth anniversary of March 25, 2019, the date of the amended and restated non-competition agreement, not to, subject to certain exceptions, compete with CreditEase in the business or any business that is of the same nature as the business currently conducted by CreditEase, in each case unless as may otherwise be approved in writing by CreditEase. The control ending date refers to the earlier of (i) the first date when CreditEase no longer owns at least 20% of the voting power of our then outstanding securities or (ii) the first date when CreditEase ceases to be the largest beneficial owner of our then outstanding voting securities. Such contractual limitations may significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of the online consumer finance marketplace industry in China slow down. In addition, pursuant to our master transaction agreement with CreditEase, we agree to indemnify CreditEase for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from CreditEase. The allocation of assets and liabilities between CreditEase and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as CreditEase continues to control us, we may not be able to bring a legal claim against CreditEase in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

CreditEase will control the outcome of shareholder actions in our company.

As of March 31, 2020, CreditEase held 87.3% of our outstanding ordinary shares and total voting power. CreditEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our current memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

CreditEase’s voting control may cause transactions that might not be beneficial to the holders of our ADSs to occur and may prevent transactions that would be beneficial to the holders of our ADSs. For example, CreditEase’s voting control may prevent a transaction involving a change of control of us, including transactions in which a holder of our ADSs might otherwise receive a premium for the securities held by such holder over the then-current market price. In addition, CreditEase is not prohibited from selling a controlling interest in us to a third party and may do so without the approval of the holders of our ADSs and without providing for a purchase of the ADSs. If CreditEase is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of CreditEase, and may do so in a manner that could vary significantly from that of CreditEase. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. See “—We may have conflicts of interest with CreditEase and, because of CreditEase’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us” below.

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

•                  Our board members or executive officers may have conflicts of interest. Our executive chairman, Mr. Ning Tang, and two directors, Quan Zhou and Tina Ju, are members of the board of directors of CreditEase, and Mr. Ning Tang is the chief executive officer of CreditEase. Ning Tang has also become our chief executive officer upon the closing of the business realignment with CreditEase in July 2019. See “Item 4. Information on the Company—A. History and Development of the Company.” In addition, we have granted and may in the future continue to grant incentive share compensation to CreditEase’s employees and consultants. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for CreditEase and us.

•                  Sale of shares in our company. CreditEase may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

•                  Allocation of business opportunities. Under our amended and restated non-competition agreement with CreditEase, we agree not to compete with CreditEase in the businesses conducted by CreditEase. There may arise other business opportunities that both we and CreditEase find attractive and which would complement our respective businesses. CreditEase may decide to take such opportunities itself, which would prevent us from taking advantage of those opportunities.

•                  Developing business relationships with CreditEase’s competitors. So long as CreditEase remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

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

Our executive chairman and chief executive officer, Mr. Ning Tang, has considerable influence over us and our corporate matters.

Our executive chairman and chief executive officer , Mr. Ning Tang, has considerable influence over us and our corporate matters. Mr. Tang beneficially owns 43.4% of the total outstanding shares of CreditEase, which is our controlling shareholder, as of March 31, 2020. Moreover, as Mr. Tang, as a director of CreditEase, currently holds three out of the five votes of CreditEase’s board of directors, he therefore controls the decision-making of CreditEase and indirectly has considerable influence over us, our corporate matters and matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our ordinary shares and our ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition) effective from July 30, 2019, as amended, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Yiren Hengye Technology Development (Beijing) Co., Ltd., or Hengye, Hengcheng Technology Development (Beijing) Co., Ltd., or Hengcheng, and the shareholders of Hengcheng, a series of contractual arrangements entered into among Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, Yiren Financial Information Service (Beijing) Co., Ltd., or Yiren Wealth Management, and the shareholders of Yiren Wealth Management, a series of contractual arrangements entered into among Hengye, Tianjin Linyang Information and Technology Co., Ltd., or Linyang, and the shareholders of Linyang, and a series of contractual arrangements entered into among Hengyuda, Beijing Kechuang Xinlian Technology Co., Ltd., or Beijing Kechuang, and the shareholders of Beijing Kechuang. As a result of these contractual arrangements, we exert control over Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Corporate History and Structure.”

In the opinion of our PRC counsel, Han Kun Law Offices, (i) our current ownership structure, the ownership structure of Hengye and Hengyuda, our PRC subsidiaries, and Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, our consolidated variable interest entities, (ii) the contractual agreements among Hengye, Hengcheng and the shareholders of Hengcheng, (iii) the contractual agreements among Hengyuda, Yiren Wealth Management and the shareholders of Yiren Wealth Management, (iv) the contractual agreements among Hengye, Linyang and the shareholders of Linyang, and (v) the contractual agreements among Hengyuda, Beijing Kechuang and the shareholders of Beijing Kechuang, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities”, are, in each case, not in violation of existing PRC laws, rules and regulations; and these contractual agreements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. The equity pledge under that certain equity pledge agreements are in the process of registering with the competent office of the State Administration for Market Regulation in accordance with the PRC laws. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. See “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations” below. If the ownership structure, contractual arrangements and business of our company, Hengye, Hengyuda, Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Hengye, Hengyuda, Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, revoking the business licenses or operating licenses of Hengye, Hengyuda, Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated variable interest entities, and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our consolidated variable interest entities and their respective shareholders to operate our www.yirendai.com website, our wealth management website and mobile application, our credit card management mobile application Waka, and our insurance referral business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organization Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, our consolidated variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such consolidated variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by such consolidated variable interest entities and their respective shareholders of their obligations under the contracts to exercise control over such consolidated variable interest entities. The shareholders of such consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with such consolidated variable interest entities. Although we have the right to replace any shareholder of such consolidated variable interest entities under their respective contractual arrangements, if any shareholder of such consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated variable interest entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with our consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, our consolidated variable interest entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of such consolidated variable interest entities were to refuse to transfer their equity interest in such consolidated variable interest entities, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

We have four consolidated variable interest entities, namely Hengcheng, Yiren Wealth Management, Linyang, and Beijing Kechuang. The equity interests of Hengcheng are held by Mr. Ning Tang, our founder and executive chairman, and two other individuals, Mr. Fanshun Kong and Ms. Yan Tian. The equity interests of Yiren Wealth Management are held by Mr. Ning Tang, our founder and executive chairman, Pucheng Credit Assessment and Management (Beijing) Co., Ltd., and two other individuals, Mr. Fanshun Kong and Ms. Yan Tian. The equity interests of Linyang are held by Ms. Lingjing Li and Mr. Yang Wang, both of whom are our employees. The equity interests of Beijing Kechuang are held by Mr. Ning Tang and Ms. Yan Tian. Their interests in such consolidated variable interest entities may differ from the interests of our company as a whole. These shareholders may breach, or cause such consolidated variable interest entities to breach, the existing contractual arrangements we have with them and such consolidated variable interest entities, as the case may be, which would have a material adverse effect on our ability to effectively control such consolidated variable interest entities and receive economic benefits from such consolidated variable interest entities. For example, the shareholders may be able to cause our agreements with such consolidated variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Under applicable PRC laws and regulations, arrangements and other transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that (i) the contractual arrangements between Hengye, our wholly-owned subsidiary in China, Hengcheng, our consolidated variable interest entity in China, and the shareholders of Hengcheng, (ii) the contractual arrangements between Hengyuda, our wholly-owned subsidiary in China, Yiren Wealth Management, our consolidated variable interest entity in China, and the shareholders of Yiren Wealth Management, (iii) the contractual arrangements between Hengye, our wholly-owned subsidiary in China, Linyang, our consolidated variable interest entity in China, and the shareholders of Linyang, and (iv) the contractual arrangements between Hengyuda, our wholly-owned subsidiary in China, Beijing Kechuang , our consolidated variable interest entity in China, and the shareholders of Beijing Kechuang were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, our consolidated variable interest entities, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by such consolidated variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of such consolidated variable interest entities. In addition, if Hengye or Hengyuda requests the shareholders of such consolidated variable interest entities, as the case may be, to transfer their equity interests in such consolidated variable interest entities, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Hengye or Hengyuda to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on such consolidated variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our consolidated variable interest entities that are material to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, our consolidated variable interest entities, hold certain assets that are material to the operation of our business. Under the contractual arrangements, our consolidated variable interest entities may not, and their respective shareholders may not cause them to, in any manner, sell, transfer, mortgage or otherwise dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of such consolidated variable interest entities breach these contractual arrangements and voluntarily liquidate such consolidated variable interest entities, or any of such consolidated variable interest entities declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of Hengye and Hengyuda, our PRC subsidiaries, and our consolidated variable interest entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company in dealing with third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops that can be used for specific purposes. The chops of our principal PRC subsidiaries and our consolidated variable interest entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience a disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources while distracting management from our operations to resolve these issues.

Risks Related to Doing Business in China

Changes in China’s or global economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Iran, Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the current trade tension between the United States and China. In addition, the impact of the decision by the United Kingdom to withdraw from the European Union, commonly referred to as “Brexit”, and the resulting effect on the political and economic future of the U.K. and the European Union is uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

In particular, PRC laws and regulations concerning the online lending information intermediary service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the Guidelines, the Interim Measures, the Custodian Guidelines, Circular 141 and Circular 57, and avoid conducting any activities that may be deemed illegal under the current applicable laws and regulations, the relevant PRC government authority may promulgate new laws and regulations regulating the online lending information intermediary service industry and amend the existing laws and regulations in the future. See “—Risks Related to Our Business—The laws and regulations governing the online lending information intermediary service industry in China are developing and evolving and subject to changes. If we fail to obtain and maintain requisite approvals, licenses or permits applicable to our business, our business, financial condition and results of operations would be materially and adversely affected” and “—Risks Related to Our Business—If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the online lending information intermediary service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance marketplaces like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner, or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has become effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. In addition, the Supreme People’s Court issued Certain Opinions Concerning the Application of the Foreign Investment Law on December 16, 2019, or the Foreign Investment Law Judicial Interpretations, which provides that investment contract in relation to the investment by foreign investor in a field which is prohibited from foreign investment under the Negative List may be invalidated by the courts. Although we believe contractual arrangements would not be deemed as “investment contract” under the Foreign Investment Law Judicial Interpretations, we cannot assure you that the that PRC courts would take the same view as us. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

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

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Hengcheng, our consolidated variable interest entity operating our online marketplace, and Yiren Wealth Management, our consolidated variable interest entity operating our wealth management website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Hengcheng and Yiren Wealth Management to obtain an ICP License and an EDI license.

An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-Added Telecommunication Services.” As of the date of this annual report, Hengcheng is in the process of renewing its ICP License, and Yiren Wealth Management is in the process of applying for an ICP License. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Hengcheng and Yiren Wealth Management will be required to obtain a separate value-added telecommunications business operating license with respect to the services provided through mobile devices in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

An EDI License is a value-added telecommunications business operating license required for provision of data processing and transaction processing services. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 requires online lending information intermediaries, among other things, to apply for the appropriate telecommunication business license in accordance with the relevant requirements of the telecommunication authorities subsequent to completion of the record-filing with the local financial regulatory department. In accordance with the Guidelines and the Interim Measures, the relevant authorities are in the process of making detailed implementation rules regarding the application procedures for appropriate telecommunication business license by online lending information intermediaries. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Hengcheng currently owns the relevant domain names and trademarks in connection with our value-added telecommunications business and has the necessary personnel to operate our websites. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

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

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. In addition, we rely on our third-party service providers, in particular the custody banks and payment companies that handle the transfer of funds between borrowers and investors, to have their own appropriate anti-money laundering policies and procedures. The custody banks and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines issued by People’s Bank of China, or the PBOC, in February 2017 require the online lending platforms to set up custody accounts with commercial banks and comply with the anti-money laundering requirements of the relevant commercial banks. On October 11, 2018, the PBOC, the China Banking and Insurance Regulatory Commission, or the CBIRC, and the China Securities Regulatory Commission, or the CSRC, jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports etc. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Hengye and Hengyuda to adjust their taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment” above.

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

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” below.

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

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by PRC Ministry of Commerce, or MOFCOM, or its local counterpart and the amount of registered capital of such foreign-invested company or two times the net assets provided in the latest audited financial report of such PRC subsidiary, as applicable. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, and Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020, or Circular 64, the maximum amount of foreign debt that each company may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, which may not exceed two and a half times its net assets as indicated in its latest audited financial report. The risk-weighted balance of cross-border financing of a company is calculated based on its outstanding amounts of Renminbi and foreign currency cross-border debt, multiplied by risk conversion factors corresponding to their respective remaining terms, loan categories and currency. However, for a one-year grace period starting from January 11, 2017, a foreign-invested company such as our PRC subsidiaries may elect to determine the maximum amount of its foreign debt in according with the rules in effect prior to Circular 9, or to comply with Circular 9. On the other hand, PRC domestic companies such as our consolidated variable interest entities must comply with Circular 9. Moreover, according to the Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to our consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed for record with MOFCOM or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within their business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments except principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investments. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments on the premise by using capital funds without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If our consolidated variable interest entities need financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our consolidated variable interest entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

Any significant appreciation or depreciation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenue in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. For example, on January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which sets out certain measures tightening genuineness and compliance verification of cross-border transactions and cross-border capital flow, including (i) improving the statistics of current account foreign currency earnings deposited offshore; (ii) requiring banks to verify board resolutions, tax filing forms, and audited financial statements before wiring foreign-invested enterprises’ foreign exchange distributions above US$50,000; and (iii) strengthening genuineness and compliance verification of foreign direct investments. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have accrued the employee benefit according to the local governments’ regulations in financial statements, but we have not made adequate employee benefits payments as of the date of this annual report. In addition, certain entities we acquired in March 2019 as part of our business realignment with CreditEase did not make adequate employee benefits payment in the past. Although we have obtained indemnities and warranties from CreditEase to protect us for any potential liability associated with unpaid employee benefits, we may be required to make up the contributions for these plans and pay late penalties and fines in the first place before we could claim compensation from CreditEase. If we are subject to late penalties or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be materially and adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the PRC Anti-Monopoly Law requires that MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. On March 25, 2019, we entered into a set of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. In December 2019, Puhui became our wholly owned subsidiary through a series of internal re-organization transactions. If MOFCOM or any of its local counterparts challenges aforementioned the transaction structure or requires us to complete relevant approval process, we may have to adjust the transaction structure, amend or terminate the definitive agreements or be subject to fines and other administrative sanctions. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

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

Under the Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Yiren Digital Ltd. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Yiren Digital Ltd. or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ADSs.

Discontinuation of preferential tax treatment or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit companies qualified as “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. Hengye, one of our PRC subsidiaries, was qualified as a “software enterprise” in July 2016, and accordingly has been eligible for an exemption of enterprise income tax for 2015 and 2016 and a reduced enterprise income tax at the rate of 12.5% from 2017 through 2019. However, Hengye’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Hengye fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Hengyuda, one of our PRC subsidiaries, was eligible for a reduced enterprise income tax rate of 15% since the year 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, Hengyuda’s favorable tax treatment is subject to an annual filing requirement. Moreover, the relevant rules and policy initiative may change, and favorable tax treatment under these rules is available only to companies meeting certain qualifications. Therefore there is uncertainty as to whether and for how long Hengyuda can continue to enjoy such favorable tax treatment after 2019. If such favorable tax treatment becomes unavailable to Hengyuda in the future, its applicable corporate income tax rate would increase to 25%, which may affect our financial condition and results of operations.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Benefits, or Circular 35, which became effective on January 1, 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” Our board of directors decided in August 2018 to suspend the previously adopted semi-annual dividend policy. In the event that we make offshore distributions of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Yiren Digital Hong Kong Limited, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business promulgated by the State Administration of Taxation, which became effective in January 2008, or Circular 59, the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises promulgated by the State Administration of Taxation in February 2015, or Circular 7, and the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source promulgated by the State Administration of Taxation in October 2017 and taken into effect in December 2017 and amended in June 2018, or SAT Circular 37.

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

The PRC tax authorities have the discretion under Circular 59, Circular 7 and SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. We may pursue acquisitions from time to time that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 59, Circular 7 and SAT Circular 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by auditor who is not inspected by the Public Company Accounting Oversight Board, and, as such, you are deprived of the benefits of such inspection.

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

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with the PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to U.S. regulators.

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

The trading price of our ADSs has ranged from US$4.48 to US$17.02 per ADS in 2019. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

In June 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our ADSs or ordinary shares. As of December 31, 2019, we had repurchased a total of 368,686 ADSs at an average price of US$14.9 per ADS under this program. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Our board of directors has discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. On July 29, 2017, our board of directors approved a semi-annual dividend policy. Under this policy, semi-annual dividends were set at an amount equivalent to approximately 15% of our anticipated net income after tax in each half year commencing from the second half of 2017. The determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors that the board may deem appropriate. As such, the amount of dividends that you will receive is subject to change. In addition, there can be no assurance that we will not adjust our dividend policy in the future. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2020, we had 185,613,004 ordinary shares outstanding. Among these shares, 23,113,058 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we deem or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We were previously subject to two shareholder class action lawsuits that were subsequently dismissed. However, we cannot assure you that we will not be subject to other shareholder class action lawsuits in the future.

We were previously subject to two shareholder class action lawsuits that were subsequently dismissed. See details on the putative shareholder class action lawsuits in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” On July 12, 2017, the United States District Court for the Central District of California dismissed the class action lawsuits and concluded that the plaintiff’s action, which was not certified as a class action, shall be dismissed with prejudice. However, we cannot assure you that we will not be subject to other shareholder class action lawsuits in the future. If we are subject to other shareholder class action lawsuits, we will be unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert our management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of the average quarterly fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang for United States federal income tax purposes, and based upon our income and assets, including goodwill, and the value of our ADSs and ordinary shares, we do not believe that we were be a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC for the current taxable year or in the foreseeable future.

Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. If it were determined that we do not own the stock of Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being a PFIC for the taxable year ended December 31, 2019 or becoming a PFIC in one or more future taxable years.

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

We may incur increased costs as a result of being a public company, particularly after we have ceased to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Item 4.                                 Information on the Company

A.                                    History and Development of the Company

We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase, which remains our parent company and controlling shareholder. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. We then established a wholly owned subsidiary in Hong Kong, Yirendai Hong Kong Limited, or Yirendai HK, in October 2014, and Yirendai HK further established Yiren Hengye Technology Development (Beijing) Co., Ltd., or Hengye, our wholly owned subsidiary in China, in January 2015. Yirendai HK further established Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, our wholly owned subsidiary in China, in March 2016. Hengye further established Yiren Information Consulting (Beijing) Co., Ltd. or Yiren Information, our wholly owned subsidiary in China, in August 2017. We established a wholly owned subsidiary, Yiren Blue Boyage Limited, or Yiren Blue, in Cayman Islands in May 2019. We acquired, through Yiren Blue, all outstanding shares of Varengold Capital Securities Limited, a limited liability company incorporated in Hong Kong, in January 2020. Varengold Capital Securities Limited is a securities dealer registered with Hong Kong Securities and Future Commission possessing Type 1 and Type 2 License. We established Yiren Green Management Limited, a limited liability company incorporated in Hong Kong, in December 2019, to support the business operation of Varengold Capital Securities Limited. In September 2019, we renamed our company as Yiren Digital Ltd. In August 2019, we renamed Yirendai HK as Yiren Digital Hong Kong Limited, or Yiren Digital HK. We have obtained 100% control over Shenzhen Zhongbang Information Consulting Service Co., Ltd. as a result of business realignment with CreditEase. Shenzhen Zhongbang Information Consulting Service Co., Ltd. became a wholly-owned subsidiary of Hengye in December 2019. Yiren Heng Sheng Technology Development (Beijing) Co., Ltd. is currently a wholly-owned subsidiary of Hengye, and has not engaged in any business operation since its incorporation in October 2017.

Hengcheng Technology Development (Beijing) Co., Ltd., or Hengcheng, was established in China in September 2014. Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian are the shareholders of Hengcheng, owning 93.0%, 0.9% and 6.1% of the equity interest in Hengcheng, respectively, as of the date of this annual report. We obtained control and became the primary beneficiary of Hengcheng in February 2015 by entering into a series of contractual arrangements with Hengcheng and its shareholders. Hengcheng acquired Dekai Yichuang Asset Management (Shenzhen) Co., Ltd., or Dekai Yichuang, in May 2019 from CreditEase as a part of our business realignment with CreditEase. Dekai Yichuang acquired the majority of the equity interest of Hainan Haijin Yichuang Data Information Service Co., Ltd., or Yi Chuang Data, in May 2019 and Yi Chuang Data became our wholly owned subsidiary in October 2019. Yi Chuang Data established two wholly owned subsidiaries, Haijin Yichuang Commercial Factoring (Shenzhen) Co., Ltd., to conduct factoring business, in April 2017, and Haijin Yichuang Financial Leasing Co., Ltd., to conduct financial leasing business, in March 2017, respectively. Yi Chuang Data and Haijin Yichuang Financial Leasing Co., Ltd. collectively established Hainan Haijin Yichuang Micro-lending Co., Ltd., holding 50% and 50% equity interests in Hainan Haijin Yichuang Micro-lending Co., Ltd., respectively, to conduct micro-lending business, in May 2017.

To execute our strategy of offering more value-added services to investors, we established Yiren Financial Information Service (Beijing) Co., Ltd., or Yiren Wealth Management, in China in October 2016 to mainly conduct our wealth management business, aiming to provide investors with an expanded array of investment options, including fund and insurance products offered by third parties. Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian are the shareholders of Yiren Wealth Management, owning 73.47%, 10.61%, 7.96% and 7.96% of the equity interest in Yiren Wealth Management, respectively, as of the date of this annual report. We obtained control and became the primary beneficiary of Yiren Wealth Management by entering into a series of contractual arrangements with Yiren Wealth Management and its shareholders in October 2016. In December 2019, we acquired 100%  shareholding ownership of Harbin Wanbang Funong Agricultural Machinery Service Co., Ltd., or Wanbang Funong, a PRC limited liability company, and expect to use Wanbang Funong to conduct finance related business operation. As of the date of this prospectus, Wanbang Funong has not engaged in any business operation.

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

In March 2019, we entered into a series of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. In July 2019, we and CreditEase amended the original definitive agreements and closed the business realignment. Pursuant to the business realignment, we assumed from CreditEase and its affiliates certain target businesses, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses. After the business realignment, we continue to receive certain business consulting and other support services from CreditEase. The target businesses have been consolidated into our consolidated financial statements. Concurrently with the execution of foregoing definitive agreements and as a part of the transactions, we obtained control over CreditEase Puhui Information Consultant (Beijing) Co., Ltd, or Puhui, and CreditEase Huimin Investment Management (Beijing) Co., Ltd, or Huimin, through a series of contractual arrangements and started to consolidate their financial results since March 2019. In December 2019, after a series of internal re-organization, Puhui became our wholly owned subsidiary and Huimin was divested from us after transferring its online consumer lending business to Hengcheng. Subsequently, we sold Huimin to a subsidiary of CreditEase.

We established Linyang in China in June 2019. Ms. Lingjing Li and Mr. Yang Wang, our employees, are the shareholders of Linyang, owning 90% and 10% of the equity interest in Linyang, respectively, as of the date of this annual report. We obtained control and became the primary beneficiary of Linyang by entering into a series of contractual arrangements with Linyang and its shareholders in December 2019. In August 2019, Linyang established Beijing Yi Ding Technology Co., Ltd., to conduct our insurance referral business.

On September 30, 2019, with the approval of our shareholders, we changed our name from “Yirendai Ltd.” to “Yiren Digital Ltd.”.

We established Beijing Kechuang in China in November 2019, to operate our business related to Waka, a credit card management app. Mr. Ning Tang and Ms. Yan Tian are the shareholders of Beijing Kechuang, owning 90% and 10% of the equity interest in Beijing Kechuang, respectively, as of the date of this annual report. We obtained control and became the primary beneficiary of Beijing Kechuang by entering into a series of contractual arrangements with Beijing Kechuang and its shareholders in January 2020.

We currently conduct our online consumer finance marketplace business in China through three wholly owned subsidiaries, Hengye, Hengyuda and Puhui, and two of our consolidated variable interest entities, Hengcheng and Yiren Wealth Management. Hengcheng operates our website www.yirendai.com, an online consumer finance platform that facilitates unsecured consumer loans. Hengcheng is in the process of renewing its ICP License. Puhui operates www.yxpuhui.com and provides referral and other services through its nationwide service network. Yiren Wealth Management operates our wealth management website and mobile application, which serves as an online portal for investment products, including the loan products offered by us as well as other investment products offered by third parties. Yiren Wealth Management is in the process of applying for an ICP License.

Our principal executive offices are located at 10/F, Building 9, 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5395-3680.

B.                                    Business Overview

We are a leading fintech company in China providing consumers with both credit and wealth management solutions. Since our inception, we have been operating one of China’s largest lending platforms by leveraging technology to seamlessly deliver individual borrowers an easy access to credit and investors attractive investment opportunities. Our recent strategic business realignment with CreditEase enables us to operate our business on a more diverse and scalable mix of service platforms——Yiren Credit and Yiren Wealth. Yiren Credit is our credit-tech platform that has the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products funded by both retail and institutional investors. Yiren Wealth is our wealth management platform that specifically targets mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions. We believe we are well positioned to capture the significant synergy opportunities presented by this business realignment and deliver long-term operating performance and improvements through our increased scale.

Our Yiren Credit platform automates key aspects of our consumer credit business and enables us to provide an effective solution to address largely underserved borrower demand in China. Borrowers can access loans products through a fast and easy-to-use online interface or through our nationwide service network. Our Yiren Credit platform enables more efficient credit decisioning, pricing, servicing and support operations. As of December 31, 2019, we had served approximately 4.7 million borrowers and approximately 2.6 million individual investors. In 2017, 2018 and 2019, we facilitated RMB70,676.0 million, RMB63,329.1 million and RMB39,103.0 million (US$5,616.8 million) in loans. In 2019, 8.8% of loans facilitated were funded by our institutional funding partners. In 2017, 2018 and 2019, we facilitated RMB34,613.9 million, RMB34,673.9 million and RMB17,583.9 million (US$2,525.8 million) in loans through our mobile applications, respectively, representing 49.0%, 54.8% and 45.0% of the total amount of loans facilitated through our marketplace in the respective periods. Fund provided to our borrowers are primarily sourced from retail investors and as part of our strategy of diversifying funding sources, we have also partnered with institutional funding partners, including banks, to provide capital to our individual borrowers.

Our Yiren Wealth platform specifically targets the mass affluent population in China, who are looking for tailored investment solutions with low entry barriers. We address this significant unmet need of mass affluent investors by using proprietary robo-advisors and remote financial advisors to provide an automated portfolio allocation platform that matches customer risk appetite, risk preference and financial objectives with a portfolio of investment options. Our one-stop Yiren Wealth platform automates and integrates key aspects of our wealth management business, including KYC, investor education, asset allocation planning, portfolio review and rebalancing and cross-sale and up-sale, and offers analytic tools and data to facilitate investor decision making. Through our rigorous product selection and risk management processes, we have established long-term relationships with top tier fund managers, insurance brokers and asset managers of licensed financial institutions.  Our wealth management business primarily distributes fixed income products, mutual fund investment products, insurance products and other wealth management products offered by banks. For fixed income P2P products, individual investors have the option to select specific loans to invest in or use our automated investing tool that identifies and selects loans on the basis of a targeted return. On our platform, our individual investors have access to a liquid secondary market, providing them an opportunity to exit their investments before the underlying loans mature. We currently conduct our business operations only in China, and our Yiren Wealth platform does not facilitate investments by investors located in the United States. As of December 31, 2019, the total AUA and the average AUA per investor on our Yiren Wealth platform were RMB35,291.7 million (US$5,069.3 million) and RMB143,136 (US$20,560), respectively.

We maintain robust risk management for our Yiren Credit and Yiren Wealth businesses. We believe we have developed an industry leading risk management system using our proprietary credit decisioning and fraud detection modules. We accumulate data from our expanding borrower base to continually enhance the sophistication and reliability of our risk management system. Our proprietary risk management system enables us to assess the creditworthiness of borrowers more effectively in a market where reliable credit scores and borrower databases are still at an early stage of development. This system also enables us to appropriately price the risks associated with borrowers and offer quality loan investment opportunities to investors. In addition, we have put in place a comprehensive product selection and risk management system in connection with our wealth management business. Our wealth management product development team focuses on meeting the evolving demands of clients by balancing the investment return, investment risk, and liquidity of the products we offer. Each product offered to our wealth management clients has gone through a strictly implemented product screening procedure, including product screening, product evaluation and risk control.

Our Yiren Credit and Yiren Wealth platforms generate revenues primarily from fees charged for our services in matching investors with individual borrowers and for other services we provide over the life of a loan. We charge borrowers transaction fees for services provided through our platform in facilitating loan transactions, and charge individual investors service fees for using our automated investing tool or self-directed investing tool. As an information intermediary, we do not use our own capital to invest in loans facilitated through our marketplace. Our Yiren Wealth platform generates revenues primarily from financial products and services we offer to our clients in three ways: (i) one-time commissions paid by clients or product providers when clients purchase financial products offered by us, (ii) recurring service fees paid by our product providers and clients, and (iii) one-time service fee paid by investors for each loan transferred over our secondary loan market. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute.

Our total net revenue (reflecting the businesses we acquired from CreditEase) decreased from RMB11,244.1 million in 2018 to RMB8,616.8 million (US$1,237.7 million) in 2019. Our net income (reflecting the businesses we acquired from CreditEase) decreased from RMB1,579.8 million in 2018 to RMB1,155.6 million (US$166.0 million) in 2019.

Our Solutions

Credit Solution

Our credit solution embraces the significant opportunities presented by a financial system that leaves many creditworthy individuals and small business owners underserved or even unserved. Our business model is empowered by our technology-driven, user-centric systems and our nationwide service networks. We provide borrowers with fast and convenient access to credit products at competitive rates.

Wealth Management Solution

Leveraging the large number of mass affluent investors we have attracted to our Yiren Credit platform, our Yiren Wealth platform is able to provide wealth management services and solutions specifically targeting the mass affluent population in China. We address this significant unmet need of mass affluent investors by using our proprietary robo-advisors and remote financial advisors to provide an automated portfolio allocation platform that matches customer risk appetite, risk preference and financial objectives with a portfolio of investment options.

Our Customers

Borrowers

We target prime individual borrowers, including credit card holders with stable credit performance and salary income and small business owners with business operations for more than six months and the ability to generate recurring revenues.

Borrower Profile and Base. Based on the information disclosed to us, as of December 31, 2019, our historical borrower profile was 70.0% male and 30.0% female, while 44.1% were 35 years of age or less. In 2019 , we facilitated loans to 541,955 borrowers through our platform. The total loan originations in 2019 were RMB39,103.0 million (US$5,616.8 million).

Borrower Acquisition. We attract borrowers through both online and offline channels. Our online borrower acquisition efforts are supported by our big data capabilities and are primarily directed toward search engine marketing, search engine optimization, mobile application downloads through major application stores, partnering with online channels through application programming interfaces, as well as various marketing campaigns. For borrower acquisition through offline channels, we rely on our nationwide service network across over 267 locations in China. Prospective borrowers of our online credit products can also consult with our offline service teams while the customer acquisition process remains online.

The following table provides a breakdown of the number of borrowers on our platform by channel:

	For the Year Ended December 31,
	2017	2018	2019
Number of borrowers(1):
Borrowers from online channels	637,885	568,698	254,830
Borrowers from offline channels	447,421	353,935	287,125
Total number of borrowers	1,085,306	922,633	541,955

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

The following table provides a breakdown of our loan volume on our platform by channel:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Amount of loans facilitated	70,675,962	100.0	63,329,066	100.0	39,103,048	5,616,802	100.0
Loans generated from online channels	36,415,291	51.5	36,033,996	56.9	18,601,761	2,671,976	47.6
Loans generated from offline channels	34,260,671	48.5	27,295,070	43.1	20,501,287	2,944,826	52.4

The following table provides the number of borrowers and new borrowers who took out a loan during each quarter presented:

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Number of new borrowers	182,029	207,774	272,674	283,720	222,280	202,901	134,061	148,740	94,765	86,219	101,284	102,869
Total number of borrowers	215,768	242,798	317,298	327,934	287,166	267,628	174,647	203,451	149,715	135,246	150,280	125,622

As of December 31, 2019, 18.6% of our cumulative borrowers have borrowed more than one loan on our platform.

Investors

Individual Investors

We accept investments from investors of all income levels. However, we focus our efforts on attracting mass affluent investors. This large and rapidly growing sector of the Chinese population is currently underserved by traditional investment products in China. We seek to attract mass affluent investors because members of this demographic group are a significant untapped source of capital.

Investor Profile and Base. Based on the information disclosed to us, as of December 31, 2019, our historical investor profile was 50.1% male and 49.9% female, while 64.0% were 40 years of age or less.

In 2019, 305,050 individual investors invested a total of RMB34.2 billion (US$4.9 billion) on our Yiren Wealth platform.

Investor Acquisition. We acquire investors through online channels. Our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust, and word-of-mouth marketing.

The following table provides the number of investors and new investors who made at least one investment during each quarter presented:

	For the Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Number of new investors	144,520	130,371	137,585	151,615	136,591	112,544	69,565	64,710	56,625	27,868	16,293	11,489
Total number of investors	317,597	300,280	323,336	357,894	331,237	328,797	258,306	245,302	197,884	156,143	117,410	110,332

While we observed fluctuation in the number of new investors in historical periods, the average investment amount of new investors increased continuously. This mainly resulted from our strategy to focus more on acquiring quality investors who are more willing to increase their investment amounts or reinvest on our platform. In 2019, 52.9% of our cumulative investors have made more than one investment on our platform.

Institutional Funding Partners

Beginning in 2018, we started to expand our funding sources to cover institutional funding partners, including commercial banks and city banks. We refer qualified borrowers to our institutional funding partners, which provide, based on their risk-and-return requirements, fund to finance those borrowers’ loan requests.

According to our agreement with our institutional funding partners, we typically agree on an aggregated amount of funds to be provided by each institutional funding partner, maximum credit limit given to each borrower, maximum maturity period, annualized interest rate and investor protection scheme. Depending on the terms of each agreement, we may also be responsible for loan disbursements, collecting monthly repayments from borrowers or engaging in loan servicing and collections. In 2019, 8.8% of loans facilitated on our platform were funded by our institutional funding partners.

Our Products and Services

Yiren Credit Platform

Products Offered to Borrowers

Our Yiren Credit platform primarily facilitates loan products to borrowers. We believe that these loans are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. All of our loan products feature fixed monthly payments. We have a “Top-up Program” whereby we facilitate a new loan for a qualified borrower to payback his or her existing loan on our platform. The Top-up Program is a service provided to qualified borrowers to enhance customer experience and serve their lifetime credit needs. The fee structure of loans facilitated under the Top-up Program is the same as other loan products except that we offer a credit of upfront fee of the existing loan to encourage the acceptance of the new loan, which is considered as a cash incentive provided to the borrower and recorded as a reduction to revenue.

A.                                    Unsecured Consumer Loan Products

Standard Loan Products. Standard loan products offer terms of 12, 24 or 36 months. In 2017, 2018 and 2019, the total loan amounts for our standard loan products were approximately RMB20,373.1 million, RMB18,440.8 million and RMB11,431.3 million (US$1,642.0 million), respectively. To apply for a standard loan, a borrower needs to complete a loan application providing information such as their PRC identity card information, a bank statement with proof of monthly income and credit report from the PBOC, or housing fund information and the desired loan amount and term. Our standard loan products represent the majority of the loans we facilitated through Yiren Credit.

For borrowers looking for near instantaneous credit approval, we used to offer them a FastTrack loan product through our mobile applications. FastTrack loan allows qualified borrowers to receive an initial decision on credit approval in as fast as ten minutes. In November 2019, we discontinued our FastTrack loan product.

Micro-loan Products. We launched our micro-loan products in December 2019. Our micro-loan products offer loan terms ranging from 3 to 12 months with loan amounts ranging from RMB2,000 to RMB5,000.

B.                                    Secured Consumer Loan Products

We facilitate secured financial leasing loans, auto-secured loans and property-secured loans. Our financial leasing loan products offer loan terms of 12, 24 and 36 months with loan amounts ranging from RMB30,000 to RMB300,000.

C.                                    Small Business Loans

Our small business loans are unsecured and enable business owners to meet their financing needs. Our small business loan products offer loan terms of 4, 6, 12 and 24 months with loan amounts ranging from RMB30,000 to RMB2,000,000.

Loan Pricing Mechanism

We use a proprietary credit scoring model to assess the creditworthiness of potential borrowers. Our credit scoring model aggregates and analyzes the data submitted by the borrower as well as the data we collect from a number of internal and external sources, and then generates a score for the prospective borrower. In addition, we use our credit scoring systems to more accurately characterize a borrower’s credit profile. Under our credit scoring systems, we have an upgraded risk grid with various segments. The expected M3+ Net Charge-off Rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments.

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

Yiren Wealth Platform

Products Offered to Investors

Our wealth management business primarily distributes fixed income products, mutual fund investment products, insurance products and other wealth management products offered by banks. Using our proprietary robo-advisors and remote financial advisors, we provide our mass affluent investors with an automated portfolio allocation solution that matches customer risk appetite, risk preference and financial objectives with a portfolio of investment options. Through our rigorous product selection and risk management processes, we have established long-term relationships with top tier fund managers, insurance brokers and asset managers of licensed financial institutions. In 2019, we had 37 fixed income products, 302 mutual fund products and 132 insurance products sourced from eight product providers.

Services Offered to Investors

In addition to the financial products we provide to our customers, we develop and provide tailored value-added financial and related services to better serve their needs.

Automated investing tool

Our automated investing tool represents the most popular way for investors to invest in loans through our marketplace. With our automated investing tool, an investor agrees to invest a specified amount of money to borrowers through our marketplace for a specified period of time. Once an investor commits funds using the tool, his funds are automatically allocated among approved borrowers. Our automated investing tool automatically reinvests investors’ funds as soon as a loan is repaid, enabling investors to speed the reinvestment of cash flows without having to continually revisit our website or mobile application. Unless an emergency withdrawal fee is paid, investors using our automated investing tool are not allowed to withdraw their funds prior to the expiration of the specified investment period, which does not necessarily match the term of the loans to which the automated investing tool allocates the investor’s funds. The majority of capital funded by our investors utilized this automated investing tool.

The minimum threshold for a lending commitment made through our automated investing tool is RMB100. The specific rate of return offered to an investor using our automated investing tool varies with the duration of the committed investment term, which can be as short as three months, and the average interest returns of the loans to which the automated investing tool allocates the investor’s funds, which are also dependent on loan term.

Self-directed investing tool

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

The minimum threshold for a lending commitment made through our self-directed investing tool is RMB100. The rate of return offered to an investor after deducting the management fee varies with the duration of the investment term, with 9.0% corresponding to a 12-month loan and 10.8% corresponding to a 36-month loan.

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

Investor Education

We offer investor education services online. Our investor education services cover a wide range of investment and trading topics and offer various types of training programs for the mass affluent investors and their families, including wealth planning, market insights and investment strategies. These programs are offered to investors for free and aim at enhancing investor engagement on our platform. We believe investor education is an important tool for building our business as it increases the financial sophistication of our customers and enables us to broaden our relationships with them, all of which enhance their loyalty and willingness to invest with us.

Asset Allocation Calculator

Our asset allocation calculator recommends our investors asset allocation plans across different asset classes based on each investor’s investment objectives, investment time horizon, risk capacity and risk tolerance.

Fund Picks by Yiren Wealth

All mutual fund products offered on our platform are screened through a strict selection and evaluation process. Investors can choose to invest through a fixed monthly investment plan or through setting an investment return target. The minimum threshold for investing through our mutual funds investing tool is RMB1.

Bank Wealth Management Product Picks by Yiren Wealth

All bank wealth management products offered on our platform are screened through a strict selection and evaluation process. Investment tenures range from 7 to 360 days. The minimum threshold for investing in a bank wealth management product is RMB100.

Insurance Planner

Our insurance planning tool provides one-on-one customized insurance planning services to investors, including risk management consulting and product selection. Our insurance plan services include providing general consultation and tailored insurance plans, product recommendations and claims assistance.

Commission and Service Fees

Our Yiren Wealth platform generates revenues primarily from financial products and services we offer to our clients in three ways: (i) one-time commissions paid by clients or product providers when clients purchase financial products offered by us, (ii) recurring service fees paid by our product providers and clients, and (iii) one-time service fee paid by investors for each loan transferred over our secondary loan market.

Recurring services fees include monthly management fee charged for using our automated investing tool and self-directed investing tool. The monthly management fee for using the automated investing tool is the price difference between the interest rates of the underlying loans which range from 10.0% and 12.0%, and the targeted return offered to investors which is up to 12.5%. The monthly management fee for using the self-directed investing tool is equal to 10% of the interest that investors receive, which ranges from 10.0% to 12.0%.

We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute.

Transaction Process

Transaction Process on Yiren Credit Platform

We believe that our business model enables a fast loan application process, a credit assessment that more accurately determines an applicant’s creditworthiness and a superior overall user experience. Our platform and nationwide service network touch each point of our relationship with our borrowers, from the application process through the funding and servicing of loans.

We provide an automated, streamlined application process. The process is designed to appear simple, seamless and efficient but our platform and nationwide service network leverage sophisticated, proprietary technology to make it possible. The entire process from initial application to disbursement of funds typically takes 30 minutes to 24 hours.

Stage 1: Application

Our borrower application process begins with the submission of a loan application by a prospective borrower. Borrowers can apply through our website, mobile applications or via our nationwide service network. As part of the application process, the prospective borrower is asked to provide various personal details. The specific personal details required will depend upon the borrower’s desired loan product, but typically include PRC identity card information, employer information, bank account information, credit card information and a credit report from the PBOC.

Stage 2: Verification

Upon submission of a completed application by borrowers, our credit models are populated with all information contained in the submitted loan application. Additional data from a number of internal and external sources is then matched with the application, including the following:

Internal	• historical credit data accumulated; and

• behavioral data that we glean from an applicant’s behavior as they apply to us for loans, such as the self-reported use of proceeds or use of multiple devices to access our platform;

External	• personal identity information maintained by an organization operated under the Ministry of Public Security;

• personal credit information maintained by an organization operated under the PBOC;

• online shopping and payment information for their accounts with certain popular Chinese e-commerce websites;

• basic business information authorized by applicants;

• credit card statement data authorized by applicants; and

• fraud list and database.

This data is then aggregated and used to verify an applicant’s identity, for possible fraud detection and for assessment and determination of creditworthiness.

For applications submitted through our offline channels, our offline service teams will first manually pre-screen borrowers before performing credit assessment. One of the pre-screening criteria is that the applicant has to be a PRC resident and between the ages of 22-60.

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

Following initial qualification, we commence a credit review utilizing our proprietary credit scoring model to generate a Yiren score for the prospective borrower that drives the decision whether to extend credit. Our current proprietary credit-scoring model originates from a credit scoring system developed by CreditEase. We have further modified our credit scoring system to adapt it to the realities of the Chinese market, which has historically had no source of widely available consumer credit information. In addition, we use our credit scoring system, the Yiren score, to more accurately characterize borrower’s credit profile. Today, our credit scoring system uses our own scoring criteria, and is routinely monitored, tested, updated and validated by our risk management team. Following the generation of the Yiren score, our credit decisioning system makes a determination as to whether the prospective borrower is qualified. Unqualified borrowers are notified of the decision to decline their applications for failing to meet minimum requirements.

For a potential borrower who passes our initial qualification phase and is applying for our loan products, the application proceeds to our credit assessment team for review. Depending on the borrower’s risk profile, a member of our credit assessment team may conduct telephone verification interviews with the applicant, a related family member and/or the applicant’s employer that is identified in the application. After the initial telephone verification interviews, at least one member of credit assessment team will analyze the application and Yiren score. If a member of the credit assessment team suspects there may be fraud involved with a particular loan application or determines that additional verification is needed to complete the credit decisioning process, that team member will conduct further due diligence and verification. While these additional steps have led us to discover instances of invalid information provided by prospective borrowers in the past, the number of such instances has not been significant. Following this review, the credit assessment team will either approve the loan as is, approve the loan with one or more modified sets of loan characteristics, or decline the loan application.

Stage 4: Approval, Listing and Funding

Once the loan application is approved, we make a loan agreement available for the prospective borrower’s review and approval. This loan agreement is between the borrower, the investors who fund the borrower’s loan and our platform. Upon acceptance of the loan agreement, if the loan has not been matched automatically through automated investing tool, the loan is then listed on our marketplace for investors to view. Once a loan is listed on our marketplace, investors may then subscribe to the loan using either our automated or self-directed investing tools. Before a loan is disbursed to the borrower, it must be fully subscribed to by investors. Our liquidity management system is designed to ensure the fast and effective matching of borrowers’ loan applications and investors’ investment demand through the use of a detailed demand forecasting model and real time monitoring. Once a loan is fully subscribed, funds are then drawn from a custody account and disbursed to the borrower.

Stage 5: Servicing and Collections

We utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform to a custody account. The third party custody bank will then make the transfer of scheduled loan payments to the lending investors. We check the balances in the custody account and reconcile the transactions against our records on a daily basis.

As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages and phone calls on the day a repayment is due. Once a repayment is past due, we also send additional reminder text messages during the first fourteen days of delinquency.

The collections process commences once a loan is fifteen days delinquent. To facilitate repayment and as a service to investors, the collections process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages and emails are sent to a delinquent borrower as soon as the collections process commences, and if the payment is still outstanding, the collection team will make phone calls. Although all stages of the collections process are outsourced to CreditEase, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while CreditEase collection teams have the discretion to make decisions for the loans that are below such threshold.

Transaction Process on Yiren Wealth Platform

Our wealth management product development team focuses on meeting the evolving demands of customers by balancing the investment return, investment risk, and liquidity of the products we offer. Each product offered to our wealth management customers has gone through a strictly implemented product screening procedure.

Our product selection process involves three key stages: product screening, product evaluation and risk control. In-house experts and professionals, including high-level management team members from our legal department, risk control department, compliance department and product department will gather periodically to carefully screen and evaluate each product we distribute.

In the product screening stage, our professionals will review our internal due diligence findings to determine whether the product may be suitable for distribution to our clients. A prospective product needs to be approved by at least a majority of the members before passed to the next stage for screening. In the product evaluation stage, our professionals will analyze in more depth the legal structure, financial statistics and other aspects of the product and evaluate the potential returns to our clients and the risks of the investment. In the risk control stage, our core management team participates in the meetings to fully evaluate the risk of the product and determine whether appropriate risk management is in place for the distribution of the product. After approved by the risk control meeting, the product will be reviewed by our in-house risk analysts before officially launched.

We have also established a complete risk management system for our daily operations. On the product supplier side, we have policies and procedures regarding, among other things, periodically-reviewed product ratings, anti-bribery control, as well as post investment monitor and alert system. On the customer side, we have strict Know-Your-Client (“KYC”) process and internal procedures for client risk evaluation, investor education policies to raise investors’ risk awareness and give them risk warnings for every product purchased by clients, and regular information disclosure to clients throughout the life cycle of products.

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

Proprietary Credit Scoring Model and Loan Qualification System

We use a proprietary credit scoring model to assess the creditworthiness of potential borrowers. This credit scoring model originates from a credit scoring system developed by CreditEase. We have further modified our credit scoring model to adapt it to the realities of the Chinese market, which has historically had no source of widely available consumer credit information. Our credit scoring model aggregates and analyzes the data submitted by the borrower as well as the data we collect from a number of internal and external sources, and then generates a score for the prospective borrower. In addition, we use our credit scoring system, the Yiren score, to more accurately characterize borrower’s credit profile. Our relationship with CreditEase allows us to further enhance the depth of our credit scoring model through our ability to rely on its over ten years of loan data. In addition to its strong analytical foundation, our credit scoring model is routinely monitored, tested, updated and validated by our risk management team.

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

In 2019, our credit assessment team consisted of 285 members. Each application for loan products received through our platform is reviewed by at least one member of our credit assessment team. Members of our credit assessment team analyze loan applications and also assist with fraud detection and borrower verification, leveraging skills learned through training and on-the-job experience to evaluate loans on the basis of direct communications with potential borrowers. For each loan application, at least one member of credit assessment team will analyze the applicant’s Yiren score.

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

Investor Protection

Our investor protection mechanisms have evolved over the years, in response to the changing regulatory requirements. Starting on January 1, 2015, for the loans facilitated on Hengcheng platform, we launched a quality assurance program. The quality assurance program covered loans originated on or after January 1, 2015 until May 2018 when we discontinued the operation of the quality assurance program. Under this arrangement, at the inception of each loan we set aside cash in an amount equal to a certain percentage of the loan amount facilitated on our platform in an interest-bearing custody account managed by China Guangfa Bank. We reserve the right to revise this percentage upwards or downwards from time to time. The factors that we consider in determining such percentage include market dynamics, our product lines, profitability, cash position and our actual and expected quality assurance net payouts.

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

For the loans facilitated on Huimin’s platform, CreditEase Zhuoyue Wealth Investment Management (Beijing) Co., Ltd., or Zhuoyue, a consolidated variable interest entity of CreditEase, provided the guarantee related services. We did not recognize revenue or guarantee liability for loans facilitated on Huimin’s platform, as the guarantee services are provided by Zhuoyue.

To ensure compliance with regulatory requirements, starting from January 2018, we entered into a three-year business agreement with PICC Property and Casualty Company Limited. Pursuant to the business agreement, PICC Property and Casualty Company Limited provides surety insurance for majority of loans facilitated through our Hengcheng and Huimin platforms with 12-month term and with an amount not exceeding RMB200,000, and will reimburse investors their principal and expected interest in the event of loan defaults within the agreed scope of the agreement. In the first quarter of 2020, we no longer have the surety insurance program provided by PICC Property and Casualty Company Limited for our individual investors. Starting from April 1, 2020, PICC Property and Casualty Company Limited has been providing surety insurance only for loans facilitated through our Yiren Credit platform that are funded by institutional funding partners with terms of 12, 24 or 36 months and with an amount not exceeding RMB200,000. In March 2018, we began to cooperate with guarantee companies to establish a credit assurance program. Under the credit assurance program, the guarantee companies either provide guarantee for loans facilitated through our Yiren Credit platform for the assurance that investors’ principal and interest would be repaid in case of loan default, or set up and managed a reserve fund, using payments collected from borrowers, to compensate investors for their potential loss due to loan default up to the cash available in the fund. Subsequently in May 2018, we discontinued the operation of our quality assurance program by transferring our liabilities associated with the quality assurance program to a third-party guarantee company at an estimated fair value. Since then, majority of loans facilitated on our platform are either covered by the credit assurance program operated by the guarantee companies or a third-party insurance company.

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

•                  Mobile applications. We have developed different user-friendly mobile applications for borrowers and investors on our Yiren Credit and Yiren Wealth platforms, which enable borrowers and investors alike to access our platform at any time or location that is convenient.

•                  Robo advisors. We have developed proprietary robo-advisors to provide the mass affluent investors on our Yiren Wealth platform with an automated portfolio allocation platform that matches customer risk appetite, risk preference and financial objectives with a portfolio of investment options.

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

Product Development

We had a dedicated product development team. This team is responsible for developing and implementing new consumer finance products to introduce on to our marketplace.

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

From the investor perspective, we continue to develop new investment products, such as diversified term investment products and products with lower investment thresholds, that appeal to different investor appetites and demands. In the future, we plan to segment our loan products into more precise and specific return categories, and seek to offer investors a more diverse array of investment products that better meet their risk-adjusted return targets. We also intend to provide investors with enhanced tools and offer more valued-added services, such as investment portfolio services, enabling them to better monitor and manage their investments on our Yiren Credit platform.

Brand Promotion

Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers and investors. We believe reputation and word-of-mouth drive continued organic growth in our credit business and wealth management business. In this respect, our association with CreditEase is a valuable marketing and promotion asset.

Competition

For our Yiren Credit platform, the online consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future. We also compete with other financial products and companies that attract borrowers, including other consumer finance marketplaces and traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies.

For our Yiren Wealth platform, major financial institutions in China are developing their own wealth management businesses, and international financial institutions have also been expanding to the Chinese market in recent years. We compete with the private banking departments of domestic and global banks, insurance companies and securities firms that provide wealth management services.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-competition agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we had 392 registered trademarks and had applied to register 512 trademarks with the Trademark Office of the National Intellectual Property Administration and got. We have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “宜信” (Chinese equivalent for CreditEase).

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

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction value on our Yiren Credit platform during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Overall, the historical seasonality of our business has been mild due to our rapid growth prior to 2018 but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

Regulations Relating to Foreign Investment

PRC Foreign Investment Law

The Foreign Investment Law was formally adopted by the Second session of the 13th National People’s Congress on March 15, 2019, which has become effective on January 1, 2020 and, together with their implementation rules and ancillary regulations, has replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures, please refer to “Risk Factors — Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations”

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

Industry Catalog and Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by three principal legal documents: (i) the Provisions for Guiding the Foreign Investments Direction promulgated by the State Council on February 11, 2002, pursuant to which foreign investment projects are categorized as encouraged, permitted, restricted and prohibited; (ii) the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), or the Negative List, jointly issued by the NDRC and MOFCOM on June 30, 2019 and effective from July 30, 2019, which sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements and provides that foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the Negative List and shall not engage in the prohibited activities listed in the Negative List; and (iii) the Catalog of Industries for Encouraged Foreign Investment (2019 Edition), or the Encouraged Catalog, also jointly issued by the NDRC and MOFCOM on July 30, 2019 and also effective from July 30, 2019, which sets forth the encouraged foreign investment industries. Industries not listed in the Encouraged Catalog or the Negative List are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries.

Our PRC subsidiaries are mainly engaged in providing investment and financing consultations and technical services, which fall into the “encouraged” or “permitted” category. Our PRC subsidiaries have obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers), including internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are in the “restricted” category through our consolidated variable interest entities, Hengcheng and Yiren Wealth Management.

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended respectively in September 2008 and February 2016 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. The Negative List and Circular 196 promulgated by MIIT in June 2015 allow a foreign investor to own more than 50% of the total equity interest in an online data processing and transaction business (e-commerce business).

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

In light of the above restrictions and requirements, we operate our online marketplaces through Hengcheng and Yiren Wealth Management, our consolidated variable interest entities. Hengcheng is in the process of renewing its ICP License, the VATS license for internet information services, and Yiren Wealth Management is in the process of applying for an ICP License. Certain trademarks relating to our value-added telecommunications business have been transferred to us by CreditEase, in order to comply with the requirement that registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders.

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

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

The Interim Measures do not allow (i) the balance of money borrowed by the same natural person and the same legal person or other organization on the same online lending information intermediary platform to exceed RMB200,000 and RMB1,000,000, respectively; or (ii) the total balance of money borrowed by the same natural person and the same legal person or other organization on different online lending information intermediary platforms to exceed RMB1,000,000 and RMB5,000,000, respectively. The fund raising period set by an online lending information intermediary for each single financing project must not exceed 20 business days.

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

On December 19, 2018, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated the Notice on the Classification and Disposal of Online Lending Institutions and Risk Prevention, which provides that online lending intermediaries shall be classified into the following two categories according to their risk profiles: (i) institutions with exposed risks, and (ii) institutions without exposed risks, which are further classified as non-operating institutions, small-scale institutions, high-risk institutions and normal operating institutions. With respect to the normal operating institutions, the relevant governmental authorities shall require the institutions to strictly limit balance of loans and number of lenders and shall assess the risk profiles of such institutions regularly and adjust their classifications in a timely manner if necessary. Furthermore, Beijing Rectification Office issued a Notice on January 24, 2019 requiring online lending intermediaries to continue to reduce its business scale and number of borrowers and lenders during the administrative verification period. In September 2019, the Leading Group Office of the Internet Financial Risk Rectification Campaign and the National Rectification Office jointly promulgated the Notice on Strengthening the Construction of Credit System in the Field of P2P Online Lending, which provides that online lending intermediaries shall be incorporated into and connected to the credit system.

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

Regulations on Micro-lending

In May 2008, Guidance on the Pilot Establishment of Micro-lending Companies, or the Micro-lending Guidance, was jointly promulgated by the CBRC and the PBOC, authorizing provincial governments to approve the establishment of micro-lending companies on a test basis. The establishment of a micro-lending company is subject to the approval of the competent government authority at the provincial level. The major sources of funds for a micro-lending company are limited to capital paid by shareholders, donated capital and capital borrowed from up to two financial institutions. Furthermore, the balance of the capital is required to be determined by the company with the banking financial institutions upon consultation, and the interest rate must be determined by using the Shanghai Interbank Offered Rate as the base rate. With respect to the grant of credit, micro-lending companies are required to adhere to the principle of “small sum and decentralization.” The outstanding balance of the loans granted by a micro-lending company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a micro-lending company may be determined by such companies but in no circumstance shall they exceed the restrictions prescribed by the judicatory authority. The interest floor is 0.9 times the base interest rate published by the PBOC. Micro-lending companies have the flexibility to determine the specific interest rate within the range depending on certain market conditions. In addition, according to the Micro-lending Guidance, micro-lending companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provisions for impairment losses. Micro-lending companies are also required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.

Based on the Micro-lending Guidance, many provincial governments, including that of Hainan Province, promulgated local implementing rules on the administration of micro-lending companies. Hainan Provincial People’s Government issued the Interim Measures for Pilot Management of Micro-lending Companies in November 2009, the Notice of Expanding the Pilot Scope of Micro-lending Companies in March 2011 and the Opinions on Further Promoting the Reform and Development of Micro-lending Companies in June 2012, imposing the management duties upon the relevant regulatory authorities and specifies more detailed requirements on the micro-lending companies. Hainan Haijin Yichuang Micro-lending Co., Ltd., which is a subsidiary of our variable interest entities, is approved by the local governmental authority to conduct micro-lending business.

Regulations on Commercial Factoring

The commercial factoring is a relatively new business model in mainland China, the Ministry of Commerce, or MOFCOM had issued circulars to promote commercial factoring in the specific regions. Pursuant to the Circular on the Pilot Work of Commercial Factoring, which was promulgated by the MOFCOM on June 27, 2012, a trial implementation of commercial factoring pilot work was permitted in Tianjin Binhai New Area and Shanghai Pudong New Area to explore the approaches to develop the commercial factoring and to better utilize its role in expanding the export and promoting the development of small and medium enterprises. On December 7, 2012, MOFCOM issued the Notice on the Pilot Program of Establishing Commercial Factoring Enterprises in Shenzhen and Guangzhou by Hong Kong and Macao Service Suppliers, under which the said trial implementation of commercial factoring pilot work was extended to Guangzhou and Shenzhen and qualified investors from Hong Kong and Macau are allowed to establish commercial factoring company in the said cities.  On October 8, 2019, the CBIRC issued the Circular on Strengthening the Supervision and Administration of Commercial Factoring Enterprises to regulate the operating activities of commercial factoring enterprises, clarify regulatory responsibilities and promote the healthy development of the commercial factoring industry.

Haijin Yichuang Commercial Factoring (Shenzhen) Co., Ltd., which is a subsidiary of our variable interest entities, is approved to conduct factoring business.

Regulations on Financial Leasing

In September 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, which became effective on October 1, 2013, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial business such as accepting deposits, and providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets.

Haijin Yichuang Financial Leasing Co., Ltd., which is a subsidiary of our variable interest entities, is approved to conduct financial leasing business.

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, while internet information services, or ICP services, and data processing and transaction processing services, or EDI services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts, which must identify the specific type of value-added telecommunications services it provides. An internet information service provider must obtain a VATS License for internet information services, and a data processing and transaction processing service provider must obtain a VATS License for data processing and transaction processing services, or EDI License.

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

Hengcheng, our consolidated variable interest entity operating our online marketplace and Yiren Wealth Management, our consolidated variable interest entity operating our wealth management website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Hengcheng and Yiren Wealth Management to obtain an ICP License and an EDI License. Hengcheng is in the process of renewing its ICP License for provision of commercial internet information services, and Yiren Wealth Management is in the process of applying for an ICP License. The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online lending information intermediaries, to complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT and/or the Office for Cyberspace Affairs pursuant to the Guidelines. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to apply for appropriate telecommunication business license in accordance with the relevant requirements of telecommunication authorities subsequent to completion of the record-filing with the local financial regulatory department. In accordance with the Guidelines and the Interim Measures, the relevant authorities are in the process of making detailed implementation rules in relation to the record-filing procedures, as well as the application procedures for appropriate telecommunication business license by online lending information intermediaries. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In November 2016, the Standing Committee of National People’s Congress promulgated the PRC Cyber Security Law taken into effect in June 2017, or the PRC Cyber Security Law, which established a regulatory system with respect to the construction, operation, maintenance and use of internet and set forth provisions on the supervision and administration of cyber security within the territory of the PRC. Pursuant to the PRC Cyber Security Law, the national internet information department shall take charge of the arrangement, coordination, supervision and administration in connection with cyber-security issues, and the telecommunications administrative departments, public security departments as well as other relevant departments shall be responsible for the security protection, supervision and administration within the scope of their respective duties. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

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

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. According to the PRC Cyber Security Law, an ICP service operator is required to formulate security management system and operational procedures, take measures to prevent acts that jeopardize cyber security such as computer virus, network attacks and network intrusion, and safeguard personal information, user information and business secrets. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Guidelines jointly released by ten PRC regulatory agencies in July 2015 also prohibit internet finance service providers, including online lending information intermediaries, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 requires the online lending information intermediaries, among other things, to strengthen the management of lenders’ and borrowers’ information to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information, to keep confidential the lenders’ and borrowers’ information collected in the course of their business, and not to use such information for any other purpose except for services they provide without approval of lenders or borrowers. The lenders’ and borrowers’ information collected within the territory of China shall be stored, processed and analyzed within the territory of China. The online lending information intermediaries shall not provide the lenders’ and borrowers’ information to any party located outside the territory of China, unless otherwise required by laws and regulations. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report, we had 120 trademark applications, all of which are pending with the Trademark Office of the National Intellectual Property Administration. We also have obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “宜信” (Chinese equivalent for CreditEase).

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. On October 14, 2019, the State Administration of Taxation promulgated a new Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Benefits, or Circular 35, which became effective on January 1, 2020 and replaced and repealed Circular 60. However, Circular 35 sets forth similar rules that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference”. Accordingly, Yiren Digital HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Hengye and Hengyuda, our PRC subsidiaries, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and has taken effect from April 1, 2018, or Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 35. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, most recently amended in December 2019, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

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

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Hengye, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Company Law and the Foreign Investment Law. Under the current laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds.

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

We have not made adequate contributions to our employee benefits plans as required by the applicable PRC laws and regulations, including potential late fees or fines. The probability that we may be subject to late penalties or fines in relation to the underpaid employee benefits is remote. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, our consolidated variable interest entities, and our consolidated assets backed financing entities, as of the date of this annual report:

CreditEase Holdings (Cayman) Limited
Other Shareholders
87.3%
12.7%
Yiren Digital Limited (Cayman Islands)
100%
Yiren Blue Boyage Limited (Cayman Islands)
100%
Yiren Digital Hong Kong Limited ("Yiren Digital HK") (Hong Kong)
100%
Varengold Capital Securities Limited (Hong Kong)
100%
Yiren Green Management Limited (Hong Kong)
Outside China
Inside China
100%
Chongqing Hengyuda Technology Co., Ltd. ("Hengyuda")
Yiren Hengye Technology Development (Beijing) Co., Ltd. ("Hengye")
100%
Yiren Financial Information Services (Beijing) Co., Ltd. ("Yiren Wealth Management")(2)
Beijing Kechuang Xinlian Technology Co., Ltd. (Beijing Kechuang)(4)
100%
Yiren Heng Sheng Technology Development (Beijing) Co., Ltd.
100%
Harbin Wanbang Funong Agricultural Machinery Service Co., Ltd.
Yi Ren Information Consulting (Beijing) Co., Ltd. ("Yiren Information")
100%
Shenzhen Zhongbang Information Consulting Service Co., Ltd.
100%
CreditEase Puhui Information Consultant (Beijing) Co., Ltd. ("Puhui")
Huijin No. 28 Single Capital Trust E3 ("Trust No. 3")
100%
Chongqing Henglangsheng Technology Co., Ltd. ("Henglangsheng")
Huijin No. 28 Single Capital Trust E4 ("Trust No. 4")
100%
Chongqing Hengxinxin Technology Co., Ltd. ("Hengxinxin")
Hengcheng Technology Development (Beijing) Co., Ltd. ("Hengcheng")(1)
Huijin No. 56 Collective Capital Trust E1 ("Trust No. 5")
100%
Dekai Yichuang Asset Management (Shenzhen) Co., Ltd.
Tianjin Linyang Information and Technology Co., Ltd. ("Linyang")(3)
Bohai Trust Yirendai Personal Loan Single Capital Trust ("Bohai Trust No. 1")
100%
100%
Yi Heng No. 1 Property Right Trust ("Yi Heng No. 1 Trust")
Hainan Haijin Yichuang Data Information Service Co., Ltd.
Beijing Yi Ding Technology Co., Ltd.
100%
100%
50%
Haijin Yichuang Commercial Factoring (Shenzhen) Co., Ltd.
Haijin Yichuang Financial Leasing Co., Ltd.
50%
Hainan Haijin Yichuang Micro-lending Co., Ltd.
Equity interest
Contractual arrangement
Consolidated Assets Backed Financing Entities.

(1)         The shareholders of Hengcheng are Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, owning 93.0%, 0.9% and 6.1% of Hengcheng’s equity interest, respectively. Mr. Ning Tang is our executive chairman. Mr. Fanshun Kong is a non-executive PRC employee of CreditEase, and Ms. Yan Tian is a third-party individual designated by CreditEase.

(2)         The shareholders of Yiren Wealth Management are Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, owning 73.47%, 10.61%, 7.96% and 7.96% of Yiren Wealth Management’s equity interest, respectively. The shareholders of Pucheng Credit Assessment and Management (Beijing) Co., Ltd. are Mr. Ning Tang and Ms. Yan Tian, ultimately owning 95% and 5% of its equity interest, respectively.

(3)         The shareholders of Linyang are Ms. Lingjing Li and Mr. Yang Wang, owning 90% and 10% of Linyang’s equity interest, respectively. Ms. Lingjing Li and Mr. Yang Wang are our employees.

(4)         The shareholders of Beijing Kechuang are Mr. Ning Tang and Ms. Yan Tian, owning 90% and 10% of Beijing Kechuang’s equity interest, respectively.

Contractual Arrangements with Our Consolidated Variable Interest Entities

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

•                  exercise effective control over Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang;

•                  receive substantially all of the economic benefits of Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang; and

•                  have an exclusive option to purchase all or part of the equity interests in Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, and we treat Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements with Hengcheng

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hengye, our consolidated variable interest entity, Hengcheng, and the shareholders of Hengcheng.

Agreements that Provide Us with Effective Control over Hengcheng

Amended and Restated Equity Interest Pledge Agreements. Pursuant to the amended and restated equity interest pledge agreements, each shareholder of Hengcheng has pledged all of his or her equity interest in Hengcheng to guarantee the shareholder’s and Hengcheng’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Hengcheng or any of its shareholders breaches their contractual obligations under these agreements, Hengye, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Hengcheng in accordance with the law. Each of the shareholders of Hengcheng agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Hengye. The equity interest pledge agreements remain effective until Hengcheng and its shareholders discharge all their obligations under the contractual arrangements. As of the date of this annual report, the equity pledge has not been registered with local PRC authorities.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Hengcheng has irrevocably appointed Hengye to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Hengcheng requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Hengcheng, and appointing directors and executive officers. Hengye is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hengye shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Hengcheng. Each shareholder has waived all the rights which have been authorized to Hengye and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Hengcheng

Amended and Restated Exclusive Business Cooperation Agreement. Under the amended and restated exclusive business cooperation agreement between Hengye and Hengcheng, Hengye has the exclusive right to provide Hengcheng with technical support, consulting services and other services. Without Hengye’s prior written consent, Hengcheng agrees not to accept the same or any similar services provided by any third party. Hengye may designate other parties to provide services to Hengcheng. Hengcheng agrees to pay service fees on a monthly basis and at an amount determined by Hengye after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hengye owns the intellectual property rights arising out of the performance of this agreement. In addition, Hengcheng has granted Hengye an irrevocable and exclusive option to purchase any or all of the assets and businesses of Hengcheng at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hengye unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Hengcheng

Amended and Restated Exclusive Option Agreement. Pursuant to the amended and restated exclusive option agreements, each shareholder of Hengcheng has irrevocably granted Hengye an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Hengcheng. The purchase price is equal to the higher of the amount of loan extended by Hengye to each shareholder of Hengcheng under the respective loan agreement or the minimum price required by PRC law. If Hengye exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Hengcheng and each of its shareholders have agreed to appoint any persons designated by Hengye to act as Hengcheng’s directors. Without Hengye’s prior written consent, Hengcheng shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Hengcheng have agreed that, without Hengye’s prior written consent, they will not dispose of their equity interests in Hengcheng or create or allow any encumbrance on their equity interests. Moreover, without Hengye’s prior written consent, no dividend will be distributed to Hengcheng’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Hengye. These agreements will remain effective until all equity interests of Hengcheng held by its shareholders have been transferred or assigned to Hengye or its designated person(s).

Amended and Restated Loan Agreements. Pursuant to the amended and restated loan agreements between Hengye and the shareholders of Hengcheng, Hengye agreed to provide loans in an aggregate amount of RMB1,000.0 million to the shareholders of Hengcheng solely for the capitalization of Hengcheng. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Hengcheng to Hengye or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Hengye. In the event that shareholders sell their equity interests to Hengye or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hengye as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Hengcheng and Hengye elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Contractual Arrangements with Yiren Wealth Management

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hengyuda, our consolidated variable interest entity, Yiren Wealth Management, and the shareholders of Yiren Wealth Management.

Agreements that Provide Us with Effective Control over Yiren Wealth Management

Amended and Restated Equity Interest Pledge Agreements. Pursuant to amended and restated the equity interest pledge agreements, each shareholder of Yiren Wealth Management has pledged all of his or her equity interest in Yiren Wealth Management to guarantee the shareholder’s and Yiren Wealth Management’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement, loan agreement and power of attorney. If Yiren Wealth Management or any of its shareholders breaches their contractual obligations under these agreements, Hengyuda, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Yiren Wealth Management in accordance with the law. Each of the shareholders of Yiren Wealth Management agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Hengyuda. The equity interest pledge agreements remain effective until Yiren Wealth Management and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Yiren Wealth Management has irrevocably appointed Hengyuda to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Yiren Wealth Management requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Yiren Wealth Management, and appointing directors and executive officers. Hengyuda is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hengyuda shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Yiren Wealth Management. Each shareholder has waived all the rights which have been authorized to Hengyuda and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Yiren Wealth Management

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Hengyuda and Yiren Wealth Management, Hengyuda has the exclusive right to provide Yiren Wealth Management with technical support, consulting services and other services. Without Hengyuda’s prior written consent, Yiren Wealth Management agrees not to accept the same or any similar services provided by any third party. Hengyuda may designate other parties to provide services to Yiren Wealth Management. Yiren Wealth Management agrees to pay service fees on a monthly basis and at an amount determined by Hengyuda after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hengyuda owns the intellectual property rights arising out of the performance of this agreement. In addition, Yiren Wealth Management has granted Hengyuda an irrevocable and exclusive option to purchase any or all of the assets and businesses of Yiren Wealth Management at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hengyuda unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Yiren Wealth Management

Amended and Restated Exclusive Option Agreement. Pursuant to the amended and restated exclusive option agreements, each shareholder of Yiren Wealth Management has irrevocably granted Hengyuda an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Yiren Wealth Management. The purchase price shall be the higher of the amount equal to the registered capital contributed by the respective shareholders of Yiren Wealth Management (or such other price then accepted by Hengyuda) or the minimum price required by PRC law, which purchase price could be paid by way of offset of the outstanding debts owed by the shareholders of Yiren Wealth Management to Hengyuda (including without limitation the outstanding amount of the loan owed by the shareholders of Yiren Wealth Management to Hengyuda and any interest thereon under the respective loan agreement). If Hengyuda exercises the option to purchase part of the equity interest held by a shareholder of Yiren Wealth Management, the purchase price shall be calculated proportionally. Yiren Wealth Management and each of its shareholders have agreed to appoint any persons designated by Hengyuda to act as Yiren Wealth Management’s directors. Without Hengyuda’s prior written consent, Yiren Wealth Management shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Yiren Wealth Management have agreed that, without Hengyuda’s prior written consent, they will not dispose of their equity interests in Yiren Wealth Management or create or allow any encumbrance on their equity interests. Moreover, without Hengyuda’s prior written consent, no dividend will be distributed to Yiren Wealth Management’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Hengyuda. These agreements will remain effective until all equity interests of Yiren Wealth Management held by its shareholders have been transferred or assigned to Hengyuda or its designated person(s).

Amended and Restated Loan Agreements. Pursuant to the loan agreements between Hengyuda and the shareholders of Yiren Wealth Management, Hengyuda agreed to provide loans of RMB104.0 million, RMB78.0 million, RMB78.0 million and RMB720.0 million to Mr. Ning Tang, Mr. Fanshun Kong, Ms. Yan Tian and Pucheng Credit Assessment and Management (Beijing) Co., Ltd., respectively, who are the shareholders of Yiren Wealth Management, solely for the capitalization of Yiren Wealth Management. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Yiren Wealth Management to Hengyuda or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Hengyuda. In the event that shareholders sell their equity interests to Hengyuda or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hengyuda as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Yiren Wealth Management and Hengyuda elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Contractual Arrangements with Linyang

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hengye, our consolidated variable interest entity, Linyang, and the shareholders of Linyang.

Agreements that Provide Us with Effective Control over Linyang

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Linyang has pledged all of his or her equity interest in Linyang to guarantee the shareholder’s and Linyang’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Linyang or any of its shareholders breaches their contractual obligations under these agreements, Hengye, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Linyang in accordance with the law. Each of the shareholders of Linyang agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Hengye. The equity interest pledge agreements remain effective until Linyang and its shareholders discharge all their obligations under the contractual arrangements. As of the date of this annual report, the equity pledge has not been registered with local PRC authorities.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Linyang has irrevocably appointed Hengye to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Linyang requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Linyang, and appointing directors and executive officers. Hengye is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hengye shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Linyang. Each shareholder has waived all the rights which have been authorized to Hengye and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Linyang

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Hengye and Linyang, Hengye has the exclusive right to provide Linyang with technical support, consulting services and other services. Without Hengye’s prior written consent, Linyang agrees not to accept the same or any similar services provided by any third party. Hengye may designate other parties to provide services to Linyang. Linyang agrees to pay service fees on a monthly basis and at an amount determined by Hengye after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hengye owns the intellectual property rights arising out of the performance of this agreement. In addition, Linyang has granted Hengye an irrevocable and exclusive option to purchase any or all of the assets and businesses of Linyang at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hengye unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Linyang

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Linyang has irrevocably granted Hengye an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Linyang. The purchase price is equal to the higher of the amount of registered capital contributed by each shareholder of Linyang or the minimum price required by PRC law. If Hengye exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Linyang and each of its shareholders have agreed to appoint any persons designated by Hengye to act as Linyang’s directors. Without Hengye’s prior written consent, Linyang shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Linyang have agreed that, without Hengye’s prior written consent, they will not dispose of their equity interests in Linyang or create or allow any encumbrance on their equity interests. Moreover, without Hengye’s prior written consent, no dividend will be distributed to Linyang’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Hengye. These agreements will remain effective until all equity interests of Linyang held by its shareholders have been transferred or assigned to Hengye or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between Hengye and the shareholders of Linyang, Hengye agreed to provide loans in an aggregate amount of RMB1.0 million to the shareholders of Linyang solely for the capitalization of Linyang. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Hengcheng to Hengye or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Hengye. In the event that shareholders sell their equity interests to Hengye or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hengye as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Linyang and Hengye elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Contractual Arrangements with Beijing Kechuang

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hengyuda, our consolidated variable interest entity, Beijing Kechuang, and the shareholders of Beijing Kechuang.

Agreements that Provide Us with Effective Control over Beijing Kechuang

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Beijing Kechuang has pledged all of his or her equity interest in Beijing Kechuang to guarantee the shareholder’s and Beijing Kechuang’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement, loan agreement and power of attorney. If Beijing Kechuang or any of its shareholders breaches their contractual obligations under these agreements, Hengyuda, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Beijing Kechuang in accordance with the law. Each of the shareholders of Beijing Kechuang agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Hengyuda. The equity interest pledge agreements remain effective until Beijing Kechuang and its shareholders discharge all their obligations under the contractual arrangements. As of the date of this annual report, the equity pledge has not been registered with local PRC authorities.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Beijing Kechuang has irrevocably appointed Hengyuda to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Beijing Kechuang requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Beijing Kechuang, and appointing directors and executive officers. Hengyuda is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hengyuda shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Beijing Kechuang. Each shareholder has waived all the rights which have been authorized to Hengyuda and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Beijing Kechuang

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Hengyuda and Beijing Kechuang, Hengyuda has the exclusive right to provide Beijing Kechuang with technical support, consulting services and other services. Without Hengyuda’s prior written consent, Beijing Kechuang agrees not to accept the same or any similar services provided by any third party. Hengyuda may designate other parties to provide services to Beijing Kechuang. Beijing Kechuang agrees to pay service fees on a monthly basis and at an amount determined by Hengyuda after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hengyuda owns the intellectual property rights arising out of the performance of this agreement. In addition, Beijing Kechuang has granted Hengyuda an irrevocable and exclusive option to purchase any or all of the assets and businesses of Beijing Kechuang at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hengyuda unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Beijing Kechuang

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Beijing Kechuang has irrevocably granted Hengyuda an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Beijing Kechuang. The purchase price is equal to the higher of the amount of registered capital contributed by each shareholder of Beijing Kechuang or the minimum price required by PRC law. If Hengyuda exercises the option to purchase part of the equity interest held by a shareholder of Beijing Kechuang, the purchase price shall be calculated proportionally. Beijing Kechuang and each of its shareholders have agreed to appoint any persons designated by Hengyuda to act as Beijing Kechuang’s directors. Without Hengyuda’s prior written consent, Beijing Kechuang shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB100,000, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Beijing Kechuang have agreed that, without Hengyuda’s prior written consent, they will not dispose of their equity interests in Beijing Kechuang or create or allow any encumbrance on their equity interests. Moreover, without Hengyuda’s prior written consent, no dividend will be distributed to Beijing Kechuang’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Hengyuda. These agreements will remain effective until all equity interests of Beijing Kechuang held by its shareholders have been transferred or assigned to Hengyuda or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between Hengyuda and the shareholders of Beijing Kechuang, Hengyuda agreed to provide loans in an aggregate amount of RMB10.0 million to the shareholders of Beijing Kechuang solely for the capitalization of Beijing Kechuang. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Beijing Kechuang to Hengyuda or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Hengyuda. In the event that shareholders sell their equity interests to Hengyuda or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hengyuda as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Beijing Kechuang and Hengyuda elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

In the opinion of Han Kun Law Offices, our PRC counsel:

•                  the ownership structures of our subsidiaries, Hengye and Hengyuda, and our variable interest entities, Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual agreements relating to Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, our variable interest entities, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities,” governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.  The equity pledge under certain equity pledge agreements are in the process of registering with the competent office of the State Administration for Market Regulation in accordance with the PRC laws.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has become effective on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item. 3 Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us,” and “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.                                    Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising 4,192.4 square meters in Beijing, China. We have leased additional office spaces of 4,361.9 and 1,908.5 square meters in Beijing, China and Chongqing, China, respectively. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in January 2022. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have three year terms. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.                                    Operating Results

Overview

We are a leading fintech company in China providing consumers with both credit and wealth management solutions. Since our inception, we have been operating one of China’s largest online lending platforms by leveraging technology to seamlessly deliver individual borrowers an easy access to unsecured credit and investors attractive investment opportunities. Our strategic business realignment with CreditEase in 2019 has enabled us to operate our business on a more diverse and scalable mix of service platforms—Yiren Credit and Yiren Wealth. Yiren Credit is our credit-tech platform that has the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products funded by retail and institutional investors. Yiren Wealth is our wealth management platform that specifically targets the mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions. We believe we are well positioned to capture the significant synergy opportunities presented by this business realignment and deliver long-term operating performance and improvements through our increased scale.

Currently, all of the investors on our Yiren Credit platform come from online channels. As of December 31, 2019, we had served approximately 4.7 million borrowers and approximately 2.6 million investors. In 2017, 2018 and 2019, we facilitated RMB70,676.0 million, RMB63,329.1 million and RMB39,103.0 million (US$5,616.8 million) in loans. In 2017, 2018 and 2019, we facilitated RMB34,613.9 million, RMB34,673.9 million and RMB17,583.9 million (US$2,525.8 million) in loans through our mobile applications, respectively, representing 49.0%, 54.8% and 45.0% of the total amount of loans facilitated through our marketplace in the respective periods.

Our Yiren Wealth platform, the wealth management business, primarily distributes fixed income products, mutual fund products and insurance products. As of December 31, 2019, the total AUA and the average AUA per investor on our Yiren Wealth platform were RMB35,291.7 million (US$5,069.3 million) and RMB143,136 (US$20,560), respectively.

Currently the majority of our revenues is generated from our Yiren Credit platform. Our Yiren Credit platform generates revenues primarily from fees charged for our services in matching investors with individual borrowers and for other services we provide over the life of a loan. We charge borrowers transaction fees for services provided through our platform in facilitating loan transactions, and charge investors service fees for using our automated investing tool or self-directed investing tool. As an information intermediary, we do not use our own capital to invest in loans facilitated through our marketplace. Our Yiren Wealth platform generates revenues primarily from financial products and services we offer to our clients in three ways: (i) one-time commissions paid by clients or product providers when clients purchase financial products offered by us, (ii) recurring service fees paid by our product providers and clients, and (iii) one-time service fee paid by investors for each loan transferred over our secondary loan market. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute.

Basis of Management’s Discussion of Operating Results

In March 2019, we entered into definitive agreements with CreditEase, the controlling shareholder of our company, pursuant to which we will assume from CreditEase and its affiliates certain business operations, mainly including online wealth management targeting the mass affluent, unsecured and secured consumer lending, small-and-medium-enterprise (SME) lending and other related services or businesses (the “Acquired Businesses”). This transaction was consummated in July 2019. The discussion of our operating results for the periods indicated in this annual report reflects the inclusion of the Acquired Businesses.

Major Factors Affecting Our Results of Operations

Major factors affecting our results of operations include the following:

Economic Conditions in China

The demand for online consumer finance and wealth management marketplace services from borrowers and investors is dependent upon overall economic conditions in China. General economic factors, including the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and investors’ ability and desire to invest in loans. For example, significant increases in interest rates could cause potential borrowers to defer obtaining loans as they wait for interest rates to become stable or decrease. Additionally, a slowdown in the economy, such as from a rise in the unemployment rate and a decrease in real income, may affect individuals’ level of disposable income. This may negatively affect borrowers’ repayment capability, which in turn may decrease their willingness to seek loans and potentially cause an increase in default rates. If actual or expected default rates increase generally in China or the consumer finance market, investors may delay or reduce their investments in loan products in general, including on our marketplace.

Ability to Acquire Borrowers and Investors Effectively

For Yiren Credit business, our ability to increase the loan volume facilitated through our marketplace largely depends on our ability to attract potential borrowers and investors through sales and marketing efforts. Our sales and marketing efforts include those related to borrower and investor acquisition and retention, and general marketing. We intend to continue to dedicate significant resources to our sales and marketing efforts and constantly seek to improve the effectiveness of these efforts, in particular with regard to borrower and investor acquisition.

We utilize online channels and offline channels for borrower acquisition. We attract a fast growing number of our borrowers through various online channels. We used to rely on CreditEase’s nationwide service network for offline borrower acquisition. In 2017 and 2018, 41.2% and 38.4% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 48.5% and 43.1% of the total amount of loans facilitated through our marketplace, respectively. As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui Information Consultant (Beijing) Co., Ltd, or Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. In 2019, 53.0% of our borrowers were acquired through Puhui, contributing 52.4% of the total amount of loans facilitated through our marketplace. We believe the acquisition of Puhui will enable us to acquire more borrowers and increase the volume of loans facilitated over our marketplace.

Furthermore, our fee collection schedules from borrowers differ depending on the channels in which the borrowers are acquired. Borrowers acquired from online channels typically only pay a portion of the transaction fee upfront, with the remainder being paid on a monthly basis over the term of the loan while transaction fees are collected upfront from borrowers acquired through offline channels. As a result, for each risk grade, the overall fee for the lifetime of a loan charged to a borrower acquired from online channels is generally higher than that charged to a borrower acquired from offline channels. The combination of loans facilitated by channel during a specific period may have an impact on our revenues and results of operations.

Currently, all of our investors come from online channels. Our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust, and word-of-mouth marketing.

For Yiren Wealth business, our revenue growth has been driven primarily by the increasing number of investors we serve. An increase in the number of investors would contribute to the growth of the total value of the products we distribute and the services we provide, which ultimately affects one-time commissions we receive and in the long-run the recurring service fees we receive. We expect that the number of investors will continue to be a key factor affecting our revenue growth of wealth management business. The number of new investors we may acquire is affected by the breadth of our coverage network. Our capability to cultivate and serve new investors depends on our ability to expand our coverage network.

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

Prior to May 2018, we operated a quality assurance program for investor protection purposes. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” The funding and operation of the quality assurance program may have a material impact on our financial condition. In particular, a significant increase in our expected quality assurance program net payouts would have a negative impact on our net revenue and net income. Our ability to assess the expected quality assurance program net payouts depends on our ability to manage and forecast the performance, or the charge-off rates, of the loans facilitated through our marketplace. Our financial condition is no longer subject to the foregoing impact after we discontinued the operation of the quality assurance program and transferred all our liabilities associated with the quality assurance program to a third-party guarantee company at fair value in May 2018.

Product Mix and Pricing

Our ability to maintain profitability largely depends on our ability to continually optimize our product mix and to accurately price the loans facilitated through our platform. As part of our efforts to introduce risk-based pricing, we have developed four different segments in our previous pricing grid, and starting May 1, 2017, we have adopted, an upgraded risk grid with five segments, which we refer to as Grade I, Grade II, Grade III, Grade IV and Grade V. The expected net charge-off rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.” In response to market competition or further developments, we may spend more effort promoting certain loan products, managing the growth in volume of other loan products, introducing new products with new risk grades or adjusting the pricing of our existing products. In addition, we used to offer investor protection service in the form of a quality assurance program to cover potential defaults, and the product mix also had a significant impact on our liabilities from that quality assurance program, given the different levels of default risk associated with the different risk grades. Any material change in the product mix could have a significant impact on our profitability and net income margin.

Asset Under Administration

Asset under administration, or AUA, refers to the total market value of the investments that Yiren Wealth platform manages on behalf of our investors. AUA under our Yiren Wealth business affects the amount of our revenues, primarily recurring service fees. As of December 31, 2019, the total AUA and AUA per investor on our Yiren Wealth platform were RMB35,291.7 million (US$5,069.3 million) and RMB143,136 (US$20,560), respectively. The growth of revenues on our Yiren Wealth platform depends on our ability to continuously increase the AUA. If the return of our wealth management products does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors, which could lead to the decrease in our recurring service fee revenues correlate directly to the amount of our AUA.

Ability to Innovate

Our success to date has depended on, and our future success will depend in part on, successfully meeting borrower and investor demand with new and innovative loan and investment products and wealth management products. We have made and intend to continue to make efforts to develop loan and investment products and wealth management products for borrowers and investors. We constantly evaluate the popularity of our existing product offerings and develop new products and services that cater to the ever evolving needs of our borrowers and investors. Over time we will continue to expand our offerings by introducing new products. From the borrower perspective, we will continue to develop tailored credit products to meet the specific needs of our target borrowers. We plan to expand our ability to implement risk-based pricing by developing more risk grades to optimize loans based on individual credit criteria, enabling us to facilitate customized loans tailored to individual borrowers’ specific credit profiles. See “—C. Product Development.” Failure to continue to successfully develop and offer innovative products and for such products to gain broad customer acceptance could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.

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

Regulatory Environment in China

The regulatory environment for the online lending information intermediary service industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of the online lending information intermediary service industry in China, although the PRC government has issued certain guidelines, regulations and rules to regulate and support the development of the online lending information intermediary service industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. The PRC government has issued several rules and regulations, aiming to enhance the regulation of the online lending information intermediary service industry in China. These rules and regulations have limited and adversely affected our business growth in terms of, among other things, our business scale, number of users, loan facilitation amount and outstanding loan balance while causing us to incur additional compliance costs. Both the number of borrowers and the loan volume facilitated through our marketplace decreased in 2018. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing PRC laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these events could also provide new product and market opportunities. We will continue to diversify funding sources, expand our loan product mix and enhance our risk management to support our business growth.

Impact of COVID-19 on Our Operations

Substantially all of our net revenue are generated in China. Our results of operations and financial condition in 2020 will be affected by the spread of COVID-19. The extent to which COVID-19 impacts our results of operations in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

In response to intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangements for some of our employees, suspension of our offline customer acquisition activities and cancellation of non-essential business travels to ensure the safety and health of our employees. These measures could reduce the capacity and efficiency of our operations and negatively impact the procurement of products, which in turn could negatively affect our results of operations.

The outbreak of COVID-19 resulted in the suspension of our offline customer acquisition activities in the month of February and March 2020. This has impacted our operations which resulted in an increase in delinquency volatilities and a significant decrease in revenues and loan volumes in the first quarter of 2020. Due to the Chinese government’s measures for containing the COVID-19 during this period, which has still been effective to date, there has been an initial recovery in our operations since April 2020. The situation remains dynamic and the extent to which COVID-19 will impact our business will depend on future developments of the outbreak, which are uncertain and cannot be predicted. As such, the financial impact of us of COVID-19 cannot be reasonably estimated as of the date of this annual report.

As of December 31, 2019, we had cash and cash equivalents of RMB3.2 billion (US$459.4 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Loan Performance Data

Delinquency Rates

As of December 31, 2019, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days are set forth below:

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2017	0.8%	1.0%	0.8%
December 31, 2018	1.0%	1.8%	1.7%
December 31, 2019	1.2%	2.0%	1.7%

Online Channels
December 31, 2017	1.1%	1.1%	0.9%
December 31, 2018	1.2%	2.3%	2.2%
December 31, 2019	1.6%	2.9%	2.5%

Offline Channels
December 31, 2017	0.6%	0.9%	0.7%
December 31, 2018	0.9%	1.6%	1.5%
December 31, 2019	1.0%	1.7%	1.5%

M3+ Net Charge-off Rates

We currently define M3+ Net Charge-off Rate, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage. The following chart and table display the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2019, by vintage, for loan products facilitated through our online marketplace for each of the months shown for all loans:

The following charts display the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2019, by vintage, for loan products facilitated through our online marketplace for each of the months shown for loans generated from our online and offline channels, respectively:

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

The following table provides the amount of loans generated through our platform during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rate data as of December 31, 2019 for the loans facilitated during each of the periods presented by risk grade.

Period	Risk grade	Amount of loans facilitated during the period		Accumulated M3+ Net Charge-off as of December 31, 2019	Net Charge- off Rate as of December 31, 2019
		(in RMB thousands)%		(in RMB thousands)%
2017	I	10,431,218	14.9	697,113	6.7
	II	12,270,230	17.6	1,597,776	13.0
	III	13,837,922	19.8	2,290,065	16.5
	IV	13,663,558	19.6	2,459,857	18.0
	V	19,680,365	28.1	4,123,858	21.0
	Total	69,883,293	100.0	11,168,669	16.0
2018	I	9,476,955	15.0	598,343	6.3
	II	14,656,758	23.2	1,655,932	11.3
	III	13,903,217	22.0	1,987,419	14.3
	IV	13,812,989	21.9	2,309,976	16.7
	V	11,326,230	17.9	2,154,899	19.0
	Total	63,176,149	100.0	8,706,569	13.8
2019Q1~Q3	I	6,102,299	19.6	92,787	1.5
	II	8,658,990	27.9	248,567	2.9
	III	7,413,040	23.8	274,254	3.7
	IV	4,746,047	15.2	178,863	3.8
	V	4,216,836	13.5	166,903	4.0
	Total	31,137,211	100.0	961,374	3.1

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

Our business and financial performance depend on our ability to manage and forecast net charge-off rates. However, given our limited operating history, we have limited information on historical charge-off rates, and as a result, we may not be able to conduct an accurate charge-off forecast for our target borrower group. In addition, due to the uncertainty of industry regulations, we expect borrower credit performance may be volatile in the foreseeable future, which may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial position. See “Item 4. Information on the Company—B. Business Overview—Risk Management.”

Selected Statements of Operations Items

Net revenue

Our revenues consist of revenues from loan facilitation services, post-origination services, account management services and others. The following table sets forth the breakdown of our net revenue, both in absolute amount and as a percentage of our total net revenue, for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	10,227,617	88.6	7,647,804	68.0	5,182,028	744,352	60.1
Post-origination services	652,264	5.7	1,173,108	10.4	757,783	108,849	8.8
Account management services	—	0.0	1,806,732	16.1	2,016,678	289,678	23.4
Others	654,927	5.7	616,470	5.5	660,295	94,845	7.7
Total net revenue	11,534,808	100.0	11,244,114	100.0	8,616,784	1,237,724	100.0

Before our adoption of ASU 2014-09, “Revenue from contracts with Customers” (Topic 606) on January 1, 2018, we considered the loan facilitation services, the quality assurance program and post-origination services as a multiple deliverable revenue arrangement. All non-contingent fees, including mainly the transaction fees charged to borrowers and the service fees charged to investors, are allocated among these three elements. To the extent applicable, the total non-contingent fees are allocated first the amount equal to the fair value of the stand-ready liability from the quality assurance program and then allocated between loan facilitation services and post-origination services based on their relative estimated selling prices. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition.”

We adopted ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606) and all subsequent ASUs that modified Topic 606 on January 1, 2018 using the modified retrospective method. We recognized the cumulative effect of applying the new revenue standard as an adjustment to the beginning balance of retained earnings. The comparative information is not restated and continues to be reported under the accounting standards in effect for the period presented. Under Topic 606, both investors and borrowers are regarded as our customers. The ability and intention of both borrowers and investors to pay the service fees is assessed to be probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. We consider the loan facilitation services, guarantee services, and post-origination services as three separate services of which guarantee services are accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract. The transaction prices of the loan facilitation service and the post-origination service consist of the service fees chargeable from the borrowers, net of value-added tax. The transaction price includes variable consideration in the form of prepayment risk of the borrowers. We first allocate the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, and the remaining considerations are allocated to the loan facilitation services and post origination services using their relative stand-alone selling prices, which are estimated using the expected cost plus margin approach.

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

The transaction fee rate that we charge borrowers varies depending on the risk grade of the loan facilitated. For loans within the same risk grade, the transaction fee rate also varies depending on the term of the loan and repayment schedule. The rate for transaction fees we charge borrowers is a component of the total cost of borrowing for borrowers, with the other component being the fixed interest rate to investors and fees related to the credit assurance program or insurance charges from PICC Property and Casualty Company Limited, or PICC, after May 2018 for each risk grade. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

In 2017, 2018 and 2019, our weighted average transaction fee rate was 28.6%, 23.8% and 20.0%, respectively. The decrease in the weighted average transaction fee rate from 2017 to 2019 was primarily due to the discontinuation of our quality assurance program and thus we no longer provide the related services, for which we used to charge fees. The decrease in the weighted average transaction fee rate from 2018 to 2019 was primarily due to a decrease in the transaction fee rate charged by us as a result of increases in insurance premium and guarantee fee charged by third-party insurance and guarantee companies.

We have implemented and will continue to implement a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace. In addition, Beijing Rectification Office issued a Notice on January 24, 2019 requiring online lending information intermediaries to continue to reduce their business scale and number of borrowers and lenders during the administrative verification period. In order to prepare us for more sustainable growth in the long run and to comply with the laws, rules and regulations relating to the online lending information intermediary service industry, we expect that transaction fees will be stable in the foreseeable future.

Monthly management fees. We charge investors monthly management fee for using the automated investing tool and the self-directed investing tool, which is recognized as account management services revenue. The monthly management fee for using the automated investing tool is the difference between the interest rates on the underlying loans which range from 10.0% and 12.0%, and the targeted returns offered to investors which are up to 12.5%. The monthly management fee for using the self-directed investing tool is equal to 10% of the interest that investors receive, which ranges from 10.0% to 12.0%. The service fees charged to investors for the automated investing tool or self-directed investing tool are collected on a monthly basis through the investment period or on maturity of investment. In 2019, more than 94% of investors made investments on our marketplace using the automated investing tool. We expect that service fees will increase in the foreseeable future, as our business further grows and we develop and introduce new services and investing tools to investors.

Others. We also charge referral service fees, fund distribution fees and other fees contingent on future events, such as penalty fee for loan prepayment or late payment, one-time fees for transferring loans over our secondary loan market and other service fees. Penalty fee for late payment is charged to borrowers as a certain percentage of the past due amount and penalty fee for prepayment is charged to borrowers as a certain percentage of interest over the prepaid amount of loan principal.

Operating Costs and Expenses

Our operating costs and expenses consist of sales and marketing expenses, origination and servicing expenses, general and administrative expenses, provision for contingent liability and allowance for contract assets. The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of our total operating costs and expenses, for the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%

Operating costs and expenses:
Sales and marketing	9,004,959	77.5	6,658,270	63.6	4,457,353	640,259	59.5
Origination and servicing	1,242,928	10.7	1,061,289	10.1	665,083	95,533	8.9
General and administrative	1,323,608	11.4	1,336,247	12.8	731,806	105,117	9.8
Provision for contingent liability	43,049	0.4	419,581	4.0	9,462	1,356	0.1
Allowance for contract assets and receivables	—	0.0	992,581	9.5	1,625,051	233,424	21.7
Total operating costs and expenses	11,614,544	100.0	10,467,968	100.0	7,488,755	1,075,692	100.0

Sales and marketing expenses. Sales and marketing expenses consist primarily of variable marketing expenses, including those related to borrower and investor acquisition and retention and general brand and awareness building. Our user acquisition expenses represent the primary costs that are associated with our loan facilitation services.

The following table presents the sales and marketing expenses allocated to Yiren Credit business and Yiren Wealth business, both in absolute amount and as a percentage of total sales and marketing expenses, during the periods indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Wealth management services	656, 201	7.3	1,242,439	18.7	643,542	92,439	14.4
Consumer credit services	8,348,758	92.7	5,415,831	81.3	3,813,811	547,820	85.6
Total sales and marketing expenses	9,004,959	100.0	6,658,270	100.0	4,457,353	640,259	100.0

The sales and marketing expenses for each of our wealth management services and consumer credit services decreased from 2017 to 2019 primarily due to our strategy to streamline our operation efficiency and prioritize risk management and quality of asset growth.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our incorporated in Hong Kong to us are not subject to any Hong Kong withholding tax.

China

Generally, our subsidiaries and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Hengye, one of our PRC subsidiaries, was qualified as a “software enterprise” in July 2016, and accordingly is eligible for an exemption of enterprise income tax for 2015 and 2016 and a reduced enterprise income tax at the rate of 12.5% from 2017 through 2019. However, Hengye’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Hengye fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%. In addition, Hengyuda, one of our PRC subsidiaries, is eligible for a reduced enterprise income tax rate of 15% since 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, Hengyuda’s favorable tax treatment is subject to an annual filing requirement. Moreover, the relevant rules and policy initiative may change, and favorable tax treatment under these rules are available only to companies meeting certain qualifications.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our net revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2017		2018		2019(3)
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue(1)	11,534,808	100.0	11,244,114	100.0	8,616,784	1,237,724	100.0
Operating costs and expenses:
Sales and marketing	(9,004,959)	(78.1)	(6,658,270)	(59.2)	(4,457,353)	(640,259)	(51.7)
Origination and servicing	(1,242,928)	(10.8)	(1,061,289)	(9.4)	(665,083)	(95,533)	(7.7)
General and administrative	(1,323,608)	(11.5)	(1,336,247)	(11.9)	(731,806)	(105,117)	(8.5)
Provision for contingent liability	(43,049)	(0.4)	(419,581)	(3.7)	(9,462)	(1,359)	(0.1)
Allowance for contract assets and receivables	—	0.0	(992,581)	(8.8)	(1,625,051)	(233,424)	(18.9)
Total operating costs and expenses	(11,614,544)	(100.7)	(10,467,968)	(93.1)	(7,488,755)	(1,075,692)	(86.9)

Interest income, net	115,060	1.0	73,917	0.7	73,367	10,538	0.9
Fair value adjustments related to Consolidated ABFE(2)	(86,372)	(0.7)	243,122	2.2	3,866	555	0.0
Gain on disposal of loan receivables and other beneficial rights	271,125	2.4	663,884	5.9	159,392	22,895	1.8
Other (expenses) / income, net	(32,001)	(0.3)	26,323	0.2	32,365	4,649	0.4
Total other income	267,812	2.3	1,007,246	9.0	268,990	38,637	3.1
Income before provision for income taxes	188,076	1.6	1,783,392	15.9	1,397,019	200,669	16.2
Share of results of equity investees	5,060	0.0	(9,295)	(0.1)	(2,180)	(313)	(0.0)
Income tax expense	(381,210)	(3.3)	(194,287)	(1.7)	(239,228)	(34,363)	(2.8)
Net (loss)/income	(188,074)	(1.6)	1,579,810	14.1	1,155,611	165,993	13.4

(1)         Net revenue are broken down as follows:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Loan facilitation services	10,227,617	88.6	7,647,804	68.0	5,182,028	744,352	60.1
Post-origination services	652,264	5.7	1,173,108	10.4	757,783	108,849	8.8
Account management services	—	0.0	1,806,732	16.1	2,016,678	289,678	23.4
Others	654,927	5.7	616,470	5.5	660,295	94,845	7.7

(2)         We consolidated certain trusts or Asset Backed Special Plan (“ABS plan”) as a whole, which we refer to in this annual report collectively as “Consolidated Assets Backed Financing Entities” or the “Consolidated ABFE.” For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

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

Segment Information

As a result of the acquisition of the Acquired Businesses under common control, we changed our internal organization structure and our reportable segments and currently have two reportable segments, namely Yiren Wealth and Yiren Credit. Yiren Credit is our credit-tech platform that has the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products funded by retail and institutional investors. Yiren Wealth is our wealth management platform that specifically targets the mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions. The following segment information for the years ended December 31, 2017 and 2018 has been recast to reflect such change.

The table below provides a summary of our operating segment results for the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net revenue:
Wealth management	1,234,851	1,986,960	2,176,215	312,594
Consumer credit	10,299,957	9,257,154	6,440,569	925,130
Total net revenue	11,534,808	11,244,114	8,616,784	1,237,724
Operating costs and expenses:
Wealth management	(1,133,241)	(1,561,310)	(915,202)	(131,461)
Consumer credit	(10,173,477)	(8,561,264)	(6,194,071)	(889,723)
Income from operations:
Wealth management	101,610	425,650	1,261,013	181,133
Consumer credit	126,480	695,890	246,498	35,407
Total segment income from operations	228,090	1,121,540	1,507,511	216,540
Unallocated expense	(307,826)	(345,394)	(379,482)	(54,508)
Other income	267,812	1,007,246	268,990	38,637
Income before provision for income taxes	188,076	1,783,392	1,397,019	200,669

All of our revenue was generated from the PRC and all of long-lived assets of us were located in the PRC. Depreciation and amortization expenses of wealth management for the years ended December 31, 2017, 2018 and 2019 were RMB1.8 million, RMB3.0 million and RMB2.7 million (US$0.4 million), respectively. Depreciation and amortization expenses of consumer credit for the years ended December 31, 2017, 2018 and 2019 were RMB116.4 million, RMB107.9 million and RMB89.9 million (US$12.9 million), respectively.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenue. Our net revenue decreased from RMB11,244.1 million in 2018 to RMB8,616.8 million (US$1,237.7 million) in 2019, primarily due to a 30.4% decrease in the revenue from our consumer credit services from RMB9,257.2 million in 2018 to RMB 6,440.6 million (US$925.1 million) in 2019. The decrease in the revenue from our consumer credit services was primarily due to the decrease in the volume of loans facilitated through our marketplace, which decreased from approximately RMB63,329.1 million in 2018 to RMB39,103.0 million (US$5,616.8 million) in 2019. Both the number of borrowers and loan volume facilitated through our marketplace decreased in 2019 as we implement tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace. In addition, we have reduced our business scale and number of borrowers and investors to ensure the compliance with Circular 175. The revenue from our wealth management services increased by 9.5% from RMB1,987.0 million in 2018 to RMB2,176.2 million (US$312.6 million) in 2019, primarily due to an increase in the management fees we recognized from an increasing price difference between the interest rates of the underlying loans and the targeted return offered to investors in 2019.

Operating costs and expenses. Our total operating costs and expenses decreased from RMB10,468.0 million in 2018 to RMB7,488.8 million (US$1,075.7 million) in 2019, primarily attributable to the decrease in sales and marketing expenses, origination and servicing expenses and general and administrative expenses.

•                  Sales and marketing expenses. Our sales and marketing expenses decreased from RMB6,658.3 million in 2018 to RMB4,457.4 million (US$640.3 million) in 2019, primarily due to a 29.6% decrease in sales and marketing expenses for consumer credit services from RMB5,415.8 million in 2018 to RMB3,813.8 million (US$547.8 million) in 2019. The decrease was primarily due to the decrease in the volume of loans facilitated through our marketplace and the increased marketing efficiencies. The sales and marketing expenses for wealth management services decreased by 48.2% from RMB1,242.4 million in 2018 to RMB 643.5 million (US$92.4 million) in 2019, primarily due to the decrease in the amount of P2P investment, which decreased from approximately RMB70,667.3 million in 2018 to RMB41,203.6 million (US$5,918.5 million) in 2019. Our sales and marketing expenses as a percentage of our total revenues decreased from 59.2% to 51.7% during the same period.

•                  Origination and servicing expenses. Our origination and servicing expenses decreased from RMB1,061.3 million in 2018 to RMB665.1 million (US$95.5 million) in 2019. Our origination and servicing expenses as a percentage of our total revenues decreased from 9.4% to 7.7% during the same period, primarily attributable to a decline in loan facilitation volume and remaining loan balance.

•                  General and administrative expenses. Our general and administrative expenses decreased from RMB1,336.2 million in 2018 to RMB731.8 million (US$105.1 million) in 2019. Our general and administrative expenses as a percentage of our total revenues decreased from 11.9% to 8.5% during the same period, primarily due to the increased operational efficiency attributable to synergy effects after our business realignment with CreditEase in 2019.

•                  Provision for contingent liability. Our provision for contingent liability decreased from RMB419.6 million in 2018 to RMB9.5 million (US$1.4 million) in 2019, primarily due to the disposal of quality assurance program in May 2018 and thus no provision for contingent liability of quality assurance program accrued in 2019.

•                  Allowance for contract assets and receivables. Our allowance for contract assets and receivables increased from RMB992.6 million in 2018 to RMB1,625.1 million (US$233.4 million) in 2019, primarily due to changes in future collectability estimates by the increase of delinquency.

Interest income, net. Our interest income, net decreased slightly from RMB73.9 million in 2018 to RMB73.4 million (US$10.5 million) in 2019, primarily due to a decrease in available-for-sale investments and held-to-maturity investments.

Fair value adjustments related to Consolidated ABFE. Our fair value adjustments decreased from a fair value gain of RMB243.1 million in 2018 to RMB3.9 million (US$0.6 million) in 2019, since we didn’t have new trust investment in 2019.

Gain on disposal of loan receivables and other beneficial rights. Gain on disposal of loan receivables and other beneficial rights decreased from RMB663.9 million in 2018 to RMB159.4 million (US$22.9 million) in 2019, primarily due to the decrease in gains on disposal of consolidated ABFE.

Other income, net. Our other income, net increased from RMB26.3 million in 2018 to RMB32.4 million (US$4.6 million) in 2019, primarily due to the increase in additional VAT deduction based on deductible input VAT in 2019.

Income tax expense. Our income tax expense increased from RMB194.3 million in 2018 to RMB239.2 million (US$34.4 million) in 2019, which was mainly due to the increase in the taxable income as a result of debt relief in relation to the business realignment with CreditEase.

Net income. As a result of the foregoing, our net income decreased from RMB1,579.8 million in 2018 to RMB1,155.6 million (US$166.0 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenue. Our net revenue decreased from RMB11,534.8 million in 2017 to RMB11,244.1 million in 2018, primarily due to a 10.1% decrease in the revenue from our consumer credit services from RMB10,300.0 million in 2017 to RMB 9,257.2 million in 2018. The decrease in the revenue from our consumer credit services was primarily due to the decrease in the volume of loans facilitated through our marketplace, which decreased from approximately RMB70,676.0 million in 2017 to RMB63,329.1 million in 2018. Both number of borrowers and loan volume facilitated through our marketplace decreased in 2018 as we implement tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace. In addition, we have reduced our business scale and number of borrowers and investors to ensure the compliance with Circular 175. The revenue from our wealth management services increased by 60.9% from RMB1,234.9 million in 2017 to RMB1,987.0 million in 2018, primarily because the service fees charged from investors whom made investments through Huimin platform started to belong to us from March 2018, which used to belong to Zhuoyue.

Operating costs and expenses. Our total operating costs and expenses decreased from RMB11,614.5 million in 2017 to RMB10,468.0 million in 2018, primarily attributable to the decrease in sales and marketing expenses.

•                  Sales and marketing expenses. Our sales and marketing expenses decreased from RMB9,005.0 million in 2017 to RMB6,658.3 million in 2018, primarily due to a 35.1% decrease in sales and marketing expenses for consumer credit services from RMB8,348.8 million in 2017 to RMB5,415.8 million in 2018. The decrease was primarily due to the decrease in the volume of loans facilitated through our marketplace and the increased marketing efficiencies. The sales and marketing expenses for wealth management services increased by 89.3% from RMB656.2 million in 2017 to RMB1,242.4 million in 2018, primarily because Zhuoyue used to enjoy the service fees charged from investors whom made investments through Huimin platform and bear the costs and expenses accordingly before March 2018. Our sales and marketing expenses as a percentage of our total revenues decreased from 78.1% to 59.2% during the same period.

•                  Origination and servicing expenses. Our origination and servicing expenses decreased from RMB1,242.9 million in 2017 to RMB1,061.3 million in 2018. Our origination and servicing expenses as a percentage of our total revenues decreased from 10.8% to 9.4% during the same period, primarily attributable to our enhanced collection efforts and a decline in loan facilitation volume and remaining loan balance.

•                  General and administrative expenses. Our general and administrative expenses increased slightly from RMB1,323.6 million in 2017 to RMB1,336.2 million in 2018, primarily due to the increase in research and development expenses. Our general and administrative expenses as a percentage of our total revenues increased slightly from 11.5% to 11.9% during the same period.

•                  Provision for contingent liability. Our provision for contingent liability increased from RMB43.0 million in 2017 to RMB419.6 million in 2018, primarily due to volatility of credit risk in the industry in which we operate since December 2017.

•                  Allowance for contract assets. We made allowance for contract assets in 2018 due to the adoption of the new revenue recognition standard, ASU 2014-09, “Revenue from contracts with Customers” (Topic 606).

Interest income, net. Our interest income, net decreased from RMB115.1 million in 2017 to RMB73.9 million in 2018, primarily due to an increase in interest expenses associated with our long-term borrowings, which were offset with our interest income.

Fair value adjustments related to Consolidated ABFE. Our fair value adjustments increased from a fair value loss of RMB86.4 million in 2017 to a fair value gain of RMB243.1 million in 2018, primarily due to the direct investment in trusts.

Gain on disposal of loan receivables and other beneficial rights. Gain on disposal of loan receivables and other beneficial rights increased from RMB271.1 million in 2017 to RMB663.9 million in 2018, primarily due to the increase in gains on disposal of consolidated ABFE.

Other (expenses)/income, net. We had other expenses, net of RMB32.0 million in 2017 and other income, net of RMB26.3 million in 2018, primarily due to tax refund of RMB38.5 million received by Puhui in 2018.

Income tax expense. Our income tax expense decreased from RMB381.2 million in 2017 to RMB194.3 million in 2018, which was mainly due to the decrease in the taxable income.

Net income/(loss). As a result of the foregoing, we had a net income of RMB1,579.8 million in 2018, as compared to a net loss of RMB188.1 million in 2017.

Discussion of Certain Balance Sheet Items

The following selected consolidated balance sheet as of December 31, 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected recast consolidated balance sheet as of December 31, 2018 have been derived from our audited recast consolidated financial statements included in this annual report beginning on page F-3. The following selected recast consolidated balance sheet as of December 31, 2017 are derived from our unaudited recast consolidated balance sheet as of December 31, 2017 not included in this annual report.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	2,222,785	2,606,939	3,198,086	459,376
Restricted cash	2,257,537	427,546	71,056	10,207
Contract assets, net	—	3,909,263	2,398,685	344,550
Prepaid expenses and other assets	2,472,587	2,552,319	1,333,221	191,505
Loans at fair value	1,450,707	1,375,221	418,492	60,113
Available-for-sale investments	966,353	835,565	460,991	66,217
Total assets	16,124,352	14,251,815	9,644,420	1,385,334
Liabilities:
Liabilities from quality assurance program and guarantee	2,793,948	9,950	4,397	632
Payable to investors at fair value	1,222,180	626,207	—	—
Accrued expenses and other liabilities	2,339,558	2,193,576	2,338,745	335,940
Refund liabilities	—	2,145,748	1,801,535	258,774
Total liabilities	24,014,085	14,615,228	5,154,330	740,374
Total (deficit)/equity	(7,889,733)	(363,413)	4,490,090	644,960
Total liabilities and equity	16,124,352	14,251,815	9,644,420	1,385,334

Cash and Cash Equivalents

Our cash and cash equivalents increased by 17.3% from RMB2,222.8 million as of December 31, 2017 to RMB2,606.9 million as of December 31, 2018, and further increased by 22.7% to RMB3,198.1 million (US$459.4 million) as of December 31, 2019, primarily due to continuing improvement of cash management and the redemption of investments at the end of 2019.

Restricted Cash

Restricted cash represents cash held by the consolidated ABFE through segregated bank accounts which is not available to fund our general liquidity needs and guarantee deposit in a restricted bank account. The following table sets forth a breakdown of our restricted cash as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance program	1,701,454	—	—	—
Consolidated ABFE	533,601	392,758	43,833	6,296
Guarantee deposit	21,249	33,540	27,223	3,911
Transaction deposit	1,233	1,248	—	—
Total restricted cash	2,257,537	427,546	71,056	10,207

Restricted cash decreased by 81.1% from RMB2,257.5 million as of December 31, 2017 to RMB427.5 million as of December 31, 2018, primarily due to the disposal of the quality assurance program and thus the transfer of the guarantee liability related to the quality assurance program to a third-party guarantee company in May 2018.

Restricted cash decreased by 83.4% from RMB427.5 million as of December 31, 2018 to RMB71.1 million (US$10.2 million) as of December 31, 2019, primarily due to the disposal of our direct investments in trusts.

Contract Assets, Net

We recognized contract assets in 2018 due to the adoption of the new revenue recognition standard, ASU 2014-09, “Revenue from contracts with Customers” (Topic 606). Contract assets decreased by 38.6% from RMB3,909.3 million, net of allowance of RMB992.0 million as of December 31, 2018 to RMB2,398.7 million (US$344.6 million), net of allowance of RMB1,515.6 million (US$217.7 million) as of December 31, 2019, primarily due to the transaction fees received, partially offset by contract assets recognized in relation to the loans facilitated in 2019.

Prepaid Expenses and Other Assets

The following table sets forth a breakdown of our prepaid expenses and other assets as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Prepaid Expenses and Other Assets:
Loans to third parties	—	172,071	516,079	74,130
Funds receivable from external payment network providers	1,361,769	514,619	331,534	47,622
Funds receivable from insurance and guarantee companies	—	141,323	289,752	41,620
Prepaid expense	122,656	133,467	64,923	9,326
Receivable from Tianda Xinan (Beijing) Guarantee Co., Ltd.	—	1,384,561	16,891	2,426
Prepaid VAT and surcharge tax	839,488	46,254	889	128
Others	148,674	160,024	113,153	16,253
Total prepaid expenses and other assets	2,472,587	2,552,319	1,333,221	191,505

Prepaid expenses and other assets increased by 3.2% from RMB2,472.6 million as of December 31, 2017 to RMB2,552.3 million as of December 31, 2018, primarily due to (i) change in receivable from Tianda Xinan (Beijing) Guarantee Co., Ltd. (“Tianda Xinan”) a guarantee company which was a subsidiary of a VIE of CreditEase until February 2018, (ii) change in funds receivable from external payment network providers, and (iii) change in prepaid VAT and surcharge tax. The change in receivable from Tianda Xinan (Beijing) Guarantee Co., Ltd. was because the receivable from Tianda Xinan was classified as amounts due from related parties in 2017. The change in funds receivable from external payment network providers was due to the decrease in the volume of loans facilitated in 2018 compared with that of 2017. The change in prepaid VAT and surcharge tax was primarily due to the new revenue recognition standard, ASU 2014-09, “Revenue from contracts with Customers” (Topic 606) adopted in 2018, and as more revenue was recognized under the new standard, the related prepaid VAT and surcharge tax reduced accordingly.

Prepaid expenses and other assets decreased by 47.8% from RMB2,552.3 million as of December 31, 2018 to RMB1,333.2 million (US$191.5 million) as of December 31, 2019, primarily due to (i) the change in receivable from Tianda Xinan (Beijing) Guarantee Co., Ltd., a guarantee company which was a subsidiary of VIE of CreditEase until February 2018, and (ii) change in loans to third parties. The change in receivable from Tianda Xinan (Beijing) Guarantee Co., Ltd. was primarily because, as part of the acquistion of the Acquired Businessess under common control, the related parties’ receivables and payables from/to the Acquired Businesses and Tianda Xinan’s payable to the Acquired Businesses were transferred to CreditEase Zhuoyue Wealth Investment Management (Beijing) Co., Ltd. in 2019.

The balance of loans to third parties mainly represents the remaining outstanding balance of a three-year loan to an asset management company and a one-year loan to a third-party guarantee company. The increase of loans to third parties was primarily due to the continuous business collaboration.

Loans at Fair Value

Loans at fair value represented the fair value of loans invested by the Consolidated ABFE, which decreased by 5.2% from RMB1,450.7 million as of December 31, 2017 to RMB1,375.2 million as of December 31, 2018, and further decreased by 69.6% to RMB418.5 million (US$60.1 million) as of December 31, 2019, primarily due to the disposal of our direct investments in trusts.

Available-for-sale Investments

Available-for-sale investments primarily included debt securities which can be redeemed on a T+1 basis or upon maturity. Available-for-sale investments decreased by 13.5% from RMB996.4 million as of December 31, 2017 to RMB835.6 million as of December 31, 2018, and further decreased by 44.8% to RMB461.0 million (US$66.2 million) as of December 31, 2019, primarily due to redemption of securities.

Liabilities from Quality Assurance Program and Guarantee

Liabilities from quality assurance program and guarantee decreased by 99.6% from RMB2,793.9 million as of December 31, 2017 to RMB10.0 million as of December 31, 2018, primarily due to the discontinuation of quality assurance program and thus the transfer of the guarantee liability related to the quality assurance program to a third-party guarantee company in May 2018.

Liabilities from quality assurance program and guarantee decreased by 55.8% from RMB10.0 million as of December 31, 2018 to RMB4.4 million (US$0.6 million) as of December 31, 2019, primarily due to the net payout of guarantee deposit due to the loan delinquency.

Payable to Investors at Fair Value

Payable to investors at fair value represented the amount payable by the Consolidated ABFE to its investors, which decreased from RMB1,222.2 million as of December 31, 2017 to RMB626.2 million as of December 31, 2018, and further decreased to nil as of December 31, 2019, primarily due to our direct investment in trusts, which were eliminated on our consolidated financial statements.

Accrued Expenses and Other Liabilities

The following table sets forth a breakdown of our accrued expenses and other liabilities as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Accrued Expenses and Other Liabilities:
Accrued payroll and welfare	718,075	782,927	772,590	110,976
Tax payable	922,291	357,751	803,116	115,360
Funds collected on behalf of third-party guarantee companies	—	231,467	425,920	61,180
Accrued customer incentives	197,816	205,072	81,297	11,678
Accrued advertisement expense	259,068	138,411	62,472	8,974
Payable to investors	75,023	85,495	68,011	9,769
Long-term borrowings	—	192,419	18,590	2,670
Deposits	—	80,418	—	—
Others	167,285	119,616	106,749	15,333
Total accrued expenses and other liabilities	2,339,558	2,193,576	2,338,745	335,940

Accrued expenses and other liabilities decreased from RMB2,339.6 million as of December 31, 2017 to RMB2,193.6 million as of December 31, 2018, primarily due to the change in tax payable as a result of the accumulated effect of deferred tax assets related to liabilities from quality assurance program and guarantee. Accrued expenses and other liabilities increased to RMB2,338.7 million (US$335.9 million) as of December 31, 2019, primarily due to the change in tax payable and funds collected on behalf of third-party guarantee companies. The change in tax payable primarily due to the accumulated effect of deferred tax assets related to liabilities from quality assurance program and guarantee in 2018. The change in funds collected on behalf of third-party guarantee companies primarily due to the business growth and development.

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

Basis of Presentation, Combination and Consolidation

We conduct our online consumer finance marketplace business in China through our PRC subsidiaries, Hengye and Hengyuda (“FOS”) and our consolidated variable interest entities, Hengcheng, Yiren Wealth Management and Linyang (“VIEs”). Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we conduct our online operations in China through a series of contractual arrangements entered into between FOS and VIEs and their shareholders. Hengcheng operates our website www.yirendai.com. Yiren Wealth Management operates our wealth management mobile application, which serves as an online portal for investment products, including the loan products offered by us as well as other investment products offered by third party providers. Most of our revenues, costs and expenses directly related to loan facilitation and servicing in China are generated through Hengcheng and Yiren Wealth Management. As a result of the contractual arrangements, we have the ability to direct the activities of Hengcheng and Yiren Wealth Management that most significantly impact their economic performance, and to obtain a majority of the residual returns of Hengcheng and Yiren Wealth Management. We are considered the primary beneficiary of Hengcheng and Yiren Wealth Management, and accordingly the entities are our variable interest entities under U.S. GAAP and we consolidate their results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Hengcheng and Yiren Wealth Management might preclude us from consolidating the entities in the future.

As part of our strategy to expand our investor base from individual investors to institutional investors, we established a business relationship with certain trusts or ABS plan which was administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by us on our platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers.

We provide loan facilitation and post-origination services to the trusts. We also have power to direct the activities that have most significant impact on the economic performance of the ABFE by providing the loan servicing and default loan collection services of the trusts.

Through the transaction fees charged, guarantee deposit, and direct investment, We have the right to receive benefits or bear losses from the ABFE that could potentially be significant to the ABFE. We provide certain level of guarantee in the form of a security fund in the amount of 6% of the total loan principal to the Trust No. 1 to protect the trust beneficiaries. The guarantee provided is considered variable consideration held by us. We hold significant variable interest in Trust No. 1 through the transaction fee charged and guarantee provided in the form of security deposit, and hold significant variable interest in Trust No. 2 through the transaction fee charged. We also hold significant variable interest in other ABFE through direct investment.

Accordingly, we are considered the primary beneficiary of the ABFE and have consolidated the ABFE’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

The assets of the ABFE are not available to our creditors. In addition, the investors of the ABFE have no recourse against our assets.

On March 25, 2019, CreditEase entered into definitive agreements with us, which contemplated the separation and transfer of its online wealth management targeting the mass affluent investors, unsecured and secured consumer lending and other related services or businesses to us. As of March 31, 2019, the business of unsecured and secured consumer lending, operated by CreditEase Puhui Information Consultant (Beijing) Co., Ltd., CreditEase Huimin Investment Management (Beijing) Co., Ltd. and its subsidiaries, as well as the Zhiwang wealth management business operated by CreditEase Zhuoyue Wealth Investment Management (Beijing) Co., Ltd. (collectively referred to as the “Acquired Businesses”) have been transferred to us for an aggregated consideration comprising of RMB233 million in cash, RMB2,627 million in contingent consideration and 61,981,412 shares of us. As part of the transaction, the related parties’ receivables and payables from/to the Acquired Businesses, and Tianda Xinan (Beijing) Guarantee Co., Ltd.’s payable to the Acquired Businesses were transferred to Zhuoyue. Zhuoyue subsequently unconditionally waived a net receivables amounting to RMB5,147 million from the Acquired Businesses. In May 2019, we also acquired Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. (a consolidated VIE of CreditEase) and its subsidiaries from CreditEase for a consideration of RMB29 million. Cash consideration of RMB230 million and RMB29 million were paid in March and May, respectively, for the aforementioned acquisitions. At the closing of the business transactions with CreditEase on July 11, 2019, we issued a total of 61,981,412 ordinary shares with a total fair value of RMB2,754 million. The contingent consideration is to be paid by monthly installments in an 18-month period after the closing with each payment contingent upon the Acquired Businesses achieving certain pre-agreed performance targets which are based on the total monthly loan volume facilitated by Puhui. We made contingent payments to CreditEase amounting to RMB1, 410 million until November 2019 as the pre-agreed performance targets were met. In December 2019, CreditEase waived the remaining contingent liabilities, amounting to RMB1,217 million, which was accounted for as a contribution from CreditEase.

As we and the acquired entities were under common control of CreditEase for 2017, 2018, and 2019, the above acquisitions have been accounted for in a manner akin to a pooling-of-interests as if we had owned the acquired entities from the time they were incorporated. Accordingly, we retrospectively adjusted its consolidated financial statements to include the transferred net assets of the acquired entities and any related operations for all periods presented. Any difference between the net book value of the acquirees and the amounts paid by us has been accounted for as a capital contribution in the consolidated statements of changes in equity.

Revenue

We provide services as an online marketplace connecting borrowers and investors. The four major deliverables provided are loan facilitation services, guarantee services (e.g., quality assurance program to individual investors and guarantee to institutional investors), post-origination services (e.g., cash processing, collection and SMS services) and account management services (automated investing tool).

We have determined that we are not the legal lender or borrower in the loan origination and repayment process, but act as an intermediary to bring the lender and the borrower together. Except for loans and payable to investors in the consolidated ABFE, we do not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on our platform.

We charge fees for facilitating loan originations, for the automated investing tool to investors opting for that service, and for monthly services (covering cash processing services, collection services and SMS services). While for those who do not opt for automated investing tool, we charge fees for facilitating loan originations and for monthly services (covering cash processing services, collection services and SMS services) (collectively referred to as “non-contingent fees”). We also receive fees contingent on future events (e.g., penalty fees for loan prepayment and late payment, fees for transferring loans over the secondary loan market, and other service fees, etc.).

For the loans facilitated on Hengcheng’s platform before May 2018, we also provided guarantee services to investors whereas in the event of default, the investors are entitled to receive unpaid interest and principal from our company. Given that we effectively took on all of the credit risk of the borrowers and were compensated by the service fees charged, the guarantee was deemed as a service and the guarantee exposure was recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees. We stopped providing guarantee services in May 2018.

Revenue recognition before adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)”

Before January 1, 2018, we recognized revenues under ASC Topic 605, Revenue Recognition, (“ASC 605”). The loan facilitation services and the post origination services are considered as a multiple element revenue arrangement under ASC 605.

Multiple element revenue recognition

We consider the loan facilitation services, the guarantee services and post-origination services as a multiple deliverable revenue arrangement. We have concluded that although it does not sell those services independently, all three deliverables have stand-alone value as others do sell them independently in the market and they have value to the customer independently. Thus, all non-contingent fees are allocated among these three deliverables.

We allocate non-contingent fees to be received consistent with the guidance in ASC 605-25. It first allocates the amount equal to the fair value of the stand-ready liabilities from the quality assurance program and guarantee (until May 2018). Then, the remaining fees are allocated to the loan facilitation services and post-origination services using their relative estimated selling prices.

We do not have vendor specific objective evidence (“VSOE”) of selling price for the loan facilitation services or post-origination services because we do not provide loan facilitation services or post-origination services separately.

For cash processing services, collection services and SMS services (all of which are part of the post-origination services), we use third-party evidence (“TPE”, which are the prices charged when sold separately by our service providers) as the basis of revenue allocation.

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

Collectability of fees

We either collect the entire amount of the loan facilitation fees upfront, or collect a portion upfront and the rest on a monthly basis over the term of the loan. The management fees charged to investors are collected on a monthly basis through the loan period or on maturity of investments. We evaluated the following factors for uncertainty of the collectability: (i) credit risk of the portfolio; (ii) prepayment risk; (iii) risk profile change from launching new products; and (iv) macroeconomic cycle, etc. and concluded that the collectability for the monthly fees could not be reasonably assured. Thus fees charged are not recognized until collected.

Revenue from loan facilitation services

We recognized the cash received that is allocated to loan facilitation services as revenue upon completion of the related services. For fees that are partially refundable to the borrowers, the revenue is not recognized until the fees become non-refundable.

Revenue from post-origination services

The fees collected upfront allocated to post-origination services are deferred and recognized over the period of the loan on a straight line basis.

Customer incentives

To expand our market presence, we provide cash incentives to investors from time to time. Each individual incentive program only lasts for a week or a few weeks. During the relevant incentive program period, we set certain thresholds for the investor to qualify to enjoy the cash incentive. When a qualified investment is made, the cash payment is provided to the investor as a percentage of the investment amount. We also distributed interest plus coupons and renewal reward coupons to investors free of charge. The investors can utilize the interest plus coupons to increase the expected return of Yidingying product on the maturity date. If the investors choose to extend the investment period of the Yidingying product, the renewal reward coupons can be utilized to increase the expected return of Yidingying product for the extended investment period. The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of revenue in accordance with ASC subtopic 605-50.

We have established a membership reward program wherein investors can earn Yiren coins when purchases are made on our platforms reached a certain amount. Yiren coins can be used in connection with subsequent purchases. The expiry dates of these Yiren coins vary based on different individual promotional programs, which generally range from one and a half years to two and a half years period. We accrue liabilities for the estimated value of these Yiren coins that are expected to be used, which are based on outstanding Yiren coins related to prior purchases at the end of each reporting period and the usage rate of these Yiren coins, which were reasonably estimated based on historical data. These liabilities reflect management’s best estimate of the cost of future usages.

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

•                  Step 2: Identify the performance obligations in the contract

•                  Step 3: Determine the transaction price

•                  Step 4: Allocate the transaction price to the performance obligations in the contract

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

We determine our customers to be both the investors and borrowers. We assess ability and intention to pay the service fees of both borrowers and investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. Until May 2018, we provided quality assurance program and guarantee services and considered the loan facilitation services, guarantee services and post-origination services as three separate services of which guarantee services were accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination services are within the scope of ASC Topic 860, ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation services and post-origination services are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract. In May 2018, we stopped providing quality assurance program and guarantee services and have provided only the loan facilitation and post-origination services to our customers since then.

We determine the transaction price of loan facilitation services and post-origination services to be the service fees chargeable from the borrowers, net of value-added tax. The transaction price includes variable consideration in the form of prepayment risk of the borrowers. We reflect, in the transaction price, the borrower prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee services (until May 2018), if any, and the two performance obligations described above.

We first allocate the transaction price to the guarantee liabilities (until May 2018), if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post origination services using their relative stand-alone selling prices consistent with the guidance in Topic 606. We do not have observable stand-alone selling price information for the loan facilitation services or post origination services because we do not provide loan facilitation services or post origination services on a stand-alone basis. There is no direct observable stand-alone selling price for similar services in the market that is reasonably available to us. As a result, the estimation of stand-alone selling price involves significant judgments. We use expected cost plus margin approach to estimate the stand-alone selling prices of loan facilitation services as the basis of revenue allocation. In estimating our stand-alone selling price for the loan facilitation services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors. However, for post origination services, given the main service is about loan collecting, we can refer to other companies performing the same services, therefore a direct observable stand-alone selling price for similar services in the market is available to us.

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

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-origination services. We charges upfront fees for loan products. The upfront fees, if any, are deducted from loan proceeds at origination and the remaining consideration is collected in equal payments on a monthly basis. When the upfront fees are not sufficient to cover the relative stand-alone selling price of facilitation services performed, a corresponding contract asset is recognized (see accounting policy for contract asset). For upfront fees that are partially refundable to the borrowers, we estimate the refund based on historical prepayment probability and the corresponding predetermined refundable amount, and record corresponding refund liabilities upon receiving such fees.

The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB1,196.1million and RMB787.1million  as of December 31, 2018 and 2019, respectively, among which approximately 53% and 67% of the remaining performance obligations will be recognized over the following 12 months, respectively, and with the remainder recognized thereafter.

Revenue from account management services

Under ASC 606, the transaction price of account management services is the management fees charged to investor as the excess of actual return over the expected return. The service fees derived from investors using the automated investment tool are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment tool are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the investors. We record service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The revenue of service fees recognized under ASC 606 for the years ended December 31, 2018 and 2019 were RMB1,806.7 million and RMB2,016.7 million, respectively. The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to account management services were RMB1,461.3 million and RMB919.7 million as of December 31, 2018 and 2019 respectively, among which approximately 91% and 98% of the remaining performance obligations will be recognized over the following 12 months, respectively, with the remainder recognized thereafter.

Other revenue

Other revenue includes penalty fees for loan prepayment and late payment, fees charged for early repayment, one-time fees for transferring loans over the secondary loan market, referral service fees, and fund distribution fees received from fund management companies. The penalty fees, which are fees paid to the investors that are assigned to us by the investors, will be received as a certain percentage of past due amounts in case of late payment or a certain percentage of interest over the prepaid amount of loan principal in case of prepayment. We refer potential borrowers or lenders to third-party companies and related parties and charges them fixed rate fees. We sell funds to investors and charges fixed rate fund distribution fees from fund management companies and related parties. Referral services revenue and fund distribution revenue are recognized when successful referrals and sales were completed by us respectively. Revenue recognition for the other revenue remains the same before and after the adoption of Topic 606.

Customer incentives

The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of contract price in accordance with ASC 606.

Under the membership reward program, investors earn Yiren coins that can be redeemed in subsequent purchases. Yiren coins earned by investors represent a material right to free or discounted goods or services in the future, which are accounted for as a separate performance obligation under ASC 606. For the transactions that granted Yiren coins to the investors, a portion of transaction price is deferred for the obligation related to Yiren coins, which are the estimated value of Yiren coins that are expected to be used incorporating estimated breakage based on historical redemption patterns. The revenue associated with Yiren coins is deferred until the points are redeemed. As of December 31, 2018 and 2019, the liabilities related to Yiren coins were immaterial.

Contract assets

Under ASC 606, contract assets represent our rights to consideration in exchange for services that we have transferred to the customer before payment is due. Our rights to consideration for the monthly fees of facilitation services are conditional on the borrowers’ actual payment, as the borrowers have the rights to early terminate the loan contracts prior to the loan maturity and are not obligated to pay the remaining monthly fees. As such, we record a corresponding contract assets for the monthly service fees allocated to loan facilitation services and post-origination services that have already been delivered in relation to loans facilitated on our platform when recognizing revenue from loan facilitation services and post-origination services. No accounts receivable is recorded since we do not have unconditional rights to the consideration if the borrowers choose to early terminate and are not obligated to pay the remaining service fees in relation to the loans facilitated. Contract assets represent our rights to consideration in exchange for facilitation services that we have transferred to the customer before payment is due. We only recognize contract assets to the extent that we believe it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. The contract assets, net of allowance are RMB3,909.3 million and RMB2,398.7 million as of December 31, 2018 and 2019, respectively.

Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. In determining whether an impairment loss should be recorded in the financial statements, we make judgements as to whether there is any observable date indicating that there is a measurable decrease in the estimated future cash flows from contract assets. This evidence may include observable date indicating that there has been an adverse change in the borrower’s credit risk, or national or local economic conditions that correlate with defaults on loans. When contract assets are assessed for impairment, we use estimates based on the historical borrower’s credit risk. The historical borrower’s credit risk is adjusted on the basis of the relevant observable date that reflects current economic conditions. We regularly review the methodology and assumptions used for estimating the amount of collectable contract assets.

Contract assets are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. We will write off contract assets and corresponding allowance if any repayment of the underlying loan is 90 days past due.

Contract cost

We pay commissions for successful referring of borrowers or investors to our  platform. The commissions paid based on successful referrals are considered as contract acquisition cost, and are capitalized when the commission becomes payable. The amount of amortization for the years ended December 31, 2018 and 2019 are RMB84.5 million and 107.3 million respectively.

Amortization of the capitalized contract cost is charged to the consolidated statements of operations  when the revenue to which the asset relates is recognized. Contract cost is recognized as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less.

Deferred revenue

Deferred revenue consists of post-origination service fees received from borrowers upfront for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered over the loan period.

The amounts of revenue recognized during the years ended December 31, 2018 and 2019 that were included in the opening deferred revenue were RMB481.7 million and RMB391.2 million, respectively.

Refund liabilities

Refund liabilities are recognized for the estimated amounts of service fees which are received but are expected to be refunded. It represents the consideration received that we do not expect to be entitled to earn and thus is not included in the transaction price because it will be refunded to customers. The refund liabilities are remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue.

Our refund liabilities are the expected refund of service fees to borrowers in the case of early repayment of loans. The refund liabilities as of December 31, 2018 and 2019 amounted to RMB2,145.7 million and RMB1,801.5 million

Fair Value of Loans and Payable to Investors at Fair Value

We have elected the fair value option for loans and related payable to investors of the consolidated ABFE and loans repurchased from the consolidated ABFE that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. We estimate the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on the contractual cash flows, taking into consideration of projected prepayments and net charge off to project future losses and net cash flows on loans. Changes in fair value of loans and payable to investors are reported net and recorded in “Fair value adjustments related to the consolidated ABFE” in the consolidated statements of operations.

As our loans and related payable to investors are not traded in an active market with readily observable prices, we use discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these assets and liabilities, including discount rate, default and recovery rates, and prepayment rates. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. We did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2018 and 2019.

These inputs in isolation can cause significant increases or decreases in fair value. Specifically, increases in the discount rate can significantly lower the fair value of loans, and decreases in the discount rate can significantly increase the fair value of loans. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

		Range of Inputs Weighted-Average December 31,
Financial Instrument	Unobservable Input	2018	2019
Loans at fair value	Discount rates	12.0%-16.4%	12.0%-16.4%
	Net cumulative expected loss rates(1)	9.9%-17.4%	14.4%-16.6%
	Cumulative prepayment rates(2)	2.2%-14.8%	11.9%
Payable to investors at fair value	Discount rates	7.7%-9.8%	N/A

(1)         Expressed as a percentage of the loan volume.

(2)         Expressed as a percentage of the remaining principal of loans.

Leases

Before January 1, 2019, we adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease. On January 1, 2019, we adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. We categorize leases with contractual terms longer than twelve months as either operating or finance lease. However, we have no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent our rights to use underlying assets for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

                We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to our own. We begin recognizing lease expenses when the lessor makes the underlying assets available to us. Our leases have remaining lease terms of up to four years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, we did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

We elected not to record a ROU assets for short-term leases that have a term of 12 months or less. The cost of short-term leases was recognized in the consolidated statements of operations on a straight-line basis over the lease term.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reversed. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 and 2019, respectively.

Recent Accounting Pronouncements

The recent accounting pronouncements that are relevant to us are included in note 2 to our audited consolidated financial statements, which are included in this annual report.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, proceeds from the issuance and sale of our shares, and proceeds from loans borrowed from third parties. In December 2015, we completed our initial public offering in which we issued and sold an aggregate of 7,500,000 ADSs, representing 15,000,000 ordinary shares, resulting in net proceeds to us of approximately US$64.9 million. Concurrently with our initial public offering, we sold 2,000,000 ordinary shares to Baidu Hong Kong in a private placement, resulting in net proceeds to us of approximately US$9.0 million. As of December 31, 2019, we had cash and cash equivalents of approximately RMB3,198.1 million (US$459.4 million), as compared to cash and cash equivalents of approximately RMB2,606.9 million as of December 31, 2018.

As of December 31, 2019, we had restricted cash of approximately RMB71.1 million (US$10.2 million), as compared to RMB427.5 million as of December 31, 2018. The decrease in restricted cash was mainly due to the disposal of our direct investments in trusts. As of December 31, 2019, the restricted cash represented the cash held by the remaining Consolidated ABFE and the cash set aside for guarantee deposit.

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

Our ability to manage our working capital, including accounts receivable, prepaid expenses and other assets and accrued expenses and other liabilities, may materially affect our financial position and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to manage our liquidity and cash flows may materially and adversely affect our financial position and results of operations.”

Our accounts receivable primarily include the transaction fees receivable from borrowers and referral service fees receivable from industry partners in relation to our services offered to them through YEP. As of December 31, 2017, 2018 and 2019, we had accounts receivable of RMB43.4 million, RMB40.3 million and RMB3.4 million (US$0.5 million), respectively. The decrease in our accounts receivable from 2017 to 2018 was primarily due to a decrease in transaction fees receivable from borrowers, and the decrease in our accounts receivable from 2018 to 2019 was primarily due to the disposal of Huimin (including Puze) with fund distribution service fee receivable. Transaction fees receivable from borrowers were only associated with loans facilitated before 2015, when the interests and transaction fees associated with the loans facilitated on our platform were guaranteed by a guarantee company. As of December 31, 2019, the amount of transaction fees receivable from borrowers was RMB0.6 million (US$79 thousand). As of December 31, 2019, we had RMB2.2 million (US$0.3 million) in referral service fees receivable from industry partners.

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

Although we consolidate the results of operations of Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, our variable interest entities, we only have access to the cash balances and the future earnings of Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang through our contractual arrangements with them. See “Item 4. Information on the Company—A. History and Development of Our Company.” In addition, although we consolidate the cash flow of the Consolidated ABFE into our cash flow, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs. For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation” below For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure” below.

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be filed for record with MOFCOM or its local counterparts; and

•                  loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any offering outside China to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data*:
Net cash provided by/(used in) operating activities	184,072	(3,959,094)	274,168	39,381
Net cash (used in)/provided by investing activities	(1,166,837)	3,297,648	1,110,001	159,442
Net cash provided by/(used in) financing activities	2,642,695	(788,022)	(1,149,705)	(165,144)
Effect of foreign exchange rate changes	(16,109)	3,631	193	28
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,643,821	(1,445,837)	234,657	33,707
Cash, cash equivalents and restricted cash, beginning of year	2,836,501	4,480,322	3,034,485	435,876
Cash, cash equivalents and restricted cash, end of year	4,480,322	3,034,485	3,269,142	469,583

*                                         The amounts of these summary consolidated cash flow data for the year ended December 31, 2019, as derived from our audited consolidated financial statements included in this annual report, reflect the re-classification of certain cash flow items in calculating our net cash used in or provided by operating activities, investing activities and financing activities on our company’s audited consolidated statements of cash flows for the year ended December 31, 2019, as compared with the amounts of these cash flow data for the year ended December 31, 2019 contained in the earnings release of our company as an exhibit to the Current Report on Form 6-K filed with the SEC on March 26, 2020.

Operating Activities

Net cash generated from operating activities was RMB274.2 million (US$39.4 million) in 2019. The difference between our net income and our net cash provided by operating activities was primarily attributable to changes in certain working capital items, including a change in amounts due from/to related parties of RMB1,548.2 million (US$222.4 million) and a decrease in refund liability of RMB344.2 million (US$49.4 million), partially offset by certain non-cash expenses or loss, including allowance for contract assets and receivables of RMB1,625.1 million (US$233.4 million). The change in amounts due from/to related parties was primarily due to the payment to related parties associated with referral service, collection service and other services provided by CreditEase. The decrease in refund liability was primarily due to the payment of transaction fee which was refunded due to the borrower’s early repayment. We made allowance for contract assets primarily due to the credit risk of borrowers.

Net cash used in operating activities was RMB3,959.1 million in 2018. The difference between our net income and our net cash used in operating activities was primarily attributable to changes in certain working capital items, including a decrease in liabilities from quality assurance program and guarantee by RMB3,203.6 million, an increase in contract assets by RMB2,067.1 million and a decrease in accrued expenses and other liabilities by RMB997.3 million, partially offset by a change in allowance for contract assets and receivables of RMB992.6 million. The decrease in liabilities from quality assurance program and guarantee was primarily due to the transfer of the guarantee liability related to the quality assurance program to a third-party guarantee company and payouts for default loans and interests in 2018. The increase in contract assets was primarily due to the adoption of the new revenue recognition standard, under which we accrued service fees. The decrease in accrued expenses and other liabilities was primarily due to the decrease in tax payable related to the deferred tax assets in liabilities from quality assurance program and guarantee. We made allowance for contract assets primarily due to the credit risk of borrowers.

Net cash provided by operating activities was RMB184.1 million in 2017. The difference between our net loss and our net cash generated from operating activities was primarily attributable to (i) certain non-cash expenses or loss, including depreciation and amortization of RMB140.9 million and share-based compensation of RMB125.6 million and (ii) changes in certain working capital items, including an increase in liabilities from quality assurance program and guarantee by RMB1,279.9 million and a change in amount due from/to related parties by RMB429.6 million, partially offset by a decrease in deferred revenue by RMB736.9 million, an increase in prepaid expenses and other assets by RMB437.6 million and a change in deferred tax assets/liabilities by RMB353.4 million. The increase in liabilities from quality assurance program was primarily due to an increase in the volume of loans facilitated by us. The change in amount due from/to related parties was primarily due to an increase by RMB392.2 million in amount due to Puxin Hengye Technology Development (Beijing) Co., Ltd. The increase in prepaid expenses and other assets was primarily due to an increase by RMB548.6 million in funds receivable from external payment network providers. The change in deferred tax assets/liabilities was primarily due to the increase in deferred tax assets resulting from an increase in liabilities from the quality assurance program.

Investing Activities

Net cash provided by investing activities was RMB1,110.0 million (US$159.4 million) in 2019, which was primarily attributable to proceeds on disposal of available-for-sale investments, collection of principal of loans to related parties and collection of principal of loans at fair value, partially offset by loan to a related party and purchase of available-for-sale investments.

Net cash provided by investing activities was RMB3,297.6 million in 2018, which was primarily attributable to collection of principal of loans to related parties, proceeds on disposal of available-for-sale investments and collection of principal of loans at fair value, partially offset by our purchase of available-for-sale investments and investment in loans at fair value.

Net cash used in investing activities was RMB1,166.8 million in 2017, which was primarily attributable to our purchase of available-for-sale investments, loan to a related party, purchase of held-to-maturity investments and investment in loans at fair value, partially offset by proceeds on disposal of available-for-sale investments and redemption of held-to-maturity investments.

Financing Activities

Net cash used in financing activities was RMB1,149.7 million  (US$165.1 million) in 2019, which was mainly attributable to RMB1,410.0 million (US$202.5 million) payment of contingent consideration, partially offset by RMB747.7 million (US$107.4 million) loans from related party.

Net cash used in financing activities was RMB788.0 million in 2018, which was mainly attributable to RMB6,784.0 million principal payments of loans from related parties and RMB553.0 million principal payments to ABFE, partially offset by RMB6,363.5 million loans from related party.

Net cash provided by financing activities was RMB2,642.7 million in 2017, which was mainly attributable to RMB5,322.7 million loans from related party, partially offset by RMB1,392.4 million principal payments to ABFE and RMB1,165.5 million principal payments of loans from related party. The cash flows of the Consolidated ABFE are consolidated into our cash flow. However, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs. For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation” below.

Capital Expenditures

We made capital expenditures of RMB218.0 million, RMB140.7 million and RMB48.0 million (US$6.9 million) in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. We will continue to make capital expenditures to meet the requirements of our business operations.

Holding Company Structure

Yiren Digital Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, Yiren Digital Ltd.’s ability to pay dividends depends upon dividends paid by Hengye and Hengyuda, our PRC subsidiaries, and Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang , our consolidated variable interest entities. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                                    Product Development

We had a dedicated product development team consisting of 112 full-time employees as of December 31, 2019. This team is responsible for developing and implementing new consumer finance products to introduce on to our marketplace.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.                                    Off-Balance Sheet Arrangements

Starting January 2015, we operated a quality assurance program to provide a certain level of assurance to investors who invest in loans through our marketplace, until May 2018 when we discontinued the quality assurance program for purposes of complying with regulatory requirements by transferring all our liabilities associated with the quality assurance program to a third-party guarantee company. Since then, loans facilitated through our online marketplace are either covered by guarantee provided by third-party guarantee companies or by PICC’s surety insurance program. In addition, we cooperated with a bank to furnish borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. Since the promulgation of the Circular 141, we have suspended the cooperation with the bank. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” Other than the quality assurance program and guarantee arrangement, we have not entered into any other commitments to guarantee the payment obligations of any third parties.

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

F.                                     Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

As of December 31, 2019
RMB in thousands
2020	193,478
2021	82,128
2022	17,944
2023	454
2024 and thereafter	—
Total	294,004

Our operating lease obligations relate to our leases of office premises. We lease our principal office premises under a non-cancelable operating lease with an expiration date in January 2022. Rental expenses under operating leases for 2017, 2018 and 2019 were RMB320.2 million, RMB310.1 million and RMB283.8 million (US$40.8 million), respectively.

Payables to investors related to the Consolidated ABFE have been excluded from the table above. We will make such payments to the investors related to the Consolidated ABFE if and when we receive the related loan payments from borrowers. We do not have any contractual obligations to make such payments out of our own liquidity resources.

We also have a long-term obligation relate to long-term borrowings. In June 2018, we entered into a funding arrangements with principal amount of RMB324 million for a term of three years. As of December 31, 2019, the balance of our long-term borrowings was RMB18.6 million (US$3.0 million) excluding the corresponding interest payable. According to the loan agreement, the repayment of the loan is dependent on the collection of principal, interest and other payments associated with loans invested by Trust No. 3 during the loan term.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G.                                   Safe Harbor

See “Forward-Looking Information.”

Item 6.           Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers*	Age	Position/Title
Ning Tang	46	Executive Chairman and Chief Executive Officer
Quan Zhou	62	Director
Tina Ju	55	Director
Huan Chen	45	Director
Qing Li	43	Director
Jingsheng Huang	62	Director
Sam Hanhui Sun	47	Independent Director
Chaomei Chen	61	Independent Director
Hao Li	41	Independent Director
Zhong Bi	51	Chief Financial Officer
Chunjiang Ji	48	Chief Risk Officer
Jiangxu Xiang	55	Chief Technology Officer

*                 We also have a non-voting observer on our board of directors, Mr. Kwok King Kingsley Chan, a managing director at Morgan Stanley Private Equity Asia.

Mr. Ning Tang is our founder, and has served as our executive chairman of the board of directors since our inception and our chief executive officer since July 2019. He is also the founder of our parent company, CreditEase, and has served as the chairman of the board of directors and chief executive officer of CreditEase since its inception in 2006. In December 2014, Mr. Tang was elected to be the chairman of the Beijing P2P Association, founded by CreditEase together with approximately 30 member enterprises and the first association in the industry in China that is officially registered and overseen by regulators. In July 2011, Mr. Tang won the nomination of “Leader of the Year” in the “Global Microfinance Achievement Awards 2011,” initiated by the London-based C5 Group to recognize the efforts, innovations and services that ensure maximum business and social returns in the microfinance sector. Mr. Tang is also a member of the advisory board to the Ministry of Industry and Information Technology with respect to small and medium-sized enterprises related policies, and a director at the China Microfinance Institution Association. Prior to founding CreditEase, Mr. Tang served as the director of strategic investments and acquisitions at AsiaInfo-Linkage, Inc., a leading provider of telecommunication software solutions and services in China then listed on Nasdaq, since July 2000. Prior to that, Mr. Tang served as an investment banker at Donaldson, Lufkin & Jenrette, a U.S. investment bank now owned by Credit Suisse, since July 1998. Mr. Tang is an active angel investor and has made several successful investments in the education and training, financial services, human resources services, internet, technology and media industries. Mr. Tang studied mathematics at Peking University and received his bachelor’s degree in economics, summa cum laude, from the University of the South in Sewanee, Tennessee. He is also a member of the Phi Beta Kappa Society.

Mr. Quan Zhou has served as our director since January 2015. Mr. Zhou is currently a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou serves as a director of the general partner of each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Capital Fund L.P., and their respective successor funds. He also serves as a director of the general partner of each of IDG China Venture Capital Fund IV L.P. and its successor fund and IDG China Capital Fund III L.P. Mr. Zhou currently serves on the board of directors of CASI Pharmaceuticals, Inc., a NASDAQ-listed Company. Mr. Zhou also serves as a director of a number of private companies. Mr. Zhou received a bachelor’s degree in chemistry from China Science and Technology University, a master’s degree in chemical physics from the Chinese Academy of Sciences and a Ph.D. degree in fiber optics from Rutgers University.

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

Mr. Huan Chen has served as our director since January 2015 and our chief risk officer from July 2019 to March 2020. He has served as the chief strategy officer of our parent company CreditEase since November 2007. Prior to joining CreditEase, Mr. Chen served as a product manager at Qihoo 360 Technology Co., Ltd., a leading internet company in China, from July 2006 to November 2007. From March 2003 to July 2006, Mr. Chen served as an investment management manager at 21cn.com, an online portal owned by China Telecom. Prior to that, Mr. Chen worked at Guangzhou Securities Co. Ltd., a securities brokerage service firm, and co-founded Find2Fine Consulting Ltd., an online project outsourcing marketplace, successively from July 1998 to March 2003. Mr. Chen received a bachelor’s degree in international commerce and a master’s degree in econometrics from Sun Yat-sen University in China.

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

Mr. Jingsheng Huang has served as our director since December 17, 2015. Mr. Huang is the managing executive director at Harvard Center Shanghai. Mr. Huang has also served as an independent non-executive director of SOHO China, a company listed on the Hong Kong Stock Exchange, since August 2018. Prior to that, he was a partner of TPG Growth and RMB Funds based in Shanghai, China. Before joining TPG, he was a managing director at Bain Capital LLC, where he set up and ran its Shanghai operations. Prior to that, Mr. Huang served multiple positions in the investment industry, including managing director in China at SOFTBANK Asia Infrastructure Fund, partner at SUNeVision Ventures and senior manager of strategic investment at Intel Capital. Before starting his investment career, Mr. Huang was the director of research operations at GartnerGroup, a co-founder and vice president of marketing at Mtone Wireless and an English lecturer at Communication University of China. Before joining Harvard, Mr. Huang served as a member of the board of China Venture Capital Association and a deputy chairman of Shanghai Private Equity Association. Mr. Huang served as an independent director of Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange, until June 2019. Mr. Huang currently serves as an independent director of  SOHO China Ltd., a company listed on the Hong Kong Stock Exchange. Mr. Huang received an M.B.A degree from Harvard Business School, an M.A. from Stanford University and a B.A. from Beijing Foreign Studies University.

Mr. Sam Hanhui Sun has served as our director since December 17, 2015. From January 2010 to September 2015, Mr. Sun assumed a couple of positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq, including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on Nasdaq-listed company, from 2007 to 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group, including eight years at the Beijing office of KPMG, where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun currently serves as an independent director and audit committee chair of CAR Inc., a company listed on the Hong Kong Stock Exchange and an independent director and audit committee chair of iQIYI Inc., a Nasdaq-listed company. Mr. Sun received a B.E. in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

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

Mr. Hao Li has served as our director since January 1, 2020. Mr. Li is the founder and chairman of the board of CTG Group, a human resource services provider in China. As a well-regarded business pioneer, Mr. Li founded CTG Group in his early twenties in 2003 and developed the company into an industry giant that has served over 25,000 corporate clients covering 500 cities over the past 16 years. Mr. Li also established Anhui Ensan Charitable Foundation in 2013. Mr Li is also the executive director of World Chinese Merchants Union Association and vice president of Asia Pacific Chinese Entrepreneurial Leaders Association. During the past two decades, Mr. Li has been granted various of awards, including “Most Innovative Chinese Business Leader in Asia Pacific,” “Top 10 Outstanding Figures in China’s HR Industry,” “Top 10 Innovator for China’s New Economy,” etc. Mr. Li received his bachelor’s degree from Beijing Institution of Technology and an E.M.B.A. degree from China Europe International Business School.

Mr. Zhong Bi has served as our chief financial officer since December 28, 2019. Prior to joining us, Mr. Bi was the national head of business finance at HSBC Bank (Singapore). As a veteran in global retail banking and wealth management, Mr. Bi had been working for HSBC for 14 years, serving multiple senior positions, including the head of analytics at HSCB Mexico Retail Banking, the director of global retail products pricing and portfolio management and business development at HSBC USA. Mr. Bi received a B.S. degree from State University of New York and an M.B.A. from Kelley School of Business, Indiana University. Mr. Bi is a U.S. CPA holder.

Mr. Chunjiang Ji has served as our chief risk officer since March 2020. Mr. Ji has also served as the head of online lending risk management of CreditEase since November 2019. Mr. Ji has over 18 years of experiences in risk management and decision science with multiple large financial organizations. Prior to joining us, Mr. Ji served as head of credit card existing customer decision management at Citigroup in New York and Delaware, United States from July 2016 to November 2019. Prior to that, Mr. Ji served as senior vice president, director at various banks in the United States, including Citigroup, JPMorgan Chase and Fleet Boston Bank. Mr. Ji received a bachelor’s degree in Economics from Renmin University of China, and a master’s degree in Economics and Computer Science from Utah State University.

Mr. Jiangxu Xiang has served as our chief technology officer since March 2020. Mr. Xiang has served as the chief technology officer of our parent company, CreditEase, since August 2018. He is a technology veteran with 30 years of experience in software, Internet and Fintech industry. Mr. Xiang was the executive vice president of R&D and managing director of Suning Global Research at Suning Commerce Group, one of the Fortune Global 500 companies, from 2016 to 2018. Before joining Suning, Mr. Xiang was the chief technology officer of Secoo Holding Limited (NASDAQ: SECO), Asia’s largest luxury e-commerce company, from 2014 to 2016. Prior to that, Mr. Xiang was director of Technology Strategy & Technical Advisor to the Chairman of Microsoft Asia Pacific R&D Group, responsible for overall technology strategy and execution from 2010 to 2014. Prior to that, Mr. Xiang held senior technical and management positions at Cisco, CA, Dell and several Silicon Valley start-ups in San Francisco Bay Area. Mr. Xiang obtained a bachelor’s degree in computer science from Wuhan University and a master degree in computer science from University of Pittsburgh.

B.            Compensation

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB10.6 million (US$1.5 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For information regarding the share-based incentive awards that we have granted to our officers and directors, please refer to “—Share Incentive Plan.”

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2015 Share Incentive Plan and 2017 Share Incentive Plan, which allow us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. These two plans are referred to as the 2015 Plan and 2017 Plan, respectively. Pursuant to the 2015 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2015 Plan is 3,939,100 ordinary shares. As of March 31, 2020, 210,300 restricted share units were outstanding under the 2015 Plan. Pursuant to the 2017 Plan, the maximum aggregate number of shares which may be issued is 6,060,900. As of March 31, 2020, 1,599,814 restricted share units were outstanding under the 2017 Plan.

The following table summarizes, as of March 31, 2020, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under our 2015 Plan and 2017 Plan:

Name	Ordinary Shares Underlying Restricted Share Units	Grant Date
Huan Chen	*	July 1, 2016
	*	July 1, 2017
Jingsheng Huang	*	July 1, 2018
	*	July 1, 2019
Sam Hanhui Sun	*	July 1, 2018
	*	July 1, 2019
Chaomei Chen	*	July 1, 2018
	*	July 1, 2019
Other Individuals as a Group	*	July 1, 2016, 2017 and 2018

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

Audit Committee. Our audit committee consists of Sam Hanhui Sun, Chaomei Chen and Hao Li. Sam Hanhui Sun is the chairman of our audit committee. We have determined that Sam Hanhui Sun, Chaomei Chen and Hao Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Sam Hanhui Sun, Chaomei Chen and Hao Li. Sam Hanhui Sun is the chairman of our compensation committee. We have determined that Sam Hanhui Sun, Chaomei Chen and Hao Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Chaomei Chen, Sam Hanhui Sun and Hao Li. Chaomei Chen is the chairman of our nominating and corporate governance committee. Chaomei Chen, Sam Hanhui Sun and Hao Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D.            Employees

As of December 31, 2017, 2018 and 2019, we had a total of 39,907, 30,228 and 31,388 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2019 by function:

	Number of Employees	% of Total
Function
Sales and Marketing	30,182	96.1
Operations	347	1.1
Technology	343	1.1
Risk Management	285	0.9
General and Administrative	119	0.4
Product Development	112	0.4
Total	31,388	100.0

As of December 31, 2019, all of our employees are based in China.

We believe we offer our employees competitive compensation packages and a work environment that encourages initiative and is based on merit, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional employees as we expand our business.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have not made adequate contributions to our employee benefits plans as required by the applicable PRC laws and regulations, including potential late fees or fines. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

We enter into standard labor, confidentiality and non-competition agreements with our employees. The non-competition restricted period typically expires one year after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.            Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 185,613,004 ordinary shares outstanding as of March 31, 2020.

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

Ordinary Shares Beneficially Owned as of March 31, 2020
	Number	%†
Directors and Executive Officers**:
Ning Tang(1)	70,299,932	37.9
Quan Zhou(2)	*	*
Tina Ju(3)	—	—
Huan Chen	*	*
Qing Li	*	*
Jingsheng Huang	*	*
Sam Hanhui Sun	*	*
Chaomei Chen	*	*
Hao Li	—	—
Zhong Bi	—	—
Chunjiang Ji	—	—
Jiangxu Xiang	—	—
All Directors and Executive Officers as a Group	70,570,448	38.0

Principal Shareholders:
CreditEase Holdings (Cayman) Limited(4)	161,981,412	87.3

*                 Less than 1% of our total outstanding shares.

**          Except for Mr. Huan Chen, Mr. Quan Zhou, Ms. Tina Ju, Mr. Qing Li, Mr. Sam Hanhui Sun, Mr. Jingsheng Huang, Ms. Chaomei Chen, and Mr. Hao Li, the business address of our directors and executive officers is 10/F, Building B, Golden Plaza, No. 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Mr. Huan Chen is 27th Floor, Tower A, Winterless Center, No. 1 Xidawang  Lu, Chaoyang District, Beijing, People’s Republic of China. The business address of Mr. Quan Zhou is 6th Floor, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, People’s Republic of China. The business address of Ms. Tina Ju is Level 19, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The business address of Mr. Qing Li is 23 Coniston Ct, Princeton, NJ 08540, USA. The business address of Mr. Sam Hanhui Sun is 3-4-802, 17 Fen-si-ting Avenue, Dongcheng District, Beijing 100009, People’s Republic of China. The business address of Mr. Jingsheng Huang is 816 Sutter Avenue, Palo Alto, CA 94303, USA. The business address of Ms. Chaomei Chen is 338 Spear Street, 31-D, San Francisco, CA 94105, USA. The business address of Mr. Hao Li is Building G2, No. 56 Jianguo Road, Chaoyang District, Beijing, the People’s Republic of China.

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2020. The total number of ordinary shares outstanding as of March 31, 2020 is 185,613,004.

(1)         Mr. Ning Tang does not hold any ordinary share in our company directly. Mr. Tang, through a trust controlled by him, holds all equity interest of a British Virgin Islands company, which in turn owns 37.9% of the total outstanding shares of CreditEase, our parent company, on an as-converted basis.

(2)         Mr. Quan Zhou does not hold any ordinary share in our company directly. Mr. Zhou beneficially owns these shares indirectly through IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P., two shareholders of CreditEase.

(3)         Ms. Tina Ju is a founding and managing partner of KPCB China, which holds certain equity interest in CreditEase through its affiliated funds.

(4)         CreditEase Holdings (Cayman) Limited is incorporated in the Cayman Islands, and its business address is 3/F, Winterless Center Building A, Chaoyang District, Beijing, People’s Republic of China. CreditEase is owned by Mr. Ning Tang, our executive chairman, and a few investors, including IDG, KPCB China and Morgan Stanley Private Equity Asia, through their respective investment vehicles.

As of March 31, 2020, 23,113,058 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 12.5% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The service period under the amended and restated transitional services agreement commenced on December 23, 2015, the closing date of our initial public offering, and will end on the earlier of (i) March 25, 2024, the fifth anniversary of March 25, 2019, and (ii) one year after the control ending date. We may terminate the amended and restated transitional services agreement with respect to either all or part of the services by giving a 90-day prior written notice to CreditEase and paying all fees accrued through the termination and costs actually incurred by CreditEase resulting from the early termination. Upon the control ending date, CreditEase may terminate this agreement with respect to either all or part of the services by giving us a 90-day prior written notice.

Amended and Restated Non-competition Agreement

Our amended and restated non-competition agreement with CreditEase provides for a non-competition period beginning upon March 25, 2019, the date of the amended and restated non-competition agreement between CreditEase and us, and ending on the earliest of (i) the first anniversary of the control ending date, (ii) the date on which the ADSs representing ordinary shares of Yiren Digital cease to be listed on Nasdaq or the New York Stock Exchange (except for temporary suspension of trading of the ADSs); and (ii) March 25, 2034, the fifteenth (15th) anniversary of the completion of March 25, 2019. This agreement can be terminated early by mutual written consent of the parties.

CreditEase agrees not to compete with us during the non-competition period in any of the following business or any business that is of the same nature as the following business, in each case unless as may otherwise be approved in writing by the audit committee of the board of directors of Yiren Digital:

(i)             the operation of online consumer finance marketplace connecting investors and individual borrowers and facilitating unsecured loan products, and provision of related services, as conducted or contemplated to be conducted by the Yiren Digital  Group anywhere in the world;

(ii)          the target business as defined thereunder, including but not limited to online wealth management targeting the mass affluent, unsecured and secured consumer lending, financial leasing, SME lending, and provision of related services, as conducted or contemplated to be conducted by the Yiren Digital  Group anywhere in the world; and

(iii)       other businesses that we and CreditEase may mutually agree from time to time to be part of the business that CreditEase cannot compete with us.

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

Share Subscription Agreement

On March 25, 2019, we entered into a share subscription agreement with CreditEase. Pursuant to the share subscription agreement, CreditEase transferred to our company certain of its businesses, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, SME lending, and other related services or businesses. At the closing of this transaction on July 10, 2019, we issued 61,981,412 ordinary shares to CreditEase and paid CreditEase RMB258.9 million in cash with the remaining cash consideration of RMB2,626.7 million to be paid by installments afterwards with each payment contingent upon the acquired businesses achieving certain pre-agreed performance targets. We had made a total amount of RMB1,410 million of contingency payments to CreditEase before CreditEease waived the remaining RMB1,217 million contingency payments in December 2019.

Transactions with CreditEase Affiliated Entities

Prior to our establishment, our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase, which provided us with origination and servicing, sales and marketing and general and administrative services. Since we completed our carve-out from CreditEase and became a stand-alone company in March 2015, affiliates of CreditEase have continued to provide certain supporting services to us. Expenses of services provided by CreditEase’s affiliates were recorded as service expenses charged by related parties in 2017, 2018 and 2019 based on various agreements that we entered into with relevant affiliates of CreditEase.

As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui Information Consultant (Beijing) Co., Ltd, or Puhui, an entity managing CreditEase’s national service network that used to provide us with offline borrower acquisition and referral services. Our consolidated financial statements for 2019 reflects acquisition of Puhui and our consolidated financial statements for 2017 and 2018 have been recast to retroactively reflect the acquisition of Puhui. Accordingly, the borrower acquisition and referral costs incurred by Puhui in 2017, 2018 and 2019 were not treated as being attributable to CreditEase in our recast consolidated financial statements for 2017 and 2018 or in our consolidated financial statements for 2019.

For purposes of our recast consolidated financial statements for 2017 and 2018, we recorded service expenses of RMB3,995.8 million and RMB2,141.4 million associated with all the services provided by CreditEase, respectively. For the investor acquisition and referral services provided by CreditEase, we recorded service expenses of RMB2,748.6 million and RMB1,065.4 million in 2017 and 2018, respectively. For the system support services provided by CreditEase, we recorded service expenses of RMB804.2 million and RMB657.2 million in 2017 and 2018, respectively. For the collection services provided by CreditEase, we recorded service expenses of RMB96.3 million and RMB327.9 million in 2017 and 2018, respectively.

In 2019, we recorded service expenses of RMB966.5 million (US$138.8 million) associated with all the services provided by CreditEase. For the investor acquisition and referral services provided by CreditEase, we recorded service expenses of RMB464.1 million (US$66.7 million) in 2019. For the system support services provided by CreditEase, we recorded service expenses of RMB179.5 million (US$25.8 million) in 2019. For the collection services provided by CreditEase, we recorded service expenses of RMB296.5 million (US$42.6 million) in 2019.

As of December 31, 2019, we had RMB407.2 million (US$58.5 million) due from Huimin related to the disposal of Huimin with net liabilities.

Huimin disposed of the delinquent loans repurchased from the trusts upon the liquidation of the trusts to Shenzhen Puze Zhongfu Asset Management Co., Ltd, or Puze Zhongfu, and Shenzhen Tengda in the years ended December 31, 2017 and 2018. The total consideration received from these disposals in the years ended December 31, 2017 and 2018 was RMB245.6 million and RMB607.5 million, respectively.

In 2017, Huimin purchased property and equipment from CreditEase Qixiang. The purchase costs of property and equipment amounted to RMB43.4 million.

In 2018, Huimin purchased software from Zhuoyue. The purchase costs of software amounted to RMB12.3 million.

For the years ended December 31, 2017, 2018 and 2019, we provided loans to CreditEase, its subsidiaries and affiliates with amount of RMB1,623.4 million, RMB723.0 million and RMB710.0 million, respectively. RMB160.4 million, RMB3,739.3 million and RMB814.5 million were repaid to us for the years ended December 31, 2017, 2018 and 2019, respectively.

For the years ended December 31, 2017, 2018 and 2019, CreditEase, its subsidiaries and affiliates provided loans to us with amount of RMB5,322.7 million, RMB6,363.5 million and RMB747.7 million, respectively. RMB1,165.5 million, RMB6,784.0 million and RMB108.5 million were repaid by us for the years ended December 31, 2017, 2018 and 2019, respectively.

Business Relationships in relation to Trusts

As part of our strategy to expand our investor base from individual investors to institutional investors, we have established business relationships with trusts, asset backed special plans and funds (collectively referred to as the “assets backed financing entities”, or “ABFEs”) which were administered by third party trust companies, third party asset management companies and Zhehao Asset Management (Shanghai) Co., Ltd, or Zhehao, an affiliate of CreditEase. The ABFEs were set up to invest solely in the loans facilitated on our platform and provide returns to the beneficiaries of the ABFEs through interest payments made by the borrowers. Under the arrangements, we normally invest in all of subordinate tranches and portion of senior tranches. We were designated as the service provider for the ABFEs. Through the transaction fees charged, security funds deposited, and direct investment, we have the right to receive benefits or bear losses from the ABFEs.

In the years ended December 31, 2017 and 2018, Huimin disposed of the delinquent loans repurchased from the trusts upon the liquidation of the trusts to Puze Zhongfu and Shenzhen Tengda, affiliates of CreditEase. The total consideration received from these disposals in the years ended December 31, 2017 and 2018 was RMB245.6 million and RMB607.5 million, respectively. In 2019, we did not establish any new ABFEs. Huimin disposed its beneficiary rights of several trusts to Shenzhen Tengda and CreditEase Qixiang for a total consideration of RMB144.4 million (US$20.7 million) in the year ended December 31, 2019. Since July 2019, Shenzhen Tengda has no longer been a related party of us.

We treat ABFEs as our variable interest entities under U.S. GAAP for the reasons detailed in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation,” and consolidate the financial results of the Consolidated ABFE in our consolidated financial statements in accordance with U.S. GAAP. The majority of ABFE was disposed of during the year ended December 31, 2019.

Contractual Arrangements with Our Consolidated Variable Interest Entities and Their Respective Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among Hengye and Hengyuda, our PRC subsidiaries, Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang, our variable interest entities, and the shareholders of Hengcheng, Yiren Wealth Management, Linyang and Beijing Kechuang. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities.”

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

On November 29, 2016, the Court entered an order consolidating the cases and appointing lead plaintiffs and lead counsel for the consolidated case. On January 27, 2017, the lead plaintiffs filed their first amended complaint. On March 28, 2017, we filed a motion to dismiss the first amended complaint. On July 12, 2017, the United States District Court for the Central District of California dismissed the class action lawsuits and concluded that the plaintiffs’ action, which was not certified as a class action, shall be dismissed with prejudice. For risks and uncertainties relating to the future cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We were previously subject to two shareholder class action lawsuits that were subsequently dismissed. However, we cannot assure you that we will not be subject to other shareholder class action lawsuits in the future.”

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

On July 29, 2017, our board of directors approved a semi-annual dividend policy. Under this policy, semi-annual dividends were set at an amount equivalent to approximately 15% of our anticipated net income after tax in each half year commencing from the second half of 2017. The determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors that the board may deem appropriate. On July 29, 2017, our board of directors also approved a special cash dividend of US$0.75 per ordinary share of our company (or US$1.50 per ADS), which was already paid on October 16, 2017 to holders of our company’s ordinary shares of record as of the close of business on September 29, 2017. On March 11, 2018, our board of directors approved another special cash dividend of US$0.14 per ordinary share of our company (or US$0.28 per ADS), which was paid on May 15, 2018 to holders of our company’s ordinary shares of record as of the close of business on April 30, 2018. In August 2018, our board of directors decided to temporarily suspend the semi-annual dividend policy in consideration of a challenging market environment with business uncertainties.

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2020 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

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

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, and confirmation on whether shares held by each member carries voting rights under our articles of association, and if so, whether such voting rights are conditional;

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82 and amended in December 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to Circular 82, the SAT issued a bulletin, known as the Bulletin 45, which took effect in September 2011 and amended in 2015, 2016 and 2018, respectively, to provide more guidance on the implementation of Circular 82. Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. Although Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in Circular 82 and Bulletin 45 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

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

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that Yiren Digital Ltd. meets all of the conditions above. Yiren Digital Ltd. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

However, if the PRC tax authorities determine that Yiren Digital Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be subject to the special tax adjustments conducted by the PRC tax authority and be further required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Yiren Digital Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Yiren Digital Ltd. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Yiren Digital Ltd., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Circular 7, or to establish that we should not be taxed under these circulars. See “3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of the average quarterly fair market value) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat Hengcheng and Yiren Wealth Management as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of Hengcheng and Yiren Wealth Management for United States federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC for the current taxable year or in the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets or the value of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to expend significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase. It is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being a PFIC for the taxable year ended December 31, 2019 or becoming a PFIC for the current or one or more future taxable years.

In addition, if we were treated as not owning Hengcheng and Yiren Wealth Management for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

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

If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should be noted that only the ADSs and not the ordinary shares are listed on the NYSE. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC. If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our reporting currency was the U.S. dollar prior to April 1, 2016. In our consolidated financial statements prepared before April 1, 2016, our financial information that used RMB as the functional currency had been translated into U.S. dollars. Effective from April 1, 2016, we changed our reporting currency from the U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of a loss of RMB18.0 million, a gain of RMB7.7 million and a gain of RMB1.6 million (US$0.2 million) in 2017, 2018 and 2019, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time. For the year ended December 31, 2019, we did not receive any reimbursement from the depositary.

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

For the period from December 17, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2019, we used US$5,488,647 in the net proceeds from our initial public offering for repurchasing ADSs from the open market.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Designing and implementing an effective financial reporting system is a continuous effort that requires us to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligation.

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

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

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

Item 16B.      Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2015. We have posted a copy of our code of business conduct and ethics on our website at http://yirendai.investorroom.com.

Item 16C.      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	2018	2019
	RMB	RMB
	(in thousands)
Audit fees(1)	8,710	28,200
Tax fees(2)	140	350

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In June 2018, our board of directors approved a share repurchase program, whereby we are authorized to repurchase up to US$20 million of our ordinary shares in the form of ADSs. The share repurchase program was publicly announced on June 11, 2018. The table below sets forth a summary of the ADSs repurchased by us in 2019.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan (US$)
March 2019	60,000	13.5106	60,000	19,152,435
April 2019	191,900	14.7085	191,900	16,329,879
May 2019	114,786	15.8428	114,786	14,511,353
Total	366,686	14.8675	366,686	14,511,353

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. As of March 31, 2020, CreditEase held more than 50% of our total voting power. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors.

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

Item 18.         Financial Statements

The consolidated financial statements of Yiren Digital Ltd., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

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

2.4*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.2

2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-219404), filed with the Securities and Exchange Commission on July 21, 2017)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.4

Form of Director Agreement between the Registrant and its independent directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.5

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.6

Master Transaction Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated November 9, 2015 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.7

Amended and Restated Transitional Services Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated March 25, 2019 (incorporated herein by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

4.8

Amended and Restated Non-Competition Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated March 25, 2019 (incorporated herein by reference to Exhibit 4.8 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

Exhibit Number	Description of Document

4.9

Amended and Restated Cooperation Framework Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated March 25, 2019 (incorporated herein by reference to Exhibit 4.9 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

4.10

Amended and Restated Intellectual Property License Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated March 25, 2019 (incorporated herein by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

4.11*	Amended and Restated Loan Agreements, dated August 29, 2019, between Hengye and the shareholders of Hengcheng

4.12*	Amended and Restated Equity Interest Pledge Agreements, dated August 29, 2019, among Hengye, Hengcheng and the shareholders of Hengcheng

4.13*	Powers of Attorney granted to Hengye by the shareholders of Hengcheng, dated August 29, 2019

4.14*	Amended and Restated Exclusive Business Cooperation Agreement, dated August 29, 2019, between Hengye and Hengcheng

4.15*	Amended and Restated Exclusive Option Agreements, dated August 29, 2019, among Hengye, Hengcheng and the shareholders of Hengcheng

4.16*	Loan Agreement and Amended and Restated Loan Agreements, dated December 19, 2019, between Hengyuda and the shareholders of Yiren Wealth Management

4.17*

Equity Interest Pledge Agreement and Amended and Restated Equity Interest Pledge Agreements, dated December 19, 2019, among Hengyuda, Yiren Wealth Management and the shareholders of Yiren Wealth Management

4.18*	Powers of Attorney granted to Hengyuda by the shareholders of Yiren Wealth Management, dated December 19, 2019

4.19

Exclusive Business Cooperation Agreement between Hengyuda and Yiren Wealth Management dated October 13, 2016 (incorporated herein by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 24, 2017)

4.20*	Exclusive Option Agreement and Amended and Restated Exclusive Option Agreements, dated December 19, 2019, among Hengyuda, Yiren Wealth Management and the shareholders of Yiren Wealth Management

4.21*	Loan Agreements, dated December 4, 2019, between Hengye and the shareholders of Linyang

4.22*	Equity Interest Pledge Agreements, dated December 4, 2019, among Hengye, Linyang and the shareholders of Linyang

4.23*	Powers of Attorney granted to Hengye by the shareholders of Linyang, dated December 4, 2019

4.24*	Exclusive Business Cooperation Agreement, dated December 4, 2019, between Hengye and Linyang

4.25*	Exclusive Option Agreements, dated December 4, 2019, among Hengye, Linyang and the shareholders of Linyang

4.26*	Loan Agreements, dated January 10, 2020, between Hengyuda and the shareholders of Beijing Kechuang

Exhibit Number	Description of Document

4.27*	Equity Interest Pledge Agreements, dated January 10, 2020, among Hengyuda, Beijing Kechuang and the shareholders of Beijing Kechuang

4.28*	Powers of Attorney granted to Hengyuda by the shareholders of Beijing Kechuang, dated January 10, 2020

4.29*	Exclusive Business Cooperation Agreement, dated January 10, 2020, between Hengyuda and Beijing Kechuang

4.30*	Exclusive Option Agreements, dated January 10, 2020, among Hengyuda, Beijing Kechuang and the shareholders of Beijing Kechuang

4.31

Share Subscription Agreement between the Registrant and CreditEase Holdings (Cayman) Limited dated March 25, 2019 (incorporated herein by reference to Exhibit 4.34 to the Registrant ‘s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

4.32

Amendment to the Share Subscription Agreement between CreditEase and Yirendai Ltd. dated July 10, 2019 (incorporated herein by reference to Exhibit 99.2 to CreditEase’s Schedule 13D filed with the Securities and Exchange Commission on July 16, 2019)

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

Yiren Digital Ltd.

	By:	/s/ Ning Tang
		Name:	Ning Tang
		Title:	Executive Chairman of the Board of
Directors and Chief Executive Officer

Date: May 15, 2020

YIREN DIGITAL LTD.

YIREN DIGITAL LTD.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Yiren Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yiren Digital Ltd., formerly known as Yirendai Ltd., and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive (loss)/income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes and schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Adoption of Accounting Standards Updates

As discussed in Note 2, effective January 1, 2018, the Company changed its method for recognizing revenue as a result of the modified retrospective adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

As discussed in Note 2, effective January 1, 2019, the Company changed its method of accounting for leases as a result of the adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842).

Convenience translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts as of and for the year ended December 31, 2019, and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Other matters

As discussed in Note 1 to the financial statements, the Company acquired several entities under common control during the year ended December 31, 2019. The acquisitions have been accounted for in a manner akin to a pooling-of-interest. The Company’s financial statements have been recast retrospectively to reflect the acquisitions of these entities for all the periods presented.

As discussed in Note 18 to the financial statements, subsequent to the date of the financial statements, the Company experienced significant disruption to its operations resulting from the outbreak of COVID-19 epidemic and has taken various measures to counter such disruption. Our opinion is not modified with respect to this matter.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 15, 2020

We have served as the Company’s auditor since 2015.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Yiren Digital Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Yiren Digital Ltd., formerly known as Yirendai Ltd., and its subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated May 15, 2020 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the Company’s adoption of new accounting standards and convenience translation of Renminbi amounts into United States dollar amounts.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China
May 15, 2020

YIREN DIGITAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31, 2018(i)	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Assets including amounts of the consolidated assets backed financing entities (“ABFE”) (Note 2):
Cash and cash equivalents	2,606,939	3,198,086	459,376
Restricted cash	427,546	71,056	10,207
Accounts receivable (net of allowance of nil and RMB2,461 as of December 31, 2018 and 2019, respectively)	40,326	3,398	488
Contract assets, net (net of allowance of RMB992,049 and RMB1,515,627 as of December 31, 2018 and 2019, respectively)	3,909,263	2,398,685	344,550
Contract cost	145,460	160,003	22,983
Prepaid expenses and other assets	2,552,319	1,333,221	191,505
Loans at fair value	1,375,221	418,492	60,113
Financing receivables (net of allowance of nil and nil as of December 31, 2018 and 2019, respectively)	—	29,612	4,254
Amounts due from related parties	1,361,805	988,853	142,039
Held-to-maturity investments	329,597	6,627	952
Available-for-sale investments	835,565	460,991	66,217
Other long-term investments	217,636	—	—
Property, equipment and software, net	266,002	195,855	28,133
Deferred tax assets	184,136	45,407	6,522
Right-of-use assets	—	334,134	47,995

Total assets	14,251,815	9,644,420	1,385,334
Liabilities including amounts of the consolidated variable interest entities (the “VIEs”) and the consolidated ABFE without recourse to the Company (Note 2):
Accounts payable	307,046	43,583	6,260
Amounts due to related parties	8,276,459	106,645	15,319
Liabilities from quality assurance program and guarantee	9,950	4,397	632
Deferred revenue	569,469	358,203	51,453
Payable to investors at fair value	626,207	—	—
Accrued expenses and other liabilities	2,193,576	2,338,745	335,940
Refund liabilities	2,145,748	1,801,535	258,774
Deferred tax liabilities	486,773	218,888	31,441
Lease liabilities	—	282,334	40,555

Total liabilities	14,615,228	5,154,330	740,374

Commitments and Contingencies (Note 17)

Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 123,132,842 and 186,332,444 shares issued as of December 31, 2018 and 2019, respectively; 123,128,842 and 185,595,072 shares outstanding as of December 31, 2018 and 2019, respectively)	77	121	17
Treasury stock (4,000 and 737,372 shares as of December 31, 2018 and 2019, respectively)	(254)	(37,097)	(5,329)
Additional paid-in capital	1,293,968	5,038,691	723,763
Accumulated other comprehensive income	16,390	21,855	3,139
Accumulated deficit	(1,673,594)	(533,480)	(76,630)

Total (deficit)/equity	(363,413)	4,490,090	644,960

Total liabilities and equity	14,251,815	9,644,420	1,385,334

(i)                                     Retrospectively adjusted to reflect the acquisitions under common control, as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2017(i)	2018(i)	2019	2019
	RMB	RMB	RMB	US$
Net revenue	11,534,808	11,244,114	8,616,784	1,237,724

Operating costs and expenses:
Sales and marketing	(9,004,959)	(6,658,270)	(4,457,353)	(640,259)
Origination and servicing	(1,242,928)	(1,061,289)	(665,083)	(95,533)
General and administrative	(1,323,608)	(1,336,247)	(731,806)	(105,117)
Provision for contingent liability	(43,049)	(419,581)	(9,462)	(1,359)
Allowance for contract assets and receivables	—	(992,581)	(1,625,051)	(233,424)

Total operating costs and expenses	(11,614,544)	(10,467,968)	(7,488,755)	(1,075,692)

Interest income, net	115,060	73,917	73,367	10,538
Fair value adjustments related to the consolidated ABFE	(86,372)	243,122	3,866	555
Gain on disposal of loan receivables and other beneficial rights	271,125	663,884	159,392	22,895
Other (expenses)/income, net	(32,001)	26,323	32,365	4,649

Total other income, net	267,812	1,007,246	268,990	38,637

Income before provision for income taxes	188,076	1,783,392	1,397,019	200,669
Income taxes expenses	(381,210)	(194,287)	(239,228)	(34,363)
Share of results of equity investees	5,060	(9,295)	(2,180)	(313)

Net (loss)/income	(188,074)	1,579,810	1,155,611	165,993

Basic net (loss)/income per share	(1.0309)	8.5754	6.2391	0.8962

Weighted average number of ordinary shares outstanding, basic	182,438,985	184,225,643	185,219,586	185,219,586

Diluted net (loss)/income per share	(1.0309)	8.4813	6.1951	0.8899

Weighted average number of ordinary shares outstanding, diluted	182,438,985	186,270,515	186,535,464	186,535,464

(i)                                     Retrospectively adjusted to reflect the acquisitions under common control, as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2017(i)	2018(i)	2019	2019
	RMB	RMB	RMB	US$
Net (loss)/income	(188,074)	1,579,810	1,155,611	165,993

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment	(17,979)	7,737	1,626	234
Unrealized (losses)/gains on available-for-sale investments	(411)	(2,414)	3,839	551

Comprehensive (loss)/income	(206,464)	1,585,133	1,161,076	166,778

(i)                                     Retrospectively adjusted to reflect the acquisitions under common control, as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares			Treasury stock		Additional	Accumulated other
	Issued shares	Outstanding shares	Amount	Shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Total (deficit)/equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016(i)	119,512,300	119,512,300	75	—	—	933,272	29,457	(8,166,404)	(7,203,600)
Share-based awards provided to employees	1,065,734	1,065,734	1	—	—	125,568	—	—	125,569
Share-based awards provided to employees of consolidated group of CreditEase	765,390	765,390	—	—	—	65,014	—	(65,014)	—
Dividends to shareholders	—	—	—	—	—	—	—	(605,238)	(605,238)
Foreign currency translation adjustment	—	—	—	—	—	—	(17,979)	—	(17,979)
Unrealized losses on available-for-sale investments	—	—	—	—	—	—	(411)	—	(411)
Net loss	—	—	—	—	—	—	—	(188,074)	(188,074)

Balance as of December 31, 2017(i)	121,343,424	121,343,424	76	—	—	1,123,854	11,067	(9,024,730)	(7,889,733)
Cumulative effect of changes in accounting standards related to revenue recognition	—	—	—	—	—	—	—	5,928,069	5,928,069
Share-based awards provided to employees	1,130,708	1,130,708	1	—	—	119,997	—	—	119,998
Share-based awards provided to employees of consolidated group of CreditEase	658,710	658,710	—	—	—	50,117	—	(50,117)	—
Dividends to shareholders	—	—	—	—	—	—	—	(106,626)	(106,626)
Repurchase of ordinary shares	—	(4,000)	—	4,000	(254)	—	—	—	(254)
Foreign currency translation adjustment	—	—	—	—	—	—	7,737	—	7,737
Unrealized losses on available-for-sale investments	—	—	—	—	—	—	(2,414)	—	(2,414)
Net income	—	—	—	—	—	—	—	1,579,810	1,579,810

Balance as of December 31, 2018(i)	123,132,842	123,128,842	77	4,000	(254)	1,293,968	16,390	(1,673,594)	(363,413)
Acquisition under common control (Note 1)	61,981,412	61,981,412	43	—	—	2,521,491	—	—	2,521,534
Contribution from CreditEase (Note 1)	—	—	—	—	—	1,216,734	—	—	1,216,734
Disposal under common control (Note 1)	—	—	—	—	—	(54,706)	—	—	(54,706)
Purchase of non-controlling interest	—	—	—	—	—	1,767	—	—	1,767
Share-based awards provided to employees	803,880	803,880	1	—	—	43,940	—	—	43,941
Share-based awards provided to employees of consolidated group of CreditEase	414,310	414,310	—	—	—	15,497	—	(15,497)	—
Repurchase of ordinary shares	—	(733,372)	—	733,372	(36,843)	—	—	—	(36,843)
Foreign currency translation adjustments	—	—	—	—	—	—	1,626	—	1,626
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	3,839	—	3,839
Net income	—	—	—	—	—	—	—	1,155,611	1,155,611

Balance as of December 31, 2019	186,332,444	185,595,072	121	737,372	(37,097)	5,038,691	21,855	(533,480)	4,490,090

(i)                    Retrospectively adjusted to reflect the acquisitions under common control, as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2017(i)	2018(i)	2019	2019
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net (loss)/income	(188,074)	1,579,810	1,155,611	165,993
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Depreciation and amortization	140,923	147,992	125,850	18,077
Amortization of right-of-use assets	—	—	268,758	38,606
Disposal of property, equipment and software	3,295	(36,332)	4,266	613
Share of results of equity investees	(5,060)	9,295	2,180	313
Fair value adjustments related to the consolidated ABFE	86,372	(243,122)	(3,866)	(555)
Share-based compensation	125,569	119,998	43,941	6,312
Provision for contingent liability	43,049	419,581	9,462	1,359
Allowance for contract assets and receivables	—	992,581	1,625,051	233,424
Gain on disposal of loan receivables and other beneficial rights	(271,125)	(663,884)	(159,392)	(22,895)
Gain recognized on remeasurement of previously held equity interest in the acquiree as of its acquisition date fair value	—	—	(4,534)	(651)
Changes in operating assets and liabilities
Accounts receivable	(12,259)	3,038	(1,828)	(263)
Contract assets	—	(2,067,058)	(112,444)	(16,152)
Contract cost	—	(76,368)	(14,542)	(2,089)
Prepaid expenses and other assets	(437,567)	105,149	(164,276)	(23,597)
Change in the consolidated ABFE related assets/liabilities	35,705	198,766	(197,544)	(28,376)
Financing receivables	—	—	3,088	444
Amounts due from/to related parties	429,644	(369,174)	(1,548,225)	(222,389)
Deferred tax assets/liabilities	(353,410)	669,763	(131,718)	(18,920)
Accounts payable	33,947	232,838	6,609	949
Liabilities from quality assurance program and guarantee	1,279,899	(3,203,579)	(15,015)	(2,157)
Deferred revenue	(736,933)	(253,537)	(135,865)	(19,516)
Accrued expenses and other liabilities	10,097	(997,334)	130,669	18,769
Refund liabilities	—	(527,517)	(344,213)	(49,443)
Lease liabilities	—	—	(267,855)	(38,475)

Net cash provided by/(used in) operating activities	184,072	(3,959,094)	274,168	39,381

Cash Flows from Investing Activities:
Purchase of property, equipment and software	(217,956)	(140,729)	(48,005)	(6,895)
Disposal of property, equipment and software	38,197	646	78	11
Purchase of held-to-maturity investments	(943,212)	(612,501)	—	—
Redemption of held-to-maturity investments	1,039,127	306,998	322,970	46,392
Purchase of available-for-sale investments	(2,991,487)	(1,270,341)	(653,150)	(93,819)
Proceeds from disposal of available-for-sale investments	3,181,763	1,398,500	1,050,443	150,887
Acquisition of subsidiaries, net of cash acquired of nil, nil and RMB23,871 for the years ended December 31, 2017, 2018 and 2019, respectively	—	—	(4,929)	(708)
Prepayment of investments	—	—	(373,032)	(53,583)
Return of prepayment of investments	—	—	368,182	52,886
Acquisition of subsidiaries under common control	—	—	(258,895)	(37,188)
Disposal of subsidiaries under common control, net of cash disposed of nil, nil and RMB306,555 for the years ended December 31, 2017, 2018 and 2019, respectively	—	—	18,445	2,649
Purchase of other long-term investments	(24,500)	(10,000)	—	—
Proceeds from disposal of other long-term investments	—	—	189,546	27,227
Investment in loans at fair value	(937,891)	(1,149,731)	—	—
Collection of principal of loans at fair value	921,064	1,226,602	593,350	85,229
Disposal of financing receivables	—	—	117	17
Proceeds from disposal of loan receivables and other beneficial rights	231,046	703,963	144,389	20,740
Loan to related parties	(1,623,393)	(722,953)	(710,000)	(101,985)
Collection of principal of loans to related parties	160,405	3,739,265	814,500	116,996
Loans to third parties	—	(277,000)	(484,100)	(69,537)
Collection of principal of loans to third parties	—	104,929	140,092	20,123

Net cash (used in)/provided by investing activities	(1,166,837)	3,297,648	1,110,001	159,442

Cash Flows from Financing Activities:
Cash contribution from owner	10,000	120,000	—	—
Proceeds from issuances of the consolidated ABFE	423,230	—	—	—
Principal payments to the consolidated ABFE	(1,392,443)	(553,002)	(121,296)	(17,423)
Dividends paid to shareholders	(605,238)	(106,626)	—	—
Proceeds from transfer of beneficiary rights under repurchase agreement	50,000	—	—	—
Principal payments to financial assets sold under repurchase agreement	—	(20,000)	(30,000)	(4,309)
Loans from related parties	5,322,686	6,363,462	747,737	107,406
Principal payments of loans from related parties	(1,165,540)	(6,784,021)	(108,487)	(15,583)
Loan from a third party	—	324,000	—	—
Principal payments of loan to a third party	—	(131,581)	(173,829)	(24,969)
Repurchase of ordinary shares	—	(254)	(36,843)	(5,292)
Purchase of non-controlling interest	—	—	(16,987)	(2,440)
Payment of contingent consideration	—	—	(1,410,000)	(202,534)

Net cash provided by/(used in) financing activities	2,642,695	(788,022)	(1,149,705)	(165,144)

Effect of foreign exchange rate changes	(16,109)	3,631	193	28

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,643,821	(1,445,837)	234,657	33,707
Cash, cash equivalents and restricted cash, beginning of year	2,836,501	4,480,322	3,034,485	435,876

Cash, cash equivalents and restricted cash, end of year	4,480,322	3,034,485	3,269,142	469,583
Supplemental disclosures of cash flow information:
Cash paid for income taxes	302,188	334,096	178,112	25,584
Cash paid for interest	—	15,388	11,419	1,640
Forgiveness of amount due from/(due to) related parties, and other receivable from a third party in relation to the acquisition under common control	—	—	5,147,163	739,344
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	2,222,785	2,606,939	3,198,086	459,376
Restricted cash	2,257,537	427,546	71,056	10,207
Total cash, cash equivalents, and restricted cash	4,480,322	3,034,485	3,269,142	469,583

(i)                    Retrospectively adjusted to reflect the acquisitions under common control, as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.                     ORGANIZATION AND PRINCIPAL ACTIVITIES

Yiren Digital Ltd. (the “Company” or “Yiren Digital” or the “Parent Company”), formerly known as Yirendai Ltd., was incorporated under the laws of the Cayman Islands in September 2014 by CreditEase Holdings (Cayman) Limited (“CreditEase”). CreditEase is engaged in providing services for online marketplace connecting borrowers and investors as well as wealth management services in the People’s Republic of China (the “PRC”) through its subsidiaries and the consolidated VIEs and the consolidated VIEs’ subsidiaries. The Company, its subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries (collectively referred to as the “Group”) provide services for online marketplace connecting borrowers and investors in the PRC.

The Company’s business is mainly carried out through two PRC operation entities, Heng Cheng Technology Development (Beijing) Co., Ltd. (“Hengcheng”) and Yiren Financial Information Services (Beijing) Co., Ltd. (“Yiren Wealth Management”), which were incorporated in the PRC in September 2014 and October 2016, respectively. As the PRC laws and regulations prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required, the Company, via its wholly-owned subsidiaries in the PRC, Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd. (“Hengye”) and Chongqing Heng Yu Da Technology Co., Ltd. (“Hengyuda”), entered into a series of agreements with Hengcheng and Yiren Wealth Management and their shareholders. Consequently, Hengye and Hengyuda became the primary beneficiary of Hengcheng and Yiren Wealth Management, respectively and consolidates Hengcheng and Yiren Wealth Management (see VIE arrangements in Note 2). In August 2017, the Group further established another wholly-owned subsidiary, Yiren Information Consulting (Beijing) Co., Ltd. (“Yiren Information”), which engages in providing borrower acquisitions and referral services to institutional funding providers.

Starting from 2015, the Group began to expand its investor base from individual investors to institutional investors, who invest in the loans from the Group’s platform through a series of arrangements among assets backed financial entities. The Group consolidated such assets backed financial entities if the Group is considered as their primary beneficiary. Refer to Note 2 for further details.

Acquisitions of subsidiaries under common control

On March 25, 2019, CreditEase entered into definitive agreements, which contemplated the separation and transfer of its online wealth management targeting the mass affluent investors, unsecured and secured consumer lending and other related services or businesses to Yiren Digital. As of March 31, 2019, the business of unsecured and secured consumer lending, operated by CreditEase Puhui Information Consultant (Beijing) Co., Ltd. (“Puhui”), CreditEase Huimin Investment Management (Beijing) Co., Ltd. (“Huimin”) and its subsidiaries, as well as the Zhiwang wealth management business operated by CreditEase Zhuoyue Wealth Investment Management (Beijing) Co., Ltd. (“Zhuoyue”)  (collectively referred to as the “Acquired Businesses”) have been transferred to Yiren Digital for an aggregated consideration comprising of RMB233 million in cash, RMB2,627 million in contingent consideration and 61,981,412 shares of the Company. As part of the transaction, the related parties’ receivables and payables from/to the Acquired Businesses, and Tianda Xinan (Beijing) Guarantee Co., Ltd. (“Tianda Xinan”)’s payable to the Acquired Businesses were transferred to Zhuoyue. Zhuoyue subsequently unconditionally waived a net receivables amounting to RMB5,147 million from the Acquired Businesses. In May 2019, Yiren Digital also acquired Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. (“Dekai Yichuang”, a consolidated VIE of CreditEase) and its subsidiaries from CreditEase for a consideration of RMB29 million. Cash consideration of RMB230 million and RMB29 million were paid in March and May, respectively, for the aforementioned acquisitions.

At the closing of the business transactions with CreditEase on July 11, 2019, Yiren Digital issued a total of 61,981,412 ordinary shares with a total fair value of RMB2,754 million. The contingent consideration is to be paid by monthly installments in an 18-month period after the closing with each payment contingent upon the Acquired Businesses achieving certain pre-agreed performance targets which are based on the total monthly loan volume facilitated by Puhui. The Group made contingent payments to CreditEase amounting to RMB1,410 million until November 2019 as the pre-agreed performance targets were met. In December 2019, CreditEase waived the remaining contingent liabilities, amounting to RMB1,217 million, which was accounted for as a contribution from CreditEase.

As the Company and the acquired entities were under common control of CreditEase for all the periods presented, the above acquisitions have been accounted for in a manner akin to a pooling-of-interests as if the Company had owned the acquired entities from the time they were incorporated. Accordingly, the Company retrospectively adjusted its consolidated financial statements to include the transferred net assets of the acquired entities and any related operations for all periods presented. Any difference between the net book value of the acquirees and the amounts paid by the Company has been accounted for as a capital contribution in the consolidated statements of changes in equity.

YIREN DIGITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.                   ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

Disposal of subsidiaries under common control

On November 30, 2019, Hengcheng, one of the VIEs of the Group, acquired Huimin’s services for connecting borrowers and investors. Subsequently, the Group sold Huimin to Puxin Hengye Technology Development (Beijing) Co., Ltd.(“Puxin”), a subsidiary of CreditEase, for an aggregated consideration of RMB47 million. The difference between the consideration and the carrying value of the net assets, amounting to RMB55 million was recorded in additional paid-in capital. The disposal of Huimin under common control was not retrospectively reflected in the consolidated financial statements.

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

As of December 31, 2019, the Company’s principal subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries

Yiren Digital Hong Kong Limited (“Yiren Digital HK”)	October 8, 2014	Hong Kong	100%	Investment holding

Hengye	January 8, 2015	PRC	100%	Provision of consultancy information technology support

Hengyuda	March 21, 2016	PRC	100%	Provision of services relating to IT, system maintenance and customer support

Yiren Information	August 10, 2017	PRC	100%	Provision of borrower acquisition and referral services to institutional funding providers

Puhui	March 3, 2011	PRC	100%	Provision of borrower acquisition and borrowers related customer maintenance services

Variable interest entities

Hengcheng	September 15, 2014	PRC		Services for online marketplace connecting borrowers and investors

Yiren Wealth Management	October 13, 2016	PRC		Wealth management consulting service

Tianjin Linyang Information Technology Co., Ltd. (“Linyang”)	July 26, 2019	PRC		Investment holding

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of presentation

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and the consolidated VIEs and the consolidated VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

VIEs

The VIE arrangements

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting borrowers and investors), is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in internet-based businesses (except E-Commerce) and any such foreign investor must have experience in providing internet-based businesses services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011 and 2015, respectively, and other applicable laws and regulations. The Company is a Cayman Islands company and Hengye and Hengyuda (its PRC subsidiaries) are considered foreign invested enterprises. To comply with these regulations, the Company conducts the majority of its activities in the PRC through Hengcheng and Yiren Wealth Management (its consolidated VIEs). In March 2019, Hengye obtained control over Huimin and Puhui through VIE contractual arrangements, and in November 2019, Hengye disposed Huimin to Puxin and trasnsferred Puhui to Yiren Information as its wholly owned subsidiary.

The VIEs hold the requisite licenses and permits necessary to conduct the Company’s online marketplace business connecting borrowers and investors. Hengye and Hengyuda (collectively, the “Foreign Owned Subsidiaries” or “FOS”) have entered into the following contractual arrangements with Hengcheng, and Yiren Wealth Management, that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ assets, liabilities, results of operations, and cash flows in the consolidated financial statements.

Name of FOS	Name of VIEs
Hengye	Hengcheng
Hengye	Huimin(disposed to Puxin on November 30, 2019)
Hengye	Puhui(transferred to Yiren Information on December 3, 2019)
Hengye	Linyang (established on July 26, 2019)
Hengyuda	Yiren Wealth Management

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

The VIE arrangements — continued

In concluding that the Company is the primary beneficiary of the VIEs, the Company believes that the FOS’s rights under the terms of the exclusive option agreements provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreements are valid, binding and enforceable under the PRC laws and regulations currently in effect. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the FOS’s rights under the exclusive option agreements, for which consent of the shareholders of the VIEs is not required. The FOS’s rights under the exclusive option agreements give the Company the power to control the shareholders of the VIEs and thus the power to direct the activities that most significantly impact the VIEs’ economic performance. In addition, the FOS’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew service agreements and pay service fees to the Company. The exclusive business cooperation agreements will be terminated upon the expiration of the operation term of either party if the application for renewal of its operation term is not approved by the relevant government authorities. As a result, the Company believes that it has the rights to receive substantially all of the economic benefits from the VIEs.

•    Agreements that provide the FOS effective control over the VIEs

Power of Attorney The shareholders of the VIEs have executed an irrevocable power of attorney in favor of the FOS, or entity or individual designated by the FOS. Pursuant to this powers of attorney, the FOS or their designees have full power and authority to exercise all of such shareholder’s rights with respect to his equity interest in the VIEs. The power of attorney will remain in force for so long as the shareholder remains a shareholder of the VIEs.

Exclusive Option Agreements The VIEs and their shareholders have also entered into exclusive option agreements with the FOS. Pursuant to this agreements, the shareholders of the VIEs have granted an exclusive option to the FOS or their designees to purchase all or part of such shareholders’ equity interest, at a purchase price equal to the higher of the amount of loan extended by the FOS to each shareholder of the VIEs under the respective loan agreements or the minimum price required by the PRC law at the time of such purchase.

Equity Interest Pledge Agreements The shareholders of the VIEs have also entered into equity pledge agreements with the FOS, pursuant to which each shareholder pledged his/her interest in the VIEs to guarantee the performance of obligations of the VIEs and their shareholders under the exclusive business cooperation agreements, loan agreements, exclusive option agreements and power of attorney. The Company is in the process to register some of the equity pledge with the competent government authorities.

•                  Agreements that transfer economic benefits to the FOS

Exclusive Business Cooperation Agreements The FOS have entered into exclusive business cooperation agreements with the VIEs. Pursuant to this exclusive business cooperation agreements, the FOS provide comprehensive technical support, consulting services and other services to the VIEs in exchange for service fees. The FOS have the sole discretion to determine the amounts of the service fees.

During the term of exclusive business cooperation agreements, both the FOS and the VIEs shall renew their operation terms prior to the expiration thereof so as to enable the exclusive business cooperation agreements to remain effective. The exclusive business cooperation agreements shall be terminated upon the expiration of the operation term of either the FOS or the VIEs, if the application for renewal of their operation terms is not approved by relevant government authorities. In addition, the shareholders of the VIEs have granted an irrevocable and exclusive option to the FOS to purchase any or all of the assets and businesses of the VIEs at the lowest price permitted under the PRC law.

The agreements may be terminated only at the option of the FOS and the VIEs have no authority to terminate the exclusive business cooperation agreements.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

The VIE arrangements — continued

•                  Agreements that provide the FOS with the option to purchase the equity interest in the VIEs

Loan Agreements Under the loan agreements between the FOS and each of the shareholders of the respective VIEs, the FOS made interest-free loans to the shareholders for the exclusive purpose of the initial capitalization and the subsequent financial needs of the VIEs. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in the VIEs to the FOS or its designated representatives pursuant to the exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to the FOS. The loans must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in the VIEs and the FOS elected to exercise their exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with the VIEs and their current shareholders are in compliance with the PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

•                  Revoke the business and operating licenses of the FOS and the VIEs;

•                  Discontinue or restrict the operations of any related-party transactions among the FOS and the VIEs;

•                  Impose fines or other requirements on the FOS and the VIEs;

•                  Require the Company or the FOS and the VIEs to revise the relevant ownership structure or restructure operations;

•                  Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in the PRC;

•                  Shut down the Company’s servers or block the Company’s online platform;

•                  Discontinue or place restrictions or onerous conditions on the Company’s operations; and/or

•                  Require the Company to undergo a costly and disruptive restructuring.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their shareholders, and it may lose the ability to receive economic benefits from the VIEs.

The interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, the shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in its capacity as beneficial owners and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs should they act to the detriment of the Company. The Company relies on certain current shareholders of the VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Risks in relation to the VIE structure — continued

The following financial statement amounts and balances of the consolidated VIEs and the consolidated VIEs’ subsidiaries were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Assets
Cash and cash equivalents	1,678,633	1,331,668	191,282
Restricted cash	1,248	—	—
Accounts receivable	32,065	2,130	306
Contract assets, net	3,870,362	2,191,277	314,757
Contract cost	144,612	61,528	8,838
Prepaid expenses and other assets	2,382,539	897,187	128,873
Financing receivables	—	29,612	4,254
Amounts due from related parties	1,361,805	700,186	100,575
Available-for-sale investments	553,100	333,900	47,962
Other long-term investments	217,636	—	—
Property, equipment and software, net	180,043	11,496	1,651
Deferred tax assets	182,257	29,829	4,285
Right-of-use assets	—	16,454	2,363

Total assets	10,604,300	5,605,267	805,146

Liabilities
Accounts payable	305,611	39,019	5,605
Amounts due to related parties	8,059,698	35,708	5,129
Deferred revenue	569,469	349,677	50,228
Accrued expenses and other liabilities	1,856,802	1,390,341	199,710
Refund liabilities	2,145,748	1,681,906	241,591
Deferred tax liabilities	481,783	209,747	30,128
Lease liabilities	—	15,734	2,260

Total liabilities	13,419,111	3,722,132	534,651

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Net revenue	11,406,436	11,121,168	8,303,900	1,192,781
Net income	809,363	2,069,678	1,503,455	215,958

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Net cash provided by/(used in) operating activities	660,668	(3,565,383)	846,367	121,573
Net cash (used in)/provided by investing activities	(1,387,987)	3,631,615	441,983	63,487
Net cash provided by/(used in) financing activities	4,167,146	(300,559)	(787,737)	(113,151)

In accordance with the VIE contractual arrangements, the FOS have the power to direct activities of the VIEs, and can have assets transferred out of the VIEs. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Consolidated ABFE

As part of the Group’s strategy to expand its investor base from individual investors to institutional investors, the Group established a business relationship with certain trusts or Asset Backed Special Plan (“ABS plan”), collectively referred to as consolidated assets backed financing entities or ABFE, which were administered by third-party trust companies. The ABFE were set up to invest solely in the loans facilitated by the Group on its platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers.

The Group provides loan facilitation and post-origination services to the ABFE. The Group also has power to direct the activities that have most significant impact on the economic performance of the ABFE by providing the loan servicing and default loan collection services of the ABFE.

Through the transaction fees charged, guarantee deposit, and direct investment, the Group has the right to receive benefits or bear losses from the ABFE that could potentially be significant to the ABFE. The Group holds significant variable interest in ABFE through the transaction fees charged, guarantee provided in the form of guarantee deposit, or direct investment. Accordingly, the Company is considered the primary beneficiary of the ABFE and has consolidated the ABFE’s assets, liabilities, results of operations, and cash flows in the consolidated financial statements.

The assets of the ABFE are not available to creditors of the Company. In addition, the investors of the ABFE have no recourse against the assets of the Company.

During the years ended December 31, 2017 and 2018, the Group disposed the delinquent loans repurchased by the Group from the consolidated ABFE upon the liquidation of the consolidated ABFE to related parties. Additionally, in March 2019, the Group also disposed its beneficial rights of several trusts to related parties (see Note 8). The disposal of the delinquent loans and the disposal of the beneficial rights of the several trusts is accounted for as a true sales under ASC 860 with any gains and losses recorded as “gain on disposal of loan receivables and other beneficial rights” in the consolidated statements of operations. Refer to the accounting policy of “Sales and Transfers of Financial Instruments” for further details.

The following financial statement amounts and balances of the consolidated ABFE were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Assets
Restricted cash	392,758	43,833	6,296
Prepaid expenses and other assets	16,039	8,974	1,289
Loans at fair value	1,338,349	382,125	54,889
Held-to-maturity investments	29,597	6,627	952

Total assets	1,776,743	441,559	63,426

Liabilities
Accounts payable	1,253	72	10
Payable to investors at fair value	626,207	—	—
Accrued expenses and other liabilities	10,595	7,378	1,060

Total liabilities	638,055	7,450	1,070

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Net revenue	—	—	—	—
Net (loss)/income	(149,934)	260,568	41,723	5,993

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Net cash provided by operating activities	61,965	208,621	134,848	19,370
Net cash (used in)/provided by investing activities	(112,184)	110,849	639,717	91,890
Net cash used in financing activities	(969,213)	(553,002)	(121,296)	(17,423)

All assets of the consolidated ABFE are collateral for the consolidated ABFE’s obligations and can only be used to settle the consolidated ABFE’s obligations.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates are used for, but not limited to, revenue recognition and its related accounts, liabilities from quality assurance program and guarantee, fair value measurement of loans at fair value, payable to investors at fair value, available-for-sale investments, depreciable lives of property, equipment and software, useful lives of intangible assets, the discount rate for lease, consolidation of the VIEs, share-based compensation and income tax. Actual results may differ materially from those estimates.

Revenue

The Group provides services as an online marketplace connecting borrowers and investors. The four major deliverables provided are loan facilitation services, guarantee services (e.g. quality assurance programs to individual investors and guarantee to institutional investors), post-origination services (e.g. cash processing, collection and SMS services) and account management services (automated investing tool).

The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acts as an intermediary to bring the lender and the borrower together. Except for loans and payable to investors in the consolidated ABFE, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

The Group charges fees for facilitating loan originations, for the automated investing tool to investors opting for that services, and for monthly services (covering cash processing services, collection services and SMS services). While for those who do not opt for automated investing tool, the Group charges fees for facilitating loan originations and for monthly services (covering cash processing services, collection services and SMS services) (collectively referred as “non-contingent fees”). The Group also receives fees contingent on future events (e.g., penalty fees for loan prepayment and late payment, fees for transferring loans over the secondary loan market, and other service fees, and etc.).

For the loans facilitated on Hengcheng’s platform before May 2018, the Group also provided guarantee services to investors whereas in the event of default, the investors are entitled to receive unpaid interest and principal from the Group. Given that the Group effectively took on all of the credit risk of the borrowers and were compensated by the service fees charged, the guarantee was deemed as a service and the guarantee exposure was recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees. The Group stopped providing guarantee services in May 2018.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Revenue recognition before adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)”

Before January 1, 2018, the Group recognized revenues under ASC Topic 605, Revenue Recognition, (“ASC 605”). The loan facilitation services and the post origination services are considered as a multiple element revenue arrangement under ASC 605.

Multiple element revenue recognition

The Group considers the loan facilitation services, the guarantee services and post-origination services as a multiple deliverable revenue arrangement. The Group has concluded that although it does not sell those services independently, all three deliverables have standalone value as others do sell them independently in the market and they have value to the customer independently. Thus, all non-contingent fees are allocated among these three deliverables.

The Group allocates non-contingent fees to be received consistent with the guidance in ASC 605-25. It first allocates the amount equal to the fair value of the stand-ready liabilities from the quality assurance program and guarantee. Then, the remaining fees are allocated to the loan facilitation services and post-origination services using their relative estimated selling prices.

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

For each type of services, the Group recognizes revenues when the following four revenue recognition criteria are met for each revenue type: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Collectability of fees

The Group either collects the entire amount of the loan facilitation fees upfront, or collects a portion upfront and the rest on a monthly basis over the term of the loan. The management fees charged to investors are collected on a monthly basis through the loan period or on maturity of investments. The Group evaluated the following factors for uncertainty of the collectability: (i) credit risk of the portfolio; (ii) prepayment risk; (iii) risk profile change from launching new products; and (iv) macroeconomic cycle, and etc. and concluded that the collectability for the monthly fees could not be reasonably assured. Thus fees charged are not recognized until collected.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue— continued

Revenue recognition before adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” — continued

Revenue from loan facilitation services

The Group recognized the cash received that is allocated to loan facilitation services as revenue upon completion of the related services. For fees that are partially refundable to the borrowers, the revenue is not recognized until the fees become non-refundable.

Revenue from post-origination services

The fees collected upfront allocated to post-origination services are deferred and recognized over the period of the loan on a straight line basis.

Customer incentives

To expand its market presence, the Group provides cash incentives to investors from time to time. Each individual incentive program only lasts for a week or a few weeks. During the relevant incentive program period, the Group sets certain thresholds for the investor to qualify to enjoy the cash incentive. When a qualified investment is made, the cash payment is provided to the investor as a percentage of the investment amount. The Group also distributed interest plus coupons and renewal reward coupons to investors free of charge. The investors can utilize the interest plus coupons to increase the expected return of Yidingying product on the maturity date. If the investors choose to extend the investment period of Yidingying product, the renewal reward coupons can be utilized to increase the expected return of Yidingying product for the extended investment period. The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of revenue in accordance with ASC subtopic 605-50.

The Group has established a membership reward program wherein investors can earn Yiren coins when purchases are made on the Group’s platforms reached a certain amount. Yiren coins can be used in connection with subsequent purchases. The expiry dates of these Yiren coins vary based on different individual promotional programs, which generally range from one and a half years to two and a half years period. The Group accrues liabilities for the estimated value of these Yiren coins that are expected to be used, which are based on outstanding Yiren coins related to prior purchases at the end of each reporting period and the usage rate of these Yiren coins, which were reasonably estimated based on historical data. These liabilities reflect management’s best estimate of the cost of future usages.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue— continued

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

•                  Step 2: Identify the performance obligations in the contract

•                  Step 3: Determine the transaction price

•                  Step 4: Allocate the transaction price to the performance obligations in the contract

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group determines its customers to be both the investors and borrowers. The Group assesses ability and intention to pay the service fees of both borrowers and investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. Until May 2018, the Group provided quality assurance program and guarantee services and considered the loan facilitation services, guarantee services, and post-origination services as three separate services of which guarantee services were accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination services are within the scope of ASC Topic 860, ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation services and post-origination services are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each services on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract. In May 2018, the Group stopped providing quality assurance program and guarantee services and only provided loan facilitation and post-origination services to its customers.

The Group determines the transaction price of loan facilitation services and post-origination services to be the service fees chargeable from the borrowers, net of value-added tax. The transaction price includes variable consideration in the form of prepayment risk of the borrowers. The Group reflects, in the transaction price, the borrower prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee services (until May 2018), if any, and the two performance obligations described above.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue— continued

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” with modified retrospective method — continued

The Group first allocates the transaction price to the guarantee liabilities (until May 2018), if any, in accordance with ASC Topic 460, Guarantees, which requires the guarantee to be measured initially at fair value based on the stand ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in Topic 606. The Group does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgments. The Group uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors. However, for post-origination services, given the main services are about loan collecting, the Group can refer to other companies performing the same services, therefore a direct observable standalone selling price for similar services in the market is available to the Group.

For each type of the services, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised service to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services, if any, are recognized at the expiry of the guarantee term.

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-origination services. The Group charges upfront fees for loan products. The upfront fees, if any, are deducted from loan proceeds at origination and the remaining consideration is collected in equal payments on a monthly basis. When the upfront fees are not sufficient to cover the relative standalone selling price of facilitation services performed, a corresponding contract asset is recognized (see accounting policy for contract asset). For upfront fees that are partially refundable to the borrowers, the Group estimates the refund based on historical prepayment probability and the corresponding predetermined refundable amount, and records corresponding refund liabilities upon receiving such fees.

The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB1,196.1 million and RMB787.1 million as of December 31, 2018 and 2019, respectively, among which approximately 53% and 67% of the remaining performance obligations will be recognized over the following 12 months, respectively and with the remainder recognized thereafter.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue— continued

Revenue recognition after adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” with modified retrospective method — continued

Revenue from account management services

Under ASC 606, the transaction price of account management services is the management fees charged to investor as the excess of actual return over the expected return. The service fees derived from investors using the automated investment tool are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment tool are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the investors. The Group records service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to account management services were RMB1,461.3 million and RMB919.7 million as of December 31, 2018 and 2019, respectively, among which approximately 91% and 98% of the remaining performance obligations will be recognized over the following 12 months, respectively, with the remainder recognized thereafter.

Other revenue

Other revenue includes penalty fees for loan prepayment and late payment, fees charged for early repayment, one-time fees for transferring loans over the secondary loan market, referral service fees, and fund distribution fees received from fund management companies. The penalty fees, which are fees paid to the investors that are assigned to the Group by the investors, will be received as a certain percentage of past due amounts in case of late payment or a certain percentage of interest over the prepaid amount of loan principal in case of prepayment. The Group refers potential borrowers or lenders to third-party companies and related parties and charges them fixed rate fees. The Group sells funds to investors and charges fixed rate fund distribution fees from fund management companies and related parties. Referral services revenue and fund distribution revenue are recognized when successful referrals and sales were completed by the Group respectively. Revenue recognition related to other revenue remains the same before and after the adoption of Topic 606.

Customer incentives

The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of contract price in accordance with ASC 606.

Under the membership reward program, investors earn Yiren coins that can be redeemed in subsequent purchases. Yiren coins earned by investors represent a material right to free or discounted goods or services in the future, which are accounted for as a separate performance obligation under ASC 606. For the transactions that granted Yiren coins to the investors, a portion of transaction price is deferred for the obligation related to Yiren coins, which are allocated based on the relative standalone selling prices. The standalone selling price of Yiren coins is calculated by taking the estimated value of Yiren coins that are expected to be used incorporating estimated breakage based on historical redemption patterns. The revenue associated with Yiren coins is deferred until the points are redeemed. As of December 31, 2018 and 2019, the liabilities related to Yiren coins were immaterial.

All of the Group’s revenue for the years ended December 31, 2018 and 2019 were generated from the PRC. The following table illustrates the disaggregation of revenue in 2018 and 2019 under ASC606:

	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB
Net revenue:
Loan facilitation services	7,647,804	5,182,028
Post-origination services	1,173,108	757,783
Account management services	1,806,732	2,016,678
Others	616,470	660,295

Total net revenue	11,244,114	8,616,784

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue— continued

Contract assets

Under ASC 606, contract assets represent the Group’s rights to consideration in exchange for services that the Group has transferred to the customer before payment is due. The Group’s rights to consideration for the monthly fees of facilitation services are conditional on the borrowers’ actual payment, as the borrowers have the rights to early terminate the loan contracts prior to the loan maturity and are not obligated to pay the remaining monthly fees. As such, the Group records a corresponding contract assets for the monthly service fees allocated to loan facilitation services and post-origination services that have already been delivered in relation to loans facilitated on the Group’s platform when recognizing revenue from loan facilitation services and post-origination services. No accounts receivable is recorded since the Group does not have unconditional rights to the consideration if the borrowers choose to early terminate and are not obligated to pay the remaining service fees in relation to the loans facilitated. Contract assets represent the Group’s rights to consideration in exchange for facilitation services that the Group has transferred to the customer before payment is due. The Group only recognizes contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. The contract assets, net of allowance are RMB3,909,263 and RMB2,398,685 as of December 31, 2018 and 2019, respectively.

Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. In determining whether an impairment loss should be recorded in the financial statements, the Group makes judgements as to whether there is any observable date indicating that there is a measureable decrease in the estimated future cash flows from contract assets. This evidence may include observable date indicating that there has been an adverse change in the borrower’s credit risk, or national or local economic conditions that correlate with defaults on loans. When contract assets are assessed for impairment, the Group uses estimates based on the historical borrower’s credit risk. The historical borrower’s credit risk is adjusted on the basis of the relevant observable date that reflects current economic conditions. The Group regularly reviews the methodology and assumptions used for estimating the amount of collectable contract assets.

Contract assets are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. The Group will write off contract assets and corresponding allowance if any repayment of the underlying loan is 90 days past due.

Contract assets as of December 31, 2018 and 2019 are as follows:

	As of December 31, 2018	As of December 31, 2019
	RMB	RMB
Contract assets	4,901,312	3,914,312
Allowance	(992,049)	(1,515,627)
Contract assets, net	3,909,263	2,398,685

The following table presents the movement of allowance for contract assets as of December 31, 2018 and 2019:

	As of December 31, 2018	As of December 31, 2019
	RMB	RMB
Balance at beginning of the year	847,286	992,049
Allowance for contract assets	992,592	1,623,022
Write-off	(847,829)	(1,099,444)
Balance at end of the year	992,049	1,515,627

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Contract cost

The Group pays commissions for successful referring of borrowers or investors to the Group’s platform. The commissions paid based on successful referrals are considered as contract acquisition cost, and are capitalized when the commission becomes payable. The amount of amortization for the years ended December 31, 2018 and 2019 are RMB84.5 million and RMB107.3 million, respectively.

Amortization of the capitalized contract cost is charged to the consolidated statements of operations when the revenue to which the asset relates is recognized. Contract cost is recognized as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

Deferred revenue

Deferred revenue consists of post-origination service fees received from borrowers upfront for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered over the loan period.

The amounts of revenue recognized during the years ended December 31, 2018 and 2019 that were included in the opening deferred revenue were RMB481.7 million and RMB391.2 million, respectively.

Refund liabilities

Refund liabilities are recognized for the estimated amounts of service fees which are received but are expected to be refunded. It represents the consideration received that the Group does not expect to be entitled to earn and thus is not included in the transaction price because it will be refunded to customers. The refund liabilities are remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue.

The Group’s refund liabilities are the expected refund of service fees to borrowers in the case of early repayment of loans. The refund liabilities as of December 31, 2018 and 2019 amounted to RMB2,145,748 and RMB1,801,535, respectively. The following table sets forth the movement of refund liabilities:

RMB
As of January 1, 2018	2,673,266
Addition	866,518
Payouts during the year	(1,394,036)

As of December 31, 2018	2,145,748
Addition	709,401
Payouts during the year	(1,053,614)
As of December 31, 2019	1,801,535

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Liabilities from quality assurance program and guarantee

Loans facilitated on Hengcheng’s platform

Until May 2018, for loans facilitated on the Group’s Hengcheng’s platform, the Group provided investors with protection service in the form of a financial guarantee called the quality assurance program, where the Group guaranteed the principal and accrued interest repayment of the defaulted loan up to the balance of the quality assurance program on a portfolio basis. The quality assurance program being set aside equals a fixed percentage of the total loan facilitation amount. The Group reserves the rights to revise the percentage upwards or downwards as a result of the Group’s continuing evaluation of factors such as market dynamics as well as its product lines, profitability and cash position.

Under the quality assurance program model, at the inception of each loan, the Group recognizes a stand-ready liability as the fair value of the quality assurance program in accordance with ASC 460. Subsequent to the inception of the loan, the stand-ready liability initially recognized would typically be reduced (by a credit to earnings) as the Group is released from the risk under the guarantee either through expiry or performance. The Group also recognizes a contingent liability under ASC 450 on a portfolio basis, which results in the recognition of expenses in earnings. The Group tracks its stand-ready liability on a loan-by-loan basis to monitor the expiration. When the Group releases the stand-ready liability through performance of the guarantee (by making payments on defaulted loans), it recognizes revenue along with the loss on defaulted loans. Revenue from releasing the stand-ready liability and expenses from recognition of the contingent liability related to the quality assurance program are presented on a net basis in the consolidated statements of operations. On a portfolio basis, when the aggregate contingent liability required to be recognized under ASC 450 exceeds the quality assurance program liability balance, the Group records the excess as expense.

The fair value of the stand-ready liability associated with the quality assurance program recorded at the inception of the loan was estimated using a discounted cash flow model to its expected net payouts from the quality assurance program, and also by incorporating a markup margin. The Group estimates its expected future net payouts based on its current product mix as well as its estimates of expected net charge-off rates, expected collection rates and a discount rate. The Group estimated the expected net charge-off rates of the loan facilitated based on the weighted average of the expected net charge-off rates of loans based on the Group’s historical experience. The expected future net payouts are capped at the restricted cash balance of the quality assurance program. The Group discontinued the operation of its quality assurance programs in May 2018 and transferred all of its liabilities associated with the quality assurance program and paid cash to third party guarantee companies based on the estimated fair value of the liabilities transferred.

Loans facilitated on Huimin’s platform

Until March 2018, for loans facilitated on the Group’s Huimin’s platform, Zhuoyue provided guarantee related services, similar to the description in the preceding paragraphs. The Group did not recognize revenue or guarantee liability for loans facilitated on Huimin’s platform, as the guarantee services are provided by Zhuoyue. For such guarantee services provided by Zhuoyue, the Group recognizes those within customers’ acquisition and referral services in its consolidated statement of operations. Refer to Note 8.

To ensure compliance with regulatory requirements, starting from January 2018, the Group began to involve a third-party insurance company and guarantee companies to provide guarantee services for the majority of loans facilitated on both of the Group’s Hengcheng’s platform and Huimin’s platforms.

Through its cooperation with the third-party insurance company, the borrowers purchase surety insurance and pay insurance premium to the insurance company directly. The insurance company will reimburse the principal and expected interest to investors in the event of borrowers’ default within the agreed insurance policy. The Group also cooperated with guarantee companies to establish the credit assurance programs. Under those programs, guarantee companies either i ) provide guarantee for loans facilitated through the Group’s online marketplace to ensure that the investors’ principal and interest would be repaid in the event of loan defaults, or ii) set up and manage a reserve fund, using payments collected from borrowers directly, to compensate investors for their potential loss due to loans default up to the cash available in the fund. In cases where the guarantee companies provide guarantee for loans facilitated on the Group’s online marketplace, the guarantee companies further obtain guarantee themselves from third party insurance companies by purchasing credit insurance from them.

Subsequent May 2018, the Group no longer bears any guarantee obligations and therefore does not record any guarantee liability on its consolidated financial statements. Since then, the majority of loans facilitated on the Group’s platform are either covered by the credit assurance program operated by the guarantee companies or a third-party insurance company.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Liabilities from quality assurance program and guarantee — continued

The movement of liabilities from quality assurance program and guarantee during the years ended December 31, 2018 and 2019 is as follows:

RMB
As of January 1, 2018	2,793,948
Provision at the inception of new loans (Note)	911,549
Recognition of contingent liability	419,581
Net payment	(2,873,269)
Transfer to the credit assurance program	(1,241,859)

As of December 31, 2018	9,950
Recognition of contingent liability	9,462
Net payment	(15,015)

As of December 31, 2019	4,397

Note: Amount represents cash received on non-contingent fees allocated to the stand-ready liability for loans facilitated during 2018 until the discontinuance of the program in May 2018.

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

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Fair value option

The Group has elected the fair value option for the assets and liabilities of the consolidated ABFE that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. See Note 4 for the disclosure on financial instruments of the consolidated ABFE for which the fair value option has been elected.

Fair value of loans and payable to investors at fair value

The Group has elected the fair value option for loans and related payable to investors of the consolidated ABFE and loans repurchased from the consolidated ABFE that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. The Group estimates the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on the contractual cash flows, taking into consideration of projected prepayments and net charge off to project future losses and net cash flows on loans. Changes in fair value of loans and payable to investors are reported net and recorded in “Fair value adjustments related to the consolidated ABFE” in the consolidated statements of operations.

Cash and cash equivalents

Cash and cash equivalents include the Group’s unrestricted deposits with financial institutions in checking, money market and short-term certificate of deposit accounts. The Group considers all highly liquid investments with stated maturity dates of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Restricted cash represents cash held by the consolidated ABFE through segregated bank accounts which is not available to fund the general liquidity needs of the Group and guarantee deposit in restricted bank account.

Accounts receivable and allowance for uncollectible accounts

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Group establishes an allowance for uncollectible accounts receivable and other receivables based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Investments

The Group’s investments consist of held-to-maturity investments, available-for-sale investments, equity method investments and equity securities without readily determinable fair value.

Held-to-maturity and available-for-sale investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the security to maturity, and are recorded at amortized cost.

Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with unrealized gains and losses recorded in the consolidated statements of comprehensive (loss)/income. Realized gains or losses are included in the consolidated statements of operations during the period in which the gains or losses are realized.

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

If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in the consolidated statements of operations, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in the consolidated statements of comprehensive (loss)/income if the Group neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Company did not record any impairment losses on its held-to-maturity and available-for-sale investments during the years ended December 31, 2017, 2018 and 2019.

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Equity method investments are recorded in other long-term investments in the consolidated balance sheets as of December 31, 2018 and 2019.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of the investee company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Company did not record any impairment on its equity method investments during the years ended December 31, 2017, 2018 and 2019.

Equity securities without readily determinable fair value

Historically, for investee companies over which the Group did not have significant influence and a controlling financial interest, the Group accounted for these as cost method investments under ASC 325-20. In January, 2018, the Company adopted Accounting Standards Update (“ASU”) 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities, and elected to account for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within ASU 2016-01, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly), plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. In addition, income is recognized when dividends are received only to the extent they are distributed from net accumulated earnings of the investee. Otherwise, such distributions are considered returns of investment and are recorded as a reduction of the cost of the investment. The Company did not record an impairment on its equity securities without readily determinable fair value during the years ended December 31, 2017, 2018 and 2019. Equity securities without readily determinable fair value is recorded in other long-term investments in the consolidated balance sheets as of December 31, 2018 and 2019.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Property, equipment and software, net

Property, equipment and software consists of building, computer and transmission equipment, furniture and office equipment, software, and leasehold improvements, which are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives, while the estimate residual value of the building and furniture and office equipment are 5%.

Building	50 years
Computer and transmission equipment	3 years
Furniture and office equipment	5 years
Software	1-5 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2017, 2018 and 2019.

Origination and servicing expenses

Origination and servicing expenses consist primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loans.

Financing receivables

Financing receivables represent microloan issued by subsidiaries of Dekai. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any charge-offs, and the allowance for credit losses. The Group recognizes interest and financial service income over the terms of the financing receivables using the effective interest rate method.

Leases

Before January 1, 2019, the Group adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease. On January 1, 2019, the Group adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group begins recognizing lease expenses when the lessor makes the underlying assets available to the Group. The Group’s leases have remaining lease terms of up to four years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

The Company elected not to record a ROU assets for short-term leases that have a term of 12 months or less. The cost of short-term leases was recognized in the consolidated statements of operations on a straight-line basis over the lease term.

Share-based compensation

All share-based awards to employees and directors, such as stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expenses on an accelerated basis during the vesting period with a corresponding impact reflected in the additional paid-in capital. Share-based compensation expenses are classified in the consolidated statements of operations based upon the job functions of the grantees.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ, or are expected to differ, from those estimates. Changes in estimated forfeiture rate are recognized through a cumulative catch-up adjustment in the period of change and also impact the amount of share-based compensation expenses to be recognized in future periods. The Group uses historical data to estimate pre-vesting option and records share-based compensation expenses only for those awards that are expected to vest.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Share-based compensation — continued

According to Issue 21 of EITF Issue 00-231, the awards granted to employees of CreditEase, and other subsidiaries in the consolidated group of CreditEase, should be recognized as a deemed dividend from the Group to the parent company at the fair value as of the grant date. Share-based compensation, net of forfeitures, is recognized as a deemed dividend to CreditEase on an accelerated basis during the vesting period with a corresponding impact reflected in the additional paid-in capital.

Share-based awards to non-employees are measured based on the fair value at grant date. The Group recognizes the compensation cost using the graded vesting attribution method.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reversed. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 and 2019, respectively.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small-scale taxpayer, and related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB1,053,524, RMB1,215,821 and RMB916,316 for the years ended December 31, 2017, 2018 and 2019, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as accrued expenses, and other liabilities on the consolidated balance sheets.

Net income per share

Basic net income per share is computed by dividing net income attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is calculated by dividing net income attributable to the ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include shares issuable upon the vesting of restricted share units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be antidilutive.

As described in Note 1, during the year ended December 31, 2019, the Group completed a number of acquisitions that were accounted for as acquisitions under common control and issued 61,981,412 ordinary shares as part of the total consideration. For purposes of calculating net (loss)/income per share, weighted average shares prior to this acquisition have been retroactively adjusted to give effect to this transaction for all historical periods presented in the consolidated financial statements.

1 Although Issue 00-23 has also been nullified, the guidance in Issue 21 of EITF Issue 00-23 remains applicable by analogy since it is the only available guidance on accounting for these awards.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive (loss)/income for the periods presented includes net (loss)/income, change in unrealized (losses)/gains on available-for-sale investments, and foreign currency translation adjustment.

Sales and transfers of financial instruments

Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities. Specifically, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale only if all the following conditions are met:

•                  The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors;

•                  The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and

•                  The transferor does not maintain effective control of the transferred asset.

The Group provides loan facilitation and post-origination services to the trusts. Upon the liquidation of the trusts, the Group purchased the delinquent loans from the trusts and subsequently disposed the loans to related parties.

When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon the transfer. The transfer is accounted for as a sale as (1) the transferred loans are considered legally isolated from the assets of the Group and its creditors even in bankruptcies under the PRC laws and regulations, (2) the investors (transferees) can freely pledge or exchange the transferred loans, and (3) the Group does not maintain effective control over the transferred loans. The difference between the proceeds received from related parties and the fair value of the loans and other beneficial rights is recognized as “Gain on disposal of loan receivables and other beneficial rights” in the consolidated statements of operations.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Foreign currency translation

The reporting currency of the Company is Renminbi (“RMB”). The functional currency of the Company is the US dollar (“US$”). The functional currency of the Group’s subsidiaries and VIEs in the PRC is RMB.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of other income.

The financial statements of the Group are translated from the functional currency into the reporting currency. Assets and liabilities denominated in foreign currencies are translated using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated at the appropriate historical rates. Revenues, expenses, gains and losses are translated using the periodic average exchange rates. The resulting foreign currency translation adjustment are recorded in other comprehensive (loss)/income.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9618 on December 31, 2019, the last business day in the fiscal year 2019, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB2,466,865 and RMB3,117,993 as of December 31, 2018 and 2019, respectively.

Concentration of credit risk

Financial instrument that potentially exposes the Group to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable, contract assets, prepaid expenses and other assets, loans at fair value, and amounts due from related parties. As of December 31, 2019, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank are covered by insurance with an upper limit of RMB500 thousands at each bank. Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The credit risk from prepaid expenses and other assets arises from loans to third parties. The risk with respect to accounts receivable, contract assets and loans to third parties is mitigated by credit evaluations the Group performs on its customers or third parties and its ongoing monitoring process of outstanding balances. The Group believes that there is no significant credit risk associated with amounts due from related parties.

Credit of loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years ended December 31, 2019.

There are no customers of the Group that accounted for greater than 10% of the Group’s carrying amount of accounts receivable as of December 31, 2018 and 2019.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Significant risks and uncertainties — continued

Recently adopted accounting pronouncements

Accounting for Leases

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”, which introduces a new standard related to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of right of use assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. In July 2018, the FASB issued ASU 2018-11, and provided another transition approach by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods. The Group elected the practical expedients under ASU 2016-02 which include the use of hindsight in determining the lease term and the practical expedient package to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for any existing leases. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. The Group has no finance leases for any of the periods presented. Adoption of the standard resulted in recognition of additional ROU assets and lease liabilities by approximately RMB453 million and RMB408 million as of January 1, 2019, respectively. Refer to Note 13 for further details.

Recent accounting pronouncements not yet adopted

Accounting for Credit Losses

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group will adopt the new standard beginning January 1, 2020 using a modified retrospective approach.

Under this approach, the cumulative effect of initially applying the standard is recognized as adjustment to the opening balance of retained earnings on the date of initial application. The Group currently does not expect the transition adjustment upon adoption will be material.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

3.                        PREPAID EXPENSES AND OTHER ASSETS

	December 31, 2018	December 31, 2019
	RMB	RMB

Loans to third parties (i)	172,071	516,079
Funds receivable from external payment network providers (ii)	514,619	331,534
Funds receivable from insurance and guarantee companies (iii)	141,323	289,752
Prepaid expenses	133,467	64,923
Tianda Xinan (iv)	1,384,561	16,891
Prepaid VAT and surcharge tax	46,254	889
Others	160,024	113,153
Total	2,552,319	1,333,221

(i)                The balance represents the outstanding balance of loans to an asset management company and loans made to a third-party guarantee company. The loans balance to an asset management company amounted to RMB112 million and RMB272 million, with annual interest of 4.90% and 4.35%, as of December 31, 2018 and 2019, respectively. The loans balance to a third-party guarantee is free of interest and amounted to RMB60 million and RMB241 million as of December 31, 2018 and 2019, respectively. The terms of the loans ranged from one to three years. The Group evaluates the credit risk associated with the loans, and estimates the cash flows expected to be collected over the life of loans on an individual basis based on the Group’s past experiences, the borrowers’ financial position, their financial performance and their ability to continue to generate sufficient cash flows. A valuation allowance is established for the loans that the Company expects will be unable to collect. No valuation allowance has been recorded for the years ended December 31, 2017, 2018 and 2019 based on the result of the assessment.

(ii)            The Group opened accounts with external online payment service providers to collect and transfer loan funds and interest to investors or borrowers, repay and collect the default loan principal and interest. The Group also uses such accounts to collect the transaction fees and service fees. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of transaction fees, service fees received at the balance sheet date, which was collected subsequently.

(iii)         The balance represents deposits made to the insurance and guarantee companies’ accounts associated with credit assurance program as disclosed in Note 2.

(iv)         Tianda Xinan, a subsidiary of the consolidated VIEs of CreditEase until February 2018, provides guarantee services to Puhui for early repayment risk associated with borrowers referred by Puhui to the Group and charges servicing fees to Puhui. When borrowers make early repayment, Puhui refunds certain transaction fees to borrowers on behalf of Tianda Xinan and records a receivable from Tianda Xinan. Since February 2018, Tianda Xinan is no longer a related party as the shareholders of Tianda Xinan were changed into unrelated parties as disclosed in Note 8. The balance was subsequently forgiven due to the acquisition under common control as disclosed in Note 1.

4.                        FAIR VALUE OF ASSETS AND LIABILITIES

Assets and Liabilities Recorded at Fair Value

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition is as follows:

December 31, 2018	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	2,606,939	—	—	2,606,939
Restricted cash	427,546	—	—	427,546
Loans at fair value	—	—	1,375,221	1,375,221
Available-for-sale investments	82,465	753,100	—	835,565
Total Assets	3,116,950	753,100	1,375,221	5,245,271
Liabilities
Payable to investors at fair value	—	—	626,207	626,207
Total Liabilities	—	—	626,207	626,207

December 31, 2019	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	3,198,086	—	—	3,198,086
Restricted cash	71,056	—	—	71,056
Loans at fair value	—	—	418,492	418,492
Available-for-sale investments	85,129	333,900	41,962	460,991
Total Assets	3,354,271	333,900	460,454	4,148,625

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

4                           FAIR VALUE OF ASSETS AND LIABILITIES—   continued

Assets and Liabilities Recorded at Fair Value — continued

As the Group’s loans and related payable to investors do not trade in an active market with readily observable prices, the Group uses discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these assets and liabilities, including discount rates, net cumulative expected loss rates, and cumulative prepayment rates. Financial instruments are categorized as Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2018 and 2019.

Significant Unobservable Inputs

		December 31, 2018	December 31, 2019
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted- Average	Weighted- Average
Loans at fair value	Discount rates	12.0%-16.4%	12.0%-16.4%
	Net cumulative expected loss rates (1)	9.9%-17.4%	14.4%-16.6%
	Cumulative prepayment rates (2)	2.2%-14.8%	11.9%
Payable to investors at fair value	Discount rates	7.7%-9.8%	N/A

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

Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments related to the consolidated ABFE” in the consolidated statements of operations. The additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2018 and 2019 is as follows:

Loans
RMB
Balance as of December 31, 2017	1,450,707
Origination of loan principal	1,149,731
Collection of principal	(1,226,602)
Change in fair value	1,385

Balance as of December 31, 2018	1,375,221

Changes in fair value related to balance outstanding as of December 31, 2018	2,161

Loans
RMB
Balance as of December 31, 2018	1,375,221
Collection of principal	(593,350)
Change in fair value	(126,109)
Decrease due to disposal of the beneficial rights of the consolidated ABFE	(237,270)

Balance as of December 31, 2019	418,492

Changes in fair value related to balance outstanding as of December 31, 2019	(120,015)

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

4                           FAIR VALUE OF ASSETS AND LIABILITIES—   continued

Payable to investors
RMB
Balance as of December 31, 2017	1,222,180
Interest and penalties received	334,087
Deductible expenses associated with the consolidated ABFE operating	(32,796)
Principal and interest payments to investors of the consolidated ABFE	(655,527)
Change in fair value	(241,737)

Balance as of December 31, 2018	626,207

Changes in fair value related to balance outstanding as of December 31, 2018	(241,302)

Payable to investors
RMB
Balance as of December 31, 2018	626,207
Interest and penalties received	151,603
Deductible expenses associated with the consolidated ABFE operation	(9,766)
Principal and interest payments to investors of the consolidated ABFE	(139,033)
Changes in fair value	(129,975)
Decrease due to disposal of the beneficial rights of the consolidated ABFE	(499,036)

Balance as of December 31, 2019	—

Changes in fair value related to balance outstanding as of December 31, 2019	—

Financial Instruments Not Recorded at Fair Value

Financial instruments, including accounts receivable, other receivables, financing receivables, loans to third parties, prepaid expenses and other assets, held-to-maturity investments and amounts due from/to related parties, accounts payable, accrued expenses and other liabilities are not recorded at fair value. The fair values of these financial instruments are approximate their carrying value reported in the consolidated balance sheets due to the short-term nature of these assets and liabilities.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

5.                        INVESTMENTS

Held-to-maturity investments

As of December 31, 2019, the Group’s held-to-maturity investments mainly consisted of principal-guaranteed products that have stated maturity within one year. While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No OTTI loss was recognized for the years ended December 31, 2017, 2018 and 2019.

Interest income of held-to-maturity investments of RMB15,711, RMB7,022 and RMB5,833 was recognized in the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019, respectively.

Available-for-sale investments

As of December 31, 2019, the Group’s available-for-sale investments mainly consisted of investments in debt securities. The Group measured the available-for-sale investments at fair value, with changes in fair value deferred in other comprehensive (loss)/income. Changes in fair value of available-for-sale investments, net of tax, for the years ended December 31, 2017, 2018 and 2019 were RMB411, RMB2,414 and RMB3,839, respectively, recorded in other comprehensive (loss)/ income. No OTTI loss was recognized for the years ended December 31, 2017, 2018 and 2019.

Interest income of available-for-sale investments of RMB56,938, RMB28,989 and RMB24,394 was recognized in the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019, respectively.

The additional information about cost and fair value of available-for-sale investments as of December 31, 2018 and 2019 is as follows:

	December 31, 2018
	Cost	Gross unrecognized holding gains/ (losses)	Unrealized gains in accumulated other comprehensive (loss)/income	Impact of exchange rate	Fair value
	RMB	RMB	RMB	RMB	RMB
Available-for-sale investments:
Debt securities	838,504	—	(2,825)	(114)	835,565

	December 31, 2019
	Cost	Gross unrecognized holding gains/(losses)	Unrealized gains in accumulated other comprehensive (loss)/income	Impact of exchange rate	Fair value
	RMB	RMB	RMB	RMB	RMB
Available-for-sale investments:
Debt securities	460,027	—	1,014	(50)	460,991

Other long-term investments

	December 31, 2018	December 31, 2019
	RMB	RMB
Equity method investments	170,336	—
Equity securities without readily determinable fair values	47,300	—

Total	217,636	—

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

5.                        INVESTMENTS — continued

As of December 31, 2018, the Group’s equity method investments include the equity interests of Nuode Asset Management Co., Ltd. (“Nuode”) and Hainan Haijin Yichuang Data Information Service Co., Ltd. (“Haijin Yichuang Data Information”), over which the Group has significant influence but does not own a majority equity interest or otherwise control. The Group recognized its share of profit of RMB5,060 for the year ended December 31, 2017 and its share of loss of RMB9,295 and RMB2,180 for the years ended December 31, 2018 and 2019, respectively.

In March 2019, Dekai Yichuang entered into an agreement to purchase an additional 40% of equity interests of Haijin Yichuang Data Information from a third party for a consideration of RMB28.5 million. As a result, Haijin Yichuang Data Information became a subsidiary controlled by Dekai Yichuang. The assets acquired and liabilities of Haijin Yichuang Data Information as well as the Group’s previously held equity interest were measured at their fair values on the acquisition date and were not material. The results of operations of Haijin Yichuang Data Information are included in the consolidated statements of operations since the acquisition date.

6.                        PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31, 2018	December 31, 2019
	RMB	RMB
Building	38,464	38,464
Computer and transmission equipment	186,676	168,711
Furniture and office equipment	80,196	75,499
Leasehold improvements	168,487	140,872
Software	48,819	43,348
Total property, equipment and software	522,642	466,894
Accumulated depreciation and amortization	256,640	271,039
Property, equipment and software, net	266,002	195,855

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2017, 2018 and 2019 were RMB140,923, RMB147,992 and RMB125,850, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.                        ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31, 2018	December 31, 2019
	RMB	RMB
Accrued payroll and welfare	782,927	772,590
Tax payable	357,751	803,116
Funds collected on behalf of third-party guarantee companies (i)	231,467	425,920
Accrued customer incentives	205,072	81,297
Accrued advertisement expenses	138,411	62,472
Payable to investors	85,495	68,011
Long-term borrowings (ii)	192,419	18,590
Deposits	80,418	—
Others	119,616	106,749
Total accrued expenses and other liabilities	2,193,576	2,338,745

(i)                Funds collected on behalf of third-party guarantee companies include the guarantee fees and guarantee funds under the credit assurance program as disclosed in Note 2. The guarantee fees amounted to RMB165 million and RMB107 million as of December 31, 2018 and 2019, respectively. The guarantee funds amounted to RMB66 million and RMB314 million as of December 31, 2018 and 2019, respectively.

(ii)             In June 2018, the Group entered into funding arrangements with a financial institution, with a principal amount of RMB324 million. According to the loan agreement, the loan repayment is dependent on the collection of principal, interest and other payments associated with loans invested by one of the Group’s trust during the loan term. The final maturity date of the loan is 36 months and the annual interest rate is 11%. The borrowings are recognized at amortized cost using the effective interest method. During the years ended December 31, 2018 and 2019, RMB132 million and RMB174 million were repaid by the Group, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.                        RELATED PARTY BALANCES AND TRANSACTIONS

The Group accounts for related party transactions based on various service agreements and reflects for all periods presented herein. The major related parties and their relationships with the Group, and the nature of their services provided to the Group are summarized as follows:

Company name	Relationship with the Group	Major transaction with the Group
Tianda Xinan	Subsidiary of Consolidated VIE of CreditEase (until February 2018)	Guarantee services and related party loans

Pucheng Credit Assessment and Management (Beijing) Co., Ltd. (“Pucheng Credit”)	Consolidated VIE of CreditEase	Credit assessment and collection services, management consulting services, customers acquisition and referral services and related party loans

Puxin	Subsidiary of CreditEase	System support services and related party loans

Beijing Zhicheng Credit Service Co., Ltd. (“Beijing Zhicheng”)	Consolidated VIE of CreditEase	Identity verification services and system support services

Hainan CreditEase Puhui Small Loan Co., Ltd. (“Hainan CreditEase”)	Subsidiary of Consolidated VIE of CreditEase	Collection of fees from customers on behalf of the Group and customers acquisition and referral services

CreditEase Bocheng Insurance Sales and Service Co., Ltd. (“Bocheng”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Huichuang Financial Leasing (Shanghai) Co., Ltd.	Subsidiary of CreditEase	Customers acquisition and referral services

Zhuoyue	Consolidated VIE of CreditEase	Customers acquisition and referral services, management consulting services and related party loans

Toumi Technology Development (Beijing) Co., Ltd.	Consolidated VIE of CreditEase	Customers acquisition and referral services

Xinda Hongtao Technology Development (Beijing) Co., Ltd. (“Xinda Hongtao”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

Zhehao Asset Management (Shanghai)Co., Ltd. (“Zhehao”)	Consolidated VIE of CreditEase	Fund distribution services

Shenzhen CreditEase Factoring Co., Ltd. (“Shenzhen CreditEase”)	Subsidiary of CreditEase	Customers acquisition and referral services

Xiaozhi Technology Co., Ltd.	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Shenzhen Tengda Yingyi Asset Management Co., Ltd. (“Shenzhen Tengda”)	Subsidiary of Consolidated VIE of CreditEase (until July 2019)	Disposal of loan receivables and the beneficial rights in the consolidated ABFE

Beijing Hanfu Asset Management Co., Ltd. (“Hanfu”)	Consolidated VIE of CreditEase	Fund distribution services

CreditEase Qixiang Technology (Beijing) Co., Ltd. (“CreditEase Qixiang”)	Consolidated VIE of CreditEase	Purchase of property and equipment and rental of equipment, disposal of loan receivables and the beneficial rights in the consolidated ABFE

Shanghai CreditEase Qixin Factoring Co., Ltd.	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

CreditEase Huicong International Financial Leasing Co., Ltd.	Subsidiary of CreditEase	Customers acquisition and referral services

Beijing Yuying Asset Management Co., Ltd.	Consolidated VIE of CreditEase	Fund distribution services

Shenzhen Puze Zhongfu Asset Management Co., Ltd. (“Puze Zhongfu”)	Subsidiary of CreditEase	Fund distribution services and disposal of loan receivables

Fuan Yida (Beijing) Network Technique Co., Ltd. (“Fuan Yida”)	Consolidated VIE of CreditEase	Related party loans

Junhua technology development (Beijing) Co., Ltd. (“Junhua”)	Consolidated VIE of CreditEase	Related party loans

Huimin	Consolidated VIE of CreditEase (from November 2019)	Customer hotline services

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.                        RELATED PARTY BALANCES AND TRANSACTIONS — continued

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cash process services	377	—	—
Guarantee services	110,877	—	—
Management consulting services	4,568	—	3,000
Rental of equipment	8,768	52,606	4,384
Credit assessment services	222,170	38,203	19,025
System support services	804,212	657,206	179,458
Collection services	96,276	327,917	296,493
Customers acquisition and referral services (note)	2,748,554	1,065,421	464,140

Total costs and expenses	3,995,802	2,141,353	966,500

Note:  The customer acquisition and referral service fees charged by Zhuoyue include the cost of guarantee services to investors provided by Zhuoyue in 2017 and until March 2018. Refer to Note 2.

Revenue derived from services provided by the Group to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2017, 2018 and 2019 is recorded as other revenue and is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Fund distribution services	245,620	113,748	113,930
Customers acquisition and referral service	85,517	63,593	28,547

Total revenue	331,137	177,341	142,477

During the years ended December 31, 2017 and 2018, Huimin disposed the delinquent loans repurchased from the consolidated ABFE upon the liquidation of the consolidated ABFE to Puze Zhongfu and Shenzhen Tengda. The total consideration from those disposal amounted to RMB245,603 and RMB607,461 during the years ended December 31, 2017 and 2018. In addition, Huimin disposed its beneficiary rights of several trusts to Shenzhen Tengda and CreditEase Qixiang for a total consideration of RMB144,389 during the year ended December 31, 2019. Since July 2019, Shenzhen Tengda is no longer a related party of the Group.

Huimin purchased property and equipment from CreditEase Qixiang in 2017. The purchase costs of property and equipment amounted to RMB43,426.

Huimin purchased software from Zhuoyue in 2018. The purchase costs of software amounted to RMB12,275.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.                        RELATED PARTY BALANCES AND TRANSACTIONS — continued

The information about loans issued to/(collected from) CreditEase, its subsidiaries and affiliates recorded in investing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Puxin	(1,124,893)	3,238,919	—
Pucheng Credit	(498,500)	441,667	100,000
Tianda Xinan	119,139	—	—
Zhuoyue	—	(663,463)	4,500
Other related parties	41,266	(811)	—
Total	(1,462,988)	3,016,312	104,500

The information about loans received from/(repaid to) CreditEase, its subsidiaries and affiliates recorded in financing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Zhuoyue	(917,884)	(435,193)	706,250
Pucheng Credit	(6,656)	(816)	1,000
Fuan Yida	500	—	(68,000)
Junhua	5,085,476	—	—
Other related parties	(4,290)	15,450	—
Total	4,157,146	(420,559)	639,250

Details of related party balances as of December 31, 2018 and 2019 are as follows:

(i)      Amounts due from related parties

	December 31, 2018	December 31, 2019
	RMB	RMB
Huimin (Note a )	—	407,240
Xinda Hongtao (Note b)	470,465	213,624
Zhuoyue (Note b)	469,055	202,724
Puxin (Note b)	—	150,743
Pucheng Credit	154,491	1,893
CreditEase	211,177	—
Others	56,617	12,629

Total	1,361,805	988,853

(ii)      Amounts due to related parties

	December 31, 2018	December 31, 2019
	RMB	RMB
Puxin (Note a and c)	1,681,553	47,046
Pucheng Credit (Note c)	168,381	33,486
Beijing Zhicheng (Note c)	2,410	16,156
Zhuoyue (Note c)	6,316,245	—
Others	107,870	9,957

Total	8,276,459	106,645

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.                        RELATED PARTY BALANCES AND TRANSACTIONS — continued

(a)            On November 30, 2019, Hengcheng, merged with Huimin’s services connecting borrowers and investors, and sold its remaining unrelated business to Puxin for an aggregated consideration of RMB47 million. Amounts due from Huimin and amounts due to Puxin are related to such transaction.

(b)            Amounts relate to the prepayment of referral services provided by the related parties.

(c)             Amounts relate to the provision of credit assessment, collection, system support, identity verification, borrowers and investors acquisition and referral services and interest-free loans provided by the related parties.

9.                        INCOME TAXES

Yiren Digital is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Yiren Digital is not subject to tax on either income or capital gain.

Under the current Hong Kong Inland Revenue Ordinance, Yiren Digital HK is subject to 8.25% Profits Tax rate on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Hengye was recognized as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2015 and 2016, and a 50% reduction for the subsequent three years. In addition, Hengyuda has been recognized as within encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15%. Yiding Technology was a small low-profit enterprise, whose taxable income not exceed RMB1 million is computed at a reduced rate of 25%, taxable income from RMB1 million to RMB3 million at a reduced rate of 50%, and subject to income tax of 20%. Yiren Digital’s other subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries established in the PRC are subject to income tax rate of 25%, according to the EIT Law. The consolidated ABFE are not subject to income tax.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by foreign-invested enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company is incorporated, does not have a tax treaty with the PRC.

Since January 1, 2014, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2014 of the Group’s PRC subsidiaries and VIEs, remain subject to tax audits as of December 31, 2019, at the tax authority’s discretion.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

9.                        INCOME TAXES — continued

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for the EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

Income tax expenses are comprised of the following:

	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Current tax (i)	734,620	(474,874)	370,946
Deferred tax (i)	(353,410)	669,161	(131,718)
Total	381,210	194,287	239,228

Reconciliation between the income tax at the PRC statutory tax rate and income tax expenses is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Income before provision for income taxes	188,076	1,783,392	1,397,019
Statutory tax rate in the PRC	25%	25%	25%
Income tax at statutory tax rate	47,019	445,848	349,255
Non-deductible expenses	241,942	71,387	22,077
Research and development tax credit	—	(7,246)	(10,820)
Effect of income not taxable	(53,874)	(192,501)	(12,786)
Effect of tax holiday and preferential tax rate	(167,869)	(93,121)	(126,577)
Adjustment on current income tax of the prior periods	(44)	127	(384)
Effect of different tax rates of subsidiaries operating in other jurisdictions	23,329	23,190	14,518
Effect of withholding income tax	71,277	8,723	—
Debt relief income (ii)	—	—	1,286,791
Utilization of tax losses from the prior period (ii)	—	—	(1,452,828)
Change in valuation allowance	219,430	(62,120)	169,982
Income tax expenses	381,210	194,287	239,228

The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	(167,869)	(93,121)	(126,577)
The aggregate effect on basic and diluted net income per share:
- Basic	(0.9201)	(0.5055)	(0.6834)
- Diluted	(0.9201)	(0.4999)	(0.6786)

(i)                     As discussed in Note 2, starting from May 2018, the Group no longer provides quality assurance services to investors and related assurance program liabilities were derecognized. The reversal of deferred tax assets associated with quality assurance program liabilities resulted in a decrease in deferred tax assets with a corresponding decrease in income tax expense. As a result, the current tax portion of income tax expenses for the year ended December 31, 2018 was a net income tax benefit.

(ii)                  As discussed in Note 1, Zhuoyue unconditionally waived a net receivables amounting to RMB5,147 million from the Acquired Businesses, which resulted in an increase of income tax expenses amounting to RMB1,287 million. The carried over accumulated loss from prior periods were utilized during the year and resulted in a decrease of income tax expenses amounting to RMB1,453 million.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

9.                        INCOME TAXES — continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	December 31, 2018	December 31, 2019
	RMB	RMB
Deferred tax assets:
Liabilities from quality assurance program and guarantee	1,244	659
Deferred revenue	140,617	44,804
Refund liabilities	536,437	95,067
Accrued expenses	50,844	30,618
Fair value changes	—	11,609
Allowance for uncollectible receivables	90,631	95,989
Amortization difference of long-term assets	77,316	28,079
Accumulated losses carried over	1,991,763	152,341
Valuation allowance (i)	(2,182,756)	(252,660)
Total	706,096	206,506

Deferred tax liabilities:
Contract assets, net	972,453	318,543
Contract cost	36,280	58,882
Intangible assets	—	2,562
Total	1,008,733	379,987

Net deferred tax liabilities	(302,637)	(173,481)

Analysis as:
Deferred tax assets	184,136	45,407
Deferred tax liabilities	(486,773)	(218,888)
Net deferred tax liabilities	(302,637)	(173,481)

(i)                 The valuation allowance is considered on an individual entity basis. As of December 31, 2017, 2018 and 2019, the Company had tax operating loss carry forwards of RMB4,776,552, RMB7,967,053 and RMB609,363, respectively, which can be carried forward to offset taxable income. The net operating losses will expire in the years from 2021 to 2024 if not utilized. The Group has recognized a valuation allowance against deferred tax assets of RMB3,280,677, RMB2,182,756 and RMB252,660 for the years ended December 31, 2017, 2018 and 2019, respectively.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under the PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2017, 2018 and 2019. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2019.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

9.                        INCOME TAXES — continued

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from the PRC-resident enterprises, such as the Company’s PRC subsidiaries. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that Yiren Digital HK will apply the 10% withholding tax rate. On July 29, 2017, the board of directors (the “Board”) of the Company approved a special cash dividend of RMB5.0845 (US$0.75) per ordinary share of the Company (or RMB10.1690 (US$1.50) per American depositary share of the Company, which was paid on October 16, 2017 to holders of the Company’s ordinary shares of record as of the close of business on September 29, 2017. On July 29, 2017, the Board also approved a semi-annual dividend policy. Under this policy, semi-annual dividends are set at an amount equivalent to approximately 15% of the Company’s anticipated net income after tax in each half year commencing from the second half of 2017, which are derived from the earnings of the Group’s PRC companies. As a result, the Company incurred and paid withholding tax of RMB60.0 million for the special cash dividend in August 2017, and accrued deferred tax liabilities of RMB11.3 million related to semi-annual dividends as of December 31, 2017, which was subsequently paid in May 2018. On August 14, 2018, the Board decided to terminate the semi-annual dividend policy going forward.

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the consolidated VIEs that are available for distribution were approximately RMB3,993 million and RMB5,138 million as of December 31, 2018 and 2019, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in the PRC subsidiaries and the consolidated VIEs. However, the aggregate undistributed earnings of the Company’s subsidiaries and the consolidated VIEs and its subsidiaries located in the PRC that are available for distribution as of December 31, 2019 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.                 SHARE-BASED COMPENSATION

Share incentive plan

In September 2015, the Company adopted the 2015 Share Incentive Plan (the “2015 Plan”), and in July 2017, the Company adopted the 2017 Share Incentive Plan (the “2017 Plan”), which permits the grant of three types of awards: options, restricted shares and restricted share units (“RSUs”). Persons eligible to participate in the 2015 Plan and the 2017 Plan include employees (including part-time employees) and the directors of the Company or any of affiliates, which include CreditEase, its subsidiaries and any entities in which CreditEase or a subsidiary of the Company holds a substantial ownership interest. According to the resolutions of the Board and the shareholders of the Company in July 2017, the 2015 Plan was amended. Under the amended 2015 plan, the maximum ordinary shares available for issuance were decreased to 3,939,100. Under the 2017 Plan, the maximum of 6,060,900 ordinary shares were reserved for issuance.

The Company approved four grants of RSUs to directors and employees of the Group and CreditEase and its consolidated subsidiaries and VIEs. On July 1, 2016, 4,034,100 RSUs were granted under the 2015 Plan. On July 1, 2017, 2018 and 2019, 3,744,782, 2,488,540 and 43,386 RSUs were granted under the 2017 Plan, respectively. Approximately 59.9%, 34.1%, 31.9% and 20.0% of the share awards were immediately vested and the rest is expected to be vested in various days up to four and five years, respectively. The grant date fair value of the awards was US$7.25, US$12.50, US$10.61 and US$6.92 per ordinary share, which was determined based on the closing price of the Company’s ADSs on The NewYork Stock Exchange on July 1, 2016, 2017, 2018 and 2019, respectively.

Out of all the RSUs granted, 1,298,000 RSUs were granted to directors and employees of the Group under the 2015 Plan on July 1, 2016, 2,816,702, 1,600,540 and 43,386 RSUs under the 2017 Plan on July 1, 2017, 2018 and 2019, respectively. The awards granted to the employees of the Group are recognized as share-based compensation expenses, and measured based on the fair value as of the grant date. The Company recognized compensation expenses in general and administrative expense of RMB125,569, RMB119,998 and RMB43,941 for the years ended December 31, 2017, 2018 and 2019, respectively.

The remaining 2,736,100 RSUs were granted to employees of CreditEase and its consolidated subsidiaries and VIEs under the 2015 Plan on July 1, 2016, 928,080 and 888,000 RSUs under the 2017 Plan on July 1, 2017, and 2018, respectively. The awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs were recognized as deemed dividend from the Company to CreditEase as the employees of CreditEase do not provide services directly related to the Company. The awards are measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB65,014, RMB50,117 and RMB15,497 for the years ended December 31, 2017,2018 and 2019, respectively.

The total fair value of RSUs vested for the years ended on December 31, 2017, 2018 and 2019 were RMB137,708, RMB125,477 and RMB88,446, respectively.

RSUs

A summary of RSUs activities for the year ended December 31 2019 is as follows:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Outstanding as of December 31, 2018	3,685,670	10.91
Granted	43,386	6.92
Vested	(1,218,190)	10.51
Forfeited	(592,420)	11.28
Outstanding as of December 31, 2019	1,918,446	10.96

As of December 31, 2019, unrecognized compensation cost related to unvested awards granted to employees of the Group, adjusted for estimated forfeitures, was RMB40,790. This cost is expected to be recognized over 2.3 years on an accelerated basis.

As of December 31, 2019, unrecognized deemed dividend related to unvested awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs, adjusted for estimated forfeitures, was RMB12,513. Such deemed dividend will be recorded over 2.3 years on an accelerated basis.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.                 SHARE REPURCHASE PROGRAM

In June 2018, the Board authorized a share repurchase program under which the Company may repurchase up to US$20 million worth of its ADSs. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

During the years ended December 31, 2018 and 2019, the Company had repurchased 2,000 ADSs for RMB254 and 366,686 ADSs for RMB36,843 (US$5,292) on the open market, at a weighted average price of US$18.46 per ADS and US$14.87 per ADS, respectively. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

12.                 NET (LOSS)/INCOME PER SHARE AND NET (LOSS)/INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

As described in Note 1, Yiren Digital acquired the Acquired Businesses which were accounted for as an acquisition under common control. Part of the transaction price included issuance of 61,981,412 ordinary shares by the Group. For purposes of calculating net (loss)/income per share, the weighted average shares prior to the acquisitions have been retroactively adjusted to give effect to the acquisitions for all historical periods presented.

The basic and diluted net (loss)/income per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(188,074)	1,579,810	1,155,611
Denominator:
Weighted average number of ordinary shares outstanding, basic	182,438,985	184,225,643	185,219,586
Plus incremental weighted average ordinary shares from assumed vesting of RSUs using the treasury stock method	—	2,044,872	1,315,878
Weighted average number of ordinary shares outstanding, diluted	182,438,985	186,270,515	186,535,464

Basic net (loss)/income per share	(1.0309)	8.5754	6.2391
Diluted net (loss)/income per share (i)	(1.0309)	8.4813	6.1951

(i)                 No RSUs were excluded from the computation of diluted net (loss)/income per share for the year ended December 31, 2017 because their effect was anti-dilutive.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

13.                 LEASES

The Group leases certain office premises to support its core business under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2019, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2019, the Group had no significant lease contract that has been entered into but not yet commenced.

A summary of supplemental information related to operating leases as of December 31, 2019 is as follows:

Year ended December 31, 2019
Operating lease ROU assets	334,134
Operating lease liabilities	282,334
Operating leases - Weighted average remaining lease term	1.88 years
Operating leases - Weighted average discount rate	4.19%

A summary of lease cost recognized and recorded in sales and marketing and general and administrative expenses in the consolidated statements of operations and supplemental cash information related to operating leases is as follows:

Year ended December 31,2019
Operating lease cost	283,834
Short-term lease cost	9,724
Total(*)	293,558
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	281,425
Non-cash ROU assets in exchange for new lease liabilities:
Operating leases	157,120

(*) The lease expenses based on ASC840 were RMB320,168 and RMB310,072 for the years ended December 31, 2017 and 2018, respectively.

As of December 31, 2019, the maturity of operating lease liabilities under the Group’s non-cancelable operating leases is as follows:

As of December 31, 2019
RMB
2020	193,478
2021	82,128
2022	17,944
2023	454
2024 and thereafter	—
Subtotal	294,004
Less: imputed interest	(11,670)
Present value of operating lease liabilities	282,334

The future minimum lease payments under the Group’s non-cancelable operating leases consisted of the following as of December 31, 2018:

As of December 31,2018
RMB
2019	251,371
2020	140,735
2021	36,223
2022	4,327
2023 and thereafter	—
Total	432,656

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.                 SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. As a result of the acquisition under common control during 2019, the Group changed its internal organization structure and changed its reportable segments from one to two: Yiren Wealth and Yiren Credit. Yiren Wealth conducts wealth management business and Yiren Credit focuses on consumer credit business. The corresponding segment information for the years ended December 31, 2017 and 2018 was restated to reflect such change.

The summary of each segment’s operating results for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenue:
Wealth management	1,234,851	1,986,960	2,176,215
Consumer credit	10,299,957	9,257,154	6,440,569
Total net revenue	11,534,808	11,244,114	8,616,784
Operating costs and expenses:
Wealth management	(1,133,241)	(1,561,310)	(915,202)
Consumer credit	(10,173,477)	(8,561,264)	(6,194,071)
Income from operations:
Wealth management	101,610	425,650	1,261,013
Consumer credit	126,480	695,890	246,498
Total segment income from operations	228,090	1,121,540	1,507,511
Unallocated expense	(307,826)	(345,394)	(379,482)
Other income	267,812	1,007,246	268,990
Income before provision for income taxes	188,076	1,783,392	1,397,019

All of the Group’s revenue were generated from the PRC and all of long-lived assets of the Group were located in the PRC. Depreciation and amortization expenses of Wealth management for the years ended December 31, 2017, 2018 and 2019 were RMB1,836, RMB3,018 and RMB2,690, respectively, while such expenses of Consumer credit for the years ended December 31, 2017, 2018 and 2019 were RMB116,364, RMB107,920 and RMB89,912, respectively.

15.                 EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB708,485, RMB810,275 and RMB682,006 for the years ended December 31, 2017, 2018 and 2019, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.     STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Company’s PRC subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries are required to make appropriation to certain statutory reserves, namely general reserve, enterprise expansion reserve, and staff welfare and bonus reserve, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Group’s PRC entities are required to appropriate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC entities. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2017, 2018 and 2019.

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of December 31, 2018 and 2019, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entities of the Group not available for distribution amounted to RMB939,965 and RMB7,342,556 respectively (including the statutory reserve fund of RMB404,879 and RMB499,675 as of December 31, 2018 and 2019, respectively).

17.     COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

18.     SUBSEQUENT EVENTS

Starting from January 2020, a novel strain of coronavirus, COVID-19, has spread rapidly to many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the recent outbreak of COVID-19 resulted in the suspension of the Group’s offline customer acquisition activities in February and March 2020. This has impacted the Group’s operations which resulted in an increase in delinquency volatilities and a significant decrease in revenues and loan volumes in the first quarter of 2020. Due to the Chinese government’s containment measures of COVID-19 during this period, which has been effective to date, there has been an initial recovery in the Group’s operations since April 2020. The situation remains dynamic and the extent to which COVID-19 will impact the business of the Group will depend on future developments of the outbreak, which are uncertain and cannot be predicted. As such, the financial impact of the Group of COVID-19 cannot be reasonably estimated at this time.

In January 2020, the Company entered into an agreement with CreditEase for the acquisition of four licensed companies from CreditEase. RMB726 million was subsequently paid to CreditEase as a deposit for the acquisition. The acquisition has not yet closed as of the date of the consolidated financial statements were issued.

In January 2020, the Company acquired all of the outstanding shares of Varengold Capital Securities Limited (“Varengold Securities”) for a total consideration of RMB13 million. Varengold Securities is a securities dealer registered with Hong Kong Securities and Future Commission possessing Type 1 and Type 2 License.

The Company is in the process of completing its accounting evaluation on the above transaction.

In January 2020, the Company established a new VIE, Beijing Kechuang Xinlian Technology Co., Ltd. (“Beijing Kechuang”), to develop its credit card related business.

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Assets:
Cash and cash equivalents	131,534	68,438	9,831
Prepaid expenses and other assets	2,748	2,639	379
Amounts due from its subsidiaries and the consolidated VIEs	267,152	905,015	129,997
Available-for-sale investments	82,465	85,129	12,228
Investments in its subsidiaries and the consolidated VIEs	—	3,682,743	528,992

Total assets	483,899	4,743,964	681,427
Liabilities:
Accrued expenses and other liabilities	8,833	6,497	933
Amounts due to its subsidiaries and the consolidated VIEs	—	200,331	28,776
Amounts due to related parties	—	47,046	6,758
Deficits of investments in its subsidiaries and the consolidated VIEs	838,479	—	—

Total liabilities	847,312	253,874	36,467
Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 123,132,842 and 186,332,444 shares issued as of December 31, 2018 and 2019, respectively; 123,128,842 and 185,595,072 shares outstanding as of December 31, 2018 and 2019, respectively)	77	121	17
Treasury stock (4,000 and 737,372 shares as of December 31, 2018 and 2019, respectively)	(254)	(37,097)	(5,329)
Additional paid-in capital	1,293,968	5,038,691	723,763
Accumulated other comprehensive income	16,390	21,855	3,139
Accumulated deficit	(1,673,594)	(533,480)	(76,630)

Total (deficit)/equity	(363,413)	4,490,090	644,960

Total liabilities and (deficit)/equity	483,899	4,743,964	681,427

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Operating expenses	(142,225)	(129,942)	(62,789)	(9,019)
Interest income	5,411	5,362	5,280	758
Non-operating income, net	778	761	795	114

Share of (loss)/income of its subsidiaries and the consolidated VIEs	(52,038)	1,703,629	1,212,325	174,140

Net (loss)/income	(188,074)	1,579,810	1,155,611	165,993

Basic net (loss)/income per share	(1.0309)	8.5754	6.2391	0.8962

Weighted average number of ordinary shares outstanding, basic	182,438,985	184,225,643	185,219,586	185,219,586

Diluted net (loss)/income per share	(1.0309)	8.4813	6.1951	0.8899

Weighted average number of ordinary shares outstanding, diluted	182,438,985	186,270,515	186,535,464	186,535,464

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net (loss)/income	(188,074)	1,579,810	1,155,611	165,993

Other comprehensive (loss)/income, net of tax of nil: Foreign currency translation adjustment	(17,979)	7,737	1,626	234
Unrealized (losses)/gains on available-for-sale investments	(411)	(2,414)	3,839	551

Comprehensive (loss)/income	(206,464)	1,585,133	1,161,076	166,778

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net (loss)/income	(188,074)	1,579,810	1,155,611	165,993
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities:
Share of income/(loss) of its subsidiaries and the consolidated VIEs	52,038	(1,703,629)	(1,212,325)	(174,140)
Share-based compensation	125,569	119,998	43,941	6,312
Dividends received	540,000	—	—	—
Changes in operating assets and liabilities
Prepaid expenses and other assets	348	(2,405)	109	16
Accrued expenses and other liabilities	10,899	(5,944)	(2,337)	(336)

Net cash provided by/(used in) operating activities	540,780	(12,170)	(15,001)	(2,155)

Cash Flows from Investing Activities:
Amounts due from/to its subsidiaries and the consolidated VIEs	(11,523)	(6,678)	(13,867)	(1,991)
Purchase of held-to-maturity investments	(326)	—	—	—
Redemption of held-to-maturity investments	34,347	—	—	—
Purchase of available-for-sale investments	(35,164)	(46,379)	(91,050)	(13,079)
Proceeds on disposal of available-for-sale investments	—	—	93,343	13,408

Net cash used in investing activities	(12,666)	(53,057)	(11,574)	(1,662)

Cash Flows from Financing Activities:
Dividends paid to shareholders	(605,238)	(106,626)	—	—
Repurchase of ordinary shares	—	(254)	(36,843)	(5,292)

Net cash used in financing activities	(605,238)	(106,880)	(36,843)	(5,292)

Effect of foreign exchange rate changes	(17,163)	3,423	322	46

Net decrease in cash and cash equivalents	(94,287)	(168,684)	(63,096)	(9,063)
Cash and cash equivalents, beginning of year	394,505	300,218	131,534	18,894

Cash and cash equivalents, end of year	300,218	131,534	68,438	9,831

YIREN DIGITAL LTD.

SCHEDULE I-NOTES TO THE CONDENSED FINANCIAL INFORMATION

1.	BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Parent Company used the equity method to account for investments in its subsidiaries and the consolidated VIEs and the consolidated VIEs’ subsidiaries.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Group and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements.

2.	INVESTMENTS IN SUBSIDIARIES AND VIES

The Company, its subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Parent Company’s stand-alone financial statements, its investments in its subsidiaries and the consolidated VIEs and the consolidated VIEs’ subsidiaries are reported using the equity method of accounting. The Parent Company’s share of income and losses of its subsidiaries and the consolidated VIEs and the consolidated VIEs’ subsidiaries are reported as shares of income/(loss) of its subsidiaries and the consolidated VIEs and the consolidated VIEs’ subsidiaries in the condensed financial information to the Parent Company.

3.	AMOUNTS DUE FROM/TO ITS SUBSIDIARIES AND THE CONSOLIDATED VIES

Amounts due from its subsidiaries and the consolidated VIEs represent an interest-free, unsecured and repayable on demand loan provided to Yiren Digital HK and Hengcheng and dividend receivable from Yiren Digital HK. Amounts due to its subsidiaries and the consolidated VIEs represent amounts paid by its subsidiaries on behalf of the Parent Company.

4.	AMOUNTS DUE TO RELATED PARTIES

As of December 31, 2019, amounts due to related parties represent the amounts payable to Puxin for the disposal of Huimin.