Form 20-F
period 2020-12-31
Yiren Digital Ltd.
filed 2021-04-29
CIK 1631761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Na Mei, Chief Financial Officer Telephone: +86 10 5395-3680 Email: ir@yirendai.com 10/F, Building 9, 91 Jianguo Road Chaoyang District, Beijing 100022 The People’s Republic of China
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

167,965,710 ordinary shares, par value US$0.0001 per share, as of December 31, 2020.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

☐ Yes   ☒ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b2 of the Exchange Act).

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

•                  “prime borrower” refers to credit card holders with stable credit performance and sufficient repayment capabilities. In determining whether a prospective borrower has stable credit performance and sufficient repayment capabilities, we review such borrower’s credit card statement for the last six months and/or credit report from the People’s Bank of China, or the PBOC, for the last five years and re-evaluate the secured asset’s valuation for secured loans, as applicable;

•                  “AUA” refers to the total market value of the investments for which we manage on behalf of our investors under our wealth management services.

•                  “RMB” and “Renminbi” refer to the legal currency of China;

•                  “US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•                  “Yiren Credit” refers to our credit-tech platform that has the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products funded by investors;

•                  “Yiren Digital,” “we,” “us,” “our company” and “our” refer to Yiren Digital Ltd., its subsidiaries and its consolidated variable interest entities; and

•                  “Yiren Wealth” refers to our wealth management platform that specifically targets the mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions.

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

ii

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive personal financial service platform. In connection with the business restructuring, we had disposed of and ceased control over the online consumer lending platform targeting individual investors as the funding source (the “Disposed Business”). The Disposed Business was operated by Hengcheng Technology Development (Beijing) Co., Ltd. (“Hengcheng”), a variable interest entity of our company, and CreditEase had, through its subsidiaries and affiliates, obtained control over Hengcheng and the Disposed Business operated by Hengcheng, and paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. As a result of the restructuring, the funding source for Yiren Credit will include investments from institutional funding partners only.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

In July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates the Acquired Businesses. As our company and the Acquired Businesses have been under the common control of CreditEase since the establishment of our company, ASC 805-50 requires that our financial statements be recast to retroactively reflect the acquisition of the Acquired Businesses for all the applicable prior periods presented. Item 3.A of Form 20-F requires that selected financial information be presented for the registrant’s most recent five fiscal years. However, registrants are permitted to omit up to two of the earliest years in such five-year period in certain circumstances. Recast financial statements of our company reflecting the inclusion of the Acquired Businesses for the year of 2016 have never been previously prepared and significant time and expense would be required to prepare the selected financial information for our company that gives retrospective effect to the acquisition of businesses under common control for the earliest two years of the five-year period. Therefore, we represent that it would require unreasonable effort and expense and involve undue hardship to comply with Item 3.A of Form 20-F with respect to the presentation of recast selected financial information as of and for fiscal year ended December 31, 2016.

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive personal financial service platform. In connection with the business restructuring, we had disposed of and ceased control over the Disposed Business. The Disposed Business was operated by Hengcheng, a variable interest entity of our company, and CreditEase had, through its subsidiaries and affiliates, obtained control over Hengcheng and the Disposed Business operated by Hengcheng, and paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information.

The following selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected recast consolidated statements of operations data for the year ended December 31, 2018 have been derived from our audited recast consolidated financial statements included in this annual report beginning on page F-1 which reflect the acquisition of the Acquired Businesses under common control. The following selected recast consolidated statements of operations data for the year ended December 31, 2017 and the selected recast consolidated balance sheet data as of December 31, 2018 have been derived from our audited recast consolidated financial statements not included in this annual report. The following selected recast consolidated balance sheet data as of December 31, 2017 are derived from our unaudited recast consolidated balance sheet as of December 31, 2017 not included in this annual report.

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

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data, and percentages)
Selected Consolidated Statements of Operations Data:
Net revenue (including revenue from related parties of RMB177,341, RMB142,477 and RMB145,442 for the years ended December 31,2018, 2019 and 2020, respectively)	11,534,808	11,244,114	8,616,784	3,961,962	607,199
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB997,203, RMB434,875 and RMB111,550 for the years ended December 31, 2018, 2019 and 2020, respectively)	(9,004,959)	(6,658,270)	(4,457,353)	(1,905,095)	(291,969)
Origination, servicing and other operating costs (including costs from related parties of RMB559,724, RMB409,287 and RMB718,734 for the years ended December 31, 2018, 2019 and 2020, respectively)	(1,242,928)	(1,061,289)	(665,083)	(1,104,682)	(169,300)
General and administrative (including expenses from related parties of RMB584,426, RMB122,338 and RMB 192,934 for the years ended December 31, 2018, 2019 and 2020, respectively)	(1,323,608)	(1,336,247)	(731,806)	(627,368)	(96,149)
Provision for contingent liability	(43,049)	(419,581)	(9,462)	(3,187)	(488)
Allowance for contract assets, receivables and others	—	(992,581)	(1,625,051)	(371,629)	(56,955)
Loss of disposal	—	—	—	(655,839)	(100,512)
Total operating costs and expenses	(11,614,544)	(10,467,968)	(7,488,755)	(4,667,800)	(715,373)

Interest income, net	115,060	73,917	73,367	61,623	9,444
Fair value adjustments related to the consolidated asset backed financing entities	(86,372)	243,122	3,866	(143,988)	(22,067)
Gain on disposal of loan receivables and other beneficial rights	271,125	663,884	159,392	—	—
Other (expenses) / income, net	(32,001)	26,323	32,365	14,844	2,275
Total other income/(expenses), net	267,812	1,007,246	268,990	(67,521)	(10,348)
Income/(loss) before provision for income taxes	188,076	1,783,392	1,397,019	(773,359)	(118,522)
Income tax (expenses)/benefit	(381,210)	(194,287)	(239,228)	80,611	12,354
Share of results of equity investees	5,060	(9,295)	(2,180)	—	—
Net (loss)/income	(188,074)	1,579,810	1,155,611	(692,748)	(106,168)
Weighted average number of ordinary shares outstanding, basic	182,438,985	184,225,643	185,219,586	180,301,898	180,301,898
Basic net (loss)/income per share	(1.0309)	8.5754	6.2391	(3.8422)	(0.5888)
Basic net (loss)/income per ADS (1) (2)	(2.0618)	17.1508	12.4782	(7.6844)	(1.1776)
Weighted average number of ordinary shares outstanding, diluted	182,438,985	186,270,515	186,535,464	180,301,898	180,301,898
Diluted net (loss)/income per share	(1.0309)	8.4813	6.1951	(3.8422)	(0.5888)
Diluted net (loss)/income per ADS (1) (2)	(2.0618)	16.9626	12.3902	(7.6844)	(1.1776)

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

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	2,222,785	2,606,939	3,198,086	2,469,909	378,530
Restricted cash	2,257,537	427,546	71,056	237,239	36,358
Contract assets, net (net of allowance of RMB992,049, RMB1,515,627 and RMB467,306 as of December 31, 2018, 2019 and 2020, respectively)	—	3,909,263	2,398,685	750,174	114,969
Loans at fair value	1,450,707	1,375,221	418,492	192,156	29,449
Financing receivables (net of allowance of nil, nil and RMB32,975 as of December 31, 2018, 2019 and 2020, respectively)	—	—	29,612	1,253,494	192,106
Held-to-maturity investments	24,094	329,597	6,627	3,286	504
Available-for-sale investments	966,353	835,565	460,991	175,515	26,899
Total assets	16,124,352	14,251,815	9,644,420	6,702,253	1,027,165
Secured borrowings	50,000	222,419	18,590	500,500	76,705
Refund liabilities	—	2,145,748	1,801,535	10,845	1,662
Total liabilities	24,014,085	14,615,228	5,154,330	2,924,589	448,213
Total (deficit)/equity	(7,889,733)	(363,413)	4,490,090	3,777,664	578,952

The following selected consolidated statements of operations for the year ended December 31, 2016 and selected consolidated balance sheet data as of December 31, 2016, which did not reflect the Acquired Businesses, have been derived from our audited consolidated financial statements not included in this annual report.

For the Year Ended December 31, 2016
RMB(1)
(in thousands, except for share, per share and per ADS data, and percentages)
Selected Consolidated Statements of Operations Data:
Net revenue	3,237,991
Operating costs and expenses:
Sales and marketing	(1,571,038)
Origination, servicing and other operating costs	(180,076)
General and administrative	(320,848)
Provision for contingent liability	(81,263)
Total operating costs and expenses	(2,153,225)
Interest income, net	36,843
Fair value adjustments related to consolidated asset backed financing entities	(19,735)
Other income, net	575
Income before provision for income taxes	1,102,449
Income tax benefits	13,949
Net income	1,116,398
Weighted average number of ordinary shares outstanding:
Basic	118,240,414
Net income per ordinary share
Basic	9.4418
Net income per ADS(2)
Basic	18.8836
Weighted average number of ordinary shares outstanding:
Diluted	118,937,082
Net income per ordinary share
Diluted	9.3865
Net income per ADS(2)
Diluted	18.7730

(1)         Starting from the second quarter of 2016, we changed our reporting currency from the U.S. dollar to RMB to reduce the impact of increased volatility of the RMB to US$ exchange rate on our reported operating results. The change in our reporting currency has been retroactively reflected for all periods presented herein.

(2)         Each ADS represents two ordinary shares.

As of December 31, 2016
RMB
(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	968,225
Restricted cash	1,218,286
Loans at fair value	371,033
Held-to-maturity investments	98,917
Available-for-sale investments	1,158,000
Total assets	4,783,388
Liabilities from quality assurance program	1,471,000
Total liabilities	2,643,469
Total equity	2,139,919

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

The market for China’s loan facilitation and wealth management solutions are emerging and in general remain at relatively preliminary stages of development and may not continue to develop as rapidly as expected. The regulatory framework for the industries we operate in is also evolving and may remain uncertain for the foreseeable future.

We launched our online marketplace in March 2012 and have a limited operating history. Starting in the fourth quarter of 2014, we began offering loan products with different pricing grades. In the second quarter of 2017, we further launched a new credit scoring system, the Yiren score, which can be used to more accurately characterize a borrower’s credit profile. We have also established an open fintech sharing platform “Yirendai Enabling Platform,” or YEP, to provide big data-backed anti-fraud, risk management and precise customer acquisition solutions to financial institutions and industry partners. As a result of our strategic business realignment with CreditEase in 2019, we have begun operating our business on a more diverse and scalable mix of service platforms——Yiren Credit and Yiren Wealth. Yiren Credit is our credit-tech platform that has the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products funded by retail and institutional investors. Yiren Wealth is our wealth management platform that specifically targets the mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions. On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive personal financial service platform. In connection with the business restructuring, we had disposed of and ceased control over the online consumer lending platform targeting individual investors as the funding source (the “Disposed Business”). The Disposed Business was operated by Hengcheng, a variable interest entity of our company, and CreditEase had, through its subsidiaries and affiliates, obtained control over Hengcheng and the Disposed Business operated by Hengcheng, and paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. As a result of the restructuring, the funding source for Yiren Credit will include investments from institutional funding partners only.

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

•                  attract sufficient funding from institutional funding partners;

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

We are subject to all risks and challenges inherent in developing business enterprise in emerging and evolving industries. If the market for our marketplace does not develop as we expect, or if we fail to address the needs of our target market, or other risks and challenges, our business and results of operations will be harmed.

We had a business restructuring in 2020 and this business restructuring may not be successful ultimately.

On December 31, 2020, as a result of a business restructuring, we had disposed of and ceased control over the Disposed Business and CreditEase had obtained control over the Disposed Business and paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash.

It is uncertain whether this business restructuring will eventually bring us benefits as we anticipated. If we fail to achieve some or all of the expected benefits of this business restructuring, our competitive position, business, financial condition and results of operations could be materially and adversely affected.

Even if this business restructuring is implemented successfully as we planned, there might also be other issues and negative consequences arising from this business restructuring such as a loss of continuity, a loss of customer base, internal control issues, changes in employee structure as well as other unexpected consequences, any of which may have a material adverse effect on our competitive position, business, financial condition and results of operations.

For instance, our brand and reputation may be negatively affected by the fact that we once operated the online lending information intermediary business. The stringent regulatory actions on online lending information intermediaries have decimated online lending information intermediary service. Although we have disposed of and ceased control over the Disposed Business, our brand and reputation may also be negatively affected by the fact that we once operated the online lending information intermediary business. Moreover, as CreditEase takes over the control of the investor protection program and is responsible to ensure the winding-down of the outstanding loan collection activities regarding the Disposed Business in an orderly manner in accordance with the related rules and regulations, any negative development in CreditEase’s winding-down of the outstanding loan collection activities relating the Disposed Business may also negatively affect the relevant governmental authorities’ view on us or our brand, reputation and even business.

If we are unable to obtain adequate funding from institutional funding partners to meet user demand for loans on our platform, our business and results of operations will be adversely affected.

The growth and success of our operations depend on the availability of adequate funding to meet users’ demand for loans on our platform. As a result of our business restructuring in December 2020, our funding sources will include investments from institutional funding partners only. Our institutional funding partners primarily include commercial banks, trusts, and microloan and financial leasing companies. In 2020, 82.5% of loans facilitated on our platform were funded by our institutional funding partners. To maintain a high growth momentum of our marketplace, we must continuously attract more institutional funding partners to our marketplace. If there is insufficient funding from our institutional funding partners, borrowers may not be able to obtain capital through our marketplace and may turn to other sources for their borrowing needs. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgated new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. Our cooperation with institutional funding partners is not on an exclusive basis. If the governmental authorities further tighten the regulations on the online consumer finance industry, our institutional funding partners would become more selective in choosing partners for referring borrowers and facilitating loans for them. The competition we face would become even more intensely. If we fail to continuously meet their requirements or needs, our financial institution partners may stop cooperating with us and turn to our competitors, which may also materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain or increase the volume of loans facilitated through our marketplace or if we are unable to retain existing borrowers or investors or attract new borrowers or investors, our business and results of operations will be adversely affected.

The growth of our marketplace is dependent on the increase in the volume of loans facilitated and the sales volume of our current investment products through our marketplace, which may be affected by several factors, including the regulatory environment, our brand recognition and reputation, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the spectrum and attractiveness of our current investment products, the efficiency of our platform, the macroeconomic environment and other factors.

To maintain the high growth momentum of our marketplace, we must continuously increase the volume of loans and the sales volume of our current investment products by retaining current participants and attracting more users whose financing or investment needs can be met on our marketplace. If there is insufficient funding from our institutional funding partners, borrowers may not be able to obtain capital through our marketplace and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient funding from our institutional funding partners or if borrowers do not continue to participate in our marketplace at the current rates due to any change we may be required to make to the way we conduct our business to ensure compliance with existing or new PRC laws and regulations or due to other business or regulatory reasons, we might not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

To the extent permitted by laws and regulations, we intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels. We utilize online channels, such as search engine marketing, search engine optimization, partnerships with internet companies and internet traffic acquisition from third-party online loan products marketplaces, as well as offline channels for user acquisition. We used to rely on CreditEase’s nationwide service network for offline borrower acquisition. In 2018, 38.4% of our borrowers were acquired through referrals from CreditEase, contributing 43.1% of the total amount of loans facilitated through our marketplace. As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui Information Consultant (Beijing) Co., Ltd., or CreditEase Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. In 2019 and 2020, 53.0% and 21.7% of our borrowers were acquired through CreditEase Puhui, respectively, contributing 52.4% and 68.4% of the total amount of loans facilitated through our marketplace, respectively. There is no assurance that we will be successful with our user acquisition efforts. If any of our current user acquisition channels become less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to acquire new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors, and may even lose our existing borrowers and investors to our competitors. If we are unable to attract qualified borrowers and sufficient funding from our institutional funding partners or if borrowers and investors do not continue to participate in our marketplace at the current rates, we might be unable to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

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

In January 2021, the PBOC published the draft of Administrative Measures for Credit Reporting Business for comment, or the Draft Credit Reporting Measures. According to the Draft Credit Reporting Measures, credit information refers to information used to determine the credit status of individuals and enterprises when providing services for financial and economic activities, including but not limited to identity, address, transportation, communication, debts, property, payment, consumption, production and operation, fulfillment of legal obligations and other information of individuals and enterprises, as well as analysis and evaluation of the credit status of individuals and enterprises based on the foregoing information. We organize, store and analyze information provided by users and third parties. This information and data contains certain personal information of users, a portion of which, upon their consent, we may provide to our marketplace investors and/or make available on YEP as part of the big data backed anti-fraud, risk management, and precise customer acquisition solutions provided to financial institutions and industry partners. Due to the lack of further interpretations of the current regulations governing the personal credit reporting business, it is uncertain whether we would be deemed to engage in the personal credit reporting business. We cannot assure you that we will not be required in the future to obtain approval or license for the personal credit reporting business and comply with the relevant regulations, which may be costly, or become subject to penalties associated with regulations governing the personal credit reporting business.

According to the Financing Guarantee Rules, without the approval by the competent government department, no entity may operate the financing guarantee business in which such entity acts as a guarantor providing guarantee to the guaranteed parties as to their loans, bonds or other types of debt financing. If any entity engages in the financing guarantee business without such approval, the entity may be subject to penalties, including ban or suspension of business, confiscation of revenues related to financing guarantee business, fines and criminal liabilities. Circular 141 further sets out that a banking financial institution shall not accept any credit enhancement service, ultimate commitment or any other disguised credit enhancement service provided by any third-party institution without guarantee qualifications. We cooperated with a bank to furnish borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. Since the promulgation of Circular 141, we have suspended the cooperation with the bank. Due to the lack of further interpretations and the evolving regulatory environments, it is uncertain whether we would be deemed by the PRC regulatory authorities as operating financing guarantee business, which is prohibited by the Interim Measures. We cannot assure you that we will not be subject to sanctions imposed by relative PRC regulatory agencies, or be required in the future to obtain approval or license for financing guarantee business to continue our cooperation with banks. In July 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC, published the Interim Measures for the Administration of Internet Loans of Commercial Banks, or the Commercial Banks Measures, which stipulates several rules on Internet loans provided by Commercial Banks. We cannot assure you that our cooperation with commercial banks will remain in compliance with the Commercial Banks Measures.

The laws, rules and regulations continue to evolve in this emerging industry, and the interpretation of these laws, rules and regulations by the local authorities may be different from our understanding. We cannot be certain that our practices would not be deemed to violate any existing or future laws, rules and regulations. For instance, since the online insurance industry in China is evolving rapidly, the CBIRC has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. We face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. Moreover, there exist uncertainties as to how the regulatory environment might change.

On December 14, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021. Hexiang Insurance Broker Co., Ltd., or Hexiang Insurance, conducts online insurance brokerage business in the PRC and is subject to the Regulatory Measures. The Regulatory Measures significantly changes regulatory regime for online insurance business in various aspects. For example, the Regulatory Measures requires insurance institutions (including insurance carriers and insurance intermediary service providers, such as insurance brokerage companies and insurance agency companies) to (i) establish internal policies with regard to personnel management, customer information protection and internal control, (ii) enhance compliance management of promotional materials and marketing activities, (iii) meet certain detailed requirements for sales activities, and (iv) protect the information right of consumers by making appropriate disclosure. In particular, the Regulatory Measures requires online insurance transactions being conducted through online interfaces operated by insurance institutions only, and prohibits insurance institutions to set default option for customer and impose any restriction on the cancellation of automatic payment to affect customer’s choice during the sales process of insurance products. The Regulatory Measures prohibits entities which are not insurance institutions from conducting insurance businesses, such as consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection. The Regulatory Measures also does not explicitly allow the entities which are not insurance institutions to conduct marketing activities for online insurance products. In addition, the Regulatory Measures sets a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. In particular, insurance institutions engaged in online insurance products sales business shall have IT systems that are certified as Safety Level III Computer Information Systems or above level. It might be costly for us to stay in compliance with the heightened requirements and standards in the Regulatory Measures. The Regulatory Measures sets out a ramp-up process allowing market participants to achieve full compliance in phases until February 1, 2022, however, we cannot assure you that we can timely adjust our current business operations to achieve and maintain full compliance. For details of the Regulatory Measures, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Insurance Business.”

The regulatory framework in China’s insurance industry is evolving and undergoing significant changes. Further development of regulations applicable to us may result in additional restrictions on our business operations. We may have to adjust our business practice and operations to comply with the continuously changing regulatory requirements. For example, in January 2021, the CBIRC published the draft Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the Draft Circular, for comment among insurance industry participants. The Draft Circular requires that each installment of premium of certain insurance products less than one year term, such as accident insurance and health insurance shall be equal. The Draft Circular also provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products, which may affect the amount of insurance brokerage commission we charge on the relevant insurance products and adversely affect our financial condition. As of the date of this prospectus, the Draft Circular is still pending approval and has not come into effect. It remains uncertain when and how the Draft Circular would come into effect, and whether and how CBIRC would promulgate relevant rules related to us. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to consumers.

Our financing guarantee and insurance brokerage business are subject to the supervision of financial authorities. While we have not been subject to any regulatory penalties as of the date of this annual report in connection with such financing guarantee and insurance brokerage business practices, we may be subject to regulatory warnings, correction orders, condemnation and fines and may be required to further modify our business if any of our financing guarantee or insurance brokerage companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance.

If our business arrangements with certain institutional investors were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected.

As part of our strategy to expand our institutional investor base, we may from time to time explore alternative funding initiatives, including through standardized capital instruments, such as the issuance of asset-backed securities.

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

Our ability to attract borrowers and institutional funding partners to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a borrower’s credit profile and maintain low default rates. To conduct this evaluation, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. Our credit scoring model aggregates and analyzes the data submitted by a borrower, as well as the data we collect from a number of internal and external sources, and then generates a Yiren score for the prospective borrower. The score will be further used to approve and classify the borrower into one of the five segments in our current risk grid. If our credit scoring model contains programming or other errors, is ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified or mispriced loans or incorrect approvals or denials of loans. If we are unable to effectively and accurately assess the credit profiles of borrowers, segment borrowers into the appropriate grade in the risk grid, or unable to maintain low default rates of loans facilitated by our platform. In addition, the foregoing will also have an impact on collectability of service fees, resulting in higher allowances for contract assets.

Historically, loans generated from our online channels generally have experienced higher delinquency rates and higher charge-off rates as compared with loans referred from offline channels. If the proportion of loans generated from our online channels increases as opposed to loans generated from our offline channels, the overall delinquency rates and charge-off rates of loans facilitated by our platform may increase. In addition, once a loan application is approved, we do not further monitor certain aspects of the borrower’s credit profile, such as changes in the borrower’s credit report and the borrower’s purchasing pattern with online merchants. If the borrower’s financial condition deteriorates, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain low default rates for loans facilitated by our platform. Prior to the completion of our business realignment with CreditEase, the borrowers that we served were primarily prime borrowers. After the completion of the business realignment with CreditEase, we expand to serve new borrower groups beyond prime borrowers, and we may find it difficult or unable to maintain low default rates of loans facilitated through our marketplace. Although we collaborate with insurance and guarantee companies to provide credit enhancement for loans facilitated through our marketplace, if widespread defaults were to occur, institutional funding partners may incur losses and cease collaboration with us, the insurance and guarantee companies that cooperate with us may raise their insurance premium and guarantee service fees, which may cause us to lower fee rates to stay competitive in acquiring borrowers, and our business and results of operations may be materially and adversely affected.

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

•                  borrowers and institutional funding partners using our platform may not like, find useful or agree with any changes;

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

Our business depends on our ability to collect payment on the transactions we facilitate.

Historically, we used to provide loan collection services to the individual investors who funded through our platform. After we disposed of and ceased control over the Disposed Business, we can assist our institutional funding partners in the loan collection services upon their request. As of December 31, 2020, most of our institutional funding partners performed loan collection by themselves and we did not provide such services. However, if requested, we can utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform or a payment platform delegated by the institutional funding partners. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages and phone calls on the day a repayment is due. Once a repayment is past due, we also send additional reminder text messages during the first fourteen days of delinquency. The collections process commences once a loan is fifteen days delinquent. To facilitate repayment, the collections process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages and emails are sent to a delinquent borrower as soon as the collections process commences, and if the payment is still outstanding, the collection team will make phone calls. Although most stages of the collections process are outsourced to CreditEase, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while CreditEase collection teams have the discretion to make decisions for the loans that are below such threshold.

However, despite such collection efforts, we cannot assure you that we will be able to collect the relevant payments as expected. Failure to collect payments and maintain low default rates for loans facilitated by our platform will have an adverse effect on our business operations, financial position and results of operations. Furthermore, any misconduct in our collection practice (including that of CreditEase carried out on our behalf) that is considered not to be in compliance with the relevant laws, rules and regulations may harm our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective borrowers to apply for loans on our platform, or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations. In addition, if any laws, rules or regulations are adopted by the regulatory authorities in the future imposing additional restrictions on debt collection practice, we may need to modify our collection efforts accordingly.

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

If the market acceptance of the online wealth management products offered by us, or the online wealth management products in general, declines, and we fail to retain our investors by developing and promoting our other wealth management products as alternative investment portfolio options for investors, we may suffer a loss of our investor base, and our business, operation results and financial status will be adversely impacted.

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

We have established strategic partnerships with multiple financial institutions in the ordinary course of our business, including joint-stock banks, city banks, internet banks, insurance companies and trust companies. For example, we cooperate with insurance and guarantee companies to provide credit enhancement for loans facilitated through our marketplace. If these insurance and guarantee companies fail to perform any of their contractual obligations, our institutional funding partners may cease collaboration with us, which could materially harm our reputation and growth of our marketplace. If any of these insurance and guarantee companies is unable or unwilling to continue operating in the line of business that is the subject of their cooperation with us for regulatory, business or other reasons, we may not be able to obtain similar relationships on terms acceptable to us in a timely manner, or at all. If any of the foregoing were to occur, our reputation, business and results of operations would be materially and adversely affected.

Our wealth management business involves relatively new business models, and we may not be successful in operating our wealth management business.

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

Our wealth management business primarily distributes short-term cash management products, mutual fund investment products, insurance products and securities and stock products. Some underlying wealth management products are offered by third parties. The acceptance and popularity of our platform is partially premised on the reliability of the relevant underlying wealth management products and information on our platform. We rely on the relevant third-party providers of the relevant wealth management products for the authenticity of their underlying products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from these third-party providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party providers or their agents provide inauthentic financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective investors. In addition, if our investors purchase the underlying wealth management products that they discover on our platform and they suffer losses, they may blame us and attempt to hold us responsible for their losses, even though we have made risk disclosures before they invest. Our reputation could be harmed, and we could experience reduced user traffic to our platform, which would adversely affect our business and financial performance.

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

The industries we are operating in are competitive and evolving. We compete with financial products and companies that attract borrowers and investors, partners or all of these. For our credit business, we compete with other consumer finance marketplaces. For our wealth management business, we compete with the private banking departments of domestic and global banks, insurance companies and securities firms that provide wealth management services.

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

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new borrowers and investors and retaining existing borrowers and investors on our marketplace. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient investors depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future, or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Credit and other information that we receive from third parties about a borrower may be inaccurate, discontinued, or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain borrower credit information from third parties, such as financial institutions and e-commerce providers, and assess applicants’ credit and assign credit scores to borrowers based on such credit information. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data. We currently do not have a comprehensive way to determine whether borrowers have obtained loans through other consumer finance marketplaces, creating the risk whereby a borrower may borrow money through our marketplace in order to pay off loans on other consumer finance marketplaces. Additionally, there is a risk that, following our obtaining a borrower’s credit information, the borrower may have:

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

We may not be able to achieve profitability in the future.

We had a net income of RMB1,579.8 million, RMB1,155.6 million and a net loss of RMB692.7 million (US$106.2 million) in 2018, 2019 and 2020, respectively. We also had accumulated deficit of RMB1,673.6 million, RMB533.5 million and RMB1,257.6 million (US$192.7 million) as of December 31, 2018, 2019 and 2020, respectively. We cannot assure you that we will be able to continue to generate net income or will have positive retained earnings in the future. Our operating expenses may increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, investors and partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the default rates of the loans facilitated through our platform may be higher than expected, which may lead to lower than expected net revenue. Furthermore, we have adopted share incentive plans in September 2015, July 2017 and June 2020, and we may grant equity-based awards to eligible participants from time to time under the plan, which will result in share-based compensation expenses to us. As a result of the foregoing and other factors, our net revenue growth may slow, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our net revenue, expenses, net loss or net income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

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

•                  promulgation of new rules and regulations applicable to, or heightened regulatory scrutiny of, the online consumer finance industry;

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

In 2018, we had a negative cash flow (reflecting the Acquired Businesses and the Disposed Business) of RMB3,959.1 million from operating activities. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Operating Activities.” Although we had a positive cash flow of RMB274.2 million and RMB282.0 million (US$43.2 million) in 2019 and 2020, respectively, we cannot assure you that we will be able to have a positive cash flow in the future. Going forward, our ability to collect fees from customers, in particular transaction fees from borrowers, will continue to affect our liquidity and cash flow condition. Inability to collect payments from customers in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

Fraudulent activity on our marketplace could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity both on our marketplace and associated with borrowers, investors and third parties handling borrower and investor information. For example, we detected an organized fraud incident concerning our FastTrack loan products in July 2016. After uncovering the fraud incident, we had suspended the offering of the FastTrack loan products until late July 2016 when we implemented more stringent requirements aiming to prevent similar types of fraud incidents. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. In addition, our anti-fraud and verification processes for borrowers from offline channels and online channels may differ, and such processes with respect to borrowers from online channels may not be as extensive as those from offline channels. If we increase the proportion of loans generated from our online channels as opposed to our offline channels, we may experience an increase in fraudulent activity on our platform. Significant increases in fraudulent activity could negatively impact our brand and reputation, reduce the volume of loan transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which would increase our costs. High profile fraudulent activity could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition would be materially and adversely affected.

The wealth management products that we distribute involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute a variety of wealth management products through our wealth management business, including short-term cash management products, mutual fund investment products, insurance products and securities and stock products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks.

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

Because a portion of the commissions and recurring service fees we earn on the distribution of wealth management products are based on commission and fee rates negotiated with financial product providers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

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

The wealth management products we distribute are supplied by a selected number of financial product providers, including commercial banks, mutual fund management companies, and insurance companies. Although our wealth management business has a broad coverage of most major product providers in the market, due to our stringent screening process and rigorous risk management standards, a significant portion of the products distributed by us are sourced from a limited number of product providers, and thus we rely on our relationships with those important product providers. In 2020, our top three independent financial product providers accounted for approximately 70.9% of the aggregate value of all the products we distributed through our wealth management business. Our relationships with financial product providers are governed by distribution agreements. These agreements establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These agreements typically are entered into on a product by product basis and expire at the expiration date of the relevant financial product. For any new financial products, new agreements need to be negotiated and entered into. If financial product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their financial products, or the terms of our contracts with them become less beneficial to us, our business and operating results could be materially and adversely affected.

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

The profitability of our business depends on the interest and fee rates at which our borrowers are willing to borrow, and the interest at which our institutional funding partners are willing to lend, subject to limitations of PRC laws and regulations. We have taken measures to aim to react to the fluctuations in the interest rate environments. However, if we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our institutional funding partners. For example, in a falling interest rate environment, potential borrowers may seek lower priced loans from other channels if we do not lower the interest and fee rates on our loan products.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrower willingness to seek loans and investor ability and desire to invest. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to consumer credit and wealth management businesses. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. For example, many of our investors may delay or reduce their investment through our marketplace. Adverse economic conditions could also reduce the number of qualified borrowers seeking loans through our marketplace, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated through our marketplace and our net revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

As of December 31, 2018, 2019 and 2020, we had cash and cash equivalents of RMB2,606.9 million, RMB3,198.1 million and RMB2,469.9 million (US$378.5 million), respectively. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and related rules require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ended December 31, 2020. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures.”

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

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-competition agreements with our employees to protect our proprietary rights. As of the date of this annual report, we had 381 registered trademarks and had applied to register 474 trademarks with the Trademark Office of the National Intellectual Property Administration. In addition, we have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks. However, the trademark licenses granted by CreditEase to us have not been filed with the Trademark Office of the National Intellectual Property Administration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview— Regulation—Regulation on Intellectual Property Rights.” We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

While we believe the business realignment would enhance our market position as a leading comprehensive fintech platform, enable us to better leverage synergies between our existing businesses and the businesses we assumed from CreditEase and improve our overall operating efficiency, this transaction, as well as other acquisitions, could expose us to business risks, including but not limited to financial and operational risks. For example, as part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. If borrower acquisition through CreditEase Puhui decreases or becomes less effective or the quality of the borrowers acquired through CreditEase Puhui does not meet our borrower qualification standards, our business and results of operations may be adversely and materially affected. There also can be no assurance that we would be able to find other acquisition channels on commercially reasonable terms, or at all.

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

Although we performed due diligence investigations of the businesses and assets that we will assume, and will also do so for future acquisitions, there may be liabilities related to the acquired business or assets that we fail to, or are unable to, uncover during the due diligence investigation and for which we, as a successor owner, may be responsible. When feasible, we seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by a price adjustment mechanism and/or deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor, or for other reasons. For example, to further diversify our business operation and revenue sources, we acquired Varengold Capital Securities Limited, a securities dealer registered with Hong Kong Securities and Future Commission possessing Type 1 and Type 2 License, in January 2020. See “Item 4. Information on the Company—A. History and Development of the Company.” These strategic acquisitions involve risks commonly encountered in business relationships, such as potential unknown liabilities for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other unknown liabilities, which may adversely affect our reputation, business and results of operations. Furthermore, due to our lack of sufficient prior experience and unfamiliarity with potential market segments, we may not be able to operate the businesses under Type 1 and Type 2 License and the PRC insurance brokerage license successfully, achieve expected results or generate sufficient revenues to offset the associated acquisition costs, which may have an adverse impact on our financial condition and results of operations. In addition, the brokerage industry in Hong Kong is highly regulated. Our business operations under Varengold Capital Securities Limited are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, or collectively the “HK Brokerage Service Rules”. These HK Brokerage Service Rules set out the licensing requirements, regulate our operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to our business operations. Failure to comply with applicable HK Brokerage Service Rules can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights. Any outcome may affect our ability to conduct business in Hong Kong, harm our reputation and consequently adversely affect our business, financial condition, results of operations and prospects.

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

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday in 2020, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 had also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We had seen delinquency volatilities and a significant decrease in loan volumes and revenues in the first half of 2020. We had taken a series of measures in response to the outbreak, including, among others, remote working arrangement for some of our employees, suspension of our offline customer acquisition activities and cancellation of non-essential business travels to ensure the safety and health of our employees. These measures reduced the capacity and efficiency of our operations.

The outbreak of COVID-19 resulted in the suspension of our offline customer acquisition activities in the month of February 2020. This has impacted our operations which resulted in an increase in delinquency volatilities and a significant decrease in revenues and loan volumes in the first quarter of 2020.

In addition, to respond the impact of COVID-19 outbreak and help our customers who suffered financial hardship, we launched special customer care program in the second quarter of 2020, providing discount or payment relief for those who were materially affected by the COVID-19 outbreak, which negatively affected our total revenues generated in the year of 2020.

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience great economic uncertainty, which may impact our business in a materially negative way as our users and clients may be less inclined to borrow or invest in wealth management products. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers have also been constrained and impacted, which may have a negative impact on our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Consequently, the COVID-19 pandemic may continue to materially adversely affect our business, financial condition and results of operations in 2021. The extent to which this pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the virus infection, the success or failure of efforts to contain or treat the cases, and future actions we or the authorities may take in response to these developments.

Risks Related to Our Carve-out from CreditEase and Our Relationship with CreditEase

We rely on our parent company, CreditEase, for the successful operation of our business.

We have limited experience operating as a stand-alone company. We commenced our online consumer finance marketplace business in March 2012, and Yirendai Ltd. was incorporated in 2014 in the Cayman Islands (and was renamed as Yiren Digital Ltd. in 2019) as a wholly owned subsidiary of CreditEase. Founded in 2006 by our executive chairman, Mr. Ning Tang, CreditEase is a large financial services company focusing on providing inclusive finance and wealth management products and services in China. Inclusive finance focuses on providing access to affordable and responsible financing solutions to those in China who are often unable to gain such access. We completed our carve-out from CreditEase in the first quarter of 2015. Historically, CreditEase has provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, and also with the services of a number of its executives and employees. In July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates the Acquired Business. On December 31, 2020, as a result of a business restructuring, we had disposed of and ceased control over the Disposed Business, and CreditEase had obtained control over the Disposed Business and paid the designated subsidiaries of the Company an aggregate amount of RMB67.0 million in cash.

Although we have become a stand-alone company, we expect CreditEase to continue to provide us with certain support services going forward. We have also relied on CreditEase for the successful operation of our online consumer finance marketplace. After the business realignment with CreditEase closed in July 2019, we will continue to receive certain business consulting and other support services from CreditEase. Although we have entered into a series of agreements with CreditEase relating to our ongoing business cooperation and service arrangements with CreditEase, we cannot assure you that we will continue to receive the same level of support from CreditEase after we become a stand-alone company. The cost of services which CreditEase provides to us may from time to time increase based on commercial negotiations between CreditEase and us. Furthermore, borrowers, investors and business partners may react negatively to our carve-out from or business restructuring with CreditEase. As such, our carve-out from or business restructuring with CreditEase may materially and adversely affect our business. In addition, as a result of our carve-out from or business restructuring with CreditEase, our historical financial performance may not be indicative of our future performances as a stand-alone public company.

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

Prior to our establishment, our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase. We completed our carve-out from CreditEase in the first quarter of 2015, and all of our online consumer finance marketplace business is now carried out by our own subsidiaries and consolidated variable interest entities. Since we and the subsidiaries and variable interest entities of CreditEase that operated our online marketplace business are under common control of CreditEase, our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. In particular, our consolidated balance sheets include those assets and liabilities that are specifically identifiable to our business; and our consolidated statements of operations include all costs and expenses related to us, including costs and expenses allocated from CreditEase to us. Allocations from CreditEase, including amounts allocated to origination, servicing and other operating costs, sales and marketing expenses and general and administrative expenses, were made using a proportional cost allocation method and based on headcount or transaction volume for the provision of services attributable to us. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company prior to our carve-out from CreditEase in the first quarter of 2015. Although our management believes that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for our arrangements with CreditEase and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, upon becoming a stand-alone company, we have established our own financial, administrative and other support systems to replace CreditEase’s systems, the cost of which may have been significantly different from the cost allocation with CreditEase for the same services. Therefore, you should not view our historical results as indicators of our future performance.

Any negative development in CreditEase’s market position, brand recognition or financial condition may materially and adversely affect our marketing efforts and the strength of our brand.

Prior to our initial public offering, we were a wholly-owned subsidiary of CreditEase, and after our initial public offering, CreditEase remains our controlling shareholder. We have benefited significantly and expect to continue to benefit significantly from our association with CreditEase in marketing our brand and our marketplace. We used to rely on CreditEase’s nationwide service network for offline borrower acquisition. In 2018, 38.4% of our borrowers were acquired through referrals from CreditEase, contributing 43.1% of the total amount of loans facilitated through our marketplace. As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. We also benefit from CreditEase’s strong brand recognition in China, which provides us with credibility and a broad marketing reach. If CreditEase loses its market position, the effectiveness of our marketing efforts through our association with CreditEase may be materially and adversely affected. In addition, any negative publicity associated with CreditEase or any negative development in respect of CreditEase’s market position, financial condition, or in terms of its compliance with legal or regulatory requirements in China, will likely have an adverse impact on the effectiveness of our marketing, as well as our reputation and brand.

Our agreements with CreditEase may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our second amended and restated non-competition agreement with CreditEase limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with CreditEase and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under our second amended and restated non-competition agreement with CreditEase, we agree during the non-competition period, which will end on the earliest of (i) the first anniversary of the control ending date, (ii) the date on which the ADSs representing ordinary shares of Yiren Digital cease to be listed on Nasdaq or the New York Stock Exchange (except for temporary suspension of trading of the ADSs), and (iii) December 31, 2035, the fifteenth anniversary of December 31, 2020, the date of the second amended and restated non-competition agreement, not to, subject to certain exceptions, compete with CreditEase in the business or any business that is of the same nature as the business currently conducted by CreditEase, in each case unless as may otherwise be approved in writing by CreditEase. The control ending date refers to the earlier of (i) the first date when CreditEase no longer owns at least 20% of the voting power of our then outstanding securities, or (ii) the first date when CreditEase ceases to be the largest beneficial owner of our then outstanding voting securities (without considering holdings by certain institutional investors).

Such contractual limitations may significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of the online consumer finance marketplace industry in China slow down. In addition, pursuant to our master transaction agreement with CreditEase, we agree to indemnify CreditEase for liabilities arising from litigation and other contingencies related to our business and assume these liabilities as part of our carve-out from CreditEase. The allocation of assets and liabilities between CreditEase and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as CreditEase continues to control us, we may not be able to bring a legal claim against CreditEase in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

CreditEase will control the outcome of shareholder actions in our company.

As of March 31, 2021, CreditEase held 85.4% of our outstanding ordinary shares and total voting power. CreditEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our current memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Conflicts of interest may arise between CreditEase and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•                  Non-competition arrangements with CreditEase. We and CreditEase entered into a second amended and restated non-competition agreement on December 31, 2020, under which we agree not to compete with each other’s core business. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Carve-out Agreements with CreditEase—Second amended and restated non-competition agreement.”

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

•                  Allocation of business opportunities. Under our second amended and restated non-competition agreement with CreditEase, we agree not to compete with CreditEase in the businesses conducted by CreditEase. There may arise other business opportunities that both we and CreditEase find attractive and which would complement our respective businesses. CreditEase may decide to take such opportunities itself, which would prevent us from taking advantage of those opportunities.

•                  Developing business relationships with CreditEase’s competitors. So long as CreditEase remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

Although our company has become a stand-alone public company, we expect to operate, for as long as CreditEase is our controlling shareholder, as an affiliate of CreditEase. CreditEase may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. For example, we may be required to pay CreditEase for services that we currently enjoy free of charge from CreditEase, such as the information and data sharing. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Carve-out Agreements with CreditEase—Amended and Restated Intellectual Property License Agreement.” CreditEase’s decisions with respect to us or our business may be resolved in ways that favor CreditEase and therefore CreditEase’s own shareholders, which may not coincide with the interests of our other shareholders. We have an audit committee, consisting of three independent directors, to review and approve all proposed related party transactions, including any transactions between us and CreditEase. However, we may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved between unaffiliated parties, this may not succeed in practice. Furthermore, if CreditEase sought to alter or violate the terms of the second amended and restated non-competition agreement with us in order to compete with us in the online consumer finance marketplace or otherwise, such conflicts may not be resolved in our favor in light of CreditEase’s controlling interest in us. If CreditEase were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our executive chairman and chief executive officer, Mr. Ning Tang, has considerable influence over us and our corporate matters.

Our executive chairman and chief executive officer, Mr. Ning Tang, has considerable influence over us and our corporate matters. Mr. Tang beneficially owns 43.4% of the total outstanding shares of CreditEase, which is our controlling shareholder, as of March 31, 2021. Moreover, as Mr. Tang, as a director of CreditEase, currently holds three out of the five votes of CreditEase’s board of directors, he therefore controls the decision-making of CreditEase and indirectly has considerable influence over us, our corporate matters and matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our ordinary shares and our ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition) effective from June 23, 2020, as amended, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through (i) a series of contractual arrangements entered into among YouRace Hengchuang Technology Development (Beijing) Co., Ltd. (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), or YouRace Hengchuang, Hengcheng Technology Development (Beijing) Co., Ltd., or Hengcheng, and the shareholders of Hengcheng, which had been terminated on December 31, 2020, (ii) a series of contractual arrangements entered into among Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, Yiren Financial Information Service (Beijing) Co., Ltd., or Yiren Wealth Management, and the shareholders of Yiren Wealth Management, (iii) a series of contractual arrangements entered into among YouRace Hengchuang, Tianjin Linyang Information and Technology Co., Ltd., or Tianjin Linyang, and the shareholders of Tianjin Linyang, and (iv) a series of contractual arrangements entered into among YouRace Hengchuang, CreditEase Puhui, and the shareholders of CreditEase Puhui. As a result of these contractual arrangements, we had ceased control over Hengcheng as of December 31, 2020, and we currently have control over Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Corporate History and Structure.”

In the opinion of our PRC counsel, Han Kun Law Offices, (i) our current ownership structure, the ownership structure of YouRace Hengchuang and Hengyuda, our PRC subsidiaries, and Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, our consolidated variable interest entities, (ii) the contractual agreements among Hengyuda, Yiren Wealth Management and the shareholders of Yiren Wealth Management, (iii) the contractual agreements among YouRace Hengchuang, Tianjin Linyang and the shareholders of Tianjin Linyang, (iv) the contractual agreements among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities”, are, in each case, not in violation of existing PRC laws, rules and regulations; and these contractual agreements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. The equity pledge under each equity pledge agreement has been registered with the competent office of the State Administration for Market Regulation in accordance with the PRC laws. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. See “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations” below. If the ownership structure, contractual arrangements and business of our company, YouRace Hengchuang, Hengyuda, Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of YouRace Hengchuang, Hengyuda, Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, revoking the business licenses or operating licenses of YouRace Hengchuang, Hengyuda, Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated variable interest entities, and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our consolidated variable interest entities and their respective shareholders to operate our wealth management website and mobile application, our credit card management mobile application Waka, and our insurance referral business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organization Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, our consolidated variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such consolidated variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by such consolidated variable interest entities and their respective shareholders of their obligations under the contracts to exercise control over such consolidated variable interest entities. The shareholders of such consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with such consolidated variable interest entities. Although we have the right to replace any shareholder of such consolidated variable interest entities under their respective contractual arrangements, if any shareholder of such consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated variable interest entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with our consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, our consolidated variable interest entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of such consolidated variable interest entities were to refuse to transfer their equity interest in such consolidated variable interest entities, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

We have three consolidated variable interest entities, namely Yiren Wealth Management, Tianjin Linyang, and CreditEase Puhui as of the date of this annual report. The equity interests of Yiren Wealth Management are held by Mr. Ning Tang, our founder and executive chairman, Pucheng Credit Assessment and Management (Beijing) Co., Ltd., and two other individuals, Mr. Fanshun Kong and Ms. Yan Tian. The equity interests of Tianjin Linyang are held by Mr. Yueyue Chen and Ms. Yang Wang, both of whom are our employees. The equity interests of CreditEase Puhui are held by Mr. Ning Tang and Ms. Mei Zhao. Their interests in such consolidated variable interest entities may differ from the interests of our company as a whole. These shareholders may breach, or cause such consolidated variable interest entities to breach, the existing contractual arrangements we have with them and such consolidated variable interest entities, as the case may be, which would have a material adverse effect on our ability to effectively control such consolidated variable interest entities and receive economic benefits from such consolidated variable interest entities. For example, the shareholders may be able to cause our agreements with such consolidated variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Under applicable PRC laws and regulations, arrangements and other transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that (i) the contractual arrangements between Hengyuda, our wholly-owned subsidiary in China, Yiren Wealth Management, our consolidated variable interest entity in China, and the shareholders of Yiren Wealth Management, (ii) the contractual arrangements between YouRace Hengchuang, our wholly-owned subsidiary in China, Tianjin Linyang, our consolidated variable interest entity in China, and the shareholders of Tianjin Linyang, and (iii) the contractual arrangements between Hengyuda, our wholly-owned subsidiary in China, CreditEase Puhui, our consolidated variable interest entity in China, and the shareholders of CreditEase Puhui were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, our consolidated variable interest entities, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by such consolidated variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of such consolidated variable interest entities. In addition, if YouRace Hengchuang or Hengyuda requests the shareholders of such consolidated variable interest entities, as the case may be, to transfer their equity interests in such consolidated variable interest entities, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject YouRace Hengchuang or Hengyuda to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on such consolidated variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our consolidated variable interest entities that are material to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, our consolidated variable interest entities, hold certain assets that are material to the operation of our business. Under the contractual arrangements, our consolidated variable interest entities may not, and their respective shareholders may not cause them to, in any manner, sell, transfer, mortgage or otherwise dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of such consolidated variable interest entities breach these contractual arrangements and voluntarily liquidate such consolidated variable interest entities, or any of such consolidated variable interest entities declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of YouRace Hengchuang and Hengyuda, our PRC subsidiaries, and our consolidated variable interest entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has become effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. In addition, the Supreme People’s Court issued Certain Opinions Concerning the Application of the Foreign Investment Law on December 16, 2019, or the Foreign Investment Law Judicial Interpretations, which provides that investment contract in relation to the investment by foreign investor in a field which is prohibited from foreign investment under the Negative List may be invalidated by the courts. Although we believe contractual arrangements would not be deemed as “investment contract” under the Foreign Investment Law Judicial Interpretations, we cannot assure you that the PRC courts would take the same view as us. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

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

Yiren Wealth Management, our consolidated variable interest entity operating our wealth management website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Yiren Wealth Management to obtain an ICP License and an EDI License.

An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulations on Value-Added Telecommunication Services.” As of the date of this annual report, Yiren Wealth Management is in the process of applying for an ICP License. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Yiren Wealth Management will be required to obtain a separate value-added telecommunications business operating license with respect to the services provided through mobile devices in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

An EDI License is a value-added telecommunications business operating license required for provision of data processing and transaction processing services. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Yiren Wealth Management currently owns the relevant domain names and trademarks in connection with our value-added telecommunications business and has the necessary personnel to operate our websites. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. On October 11, 2018, the PBOC, the CBIRC, and the China Securities Regulatory Commission, or the CSRC, jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports etc. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require YouRace Hengchuang and Hengyuda to adjust their taxable income under the contractual arrangements they currently have in place with our consolidated variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment” above.

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

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by PRC Ministry of Commerce, or MOFCOM, or its local counterpart and the amount of registered capital of such foreign-invested company or two times the net assets provided in the latest audited financial report of such PRC subsidiary, as applicable. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, and Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020, or Circular 64, the maximum amount of foreign debt that each company may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, which may not exceed two and a half times its net assets as indicated in its latest audited financial report. The risk-weighted balance of cross-border financing of a company is calculated based on its outstanding amounts of RMB and foreign currency cross-border debt, multiplied by risk conversion factors corresponding to their respective remaining terms, loan categories and currency. However, for a one-year grace period starting from January 11, 2017, a foreign-invested company such as our PRC subsidiaries may elect to determine the maximum amount of its foreign debt in according with the rules in effect prior to Circular 9, or to comply with Circular 9. On the other hand, PRC domestic companies such as our consolidated variable interest entities must comply with Circular 9. Moreover, according to the Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to our consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed for record with MOFCOM or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within their business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments except principal-secured products issued by banks; (iii) granting loans to nonaffiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investments. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments on the premise by using capital funds without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If our consolidated variable interest entities need financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our consolidated variable interest entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenue in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the PRC Anti-Monopoly Law requires that MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. On March 25, 2019, we entered into a set of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. In December 2019, CreditEase Puhui became our wholly owned subsidiary through a series of internal re-organization transactions. If MOFCOM or any of its local counterparts challenges aforementioned the transaction structure or requires us to complete relevant approval process, we may have to adjust the transaction structure, amend or terminate the definitive agreements or be subject to fines and other administrative sanctions. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit companies qualified as “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and accordingly has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Yiren Hengsheng, one of our PRC subsidiaries, was qualified as a “software enterprise” in April 2021, and accordingly has been eligible for an exemption of enterprise income tax for 2020 and 2021 and a reduced enterprise income tax at the rate of 12.5% from 2022 through 2024. However, Yiren Hengsheng’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Yiren Hengsheng fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Hengyuda, one of our PRC subsidiaries, was eligible for a reduced enterprise income tax rate of 15% since the year 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, Hengyuda’s favorable tax treatment is subject to an annual filing requirement. Moreover, the relevant rules and policy initiative may change, and favorable tax treatment under these rules is available only to companies meeting certain qualifications. Therefore, there is uncertainty as to whether and for how long Hengyuda can continue to enjoy such favorable tax treatment after 2021. If such favorable tax treatment becomes unavailable to Hengyuda in the future, its applicable corporate income tax rate would increase to 25%, which may affect our financial condition and results of operations.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

The trading price of our ADSs has ranged from US$2.70 to US$7.38 per ADS in 2020. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

In June 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20.0 million of our ADSs or ordinary shares. As of December 31, 2020, we had repurchased a total of 521,965 ADSs at an average price of US$11.4 per ADS under this program. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2021, we had 167,968,050 ordinary shares outstanding. Among these shares, 23,615,620 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

We have adopted share incentive plans in September 2015, July 2017 and June 2020, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have registered certain ordinary shares that we may issue under our share incentive plans and intend to register all ordinary shares that we may issue under our share incentive plans. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and relevant lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchased ADSs.

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

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We rely on the exemption available to foreign private issuers for the requirements in terms of (i) shareholder approval of equity compensation plans and any material revisions to the terms of such plans under Section 303A.08 of the NYSE Listed Company Manual, (ii) shareholder approval of issuance of common stock in any transaction or series of related transactions under Section 312.03 of the NYSE Listed Company Manual, and (iii) the requirement of holding an annual meeting during each fiscal year under Section 302.00 of the NYSE Listed Company Manual. As a result of our election to follow home country practice with respect to the foregoing matters, our shareholders will not have the same protection that they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. Other than the home country practice disclosed above, we have followed and intend to continue to follow the applicable corporate governance standards under NYSE rules.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2020, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.  Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Item 4.                                 Information on the Company

A.                                    History and Development of the Company

We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase, which remains our parent company and controlling shareholder. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. We then established a wholly owned subsidiary in Hong Kong, YouRace Digital Holdings HK Limited (formerly known as Yiren Digital Hong Kong Limited or Yirendai Hong Kong Limited), YouRace HK, in October 2014, and YouRace HK further established YouRace Hengchuang Technology Development (Beijing) Co., Ltd. (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), or YouRace Hengchuang, our wholly owned subsidiary in China, in January 2015. YouRace HK further established Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, our wholly owned subsidiary in China, in March 2016. YouRace Hengchuang further established Yiren Information Consulting (Beijing) Co., Ltd. or Yiren Information, our wholly owned subsidiary in China, in August 2017. We established a wholly owned subsidiary, Yiren Blue Boyage Limited, or Blue Boyage, in Cayman Islands in May 2019. We acquired, through Blue Boyage, all outstanding shares of China Glory Securities Company Limited (formerly known as Varengold Capital Securities Limited), or China Glory, a limited liability company incorporated in Hong Kong, in January 2020. China Glory is a securities dealer registered with Hong Kong Securities and Future Commission possessing Type 1 and Type 2 License. We established Yiren Green Management Limited, a limited liability company incorporated in Hong Kong, in December 2019, to support the business operation of China Glory. In September 2019, we renamed our company as Yiren Digital Ltd. We have obtained 100% control over Shenzhen Zhongbang Information Consulting Service Co., Ltd. as a result of business realignment with CreditEase. Shenzhen Zhongbang Information Consulting Service Co., Ltd. became a wholly-owned subsidiary of YouRace Hengchuang in December 2019. Yiren Hengsheng Technology Development (Beijing) Co., Ltd. is currently a wholly-owned subsidiary of YouRace Hengchuang, which provides technology and system support to our inter-group companies.

Hengcheng Technology Development (Beijing) Co., Ltd., or Hengcheng, was established in China in September 2014. We obtained control and became the primary beneficiary of Hengcheng in February 2015 by entering into a series of contractual arrangements with Hengcheng and its shareholders. Hengcheng acquired Dekai Yichuang Asset Management (Shenzhen) Co., Ltd., or Dekai Yichuang, in May 2019 from CreditEase as a part of our business realignment with CreditEase. Dekai Yichuang acquired the majority of the equity interest of Hainan Haijin Yichuang Data Information Service Co., Ltd., or Yichuang Data, in May 2019 and Yichuang Data became our wholly owned subsidiary in October 2019. Yichuang Data established two wholly owned subsidiaries, Haijin Yichuang Commercial Factoring (Shenzhen) Co., Ltd., to conduct factoring business, in April 2017, and Haijin Yichuang Financial Leasing Co., Ltd., or Yichuang Financial Leasing, to conduct financial leasing business, in March 2017, respectively. Yichuang Data and Yichuang Financial Leasing collectively established Hainan Haijin Yichuang Micro-lending Co., Ltd., holding 50% and 50% equity interests in Hainan Haijin Yichuang Micro-lending Co., Ltd., respectively, to conduct micro-lending business, in May 2017. CreditEase Puhui acquired all the equity interests of Dekai Yichuang in September 2020 from Hengcheng. On December 31, 2020, as a result of a business restructuring, our contractual arrangements with Hengcheng and its shareholders had been terminated and CreditEase had, through its subsidiaries and affiliates, obtained control over Hengcheng.

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

To execute our strategy of offering more value-added services to investors, we established Yiren Wealth Management, in China in October 2016 to mainly conduct our wealth management business, aiming to provide investors with an expanded array of investment options, including fund and insurance products offered by third parties. Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian are the shareholders of Yiren Wealth Management, owning 84.53%, 6.19%, 4.64% and 4.64% of the equity interest in Yiren Wealth Management, respectively, as of the date of this annual report. We obtained control and became the primary beneficiary of Yiren Wealth Management by entering into a series of contractual arrangements with Yiren Wealth Management and its shareholders in October 2016. In December 2019, we acquired 100% shareholding ownership of Harbin Wanbang Funong Agricultural Machinery Service Co., Ltd., or Wanbang Funong, a PRC limited liability company, and expect to use Wanbang Funong to conduct finance related business operation. As of the date of this annual report, Wanbang Funong has not engaged in any business operation.

In March 2019, we entered into a series of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. In July 2019, we and CreditEase amended the original definitive agreements and closed the business realignment. Pursuant to the business realignment, we assumed from CreditEase and its affiliates certain target businesses, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses. After the business realignment, we continue to receive certain business consulting and other support services from CreditEase. The target businesses have been consolidated into our consolidated financial statements. Concurrently with the execution of foregoing definitive agreements and as a part of the transactions, we obtained control over CreditEase Puhui, and CreditEase Huimin Investment Management (Beijing) Co., Ltd, or Huimin, through a series of contractual arrangements and started to consolidate their financial results since March 2019. In December 2019, after a series of internal re-organization, CreditEase Puhui became our wholly owned subsidiary and Huimin was divested from us after transferring its online consumer lending business to Hengcheng. Subsequently, we sold Huimin to a subsidiary of CreditEase.

We established Tianjin Linyang in China in June 2019. Mr. Yueyue Chen and Ms. Yang Wang, our employees, are the shareholders of Tianjin Linyang, owning 90% and 10% of the equity interest in Tianjin Linyang, respectively, as of the date of this annual report. We obtained control and became the primary beneficiary of Tianjin Linyang by entering into a series of contractual arrangements with Tianjin Linyang and its shareholders in December 2019. In August 2019, Tianjin Linyang established Beijing Yiding Technology Co., Ltd., to conduct our insurance referral business.

On September 30, 2019, with the approval of our shareholders, we changed our name from “Yirendai Ltd.” to “Yiren Digital Ltd.”

We established Beijing Kechuang Xinlian Technology Co., Ltd., or Kechuang Xinlian, in China in November 2019, to operate our business related to Waka, a credit card management app. Yiren Wealth Management is the sole shareholder of Kechuang Xinlian as of the date of this annual report.

We acquired, through Yiren Wealth Management, all outstanding shares of Baijunda Logistics (Wuhan) Co., Ltd., or Baijunda, and Wuhan Linyi Business Consulting Co., Ltd., or Wuhan Linyi, in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary named Hexiang Insurance in September 2011. Upon the completion of this acquisition, Hexiang Insurance and its wholly owned subsidiary, Hejun Auto Rescue (Wuhan) Co., Ltd, or Hejun, have become our wholly-owned subsidiaries in May 2020, and Hexiang Insurance has been operating our insurance brokerage business since then.

We established Fujian Jiaying Financing Guarantee Co. Ltd. in September 2020 to provide financing guarantee services for our loan facilitation business and Zhenzhi Youpin (Hainan) Technology Trade Co., Ltd. in October 2020 to operate our e-commerce platform.

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive personal financial service platform. In connection with the business restructuring, we had disposed of and ceased control over the online consumer lending platform targeting individual investors as the funding source. The Disposed Business was operated by Hengcheng, a variable interest entity of our company, and CreditEase had, through its subsidiaries and affiliates, obtained control over Hengcheng and the Disposed Business operated by Hengcheng, and paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. As a result of the restructuring, the funding source for Yiren Credit will include institutional funding partners only.

We currently conduct our online consumer finance marketplace business in China through two wholly owned subsidiaries, YouRace Hengchuang and Hengyuda, and our two consolidated variable interest entities, Yiren Wealth Management and CreditEase Puhui. CreditEase Puhui operates www.yxpuhui.com and provides referral and other services through its nationwide service network. Yiren Wealth Management operates our wealth management website and mobile application, which serves as an online portal for investment products, including the loan products offered by us as well as other investment products offered by third parties. Yiren Wealth Management is in the process of applying for an ICP License.

Our principal executive offices are located at 10/F, Building 9, 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5395-3680.

B.                                    Business Overview

We are a leading comprehensive digital financial management platform in China. Since our inception, we have been operating one of China’s largest digital financial management platforms by leveraging technology to seamlessly deliver wealth management solutions to China’s mass affluent population through our wealth management business as well as credit and financial solutions to individual borrowers and small business owners.

Our strategic business realignment with CreditEase in 2019 enables us to operate our business on a more diverse and scalable mix of service platforms. Our wealth management business specifically targets mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions. We believe we are well positioned to capture the significant synergy opportunities presented by this business realignment and deliver long-term operating performance and improvements through our increased scale.

Before our strategic business realignment with CreditEase, (i) Yiren Credit was a pure online peer-to-peer lending platform offering unsecured consumer loan products only and primarily focused on attracting and serving borrowers and investors through online channels, and (ii) the wealth management platform we acquired from CreditEase as part of the business realignment primarily focused on offering fixed-income loan products and had extensive offline user acquisition and service network.

After our strategic business realignment with CreditEase, (i) by integrating the credit business we acquired from CreditEase, Yiren Credit has been transforming to a platform that offers a comprehensive suite of credit products and services, including unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses; (ii) by integrating the online wealth management platform we acquired from CreditEase, Yiren Wealth is being developed as an omni-channel one-stop financial advisory platform targeting the mass affluent and offering a wide spectrum of wealth management products and services; and (iii) by integrating CreditEase’s nationwide service network we acquired as part of the business realignment, we are equipped with both online and offline borrower acquisition capabilities and extensive online and offline network and multi-channel asset sourcing capabilities, helping the user acquisition for both our platforms.

When assessing and structuring the business realignment, our management believed that the business realignment would provide for a deeper level of customer engagement and significant meaningful opportunities for revenue generation and operational synergies for both our Yiren Credit and Yiren Wealth platforms. First, both platforms are expected to bring enhanced revenue realization from the existing client base, as we believe that Yiren Credit’s mass affluent investors will be attracted by the breadth of Yiren Wealth’s asset management products and services and, likewise, Yiren Wealth’s investors will be attracted by Yiren Credit’s credit products and services. As a result of our strategic business realignment with CreditEase, we have seen an increase in commissions associated with our clients’ purchase of third-party financial products on our platforms. Second, the business realignment further diversifies the operating risk profile of our overall business compared with standalone businesses. Third, the integration of Yiren Credit and Yiren Wealth platforms is expected to bring operational synergies, including (i) a reduction in duplicative executive and administrative headcount and their related expenses, (ii) a reduction in facilities expense due to corporate and other office consolidations, (iii) a reduction in aggregate marketing costs due to deeper relationships with more customers, (iv) integration of complementary technologies and processes, (v) expanded workforce with greater know-how and greater experience, and (vi) the standardization and integration of information technology and accounting functions. Fourth, we are taking a disciplined and thoughtful approach to the integration of the two platforms, a process managed by a dedicated and experienced integration team.

We provide wealth management services to China’s affluent and high-net-worth individuals as well as business owners. Our wealth management business connects investors with over 4,000 financial products from over 60 financial institutions and over 150 insurance companies. We use proprietary robo-advisors and financial advisors to provide asset allocation services that match customer risk appetite, risk preference and financial objectives with a portfolio of investment options. Our Yiren Wealth platform specifically targets the mass affluent population in China, who are looking for tailored investment solutions with low entry barriers. Our platform automates and integrates key aspects of our wealth management business, including KYC, investor education, asset allocation planning, portfolio review and rebalancing and cross-sale and up-sale, and offers analytic tools and data to facilitate investor decision making. Products offered on Yiren Wealth’s platform include short-term cash management and mutual fund investment products. Hexiang Insurance is our one-stop insurance solution provider that offers individual and corporate clients life insurance products and property insurance products. China Glory is our digitalized brokerage platform that launched in December 2020 as a pilot program and offers offshore securities and stock products to China’s mass affluent and high-net-worth population. Through our rigorous product selection and risk management processes, we have established long-term relationships with top tier fund managers, insurance brokers and asset managers of licensed financial institutions. We currently conduct our business operations only in China, and we do not facilitate investments by investors located in the United States.

We provide retail credit facilitation services to high-quality borrowers in China. Our credit business automates key aspects of our retail credit facilitation business and enables us to provide an effective solution to address largely underserved borrower demand in China. Borrowers can access loans products through a fast and easy-to-use online interface or through our nationwide service network. Our credit-tech platform enables more efficient credit decisioning, pricing, servicing and support operations. We provide a diversified portfolio of loan products, including both unsecured and secured loans. As of December 31, 2020, we had served approximately 5.2 million borrowers and approximately 2.3 million individual investors. In 2018, 2019 and 2020, we facilitated RMB63,329.1 million, RMB39,103.0 million and RMB11,651.5 million (US$1,785.7 million) in loans. Funds provided to our borrowers are sourced from institutional funding partners primarily including banks, trusts, and microloan and financial leasing companies. We have ceased accepting new funding from individual investors on our online lending information intermediary platform since September 2020.

Before the transfer of the Disposed Business, we recommended the consumer loan products offered on Yiren Credit to individual investors on Yiren Wealth and matched the risk profile of the borrowers and the associated consumer loan products on Yiren Credit with the investment needs of the individual investors on Yiren Wealth. We charged borrowers transaction fees for the work we performed in connecting borrowers with investors and for facilitating loan transactions and charged investors management fees for using the automated investing tool and the self-directed investing tool.

We maintain robust risk management for our wealth management and credit businesses. We believe we have developed an industry leading risk management system using our proprietary credit decisioning and fraud detection modules. We accumulate data from our expanding borrower base to continually enhance the sophistication and reliability of our risk management system. Our proprietary risk management system enables us to assess the creditworthiness of borrowers more effectively in a market where reliable credit scores and borrower databases are still at an early stage of development. This system also enables us to appropriately price the risks associated with borrowers and offer quality loan investment opportunities to our institutional funding partners. In addition, we have put in place a comprehensive product selection and risk management system in connection with our wealth management business. Our wealth management product development team focuses on meeting the evolving demands of clients by balancing the investment return, investment risk, and liquidity of the products we offer. Each product offered to our wealth management clients has gone through a strictly implemented product screening procedure, including product screening, product evaluation and risk control.

For our wealth management business, we generate revenues primarily from financial products and services we offer to our clients in two ways: (i) commissions paid by clients or product providers when clients purchase financial products offered by us, and (ii) recurring service fees paid by our product providers and clients. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute. For our credit business, we used to charge borrowers transaction fees for services provided through our platform in facilitating loan transactions.

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive personal financial service platform. In connection with the business restructuring, we had disposed of and ceased control over the online consumer lending platform targeting individual investors as the funding source. The Disposed Business was operated by Hengcheng, a variable interest entity of our company, and CreditEase had, through its subsidiaries and affiliates, obtained control over Hengcheng and the Disposed Business operated by Hengcheng, and paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. As a result of the restructuring in December 2020, the funding source for our credit business will be from institutional funding partners only, and we charge services fees from institutional funding partners for technology-enabled borrower acquisition and facilitation services provided to them.

Our total net revenue (reflecting the Acquired Businesses and the Disposed Business) decreased from RMB11,244.1 million in 2018 to RMB8,616.8 million in 2019, and then further decreased to RMB3,962.0 million (US$607.2 million) in 2020. Our net income (reflecting the Acquired Businesses and the Disposed Business) decreased from RMB1,579.8 million in 2018 to RMB1,155.6 million in 2019, and then further decreased to a net loss of RMB692.7 million (US$106.2 million) in 2020.

Wealth Management Solutions

Leveraging the large investor base on our Yiren Wealth platform, we aim to serve the significant unmet need of mass affluent and high-net-worth investors by using our proprietary robo-advisors and financial advisors to provide asset allocation services that match customer risk appetite, risk preference and financial objectives with a portfolio of investment options.

As of December 31, 2020, the total AUA and the average AUA per investor on our Yiren Wealth platform were RMB23,227.4 million (US$3,559.8 million) and RMB151,575.6 (US$23,230.0), respectively.

	AUA as of December 31, 2018	Inflows in the Year Ended December 31, 2019	Outflows in the Year Ended December 31, 2019	Disposal of Hengcheng	AUA as of December 31, 2019	Associated Revenue for the Year Ended December 31, 2019
Fixed income products	49,886,598	30,248,502	45,870,292		34,264,808	2,016,678
Other products	217,692	3,929,131	3,119,965	—	1,026,858	159,537
Total	50,104,290	34,177,633	48,990,257	—	35,291,666	2,176,215

	AUA as of December 31, 2019	Inflows in the Year Ended December 31, 2020	Outflows in the Year Ended December 31, 2020	Disposal of Hengcheng	AUA as of December 31, 2020	Associated Revenue for the Year Ended December 31, 2020
Fixed income products	34,264,808	8,507,883	27,463,765	15,308,926	—	921,779
Insurance products	N/A	N/A	N/A	N/A	N/A	430,830
Other products	1,026,858	15,779,685	8,888,028	—	7,918,516	79,755
Total	35,291,666	24,287,568	36,351,793	15,308,926	7,918,516	1,432,364

As of December 31, 2020, the AUA of fixed income products was nil as we had disposed of and ceased control over the Disposed Business. In 2020, revenue associated with fixed income products accounted for 64.4% of the total revenue generated by our wealth management business and 100.0% of the fixed income product-associated revenue related to consumer loans. We have ceased offering fixed income loan products since September 2020. Other products we offered on Yiren Wealth platform primarily included short-term cash management and mutual fund investment products.

Investors

We accept investments from investors of all income levels. For Yiren Wealth platform, we focus our efforts on attracting mass affluent investors. This large and rapidly growing sector of the Chinese population is currently underserved by traditional investment products in China. We seek to attract mass affluent investors because members of this demographic group are a significant untapped source of capital. We use our China Glory brokerage platform to provide professional, customized and convenient global financial investment services to mass affluent and high-net-worth individuals. We use Hexiang Insurance to offer individual and corporate clients life insurance products and property insurance products.

Investor Profile and Base

Based on the information disclosed to us, as of December 31, 2020, our historical investor profile was 50.8% male and 49.2% female, while 61.6% were 40 years of age or less.

In 2020, 218,565 individual investors invested a total of RMB24.3 billion (US$3.7 billion) through Yiren Wealth.

Investor Acquisition

We acquire investors through online direct marketing, CreditEase ecosystem, member referral, channel partnership and our direct sales team. Our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust, and word-of-mouth marketing.

The following table provides the number of investors and new investors who made at least one investment during each quarter presented:

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Number of new investors	136,591	112,544	69,565	64,710	56,625	27,868	16,293	11,489	7,651	5,069	60,578	42,341
Total number of investors	331,237	328,797	258,306	245,302	197,884	156,143	117,410	110,332	87,826	74,756	109,292	108,906

While we observed fluctuation in the number of new investors in historical periods, the average investment amount of new investors increased continuously. This mainly resulted from our strategy to focus more on acquiring quality investors who are more willing to increase their investment amounts or reinvest on our platform. In 2020, 53.1% of our cumulative investors have made more than one investment on our platform.

As of December 31, 2020, the total AUA and the average AUA per investor on our Yiren Wealth platform were RMB23,227.4 million (US$3,559.8 million) and RMB151,575.6 (US$23,230.0), respectively. As of December 31, 2020, approximately 49.4% of the investors on our platforms only funded loans, 40.5% of the investors invested in products other than loans and 10.1% of the investors invested in both loans and products other than loans.

Products Offered to Investors

Our wealth management business primarily distributes short-term cash management products, mutual fund investment products, insurance products and securities and stock products. We have ceased offering new fixed income loan products since September 2020. Using our proprietary robo-advisors and remote financial advisors, we provide our investors with asset allocation solutions that matches customer risk appetite, risk preference and financial objectives with a portfolio of investment options. Through our rigorous product selection and risk management processes, we have established long-term relationships with top tier fund managers, insurance brokers and asset managers of licensed financial institutions. In 2020, we had 60 fixed income products, 810 mutual fund products and 296 insurance products sourced from more than 140 product providers.

Services Offered to Investors

In addition to the financial products we provide to our customers, we develop and provide tailored value-added financial and related services to better serve their needs. Historically, we offered automated investing tool, self-directed investing tool and a secondary loan market for investors to invest in our fixed-income loan products, though we have ceased to provide these products and services since September 2020.

Investor Education. We offer investor education services online, which cover a wide range of investment and trading topics and offer various types of training programs for the mass affluent investors and their families, including wealth planning, market insights and investment strategies. These programs are offered to investors for free and aim at enhancing investor engagement on our platform. We believe investor education is an important tool for building our business as it increases the financial sophistication of our customers and enables us to broaden our relationships with them, all of which enhance their loyalty and willingness to invest with us.

Asset Allocation Calculator. Our asset allocation calculator recommends our investors asset allocation plans across different asset classes based on each investor’s investment objectives, investment time horizon, risk capacity and risk tolerance.

Fund Picks by Yiren Wealth. All mutual fund products offered on our Yiren Wealth platform are screened through a strict selection and evaluation process. Investors can choose to invest through a fixed monthly investment plan or through setting an investment return target. The minimum threshold for investing through our mutual funds investing tool is RMB1.0.

Insurance Planner. Our insurance planning tool provides one-on-one customized insurance planning services to investors, including risk management consulting and product selection. Our insurance planning services include providing general consultation and tailored insurance plans, product recommendations and claims assistance.

Commission and Service Fees

We generate revenues primarily from financial products and services we offer to our clients in two ways: (i) commissions paid by clients or product providers when clients purchase financial products offered by us, and (ii) recurring service fees paid by our product providers and clients.

Recurring services fees were mainly monthly account management fee charged for using our automated investing tool and self-directed investing tool when investing in our legacy fixed income loan products. The monthly account management fee for using the automated investing tool was the price difference between the interest rates of the underlying loans which range from 10.0% and 12.0%, and the targeted return offered to investors which is up to 12.0%. The monthly management fee for using the self-directed investing tool is equal to 10.0% of the interest that investors receive, which ranges from 10.0% to 12.0%. As we have disposed of and ceased control over the Disposed Business, there has been no revenue from account management services since January 2021. We also charge service fees from the product providers based on the AUA of short-term cash management products and mutual fund investment products invested through our marketplace.

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

We had adopted extensive guidelines regarding reinvestment of investors’ funds, pursuant to which our automated investing tool automatically reinvested investors’ funds as soon as a loan was repaid, unless the investors specifically opt out of the reinvestment to receive cash. We only raised additional funds from investors after the existing funds under our management had been fully reinvested in available loans. During the three years ended December 31, 2020, there had always been sufficient supply of borrower loans to satisfy the investors’ reinvestment options. If no borrower loans were available to reinvest the investors’ funds, the funds would remain in the investors’ accounts until a borrower loan became available. We were aware of the risk associated with lack of available borrower loans, the occurrence of which might cause the investors to view investing on our platform not being economically advantageous and request a redemption or withdrawal of their funds. As we have disposed of and ceased control over the Disposed Business in December 2020, there has been no loans facilitated to individual investors since then.

Retail Credit Solution

Our retail credit solution embraces the significant opportunities presented by a financial system that leaves many creditworthy individuals and small business owners underserved or even unserved. Our business model is empowered by our technology-driven, user-centric systems and our nationwide service networks. We provide borrowers with fast and convenient access to credit products at competitive rates.

Borrowers

We target prime individual borrowers, including credit card holders with stable credit performance or secured assets, and small business owners with business operations for more than six months and the ability to generate recurring revenues.

Borrower Profile and Base. Based on the information disclosed to us, as of December 31, 2020, our historical borrower profile was 70.2% male and 29.8% female, while 46.1% were 35 years of age or less. In 2020, we facilitated loans to 525,320 borrowers through our platform. The total loan originations in 2020 were RMB11,651.5 million (US$1,785.7 million).

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

The following table provides a breakdown of the number of borrowers on our platform by channel:

	For the Year Ended December 31,
	2018	2019	2020
Number of borrowers(1):
Borrowers from online channels	568,698	254,830	411,290
Borrowers from offline channels	353,935	287,125	114,030
Total number of borrowers	922,633	541,955	525,320

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

The following table provides a breakdown of our loan volume on our platform by channel:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Amount of loans facilitated	63,329,066	100.0	39,103,048	100.0	11,651,463	1,785,665	100.0
Loans generated from online channels	36,033,996	56.9	18,601,761	47.6	3,677,979	563,675	31.6
Loans generated from offline channels	27,295,070	43.1	20,501,287	52.4	7,973,484	1,221,990	68.4

The following table provides the number of borrowers and new borrowers who took out a loan during each quarter presented:

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Number of new borrowers	222,280	202,901	134,061	148,740	94,765	86,219	101,284	102,869	114,391	106,444	125,071	156,956
Total number of borrowers	287,166	267,628	174,647	203,451	149,715	135,246	150,280	125,622	115,420	107,568	143,238	189,117

As of December 31, 2020, 18.5% of our cumulative borrowers have borrowed more than one loan on our platform.

Funding Sources

Funding sources for loans facilitated by us include banks, trusts, and microloan and financial leasing companies. We have ceased accepting new funding from individual investors on our online lending information intermediary platform since September 2020.

We refer qualified borrowers to our institutional funding partners, which provide, based on their risk-and-return requirements, fund to finance those borrowers’ loan requests. According to our agreement with our institutional funding partners, we typically agree on an aggregated amount of funds to be provided by each institutional funding partner, maximum credit limit given to each borrower, maximum maturity period, annualized interest rate and investor protection scheme. Depending on the terms of each agreement, we may also be responsible for loan disbursements, collecting monthly repayments from borrowers or engaging in loan servicing and collections. In 2020, 82.5% of loans facilitated on our platform were funded by our institutional funding partners.

Our Loan Products

Our Yiren Credit platform primarily facilitates loan products to borrowers. We facilitate unsecured consumer loans and secured consumer loans. We believe that these loans are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. All of our loan products feature fixed monthly payments.

Unsecured Consumer Loan Products

General Unsecured Loans. General unsecured loan products are unsecured loans with initial loan amounts ranging from RMB 3,000 to RMB80,000 and terms ranging from 3 months to 36 months. Once approved, we may adjust the credit limit available to a repeat borrower in the future based on our continuing risk monitoring and assessment.

Small Business Loans. Our small business loans are unsecured and enable business owners to meet their financing needs. Our small business loan products offer loan terms of 4, 6, 12 and 24 months with loan amounts ranging from RMB30,000 to RMB1,000,000.

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

All of the loans offered through our marketplace feature fixed interest rates, which are paid to institutional funding partners or less any defaults over the term of the applicable loan and fees charged to individual investors. We used to charge borrowers transaction fees for matching them with suitable funding. After we disposed of and ceased control over the Disposed Business, we facilitate loans to institutional funding partners only and charge services fees by providing technology-enabled borrower acquisition and facilitation services to our institution partners. In addition, from January 2018 to August 2020, insurance and guarantee companies charged borrowers insurance premium and guarantee fees for the insurance and/or guarantee services they provide. Each of these fees is charged as a percentage of the loan contract. A penalty fee for late payment is imposed as a percentage of the amount past due. All fees are clearly disclosed to the borrower upfront.

Credit Facilitation Transaction Process

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

Stage 1: Application

Our borrower application process begins with the submission of a loan application by a prospective borrower. Borrowers can apply through our website, mobile applications or via our nationwide service network. As part of the application process, the prospective borrower is asked to provide various personal details. The specific personal details required will depend upon the borrower’s desired loan product, but typically include PRC identity card information, employer information, bank account information and credit card information. For the borrowers who apply for secured loans, they are also required to provide certain information of their cars.

Stage 2: Verification

Upon submission of a completed application by borrowers, our credit models are populated with all information contained in the submitted loan application. Additional data from a number of internal and external sources is then matched with the application, including the following:

Internal	•	historical credit data accumulated;
	•	behavioral data that we glean from an applicant’s behavior as they apply to us for loans, such as the self-reported use of proceeds or use of multiple devices to access our platform;
External	•	personal identity information maintained by an organization operated under the Ministry of Public Security;
	•	personal credit information maintained by an organization operated under the PBOC;
	•	online shopping and payment information for their accounts with certain popular Chinese e-commerce websites;
	•	basic business information authorized by applicants;
	•	credit card statement data authorized by applicants;
	•	fraud list and database; and
	•	Price of the secured cars in the secondary market.

This data is then aggregated and used to verify an applicant’s identity, for possible fraud detection and for assessment and determination of creditworthiness.

For applications submitted through our offline channels, our offline service teams will first manually prescreen borrowers before performing credit assessment. One of the pre-screening criteria is that the applicant has to be a PRC resident and between the ages of 22-60.

Stage 3: Anti-Fraud, Credit Assessment and Decisioning

In order to efficiently screen applicants, we have designed an initial qualification phase to review the basic information regarding a prospective borrower that has been submitted with the application and gathered by us from available sources. As a matter of policy, we do not permit overdue borrowers to hold more than one loan that has been facilitated through our platform at a time, although we currently do not have a comprehensive way to determine whether borrowers have obtained loans through other consumer finance marketplaces. Once complete, an initial check is performed using our anti-fraud system, and the prospective borrower’s loan application either proceeds to the next phase of the application process or the prospective borrower is notified of the decision to decline the application.

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

Stage 4: Approval, Listing and Funding

Prior to the business restructuring to dispose of and cease control over the Disposed Business, once the loan application was approved, we made a loan agreement available for the prospective borrower’s review and approval. This loan agreement was between the borrower, the investors who funded the borrower’s loan and our platform. Upon acceptance of the loan agreement, if the loan had not been matched automatically through automated investing tool, the loan was then listed on our marketplace for investors to view. Once a loan was listed on our marketplace, investors might then subscribe to the loan using either our automated or self-directed investing tools. Before a loan was disbursed to the borrower, it must be fully subscribed to by investors. Our liquidity management system was designed to ensure the fast and effective matching of borrowers’ loan applications and investors’ investment demand through the use of a detailed demand forecasting model and real time monitoring. Once a loan was fully subscribed, funds were then drawn from a custody account and disbursed to the borrower.

As a result of the business restructuring to dispose of and cease control over the Disposed Business, the funding source for Yiren Credit will include investments from institutional funding partners only. Among the borrowers who have already obtained our preliminary credit assessment and approval, we will refer qualified borrowers to our institutional funding partners based on their specific requirements of borrower profiles. Our institutional funding partners will then review the credit application and our preliminary credit assessment of the borrower introduced by us in accordance with their own credit assessment standards and decide if to approve or decline the loan application. Once the borrower’s credit application is approved, the loan agreement between the borrower and our institutional funding partner will be signed on our platform, and our institutional funding partner will then directly disburse the loan amount to the borrower’s bank account.

Stage 5: Servicing and Collections

Before the transfer of the Disposed Business, we provided loan collection services to the individual investors who funded through our platform. After we disposed of and ceased control over the Disposed Business, we can assist our institutional funding partners in the loan collection services at their request. As of December 31, 2020, most of our institutional funding partners performed loan collection by themselves and we did not provide such services. However, if requested, we can utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform or a payment platform delegated by the institutional funding partners. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages and phone calls on the day a repayment is due. Once a repayment is past due, we also send additional reminder text messages during the first fourteen days of delinquency. The collections process commences once a loan is fifteen days delinquent. To facilitate repayment, the collections process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages and emails are sent to a delinquent borrower as soon as the collections process commences, and if the payment is still outstanding, the collection team will make phone calls. Although most stages of the collections process are outsourced to CreditEase, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while CreditEase collection teams have the discretion to make decisions for the loans that are below such threshold.

Risk Management

Traditional risk management tools and the types of consumer finance data available in developed economies, such as widely available consumer credit reporting services, are currently at an early stage of development in China. We believe our industry leading risk management capabilities provide us with a competitive advantage in attracting capital to our marketplace by obtaining the confidence from our institutional funding partners.

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

In 2020, our credit assessment team consisted of 257 members. Each application for loan products received through our platform is reviewed by at least one member of our credit assessment team. Members of our credit assessment team analyze loan applications and also assist with fraud detection and borrower verification, leveraging skills learned through training and on-the-job experience to evaluate loans on the basis of direct communications with potential borrowers. For each loan application, at least one member of credit assessment team will analyze the applicant’s Yiren score.

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

Investor Protection

Our investor protection mechanisms have evolved over the years, in response to the changing regulatory requirements. Starting on January 1, 2015, for the loans facilitated on the credit platform operated by Hengcheng, we launched a quality assurance program. The quality assurance program covered loans originated on or after January 1, 2015 until May 2018 when we discontinued the operation of the quality assurance program. Under this arrangement, at the inception of each loan we set aside cash in an amount equal to a certain percentage of the loan amount facilitated on our platform in an interest-bearing custody account managed by China Guangfa Bank. We reserve the right to revise this percentage upwards or downwards from time to time. The factors that we consider in determining such percentage include market dynamics, our product lines, profitability, cash position and our actual and expected quality assurance net payouts.

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

To ensure compliance with regulatory requirements, starting from January 2018, we entered into a three-year business agreement with PICC Property and Casualty Company Limited. Pursuant to the business agreement, PICC Property and Casualty Company Limited provides surety insurance for majority of loans facilitated through our Hengcheng and Huimin platforms with 12-month term and with an amount not exceeding RMB200,000, and will reimburse investors their principal and expected interest in the event of loan defaults within the agreed scope of the agreement. In the first quarter of 2020, we no longer have the surety insurance program provided by PICC Property and Casualty Company Limited for our individual investors. Starting from April 1, 2020, PICC Property and Casualty Company Limited has been providing surety insurance only for loans facilitated through our credit business that are funded by institutional funding partners with terms of 12, 24 or 36 months and with an amount not exceeding RMB200,000. In March 2018, we began to cooperate with guarantee companies to establish a credit assurance program. Under the credit assurance program, the guarantee companies either provide guarantee for loans facilitated through our credit business for the assurance that investors’ principal and interest would be repaid in case of loan default, or set up and managed a reserve fund, using payments collected from borrowers, to compensate investors for their potential loss due to loan default up to the cash available in the fund. Subsequently in May 2018, we discontinued the operation of our quality assurance program by transferring our liabilities associated with the quality assurance program to a third-party guarantee company at an estimated fair value. Since then, majority of loans funded by individual investors and facilitated on our platform were either covered by the credit assurance program operated by the guarantee companies or a third-party insurance company and we have ceased providing guarantee services.

On December 31, 2020, we consummated another business restructuring with CreditEase and had disposed and ceased control over the Disposed Business. In connection with the business restructuring, we are no longer engaged in online lending information intermediary business. CreditEase takes over the control of investor protection program and is responsible to ensure the winding-down of the outstanding loan collection activities relating the Disposed Business in an orderly manner in accordance with the related rules and regulations.

Our Technology

We believe our technology platform is a competitive advantage and an important reason that borrowers and investors utilize our marketplace. Key features of our technology platform include:

•                  Highly automated process. Our platform covers all five stages of the customer life cycle: application; verification; credit assessment and decisioning; listing and funding; and servicing and collections. Our web and mobile based platform also provide a superior customer experience. We offer a fast and easy-to-use online application process and provide both borrowers and investors with access to live support and online tools throughout the process and for the lifetime of the loan or investment.

•                  Mobile applications. We have developed different user-friendly mobile applications for borrowers and investors of our credit business and wealth management business, which enable borrowers and investors alike to access our platform at any time or location that is convenient.

•                  Robo advisors. We have developed proprietary robo-advisors to provide the mass affluent investors of our wealth management business with an automated portfolio allocation platform that matches customer risk appetite, risk preference and financial objectives with a portfolio of investment options.

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

We constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our borrowers and investors. From the borrower perspective, we will continue to develop tailored credit products to meet the specific needs of our target prime borrowers and our institutional funding partners. As our marketplace continues to grow, we plan to expand our ability to offer risk-based loan pricing. For example, we plan to enhance our risk-based pricing capability that optimizes loans based on individual credit criteria so that borrowers will be able to receive personalized loans tailored to their credit profile. In addition, we intend to introduce market-based pricing of loans based on macroeconomic factors and we believe such ability to continually adjust the pricing of the loans on our marketplace will allow us to better meet the needs of our borrowers and our institutional funding partners.

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

Competition

For our credit business, the consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

For our wealth management business, major financial institutions in China are developing their own wealth management businesses, and international financial institutions have also been expanding to the Chinese market in recent years. We compete with the private banking departments of domestic and global banks, insurance companies and securities firms that provide wealth management services.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-competition agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we had 381 registered trademarks and had applied to register 474 trademarks with the Trademark Office of the National Intellectual Property Administration and got. We have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “宜信” (Chinese equivalent for CreditEase).

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

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction value on our credit-tech platform during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Overall, the historical seasonality of our business has been mild due to our rapid growth prior to 2018 but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

As a comprehensive personal financial service platform, we are regulated by various government authorities, including, among others:

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

•                  China Banking and Insurance Regulatory Commission, or the CBIRC, a newly established public institution in April 2018 which has consolidated the duties of the former China Banking Regulatory Commission, or the CBRC, and the duties of the former China Insurance Regulatory Commission, or the CIRC, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

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

Industry Catalog and Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by three principal legal documents: (i) the Provisions for Guiding the Foreign Investments Direction promulgated by the State Council on February 11, 2002, pursuant to which foreign investment projects are categorized as encouraged, permitted, restricted and prohibited; (ii) the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), or the Negative List, jointly issued by the National Development and Reform Commission, or the NDRC and MOFCOM on June 23, 2019 and effective from July 23, 2020, which sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements and provides that foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the Negative List and shall not engage in the prohibited activities listed in the Negative List; and (iii) the Catalog of Industries for Encouraged Foreign Investment (2020 Edition), or the Encouraged Catalog, also jointly issued by the NDRC and MOFCOM on December 27, 2020 and effective from January 27, 2021, which sets forth the encouraged foreign investment industries. Industries not listed in the Encouraged Catalog or the Negative List are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries.

Our PRC subsidiaries are mainly engaged in providing investment and financing consultations and technical services, which fall into the “encouraged” or “permitted” category. Our PRC subsidiaries have obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers), including internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are in the “restricted” category through our consolidated variable interest entities.

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

In light of the above restrictions and requirements, in 2020, we operated Yiren Credit and Yiren Wealth primarily through Hengcheng, YouRace Hengchuang, CreditEase Puhui and Yiren Wealth Management. Yiren Wealth Management is in the process of applying for an ICP License. After the business restructuring in December 2020, we will operate Yiren Credit and Yiren Wealth through YouRace Hengchuang, CreditEase Puhui and Yiren Wealth Management.

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

On November 2, 2020, the CBIRC, the PBOC and other regulatory authorities released a consultation draft of the Interim Administrative Measures for Online Microcredit Business, which states that a microloan company must obtain the official approval of the CBIRC to conduct an online micro lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet to engage in an online microlending business.

Hainan Haijin Yichuang Micro-lending Co., Ltd., which is a subsidiary of our variable interest entities, is approved by the local governmental authority to conduct micro-lending business.

Regulations on Commercial Factoring

The commercial factoring is a relatively new business model in mainland China, the Ministry of Commerce, or MOFCOM has issued circulars to promote commercial factoring in the specific regions. Pursuant to the Circular on the Pilot Work of Commercial Factoring, which was promulgated by the MOFCOM on June 27, 2012, a trial implementation of commercial factoring pilot work was permitted in Tianjin Binhai New Area and Shanghai Pudong New Area to explore the approaches to develop the commercial factoring and to better utilize its role in expanding the export and promoting the development of small and medium enterprises. On December 7, 2012, MOFCOM issued the Notice on the Pilot Program of Establishing Commercial Factoring Enterprises in Shenzhen and Guangzhou by Hong Kong and Macao Service Suppliers, under which the said trial implementation of commercial factoring pilot work was extended to Guangzhou and Shenzhen and qualified investors from Hong Kong and Macau are allowed to establish commercial factoring company in the said cities. On October 8, 2019, the CBIRC issued the Circular on Strengthening the Supervision and Administration of Commercial Factoring Enterprises to regulate the operating activities of commercial factoring enterprises, clarify regulatory responsibilities and promote the healthy development of the commercial factoring industry.

Haijin Yichuang Commercial Factoring (Shenzhen) Co., Ltd., which is a subsidiary of our variable interest entities, is approved to conduct factoring business.

Regulations on Financing Guarantee

In March 2010, seven governmental authorities including the CBRC, the MOFCOM and Ministry of Finance, or MOF promulgated the Interim Administrative Measures for Financing Guarantee Companies which requires an entity or individual to obtain a prior approval from the relevant governmental authority before engaging in the financing guarantee business. Financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

On August 2, 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. These regulations define “financing guarantee” as a guarantee provided for the debt financing, including but not limited to the extension of loans or issuance of bonds, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. These regulations on financing guarantee also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10%, while the ratio of the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party and its affiliated parties shall not exceed 15%.

On October 9, 2019, nine governmental authorities including the CBIRC, the NDRC and the MIIT promulgated the Supplementary Financing Guarantee Provisions, which requires that institutions providing services as customer recommendation and credit assessment for various lending institutions shall not provide, directly or in a disguised form, financing guarantee services without approval. For the companies without the relevant financing guarantee license but actually engaging in financing guarantee business, the regulatory authorities shall cease such companies’ operation and properly make settlement for existing business contracts.

On July 14, 2020, the CBIRC issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies, which took effect on September 1, 2020. The guidelines stipulate the guidelines for the competent regulatory authorities to continuously analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and by carrying out corresponding measures. Pursuant to the guidelines, financing guarantee companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The guidelines note that the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies shall be the key areas for off-site supervision.

We established Fujian Jiaying Financing Guarantee Co. Ltd. in September 2020 to provide financing guarantee services for our loan facilitation business and Zhenzhi Youpin (Hainan) Technology Trade Co., Ltd. in October 2020 to operate our e-commerce platform.

Regulations on Insurance Brokerage Business

Insurance activities undertaken within the PRC are primarily governed by the Insurance Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on June 30, 1995, and amended in 2015, and the related rules and regulations. The Insurance Law of the PRC, comprising general principles, insurance contracts, insurance institutions, insurance operational standards, supervision and regulation of the insurance industry, insurance agencies and insurance brokerage companies, legal liabilities and supplementary provisions, sets out the legal framework for regulating the insurance companies. Pursuant to the Insurance Law of the PRC, an insurance broker is an entity that, in the interest of the insurance applicants, provides intermediary services between the insurance applicants and the insurance companies for the conclusion of insurance contracts, and collects commissions for such services in accordance with relevant laws.

On May 1, 2018, the CIRC promulgated the Provisions on the Supervision and Administration of Insurance Brokers, or the Insurance Brokerage Provisions, which specifies the provisions regarding market access and exit, operating rules, industry self-discipline, monitor and inspection and legal obligations for insurance brokers. Pursuant to the Insurance Brokerage Provisions, to operate insurance brokerage businesses within the PRC, an insurance brokerage company shall satisfy the requirements stipulated by the CIRC and obtain an Insurance Brokerage License. The minimum registered capital of an insurance brokerage company that conducts business in regions not limited to the provincial level is RMB50 million. The minimum registered capital of an insurance brokerage company that conducts business within the provincial level is RMB10 million. An insurance brokerage company shall not operate insurance brokerage business until it obtains the license, and it shall register the relevant information in a regulatory information system as prescribed by the CIRC in time. The Insurance Brokerage Provisions also requires an insurance brokerage company to procure professional liability insurance or pay a deposit within twenty days upon obtaining an Insurance Brokerage License. If an insurance brokerage company intends to procure professional liability insurance, it shall ensure that the insurance remains valid. The maximum compensation for each accident under the professional liability insurance procured by an insurance brokerage company shall be no less than RMB1.0 million. One-year accumulated maximum compensation shall be no less than RMB10 million and no less than the insurance brokerage company’s income from principal business in the previous year. If an insurance brokerage company intends to pay a deposit, the deposit shall be paid at 5% of its registered capital; if an insurance brokerage company increases its registered capital, the amount of the deposit shall be increased proportionately. The deposit shall be stored in a designated account in the form of a bank deposit in a commercial bank or in any other form approved by the CIRC. Under any of the following circumstances, an insurance brokerage company may use the deposit: (i) decrease of registered capital; (ii) cancellation of license; (iii) taking out of professional liability insurance in conformity with the conditions; or (iv) other circumstances provided by the CIRC. An insurance brokerage company shall report in written form to the local branch of the CIRC within five days from the day when it uses the deposit.

Pursuant to the Insurance Brokerage Provisions, an insurance broker may operate all or part of the following businesses: (i) draft insurance plans for policyholders, select insurance companies and process insurance application formalities; (ii) assist insured parties or beneficiaries in making claims; (iii) carry out reinsurance brokerage businesses; (iv) provide advisory services on disaster prevention, loss prevention or risk evaluation and risk management to entrusting parties; and (v) any other insurance brokerage-related businesses stipulated by the CIRC. An insurance broker is required to conduct insurance brokerage business within the business scope and business area of the underwriter. An insurance broker and its practitioners may not sell non-insurance financial products, except for non-insurance financial products that have been approved by the relevant financial regulatory authorities. An insurance broker and its practitioners shall have the necessary qualifications before selling non-insurance financial products. The Insurance Brokerage Provisions also requires an insurance broker to set up a designated account book to record the income and expenditure of the insurance brokerage business. An insurance broker shall open an independent designated account for client funds. The following funds shall only be deposited in the designated account for client funds: (i) insurance premiums paid by policyholders to an insurance company; and (ii) surrender value and pay-outs collected on behalf of policyholders, insured parties and beneficiaries. An insurance broker shall open an independent account for commissions it collects.

Pursuant to the Insurance Brokerage Provisions, an insurance broker and its practitioners shall not engage in the following acts or behaviors: (i) deceive or mislead the insurer, the applicant, the insured or the beneficiary; (ii) conceal any important circumstances relating to the insurance contract; (iii) obstruct the applicant from fulfilling his or her obligation to tell the truth, or induce the applicant not to fulfill the same; (iv) grant or commit to grant to the applicant, the insured or the beneficiary any interest other than that provided in the insurance contract; (v) compel or induce the applicant to enter or restrict the applicant from entry into an insurance contract by using their administrative power, position or the advantage of their profession and other improper means; (vi) forge or alter the insurance contract without authorization or providing false evidence for parties to the insurance contract; (vii) misappropriate, retain or embezzle the premiums or insurance benefits; (viii) make use of the advantages of the business to obtain improper benefits for other institutions or individuals; (ix) defraud insurance benefits in collusion with the applicant, the insured or the beneficiary; or (x) disclose trade secrets of the insurer, the applicant or the insured known during the business activities. An insurance broker and its practitioners shall not solicit or accept any remuneration or other property other than those as agreed upon in the contract and granted by any insurance company or its staff or take advantage of executing the insurance brokerage business to obtain other illegal benefits in the course of carrying out the insurance brokerage business.

The Insurance Brokerage Provisions sets out the requirements for senior officers of an insurance broker, such as education, work experience and good character. It also provides that senior officers of an insurance broker shall obtain the employment qualification approved by the local branches of CIRC prior to the assumption of duty. Pursuant to the Insurance Law of the PRC, the examination and approval of the qualification of insurance brokerage practitioners have been cancelled. Pursuant to the Insurance Brokerage Provisions and the Notice on Relevant Issues on the Administration of Practitioners of Insurance Intermediaries, which was promulgated by CIRC on August 5, 2015; before an insurance intermediary practitioner begins to practice, his/her employer shall complete the practicing registration in the insurance intermediary regulatory information system of the CIRC for him or her, and the qualification certificate shall not be served as a necessary condition for the administration of practicing registration.

Pursuant to the Insurance Brokerage Provisions, an insurance broker may not set payment of fees or purchase of insurance products as a condition of employment, may not promise unreasonably high return, or take the number of persons introduced directly or indirectly or sales performance as the main basis of payroll calculation. Pursuant to the Notice on Strictly Regulating Incentive Measures of Insurance Intermediaries promulgated by the CIRC on November 15, 2010, professional insurance intermediaries may only implement equity incentive measures for sales personnel of more than two consecutive years of practice experience within such intermediaries, and may not arbitrarily expand the scope of equity incentives for rapid business growth. In implementing incentives, professional insurance intermediaries may not: (i) conduct deceptive or misleading promotion for the incentive program, including exaggeration or arbitrarily promising uncertain earning from the future listing; (ii) induce sales personnel to purchase self-insurance or purchase insurance with borrowings for incentives; or (iii) offer client equity in the name of incentive as consideration for illicit interests. According to the Circular on Further Regulating the Incentive Plans of Professional Insurance Intermediary Institutions, promulgated on February 28, 2012, by the CIRC, all professional insurance intermediary institutions shall not, by way of connecting the equity incentive plan with their listing and exaggerating proceeds brought by their listing and other means, induce any of the general public to become a salesperson, or induce salespersons or clients to buy insurance products which are inconsistent with their actual insurance needs.

According to the Announcement of the CIRC on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by CIRC on December 11, 2006, and became effective on the same day, in five years following China’s accession into the WTO, the establishment of a wholly foreign owned enterprise to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes. On April 27, 2018, the CBIRC promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council may engage in the following insurance brokerage businesses within the PRC: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; and (v) other businesses approved by the CBIRC. The insurance brokerage business is not listed under the 2020 Negative List. However, according to the administrative guidelines published by the CBIRC on its official website in 2019, a foreign investor holding more than 25% of the shares in an insurance brokerage company must satisfy the following requirements before investing in the insurance brokerage industry: (i) it has engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; and (ii) its total assets shall be no less than US$200 million as of the end of the year prior to its application. On May 1, 2019, the CBIRC released a press indicating that it plans to further open up the insurance brokerage industry to foreign investors by abolishing some of the requirements aforesaid. The State Council also promulgated an Opinions on Further Proper Utilization of Foreign Investment on October 30, 2019 to abolish such aforesaid requirements regarding the track record and total assets; however, no particular laws or regulations have been issued so far.

We acquired, through Yiren Wealth Management, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance, in September 2011. Upon the completion of this acquisition, Hexiang Insurance and its wholly owned subsidiary, Hejun, have become our wholly-owned subsidiaries in May 2020, and Hexiang Insurance has been operating our insurance brokerage business since then. We provide insurance brokerage services and sell various health and life insurance products and property insurance products on behalf of insurance companies, and we earn brokerage commissions determined as a percentage of premiums paid by the insured. We have identified our promise to sell insurance policies on behalf of an insurance company as the performance obligation in our contracts with the insurance companies.

Regulations on Internet Insurance Business

On December 14, 2020, the CBIRC promulgated the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021 and supersedes the Interim Regulatory Measures for Internet Insurance Business promulgated by the CIRC on July 22, 2015. Pursuant to the Regulatory Measures, “Internet insurance business” refers to the business whereby insurance institutions form insurance contracts or provide insurance services based on internet. Any entity which is not a qualified insurance institution (including the insurance company and insurance intermediary service providers, such as the insurance brokerage company and insurance agency company) is not allowed to conduct online insurance business, including without limitation consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection.

According to the Regulatory Measures, “self-operated online platform” refers to the online platform which is established and operated independently by an insurance institution for the purpose of engaging in internet insurance business. The Regulatory Measures requires that insurance institutions conducting online insurance business via their self-operated online platforms in the form of websites or mobile applications shall complete the filing with the competent authority for the operation of their websites and mobile applications. An insurance institution shall sell internet insurance products or provide insurance brokerage or insurance adjustment services via its self-operated online platform or the self-operated online platform of other insurance institutions, and the online insurance transactions being conducted through online interfaces shall be operated by insurance institutions only. In addition, the Regulatory Measures imposes technical IT requirements for insurance institutions engaged in online insurance business. For example, the self-operated online platforms with online insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level III Computer Information Systems or above level. As for the self-operated online platforms without online insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level II Computer Information Systems or above level.

The Regulatory Measures also sets out specific requirements in relation to marketing activities conducted by insurance institutions for the marketing and promotion of insurance products or insurance services via internet media, such as websites, websites and applications, in the form of text, pictures, audio, video or otherwise. An insurance institution shall comply with the Advertising Law of the PRC, laws and regulations on marketing of financial products and other relevant rules promulgated by the CBIRC when carrying out marketing activities to promote their insurance products and services. In addition, the Regulatory Measures also requires insurance institutions to regulate their marketing and sales activities for internet insurances products, including, among others, implementing management protocols on the qualification, training, and behavior of online insurance practitioners and protocols on approval of content on marketing and sales of online insurance products. The online insurance practitioners shall conduct marketing activities of online insurance products within the scope authorized by insurance institutions and disclose relevant information on their marketing web page, such as their personal information and insurance institution’s names. The marketing content published by the practitioners shall be uniformly made by insurance institutions. An insurance institution shall assume the primary responsibility for the internet insurance marketing activities conducted by itself and its practitioners.

The Regulatory Measures also sets forth specific operation and management requirements in relation to an insurance institution, including, among others, (i) an insurance institution shall adopt effective technical methods to verify the authenticity of each policyholder’s identity information, and completely record and keep the main internet insurance business process; (ii) an insurance institution shall complete practice registration for their personnel, and shall identify their qualification to engage in internet insurance business for public inquiry; (iii) the relevant fees paid by insurance companies to insurance intermediary service providers shall not be settled in cash; (iv) an insurance institution shall assume the primary responsibility for the protection of customer information, and shall collect, process and use personal information following the principles of legality, legitimacy and necessity, and ensure the security and legality of the collection, processing and use of information; and (v) an insurance institution shall make several internal operation plans and protocols, for example, an emergency response plan for the interruption of internet insurance business operation, an internal control protocol for anti-money laundering, a customer due diligence protocol, a protocol for keeping customer identity data and transaction records, a protocol for the reporting of large-value transactions and suspicious transactions and an anti-fraud protocol.

The Regulatory Measures sets out a ramp-up process allowing the insurance institutions to achieve full compliance in phases until February 1, 2022. Pursuant to the Regulatory Measures, the insurance institutions shall (i) complete the rectification of the issues on internal protocols, marketing activities, sales management and information disclosure within three months from the effective date of the Regulatory Measure; (ii) complete the rectification of other issues on business and operation within six months from the effective date hereof; and (iii) complete the authentication of classified cybersecurity protection of its self-operated online platform within twelve months from the effective date of the Regulatory Measure.

On April 14, 2016, the CIRC together with 14 authorities issued the Implementation Plan for the Special Campaign on Internet Insurance Risks, which sets out the overall framework for the rectification initiative dedicated to mitigation of online insurance risks, specifying that the special rectification initiative shall focus on regulating business operation model optimizing market environment and improving regulatory rules, to achieve the objective of parallel promotion of innovation and risk mitigation, and the healthy and sustainable development of online insurance.

On April 2, 2019, the CBIRC promulgated the Circular of the General Office of the CBIRC on Issuing the 2019 Plan for the Rectification of Chaos in the Insurance Intermediary Market, or the Rectification Plan, aiming to further curb the chaos of violations of laws and regulations in the insurance intermediary market. The Rectification Plan mainly includes three key tasks: (i) to ascertain insurance companies’ responsibility for management and control of various intermediary channels; (ii) to carefully investigate business compliance of insurance intermediaries; and (iii) to strengthen the rectification of insurance business of the third-party online platforms in cooperation with insurance institutions. Pursuant to the Rectification Plan, all insurance institutions (including insurance companies and insurance intermediaries) shall conduct internet insurance business, regulate the business cooperation with third-party online platforms, prohibit third-party platforms from illegally engaging in insurance intermediary business in accordance with the Interim Regulatory Measures for Internet Insurance Business and relevant regulations, and focus their rectification on the following: (i) whether the activities of any cooperative third-party online platform of the insurance institution and its employees are limited to providing sales support services such as insurance product display and description and web links, and whether it illegally engages in insurance sales, underwriting, settlement of claims, and surrender or other insurance business links; (ii) whether there is a cooperation between the insurance institution and any third-party online platform engaging in internet finance involving wealth management, peer-to-peer lending and finance lease, etc.; (iii) whether the insurance institution performs the primary responsibility for supervising and managing its cooperative third-party platforms as required; (iv) whether all cooperative third-party online platforms of the insurance institution conform to relevant provisions of the Interim Regulatory Measures for Internet Insurance Business; (v) whether the insurance institution owns the interfaces where customers purchase insurance policies on its cooperative third-party online platforms and bears the compliance responsibility, and whether any of its third-party platforms engages in the collection of insurance premiums on its behalf and transfer of payments; (vi) whether each cooperative third-party online platform of the insurance institution discloses the information of all its cooperative insurance institutions at an eye-catching position, and that of such third-party online platform disclosed on the information disclosure platform of the Insurance Association of China at an eye-catching position, and indicates that the insurance business is provided by insurance institutions; and (vii) whether any cooperative third-party online platform of the insurance institution restricts such insurance institutions from accessing relevant information of customers in a truthful, complete and timely manner.

On June 22, 2020, the CBIRC promulgated the Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices, which took effect on October 1, 2020, setting out requirements on various aspects of online sales by insurance institutions (including insurance companies and insurance intermediaries), including sales practices, record-keeping for backtracking sales, and disclosure requirements. The Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices provides that, (i) online sales pages should be displayed only on insurance institutions’ self-operated online platforms and should be separated from non-sales pages; (ii) important insurance clauses should be presented on a separate page and be confirmed by policyholders or insureds; and (iii) insurance institutions should keep records for five years after the expiry of the policy for policies with a term of one year or less and for ten years for policies with a term longer than one year for purposes of backtracking sales.

We acquired, through Yiren Wealth Management, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance, in September 2011. Upon the completion of this acquisition, Hexiang Insurance and its wholly owned subsidiary, Hejun, have become our wholly-owned subsidiaries in May 2020, and Hexiang Insurance has been operating our insurance brokerage business since then. Hexiang Insurance conducts online insurance brokerage business in the PRC.

Regulations on Financial Leasing

In September 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, which became effective on October 1, 2013, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial business such as accepting deposits, and providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets. In May 2020, the CBIRC issued the Interim Measures for the Supervision and Administration of Financial Leasing Companies which came into effect on May 26, 2020, or the Interim Measures for Financial Leasing. The Interim Measures for Financial Leasing defines “financial leasing business” as the transaction activity in which a lessor provides a lessee with, upon the lessee’s selection of seller and leased property, the leased property purchased from the seller for use, and the lessee pays corresponding rents. To further standardize business operation, the Interim Measures for Financial Leasing prohibits financial leasing company from (i) illegally raising funds, and absorbing deposits directly or in a disguised way; (ii) granting loans directly or under entrustment; (iii) borrowing funds from or lending funds to any other financial leasing company; and (iv) financing or transferring assets through any online loan information intermediary or private investment fund. As for the leased property, based on the Interim Measures for Financial Leasing, the leased property suitable for financial leasing transactions shall be fixed assets, unless otherwise prescribed, and shall be with clear ownership, authentic existence and availability for yielding returns as carriers. In addition, the CBIRC set forth various explicit regulatory indicators for financial leasing operators. For instance, the proportion of a financial leasing company’s assets under financial leasing and other leasing shall not be less than 60% of its total assets; the fixed-income securities investment business carried out by a financial leasing company shall not exceed 20% of its net assets. In December 2002, the Supreme People’s Court issued the Interpretation Concerning Laws Applicable to Trials of Disputes over Financial Leasing Contracts, which provides more specific rules regarding the determination, dissolution, liability for breach and other aspects of financial contracts.

Yichuang Financial Leasing, which is a subsidiary of our variable interest entities, is approved to conduct financial leasing business.

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

Yiren Wealth Management, our consolidated variable interest entity operating our wealth management website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Yiren Wealth Management to obtain an ICP License and an EDI License. Yiren Wealth Management is in the process of applying for an ICP License. The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, to complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT and/or the Office for Cyberspace Affairs pursuant to the Guidelines. In accordance with the Guidelines, the relevant authorities are in the process of making detailed implementation rules in relation to the record-filing procedures, as well as the application procedures for appropriate telecommunication business license by the internet finance service providers. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

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

In addition, the Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, to improve technology security standards, and safeguard customer and transaction information.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. According to the PRC Cyber Security Law, an ICP service operator is required to formulate security management system and operational procedures, take measures to prevent acts that jeopardize cyber security such as computer virus, network attacks and network intrusion, and safeguard personal information, user information and business secrets. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Guidelines jointly released by ten PRC regulatory agencies in July 2015 also prohibit internet finance service providers, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. In addition, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which took effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information shall follow the principles of legitimacy, properness and necessity.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report, we had 93 trademark applications, all of which are pending with the Trademark Office of the National Intellectual Property Administration. We also have obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “宜信” (Chinese equivalent for CreditEase).

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. On October 14, 2019, the State Administration of Taxation promulgated a new Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Benefits, or Circular 35, which became effective on January 1, 2020 and replaced and repealed Circular 60. However, Circular 35 sets forth similar rules that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference”. Accordingly, YouRace HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from YouRace Hengchuang and Hengyuda, our PRC subsidiaries, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and has taken effect from April 1, 2018, or Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 35. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

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

We have adopted three share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We plan to advise the recipients of awards under our share incentive plans to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that they can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from YouRace Hengchuang, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Company Law and the Foreign Investment Law. Under the current laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds.

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

Yiren Digital Ltd. (Cayman Islands)
100%
YouRace Digital Holdings HK Limited ("YouRace HK") (Hong Kong)
100%
Yiren Blue Boyage Limited ("BlueBoyage") (Cayman Islands)
100%
Yiren Green Management Limited ("Yien Green") (HongKong)
100%
China Glory Securities Company Limited ("China Glory") (HongKong)
Outside China
Inside China
100%
YouRace Hengchuang Technology Development (Beijing) Co., Ltd. ("YouRace Hengchuang")
100%
Zhenzhi Youpin (Hainan) Technology Trade Co., Ltd. ("Zhenzhi Youpin")
100%
Chongqing Hengyuda Technology Co., Ltd. ("Hengyuda")
100%
Yiren Hengsheng Technology Development (Beijing) Co., Ltd. ("Yiren Hengsheng")
100%
Shenzhen Zhongbang Information Consulting Service Co., Ltd. ("Shenzhen Zhongbang")
100%
Yiren Information Consulting (Beijing) Co., Ltd. ("Yiren Information")
100%
Fujian Jiaying Financing Guarantee Co. Ltd. ("Fujian Jiaying")
CreditEase Puhui Information Consultant (Beijing) Co., Ltd. ("CreditEase Puhui")(1)
Tianjin Linyang Information and Technology Co., Ltd. ("Tianjin Linyang")(2)
100%
Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. ("Dekai Yichuang")
100%
Beijing Yiding Technology Co., Ltd. ("Yiding Technology")
100%
Hainan Haijin Yichuang Data Information Service Co., Ltd. ("Yichuang Data")
100%
Haijin Yichuang Commercial Factoring (Shenzhen) Co., Ltd. ("Yichuang Commercial Factoring")
100%
Haijin Yichuang Financial Leasing Co., Ltd. ("Yichuang Financial Leasing")
50%
50%
Hainan Haijin Yichuang Micro-lending Co., Ltd. ("Yichuang Micro-lending")
Huijin No.28 Single Capital Trust E4 ("Trust No.4")
Huijin No.56 Collective Capital Trust E1 ("Trust No.5")
Bohai Trust Yirendai Personal Loan Single Capital Trust ("Bohai Trust No.1")
Guomin Trust Nordson No.23-1 ("Guomin Trust No.23-1")
Xizang Trust Xingyuan No.16 ("Xizang Trust No.16")
Xizang Trust - Vittas 27 Phase 1 Pooled Fund Trust Plan ("Vittas 27 Phase 1")
Xizang Trust - Vittas 27 Phase 2 Pooled Fund Trust Plan ("Vittas 27 Phase 2")
Yiren Financial Information Service (Beijing) Co., Ltd. ("Yiren Wealth Management")(3)
100%
Chongqing Henglangsheng Technology Co., Ltd. ("Henglangsheng")
100%
Chongqing Hengxinxin Technology Co., Ltd. ("Hengxinxin")
Shan Guotou Jinke No. 02 ("Shanguotou No. 02")
Shan Guotou Jinke No. 03 ("Shanguotou No. 03")
100%
Heilongjiang Changtuo Technology Development Co., Ltd. ("Changtuo")
100%
Baijunda Logistics (Wuhan) Co., Ltd. ("Baijunda")
49%
100%
Wuhan Linyi Business Consulting Co., Ltd. ("Wuhan Linyi")
51%
Hexiang Insurance Broker Co., Ltd. ("Hexiang Insurance")
100%
Hejun Auto Rescue (Wuhan) Co., Ltd ("Hejun")
100%
Beijing Kechuang Xinlian Technology Co., Ltd. ("Kechuang Xinlian")
Equity interest
Contractual arrangement
Consolidated Assets Backed Financing Entities

(1)         The shareholders of CreditEase Puhui are Mr. Ning Tang and Ms. Mei Zhao, each owning 99% and 1% of CreditEase Puhui’s equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Mei Zhao is one of our employees.

(2)         The shareholders of Tianjin Linyang are Mr. Yueyue Chen and Ms. Yang Wang, each owning 90% and 10% of Tianjin Linyang ‘s equity interest, respectively. Mr. Yueyue Chen and Ms. Yang Wang are two our employees.

(3)         The shareholders of Yiren Wealth Management are Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, each owning 84.53%, 6.19%, 4.64% and 4.64% of Yiren Wealth Management’s equity interest, respectively. The shareholders of Pucheng Credit Assessment and Management (Beijing) Co., Ltd. are Mr. Ning Tang and Ms. Yan Tian, ultimately owning 95% and 5% of its equity interest, respectively. Mr. Ning Tang is our executive chairman, Mr. Fanshun Kong is a non-executive PRC employee of CreditEase, and Ms. Yan Tian is a third-party individual designated by CreditEase.

Contractual Arrangements with Our Consolidated Variable Interest Entities

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

•                  exercise effective control over Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui;

•                  receive substantially all of the economic benefits of Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui; and

•                  have an exclusive option to purchase all or part of the equity interests in Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, and we treat Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui in our consolidated financial statements in accordance with U.S. GAAP.

Before our business restructuring with CreditEase in December 2020, we also conducted those activities through Hengcheng, which we effectively controlled until December 31, 2020 through a series of contractual arrangements. These contractual arrangements allowed us to:

•                  exercise effective control over Hengcheng;

•                  receive substantially all of the economic benefits of Hengcheng; and

•                  have an exclusive option to purchase all or part of the equity interests in Hengcheng when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we were the primary beneficiary of Hengcheng and treated Hengcheng as our variable interest entity under U.S. GAAP before December 31, 2020. We had consolidated the financial results of Hengcheng in our consolidated financial statements in accordance with U.S. GAAP before December 31, 2020. Our contractual arrangements with Hengcheng and its shareholders had been terminated on December 31, 2020.

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

Contractual Arrangements with Tianjin Linyang

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, YouRace Hengchuang, our consolidated variable interest entity, Tianjin Linyang, and the shareholders of Tianjin Linyang.

Agreements that Provide Us with Effective Control over Tianjin Linyang

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Tianjin Linyang shall pledge all of his or her equity interest in Tianjin Linyang to guarantee the shareholder’s and Tianjin Linyang’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Tianjin Linyang or any of its shareholders breaches their contractual obligations under these agreements, YouRace Hengchuang, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Tianjin Linyang in accordance with the law. Each of the shareholders of Tianjin Linyang agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of YouRace Hengchuang. The equity interest pledge agreements remain effective until Tianjin Linyang and its shareholders discharge all their obligations under the contractual arrangements. As of the date of this annual report, the shareholders of Tianjin Linyang are in the process of applying with the competent office of the State Administration for Market Regulation for registration of their equity interest pledge.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Tianjin Linyang has irrevocably appointed YouRace Hengchuang to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Tianjin Linyang requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Tianjin Linyang, and appointing directors and executive officers. YouRace Hengchuang is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, YouRace Hengchuang shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Tianjin Linyang. Each shareholder has waived all the rights which have been authorized to YouRace Hengchuang and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Tianjin Linyang

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between YouRace Hengchuang and Tianjin Linyang, YouRace Hengchuang has the exclusive right to provide Tianjin Linyang with technical support, consulting services and other services. Without YouRace Hengchuang’s prior written consent, Tianjin Linyang agrees not to accept the same or any similar services provided by any third party. YouRace Hengchuang may designate other parties to provide services to Tianjin Linyang. Tianjin Linyang agrees to pay service fees on a monthly basis and at an amount determined by YouRace Hengchuang after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. YouRace Hengchuang owns the intellectual property rights arising out of the performance of this agreement. In addition, Tianjin Linyang has granted YouRace Hengchuang an irrevocable and exclusive option to purchase any or all of the assets and businesses of Tianjin Linyang at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by YouRace Hengchuang unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Tianjin Linyang

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Tianjin Linyang has irrevocably granted YouRace Hengchuang an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Tianjin Linyang. The purchase price is equal to the higher of the amount of registered capital contributed by each shareholder of Tianjin Linyang or the minimum price required by PRC law. If YouRace Hengchuang exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Tianjin Linyang and each of its shareholders have agreed to appoint any persons designated by YouRace Hengchuang to act as Tianjin Linyang’s directors. Without YouRace Hengchuang’s prior written consent, Tianjin Linyang shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Tianjin Linyang have agreed that, without YouRace Hengchuang’s prior written consent, they will not dispose of their equity interests in Tianjin Linyang or create or allow any encumbrance on their equity interests. Moreover, without YouRace Hengchuang’s prior written consent, no dividend will be distributed to Tianjin Linyang’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to YouRace Hengchuang. These agreements will remain effective until all equity interests of Tianjin Linyang held by its shareholders have been transferred or assigned to YouRace Hengchuang or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between YouRace Hengchuang and the shareholders of Tianjin Linyang, YouRace Hengchuang agreed to provide loans in an aggregate amount of RMB1.0 million to the shareholders of Tianjin Linyang solely for the capitalization of Tianjin Linyang. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Tianjin Linyang to YouRace Hengchuang or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to YouRace Hengchuang. In the event that shareholders sell their equity interests to YouRace Hengchuang or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to YouRace Hengchuang as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Tianjin Linyang and YouRace Hengchuang elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Contractual Arrangements with CreditEase Puhui

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, YouRace Hengchuang, our consolidated variable interest entity, CreditEase Puhui, and the shareholders of CreditEase Puhui.

Agreements that Provide Us with Effective Control over CreditEase Puhui

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of CreditEase Puhui has pledged all of his or her equity interest in CreditEase Puhui to guarantee the shareholder’s and CreditEase Puhui’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement, loan agreement and power of attorney. If CreditEase Puhui or any of its shareholders breaches their contractual obligations under these agreements, YouRace Hengchuang, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of CreditEase Puhui in accordance with the law. Each of the shareholders of CreditEase Puhui agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of YouRace Hengchuang. The equity interest pledge agreements remain effective until CreditEase Puhui and its shareholders discharge all their obligations under the contractual arrangements. As of the date of this annual report, the equity pledge has been registered with local PRC authorities.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of CreditEase Puhui has irrevocably appointed YouRace Hengchuang to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of CreditEase Puhui requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in CreditEase Puhui, and appointing directors and executive officers. YouRace Hengchuang is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, YouRace Hengchuang shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of CreditEase Puhui. Each shareholder has waived all the rights which have been authorized to YouRace Hengchuang and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from CreditEase Puhui

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between YouRace Hengchuang and CreditEase Puhui, YouRace Hengchuang has the exclusive right to provide CreditEase Puhui with technical support, consulting services and other services. Without YouRace Hengchuang’s prior written consent, CreditEase Puhui agrees not to accept the same or any similar services provided by any third party. YouRace Hengchuang may designate other parties to provide services to CreditEase Puhui. CreditEase Puhui agrees to pay service fees on a monthly basis and at an amount determined by YouRace Hengchuang after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. YouRace Hengchuang owns the intellectual property rights arising out of the performance of this agreement. In addition, CreditEase Puhui has granted YouRace Hengchuang an irrevocable and exclusive option to purchase any or all of the assets and businesses of CreditEase Puhui at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by YouRace Hengchuang unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in CreditEase Puhui

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of CreditEase Puhui has irrevocably granted YouRace Hengchuang an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in CreditEase Puhui. The purchase price is equal to the higher of the amount of registered capital contributed by each shareholder of CreditEase Puhui or the minimum price required by PRC law. If YouRace Hengchuang exercises the option to purchase part of the equity interest held by a shareholder of CreditEase Puhui, the purchase price shall be calculated proportionally. CreditEase Puhui and each of its shareholders have agreed to appoint any persons designated by YouRace Hengchuang to act as CreditEase Puhui’s directors. Without YouRace Hengchuang’s prior written consent, CreditEase Puhui shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB100,000, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of CreditEase Puhui have agreed that, without YouRace Hengchuang’s prior written consent, they will not dispose of their equity interests in CreditEase Puhui or create or allow any encumbrance on their equity interests. Moreover, without YouRace Hengchuang’s prior written consent, no dividend will be distributed to CreditEase Puhui’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to YouRace Hengchuang. These agreements will remain effective until all equity interests of CreditEase Puhui held by its shareholders have been transferred or assigned to YouRace Hengchuang or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between YouRace Hengchuang and the shareholders of CreditEase Puhui, YouRace Hengchuang agreed to provide loans in an aggregate amount of RMB10.0 million to the shareholders of CreditEase Puhui solely for the capitalization of CreditEase Puhui. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in CreditEase Puhui to YouRace Hengchuang or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to YouRace Hengchuang. In the event that shareholders sell their equity interests to YouRace Hengchuang or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to YouRace Hengchuang as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in CreditEase Puhui and YouRace Hengchuang elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

In the opinion of Han Kun Law Offices, our PRC counsel:

•                  the ownership structures of our subsidiaries, YouRace Hengchuang and Hengyuda, and our variable interest entities, Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual agreements relating to Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, our variable interest entities, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities,” governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect. The equity pledge under each equity pledge agreement has been registered with the competent office of the State Administration for Market Regulation in accordance with the PRC laws.

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

D.                                    Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising 4,192.4 square meters in Beijing, China. We have leased additional office spaces of 8,146.6 and 1,908.5 square meters in Beijing, China and Chongqing, China, respectively. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in January 2022. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have a three-year term. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.                                    Operating Results

Overview

We are a leading comprehensive digital financial management platform in China. Since our inception, we have been operating one of China’s largest digital financial management platforms by leveraging technology to seamlessly deliver wealth management solutions to China’s mass affluent population through our wealth management business as well as credit and financial solutions to individual borrowers and small business owners.

Our strategic business realignment with CreditEase in 2019 enables us to operate our business on a more diverse and scalable mix of service platforms. Our wealth management business specifically targets mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions. We believe we are well positioned to capture the significant synergy opportunities presented by this business realignment and deliver long-term operating performance and improvements through our increased scale.

As of December 31, 2020, we had served approximately 5.2 million borrowers and approximately 2.3 million investors. In 2018, 2019 and 2020, we facilitated RMB63,329.1 million, RMB39,103.0 million and RMB11,651.5 million (US$1,785.7 million) in loans. In 2018, 2019 and 2020, we facilitated RMB34,673.9 million, RMB17,583.9 million and RMB3,003.2 million (US$460.3 million) in loans through our mobile applications, respectively, representing 54.8%, 45.0% and 25.8% of the total amount of loans facilitated through our marketplace in the respective periods.

Our wealth management business primarily distributes short-term cash management products, mutual fund investment products, insurance products and securities and stock products. As of December 31, 2020, the total AUA and the average AUA per investor on our Yiren Wealth platform were RMB23,227.4 million (US$3,559.8 million) and RMB151,575.6 (US$23,230.0), respectively. As of December 31, 2020, approximately 49.4% of the investors on our platforms only funded loans, 40.5% of the investors invested in products other than loans and 10.1% of the investors invested in both loans and products other than loans.

In 2020, the majority of our revenues was generated from our credit business. Our credit business generates revenues primarily from the fee charged for our technology-enabled borrower acquisition and facilitation services provided to our institutional funding partners and clients. Our wealth management business generates revenues primarily from financial products and services we offer to our clients in two ways: (i) commissions paid by clients or product providers when clients purchase financial products offered by us, and (ii) recurring service fees paid by our product providers and clients. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute.

Basis of Management’s Discussion of Operating Results

In March 2019, we entered into definitive agreements with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates certain business operations, mainly including online wealth management targeting the mass affluent, unsecured and secured consumer lending, small-and-medium-enterprise (SME) lending and other related services or businesses (the “Acquired Businesses”). This transaction was consummated in July 2019. The discussion of our operating results for the periods indicated in this annual report reflects the inclusion of the Acquired Businesses.

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive personal financial service platform. In connection with the business restructuring, we had disposed of and ceased control over the online consumer lending platform targeting individual investors as the funding source. The Disposed Business was operated by Hengcheng, a variable interest entity of our company, and CreditEase had, through its subsidiaries and affiliates, obtained control over Hengcheng and the Disposed Business operated by Hengcheng, and paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash.

Major Factors Affecting Our Results of Operations

Major factors affecting our results of operations include the following:

Economic Conditions in China

The demand for online consumer finance and wealth management marketplace services from borrowers and investors is dependent upon overall economic conditions in China. General economic factors, including the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and investors’ ability and desire to invest. For example, significant increases in interest rates could cause potential borrowers to defer obtaining loans as they wait for interest rates to become stable or decrease. Additionally, a slowdown in the economy, such as from a rise in the unemployment rate and a decrease in real income, may affect individuals’ level of disposable income. This may negatively affect borrowers’ repayment capability, which in turn may decrease their willingness to seek loans and potentially cause an increase in default rates.

Ability to Acquire Borrowers and Investors Effectively

For Yiren Credit business, our ability to increase the loan volume facilitated through our marketplace largely depends on our ability to attract potential borrowers through sales and marketing efforts. Our sales and marketing efforts include those related to borrower acquisition and retention, and general marketing. We intend to continue to dedicate significant resources to our sales and marketing efforts and constantly seek to improve the effectiveness of these efforts, in particular with regard to borrower acquisition.

We utilize online channels and offline channels for borrower acquisition. We attract a fast growing number of our borrowers through various online channels. We used to rely on CreditEase’s nationwide service network for offline borrower acquisition. In 2017 and 2018, 41.2% and 38.4% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 48.5% and 43.1% of the total amount of loans facilitated through our marketplace, respectively. As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. In 2019 and 2020, 53.0% and 21.7% of our borrowers were acquired through CreditEase Puhui, contributing 52.4% and 68.4% of the total amount of loans facilitated through our marketplace, respectively. We believe the acquisition of CreditEase Puhui will enable us to acquire more borrowers and increase the volume of loans facilitated over our marketplace.

For Yiren Wealth business, our revenue growth has been driven primarily by the increasing number of investors we serve. An increase in the number of investors would contribute to the growth of the total value of the products we distribute and the services we provide, which ultimately affects commissions we receive and in the long-run the recurring service fees we receive. We expect that the number of investors will continue to be a key factor affecting our revenue growth of wealth management business. The number of new investors we may acquire is affected by the breadth of our coverage network. Our capability to cultivate and serve new investors depends on our ability to expand our coverage network.

Currently, our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust, and word-of-mouth marketing.

Effectiveness of Risk Management

Our ability to effectively segment borrowers into appropriate risk profiles affects our ability to offer attractive pricing to borrowers as well as our ability to refer qualified borrowers to our institutional funding partners, both of which directly relate to the level of user confidence in our marketplace. Our proprietary risk management system is built upon data accumulated through our operations, and is further supported by an extensive database accumulated by CreditEase over the past ten years. Our risk management model utilizes big data capabilities to automatically evaluate a borrower’s credit characteristics. At the same time, we use automated verification and fraud detection tools to ensure the quality of the loans facilitated on our marketplace, and supplement these technology-driven tools with manual processes when necessary. Furthermore, our ability to effectively evaluate a borrower’s risk profile and likelihood of default may directly affect our results of operations.

Prior to May 2018, we operated a quality assurance program for investor protection purposes. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” The funding and operation of the quality assurance program may have a material impact on our financial condition. In particular, a significant increase in our expected quality assurance program net payouts would have a negative impact on our net revenue and net income. Our ability to assess the expected quality assurance program net payouts depends on our ability to manage and forecast the performance, or the charge-off rates, of the loans facilitated through our marketplace. Our financial condition is no longer subject to the foregoing impact after we discontinued the operation of the quality assurance program and transferred all our liabilities associated with the quality assurance program to a third-party guarantee company at fair value in May 2018. Since then, we have ceased providing guarantee services.

We have started to provide guarantee services in connection with some of the loans facilitated through our marketplace by institutional funding partners, through one of our wholly owned subsidiaries, Fujian Jiaying, since October 2020. The outstanding balance of the loans guaranteed by Fujian Jiaying was immaterial as of December 31, 2020.

Product Mix and Pricing

Our ability to maintain profitability largely depends on our ability to continually optimize our product mix and to accurately price the loans facilitated through our platform. The expected net charge-off rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company— Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.” In response to market competition or further developments, we may spend more effort promoting certain loan products, managing the growth in volume of other loan products, introducing new products with new risk grades or adjusting the pricing of our existing products. Any material change in the product mix could have a significant impact on our profitability and net income margin.

Asset Under Administration

Asset under administration, or AUA, refers to the total market value of the investments that wealth management business manages on behalf of our investors. AUA under our Yiren Wealth business affects the amount of our revenues, primarily recurring service fees. As of December 31, 2020, the total AUA and the average AUA per investor on our Yiren Wealth platform were RMB23,227.4 million (US$3,559.8 million) and RMB151,575.6 (US$23,230.0), respectively. The growth of revenues on our wealth management business depends on our ability to continuously increase the AUA. If the return of our wealth management products does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors, which could lead to the decrease in our recurring service fee revenues correlate directly to the amount of our AUA.

Ability to Innovate

Our success to date has depended on, and our future success will depend in part on, successfully meeting borrower and investor demand with new and innovative loan and wealth management products. We have made and intend to continue to make efforts to develop loan and wealth management products for borrowers and investors. We constantly evaluate the popularity of our existing product offerings and develop new products and services that cater to the ever evolving needs of our borrowers and investors. Over time we will continue to expand our offerings by introducing new products. From the borrower perspective, we will continue to develop tailored credit products to meet the specific needs of our target borrowers and our institutional funding partners. We plan to expand our ability to implement risk-based pricing by developing more risk grades to optimize loans based on individual credit criteria, enabling us to facilitate customized loans tailored to individual borrowers’ specific credit profiles. See “—C. Product Development.” Failure to continue to successfully develop and offer innovative products and for such products to gain broad customer acceptance could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.

Ability to Compete Effectively

Our business and results of operations depend on our ability to compete effectively in the markets in which we operate. For our credit business, the consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future. For our wealth management business, major financial institutions in China are developing their own wealth management businesses, and international financial institutions have also been expanding to the Chinese market in recent years. We compete with the private banking departments of domestic and global banks, insurance companies and securities firms that provide wealth management services. If we are unable to compete effectively, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to maintain or achieve more widespread market acceptance, any of which could harm our business and results of operations.

Regulatory Environment in China

The regulatory environment for the online consumer finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. The Chinese government has been putting the pieces in place for a more mature regulatory framework covering all aspects of our business. New regulations may result in both opportunities and challenges for us by weeding out weaker players, triggering consolidation within the industry and increasing compliance risk. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing PRC laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make wealth management products more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these events could also provide new product and market opportunities. We will continue to diversify funding sources, expand our loan product mix and enhance our risk management to support our business growth.

Impact of COVID-19 on Our Operations

Substantially all of our net revenue are generated in China. Our results of operations and financial condition in 2020 had been affected by the spread of COVID-19. The extent to which COVID-19 impacts our results of operations in the future will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

The Chinese government took a number of actions, which included extending the Chinese New Year holiday in 2020, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 had also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We had seen delinquency volatilities and a significant decrease in loan volumes and revenues in the first half of 2020. We had taken a series of measures in response to the outbreak, including, among others, remote working arrangement for some of our employees, suspension of our offline customer acquisition activities and cancellation of non-essential business travels to ensure the safety and health of our employees. These measures reduced the capacity and efficiency of our operations.

In addition, to respond the impact of COVID-19 outbreak and help our customers who suffered financial hardship, we launched special customer care program in the second quarter of 2020, providing discount or payment relief for those who were materially affected by the COVID-19 outbreak, which negatively affected our total revenues generated in the second quarter of 2020.

The outbreak of COVID-19 resulted in the suspension of our offline customer acquisition activities from February 2020. This has impacted our operations which resulted in an increase in delinquency volatilities and a significant decrease in revenues and loan volumes in the first quarter of 2020.

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience great economic uncertainty, which may impact our business in a materially negative way as our users and clients may be less inclined to borrow or invest in wealth management products. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers have also be constrained and impacted, which may have a negative impact on our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Consequently, the COVID-19 pandemic may continue to materially adversely affect our business, financial condition and results of operations in 2021. The extent to which this pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the virus infection, the success or failure of efforts to contain or treat the cases, and future actions we or the authorities may take in response to these developments.

As of December 31, 2020, we had cash and cash equivalents of RMB2,469.9 million (US$378.5 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Loan Performance Data

Delinquency Rates

As of December 31, 2020, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days are set forth below:

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2018	1.0%	1.8%	1.7%
December 31, 2019	1.2%	2.0%	1.7%
December 31, 2020	1.2%	1.7%	1.4%

Online Channels
December 31, 2018	1.2%	2.3%	2.2%
December 31, 2019	1.6%	2.9%	2.5%
December 31, 2020	0.9%	1.5%	1.6%

Offline Channels
December 31, 2018	0.9%	1.6%	1.5%
December 31, 2019	1.0%	1.7%	1.5%
December 31, 2020	1.3%	1.8%	1.3%

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

The following chart displays the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2020, by vintage, for all loans facilitated through our online marketplace for each of the months shown:

The following chart displays the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2020, by vintage, for all loan products facilitated under our loan facilitation model for each of the months shown:

The expected M3+ Net Charge-off Rates and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

The following table provides the amount of loans generated through our platform during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rate data as of December 31, 2020 for the loans facilitated during each of the periods.

Period	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-off as of December 31, 2020	Net Charge-off Rate as of December 31, 2020
	(in RMB thousands)	(in RMB thousands)%
2017	69,883,293	11,815,925	16.9
2018	63,176,149	11,725,429	18.6
2019	39,103,048	5,305,343	13.6
2020 Q1~Q3	6,781,464	45,840	0.7

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

Selected Statements of Operations Items

Net revenue

Our revenues consist of revenues from loan facilitation services, post-origination services, account management services, insurance brokerage services and others. The following table sets forth the breakdown of our net revenue, both in absolute amount and as a percentage of our total net revenue, for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	7,647,804	68.0	5,182,028	60.1	1,329,720	203,789	33.6
Post-origination services	1,173,108	10.4	757,783	8.8	670,440	102,750	16.9
Account management services	1,806,732	16.1	2,016,678	23.4	921,779	141,269	23.3
Insurance brokerage services	—	—	—	—	430,830	66,028	10.9
Others	616,470	5.5	660,295	7.7	609,193	93,363	15.3
Total net revenue	11,244,114	100.0	8,616,784	100.0	3,961,962	607,199	100.0

Revenues from loan facilitation are recognized at the time a loan is originated, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services, if any, are recognized through performance of the guarantees (by making payments for defaults).

Under Topic 606, the transaction price of account management service is the management fee charged to investors monthly as the excess of actual return over the expected return. The service fees derived from investors using the automated investment tool are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. On December 31, 2020, we had disposed of and ceased control over the online consumer lending platform targeting individual investors, and there has been no revenue from account management service since January 2021.

Transaction and service fees. We charged borrowers transaction fees for the work we perform through our platform in connecting borrowers with investors and for facilitating loan transactions, which are recognized as loan facilitation service and post-origination service revenue. The amount of the transaction fee charged is based upon the pricing and amount of the underlying loan. After we disposed of and ceased control over the online consumer lending platform targeting individual investors, we charge our institutional funding partners for technology-enabled borrower acquisition and facilitation services provided to them, which are recognized as revenues of loan facilitation services and post-origination services.

The expected net charge off rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

The transaction and service fee rate that we charge varies depending on the risk grade of the loan facilitated. For loans within the same risk grade, the transaction and service fee rate also varies depending on the term of the loan and repayment schedule. The rate for transaction and service fees we charge is a component of the total cost of borrowing for borrowers, with the other component being the fixed interest rate to funding source and fees related to the credit assurance program or insurance charges from PICC Property and Casualty Company Limited, or PICC, from May 2018 to August 2020 for each risk grade. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

In 2018, 2019 and 2020, our weighted average transaction and service fee rate was 23.8%, 20.0% and 16.8%, respectively. The decrease in the weighted average transaction fee rate from 2018 to 2019 was primarily due to a decrease in the transaction and service fee rate charged by us as a result of increases in insurance premium and guarantee fee charged by third-party insurance and guarantee companies. The decrease in the weighted average transaction fee rate from 2019 to 2020 was primarily due to a decrease in the total transaction and service fees, attributable to a decrease in the average term of the loans due to the change of regulatory environment and the requirements of our institutional funding partners.

We have implemented and will continue to implement a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace.

Monthly management fees. We charge investors monthly management fee for using the automated investing tool and the self-directed investing tool, which is recognized as account management services revenue. The monthly management fee for using the automated investing tool is the difference between the interest rates on the underlying loans which range from 10.0% and 12.0%, and the targeted returns offered to investors which are up to 12.0%. The monthly management fee for using the self-directed investing tool is equal to 10.0% of the interest that investors receive, which ranges from 10.0% to 12.0%. The service fees charged to investors for the automated investing tool or self-directed investing tool are collected on a monthly basis through the investment period or on maturity of investment. In 2020, more than 55% of investors made investments on our marketplace using the automated investing tool. On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive personal financial service platform. In connection with the business restructuring, we had disposed of and ceased control over the online consumer lending platform targeting individual investors as the funding source.

Insurance brokerage commissions. We provide insurance brokerage services and sell various health and life insurance products on behalf of insurance companies, and we earn brokerage commissions determined as a percentage of premiums paid by the insured. We have identified our promise to sell insurance policies on behalf of an insurance company as the performance obligation in our contracts with the insurance companies. Our performance obligation to the insurance company is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. The terms for health and life insurance products sold by us are typically five and ten years. The insurance company pays the brokerage commission to us annually based on the underlying cash flows of the insurance policy.

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

Operating Costs and Expenses

Our operating costs and expenses consist of sales and marketing expenses, origination, servicing and other operating costs, general and administrative expenses, provision for contingent liability and allowance for contract assets, receivables and others. The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of our total operating costs and expenses, for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB997,203, RMB434,875 and RMB111,550 for the years ended December 31, 2018, 2019 and 2020, respectively)	6,658,270	63.6	4,457,353	59.5	1,905,095	291,969	40.8
Origination, servicing and other operating costs (including costs from related parties of RMB559,724, RMB409,287 and RMB718,734 for the years ended December 31, 2018, 2019 and 2020, respectively)	1,061,289	10.1	665,083	8.9	1,104,682	169,300	23.7
General and administrative (including expenses from related parties of RMB584,426, RMB122,338 and RMB 192,934 for the years ended December 31, 2018, 2019 and 2020, respectively)	1,336,247	12.8	731,806	9.8	627,368	96,149	13.4
Provision for contingent liability	419,581	4.0	9,462	0.1	3,187	488	0.1
Allowance for contract assets, receivables and others	992,581	9.5	1,625,051	21.7	371,629	56,955	8.0
Loss of disposal	—	—	—	—	655,839	100,512	14.0
Total operating costs and expenses	10,467,968	100.0	7,488,755	100.0	4,667,800	715,373	100.0

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

The following table presents the sales and marketing expenses allocated to Yiren Credit business and Yiren Wealth business, both in absolute amount and as a percentage of total sales and marketing expenses, during the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Wealth management services	1,242,439	18.7	643,542	14.4	195,671	29,988	10.3
Consumer credit services	5,415,831	81.3	3,813,811	85.6	1,709,424	261,981	89.7
Total sales and marketing expenses	6,658,270	100.0	4,457,353	100.0	1,905,095	291,969	100.0

The sales and marketing expenses for each of our wealth management services and consumer credit services decreased from 2018 to 2020 primarily due to our strategy to streamline our operation efficiency and prioritize risk management and quality of asset growth.

Origination, servicing and other operating costs. Origination, servicing and other operating costs consist primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loans. It also consists of costs in connection with the distribution of insurance products, including payroll and related expenses for insurance agents and transaction fee charged by third-party payment platforms.

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

Allowance for contract assets, receivables and others. Allowance for contract assets, receivables and others was the credit loss of contact assets, which represented our right to consideration in exchange for services that we had transferred to the customer before payment was due.

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

China

Generally, our subsidiaries and consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and accordingly has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Yiren Hengsheng, one of our PRC subsidiaries, was qualified as a “software enterprise” in April 2021, and accordingly has been eligible for an exemption of enterprise income tax for 2020 and 2021 and a reduced enterprise income tax at the rate of 12.5% from 2022 through 2024. However, Yiren Hengsheng’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Yiren Hengsheng fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Hengyuda, one of our PRC subsidiaries, is eligible for a reduced enterprise income tax rate of 15% since 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, Hengyuda’s favorable tax treatment is subject to an annual filing requirement. Moreover, the relevant rules and policy initiative may change, and favorable tax treatment under these rules are available only to companies meeting certain qualifications.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)

Net revenue (including revenue from related parties of RMB177,341, RMB142,477 and RMB145,442 for the years ended December 31,2018, 2019 and 2020, respectively) (1)	11,244,114	100.0	8,616,784	100.0	3,961,962	607,199	100.0
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB997,203, RMB434,875 and RMB111,550 for the years ended December 31, 2018, 2019 and 2020, respectively)	(6,658,270)	(59.2)	(4,457,353)	(51.7)	(1,905,095)	(291,969)	(48.1)
Origination, servicing and other operating costs (including costs from related parties of RMB559,724, RMB409,287 and RMB718,734 for the years ended December 31, 2018, 2019 and 2020, respectively)	(1,061,289)	(9.4)	(665,083)	(7.7)	(1,104,682)	(169,300)	(27.9)
General and administrative (including expenses from related parties of RMB584,426, RMB122,338 and RMB 192,934 for the years ended December 31, 2018, 2019 and 2020, respectively)	(1,336,247)	(11.9)	(731,806)	(8.5)	(627,368)	(96,149)	(15.8)
Provision for contingent liability	(419,581)	(3.7)	(9,462)	(0.1)	(3,187)	(488)	(0.1)
Allowance for contract assets, receivables and others	(992,581)	(8.8)	(1,625,051)	(18.9)	(371,629)	(56,955)	(9.4)
Loss of disposal	—	—	—	—	(655,839)	(100,512)	(16.6)
Total operating costs and expenses	(10,467,968)	(93.1)	(7,488,755)	(86.9)	(4,667,800)	(715,373)	(117.8)
Interest income, net	73,917	0.7	73,367	0.9	61,623	9,444	1.6
Fair value adjustments related to the Consolidated ABFE(2)	243,122	2.2	3,866	0.0	(143,988)	(22,067)	(3.6)
Gain on disposal of loan receivables and other beneficial rights	663,884	5.9	159,392	1.8	—	—	—
Other income, net	26,323	0.2	32,365	0.4	14,844	2,275	0.4
Total other income/(loss), net	1,007,246	9.0	268,990	3.1	(67,521)	(10,348)	(1.7)
Income/(loss) before provision for income taxes	1,783,392	15.9	1,397,019	16.2	(773,359)	(118,522)	(19.5)
Income tax (expenses)/benefits	(194,287)	(1.7)	(239,228)	(2.8)	80,611	12,354	2.0
Share of results of equity investees	(9,295)	(0.1)	(2,180)	(0.0)	—	—	—
Net income/(loss)	1,579,810	14.1	1,155,611	13.4	(692,748)	(106,168)	(17.5)

(1)         Net revenue is broken down as follows:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	7,647,804	68.0	5,182,028	60.1	1,329,720	203,789	33.6
Post-origination services	1,173,108	10.4	757,783	8.8	670,440	102,750	16.9
Account management services	1,806,732	16.1	2,016,678	23.4	921,779	141,269	23.3
Insurance brokerage services	—	—	—	—	430,830	66,028	10.9
Others	616,470	5.5	660,295	7.7	609,193	93,363	15.3
Total net revenue	11,244,114	100.0	8,616,784	100.0	3,961,962	607,199	100.0

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

Segment Information

As a result of the acquisition of the Acquired Businesses under common control, we changed our internal organization structure and our reportable segments and currently have two reportable segments, namely Yiren Wealth and Yiren Credit. Yiren Credit is our credit-tech platform that has the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products funded by investors, and since September 2020, loans provided on our credit-tech platform have been funded by institutional funding partners only. Yiren Wealth is our wealth management platform that specifically targets the mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions. The following segment information for the year ended December 31, 2018 has been recast to reflect such change.

The table below provides a summary of our operating segment results for the years ended December 31, 2018, 2019 and 2020:

	For the Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net revenue:
Wealth management	1,986,960	2,176,215	1,432,364	219,520
Consumer credit	9,257,154	6,440,569	2,529,598	387,679
Total net revenue	11,244,114	8,616,784	3,961,962	607,199
Operating costs and expenses:
Wealth management	(1,561,310)	(915,202)	(760,180)	(116,503)
Consumer credit	(8,561,264)	(6,194,071)	(3,703,031)	(567,514)
Income/(loss) from operations:
Wealth management	425,650	1,261,013	672,184	103,017
Consumer credit	695,890	246,498	(1,173,433)	(179,835)
Total segment income/(loss) from operations	1,121,540	1,507,511	(501,249)	(76,818)
Unallocated expenses	(345,394)	(379,482)	(204,589)	(31,356)
Other income/(expenses)	1,007,246	268,990	(67,521)	(10,348)
Income/(loss) before provision for income taxes	1,783,392	1,397,019	(773,359)	(118,522)

Set forth below is a breakdown of net revenue for each segment, both in absolute amount and as a percentage of total net revenue.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Consumer Credit Segment:
Loan facilitation services	7,647,804	68.0	5,182,028	60.1	1,329,720	203,789	33.6
Post-origination services	1,173,108	10.4	757,783	8.8	670,440	102,750	16.9
Others	436,242	3.9	500,758	5.8	529,438	81,140	13.4
Subtotal	9,257,154	82.3	6,440,569	74.7	2,529,598	387,679	63.8
Wealth Management Segment:
Account management services	1,806,732	16.1	2,016,678	23.4	921,779	141,269	23.3
Insurance brokerage services	—	—	—	—	430,830	66,028	10.9
Others	180,228	1.6	159,537	1.9	79,755	12,223	2.0
Subtotal	1,986,960	17.7	2,176,215	25.3	1,432,364	219,520	36.2
Total net revenue	11,244,114	100.0	8,616,784	100.0	3,961,962	607,199	100.0

Consumer Credit Segment

Revenue from our consumer credit segment decreased by 60.7% from RMB6,440.6 million in 2019 to RMB2,529.6 million (US$387.7 million) in 2020, primarily due to a 74.3% decrease in the revenue from our loan facilitation services from RMB5,182.0 million in 2019 to RMB1,329.7 million (US$203.8 million) in 2020 and an 11.5% decrease in the revenue from our post-origination services from RMB757.8 million in 2019 to RMB670.4 million (US$102.8 million) in 2020, primarily resulting from the decrease in the volume of loans facilitated through our marketplace, which decreased from approximately RMB39,103.0 million in 2019 to RMB11,651.5 million (US$1,785.7 million) in 2020. Both the number of borrowers and loan volume facilitated through our marketplace decreased in 2020 as we implemented a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace. The COVID-19 outbreak also adversely affected our borrower acquisition in 2020.

Revenue from our consumer credit segment decreased by 30.4% from RMB9,257.2 million in 2018 to RMB6,440.6 million in 2019, primarily due to a 32.2% decrease in the revenue from our loan facilitation services from RMB7,647.8 million in 2018 to RMB5,182.0 million in 2019 and a 35.4% decrease in the revenue from our post-origination services from RMB1,173.1 million in 2018 to RMB757.8 million in 2019, primarily resulting from the decrease in the volume of loans facilitated through our marketplace, which decreased from approximately RMB63,329.1 million in 2018 to RMB39,103.0 million in 2019. Both the number of borrowers and loan volume facilitated through our marketplace decreased in 2019 as we implemented a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace.

Wealth Management Segment

Revenue from our wealth management segment decreased by 34.2% from RMB2,176.2 million in 2019 to RMB1,432.4 million (US$219.5 million) in 2020, primarily due to a 54.3% decrease in the revenue from our account management services from RMB2,016.7 million in 2019 to RMB921.8 million (US$141.3 million) in 2020, partially offset by the increase in revenue from insurance brokerage services from nil in 2019 to RMB430.8 million (US$66.0 million) in 2020. The decrease in the revenue from our wealth management segment was primarily due to a decrease in the total scale of fixed income products we offered in 2020.

Revenue from our wealth management segment increased by 9.5% from RMB1,987.0 million in 2018 to RMB2,176.2 million in 2019, primarily due to an 11.6% increase in the revenue from our account management services from RMB1,806.7 million in 2018 to RMB2,016.7 million in 2019. The increase in the revenue from our wealth management segment was primarily due to an increase in the management fees we recognized from an increasing price difference between the interest rates of the underlying loans and the targeted return offered to investors in 2019.

All of our revenue was generated from the PRC and all of long-lived assets of us were located in the PRC. Depreciation and amortization expenses of wealth management for the years ended December 31, 2018, 2019 and 2020 were RMB3.0 million, RMB2.7 million and RMB1.9 million (US$0.3 million), respectively. Depreciation and amortization expenses of consumer credit for the years ended December 31, 2018, 2019 and 2020 were RMB107.9 million, RMB89.9 million and RMB78.8 million (US$12.1 million), respectively.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenue. Our net revenue decreased from RMB8,616.8 million in 2019 to RMB3,962.0 million (US$607.2 million) in 2020, primarily due to a 60.7% decrease in the revenue from our consumer credit services from RMB6,440.6 million in 2019 to RMB2,529.6 million (US$387.7 million) in 2020. The decrease in the revenue from our consumer credit services was primarily due to the decrease in the volume of loans facilitated through our marketplace, which decreased from approximately RMB39,103.0 million in 2019 to RMB11,651.5 million (US$1,785.7 million) in 2020. Both the number of borrowers and loan volume facilitated through our marketplace decreased in 2020 as we implement tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace. In addition,  our business scale had been adversely affected by the COVID-19 outbreak in 2020. The revenue from our wealth management services decreased by 34.2% from RMB2,176.2 million in 2019 to RMB1,432.4 million (US$219.5 million) in 2020, primarily due to a decrease in the total scale of fixed income products we offered in 2020.

Operating costs and expenses. Our total operating costs and expenses decreased from RMB7,488.8 million in 2019 to RMB4,667.8 million (US$715.4 million) in 2020, primarily attributable to the decrease in sales and marketing expenses, general and administrative expenses, and allowance for contract assets, receivables and others.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB4,457.4 million in 2019 to RMB1,905.1 million (US$292.0 million) in 2020, primarily due to a 55.2% decrease in sales and marketing expenses for consumer credit services from RMB3,813.8 million in 2019 to RMB1,709.4 million (US$262.0 million) in 2020. The decrease was primarily due to the decrease in the volume of loans facilitated through our marketplace and the increased marketing efficiencies. The sales and marketing expenses for wealth management services decreased by 69.6% from RMB643.5 million in 2019 to RMB195.7 million (US$30.0 million) in 2020, primarily due to the decrease in the amount of in legacy products, which decreased from approximately RMB41,203.6 million in 2019 to RMB12,372.8 million (US$1,896.2 million) in 2020. Our sales and marketing expenses as a percentage of our total revenues decreased from 51.7% to 48.1% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs increased from RMB665.1 million in 2019 to RMB1,104.7 million (US$169.3 million) in 2020. Our origination, servicing and other operating costs as a percentage of our total revenues increased from 7.7% to 27.9% during the same period, primarily attributable to an increase in the commission expenses due to an increase in the total volume of insurance products sold under our wealth management business.

General and administrative expenses. Our general and administrative expenses decreased from RMB731.8 million in 2019 to RMB627.4 million (US$96.1 million) in 2020. Our general and administrative expenses as a percentage of our total revenues increased from 8.5% to 15.8% during the same period, primarily due to the decrease in net revenue which was in line with the decreases in the loan volume facilitated through our marketplace and weighted average transaction and service fee rate.

Provision for contingent liability. Our provision for contingent liability decreased from RMB9.5 million in 2019 to RMB3.2 million (US$0.5 million) in 2020, primarily due to a decrease in the outstanding balance of loans under the guarantee services we provided.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others decreased from RMB1,625.1 million in 2019 to RMB371.6 million (US$57.0 million) in 2020, primarily due to a decrease in the loan volume and a better risk performance resulting from the evolution of our credit business model.

Loss of disposal. Our loss of disposal in 2020 was attributable to the restructuring in which the difference between the disposal consideration and the book value of the disposed businesses was recognized. The disposal consideration factored in the future expected losses of the disposed business.

Interest income, net. Our interest income, net decreased slightly from RMB73.4 million in 2019 to RMB61.6 million (US$9.4 million) in 2020, primarily due to a decrease in available-for-sale investments and held-to-maturity investments.

Fair value adjustments related to the Consolidated ABFE. Our fair value adjustments decreased from a fair value gain of RMB3.9 million in 2019 to a fair value loss of RMB144.0 million (US$22.1 million) in 2020, primarily due to the loss of principal and interest from the loans issued by Consolidated ABFE.

Gain on disposal of loan receivables and other beneficial rights. Gain on disposal of loan receivables and other beneficial rights decreased from RMB159.4 million in 2019 to nil in 2020, primarily due to the decrease in gains on disposal of consolidated ABFE in 2019.

Other income, net. Our other income, net decreased from RMB32.4 million in 2019 to RMB14.8 million (US$2.3 million) in 2020, primarily due to the decrease in additional VAT deduction based on deductible input VAT in 2020.

Income tax (expenses)/benefits. We recorded income tax benefits of RMB80.6 million (US$12.4 million) in 2020 compared to income tax expenses of RMB239.2 million in 2019, which was mainly due to the decrease in the taxable income as a result of the reduction of legacy business.

Net income/(loss). As a result of the foregoing, our net income decreased from net income of RMB1,155.6 million in 2019 to net loss of RMB692.7 million (US$106.2 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenue. Our net revenue decreased from RMB11,244.1 million in 2018 to RMB8,616.8 million in 2019, primarily due to a 30.4% decrease in the revenue from our consumer credit services from RMB9,257.2 million in 2018 to RMB 6,440.6 million in 2019. The decrease in the revenue from our consumer credit services was primarily due to the decrease in the volume of loans facilitated through our marketplace, which decreased from approximately RMB63,329.1 million in 2018 to RMB39,103.0 million in 2019. Both the number of borrowers and loan volume facilitated through our marketplace decreased in 2019 as we implement tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace. In addition, we have reduced our business scale and number of borrowers and investors to ensure the compliance with Circular 175. The revenue from our wealth management services increased by 9.5% from RMB1,987.0 million in 2018 to RMB2,176.2 million in 2019, primarily due to an increase in the management fees we recognized from an increasing price difference between the interest rates of the underlying loans and the targeted return offered to investors in 2019.

Operating costs and expenses. Our total operating costs and expenses decreased from RMB10,468.0 million in 2018 to RMB7,488.8 million in 2019, primarily attributable to the decrease in sales and marketing expenses, origination, servicing and other operating costs and general and administrative expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB6,658.3 million in 2018 to RMB4,457.4 million in 2019, primarily due to a 29.6% decrease in sales and marketing expenses for consumer credit services from RMB5,415.8 million in 2018 to RMB3,813.8 million in 2019. The decrease was primarily due to the decrease in the volume of loans facilitated through our marketplace and the increased marketing efficiencies. The sales and marketing expenses for wealth management services decreased by 48.2% from RMB1,242.4 million in 2018 to RMB 643.5 million in 2019, primarily due to the decrease in the amount of investment in legacy products, which decreased from approximately RMB70,667.3 million in 2018 to RMB41,203.6 million in 2019. Our sales and marketing expenses as a percentage of our total revenues decreased from 59.2% to 51.7% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs decreased from RMB1,061.3 million in 2018 to RMB665.1 million in 2019. Our origination, servicing and other operating costs as a percentage of our total revenues decreased from 9.4% to 7.7% during the same period, primarily attributable to a decline in loan facilitation volume and remaining loan balance.

General and administrative expenses. Our general and administrative expenses decreased from RMB1,336.2 million in 2018 to RMB731.8 million in 2019. Our general and administrative expenses as a percentage of our total revenues decreased from 11.9% to 8.5% during the same period, primarily due to the increased operational efficiency attributable to synergy effects after our business realignment with CreditEase in 2019.

Provision for contingent liability. Our provision for contingent liability decreased from RMB419.6 million in 2018 to RMB9.5 million in 2019, primarily due to the disposal of quality assurance program in May 2018 and thus no provision for contingent liability of quality assurance program accrued in 2019.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others increased from RMB992.6 million in 2018 to RMB1,625.1 million in 2019, primarily due to changes in future collectability estimates by the increase of delinquency.

Interest income, net. Our interest income, net decreased slightly from RMB73.9 million in 2018 to RMB73.4 million in 2019, primarily due to a decrease in available-for-sale investments and held-to-maturity investments.

Fair value adjustments related to the Consolidated ABFE. Our fair value adjustments decreased from a fair value gain of RMB243.1 million in 2018 to RMB3.9 million in 2019, since we did not have new trust investment in 2019.

Gain on disposal of loan receivables and other beneficial rights. Gain on disposal of loan receivables and other beneficial rights decreased from RMB663.9 million in 2018 to RMB159.4 million in 2019, primarily due to the decrease in gains on disposal of consolidated ABFE.

Other income, net. Our other income, net increased from RMB26.3 million in 2018 to RMB32.4 million in 2019, primarily due to the increase in additional VAT deduction based on deductible input VAT in 2019.

Income tax expense. Our income tax expense increased from RMB194.3 million in 2018 to RMB239.2 million in 2019, which was mainly due to the increase in the taxable income as a result of debt relief in relation to the business realignment with CreditEase.

Net income. As a result of the foregoing, our net income decreased from RMB1,579.8 million in 2018 to RMB1,155.6 million in 2019.

Discussion of Certain Balance Sheet Items

The following selected consolidated balance sheet as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected recast consolidated balance sheet as of December 31, 2018 have been derived from our audited recast consolidated financial statements not included in this annual report.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	2,606,939	3,198,086	2,469,909	378,530
Restricted cash	427,546	71,056	237,239	36,358
Contract assets, net (net of allowance of RMB992,049, RMB1,515,627 and RMB467,306 as of December 31, 2018, 2019 and 2020, respectively)	3,909,263	2,398,685	750,174	114,969
Prepaid expenses and other assets	2,552,319	1,333,221	278,591	42,697
Loans at fair value	1,375,221	418,492	192,156	29,449
Financing receivables (net of allowance of nil, nil and RMB32,975 as of December 31, 2018, 2019 and 2020, respectively)	—	29,612	1,253,494	192,106
Available-for-sale investments	835,565	460,991	175,515	26,899
Total assets	14,251,815	9,644,420	6,702,253	1,027,165
Liabilities:
Payable to investors at fair value	626,207	—	52,623	8,065
Accrued expenses and other liabilities	1,981,107	2,324,552	1,208,915	185,275
Secured borrowings	222,419	18,590	500,500	76,705
Refund liabilities	2,145,748	1,801,535	10,845	1,662
Total liabilities	14,615,228	5,154,330	2,924,589	448,213
Total (deficit)/equity	(363,413)	4,490,090	3,777,664	578,952
Total liabilities and equity	14,251,815	9,644,420	6,702,253	1,027,165

Cash and Cash Equivalents

Our cash and cash equivalents increased by 22.7% from RMB2,606.9 million as of December 31, 2018 to RMB3,198.1 million as of December 31, 2019, primarily due to continuing improvement of cash management and the redemption of investments at the end of 2019.

Our cash and cash equivalents decreased by 22.8% from RMB3,198.1 million as of December 31, 2019 to RMB2,469.9 million (US$378.5 million) as of December 31, 2020, primarily due to the disposal of Hengcheng.

Restricted Cash

Restricted cash represents cash held by the consolidated ABFE through segregated bank accounts which is not available to fund our general liquidity needs and guarantee deposit in a restricted bank account. The following table sets forth a breakdown of our restricted cash as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Consolidated ABFE	392,758	43,833	213,033	32,648
Guarantee deposit	33,540	27,223	24,206	3,710
Transaction deposit	1,248	—	—	—
Total restricted cash	427,546	71,056	237,239	36,358

Restricted cash decreased by 83.4% from RMB427.5 million as of December 31, 2018 to RMB71.1 million as of December 31, 2019, primarily due to the disposal of our direct investments in trusts.

Restricted cash increased by 233.9% from RMB71.1 million as of December 31, 2019 to RMB237.2 million (US$36.4 million) as of December 31, 2020, primarily due to the establishment of new trusts and the collection of principal and interest from the loans issued by Consolidated ABFE.

Contract Assets, Net

Contract assets decreased by 38.6% from RMB3,909.3 million, net of allowance of RMB992.0 million as of December 31, 2018 to RMB2,398.7 million, net of allowance of RMB1,515.6 million as of December 31, 2019, primarily due to the transaction and service fees received, partially offset by contract assets recognized in relation to the loans facilitated in 2019. Contract assets decreased by 68.7% from RMB2,398.7 million, net of allowance of RMB1,515.6 million as of December 31, 2019 to RMB750.2 million (US$115.0 million), net of allowance of RMB467.3 million (US$71.6 million) as of December 31, 2020, primarily due to the transaction and service fees received in 2020 as well as the disposal of Hengcheng, partially offset by contract assets recognized in relation to the loans facilitated in 2020.

Prepaid Expenses and Other Assets

The following table sets forth a breakdown of our prepaid expenses and other assets as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Prepaid Expenses and Other Assets:
Loans to third parties	172,071	516,079	—	—
Funds receivable from external payment network providers	514,619	331,534	105,741	16,206
Funds receivable from insurance and guarantee companies	141,323	289,752	—	—
Prepaid expenses	133,467	64,923	34,789	5,332
Receivable from Tianda Xinan (Beijing) Guarantee Co., Ltd.	1,384,561	16,891	24,851	3,809
Prepaid VAT and surcharge tax	46,254	889	—	—
Deposits	—	76,994	54,298	8,322
Guarantee receivable	—	—	20,244	3,103
Interest receivable	—	8,194	14,660	2,247
Others	160,024	27,965	24,008	3,678
Total prepaid expenses and other assets	2,552,319	1,333,221	278,591	42,697

Prepaid expenses and other assets decreased by 47.8% from RMB2,552.3 million as of December 31, 2018 to RMB1,333.2 million as of December 31, 2019, primarily due to (i) the change in receivable from Tianda Xinan (Beijing) Guarantee Co., Ltd., a guarantee company which was a subsidiary of VIE of CreditEase until February 2018, and (ii) change in loans to third parties. The change in receivable from Tianda Xinan (Beijing) Guarantee Co., Ltd. was primarily because, as part of the acquisition of the Acquired Businesses under common control, the related parties’ receivables and payables from/to the Acquired Businesses and Tianda Xinan’s payable to the Acquired Businesses were transferred to CreditEase Zhuoyue Wealth Investment Management (Beijing) Co., Ltd. in 2019.

Prepaid expenses and other assets decreased by 79.1% from RMB1,333.2 million as of December 31, 2019 to RMB278.6 million (US$42.7 million) as of December 31, 2020, primarily due to (i) the decrease in funds receivable from external payment network providers and funds receivable from insurance and guarantee companies as a result of the disposal of Hengcheng and (ii) the decrease in loans to third parties as a result of the debt liquidation within the group.

Loans at Fair Value

Loans at fair value represented the fair value of loans invested by the Consolidated ABFE, which decreased by 69.6% from RMB1,375.2 million as of December 31, 2018 to RMB418.5 million as of December 31, 2019, and further decreased to RMB192.2 million (US$29.4 million) as of December 31, 2020, primarily due to the decrease in the balance of loans at fair value.

Financing receivables

Financing receivables represented loans issued by Hainan Haijin Yichuang Micro-lending Co., Ltd. and lease receivables arising from direct financing leases issued by Yichuang Financial Leasing. Financing receivables increased by 4,133.1% from RMB29.6 million, net of allowance of nil as of December 31, 2019 to RMB1,253.5 million (US$192.1 million), net of allowance of RMB33.0 million (US$5.1 million) as of December 31, 2020, primarily due to an increase in the volume of direct financing leases issued by Yichuang Financial Leasing.

Available-for-sale Investments

Available-for-sale investments primarily included debt securities which can be redeemed on a T+1 basis or upon maturity. Available-for-sale investments decreased by 44.8% from RMB835.6 million as of December 31, 2018 to RMB461.0 million as of December 31, 2019, and further decreased to RMB175.5 million (US$26.9 million) as of December 31, 2020, primarily due to redemption of securities.

Payable to Investors at Fair Value

Payable to investors at fair value represented the amount payable by the Consolidated ABFE to its investors, which decreased from RMB626.2 million as of December 31, 2018 to nil as of December 31, 2019, primarily due to our direct investment in trusts, which were eliminated on our consolidated financial statements, and increased to RMB52.6 million (US$8.1 million) in 2020, primarily due to the external contribution to our consolidated ABFE.

Accrued Expenses and Other Liabilities

The following table sets forth a breakdown of our accrued expenses and other liabilities as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Accrued Expenses and Other Liabilities:
Accrued payroll and welfare	782,927	772,590	668,197	102,406
Tax payable	357,751	803,116	194,406	29,794
Funds collected on behalf of third-party guarantee companies	231,467	425,920	27,925	4,280
Accrued customer incentives	205,072	81,297	54,703	8,384
Accrued advertisement expenses	138,411	62,472	15,467	2,370
Payable to investors	85,495	68,011	110,227	16,893
Deposits	80,418	—	—	—
Liabilities from quality assurance program and guarantee	9,950	4,397	22,783	3,492
Others	89,616	106,749	115,207	17,656
Total accrued expenses and other liabilities	1,981,107	2,324,552	1,208,915	185,275

Accrued expenses and other liabilities increased from RMB1,981.1 million as of December 31, 2018 to RMB2,324.6 million as of December 31, 2019, primarily due to the change in tax payable and funds collected on behalf of third-party guarantee companies. The change in tax payable primarily due to the accumulated effect of deferred tax assets related to liabilities from quality assurance program and guarantee in 2018. The change in funds collected on behalf of third-party guarantee companies primarily due to the business growth and development. Accrued expenses and other liabilities decreased from RMB2,324.6 million as of December 31, 2019 to RMB1,208.9 million (US$185.3 million) as of December 31, 2020, primarily due to the decrease in tax payable and funds collected on behalf of third-party guarantee companies as a result of disposal of Hengcheng.

Secured borrowings

Secured borrowings decreased from RMB222.4 million as of December 31, 2018 to RMB18.6 million as of December 31, 2019, primarily due to principal payments of the loan to third parties. Secured borrowings increased from RMB18.6 million as of December 31, 2019 to RMB500.5 million (US$76.7 million) as of December 31, 2020, primarily due to that Yichuang Financial Leasing entered into several financing arrangements, with a principal amount of RMB862.0 million (US$132.1million), among which RMB361.5 million (US$55.4million) was recorded in “amount due to related parties” on the consolidated balance sheets.

Refund liabilities

Refund liabilities represented the transaction fees which have been received but were expected to be refunded, which decreased from RMB2,145.7 million as of December 31, 2018 to RMB1,801.5 million as of December 31, 2019, and further decreased to RMB10.8 million (US$1.7 million) as of December 31, 2020, primarily due the net payout and disposal of Hengcheng.

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

Basis of Presentation, Combination and Consolidation

We conduct our online consumer finance marketplace business in China mainly through our PRC subsidiaries, YouRace Hengchuang and Hengyuda (“FOS”) and our consolidated variable interest entities, Yiren Wealth Management and CreditEase Puhui (“VIEs”). Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we conduct our online operations in China through a series of contractual arrangements entered into between FOS and VIEs and their shareholders. CreditEase Puhui operates www.yxpuhui.com and provides referral and other services through its nationwide service network. Yiren Wealth Management operates our wealth management mobile application, which serves as an online portal for Yiren Wealth Business. Significant amount of our revenues, costs and expenses related our Yiren Credit and Yiren Wealth business conducted in China are generated through Yiren Wealth Management and CreditEase Puhui and their subsidiaries. As a result of the contractual arrangements, we have the ability to direct the activities of Yiren Wealth Management and CreditEase Puhui that most significantly impact their economic performance, and to obtain a majority of the residual returns of Yiren Wealth Management and CreditEase Puhui. We are considered the primary beneficiary of Yiren Wealth Management and CreditEase Puhui, and accordingly the entities are our variable interest entities under U.S. GAAP and we consolidate their results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Yiren Wealth Management and CreditEase Puhui might preclude us from consolidating the entities in the future.

As part of our strategy to expand our institutional partners base, we established a business relationship with certain trusts or ABS plan which was administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by us on our platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers.

We provide loan facilitation and post-origination services to the trusts. We also have power to direct the activities that have most significant impact on the economic performance of the ABFE by providing the loan servicing and default loan collection services of the trusts.

Through the transaction and service fees charged, guarantee deposit, and direct investment, we have the right to receive benefits or bear losses from the ABFE that could potentially be significant to the ABFE. We also holds significant variable interest in ABFE through the transaction fees charged, guarantee provided in the form of guarantee deposit, or direct investment.

Accordingly, we are considered the primary beneficiary of the ABFE and have consolidated the ABFE’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

The assets of the ABFE are not available to our creditors. In addition, the investors of the ABFE have no recourse against our assets.

On March 25, 2019, CreditEase entered into definitive agreements with us, which contemplated the separation and transfer of its online wealth management targeting the mass affluent investors, unsecured and secured consumer lending and other related services or businesses to us. As of March 31, 2019, the business of unsecured and secured consumer lending, operated by CreditEase Puhui, CreditEase Huimin Investment Management (Beijing) Co., Ltd. and its subsidiaries, as well as the Zhiwang wealth management business operated by CreditEase Zhuoyue Wealth Investment Management (Beijing) Co., Ltd. (collectively referred to as the “Acquired Businesses”) have been transferred to us for an aggregated consideration comprising of RMB233 million in cash, RMB2,627 million in contingent consideration and 61,981,412 shares of us. As part of the transaction, the related parties’ receivables and payables from/to the Acquired Businesses, and Tianda Xinan (Beijing) Guarantee Co., Ltd.’s payable to the Acquired Businesses were transferred to Zhuoyue. Zhuoyue subsequently unconditionally waived a net receivables amounting to RMB5,147 million from the Acquired Businesses. In May 2019, we also acquired Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. (a consolidated VIE of CreditEase) and its subsidiaries from CreditEase for a consideration of RMB29 million. Cash consideration of RMB230 million and RMB29 million were paid in March and May, respectively, for the aforementioned acquisitions. At the closing of the business transactions with CreditEase on July 11, 2019, we issued a total of 61,981,412 ordinary shares with a total fair value of RMB2,754 million. The contingent consideration is to be paid by monthly installments in an 18-month period after the closing with each payment contingent upon the Acquired Businesses achieving certain pre-agreed performance targets which are based on the total monthly loan volume facilitated by CreditEase Puhui. We made contingent payments to CreditEase amounting to RMB1, 410 million until November 2019 as the pre-agreed performance targets were met. In December 2019, CreditEase waived the remaining contingent liabilities, amounting to RMB1,217 million, which was accounted for as a contribution from CreditEase.

As we and the acquired entities were under common control of CreditEase for 2018 and 2019, the above acquisitions have been accounted for in a manner akin to a pooling-of-interests as if we had owned the acquired entities from the time they were incorporated. Accordingly, we retrospectively adjusted its consolidated financial statements to include the transferred net assets of the acquired entities and any related operations for all periods presented. Any difference between the net book value of the acquirees and the amounts paid by us has been accounted for as a capital contribution in the consolidated statements of changes in equity.

On December 31, 2020, as a result of a business restructuring, we disposed our online consumer lending platform targeting individual investors as the funding source to CreditEase.

Revenue

(a) Consumer Credit business

Revenue from loan facilitation and post-origination services

We provide services as an online marketplace connecting borrowers and investors. The investors consist of individual investors and institutional investors. In 2020, we ceased to facilitate new loans to individual investors.

We provide loan facilitation services, guarantee services until May 2018 (e.g. quality assurance programs to individual investors) and post-origination services (e.g. cash processing, collection for some lenders and SMS services).

We have determined that we are not the legal lender or borrower in the loan origination and repayment process, but act as an intermediary to bring the lender and the borrower together. Except for loans and payable to investors in the consolidated ABFE, we do not record the loans receivable or payable arising from the loans facilitated between investors and borrowers.

We charge fees upfront or on a monthly basis. We also receive service fees contingent on future events (e.g., penalty fees for loan prepayment and late payment and other service fees, and etc.).

We determine our customers to be both the investors and borrowers. We assess ability and intention to pay the service fees of both borrowers and investors when they become due and determine if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. While the post-origination services are within the scope of ASC Topic 860, ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation services and post-origination services are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each services on its own and our promises to deliver the services are separately identifiable from each other in the contract.

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

We first allocates the transaction price to the guarantee liabilities (until May 2018), if any, in accordance with ASC Topic 460, Guarantees, which requires the guarantee to be measured initially at fair value based on the stand ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in Topic 606. We do not have observable standalone selling price information for the loan facilitation services or post-origination services because we do not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to us. As a result, the estimation of standalone selling price involves significant judgments. We use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors. However, for post-origination services, given the main services are about loan collecting, we can refer to other companies performing the same services, therefore a direct observable standalone selling price for similar services in the market is available to us.

For each type of the services, we recognize revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised service to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between investor and the borrower and the loan principal is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services, if any, are recognized at the expiry of the guarantee term.

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-origination services. We collect service fees upfront or monthly or both. For upfront fees that are partially refundable to the borrowers, we estimate the refund based on historical prepayment probability and the corresponding predetermined refundable amount, and records corresponding refund liabilities upon receiving such fees.

The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB787.1 million and RMB99.8 million (US$15.3 million) as of December 31, 2019 and 2020, respectively, among which approximately 53%, 67% and 74% of the remaining performance obligations will be recognized over the following 12 months, respectively, and with the remainder recognized thereafter.

In the year ended December 31, 2020, we provided cash incentive in the form of repayment exemption of RMB595.3 million (US$91.2 million) to our borrowers, which was considered as consideration payable to its customers which was recorded as reduction of revenue.

Other revenue of consumer credit business

Other revenue included in consumer credit business includes penalty fees for loan prepayment and late payment, fees charged for early repayment and referral service fees. The penalty fees, which are fees paid to the investors that are assigned to us by the investors, will be received as a certain percentage of past due amounts in case of late payment or a certain percentage of interest over the prepaid amount of loan principal in case of prepayment. We also refers potential borrowers to third-party companies and related parties and charges them fixed rate fees. Referral services revenue is recognized when successful referrals and sales were completed by us respectively.

(b) Wealth management business:

Revenue from account management services

We charge service fees to individual investor for using the automated investment tool equal to the entire excess of actual return over the expected return. We determined that the automated investment tool service represents one performance obligation.

The service fees were initially estimated based on historical experience of returns on similar investment products and current trends and is due at the end of the investment period, which was the period of time when the individual investor’s investment are matched with loans. The expected actual return of the loan was estimated on a portfolio basis using the expected value approval based on current loan portfolio and interest rates. The expected return rates offered have been relatively stable during the historical periods presented. Because all loans matched with individual investors’ investments have been covered by third party credit guarantees, the estimated service fee is not affected by the fluctuations of default rates of the underlying loans. We believe the estimates of variable consideration is not constrained as it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

The service fees are recognized on a straight-line basis over the term of the investment period, as we stand ready to provide the automated investment tool service while the individual investors simultaneously receives and consumes the benefits of such service throughout the investment period.

The weighted average investment period was 18 months and 20.8 months for the years ended December 31, 2019 and 2020, respectively. The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to account management services were RMB919.7 million and nil as of December 31, 2019 and 2020, respectively, among which approximately 98% and nil of the remaining performance obligations will be recognized over the following 12 months, respectively, with the remainder recognized thereafter.

As we ceased to facilitate new loans to individual investors, and following the disposal of Hengcheng, we will not have any revenue from account management services starting from January 2021.

Customer incentives

To expand our market presence, we provide cash incentives to investors from time to time. Each individual incentive program only lasts between a week and a few weeks. During the relevant incentive program period, we set certain thresholds for the investor to qualify to enjoy the cash incentive. When a qualified investment is made, the cash payment is provided to the investor as a percentage of the investment amount. We also distributed interest plus coupons and renewal reward coupons to investors free of charge. The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of the contract price.

We have established a membership reward program wherein investors can earn Yiren coins when purchases are made on our platforms reached a certain amount. Yiren coins earned by investors represent a material right to free or discounted goods or services in the future, which are accounted for as a separate performance obligation. For the transactions that granted Yiren coins to the investors, a portion of transaction price is deferred for the obligation related to the Yiren coins, which are allocated based on the relative standalone selling prices. The standalone selling price of Yiren coins is calculated by taking the estimated value of Yiren coins that are expected to be used incorporating estimated breakage based on historical redemption patterns. The revenue associated with Yiren coins is deferred until the points are redeemed. As of December 31, 2019, and 2020, the liabilities related to Yiren coins were immaterial.

Revenue from Insurance brokerage services

We provide insurance brokerage services distributing various health and life insurance products and property insurance products on behalf of insurance companies. As an agent of the insurance company, we sell insurance policies on behalf of the insurance company and earns brokerage commissions determined as a percentage of premiums paid by the insured. We have identified our promise to sell insurance policies on behalf of an insurance company as the performance obligation in our contracts with the insurance companies. Our performance obligation to the insurance company is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective.

The terms for health and life insurance products sold by us are typically 5 and 10 years, while the term for property insurance products is one year. The insurance company pays us a commission annually based on the underlying cash flows of the insurance policy. Our contract terms can give rise to variable consideration due to the nature of our commission structure (e.g. policy changes or cancellations).

We determine the transaction price of our contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on assumption about future customer behavior and market conditions. Such estimates are ‘constrained’ in accordance with ASC606. That is, we use the expected value method and only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.

Other revenue of wealth management business

Other revenue of wealth management business mainly includes referral service fee. Referral services revenue is recognized when successful referrals are completed by us.

Contract assets

Under ASC 606, contract assets represent our rights to consideration in exchange for services that we have transferred to the customer before payment is due.

For consumer credit business, our rights to consideration for the monthly fees related to facilitation services are conditional on the borrowers’ actual payment, as the borrowers have the rights to early terminate the loan contracts prior to the loan maturity and are not obligated to pay the remaining monthly fees. As such, we record a corresponding contract assets for the monthly service fees allocated to loan facilitation services and post-origination services that have already been delivered in relation to loans facilitated on our platform when recognizing revenue from loan facilitation services and post-origination services.

For insurance brokerage services, contract assets are recorded for arrangements when we have provided the services but for which the related payments are not yet due. Contract assets are attributable to the brokerage commission that is contingent upon the future premium payment of the policy holders.

Contract assets represent our rights to consideration in exchange for services that we have transferred to the customer before payment is due. The facilitation service monthly fee that are past the payment due date but have not been paid are reclassified to account receivable. We only recognize contract assets to the extent that we believe it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. The contract assets, net of allowance are RMB3,909.3 million, RMB2,398.7 million and RMB750.2 million (US$115.0 million) as of December 31, 2018, 2019 and 2020, respectively.

Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. In determining whether an impairment loss should be recorded in the financial statements, we make judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from contract assets. This evidence may include observable data indicating that there has been an adverse change in the borrower’s credit risk, or national or local economic conditions that correlate with defaults on loans. When contract assets are assessed for impairment, we use estimates based on the historical borrower’s credit risk. The historical borrower’s credit risk is adjusted on the basis of the relevant observable data that reflects current economic conditions. We regularly review the methodology and assumptions used for estimating the amount of collectable contract assets.

Contract assets are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. We will write off contract assets and corresponding allowance if any repayment of the underlying loan is 90 days past due.

Contract cost

We pay commissions for successful referring of borrowers or investors and insurance customers to us. The commissions paid based on successful referrals are considered as contract acquisition cost, and are capitalized when the commission becomes payable. The amount of amortization for the years ended December 31, 2019 and 2020 are RMB107.3 million and RMB116.3 million (US$17.8 million), respectively.

Amortization of the capitalized contract cost is charged to the consolidated statements of operations when the revenue to which the asset relates is recognized. Contract cost is recognized as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less. We recorded nil and RMB29.8 million (US$4.6 million) impairment loss for contract cost as of December 31, 2019 and 2020, respectively.

Deferred revenue

Deferred revenue consists of post-origination service fees received from borrowers upfront for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered over the loan period.

The amounts of revenue recognized during the years ended December 31, 2019 and 2020 that were included in the opening deferred revenue were RMB391.2 million and RMB263.8 million (US$40.4 million), respectively.

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

Our refund liabilities are the expected refund of service fees to borrowers in the case of early repayment of loans. The refund liabilities as of December 31, 2019 and 2020 amounted to RMB1,801.5 million and RMB10.8 million (US$1.7 million), respectively.

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

As our loans and related payable to investors are not traded in an active market with readily observable prices, we use discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these assets and liabilities, including discount rate, net accumulative expected loss rates, and accumulative prepayment rates. Financial instruments are categorized as Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. We did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2019 and 2020.

Significant Unobservable Inputs

Financial Instrument	Unobservable Input	Range of Inputs Weighted-Average December 31
		2019	2020
Loans at fair value	Discount rates	12.0%-16.4%	12.0%-36.0%
	Net cumulative expected loss rates(1)	14.4%-16.6%	7.7%~31.7%
	Cumulative prepayment rates(2)	11.9%	7.5%~27.0%
Payable to investors at fair value	Discount rates	N/A	6.8%~8.7%

(1)         Expressed as a percentage of the loan volume.

(2)         Expressed as a percentage of the remaining principal of loans.

These inputs in isolation can cause significant increases or decreases in fair value. Specifically, increases in the discount rate can significantly lower the fair value of loans; conversely, a decrease in the discount rate can significantly increase the fair value of loans. The discount rate is determined based on the market rates.

Financing receivables

Financing receivables represent loans and lease receivables arising from direct financing leases issued by us. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets based on the outstanding principal adjusted for any write-off, and the allowance for credit losses. Amortized cost of a financing receivables is equal to the unpaid principal balance, plus net deferred origination cost if any. We recognize interest and financial service income over the terms of the financing receivables using the effective interest rate method. We applied a consistent credit risk management framework to the entire portfolio of financing receivables. The allowance for financing receivables is calculated based on expected loss using probability of default.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020, respectively.

Recent Accounting Pronouncements

The recent accounting pronouncements that are relevant to us are included in note 2 to our audited consolidated financial statements, which are included in this annual report.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, proceeds from the issuance and sale of our shares, and proceeds from loans borrowed from third parties. In December 2015, we completed our initial public offering in which we issued and sold an aggregate of 7,500,000 ADSs, representing 15,000,000 ordinary shares, resulting in net proceeds to us of approximately US$64.9 million. Concurrently with our initial public offering, we sold 2,000,000 ordinary shares to Baidu Hong Kong in a private placement, resulting in net proceeds to us of approximately US$9.0 million. As of December 31, 2020, we had cash and cash equivalents of approximately RMB2,469.9 million (US$378.5 million), as compared to cash and cash equivalents of approximately RMB3,198.1 million as of December 31, 2019.

As of December 31, 2020, we had restricted cash of approximately RMB237.2 million (US$36.4 million), as compared to RMB71.1 million as of December 31, 2019. The increase in restricted cash was mainly due to the establishment of new trusts and the collection of principal and interest from the loans issued by Consolidated ABFE. As of December 31, 2020, the restricted cash represented the cash held by the remaining Consolidated ABFE and the cash set aside for guarantee deposit.

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

Our accounts receivable primarily include the commission receivable from insurance brokerage service, the transaction fees receivable from borrowers and referral service fees receivable from industry partners. As of December 31, 2018, 2019 and 2020, we had accounts receivable of RMB40.3 million, RMB3.4 million and RMB122.7 million (US$18.8 million), respectively. The decrease in our accounts receivable from 2018 to 2019 was primarily due to the disposal of Huimin (including Puze) with fund distribution service fee receivable, and the increase in our accounts receivable from 2019 to 2020 was primarily due to the increase in referral service fees receivable from industry partners and commission receivable from insurance brokerage service. As of December 31, 2020, we had RMB70.0 million (US$10.7 million) in referral service fees receivable from industry partners and RMB40.7 million (US$6.2 million) in commission receivable from insurance brokerage service.

Our prepaid expenses and other assets include primarily funds receivable from external payment networks, loans to third parties and funds receivable from insurance and guarantee companies, and our accrued expenses and other liabilities include primarily accrued payroll and welfare, tax payable, accrued customer incentives, and accrued advertisement expense, and funds collected on behalf of third-party guarantee companies.

Although we consolidated the results of operations of Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, our variable interest entities, we only have access to the cash balances and the future earnings of Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui through our contractual arrangements with them. See “Item 4. Information on the Company—A. History and Development of Our Company.” In addition, although we consolidate the cash flow of the Consolidated ABFE into our cash flow, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs. For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation” below. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure” below.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(3,959,094)	274,168	282,028	43,222
Net cash provided by/(used in) investing activities	3,297,648	1,110,001	(1,796,663)	(275,351)
Net cash (used in)/provided by financing activities	(788,022)	(1,149,705)	955,448	146,429
Effect of foreign exchange rate changes	3,631	193	(2,807)	(430)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,445,837)	234,657	(561,994)	(86,130)
Cash, cash equivalents and restricted cash, beginning of year	4,480,322	3,034,485	3,269,142	501,018
Cash, cash equivalents and restricted cash, end of year	3,034,485	3,269,142	2,707,148	414,888

Operating Activities

Net cash generated provided by operating activities was RMB282.0 million (US$43.2 million) in 2020. The difference between our net loss and our net cash provided by operating activities was primarily attributable to certain non-cash items, including loss of disposal of RMB655.8 million (US$100.5 million) related to Heng cheng, allowance for contract assets, receivables and others of RMB371.6 million (US$57.0 million) and amortization of right-of-use assets of RMB235.7 million (US$36.1 million), partially offset by changes in certain working capital items, including a decrease in contract assets of RMB817.5 million (US$125.3 million), a decrease in refund liabilities of RMB627.9 million (US$96.2 million), a decrease in accrued expenses and other liabilities of RMB458.0 million (US$70.2 million) and a decrease in deferred revenue of RMB246.3 million (US$37.7 million).

Net cash generated provided by operating activities was RMB274.2 million in 2019. The difference between our net income and our net cash provided by operating activities was primarily attributable to changes in certain working capital items, including a change in amounts due from/to related parties of RMB1,548.2 million and a decrease in refund liability of RMB344.2 million, partially offset by certain non-cash expenses or loss, including allowance for contract assets, receivables and others of RMB1,625.1 million. The change in amounts due from/to related parties was primarily due to the payment to related parties associated with referral service, collection service and other services provided by CreditEase. The decrease in refund liability was primarily due to the payment of transaction fee which was refunded due to the borrower’s early repayment. We made allowance for contract assets primarily due to the credit risk of borrowers.

Net cash used in operating activities was RMB3,959.1 million in 2018. The difference between our net income and our net cash used in operating activities was primarily attributable to changes in certain working capital items, including a decrease in accrued expenses and other liabilities by RMB4,200.9 million and an increase in contract assets by RMB2,067.1 million, partially offset by a change in allowance for contract assets, receivables and others of

RMB992.6 million. The decrease in accrued expenses and other liabilities was primarily due to (i) the decrease in liabilities from quality assurance program and guarantee as a result of the transfer of the guarantee liability related to the quality assurance program to a third-party guarantee company and payouts for default loans and interests in 2018 and (ii) the decrease in tax payable related to the deferred tax assets in liabilities from quality assurance program and guarantee. The increase in contract assets was primarily due to the adoption of the new revenue recognition standard, under which we accrued service fees.

Investing Activities

Net cash used in investing activities was RMB1,796.7 million (US$275.4 million) in 2020, which was primarily attributable to disposal of subsidiaries under common control, net of cash disposed, investment in financing receivables, purchase of available-for-sale investments, partially offset by proceeds from disposal of available-for-sale investments, and collection of principal of loans to third parties.

Net cash provided by investing activities was RMB1,110.0 million in 2019, which was primarily attributable to proceeds on disposal of available-for-sale investments, collection of principal of loans to related parties and collection of principal of loans at fair value, partially offset by loan to a related party and purchase of available-for-sale investments.

Net cash provided by investing activities was RMB3,297.6 million in 2018, which was primarily attributable to collection of principal of loans to related parties, proceeds on disposal of available-for-sale investments and collection of principal of loans at fair value, partially offset by our purchase of available-for-sale investments and investment in loans at fair value.

Financing Activities

Net cash provided by financing activities was RMB955.4 million (US$146.4 million) in 2020, which was mainly attributable to RMB500.5 million (US$76.7 million) of loan from a third party, RMB361.5 million (US$55.4 million) of loans from related parties and RMB174 million (US$26.7 million) of external contribution to our consolidated ABFE, partially offset by RMB47.0 million (US$7.2 million) of acquisition of subsidiaries under common control.

Net cash used in financing activities was RMB1,149.7 million in 2019, which was mainly attributable to RMB1,410.0 million deferred payment of contingent consideration, partially offset by RMB747.7 million loans from related party.

Net cash used in financing activities was RMB788.0 million in 2018, which was mainly attributable to RMB6,784.0 million principal payments of loans from related parties and RMB553.0 million principal payments to ABFE, partially offset by RMB6,363.5 million loans from related party.

Capital Expenditures

We made capital expenditures of RMB140.7 million, RMB48.0 million and RMB13.7 million (US$2.1 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. We will continue to make capital expenditures to meet the requirements of our business operations.

Holding Company Structure

Yiren Digital Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated variable interest entities in China. As a result, Yiren Digital Ltd.’s ability to pay dividends depends upon dividends paid by YouRace Hengchuang and Hengyuda, our PRC subsidiaries, and Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, our consolidated variable interest entities. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                                    Product Development

We had a dedicated product development team consisting of 56 full-time employees as of December 31, 2020. This team is responsible for developing and implementing new consumer finance products to introduce on to our marketplace.

We constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our borrowers and investors. From the borrower and our institutional funding partner perspective, we will continue to develop tailored credit products to meet their specific needs. As our marketplace continues to grow, we plan to expand our ability to offer risk-based loan pricing. For example, we plan to enhance our risk-based pricing capability that optimizes loans based on individual credit criteria so that borrowers will be able to receive personalized loans tailored to their credit profile. In addition, we intend to introduce market-based pricing of loans based on macroeconomic factors and we believe such ability to continually adjust the pricing of the loans on our marketplace will allow us to better meet the needs of our borrowers.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.                                    Off-Balance Sheet Arrangements

Starting January 2015, we operated a quality assurance program to provide a certain level of assurance to investors who invest in loans through our marketplace, until May 2018 when we discontinued the quality assurance program for purposes of complying with regulatory requirements by transferring all our liabilities associated with the quality assurance program to a third-party guarantee company. Since then, majority of loans funded by individual investor and facilitated through our online marketplace were either covered by guarantee provided by third-party guarantee companies or by PICC’s surety insurance program and we have ceased providing guarantee services. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” Other than the quality assurance program, we have not entered into any other commitments to guarantee the payment obligations of any third parties.

On December 31, 2020, we consummated another business restructuring with CreditEase and had disposed and ceased control over the Disposed Business. In connection with the business restructuring, we are no longer engaged in online lending information intermediary business. CreditEase takes over the control of investor protection program and is responsible to ensure the winding-down of the outstanding loan collection activities relating the Disposed Business in an orderly manner in accordance with the related rules and regulations.

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

F.                                     Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

As of December 31, 2020 RMB in thousands
2021	62,414
2022	20,947
2023	872
2024	—
2025 and thereafter	—
Total	84,233

Our operating lease obligations relate to our leases of office premises. We lease our principal office premises under a non-cancelable operating lease with an expiration date in January 2022. Rental expenses under operating leases for 2018, 2019 and 2020 were RMB310.1 million, RMB283.8 million and RMB244.9 million (US$37.5million), respectively.

Payables to investors related to the Consolidated ABFE have been excluded from the table above. We will make such payments to the investors related to the Consolidated ABFE if and when we receive the related loan payments from borrowers. We do not have any contractual obligations to make such payments out of our own liquidity resources.

We also have obligations relate to secured borrowings. In June 2018, we entered into a funding arrangement with principal amount of RMB324.0 million for a term of three years. As of December 31, 2020, the balance of this borrowing was nil. In 2020, Yichuang Financial Leasing entered into several financing arrangements, with a principal amount of RMB862.0 million (US$132.1million). According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right of certain financial receivables totaling RMB909.1 million (US$139.3 million) with remaining lease terms ranging from 1 to 3 years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right of financial receivables did not constitute a real asset transformation under the PRC law, the proceeds from the external creditors were considered as secured borrowings. Our secured borrowings have maturities ranging from 1 to 3 years. As of December 31, 2020, we recorded secured borrowings of RMB500.5 million (US$76.7 million) and amount due to related parties of RMB361.5 million (US$55.4 million) on our consolidated balance sheets as of December 31, 2020.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.                                   Safe Harbor

See “Forward-Looking Information.”

Item 6.                                 Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers*	Age	Position/Title
Ning Tang	47	Executive Chairman and Chief Executive Officer
Quan Zhou	63	Director
Tina Ju	56	Director
Qing Li	44	Director
Jingsheng Huang	63	Director
Dennis Yu Cong	52	Director
Sam Hanhui Sun	48	Independent Director
Chaomei Chen	62	Independent Director
Hao Li	42	Independent Director
Na Mei	40	Chief Financial Officer
George Liu	58	Chief Risk Officer

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

Mr. Quan Zhou has served as our director since January 2015. Mr. Zhou is currently a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou serves as a director of the general partner of each of IDG-Accel China Growth Fund L.P. and IDG-Accel China Capital Fund L.P., and their respective successor funds. He also serves as a director of the general partner of each of IDG China Venture Capital Fund IV L.P. and its successor fund and IDG China Capital Fund III L.P. Mr. Zhou currently serves on the board of CASI Pharmaceuticals, Inc., a NASDAQ-listed Company. Mr. Zhou also serves as a director of a number of private companies. Mr. Zhou received a bachelor’s degree in chemistry from China Science and Technology University, a master’s degree in chemical physics from the Chinese Academy of Sciences and a Ph.D. degree in fiber optics from Rutgers University.

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

Mr. Jingsheng Huang has served as our director since December 17, 2015. Mr. Huang is Senior Advisor to CreditEase on impact and private equity investment since January 1, 2020. Prior to that, he was the managing executive director at Harvard Center Shanghai. Mr. Huang has also served as an independent non-executive director of SOHO China, a company listed on the Hong Kong Stock Exchange, since August 2018. Prior to that, he was a partner of TPG Growth and RMB Funds based in Shanghai, China. Before joining TPG, he was a managing director at Bain Capital LLC, where he set up and ran its Shanghai operations. Prior to that, Mr. Huang served multiple positions in the investment industry, including managing director in China at SOFTBANK Asia Infrastructure Fund, partner at SUNeVision Ventures and senior manager of strategic investment at Intel Capital. Before starting his investment career, Mr. Huang was the director of research operations at GartnerGroup, a co-founder and vice president of marketing at Mtone Wireless and an English lecturer at Communication University of China. Before joining Harvard, Mr. Huang served as a member of the board of China Venture Capital Association and a deputy chairman of Shanghai Private Equity Association. Mr. Huang served as an independent director of Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange, until June 2019. Mr. Huang currently serves as an independent director of SOHO China Ltd., a company listed on the Hong Kong Stock Exchange. Mr. Huang received an M.B.A degree from Harvard Business School, an M.A. from Stanford University and a B.A. from Beijing Foreign Studies University.

Mr. Dennis Yu Cong has served as our director since November 2020 and served as our co-chief financial officer from March 2019 to September 2019 and our chief financial officer from September 2014 to March 2019. Prior to joining us, Mr. Cong served as the Chief Representative of Deutsche Bank AG’s Beijing Representative Office as well as a director and head of China Technology, Media & Telecommunications (TMT), from October 2010 to August 2014, and as a vice president and director successively at the Asia Technology & Media Banking group from May 2008 to October 2010. Prior to that, Mr. Cong worked with a few other firms in the U.S., including Needham & Co. as a vice president of investment banking from 2006 to 2008, Piper Jaffray & Co. as an equity research analyst covering companies in the technology industry from 2004 to 2006, and Applied Materials, a semiconductor equipment manufacturer, as a marketing manager from 1996 to 2003. Mr. Cong received his bachelor’s degree from the University of Science and Technology of China, Ph.D. from the University of Illinois at Urbana-Champaign, and an M.B.A. degree from Walter Haas School of Business, University of California at Berkeley.

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

Mr. Hao Li has served as our director since January 1, 2020. Mr. Li is the founder and chairman of the board of CTG Group, a human resource services provider in China. As a well-regarded business pioneer, Mr. Li founded CTG Group in his early twenties in 2003 and developed the company into an industry giant that has served over 25,000 corporate clients covering 500 cities over the past 16 years. Mr. Li also established Anhui Ensan Charitable Foundation in 2013. Mr. Li is also the executive director of World Chinese Merchants Union Association and vice president of

Asia Pacific Chinese Entrepreneurial Leaders Association. During the past two decades, Mr. Li has been granted various of awards, including “Most Innovative Chinese Business Leader in Asia Pacific,” “Top 10 Outstanding Figures in China’s HR Industry,” “Top 10 Innovator for China’s New Economy,” etc. Mr. Li received his bachelor’s degree from Beijing Institution of Technology and an E.M.B.A. degree from China Europe International Business School.

Ms. Na Mei has served as our chief financial officer since September 2020. Ms. Mei joined CreditEase Consumer Credit Division, now part of Yiren Digital, in 2015. She has served as the financial controller for this business unit and the head of business finance department. Prior to joining CreditEase, Ms. Mei had worked 12 years at PricewaterhouseCoopers. She brought in seasoned experience in finance management, taxation, internal control and consulting, along with years of first-hand exposure dealing with publicly listed companies in China and abroad. Ms. Mei obtained her bachelor’s degree from Capital Economic University and is a certified public accountant.

Mr. George Liu has served as our chief risk officer since December 2020. Dr. Liu has decades of experience in data and risk management, both in China and the United States. Before joining the Company, he took a series of executive roles and built rich experience in entrepreneurship, including serving as the Chief Data Executive and VP for Mashang Consumer Finance, a leading consumer finance company in China. Dr. Liu worked at Capital One for over a decade where he served as the Senior Director of Decision Science and led the efforts of risk control for the company’s credit card business before returning to China. Dr. Liu. received his Ph.D. in statistical science from the Pennsylvania State University and received his two master’s degrees, one in mathematics and one in statistical science, from the University of Pittsburgh and the University of Science and Technology of China respectively.

B.                                    Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB11.6 million (US$1.8 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For information regarding the share-based incentive awards that we have granted to our officers and directors, please refer to “—Share Incentive Plans.”

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

Share Incentive Plans

We have adopted three share incentive plans, namely, the 2015 Share Incentive Plan, 2017 Share Incentive Plan, and 2020 Share Incentive Plan, which allow us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. These three plans are referred to as the 2015 Plan, 2017 Plan and 2020 Plan, respectively. Pursuant to the 2015 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2015 Plan is 3,939,100 ordinary shares. As of March 31, 2021, there was no restricted share unit outstanding under the 2015 Plan. Pursuant to the 2017 Plan, the maximum aggregate number of shares which may be issued is 6,060,900. As of March 31, 2021, 588,710 restricted share units were outstanding under the 2017 Plan. Pursuant to the 2020 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2020 Plan is 18,560,000 ordinary shares. As of March 31, 2021, 1,719,442 restricted share units were outstanding under the 2020 Plan.

The following table summarizes, as of March 31, 2021, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under our 2015 Plan, 2017 Plan and 2020 Plan:

Name	Ordinary Shares Underlying Restricted Share Units	Grant Date
Jingsheng Huang	*	July 1, 2018 and 2019
Dennis Yu Cong	*	July 1, 2017 and 2018
Sam Hanhui Sun	*	July 1, 2018, 2019 and June 30, 2020
Chaomei Chen	*	July 1, 2018, 2019 and June 30, 2020
Hao Li	*	June 30, 2020
Other Individuals as a Group	*	July 1, 2017, 2018, 2019, June 30 and December 31, 2020

*                 Less than 1% of our total outstanding ordinary shares.

The following paragraphs summarize the terms of the 2015 Plan, the 2017 Plan and the 2020 Plan:

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

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will, the laws of succession or other exceptions as set forth in the plan, except as otherwise provided by the plan administrator.

Termination of the Plan. Unless terminated earlier, each plan will have a term of ten years. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any award recipient unless agreed by the recipient.

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

D.                                    Employees

As of December 31, 2018, 2019 and 2020, we had a total of 30,228, 31,388 and 13,728 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2020 by function:

	Number of Employees	% of Total
Function
Sales and Marketing	12,919	94.1
Operations	123	0.9
Technology	223	1.6
Risk Management	257	1.9
General and Administrative	150	1.1
Product Development	56	0.4
Total	13,728	100.0

As of December 31, 2020, all of our employees are based in China.

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

E.                                    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 167,968,050 ordinary shares outstanding as of March 31, 2021.

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

Ordinary Shares Beneficially Owned as of March 31, 2021
	Number	%†
Directors and Executive Officers**:
Ning Tang(1)	62,244,893	37.1
Quan Zhou(2)	*	*
Tina Ju(3)	—	—
Qing Li	*	*
Jingsheng Huang	*	*
Dennis Yu Cong	*	*
Sam Hanhui Sun	*	*
Chaomei Chen	*	*
Hao Li	—	—
Na Mei	—	—
George Liu	—	—
All Directors and Executive Officers as a Group	62,424,490	37.2
Principal Shareholders:
CreditEase Holdings (Cayman) Limited(4)	143,421,412	85.4

*                 Less than 1% of our total outstanding shares.

**          Except for Mr. Quan Zhou, Ms. Tina Ju, Mr. Qing Li, Mr. Sam Hanhui Sun, Mr. Jingsheng Huang, Ms. Chaomei Chen, Mr. Hao Li, Mr. George Liu, Mr. Dennis Yu Cong and Mr. Na Mei, the business address of our directors and executive officers is 10/F, Building B, Golden Plaza, No. 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Mr. Quan Zhou is 6th Floor, Tower A, COFCO Plaza, 8 Jianguomennei Avenue, Beijing 100005, People’s Republic of China. The business address of Ms. Tina Ju is Level 19, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The business address of Mr. Qing Li is 23 Coniston Ct, Princeton, NJ 08540, USA. The business address of Mr. Sam Hanhui Sun is 3-4802, 17 Fensiting Avenue, Dongcheng District, Beijing 100009, People’s Republic of China. The business address of Mr. Jingsheng Huang is 816 Sutter Avenue, Palo Alto, CA 94303, USA. The business address of Ms. Chaomei Chen is 338 Spear Street, 31-D, San Francisco, CA 94105, USA. The business address of Mr. Hao Li is Building G2, No. 56 Jianguo Road, Chaoyang District, Beijing, the People’s Republic of China. The business address of Mr. George Liu is 1912 Liesfeld Pky, Glen Allen, VA 23060, USA. The business address of Mr. Dennis Yu Cong is No.15 Building of Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong. The business address of Ms. Na Mei is 20/F, Hanwei Plaza, No. 7, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China.

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2021. The total number of ordinary shares outstanding as of March 31, 2021 is 167,968,050.

(1)         Mr. Ning Tang does not hold any ordinary share in our company directly. Mr. Tang, through a trust controlled by him, holds all equity interest of a British Virgin Islands company, which in turn owns 43.4% of the total outstanding shares of CreditEase, our parent company, on an as-converted basis.

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

As of March 31, 2021, 23,615,620 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 14.1% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

On December 31, 2020, we entered into a set of definitive agreements with CreditEase regarding a business restructuring between CreditEase and us. These agreements include, among other things, a restructuring agreement and a second amended and restated non-competition agreement (which amended and restated the amended and restated non-competition agreement in its entirety).

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

Share Subscription Agreement

On March 25, 2019, we entered into a share subscription agreement with CreditEase. Pursuant to the share subscription agreement, CreditEase transferred to our company certain of its businesses, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, SME lending, and other related services or businesses. At the closing of this transaction on July 10, 2019, we issued 61,981,412 ordinary shares to CreditEase and paid CreditEase RMB258.9 million in cash with the remaining cash consideration of RMB2,626.7 million to be paid by installments afterwards with each payment contingent upon the acquired businesses achieving certain pre-agreed performance targets. We had made a total amount of RMB1,410 million of contingency payments to CreditEase before CreditEase waived the remaining RMB1,217 million contingency payments in December 2019.

Restructuring Agreement

On December 31, 2020, we entered into a restructuring agreement with CreditEase. Pursuant to the restructuring agreement, each of our company and CreditEase has caused the respective subsidiaries or consolidated variable interest entities to execute and deliver the following agreements on December 31, 2020: (i) the termination agreement to terminate the contractual agreements by and among YouRace Hengchuang, Hengcheng and the shareholders of Hengcheng, including but not limited to the amended and restated equity interest pledge agreements, the powers of attorney, the amended and restated exclusive business cooperation agreement, the amended and restated exclusive option agreement and the amended and restated loan agreements, (ii) the contractual agreements through which CreditEase will obtain control over Hengcheng, and (iii) the second amended and restated non-competition agreement between CreditEase and our company.

In consideration of Yiren Digital obtaining requisite corporate approvals and causing the applicable subsidiaries or consolidated variable interest entities to execute the relevant agreement, CreditEase had caused its subsidiaries or consolidated variable interest entities paid an aggregate amount equal to RMB67.0 million to our company’s designated subsidiaries or consolidated variable interest entities at the closing.

Second Amended and Restated Non-competition Agreement

Our second amended and restated non-competition agreement with CreditEase provides for a non-competition period beginning upon December 31, 2020 and ending on the earliest of (i) the first anniversary of the control ending date; (ii) the date on which the ADSs representing ordinary shares of Yiren Digital cease to be listed on Nasdaq or the New York Stock Exchange (except for temporary suspension of trading of the ADSs); and (iii) December 31, 2035, the fifteenth anniversary of December 31, 2020. This agreement can be terminated early by mutual written consent of the parties.

CreditEase agrees not to compete with us during the non-competition period in any of the following business or any business that is of the same nature as the following business, in each case unless as may otherwise be approved in writing by the audit committee of the board of directors of Yiren Digital:

(i)             the online wealth management business targeting the mass affluent (which refer to individuals with RMB1,000,000 to RMB10,000,000 investable financial assets), unsecured and secured consumer lending, financial leasing, small and medium enterprise (SME) lending and other related services and businesses, conducted by the Yiren Digital and its subsidiaries and variable interest entities anywhere in the world, and

(ii)          other businesses that we and CreditEase may mutually agree from time to time to be part of the business that CreditEase cannot compete with us.

The second amended and restated non-competition agreement also provides for a mutual non-solicitation obligation that neither CreditEase nor we may, during the non-competition period, hire or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Transactions with CreditEase Affiliated Entities

Prior to our establishment, our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase, which provided us with origination and servicing, sales and marketing and general and administrative services. Since we completed our carve-out from CreditEase and became a stand-alone company in March 2015, affiliates of CreditEase have continued to provide certain supporting services to us. Expenses of services provided by CreditEase’s affiliates were recorded as service expenses charged by related parties in 2018, 2019 and 2020 based on various agreements that we entered into with relevant affiliates of CreditEase.

As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network that used to provide us with offline borrower acquisition and referral services. Our consolidated financial statements for 2019 reflects acquisition of CreditEase Puhui and our consolidated financial statements for 2018 have been recast to retroactively reflect the acquisition of CreditEase Puhui. Accordingly, the borrower acquisition and referral costs incurred by CreditEase Puhui in 2018 and 2019 were not treated as being attributable to CreditEase in our recast consolidated financial statements for 2018 or in our consolidated financial statements for 2019.

For purposes of our recast consolidated financial statements for 2018, we recorded service expenses of RMB2,141.4 million associated with all the services provided by CreditEase, respectively. For the investor acquisition and referral services provided by CreditEase, we recorded service expenses of RMB1,065.4 million in 2018. For the system support services provided by CreditEase, we recorded service expenses of RMB657.2 million in 2018. For the collection services provided by CreditEase, we recorded service expenses of RMB327.9 million in 2018.

In 2019, we recorded service expenses of RMB966.5 million associated with all the services provided by CreditEase. For the investor acquisition and referral services provided by CreditEase, we recorded service expenses of RMB464.1 million in 2019. For the system support services provided by CreditEase, we recorded service expenses of RMB179.5 million in 2019. For the collection services provided by CreditEase, we recorded service expenses of RMB296.5 million in 2019.

In 2020, we recorded service costs and expenses of RMB1,023.2 million (US$156.8 million) associated with all the services provided by CreditEase. For the customers acquisition and referral services provided by CreditEase, we recorded service expenses of RMB387.8 million (US$59.4 million) in 2020. For the system support services provided by CreditEase, we recorded service expenses of RMB164.7 million (US$25.2 million) in 2020. For the collection services provided by CreditEase, we recorded service expenses of RMB421.7 million (US$64.6 million) in 2020.

As of December 31, 2019, we had RMB407.2 million due from Huimin related to the disposal of Huimin with net liabilities.

Huimin disposed of the delinquent loans repurchased from the trusts upon the liquidation of the trusts to Shenzhen Puze Zhongfu Asset Management Co., Ltd, or Puze Zhongfu, and Shenzhen Tengda in the year ended December 31, 2018. The total consideration received from these disposals in the years ended December 31, 2018 was RMB607.5 million.

In 2018, Huimin purchased software from Zhuoyue. The purchase costs of software amounted to RMB12.3 million.

For the years ended December 31, 2018, 2019 and 2020, we provided loans to CreditEase, its subsidiaries and affiliates with amount of RMB723.0 million, RMB710.0 million and nil, respectively. RMB3,739.3 million, RMB814.5 million and nil were repaid to us for the years ended December 31, 2018, 2019 and 2020, respectively.

For the years ended December 31, 2018, 2019 and 2020, CreditEase, its subsidiaries and affiliates provided loans to us with amount of RMB6,363.5 million, RMB747.7 million and RMB361.5 million (US$55.4 million), respectively. RMB6,784.0 million, RMB108.5 million and nil were repaid by us for the years ended December 31, 2018, 2019 and 2020, respectively.

Business Relationships in Relation to Trusts

As part of our strategy to expand our institutional investor base, we have established business relationships with trusts, asset backed special plans and funds (collectively referred to as the “assets backed financing entities”, or “ABFEs”) which were administered by third party trust companies, third party asset management companies and Zhehao Asset Management (Shanghai) Co., Ltd, or Zhehao, an affiliate of CreditEase. The ABFEs were set up to invest solely in the loans facilitated on our platform and provide returns to the beneficiaries of the ABFEs through interest payments made by the borrowers. Under the arrangements, we normally invest in all of subordinate tranches and portion of senior tranches. We were designated as the service provider for the ABFEs. Through the transaction fees charged, security funds deposited, and direct investment, we have the right to receive benefits or bear losses from the ABFEs.

In the year ended December 31, 2018, Huimin disposed of the delinquent loans repurchased from the trusts upon the liquidation of the trusts to Puze Zhongfu and Shenzhen Tengda, affiliates of CreditEase. The total consideration received from these disposals in the year ended December 31, 2018 was RMB607.5 million. Huimin disposed its beneficiary rights of several trusts to Shenzhen Tengda and CreditEase Qixiang for a total consideration of RMB144.4 million and nil in the year ended December 31, 2019 and 2020, respectively. Since July 2019, Shenzhen Tengda has no longer been a related party of us.

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

Contractual Arrangements with Our Consolidated Variable Interest Entities and Their Respective Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among YouRace Hengchuang and Hengyuda, our PRC subsidiaries, Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui, our variable interest entities, and the shareholders of Yiren Wealth Management, Tianjin Linyang and CreditEase Puhui. We also operated relevant business through contractual arrangements among YouRace Hengchuang, Hengcheng and the shareholders of Hengcheng, which had been terminated on December 31, 2020. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Variable Interest Entities.”

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum or articles of association. Holders of the ordinary shares may, among other things, divide or consolidate their shares by ordinary resolution.

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

Liquidation. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or in priority or subsequent such existing class of shares or the redemption or purchase of such existing class of shares. In addition, the right of holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

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

Election and Removal of Directors. Unless otherwise determined by our company in general meeting, our memorandum and articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

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

Proceedings of Board of Directors. Our memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

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

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Provided that our Cayman Islands holding company, Yiren Digital Ltd., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Circular 7, or to establish that we should not be taxed under these circulars. See “3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, United States expatriates, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we intend to treat our variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares even if we cease to meet the threshold requirements for PFIC status, unless a U.S. holder makes a taxable “deemed sale” election that may allow the U.S. holder to eliminate the continuing PFIC status under certain circumstances..

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

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, and thus we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the current taxable year or future taxable years.

Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for the reduced tax rate. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

Item 11.                          Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our reporting currency was the U.S. dollar prior to April 1, 2016. In our consolidated financial statements prepared before April 1, 2016, our financial information that used RMB as the functional currency had been translated into U.S. dollars. Effective from April 1, 2016, we changed our reporting currency from the U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of a gain of RMB7.7 million, a gain of RMB1.6 million and a loss of RMB8.3 million (US$1.3 million) in 2018, 2019 and 2020, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time. For the year ended December 31, 2020, we were entitled to receive approximately US$35,585.3 (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

For the period from December 17, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2020, we used US$5.9 million in the net proceeds from our initial public offering for repurchasing ADSs from the open market.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because our company is neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

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

Item 16B.                 Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2015. We have posted a copy of our code of business conduct and ethics on our website at https://ir.yirendai.com/.

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	2019	2020
	RMB	RMB

	(in thousands)
Audit fees(1)	28,200	20,070
Tax fees(2)	350	335

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

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In June 2018, our board of directors approved a share repurchase program, whereby we are authorized to repurchase up to US$20.0 million of our ordinary shares in the form of ADSs. The share repurchase program was publicly announced on June 11, 2018. The table below sets forth a summary of the ADSs repurchased by us in 2020. In addition, we did not repurchase any ADSs in the open market pursuant to the share repurchase programs between January 1, 2021 and the date of this annual report.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan (US$)
September 2020	153,279	2.9157	153,279	14,064,437
Total	153,279	2.9157	153,279	14,064,437

Item 16F.                  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. As of March 31, 2021, CreditEase held more than 50% of our total voting power. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors.

In addition, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We rely on the exemption available to foreign private issuers for the requirements in terms of (i) shareholder approval of equity compensation plans and any material revisions to the terms of such plans under Section 303A.08 of the NYSE Listed Company Manual, (ii) shareholder approval of issuance of common stock in any transaction or series of related transactions under Section 312.03 of the NYSE Listed Company Manual, and (iii) the requirement of holding an annual meeting during each fiscal year under Section 302.00 of the NYSE Listed Company Manual. As a result of our election to follow home country practice with respect to the foregoing matters, our shareholders will not have the same protection that they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.” Other than the home country practice disclosed above, we have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Listed Company Manual.

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

1.1

Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

2.3

Deposit Agreement dated December 18, 2015 among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8, as amended (File No. 333-212056) filed with the Securities and Exchange Commission on June 16, 2016)

2.4

Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2020)

4.1

2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.2

2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-219404), filed with the Securities and Exchange Commission on July 21, 2017)

4.3

2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-248640), filed with the Securities and Exchange Commission on September 8, 2020)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.5

Form of Director Agreement between the Registrant and its independent directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

Exhibit Number	Description of Document

4.6

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

4.11*	Restructuring Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated December 31, 2020

4.12*	Second Amended and Restated Non-competition Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated December 31, 2020

4.13

Loan Agreement and Amended and Restated Loan Agreements, dated December 19, 2019, between Hengyuda and the shareholders of Yiren Wealth Management (incorporated herein by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2020)

4.14

Equity Interest Pledge Agreement and Amended and Restated Equity Interest Pledge Agreements, dated December 19, 2019, among Hengyuda, Yiren Wealth Management and the shareholders of Yiren Wealth Management (incorporated herein by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2020)

4.15

Powers of Attorney granted to Hengyuda by the shareholders of Yiren Wealth Management, dated December 19, 2019 (incorporated herein by reference to Exhibit 4.18 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2020)

4.16

Exclusive Business Cooperation Agreement between Hengyuda and Yiren Wealth Management dated October 13, 2016 (incorporated herein by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 24, 2017)

4.17

Exclusive Option Agreement and Amended and Restated Exclusive Option Agreements, dated December 19, 2019, among Hengyuda, Yiren Wealth Management and the shareholders of Yiren Wealth Management (incorporated herein by reference to Exhibit 4.20 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2020)

Exhibit Number	Description of Document

4.18*	Loan Agreements, dated April 21, 2021, between YouRace Hengchuang (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.) and the shareholders of Tianjin Linyang

4.19*

Equity Interest Pledge Agreements, dated April 21, 2021, among YouRace Hengchuang (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), Tianjin Linyang and the shareholders of Tianjin Linyang

4.20*	Powers of Attorney granted to YouRace Hengchuang (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.) by the shareholders of Tianjin Linyang, dated April 21, 2021

4.21*	Exclusive Business Cooperation Agreement, dated April 21, 2021, between YouRace Hengchuang (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.) and Tianjin Linyang

4.22*

Exclusive Option Agreements, dated April 21, 2021, among YouRace Hengchuang (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), Tianjin Linyang and the shareholders of Tianjin Linyang

4.23*	Loan Agreements, dated October 27, 2020, between YouRace Hengchuang and the shareholders of CreditEase Puhui

4.24*	Equity Interest Pledge Agreements, dated October 27, 2020, among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui

4.25*	Powers of Attorney granted to YouRace Hengchuang by the shareholders of CreditEase Puhui, dated October 27, 2020

4.26*	Exclusive Business Cooperation Agreement, dated October 27, 2020, between YouRace Hengchuang and CreditEase Puhui

4.27*	Exclusive Option Agreements, dated October 27, 2020, among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui

4.28

Share Subscription Agreement between the Registrant and CreditEase Holdings (Cayman) Limited dated March 25, 2019 (incorporated herein by reference to Exhibit 4.34 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

4.29

Amendment to the Share Subscription Agreement between CreditEase and Yirendai Ltd. dated July 10, 2019 (incorporated herein by reference to Exhibit 99.2 to CreditEase’s Schedule 13D filed with the Securities and Exchange Commission on July 16, 2019)

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yiren Digital Ltd.

By:	/s/ Ning Tang
	Name:	Ning Tang
	Title:	Executive Chairman of the Board of
Directors and Chief Executive Officer

Date: April 29, 2021

YIREN DIGITAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Yiren Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yiren Digital Ltd., and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income/(loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Adoption of Accounting Standards Updates

As discussed in Note 2, effective January 1, 2019, the Company changed its method of accounting for leases as a result of the adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842).

As discussed in Note 2, effective January 1, 2020, the Company changed its method of accounting for financial instruments as a result of the adoption of ASU 2016-13, Financial Instruments Credit Losses (Topic 326).

Convenience translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts, and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Disposal Transaction — Refer to Note 1 of the financial statements

Critical Audit Matter Description

As described in note 1 to the financial statements, on December 31, 2020, the Company disposed Hengcheng Technology Development (Beijing) Co., Ltd (“Hengcheng”) to the parent company CreditEase Holdings (Cayman) Limited (“CreditEase”) (the “Disposal”).  In exchange for the Disposal, CreditEase paid the Company cash consideration amounting to RMB 67 million, which represented the fair value of Hengcheng at the time of Disposal determined by the Company with the assistance of fairness opinion report provided by an independent financial advisor. The Company determined that the Disposal did not represent a strategic shift and concluded that the Disposal had economic substance and accordingly, recorded the loss on disposal in operating costs and expenses in its consolidated statement of operations.

The principal considerations for our determination that performing procedures relating to the presentation and disclosure of the Disposal transaction are the judgements made by management in arriving at their conclusion to present the Hengcheng operations as continuing operations and the conclusion to record the difference between the cash consideration received and the carrying value of the net assets of Hengcheng as loss on the Disposal in the consolidated statements of operation as well as the audit effort required to address the above accounting conclusions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Disposal transaction including the following, among others:

•      We obtained and evaluated the transaction agreements.

•      With the assistance of our accounting specialists, we evaluated the appropriateness of management’s application of US GAAP and related conclusion to present Hengcheng operations as continuing operations.

•      With the assistance of our accounting specialists, we evaluated the appropriateness of management’s application of US GAAP and related conclusion to record the difference between the cash consideration received and the carrying value of the net assets of Hengcheng as loss of disposal on the consolidated statements of operations.

•      Performed test of details over management’s calculation with respect to the loss recorded.

•      We evaluated the sufficiency of the Company’s disclosures.

Contract assets-allowance for contract assets-Refer to Note 2 of the financial statements

Critical Audit Matter Description

The Company records contract assets which represents the Company’s right to service fees in exchange for facilitation services that the Company has performed for borrowers before payment is due. The Company establishes an allowance for contract assets for uncollectible accounts based on projected default rate of service fees. As of December 31, 2020, the allowance for contract assets amounted to RMB416 million related to the long term loans, which represented approximately 89% of the Company’s total allowance for contract assets. In determining whether an impairment loss should be recorded in the financial statements, the Company makes judgements as to whether there is any observable data indicating that there is a measureable decrease in the estimated future cash flows from contract assets. This evidence may include observable data indicating that there has been an adverse change in the borrower’s credit risk, or national or local economic conditions that correlate with defaults on loans. Given the uncertainty of the collectability of long term loans, the Company uses estimates based on the historical borrower’s credit risk which is adjusted on the basis of the relevant observable data that reflect the most updated internal and external factors, including forward looking factors.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the allowance for these contract assets included the following:

•      We tested the effectiveness of controls over the estimation of default rates, including over the maintenance of the historical default data and the calculation of default rates themselves.

•      We evaluated management’s ability to accurately estimate by retrospectively evaluating subsequent actual write-off ratios to management’s historical estimates.

•      We tested the accuracy and evaluated the reliability of the historical default data as an input to the model with the assistance of our data analytics specialist.

•      We used our valuation specialists to assist us in evaluating the reasonableness of the model and the assumptions used in the model.

•      Our valuation specialist also developed an independent estimate, which we then compared to the estimates made by the management.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2021

We have served as the Company’s auditor since 2015

YIREN DIGITAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Assets including amounts of the consolidated variable interest entities (the “VIEs”) and consolidated assets backed financing entities (“ABFE”) (Note 2):
Cash and cash equivalents	3,198,086	2,469,909	378,530
Restricted cash	71,056	237,239	36,358
Accounts receivable (net of allowance of RMB2,461 and RMB7,361 as of December 31, 2019 and 2020, respectively)	3,398	122,742	18,811
Contract assets, net (net of allowance of RMB1,515,627 and RMB467,306 as of December 31, 2019 and 2020, respectively)	2,398,685	750,174	114,969
Contract cost	160,003	65,529	10,043
Prepaid expenses and other assets	1,333,221	278,591	42,697
Loans at fair value	418,492	192,156	29,449
Financing receivables (net of allowance of nil and RMB32,975 as of December 31, 2019 and 2020, respectively)	29,612	1,253,494	192,106
Amounts due from related parties	988,853	884,006	135,480
Held-to-maturity investments	6,627	3,286	504
Available-for-sale investments	460,991	175,515	26,899
Property, equipment and software, net	195,855	147,193	22,558
Deferred tax assets	45,407	16,745	2,566
Right-of-use assets	334,134	105,674	16,195

Total assets	9,644,420	6,702,253	1,027,165
Liabilities including amounts of the consolidated VIEs and the consolidated ABFE without recourse to the Company (Note 2):
Accounts payable	43,583	9,903	1,517
Amounts due to related parties	106,645	970,309	148,706
Deferred revenue	358,203	50,899	7,801
Payable to investors at fair value	—	52,623	8,065
Accrued expenses and other liabilities	2,324,552	1,208,915	185,275
Secured borrowings	18,590	500,500	76,705
Refund liabilities	1,801,535	10,845	1,662
Deferred tax liabilities	218,888	38,741	5,937
Lease liabilities	282,334	81,854	12,545

Total liabilities	5,154,330	2,924,589	448,213

Commitments and Contingencies (Note 18)

Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 186,332,444 and 187,569,640 shares issued as of December 31, 2019 and 2020, respectively; 185,595,072 and 167,965,710 shares outstanding as of December 31, 2019 and 2020, respectively)	121	121	19
Treasury stock (737,372 and 1,043,930 shares as of December 31, 2019 and 2020, respectively)	(37,097)	(40,147)	(6,153)
Additional paid-in capital	5,038,691	5,058,176	775,199
Accumulated other comprehensive income	21,855	17,108	2,622
Accumulated deficit	(533,480)	(1,257,594)	(192,735)

Total equity	4,490,090	3,777,664	578,952

Total liabilities and equity	9,644,420	6,702,253	1,027,165

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018(i)	2019	2020	2020
	RMB	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB177,341, RMB142,477 and RMB145,442 for the years ended December 31,2018, 2019 and 2020, respectively)	11,244,114	8,616,784	3,961,962	607,199

Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB997,203, RMB434,875 and RMB111,550 for the years ended December 31,2018, 2019 and 2020, respectively)	(6,658,270)	(4,457,353)	(1,905,095)	(291,969)
Origination, servicing and other operating costs (including costs from related parties of RMB559,724, RMB409,287 and RMB718,734 for the years ended December 31,2018, 2019 and 2020, respectively)	(1,061,289)	(665,083)	(1,104,682)	(169,300)
General and administrative (including expenses from related parties of RMB584,426, RMB122,338 and RMB192,934 for the years ended December 31,2018, 2019 and 2020, respectively)	(1,336,247)	(731,806)	(627,368)	(96,149)
Provision for contingent liability	(419,581)	(9,462)	(3,187)	(488)
Allowance for contract assets, receivables and others	(992,581)	(1,625,051)	(371,629)	(56,955)
Loss of disposal	—	—	(655,839)	(100,512)
Total operating costs and expenses	(10,467,968)	(7,488,755)	(4,667,800)	(715,373)

Interest income, net	73,917	73,367	61,623	9,444
Fair value adjustments related to the consolidated ABFE	243,122	3,866	(143,988)	(22,067)
Gain on disposal of loan receivables and other beneficial rights	663,884	159,392	—	—
Other income, net	26,323	32,365	14,844	2,275

Total other income /(expenses), net	1,007,246	268,990	(67,521)	(10,348)

Income/(loss) before provision for income taxes	1,783,392	1,397,019	(773,359)	(118,522)
Income tax (expenses)/benefits	(194,287)	(239,228)	80,611	12,354
Share of results of equity investees	(9,295)	(2,180)	—	—

Net income/(loss)	1,579,810	1,155,611	(692,748)	(106,168)

Basic net income/(loss) per share	8.5754	6.2391	(3.8422)	(0.5888)

Weighted average number of ordinary shares outstanding, basic	184,225,643	185,219,586	180,301,898	180,301,898

Diluted net income/(loss) per share	8.4813	6.1951	(3.8422)	(0.5888)

Weighted average number of ordinary shares outstanding, diluted	186,270,515	186,535,464	180,301,898	180,301,898

(i)                                     Retrospectively adjusted to reflect the acquisitions under common control, as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018(i)	2019	2020	2020
	RMB	RMB	RMB	US$
Net income/(loss)	1,579,810	1,155,611	(692,748)	(106,168)

Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	7,737	1,626	(8,293)	(1,271)
Unrealized (loss)/gain on available-for-sale investments	(2,414)	3,839	3,546	543

Comprehensive income/(loss)	1,585,133	1,161,076	(697,495)	(106,896)

(i)                                     Retrospectively adjusted to reflect the acquisitions under common control, as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares			Treasury stock		Additional	Accumulated other
	Issued shares	Outstanding shares	Amount	Shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Total (deficit)/equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017(i)	121,343,424	121,343,424	76	—	—	1,123,854	11,067	(9,024,730)	(7,889,733)
Cumulative effect of changes in accounting standards related to revenue recognition	—	—	—	—	—	—	—	5,928,069	5,928,069
Share-based awards provided to employees	1,130,708	1,130,708	1	—	—	119,997	—	—	119,998
Share-based awards provided to employees of consolidated group of CreditEase	658,710	658,710	—	—	—	50,117	—	(50,117)	—
Dividends to shareholders	—	—	—	—	—	—	—	(106,626)	(106,626)
Repurchase of ordinary shares	—	(4,000)	—	4,000	(254)	—	—	—	(254)
Foreign currency translation adjustment	—	—	—	—	—	—	7,737	—	7,737
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	(2,414)	—	(2,414)
Net income	—	—	—	—	—	—	—	1,579,810	1,579,810

Balance as of December 31, 2018(i)	123,132,842	123,128,842	77	4,000	(254)	1,293,968	16,390	(1,673,594)	(363,413)
Acquisition under common control (Note 1)	61,981,412	61,981,412	43	—	—	2,521,491	—	—	2,521,534
Contribution from CreditEase (Note 1)	—	—	—	—	—	1,216,734	—	—	1,216,734
Disposal under common control (Note 1)	—	—	—	—	—	(54,706)	—	—	(54,706)
Purchase of non-controlling interest	—	—	—	—	—	1,767	—	—	1,767
Share-based awards provided to employees	803,880	803,880	1	—	—	43,940	—	—	43,941
Share-based awards provided to employees of consolidated group of CreditEase	414,310	414,310	—	—	—	15,497	—	(15,497)	—
Repurchase of ordinary shares	—	(733,372)	—	733,372	(36,843)	—	—	—	(36,843)
Foreign currency translation adjustments	—	—	—	—	—	—	1,626	—	1,626
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	3,839	—	3,839
Net income	—	—	—	—	—	—	—	1,155,611	1,155,611

Balance as of December 31, 2019	186,332,444	185,595,072	121	737,372	(37,097)	5,038,691	21,855	(533,480)	4,490,090

Cumulative effect of changes in accounting standards related to credit losses of financial instruments	—	—	—	—	—	—	—	(26,054)	(26,054)
Share-based awards provided to employees	940,736	940,736	—	—	—	14,173	—	—	14,173
Share-based awards provided to employees of consolidated group of CreditEase	296,460	296,460	—	—	—	5,312	—	(5,312)	—
Surrender and cancellation of ordinary shares (Note ii)	—	(18,560,000)	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	(306,558)	—	306,558	(3,050)	—	—	—	(3,050)
Foreign currency translation adjustments	—	—	—	—	—	—	(8,293)	—	(8,293)
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	3,546	—	3,546
Net loss	—	—	—	—	—	—	—	(692,748)	(692,748)

Balance as of December 31, 2020	187,569,640	167,965,710	121	1,043,930	(40,147)	5,058,176	17,108	(1,257,594)	3,777,664

(i)                                       Retrospectively adjusted to reflect the acquisitions under common control, as discussed in Note 1.

(ii)                                    During the year ended December 31, 2020, CreditEase surrendered 18,560,000 ordinary shares for no consideration. The Company treated the transaction as a contribution from shareholder combined with a repurchase of shares for no consideration.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018(i)	2019	2020	2020
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income/(loss)	1,579,810	1,155,611	(692,748)	(106,168)
Adjustments to reconcile net income /(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	147,992	125,850	91,772	14,065
Amortization of right-of-use assets	—	268,758	235,691	36,121
Disposal of property, equipment and software	(36,332)	4,266	7,382	1,131
Share of results of equity investees	9,295	2,180	—	—
Fair value adjustments related to the consolidated ABFE	(243,122)	(3,866)	143,988	22,067
Share-based compensation	119,998	43,941	14,173	2,172
Provision for contingent liability	419,581	9,462	3,187	488
Allowance for contract assets, receivables and others	992,581	1,625,051	371,629	56,955
Gain on disposal of loan receivables and other beneficial rights	(663,884)	(159,392)	—	—
Gain recognized on remeasurement of previously held equity interest in the acquiree as of its acquisition date fair value	—	(4,534)	—	—
Loss of disposal	—	—	655,839	100,512
Changes in operating assets and liabilities
Accounts receivable	3,038	(1,828)	(135,700)	(20,797)
Contract assets	(2,067,058)	(112,444)	817,463	125,282
Contract cost	(76,368)	(14,542)	64,705	9,916
Prepaid expenses and other assets	105,149	(164,276)	278,999	42,758
Change in the consolidated ABFE related assets/liabilities	198,766	(197,544)	42,045	6,444
Financing receivables	—	3,088	(10,868)	(1,666)
Amounts due from/to related parties	(369,174)	(1,548,225)	75,155	11,518
Deferred tax assets/liabilities	669,763	(131,718)	(151,654)	(23,242)
Accounts payable	232,838	6,609	1,239	190
Deferred revenue	(253,537)	(135,865)	(246,268)	(37,742)
Accrued expenses and other liabilities	(4,200,913)	115,654	(458,039)	(70,198)
Refund liabilities	(527,517)	(344,213)	(627,897)	(96,229)
Lease liabilities	—	(267,855)	(198,065)	(30,355)

Net cash (used in)/provided by operating activities	(3,959,094)	274,168	282,028	43,222

Cash Flows from Investing Activities:
Purchase of property, equipment and software	(140,729)	(48,005)	(13,722)	(2,103)
Disposal of property, equipment and software	646	78	1,283	197
Purchase of held-to-maturity investments	(612,501)	—	(2,200)	(337)
Redemption of held-to-maturity investments	306,998	322,970	5,541	849
Purchase of available-for-sale investments	(1,270,341)	(653,150)	(423,000)	(64,828)
Proceeds from disposal of available-for-sale investments	1,398,500	1,050,443	706,655	108,300
Acquisition of subsidiaries, net of cash acquired of nil, RMB23,871 and RMB9,307 for the years ended December 31, 2018, 2019 and 2020, respectively	—	(4,929)	(15,172)	(2,325)
Prepayment of investments	—	(373,032)	(725,593)	(111,202)
Return of prepayment of investments	—	368,182	725,593	111,202
Acquisition of subsidiaries under common control	—	(258,895)	—	—
Disposal of subsidiaries, net of cash disposed of nil, RMB306,555 and RMB1,307,982 for the years ended December 31, 2018, 2019 and 2020, respectively	—	18,445	(1,184,286)	(181,500)
Purchase of other long-term investments	(10,000)	—	—	—
Proceeds from disposal of other long-term investments	—	189,546	—	—
Investment in loans at fair value	(1,149,731)	—	(153,750)	(23,563)
Collection of principal of loans at fair value	1,226,602	593,350	193,898	29,716
Disposal of financing receivables	—	117	—	—

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018(i)	2019	2020	2020
	RMB	RMB	RMB	US$
Proceeds from disposal of loan receivables and other beneficial rights	703,963	144,389	—	—
Loan to related parties	(722,953)	(710,000)	—	—
Collection of principal of loans to related parties	3,739,265	814,500	—	—
Origination of financing receivables	—	—	(1,356,379)	(207,874)
Repayments of financing receivables	—	—	110,390	16,918
Loans to third parties	(277,000)	(484,100)	(152,000)	(23,295)
Collection of principal of loans to third parties	104,929	140,092	486,079	74,494

Net cash provided by/(used in) investing activities	3,297,648	1,110,001	(1,796,663)	(275,351)

Cash Flows from Financing Activities:
Cash contribution from owner	120,000	—	—	—
Deferred payment of acquisition of subsidiaries under common control	—	—	(47,046)	(7,210)
Principal payments to the consolidated ABFE	(553,002)	(121,296)	(11,866)	(1,819)
Contribution from investors of the consolidated ABFE	—	—	174,000	26,667
Dividends paid to shareholders	(106,626)	—	—	—
Principal payments to financial assets sold under repurchase agreement	(20,000)	(30,000)	—	—
Loans from related parties	6,363,462	747,737	361,500	55,402
Principal payments of loans from related parties	(6,784,021)	(108,487)	—	—
Loan from a third party	324,000	—	500,500	76,705
Repayment of loan to a third party	(131,581)	(173,829)	(18,590)	(2,849)
Repurchase of ordinary shares	(254)	(36,843)	(3,050)	(467)
Purchase of non-controlling interest	—	(16,987)	—	—
Deferred payment of contingent consideration	—	(1,410,000)	—	—

Net cash (used in)/provided by financing activities	(788,022)	(1,149,705)	955,448	146,429

Effect of foreign exchange rate changes	3,631	193	(2,807)	(430)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(1,445,837)	234,657	(561,994)	(86,130)
Cash, cash equivalents and restricted cash, beginning of year	4,480,322	3,034,485	3,269,142	501,018

Cash, cash equivalents and restricted cash, end of year	3,034,485	3,269,142	2,707,148	414,888
Supplemental disclosures of cash flow information:
Cash paid for income taxes	334,096	178,112	103,731	15,897
Cash paid for interest	15,388	11,419	1,641	251
Forgiveness of amount due from/(due to) related parties, and other receivable from a third party in relation to the acquisition under common control	—	5,147,163	—	—
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	2,606,939	3,198,086	2,469,909	378,530
Restricted cash	427,546	71,056	237,239	36,358
Total cash, cash equivalents, and restricted cash	3,034,485	3,269,142	2,707,148	414,888

(i)                                     Retrospectively adjusted to reflect the acquisitions under common control, as discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.                     ORGANIZATION AND PRINCIPAL ACTIVITIES

Yiren Digital Ltd. (the “Company” or “Yiren Digital” or the “Parent Company”) was incorporated under the laws of the Cayman Islands in September 2014 by CreditEase Holdings (Cayman) Limited (“CreditEase”). The Company, its subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries (collectively referred to as the “Group”) have been operating one of China’s online financial service platforms by leveraging technology to seamlessly deliver individual borrowers an easy access to credit and investors attractive investment opportunities.

The Group started its online consumer finance marketplace business in March 2012 as a business unit under the Group’s parent company, CreditEase, which remains the Group’s parent company and controlling shareholder. CreditEase incorporated the Company in the Cayman Islands to be the Group’s holding company in September 2014.The Company established a wholly owned subsidiary in Hong Kong, YouRace Digital Holdings HK Limited (formerly known as Yiren Digital Hong Kong Limited), or YouRace HK, in October 2014, and YouRace HK further established YouRace Hengchuang Technology Development (Beijing) Co., Ltd. (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), or YouRace Hengchuang, its wholly owned subsidiary in China, in January 2015. YouRace HK further established Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, its wholly owned subsidiary in China, in March 2016.

As the PRC laws and regulations prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required, the Company, via its wholly-owned subsidiaries in the PRC, YouRace Hengchuang and Hengyuda, entered into a series of agreements with Hengcheng Technology Development (Beijing) Co., Ltd (“Hengcheng”), Yiren Financial Information Service (Beijing) Co., Ltd.(“Yiren Wealth Management”) and CreditEase Puhui Information Consultant (Beijing) Co., Ltd. (“Creditease Puhui”) and their shareholders. Consequently, YouRace Hengchuang and Hengyuda became the primary beneficiary of Hengcheng, Yiren Wealth Management and CreditEase Puhui and consolidate Hengcheng, Yiren Wealth Management and CreditEase Puhui (see VIE arrangements in Note 2).

Starting from 2015, the Group began to expand its investor base from individual investors to institutional investors, who invest in the loans from the Group’s platform through a series of arrangements among assets backed financial entities. The Group consolidated such assets backed financial entities if the Group is considered as their primary beneficiary. Refer to Note 2 for further details.

During the year of 2019, the Group acquired several subsidiaries from CreditEase to expand its service lines.

On December 31, 2020, as a result of a business restructuring, the Group disposed its online consumer lending platform targeting individual investors as the funding source to CreditEase. Refer to below for further details.

Acquisitions of subsidiaries under common control

On March 25, 2019, CreditEase entered into definitive agreements, which contemplated the separation and transfer of its online wealth management targeting the mass affluent investors, unsecured and secured consumer lending and other related services or businesses to the Group. As of March 31, 2019, the business of unsecured and secured consumer lending, operated by CreditEase Puhui, CreditEase Huimin Investment Management (Beijing) Co., Ltd. (“Huimin”) and its subsidiaries, as well as the Zhiwang wealth management business operated by CreditEase Zhuoyue Wealth Investment Management (Beijing) Co., Ltd. (“Zhuoyue”)  (collectively referred to as the “Acquired Businesses”) have been transferred to the Group for an aggregated consideration comprising of RMB233 million in cash, RMB2,627 million in contingent consideration and 61,981,412 shares of the Company. As part of the transaction, the related parties’ receivables and payables from/to the Acquired Businesses, and Tianda Xinan (Beijing) Guarantee Co., Ltd. (“Tianda Xinan”)’s payable to the Acquired Businesses were transferred to Zhuoyue. Zhuoyue subsequently unconditionally waived a net receivables amounting to RMB5,147 million from the Acquired Businesses. In May 2019, the Company also acquired Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. (“Dekai Yichuang”, a consolidated VIE of CreditEase) and its subsidiaries from CreditEase for a consideration of RMB29 million. Cash consideration of RMB230 million and RMB29 million were paid in March and May, respectively, for the aforementioned acquisitions.

At the closing of the business transactions with CreditEase on July 11, 2019, the Company issued a total of 61,981,412 ordinary shares with a total fair value of RMB2,754 million. The contingent consideration is to be paid by monthly installments in an 18-month period after the closing with each payment contingent upon the Acquired Businesses achieving certain pre-agreed performance targets which are based on the total monthly loan volume facilitated by CreditEase Puhui. The Group made contingent payments to CreditEase amounting to RMB1,410 million until November 2019 as the pre-agreed performance targets were met. In December 2019, CreditEase waived the remaining contingent consideration, amounting to RMB1,217 million, which was accounted for as a contribution from CreditEase.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.                     ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

Disposal transactions

On November 30, 2019, Hengcheng, one of the Group’s VIEs, acquired Huimin’s services to connect borrowers and investors. Subsequently, the Group sold Huimin to Puxin Hengye Technology Development (Beijing) Co., Ltd. (“Puxin”), a subsidiary of CreditEase, for an aggregated consideration of RMB47 million. The difference between the consideration and the carrying value of the net assets, amounting to RMB55 million was recorded in additional paid-in capital. The disposal of Huimin under common control was not retrospectively reflected in the consolidated financial statements

In September 2020, following recent changes in the industry and regulatory environment, the Group ceased to facilitate new loans to individual investors. The remaining outstanding loans continued to be serviced by the Company. On December 31, 2020, to further streamline its service lines and reposition itself as a comprehensive personal financial service platform, the Group completed a business restructuring with CreditEase to dispose Hengcheng to CreditEase (the “Disposal”). Hengcheng provided loan facilitation and post origination services to borrowers under the consumer credit segment and provided account management services to individual investors under the wealth management segment.  Hengcheng’s pre-tax (loss)/income prior to the disposal amounted to RMB (2,048) million during the year ended December 31, 2020 and RMB373 million and RMB292 million during the years ended December 31, 2019 and 2018. Prior to the Disposal, Hengcheng operated its online consumer lending platform targeting individual investors as the funding source.  As part of the Disposal, all the remaining net asset associated with the disposed operations of Hengcheng mainly consisting of financial assets and contract assets associated with the completed performance obligations related to the online consumer lending platform operated by Hengcheng were disposed to CreditEase. In addition, control over continuing services activities related to the outstanding loans balances of the online consumer lending platform operated by Hengcheng were transferred to CreditEase as well. In exchange for the Disposal, CreditEase paid the Company cash consideration amounting to RMB67 million, which represented the fair value of Hengcheng at the time of Disposal determined by the Company with the assistance of a fairness opinion report provided by an independent financial advisor.  The fair value was determined based on the underlying value of the assets of Hengcheng, net of the liabilities and taking into account future cash inflows and cash outflows related to the remaining operations of Hengcheng.  Cash outflows are mainly relate to the service activities of the outstanding loan balances that required to continue to provide, including expected operating costs related to loan collections, payment processing, labor cost and other post origination expenses. Cash inflows are related to service fee expected to be collected from the remaining outstanding loans. Subsequent to the Disposal, CreditEase also become responsible to ensure the winding-down of the outstanding loan collection activities occur in an orderly manner in accordance with the related rules and regulations.  After the Disposal, by entering contracts with the Company, CreditEase has outsourced certain services to the Company relating to the servicing of the outstanding loans transferred as part of the Disposal.

The Company determined that the Disposal did not represent a strategic shift mainly because the Group (1) will continue to facilitate and service loans between borrowers and institutional funding partners other than individual investors subsequent to the Disposal and (2) will continue to perform some portion of the servicing of the outstanding loans subsequent to the Disposal. Further, the Company concluded that the Disposal had economic substance as it reflects the Group’s decision to avoid the obligations to continue to service the outstanding loans required in the winding-down of the online consumer lending platform operated by Hengcheng. Additionally, the Company determined that the cash consideration received represents the fair value of Hengcheng at the time of Disposal and the loss related to the Disposal is substantially attributable to the existing customer vendor relationship associated to servicing the outstanding loans. Accordingly, the Company recorded the difference between the cash consideration received and the carrying value of the net assets (RMB723 million) of Hengcheng, amounting to RMB 656 million, as loss of disposal on the consolidated statements of operations.

As of December 31, 2020, the Company’s principal subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries

YouRace HK	October 8, 2014	Hong Kong	100%	Investment holding

YouRace Hengchuang	January 8, 2015	PRC	100%	Provision of consultancy service, information technology support and technology-enabled borrower acquisition and facilitation services

Hengyuda	March 21, 2016	PRC	100%	Provision of services relating to IT, system maintenance and customer support

Yiren Information Consulting (Beijing) Co., Ltd.(“Yiren Information”)	August 10, 2017	PRC	100%	Provision of borrower acquisition and referral services to institutional funding providers

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.                     ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of legal ownership	Principal activities
Variable interest entities and its subsidiaries

Yiren Wealth Management	October 13, 2016	PRC		Wealth management consulting service

CreditEase Puhui	March 3, 2011	PRC		Provision of borrower acquisition and borrowers related customer maintenance services

Haijin Yichuang Financial Leasing Co., Ltd. (“Yichuang Financial Leasing”)	March 22, 2017	PRC		Provision of services for financing lease business

Hexiang Insurance Brokerage Co. Ltd (“Hexiang Insurance”)	September 28, 2011	PRC		Provision of services for insurance brokerage business

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

VIEs

The VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates substantially all of its business through its VIEs. The Company through its wholly owned subsidiaries (Foreign Owned Subsidiaries, the “FOS”) located in the PRC entered into a series of contractual agreements with the VIEs and their shareholders. Through the contractual agreements below, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

The Group’s VIEs that are material to the Group’s business and operations are Hengcheng and Yiren Wealth Management as of December 31, 2019, and are Yiren Wealth Management and CreditEase Puhui as of December 31, 2020.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

VIEs — continued

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

VIEs — continued

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

VIEs — continued

Risks in relation to the VIE structure — continued

The following financial statement amounts and balances of the consolidated VIEs and the consolidated VIEs’ subsidiaries were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2019	December 31, 2020
	RMB	RMB
Assets
Cash and cash equivalents	1,331,668	999,774
Accounts receivable	2,130	100,250
Contract assets, net	2,191,277	541,969
Contract cost	61,528	64,099
Prepaid expenses and other assets	897,187	228,094
Financing receivables	29,612	1,253,494
Amounts due from related parties	700,186	261,937
Available-for-sale investments	333,900	10,000
Property, equipment and software, net	11,496	109,061
Deferred tax assets	29,829	16,379
Right-of-use assets	16,454	96,861

Total assets	5,605,267	3,681,918

Liabilities
Accounts payable	39,019	9,026
Amounts due to related parties	35,708	775,655
Deferred revenue	349,677	43,607
Accrued expenses and other liabilities	1,390,341	1,054,259
Secured borrowing	—	500,500
Refund liabilities	1,681,906	—
Deferred tax liabilities	209,747	13,985
Lease liabilities	15,734	73,537

Total liabilities	3,722,132	2,470,569

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenue	11,121,168	8,303,900	2,549,869
Net income	2,069,678	1,503,455	235,360

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash (used in) /provided by operating activities	(3,565,383)	846,367	974,840
Net cash provided/(used in) by investing activities	3,631,615	441,983	(1,202,842)
Net cash (used in)/provided by financing activities	(300,559)	(787,737)	862,000

In accordance with the VIE contractual arrangements, the FOS have the power to direct activities of the VIEs, and can have assets transferred out of the VIEs. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 17 for disclosure of restricted net assets.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Through the transaction fees charged, guarantee deposit, and direct investment, the Group has the right to receive benefits or bear losses from the ABFE that could potentially be significant to the ABFE. The Group holds significant variable interest in the ABFE through the transaction fees charged, guarantee provided in the form of guarantee deposit, or direct investment. Accordingly, the Company is considered the primary beneficiary of the ABFE and has consolidated the ABFE’s assets, liabilities, results of operations, and cash flows in the consolidated financial statements.

The assets of the ABFE are not available to creditors of the Company. In addition, the investors of the ABFE have no recourse against the assets of the Company.

During the year ended December 31, 2018, the Group disposed the delinquent loans repurchased by the Group from the consolidated ABFE upon the liquidation of the consolidated ABFE to related parties. Additionally, in March 2019, the Group also disposed its beneficial rights of several trusts to related parties (see Note 8). The disposal of the delinquent loans and the disposal of the beneficial rights of the several trusts is accounted for as a true sales under Accounting Standards Codification 860 (“ASC Topic 860”)with any gains and losses recorded as “gain on disposal of loan receivables and other beneficial rights” in the consolidated statements of operations. Refer to the accounting policy of “Sales and Transfers of Financial Instruments” for further details.

The following financial statement amounts and balances of the consolidated ABFE were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2019	December 31, 2020
	RMB	RMB
Assets
Restricted cash	43,833	213,033
Prepaid expenses and other assets	8,974	169
Loans at fair value	382,125	192,156
Held-to-maturity investments	6,627	3,286

Total assets	441,559	408,644

Liabilities
Accounts payable	72	421
Amount due to related party	—	109,502
Payable to investors at fair value	—	52,623
Accrued expenses and other liabilities	7,378	896

Total liabilities	7,450	163,442

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net income /(loss)	260,568	41,723	(117,969)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by operating activities	208,621	134,848	44,843
Net cash provided by investing activities	110,849	639,717	33,160
Net cash (used in)/provided by in financing activities	(553,002)	(121,296)	162,134

All assets of the consolidated ABFE are collateral for the consolidated ABFE’s obligations and can only be used to settle the consolidated ABFE’s obligations.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates are used for, but not limited to, revenue recognition and its related accounts, allowance for accounts receivable and contract assets, allowance for financing receivable, liabilities from quality assurance program and guarantee, fair value measurement of loans at fair value, payable to investors at fair value, available-for-sale investments, depreciable lives of property, equipment and software, the discount rate for leases, consolidation of the VIEs, share-based compensation and income tax. Actual results may differ materially from those estimates.

Revenue

All of the Group’s revenue for the years ended December 31, 2019 and 2020 were generated from the PRC. The following table illustrates the disaggregation of revenue in 2018, 2019 and 2020 under ASC606:

	2018	2019	2020
	RMB	RMB	RMB
Consumer Credit Segment:
Loan facilitation services	7,647,804	5,182,028	1,329,720
Post origination services	1,173,108	757,783	670,440
Others	436,242	500,758	529,438
Subtotal	9,257,154	6,440,569	2,529,598
Wealth Management Segment:
Account management services	1,806,732	2,016,678	921,779
Insurance brokerage services	—	—	430,830
Others	180,228	159,537	79,755
Subtotal	1,986,960	2,176,215	1,432,364
Total net revenue	11,244,114	8,616,784	3,961,962

(a) Consumer credit business:

Revenue from loan facilitation and post-origination services

The Group provides services as an online marketplace connecting borrowers and investors. The investors consist of individual investors and institutional investors. In 2020, the Group ceased to facilitate new loans to individual investors.

The Group provides loan facilitation services, guarantee services until May 2018 (e.g. quality assurance programs to individual investors) and post-origination services (e.g. cash processing, collection for some lenders and SMS services).

The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acts as an intermediary to bring the lender and the borrower together. Except for loans and payable to investors in the consolidated ABFE, loans and lease receivables arising from direct financing leases issued by the Group, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

The Group charges fees upfront or on a monthly basis. The Group also receives service fees contingent on future events (e.g., penalty fees for loan prepayment and late payment and other service fees, and etc.).

For the loans facilitated on the Hengcheng’s platform before May 2018, the Group also provided guarantee services to investors whereas in the event of default, the investors are entitled to receive unpaid interest and principal from the Group. Given that the Group effectively took on all of the credit risk of the borrowers and were compensated by the service fees charged, the guarantee was deemed as a service and the guarantee exposure was recognized as a stand-ready obligation in accordance with ASC Topic 460, Guarantees. The Group stopped providing guarantee services to individual investors in May 2018.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue— continued

The Group first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees, which requires the guarantee to be measured initially at fair value based on the stand ready obligation. The remaining considerations are then allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in Topic 606. The Group does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgments. The Group uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors. However, for post-origination services, given the main services are about loan collecting and cash processing, the Group can refer to other companies performing the same services, therefore a direct observable standalone selling price for similar services in the market is available to the Group.

For each type of the services, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised service to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services, if any, are recognized amortized during the guarantee term.

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-origination services. The Group collects service fees upfront, monthly or both. For upfront fees that are partially refundable to the borrowers, the Group estimates the refund based on historical prepayment probability and the corresponding predetermined refundable amount, and records corresponding refund liabilities upon receiving such fees.

The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB787.1 million and RMB99.8 million as of December 31, 2019 and 2020, respectively, among which approximately 67% and 74% of the remaining performance obligations will be recognized over the following 12 months, respectively and with the remainder recognized thereafter.

During the year ended December 31, 2020, the Group repaid RMB595.3 million on behalf of its borrowers to its investors. The Group considered this as cash incentive to its customers and recorded it as a reduction of revenue.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue— continued

Other revenue of consumer credit business

Other revenue included in consumer credit business includes penalty fees for loan prepayment and late payment, fees charged for early repayment and referral service fees. The penalty fees, which are fees paid to the investors that are assigned to the Group by the investors, will be received as a certain percentage of past due amounts in case of late payment or a certain percentage of interest over the prepaid amount of loan principal in case of prepayment. The Group also refers potential borrowers to third-party companies and related parties and charges them fixed rate fees. Referral services revenue is recognized when successful referrals were completed by the Group.

(b)Wealth management business:

Revenue from account management services

The Group charged account management services fees to individual investor for using the automated investment tool equal to the entire excess of actual return over the expected return. The Group determined that the automated investment tool service represents one performance obligation.

The account management service fees were initially estimated based on historical experience of returns on similar investment products and current trends and is due at the end of the investment period, which is the period of time when the individual investor’s investment are matched with loans. The expected actual return of the loan was estimated on a portfolio basis using the expected value approval based on current loan portfolio and interest rates. The expected return rates offered have been relatively stable during the historical periods presented. Because all loans matched with individual investors’ investments have been covered by third party credit guarantees, the estimated service fee is not affected by the fluctuations of default rates of the underlying loans. The Group believes the estimates of variable consideration is not constrained as it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

The account management service fees were recognized on a straight-line basis over the term of the investment period, as the Group stand ready to provide the automated investment tool service while the individual investors simultaneously receives and consumes the benefits of such service throughout the investment period.

The weighted average investment period was 18 months and 20.8 months for the years ended December 31, 2019 and 2020, respectively. The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to account management services were RMB919.7 million and nil as of December 31, 2019 and 2020, respectively, among which approximately 98% and nil of the remaining performance obligations will be recognized over the following 12 months, respectively, with the remainder recognized thereafter.

As the Group ceased to facilitate new loans to individual investors, and disposed the Hengcheng as discussed in Note 1,there won’t be revenue from account management services starting from January 2021.

Customer incentives

To expand its market presence, the Group provides cash incentives to investors from time to time. Each individual incentive program only lasts between a week and a few weeks. During the relevant incentive program period, the Group sets certain thresholds for the investor to qualify to enjoy the cash incentive. When a qualified investment is made, the cash payment is provided to the investor as a percentage of the investment amount. The Group also distributed interest plus coupons and renewal reward coupons to investors free of charge. The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of the contract price.

The Group has established a membership reward program wherein investors can earn Yiren coins when purchases are made on the Group’s platforms reached a certain amount. Yiren coins earned by investors represent a material right to free or discounted goods or services in the future, which are accounted for as a separate performance obligation. For the transactions that granted Yiren coins to the investors, a portion of transaction price is deferred for the obligation related to the Yiren coins, which are allocated based on the relative standalone selling prices. The standalone selling price of Yiren coins is calculated by taking the estimated value of Yiren coins that are expected to be used incorporating estimated breakage based on historical redemption patterns. The revenue associated with Yiren coins is deferred until the points are redeemed. As of December 31, 2019 and 2020, the liabilities related to Yiren coins were immaterial.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue— continued

Revenue from Insurance brokerage services

The Group provides insurance brokerage services distributing various health, life and property insurance products on behalf of insurance companies. As an agent of the insurance company, the Group sells insurance policies on behalf of the insurance company and earns brokerage commissions determined as a percentage of premiums paid by the insured. The Group has identified its promise to sell insurance policies on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective.

The terms for health and life insurance products sold by the Group are mainly 5 and 10 years, while the term for property insurance products is one year. The insurance company pays the Group a commission annually based on the underlying cash flows of the insurance policy. The Group’s contract terms can give rise to variable consideration due to the nature of its commission structure (e.g. policy changes or cancellations).

The Group determines the transaction price of its contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on assumption about future customer behavior and market conditions. Such estimates are ‘constrained’ in accordance with ASC606. That is, the Group uses the expected value method and only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue— continued

Other revenue of wealth management business

Other revenue of wealth management business mainly includes referral service fee. Referral services revenue is recognized when successful referrals are completed by the Group.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue— continued

Contract assets

Under ASC 606, contract assets represent the Group’s rights to consideration in exchange for services that the Group has transferred to the customer before payment is due.

For the consumer credit business, the Group’s rights to consideration for the monthly fees related to facilitation services are conditional on the borrowers’ actual payment, as the borrowers have the rights to early terminate the loan contracts prior to the loan maturity and are not obligated to pay the remaining monthly fees. As such, the Group records a corresponding contract assets for the monthly service fees allocated to loan facilitation services and post-origination services that have already been delivered in relation to loans facilitated on the Group’s platform when recognizing revenue from loan facilitation services and post-origination services.

For insurance brokerage services, contract assets are recorded for arrangements when the Group has provided the services but for which the related payments are not yet due. Contract assets are attributable to the brokerage commission that is contingent upon the future premium payment of the policy holders.

Contract assets represent the Group’s rights to consideration in exchange for services that the Group has transferred to the customer before payment is due. The facilitation service monthly fee that are past the payment due date but have not been paid are reclassified to accounts receivable. The Group only recognizes contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer.

The contract assets, net of allowance are RMB2,398,685 and RMB750,174 as of December 31, 2019 and 2020, respectively. Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. In determining whether an impairment loss should be recorded in the financial statements, the Group makes judgements as to whether there is any observable data indicating that there is a measureable decrease in the estimated future cash flows from contract assets. This evidence may include observable data indicating that there has been an adverse change in the borrower’s credit risk, or national or local economic conditions that correlate with defaults on loans. When contract assets are assessed for impairment, the Group uses estimates based on the historical borrower’s credit risk. The historical borrower’s credit risk is adjusted on the basis of the relevant observable data that reflects current economic conditions. The Group regularly reviews the methodology and assumptions used for estimating the amount of collectable contract assets.

Contract assets are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. The Group will write off contract assets and corresponding allowance if any repayment of the underlying loan is 90 days past due.

Contract assets as of December 31, 2019 and 2020 are as follows:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Contract assets	3,914,312	1,217,480
Allowance	(1,515,627)	(467,306)
Contract assets, net	2,398,685	750,174

The following table presents the movement of allowance for contract assets for the year ended December 31, 2019 and 2020:

	Year ended December 31, 2019	Year ended December 31, 2020
	RMB	RMB
Balance at beginning of the year	992,049	1,515,627
Allowance for contract assets	1,623,022	298,200
Write-off	(1,099,444)	(984,472)
Disposal of Hengcheng (Note 1)	—	(362,049)
Balance at end of the year	1,515,627	467,306

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Contract cost

The Group pays commissions for successful referring of borrowers or investors and insurance customers to the Group. The commissions paid based on successful referrals are considered as contract acquisition cost, and are capitalized when the commission becomes payable. The amount of amortization for the years ended December 31, 2019 and 2020 are RMB107.3 million and RMB116.3 million, respectively.

Amortization of the capitalized contract cost is charged to the consolidated statements of operations when the revenue to which the asset relates is recognized. Contract cost is recognized as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less. The Group recorded nil and RMB29,769 impairment loss for contract cost as of December 31, 2019 and 2020, respectively.

Deferred revenue

Deferred revenue consists of post-origination service fees received from borrowers upfront for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered over the loan period.

The amounts of revenue recognized during the years ended December 31, 2019 and 2020 that were included in the opening deferred revenue were RMB391.2 million and RMB263.8million, respectively.

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

The Group’s refund liabilities are the expected refund of service fees to borrowers in the case of early repayment of loans. The refund liabilities as of December 31, 2019 and 2020 amounted to RMB1,801,535 and RMB10,845, respectively. The following table sets forth the movement of refund liabilities:

RMB
As of January 1, 2019	2,145,748
Addition	709,401
Payouts during the year	(1,053,614)

As of December 31, 2019	1,801,535
Addition	15,935
Payouts during the year	(643,832)
Disposal of Hengcheng (as discussed in Note 1)	(1,162,793)
As of December 31, 2020	10,845

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Liabilities from quality assurance program and guarantee

Until May 2018, for loans facilitated on the Group’s credit-tech platform, the Group provided investors with protection service in the form of a financial guarantee called the quality assurance program, where the Group guaranteed the principal and accrued interest repayment of the defaulted loan up to the balance of the quality assurance program on a portfolio basis. The quality assurance program being set aside equals a fixed percentage of the total loan facilitation amount. The Group reserves the rights to revise the percentage upwards or downwards as a result of the Group’s continuing evaluation of factors such as market dynamics as well as its product lines, profitability and cash position.

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

Subsequent May 2018, the Group no longer bears any guarantee obligations and therefore does not record any guarantee liability on its consolidated financial statements. Since then, all loans facilitated on the Group’s platform are matched with individual investors’ investments and the majority of loans matched with institutional investors are either covered by the credit assurance program operated by the guarantee companies or a third-party insurance company. The loans invested by trusts, certain micro-lending companies or certain financial leasing companies are not covered by a third-party credit guarantee and amounted to 4.1% and 27.6% of the outstanding loans as of December 31, 2019 and 2020.

On January 1, 2020, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of the guarantee, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under Current expected credit loss (“CECL”) model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the investors upon borrowers’ default. The impact of adoption to the Company’s financial statements is not material.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Financing receivables

Financing receivables represent loans and lease receivables arising from direct financing leases issued by the Group. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets based on the outstanding principal adjusted for any write-off, and the allowance for credit losses. Amortized cost of a financing receivables is equal to the unpaid principal balance, plus net deferred origination cost if any. The Group recognizes interest and financial service income over the terms of the financing receivables using the effective interest rate method. The Company applied a consistent credit risk management framework to the entire portfolio of financing receivables. The allowance for financing receivables is calculated based on expected loss using probability of default.

The Group’s financing receivable as of December 31, 2019 and 2020 are as follows:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
Financing receivable	29,612	1,286,469
Allowance	—	(32,975)
Financing receivable, net	29,612	1,253,494

The movement of allowance for financing receivable for the years ended December 31, 2019 and 2020 is as follows:

	Year ended December 31, 2019	Year ended December 31, 2020
	RMB	RMB
Balance at beginning of the year	303	—
Adjustment related to ASC 326 adoption	—	776
Adjusted opening balance as of January 1, 2020	303	776
Current year net provision	187	32,689
Write-off	(490)	(490)
Balance at end of the year	—	32,975

The Group has provided financing that are secured by pledged assets, which value is in excess of the financing granted to clients. As of December 31, 2020, the loan term of the majority of financing receivables are over 24 months.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

The Group has not recorded any financing income on an accrual basis for the loans that are overdue for more than 90 days in 2020. For the years ended December 31, 2019 and 2020, the Group has written-off loans receivable of RMB0.5 million and RMB0.5 million, respectively.

As of December 31, 2019 and 2020, the balance of overdue loans are RMB2.5 million and RMB12.5 million, respectively, among which RMB0.8 million and RMB5.2 million are overdue for more than 90 days.

Investments

The Group’s investments consist of held-to-maturity investments and available-for-sale investments.

Held-to-maturity investments

Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the security to maturity, and are recorded at amortized cost.

The Group reviews its investments in held-to-maturity investments for impairment periodically, recognizing an allowance, if any, by applying an estimated loss rate. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its investments in held-to-maturity investments. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the held-to-maturity investments.

Available-for-sale investments

Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with unrealized gains and losses recorded in the consolidated statements of comprehensive income/(loss). Realized gains or losses are included in the consolidated statements of operations during the period in which the gains or losses are realized.

The Group evaluates each individual investment periodically for impairment.  For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk.  Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.  Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity.  As of December 31, 2020, there were no investments held by the Group that had been in continuous unrealized loss position.

Business Acquisition

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interests of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition

In April 2020, the Group acquired an insurance brokerage licensee company for total consideration of RMB15.5 million. The purchase price allocated to the fair value of assets acquired and liabilities assumed were RMB53.8 million and RMB38.3 million, respectively. RMB4.8 million of goodwill was recognized in this acquisition.

Asset Acquisition

If the transaction involves the acquisition of an asset or group of assets that does not meet the definition of a business, it is accounted for as an asset acquisition. An asset acquisition is recorded at cost, which includes capitalized transaction costs, and does not result in the recognition of goodwill. The cost of the acquisition is allocated to the assets acquired on the basis of relative fair values.

In January 2020, the Group acquired a securities dealer company registered with Hong Kong Securities and Future Commission possessing Type 1 and Type 2 License for a total consideration of RMB13.2 million.  The Group considered it an asset acquisition as substantially all of the fair value of the gross assets acquired was concentrated in the license as a single identifiable asset.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2018, 2019 and 2020.

Origination, servicing and other operating costs

Origination and servicing expenses consist primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loans. It also consists of costs in connection with the distribution of insurance products, including payroll and related expenses for insurance agents and transaction fee charged by third-party payment platform.

Leases

Before January 1, 2019, the Group adopted ASC Topic 840 (“ASC 840”), Leases. Each lease was classified at the inception date as either a capital lease or an operating lease. On January 1, 2019, the Group adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”), using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease. The Group has no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020, respectively.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small-scale taxpayer, and related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB1,215,821, RMB916,316 and RMB1,493,717 for the years ended December 31, 2018, 2019 and 2020, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as accrued expenses, and other liabilities on the consolidated balance sheets.

Net income/loss per share

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

As described in Note 1, during the year ended December 31, 2019, the Group completed a number of acquisitions that were accounted for as acquisitions under common control and issued 61,981,412 ordinary shares as part of the total consideration. For purposes of calculating net income/(loss) per share, weighted average shares prior to this acquisition have been retroactively adjusted to give effect to this transaction for all historical periods presented in the consolidated financial statements.

1Although Issue 00-23 has also been nullified, the guidance in Issue 21 of EITF Issue 00-23 remains applicable by analogy since it is the only available guidance on accounting for these awards.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented includes net income/(loss), change in unrealized (loss)/gains on available-for-sale investments, and foreign currency translation adjustment.

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

The Group extended loans with automobiles as collaterals and transferred its financing receivables to other assets management companies (Note 9). As the transfer of financial assets does not qualify for sale accounting, the transaction was accounted for as a borrowings. Accordingly, the related financing receivables remain on the Company’s consolidated balance sheets and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with attributable interest expense recognized over the life of the related transactions.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Foreign currency translation

The reporting currency of the Company is the Renminbi (“RMB”). The functional currency of the Company is the US dollar (“US$”). The functional currency of the Group’s subsidiaries and VIEs in the PRC is the RMB.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250 on December 31, 2020, the last business day in the fiscal year 2020, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB3,117,993 and RMB2,408,924 as of December 31, 2019 and 2020, respectively.

Concentration of credit risk

Financial instrument that potentially exposes the Group to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable, contract assets, prepaid expenses and other assets, loans at fair value, and amounts due from related parties. As of December 31, 2020, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank are covered by insurance with an upper limit of RMB500 thousands at each bank. Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The credit risk from prepaid expenses and other assets arises from loans to third parties. The risk with respect to accounts receivable, contract assets and loans to third parties is mitigated by credit evaluations the Group performs on its customers or third parties and its ongoing monitoring process of outstanding balances. The Group believes that there is no significant credit risk associated with amounts due from related parties.

Credit of loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years ended December 31, 2020.

One customer of the Group accounts for 46% of the Group’s account receivables as of December 31, 2020. There was no such  customer as of December 31, 2019.

Reclassification

Certain prior period amount recorded in accrued expenses and other liabilities was reclassified to secured borrowings to conform to the current period presentation and had no effect on previously reported consolidated net income (loss) or accumulated deficit. In addition, certain prior period amount recorded in and liabilities from quality assurance program and guarantee was reclassified to accrued expenses and other liabilities and had no effect on previously reported consolidated net income (loss) or accumulated deficit.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently adopted accounting pronouncements

Accounting for Credit Losses

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group adopted the new standard beginning January 1, 2020 using a modified retrospective approach.

Under this approach, the cumulative effect of initially applying the standard is recognized as adjustment to the opening balance of retained earnings on the date of initial application. The cumulative effect adjustment related to the adoption of this standard reduced the Group’s accumulated deficit by RMB26,054.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

3.                        PREPAID EXPENSES AND OTHER ASSETS

	December 31, 2019	December 31, 2020
	RMB	RMB

Loans to third parties (i)	516,079	—
Funds receivable from external payment network providers (ii)	331,534	105,741
Funds receivable from insurance and guarantee companies (iii)	289,752	—
Prepaid expenses	64,923	34,789
Receivable from Tianda Xinan (Beijing) Guarantee Co.,Ltd (“Tianda Xinan”)	16,891	24,851
Deposits	76,994	54,298
Interest receivable	8,194	14,660
Prepaid VAT and surcharge tax	889	—
Guarantee receivable	—	20,244
Others	27,965	24,008
Total	1,333,221	278,591

(i)                  The balance represents the outstanding balance of loans to an asset management company and loans made to a third-party guarantee company. The loans balance to an asset management company amounted to RMB272 million, with annual interest of 4.35%, as of December 31, 2019. The loans balance to a third-party guarantee is free of interest and amounted to RMB241 million as of December 31, 2019. The terms of the loans ranged from one to three years. As of December 31, 2020, the balance became nil due to the disposal of Hengcheng as described in Note 1.

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

(iii)            The balance represents deposits made to the insurance and guarantee companies’ account associated with credit assurance program as disclosed in Note 2. As of December 31, 2020, the balance became nil due to the disposal of Hengcheng as described in Note 1.

4.                        FAIR VALUE OF ASSETS AND LIABILITIES

Assets and Liabilities Recorded at Fair Value

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition is as follows:

December 31, 2019	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	3,198,086	—	—	3,198,086
Restricted cash	71,056	—	—	71,056
Loans at fair value	—	—	418,492	418,492
Available-for-sale investments	85,129	333,900	41,962	460,991
Total Assets	3,354,271	333,900	460,454	4,148,625

December 31, 2020	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	2,469,909	—	—	2,469,909
Restricted cash	237,239	—	—	237,239
Loans at fair value	—	—	192,156	192,156
Available-for-sale investments	73,990	60,000	41,525	175,515
Total Assets	2,781,138	60,000	233,681	3,074,819

Payable to investors at fair value	—	—	161,996	161,996
Total Liabilities	—	—	161,996	161,996

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

4                           FAIR VALUE OF ASSETS AND LIABILITIES—   continued

Assets and Liabilities Recorded at Fair Value — continued

As the Group’s loans and related payable to investors do not trade in an active market with readily observable prices, the Group uses discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these assets and liabilities, including discount rates, net cumulative expected loss rates, and cumulative prepayment rates. Financial instruments are categorized as Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2019 and 2020.

Significant Unobservable Inputs

		December 31, 2019	December 31, 2020
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted- Average	Weighted-Average
Loans at fair value	Discount rates	12.0%-16.4%	12.0%-36.0%
	Net cumulative expected loss rates (1)	14.4%-16.6%	7.7%-31.7%
	Cumulative prepayment rates (2)	11.9%	7.5%-27.0%
Payable to investors at fair value	Discount rates	N/A	6.8%-8.7%

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

Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments related to the consolidated ABFE” in the consolidated statements of operations. The additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2019 and 2020 is as follows:

Loans At Fair Value
RMB
Balance as of December 31, 2018	1,375,221
Collection of principals	(593,350)
Change in fair value	(126,109)
Decrease due to disposal of the beneficial rights of the consolidated ABFE	(237,270)

Balance as of December 31, 2019	418,492

Changes in fair value related to balance outstanding as of December 31, 2019	(120,015)

Loans At Fair Value
RMB
Balance as of December 31, 2019	418,492
Origination of loans	153,750
Collection of principals	(193,916)
Change in fair value	(186,170)

Balance as of December 31, 2020	192,156

Changes in fair value related to balance outstanding as of December 31, 2020	(133,501)

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

4                           FAIR VALUE OF ASSETS AND LIABILITIES—continued

Payable to investors At Fair Value
RMB
Balance as of December 31, 2018	626,207
Interest and penalties received	151,603
Deductible expenses associated with the consolidated ABFE operation	(9,766)
Principal and interest payments to investors of the consolidated ABFE	(139,033)
Changes in fair value	(129,975)
Decrease due to disposal of the beneficial rights of the consolidated ABFE	(499,036)

Balance as of December 31, 2019	—

Changes in fair value related to balance outstanding as of December 31, 2019	—

Payable to investors At Fair Value
RMB
Balance as of December 31, 2019	—
Contribution from investors of the consolidated ABFE	174,000
Interest and penalties received	49,702
Deductible expenses associated with the consolidated ABFE operation	(4,650)
Principal and interest payments to investors of the consolidated ABFE	(14,874)
Changes in fair value	(42,182)
Amount due to related parties (Note 1)	(109,373)

Balance as of December 31, 2020	52,623

Changes in fair value related to balance outstanding as of December 31, 2020	(42,182)

Note 1: Among the investors of the ABFE, RMB109,373 are recorded as amount due to related parties as of December 31, 2020.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

5.                        INVESTMENTS

Held-to-maturity investments

As of December 31, 2020, the Group’s held-to-maturity investments mainly consisted of principal-guaranteed products that have stated maturity within one year. While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No allowance for credit  loss was recognized for the years ended December 31, 2018, 2019 and 2020.

Interest income of held-to-maturity investments of RMB7,022, RMB5,833 and RMB73 was recognized in the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, respectively.

Available-for-sale investments

As of December 31, 2020, the Group’s available-for-sale investments mainly consisted of investments in debt securities. The Group measured the available-for-sale investments at fair value, with changes in fair value deferred in other comprehensive income/(loss). Changes in fair value of available-for-sale investments, net of tax, for the years ended December 31, 2018, 2019 and 2020 were RMB2,414, RMB3,839 and RMB3,546, respectively, recorded in other comprehensive income/(loss). No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020.

Interest income of available-for-sale investments of RMB28,989, RMB24,394 and RMB11,454 was recognized in the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, respectively.

The additional information about cost and fair value of available-for-sale investments as of December 31, 2019 and 2020 is as follows:

	Cost	Unrealized gains in accumulated other comprehensive income	Impact of exchange rate	Fair value
	RMB	RMB	RMB	RMB
Available-for-sale investments:
Debt securities	460,027	1,014	(50)	460,991

	Cost	Unrealized gains in accumulated other comprehensive income	Impact of exchange rate	Fair value
	RMB	RMB	RMB	RMB
Available-for-sale investments:
Debt securities	171,189	4,559	(233)	175,515

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.                     PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31, 2019	December 31, 2020
	RMB	RMB
Building	38,464	38,464
Computer and transmission equipment	168,711	156,991
Furniture and office equipment	75,499	54,117
Leasehold improvements	140,872	70,276
Software	43,348	75,718
Total property, equipment and software	466,894	395,566
Accumulated depreciation and amortization	271,039	248,373
Property, equipment and software, net	195,855	147,193

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2018, 2019 and 2020 were RMB147,992, RMB125,850 and RMB91,772, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.                     ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31, 2019	December 31, 2020
	RMB	RMB
Accrued payroll and welfare	772,590	668,197
Tax payable	803,116	194,406
Funds collected on behalf of third-party guarantee companies (i)	425,920	27,925
Accrued customer incentives	81,297	54,703
Accrued advertisement expenses	62,472	15,467
Payable to investors (ii)	68,011	110,227
Liabilities from quality assurance program and guarantee	4,397	22,783
Others	106,749	115,207
Total accrued expenses and other liabilities	2,324,552	1,208,915

(i)                                     Funds collected on behalf of third-party guarantee companies include the guarantee fees and guarantee funds under the credit assurance program as disclosed in Note 2. The guarantee fees amounted to RMB107 million and nil as of December 31, 2019 and 2020, respectively. The guarantee funds amounted to RMB314 million and nil as of December 31, 2019 and 2020, respectively.

(ii)                                  Payable to investor represents interest and principal collected by the Group on behalf of lenders.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.                     RELATED PARTY BALANCES AND TRANSACTIONS

The Group accounts for related party transactions based on various service agreements and reflects for all periods presented herein. The major related parties and their relationships with the Group, and the nature of their services provided to the Group are summarized as follows:

Company name	Relationship with the Group	Major transaction with the Group

Pucheng Credit Assessment and Management (Beijing) Co., Ltd. (“Pucheng Credit”)	Consolidated VIE of CreditEase	Credit assessment and collection services, management consulting services, customers acquisition and referral services and related party loans

Puxin	Subsidiary of CreditEase	System support services and related party loans

Beijing Zhicheng Credit Service Co., Ltd. (“Beijing Zhicheng”)	Consolidated VIE of CreditEase	Identity verification services and system support services

Hainan CreditEase Puhui Small Loan Co., Ltd. (“Hainan CreditEase”)	Subsidiary of Consolidated VIE of CreditEase	Collection of fees from customers on behalf of the Group and customers acquisition and referral services

CreditEase Bocheng Insurance Sales and Service Co., Ltd. (“Bocheng”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Huichuang Financial Leasing (Shanghai) Co., Ltd.	Subsidiary of CreditEase	Customers acquisition and referral services

Zhuoyue	Consolidated VIE of CreditEase	Customers acquisition and referral services, management consulting services and related party loans

Toumi Technology Development (Beijing) Co., Ltd.	Consolidated VIE of CreditEase	Customers acquisition and referral services

Xinda Hongtao Technology Development (Beijing) Co., Ltd. (“Xinda Hongtao”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

Zhehao Asset Management (Shanghai)Co., Ltd. (“Zhehao”)	Consolidated VIE of CreditEase	Fund distribution services

Shenzhen CreditEase Factoring Co., Ltd. (“Shenzhen CreditEase”)	Subsidiary of CreditEase	Customers acquisition and referral services

Xiaozhi Technology Co., Ltd.	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Shenzhen Tengda Yingyi Asset Management Co., Ltd. (“Shenzhen Tengda”)	Subsidiary of Consolidated VIE of CreditEase (until July 2019)	Disposal of loan receivables and the beneficial rights in the consolidated ABFE

Beijing Hanfu Asset Management Co., Ltd. (“Hanfu”)	Consolidated VIE of CreditEase	Fund distribution services

CreditEase Qixiang Technology (Beijing) Co., Ltd. (“CreditEase Qixiang”)	Consolidated VIE of CreditEase	Purchase of property and equipment and rental of equipment, disposal of loan receivables and the beneficial rights in the consolidated ABFE

Shanghai CreditEase Qixin Factoring Co., Ltd.	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

CreditEase Huicong International Financial Leasing Co., Ltd.	Subsidiary of CreditEase	Customers acquisition and referral services

Beijing Yuying Asset Management Co., Ltd.	Consolidated VIE of CreditEase	Fund distribution services

Shenzhen Puze Zhongfu Asset Management Co., Ltd. (“Puze Zhongfu”)	Subsidiary of CreditEase	Fund distribution services and disposal of loan receivables

Hengda Hongyuan International Technology Development (Beijing) Co., Ltd.	Subsidiary of CreditEase	Financing services through transfer of financial lease receivables

Huimin	Consolidated VIE of CreditEase (from November 2019)	Customer hotline services

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.                     RELATED PARTY BALANCES AND TRANSACTIONS — continued

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Customer calling center services (note a)	—	—	40,287
Management consulting services	—	3,000	669
Rental of equipment	52,606	4,384	—
Credit assessment services	38,203	19,025	8,022
System support services	657,206	179,458	164,671
Collection services	327,917	296,493	421,726
Customers acquisition and referral services (note b)	1,065,421	464,140	387,843
Total costs and expenses	2,141,353	966,500	1,023,218

Note a:  The customer calling center service fees charged by Huimin include the cost of calling center service starting from January 1, 2020.

Note b: For the year ended December 31, 2018 the customer acquisition and referral service fees charged by Zhuoyue include the cost of guarantee services to investors provided by Zhuoyue in 2017 and until March 2018.

Revenue derived from services provided by the Group to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2018, 2019 and 2020 is recorded as other revenue and is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Fund distribution services	113,748	113,930	7,004
Customers acquisition and referral service	63,593	28,547	138,438
Total revenue	177,341	142,477	145,442

During the year ended December 31, 2018, Huimin disposed the delinquent loans repurchased from the consolidated ABFE upon the liquidation of the consolidated ABFE to Puze Zhongfu and Shenzhen Tengda. The total consideration from those disposal amounted to RMB607,461. In addition, Huimin disposed its beneficiary rights of several trusts to Shenzhen Tengda and CreditEase Qixiang for a total consideration of RMB144,389 during the year ended December 31, 2019. Since July 2019, Shenzhen Tengda is no longer a related party of the Group.

Huimin purchased software from Zhuoyue in 2018. The purchase costs of software amounted to RMB12,275.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.                        RELATED PARTY BALANCES AND TRANSACTIONS — continued

The information about loans collected from/(issued to) CreditEase, its subsidiaries and affiliates recorded in investing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Puxin	3,238,919	—	—
Pucheng Credit	441,667	100,000	—

Zhuoyue	(663,463)	4,500	—
Other related parties	(811)	—	—
Total	3,016,312	104,500	—

The information about loans received from/(repaid to) CreditEase, its subsidiaries and affiliates recorded in financing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Zhuoyue	(435,193)	706,250	—
Pucheng Credit	(816)	1,000	—
Fuan Yida	—	(68,000)	—
Hengda Hongyuan (a)	—	—	361,500
Other related parties	15,450	—	—
Total	(420,559)	639,250	361,500

(a)         Amounts related to transfer financial receivable to related party which only include principal, as discussed in Note 9

Details of related party balances as of December 31, 2019 and 2020 are as follows:

(i)                       Amounts due from related parties

	December 31, 2019	December 31, 2020
	RMB	RMB
Huimin (Note a )	407,240	—
Xinda Hongtao (Note b)	213,624	—
Zhuoyue (Note b)	202,724	90,814
Puxin (Note c)	150,743	65,542
Hengcheng (Note d)	—	579,633
Huichuang (Note e)	—	105,130
Others	14,522	42,887
Total	988,853	884,006

(ii)                    Amounts due to related parties

	December 31, 2019	December 31, 2020
	RMB	RMB
Puxin (Note a and c)	47,046	9,540
Pucheng Credit (Note c)	33,486	34,834
Hengda Hongyuan (Note f)	—	367,134
Hengcheng(Note d)	—	379,202
Zhuoyue (Note c)	—	75,017
Huizong International(Note c)	20	51,798
Others	26,093	52,784
Total	106,645	970,309

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.                        RELATED PARTY BALANCES AND TRANSACTIONS — continued

(a)              On November 30, 2019, Hengcheng, acquired Huimin’s services connecting borrowers and investors, and sold its remaining unrelated business to Puxin for an aggregated consideration of RMB47 million. Amounts due from Huimin and amounts due to Puxin as of December 31,2019 were related to such transaction and settled during the year ended December 31, 2020.

(b)              Amounts relate to the prepayment of referral services provided by the related parties and referral services provided to related party as of December 31, 2019 and 2020, respectively.

(c)               Amounts relate to the provision of credit assessment, collection, system support, identity verification, referral services and trust investment provided by the related parties.

(d)              Amounts due from and due to Hengcheng were related to the disposal of Huimin as discussed in Note 1 and customer services provided.

(e)               Amounts related to the referral services provided to the related parties.

(f)                In 2020, based on the financing arrangement with Haijin Yichuang, RMB367,134 related to financing receivables was transferred to related party, which includes the principal and interests.

Non-competition arrangement

The Group entered into a non-competition agreement with CreditEase, under which they agreed not to compete with each other’s core business. The non-competition agreement was amended and restated on December 31, 2020. CreditEase agreed not to compete with the Group in a business that is of the same nature as (i) the online wealth management business targeting the mass affluent(which refers to individuals with RMB1million to RMB10 million investable financial assets), unsecured and secured consumer lending, financing leasing, small and medium enterprise lending and other related services and businesses (“Yiren Digital Business”), and (ii) other businesses that the Group and CreditEase may mutually agree from time to time. The Group agreed not to compete with CreditEase in the business conducted by CreditEase, other than (i) the Yiren Digital Business and (ii) other businesses that the Group and CreditEase may mutually agree from time to time.

9.                        SECURED BORROWINGS

In 2020, Yichuang Financial Leasing entered into several financing arrangements, with a principal amount of RMB862 million. According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right of certain financial receivables totaling RMB909 million with remaining lease terms ranging from 1 to 3 years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right of financial receivables does not constitute a real asset transformation under PRC law, the proceeds from the external creditors were considered as secured borrowings. The Group’s secured borrowings have maturities ranging from 1 to 3 years.

As of December 31, 2020, RMB361.5 million secured borrowings is included in “Amount due to related parties”, refer to Note 8.

10.                 INCOME TAXES

Yiren Digital is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Yiren Digital is not subject to tax on either income or capital gain.

Under the current Hong Kong Inland Revenue Ordinance, YouRace HK is subject to 8.25% Profits Tax rate on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. YouRace Hengchuang was recognized as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2015 and 2016, and a 50% reduction for the subsequent three years. In 2020, YouRace Hengchuang qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law and was entitled to preferential income tax rate of 15%. Yi Ren Heng Sheng Technology Development (Beijing) Co., Ltd. (“Yi Ren Heng Sheng” ) obtained the software enterprise certificate in March 2021, and was qualified as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2020 and 2021, and a 50% reduction for the subsequent three years. In addition, Hengyuda has been recognized as within encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15%. Yiding Technology was a small low-profit enterprise, whose taxable income not exceed RMB1 million is computed at a reduced rate of 25%, taxable income from RMB1 million to RMB3 million at a reduced rate of 50%, and subject to income tax of 20%. Yiren Digital’s other subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries established in the PRC are subject to income tax rate of 25%, according to the EIT Law. The consolidated ABFE are not subject to income tax.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.                 INCOME TAXES — continued

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

Since January 1, 2014, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2015 of the Group’s PRC subsidiaries and VIEs, remain subject to tax audits as of December 31, 2020, at the tax authority’s discretion.

Income tax expenses are comprised of the following:

	December 31, 2018	December 31, 2019	December 31, 2020
	RMB	RMB	RMB
Current tax (i)	(474,874)	370,946	77,274
Deferred tax (i)	669,161	(131,718)	(157,885)
Total	194,287	239,228	(80,611)

Reconciliation between the income tax at the PRC statutory tax rate and income tax expenses is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income before provision for income taxes	1,783,392	1,397,019	(773,359)
Statutory tax rate in the PRC	25%	25%	25%
Income tax expense / (benefit) at statutory tax rate	445,848	349,255	(193,340)
Non-deductible expenses	71,387	22,077	9,126
Research and development super deduction	(7,246)	(10,820)	(5,460)
Effect of income not taxable	(192,501)	(12,786)	—
Effect of tax holiday and preferential tax rate	(93,121)	(126,577)	(178,938)
Adjustment on current income tax of the prior periods	127	(384)	6
Effect of different tax rates of subsidiaries operating in other jurisdictions	23,190	14,518	13,641
Effect of accrual / reversal of withholding income tax	8,723	—	(20,000)
Debt relief income (ii)	—	1,286,791	—
Utilization of tax losses from the prior period (ii)	—	(1,452,828)	—
Change in valuation allowance	(62,120)	169,982	294,354
Income tax expenses/ (benefits)	194,287	239,228	(80,611)

The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	(93,121)	(126,577)	(178,938)
The aggregate effect on basic and diluted net income per share:
- Basic	(0.5055)	(0.6834)	(0.9924)
- Diluted	(0.4999)	(0.6786)	(0.9924)

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.                 INCOME TAXES — continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	December 31, 2019	December 31, 2020
	RMB	RMB
Deferred tax assets:
Liabilities from quality assurance program and guarantee	659	294
Deferred revenue	44,804	12,725
Refund liabilities	95,067	1,627
Accrued expenses and other liabilities	30,618	22,263
Fair value changes	11,609	18,114
Allowance for uncollectible receivables	95,989	107,994
Amortization difference of long-term assets	28,079	19,841
Accumulated losses carry over	152,341	32,683
Valuation allowance (i)	(252,660)	(39,516)
Total	206,506	176,025

Deferred tax liabilities:
Contract assets, net	318,543	167,949
Contract cost	58,882	21,110
Intangible assets	2,562	8,962
Total	379,987	198,021

Net deferred tax liabilities	(173,481)	(21,996)

(i)                  The valuation allowance is considered on an individual entity basis. As of December 31, 2019 and 2020, the Company had tax operating loss carry forwards of RMB609,363 and RMB130,732, respectively, which can be carried forward to offset taxable income. The net operating losses will expire in the years from 2021 to 2024 if not utilized. The Group has recognized a valuation allowance against deferred tax assets of RMB252,660 and RMB39,516 for the years ended December 31, 2019 and 2020, respectively.

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

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2018, 2019 and 2020. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2020.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.                 INCOME TAXES — continued

Under the EIT Law and its implementation rules, a withholding tax at 10%, unless reduced by a tax treaty or arrangement, is applied on dividends received by non-PRC-resident corporate investors from the PRC-resident enterprises, such as the Company’s PRC subsidiaries. Under the China-HK Tax Arrangement and the relevant regulations, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% equity interests or more of a PRC enterprise is entitled to a reduced withholding rate of 5%. The Company believes that YouRace HK will apply the 10% withholding tax rate. On July 29, 2017, the Board also approved a semi-annual dividend policy. Under this policy, semi-annual dividends are set at an amount equivalent to approximately 15% of the Company’s anticipated net income after tax in each half year commencing from the second half of 2017, which are derived from the earnings of the Group’s PRC companies. On August 14, 2018, the Board decided to terminate the semi-annual dividend policy going forward.

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the consolidated VIEs that are available for distribution were approximately RMB5,138 million and RMB3,300 million as of December 31, 2019 and 2020, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in the PRC subsidiaries and the consolidated VIEs. However, the aggregate undistributed earnings of the Company’s subsidiaries and the consolidated VIEs and its subsidiaries located in the PRC that are available for distribution as of December 31, 2020 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.                 SHARE-BASED COMPENSATION

Share incentive plan

In September 2015, the Company adopted the 2015 Share Incentive Plan (the “2015 Plan”), In July 2017, the Company adopted the 2017 Share Incentive Plan (the “2017 Plan”), In June 2020, the Company adopted the 2020 Share Incentive Plan (the “2020 Plan”) which permits the grant of three types of awards: options, restricted shares and restricted share units (“RSUs”). Persons eligible to participate in the 2015 Plan, the 2017 Plan and 2020 Plan include employees (including part-time employees) and the directors of the Company or any of affiliates, which include CreditEase, its subsidiaries and any entities in which CreditEase or a subsidiary of the Company holds a substantial ownership interest. According to the resolutions of the Board and the shareholders of the Company in July 2017, the 2015 Plan was amended. Under the amended 2015 plan, the maximum ordinary shares available for issuance were decreased to 3,939,100. Under the 2017 Plan, the maximum of 6,060,900 ordinary shares were reserved for issuance. Under the 2020 Plan, the maximum of 18,560,000 ordinary shares were reserved for issuance.

The Company approved six grants of RSUs to directors and employees of the Group and CreditEase and its consolidated subsidiaries and VIEs. On July 1, 2016, 4,034,100 RSUs were granted under the 2015 Plan. On July 1, 2017, 2018 and 2019, 3,744,782, 2,488,540 and 43,386 RSUs were granted under the 2017 Plan, respectively. Approximately 59.9%, 34.1%, 31.9% and 20.0% of the share awards were immediately vested and the rest is expected to be vested in various days up to four and five years, respectively. The grant date fair value of the awards was US$7.25, US$12.50, US$10.61 and US$6.92 per ordinary share, which was determined based on the closing price of the Company’s ADSs on The NewYork Stock Exchange on July 1, 2016, 2017, 2018 and 2019, respectively. On June 30 and December 31, 2020, 2,592,140 and 143,560 RSUs were granted under the 2020 Plan, and expected to be vested in various days up to three years, respectively. The grant date fair value of the awards is US$2.07 and US$1.67, which was determined based on the closing price of the Company’s ADSs on The NewYork Stock Exchange on June 30 and December 31, 2020.

Out of all the RSUs granted, 1,298,000 RSUs were granted to directors and employees of the Group under the 2015 Plan on July 1, 2016, 2,816,702, 1,600,540 and 43,386 RSUs under the 2017 Plan on July 1, 2017, 2018 and 2019, respectively. 2,089,724 and 139,912 RSU were granted under the 2020 Plan on June 30 and December 31, 2020 respectively. The awards granted to the employees of the Group are recognized as share-based compensation expenses, and measured based on the fair value as of the grant date. The Company recognized compensation expenses in general and administrative expense of RMB119,998, RMB43,941 and RMB14,173 for the years ended December 31, 2018, 2019 and 2020, respectively.

The remaining 2,736,100 RSUs were granted to employees of CreditEase and its consolidated subsidiaries and VIEs under the 2015 Plan on July 1, 2016, 928,080 and 888,000 RSUs under the 2017 Plan on July 1, 2017, and 2018, respectively. Additionally, 502,416 and 3,648 RSUs were granted under the 2020 Plan on June 30 and December 31, 2020 respectively. The awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs were recognized as deemed dividend from the Company to CreditEase as the employees of CreditEase do not provide services directly related to the Company. The awards are measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB50,117,RMB15,497 and RMB5,312 for the years ended December 31, 2018 ,2019 and 2020 respectively.

The total fair value of RSUs vested for the years ended on December 31, 2018, 2019 and 2020 were RMB125,477, RMB88,446 and RMB66,797 respectively.

RSUs

A summary of RSUs activities for the year ended December 31 2020 is as follows:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Outstanding as of December 31, 2019	1,918,446	10.96
Granted	2,735,700	2.04
Vested	(1,237,196)	7.82
Forfeited	(807,006)	7.07
Outstanding as of December 31, 2020	2,609,944	4.31

As of December 31, 2020, unrecognized compensation cost related to unvested awards granted to employees of the Group, adjusted for estimated forfeitures, was RMB18,763. This cost is expected to be recognized over 2 years on an accelerated basis.

As of December 31, 2020, unrecognized deemed dividend related to unvested awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs, adjusted for estimated forfeitures, was RMB5,462. Such deemed dividend will be recorded over 2 years on an accelerated basis.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.                 SHARE REPURCHASE PROGRAM

In June 2018, the Board authorized a share repurchase program under which the Company may repurchase up to US$20 million worth of its ADSs. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

During the years ended December 31, 2019 and 2020, the Company had repurchased 366,686 ADSs for RMB36,843 (US$5,292) and 153,279 ADSs for RMB3,050 (US$467) on the open market, at a weighted average price of US$14.87 per ADS and US$2.92 per ADS, respectively. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

13.                 NET INCOME/(LOSS) PER SHARE AND NET (LOSS)/INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

As described in Note 1, Yiren Digital acquired the Acquired Businesses which were accounted for as an acquisition under common control. Part of the transaction price included issuance of 61,981,412 ordinary shares by the Group. For purposes of calculating net income/(loss) per share, the weighted average shares prior to the acquisitions have been retroactively adjusted to give effect to the acquisitions for all historical periods presented.

The basic and diluted net income/(loss) per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income/(loss)	1,579,810	1,155,611	(692,748)
Denominator:
Weighted average number of ordinary shares outstanding, basic	184,225,643	185,219,586	180,301,898
Plus incremental weighted average ordinary shares from assumed vesting of RSUs using the treasury stock method(i)	2,044,872	1,315,878	—
Weighted average number of ordinary shares outstanding, diluted	186,270,515	186,535,464	180,301,898

Basic net income/(loss) per share	8.5754	6.2391	(3.8422)
Diluted net income/(loss) per share	8.4813	6.1951	(3.8422)

(i)                                     As of December 31, 2020, there were 592,249 RSUs, which were excluded from the computation of diluted net income/(loss) per share because their effect was anti-dilutive.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.                 LEASES

The Group leases certain office premises to support its core business under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2020, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2020, the Group had no significant lease contract that has been entered into but not yet commenced.

A summary of supplemental information related to operating leases as of December 31, 2020 is as follows:

	Year ended December 31, 2019	Year ended December 31, 2020
Operating lease ROU assets	334,134	105,674
Operating lease liabilities	282,334	81,854
Operating leases - Weighted average remaining lease term	1.88 years	1.47 years
Operating leases - Weighted average discount rate	4.19%	3.3%

A summary of lease cost recognized and recorded in sales and marketing and general and administrative expenses in the consolidated statements of operations and supplemental cash information related to operating leases is as follows:

	Year ended December 31,2019	Year ended December 31,2020
Operating lease cost	283,834	244,855
Short-term lease cost	9,724	808
Total	293,558	245,663
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	281,425	218,878
Non-cash ROU assets in exchange for new lease liabilities:
Operating leases	157,120	63,749

As of December 31, 2020, the maturity of operating lease liabilities under the Group’s non-cancelable operating leases is as follows:

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB
2020	193,478	—
2021	82,128	62,414
2022	17,944	20,947
2023	454	872
2024	—	—
2025 and thereafter	—	—
Subtotal	294,004	84,233
Less: imputed interest	11,670	2,379
Present value of operating lease liabilities	282,334	81,854

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.                 SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. As a result of the acquisition under common control during 2019, the Group changed its internal organization structure and changed its reportable segments from one to two: Yiren Wealth and Yiren Credit. Yiren Wealth conducts wealth management business and Yiren Credit focuses on consumer credit business. The corresponding segment information for the years ended December 31, 2018 was restated to reflect such change.

The summary of each segment’s operating results for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenue:
Wealth management	1,986,960	2,176,215	1,432,364
Consumer credit	9,257,154	6,440,569	2,529,598
Total net revenue	11,244,114	8,616,784	3,961,962
Operating costs and expenses:
Wealth management	(1,561,310)	(915,202)	(760,180)
Consumer credit	(8,561,264)	(6,194,071)	(3,703,031)
Income/(loss) from operations:
Wealth management	425,650	1,261,013	672,184
Consumer credit	695,890	246,498	(1,173,433)
Total segment income/(loss) from operations	1,121,540	1,507,511	(501,249)
Unallocated expenses	(345,394)	(379,482)	(204,589)
Other income/(expenses)	1,007,246	268,990	(67,521)
Income/(loss) before provision for income taxes	1,783,392	1,397,019	(773,359)

All of the Group’s revenue were generated from the PRC and all of long-lived assets of the Group were located in the PRC. Depreciation and amortization expenses of Wealth management for the years ended December 31, 2018, 2019 and 2020 were RMB3,018, RMB2,690 and RMB1,888 , respectively, while such expenses of Consumer credit for the years ended December 31, 2018, 2019 and 2020 were RMB107,920, RMB89,912 and RMB78,751, respectively.

16.                 EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB810,275, RMB682,006 and RMB233,917 for the years ended December 31, 2018, 2019 and 2020, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.              STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC entities. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2018, 2019 and 2020.

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of December 31, 2019 and 2020, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entities of the Group not available for distribution amounted to RMB7,342,556 and RMB7,840,922 respectively (including the statutory reserve fund of RMB499,675 and RMB600,100 as of December 31, 2019 and 2020, respectively).

18.              COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Assets:
Cash and cash equivalents	68,438	51,013	7,818
Prepaid expenses and other assets	2,639	2,319	355
Amounts due from its subsidiaries and the consolidated VIEs	905,015	820,329	125,722
Amounts due from related parties	—	575,537	88,205
Available-for-sale investments	85,129	73,990	11,339
Investments in its subsidiaries and the consolidated VIEs	3,682,743	2,263,159	346,844

Total assets	4,743,964	3,786,347	580,283
Liabilities:
Accrued expenses and other liabilities	6,497	8,683	1,331
Amounts due to its subsidiaries and the consolidated VIEs	200,331	—	—
Amounts due to related parties	47,046	—	—

Total liabilities	253,874	8,683	1,331
Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 186,332,444 and 187,569,640 shares issued as of December 31, 2019 and 2020, respectively; 185,595,072 and 167,965,710 shares outstanding as of December 31, 2019 and 2020, respectively)	121	121	19
Treasury stock (737,372 and 1,043,930 shares as of December 31, 2019 and 2020, respectively)	(37,097)	(40,147)	(6,153)
Additional paid-in capital	5,038,691	5,058,176	775,199
Accumulated other comprehensive income	21,855	17,108	2,622
Accumulated deficit	(533,480)	(1,257,594)	(192,735)

Total equity	4,490,090	3,777,664	578,952

Total liabilities and equity	4,743,964	3,786,347	580,283

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating expenses	(129,942)	(62,789)	(31,359)	(4,806)
Interest income	5,362	5,280	665	102
Non-operating income, net	761	795	1,041	159

Share of income/(loss) of its subsidiaries and the consolidated VIEs	1,703,629	1,212,325	(663,095)	(101,623)

Net income/(loss)	1,579,810	1,155,611	(692,748)	(106,168)

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net income/(loss)	1,579,810	1,155,611	(692,748)	(106,168)

Other comprehensive income/(loss), net of tax of nil: Foreign currency translation adjustment	7,737	1,626	(8,293)	(1,271)
Unrealized (loss)/gain on available-for-sale investments	(2,414)	3,839	3,546	543

Comprehensive income/(loss)	1,585,133	1,161,076	(697,495)	(106,896)

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net cash used in operating activities	(12,170)	(15,001)	(13,393)	(2,053)

Cash Flows from Investing Activities:
Amounts due from/to its subsidiaries, the consolidated VIEs and related parties	(6,678)	(13,867)	(9,561)	(1,465)
Redemption of available-for-sale investments	—	—	9,755	1,495
Purchase of available-for-sale investments	(46,379)	(91,050)	—	—
Proceeds on disposal of available-for-sale investments	—	93,343	—	—

Net cash (used in)/provided by investing activities	(53,057)	(11,574)	194	30

Cash Flows from Financing Activities:
Dividends paid to shareholders	(106,626)	—	—	—
Repurchase of ordinary shares	(254)	(36,843)	(3,050)	(467)

Net cash used in financing activities	(106,880)	(36,843)	(3,050)	(467)

Effect of foreign exchange rate changes	3,423	322	(1,176)	(181)

Net decrease in cash and cash equivalents	(168,684)	(63,096)	(17,425)	(2,671)
Cash and cash equivalents, beginning of year	300,218	131,534	68,438	10,489

Cash and cash equivalents, end of year	131,534	68,438	51,013	7,818

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

3.                     AMOUNTS DUE FROM/TO ITS SUBSIDIARIES AND THE CONSOLIDATED VIES

As of December 31,2019, amounts due from its subsidiaries and the consolidated VIEs represent an interest-free, unsecured and repayable on demand loan provided to YouRace HK and Hengcheng, dividend receivable from YouRace HK. Amounts due to its subsidiaries and the consolidated VIEs represent amounts paid by its subsidiaries on behalf of the Parent Company.

As of December 31,2020, the amounts mainly represent an interest-free, unsecured and repayable on demand loan provided to YouRace Hengchuang.

4.                     AMOUNTS DUE TO RELATED PARTIES

As of December 31, 2019, the amounts due to related parties represents the amount payable to Puxin for the disposal of Huimin.

5.                     AMOUNTS DUE FROM RELATED PARTIES

As of December 31, 2020, the amount due from related parties mainly represent the amounts receivable from HengCheng.