Form 20-F
period 2021-12-31
Yiren Digital Ltd.
filed 2022-09-21
CIK 1631761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-37657

Yiren Digital Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

5/F, Hanwei Plaza, No. 7, Guanghua Road
Chaoyang District, Beijing 100022
The People’s Republic of China
(Address of principal executive offices)

Na Mei, Chief Financial Officer
Telephone: +86 10 5090-5315
Email: ir@yirendai.com
5/F, Hanwei Plaza, No. 7, Guanghua Road
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

(1)    * Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

169,995,926 ordinary shares, par value US$0.0001 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

 ☐Yes  ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“ADSs” refer to our American depositary shares, each of which represents two ordinary shares;
●	“CreditEase” refers to CreditEase Holdings (Cayman) Limited, our parent company and controlling shareholder;
●	“M3+ Net Charge-off Rate” with respect to loans facilitated during a specified time period, which we refer to as a vintage, is defined as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period, and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage;
●	“net payout” refers to the portion of an investor’s outstanding principal and accrued interest paid out to the investor from our quality assurance program in the event of a loan default. Prior to the discontinuation of our quality assurance program in May 2018, we implemented a 100% payout ratio policy allowing investors to fully recover their outstanding principal and accrued interest in the event of loan default;
●	“ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;
●	“prime borrower” refers to credit card holders with stable credit performance and sufficient repayment capabilities. In determining whether a prospective borrower has stable credit performance and sufficient repayment capabilities, we review such borrower’s credit card statement for the last six months and/or credit report from the People’s Bank of China, or the PBOC, for the last five years and re-evaluate the secured asset’s valuation for secured loans, as applicable;
●	“client assets” refer to the balance of client assets generated through our platforms.
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
●	“Yiren Credit” refers to our credit-tech platform that has the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products funded by financial institutions;
●	“Yiren Digital,” “we,” “us,” “our company” and “our” refer to Yiren Digital Ltd., its subsidiaries and in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including, but not limited to, CreditEase Puhui Information Consultant (Beijing) Co., Ltd., Hexiang Insurance Broker Co., Ltd., Haijin Yichuang Financial Leasing Co., Ltd., Yiren Financial Information Service (Beijing) Co., Ltd., Dekai Yichuang Asset Management (Shenzhen) Co., Ltd., Hainan Haijin Yichuang Data Information Service Co., Ltd.;
●	“Yiren Wealth” refers to our wealth management platform that specifically targets the mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions; and
●	“Yiren Select” refers to the “Finance Plus Life” super App initiative launched by Yiren Wealth, which cater to the mass affluent group’s diversified and comprehensive needs in different life scenarios.

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

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we had disposed of the online consumer lending platform targeting individual investors as the funding source (the “Disposed Business”). The Disposed Business was operated by Hengcheng Technology Development (Beijing) Co., Ltd. (“Hengcheng”), and CreditEase had, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. After the restructuring, the funding source for Yiren Credit is investments from institutional funding partners only.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 31, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the online consumer finance marketplace market in China;
●	our expectations as to the charge-off rates of loans facilitated through our platform;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with investors and borrowers;
●	our plans to invest in our proprietary technologies in the areas of data collection and processing algorithms as well as new business initiatives;
●	competition in our industry;
●	potential impact of COVID-19 outbreak on our current and future business development, financial condition and results of operations; and
●	relevant government policies and regulations relating to our industry.

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

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Yiren Digital Ltd. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the consolidated variable interest entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet culture business and certain value-added telecommunication services such as internet content provision services. Accordingly, we operate these businesses in China through the consolidated variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their shareholders to conduct the business operations of the consolidated variable interest entities. Revenues contributed by the consolidated variable interest entities accounted for 96.4%, 64.4% and 71.3% of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yiren Digital Ltd., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including but not limited to CreditEase Puhui Information Consultant (Beijing) Co., Ltd. or CreditEase Puhui, which was established in March 2011 and holds our Domestic Call Center Service Permit, operates our website and primarily engages in the credit business; Hexiang Insurance Broker Co., Ltd. or Hexiang Insurance Brokers, which was established in September 2011 and holds our Business Licenses to Professional Insurance Intermediaries, operates our website and primarily engages in the insurance brokerage business; Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. or Dekai Yichuang, which was established in March 2016 and primarily engages in the business of asset management; Hainan Haijin Yichuang Data Information Service Co., Ltd. or Yichuang Data, which was established in December 2016 and primarily engages in the business of data information; Haijin Yichuang Financial Leasing Co., Ltd. or Yichuang Financial Leasing, which was established in March 2017 and primarily engages in the business of financial leasing; Yichuang Micro-lending Co., Ltd. or Yichuang Micro-lending, which was established in May 2017 and primarily engages in the micro-lending business; Yiren Financial Information Service (Beijing) Co., Ltd. or Yiren Wealth, which was established in October 2016 and operates our website and mobile application and primarily engages in the wealth management business; Heilongjiang Changtuo Technology Development Co., Ltd. or Changtuo Technology, which was established in January 2014; Tianjin Linyang Information and Technology Co., Ltd. or Tianjin Linyang, which was established in July 2019 and primarily engages in the business of referral service; Beijing Yiding Technology Co., Ltd. or Yiding Technology, which was established in August 2019 and operates our website and primarily engages in the insurance referral business; Beijing Kechuang Xinlian Technology Co., Ltd. or Kechuang Xinlian, which was established in November 2019 and holds our Internet Culture Business Permit, Internet Content Provider License and Electronic Data Interchange License, operates our website and mobile application and primarily engages in the electronic commerce business. Investors in our ADSs are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreement, equity pledge agreements, powers of attorney and business operation agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual agreements, we are considered the primary beneficiary of these companies and have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities.”

However, the contractual arrangements may not be as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities, and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated variable interest entities. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated variable interest entities in China, including, among others, Internet Content Provider (“ICP”) License, Electronic Data Interchange (“EDI”) License, Internet Culture Business Permit, Food Business Permit, Internet Drug Information Service Certificate, Financing Guarantee Business License and Business Licenses to Professional Insurance Intermediaries. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the consolidated variable interest entities, (i) have not received request to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not received request to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Our current independent registered public accounting firm, Wei, Wei & Co., LLP (“Wei Wei”), whose audit report is included in this annual report on Form 20-F, is headquartered in Flushing, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in the report as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Notwithstanding the foregoing, in the future, if either there is any regulatory change or steps taken by the PRC regulators that does not permit Wei Wei to provide audit documentation located in mainland China or Hong Kong to the PCAOB for inspection or investigation or if we change auditors and they are not able to provide audit documentation for the inspection or investigation of the PCAOB, they could become subject to the HFCA Act prohibitions. On August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in China, which marks the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms in China. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB may be unable to inspect or fully investigate our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Delayed Filing of this Form 20-F

●	The filing of this Form 20-F may not make us “current” in our Exchange Act filing obligations, which means we retain certain potential liability and may not be eligible to use certain forms or rely on certain rules of the SEC.

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We operate in emerging and evolving industries, and our operations, services and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.
●	If we are unable to obtain adequate funding from institutional funding partners to meet user demand for loans on our platform, our business and results of operations will be adversely affected.
●	If we are unable to maintain or increase the volume of loans facilitated through our marketplace or if we are unable to retain existing borrowers or investors or attract new borrowers or investors, our business and results of operations will be adversely affected.
●	If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.
●	We may not be able to achieve profitability in the future.
●	If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
●	Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Risks Related to Our Carve-out from CreditEase and Our Relationship with CreditEase

Risks and uncertainties related to our carve-out from CreditEase and our relationship with CreditEase include, but are not limited to, the following:

●	We rely on our parent company, CreditEase, for the successful operation of our business.
●	Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.
●	We may have conflicts of interest with CreditEase and, because of CreditEase’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Yiren Digital Ltd. is a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and their subsidiaries. We conduct our operations in China primarily through (i) our subsidiaries in China, (ii) the variable interest entities with which we have maintained contractual arrangements, and (iii) the subsidiaries of the variable interest entities. Holders of our ADSs hold equity interest in Yiren Digital Ltd. and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries. There are uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of these contractual arrangements. If the whole or any part of our contractual arrangements with the variable interest entities and their shareholders is found to be unenforceable, we may not be able to consolidate, or derive economic interests from the consolidated variable interest entities and their subsidiaries, which could result in a material adverse change in the financial performance of our company and the value of our ADSs.
●	Any failure by the consolidated variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
●	Changes in China’s or global economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.
●	Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	The funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.”

●	The PCAOB may be unable to inspect or fully investigate our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection.
●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our American Depositary Shares

In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Cash and Asset Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or their subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, other financing activities and cash generated from operating activities. In 2019, 2020 and 2021, our Cayman Islands holding company transferred cash in the total amount of RMB13.9 million, RMB9.6 million and RMB11.9 million (US$1.9 million) to our subsidiaries. In 2019, 2020 and 2021, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. Pursuant to the exclusive technical and consulting services agreements between our wholly-owned PRC subsidiaries and the consolidated variable interest entities, the amount of service fee shall be calculated in such manner as determined by both the consolidated variable interest entities and our wholly-owned PRC subsidiary from time to time based on the nature of service and paid. The consolidated variable interest entities have paid RMB1,205.7 million, RMB392.8 million and RMB66.0 million (US$10.4 million) of service fee to our wholly-owned PRC subsidiary under the variable interest entity arrangements for the years ended December 31, 2019, 2020 and 2021, respectively. The consolidated variable interest entities expect to continue to settle any service fees incurred under the exclusive technical and consulting services agreements. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of Chinese mainland are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.”

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where Yiren Digital Ltd., the direct parent company of our PRC subsidiaries, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Contractual arrangements in relation to the consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.” If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of variable interest entity agreements, our PRC subsidiaries may charge the consolidated variable interest entities for services provided to the consolidated variable interest entities. These service fees shall be recognized as expenses of the consolidated variable interest entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the consolidated variable interest entities file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the consolidated variable interest entities and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and the variable interest entities qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the consolidated variable interest entities will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the consolidated variable interest entities exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the consolidated variable interest entities could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the consolidated variable interest entities. This would result in such transfer being non-deductible expenses for the consolidated variable interest entities but still taxable income for the PRC subsidiaries.

Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiary, which in turn relies on consulting and other fees paid to us by the consolidated variable interest entities, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the consolidated variable interest entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends.

In addition, our PRC subsidiaries, the consolidated variable interest entities and their subsidiaries generate revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Financial Information Related to the Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
				Consolidated
			Consolidated	Assets Backed
		Company	Variable Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(In millions)
Net revenue	—	1,773	3,282	—	(577)	4,478
Net income/(loss)	(37)	790	349	(75)	6	1,033

	For the Year Ended December 31, 2020

				Consolidated
			Consolidated	Assets Backed
		Company	Variable Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(In millions)

Net revenue	—	3,858	2,663	—	(2,559)	3,962
Net income/(loss)	(29)	1,592	(2,122)	(129)	(5)	(693)

	For the Year Ended December 31, 2019

				Consolidated
			Consolidated	Assets Backed
		Company	Variable Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(In millions)

Net revenue	—	1,611	8,370	—	(1,364)	8,617
Net income/(loss)	(57)	903	522	(214)	2	1,156

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
				Consolidated
			Consolidated	Assets Backed
		Company	Variable Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(In millions)
Cash and cash equivalents	6	1,465	1,393	—	—	2,864
Restricted cash	—	24	—	57	—	81
Accounts receivable	—	88	217	—	—	305
Contract assets, net	—	543	563	—	—	1,106
Contract cost	—	4	9	—	(3)	10
Prepaid expenses and other assets	—	206	145	1	—	352
Loans at fair value	—	—	—	74	—	74
Financing receivables	—	—	1,698	—	—	1,698
Amounts due from related parties	1,408	3,661	2,284	—	(6,474)	879
Held-to-maturity investments	—	—	—	2	—	2
Available-for-sale investments	89	155	5	—	(72)	177
Property, equipment and software, net	—	22	81	—	—	103
Deferred tax assets	—	—	7	—	—	7
Right-of-use assets	—	35	46	—	—	81
Investments in its subsidiaries and the consolidated VIEs	3,332	1,432	—	—	(4,764)	—
Total assets	4,835	7,635	6,448	134	(11,313)	7,739
Accounts payable	—	—	19	—	—	19
Amounts due to related parties	—	2,826	3,964	42	(6,399)	433
Deferred revenue	—	2	10	—	—	12
Payable to investors at fair value	—	—	—	203	(152)	51
Accrued expenses and other liabilities	14	214	954	1	—	1,183
Secured borrowings	—	—	1,029	—	—	1,029
Refund liabilities	—	6	—	—	—	6
Deferred tax liabilities	—	72	41	—	—	113
Lease liabilities	—	33	39	—	—	72
Total liabilities	14	3,153	6,056	246	(6,551)	2,918

	As of December 31, 2020
				Consolidated
			Consolidated	Assets Backed
		Company	Variable Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(In millions)
Cash and cash equivalents	51	1,419	1,000	—	—	2,470
Restricted cash	—	24	—	213	—	237
Accounts receivable	—	23	100	—	—	123
Contract assets, net	—	208	542	—	—	750
Contract cost	—	10	64	—	(8)	66
Prepaid expenses and other assets	2	49	228	—	—	279
Loans at fair value	—	—	—	192	—	192
Financing receivables	—	—	1,253	—	—	1,253
Amounts due from related parties	1,396	1,775	773	—	(3,060)	884
Held-to-maturity investments	—	—	—	3	—	3
Available-for-sale investments	74	179	56	—	(133)	176
Property, equipment and software, net	—	38	109	—	—	147
Deferred tax assets	—	—	16	—	—	16
Right-of-use assets	—	9	97	—	—	106
Investments in its subsidiaries and the consolidated VIEs	2,263	1,432	—	—	(3,695)	—
Total assets	3,786	5,166	4,238	408	(6,896)	6,702
Accounts payable	—	—	9	—	—	9
Amounts due to related parties	—	1,341	2,494	119	(2,984)	970
Deferred revenue	—	7	44	—	—	51
Payable to investors at fair value	—	—	—	321	(268)	53
Accrued expenses and other liabilities	9	145	1,054	1	—	1,209
Secured borrowings	—	—	501	—	—	501
Refund liabilities	—	11	—	—	—	11
Deferred tax liabilities	—	25	14	—	—	39
Lease liabilities	—	8	74	—	—	82
Total liabilities	9	1,537	4,190	441	(3,252)	2,925

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing
	Parent	Subsidiaries	Interest Entities	Entities	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(10)	(35)	250	(35)	(12)	158
Net cash (used in)/provided by investing activities	(31)	81	(359)	66	(104)	(347)
Net cash (used in)/provided by financing activities	(3)	—	501	(187)	116	427
Effect of foreign exchange rate changes	(1)	—	—	—	—	(1)

	For the Year Ended December 31, 2020
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing
	Parent	Subsidiaries	Interest Entities	Entities	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(13)	1,091	(828)	42	(10)	282
Net cash (used in)/provided by investing activities	—	(1,203)	(1,249)	33	622	(1,797)
Net cash (used in)/provided by financing activities	(3)	(66)	1,542	94	(612)	955
Effect of foreign exchange rate changes	(1)	(2)	—	—	—	(3)

	For the Year Ended December 31, 2019
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing
	Parent	Subsidiaries	Interest Entities	Entities	Eliminations	Consolidated Total

	RMB
	(In millions)
Net cash (used in)/provided by operating activities	(15)	1,366	(912)	(151)	(14)	274
Net cash (used in)/provided by investing activities	(12)	(645)	442	640	685	1,110
Net cash (used in)/provided by financing activities	(37)	(204)	600	(838)	(671)	(1,150)
Effect of foreign exchange rate changes	—	—	—	—	—	—

Selected Financial Data

In July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates the Acquired Businesses. As our company and the Acquired Businesses have been under the common control of CreditEase since the establishment of our company, ASC 805-50 requires that our financial statements be recast to retroactively reflect the acquisition of the Acquired Businesses for all the applicable prior periods presented. Item 3 of Form 20-F requires that selected financial information be presented for the registrant’s most recent five fiscal years. However, registrants are permitted to omit up to two of the earliest years in such five-year period in certain circumstances.

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we had disposed of the Disposed Business. The Disposed Business was operated by Hengcheng, and CreditEase had, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information.

The following selected consolidated statements of operations data for the years ended December 31, 2019, 2020 and 2021 and selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated balance sheets data as of December 31, 2019 has been derived from our audited consolidated financial statements not included in this annual report. The following selected recast consolidated statements of operations data for the year ended December 31, 2017 and 2018 and the selected recast consolidated balance sheet data as of December 31, 2018 have been derived from our audited recast consolidated financial statements not included in this annual report. The following selected recast consolidated balance sheet data as of December 31, 2017 are derived from our unaudited recast consolidated balance sheet as of December 31, 2017 not included in this annual report.

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

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data, and percentages)
Selected Consolidated Statements of Operations Data:
Net revenue (including revenue from related parties of RMB177,341, RMB142,477, RMB145,442, and RMB573,158 for the years ended December 31,2018, 2019, 2020 and 2021, respectively)	11,534,808	11,244,114	8,616,784	3,961,962	4,477,929	702,685
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB997,203, RMB434,875, RMB111,550 and RMB1,548 for the years ended December 31, 2018, 2019, 2020 and 2021, respectively)	(9,004,959)	(6,658,270)	(4,457,353)	(1,905,095)	(1,553,344)	(243,754)
Origination, servicing and other operating costs (including costs from related parties of RMB559,724, RMB409,287, RMB718,734 and RMB354,985 for the years ended December 31, 2018, 2019, 2020 and 2021, respectively)	(1,242,928)	(1,061,289)	(665,083)	(1,104,682)	(760,858)	(119,395)
General and administrative (including expenses from related parties of RMB584,426, RMB122,338, RMB 192,934 and RMB135,118 for the years ended December 31, 2018, 2019, 2020 and 2021, respectively)	(1,323,608)	(1,336,247)	(731,806)	(627,368)	(508,869)	(79,853)
Provision for contingent liability	(43,049)	(419,581)	(9,462)	(3,187)	2,629	413
Allowance for contract assets, receivables and others	—	(992,581)	(1,625,051)	(371,629)	(370,154)	(58,085)
Loss of disposal	—	—	—	(655,839)	—	—
Total operating costs and expenses	(11,614,544)	(10,467,968)	(7,488,755)	(4,667,800)	(3,190,596)	(500,674)

Interest income, net	115,060	73,917	73,367	61,623	(73,383)	(11,515)
Fair value adjustments related to the consolidated asset backed financing entities	(86,372)	243,122	3,866	(143,988)	(37,442)	(5,875)
Gain on disposal of loan receivables and other beneficial rights	271,125	663,884	159,392	—	—	—
Other (expenses) / income, net	(32,001)	26,323	32,365	14,844	26,665	4,183
Total other income/(expenses), net	267,812	1,007,246	268,990	(67,521)	(84,160)	(13,207)
Income/(loss) before provision for income taxes	188,076	1,783,392	1,397,019	(773,359)	1,203,173	188,804
Income tax (expenses)/benefit	(381,210)	(194,287)	(239,228)	80,611	(170,189)	(26,706)
Share of results of equity investees	5,060	(9,295)	(2,180)	—	—	—
Net (loss)/income	(188,074)	1,579,810	1,155,611	(692,748)	1,032,984	162,098
Weighted average number of ordinary shares outstanding, basic	182,438,985	184,225,643	185,219,586	180,301,898	169,029,826	169,029,826
Basic net (loss)/income per share	(1.0309)	8.5754	6.2391	(3.8422)	6.1113	0.9590
Basic net (loss)/income per ADS (1) (2)	(2.0618)	17.1508	12.4782	(7.6844)	12.2226	1.9180
Weighted average number of ordinary shares outstanding, diluted	182,438,985	186,270,515	186,535,464	180,301,898	170,590,203	170,590,203
Diluted net (loss)/income per share	(1.0309)	8.4813	6.1951	(3.8422)	6.0554	0.9502
Diluted net (loss)/income per ADS (1) (2)	(2.0618)	16.9626	12.3902	(7.6844)	12.1108	1.9004
(1)	Each ADS represents two ordinary shares.

(2)	For purposes of calculating net loss/income per share, the weighted average number of ordinary shares for all the prior periods presented in the consolidated financial statements have been retroactively adjusted to reflect the issuance of our ordinary shares to CreditEase in consideration of our assumption of the Acquired Businesses.

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	2,222,785	2,606,939	3,198,086	2,469,909	2,864,543	449,511
Restricted cash	2,257,537	427,546	71,056	237,239	80,800	12,679
Contract assets, net (net of allowance of RMB992,049, RMB1,515,627, RMB467,306 and RMB350,686 as of December 31, 2018, 2019, 2020 and 2021, respectively)	—	3,909,263	2,398,685	750,174	1,105,905	173,541
Loans at fair value	1,450,707	1,375,221	418,492	192,156	73,734	11,571
Financing receivables (net of allowance of nil, nil, RMB32,975 and RMB65,489 as of December 31, 2018, 2019, 2020 and 2021, respectively)	—	—	29,612	1,253,494	1,697,962	266,449
Held-to-maturity investments	24,094	329,597	6,627	3,286	2,200	341
Available-for-sale investments	966,353	835,565	460,991	175,515	177,360	27,832
Total assets	16,124,352	14,251,815	9,644,420	6,702,253	7,739,440	1,214,487
Secured borrowings	50,000	222,419	18,590	500,500	1,028,600	161,410
Refund liabilities	—	2,145,748	1,801,535	10,845	5,732	899
Total liabilities	24,014,085	14,615,228	5,154,330	2,924,589	2,918,008	457,899
Total (deficit)/equity	(7,889,733)	(363,413)	4,490,090	3,777,664	4,821,432	756,588

B.Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Delayed Filing of this Form 20-F

The filing of this Form 20-F may not make us “current” in our Exchange Act filing obligations, which means we retain certain potential liability and may not be eligible to use certain forms or rely on certain rules of the SEC.

We are filing a comprehensive annual report on Form 20-F since we have been delinquent in meeting our periodic reporting requirements with the SEC, following, by analogy, previously issued guidance from the staff of the SEC’s Division of Corporation Finance, or the Staff, with respect to U.S. domestic issuers. Our filing of this Form 20-F does not necessarily mean that the Staff will conclude that we have complied with all applicable financial statement requirements or complied with all reporting requirements of the Exchange Act, nor does it foreclose any enforcement action by the SEC with respect to our disclosure, filings or failures to file reports under the Exchange Act.

As a result of our failure to maintain current filings with the SEC in the past, our use of this format of the Form 20-F and any potential enforcement action from the SEC or other regulatory agencies, we may not be eligible to use certain short-form registration statements or rely on certain rules of the SEC. This could increase our transaction costs and adversely impact our ability to raise capital in a timely manner.

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

We launched our online marketplace in March 2012 and have a limited operating history. Starting in the fourth quarter of 2014, we began offering loan products with different pricing grades. In the second quarter of 2017, we further launched a new credit scoring system, the Yiren score, which can be used to more accurately characterize a borrower’s credit profile. As a result of our strategic business realignment with CreditEase in 2019, we have begun operating our business on a more diverse and scalable mix of service platforms——Yiren Credit and Yiren Wealth. Yiren Credit is our credit-tech platform that has the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products funded by retail and institutional investors. Yiren Wealth is our wealth management platform that specifically targets the mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions. On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we had disposed of the online consumer lending platform targeting individual investors as the funding source (the “Disposed Business”). The Disposed Business was operated by Hengcheng, and CreditEase had, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. After the restructuring, the funding source for Yiren Credit is investments from institutional funding partners only.

As our business develops or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. For example, we cannot assure you that wealth management products and services available through our platform can be widely accepted in light of our limited experience and operating history in the wealth management sector. It is possible that we may not be able to provide access to attractive wealth management products and services to achieve our clients’ expectation of the investment returns. Any failure on our part to keep up with providing access to wealth management products and services or any failure to respond quickly to the market trend may materially and adversely affect the growth of our wealth management business. It is therefore difficult to effectively assess our future prospects. The risks and challenges we encounter or may encounter in this developing and rapidly evolving market may adversely impact our business and prospects. These risks and challenges include our ability to, among other things:

●	navigate an evolving regulatory environment;
●	expand the base of borrowers and investors served on our platforms;
●	acquire borrowers and investors in a cost-effective manner;
●	enhance our risk management capabilities and maintain low delinquency rates of transactions facilitate by us;
●	continue to scale our technology infrastructure to support the growth of our platform and higher transaction volume;
●	broaden our product offerings;
●	source qualified third-party wealth management products and services;
●	enhance our risk management capabilities;
●	attract sufficient funding from institutional funding partners;
●	improve our operational efficiency;

●	cultivate a vibrant consumer finance ecosystem;
●	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;
●	attract, retain and motivate talented employees; and
●	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

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

The growth and success of our operations depend on the availability of adequate funding to meet users’ demand for loans on our platform. Our funding sources will include investments from institutional funding partners only. Our institutional funding partners primarily include commercial banks, trusts, and microloan, financial leasing and consumer finance companies. In 2021, 100.0% of loans facilitated on our platform were funded by our institutional funding partners. To maintain a high growth momentum of our marketplace, we must continuously attract more institutional funding partners to our marketplace. If there is insufficient funding from our institutional funding partners, borrowers may not be able to obtain capital through our marketplace and may turn to other sources for their borrowing needs. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgated new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. Our cooperation with institutional funding partners is not on an exclusive basis. If the governmental authorities further tighten the regulations on the online consumer finance industry, our institutional funding partners would become more selective in choosing partners for referring borrowers and facilitating loans for them. The competition we face would become even more intensely. If we fail to continuously meet their requirements or needs, our financial institution partners may stop cooperating with us and turn to our competitors, which may also materially and adversely affect our business, financial condition and results of operations.

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

To the extent permitted by laws and regulations, we intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels. We utilize online channels, such as search engine marketing, search engine optimization, partnerships with internet companies and internet traffic acquisition from third-party online loan products marketplaces, as well as offline channels for user acquisition. As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. In 2019, 2020 and 2021, 53.0%, 21.7% and 6.1% of our borrowers were acquired through CreditEase Puhui, respectively, contributing 52.4%, 68.4% and 29.3% of the total amount of loans facilitated through our marketplace, respectively. There is no assurance that we will be successful with our user acquisition efforts. If any of our current user acquisition channels become less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to acquire new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors, and may even lose our existing borrowers and investors to our competitors. If we are unable to attract qualified borrowers and sufficient funding from our institutional funding partners or if borrowers and investors do not continue to participate in our marketplace at the current rates, we might be unable to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

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

On September 27, 2021, the PBOC issued the Administrative Measures for Credit Reporting Business, or the Credit Reporting Measures, which took effect on January 1, 2022. The Credit Reporting Measures define “credit information” to include “basic information, borrowing and lending information and other relevant information legally collected in the offering of services of finance or other activities for purposes of identifying and judging the credit standing of businesses and individuals, as well as result of analysis and evaluation based on the aforesaid information” and define “credit reporting business” as the collection, collation, keeping and processing of credit information and provision of such information to information users. The Credit Reporting Measures applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services of credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, among others” are also subject to the Credit Reporting Measures. Credit Reporting Measures provides for an 18-month grace period from its effectiveness date for organizations that engage in credit investigation business to obtain the credit reporting business license and comply with its other provisions. The Credit Reporting Measures is new and significant uncertainties exist with respect to its interpretation and implementation. For example, the Credit Reporting Measures does not directly deny the legitimacy of existing data analytics or precision marketing service providers in the financial service industry, nor does it provide a clear guidance or implementation rules on how and when these providers, if deemed to be conducting credit reporting business, could apply for required licenses or otherwise comply with the Credit Reporting Measures.

In addition, it is reported that in April 2021, the PBOC, the CBIRC, the CSRC and the SAFE invited a number of internet platform operators for a meeting to discuss the operations and compliance of their internet finance business, including but not limited to conducting credit reporting business through authorized credit reporting agency.

We organize, store and analyze information provided by users after obtaining their consent. This information contains certain personal information of users, a portion of which, upon their consent, will be provided to our institutional funding partners for their further review and assessment. Due to the lack of further interpretations of the current regulations governing the personal credit reporting business, it is uncertain whether we would be deemed to engage in the personal credit reporting business. We cannot assure you that we will not be required in the future to obtain approval or license for the personal credit reporting business and comply with the relevant regulations, which may be costly, or become subject to penalties associated with regulations governing the personal credit reporting business.

According to the Regulations on the Supervision and Administration of Financing Guarantee Companies, which was promulgated by State Council and came into effect on October 1, 2017, without the approval by the competent government department, no entity may operate the financing guarantee business in which such entity acts as a guarantor providing guarantee to the guaranteed parties as to their loans, bonds or other types of debt financing. If any entity engages in the financing guarantee business without such approval, the entity may be subject to penalties, including ban or suspension of business, confiscation of revenues related to financing guarantee business, fines and criminal liabilities. Circular on Measures for the Regulation of Risks in the Information Technology Outsourcing by Banking and Insurance Institutions, or Circular 141, further sets out that a banking financial institution shall not accept any credit enhancement service, ultimate commitment or any other disguised credit enhancement service provided by any third-party institution without guarantee qualifications. We cooperated with a bank to furnish borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposit from time to time. We also undertake to repay the bank on behalf of defaulting borrowers if any repayment is 80 days overdue and upon such full repayment to the bank, we will obtain the creditor’s rights in respect of the relevant default amount. Since the promulgation of Circular 141, we have suspended the cooperation with the bank. Due to the lack of further interpretations and the evolving regulatory environments, it is uncertain whether we would be deemed by the PRC regulatory authorities as operating financing guarantee business, which is prohibited by the Interim Measures. We cannot assure you that we will not be subject to sanctions imposed by relative PRC regulatory agencies, or be required in the future to obtain approval or license for financing guarantee business to continue our cooperation with banks. In July 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC, published the Interim Measures for the Administration of Internet Loans of Commercial Banks, or the Commercial Banks Measures, which stipulates several rules on internet loans provided by commercial banks. In February 2021, the CBIRC issued the Notice on further regulating the Internet loan business of commercial banks, or the Internet Loan Notice, which make further provisions on the internet loan business by commercial banks. In July 2022, the CBIRC issued the Notice on Strengthening the Management of the Internet Lending Business of Commercial Banks to Improve the Quality and Efficiency of Financial Services, or the Commercial Banks Notice, aiming to further specify rules on internet loans provided by Commercial Banks. The Commercial Banks Notice grants a transition period until June 30, 2023 for the Internet loan stock business. For newly generated internet loans provided by Commercial Banks during such transition period, the Commercial Banks Notice, the Internet Loan Notice and the Commercial Banks Measures shall apply. We cannot assure you that our cooperation with commercial banks will remain in compliance with the Commercial Banks Measures, the Internet Loan Notice and the Commercial Banks Notice.

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

The regulatory framework in China’s insurance industry is evolving and undergoing significant changes. Further development of regulations applicable to us may result in additional restrictions on our business operations. We may have to adjust our business practice and operations to comply with the continuously changing regulatory requirements. For example, the Implementing Measures for Administrative Licensing and Record-filing for Insurance Intermediaries, promulgated by the CBIRC on October 28, 2021 and effective on February 1, 2022, which apply to both online and offline insurance intermediaries, require the CBIRC and its local offices to implement administrative license and recordation of insurance intermediary business and senior executives. On December 14, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021, significantly changes regulatory regime for online insurance business in various aspects. For instance, the Regulatory Measures requires insurance institutions (including insurance carriers and insurance intermediary service providers, such as insurance brokerage companies and insurance agency companies) to (i) establish internal policies with regard to personnel management, customer information protection and internal control, (ii) enhance compliance management of promotional materials and marketing activities, (iii) meet certain detailed requirements for sales activities, and (iv) protect the information right of consumers by making appropriate disclosure. In particular, the Regulatory Measures requires online insurance transactions being conducted through online interfaces operated by insurance institutions only, and prohibits insurance institutions to set default option for customer and impose any restriction on the cancellation of automatic payment to affect customer’s choice during the sales process of insurance products. The Regulatory Measures prohibits entities which are not insurance institutions from conducting insurance businesses, such as consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection. The Regulatory Measures also does not explicitly allow the entities which are not insurance institutions to conduct marketing activities for online insurance products. In addition, the Regulatory Measures sets a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. In particular, insurance institutions engaged in online insurance products sales business shall have IT systems that are certified as Safety Level III Computer Information Systems or above level.

In October 2021, the CBIRC published the Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the Internet Life Insurance Circular. The Internet Life Insurance Circular requires that each installment of premium of certain insurance products less than one year term shall be equal. The Internet Life Insurance Circular also provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products, which may affect the amount of insurance brokerage commission we charge on the relevant insurance products and adversely affect our financial condition. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to consumers.

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

Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution partners, our collaboration with them may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations. For example, on December 31, 2021, seven ministries and commissions including the PBOC issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments), which when effective will regulate online marketing of financial products by financial institutions or internet platform operators engaged by such financial institutions. Pursuant to this draft, financial institutions shall not engage other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. This draft also prohibits third-party online platform operators from being involved in the sale of financial products or participating in the income sharing of financial business in a disguised way without the approval of financial regulatory authorities. If these measures were to be adopted in their current form, we may no longer be able to display financial products in current format on our mobile app to conduct online marketing, which may have a material adverse impact on our business, results of operations and prospects.

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

We have established business relationships with trusts, asset backed special plans and funds (collectively referred to as the “assets backed financing entities,” or “ABFEs”) which were administered by trust companies and asset management companies. The ABFEs were set up to invest solely in the loans facilitated on our platform and provide returns to the beneficiaries of the ABFEs through interest payments made by the borrowers. Under the arrangements, we normally invest in all of subordinate tranches and portion of senior tranches. We were designated as the service provider for the ABFEs. Through the transaction fees charged, security funds deposited, and direct investment, we have the right to receive benefits or bear losses from the ABFEs. We are considered as the primary beneficiary of the ABFEs and thus consolidated such ABFEs’ assets, liabilities, results of operations and cash flows.

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

Our ability to attract borrowers and institutional funding partners to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a borrower’s credit profile and maintain low default rates. To conduct this evaluation, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. Our credit scoring models aggregate and analyze the data submitted by a borrower, as well as the data we collect from a number of internal and external sources, and then generates a score for the prospective borrower. The score will be further used to approve and classify the borrower into different segments in our current risk grid. If our credit scoring model contains programming or other errors, is ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified or mispriced loans or incorrect approvals or denials of loans. If we are unable to effectively and accurately assess the credit profiles of borrowers, segment borrowers into the appropriate grade in the risk grid, or unable to maintain low default rates of loans facilitated by our platform. In addition, the foregoing will also have an impact on collectability of service fees, resulting in higher allowances for contract assets.

Historically, loans generated from our online channels generally have experienced higher delinquency rates and higher charge-off rates as compared with loans referred from offline channels. If the proportion of loans generated from our online channels increases as opposed to loans generated from our offline channels, the overall delinquency rates and charge-off rates of loans facilitated by our platform may increase. In addition, once a loan application is approved, we do not further monitor certain aspects of the borrower’s credit profile, such as changes in the borrower’s credit report and the borrower’s purchasing pattern with online merchants. If the borrower’s financial condition deteriorates, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain low default rates for loans facilitated by our platform. Prior to the completion of our business realignment with CreditEase, the borrowers that we served were primarily prime borrowers. After the completion of the business realignment with CreditEase, we have been shifting our customer mix towards higher credit quality segment over the past year and lowering prices under the window guidance that require IRR-based lending rate capped at 24%. Although we collaborate with insurance and guarantee companies to provide credit enhancement for loans facilitated through our marketplace, if widespread defaults were to occur, institutional funding partners may incur losses and cease collaboration with us, the insurance and guarantee companies that cooperate with us may raise their insurance premium and guarantee service fees, which may cause us to lower fee rates to stay competitive in acquiring borrowers, and our business and results of operations may be materially and adversely affected.

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

Our existing or new loan products and changes to our platform could fail to attain sufficient market acceptance for many reasons, including, but not limited to:

●	our failure to predict market demand accurately and supply loan products that meet this demand in a timely fashion;
●	borrowers and institutional funding partners using our platform may not like, find useful or agree with any changes;
●	our failure to properly price new loan products;
●	defects, errors or failures on our platform;
●	negative publicity about our loan products or our platform’s performance or effectiveness;
●	views taken by regulatory authorities that the new products or platform changes do not comply with PRC laws, rules or regulations applicable to us; and
●	the introduction or anticipated introduction of competing products by our competitors.

If our new loan products do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

Our business depends on our ability to collect payment on the transactions we facilitate.

Historically, we used to provide loan collection services to the individual investors who funded through our platform. After we disposed of the Disposed Business, we can assist our institutional funding partners in the loan collection services upon their request. As of December 31, 2021, most of our institutional funding partners performed loan collection by themselves and we did not provide such services. However, if requested, we can utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform or a payment platform delegated by the institutional funding partners. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages and phone calls on the day a repayment is due. Once a repayment is past due, we also send additional reminder text messages during the first fourteen days of delinquency. The collections process commences once a loan is fifteen days delinquent. To facilitate repayment, the collections process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages and emails are sent to a delinquent borrower as soon as the collections process commences, and if the payment is still outstanding, the collection team will make phone calls. Although most stages of the collections process are outsourced to CreditEase, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while CreditEase collection teams have the discretion to make decisions for the loans that are below such threshold.

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

We believe that our customer base is the cornerstone of our business. Our ability to maintain and expand our customer base depends on a number of factors, including our ability to provide access to suitable loan products or wealth management products and services for our customers, and our ability to provide relevant and timely products and services to meet changing customer needs. If we are unable to respond to changes in user preference and deliver satisfactory and distinguishable user experience, our users may switch to competing platforms or obtain the relevant products and services directly from their providers. As a result, customer access to and customer activity on our platform will decline, our products and services will be less attractive to our customers, and our business, financial performance and prospects will be materially and adversely affected.

If the market acceptance of the online wealth management products and services we provide access to, or the attractiveness of online wealth management products and services in general, declines, and we fail to retain our investors by improving our services and providing the access to more alternative investment portfolio options for investors, we may suffer a loss of our investor base, and our business, operation results and financial status will be adversely impacted.

We have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our existing loan products and wealth management products and services available through our platform and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new loan products and wealth management products and services that incorporate additional features, improve functionality or otherwise make our products more desirable to borrowers and investors. New loan products and wealth management products and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing and new loan products and wealth management products and services available through our platform could fail to attain sufficient market acceptance for many reasons, including:

●	borrowers may not find terms of our loan products, such as borrowing costs and credit limit, competitive or appealing;
●	investors or institutional funding partners are not willing to deploy their funds in a timely or efficient manner;
●	we may fail to predict market demand accurately and provide loan products or access to wealth management products and services that meet this demand in a timely fashion;
●	users may not like, find useful or agree with, any changes;
●	there may be defects, errors or failures on our platform;
●	there may be negative publicity about our loan products and wealth management products and services available through our platform or our platform’s performance or effectiveness;
●	regulatory authorities may take the view that the existing and new loan products and online wealth management products and services or changes to our platform do not comply with PRC laws, regulations or rules applicable to us; and
●	there may be competing products and services introduced or anticipated to be introduced by our competitors.

If our existing and new loan products and wealth management products and services available through our platform do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

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

We may not be successful in operating our wealth management business.

The markets for wealth management business in China are relatively rapidly developing and subject to significant challenges. If we fail to address the needs of our clients, adapt to rapidly evolving market trends or continue to offer innovative products and services, there may not be significant market demand for them. In addition, our wealth management business will continue to encounter risks and difficulties, including adapt to evolving regulatory landscape, mitigate challenges imposed by COVID-19, maintain adequate risk management, implement our customer development strategies and adapt and modify them as needed, develop and maintain our competitive advantages, and anticipate and adapt to changing conditions in China’s financing industry resulting from mergers and acquisitions involving our competitors or other significant changes in economic conditions, competitive landscape and market dynamics. If we are unable to successfully develop our wealth management business into profitable business, our business and revenues would be materially and adversely affected.

We may not be able to ensure the accuracy of the third-party product information and the authenticity of third-party wealth management products and services on our platform, and we have limited control over performance of those investment products.

Our wealth management business provides retail and institutional investors with asset-allocation based services and the access to wealth management products and services, such as short-term cash management products, mutual funds, fund portfolios and insurance products. Theses wealth management products and services are offered by third-party financial institutions. The acceptance and popularity of our platform is partially premised on the reliability of the relevant underlying wealth management products and services and financial information provided by third parties. We rely on the relevant third-party licensed providers of the relevant wealth management products and services for the authenticity of their underlying products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from these third-party providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these third-party providers or their agents provide inauthentic financial products or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective investors. In addition, if our investors purchase the underlying wealth management products and services and they suffer losses, they may blame us and attempt to hold us responsible for their losses, even though we have made risk disclosures before they invest. Our reputation could be harmed, and we could experience reduced user traffic to our platform, which would adversely affect our business and financial performance.

Furthermore, as investors access the underlying wealth management products and services through our platform, they may have the impression that we are at least partially responsible for the quality of these products. Although we have established standards to theoretically research product providers before cooperating with them, we have limited control over performance of those investment products. In the event that an investor is dissatisfied with underlying products or the services of a product provider, we do not have any means to directly make improvements in response to user complaints. If investors become dissatisfied with the underlying wealth management products and services provided by our financial institutional partners, our business, reputation, financial performance and prospects could be materially and adversely affected.

Wealth management products and services we provide access to are subject to risks related to lawsuits and other claims brought by our investors.

We may be subject to lawsuits and other claims in the ordinary course of providing the access of wealth management products and services to our investors. We may also be subject to claims for failing to provide sufficient information on investment risks or for failing to provide access to such relevant information in a manner that is clear and readily accessible to investors. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation and our results of operations. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses, divert management attention and damage our reputation.

If we are unable to compete effectively, our business and results of operations could be harmed.

The industries we are operating in are competitive and evolving. We compete with financial products and companies that attract borrowers and investors, partners or all of these. For our credit business, we compete with other consumer finance marketplaces. For our wealth management business, we compete with other online wealth management platforms and insurance brokerage companies.

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

For the purpose of credit assessment, after obtaining borrower’s consent, we obtain the borrowers’ credit information from third parties, such as financial institutions and e-commerce providers, and assess applicants’ credit and assign credit scores to borrowers based on such credit information. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data. We currently do not have a comprehensive way to determine whether borrowers have obtained loans through other consumer finance marketplaces, creating the risk whereby a borrower may borrow money through our marketplace in order to pay off loans on other consumer finance marketplaces. Additionally, there is a risk that, following our obtaining a borrower’s credit information, the borrower may have:

●	become delinquent in the payment of an outstanding obligation;
●	defaulted on a pre-existing debt obligation;
●	taken on additional debt; or

●	sustained other adverse financial events.

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

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include, but are not limited to, our ability to:

●	maintain the quality and reliability of our platform;
●	provide borrowers and investors with a superior experience in our marketplace;
●	enhance and improve our credit assessment and decisioning model;
●	effectively manage and resolve borrower and investor complaints; and
●	effectively protect personal information and privacy of borrowers and investors.

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

We had a net income of RMB1,155.6 million in 2019, a net loss of RMB692.7 million in 2020 and a net income of RMB1,033.0 million (US$162.1 million) in 2021, respectively. We also had accumulated deficit of RMB533.5 million, RMB1,257.6 million and RMB247.8 million (US$38.9 million) as of December 31, 2019, 2020 and 2021, respectively. We cannot assure you that we will be able to continue to generate net income or will have positive retained earnings in the future. Our operating expenses may increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, investors and partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the default rates of the loans facilitated through our platform may be higher than expected, which may lead to lower than expected net revenue. Furthermore, we have adopted share incentive plans in September 2015, July 2017 and June 2020, and we may grant equity-based awards to eligible participants from time to time under the plan, which will result in share-based compensation expenses to us. As a result of the foregoing and other factors, our net revenue growth may slow, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

Our quarterly results of operations, including the levels of our net revenue, expenses, net loss or net income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new borrowers and investors and maintain relationships with existing borrowers and investors;
●	loan volumes and the channels through which borrowers and investors are sourced, including the relative mix of online and offline channels;
●	changes in our product mix and introduction of new loan products;
●	the amount and timing of operating expenses related to acquiring borrowers and investors, and the maintenance and expansion of our business, operations and infrastructure;
●	promulgation of new rules and regulations applicable to, or heightened regulatory scrutiny of, the online consumer finance industry;
●	our decision to manage loan volume growth during the period;
●	network outages or security breaches;
●	general economic, industry and market conditions;
●	our emphasis on borrower and investor experience instead of near-term growth; and
●	the timing of expenses related to the development or acquisition of technologies or businesses.

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

Although we had a positive operating cash flow of RMB274.2 million, RMB282.0 million and RMB158.2 million (US$24.8 million) in 2019, 2020 and 2021, respectively, we cannot assure you that we will be able to have a positive cash flow in the future. Going forward, our ability to collect fees from customers, product providers and insurer partners, will continue to affect our liquidity and cash flow condition. Inability to collect payments from customers in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

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

The wealth management products and services involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We provide the access to a variety of wealth management products and asset allocation based services through our wealth management business. These products and services include short-term cash management products, mutual funds, fund portfolios and insurance products. These products and services often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks.

Our success depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects. All the products and services have been gone through rigid selection and screening processes before we cooperate with the product providers. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure of all of our clients in all market environments or against all types of risks.

If we fail to identify and fully appreciate the risks associated with the products and services on our platform, or fail to disclose such risks to our clients, and our clients suffer financial loss or other damages resulting from their purchase of those financial products and services, our reputation, client relationships, business and prospects may be adversely affected.

We may not be able to continue to retain or expand our mass affluent investor base or maintain or increase the amount of investment made by our clients in the products and services under our wealth management business.

The wealth management products and services we provide access to primarily target China’s mass affluent population. In light of China’s competitive ever-evolving wealth management industry for mass affluent population we cannot assure you that we will be able to maintain and increase the number of our clients or that our existing clients will maintain the same level of investment in the wealth management products and services on our platform. As this industry in China is at an early stage of development and highly fragmented, our existing and future competitors may have more resources and better capabilities to capture market opportunities and grow their client bases faster than us. A decrease in the number of our clients or a decrease in their spending on the products and services available through our platform may reduce revenues derived from service fees and commissions and monetization opportunities for our wealth management products and services. If the products and services available on our platform fail to continue to meet our clients’ expectations on the returns, or if the clients are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, affecting our ability to attract new clients, which will in turn affect our financial condition and operational results.

Because a portion of the commissions and service fees we earn on providing access to the wealth management products and services are based on commission and fee rates negotiated with licensed financial product and service providers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

We derive a portion of our revenues from service fees and commissions paid by licensed financial product providers, which are negotiated and vary from product to product, and from service to service. Service fees and commission rates can fluctuate based on the prevailing political, economic, regulatory, taxation and competitive factors that affect our product, and from service to service providers. These factors, which are not within our control, include the capacity to place new business, profits of product and service providers, client demand and preference for financial products, the availability of comparable products from other product and service providers at a lower cost, the availability of alternative financial products and services to clients and the tax deductibility of commissions and fees. In addition, we can neither determine, nor predict, the timing or extent of commission and fee rate changes with respect to the financial products and services, it is difficult for us to assess the effect of any of these changes on our operations. Therefore, any decrease in commission and fee rates would adversely affect our revenues, cash flow and results of operations.

The wealth management products and services are supplied by licensed financial product and services providers; and the renegotiation or termination of our relationships with such financial product and services providers could significantly impact our business.

The wealth management products and services available through our platform are provided by a selected number of financial product providers, including commercial banks, mutual fund management companies, and insurance companies. Although our wealth management business has a broad coverage of most major product and service providers in the market, due to our rigorous risk management standards, a significant portion of these products and service are sourced from a limited number of product and service providers, and thus we rely on our relationships with those important product and service providers. In 2021, the top three independent financial product and service providers accounted for approximately 72.7% of the aggregate value of all the products and services available through our wealth management business. Our relationships with financial product and service providers are governed by cooperation agreements. If financial product and service providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us, or the terms of our contracts with them become less beneficial to us, our business and operating results could be materially and adversely affected.

A drop in the investment performance for products and services available through our platform could negatively impact our revenues and profitability.

Investment performance is a key competitive factor for products and services available through our platform. Strong investment performance of these products and services helps us to retain and expand our client base and helps generate new sales of products and services. Strong investment performance is therefore an important element to our goals of maximizing the value of products and services made available to our clients through our platform. There can be no assurance as to how future investment performance of the products and services available on our platform will compare to those available on other platforms or that historical performance will be indicative of future returns. Any drop or perceived drop in investment performance as compared to management product and service providers could cause a decline in sales of the investment products and services available on our platform. Poor investment performance could also adversely affect our clients’ recognition of our platform.

Our wealth management clients may redeem their investments from time to time, which could reduce our fee revenues.

Some of wealth management products and services available through our platform permit investors to redeem their investments with us. If the return of wealth management products and services does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors. Our service fee revenues correlate directly to the amount of our client assets; therefore, redemptions may cause our expected service fee revenues to decrease. Investors may decide to reallocate their capital away from us and to other asset managers for a number of reasons, including poor relative investment performance, changes in prevailing interest rates which make other investment options more attractive, changes in investor perception regarding our focus or alignment of interest, dissatisfaction with, changes in or a broadening of a fund’s investment strategy, changes in our reputation, and departures of, or changes in responsibilities of, key investment professionals. For these and other reasons, the pace of investor redemptions and the corresponding reduction in our client assets could accelerate.

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

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential clients, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with clients through our marketplace is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse documents or data or fail to follow protocol when interacting with clients, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal use of documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. In addition, we currently rely on CreditEase and in the future may continue to rely on CreditEase or other third-party service providers for loan collection services.

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

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrower willingness to seek loans and investor ability and desire to invest. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to consumer credit and wealth management businesses. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. For example, many of our investors may delay or reduce their investment through our marketplace. Adverse economic conditions could also reduce the number of qualified borrowers seeking loans through our marketplace, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated through our marketplace and our net revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

As of December 31, 2019, 2020 and 2021, we had cash and cash equivalents of RMB3,198.1 million, RMB2,469.9 million and RMB2,864.5 million (US$449.5 million), respectively. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to protect the confidential information of our borrowers and investors may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and investors, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. Under the PRC Cyber Security Law, which took effect on June 1, 2017, we are required to formulate security management system and operational procedures, take measures to prevent acts that jeopardize cyber security such as computer virus, network attacks and network intrusion, and safeguard personal information, user information and business secrets. If we are deemed a critical information infrastructure under the PRC Cyber Security Law, we will be subject to additional requirement regarding the construction, security protection, purchase of products and services, secrecy, localization of data, and annual evaluation of the infrastructure. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, adverse regulatory consequences, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and investors could be severely damaged, we could incur significant liability and our business and results of operations could be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and related rules require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.”

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. Even if no material weakness in our internal control over financial reporting has been identified by the management, we cannot guarantee that there does not exist any deficiency. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-competition agreements with our employees to protect our proprietary rights. As of the date of this annual report, we had 425 registered trademarks and had applied to register 544 trademarks with the Trademark Office of the National Intellectual Property Administration. In addition, we have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks. However, the trademark licenses granted by CreditEase to us have not been filed with the Trademark Office of the National Intellectual Property Administration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview— Regulation—Regulation on Intellectual Property Rights.” We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

As the regulations regarding data privacy and cybersecurity are quickly evolving in China and globally, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party merchants.

For example, in December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review or the Measures, which became effective on February 15, 2022 further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Measures, critical information infrastructure operators that procure internet products and services, and online platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to cyber security review when purchasing internet products and services or engaging in data processing activities. The Measures further stipulate that online platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Given the recency of the issuance of the Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and accepted public comments before December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4.B. Information on the Company—Business Overview—Regulations.” As of the date of this annual report, the Draft Regulations were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Measures and the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4.B. Information on the Company—Business Overview—Regulations.”

The PRC Cyber Security Law, the Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Item 4.B. Information on the Company—Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

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

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	diversion of management’s time and resources from our normal daily operations;
●	difficulties in successfully incorporating licensed or acquired technology and rights into our platform and loan products;
●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;
●	risks of entering markets in which we have limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;
●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
●	failure to successfully further develop the acquired technology;
●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
●	potential disruptions to our ongoing businesses; and
●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has made statements and taken certain actions that may lead to changes in U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. While cross-border business may not be an area of focus for us, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to recent U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition, we have been closely monitoring domestic policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020 and new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS, and Executive Order on Protecting America’s Sensitive Data from Foreign Adversaries published in June 2021. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our apps, products and services, which could adversely impact our user experience and reputation. Similarly, India has permanently banned a large number of apps since 2020 out of national security concerns, many of which are China-based apps, escalating regional political and trade tensions.

Likewise, we are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with certain Chinese companies. Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.

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

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday in 2020, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 had also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We had seen delinquency volatilities and a significant decrease in loan volumes and revenues in the first half of 2020. We had taken a series of measures in response to the outbreak, including, among others, remote working arrangement for some of our employees, suspension of our offline customer acquisition activities and cancellation of non-essential business travels to ensure the safety and health of our employees. These measures reduced the capacity and efficiency of our operations. Since the second half of 2020, many of the quarantine measures within China have been relaxed, and we have resumed normal operations since the second half of 2020. After the initial outbreak of the COVID-19, some instances of COVID-19 infections have emerged in various regions of China from time to time, including the infections caused by the Omicron variants since early 2022, and varying levels of temporary restrictions and other measures are reinstated to contain the infections, such as those in Shanghai since March 2022.

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

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience great economic uncertainty, which may impact our business in a materially negative way as our users and clients may be less inclined to borrow or invest in wealth management products and services. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers have also been constrained and impacted, which may have a negative impact on our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Consequently, the COVID-19 pandemic may continue to materially adversely affect our business, financial condition and results of operations in 2022. The extent to which this pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the virus infection, the success or failure of efforts to contain or treat the cases, and future actions we or the authorities may take in response to these developments.

Risks Related to Our Carve-out from CreditEase and Our Relationship with CreditEase

We rely on our parent company, CreditEase, for the successful operation of our business.

We have limited experience operating as a stand-alone company. We commenced our online consumer finance marketplace business in March 2012, and Yirendai Ltd. was incorporated in 2014 in the Cayman Islands (and was renamed as Yiren Digital Ltd. in 2019) as a wholly owned subsidiary of CreditEase. Founded in 2006 by our executive chairman, Mr. Ning Tang, CreditEase is a large financial services company focusing on providing inclusive finance and wealth management products and services in China. Inclusive finance focuses on providing access to affordable and responsible financing solutions to those in China who are often unable to gain such access. We completed our carve-out from CreditEase in the first quarter of 2015. Historically, CreditEase has provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, and also with the services of a number of its executives and employees. In July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates the Acquired Business. On December 31, 2020, as a result of a business restructuring, we had disposed of the Disposed Business, and CreditEase had paid the designated subsidiaries of the Company an aggregate amount of RMB67.0 million in cash.

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

Prior to our establishment, our online consumer finance marketplace business was carried out by various subsidiaries and the consolidated variable interest entities of CreditEase. We completed our carve-out from CreditEase in the first quarter of 2015, and all of our online consumer finance marketplace business is now carried out by our own subsidiaries and the consolidated variable interest entities. Since we and the subsidiaries and the consolidated variable interest entities of CreditEase that operated our online marketplace business are under common control of CreditEase, our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. In particular, our consolidated balance sheets include those assets and liabilities that are specifically identifiable to our business; and our consolidated statements of operations include all costs and expenses related to us, including costs and expenses allocated from CreditEase to us. Allocations from CreditEase, including amounts allocated to origination, servicing and other operating costs, sales and marketing expenses and general and administrative expenses, were made using a proportional cost allocation method and based on headcount or transaction volume for the provision of services attributable to us. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company prior to our carve-out from CreditEase in the first quarter of 2015. Although our management believes that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for our arrangements with CreditEase and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, upon becoming a stand-alone company, we have established our own financial, administrative and other support systems to replace CreditEase’s systems, the cost of which may have been significantly different from the cost allocation with CreditEase for the same services. Therefore, you should not view our historical results as indicators of our future performance.

Any negative development in CreditEase’s market position, brand recognition or financial condition may materially and adversely affect our marketing efforts and the strength of our brand.

Prior to our initial public offering, we were a wholly owned subsidiary of CreditEase, and after our initial public offering, CreditEase remains our controlling shareholder. We have benefited significantly and expect to continue to benefit significantly from our association with CreditEase in marketing our brand and our marketplace. We used to rely on CreditEase’s nationwide service network for offline borrower acquisition. As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. We also benefit from CreditEase’s strong brand recognition in China, which provides us with credibility and a broad marketing reach. If CreditEase loses its market position, the effectiveness of our marketing efforts through our association with CreditEase may be materially and adversely affected. In addition, any negative publicity associated with CreditEase or any negative development in respect of CreditEase’s market position, financial condition, or in terms of its compliance with legal or regulatory requirements in China, will likely have an adverse impact on the effectiveness of our marketing, as well as our reputation and brand.

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

As of June 30, 2022, CreditEase held 84.0% of our outstanding ordinary shares and total voting power. CreditEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our current memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Conflicts of interest may arise between CreditEase and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Non-competition arrangements with CreditEase. We and CreditEase entered into a second amended and restated non-competition agreement on December 31, 2020, under which we agree not to compete with each other’s core business. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Carve-out Agreements with CreditEase—Second amended and restated non-competition agreement.”
●	Employee recruiting and retention. Because both CreditEase and we are engaged in consumer finance related businesses in China, we may compete with CreditEase in the hiring of new employees, in particular with respect to risk management related matters. We have a non-solicitation arrangement with CreditEase that restricts us and CreditEase from hiring any of each other’s employees.
●	Our board members or executive officers may have conflicts of interest. Our executive chairman, Mr. Ning Tang, and one of our director, Tina Ju, are members of the board of directors of CreditEase, and Mr. Ning Tang is the chief executive officer of CreditEase. Ning Tang has also become our chief executive officer upon the closing of the business realignment with CreditEase in July 2019. See “Item 4. Information on the Company—A. History and Development of the Company.” In addition, we have granted and may in the future continue to grant incentive share compensation to CreditEase’s employees and consultants. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for CreditEase and us.
●	Sale of shares in our company. CreditEase may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

●	Allocation of business opportunities. Under our second amended and restated non-competition agreement with CreditEase, we agree not to compete with CreditEase in the businesses conducted by CreditEase. There may arise other business opportunities that both we and CreditEase find attractive and which would complement our respective businesses. CreditEase may decide to take such opportunities itself, which would prevent us from taking advantage of those opportunities.
●	Developing business relationships with CreditEase’s competitors. So long as CreditEase remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

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

Our executive chairman and chief executive officer, Mr. Ning Tang, has considerable influence over us and our corporate matters. Mr. Tang beneficially owns 43.4% of the total outstanding shares of CreditEase, which is our controlling shareholder, as of June 30, 2022. Moreover, as Mr. Tang, as a director of CreditEase, currently holds three out of the four votes of CreditEase’s board of directors, he therefore controls the decision-making of CreditEase and indirectly has considerable influence over us, our corporate matters and matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our ordinary shares and our ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, effective from January 1, 2022, as amended, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through (i) a series of contractual arrangements entered into among YouRace Hengchuang Technology Development (Beijing) Co., Ltd. (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), or YouRace Hengchuang, (ii) a series of contractual arrangements entered into among Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, Yiren Wealth, and the shareholders of Yiren Wealth, (iii) a series of contractual arrangements entered into among YouRace Hengchuang, Tianjin Linyang, and the shareholders of Tianjin Linyang, and (iv) a series of contractual arrangements entered into among YouRace Hengchuang, CreditEase Puhui, and the shareholders of CreditEase Puhui. As a result of these contractual arrangements, we had ceased conducting the business operations of Hengcheng as of December 31, 2020, and we currently conduct the business operations of Yiren Wealth, Tianjin Linyang and CreditEase Puhui and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Corporate History and Structure.”

In the opinion of our PRC counsel, Han Kun Law Offices, (i) our current ownership structure, the ownership structure of YouRace Hengchuang and Hengyuda, our PRC subsidiaries, and Yiren Wealth, Tianjin Linyang and CreditEase Puhui, the consolidated variable interest entities, (ii) the contractual agreements among Hengyuda, Yiren Wealth and the shareholders of Yiren Wealth, (iii) the contractual agreements among YouRace Hengchuang, Tianjin Linyang and the shareholders of Tianjin Linyang, (iv) the contractual agreements among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities,” are, in each case, not in violation of existing PRC laws, rules and regulations; and these contractual agreements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. The equity pledge under each equity pledge agreement has been registered with the competent office of the State Administration for Market Regulation in accordance with the PRC laws.

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct our operations in China primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries, which contribute to 28.7% of our revenues in 2021. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

Our PRC counsel, Han Kun Law Offices, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

Although we believe we, our PRC subsidiaries and the consolidated variable interest entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the consolidated variable interest entities do not comply with applicable law, it could revoke the consolidated variable interest entities’ business and operating licenses, require the consolidated variable interest entities to discontinue or restrict the consolidated variable interest entities’ operations, restrict the consolidated variable interest entities’ right to collect revenues, block the consolidated variable interest entities’ websites, require the consolidated variable interest entities to restructure our operations, impose additional conditions or requirements with which the consolidated variable interest entities may not be able to comply, impose restrictions on the consolidated variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against the consolidated variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the consolidated variable interest entities’ business operations or restrict the consolidated variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect the consolidated variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the consolidated variable interest entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the consolidated variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the consolidated variable interest entities, and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders to operate our wealth management website and mobile application, our credit card management mobile application Waka, and our insurance referral business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organization Structure.” These contractual arrangements may not be as effective as direct ownership. For example, Yiren Wealth, Tianjin Linyang and CreditEase Puhui and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Yiren Wealth, Tianjin Linyang and CreditEase Puhui, the consolidated variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such consolidated variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by such consolidated variable interest entities and their respective shareholders of their obligations under the contracts. The shareholders of such consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with such consolidated variable interest entities. Although we have the right to replace any shareholder of such consolidated variable interest entities under their respective contractual arrangements, if any shareholder of such consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the consolidated variable interest entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with the consolidated variable interest entities may not be as effective in ensuring us to conduct the business operations of the relevant portion of our business operations as direct ownership would be.

Any failure by the consolidated variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Yiren Wealth, Tianjin Linyang and CreditEase Puhui, the consolidated variable interest entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of such consolidated variable interest entities were to refuse to transfer their equity interest in such consolidated variable interest entities, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to conduct the business operations of the consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations.”

The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have three consolidated variable interest entities, namely Yiren Wealth, Tianjin Linyang, and CreditEase Puhui as of the date of this annual report. The equity interests of Yiren Wealth are held by Mr. Ning Tang, our founder and executive chairman, Pucheng Credit Assessment and Management (Beijing) Co., Ltd., and two other individuals, Mr. Fanshun Kong and Ms. Yan Tian. The equity interests of Tianjin Linyang are held by Mr. Yueyue Chen and Ms. Yang Wang, both of whom are our employees. The equity interests of CreditEase Puhui are held by Mr. Ning Tang and Ms. Mei Zhao. Their interests in such consolidated variable interest entities may differ from the interests of our company as a whole. These shareholders may breach, or cause such consolidated variable interest entities to breach, the existing contractual arrangements we have with them and such consolidated variable interest entities, as the case may be, which would have a material adverse effect on our ability to conduct the business operations of such consolidated variable interest entities and receive economic benefits from such consolidated variable interest entities. For example, the shareholders may be able to cause our agreements with such consolidated variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in such consolidated variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflicts of interest or dispute between us and the shareholders of such consolidated variable interest entities, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and other transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that (i) the contractual arrangements between Hengyuda, our wholly owned subsidiary in China, Yiren Wealth, the variable interest entity in China, and the shareholders of Yiren Wealth, (ii) the contractual arrangements between YouRace Hengchuang, our wholly owned subsidiary in China, Tianjin Linyang, the variable interest entity in China, and the shareholders of Tianjin Linyang, and (iii) the contractual arrangements between Hengyuda, our wholly owned subsidiary in China, CreditEase Puhui, the variable interest entity in China, and the shareholders of CreditEase Puhui were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of Yiren Wealth, Tianjin Linyang and CreditEase Puhui, the consolidated variable interest entities, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by such consolidated variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of such consolidated variable interest entities. In addition, if YouRace Hengchuang or Hengyuda requests the shareholders of such consolidated variable interest entities, as the case may be, to transfer their equity interests in such consolidated variable interest entities, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject YouRace Hengchuang or Hengyuda to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on such consolidated variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the consolidated variable interest entities that are material to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Yiren Wealth, Tianjin Linyang and CreditEase Puhui, the consolidated variable interest entities, hold certain assets that are material to the operation of our business. Under the contractual arrangements, the consolidated variable interest entities may not, and their respective shareholders may not cause them to, in any manner, sell, transfer, mortgage or otherwise dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of such consolidated variable interest entities breach these contractual arrangements and voluntarily liquidate such consolidated variable interest entities, or any of such consolidated variable interest entities declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the consolidated variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of YouRace Hengchuang and Hengyuda, our PRC subsidiaries, and the consolidated variable interest entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company in dealing with third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops that can be used for specific purposes. The chops of our principal PRC subsidiaries and the consolidated variable interest entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience a disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources while distracting management from our operations to resolve these issues.

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

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Iran, Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the current trade tension between the United States and China. In addition, the impact of the decision by the United Kingdom to withdraw from the European Union, commonly referred to as “Brexit,” and the resulting effect on the political and economic future of the U.K. and the European Union is uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations.

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

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has become effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. In addition, the Supreme People’s Court issued Certain Opinions Concerning the Application of the Foreign Investment Law on December 16, 2019, or the Foreign Investment Law Judicial Interpretations, which provides that investment contract in relation to the investment by foreign investor in a field which is prohibited from foreign investment under the 2021 Negative List may be invalidated by the courts. Although we believe contractual arrangements would not be deemed as “investment contract” under the Foreign Investment Law Judicial Interpretations, we cannot assure you that the PRC courts would take the same view as us. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

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

Yiren Wealth, the variable interest entity operating our wealth management website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Yiren Wealth to obtain an ICP License and an EDI License.

An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulations on Value-Added Telecommunication Services.” As of the date of this annual report, Yiren Wealth is in the process of applying for an ICP License. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Yiren Wealth will be required to obtain a separate value-added telecommunications business operating license with respect to the services provided through mobile devices in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

An EDI License is a value-added telecommunications business operating license required for provision of data processing and transaction processing services. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Yiren Wealth currently owns the relevant domain names and trademarks in connection with our value-added telecommunications business and has the necessary personnel to operate our websites. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through the consolidated variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the CAC issued the revised Measures for Cybersecurity Review, or the Measures, which stipulates that, among others, operators of “critical information infrastructure” or online platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Since the Draft Regulations are in the process of being formulated and the Opinions and the Measures remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, the CAC or any other PRC governmental authorities for our offshore offerings. If the CSRC, the CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require YouRace Hengchuang and Hengyuda to adjust their taxable income under the contractual arrangements they currently have in place with the consolidated variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment” above.

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

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by PRC Ministry of Commerce, or MOFCOM, or its local counterpart and the amount of registered capital of such foreign-invested company or two times the net assets provided in the latest audited financial report of such PRC subsidiary, as applicable. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, and Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020, or Circular 64, the maximum amount of foreign debt that each company may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, which may not exceed two and a half times its net assets as indicated in its latest audited financial report. The risk-weighted balance of cross-border financing of a company is calculated based on its outstanding amounts of RMB and foreign currency cross-border debt, multiplied by risk conversion factors corresponding to their respective remaining terms, loan categories and currency. However, for a one-year grace period starting from January 11, 2017, a foreign-invested company such as our PRC subsidiaries may elect to determine the maximum amount of its foreign debt in according with the rules in effect prior to Circular 9, or to comply with Circular 9. On the other hand, PRC domestic companies such as the consolidated variable interest entities must comply with Circular 9. Moreover, according to the Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to the consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed for record with MOFCOM or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within their business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments except principal-secured products issued by banks; (iii) granting loans to nonaffiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investments. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments on the premise by using capital funds without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If the consolidated variable interest entities need financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the consolidated variable interest entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. For example, on January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which sets out certain measures tightening genuineness and compliance verification of cross-border transactions and cross-border capital flow, including (i) improving the statistics of current account foreign currency earnings deposited offshore; (ii) requiring banks to verify board resolutions, tax filing forms, and audited financial statements before wiring foreign-invested enterprises’ foreign exchange distributions above US$50,000; and (iii) strengthening genuineness and compliance verification of foreign direct investments. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulations on Stock Incentive Plans.”

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit companies qualified as “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and the status was reaffirmed in 2021. Accordingly, it has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Yiren Hengsheng, one of our PRC subsidiaries, was qualified as a “software enterprise” in March 2021, and accordingly has been eligible for an exemption of enterprise income tax for 2020 and 2021 and a reduced enterprise income tax at the rate of 12.5% from 2022 through 2024. However, Yiren Hengsheng’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Yiren Hengsheng fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Hengyuda, one of our PRC subsidiaries, was eligible for a reduced enterprise income tax rate of 15% since the year 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, Hengyuda’s favorable tax treatment is subject to an annual filing requirement. Moreover, the relevant rules and policy initiative may change, and favorable tax treatment under these rules is available only to companies meeting certain qualifications. Therefore, there is uncertainty as to whether and for how long Hengyuda can continue to enjoy such favorable tax treatment after 2021. If such favorable tax treatment becomes unavailable to Hengyuda in the future, its applicable corporate income tax rate would increase to 25%, which may affect our financial condition and results of operations.

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

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to Regulation—Regulations on Overseas Offering and Listing.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB may be unable to inspect or fully investigate our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our current independent registered public accounting firm, Wei Wei, whose audit report is included in this annual report on Form 20-F, is headquartered in Flushing, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in the report as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Notwithstanding the foregoing, in the future, if either there is any regulatory change or steps taken by the PRC regulators that does not permit Wei Wei to provide audit documentation located in mainland China or Hong Kong to the PCAOB for inspection or investigation or if we change auditors and they are not able to provide audit documentation for the inspection or investigation of the PCAOB, they could become subject to the HFCA Act prohibitions. It is possible that the PCAOB is unable to conduct inspection of audit working papers related to us without the approval of the Chinese authorities. If this is the case, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspection of audit working paper related to us also makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures performed in their audit on our financial statements as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms in China. The Statement of Protocol sets forth, among other terms, that (i) the PCAOB has independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB gets direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB has the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors can see complete audit work papers without any redactions. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by an independent registered public accounting firm that has not been subject to inspection of the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in the report as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Our auditor has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Notwithstanding the foregoing, in the future, if either there is any regulatory change or steps taken by the PRC regulators that does not permit Wei Wei to provide audit documentation located in mainland China or Hong Kong to the PCAOB for inspection or investigation or if we change auditors and they are not able to provide audit documentation for the inspection or investigation of the PCAOB, they could become subject to the HFCA Act prohibitions. It is possible that the PCAOB is unable to conduct inspection of audit working papers related to us without the approval of the Chinese authorities.

Whether the PCAOB will be able to conduct inspection of audit working papers related to us before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in China, which marks the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms in China. See “—The PCAOB may be unable to inspect or fully investigate our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection.” Furthermore, by the end of 2022, the PCAOB is required to assess whether China remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB.

Risks Related to our American Depositary Shares

The market price for our ADSs may be volatile.

The trading price of our ADSs has ranged from US$2.43 to US$6.48 per ADS in 2021. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users or our industry;
●	announcements of studies and reports relating to our loan products and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other online consumer finance marketplaces;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the internet and consumer finance industries;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of exchange rates between the RMB and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;
●	sales or perceived potential sales of additional ordinary shares or ADSs; and
●	any share repurchase program.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

In June 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20.0 million of our ADSs or ordinary shares. As of December 31, 2021, we had repurchased a total of 650,527 ADSs at an average price of US$9.8 per ADS under this program. In September 2022, our board of directors adopted a share repurchase program, which approves and authorizes us to repurchase through one or more transactions up to US$20 million worth of our ADSs representing our ordinary shares. The share repurchase program previously adopted in 2018 has been simultaneously terminated. Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 30, 2022, we had 170,681,302 ordinary shares outstanding. Among these shares, 26,186,080 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Under the deposit agreement for our ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:

●	we have failed to timely provide the depositary with our notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	matter to be voted on at the meeting would materially and adversely affect the rights of shareholders; or
●	voting at the meeting is made on a show of hands.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (save for our memorandum and articles of association, our register of mortgages and charges, and special resolutions of our shareholders). Our directors have discretion under our current memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2021, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We may incur increased costs as a result of being a public company, particularly after we had ceased to qualify as an “emerging growth company.”

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

Item 4.Information on the Company

A.	History and Development of the Company

We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase, which remains our parent company and controlling shareholder. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. We then established a wholly owned subsidiary in Hong Kong, YouRace Digital Holdings HK Limited (formerly known as Yiren Digital Hong Kong Limited or Yirendai Hong Kong Limited), YouRace HK, in October 2014, and YouRace HK further established YouRace Hengchuang Technology Development (Beijing) Co., Ltd. (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), or YouRace Hengchuang, our wholly owned subsidiary in China, in January 2015. YouRace HK further established Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, our wholly owned subsidiary in China, in March 2016. YouRace Hengchuang further established Yiren Information Consulting (Beijing) Co., Ltd. or Yiren Information, our wholly owned subsidiary in China, in August 2017. We established a wholly owned subsidiary, Yiren Blue Boyage Limited, or Blue Boyage, in the Cayman Islands in May 2019. We acquired, through Blue Boyage, all outstanding shares of China Glory Securities Company Limited (formerly known as Varengold Capital Securities Limited), or China Glory. We established Yiren Green Management Limited, a limited liability company incorporated in Hong Kong, in December 2019, to support the business operation of China Glory. In February 2022, China Glory discontinued its business to comply with new regulatory guidelines. China Glory had applied to revoke the License of Dealing in Securities and Dealing in Futures Contracts, which had been approved by Hong Kong Securities and Future Commission as of June 28, 2022. In September 2019, we renamed our company as Yiren Digital Ltd. We started conducting the business operations of Shenzhen Zhongbang Information Consulting Service Co., Ltd. as a result of business realignment with CreditEase. Shenzhen Zhongbang Information Consulting Service Co., Ltd. became a wholly owned subsidiary of YouRace Hengchuang in December 2019. Yiren Hengsheng Technology Development (Beijing) Co., Ltd. is currently a wholly owned subsidiary of YouRace Hengchuang, which provides technology and system support to our inter-group companies.

Hengcheng, was established in China in September 2014. We became the primary beneficiary of Hengcheng in February 2015 by entering into a series of contractual arrangements with Hengcheng and its shareholders. Hengcheng acquired Dekai Yichuang, in May 2019 from CreditEase as a part of our business realignment with CreditEase. Dekai Yichuang acquired the majority of the equity interest of Yichuang Data, in May 2019 and Yichuang Data became our wholly owned subsidiary in October 2019. Yichuang Data established two wholly owned subsidiaries, Haijin Yichuang Commercial Factoring (Shenzhen) Co., Ltd., to conduct factoring business, in April 2017, which was deregistered in December 2021, and Yichuang Financial Leasing, to conduct financial leasing business, in March 2017, respectively. Yichuang Data and Yichuang Financial Leasing collectively established Hainan Haijin Yichuang Micro-lending Co., Ltd., holding 50% and 50% equity interests in Hainan Haijin Yichuang Micro-lending Co., Ltd., respectively, to conduct micro-lending business, in May 2017. CreditEase Puhui acquired all the equity interests of Dekai Yichuang in September 2020 from Hengcheng. On December 31, 2020, as a result of a business restructuring, our contractual arrangements with Hengcheng and its shareholders had been terminated and CreditEase had, through its subsidiaries and affiliates, started conducting the business operations of Hengcheng.

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

To execute our strategy of offering more value-added services to investors, we established Yiren Wealth, in China in October 2016 to mainly conduct our wealth management business, aiming to provide investors with an expanded array of investment options, including fund and insurance products offered by third parties. Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian are the shareholders of Yiren Wealth, owning 84.53%, 6.19%, 4.64% and 4.64% of the equity interest in Yiren Wealth, respectively, as of the date of this annual report. We became the primary beneficiary of Yiren Wealth by entering into a series of contractual arrangements with Yiren Wealth and its shareholders in October 2016. In December 2019, we acquired 100% shareholding ownership of Changtuo Technology, a PRC limited liability company, and expect to use Changtuo Technology to conduct finance related business operation. As of the date of this annual report, Changtuo Technology has not engaged in any business operation.

In March 2019, we entered into a series of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. In July 2019, we and CreditEase amended the original definitive agreements and closed the business realignment. Pursuant to the business realignment, we assumed from CreditEase and its affiliates certain target businesses, including online wealth management targeting the mass affluent, unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses. After the business realignment, we continue to receive certain business consulting and other support services from CreditEase. The target businesses have been consolidated into our consolidated financial statements. Concurrently with the execution of foregoing definitive agreements and as a part of the transactions, we conducted the business operations of CreditEase Puhui, and CreditEase Huimin Investment Management (Beijing) Co., Ltd, or Huimin, through a series of contractual arrangements and started to consolidate their financial results since March 2019. In December 2019, after a series of internal re-organization, CreditEase Puhui became our wholly owned subsidiary and Huimin was divested from us after transferring its online consumer lending business to Hengcheng. Subsequently, we sold Huimin to a subsidiary of CreditEase.

We established Tianjin Linyang in China in June 2019. Mr. Yueyue Chen and Ms. Yang Wang, our employees, are the shareholders of Tianjin Linyang, owning 90% and 10% of the equity interest in Tianjin Linyang, respectively, as of the date of this annual report. We became the primary beneficiary of Tianjin Linyang by entering into a series of contractual arrangements with Tianjin Linyang and its shareholders in December 2019. In August 2019, Tianjin Linyang established Yiding Technology, to conduct our insurance referral business.

On September 30, 2019, with the approval of our shareholders, we changed our name from “Yirendai Ltd.” to “Yiren Digital Ltd.”

We established Kechuang Xinlian, in China in November 2019. Yiren Wealth is the sole shareholder of Kechuang Xinlian as of the date of this annual report.

We acquired, through Yiren Wealth, all outstanding shares of Baijunda Logistics (Wuhan) Co., Ltd., or Baijunda, and Wuhan Linyi Business Consulting Co., Ltd., or Wuhan Linyi, in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary named Hexiang Insurance Brokers in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers and its wholly owned subsidiary, Hejun Auto Rescue (Wuhan) Co., Ltd, or Hejun, have become our wholly owned subsidiaries in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then. In 2021, Hejun changed its name to Heanjun Auto Rescue (Wuhan) Co., Ltd.

We established Fujian Jiaying Financing Guarantee Co. Ltd. in September 2020 to provide financing guarantee services for our loan facilitation business and Zhenzhi Youpin (Hainan) Technology Trade Co., Ltd. in October 2020 to operate our e-commerce platform.

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we had disposed of the online consumer lending platform targeting individual investors as the funding source. The Disposed Business was operated by Hengcheng, and CreditEase had, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. As a result of the restructuring, the funding source for Yiren Credit will include institutional funding partners only.

We currently conduct our online consumer finance marketplace business in China through two wholly owned subsidiaries, YouRace Hengchuang and Hengyuda, and the two consolidated variable interest entities, Yiren Wealth and CreditEase Puhui. CreditEase Puhui operates www.yxpuhui.com and provides referral and other services through its nationwide service network. Yiren Wealth operates our wealth management website and mobile application, which serves as an online portal for investment products offered by third parties or related parties. Yiren Wealth is in the process of applying for an ICP License.

Our principal executive offices are located at 5/F, Hanwei Plaza, No. 7, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5090-5315.

B.	Business Overview

Since our inception, we have been operating one of China’s largest digital personal financial management platforms by leveraging technology to seamlessly deliver wealth management solutions to China’s mass affluent population and credit and financial solutions to individual borrowers and small business owners.

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

After our strategic business realignment with CreditEase, (i) by integrating the credit business we acquired from CreditEase, Yiren Credit has been transforming to a platform that offers a comprehensive suite of credit products and services, including unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses; (ii) by integrating the online wealth management platform we acquired from CreditEase, Yiren Wealth is being developed as an omni-channel one-stop wealth management platform targeting the mass affluent and connecting investors with a wide spectrum of wealth management products and services; and (iii) by integrating CreditEase’s service network we acquired as part of the business realignment, we are equipped with both online and offline borrower acquisition capabilities and extensive online and offline network and multi-channel asset sourcing capabilities, helping the user acquisition for both our platforms.

When assessing and structuring the business realignment, our management believed that the business realignment would provide for a deeper level of customer engagement and significant meaningful opportunities for revenue generation and operational synergies for both our Yiren Credit and Yiren Wealth platforms. As a result of our strategic business realignment with CreditEase, we have seen an increase in commissions associated with our clients’ purchase of third-party financial products available through our platforms. Second, the business realignment further diversifies the operating risk profile of our overall business compared with standalone businesses. Third, the integration of Yiren Credit and Yiren Wealth platforms is expected to bring operational synergies, including (i) a reduction in duplicative executive and administrative headcount and their related expenses, (ii) a reduction in facilities expense due to corporate and other office consolidations, (iii) a reduction in aggregate marketing costs due to deeper relationships with more customers, (iv) integration of complementary technologies and processes, (v) expanded workforce with greater know-how and greater experience, and (vi) the standardization and integration of information technology and accounting functions. Fourth, we are taking a disciplined and thoughtful approach to the integration of the two platforms, a process managed by a dedicated and experienced integration team.

On December 31, 2020, we had disposed of the online consumer lending platform targeting individual investors as the funding source (the “Disposed Business”). The Disposed Business was operated by Hengcheng, and CreditEase had, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. After the restructuring, the sole funding source for Yiren Credit is from institutional funding partners, and we charge services fees to institutional funding partners for providing technology-enabled borrower acquisition and facilitation services.

Wealth Management Business

Our wealth management consists of two primary business lines, which also integrate with each other: i) Yiren Wealth, our one-stop comprehensive online wealth management platform that targets the mass affluent population with asset-allocation based wealth management solutions; ii) Hexiang Insurance Brokers, our nationwide insurance brokerage company that provides a variety of customized insurance services and products to retail and institutional clients. Strong synergies between the two business operations have been built in product offering, servicing and customer acquisitions.

Our Yiren Wealth platform targets the mass affluent population in China, who are looking for tailored wealth management solutions. The platform connects investors to more than 7,000 financial products from around 200 financial institutions and insurers. We use a proprietary AI system combined with digital consulting services to provide asset allocation strategies that match customers’ risk appetite, risk preference and financial objectives with a portfolio of investment options. The platform automates and integrates key aspects of our business, including KYC, investor education, asset allocation and works with financial institutions to provide cross-sale and up-sale services. Products available through our platform include short-term cash management, mutual funds, fund portfolios, and insurance products offered by our partners.

We provide insurance brokerage services through Hexiang Insurance Brokers to both retail and institutional clients. As of December 31, 2021, Hexiang Insurance Brokers had established 40 offline branches nationwide and offers over 520 insurance products from over 100 insurers. As of December 31, 2021, we had served approximately 2.7 million individual clients and 30,442 institutional clients.

China Glory is our digitalized brokerage platform that was launched in December 2020 as a pilot program and offers offshore securities and stock products to China’s mass affluent and high-net-worth population. We discontinued this business in February 2022 to comply with new regulatory guidelines. China Glory had applied to revoke the License of Dealing in Securities and Dealing in Futures Contracts, and as of June 28, 2022, Hong Kong Securities and Future Commission had approved such application.

We maintain robust risk management for our businesses. We have put in place a comprehensive product provider selection and risk management system in connection with our business. Each product offered to our wealth management clients would have gone through a strict product screening process, including product selection, product evaluation and risk analysis.

For our wealth management business, we generate revenues primarily in two ways: (i) service fees paid by product providers when clients purchase financial products sourced from our financial institutional partners; and (ii) insurance commission fees paid by insurance companies when clients purchase insurance products through Hexiang Insurance Brokers.

Additionally, in order to better serve our investors and to address the diversified needs of China’s mass affluent population, we also provide selected and customized non-financial products and services under “Yiren Select” initiative, which was launched in December 2021. Therefore, we also generate revenue from sales of our customized non-financial products and services. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products.

Credit-tech Business

We provide credit facilitation services to high-quality borrowers in China. Our credit business automates key aspects of our credit facilitation business and enables us to provide an effective solution to address largely underserved borrower demand in China. Borrowers can access loans products either through a fast and easy-to-use online interface or our service network. Our credit-tech platform enables more efficient credit decisioning, pricing, servicing and support operations. We provide a diversified portfolio of loan products, including both unsecured and secured loans. As of December 31, 2021, we had served approximately 6.1 million borrowers. In 2019, 2020 and 2021, we facilitated RMB39,103.0 million, RMB11,651.5 million and RMB23,195.2 million (US$3,639.8 million) in loans. Funds provided to our borrowers are sourced from institutional funding partners primarily including banks, trusts, microloan companies, financial leasing companies and consumer finance companies. We have ceased accepting new funding from individual investors on our online lending information intermediary platform since September 2020.

In addition, we believe we have developed an industry leading risk management system using our proprietary credit decisioning and fraud detection modules. After obtaining borrower consent, we accumulate data from our expanding borrower base to continually enhance the sophistication and reliability of our risk management system. Our proprietary risk management system enables us to assess the creditworthiness of borrowers more effectively in a market where reliable credit scores and borrower databases are still at an early stage of development. This system also enables us to appropriately price the risks associated with borrowers and offer quality loan investment opportunities to our institutional funding partners.

For our credit business, we generate revenue primarily from loan facilitation services we offer to our clients in three ways: (i) loan facilitation service fees paid by institutional partners; (ii) post origination service fees paid by institutional partners; and (iii) financing service fees paid by clients and institutional partners when we use our own capital to make loans through our licensed subsidiaries, including our leasing companies and microloan companies.

In August 2021, we launched an e-commerce channel within Yiren Credit’s APP to better addresses our users’ consumption needs by offering an array of products and services. We offer a wide variety of competitively priced products on our e-commerce channel across various categories including skin care and beauty, electronics and appliances and allow users to finance purchases through our loan products. The strategic deployment of the e-commerce channel further enhances our customer acquisition capabilities, and effectively increases our user retention and customer value, as well as generating an additional revenue stream, diversifying our current revenue structure. Therefore, we also generate revenue from sales of products and services on our e-commerce channel.

Our total net revenue (reflecting the Acquired Businesses and the Disposed Business) decreased from RMB8,616.8 million in 2019 to RMB3,962.0 million in 2020, and then increased to RMB4,477.9 million (US$702.7 million) in 2021. Our net income, after reflecting the Acquired Businesses and the Disposed Business, decreased from RMB1,155.6 million in 2019 to a net loss of RMB692.7 million in 2020, and then increased to a net income of RMB1,033.0 million (US$162.1 million) in 2021.

Wealth Management Solution

Leveraging the large investor base on our Yiren Wealth platform and national network of Hexiang Insurance Brokers, we aim to serve the significant unmet need of mass affluent, high net worth investors and institutional clients by using our proprietary AI-powered systems, digital consultants, and insurance brokers to provide asset allocation solutions that match customers’ risk appetite, risk preference and financial objectives with a portfolio of investment options.

As of December 31, 2021, excluding insurance products, the total client assets and the average client asset per investor on our Yiren Wealth platform were RMB18,373.0 million (US$2,883.1 million) and RMB285,175.5 (US$44,750.3), respectively.

						Associated
		Inflows in the	Outflows in the			Revenue for the
	Client Assets as of	Year Ended	Year Ended		Client Assets as of	Year Ended
	December	December 31,	December 31,	Disposal of	December 31,	December 31,
	31, 2019	2020	2020	Hengcheng	2020	2020
Fixed income products	34,264,808	8,507,883	27,463,765	15,308,926	—	921,779
Insurance products	N/A	N/A	N/A	N/A	632,185	430,830
Other products	1,026,858	15,779,686	8,888,028	—	7,918,516	79,755
Total	35,291,666	24,287,569	36,351,793	15,308,926	8,550,701	1,432,364

					Associated
		Inflows in the	Outflows in the		Revenue for the
	Client Assets as of	Year Ended	Year Ended	Client Assets as of	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2021
Fixed income products	632,185	N/A	N/A	887,987	755,691
Other products	7,918,516	19,144,816	8,690,332	18,373,000	504,822
Total	8,550,701	19,144,816	8,690,332	19,260,987	1,260,513

As of December 31, 2021, the client asset of fixed income products, i.e. our legacy fixed income loan products, was nil as we had disposed of the Disposed Business. We have ceased offering fixed income loan products since September 2020. Other products available through Yiren Wealth primarily include short-term cash management products, mutual funds, fund portfolios and insurance products offered by our licensed financial institutional partners.

Yiren Wealth Investors

Investor Profile and Base

For Yiren Wealth platform, we focus our efforts on attracting mass affluent investors. This large and rapidly growing sector of the Chinese population is currently underserved by traditional financial institutions in China. We seek to attract mass affluent investors because members of this demographic group are a significant untapped source of capital. Based on the information disclosed to us, as of December 31, 2021, our historical investor profile was 50.8% male and 49.2% female, while 59.4% were 40 years of age or less. In 2021, 409,281 individual investors invested a total of RMB21.6 billion (US$3.4 billion) through Yiren Wealth.

Investor Acquisition

We acquire investors through online direct marketing, CreditEase ecosystem, member referral and channel partnership. Our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust, and word-of-mouth marketing.

The following table provides the number of individual investors and new investors who made at least one investment during each quarter presented:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021
Number of new investors	56,625	27,868	16,293	11,489	7,651	5,069	60,578	42,341	67,161	76,461	73,623	89,843
Total number of investors	197,884	156,143	117,410	110,332	87,826	74,756	109,292	108,906	110,072	120,091	127,378	144,987

While we observed fluctuation in the number of new investors in historical periods, the average investment amount of new investors increased continuously. This mainly resulted from our strategy to focus more on acquiring quality investors who are more willing to increase their investment amounts or reinvest on our platform. In 2021, 79.9% of our cumulative investors have made more than one investment on our platform.

As of December 31, 2021, excluding insurance products, total client asset was RMB18,373.0 million (US$2,883.1 million) and the average client asset per investor was RMB285,175.5 (US$44,750.3). As of December 31, 2021, approximately 27.9% of the investors on our platforms hold at least two asset classes. In 2021, the number of investors that hold at least two asset classes increased quarterly as our investor education further penetrates and the concept of “balanced asset allocation” continues to gain ground.

Products Offered to Investors

Our wealth management business of Yiren Wealth primarily connects investor with access to a wide range of financial products, including short-term cash management products, mutual funds, fund portfolios and insurance products. We have ceased offering fixed income loan products since September 2020. Using our proprietary AI-powered systems, digital consultants and insurance brokerage team, we provide our investors with asset allocation solutions that matches customers’ risk appetite, risk preference and financial objectives with a portfolio of investment options. With our large customer base and widely-recognized brand reputation, we have established long-term relationships with top tier fund managers, insurance brokers, insurers and asset managers of licensed financial institutions. In 2021, we offered over 6,500 mutual fund products and over 500 insurance products sourced from around 200 product providers.

Services Offered to Investors

In addition to the financial products offered to our customers, we develop and provide tailored value-added financial and related services to better serve their needs. Historically, we offered automated investing tool, self-directed investing tool and a secondary loan market for investors to invest in our fixed-income loan products, though we have ceased to provide these products and services since September 2020.

Meanwhile, in order to better serve our investors, we also provide selected and customized non-financial products and services under “Yiren Select”, which was launched in December 2021. Yiren Select offers products and services across four categories, including health and sports, lifestyle and leisure, self-improvement and study and family and education. Yiren Select’s offerings are designed to specifically meet the diversified needs of China’s mass affluent population.

Investor Education. We offer investor education services online, which cover a wide range of asset allocation and investment topics and offer various types of training programs for the mass affluent investors and their families, including wealth planning, market insights and investment strategies. These programs are offered to investors and aim at enhancing investor engagement on our platform. We believe investor education is an important tool for building our business as it increases the financial sophistication of our customers and enables us to broaden our relationships with them, all of which enhance their loyalty and willingness to invest through us.

Asset Allocation Solutions. Our digital consultant as well as online asset allocation calculator recommends our investors’ asset allocation plans across different asset classes based on each investor’s investment objectives, investment time horizon, risk capacity and risk tolerance.

Insurance Planning Service. We provide one-on-one customized insurance planning services based on clients’ needs, including tailored insurance plans and product portfolios. The services are offered by either digital consultants from Hexiang Insurance Brokers, or via self-directed online planning tool provided by Hexiang Insurance Brokers.

Investors and Clients on Hexiang Insurance Brokers

We also provide customized insurance products to individual clients and corporate clients through our national insurance brokerage company Hexiang Insurance Brokers. As of December 31, 2021, we served 218,042 retail clients and 30,442 corporate clients through Hexiang Insurance Brokers.

Services and Products offered via Hexiang Insurance Brokers

As a nation-wide insurance brokerage company, we have established a comprehensive and diversified product matrix that include both life and health insurance products and property and casualty insurance products. For life and health insurance, we focus on critical illness insurance products, annuity, whole life, term life, endowment life, long term and short term health insurance products, which meet the overall needs of our clients in security heath planning, retirement planning, child education fund planning, asset inheritance etc. For property and casualty insurance, we provide liability insurance, corporate property insurance, auto insurance, cargo insurance and accident insurance products, which satisfy different demands of individuals, families and corporate clients in property protection, employee welfare and benefit protection, operation risk transfer etc. The insurance services and products that we offer have competitive edges in customization. Through our in-depth data-driven tech-powered KYC and customer research, we work with insurers and external partners to tailor-make insurance products that target different customer groups based on their particular profiles and demands.

Commission and Service Fees

We generate revenues primarily from financial products and services we offer to our clients in two ways: (i) service fees paid by product providers when clients purchase financial products available through our platform and offered by our licensed institutional partners; and (ii) insurance commission fees paid by insurer partners.

We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products.

Transaction Process

Our platform focuses on meeting the evolving demands of customers by offering sophisticated services through tech-driven KYC processes and rich financial products provided by our financial institutional partners. Each product has gone through a strictly implemented product screening procedure before being available through our platform.

We have also established a complete risk management system for our daily operations. On the product supplier side, we have policies and procedures regarding, among other things, periodically reviewed product ratings, anti-bribery control, as well as post investment monitor and alert system. On the customer side, we have strict KYC process and internal procedures for client risk evaluation, investor education policies to raise investors’ risk awareness and give them risk warnings for every product purchased by clients, and we also work with licensed institutional partners to provide regular information disclosure to clients throughout the life cycle of products.

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

Borrower Profile and Base

Based on the information disclosed to us, as of December 31, 2021, our historical borrower profile was 70.4% male and 29.6% female, while 46.1% were 35 years of age or less. In 2021, we facilitated loans to 1,297,046 borrowers through our platform. The total loan originations in 2021 were RMB23,195.2 million (US$3,639.8 million).

Borrower Acquisition

We attract borrowers through both online and offline channels. Our online borrower acquisition efforts are supported by our big data capabilities and are primarily directed toward search engine marketing, search engine optimization, mobile application downloads through major application stores, online channels through application programming interfaces, SaaS platforms, e-commerce and consumption platforms, as well as various marketing campaigns. For borrower acquisition through offline channels, we rely on our service networks in different locations in China. Prospective borrowers of our online credit products can also consult with our offline service teams while the customer acquisition process remains online.

The following table provides a breakdown of the number of borrowers on our platform by channel:

	For the Year Ended December 31,
	2019	2020	2021
Number of borrowers(1):
Borrowers from online channels	254,830	411,290	1,217,938
Borrowers from offline channels	287,125	114,030	79,108
Total number of borrowers	541,955	525,320	1,297,046

(1)	The number of borrowers for a specified period represents the number of borrowers whose loans were funded during such period. We do not permit borrowers to hold more than one loan that has been facilitated through our platform at a time. A borrower who obtains loans through our platform from both online and offline channels during a period is counted as a borrower acquired from online channels for the purpose of the table above.

The following table provides a breakdown of our loan volume on our platform by channel:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Amount of loans facilitated	39,103,048	100.0	11,651,463	100.0	23,195,224	3,639,836	100.0
Loans generated from online channels	18,601,761	47.6	3,677,979	31.6	16,401,023	2,573,678	70.7
Loans generated from offline channels	20,501,287	52.4	7,973,484	68.4	6,794,201	1,066,158	29.3

The following table provides the number of borrowers and new borrowers who took out a loan during each quarter presented:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021
Number of new borrowers	94,765	86,219	101,284	102,869	114,391	106,444	125,071	156,956	288,247	342,834	384,316	363,210
Total number of borrowers	149,715	135,246	150,280	125,622	115,420	107,568	143,238	189,117	345,939	434,153	548,495	618,131

As of December 31, 2021, 23.8% of our cumulative borrowers have borrowed more than one loan on our platform.

Funding Sources

Funding sources for loans facilitated by us include banks, trusts, and microloan companies, financial leasing and consumer finance companies. We have ceased accepting new funding from individual investors on our online lending information intermediary platform since September 2020.

We refer qualified borrowers to our institutional funding partners, which provide, based on their risk-and-return requirements, fund to finance those borrowers’ loan requests. According to our agreement with our institutional funding partners, we typically agree on an aggregated amount of funds to be provided by each institutional funding partner, maximum credit limit given to each borrower, maximum maturity period, annualized interest rate and investor protection scheme. Depending on the terms of each agreement, we may also be responsible for loan disbursements, collecting monthly repayments from borrowers or engaging in loan servicing and collections. In 2021, 100.0% of loans facilitated on our platform were funded by institutions.

Our Loan Products

Our Yiren Credit platform primarily facilitates loan products to borrowers. We facilitate unsecured consumer loans and secured consumer loans. We believe that these loans are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. All of our loan products feature fixed monthly payments. In order to optimize our product mix and enhance our overall operating efficiencies, we started to scale back loan facilitations of secured loan products and reduced the number of our offline networks in 2021. We discontinued secured loan facilitation operations in February, 2022.

Unsecured Consumer Loan Products

General Unsecured Loans. General unsecured loan products are unsecured loans with initial loan amounts ranging from RMB 1,000 to RMB200,000 and terms ranging from 3 months to 24 months. Once approved, we may adjust the credit limit available to a repeat borrower in the future based on our continuing risk monitoring and assessment. In particular, our small revolving loan products, with average ticket size ranging from RMB4,000 to RMB6,000 and terms ranging from 3 months to 12 months, have been taking a growing proportion of our overall loan portfolio. As of December 31, 2021, small revolving loans accounted for 53.4% of total loan facilitation volume in the year 2021.

Small Business Loans. Our small business loans are unsecured and enable business owners to meet their financing needs. Our small business loan products offer loan terms ranging from one months to 24 months with loan amounts ranging from RMB10,000 to RMB4,000,000.

Secured Consumer Loan Products

We facilitate secured financial leasing loans, auto-secured loans and property-secured loans. Our financial leasing loan products offer loan terms of 12, 24 and 36 months with loan amounts ranging from RMB30,000 to RMB300,000. In order to optimize product mix and revenue structure, we discontinued secured loan facilitation operations in February, 2022.

Loan Pricing Mechanism

We use a proprietary credit scoring model to assess the creditworthiness of potential borrowers. Our credit scoring model aggregates and analyzes the data submitted by the borrower as well as the data we collect from a number of internal and external sources after obtaining the borrower’s full consent, and then generates a score for the prospective borrower. In addition, we use our credit scoring systems to more accurately characterize a borrower’s credit profile. Under our credit scoring systems, we have an upgraded risk grid with various segments. The expected M3+ Net Charge-off Rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments.

All of the loans offered through our marketplace feature fixed interest rates, which are paid to institutional funding partners. We used to charge borrowers transaction fees for matching them with suitable funding from individual investors. After we disposed of the Disposed Business, we facilitate loans to institutional funding partners only and charge services fees by providing technology-enabled borrower acquisition and facilitation services to our institution partners. For some institutional partners, we also provide post-facilitation services at their request. In addition, guarantee companies that cooperate with us will charge borrowers guarantee fees for the guarantee services they provide. Each of these fees is charged as a percentage of the loan contract. A penalty fee for late payment is imposed as a percentage of the amount past due. All fees are clearly disclosed to the borrower upfront.

Credit Facilitation Transaction Process

We believe that our business model enables a fast loan application process, a credit assessment that more accurately determines an applicant’s creditworthiness and a superior overall user experience. Our platform and service network touch each point of our relationship with our borrowers, from the application process through the funding and servicing of loans.

We provide an automated, streamlined application process. The process is designed to appear simple, seamless and efficient but our platform and service network leverage sophisticated, proprietary technology to make it possible. The entire process from initial application to disbursement of funds now typically takes five minutes to two hours, much faster than the 30 minutes to 24 hours that it previously took, due to the improved digital operation efficiency.

Stage 1: Application

Our borrower application process begins with the submission of a loan application by a prospective borrower. Borrowers can apply through our website, mobile applications or via our service network. As part of the application process, the prospective borrower is asked to provide necessary personal details. The specific personal details required will depend upon the borrower’s desired loan product, but typically include PRC identity card information, employer information, bank account information and bank card information. For the borrowers who apply for our unsecured small business loan products, they are also required to provide certain information of their business operations and financial data.

Stage 2: Verification

Upon submission of a completed application by borrowers, our credit models are populated with all information contained in the submitted loan application. Additional data from a number of internal and external sources is then inquired and appended with the application, including the following:

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

This data is then aggregated and used to verify an applicant’s identity, for possible fraud detection and for assessment and determination of creditworthiness. All the data that we collect are based on the borrowers’ full knowledge and consent.

For applications submitted through our offline channels, our offline service teams will first manually prescreen borrowers before performing credit assessment. One of the pre-screening criteria is that the applicant has to be a PRC resident and between the age from 22 to 60.

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

Following initial qualification, we commence a credit review utilizing our proprietary credit scoring model to generate an A-Score grade for the prospective borrower that drives the decision whether to extend credit. Our current proprietary credit-scoring model originates from a credit scoring system developed by CreditEase. We have further modified our credit scoring system to adapt it to the realities of the Chinese market, which has historically had no source of widely available consumer credit information. In addition, we use our credit scoring systems, to more accurately characterize borrower’s credit profile. Today, our credit scoring system uses our own scoring criteria, and is routinely monitored, tested, updated and validated by our risk management team. Following the generation of credit scores, our credit decisioning system makes a determination as to whether the prospective borrower is qualified. Unqualified borrowers are notified of the decision to decline their applications for failing to meet minimum requirements.

For a potential borrower who passes our initial qualification phase and is applying for our loan products, the application proceeds to the next phrase for further review. For SME loan product borrowers or those who apply loan products through our offline channels, depending on the borrower’s risk profile, a member of our credit assessment team may conduct telephone or video verification interviews with the applicant, a related family member and/or the applicant’s employer that is identified in the application. After the initial verification interviews, at least one member of credit assessment team will analyze the application and credit scores. If a member of the credit assessment team suspects there may be fraud involved with a particular loan application or determines that additional verification is needed to complete the credit decisioning process, that team member will conduct further due diligence and verification. While these additional steps have led us to discover instances of invalid information provided by prospective borrowers in the past, the number of such instances has not been significant. Following this review, the credit assessment team will either approve the loan as is, approve the loan with one or more modified sets of loan characteristics, or decline the loan application. We are also seeking cooperation with third-party credit-enhancing operators in light of the regulatory requirements which prohibit internet platforms from directly providing personal information collected by them to financial institutions. Our data collection and credit scoring processes may further evolve in the future.

Stage 4: Approval and Funding

Post the business restructuring to dispose of the Disposed Business, the funding source for Yiren Credit includes investments from institutional funding partners only. Among the borrowers who have already obtained our preliminary credit assessment and approval, we will refer qualified borrowers to our institutional funding partners based on their specific requirements of borrower profiles. Our institutional funding partners will then review the credit application and our preliminary credit assessment of the borrower introduced by us in accordance with their own credit assessment standards and decide if to approve or decline the loan application. Once the borrower’s credit application is approved, the loan agreement between the borrower and our institutional funding partner will be signed on our platform, and our institutional funding partner will then directly disburse the loan amount to the borrower’s bank account.

Stage 5: Servicing and Collections

After we disposed of the Disposed Business, we can assist our institutional funding partners in the loan collection services at their request. As of December 31, 2021, most of our institutional funding partners performed loan collection by themselves and we did not provide such services. However, if requested, we can utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform or a payment platform delegated by the institutional funding partners. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages and phone calls on the day a repayment is due. Once a repayment is past due, we also send additional reminder text messages during the first fourteen days of delinquency. The collections process commences once a loan is fifteen days delinquent. To facilitate repayment, the collections process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages and emails are sent to a delinquent borrower as soon as the collections process commences, and if the payment is still outstanding, the collection team will make phone calls. Although most stages of the collections process are outsourced to CreditEase, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while CreditEase collection teams have the discretion to make decisions for the loans that are below such threshold. The collection team also pay close attention to clients who are more than 90 days overdue or with weak repayment willingness or fraud suspicion, and cooperating with professional law firms nationwide, the collection team file lawsuits to the corresponding courts to ensure the compliance of the collection. Juridical conciliation is also an acceptable approach which can accelerate the process of those clients’ repayment.

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

Proprietary Fraud Detection System

We use a proprietary fraud detection system, which is part of our larger risk management system, to identify and reject potential borrower applications. Our system combines quantitative modeling, big data technologies, such as knowledge graph, offline verification and the use of third-party services. The quantitative modeling aspect of our fraud detection system involves the use of a big data platform to locate potential inconsistencies in a particular borrower application. The internet technology aspect includes IP verification and monitoring. Lastly, we employ third-party services to check the online behavior of potential borrowers, and utilize government agency’s open database to check their identity card numbers against known criminals. We also maintain a blacklist after detecting any fraudulent borrowers.

Proprietary Credit Scoring Model and Loan Qualification System

We have established a credit assessment module to assess the credit quality of borrowers. After obtaining a borrower’s consent, we collect the borrower’s internal and external information, which derives a number of variables from varied dimensions through our data analysis systems. Different scoring models are established and developed based on features of particular products and borrowers to generate accurate assessment of the borrower’s credit status. Given CreditEase’more-than-a-decade experience and expertise in risk management and the considerable data pools it has accumulated, our relationship with CreditEase will allows us to further improve our credit scoring models and enhance our capabilities of accurate risk control.

The following table presents the key criteria that materially impact a borrower’s credit score:

Criteria	Examples	Effect on Credit Score
Purpose of the loan	Personal consumption	● No monotonic correlation
Customer attributes	Education background	● Positive correlation
● Higher education leads to higher score
Usage and performance of the loans from other financial institutions	Maximum amount of loans that the borrower has borrowed from commercial banks	● Positive correlation
● The larger the amount of bank loans, the higher the score
Credit card usage and payment pattern	Frequency of credit card usage	● Negative correlation
● Above a certain threshold, the higher the frequency of credit card usage, the lower the score
Public record	Court enforcement record	● No monotonic correlation
● A borrower’s score is lower if he/she has been subject to court enforcement
● A borrower’s score is lower if he/she has been subject to court enforcement
Income and debt condition	Salaries	● Positive correlation
● Below a certain threshold, the higher the salary, the higher the score
Geographic location	Province or city where the borrower is located	● No monotonic correlation
● A borrower’s score is lower if he/she is located in a province or city where we face intense market competition
Job stability	Length of employment	● Positive correlation
● The longer the employment, the higher the score
Online merchant purchasing pattern	Recent average consumption level	● Positive correlation
● The higher the recent average consumption level, the higher the score

The credit scores derived from our proprietary credit scoring model containing the criteria mentioned above are used to determine the final grade of a borrower’s “A-Score”, which reflects the level of his credit quality as a potential new borrower on our platform. A particular amount of credit line will be granted based on the borrower’s A-Score grade and his income/debt status. At this stage, if the borrower’s grade is below our threshold, his application will be declined. We have established customized loan pricing models based on our A-Score system and risk pricing structures.

We allow prospective borrowers who initially fail to meet our borrower criteria to reapply for a loan after a certain period of time, typically six months, if they are able to demonstrate a verifiable improvement in the criteria that impact their scores. For prospective borrowers that we determine present a fraud risk, reapplications are never permitted.

We continue to monitor the credit performance of our existing borrowers on the platform and re-evaluate their credit quality based on a series of factors, including the amount of the loans applied, repayment performances, etc. We will generate a B-Score grade for each existing borrower regularly based on the re-evaluation of their credit performance. For those who receive a high B-Score grade, we will increase their credit line on the basis of their actual needs.

Meanwhile, for those who demonstrate a fraud risk, a C-Score grade will be generated based on the borrowers’ overdue amount, overdue duration, loan tenor and other relevant information. Different levels of collection processes will be initiated based on a borrower’s C-Score grade, including reminders from AI robots, text messages, telephone calls, collection methods from out-sourced teams, lawsuits etc.

We are constantly monitoring the operations and performances of our models at a regular basis (weekly/monthly/quarterly) to ensure the stability and effectiveness of the models in responding to the evolving market environment and borrower behaviors from different segments. If any major changes are monitored, our model and strategy teams will immediately start troubleshooting processes and shift/update the models accordingly when needed. Sufficient plans are pre-arranged to ensure timely responses to any changes.

Our Risk Management Division and Credit Assessment Team

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

Our Technology

We believe our technology platform is a competitive advantage and an important reason that borrowers and investors utilize our marketplace. Key features of our technology platform include:

●	Highly automated process. Our platform covers all stages of the customer life cycle: application; verification; credit assessment and decisioning and funding; and servicing and collections. Our web and mobile based platform also provide a superior customer experience. We offer a fast and easy-to-use online application process and provide both borrowers and investors with access to live support and online tools throughout the process and for the lifetime of the loan or investment.

●	Mobile applications. We have developed different user-friendly mobile applications for borrowers and investors of our credit business and wealth management business, which enable borrowers and investors alike to access our platform at any time or location that is convenient.
●	AI-powered system and data-driven services. We have developed proprietary AI-powered system to provide automated KYC and digital consulting services that match customer risk appetite, risk preference and financial objectives with proper asset allocation portfolio suggestions.
●	Proprietary fraud detection. We use a combination of current and historical data obtained during the application process, third-party data and sophisticated analytical tools to help determine an application’s fraud risk. High risk applications are subject to further investigation. In case where fraud is confirmed, the application is cancelled, and we identify and flag characteristics of the loan to help refine our fraud detection efforts.
●	Scalable platform. Our platform is built on a distributed, load-balanced computing infrastructure, which is both highly scalable and reliable. The infrastructure can be expanded easily as data storage requirements and user visits increase. We have designed a unified platform, which administrates all systems and servers and can reconfigure or redeploy systems or servers automatically whenever needed.
●	Data security. Our network is configured with multiple layers of security to isolate our databases from unauthorized access and we use sophisticated security protocols for communication among applications. To prevent unauthorized access to our system we utilize a system of firewalls and also maintain a perimeter network, or DMZ, to separate our external-facing services from our internal systems. Our entire website and public and private APIs use the Secure Sockets Layer networking protocol.
●	Stability. We have multiple layers of redundancy to ensure the reliability of our network. We also have a working data redundancy model with comprehensive backups of our databases and our development environment conducted every day.

Product Development

We constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our clients.

From the borrower perspective, as we continue to shift towards higher credit quality customer segments and optimize our product structures, we plan to develop more diversified credit products tailor made to meet the specific needs of our target borrowers and our institutional funding partners with reasonable prices under updated regulatory guidelines. And as our marketplace continues to grow, we have been expanding our ability to offer risk-based loan pricing. For example, we plan to enhance our risk-based pricing capability that optimizes loans based on individual credit criteria so that borrowers will be able to receive personalized loans tailored to their credit profile. In addition, we intend to introduce market-based pricing of loans based on macroeconomic factors and regulatory requirements and we believe such ability to continually adjust the pricing of the loans on our marketplace will allow us to better meet the needs of our borrowers and our institutional funding partners.

From the investor perspective, we continue to cooperate with licensed financial institutions with more quality and diversified investment products, such as diversified term investment products and products with lower investment thresholds, which appeal to different investor appetites and demands. Moreover, we continue to focus on insurance product innovation and customization as we expand our client pool and external partners. For example, we have been working with different corporate partners who have considerable customer bases and provide insurance products tailor made for those customer groups based on their particular profiles and needs.

Brand Promotion

Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers and investors. We believe reputation and word-of-mouth drive continued organic growth in our credit business and wealth management business. In this respect, our association with CreditEase is a valuable marketing and promotion asset.

Competition

For our credit-tech business, we compete with other consumer finance marketplaces and the consumer finance marketplace vertical in China was intensely competitive before the year 2018. However, as the domestic regulations on the industry continue to evolve and barriers to enter the industry continue to increase in recent years, fewer big players that operate in national level, including us, are left in the market while small platforms fail to continue their operations, leaving more market share opportunities for us.

For our wealth management business, major financial institutions in China are developing their own wealth management businesses, and international financial institutions have also been expanding to the Chinese market in recent years. We compete with other online wealth management platforms and insurance brokerage companies.. As China’s mass affluent group continue to show increased demand for wealth management and domestic investable assets continue to shift from real estate towards wealth management industry, we are navigating towards a large market with high growth potential.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-competition agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we had 405 registered trademarks and had applied to register 554 trademarks with the Trademark Office of the National Intellectual Property Administration. We have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “宜信” (Chinese equivalent for CreditEase).

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

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

As a comprehensive digital personal financial management platform in China, we are regulated by various government authorities, including, among others:

●	the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;
●	the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing; and
●	China Banking and Insurance Regulatory Commission, or the CBIRC, a newly established public institution in April 2018 which has consolidated the duties of the former China Banking Regulatory Commission, or the CBRC, and the duties of the former China Insurance Regulatory Commission, or the CIRC, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

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

Industry Catalog and Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by three principal legal documents: (i) the Provisions for Guiding the Foreign Investments Direction promulgated by the State Council on February 11, 2002, pursuant to which foreign investment projects are categorized as encouraged, permitted, restricted and prohibited; (ii) the 2021 Negative List, jointly issued by the National Development and Reform Commission, or the NDRC and MOFCOM on December 27, 2021 and effective from January 1, 2022, which sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements and provides that foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the 2021 Negative List and shall not engage in the prohibited activities listed in the 2021 Negative List; and (iii) the Catalog of Industries for Encouraged Foreign Investment (2020 Edition), or the Encouraged Catalog, also jointly issued by the NDRC and MOFCOM on December 27, 2020 and effective from January 27, 2021, which sets forth the encouraged foreign investment industries. Industries not listed in the Encouraged Catalog or the 2021 Negative List are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries.

Our PRC subsidiaries are mainly engaged in providing investment and financing consultations and technical services, which fall into the “encouraged” or “permitted” category. Our PRC subsidiaries have obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers), including internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are in the “restricted” category through the consolidated variable interest entities.

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended respectively in September 2008, February 2016 and March 2022 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. The 2021 Negative List and Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (For-profit E-commerce Business), or the Circular 196, promulgated by MIIT in June 2015 allow a foreign investor to own more than 50% of the total equity interest in an online data processing and transaction business (e-commerce business).

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

In light of the above restrictions and requirements, in 2020, we operated Yiren Credit and Yiren Wealth primarily through Hengcheng, YouRace Hengchuang, CreditEase Puhui and Yiren Wealth. Yiren Wealth is in the process of applying for an ICP License. After the business restructuring in December 2020, we operated Yiren Credit and Yiren Wealth through YouRace Hengchuang, CreditEase Puhui and Yiren Wealth.

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

On December 31, 2021, the PBOC published the Regulations on Local Financial Supervision and Administration (Draft for Public Comments), or the Draft Local Financial Supervision and Administration Regulation, for public review and comments. Pursuant to the Draft Local Financial Supervision and Administration Regulation, “Local Financial Organizations” refers to microcredit companies, financing guarantee companies, regional equity markets, pawn shops, financial leasing companies, commercial factoring companies, local asset management companies, and other institutions engaged in local financial business that are supervised and managed by laws, administrative regulations, and provincial-level people’s governments authorized by the State Council. The Draft Local Financial Supervision and Administration Regulation specify that provincial governments shall perform their duties of supervision, management, and risk disposal of local financial organizations, and no individual or entity shall set up Local Financial Organizations without prior approval. The merger, division, reduction of registered capital, change of the business scope or operating area, the change of the shareholders holding more than 5% of its equity interests, as well as change of the actual controller of the Local Financial Organization shall be subject to the approval of the provincial local financial supervision and management department. Also, Local Financial Organization shall make filings to provincial local financial supervision and management department for setting up branches within the provincial administrative region, changing the name or address of business, increasing the registered capital, changing the directors, supervisors and senior management personnel. Penalties such as fines or criminal liability may be imposed if the Local Financial Organizations fail to comply with the Draft Local Financial Supervision and Administration Regulation.

Hainan Haijin Yichuang Micro-lending Co., Ltd., which is a subsidiary of the consolidated variable interest entities, is approved by the local governmental authority to conduct micro-lending business.

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

On October 9, 2019, nine governmental authorities including the CBIRC, the NDRC and the MIIT promulgated the Supplementary Financing Guarantee Provisions (as amended in June 2021), which requires that institutions providing services as customer recommendation and credit assessment for various lending institutions shall not provide, directly or in a disguised form, financing guarantee services without approval. For the companies without the relevant financing guarantee license but actually engaging in financing guarantee business, the regulatory authorities shall cease such companies’ operation and properly make settlement for existing business contracts.

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

Regulations on Insurance Brokerage Business

Insurance activities undertaken within the PRC are primarily governed by the Insurance Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on June 30, 1995, and last amended in 2015, and the related rules, regulations and judicial interpretations. The Insurance Law of the PRC, comprising general principles, insurance contracts, insurance institutions, insurance operational standards, supervision and regulation of the insurance industry, insurance agencies and insurance brokerage companies, legal liabilities and supplementary provisions, sets out the legal framework for regulating the insurance companies. Pursuant to the Insurance Law of the PRC, an insurance broker is an entity that, in the interest of the insurance applicants, provides intermediary services between the insurance applicants and the insurance companies for the conclusion of insurance contracts, and collects commissions for such services in accordance with relevant laws.

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

According to the Announcement of the CIRC on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by CIRC on December 11, 2006, and became effective on the same day, in five years following China’s accession into the WTO, the establishment of a wholly foreign owned enterprise to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes. On April 27, 2018, the CBIRC promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council may engage in the following insurance brokerage businesses within the PRC: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; and (v) other businesses approved by the CBIRC. The insurance brokerage business is not listed under the 2020 Negative List. However, according to the administrative guidelines published by the CBIRC on its official website in 2019, a foreign investor holding more than 25% of the shares in an insurance brokerage company must satisfy the following requirements before investing in the insurance brokerage industry: (i) it has engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; and (ii) its total assets shall be no less than US$200 million as of the end of the year prior to its application. On May 1, 2019, the CBIRC released a press indicating that it plans to further open up the insurance brokerage industry to foreign investors by abolishing some of the requirements aforesaid. The State Council also promulgated an Opinions on Further Proper Utilization of Foreign Investment on October 30, 2019 to abolish such aforesaid requirements regarding the track record and total assets; however, no particular laws or regulations have been issued so far. The CBIRC published the Circular on Clarifying the Measures Relating to the Liberalization of the Insurance Intermediary Market, or the Liberalization Circular, on December 3, 2021, abrogating the requirements that the foreign investor to establish a foreign-funded insurance brokerage company in PRC should have a history of business operations of more than 30 years in any WTO member states, have maintained a representative office in China for a period of at least two consecutive years, and have a total asset of not less than US$200 million in the year immediately prior to the application. The Liberalization Circular allows professional insurance agencies, insurance brokerage organizations, and insurance adjustment organizations funded and established in PRC by foreign insurance group corporations or foreign-funded insurance group corporations in PRC are allowed to operate the related insurance intermediary business.

The Administrative Measures for the Licenses of Banking and Insurance Institutions that was promulgated by the CBIRC on April 28, 2021 and became effective on July 2021 stipulates that no entity or individual may forge, alter, transfer, lease or lend any license of a banking or insurance institution, including the insurance intermediary license.

On October 28, 2021, the CBIRC promulgated the Implementing Measures for Administrative Licensing and Record-filing for Insurance Intermediaries, or the Implementing Measures, which took effect on February 1, 2022, in order to clarify the conditions and procedures for administrative licensing and record-filing matters. According to the Implementing Measures, to apply to operate insurance brokerage business, an applicant shall meet the following conditions: (i) it has obtained a business license, on which the name shall include the words “insurance brokerage”, and its trade name shall not be the same as that of any existing professional insurance intermediary, except for the professional insurance broker whose actual controller is the same as that of any other professional insurance intermediary; (ii) its shareholders meet certain requirements, including (1) in good financial conditions, able to make foreign investments with self-owned funds, and make capital contributions with self-owned, authentic and legitimate funds; (2) for legal person shareholder, a good corporate governance structure or an effective organizational management model, good social reputation, credit records, tax payment records, and good operation and management; its net assets at the end of the previous year of the date of contribution are not negative, and the net assets and monetary funds at the end of the previous month of the date of contribution are greater than the capital contribution; (iii) its registered capital is paid-in monetary capital and is held in custody in accordance with the relevant provisions of the CBIRC; the minimum registered capital of national insurance brokers shall be RMB 50 million, and that of regional insurance brokers RMB 20 million; (iv) the business scope set forth in its business license complies with the relevant provisions of the CBIRC; (v) it has articles of association that comply with the Company Law of the PRC and the Insurance Law of the PRC; (vi) its senior executives meet the required qualifications; (vii) it has a governance structure and an internal control system required by the CBIRC, along with a scientific, reasonable and feasible business model; (viii) it has a fixed domicile commensurate with its business size; (ix) it has business, financial and other computer software and hardware facilities required by the CBIRC; (x) its risk testing meets the requirements; and (xi) it meets other conditions stipulated by laws, administrative regulations and the CBIRC.

The Implementing Measures prohibits applications to operate insurance brokerage business if an entity’s shareholder (i) has been subjected to a criminal penalty or major administrative punishment in the last five years, (ii) is under investigation by the relevant authority due to being suspected of committing any major illegal or criminal offense, (iii) is determined as a target of joint disciplinary action against dishonesty by the relevant authority of the State due to serious dishonesty and shall be subjected to corresponding disciplinary action in the field of insurance, or has any other bad record of serious dishonesty in the last five years; (iv) is not allowed to invest in any enterprise in accordance with laws or administrative regulations; or (v) the CBIRC deems unsuitable for being a shareholder of an insurance broker.

Pursuant to the Implementing Measures, senior executives of insurance brokers, including general manager of the company, the deputy general manager of the company, the main principal of the provincial branch, and other personnel who exercise important functions and powers for the operation and management of the company, are subject to qualification licensing. A proposed senior executive of a professional insurance broker shall (i) have a college degree or above, or ten-year experience in finance industry; (ii) have engaged in finance industry for more than three years or in economic industry for more than five years; (iii) have the operation and management capacity required for the performance of his/her duties, and is familiar with insurance laws, administrative regulations and relevant provisions of the CBIRC; and (iv) act in good faith and behaves well.

We acquired, through Yiren Wealth, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance Brokers, in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers and its wholly owned subsidiary, Hejun, have become our wholly owned subsidiaries in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then. We provide insurance brokerage services and sell various health and life insurance products and property and casualty insurance products on behalf of insurance companies, and we earn brokerage commissions determined as a percentage of premiums paid by the insured. We have identified our promise to sell insurance policies on behalf of an insurance company as the performance obligation in our contracts with the insurance companies. Hexiang Insurance Brokers has obtained the License for Professional Insurance Intermediaries.

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

We acquired, through Yiren Wealth, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance Brokers, in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers and its wholly owned subsidiary, Hejun, have become our wholly owned subsidiaries in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then. Hexiang Insurance Brokers conducts online insurance brokerage business in the PRC.

Regulations on Financial Leasing

In September 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, which became effective on October 1, 2013, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial business such as accepting deposits, and providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets. In May 2020, the CBIRC issued the Interim Measures for the Supervision and Administration of Financial Leasing Companies which came into effect on May 26, 2020, or the Interim Measures for Financial Leasing. The Interim Measures for Financial Leasing defines “financial leasing business” as the transaction activity in which a lessor provides a lessee with, upon the lessee’s selection of seller and leased property, the leased property purchased from the seller for use, and the lessee pays corresponding rents. To further standardize business operation, the Interim Measures for Financial Leasing prohibits financial leasing company from (i) illegally raising funds, and absorbing deposits directly or in a disguised way; (ii) granting loans directly or under entrustment; (iii) borrowing funds from or lending funds to any other financial leasing company; and (iv) financing or transferring assets through any online loan information intermediary or private investment fund. As for the leased property, based on the Interim Measures for Financial Leasing, the leased property suitable for financial leasing transactions shall be fixed assets, unless otherwise prescribed, and shall be with clear ownership, authentic existence and availability for yielding returns as carriers. In addition, the CBIRC set forth various explicit regulatory indicators for financial leasing operators. For instance, the proportion of a financial leasing company’s assets under financial leasing and other leasing shall not be less than 60% of its total assets; the fixed-income securities investment business carried out by a financial leasing company shall not exceed 20% of its net assets. In December 2020, the Supreme People’s Court issued the Interpretation Concerning Laws Applicable to Trials of Disputes over Financial Leasing Contracts, which provides more specific rules regarding the determination, dissolution, liability for breach and other aspects of financial contracts.

On January 21, 2022, the CBIRC issued the Off-site Regulation Procedures for Financing Leasing Companies， or the Off-site Regulation Procedures. The Off-site Regulation Procedures stipulate the guidelines for the competent regulatory authorities to continuously analyze and evaluate the risk of financial leasing companies, by way of collecting report data and other internal and external data of the financial companies, cross-validating and analyzing the collected data and by carrying out corresponding measures. Pursuant to the Off-site Regulation Procedures, financial leasing companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The Off-site Regulation Procedures requires financial leasing companies to establish and implement significant matters report system, and shall report to local authority within five days on significant related transactions, significant pending litigations and arbitrations and other significant matters required to report by the authority. The Off-site Regulation Procedures note that change of external business environment, corporate governance, internal control, risk management capabilities, asset quality and liquidity indicators shall be the key areas for off-site supervision.

Yichuang Financial Leasing, which is a subsidiary of the consolidated variable interest entities, is approved to conduct financial leasing business.

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

In addition to the Telecommunications Regulations and other regulations above, mobile internet applications are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which were promulgated by the CAC in June 2016 and became effective in August 2016. Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content. On June 14, 2022, the CAC published the revised Administrative Provisions on Mobile Internet Applications Information Services, or the Revised APP Provisions, which will take effect on August 1, 2022. The Revised APP Provisions, among others, purport to prohibit application providers from false propaganda, bundled downloads, improperly inducing users to download application, as well as ranking and comment manipulations.

Yiren Wealth, the variable interest entity operating our wealth management website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Yiren Wealth to obtain an ICP License and an EDI License. Yiren Wealth is in the process of applying for an ICP License. The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, to complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT and/or the Office for Cyberspace Affairs pursuant to the Guidelines. In accordance with the Guidelines, the relevant authorities are in the process of making detailed implementation rules in relation to the record-filing procedures, as well as the application procedures for appropriate telecommunication business license by the internet finance service providers. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

Regulations Relating to E-Commerce

Certain laws and regulations are promulgated in recent years to specifically regulate the e-commerce industry in PRC. In January 2014, the State Administration for Industry and Commerce of the PRC, or SAIC, adopted the Online Transactions Measures, which impose certain stringent requirements and obligations on online trading or service operators as well as the marketplace platform providers. In April 23, 2019, the Standing Committee of the National People’s Congress implemented a newly amended Anti-unfair Competition Law of the PRC. It further emphasized that a business operator shall not engage in any false or misleading publicity for its products, or fictitious transactions to defraud or mislead consumers.

In August 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective in January 2019. The E-Commerce Law proposes a series of requirements on e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants within the platform.

The E-Commerce Law also sets forth certain requirements and/or obligations particularly applicable to the e-commerce platform operators.

On October 23, 2020, the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods (2020 version) was issued by the SAMR and took in effect on the same day, which emphasizes that online goods sellers shall lawfully perform their duties of ensuring the consumers to exercise the rights of “Seven-day Unconditional Return of Purchased Goods” and the provider of an online trading platform shall guide and urge the online goods sellers who use the platform to perform such duties, as well as conduct supervisions and inspections and provide technical support.

On March 15, 2021, the Administrative Regulations on Internet Transactions were released by the SAMR and took into effective on May 1, 2021, which are the supplementary rules to the E-Commerce Law and repealed the Online Transactions Measures. Pursuant to the Administrative Regulations on Internet Transactions, any online business operator who conducts online sales or provides service through online social networking platforms or online live-broadcasting platforms, should comply with both the E-Commerce Law and the Administrative Regulations on Internet Transactions. We are subject to these measures as a result of our online direct sales and online marketplace.

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

The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the PRC Cyber Security Law, which took effect on June 1, 2017. In accordance with the PRC Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the Cyberspace Administration of China issued the revised Measures for Cybersecurity Review, or the Measures, which took effect in February and replaced the current Measures for Cybersecurity Review. The scope of review under the Measures extends to critical information infrastructure operators that intend to purchase internet products and services and online platform operator engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Measures, online platform operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Measures also provides that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing. Given the recency of the issuance of the Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and accepted public comments before December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Measures and the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Measures, which will take effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. In a Q&A released on the official website of the CAC, the respondent CAC official illustrated that outbound data transfer referred to in the Measures mainly includes the following data activities: (i) data collected and generated during domestic operation is transmitted or stored overseas by data processors, and (ii) data collected and generated by data processors and stored domestically can be accessed to or used by oversea institutions, organizations or individuals.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

Regulations on Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the PRC Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the PRC Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation, or SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. On December 31, 2021, the MIIT, the CAC, the SAMR and the PBOC issued the Provisions on the Administration of Algorithm-generated Recommendations for Internet Information Services which took effect on March 1, 2022, stipulating rules for algorithm-generated recommendations for Internet information services. Also, on June 27, 2022, the CAC issued the Administrative Provisions for Internet User Account Information, which will take effect on August 1, 2022, specifying rules of users accounts information for internet-based information service provider as well as its users.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report, we had 109 trademark applications, all of which are pending with the Trademark Office of the National Intellectual Property Administration. We also have obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “宜信” (Chinese equivalent for CreditEase).

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. On October 14, 2019, the State Administration of Taxation promulgated a new Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Benefits, or Circular 35, which became effective on January 1, 2020 and replaced and repealed Circular 60. However, Circular 35 sets forth similar rules that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference.” Accordingly, YouRace HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from YouRace Hengchuang and Hengyuda, our PRC subsidiaries, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and has taken effect from April 1, 2018, or Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 35. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

Regulations on Overseas Offering and Listing

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Provisions, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council. Non-compliance with the Draft Provisions or an overseas listing completed in breach of Draft Provisions may result in a warning on the relevant domestic companies or a fine of 1-10 million RMB on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between 500,000 to 5 million RMB either individually or collectively.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons.

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

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

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

We failed to make contribution to the social insurance plans and housing provident fund for some of our employees based on their actual wages. The probability that we may be subject to late penalties or fines in relation to the underpaid employee benefits is remote. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

C.Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries, the consolidated variable interest entities, and our consolidated assets backed financing entities, as of the date of this annual report:

(1)	The shareholders of CreditEase Puhui are Mr. Ning Tang and Ms. Mei Zhao, each owning 99% and 1% of CreditEase Puhui’s equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Mei Zhao is one of our employees.
(2)	The shareholders of Tianjin Linyang are Mr. Yueyue Chen and Ms. Yang Wang, each owning 90% and 10% of Tianjin Linyang’s equity interest, respectively. Mr. Yueyue Chen and Ms. Yang Wang are two our employees.
(3)	The shareholders of Yiren Wealth are Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, each owning 84.53%, 6.19%, 4.64% and 4.64% of Yiren Wealth’s equity interest, respectively. The shareholder of Pucheng Credit Assessment and Management (Beijing) Co., Ltd. is Qiyun Technology Development Co., Ltd., whose shareholder is CreditEase Weijia Technology Development (Beijing) Co. Ltd., ultimately owned by Mr. Ning Tang and Ms. Yan Tian, by 95% and 5% of its equity interest, respectively. Mr. Ning Tang is our executive chairman, Mr. Fanshun Kong is a non-executive PRC employee of CreditEase, and Ms. Yan Tian is a third-party individual designated by CreditEase.

Contractual Arrangements with the Consolidated Variable Interest Entities

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Yiren Wealth, Tianjin Linyang and CreditEase Puhui, which we conduct the business operations through a series of contractual arrangements. These contractual arrangements allow us to:

•	conduct the business operations of Yiren Wealth, Tianjin Linyang and CreditEase Puhui;
•	receive substantially all of the economic benefits of Yiren Wealth, Tianjin Linyang and CreditEase Puhui; and

•	have an exclusive option to purchase all or part of the equity interests in Yiren Wealth, Tianjin Linyang and CreditEase Puhui when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Yiren Wealth, Tianjin Linyang and CreditEase Puhui, and we treat Yiren Wealth, Tianjin Linyang and CreditEase Puhui as the consolidated variable interest entities under U.S. GAAP. We have consolidated the financial results of Yiren Wealth, Tianjin Linyang and CreditEase Puhui in our consolidated financial statements in accordance with U.S. GAAP.

Before our business restructuring with CreditEase in December 2020, we also conducted those activities through Hengcheng, which we conducted the business operations until December 31, 2020 through a series of contractual arrangements. These contractual arrangements allowed us to:

•	conduct the business operations of Hengcheng;
•	receive substantially all of the economic benefits of Hengcheng; and
•	have an exclusive option to purchase all or part of the equity interests in Hengcheng when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we were the primary beneficiary of Hengcheng and treated Hengcheng as the variable interest entity under U.S. GAAP before December 31, 2020. We had consolidated the financial results of Hengcheng in our consolidated financial statements in accordance with U.S. GAAP before December 31, 2020. Our contractual arrangements with Hengcheng and its shareholders had been terminated on December 31, 2020.

Contractual Arrangements with Yiren Wealth

The following is a summary of the currently effective contractual arrangements by and among our wholly owned subsidiary, Hengyuda, the variable interest entity, Yiren Wealth, and the shareholders of Yiren Wealth.

Agreements that Allow Us to Conduct the Business Operations of Yiren Wealth

Amended and Restated Equity Interest Pledge Agreements. Pursuant to amended and restated the equity interest pledge agreements, each shareholder of Yiren Wealth has pledged all of his or her equity interest in Yiren Wealth to guarantee the shareholder’s and Yiren Wealth’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement, loan agreement and power of attorney. If Yiren Wealth or any of its shareholders breaches their contractual obligations under these agreements, Hengyuda, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Yiren Wealth in accordance with the law. Each of the shareholders of Yiren Wealth agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Hengyuda. The equity interest pledge agreements remain effective until Yiren Wealth and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Yiren Wealth has irrevocably appointed Hengyuda to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Yiren Wealth requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Yiren Wealth, and appointing directors and executive officers. Hengyuda is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hengyuda shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Yiren Wealth. Each shareholder has waived all the rights which have been authorized to Hengyuda and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Yiren Wealth

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Hengyuda and Yiren Wealth, Hengyuda has the exclusive right to provide Yiren Wealth with technical support, consulting services and other services. Without Hengyuda’s prior written consent, Yiren Wealth agrees not to accept the same or any similar services provided by any third party. Hengyuda may designate other parties to provide services to Yiren Wealth. Yiren Wealth agrees to pay service fees on a monthly basis and at an amount determined by Hengyuda after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hengyuda owns the intellectual property rights arising out of the performance of this agreement. In addition, Yiren Wealth has granted Hengyuda an irrevocable and exclusive option to purchase any or all of the assets and businesses of Yiren Wealth at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hengyuda unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Yiren Wealth

Amended and Restated Exclusive Option Agreement. Pursuant to the amended and restated exclusive option agreements, each shareholder of Yiren Wealth has irrevocably granted Hengyuda an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Yiren Wealth. The purchase price shall be the higher of the amount equal to the registered capital contributed by the respective shareholders of Yiren Wealth (or such other price then accepted by Hengyuda) or the minimum price required by PRC law, which purchase price could be paid by way of offset of the outstanding debts owed by the shareholders of Yiren Wealth to Hengyuda (including without limitation the outstanding amount of the loan owed by the shareholders of Yiren Wealth to Hengyuda and any interest thereon under the respective loan agreement). If Hengyuda exercises the option to purchase part of the equity interest held by a shareholder of Yiren Wealth, the purchase price shall be calculated proportionally. Yiren Wealth and each of its shareholders have agreed to appoint any persons designated by Hengyuda to act as Yiren Wealth’s directors. Without Hengyuda’s prior written consent, Yiren Wealth shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Yiren Wealth have agreed that, without Hengyuda’s prior written consent, they will not dispose of their equity interests in Yiren Wealth or create or allow any encumbrance on their equity interests. Moreover, without Hengyuda’s prior written consent, no dividend will be distributed to Yiren Wealth’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Hengyuda. These agreements will remain effective until all equity interests of Yiren Wealth held by its shareholders have been transferred or assigned to Hengyuda or its designated person(s).

Amended and Restated Loan Agreements. Pursuant to the loan agreements between Hengyuda and the shareholders of Yiren Wealth, Hengyuda agreed to provide loans of RMB104.0 million, RMB78.0 million, RMB78.0 million and RMB720.0 million to Mr. Ning Tang, Mr. Fanshun Kong, Ms. Yan Tian and Pucheng Credit Assessment and Management (Beijing) Co., Ltd., respectively, who are the shareholders of Yiren Wealth, solely for the capitalization of Yiren Wealth. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Yiren Wealth to Hengyuda or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Hengyuda. In the event that shareholders sell their equity interests to Hengyuda or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hengyuda as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Yiren Wealth and Hengyuda elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Contractual Arrangements with Tianjin Linyang

The following is a summary of the currently effective contractual arrangements by and among our wholly owned subsidiary, YouRace Hengchuang, the variable interest entity, Tianjin Linyang, and the shareholders of Tianjin Linyang.

Agreements that Allow Us to Conduct the Business Operations of Tianjin Linyang

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Tianjin Linyang shall pledge all of his or her equity interest in Tianjin Linyang to guarantee the shareholder’s and Tianjin Linyang’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Tianjin Linyang or any of its shareholders breaches their contractual obligations under these agreements, YouRace Hengchuang, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Tianjin Linyang in accordance with the law. Each of the shareholders of Tianjin Linyang agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of YouRace Hengchuang. The equity interest pledge agreements remain effective until Tianjin Linyang and its shareholders discharge all their obligations under the contractual arrangements. The shareholders of Tianjin Linyang had completed the process of applying with the competent office of the State Administration for Market Regulation for registration of their equity interest pledge.

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

Contractual Arrangements with CreditEase Puhui

The following is a summary of the currently effective contractual arrangements by and among our wholly owned subsidiary, YouRace Hengchuang, the variable interest entity, CreditEase Puhui, and the shareholders of CreditEase Puhui.

Agreements that Allow Us to Conduct the Business Operations of CreditEase Puhui

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

In the opinion of Han Kun Law Offices, our PRC counsel:

●	the ownership structures of our subsidiaries, YouRace Hengchuang and Hengyuda, and the consolidated variable interest entities, Yiren Wealth, Tianjin Linyang and CreditEase Puhui, will not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual agreements relating to Yiren Wealth, Tianjin Linyang and CreditEase Puhui, the consolidated variable interest entities, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities,” governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect. The equity pledge under each equity pledge agreement has been registered with the competent office of the State Administration for Market Regulation in accordance with the PRC laws.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has become effective on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item. 3 Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations” and “Item. 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising 756.0 square meters in Beijing, China. We have leased additional office spaces of 8,522.2 and 45,081.0 square meters in Beijing and other cities in China, respectively. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices expired in May 2023. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have a three-year term. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

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

As of December 31, 2021, we had served approximately 6.1 million borrowers and approximately 2.7 million investors. In 2019, 2020 and 2021, we facilitated RMB39,103.0 million, RMB11,651.5 million and RMB23,195.2 million (US$3,639.8 million) in loans. In 2019, 2020 and 2021, we facilitated RMB17,583.9 million, RMB3,003.2 million and RMB14,637.2 million (US$2,296.9 million) in loans through our mobile applications, respectively, representing 45.0%, 25.8% and 63.1% of the total amount of loans facilitated through our marketplace in the respective periods.

Our wealth management business primarily distributes short-term cash management products, mutual fund investment products, insurance products and securities and stock products. As of December 31, 2021, the total client assets and the average client assets per investor on our Yiren Wealth platform, excluding insurance products, were RMB18,373.0 million (US$2,883.1 million) and RMB285,175.5 (US$44,750.3), respectively. We terminated Peer-to-Peer Online Lending on December 31, 2020.

In 2021, the majority of our revenues was generated from our credit business. Our credit business generates revenues primarily from the fee charged for our technology-enabled borrower acquisition and facilitation services provided to our institutional funding partners. Our wealth management business generates revenues primarily from financial products and services we offer to our clients in two ways: (i) commissions paid by product providers when clients purchase financial products offered by us, and (ii) insurance commission fees paid by insurance companies when clients purchase insurance products through Hexiang Insurance Brokers; and (iii) sales of our customized non-financial products and services. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute.

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

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we had disposed of the online consumer lending platform targeting individual investors as the funding source. The Disposed Business was operated by Hengcheng, and CreditEase had, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash.

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

We utilize online channels and offline channels for borrower acquisition. We attract a fast growing number of our borrowers through various online channels. We used to rely on CreditEase’s nationwide service network for offline borrower acquisition. In 2017 and 2018, 41.2% and 38.4% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 48.5% and 43.1% of the total amount of loans facilitated through our marketplace, respectively. As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. In 2019, 2020 and 2021, 53.0%, 21.7% and 6.1% of our borrowers were acquired through CreditEase Puhui, contributing 52.4%, 68.4% and 29.3% of the total amount of loans facilitated through our marketplace, respectively. We believe the acquisition of CreditEase Puhui will enable us to acquire more borrowers and increase the volume of loans facilitated over our marketplace.

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

Currently, our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust and word-of-mouth marketing.

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

We have started to provide guarantee services in connection with some of the loans facilitated through our marketplace by institutional funding partners, through one of our wholly owned subsidiaries, Fujian Jiaying, since October 2020. The outstanding balance of the loans guaranteed by Fujian Jiaying was immaterial as of December 31, 2021.

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

Client Assets

Client assets refers to the total market value of the investments that wealth management business manages on behalf of our investors. Client assets under our Yiren Wealth business affects the amount of our revenues, primarily recurring service fees. As of December 31, 2021, the total client assets and the average client assets per investor on our Yiren Wealth platform, excluding insurance products, were RMB18,373.0 million (US$2,883.1 million) and RMB285,175.5 (US$44,750.3), respectively. The growth of revenues on our wealth management business depends on our ability to continuously increase the client assets. If the return of our wealth management products and services does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors, which could lead to the decrease in our recurring service fee revenues correlate directly to the amount of our client assets.

Ability to Innovate

Our success to date has depended on, and our future success will depend in part on, successfully meeting borrower and investor demand with new and innovative loan and wealth management products and services. We have made and intend to continue to make efforts to develop loan and wealth management products and services for borrowers and investors. We constantly evaluate the popularity of our existing product offerings and develop new products and services that cater to the ever evolving needs of our borrowers and investors. Over time we will continue to expand our offerings by introducing new products. From the borrower perspective, we will continue to develop tailored credit products to meet the specific needs of our target borrowers and our institutional funding partners. We plan to expand our ability to implement risk-based pricing by developing more risk grades to optimize loans based on individual credit criteria, enabling us to facilitate customized loans tailored to individual borrowers’ specific credit profiles. See “—C. Product Development.” Failure to continue to successfully develop and offer innovative products and for such products to gain broad customer acceptance could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.

Ability to Compete Effectively

Our business and results of operations depend on our ability to compete effectively in the markets in which we operate. For our credit business, the consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future. For our wealth management business, major financial institutions in China are developing their own wealth management businesses, and international financial institutions have also been expanding to the Chinese market in recent years. We compete with the private banking departments of domestic and global banks, insurance companies and securities firms that provide wealth management products and services. If we are unable to compete effectively, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to maintain or achieve more widespread market acceptance, any of which could harm our business and results of operations.

Regulatory Environment in China

The regulatory environment for the online consumer finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. The Chinese government has been putting the pieces in place for a more mature regulatory framework covering all aspects of our business. New regulations may result in both opportunities and challenges for us by weeding out weaker players, triggering consolidation within the industry and increasing compliance risk. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing PRC laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make wealth management products and services more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these events could also provide new product and market opportunities. We will continue to diversify funding sources, expand our loan product mix and enhance our risk management to support our business growth.

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

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience great economic uncertainty, which may impact our business in a materially negative way as our users and clients may be less inclined to borrow or invest in wealth management products and services. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers have also be constrained and impacted, which may have a negative impact on our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Consequently, the COVID-19 pandemic may continue to materially adversely affect our business, financial condition and results of operations in the future. The extent to which this pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the virus infection, the success or failure of efforts to contain or treat the cases, and future actions we or the authorities may take in response to these developments.

As of December 31, 2021, we had cash and cash equivalents of RMB2,864.5 million (US$449.5 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Loan Performance Data

Delinquency Rates

As of December 31, 2021, the delinquency rates for loans under our loan facilitation model that are past due for 15-29 days, 30-59 days and 60-89 days are set forth below:

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2019	0.8%	1.3%	1.0%
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%

Online Channels
December 31, 2019	1.0%	2.1%	1.6%
December 31, 2020	0.6%	1.0%	1.1%
December 31, 2021	0.8%	1.3%	1.1%

Offline Channels
December 31, 2019	0.7%	0.9%	0.7%
December 31, 2020	0.4%	0.6%	0.4%
December 31, 2021	1.0%	1.8%	1.4%

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

The following chart displays the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2021, by vintage, for all loan products facilitated under our loan facilitation model for each of the months shown:

The expected M3+ Net Charge-off Rates and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

The following table provides the amount of loans facilitated under our loan facilitation model during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rate data as of December 31, 2021 for the loans facilitated during each of the periods.

		Accumulated M3+
	Amount of loans facilitated	Net Charge-off as of	Net Charge-off Rate as of
Period	during the period	December 31, 2021	December 31, 2021
	(in RMB thousands)	(in RMB thousands)%
2018	4,211,573	413,071	9.8
2019	3,431,443	390,252	11.4
2020	9,614,819	560,733	5.8
2021 Q1~Q3	17,025,066	374,843	2.2
(1)	We define M3+ Net Charge-off, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent.
(2)	We define M3+ Net Charge-off Rate, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the M3+ Net Charge-off divided by the total initial principal of the loans facilitated in such vintage.

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

Selected Statements of Operations Items

Net revenue

Our revenues consist of revenues from loan facilitation services, post-origination services, account management services, insurance brokerage services and others. The following table sets forth the breakdown of our net revenue, both in absolute amount and as a percentage of our total net revenue, for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	5,182,028	60.1	1,329,720	33.6	2,105,776	330,442	47.0
Post-origination services	757,783	8.8	670,440	16.9	174,255	27,344	3.9
Account management service	2,016,678	23.4	921,779	23.3	—	—	—
Insurance brokerage services	—	—	430,830	10.9	755,691	118,584	16.9
Financing services	1,618	0.0	59,658	1.5	524,840	82,359	11.7
Electronic commerce services	—	—	—	—	33,114	5,196	0.7
Others	658,677	7.7	549,535	13.8	884,253	138,760	19.8
Total net revenue	8,616,784	100.0	3,961,962	100.0	4,477,929	702,685	100.0

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

Under Topic 606, the transaction price of account management service is the management fee charged to investors monthly as the excess of actual return over the expected return. The service fees derived from investors using the automated investment tool are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. On December 31, 2020, we had disposed of the online consumer lending platform targeting individual investors, and there has been no revenue from account management service since January 2021.

Transaction and service fees. We charged borrowers transaction fees for the work we perform through our platform in connecting borrowers with investors and for facilitating loan transactions, which are recognized as loan facilitation service and post-origination service revenue. The amount of the transaction fee charged is based upon the pricing and amount of the underlying loan. After we disposed of the online consumer lending platform targeting individual investors, we charge our institutional funding partners for technology-enabled borrower acquisition and facilitation services provided to them, which are recognized as revenues of loan facilitation services and post-origination services.

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

In 2019, 2020 and 2021, our weighted average transaction and service fee rate was 20.0%, 16.8% and 14.4%, respectively. The decrease in the weighted average transaction fee rate from 2019 to 2020 was primarily due to a decrease in the total transaction and service fees, attributable to a decrease in the average term of the loans due to the change of regulatory environment and the requirements of our institutional funding partners. The decrease in the weighted average transaction fee rate from 2020 to 2021 was primarily due to the decrease in the average term and transaction fee rate of the loans due to business transition.

We have implemented and will continue to implement a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace.

Monthly management fees. We used to charge individual investors monthly management fee for using the automated investing tool and the self-directed investing tool, which was recognized as account management services revenue. The service fees charged to individual investors for the automated investing tool or self-directed investing tool were collected on a monthly basis through the investment period or on maturity of investment. On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we had disposed of the online consumer lending platform targeting individual investors as the funding source.

Insurance brokerage commissions. We provide insurance brokerage services and sell various health and life insurance products and property and casualty insurance products on behalf of insurance companies, and we earn brokerage commissions determined as a percentage of premiums paid by the insured. We have identified our promise to sell insurance policies on behalf of an insurance company as the performance obligation in our contracts with the insurance companies. Our performance obligation to the insurance company is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. The terms for health and life insurance products sold by us are typically five and ten years. The insurance company pays the brokerage commission to us annually based on the underlying cash flows of the insurance policy.

Others. We also charge referral service fees, fund distribution fees and other fees contingent on future events, such as penalty fee for loan prepayment or late payment, one-time fees for transferring loans over our secondary loan market and other service fees. Penalty fee for late payment is charged to borrowers as a certain percentage of the past due amount and penalty fee for prepayment is charged to borrowers as a certain percentage of interest over the prepaid amount of loan principal. All the loans we charge penalty fee are made our own capital through our licensed subsidiaries, including our leasing companies and microloan companies.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB434,875, RMB111,550 and RMB1,548 for the years ended December 31, 2019, 2020 and 2021, respectively)	4,457,353	59.5	1,905,095	40.8	1,553,344	243,754	48.7
Origination, servicing and other operating costs (including costs from related parties of RMB409,287, RMB718,734 and RMB354,985 for the years ended December 31, 2019, 2020 and 2021, respectively)	665,083	8.9	1,104,682	23.7	760,858	119,395	23.9
General and administrative (including expenses from related parties of RMB122,338, RMB 192,934 and RMB135,118 for the years ended December 31, 2019, 2020 and 2021, respectively)	731,806	9.8	627,368	13.4	508,869	79,853	15.9
Provision for contingent liability	9,462	0.1	3,187	0.1	(2,629)	(413)	(0.1)
Allowance for contract assets, receivables and others	1,625,051	21.7	371,629	8.0	370,154	58,085	11.6
Loss of disposal	—	—	655,839	14.0	—	—	—
Total operating costs and expenses	7,488,755	100.0	4,667,800	100.0	3,190,596	500,674	100.0

Sales and marketing expenses. Sales and marketing expenses consist primarily of variable marketing expenses, including those related to borrower and investor acquisition and retention and general brand and awareness building. Our user acquisition expenses represent the primary costs that are associated with our loan facilitation services.

The following table presents the sales and marketing expenses allocated to each segment, both in absolute amount and as a percentage of total sales and marketing expenses, during the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses:
Wealth management services	643,542	14.4	195,671	10.3	199,336	31,281	12.8
Consumer credit services	3,813,811	85.6	1,709,424	89.7	1,353,244	212,353	87.2
Others	—	—	—	—	764	120	0.0
Total sales and marketing expenses	4,457,353	100.0	1,905,095	100.0	1,553,344	243,754	100.0

The sales and marketing expenses for each of our wealth management products and services and consumer credit services decreased from 2019 to 2021 primarily due to our strategy to streamline our operation efficiency and prioritize risk management and quality of asset growth.

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

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on payments of dividends to shareholders.

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

China

Generally, our subsidiaries and the consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and the status was reaffirmed in 2021. Accordingly, it has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Yiren Hengsheng, one of our PRC subsidiaries, was qualified as a “software enterprise” in March 2021, and accordingly has been eligible for an exemption of enterprise income tax for 2020 and 2021 and a reduced enterprise income tax at the rate of 12.5% from 2022 through 2024. However, Yiren Hengsheng’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Yiren Hengsheng fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Hengyuda, one of our PRC subsidiaries, is eligible for a reduced enterprise income tax rate of 15% since 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, Hengyuda’s favorable tax treatment is subject to an annual filing requirement. Moreover, the relevant rules and policy initiative may change, and favorable tax treatment under these rules are available only to companies meeting certain qualifications.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue (including revenue from related parties of RMB142,477, RMB145,442 and RMB573,158 for the years ended December 31, 2019, 2020 and 2021, respectively) (1)	8,616,784	100.0	3,961,962	100.0	4,477,929	702,685	100.0
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB434,875, RMB111,550 and RMB1,548 for the years ended December 31, 2019, 2020 and 2021, respectively)	(4,457,353)	(51.7)	(1,905,095)	(48.1)	(1,553,344)	(243,754)	(34.7)
Origination, servicing and other operating costs (including costs from related parties of RMB409,287, RMB718,734 and RMB354,985 for the years ended December 31, 2019, 2020 and 2021, respectively)	(665,083)	(7.7)	(1,104,682)	(27.9)	(760,858)	(119,395)	(17.0)
General and administrative (including expenses from related parties of RMB122,338, RMB 192,934 and RMB135,118 for the years ended December 31, 2019, 2020 and 2021, respectively)	(731,806)	(8.5)	(627,368)	(15.8)	(508,869)	(79,853)	(11.4)
Provision for contingent liability	(9,462)	(0.1)	(3,187)	(0.1)	2,629	413	0.1
Allowance for contract assets, receivables and others	(1,625,051)	(18.9)	(371,629)	(9.4)	(370,154)	(58,085)	(8.3)
Loss of disposal	—	—	(655,839)	(16.6)	—	—	—
Total operating costs and expenses	(7,488,755)	(86.9)	(4,667,800)	(117.8)	(3,190,596)	(500,674)	(71.3)
Interest income/(expense), net	73,367	0.9	61,623	1.6	(73,383)	(11,515)	(1.6)
Fair value adjustments related to the Consolidated ABFE (2)	3,866	0.0	(143,988)	(3.6)	(37,442)	(5,875)	(0.8)
Gain on disposal of loan receivables and other beneficial rights	159,392	1.8	—	—	—	—	—
Other income, net	32,365	0.4	14,844	0.4	26,665	4,183	0.6
Total other income/(loss), net	268,990	3.1	(67,521)	(1.7)	(84,160)	(13,207)	(1.8)
Income/(loss) before provision for	1,397,019	16.2	(773,359)	(19.5)	1,203,173	188,804	26.9
Income tax (expenses)/benefits	(239,228)	(2.8)	80,611	2.0	(170,189)	(26,706)	(3.8)
Share of results of equity investees	(2,180)	(0.0)	—	—	—	—	—
Net income/(loss)	1,155,611	13.4	(692,748)	(17.5)	1,032,984	162,098	23.1
(1)	Net revenue is broken down as follows:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	5,182,028	60.1	1,329,720	33.6	2,105,776	330,442	47.0
Post-origination services	757,783	8.8	670,440	16.9	174,255	27,344	3.9
Account management services	2,016,678	23.4	921,779	23.3	—	—	—
Insurance brokerage services	—	—	430,830	10.9	755,691	118,584	16.9
Financing services	1,618	0.0	59,658	1.5	524,840	82,359	11.7
Electronic commerce services	—	—	—	—	33,114	5,196	0.7
Others	658,677	7.7	549,535	13.8	884,253	138,760	19.8
Total net revenue	8,616,784	100.0	3,961,962	100.0	4,477,929	702,685	100.0
(2)	We consolidated certain trusts or Asset Backed Special Plan (“ABS plan”) as a whole, which we refer to in this annual report collectively as “Consolidated Assets Backed Financing Entities” or the “Consolidated ABFE.” For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

Segment Information

As a result of the acquisition of the Acquired Businesses under common control, we changed our internal organization structure and our reportable segments and currently have two reportable segments, namely Yiren Wealth and Yiren Credit. Yiren Credit is our credit-tech platform that has the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products funded by investors, and since September 2020, loans provided on our credit-tech platform have been funded by institutional funding partners only. Yiren Wealth is our wealth management platform that specifically targets the mass affluent investors and provides them with one-stop asset allocation-based wealth management solutions. In 2021, we launched an e-commerce channel and “Yiren Select” initiative to better addresses our users’ needs by offering a wide variety of competitively priced products on our e-commerce channel across various categories including skin care and beauty, electronics and appliances and allow users to finance purchases through our loan products, and providing selected and customized non-financial products and services under “Yiren Select” initiative. Therefore, we added an other reportable segment in 2021.

The table below provides a summary of our operating segment results for the years ended December 31, 2019, 2020 and 2021:

	For the Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net revenue:
Wealth management	2,176,215	1,432,364	1,260,513	197,803
Consumer credit	6,440,569	2,529,598	3,184,302	499,686
Others	—	—	33,114	5,196
Total net revenue	8,616,784	3,961,962	4,477,929	702,685
Operating costs and expenses:
Wealth management	(915,202)	(760,180)	(952,224)	(149,426)
Consumer credit	(6,194,071)	(3,703,031)	(2,130,221)	(334,278)
Others	—	—	(10,340)	(1,622)
Income/(loss) from operations:
Wealth management	1,261,013	672,184	308,289	48,377
Consumer credit	246,498	(1,173,433)	1,054,081	165,408
Others	—	—	22,774	3,574
Total segment income/(loss) from operations	1,507,511	(501,249)	1,385,144	217,359
Unallocated expenses	(379,482)	(204,589)	(97,811)	(15,348)
Other income/(expenses)	268,990	(67,521)	(84,160)	(13,207)
Income/(loss) before provision for income taxes	1,397,019	(773,359)	1,203,173	188,804

Set forth below is a breakdown of net revenue for each segment, both in absolute amount and as a percentage of total net revenue.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Consumer Credit Segment:
Loan facilitation services	5,182,028	60.1	1,329,720	33.6	2,105,776	330,442	47.0
Post-origination services	757,783	8.8	670,440	16.9	174,255	27,344	3.9
Financing services	1,618	—	59,658	1.5	524,840	82,359	11.7
Others	499,140	5.8	469,780	11.9	379,431	59,541	8.5
Subtotal	6,440,569	74.7	2,529,598	63.8	3,184,302	499,686	71.1
Wealth Management Segment:
Account management services	2,016,678	23.4	921,779	23.3	—	—	—
Insurance brokerage services	—	—	430,830	10.9	755,691	118,584	16.9
Others	159,537	1.9	79,755	2.0	504,822	79,219	11.3
Subtotal	2,176,215	25.3	1,432,364	36.2	1,260,513	197,803	28.2
Other Segment:
Electronic commerce services	—	—	—	—	33,114	5,196	0.7
Subtotal	—	—	—	—	33,114	5,196	0.7
Total net revenue	8,616,784	100.0	3,961,962	100.0	4,477,929	702,685	100.0

Consumer Credit Segment

Revenue from our consumer credit segment increased by 25.9% to RMB3,184.3 million (US$499.7 million) in 2021 from RMB2,529.6 million in 2020, primarily driven by the growth in the volume of loans facilitated through our marketplace, which increased to RMB23,195.2 million (US$3,639.8 million) in 2021 from RMB11,651.5 million in 2020. In particular, revenue from our loan facilitation services reached RMB2, 105.8 million (US$330.4 million) in 2021, representing a 58.4% increase from RMB1,329.7 million in 2020. Revenue from our financing services was RMB524.8 million (US$82.4 million) in 2021, representing a 779.7% increase from RMB59.7 million in 2020. The overall growth in both loan volume and number of borrowers was due to our enhanced digital operating capabilities and improved servicing standards, as we expand our products into more diversified consumption scenarios and effectively increase our customer base.

Revenue from our consumer credit segment decreased by 60.7% to RMB2, 529.6 million in 2020 from RMB6,440.6 million in 2019, primarily due to the declined volume of loans facilitated through our marketplace amid the challenging operating environment during the pandemic, which decreased to RMB11,651.5 million in 2020 from approximately RMB39,103.0 million in 2019. Specifically, revenue from our loan facilitation services was RMB1, 329.7 million in 2020, representing a 74.3% decrease from RMB5, 182.0 million in 2019. Revenue from our post-origination services reached RMB670.4 million in 2020, showing an 11.5% decrease from RMB757.8 million in 2019. Both the number of borrowers and loan volume facilitated through our marketplace decreased in 2020 as we implemented a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace. The COVID-19 outbreak also adversely affected our borrower acquisition in 2020.

Wealth Management Segment

Revenue from our wealth management segment decreased by 12.0% from RMB1,432.4 million in 2020 to RMB1,260.5 million (US$197.8 million) in 2021, primarily due to a 100% decrease in the revenue from our account management services from RMB921.8 million in 2020 to nil in 2021, partially offset by the increase in revenue from insurance brokerage services from RMB430.8 million in 2020 to RMB755.7 million (US$118.6 million) in 2021. The decrease in the revenue from our wealth management segment was primarily due to the spinoff of our legacy business.

Revenue from our wealth management segment decreased by 34.2% from RMB2,176.2 million in 2019 to RMB1,432.4 million in 2020, primarily due to a 54.3% decrease in the revenue from our account management services from RMB2,016.7 million in 2019 to RMB921.8 million in 2020, partially offset by the increase in revenue from insurance brokerage services from nil in 2019 to RMB430.8 million in 2020. The decrease in the revenue from our wealth management segment was primarily due to a decrease in the total volume of our legacy fixed income products that we ceased to offer in September, 2020.

Other Segment

Revenue from our other segment in 2021 was RMB33.1 million (US$5.2 million), as we launched an e-commerce channel and “Yiren Select” initiative to better addresses our users’ needs by offering an array of products and services in 2021.

All of our revenue was generated from the PRC and all of long-lived assets of us were located in the PRC. Depreciation and amortization expenses of wealth management for the years ended December 31, 2019, 2020 and 2021 were RMB2.7 million, RMB1.9 million and RMB1.4 million (US$0.2 million), respectively. Depreciation and amortization expenses of consumer credit for the years ended December 31, 2019, 2020 and 2021 were RMB89.9 million, RMB78.8 million and RMB29.2 million (US$4.6 million), respectively.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenue. Our net revenue increased from RMB3,962.0 million in 2020 to RMB4,477.9 million (US$702.7 million) in 2021, primarily due to a 25.9% increase in the revenue from our consumer credit services from RMB2,529.6 million in 2020 to RMB3,184.3 million (US$499.7 million) in 2021. The increase in the revenue from our consumer credit services was primarily due to the increase in the volume of loans facilitated through our marketplace, which increased from approximately RMB11,651.5 million in 2020 to RMB23,195.2 million (US$3,639.8 million) in 2021. Both the number of borrowers and loan volume facilitated through our marketplace increased in 2021 driven by our enhanced digital operating capabilities and improved servicing standards, as we expand our products into more diversified consumption scenarios and effectively increase our customer base. The revenue from our wealth management products and services decreased by 12.0% from RMB1,432.4 million in 2020 to RMB1,260.5 million (US$197.8 million) in 2021, primarily due to the spinoff of our legacy business.

Operating costs and expenses. Our total operating costs and expenses decreased from RMB4,667.8 million in 2020 to RMB3,190.6 million (US$500.7 million) in 2021, primarily attributable to the decrease in sales and marketing expenses, origination, servicing and other operating costs, and the one-time loss of disposal on business restructuring completed in 2020.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB1,905.1 million in 2020 to RMB1,553.3 million (US$243.8 million) in 2021, primarily due to a 20.8% decrease in sales and marketing expenses for consumer credit services from RMB1,709.4 million in 2020 to RMB1,353.2 million (US$212.4 million) in 2021. The decrease was primarily due to the optimization of cost structure. The sales and marketing expenses for wealth management products and services increased by 1.9% from RMB195.7 million in 2020 to RMB199.3 million (US$31.3 million) in 2021. Our sales and marketing expenses as a percentage of our total revenues decreased from 48.1% to 34.7% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs decreased from RMB1,104.7 million in 2020 to RMB760.9 million (US$119.4 million) in 2021. Our origination, servicing and other operating costs as a percentage of our total revenues decreased from 27.9% to 17.0% during the same period, primarily attributable to the spinoff of our legacy business.

General and administrative expenses. Our general and administrative expenses decreased from RMB627.4 million in 2020 to RMB508.9 million (US$79.9 million) in 2021. Our general and administrative expenses as a percentage of our total revenues decreased from 15.8% to 11.4% during the same period, primarily due to the optimization of our offline business and team structure.

Provision for contingent liability. Our provision for contingent liability decreased from RMB3.2 million in 2020 to negative RMB2.6 million (US$0.4 million) in 2021, primarily due to actual losses being lower than estimated.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others decreased from RMB371.6 million in 2020 to RMB370.2 million (US$58.1 million) in 2021, primarily due to the spinoff of our legacy business.

Interest income/(expense), net. Our interest income, net decreased from income of RMB61.6 million in 2020 to expense of RMB73.4 million (US$11.5 million) in 2021, primarily due to an increase in secured borrowings.

Fair value adjustments related to the Consolidated ABFE. Our fair value adjustments increased from a fair value loss of RMB144.0 million in 2020 to a fair value loss of RMB37.4 million (US$5.9 million) in 2021, primarily as the outstanding balance of loans under Consolidated ABFE decreased.

Other income, net. Our other income, net increased from RMB14.8 million in 2020 to RMB26.7 million (US$4.2 million) in 2021, primarily due to tax preference and governmental incentives.

Income tax (expenses)/benefits. We recorded income tax expenses of RMB170.2 million (US$26.7 million) in 2021 compared to income tax benefits of RMB80.6 million in 2020, which was mainly due to the increase in taxable income as a result of business recovery post restructuring.

Net income/(loss). As a result of the foregoing, our net income increased from net loss of RMB692.7 million in 2020 to net income of RMB1,033.0 million (US$162.1 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenue. Our net revenue decreased from RMB8,616.8 million in 2019 to RMB3,962.0 million in 2020, primarily due to a 60.7% decrease in the revenue from our consumer credit services from RMB6,440.6 million in 2019 to RMB2,529.6 million in 2020. The decrease in the revenue from our consumer credit services was primarily due to the decrease in the volume of loans facilitated through our marketplace, which decreased from approximately RMB39,103.0 million in 2019 to RMB11,651.5 million in 2020. Both the number of borrowers and loan volume facilitated through our marketplace decreased in 2020 as we implement tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace. In addition, our business scale had been adversely affected by the COVID-19 outbreak in 2020. The revenue from our wealth management products and services decreased by 34.2% from RMB2,176.2 million in 2019 to RMB1,432.4 million in 2020, primarily due to a decrease in the total scale of fixed income products we offered in 2020.

Operating costs and expenses. Our total operating costs and expenses decreased from RMB7,488.8 million in 2019 to RMB4,667.8 million in 2020, primarily attributable to the decrease in sales and marketing expenses, general and administrative expenses, and allowance for contract assets, receivables and others.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB4,457.4 million in 2019 to RMB1,905.1 million in 2020, primarily due to a 55.2% decrease in sales and marketing expenses for consumer credit services from RMB3,813.8 million in 2019 to RMB1,709.4 million in 2020. The decrease was primarily due to the decrease in the volume of loans facilitated through our marketplace and the increased marketing efficiencies. The sales and marketing expenses for wealth management products and services decreased by 69.6% from RMB643.5 million in 2019 to RMB195.7 million in 2020, primarily due to the decrease in the amount of in legacy products, which decreased from approximately RMB41,203.6 million in 2019 to RMB12,372.8 million in 2020. Our sales and marketing expenses as a percentage of our total revenues decreased from 51.7% to 48.1% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs increased from RMB665.1 million in 2019 to RMB1,104.7 million in 2020. Our origination, servicing and other operating costs as a percentage of our total revenues increased from 7.7% to 27.9% during the same period, primarily attributable to an increase in the commission expenses due to an increase in the total volume of insurance products sold under our wealth management business.

General and administrative expenses. Our general and administrative expenses decreased from RMB731.8 million in 2019 to RMB627.4 million in 2020. Our general and administrative expenses as a percentage of our total revenues increased from 8.5% to 15.8% during the same period, primarily due to the decrease in net revenue which was in line with the decreases in the loan volume facilitated through our marketplace and weighted average transaction and service fee rate.

Provision for contingent liability. Our provision for contingent liability decreased from RMB9.5 million in 2019 to RMB3.2 million in 2020, primarily due to a decrease in the outstanding balance of loans under the guarantee services we provided.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others decreased from RMB1,625.1 million in 2019 to RMB371.6 million in 2020, primarily due to a decrease in the loan volume and a better risk performance resulting from the evolution of our credit business model.

Loss of disposal. Our loss of disposal in 2020 was attributable to the restructuring in which the difference between the disposal consideration and the book value of the disposed businesses was recognized. The disposal consideration factored in the future expected losses of the disposed business.

Interest income, net. Our interest income, net decreased slightly from RMB73.4 million in 2019 to RMB61.6 million in 2020, primarily due to a decrease in available-for-sale investments and held-to-maturity investments.

Fair value adjustments related to the Consolidated ABFE. Our fair value adjustments decreased from a fair value gain of RMB3.9 million in 2019 to a fair value loss of RMB144.0 million in 2020, primarily due to the loss of principal and interest from the loans issued by Consolidated ABFE.

Gain on disposal of loan receivables and other beneficial rights. Gain on disposal of loan receivables and other beneficial rights decreased from RMB159.4 million in 2019 to nil in 2020, primarily due to the decrease in gains on disposal of consolidated ABFE in 2019.

Other income, net. Our other income, net decreased from RMB32.4 million in 2019 to RMB14.8 million in 2020, primarily due to the decrease in additional VAT deduction based on deductible input VAT in 2020.

Income tax (expenses)/benefits. We recorded income tax benefits of RMB80.6 million in 2020 compared to income tax expenses of RMB239.2 million in 2019, which was mainly due to the decrease in the taxable income as a result of the reduction of legacy business.

Net income/(loss). As a result of the foregoing, our net income decreased from net income of RMB1,155.6 million in 2019 to net loss of RMB692.7 million in 2020.

Discussion of Certain Balance Sheet Items

The following selected consolidated balance sheet as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated balance sheet as of December 31, 2019 have been derived from our audited recast consolidated financial statements not included in this annual report.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Assets:
Cash and cash equivalents	3,198,086	2,469,909	2,864,543	449,511
Restricted cash	71,056	237,239	80,800	12,679
Contract assets, net (net of allowance of RMB1,515,627, RMB467,306 and RMB350,686 as of December 31, 2019, 2020 and 2021, respectively)	2,398,685	750,174	1,105,905	173,541
Prepaid expenses and other assets	1,333,221	278,591	352,015	55,239
Loans at fair value	418,492	192,156	73,734	11,571
Financing receivables (net of allowance of nil, RMB32,975 and RMB65,489 as of December 31, 2019, 2020 and 2021, respectively)	29,612	1,253,494	1,697,962	266,449
Available-for-sale investments	460,991	175,515	177,360	27,832
Total assets	9,644,420	6,702,253	7,739,440	1,214,487
Liabilities:
Payable to investors at fair value	—	52,623	50,686	7,954
Accrued expenses and other liabilities	2,324,552	1,208,915	1,182,783	185,604
Secured borrowings	18,590	500,500	1,028,600	161,410
Refund liabilities	1,801,535	10,845	5,732	899
Total liabilities	5,154,330	2,924,589	2,918,008	457,899
Total (deficit)/equity	4,490,090	3,777,664	4,821,432	756,588
Total liabilities and equity	9,644,420	6,702,253	7,739,440	1,214,487

Cash and Cash Equivalents

Our cash and cash equivalents decreased by 22.8% from RMB3,198.1 million as of December 31, 2019 to RMB2,469.9 million as of December 31, 2020, primarily due to the disposal of Hengcheng.

Our cash and cash equivalents increased by 16.0% from RMB2,469.9 million as of December 31, 2020 to RMB2,864.5 million (US$449.5 million) as of December 31, 2021, primarily due to continuing improvement of cash management.

Restricted Cash

Restricted cash represents cash held by the consolidated ABFE through segregated bank accounts which is not available to fund our general liquidity needs and guarantee deposit in a restricted bank account. The following table sets forth a breakdown of our restricted cash as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Restricted cash:
Consolidated ABFE	43,833	213,033	56,678	8,894
Guarantee deposit	27,223	24,206	24,122	3,785
Total restricted cash	71,056	237,239	80,800	12,679

Restricted cash increased by 233.9% from RMB71.1 million as of December 31, 2019 to RMB237.2 million as of December 31, 2020, primarily due to the establishment of new trusts and the collection of principal and interest from the loans issued by Consolidated ABFE.

Restricted cash decreased by 65.9% from RMB237.2 million as of December 31, 2020 to RMB80.8 million (US$12.7 million) as of December 31, 2021, primarily due to the disposal of our direct investments in trusts.

Contract Assets, Net

Contract assets decreased by 68.7% from RMB2,398.7 million, net of allowance of RMB1,515.6 million as of December 31, 2019 to RMB750.2 million, net of allowance of RMB467.3 million as of December 31, 2020, primarily due to the transaction and service fees received in 2020 as well as the disposal of Hengcheng, partially offset by contract assets recognized in relation to the loans facilitated in 2020.

Contract assets increased by 47.4% from RMB750.2 million, net of allowance of RMB467.3 million as of December 31, 2020 to RMB1,105.9 million (US$173.5 million), net of allowance of RMB350.7 million (US$55.0 million) as of December 31, 2021, primarily due to the loans facilitated in 2021.

Prepaid Expenses and Other Assets

The following table sets forth a breakdown of our prepaid expenses and other assets as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Prepaid Expenses and Other Assets:
Loans to third parties	516,079	—	—	—
Funds receivable from external payment network providers	331,534	105,741	82,976	13,021
Funds receivable from insurance and guarantee companies	289,752	—	—	—
Prepaid expenses	64,923	34,789	35,618	5,589
Receivable from Tianda Xinan (Beijing) Guarantee Co., Ltd.	16,891	24,851	—	—
Prepaid VAT and surcharge tax	889	—	—	—
Deposits	76,994	54,298	213,852	33,558
Guarantee receivable	—	20,244	6,015	944
Interest receivable	8,194	14,660	697	109
Others	27,965	24,008	12,857	2,018
Total prepaid expenses and other assets	1,333,221	278,591	352,015	55,239

Prepaid expenses and other assets decreased by 79.1% from RMB1,333.2 million as of December 31, 2019 to RMB278.6 million as of December 31, 2020, primarily due to (i) the decrease in funds receivable from external payment network providers and funds receivable from insurance and guarantee companies as a result of the disposal of Hengcheng and (ii) the decrease in loans to third parties as a result of the debt liquidation within the group.

Prepaid expenses and other assets increased by 26.4% from RMB278.6 million as of December 31, 2020 to RMB352.0 million (US$55.2 million) as of December 31, 2021, primarily due to the increase in deposits for business cooperation.

Loans at Fair Value

Loans at fair value represented the fair value of loans invested by the Consolidated ABFE, which decreased by 54.1% from RMB418.5 million as of December 31, 2019, to RMB192.2 million as of December 31, 2020, and further decreased to RMB73.7 million (US$11.6 million) as of December 31, 2021, primarily due to the decrease in the balance of loans invested by the Consolidated ABFE.

Financing receivables

Financing receivables represented loans issued by Hainan Haijin Yichuang Micro-lending Co., Ltd. and lease receivables arising from direct financing leases issued by Yichuang Financial Leasing. Financing receivables increased by 4,133.1% from RMB29.6 million, net of allowance of nil as of December 31, 2019 to RMB1,253.5 million, net of allowance of RMB33.0 million as of December 31, 2020, primarily due to an increase in the volume of direct financing leases issued by Yichuang Financial Leasing.

Financing receivables increased by35.5% from RMB1,253.5 million, net of allowance of RMB33.0 million as of December 31, 2020 to RMB1,698.0 million (US$266.4 million), net of allowance of RMB65.5 million (US$10.3 million) as of December 31, 2021, primarily due to the steady growth of financing leases business.

Available-for-sale Investments

Available-for-sale investments primarily included debt securities which can be redeemed on a T+1 basis or upon maturity. Available-for-sale investments decreased by 69.1% from RMB461.0 million as of December 31, 2019 to RMB175.5 million as of December 31, 2020, primarily due to redemption of securities, and slightly increased to RMB177.4 million (US$27.8 million) as of December 31, 2021.

Payable to Investors at Fair Value

Payable to investors at fair value represented the amount payable by the Consolidated ABFE to its investors, which increased from nil as of December 31, 2019 to RMB52.6 million in 2020, primarily due to the external contribution to our consolidated ABFE, and decreased to RMB50.7 million (US$8.0 million) in 2021, primarily due to principal payments to the consolidated ABFE.

Accrued Expenses and Other Liabilities

The following table sets forth a breakdown of our accrued expenses and other liabilities as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Accrued Expenses and Other Liabilities:
Accrued payroll and welfare	772,590	668,197	538,910	84,567
Tax payable	803,116	194,406	250,445	39,300
Funds collected on behalf of third-party guarantee companies	425,920	27,925	20,048	3,146
Accrued customer incentives	81,297	54,703	25,967	4,075
Accrued advertisement expenses	62,472	15,467	77,205	12,115
Payable to investors	68,011	110,227	124,147	19,481
Guarantee liabilities	4,397	42,229	42,934	6,737
Others	106,749	95,761	103,127	16,183
Total accrued expenses and other liabilities	2,324,552	1,208,915	1,182,783	185,604

Accrued expenses and other liabilities decreased from RMB2,324.6 million as of December 31, 2019 to RMB1,208.9 million as of December 31, 2020, primarily due to the decrease in tax payable and funds collected on behalf of third-party guarantee companies as a result of disposal of Hengcheng.

Accrued expenses and other liabilities decreased from RMB1,208.9 million as of December 31, 2020 to RMB1,182.8 million (US$185.6 million) as of December 31, 2021, primarily due to (i) the decrease in accrued payroll and welfare as a result of a decrease in the number of our personnel and (ii) the increase in tax payable and accrued advertisement expense as a result of business growth.

Secured borrowings

Secured borrowings were primarily generated from several financing arrangements of Yichuang Financial Leasing, with a principal amount of RMB862.0 million and RMB541.6 million (US$85.0 million) during the year of 2020 and 2021, respectively. It increased from RMB18.6 million as of December 31, 2019 to RMB500.5 million as of December 31, 2020, and further increased to RMB1,028.6million (US$161.4 million) as of December 31, 2021, which was primarily due to the growth of external borrowings. Apart from that, an addition of RMB361.5 million and RMB334.8 million (US$52.5 million) were recorded in “amount due to related parties” on the consolidated balance sheets as of December 31, 2010 and 2021, respectively.

Refund liabilities

Refund liabilities represented the transaction fees which have been received but were expected to be refunded, which decreased from RMB1,801.5 million as of December 31, 2019 to RMB10.8 million as of December 31, 2020, and further decreased to RMB5.7 million (US$0.9 million) as of December 31, 2021, primarily due to the net payout of refunds.

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

On December 31, 2020, we consummated another business restructuring with CreditEase and had disposed of the Disposed Business. In connection with the business restructuring, we are no longer engaged in online lending information intermediary business. CreditEase takes over the investor protection program and is responsible to ensure the winding-down of the outstanding loan collection activities relating the Disposed Business in an orderly manner in accordance with the related rules and regulations.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, proceeds from the issuance and sale of our shares, and proceeds from loans borrowed from third parties. In December 2015, we completed our initial public offering in which we issued and sold an aggregate of 7,500,000 ADSs, representing 15,000,000 ordinary shares, resulting in net proceeds to us of approximately US$64.9 million. Concurrently with our initial public offering, we sold 2,000,000 ordinary shares to Baidu Hong Kong in a private placement, resulting in net proceeds to us of approximately US$9.0 million. As of December 31, 2021, we had cash and cash equivalents of approximately RMB2,864.5 million (US$449.5 million), as compared to cash and cash equivalents of approximately RMB2,469.9 million as of December 31, 2020.

As of December 31, 2021, we had restricted cash of approximately RMB80.8 million (US$12.7 million), as compared to RMB237.2 million as of December 31, 2020. The decrease in restricted cash was mainly due to the disposal of our direct investments in trusts. As of December 31, 2021, the restricted cash represented the cash held by the remaining Consolidated ABFE and the cash set aside for guarantee deposit.

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

Our accounts receivable primarily include the commission receivable from insurance brokerage service, the transaction fees receivable from borrowers and service fees receivable from industry partners. As of December 31, 2019, 2020 and 2021, we had accounts receivable of RMB3.4 million, RMB122.7 million and RMB305.0 million (US$47.9 million), respectively. The increase in our accounts receivable from 2019 to 2020 and the increase from 2020 to 2021 were primarily due to the increase in service fees receivable from industry partners and commission receivable from insurance brokerage service. As of December 31, 2021, we had RMB93.8 million (US$14.7 million) in service fees receivable from industry partners and RMB159.7 million (US$25.1 million) in commission receivable from insurance brokerage service.

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

Although we consolidated the results of operations of Yiren Wealth, Tianjin Linyang and CreditEase Puhui, the consolidated variable interest entities, we only have access to the cash balances and the future earnings of Yiren Wealth, Tianjin Linyang and CreditEase Puhui through our contractual arrangements with them. See “Item 4. Information on the Company—A. History and Development of Our Company.” In addition, although we consolidate the cash flow of the Consolidated ABFE into our cash flow, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs. For more information about the Consolidated ABFE, please see “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation” below. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure” below.

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be filed for record with MOFCOM or its local counterparts; and
●	loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	274,168	282,028	158,192	24,824
Net cash provided by/(used in) investing activities	1,110,001	(1,796,663)	(346,507)	(54,374)
Net cash (used in)/provided by financing activities	(1,149,705)	955,448	427,446	67,076
Effect of foreign exchange rate changes	193	(2,807)	(936)	(147)
Net (decrease)/increase in cash, cash equivalents and restricted cash	234,657	(561,994)	238,195	37,379
Cash, cash equivalents and restricted cash, beginning of year	3,034,485	3,269,142	2,707,148	424,811
Cash, cash equivalents and restricted cash, end of year	3,269,142	2,707,148	2,945,343	462,190

Operating Activities

Net cash generated provided by operating activities was RMB158.2 million (US$24.8 million) in 2021. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including allowance for contract assets, receivables and others of RMB370.2 million (US$58.1 million), partially offset by changes in certain working capital items, including an increase in contract assets of RMB668.2 million (US$104.9 million), and a decrease in amounts related to related parties of RMB437.8 million (US$68.7 million).

Net cash generated provided by operating activities was RMB282.0 million in 2020. The difference between our net loss and our net cash provided by operating activities was primarily attributable to certain non-cash items, including loss of disposal of RMB655.8 million related to Heng cheng, allowance for contract assets, receivables and others of RMB371.6 million and amortization of right-of-use assets of RMB235.7 million, partially offset by changes in certain working capital items, including a decrease in contract assets of RMB817.5 million, a decrease in refund liabilities of RMB627.9 million, a decrease in accrued expenses and other liabilities of RMB458.0 million and a decrease in deferred revenue of RMB246.3 million.

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

Investing Activities

Net cash used in investing activities was RMB346.5 million (US$54.4 million) in 2021, which was primarily attributable to origination of financing receivables, partially offset by repayments of financing receivables.

Net cash used in investing activities was RMB1,796.7 million in 2020, which was primarily attributable to disposal of subsidiaries under common control, net of cash disposed, investment in financing receivables, purchase of available-for-sale investments, partially offset by proceeds from disposal of available-for-sale investments, and collection of principal of loans to third parties.

Net cash provided by investing activities was RMB1,110.0 million in 2019, which was primarily attributable to proceeds on disposal of available-for-sale investments, collection of principal of loans to related parties and collection of principal of loans at fair value, partially offset by loan to a related party and purchase of available-for-sale investments.

Financing Activities

Net cash provided by financing activities was RMB427.4 million (US$67.1 million) in 2021, which was mainly attributable to RMB575.9 million (US$90.4 million) of loan from third parties.

Net cash provided by financing activities was RMB955.4 million in 2020, which was mainly attributable to RMB500.5 million of loan from external parties, RMB361.5 million of loans from related parties and RMB174.0 million of external contribution to our consolidated ABFE, partially offset by RMB47.0 million of acquisition of subsidiaries under common control.

Net cash used in financing activities was RMB1,149.7 million in 2019, which was mainly attributable to RMB1,410.0 million deferred payment of contingent consideration, partially offset by RMB747.7 million loans from related party.

Capital Expenditures

We made capital expenditures of RMB48.0 million, RMB13.7 million and RMB9.4 million (US$1.5 million) in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. We will continue to make capital expenditures to meet the requirements of our business operations.

Holding Company Structure

Yiren Digital Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities in China. As a result, Yiren Digital Ltd.’s ability to pay dividends depends upon dividends paid by YouRace Hengchuang and Hengyuda, our PRC subsidiaries, and Yiren Wealth, Tianjin Linyang and CreditEase Puhui, the consolidated variable interest entities. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of the consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021:

As of December 31, 2021
RMB in thousands
2022	31,854
2023	21,800
2024	18,718
2025	2,776
2026 and thereafter	—
Total	75,148

Our operating lease obligations relate to our leases of office premises. We lease our principal office premises under a non-cancelable operating lease with an expiration date in May 2023. Rental expenses under operating leases for 2019, 2020 and 2021 were RMB283.8 million, RMB244.9 million and RMB99.0 million (US$15.5 million), respectively.

Payables to investors related to the Consolidated ABFE have been excluded from the table above. We will make such payments to the investors related to the Consolidated ABFE if and when we receive the related loan payments from borrowers. We do not have any contractual obligations to make such payments out of our own liquidity resources.

We also have obligations relate to secured borrowings. In 2020 and 2021, Yichuang Financial Leasing entered into several financing arrangements, with a principal amount of RMB862.0 million and RMB541.6 million (US$85.0 million), respectively. According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right of certain financial receivables totaling RMB909.1 million and RMB550.0 million (US$86.3 million), respectively, with remaining lease terms ranging from one to three years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right of financial receivables did not constitute a real asset transformation under the PRC law, the proceeds from the external creditors were considered as secured borrowings. Our secured borrowings have maturities ranging from one to three years. As of December 31, 2021, we recorded secured borrowings of RMB1,028.6 million (US$161.4 million) and amount due to related parties of RMB334.8million (US$52.5 million) on our consolidated balance sheets as of December 31, 2021.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

C.	Product Development

We had a dedicated product development team consisting of 49 full-time employees as of December 31, 2021. This team is responsible for developing and implementing new consumer finance products to introduce on to our marketplace.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

While our significant accounting policies are described in more detail in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements appearing in Item 8 of this Annual Report, we believe the following critical accounting estimates used in the preparation of our consolidated financial statements require the most difficult, subjective and complex judgments and estimates and have had, or are reasonably likely to have a material impact on our financial condition or results of operations.

Revenue

We provide loan facilitation services, post-origination services and guarantee services (the amounts of the loans guaranteed by us was immaterial). Revenues from loan facilitation are recognized at the time a loan is originated. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services, if any, are recognized amortized during the guarantee term.

Significant management judgment is applied to the determination and allocation of the transaction price, including: (i) estimation of variable consideration, and (ii) determination of standalone selling price of each performance obligation.

We do not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available. As a result, the estimation of standalone selling price involves significant judgments. We use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors. However, for post-origination services, given the main services are about loan collecting and cash processing, we can refer to other companies performing the same services, therefore a direct observable standalone selling price for similar services in the market is available. We estimate the standalone selling prices of loan facilitation services and post-facilitation services based on historical cost data adjusted by current service patterns such as tenure, which could change with the evolvement of our product mix. There has been no material change to the allocation ratio between the two performance obligations during the year ended December 31, 2021.

The transaction price includes variable consideration in the form of prepayment risk of the borrowers, and we estimate variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. A decrease in the amount of loans to be repaid in advance or an increase in tenure of early repayment would result in a greater amount of total transaction price than initially expected and vice versa. If the estimate of the prepayment rates suffers 0.5 percentage point increase/decrease, it would result in a decrease of RMB23.0 million (US$3.6 million) and an increase of RMB22.4 million (US$3.5 million) for revenue recognized for the year ended December 31, 2021.

Allowance for contract assets

Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. Allowance for contract assets are based on net cumulative expected loss rates, taking the historical default rate of loans originated in the same vintage, as well as national or local economic conditions that correlate with defaults on loans into consideration. We regularly review the methodology and assumptions used for estimating the net cumulative expected loss rates.

As of December 31, 2021, allowance for contract assets is RMB350.7 million (US$55.0 million). If the estimate of the net cumulative expected loss rates suffers 0.5 percentage point increase/decrease, it would result in an increase of RMB22.3 million (US$3.5 million) and a decrease of RMB15.5 million (US$2.4 million) for allowance for contract assets.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers*	Age	Position/Title
Ning Tang	49	Executive Chairman and Chief Executive Officer
Tina Ju	57	Director
Qing Li	45	Director
Jingsheng Huang	64	Director
Sam Hanhui Sun	49	Independent Director
Chaomei Chen	63	Independent Director
Hao Li	44	Independent Director
Na Mei	41	Chief Financial Officer
George Liu	59	Chief Risk Officer
*	We also have a non-voting observer on our board of directors, Mr. Kwok King Kingsley Chan, a managing director at Morgan Stanley Private Equity Asia.

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

Mr. Jingsheng Huang has served as our director since December 17, 2015. Mr. Huang is Senior Advisor to CreditEase on impact and private equity investment since January 1, 2020. Prior to that, he was the managing executive director at Harvard Center Shanghai. Mr. Huang has also served as an independent non-executive director of SOHO China, a company listed on the Hong Kong Stock Exchange, since August 2018. Mr. Huang has served as a non-executive director of Gushengtang, a company listed on the Hong Kong Stock Exchange, since July 2021. Prior to that, he was a partner of TPG Growth and RMB Funds based in Shanghai, China. Before joining TPG, he was a managing director at Bain Capital LLC, where he set up and ran its Shanghai operations. Prior to that, Mr. Huang served multiple positions in the investment industry, including managing director in China at SOFTBANK Asia Infrastructure Fund, partner at SUNeVision Ventures and senior manager of strategic investment at Intel Capital. Before starting his investment career, Mr. Huang was the director of research operations at GartnerGroup, a cofounder and vice president of marketing at Mtone Wireless and an English lecturer at Communication University of China. Before joining Harvard, Mr. Huang served as a member of the board of China Venture Capital Association and a deputy chairman of Shanghai Private Equity Association. Mr. Huang served as an independent director of Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange, until June 2019. Mr. Huang currently serves as an independent director of SOHO China Ltd., a company listed on the Hong Kong Stock Exchange. Mr. Huang received an M.B.A degree from Harvard Business School, an M.A. from Stanford University and a B.A. from Beijing Foreign Studies University.

Mr. Sam Hanhui Sun has served as our director since December 17, 2015. Mr. Sun currently serves as an independent director and audit committee chair of iQIYI Inc., a Nasdaq-listed company, and an independent director and audit committee chair of Zhihu Inc., a NYSE-listed company. From January 2010 to September 2015, Mr. Sun assumed a couple of positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq, including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on Nasdaq-listed company, from 2007 to 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group, including eight years at the Beijing office of KPMG, where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun currently serves as an independent director and audit committee chair of CAR Inc., a company listed on the Hong Kong Stock Exchange and an independent director and audit committee chair of iQIYI Inc., a Nasdaq-listed company. Mr. Sun received a B.E. in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Ms. Chaomei Chen has served as our director since December 18, 2016. Ms. Chen had been part of our Advisory Committee from January 2016 to December 2016. Previously, Ms. Chen served as chief risk officer of LendingClub from June 2011 to December 2015. Before LendingClub, she served as chief risk officer of WaMu Card Services at JPMorgan Chase from October 2005 to August 2009. Prior to JPMorgan Chase, Ms. Chen was vice chairman and chief credit officer at Providian Financial Services from August 2002 to September 2005. Ms. Chen graduated with a B.S. degree in mathematics from the Southwestern Jiaotong University in China and earned an M.S.E. degree in mathematical science from Whiting School of Engineering at the Johns Hopkins University.

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

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB9.3 million (US$1.5 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For information regarding the share-based incentive awards that we have granted to our officers and directors, please refer to “—Share Incentive Plans.”

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

Share Incentive Plans

We have adopted three share incentive plans, namely, the 2015 Share Incentive Plan, 2017 Share Incentive Plan, and 2020 Share Incentive Plan, which allow us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. These three plans are referred to as the 2015 Plan, 2017 Plan and 2020 Plan, respectively. Pursuant to the 2015 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2015 Plan is 3,939,100 ordinary shares. As of June 30, 2022, there was no restricted share unit outstanding under the 2015 Plan. Pursuant to the 2017 Plan, the maximum aggregate number of shares which may be issued is 6,060,900. As of June 30, 2022, 154,146 restricted share units were outstanding under the 2017 Plan. Pursuant to the 2020 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2020 Plan is 18,560,000 ordinary shares. As of June 30, 2022, 1,367,208 restricted share units were outstanding under the 2020 Plan.

The following table summarizes, as of June 30, 2022, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under our 2015 Plan, 2017 Plan and 2020 Plan:

Ordinary Shares Underlying
Name	Restricted Share Units	Grant Date
Jingsheng Huang	*	July 1, 2018 and 2019
Sam Hanhui Sun	*	July 1, 2018, 2019 and June 30, 2020 and 2021
Chaomei Chen	*	July 1, 2018, 2019 and June 30, 2020 and 2021
Hao Li	*	June 30,2020 and 2021
Na Mei	*	July 1, 2018 and June 30, 2020 and 2021
George Liu	*	December 31, 2020
Other Individuals as a Group	*	July 1, 2017, 2018 and June 30, 2020 and 2021 and December 31, 2020 and January 1, 2022
*	Less than 1% of our total outstanding ordinary shares.

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

Audit Committee. Our audit committee consists of Sam Hanhui Sun, Chaomei Chen and Hao Li. Sam Hanhui Sun is the chairman of our audit committee. We have determined that Sam Hanhui Sun, Chaomei Chen and Hao Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions, including any transactions between us and CreditEase;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Sam Hanhui Sun, Chaomei Chen and Hao Li. Sam Hanhui Sun is the chairman of our compensation committee. We have determined that Sam Hanhui Sun, Chaomei Chen and Hao Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Chaomei Chen, Sam Hanhui Sun and Hao Li. Chaomei Chen is the chairman of our nominating and corporate governance committee. Chaomei Chen, Sam Hanhui Sun and Hao Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;
●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Each of our directors will hold office until the expiration of his or her term as provided in the written agreement with our company, if any, and until his or her successor has been elected or appointed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated, or (v) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees

As of December 31, 2019, 2020 and 2021, we had a total of 31,388, 13,728 and 3,797 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2021 by function:

	Number of
	Employees	% of Total
Function
Sales and Marketing	3,371	88.8
Operations	43	1.1
Technology	162	4.3
Risk Management	62	1.6
General and Administrative	110	2.9
Product Development	49	1.3
Total	3,797	100.0

As of December 31, 2021, all of our employees are based in China.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 170,681,302 ordinary shares outstanding as of June 30, 2022.

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

Ordinary Shares Beneficially
Owned as of June 30, 2022
	Number	%†
Directors and Executive Officers**:
Ning Tang(1)	62,244,893	36.5
Tina Ju(2)	—	—
Qing Li	*	*
Jingsheng Huang	*	*
Sam Hanhui Sun	*	*
Chaomei Chen	*	*
Hao Li	*	*
Na Mei	*	*
George Liu	*	*
All Directors and Executive Officers as a Group	62,595,675	36.7
Principal Shareholders:
CreditEase Holdings (Cayman) Limited(3)	143,421,412	84.0
*	Less than 1% of our total outstanding shares.
**

Except for Ms. Tina Ju, Mr. Qing Li, Mr. Sam Hanhui Sun, Mr. Jingsheng Huang, Ms. Chaomei Chen, Mr. Hao Li, Mr. George Liu, and Ms. Na Mei, the business address of our directors and executive officers is 5/F, Hanwei Plaza, No. 7, Guanghua Road, Chaoyang District, Beijing 100022, People’s Republic of China. The business address of Ms. Tina Ju is Level 19, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The business address of Mr. Qing Li is 23 Coniston Ct, Princeton, NJ 08540, USA. The business address of Mr. Sam Hanhui Sun is 64 Dong-gong Street, Dongcheng District, Beijing 100009, People’s Republic of China. The business address of Mr. Jingsheng Huang is B2-7B, Gemdale International Garden, 91 Jianguo Road, Beijing 100022, People’s Republic of China. The business address of Ms. Chaomei Chen is 338 Spear Street, 31-D, San Francisco, CA 94105, USA. The business address of Mr. Hao Li is Building G2, No. 56 Jianguo Road, Chaoyang District, Beijing, the People’s Republic of China. The business address of Mr. George Liu is 1912 Liesfeld Pky, Glen Allen, VA 23060, USA. The business address of Ms. Na Mei is 5/F, Hanwei Plaza, No. 7, Guanghua Road, Chaoyang District, Beijing, People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after June 30, 2022. The total number of ordinary shares outstanding as of June 30, 2022 is 170,681,302.

(1)	Mr. Ning Tang does not hold any ordinary share in our company directly. Mr. Tang, through a trust controlled by him, holds all equity interest of a British Virgin Islands company, which in turn owns 43.4% of the total outstanding shares of CreditEase, our parent company, on an as-converted basis.
(2)	Ms. Tina Ju is a founding and managing partner of KPCB China, which holds certain equity interest in CreditEase through its affiliated funds.

(3)	CreditEase Holdings (Cayman) Limited is incorporated in the Cayman Islands, and its business address is 3/F, Winterless Center Building A, Chaoyang District, Beijing, People’s Republic of China. CreditEase is owned by Mr. Ning Tang, our executive chairman, and a few investors, including IDG, KPCB China and Morgan Stanley Private Equity Asia, through their respective investment vehicles.

As of June 30, 2022, 26,186,080 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 15.3% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.Major Shareholders and Related Party Transactions

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

Amended and Restated Transitional Services Agreement

Under the amended and restated transitional services agreement, CreditEase agrees that, during the service period, as described below, CreditEase will provide us with various corporate support services, including but not limited to:

●	operational management support;
●	administrative support;
●	legal support;
●	human resources support;
●	corporate communications;
●	marketing;
●	global security & continuity; and
●	accounting, internal control and internal audit support.

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

Amended and Restated Intellectual Property License Agreement

Under the amended and restated intellectual property license agreement, CreditEase and we grant to each other and each party’s respective subsidiaries and the consolidated variable interest entities a worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, non-exclusive license of intellectual property owned by the licensing party to use, reproduce, modify, prepare derivative works of, perform, display, or otherwise exploit, except for certain trademarks with regard to which CreditEase agrees to grant us a worldwide, royalty-free, fully paid-up, sublicensable, transferable, unlimited and exclusive license to use, reproduce, modify, prepare derivative works of, perform, display, sublicense, transfer or otherwise exploit, until and unless such trademarks are transferred to our company or any of our subsidiaries or the consolidated variable interest entities.

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

Restructuring Agreement

On December 31, 2020, we entered into a restructuring agreement with CreditEase. Pursuant to the restructuring agreement, each of our company and CreditEase has caused the respective subsidiaries or the consolidated variable interest entities to execute and deliver the following agreements on December 31, 2020: (i) the termination agreement to terminate the contractual agreements by and among YouRace Hengchuang, Hengcheng and the shareholders of Hengcheng, including but not limited to the amended and restated equity interest pledge agreements, the powers of attorney, the amended and restated exclusive business cooperation agreement, the amended and restated exclusive option agreement and the amended and restated loan agreements, (ii) the contractual agreements through which CreditEase will conduct the business operations of Hengcheng, and (iii) the second amended and restated non-competition agreement between CreditEase and our company.

In consideration of Yiren Digital obtaining requisite corporate approvals and causing the applicable subsidiaries or the consolidated variable interest entities to execute the relevant agreement, CreditEase had caused its subsidiaries or the consolidated variable interest entities paid an aggregate amount equal to RMB67.0 million to our company’s designated subsidiaries or the consolidated variable interest entities at the closing.

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

CreditEase agrees not to compete with us during the non-competition period in any of the following business or any business that is of the same nature as the following business, in each case unless as may otherwise be approved in writing by the audit committee of the board of directors of Yiren Digital:

(i)	the online wealth management business targeting the mass affluent (which refer to individuals with RMB1,000,000 to RMB10,000,000 investable financial assets), unsecured and secured consumer lending, financial leasing, small and medium enterprise (SME) lending and other related services and businesses, conducted by the Yiren Digital and its subsidiaries and the consolidated variable interest entities anywhere in the world, and
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

Transactions with CreditEase Affiliated Entities

Prior to our establishment, our online consumer finance marketplace business was carried out by various subsidiaries and the consolidated variable interest entities of CreditEase, which provided us with origination and servicing, sales and marketing and general and administrative services. Since we completed our carve-out from CreditEase and became a stand-alone company in March 2015, affiliates of CreditEase have continued to provide certain supporting services to us. Expenses of services provided by CreditEase’s affiliates were recorded as service expenses charged by related parties in 2019, 2020 and 2021 based on various agreements that we entered into with relevant affiliates of CreditEase.

As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network. Our consolidated financial statements for 2019 reflects acquisition of CreditEase Puhui. Accordingly, the borrower acquisition and referral costs incurred by CreditEase Puhui 2019 were not treated as being attributable to CreditEase in our consolidated financial statements for 2019.

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
Customers acquisition and referral services	464,140	387,843	281,633	44,194
System support services	179,458	164,671	135,118	21,203
Credit assessment services	19,025	8,022	56,957	8,938
Collection services	296,493	421,726	17,943	2,816
Rental of equipment	4,384	—	—	—
Management consulting services	3,000	669	—	—
Customer calling center services	—	40,287	—	—
Total costs and expenses	966,500	1,023,218	491,651	77,151

Revenue derived from services provided by us to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2019, 2020 and2021 is recorded as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
Customers acquisition and referral service	28,547	138,438	442,570	69,448
Technical services	—	—	85,832	13,469
Post-loan management services	—	—	44,586	6,997
Fund distribution services	113,930	7,004	—	—
Sales of goods	—	—	170	27
Total revenue	142,477	145,442	573,158	89,941

For the years ended December 31, 2019, 2020 and 2021, we provided loans to CreditEase, its subsidiaries and affiliates with amount of RMB710.0 million, nil and nil, respectively. RMB814.5 million, nil and nil were repaid to us for the years ended December 31, 2019, 2020 and 2021, respectively.

For the years ended December 31, 2019, 2020 and 2021, CreditEase, its subsidiaries and affiliates provided loans to us with amount of RMB747.7 million, RMB361.5 million and RMB2.6 million (US$0.4 million), respectively. RMB108.5 million, nil and RMB29.3 million (US$4.6 million) were repaid by us for the years ended December 31, 2019, 2020 and 2021, respectively.

Business Relationships in Relation to Trusts

As part of our strategy to expand our institutional investor base, we have established business relationships with trusts, asset backed special plans and funds (collectively referred to as the “assets backed financing entities,” or “ABFEs”) which were administered by third-party trust companies, third-party asset management companies and Zhehao Asset Management (Shanghai) Co., Ltd, or Zhehao, an affiliate of CreditEase. The ABFEs were set up to invest solely in the loans facilitated on our platform and provide returns to the beneficiaries of the ABFEs through interest payments made by the borrowers. Under the arrangements, we normally invest in all of subordinate tranches and portion of senior tranches. We were designated as the service provider for the ABFEs. Through the transaction fees charged, security funds deposited, and direct investment, we have the right to receive benefits or bear losses from the ABFEs.

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

We treat ABFEs as the consolidated variable interest entities under U.S. GAAP for the reasons detailed in “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation,” and consolidate the financial results of the Consolidated ABFE in our consolidated financial statements in accordance with U.S. GAAP. The majority of ABFE was disposed of during the year ended December 31, 2019.

Contractual Arrangements with the Consolidated Variable Interest Entities and Their Respective Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among YouRace Hengchuang and Hengyuda, our PRC subsidiaries, Yiren Wealth, Tianjin Linyang and CreditEase Puhui, the consolidated variable interest entities, and the shareholders of Yiren Wealth, Tianjin Linyang and CreditEase Puhui. We also operated relevant business through contractual arrangements among YouRace Hengchuang, Hengcheng and the shareholders of Hengcheng, which had been terminated on December 31, 2020. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

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

Item 9.The Offer and Listing

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

Item 10.Additional Information

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote. Voting at any shareholders’ meeting is by show of hands unless before, or on the declaration of the result of, the show of hands, a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% in par value of the issued ordinary shares carrying the right to attend and vote at the general meeting present in person or by proxy. Each shareholder is entitled to one vote for each ordinary share registered in his or her name on our register of members.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Variations of Rights of Shares. The rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or in priority or subsequent such existing class of shares or the redemption or purchase of such existing class of shares. In addition, the right of holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to all of our issued and outstanding ordinary shares which, as at that date of the deposit, carry the right to vote at general meetings of our company, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated, or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

Proceedings of Board of Directors. Our memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors then in office.

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

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by each member carries voting rights under our articles of association, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

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

The State Administration of Taxation issued the Notice on Promulgating the Administrative Measures for Special Tax Investigation Adjustments and Mutual Agreement Procedures, or Notice 6, on March 17, 2017. Notice 6 further regulates and strengthens the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s length principles, Notice 6 specifies certain circumstances whereby such payments that do not comply with arm’s length principles may be subject to the special tax adjustments by the tax authority, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the value of such intangible assets, royalties paid to an overseas related party for the transfer of the right to use of the intangible assets with no economic benefits, and royalties paid to an overseas related party for the incidental benefits generated from the listing activities. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and the consolidated variable interest entities to our non-PRC entities, are made on an arm’s length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, United States expatriates, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based on the market price of our ADSs and the nature and composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for the reduced tax rate. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), which the U.S. Treasury Department has determined is satisfactory for this purpose, and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. (See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”) In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-refundable foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or ordinary shares in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be United States source, which may limit the ability to receive a foreign tax credit. If a U.S. holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

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

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our reporting currency was the U.S. dollar prior to April 1, 2016. In our consolidated financial statements prepared before April 1, 2016, our financial information that used RMB as the functional currency had been translated into U.S. dollars. Effective from April 1, 2016, we changed our reporting currency from the U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of a gain of RMB1.6 million, a loss of RMB8.3 million and a loss of RMB3.2 million (US$0.5 million) in 2019, 2020 and 2021, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Item 12.Description of Securities Other than Equity Securities

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

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time. For the year ended December 31, 2021, we did not receive any reimbursement from the depositary.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

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

For the period from December 17, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, we used US$6.4 million in the net proceeds from our initial public offering for repurchasing ADSs from the open market.

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

Item 15.Controls and Procedures

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Mr. Sam Hanhui Sun, an independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2015. We have posted a copy of our code of business conduct and ethics on our website at https://ir.yirendai.com/.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated.

	2020	2021
	RMB	RMB

	(in thousands)
Audit fees	19,500	19,874
Audit-related fees	570	1,290
Tax fees	335	—
All other fees	—	—
(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2021.
(2)	“Audit-related fees” represent the aggregate fees billed for assurance and related services rendered by our auditor.
(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditor.
(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditor other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees.”
(5)	On December 13, 2021, we engaged KPMG Huazhen LLP (“KPMG”) as our independent registered public accounting firm, and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). The fees for 2020 had been already paid to Deloitte. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

(6)	On April 28, 2022, we engaged Wei Wei as our independent registered public accounting firm, and dismissed KPMG. The fees for 2021 had been already paid to KPMG. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In June 2018, our board of directors approved a share repurchase program, whereby we are authorized to repurchase up to US$20.0 million of our ordinary shares in the form of ADSs. The share repurchase program was publicly announced on June 11, 2018. The table below sets forth a summary of the ADSs repurchased by us in 2021. In addition, we did not repurchase any ADSs in the open market pursuant to the share repurchase programs between January 1, 2022 and the date of this annual report. In September 2022, our board of directors adopted a share repurchase program, which approves and authorizes us to repurchase through one or more transactions up to US$20 million worth of our ADSs representing our ordinary shares. The share repurchase program previously adopted in 2018 has been simultaneously terminated.

				Approximate
			Total Number of	Dollar Value of
			ADSs Purchased	ADSs that May Yet Be
	Total Number of ADSs	Average Price Paid Per	as Part of Publicly	Purchased Under the Plan
Period	Purchased	ADS (US$)	Announced Plan	(US$)
August 2021	23,562	3.5038	23,562	13,981,880
September 2021	85,000	3.3177	85,000	13,699,877
October 2021	20,000	3.0673	20,000	13,638,531
Total	128,562	3.3128	128,562	13,638,531

Item 16F. Change in Registrant’s Certifying Accountant

On December 13, 2021, we replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as our independent registered public accounting firm. We engaged KPMG Huazhen LLP (“KPMG”) as our independent registered public accounting firm. The change of our independent registered public accounting firm has been approved by the board of director and the audit committee of our board. The decision to replace Deloitte was not made due to any disagreements between us and Deloitte.

The reports of Deloitte on our consolidated financial statements for the fiscal years ended December 31, 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2020 and the subsequent interim period through December 13, 2021, there have been no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Deloitte with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated September 21, 2022 is attached as Exhibit 16.1.

During the fiscal years ended December 31, 2019 and 2020, and the subsequent interim period through December 13, 2021, neither we nor anyone on behalf of us has consulted with KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

On April 28, 2022, we dismissed KPMG, and on the same date, we appointed Wei Wei, as our independent registered public accounting firm for the year ended December 31, 2021. The change of our independent registered public accounting firm had been approved by the board of director and the audit committee of our board, and the decision was not made due to any disagreements between us and KPMG. KPMG has never issued an audit report on our consolidated financial statements.

During the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through April 28, 2022, there were no (i) disagreements between us and KPMG on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of KPMG would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except that KPMG has advised us, subject to further evidence and assessments, on whether certain entities, which had not been disclosed to KPMG by us as related parties, should be deemed as our related parties. Such matters may have pervasive impact on the disclosures of related party transactions and certain financial statement captions including revenues and expenses, and at the time of KPMG’s dismissal, we did not provide adequate information for KPMG to resolve the abovementioned matters to their satisfaction. No conclusions had been reached before we dismissed KPMG as our independent registered public accounting firm.

We have provided KPMG with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from KPMG a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of KPMG’s letter dated April 29, 2022 is attached as Exhibit 16.2.

During the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through April 28, 2022, neither we nor anyone on behalf of us has consulted with Wei Wei regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Wei Wei concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. As of June 30, 2022, CreditEase held more than 50% of our total voting power. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors.

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

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of Yiren Digital Ltd., its subsidiaries and the consolidated variable interest entities are included at the end of this annual report.

Item 19.Exhibits

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

4.7

Master Transaction Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated November 9, 2015 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.8

Amended and Restated Transitional Services Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated March 25, 2019 (incorporated herein by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

4.9

Amended and Restated Cooperation Framework Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated March 25, 2019 (incorporated herein by reference to Exhibit 4.9 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

4.10

Amended and Restated Intellectual Property License Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated March 25, 2019 (incorporated herein by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

4.11

Restructuring Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated December 31, 2020 (incorporated herein by reference to Exhibit 4.11 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.12

Second Amended and Restated Non-competition Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated December 31, 2020 (incorporated herein by reference to Exhibit 4.12 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.13

Loan Agreement and Amended and Restated Loan Agreements, dated December 19, 2019, between Hengyuda and the shareholders of Yiren Wealth (incorporated herein by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2020)

4.14

Equity Interest Pledge Agreement and Amended and Restated Equity Interest Pledge Agreements, dated December 19, 2019, among Hengyuda, Yiren Wealth and the shareholders of Yiren Wealth (incorporated herein by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2020)

4.15

Powers of Attorney granted to Hengyuda by the shareholders of Yiren Wealth, dated December 19, 2019 (incorporated herein by reference to Exhibit 4.18 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2020)

4.16

Exclusive Business Cooperation Agreement between Hengyuda and Yiren Wealth dated October 13, 2016 (incorporated herein by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 24, 2017)

4.17

Exclusive Option Agreement and Amended and Restated Exclusive Option Agreements, dated December 19, 2019, among Hengyuda, Yiren Wealth and the shareholders of Yiren Wealth (incorporated herein by reference to Exhibit 4.20 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2020)

4.18

Loan Agreements, dated April 21, 2021, between YouRace Hengchuang (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.) and the shareholders of Tianjin Linyang (incorporated herein by reference to Exhibit 4.18 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.19

Equity Interest Pledge Agreements, dated April 21, 2021, among YouRace Hengchuang (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), Tianjin Linyang and the shareholders of Tianjin Linyang (incorporated herein by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

Exhibit Number	Description of Document

4.20

Powers of Attorney granted to YouRace Hengchuang (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.) by the shareholders of Tianjin Linyang, dated April 21, 2021 (incorporated herein by reference to Exhibit 4.20 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.21

Exclusive Business Cooperation Agreement, dated April 21, 2021, between YouRace Hengchuang (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.) and Tianjin Linyang (incorporated herein by reference to Exhibit 4.21 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.22

Exclusive Option Agreements, dated April 21, 2021, among YouRace Hengchuang (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), Tianjin Linyang and the shareholders of Tianjin Linyang (incorporated herein by reference to Exhibit 4.22 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.23

Loan Agreements, dated October 27, 2020, between YouRace Hengchuang and the shareholders of CreditEase Puhui (incorporated herein by reference to Exhibit 4.23 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.24

Equity Interest Pledge Agreements, dated October 27, 2020, among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui (incorporated herein by reference to Exhibit 4.24 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.25

Powers of Attorney granted to YouRace Hengchuang by the shareholders of CreditEase Puhui, dated October 27, 2020 (incorporated herein by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.26

Exclusive Business Cooperation Agreement, dated October 27, 2020, between YouRace Hengchuang and CreditEase Puhui (incorporated herein by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.27

Exclusive Option Agreements, dated October 27, 2020, among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui (incorporated herein by reference to Exhibit 4.27 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.28

Share Subscription Agreement between the Registrant and CreditEase Holdings (Cayman) Limited dated March 25, 2019 (incorporated herein by reference to Exhibit 4.34 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

4.29

Amendment to the Share Subscription Agreement between CreditEase and Yirendai Ltd. dated July 10, 2019 (incorporated herein by reference to Exhibit 99.2 to CreditEase’s Schedule 13D filed with the Securities and Exchange Commission on July 16, 2019)

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Wei, Wei & Co., LLP

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Committee, dated September 21, 2022

16.2

Letter from KPMG Huazhen LLP to the Securities and Exchange Committee, dated April 29, 2022 (incorporated herein by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K (File No. 001-37657), furnished with the Securities and Exchange Commission on April 29, 2022)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yiren Digital Ltd.

By:	/s/ Ning Tang
	Name:	Ning Tang
	Title:	Executive Chairman of the Board of
Directors and Chief Executive Officer

Date: September 21, 2022

YIREN DIGITAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Yiren Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yiren Digital Ltd., and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of operations, comprehensive income/(loss), changes in equity, and cash flows, for the year then ended, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

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

Contract assets and allowance for contract assets-Refer to Note 2 of the financial statements

Critical Audit Matter Description

The contract assets represent the Company’s right to service fees in exchange for facilitation services that the Company provided to borrowers before payment is due. An allowance for contract assets is established for uncollectible accounts based on a projected default rate of service fees. As of December 31, 2021, the Company recorded RMB351 Allowance for contract assets. In determining whether an impairment loss should be recognized in the financial statements, the Company evaluates any observable data that might indicate there is a measurable decrease in the estimated future cash flows from contract assets. This evaluation process includes evidence of observable data indicating whether the borrower might have experienced an adverse change in its credit risk, or change in national or local economic conditions that correlate with defaults on loans. Given the uncertainty related to the collectability of long term loans, the Company makes estimates based on the borrower’s credit risk which is adjusted based on the current relevant observable data that reflect the most updated internal and external factors, including forward looking factors regarding the collectability of the long term loans.

How the Critical Audit Matters Were Addressed in the Audit

(1)	Our audit procedures related to the contract assets included the following:
●	We engaged IT Specialists to test the effectiveness of key controls in system development management, system change management, information security management and operation and maintenance management of the Company’s New Core system and Epolicy system.
●	We tested the accuracy and evaluated the reliability of the transaction data and the relevant observable rate of origination and renewal insurance services.
●	We tested the integrity of the transaction data from the Company’s New Core system and Epolicy system. with the assistance of IT specialists.
●	We tested the accuracy of historical data for the renewal rate of insurance.
(2)	Our audit procedures related to the allowance for contract assets included the following:
●	We evaluated management’s ability to accurately estimate by retrospectively evaluating subsequent actual write-off ratios to management’s historical estimates.
●	We evaluated the rationality of the computation model and tested the calculation and input used in the model.
●	We tested the accuracy and evaluated the reliability of the historical default data as an input to the model with the assistance of the IT specialists.

Related parties and related party transactions – Refer to Note 8 of the financial statements

Critical Audit Matter Description

The Company conducted transactions with its subsidiaries and affiliates during the normal course of its business in 2021. In addition, there are certain overlapping directors and executive officers between the companies. Each of these entities is a related party. The Company has entered into a number of transactions with these related parties, including agreements for customers acquisition and referral services, system support and loans collection services, which represented as costs and expenses to the Company, and agreements for customers acquisition and referral technical services and post-loan management services, which represented as revenue to the Company. We identified the evaluation of the identification of related parties and related party transactions as a critical audit matter. Auditor judgment was involved in assessing the sufficiency of the procedures performed to identify related parties and related party transactions of the Company.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following procedures to evaluate the identification of related parties and related party transactions by the Company:

●	Conducted background checks, and reviewed other public research sources for information related to transactions between the Company and its related parties.
●	Performed confirmations for account balances with related parties.
●	Reviewed transaction details in the accounts payable system for transactions with related parties.
●	Reviewed director and officer questionnaires from the Company’s directors and officers.
●	Examined the Company’s reconciliation of its related parties’ transactions and balances.
●	Reviewed the Company’s minutes from meetings of the Board of Directors.
●	Tested sales transactions between the Company and its related parties.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2022.

Flushing, New York

September 21, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Yiren Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Yiren Digital Ltd., and its subsidiaries (the “Company”) as of December 31, 2020, the related consolidated statements of operations, comprehensive income/(loss), changes in equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2021

We have served as the Company’s auditor since 2015. In 2021, we became the predecessor auditor.

YIREN DIGITAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets including amounts of the consolidated variable interest entities (the “VIEs”) and consolidated assets backed financing entities (“ABFE”) (Note 2):
Cash and cash equivalents	2,469,909	2,864,543	449,511
Restricted cash	237,239	80,800	12,679
Accounts receivable (net of allowance of RMB7,361 and RMB8,296 as of December 31, 2020 and 2021, respectively)	122,742	305,018	47,864
Contract assets, net (net of allowance of RMB467,306 and RMB350,686 as of December 31, 2020 and 2021, respectively)	750,174	1,105,905	173,541
Contract cost	65,529	9,959	1,563
Prepaid expenses and other assets	278,591	352,015	55,239
Loans at fair value	192,156	73,734	11,571
Financing receivables (net of allowance of RMB32,975 and RMB65,489 as of December 31, 2020 and 2021, respectively)	1,253,494	1,697,962	266,449
Amounts due from related parties	884,006	879,256	137,974
Held-to-maturity investments	3,286	2,200	341
Available-for-sale investments	175,515	177,360	27,832
Property, equipment and software, net	147,193	102,548	16,092
Deferred tax assets	16,745	7,388	1,159
Right-of-use assets	105,674	80,752	12,672

Total assets	6,702,253	7,739,440	1,214,487
Liabilities including amounts of the consolidated VIEs and the consolidated ABFE without recourse to the Company (Note 2):
Accounts payable	9,903	19,065	2,992
Amounts due to related parties	970,309	434,127	68,124
Deferred revenue	50,899	12,379	1,943
Payable to investors at fair value	52,623	50,686	7,954
Accrued expenses and other liabilities	1,208,915	1,182,783	185,604
Secured borrowings	500,500	1,028,600	161,410
Refund liabilities	10,845	5,732	899
Deferred tax liabilities	38,741	112,535	17,659
Lease liabilities	81,854	72,101	11,314

Total liabilities	2,924,589	2,918,008	457,899

Commitments and Contingencies (Note 18)

Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 187,569,640 and 189,856,980 shares issued as of December 31, 2020 and 2021, respectively; 167,965,710 and 169,995,926 shares outstanding as of December 31, 2020 and 2021, respectively)	121	123	19
Treasury stock (1,043,930 and 1,301,054 shares as of December 31, 2020 and 2021, respectively)	(40,147)	(42,897)	(6,731)
Additional paid-in capital	5,058,176	5,100,486	800,378
Accumulated other comprehensive income	17,108	11,553	1,812
Accumulated deficit	(1,257,594)	(247,833)	(38,890)

Total equity	3,777,664	4,821,432	756,588

Total liabilities and equity	6,702,253	7,739,440	1,214,487

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB142,477, RMB145,442 and RMB573,158 for the years ended December 31,2019, 2020 and 2021, respectively)	8,616,784	3,961,962	4,477,929	702,685

Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB434,875, RMB111,550 and RMB1,548 for the years ended December 31, 2019, 2020 and 2021, respectively)	(4,457,353)	(1,905,095)	(1,553,344)	(243,754)
Origination, servicing and other operating costs (including costs from related parties of RMB409,287, RMB718,734 and RMB354,985 for the years ended December 31, 2019, 2020 and 2021, respectively)	(665,083)	(1,104,682)	(760,858)	(119,395)
General and administrative (including expenses from related parties of RMB122,338, RMB192,934 and RMB135,118 for the years ended December 31, 2019, 2020 and 2021, respectively)	(741,268)	(630,555)	(506,240)	(79,440)
Allowance for contract assets, receivables and others	(1,625,051)	(371,629)	(370,154)	(58,085)
Loss of disposal	—	(655,839)	—	—
Total operating costs and expenses	(7,488,755)	(4,667,800)	(3,190,596)	(500,674)

Interest income/(expenses), net	73,367	61,623	(73,383)	(11,515)
Fair value adjustments related to the consolidated ABFE	3,866	(143,988)	(37,442)	(5,875)
Gain on disposal of loan receivables and other beneficial rights	159,392	—	—	—
Other income, net	32,365	14,844	26,665	4,183

Total other income /(expenses), net	268,990	(67,521)	(84,160)	(13,207)

Income/(loss) before provision for income taxes	1,397,019	(773,359)	1,203,173	188,804
Income tax (expenses)/benefits	(239,228)	80,611	(170,189)	(26,706)
Share of results of equity investees	(2,180)	—	—	—

Net income/(loss)	1,155,611	(692,748)	1,032,984	162,098

Basic net income/(loss) per share	6.2391	(3.8422)	6.1113	0.9590

Weighted average number of ordinary shares outstanding, basic	185,219,586	180,301,898	169,029,826	169,029,826

Diluted net income/(loss) per share	6.1951	(3.8422)	6.0554	0.9502

Weighted average number of ordinary shares outstanding, diluted	186,535,464	180,301,898	170,590,203	170,590,203

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income/(loss)	1,155,611	(692,748)	1,032,984	162,098

Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	1,626	(8,293)	(3,193)	(501)
Unrealized gain /(loss) on available-for-sale investments	3,839	3,546	(2,362)	(371)
Comprehensive income/(loss)	1,161,076	(697,495)	1,027,429	161,226

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except for share and per share data, or otherwise noted)

							Accumulated
	Ordinary shares			Treasury stock		Additional	other
	Issued	Outstanding				paid-in	comprehensive	Accumulated	Total
	shares	shares	Amount	Shares	Amount	capital	income	deficit	(deficit)/equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018 (Note i)	123,132,842	123,128,842	77	4,000	(254)	1,293,968	16,390	(1,673,594)	(363,413)
Acquisition under common control (Note 1)	61,981,412	61,981,412	43	—	—	2,521,491	—	—	2,521,534
Contribution from CreditEase (Note 1)	—	—	—	—	—	1,216,734	—	—	1,216,734
Disposal under common control (Note 1)	—	—	—	—	—	(54,706)	—	—	(54,706)
Purchase of non-controlling interest	—	—	—	—	—	1,767	—	—	1,767
Share-based awards provided to employees	803,880	803,880	1	—	—	43,940	—	—	43,941
Share-based awards provided to employees of consolidated group of CreditEase	414,310	414,310	—	—	—	15,497	—	(15,497)	—
Repurchase of ordinary shares	—	(733,372)	—	733,372	(36,843)	—	—	—	(36,843)
Foreign currency translation adjustments	—	—	—	—	—	—	1,626	—	1,626
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	3,839	—	3,839
Net income	—	—	—	—	—	—	—	1,155,611	1,155,611

Balance as of December 31, 2019	186,332,444	185,595,072	121	737,372	(37,097)	5,038,691	21,855	(533,480)	4,490,090

Cumulative effect of changes in accounting standards related to credit losses of financial instruments	—	—	—	—	—	—	—	(26,054)	(26,054)
Share-based awards provided to employees	940,736	940,736	—	—	—	14,173	—	—	14,173
Share-based awards provided to employees of consolidated group of CreditEase	296,460	296,460	—	—	—	5,312	—	(5,312)	—
Surrender and cancellation of ordinary shares (Note ii)	—	(18,560,000)	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	(306,558)	—	306,558	(3,050)	—	—	—	(3,050)
Foreign currency translation adjustments	—	—	—	—	—	—	(8,293)	—	(8,293)
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	3,546	—	3,546
Net loss	—	—	—	—	—	—	—	(692,748)	(692,748)

Balance as of December 31, 2020	187,569,640	167,965,710	121	1,043,930	(40,147)	5,058,176	17,108	(1,257,594)	3,777,664

Share-based awards provided to employees	1,160,438	1,160,438	1	—	—	19,088	—	—	19,089
Share-based awards provided to employees of consolidated group of CreditEase	1,126,902	1,126,902	1	—	—	23,222	—	(23,223)	—
Repurchase of ordinary shares	—	(257,124)	—	257,124	(2,750)	—	—	—	(2,750)
Foreign currency translation adjustments	—	—	—	—	—	—	(3,193)	—	(3,193)
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	(2,362)	—	(2,362)
Net income	—	—	—	—	—	—	—	1,032,984	1,032,984

Balance as of December 31, 2021	189,856,980	169,995,926	123	1,301,054	(42,897)	5,100,486	11,553	(247,833)	4,821,432
(i)	Retrospectively adjusted to reflect the acquisitions under common control, as discussed in Note 1.
(ii)	During the year ended December 31, 2020, CreditEase surrendered 18,560,000 ordinary shares for no consideration. The Company treated the transaction as a contribution from shareholder combined with a repurchase of shares for no consideration.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income/(loss)	1,155,611	(692,748)	1,032,984	162,098
Adjustments to reconcile net income /(loss) to net cash provided by operating activities:
Depreciation and amortization	125,850	91,772	43,236	6,785
Amortization of right-of-use assets	268,758	235,691	96,714	15,177
Disposal of property, equipment and software	4,266	7,382	2,610	410
Share of results of equity investees	2,180	—	—	—
Fair value adjustments related to the consolidated ABFE	(3,866)	143,988	37,442	5,875
Share-based compensation	43,941	14,173	19,089	2,995
Provision for contingent liability	9,462	3,187	(2,629)	(413)
Allowance for contract assets, receivables and others	1,625,051	371,629	370,154	58,085
Gain on disposal of loan receivables and other beneficial rights	(159,392)	—	—	—
Gain recognized on remeasurement of previously held equity interest in the acquiree as of its acquisition date fair value	(4,534)	—	—	—
Loss of disposal	—	655,839	—	—
Changes in operating assets and liabilities
Accounts receivable	(1,828)	(135,700)	(185,777)	(29,152)
Contract assets	(112,444)	817,463	(668,245)	(104,862)
Contract cost	(14,542)	64,705	55,570	8,720
Prepaid expenses and other assets	(164,276)	278,999	(82,165)	(12,893)
Change in the consolidated ABFE related assets/liabilities	(197,544)	42,045	17,528	2,751
Financing receivables	3,088	(10,868)	(81,483)	(12,786)
Amounts due from/to related parties	(1,548,225)	75,155	(437,782)	(68,697)
Deferred tax assets/liabilities	(131,718)	(151,654)	84,937	13,328
Accounts payable	6,609	1,239	9,162	1,438
Deferred revenue	(135,865)	(246,268)	(38,520)	(6,045)
Accrued expenses and other liabilities	115,654	(458,039)	(30,148)	(4,731)
Refund liabilities	(344,213)	(627,897)	(5,113)	(802)
Lease liabilities	(267,855)	(198,065)	(79,372)	(12,457)

Net cash provided by operating activities	274,168	282,028	158,192	24,824

Cash Flows from Investing Activities:
Purchase of property, equipment and software	(48,005)	(13,722)	(9,404)	(1,476)
Disposal of property, equipment and software	78	1,283	612	96
Purchase of held-to-maturity investments	—	(2,200)	(780,000)	(122,399)
Redemption of held-to-maturity investments	322,970	5,541	781,086	122,569
Purchase of available-for-sale investments	(653,150)	(423,000)	(341,234)	(53,547)
Proceeds from disposal of available-for-sale investments	1,050,443	706,655	334,942	52,560
Acquisition of subsidiaries, net of cash acquired of RMB23,871, RMB9,307 and nil for the years ended December 31, 2019, 2020 and 2021, respectively	(4,929)	(15,172)	—	—
Prepayment of investments	(373,032)	(725,593)	—	—
Return of prepayment of investments	368,182	725,593	—	—
Acquisition of subsidiaries under common control	(258,895)	—	—	—
Disposal of subsidiaries, net of cash disposed of RMB306,555, RMB1,307,982 and nil for the years ended December 31, 2019, 2020 and 2021, respectively	18,445	(1,184,286)	—	—
Proceeds from disposal of other long-term investments	189,546	—	—	—
Investment in loans at fair value	—	(153,750)	(60,201)	(9,445)
Collection of principal of loans at fair value	593,350	193,898	125,969	19,767
Disposal of financing receivables	117	—	—	—
Proceeds from disposal of loan receivables and other beneficial rights	144,389	—	—	—
Loan to related parties	(710,000)	—	—	—
Collection of principal of loans to related parties	814,500	—	—	—
Origination of financing receivables	—	(1,356,379)	(1,825,473)	(286,457)
Repayments of financing receivables	—	110,390	1,427,196	223,958
Loans to third parties	(484,100)	(152,000)	—	—
Collection of principal of loans to third parties	140,092	486,079	—	—

Net cash provided by/(used in) investing activities	1,110,001	(1,796,663)	(346,507)	(54,374)

Cash Flows from Financing Activities:
Deferred payment of acquisition of subsidiaries under common control	—	(47,046)	—	—
Principal payments to the consolidated ABFE	(121,296)	(11,866)	(71,861)	(11,275)
Contribution from investors of the consolidated ABFE	—	174,000	657	103
Principal payments to financial assets sold under repurchase agreement	(30,000)	—	—	—
Loans from related parties	747,737	361,500	2,600	408
Principal payments of loans from related parties	(108,487)	—	(29,300)	(4,598)
Loan from third parties	—	500,500	575,900	90,371
Repayment of loan to a third party	(173,829)	(18,590)	(47,800)	(7,501)
Repurchase of ordinary shares	(36,843)	(3,050)	(2,750)	(432)
Purchase of non-controlling interest	(16,987)	—	—	—
Deferred payment of contingent consideration	(1,410,000)	—	—	—

Net cash (used in)/provided by financing activities	(1,149,705)	955,448	427,446	67,076

Effect of foreign exchange rate changes	193	(2,807)	(936)	(147)

Net increase /(decrease) in cash, cash equivalents and restricted cash	234,657	(561,994)	238,195	37,379
Cash, cash equivalents and restricted cash, beginning of year	3,034,485	3,269,142	2,707,148	424,811

Cash, cash equivalents and restricted cash, end of year	3,269,142	2,707,148	2,945,343	462,190

Supplemental disclosures of cash flow information:
Cash paid for income taxes	178,112	103,731	63,313	9,935
Cash paid for interest	11,419	1,641	85,261	13,379
Forgiveness of amount due from/(due to) related parties, and other receivable from a third party in relation to the acquisition under common control	5,147,163	—	—	—
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	3,198,086	2,469,909	2,864,543	449,511
Restricted cash	71,056	237,239	80,800	12,679
Total cash, cash equivalents, and restricted cash	3,269,142	2,707,148	2,945,343	462,190

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Yiren Digital Ltd. (the “Company” or “Yiren Digital” or the “Parent Company”) was incorporated under the laws of the Cayman Islands in September 2014 by CreditEase Holdings (Cayman) Limited (“CreditEase”). The Company, its subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries (collectively referred to as the “Group”) have been operating one of China’s largest digital personal financial management platforms by leveraging technology to seamlessly deliver wealth management solutions, including insurance solutions, to China’s mass affluent population and credit-tech solutions to individual borrowers and small business owners.

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

The group acquired, through Yiren Wealth Management, Hexiang Insurance Brokerage Co. Ltd. (“Hexiang Insurance”) and its shareholders and wholly owned subsidiary, in April 2020. Hexiang Insurance has been operating our insurance brokerage business since then.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

In September 2020, following recent changes in the industry and regulatory environment, the Group ceased to facilitate new loans to individual investors. The remaining outstanding loans continued to be serviced by the Company. On December 31, 2020, to further streamline its service lines and reposition itself as a comprehensive personal financial service platform, the Group completed a business restructuring with CreditEase to dispose Hengcheng to CreditEase (the “Disposal”). Hengcheng provided loan facilitation and post origination services to borrowers under the consumer credit segment and provided account management services to individual investors under the wealth management segment. Hengcheng’s pre-tax (loss)/income prior to the disposal amounted to RMB(2,048) million during the year ended December 31, 2020 and RMB373 million and RMB292 million during the years ended December 31, 2019 and 2018. Prior to the Disposal, Hengcheng operated its online consumer lending platform targeting individual investors as the funding source. As part of the Disposal, all the remaining net asset associated with the disposed operations of Hengcheng mainly consisting of financial assets and contract assets associated with the completed performance obligations related to the online consumer lending platform operated by Hengcheng were disposed to CreditEase. In addition, control over continuing services activities related to the outstanding loans balances of the online consumer lending platform operated by Hengcheng were transferred to CreditEase as well. In exchange for the Disposal, CreditEase paid the Company cash consideration amounting to RMB67 million, which represented the fair value of Hengcheng at the time of Disposal determined by the Company with the assistance of a fairness opinion report provided by an independent financial advisor. The fair value was determined based on the underlying value of the assets of Hengcheng, net of the liabilities and taking into account future cash inflows and cash outflows related to the remaining operations of Hengcheng. Cash outflows are mainly related to the service activities of the outstanding loan balances that required to continue to provide, including expected operating costs related to loan collections, payment processing, labor cost and other post origination expenses. Cash inflows are related to service fee expected to be collected from the remaining outstanding loans. Subsequent to the Disposal, CreditEase also become responsible to ensure the winding-down of the outstanding loan collection activities occur in an orderly manner in accordance with the related rules and regulations. After the Disposal, by entering contracts with the Company, CreditEase has outsourced certain services to the Company relating to the servicing of the outstanding loans transferred as part of the Disposal.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

As of December 31, 2021, the Company’s principal subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries are as follows:

	Date of	Place of	Percentage
	incorporation/	incorporation/	of legal
	establishment	establishment	ownership	Principal activities
Wholly owned subsidiaries

YouRace HK	October 8, 2014	Hong Kong	100%	Investment holding

YouRace Hengchuang	January 8, 2015	PRC	100%	Provision of consultancy service, information technology support and technology-enabled borrower acquisition and facilitation services

Hengyuda	March 21, 2016	PRC	100%	Provision of services relating to IT, system maintenance and customer support

Yiren Information Consulting (Beijing) Co., Ltd.(“Yiren Information”)	August 10, 2017	PRC	100%	Provision of borrower acquisition and referral services to institutional funding providers

Variable interest entities and its subsidiaries

Yiren Wealth Management	October 13, 2016	PRC		Wealth management consulting service

CreditEase Puhui	March 3, 2011	PRC		Provision of borrower acquisition and borrowers related customer maintenance services

Haijin Yichuang Financial Leasing Co., Ltd. (“Yichuang Financial Leasing”)	March 22, 2017	PRC		Provision of services for financing lease business

Hexiang Insurance	September 28, 2011	PRC		Provision of services for insurance brokerage business

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The Group’s principal VIEs that are material to the Group’s business and operations are Yiren Wealth Management and CreditEase Puhui as of December 31, 2020 and 2021.

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

●Agreements that provide the FOS effective control over the VIEs

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

●Agreements that transfer economic benefits to the FOS

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

●	Agreements that provide the FOS with the option to purchase the equity interest in the VIEs

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Basis of consolidation — continued

VIEs — continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with the VIEs and their current shareholders are in compliance with the PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

●	Revoke the business and operating licenses of the FOS and the VIEs;
●	Discontinue or restrict the operations of any related-party transactions among the FOS and the VIEs;
●	Impose fines or other requirements on the FOS and the VIEs;
●	Require the Company or the FOS and the VIEs to revise the relevant ownership structure or restructure operations;
●	Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in the PRC;
●	Shut down the Company’s servers or block the Company’s online platform;
●	Discontinue or place restrictions or onerous conditions on the Company’s operations; and/or
●	Require the Company to undergo a costly and disruptive restructuring.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Basis of consolidation — continued

VIEs — continued

Risks in relation to the VIE structure — continued

The following financial statement amounts and balances of the consolidated VIEs and the consolidated VIEs’ subsidiaries were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Assets
Cash and cash equivalents	999,774	1,392,968
Accounts receivable	100,250	217,282
Contract assets, net	541,969	563,235
Contract cost	64,099	8,800
Prepaid expenses and other assets	228,094	145,330
Financing receivables	1,253,494	1,697,960
Amounts due from related parties	261,937	801,791
Available-for-sale investments	10,000	—
Property, equipment and software, net	109,061	80,866
Deferred tax assets	16,379	7,388
Right-of-use assets	96,861	46,222

Total assets	3,681,918	4,961,842

Liabilities
Accounts payable	9,026	18,782
Amounts due to related parties	775,655	384,855
Deferred revenue	43,607	10,320
Accrued expenses and other liabilities	1,054,259	953,843
Secured borrowing	500,500	1,028,600
Deferred tax liabilities	13,985	40,584
Lease liabilities	73,537	39,486

Total liabilities	2,470,569	2,476,470

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenue	8,303,900	2,549,869	3,192,329
Net income	1,503,455	235,360	752,164

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by /(used in) operating activities	846,367	974,840	(236,406)
Net cash provided by /(used in) investing activities	441,983	(1,202,842)	(393,659)
Net cash (used in)/provided by financing activities	(787,737)	862,000	501,400

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

During the year ended December 31, 2018, the Group disposed the delinquent loans repurchased by the Group from the consolidated ABFE upon the liquidation of the consolidated ABFE to related parties. Additionally, in March 2019, the Group also disposed its beneficial rights of several trusts to related parties (see Note 8). The disposal of the delinquent loans and the disposal of the beneficial rights of the several trusts is accounted for as a true sales under Accounting Standards Codification 860, Transfers and Servicing (“ASC Topic 860”) with any gains and losses recorded as “gain on disposal of loan receivables and other beneficial rights” in the consolidated statements of operations. Refer to the accounting policy of “Sales and Transfers of Financial Instruments” for further details.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Consolidated ABFE — continued

The following financial statement amounts and balances of the consolidated ABFE were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Assets
Restricted cash	213,033	56,678
Prepaid expenses and other assets	169	540
Loans at fair value	192,156	73,734
Held-to-maturity investments	3,286	1,700

Total assets	408,644	132,652

Liabilities
Accounts payable	421	144
Amount due to related party	109,502	42,423
Payable to investors at fair value	52,623	50,686
Accrued expenses and other liabilities	896	659

Total liabilities	163,442	93,912

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net income/(loss)	41,723	(117,969)	(38,720)

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by operating activities	134,848	44,843	17,016
Net cash provided by investing activities	639,717	33,160	65,576
Net cash (used in)/provided by in financing activities	(121,296)	162,134	(71,204)

All assets of the consolidated ABFE are collateral for the consolidated ABFE’s obligations and can only be used to settle the consolidated ABFE’s obligations.

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates are used for, but not limited to, revenue recognition and its related accounts, allowance for accounts receivable and contract assets, allowance for financing receivable, guarantee liabilities, fair value measurement of loans at fair value, payable to investors at fair value, available-for-sale investments, depreciable lives of property, equipment and software, the discount rate for leases, consolidation of the VIEs, share-based compensation and income tax. Actual results may differ materially from those estimates.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue

All of the Group’s revenue for the years ended December 31, 2019, 2020 and 2021 were generated from the PRC. The following table illustrates the disaggregation of revenue in 2019, 2020 and 2021 under ASC 606:

	2019	2020	2021
	RMB	RMB	RMB
Consumer Credit Segment:
Loan facilitation services	5,182,028	1,329,720	2,105,776
Post origination services	757,783	670,440	174,255
Financing services	1,618	59,658	524,840
Others	499,140	469,780	379,431
Subtotal	6,440,569	2,529,598	3,184,302
Wealth Management Segment:
Account management services	2,016,678	921,779	—
Insurance brokerage services	—	430,830	755,691
Others	159,537	79,755	504,822
Subtotal	2,176,215	1,432,364	1,260,513
Other Segment：
Electronic commerce services	—	—	33,114
Subtotal	—	—	33,114
Total net revenue	8,616,784	3,961,962	4,477,929
(a)	Consumer credit business:

Revenue from loan facilitation and post-origination services

The Group provides services as an online marketplace connecting borrowers and investors. The investors consist of individual investors and institutional investors. In 2020, the Group ceased to facilitate new loans to individual investors.

The Group provides loan facilitation services, guarantee services and post-origination services (e.g. cash processing, collection for some lenders and SMS services).

The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acts as an agent to bring the lender and the borrower together. Except for loans and payable to investors in the consolidated ABFE, loans and lease receivables arising from direct financing leases issued by the Group, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

The Group charges fees upfront or on a monthly basis. The Group also receives service fees contingent on future events (e.g., penalty fees for loan prepayment and late payment and other service fees, and etc.).

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The Group determines the transaction price of loan facilitation services and post-origination services to be the service fees chargeable from the borrowers, net of value-added tax. The transaction price includes variable consideration in the form of prepayment risk of the borrowers. The Group reflects, in the transaction price, the borrower prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee services, if any, and the two performance obligations described above.

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

The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB99.8 million and RMB29.6 million as of December 31, 2020 and 2021, respectively, among which approximately 74% and 93% of the remaining performance obligations will be recognized over the following 12 months, respectively and with the remainder recognized thereafter.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

(b)	Wealth management business:

Revenue from account management services

The Group charged account management services fees to individual investors for using the automated investment tool equal to the entire excess of actual return over the expected return. The Group determined that the automated investment tool service represents one performance obligation.

The account management service fees were initially estimated based on historical experience of returns on similar investment products and current trends and was due at the end of the investment period, which is the period of time when the individual investor’s investment were matched with loans. The expected actual return of the loan was estimated on a portfolio basis using the expected value approval based on current loan portfolio and interest rates. The expected return rates offered have been relatively stable during the historical periods presented. Because all loans matched with individual investors’ investments have been covered by third party credit guarantees, the estimated service fee is not affected by the fluctuations of default rates of the underlying loans. The Group believes the estimates of variable consideration is not constrained as it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

The account management service fees were recognized on a straight-line basis over the term of the investment period, as the Group standed ready to provide the automated investment tool service while the individual investors simultaneously received and consumed the benefits of such service throughout the investment period.

As the Group ceased to facilitate new loans to individual investors, and disposed the Hengcheng as discussed in Note 1, there wasn’t revenue from account management services beginning in January 2021.

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

The Group has established a membership reward program wherein investors can earn Yiren coins when purchases are made on the Group’s platforms reached a certain amount. Yiren coins earned by investors represent a material right to free or discounted goods or services in the future, which are accounted for as a separate performance obligation. For the transactions that granted Yiren coins to the investors, a portion of transaction price is deferred for the obligation related to the Yiren coins, which are allocated based on the relative standalone selling prices. The standalone selling price of Yiren coins is calculated by taking the estimated value of Yiren coins that are expected to be used incorporating estimated breakage based on historical redemption patterns. The revenue associated with Yiren coins is deferred until the points are redeemed. As of December 31, 2020 and 2021, the liabilities related to Yiren coins were immaterial.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Revenue from insurance brokerage services

The Group provides insurance brokerage services distributing various health and life insurance products and property and casualty insurance products on behalf of insurance companies. As an agent of the insurance company, the Group sells insurance policies on behalf of the insurance company and earns brokerage commissions determined as a percentage of premiums paid by the insured. The Group has identified its promise to sell insurance policies on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective.

The terms for health and life insurance products sold by the Group are mainly 5 and 10 years, while the term for property and casualty insurance products is one year. The insurance company pays the Group a commission annually based on the underlying cash flows of the insurance policy. The Group’s contract terms can give rise to variable consideration due to the nature of its commission structure (e.g. policy changes or cancellations).

The Group determines the transaction price of its contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on assumption about future customer behavior and market conditions. Such estimates are ‘constrained’ in accordance with ASC 606. That is, the Group uses the expected value method and only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.

Other revenue of wealth management business

Other revenue of wealth management business mainly includes referral service fee. Referral services revenue is recognized when successful referrals are completed by the Group.

(c) Other business:

Revenue from electronic commerce services

The Group launched an e-commerce channel and “Yiren Select” initiative in 2021, where a variety of products are available, including skin care and beauty products, 3C products, home appliances, snacks as well as other selected and customized non-financial products and services. In accordance with ASC 606, the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The contract assets, net of allowance are RMB750,174 and RMB1,105,905 as of December 31, 2020 and 2021, respectively. Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. In determining whether an impairment loss should be recorded in the financial statements, the Group makes judgements as to whether there is any observable data indicating that there is a measureable decrease in the estimated future cash flows from contract assets. This evidence may include observable data indicating that there has been an adverse change in the borrower’s credit risk, or national or local economic conditions that correlate with defaults on loans. When contract assets are assessed for impairment, the Group uses estimates based on the historical borrower’s credit risk. The historical borrower’s credit risk is adjusted on the basis of the relevant observable data that reflects current economic conditions. The Group regularly reviews the methodology and assumptions used for estimating the amount of collectable contract assets.

Contract assets are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. The Group will write off contract assets and corresponding allowance if any repayment of the underlying loan is 90 days past due.

Contract assets as of December 31, 2020 and 2021 are as follows:

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Contract assets	1,217,480	1,456,591
Allowance	(467,306)	(350,686)
Contract assets, net	750,174	1,105,905

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Contract assets — continued

The following table presents the movement of allowance for contract assets for the years ended December 31, 2020 and 2021:

	Year ended December 31, 2020	Year ended December 31, 2021
	RMB	RMB
Balance at beginning of the year	1,515,627	467,306
Allowance for contract assets	298,200	312,798
Write-off	(984,472)	(429,418)
Disposal of Hengcheng (Note 1)	(362,049)	—
Balance at end of the year	467,306	350,686

Contract cost

The Group pays commissions for successful referring of borrowers or investors and insurance customers to the Group. The commissions paid based on successful referrals are considered as contract acquisition cost, and are capitalized when the commission becomes payable. The amount of amortization for the years ended December 31, 2020 and 2021 are RMB116.3 million and RMB60.3 million, respectively.

Amortization of the capitalized contract cost is charged to the consolidated statements of operations when the revenue to which the asset relates is recognized. Contract cost is recognized as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less. The Group recorded RMB29,769 and nil impairment loss for contract cost as of December 31, 2020 and 2021, respectively.

Deferred revenue

Deferred revenue consists of post-origination service fees received from borrowers upfront for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered over the loan period.

The amounts of revenue recognized during the years ended December 31, 2020 and 2021 that were included in the opening deferred revenue were RMB263.8 million and RMB31.2 million, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Refund liabilities — continued

The Group’s refund liabilities are the expected refund of service fees to borrowers in the case of early repayment of loans. The refund liabilities as of December 31, 2020 and 2021 amounted to RMB10,845 and RMB5,732, respectively. The following table sets forth the movement of refund liabilities:

RMB
As of January 1, 2020	1,801,535
Addition	15,935
Payouts during the year	(643,832)
Disposal of Hengcheng (as discussed in Note 1)	(1,162,793)

As of December 31, 2020	10,845
Addition	(1,609)
Payouts during the year	(3,504)
As of December 31, 2021	5,732

Guarantee liabilities

The Group provided guarantee services in connection with some of the loans facilitated to its institutional funding partners, who are entitled to receive unpaid interest and principal as contracted from the Group.

On January 1, 2020, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of the guarantee, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated guarantee receivable, and a contingent guarantee liability with an allowance for credit losses under Current expected credit loss (“CECL”) model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the investors upon borrowers’ default. The impact of adoption to the Company’s financial statements is not material.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Fair value — continued

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1-inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.
●	Level 2-inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Accounts receivable and allowance for uncollectible accounts

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Group establishes an allowance for uncollectible accounts receivable and other receivables based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected. The Group recorded RMB7,361 and RMB8,296 allowance for accounts receivable as of December 31, 2020 and 2021, respectively.

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

The Group’s financing receivable as of December 31, 2020 and 2021 are as follows:

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Financing receivable	1,286,469	1,763,451
Allowance	(32,975)	(65,489)
Financing receivable, net	1,253,494	1,697,962

The movement of allowance for financing receivable for the years ended December 31, 2020 and 2021 is as follows:

	Year ended December 31, 2020	Year ended December 31, 2021
	RMB	RMB
Balance at beginning of the year	—	32,975
Adjustment related to ASC 326 adoption	776	—
Adjusted opening balance of the year	776	32,975
Current year net provision	32,689	35,293
Write-off	(490)	(2,779)
Balance at end of the year	32,975	65,489

The Group has provided financing that are secured by pledged assets, which value is in excess of the financing granted to clients. As of December 31, 2021, the loan term of the majority of financing receivables are over 24 months.

The Group has not recorded any financing income on an accrual basis for the loans that are overdue for more than 90 days in 2021. For the years ended December 31, 2020 and 2021, the Group has written-off loans receivable of RMB0.5 million and RMB2.8 million, respectively.

As of December 31, 2020 and 2021, the balance of overdue loans are RMB12.5 million and RMB172.2 million, respectively, among which RMB5.2 million and RMB86.5 million are overdue for more than 90 days.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of December 31, 2021, there were no investments held by the Group that had been in continuous unrealized loss position.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Building	20 years
Computer and transmission equipment	3 years
Furniture and office equipment	5 years
Software	1-5 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2019, 2020 and2021.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Leases — continued

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2020 and 2021, respectively.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small-scale taxpayer, and related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB916,316, RMB1,493,717 and RMB779,116 for the years ended December 31, 2019, 2020 and 2021, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as accrued expenses, and other liabilities on the consolidated balance sheets.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Sales and transfers of financial instruments

Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities. Specifically, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale only if all the following conditions are met:

●	The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors;
●	The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and
●	The transferor does not maintain effective control of the transferred asset.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726 on December 31, 2021, the last business day in the fiscal year 2021, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB2,408,924 and RMB2,844,484 as of December 31, 2020 and 2021, respectively.

Concentration of credit risk

Financial instrument that potentially exposes the Group to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable, contract assets, prepaid expenses and other assets, loans at fair value, and amounts due from related parties. As of December 31, 2021, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank are covered by insurance with an upper limit of RMB500 thousands at each bank. Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The credit risk from prepaid expenses and other assets arises from loans to third parties. The risk with respect to accounts receivable, contract assets and loans to third parties is mitigated by credit evaluations the Group performs on its customers or third parties and its ongoing monitoring process of outstanding balances. The Group believes that there is no significant credit risk associated with amounts due from related parties.

Credit of loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years ended December 31, 2021.

There was one customer of the Group accounts for 46% and 42% of the Group’s account receivables as of December 31, 2020 and 2021, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Reclassification

Certain prior period amount recorded in accrued expenses and other liabilities was reclassified to secured borrowings to conform to the current period presentation and had no effect on previously reported consolidated net income (loss) or accumulated deficit. In addition, certain prior period amount recorded in liabilities from quality assurance program and guarantee was reclassified to accrued expenses and other liabilities and had no effect on previously reported consolidated net income (loss) or accumulated deficit. Certain prior period amount recorded in provision for contingent liability was reclassified to general and administrative and had no effect on previously reported consolidated net income (loss) or accumulated deficit.

Recently accounting pronouncements not yet adopted

In January 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (ASU 2020-01), which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. The Group does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

The Group does not believe that other recently issued accounting standards, if currently adopted, will have a material effect on the Group’s consolidated financial statements.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

3.    PREPAID EXPENSES AND OTHER ASSETS

	December 31,	December 31,
	2020	2021
	RMB	RMB

Deposits (i)	54,298	213,852
Funds receivable from external payment network providers (ii)	105,741	82,976
Prepaid expenses	34,789	35,618
Guarantee receivable	20,244	6,015
Interest receivable	14,660	697
Receivable from Tianda Xinan (Beijing) Guarantee Co.,Ltd (“Tianda Xinan”)	24,851	—
Others	24,008	12,857
Total	278,591	352,015
(i)	As of December 31, 2021, the balance of deposit mainly includes the business cooperation deposit of RMB180 million.

(ii)	The Group opened accounts with external online payment service providers to collect and transfer loan funds and interest to investors or borrowers, repay and collect the default loan principal and interest. The Group also uses such accounts to collect the transaction fees and service fees. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of transaction fees, service fees received at the balance sheet date, which was collected subsequently.

4.    Fair Value of Assets and Liabilities

Assets and Liabilities Recorded at Fair Value

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition is as follows:

December 31, 2020	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	2,469,909	—	—	2,469,909
Restricted cash	237,239	—	—	237,239
Loans at fair value	—	—	192,156	192,156
Available-for-sale investments	73,990	60,000	41,525	175,515
Total Assets	2,781,138	60,000	233,681	3,074,819
Liabilities
Payable to investors at fair value (Note 1)	—	—	161,996	161,996
Total Liabilities	—	—	161,996	161,996

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.    Fair Value of Assets and Liabilities — continued

Assets and Liabilities Recorded at Fair Value — continued

December 31, 2021	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	2,864,543	—	—	2,864,543
Restricted cash	80,800	—	—	80,800
Loans at fair value	—	—	73,734	73,734
Available-for-sale investments	88,987	47,000	41,373	177,360
Total Assets	3,034,330	47,000	115,107	3,196,437
Liabilities
Payable to investors at fair value (Note 1)	—	—	93,109	93,109
Total Liabilities	—	—	93,109	93,109

Note 1: Among the payable to investors at fair value, RMB109,373 and RMB42,423 are recorded as amount due to related parties as of December 31, 2020 and 2021, respectively.

As the Group’s loans and related payable to investors do not trade in an active market with readily observable prices, the Group uses discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these assets and liabilities, including discount rates, net cumulative expected loss rates, and cumulative prepayment rates. Financial instruments are categorized as Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2020 and 2021.

Significant Unobservable Inputs

		December 31, 2020	December 31, 2021
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted- Average	Weighted- Average
Loans at fair value	Discount rates	12.0%-36.0%	28.9%-36.0%
	Net cumulative expected loss rates (1)	7.7%-31.7%	4.8%-31.5%
	Cumulative prepayment rates (2)	7.5%-27.0%	12.6%-27.3%
Payable to investors at fair value	Discount rates	6.8%-8.7%	7.1%-8.6%
(1)	Expressed as a percentage of the loan volume.
(2)	Expressed as a percentage of remaining principal of loans.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.    Fair Value of Assets and Liabilities — continued

Significant Unobservable Inputs — continued

Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments related to the consolidated ABFE” in the consolidated statements of operations. The additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2020 and 2021 is as follows:

Loans At Fair
Value
RMB
Balance as of December 31, 2019	418,492
Origination of loans	153,750
Collection of principals	(193,916)
Change in fair value	(186,170)

Balance as of December 31, 2020	192,156

Changes in fair value related to balance outstanding as of December 31, 2020	(133,501)

Loans At Fair
Value
RMB
Balance as of December 31, 2020	192,156
Origination of loans	60,201
Collection of principals	(125,969)
Change in fair value	(52,654)

Balance as of December 31, 2021	73,734

Changes in fair value related to balance outstanding as of December 31, 2021	(14,168)

Payable to investors At
Fair Value
RMB
Balance as of December 31, 2019	—
Contribution from investors of the consolidated ABFE	174,000
Interest and penalties received	49,702
Deductible expenses associated with the consolidated ABFE operation	(4,650)
Principal and interest payments to investors of the consolidated ABFE	(14,874)
Changes in fair value	(42,182)
Amount due to related parties (Note 1)	(109,373)

Balance as of December 31, 2020	52,623

Changes in fair value related to balance outstanding as of December 31, 2020	(42,182)

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.    Fair Value of Assets and Liabilities — continued

Significant Unobservable Inputs — continued

Payable to investors At
Fair Value
RMB
Balance as of December 31, 2020	52,623
Contribution from investors of the consolidated ABFE	657
Interest and penalties received	36,760
Deductible expenses associated with the consolidated ABFE operation	(6,995)
Principal and interest payments to investors of the consolidated ABFE	(84,098)
Changes in fair value	(15,211)
Amount due to related parties (Note 1)	66,950

Balance as of December 31, 2021	50,686

Changes in fair value related to balance outstanding as of December 31, 2021	(15,211)

Note 1: Among the investors of the ABFE, RMB109,373 and RMB42,423 are recorded as amount due to related parties as of December 31, 2020 and 2021, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

5.    INVESTMENTS

Held-to-maturity investments

As of December 31, 2021, the Group’s held-to-maturity investments mainly consisted of principal-guaranteed products that have stated maturity within one year. While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No allowance for credit loss was recognized for the years ended December 31, 2019, 2020 and 2021.

Interest income of held-to-maturity investments of RMB5,833, RMB73 and RMB2,963 was recognized in the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021, respectively.

Available-for-sale investments

As of December 31, 2021, the Group’s available-for-sale investments mainly consisted of investments in debt securities. The Group measured the available-for-sale investments at fair value, with changes in fair value deferred in other comprehensive income/(loss). Changes in fair value of available-for-sale investments, net of tax, for the years ended December 31, 2019, 2020 and 2021 were RMB3,839, RMB3,546 and RMB(2,362), respectively, recorded in other comprehensive income/(loss). No impairment loss was recognized for the years ended December 31, 2019, 2020 and 2021.

Interest income of available-for-sale investments of RMB24,394, RMB11,454 and RMB5,238 was recognized in the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021, respectively.

The additional information about cost and fair value of available-for-sale investments as of December 31, 2020 and 2021 is as follows:

Unrealized gains in
accumulated other
		comprehensive	Impact of
December 31, 2020	Cost	income	exchange rate	Fair value
	RMB	RMB	RMB	RMB
Available-for-sale investments:
Debt securities	171,189	4,559	(233)	175,515

Unrealized gains in
accumulated other
		comprehensive	Impact of
December 31, 2021	Cost	income	exchange rate	Fair value
	RMB	RMB	RMB	RMB
Available-for-sale investments:
Debt securities	175,468	2,197	(305)	177,360

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.       PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31,	December 31,
	2020	2021
	RMB	RMB
Building	38,464	38,464
Computer and transmission equipment	156,991	15,757
Furniture and office equipment	54,117	36,273
Leasehold improvements	70,276	50,951
Software	75,718	64,571
Total property, equipment and software	395,566	206,016
Accumulated depreciation and amortization	248,373	103,468
Property, equipment and software, net	147,193	102,548

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2019, 2020 and 2021 were RMB125,850, RMB91,772 and RMB43,236, respectively.

7.       ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2020	2021
	RMB	RMB

Accrued payroll and welfare	668,197	538,910
Tax payable	194,406	250,445
Payable to investors (i)	110,227	124,147
Accrued advertisement expenses	15,467	77,205
Guarantee liabilities	42,229	42,934
Accrued customer incentives	54,703	25,967
Funds collected on behalf of third-party guarantee companies	27,925	20,048
Others	95,761	103,127
Total accrued expenses and other liabilities	1,208,915	1,182,783
(i)	Payable to investor represents interest and principal collected by the Group on behalf of lenders.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.    RELATED PARTY BALANCES AND TRANSACTIONS

The Group accounts for related party transactions based on various service agreements and reflects for all periods presented herein. The major related parties and their relationships with the Group, and the nature of their services provided to the Group are summarized as follows:

Company name	Relationship with the Group	Major transaction with the Group

Pucheng Credit Assessment and Management (Beijing) Co., Ltd. (“Pucheng Credit”)	Subsidiary of Consolidated VIE of CreditEase	Collection services, management consulting services, customers acquisition and referral services and related party loans

Puxin	Subsidiary of CreditEase	System support services and sales of goods

Zhuoyue	Consolidated VIE of CreditEase	Customers acquisition and referral services and related party loans

Beijing Zhicheng Credit Service Co., Ltd. (“Beijing Zhicheng”)	Consolidated VIE of CreditEase	Credit assessment services

Zhicheng A’Fu Technology Development Co.,Ltd. (“Zhicheng A’Fu”)	Consolidated VIE of CreditEase	Credit assessment services

Hengcheng	Consolidated VIE of CreditEase (from January 2021)	Post-loan management services, technical services and acquisition and referral services

CreditEase Bocheng Insurance Sales and Service Co., Ltd. (“Bocheng”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

Huichuang Financial Leasing (Shanghai) Co., Ltd.	Subsidiary of CreditEase	Customers acquisition and referral services

Xinda Hongtao Technology Development (Beijing) Co., Ltd. (“Xinda Hongtao”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

Zhehao Asset Management (Shanghai)Co., Ltd. (“Zhehao”)	Consolidated VIE of CreditEase	Fund distribution services

Beijing Hanfu Asset Management Co., Ltd. (“Hanfu”)	Consolidated VIE of CreditEase	Fund distribution services

CreditEase Qixiang Technology (Beijing) Co., Ltd. (“CreditEase Qixiang”)	Consolidated VIE of CreditEase	Rental of equipment and disposal of loan receivables and the beneficial rights in the consolidated ABFE

Beijing Yuying Asset Management Co., Ltd.	Consolidated VIE of CreditEase	Fund distribution services

Creditease Puze (Beijing) Fund Sales Co., Ltd. (“Creditease Puze”)	Subsidiary of CreditEase	Customers acquisition and referral services

Hengda Hongyuan International Technology Development (Beijing) Co., Ltd.	Subsidiary of CreditEase	Financing services through transfer of financial lease receivables

Huimin	Consolidated VIE of CreditEase (from November 2019)	Customer hotline services

Chongqing Chengyuan Future E-commerce Service Co., Ltd	Consolidated VIE of CreditEase	System support services

Hainan CreditEase Puhui Small Loan Co., Ltd. (“Hainan CreditEase”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Toumi Technology Development (Beijing) Co., Ltd.	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

CreditEase Securities (HK) Limited.	Subsidiary of Consolidated VIE of CreditEase	Management consulting services

Good Hope Entry-Exit Consulting Service (Beijing) Co., Ltd.	Consolidated VIE of CreditEase	Customers acquisition and referral services

Lord Abbett China Asset Management Co., Ltd.	Subsidiary of Consolidated VIE of CreditEase	Fund distribution services

Shenzhen Puze Zhongfu Asset Management Co., Ltd.(“Puze Zhongfu”)	Subsidiary of CreditEase	Fund distribution services

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.    RELATED PARTY BALANCES AND TRANSACTIONS — continued

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Customers acquisition and referral services	464,140	387,843	281,633
System support services	179,458	164,671	135,118
Credit assessment services	19,025	8,022	56,957
Collection services	296,493	421,726	17,943
Rental of equipment	4,384	—	—
Management consulting services	3,000	669	—
Customer calling center services	—	40,287	—
Total costs and expenses	966,500	1,023,218	491,651

Revenue derived from services provided by the Group to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2019, 2020 and 2021 is recorded as other revenue and is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Customers acquisition and referral service	28,547	138,438	442,570
Technical services	—	—	85,832
Post-loan management services	—	—	44,586
Fund distribution services	113,930	7,004	—
Sales of goods	—	—	170
Total revenue	142,477	145,442	573,158

Huimin disposed its beneficiary rights of several trusts to Shenzhen Tengda and CreditEase Qixiang for a total consideration of RMB144,389 during the year ended December 31, 2019. Since July 2019, Shenzhen Tengda is no longer a related party of the Group.

The information about loans collected from/(issued to) CreditEase, its subsidiaries and affiliates recorded in investing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Pucheng Credit	100,000	—	—
Zhuoyue	4,500	—	—
Total	104,500	—	—

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.    RELATED PARTY BALANCES AND TRANSACTIONS — continued

The information about loans received from/(repaid to) CreditEase, its subsidiaries and affiliates recorded in financing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Zhuoyue	706,250	—	—
Pucheng Credit	1,000	—	—
Fuan Yida	(68,000)	—	—
Hengda Hongyuan (a)	—	361,500	(26,700)
Total	639,250	361,500	(26,700)
(a)Amounts related to transfer financial receivable to related party which only include principal, as discussed in Note 9.

Details of related party balances as of December 31, 2020 and 2021 are as follows:

(i)	Amounts due from related parties

	December 31,	December 31,
	2020	2021
	RMB	RMB
Zhuoyue (Note a)	90,814	467,214
Puxin (Note b)	65,542	123,261
Hengcheng (Note c)	579,633	144,961
Huichuang (Note d)	105,130	109,499
Hainan Xiaodai (Note d)	3,512	16,185
Creditease Puze (Note d)	2,282	5,093
Others	37,093	13,043
Total	884,006	879,256

(ii)	Amounts due to related parties

	December 31,	December 31,
	2020	2021
	RMB	RMB
Hengda Hongyuan (Note e)	367,134	340,216
Pucheng Credit (Note b)	34,834	31,141
Hengcheng(Note c)	379,202	16,361
Huicong International(Note b)	51,798	15,974
Puxin (Note b)	9,540	—
Zhuoyue (Note b)	75,017	—
Others	52,784	30,435
Total	970,309	434,127

(a)	Amounts relate to the prepayment of referral services provided by the related parties and referral services provided to related party as of December 31, 2020 and 2021, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.    RELATED PARTY BALANCES AND TRANSACTIONS — continued

(b)	Amounts relate to the provision of credit assessment, collection, system support, identity verification, referral services and trust investment provided by the related parties.
(c)	Amounts due from and due to Hengcheng were related to the disposal of Huimin as discussed in Note 1 and customer services provided.
(d)	Amounts related to the referral services provided to the related parties.
(e)	In 2021, based on the financing arrangement with Haijin Yichuang, RMB340,216 related to financing receivables was transferred to related party, which includes the principal and interests.

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

9.    SECURED BORROWINGS

In 2020 and 2021, Yichuang Financial Leasing entered into several financing arrangements, with a principal amount of RMB862.0 million and RMB541.6 million, respectively. According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right of certain financial receivables totaling RMB909.1 million and RMB550.0 million with remaining lease terms ranging from 1 to 3 years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right of financial receivables does not constitute a real asset transformation under PRC law, the proceeds from the external creditors were considered as secured borrowings. The Group’s secured borrowings have maturities ranging from 1 to 3 years.

As of December 31, 2021, the principal balance of secured borrowing is RMB1,363.4 million, among which RMB334.8 million secured borrowings is included in “Amounts due to related parties”, refer to Note 8.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.   INCOME TAXES — continued

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. YouRace Hengchuang was recognized as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2015 and 2016, and a 50% reduction for the subsequent three years. In 2020, YouRace Hengchuang qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law and was entitled to preferential income tax rate of 15%. Yiren Hengsheng Technology Development (Beijing) Co., Ltd. (“Yiren Hengsheng” ) obtained the software enterprise certificate in March 2021, and was qualified as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2020 and 2021, and a 50% reduction for the subsequent three years. In addition, Hengyuda has been recognized as within encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15%. Except for the small low-profit enterprises, whose taxable income not exceed RMB1 million is computed at a reduced rate of 2.5%, taxable income from RMB1 million to RMB3 million at a reduced rate of 50%, and subject to income tax of 20%, Yiren Digital’s other subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries established in the PRC are subject to income tax rate of 25%, according to the EIT Law. The consolidated ABFE are not subject to income tax.

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

Since January 1, 2014, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2015 of the Group’s PRC subsidiaries and VIEs, remain subject to tax audits as of December 31, 2021, at the tax authority’s discretion.

Income tax expenses / (benefits) are comprised of the following:

	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax	370,946	77,274	85,198
Deferred tax	(131,718)	(157,885)	84,991
Total	239,228	(80,611)	170,189

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.   INCOME TAXES — continued

Reconciliation between the income tax at the PRC statutory tax rate and income tax expenses is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income before provision for income taxes	1,397,019	(773,359)	1,203,173
Statutory tax rate in the PRC	25%	25%	25%
Income tax expenses / (benefits) at statutory tax rate	349,255	(193,340)	300,793
Non-deductible expenses	22,077	9,126	12,663
Research and development super deduction	(10,820)	(5,460)	(8,508)
Effect of income not taxable	(12,786)	—	(24,604)
Effect of tax holiday and preferential tax rate	(126,577)	(178,938)	(132,485)
Adjustment on current income tax of the prior periods	(384)	6	(5,614)
Effect of different tax rates of subsidiaries operating in other jurisdictions	14,518	13,641	28,072
Effect of reversal of withholding income tax	—	(20,000)	—
Debt relief income (i)	1,286,791	—	—
Utilization of tax losses from the prior period (i)	(1,452,828)	—	—
Change in valuation allowance	169,982	294,354	(128)
Income tax expenses/ (benefits)	239,228	(80,611)	170,189

The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	(126,577)	(178,938)	(132,485)
The aggregate effect on basic and diluted net income per share:
- Basic	(0.6834)	(0.9924)	(0.7838)
- Diluted	(0.6786)	(0.9924)	(0.7766)
(i)	As discussed in Note 1, Zhuoyue unconditionally waived a net receivables amounting to RMB5,147 million from the Acquired Businesses, which resulted in an increase of income tax expenses amounting to RMB1,287 million. The carried over accumulated loss from prior periods were utilized during the year and resulted in a decrease of income tax expenses amounting to RMB1,453 million.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.   INCOME TAXES — continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Deferred revenue	12,725	3,095
Refund liabilities	1,627	860
Accrued expenses and other liabilities	22,557	18,068
Fair value changes	18,114	17,794
Allowance for uncollectible receivables	107,994	113,638
Amortization difference of long-term assets	19,841	13,601
Accumulated losses carry over	32,683	—
Valuation allowance (i)	(39,516)	(38,050)
Total	176,025	129,006

Deferred tax liabilities:
Contract assets, net	167,949	224,086
Contract cost	21,110	2,944
Intangible assets	8,962	7,123
Total	198,021	234,153

Net deferred tax liabilities	(21,996)	(105,147)
(i)	A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, forecasts of future profitability, existence of taxable temporary differences and reversal periods. The valuation allowance is considered on an individual entity basis. The Group has recognized a valuation allowance against deferred tax assets of RMB39,516 and RMB38,050 for the years ended December 31, 2020 and 2021, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.   INCOME TAXES — continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2019, 2020 and 2021. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2021.

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the consolidated VIEs that are available for distribution were approximately RMB3,300 million and RMB4,152 million as of December 31, 2020 and 2021, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in the PRC subsidiaries and the consolidated VIEs. However, the aggregate undistributed earnings of the Company’s subsidiaries and the consolidated VIEs and its subsidiaries located in the PRC that are available for distribution as of December 31, 2021 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

11.  SHARE-BASED COMPENSATION

Share incentive plan

In September 2015, the Company adopted the 2015 Share Incentive Plan (the “2015 Plan”), In July 2017, the Company adopted the 2017 Share Incentive Plan (the “2017 Plan”), In June 2020, the Company adopted the 2020 Share Incentive Plan (the “2020 Plan”) which permits the grant of three types of awards: options, restricted shares and restricted share units (“RSUs”). Persons eligible to participate in the 2015 Plan, the 2017 Plan and the 2020 Plan include employees (including part-time employees) and the directors of the Company or any of affiliates, which include CreditEase, its subsidiaries and any entities in which CreditEase or a subsidiary of the Company holds a substantial ownership interest. According to the resolutions of the Board and the shareholders of the Company in July 2017, the 2015 Plan was amended. Under the amended 2015 plan, the maximum ordinary shares available for issuance were decreased to 3,939,100. Under the 2017 Plan, the maximum of 6,060,900 ordinary shares were reserved for issuance. Under the 2020 Plan, the maximum of 18,560,000 ordinary shares were reserved for issuance.

Over the life of the Plan 2017, 43,386 RSUs were granted on July 1, 2019, at the fair value of US$6.92 per ordinary share, which was determined based on the closing price of the Company’s ADSs on The NewYork Stock Exchange on the grant date. Approximately 20.0% of the share awards were immediately vested and the rest is expected to be vested in various days up to four years. Over the life of the Plan 2020, 2,592,140 RSUs were granted on June 30, 2020, at fair value of US $2.07 per ordinary share. Approximately 15.4% of the share awards were immediately vested and the rest is expected to be vested in various days up to three years. 143,560 RSUs were granted on December 31, 2020, at fair value of US $1.67 per ordinary share, which were expected to be vested in various days up to three years. 1,830,024 RSUs were granted on June 30, 2021, at fair value of US$3.01 per ordinary share, which were expected to be vested in various days up to three years. 1,381,350 RSUs were granted on July 1, 2021, at fair value of US $2.79 per ordinary share, and all share awards were immediately vested.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.  SHARE-BASED COMPENSATION — continued

Share incentive plan — continued

Out of all the RSUs granted, 43,386 RSUs were granted to directors and employees of the Group under the 2017 Plan on July 1, 2019. 2,089,724 RSUs were granted under the 2020 Plan on June 30, 2020. 139,912 RSUs were granted on December 31, 2020. 1,060,464 RSUs were granted under the 2020 Plan on June 30, 2021. 447,698 RSUs were granted under the 2020 Plan on July 1, 2021. The awards granted to the employees of the Group are recognized as share-based compensation expenses, and measured based on the fair value as of the grant date. The Company recognized compensation expenses in general and administrative expense of RMB43,941, RMB14,173 and RMB19,089 for the years ended December 31, 2019, 2020 and 2021, respectively.

The remaining 502,416 RSUs were granted to employees of CreditEase and its consolidated subsidiaries and VIEs under the 2020 Plan on June 30, 2020. 3,648 RSUs were granted under the 2020 Plan on December 31, 2020. 769,560 RSUs were granted under the 2020 Plan on June 30, 2021. 933,652 RSUs were granted under the 2020 Plan on July 1, 2021.The awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs were recognized as deemed dividend from the Company to CreditEase as the employees of CreditEase do not provide services directly related to the Company. The awards are measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB15,497, RMB5,312 and RMB23,223 for the years ended December 31,2019, 2020 and 2021 respectively.

The total fair value of RSUs vested for the years ended on December 31, 2019,2020 and 2021 were RMB88,446, RMB66,797 and RMB59,611 respectively.

RSUs

A summary of RSUs activities is as follows:

		Weighted-Average
		Grant-Date
	Number of RSUs	Fair Value
		US$
Outstanding as of December 31, 2019	1,918,446	10.96
Granted	2,735,700	2.04
Vested	(1,237,196)	7.82
Forfeited	(807,006)	7.07
Outstanding as of December 31, 2020	2,609,944	4.31
Granted	3,211,374	2.91
Vested	(2,287,340)	4.04
Forfeited	(894,782)	3.32
Outstanding as of December 31, 2021	2,639,196	3.18

As of December 31, 2021, unrecognized compensation cost related to unvested awards granted to employees of the Group, adjusted for estimated forfeitures, was RMB13,393. This cost is expected to be recognized over a weighted average period of 1.2 years on an accelerated basis.

As of December 31, 2021, unrecognized deemed dividend related to unvested awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs, adjusted for estimated forfeitures, was RMB7,489. Such deemed dividend will be recorded over a weighted average period of 1.2 years on an accelerated basis.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

During the years ended December 31, 2020 and 2021, the Company had repurchased 153,279 ADSs for RMB3,050 (US$467) and 128,562 ADSs for RMB2,750 (US$432) on the open market, at a weighted average price of US$2.92 per ADS and US$3.31 per ADS, respectively. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

13.   NET INCOME/(LOSS) PER SHARE AND NET (LOSS)/INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The basic and diluted net income/(loss) per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net income/(loss)	1,155,611	(692,748)	1,032,984
Denominator:
Weighted average number of ordinary shares outstanding, basic	185,219,586	180,301,898	169,029,826
Plus incremental weighted average ordinary shares from assumed vesting of RSUs using the treasury stock method(i)	1,315,878	—	1,560,377
Weighted average number of ordinary shares outstanding, diluted	186,535,464	180,301,898	170,590,203

Basic net income/(loss) per share	6.2391	(3.8422)	6.1113
Diluted net income/(loss) per share	6.1951	(3.8422)	6.0554
(i)	There were nil, 592,249 RSUs and nil, which were excluded from the computation of diluted net income/(loss) per share for 2019, 2020 and 2021 because their effect was anti-dilutive.

14.  LEASES

The Group leases certain office premises to support its core business under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2021, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2021, the Group had no significant lease contract that has been entered into but not yet commenced.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.  LEASES — continued

A summary of supplemental information related to operating leases as of December 31, 2021 is as follows:

	Year ended		Year ended
	December 31, 2020		December 31, 2021
Operating lease ROU assets	105,674		80,752
Operating lease liabilities	81,854		72,101
Operating leases - Weighted average remaining lease term	1.47	years	2.47	years
Operating leases - Weighted average discount rate	3.3%		3.4%

A summary of lease cost recognized and recorded in sales and marketing and general and administrative expenses in the consolidated statements of operations and supplemental cash information related to operating leases is as follows:

	Year ended	Year ended
	December 31, 2020	December 31, 2021
Operating lease cost	244,855	99,036
Short-term lease cost	808	4,220
Total	245,663	103,256
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	218,878	81,695
Non-cash ROU assets in exchange for new lease liabilities:
Operating leases	63,749	103,217

As of December 31, 2021, the maturity of operating lease liabilities under the Group’s non-cancelable operating leases is as follows:

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB
2021	62,414	—
2022	20,947	31,854
2023	872	21,800
2024	—	18,718
2025	—	2,776
2026 and thereafter	—	—
Subtotal	84,233	75,148
Less: imputed interest	2,379	3,047
Present value of operating lease liabilities	81,854	72,101

15.   SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. As a result of the acquisition under common control during 2019, the Group changed its internal organization structure and changed its reportable segments from one to two: Yiren Wealth and Yiren Credit. Yiren Wealth conducts wealth management business and Yiren Credit focuses on consumer credit business. Other segment primarily includes electronic commerce business launched in 2021.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.   SEGMENT INFORMATION — continued

The summary of each segment’s operating results for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenue:
Wealth management	2,176,215	1,432,364	1,260,513
Consumer credit	6,440,569	2,529,598	3,184,302
Others	—	—	33,114
Total net revenue	8,616,784	3,961,962	4,477,929
Operating costs and expenses:
Wealth management	(915,202)	(760,180)	(952,224)
Consumer credit	(6,194,071)	(3,703,031)	(2,130,221)
Others	—	—	(10,340)
Income/(loss) from operations:
Wealth management	1,261,013	672,184	308,289
Consumer credit	246,498	(1,173,433)	1,054,081
Others	—	—	22,774
Total segment income/(loss) from operations	1,507,511	(501,249)	1,385,144
Unallocated expenses	(379,482)	(204,589)	(97,811)
Other income/(expenses)	268,990	(67,521)	(84,160)
Income/(loss) before provision for income taxes	1,397,019	(773,359)	1,203,173

All of the Group’s revenue were generated from the PRC and all of long-lived assets of the Group were located in the PRC. Depreciation and amortization expenses of Wealth management for the years ended December 31, 2019, 2020 and 2021 were RMB2,690, RMB1,888 and RMB1,403, respectively, while such expenses of Consumer credit for the years ended December 31, 2019, 2020 and 2021 were RMB89,912, RMB78,751 and RMB29,225, respectively.

16.  EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB682,006, RMB233,917 and RMB182,154 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC entities. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2019, 2020 and 2021.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.  STATUTORY RESERVES AND RESTRICTED NET ASSETS — continued

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of December 31, 2020 and 2021, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entities of the Group not available for distribution amounted to RMB7,840,922 and RMB8,205,004 respectively (including the statutory reserve fund of RMB600,100 and RMB510,857 as of December 31, 2020 and 2021, respectively).

18.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

19.   SUBSEQUENT EVENTS

The Group has reviewed its subsequent events through date issued, the date these consolidated financial statements were issued and has determined no material subsequent events have occurred that require recognition in or disclosure to the consolidated financial statements.

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets:
Cash and cash equivalents	51,013	6,464	1,014
Prepaid expenses and other assets	2,319	172	27
Amounts due from its subsidiaries and the consolidated VIEs	820,329	1,407,745	220,906
Amounts due from related parties	575,537	—	—
Available-for-sale investments	73,990	88,987	13,964
Investments in its subsidiaries and the consolidated VIEs	2,263,159	3,332,221	522,899

Total assets	3,786,347	4,835,589	758,810
Liabilities:
Accrued expenses and other liabilities	8,683	14,157	2,222

Total liabilities	8,683	14,157	2,222
Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 187,569,640 and 189,856,980 shares issued as of December 31, 2020 and 2021, respectively; 167,965,710 and 169,995,926 shares outstanding as of December 31, 2020 and 2021, respectively)	121	123	19
Treasury stock (1,043,930 and 1,301,054 shares as of December 31, 2020 and 2021, respectively)	(40,147)	(42,897)	(6,731)
Additional paid-in capital	5,058,176	5,100,486	800,378
Accumulated other comprehensive income	17,108	11,553	1,812
Accumulated deficit	(1,257,594)	(247,833)	(38,890)

Total equity	3,777,664	4,821,432	756,588

Total liabilities and equity	3,786,347	4,835,589	758,810

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Operating expenses	(62,789)	(31,359)	(39,311)	(6,169)
Interest income	5,280	665	2,399	377
Non-operating income, net	795	1,041	(1)	—

Share of income/(loss) of its subsidiaries and the consolidated VIEs	1,212,325	(663,095)	1,069,897	167,890

Net income/(loss)	1,155,611	(692,748)	1,032,984	162,098

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income/(loss)	1,155,611	(692,748)	1,032,984	162,098

Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	1,626	(8,293)	(3,193)	(501)
Unrealized gain/ (loss) on available-for-sale investments	3,839	3,546	(2,362)	(371)

Comprehensive income/(loss)	1,161,076	(697,495)	1,027,429	161,226

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net cash used in operating activities	(15,001)	(13,393)	(10,040)	(1,575)

Cash Flows from Investing Activities:
Amounts due from/to its subsidiaries, the consolidated VIEs and related parties	(13,867)	(9,561)	(11,879)	(1,864)
Purchase of available-for-sale investments	(91,050)	—	(34,234)	(5,372)
Proceeds on disposal of available-for-sale investments	93,343	9,755	14,942	2,345

Net cash (used in)/provided by investing activities	(11,574)	194	(31,171)	(4,891)
Cash Flows from Financing Activities:
Repurchase of ordinary shares	(36,843)	(3,050)	(2,750)	(432)

Net cash used in financing activities	(36,843)	(3,050)	(2,750)	(432)

Effect of foreign exchange rate changes	322	(1,176)	(588)	(92)

Net decrease in cash and cash equivalents	(63,096)	(17,425)	(44,549)	(6,990)
Cash and cash equivalents, beginning of year	131,534	68,438	51,013	8,004

Cash and cash equivalents, end of year	68,438	51,013	6,464	1,014

YIREN DIGITAL LTD.

SCHEDULE I-NOTES TO THE CONDENSED FINANCIAL INFORMATION

1.	BASIS FOR PREPARATION

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

As of December 31,2020 and 2021, the amounts mainly represent an interest-free, unsecured and repayable on demand loan provided to YouRace Hengchuang and Creditease Puhui, respectively.

4.	AMOUNTS DUE FROM RELATED PARTIES

As of December 31, 2020, the amount due from related parties mainly represent the amounts receivable from HengCheng. As of December 31, 2021, no amount due from related parties is recorded.