Form 20-F
period 2022-12-31
Yiren Digital Ltd.
filed 2023-04-28
CIK 1631761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-37657

Yiren Digital Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

28/F, China Merchants Bureau Building, 118 Jianguo Road
Chaoyang District, Beijing 100022
The People’s Republic of China
(Address of principal executive offices)

Na Mei, Chief Financial Officer
Telephone: +86 10 5964-4552
Email: ir@yirendai.com
28/F, China Merchants Bureau Building, 118 Jianguo Road
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

178,577,768 ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

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

☐ Yes  ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐Yes  ☐ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).

☐Yes  ☐ No

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

 ☐Yes  ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“ADSs” refer to our American depositary shares, each of which represents two ordinary shares;
●	“client assets” refer to the outstanding balance of client assets generated through our platforms;
●	“CreditEase” refers to CreditEase Holdings (Cayman) Limited, our parent company and controlling shareholder;
●	“M3+ Net Charge-off Rate” with respect to loans facilitated during a specified time period, which we refer to as a vintage, is defined as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period, and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage;
●	“ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
●	“Yiren Credit” refers to our credit-tech platform that has the capability to provide individual borrowers and small business owners with a full spectrum of online multi-channel loan products funded by financial institutions;
●	“Yiren Digital,” “we,” “us,” “our company” and “our” refer to Yiren Digital Ltd., its subsidiaries and in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including, but not limited to, CreditEase Puhui Information Consultant (Beijing) Co., Ltd., Hexiang Insurance Broker Co., Ltd., Haijin Yichuang Financial Leasing Co., Ltd., Yiren Financial Information Service (Beijing) Co., Ltd., Dekai Yichuang Asset Management (Shenzhen) Co., Ltd., Hainan Haijin Yichuang Data Information Service Co., Ltd., and Beijing Yiyouxuan Technology Information Service Co., Ltd.;
●	“Yiren Select” refers to the “Finance Plus Life” super App initiative launched by Yiren Wealth, which caters to the mass affluent group’s diversified and comprehensive needs in different life scenarios; in the second half of 2022, Yiren Wealth was upgraded and re-branded as “Yiren Select;” and
●	“Yiren Wealth” (predecessor of “Yiren Select”) refers to our wealth solution platform that specifically targets the mass affluent population and provides them with comprehensive wealth solutions.

In March and July 2019, we entered into definitive agreements and certain amendment, respectively, with CreditEase, the controlling shareholder of our company, pursuant to which we assumed from CreditEase and its affiliates certain business operations, mainly including online wealth business targeting the mass affluent, unsecured and secured consumer lending, small-and-medium-enterprise (SME) lending and other related services or businesses (the “Acquired Businesses”). This transaction was consummated in July 2019. Unless otherwise indicated, the financial data and operating data of our company set forth in this annual report reflect the inclusion of the Acquired Businesses.

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we disposed of the online consumer lending platform targeting individual investors as the funding source (the “Disposed Business”). The Disposed Business was operated by Hengcheng Technology Development (Beijing) Co., Ltd. (“Hengcheng”), and CreditEase, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. After the restructuring, the funding source for Yiren Credit is investments from institutional funding partners only.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the online consumer finance marketplace market in China;
●	our expectations as to the charge-off rates of loans facilitated through our platform;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with borrowers and wealth clients;
●	our plans to invest in our proprietary technologies in the areas of data collection and processing algorithms as well as new business initiatives;
●	competition in our industry;
●	potential impact of COVID-19 outbreak on our current and future business development, financial condition and results of operations; and
●	relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Yiren Digital Ltd. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the consolidated variable interest entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet culture business and certain value-added telecommunication services such as internet content provision services. Accordingly, we operate these businesses in China through the consolidated variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their shareholders to conduct the business operations of the consolidated variable interest entities. Revenues contributed by the consolidated variable interest entities accounted for 64.4%, 71.3% and 53.0% of our total revenues for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yiren Digital Ltd., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including but not limited to CreditEase Puhui Information Consultant (Beijing) Co., Ltd. or CreditEase Puhui, which was established in March 2011 and holds our Domestic Call Center Service Permit, operates our website and primarily engages in the credit business; Hexiang Insurance Broker Co., Ltd. or Hexiang Insurance Brokers, which was established in September 2011 and holds our Business Licenses to Professional Insurance Intermediaries, operates our website and primarily engages in the insurance brokerage business; Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. or Dekai Yichuang, which was established in March 2016 and primarily engages in the business of asset management; Hainan Haijin Yichuang Data Information Service Co., Ltd. or Yichuang Data, which was established in December 2016; Haijin Yichuang Financial Leasing Co., Ltd. or Yichuang Financial Leasing, which was established in March 2017 and primarily engages in the business of financial leasing; Hainan Haijin Yichuang Micro-lending Co., Ltd. or Yichuang Micro-lending, which was established in May 2017 and primarily engages in the micro-lending business; Yiren Financial Information Service (Beijing) Co., Ltd. or Yiren Wealth, which was established in October 2016 and operates our website and mobile application and primarily engages in the comprehensive wealth business; Heilongjiang Changtuo Technology Development Co., Ltd. or Changtuo Technology, which was established in January 2014; Tianjin Linyang Information and Technology Co., Ltd. or Tianjin Linyang, which was established in July 2019; Beijing Yiding Technology Co., Ltd. or Yiding Technology, which was established in August 2019 and operates our website and primarily engages in the insurance referral business; Beijing Kechuang Xinlian Technology Co., Ltd. or Kechuang Xinlian, which was established in November 2019 and holds our Internet Culture Business Permit, Internet Content Provider License and Electronic Data Interchange License, operates our website and mobile application and primarily engages in the electronic commerce business; and Beijing Yiyouxuan Technology Information Service Co., Ltd. or Yiyouxuan, which was established in July 2022 and holds our Internet Content Provider License and Electronic Data Interchange License, operates our mobile application and primarily engages in the electronic commerce business. Investors in our ADSs are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreements, equity pledge agreements, powers of attorney and business operation agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual agreements, we are considered the primary beneficiary of these companies and have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities.”

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

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated variable interest entities. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretations of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated variable interest entities in China, including, among others, Internet Content Provider (“ICP”) License, Electronic Data Interchange (“EDI”) License, Domestic Call Center License, Internet Culture Business Permit, Food Business Permit, Internet Drug Information Service Certificate, Filing Recordation for Medical Devices Operating Enterprise, Financing Guarantee Business License, Approval to Conduct Financial Leasing Business, Approval to Conduct Micro-lending Business and Business Licenses to Professional Insurance Intermediaries. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the consolidated variable interest entities, (i) have not received a request to obtain permissions or complete filings from the China Securities Regulatory Commission, or the CSRC, (ii) have not received a request to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, in connection with any future overseas capital markets activities, we may need to file with the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Also, in connection with issuance of securities to foreign investors, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to conduct future offerings of securities to investors and accept foreign investments. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the U.S. Securities and Exchange Commission, or the SEC, determines that a company retains a foreign accounting firm that cannot be subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the board was unable to inspect or investigate completely registered public accounting firms in Mainland China and Hong Kong. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions. Our current independent registered public accounting firm, Wei, Wei & Co., LLP, or Wei Wei, whose audit report is included in this annual report on Form 20-F, is headquartered in Flushing, New York, and has been inspected by the PCAOB on a regular basis. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong, it may create uncertainty about the ability of Wei Wei to fully cooperate with the PCAOB’s request for audit workpapers located in Mainland China or Hong Kong. Such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB may be unable to inspect or fully investigate our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection and our ADSs may be prohibited from trading in the United States under the HFCA Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We operate in emerging and evolving industries, and our operations, services and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.
●	If we are unable to obtain adequate funding from institutional funding partners to meet user demand for loans on our platform, our business and results of operations will be adversely affected.
●	If we are unable to maintain or increase the volume of loans facilitated through our marketplace or if we are unable to retain existing borrowers or wealth clients or attract new borrowers or wealth clients, our business and results of operations will be adversely affected.
●	If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.
●	We may not be able to achieve profitability in the future.
●	If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
●	Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Risks Related to Our Carve-out from CreditEase and Our Relationship with CreditEase

Risks and uncertainties related to our carve-out from CreditEase and our relationship with CreditEase include, but are not limited to, the following:

●	We rely on our parent company, CreditEase, for the successful operation of our business.
●	Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.
●	We may have conflicts of interest with CreditEase and, because of CreditEase’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Yiren Digital Ltd. is a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and their subsidiaries. We conduct our operations in China primarily through (i) our subsidiaries in China, (ii) the variable interest entities with which we have maintained contractual arrangements, and (iii) the subsidiaries of the variable interest entities. Holders of our ADSs hold equity interest in Yiren Digital Ltd. and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries. There are uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of these contractual arrangements. If the whole or any part of our contractual arrangements with the variable interest entities and their shareholders is found to be unenforceable, we may not be able to consolidate, or derive economic interests from the consolidated variable interest entities and their subsidiaries, which could result in a material adverse change in the financial performance of our company and the value of our ADSs.
●	Any failure by the consolidated variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but not limited to, the following:

●	PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
●	Changes in China’s or global economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	The funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.”
●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	The PCAOB may be unable to inspect or fully investigate our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection and our ADSs may be prohibited from trading in the United States under the HFCA Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our American Depositary Shares

In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Cash and Asset Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or their subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, other financing activities and cash generated from operating activities. In 2020 and 2021, our Cayman Islands holding company transferred cash in the total amount of RMB9.6 million and RMB11.9 million to our subsidiaries, and received RMB9.8 million (US$1.4 million) from our subsidiaries in 2022. In 2020, 2021 and 2022, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. Pursuant to the exclusive technical and consulting services agreements between our wholly-owned PRC subsidiaries and the consolidated variable interest entities, the amount of service fees shall be calculated in such manner as determined by both the consolidated variable interest entities and our wholly-owned PRC subsidiary from time to time based on the nature of service and paid. The consolidated variable interest entities have paid RMB392.8 million, RMB66.0 million and RMB378.1 million (US$54.8 million) of service fees to our wholly-owned PRC subsidiary under the variable interest entity arrangements for the years ended December 31, 2020, 2021 and 2022, respectively. The consolidated variable interest entities expect to continue to settle any service fees incurred under the exclusive technical and consulting services agreements. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of Chinese mainland are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.”

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future:

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of variable interest entity agreements, our PRC subsidiaries may charge the consolidated variable interest entities for services provided to the consolidated variable interest entities. These service fees shall be recognized as expenses of the consolidated variable interest entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the consolidated variable interest entities file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the consolidated variable interest entities and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and the variable interest entities qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries, which in turn rely on consulting and other fees paid to us by the consolidated variable interest entities, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the consolidated variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends.

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

Financial Information Related to the Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and other entities as of the dates presented:

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2022
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing		Consolidated
	Parent	Subsidiaries	Interest Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net revenue	—	2,063	2,541	—	(1,169)	3,435
Net (loss)/income	(43)	370	848	17	3	1,195

	For the Year Ended December 31, 2021
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing		Consolidated
	Parent	Subsidiaries	Interest Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net revenue	—	1,773	3,282	—	(577)	4,478
Net (loss)/income	(37)	790	349	(75)	6	1,033

	For the Year Ended December 31, 2020
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing		Consolidated
	Parent	Subsidiaries	Interest Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net revenue	—	3,858	2,663	—	(2,559)	3,962
Net (loss)/income	(29)	1,592	(2,122)	(129)	(5)	(693)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Cash and cash equivalents	24	1,452	2,796	—	—	4,272
Restricted cash	—	—	—	89	—	89
Accounts receivable	—	120	101	—	—	221
Contract assets, net	—	519	108	—	—	627
Contract cost	—	—	1	—	—	1
Prepaid expenses and other assets	2	204	114	1	—	321
Loans at fair value	—	—	—	54	—	54
Financing receivables	—	—	514	—	—	514
Amounts due from related parties	1,398	1,163	1,112	—	(2,407)	1,266
Held-to-maturity investments	—	1	—	2	—	3
Available-for-sale investments	49	481	595	—	(152)	973
Property, equipment and software, net	—	14	63	—	—	77
Deferred tax assets	—	—	84	—	—	84
Right-of-use assets	—	24	10	—	—	34
Investments in its subsidiaries and the consolidated VIEs	4,572	1,432	—	—	(6,004)	—
Total assets	6,045	5,410	5,498	146	(8,563)	8,536
Accounts payable	—	5	9	—	—	14
Amounts due to related parties	—	318	2,312	5	(2,407)	228
Deferred revenue	—	56	9	—	—	65
Payable to investors at fair value	—	—	—	232	(232)	—
Accrued expenses and other liabilities	14	169	1,132	—	—	1,315
Secured borrowings	—	—	768	—	—	768
Deferred tax liabilities	—	63	17	—	—	80
Lease liabilities	—	26	9	—	—	35
Total liabilities	14	637	4,256	237	(2,639)	2,505

	As of December 31, 2021
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Cash and cash equivalents	6	1,465	1,393	—	—	2,864
Restricted cash	—	24	—	57	—	81
Accounts receivable	—	88	217	—	—	305
Contract assets, net	—	543	563	—	—	1,106
Contract cost	—	4	9	—	(3)	10
Prepaid expenses and other assets	—	206	145	1	—	352
Loans at fair value	—	—	—	74	—	74
Financing receivables	—	—	1,698	—	—	1,698
Amounts due from related parties	1,408	3,661	2,284	—	(6,474)	879
Held-to-maturity investments	—	—	—	2	—	2
Available-for-sale investments	89	155	5	—	(72)	177
Property, equipment and software, net	—	22	81	—	—	103
Deferred tax assets	—	—	7	—	—	7
Right-of-use assets	—	35	46	—	—	81
Investments in its subsidiaries and the consolidated VIEs	3,332	1,432	—	—	(4,764)	—
Total assets	4,835	7,635	6,448	134	(11,313)	7,739
Accounts payable	—	—	19	—	—	19
Amounts due to related parties	—	2,826	3,964	42	(6,399)	433
Deferred revenue	—	2	10	—	—	12
Payable to investors at fair value	—	—	—	203	(152)	51
Accrued expenses and other liabilities	14	214	954	1	—	1,183
Secured borrowings	—	—	1,029	—	—	1,029
Refund liabilities	—	6	—	—	—	6
Deferred tax liabilities	—	72	41	—	—	113
Lease liabilities	—	33	39	—	—	72
Total liabilities	14	3,153	6,056	246	(6,551)	2,918

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2022
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net cash (used in)/provided by operating activities	(23)	483	1,375	4	10	1,849
Net cash provided by/(used in) investing activities	43	(522)	428	35	69	53
Net cash (used in)/provided by financing activities	(4)	—	(400)	(6)	(79)	(489)
Effect of foreign exchange rate changes	1	1	—	—	—	2

	For the Year Ended December 31, 2021
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net cash (used in)/provided by operating activities	(10)	(35)	250	(35)	(12)	158
Net cash (used in)/provided by investing activities	(31)	81	(359)	66	(104)	(347)
Net cash (used in)/provided by financing activities	(3)	—	501	(187)	116	427
Effect of foreign exchange rate changes	(1)	—	—	—	—	(1)

	For the Year Ended December 31, 2020
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net cash (used in)/provided by operating activities	(13)	1,091	(828)	42	(10)	282
Net cash (used in)/provided by investing activities	—	(1,203)	(1,249)	33	622	(1,797)
Net cash (used in)/provided by financing activities	(3)	(66)	1,542	94	(612)	955
Effect of foreign exchange rate changes	(1)	(2)	—	—	—	(3)

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

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we disposed of the Disposed Business. The Disposed Business was operated by Hengcheng, and CreditEase, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. Please see “Item 4. Information on the Company—A. History and Development of the Company” for further information.

The following selected consolidated statements of operations data for the years ended December 31, 2020, 2021 and 2022 and selected consolidated balance sheet data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statements of operations data for the year ended December 31, 2019 and the selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this annual report. The following selected recast consolidated statements of operations data for the year ended December 31, 2018 and the selected recast consolidated balance sheet data as of December 31, 2018 have been derived from our audited recast consolidated financial statements not included in this annual report.

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

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data, and percentages)
Selected Consolidated Statements of Operations Data:
Net revenue (including revenue from related parties of RMB177,341, RMB142,477, RMB145,442, RMB573,158 and RMB411,010 for the years ended December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	11,244,114	8,616,784	3,961,962	4,477,929	3,434,620	497,973
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB997,203, RMB434,875, RMB111,550, RMB1,548 and RMB38 for the years ended December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	(6,658,270)	(4,457,353)	(1,905,095)	(1,553,344)	(573,974)	(83,218)
Origination, servicing and other operating costs (including costs from related parties of RMB559,724, RMB409,287, RMB718,734, RMB354,985 and RMB350,311 for the years ended December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	(1,061,289)	(665,083)	(1,104,682)	(760,858)	(776,841)	(112,631)
General and administrative (including expenses from related parties of RMB584,426, RMB122,338, RMB 192,934, RMB135,118 and RMB100,636 for the years ended December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	(1,336,247)	(731,806)	(627,368)	(508,869)	(423,718)	(61,433)
Provision for contingent liability	(419,581)	(9,462)	(3,187)	2,629	—	—
Allowance for contract assets, receivables and others	(992,581)	(1,625,051)	(371,629)	(370,154)	(188,223)	(27,291)
Loss of disposal	—	—	(655,839)	—	—	—
Total operating costs and expenses	(10,467,968)	(7,488,755)	(4,667,800)	(3,190,596)	(1,962,756)	(284,573)

Interest income/(expense), net	73,917	73,367	61,623	(73,383)	(26,302)	(3,813)
Fair value adjustments related to the consolidated asset backed financing entities	243,122	3,866	(143,988)	(37,442)	18,900	2,740
Gain on disposal of loan receivables and other beneficial rights	663,884	159,392	—	—	—	—
Other income, net	26,323	32,365	14,844	26,665	30,921	4,483
Total other income/(loss), net	1,007,246	268,990	(67,521)	(84,160)	23,519	3,410
Income/(loss) before provision for income taxes	1,783,392	1,397,019	(773,359)	1,203,173	1,495,383	216,810
Income tax (expenses)/benefit	(194,287)	(239,228)	80,611	(170,189)	(300,512)	(43,570)
Share of results of equity investees	(9,295)	(2,180)	—	—	—	—
Net income/(loss)	1,579,810	1,155,611	(692,748)	1,032,984	1,194,871	173,240
Weighted average number of ordinary shares outstanding, basic	184,225,643	185,219,586	180,301,898	169,029,826	174,695,959	174,695,959
Basic net income/(loss) per share	8.5754	6.2391	(3.8422)	6.1113	6.8397	0.9917
Basic net income/(loss) per ADS (1) (2)	17.1508	12.4782	(7.6844)	12.2226	13.6794	1.9834
Weighted average number of ordinary shares outstanding, diluted	186,270,515	186,535,464	180,301,898	170,590,203	175,391,332	175,391,332
Diluted net income/(loss) per share	8.4813	6.1951	(3.8422)	6.0554	6.8126	0.9877
Diluted net income/(loss) per ADS (1) (2)	16.9626	12.3902	(7.6844)	12.1108	13.6252	1.9754

Notes:

(1)	Each ADS represents two ordinary shares.
(2)	For purposes of calculating net loss/income per share, the weighted average number of ordinary shares for all the prior periods presented in the consolidated financial statements have been retroactively adjusted to reflect the issuance of our ordinary shares to CreditEase in consideration of our assumption of the Acquired Businesses.

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	2,606,939	3,198,086	2,469,909	2,864,543	4,271,899	619,367
Restricted cash	427,546	71,056	237,239	80,800	88,796	12,874
Contract assets, net (net of allowance of RMB992,049, RMB1,515,627, RMB467,306, RMB350,686 and RMB153,435 as of December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	3,909,263	2,398,685	750,174	1,105,905	626,739	90,869
Loans at fair value	1,375,221	418,492	192,156	73,734	54,049	7,836
Financing receivables (net of allowance of nil, nil, RMB32,975, RMB65,489 and RMB40,735 as of December 31, 2018, 2019, 2020, 2021 and 2022, respectively)	—	29,612	1,253,494	1,697,962	514,388	74,579
Held-to-maturity investments	329,597	6,627	3,286	2,200	2,700	391
Available-for-sale investments	835,565	460,991	175,515	177,360	972,738	141,034
Total assets	14,251,815	9,644,420	6,702,253	7,739,440	8,536,095	1,237,617
Secured borrowings	222,419	18,590	500,500	1,028,600	767,900	111,335
Refund liabilities	2,145,748	1,801,535	10,845	5,732	—	—
Total liabilities	14,615,228	5,154,330	2,924,589	2,918,008	2,505,282	363,231
Total (deficit)/equity	(363,413)	4,490,090	3,777,664	4,821,432	6,030,813	874,386

B.Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We operate in emerging and evolving industries, and our operations, services and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.

The market for China’s loan facilitation and wealth solutions are emerging and in general remain at relatively preliminary stages of development and may not continue to develop as rapidly as expected. The regulatory framework for the industries we operate in is also evolving and may remain uncertain for the foreseeable future.

We launched our online marketplace in March 2012 and have a limited operating history. Starting in the fourth quarter of 2014, we began offering loan products with different pricing grades. In the second quarter of 2017, we further launched a new credit scoring system, the Yiren score, which can be used to more accurately characterize a borrower’s credit profile. As a result of our strategic business realignment with CreditEase in 2019, we began operating our business on a more diverse and scalable mix of service platforms—Yiren Credit and Yiren Wealth (predecessor of “Yiren Select”). Yiren Credit was our credit-tech platform that had the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products funded by retail and institutional investors. Yiren Wealth (predecessor of “Yiren Select”) was our wealth solution platform that specifically targeted the mass affluent population and provided them with comprehensive wealth solutions. In May 2020, we acquired Hexiang Insurance broker Co., Ltd., or Hexiang Insurance Brokers, which further expanded our business lines under our holistic wealth service strategy. Hexiang Insurance Brokers has been operating our insurance brokerage business since the acquisition and has been growing into an essential business arm within Yiren Digital ecosystem. On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we disposed of the online consumer lending platform targeting individual investors as the funding source (the “Disposed Business”). The Disposed Business was operated by Hengcheng, and CreditEase, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. After the restructuring, the funding source for Yiren Credit is investments from institutional funding partners only. In the second half of 2022, we upgraded and re-branded Yiren Wealth as Yiren Select, which is our comprehensive wealth solution platform that targets the mass affluent population with a variety of non-financial products and services as well as wealth solutions.

As our business develops or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. For example, we cannot assure you that wealth solutions available through our platform can be widely accepted in light of our limited experience and operating history in the wealth business sector. It is possible that we may not be able to provide access to attractive wealth solutions to achieve our clients’ expected returns. Any failure on our part to keep up with providing access to wealth solutions or any failure to respond quickly to the market trend may materially and adversely affect the growth of our wealth business. It is therefore difficult to effectively assess our future prospects. The risks and challenges we encounter or may encounter in this developing and rapidly evolving market may adversely impact our business and prospects. These risks and challenges include our ability to, among other things:

●	navigate an evolving regulatory environment;
●	expand the base of borrowers and wealth clients served on our platforms;
●	acquire borrowers and wealth clients in a cost-effective manner;
●	enhance our risk management capabilities and maintain low delinquency rates of transactions facilitated by us;
●	continue to scale our technology infrastructure to support the growth of our platform and higher transaction volume;
●	broaden our product offerings;
●	source qualified third-party wealth solutions;
●	enhance our risk management capabilities;
●	attract sufficient funding from institutional funding partners;
●	improve our operational efficiency;
●	cultivate a vibrant consumer finance ecosystem;
●	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;

●	attract, retain and motivate talented employees; and
●	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

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

The growth and success of our operations depend on the availability of adequate funding to meet users’ demand for loans on our platform. Our funding sources include investments from institutional funding partners only. Our institutional funding partners primarily include commercial banks, trusts, microloan, and consumer finance companies. In 2022, 100.0% of loans facilitated on our platform were funded by our institutional funding partners. To maintain a high growth momentum of our marketplace, we must continuously attract more institutional funding partners to our marketplace. If there is insufficient funding from our institutional funding partners, borrowers may not be able to obtain capital through our marketplace and may turn to other sources for their borrowing needs. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgate new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. Our cooperation with institutional funding partners is not on an exclusive basis. If the governmental authorities further tighten the regulations on the online consumer finance industry, our institutional funding partners would become more selective in choosing partners for referring borrowers and facilitating loans for them. The competition we face would become even more intense. If we fail to continuously meet their requirements or needs, our financial institution partners may stop cooperating with us and turn to our competitors, which may also materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain or increase the volume of loans facilitated through our marketplace or if we are unable to retain existing borrowers or wealth clients or attract new borrowers or wealth clients, our business and results of operations will be adversely affected.

The growth of our marketplace is dependent on the increase in the volume of loans facilitated and the sales volume of our current wealth products through our marketplace, which may be affected by several factors, including the regulatory environment, our brand recognition and reputation, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the spectrum and attractiveness of our current wealth products, the efficiency of our platform, the macroeconomic environment and other factors.

To maintain the high growth momentum of our marketplace, we must continuously increase the volume of loans and the sales volume of our current wealth products by retaining current participants and attracting more users whose needs for financing, or wealth appreciation or protection can be met on our marketplace. If there is insufficient funding from our institutional funding partners, borrowers may not be able to obtain capital through our marketplace and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient funding from our institutional funding partners or if borrowers do not continue to participate in our marketplace at the current rates due to business or regulatory reasons, we might not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

To the extent permitted by laws and regulations, we intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels. For our credit-tech business, we attract borrowers through online channels, such as our self-developed e-commerce platform, search engine marketing, search engine optimization, mobile application downloads through major application stores, as well as various marketing campaigns and membership services. Historically, we also utilized offline channels for borrower acquisition, and we relied on CreditEase Puhui Information Consultant (Beijing) Co., Ltd., or CreditEase Puhui, an entity managing CreditEase’s national service network, for offline borrower acquisition. We started to scale back our offline borrower acquisition in the second half of 2021 and discontinued the business in February 2022 to optimize product mix, cost efficiency and revenue structure during and post the pandemic period. In 2020, 2021 and 2022, 21.7%, 6.1% and 0.0% of our borrowers were acquired through CreditEase Puhui, respectively, contributing 68.4%, 29.3% and 0.0% of the total amount of loans facilitated through our marketplace, respectively. For our holistic wealth business, we acquire clients through a variety of sources, such as online direct marketing, CreditEase ecosystem, member referral and channel partnership. In order to better serve our clients and enhance their overall wellbeing, we started to provide selected and customized non-financial products and services under Yiren Select “holistic wealth” strategy in December 2021. Yiren Select is designed to specifically meet the comprehensive needs of China’s mass affluent population.

There is no assurance that we will be successful with our user acquisition efforts. If any of our current user acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to acquire new borrowers and wealth clients in a cost-effective manner or convert potential borrowers and wealth clients into active borrowers and wealth clients, and may even lose our existing borrowers and wealth clients to our competitors. If we are unable to attract qualified borrowers and sufficient funding from our institutional funding partners or if wealth clients do not continue to participate in our marketplace, we might be unable to increase our loan transaction volume or sales volume of wealth products and thus unable to increase revenues as we expect, and our business and results of operations may be adversely affected.

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

On September 27, 2021, the People’s Bank of China, or the PBOC, issued the Administrative Measures for Credit Reporting Business, or the Credit Reporting Measures, which took effect on January 1, 2022. The Credit Reporting Measures define “credit information” to include “basic information, borrowing and lending information and other relevant information legally collected in the offering of services of finance or other activities for purposes of identifying and judging the credit standing of businesses and individuals, as well as result of analysis and evaluation based on the aforesaid information” and define “credit reporting business” as the collection, collation, keeping and processing of credit information and provision of such information to information users. The Credit Reporting Measures applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services of credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, among others” are also subject to the Credit Reporting Measures. Credit Reporting Measures provide for an 18-month grace period from its effectiveness date for organizations that engage in credit investigation business to obtain the credit reporting business license and comply with its other provisions. The Credit Reporting Measures are new and significant uncertainties exist with respect to its interpretation and implementation. For example, the Credit Reporting Measures do not directly deny the legitimacy of existing data analytics or precision marketing service providers in the financial service industry, nor does it provide a clear guidance or implementation rules on how and when these providers, if deemed to be conducting credit reporting business, could apply for required licenses or otherwise comply with the Credit Reporting Measures.

In addition, it is reported that in April 2021, the PBOC, the China Banking and Insurance Regulatory Commission, or the CBIRC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or the SAFE, invited a number of internet platform operators for a meeting to discuss the operations and compliance of their internet finance business, including but not limited to conducting credit reporting business through authorized credit reporting agency.

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

According to the Regulations on the Supervision and Administration of Financing Guarantee Companies, which was promulgated by State Council and came into effect on October 1, 2017, without the approval by the competent government department, no entity may operate the financing guarantee business in which such entity acts as a guarantor providing guarantee to the guaranteed parties as to their loans, bonds or other types of debt financing. If any entity engages in the financing guarantee business without such approval, the entity may be subject to penalties, including ban or suspension of business, confiscation of revenues related to financing guarantee business, fines and criminal liabilities. Circular on Measures for the Regulation of Risks in the Information Technology Outsourcing by Banking and Insurance Institutions, or Circular 141, further sets out that a banking financial institution shall not accept any credit enhancement service, ultimate commitment or any other disguised credit enhancement service provided by any third-party institution without guarantee qualifications. We cooperated with a bank to furnish borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposits from time to time. We also undertook to repay the bank on behalf of defaulting borrowers if any repayment was 80 days overdue and upon such full repayment to the bank, we would obtain the creditor’s rights in respect of the relevant default amount. Since the promulgation of Circular 141, we have suspended the cooperation with the bank. Due to the lack of further interpretations and the evolving regulatory environments, it is uncertain whether we would be deemed by the PRC regulatory authorities as operating financing guarantee business, which is prohibited by the Interim Measures. We cannot assure you that we will not be subject to sanctions imposed by relative PRC regulatory agencies, or be required in the future to obtain approval or license for financing guarantee business to continue our cooperation with banks.

In July 2020, the CBIRC published the Interim Measures for the Administration of Internet Loans of Commercial Banks and amended in June 2021, or the Commercial Banks Measures, which stipulate several rules on internet loans provided by commercial banks. In February 2021, the CBIRC issued the Notice on Further Regulating the Internet Loan Business of Commercial Banks, or the Internet Loan Notice, which makes further provisions on the internet loan business by commercial banks. In July 2022, the CBIRC issued the Notice on Strengthening the Management of the Internet Lending Business of Commercial Banks to Improve the Quality and Efficiency of Financial Services, or the Commercial Banks Notice, aiming to further specify rules on internet loans provided by commercial banks. The Commercial Banks Notice grants a transition period until June 30, 2023 for the internet loan stock business. For newly generated internet loans provided by commercial banks during such transition period, the Commercial Banks Notice, the Internet Loan Notice and the Commercial Banks Measures shall apply. We cannot assure you that our cooperation with commercial banks will remain in compliance with the Commercial Banks Measures, the Internet Loan Notice and the Commercial Banks Notice.

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

The regulatory framework in China’s insurance industry is evolving and undergoing significant changes. Further development of regulations applicable to us may result in additional restrictions on our business operations. We may have to adjust our business practice and operations to comply with the continuously changing regulatory requirements. For example, the Implementing Measures for Administrative Licensing and Record-filing for Insurance Intermediaries, promulgated by the CBIRC on October 28, 2021 and effective on February 1, 2022, which apply to both online and offline insurance intermediaries, require the CBIRC and its local offices to implement administrative license and recordation of insurance intermediary business and senior executives. On December 14, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021, significantly changed the regulatory regime for online insurance business in various aspects. For instance, the Regulatory Measures require insurance institutions (including insurance carriers and insurance intermediary service providers, such as insurance brokerage companies and insurance agency companies) to (i) establish internal policies with regard to personnel management, customer information protection and internal control, (ii) enhance compliance management of promotional materials and marketing activities, (iii) meet certain detailed requirements for sales activities, and (iv) protect the information right of consumers by making appropriate disclosure. In particular, the Regulatory Measures require online insurance transactions being conducted through online interfaces operated by insurance institutions only, and prohibit insurance institutions to set default option for customer and impose any restriction on the cancellation of automatic payment to affect customer’s choice during the sales process of insurance products. The Regulatory Measures prohibit entities which are not insurance institutions from conducting insurance businesses, such as consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection. The Regulatory Measures also do not explicitly allow the entities which are not insurance institutions to conduct marketing activities for online insurance products. In addition, the Regulatory Measures set a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. In particular, insurance institutions engaged in online insurance products sales business shall have IT systems that are certified as Safety Level III Computer Information Systems or above level.

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

Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution partners, our collaboration with them may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations. For example, on December 31, 2021, seven ministries and commissions including the PBOC issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments), which if becoming effective will regulate online marketing of financial products by financial institutions or internet platform operators engaged by such financial institutions. Pursuant to this draft, financial institutions shall not engage other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. This draft also prohibits third-party online platform operators from being involved in the sale of financial products or participating in the income sharing of financial business in a disguised way without the approval of financial regulatory authorities. If these measures were to be adopted in their current form, we may no longer be able to display financial products in current format on our mobile app to conduct online marketing, which may have a material adverse impact on our business, results of operations and prospects.

The Administrative Measures for Information Technologies of Securities Fund Operators, published by the CSRC in December 2018 and amended in January 2021, provide that agencies providing information technology services for securities and funds business activities shall file record with the CSRC. The Provisions on the Implementation of the Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, or the Implementation Measures, issued by the CSRC on August 28, 2020 and effective on October 1, 2020, provide that where a fund manager or a fund distributor rents cyberspace premises (such as websites or applications) of a third-party network platform to deploy relevant webpages and feature modules and provide fund distribution services for investors, such third party shall, as a fund service agency engaging in information technology system services, file record with the CSRC.

In the second half of 2022, we upgraded and re-branded Yiren Wealth as Yiren Select, which is our comprehensive wealth solution platform that targets the mass affluent population with a variety of non-financial products and services as well as wealth solutions. Yiren Select does not provide information technology services for securities and funds business activities and thus we believe that Yiren Select will not be required to file record with the CSRC. As of the date of this annual report, we have not received any notification or punishment for failing to file record with the CSRC as a fund service agency engaging in information technology system services. However, we cannot assure you that the PRC governmental authorities would take the same view as us. Furthermore, Yiren Select’s operation is subject to various PRC regulations relating to internet advertising. We cannot assure you that Yiren Select will remain in compliance with such regulations.

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

Although operating of our online marketplace is not part of the fund-raising process by the ABFEs, we cannot assure you that our provision of services to the ABFEs and investments through the ABFEs will not be viewed by PRC regulators as violating any laws or regulations regarding capital pools. Also, we transferred cash to certain trusts in amounts equal to certain percentages of the entire assets put into the trusts, as security funds to protect the ABFEs from potential losses from defaults of loans in which the ABFEs have invested. Under limited circumstances, the remainder of such funds may be returned to us, and we cannot assure you that we will not be viewed by PRC regulators as bearing some credit risk or providing credit enhancement services under such arrangement. In addition, we cannot assure you that the purchase of beneficial rights of the ABFEs through the Shenzhen Stock Exchange, or purchase of beneficial rights of ABFEs in private placement would not be deemed as investments in loans facilitated through the online marketplace we operate by using our own capital. If any of such business arrangements were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected. In addition, as the laws, rules and regulations applicable to asset-backed securities are still developing, it remains uncertain as to the application and interpretation of such laws, rules and regulations, particularly as they relate to the online lending information intermediary service industry.

If we are unable to maintain low default rates for loans facilitated by our platform, our business and results of operations may be materially and adversely affected.

Our ability to attract borrowers and institutional funding partners to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a borrower’s credit profile and maintain low default rates. To conduct this evaluation, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. Our credit scoring model aggregates and analyzes the data submitted by a borrower, as well as the data we collect from a number of internal and external sources, and then generates a score for the prospective borrower. The score will be further used to approve and classify the borrower into different segments in our current risk grid. If our credit scoring model contains programming or other errors, is ineffective, or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified or mispriced loans or incorrect approvals or denials of loans. As a result, we may not be able to effectively and accurately assess the credit profiles of borrowers, segment borrowers into the appropriate grade in the risk grid, or maintain low default rates of loans facilitated by our platform. In addition, the foregoing will also have an impact on collectability of service fees, resulting in higher allowances for contract assets.

Historically, loans generated from our online channels generally have experienced higher delinquency rates and higher charge-off rates as compared with loans referred from offline channels. If the proportion of loans generated from our online channels increases as opposed to loans generated from our offline channels, the overall delinquency rates and charge-off rates of loans facilitated by our platform may increase. In addition, once a loan application is approved, we do not further monitor certain aspects of the borrower’s credit profile, such as changes in the borrower’s credit report and the borrower’s purchasing pattern with online merchants. If the borrower’s financial condition deteriorates, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain low default rates for loans facilitated by our platform. Prior to the completion of our business realignment with CreditEase, the borrowers that we served were primarily prime borrowers, who held credit cards with stable credit performance and sufficient repayment capabilities. After the completion of the business realignment with CreditEase, we have been shifting our customer mix towards higher credit quality segment and lowering prices under the window guidance that require IRR-based lending rate capped at 24%. Although we collaborate with insurance and guarantee companies to provide credit enhancement for loans facilitated through our marketplace, if widespread defaults were to occur, institutional funding partners may incur losses and cease collaboration with us, the insurance and guarantee companies that cooperate with us may raise their insurance premium and guarantee service fees, which may cause us to lower fee rates to stay competitive in acquiring borrowers, and our business and results of operations may be materially and adversely affected.

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

Historically, we used to provide loan collection services to the individual investors who funded through our platform. After we disposed of the Disposed Business, we can assist our institutional funding partners in the loan collection services upon their request. As of December 31, 2022, most of our institutional funding partners performed loan collection by themselves and we did not provide such services. However, if requested, we can utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform or a payment platform delegated by the institutional funding partners. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages and phone calls on the day a repayment is due. Once a repayment is past due, we also send additional reminder text messages during the first fourteen days of delinquency. The collections process commences once a loan is fifteen days delinquent. To facilitate repayment, the collections process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages and emails are sent to a delinquent borrower as soon as the collections process commences, and if the payment is still outstanding, the collection team will make phone calls. Although most stages of the collections process are outsourced to CreditEase, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while CreditEase collection teams have the discretion to make decisions for the loans that are below such threshold.

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

We believe that our customer base is the cornerstone of our business. Our ability to maintain and expand our customer base depends on a number of factors, including our ability to provide access to suitable loan products or wealth solutions for our customers, and our ability to provide relevant and timely products and services to meet changing customer needs. If we are unable to respond to changes in user preference and deliver satisfactory and distinguishable user experience, our users may switch to competing platforms or obtain the relevant products and services directly from their providers. As a result, customer access to and customer activity on our platform will decline, our products and services will be less attractive to our customers, and our business, financial performance and prospects will be materially and adversely affected.

If the market acceptance of the online wealth solutions we provide access to, or the attractiveness of online wealth solutions in general, declines, and we fail to retain our clients by improving our services and providing the access to more alternative wealth solutions, we may suffer a loss of our client base, and our business, operation results and financial status will be adversely impacted.

We have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our existing loan products and wealth solutions available through our platforms and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new loan products and wealth solutions that incorporate additional features, improve functionality or otherwise make our products more desirable to borrowers and wealth clients. New loan products and wealth solutions must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing and new loan products and wealth solutions available through our platform could fail to attain sufficient market acceptance for many reasons, including:

●	borrowers may not find terms of our loan products, such as borrowing costs and credit limit, competitive or appealing;
●	institutional funding partners are not willing to deploy their funds in a timely or efficient manner;
●	we may fail to predict market demand accurately and provide loan products or access to wealth solutions that meet this demand in a timely fashion;
●	users may not like, find useful or agree with, any changes;
●	there may be defects, errors or failures on our platform;
●	there may be negative publicity about our loan products and wealth solutions available through our platform or our platform’s performance or effectiveness;
●	regulatory authorities may take the view that the existing and new loan products and online wealth solutions or changes to our platform do not comply with PRC laws, regulations or rules applicable to us; and
●	there may be competing products and services introduced or anticipated to be introduced by our competitors.

If our existing and new loan products and wealth solutions available through our platform do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

We cooperate with business partners to provide services to wealth clients and borrowers on our platforms. If we are unable to maintain relationships with existing business partners and develop new relationships with potential business partners on terms acceptable to us, our reputation, business and results of operations may be materially and adversely affected.

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

We may not be successful in operating our wealth business.

The markets for wealth business in China are relatively rapidly developing and subject to significant challenges. If we fail to address the needs of our wealth clients, adapt to rapidly evolving market trends or continue to offer innovative products and services, there may not be significant market demand for them. In addition, our wealth business will continue to encounter risks and difficulties, including adapt to an evolving regulatory landscape, maintain adequate risk management, implement our customer development strategies and adapt and modify them as needed, develop and maintain our competitive advantages, and anticipate and adapt to changing conditions in China’s financing industry resulting from mergers and acquisitions involving our competitors or other significant changes in economic conditions, competitive landscape and market dynamics. If we are unable to successfully develop our wealth business into a profitable business, our business and revenues would be materially and adversely affected.

We may not be able to ensure the accuracy of the third-party product information and the authenticity of third-party wealth products and services on our platform, and we have limited control over performance of those products and services.

Our wealth business provides retail and institutional clients with comprehensive wealth solutions, such as short-term cash management products and insurance products. Theses wealth solutions are offered by third-party financial institutions. The acceptance and popularity of our platform is partially premised on the reliability of the relevant underlying wealth solutions and financial information provided by those institutions. We rely on the relevant licensed providers of the wealth solutions for the authenticity of their underlying products and the comprehensiveness, accuracy and timeliness of the related financial information. While the products and information from these providers have been generally reliable, there can be no assurance that the reliability can be maintained in the future. If these providers or their agents provide inauthentic wealth solutions or incomplete, misleading, inaccurate or fraudulent information, we may lose the trust of existing and prospective clients. In addition, if our clients purchase the underlying wealth solutions and they suffer losses, they may blame us and attempt to hold us responsible for their losses, even though we have made risk disclosures before they invest. Our reputation could be harmed, and we could experience reduced user traffic to our platform, which would adversely affect our business and financial performance.

Furthermore, as clients access the underlying wealth solutions through our platform, they may have the impression that we are at least partially responsible for the quality of these products. Although we have established standards to theoretically research product providers before cooperating with them, we have limited control over performance of those products. In the event that a client is dissatisfied with underlying products or the services of a product provider, we do not have any means to directly make improvements in response to user complaints. If clients become dissatisfied with the underlying wealth solutions provided by our financial institutional partners, our business, reputation, financial performance and prospects could be materially and adversely affected.

Wealth solutions we provide access to are subject to risks related to lawsuits and other claims brought by our clients.

We may be subject to lawsuits and other claims in the ordinary course of providing the access of wealth solutions to our clients. We may also be subject to claims for failing to provide sufficient information on investment risks or for failing to provide access to such relevant information in a manner that is clear and readily accessible to clients. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation and our results of operations. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses, divert management attention and damage our reputation.

If we are unable to compete effectively, our business and results of operations could be harmed.

The industries we are operating in are competitive and evolving. We compete with financial products and companies that attract borrowers and wealth clients, partners or all of these. For our credit-tech business, we compete with other consumer finance marketplaces. For our wealth business, we compete with other online wealth solution platforms and insurance brokerage companies.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive borrower or wealth client bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new products, offering more attractive investment returns or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new borrowers and wealth clients and retaining existing borrowers and wealth clients on our marketplace. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future, or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

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

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include, but are not limited to, our ability to:

●	maintain the quality and reliability of our platform;
●	provide borrowers and wealth clients with a superior experience in our marketplace;
●	enhance and improve our credit assessment and decisioning model;
●	effectively manage and resolve borrower and wealth client complaints; and
●	effectively protect personal information and privacy of borrowers and wealth clients.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers and wealth clients, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online consumer finance marketplace industry, such as bankruptcies or failures of consumer finance marketplaces as part of the industry, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and wealth clients. Negative developments in the online consumer finance marketplace industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance marketplaces like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We may not be able to achieve profitability in the future.

We had a net loss of RMB692.7 million in 2020, a net income of RMB1,033.0 million in 2021 and a net income of RMB1,194.9 million (US$173.2 million) in 2022, respectively. We also had accumulated deficit of RMB1,257.6 million, RMB247.8 million and accumulated surplus of RMB908.9 million (US$131.8 million) as of December 31, 2020, 2021 and 2022, respectively. We cannot assure you that we will be able to continue to generate net income or will have positive retained earnings in the future. Our operating expenses may increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, funding partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the default rates of the loans facilitated through our platform may be higher than expected, which may lead to lower than expected net revenue. Furthermore, we have adopted share incentive plans in September 2015, July 2017 and June 2020, and we may grant equity-based awards to eligible participants from time to time under the plan, which will result in share-based compensation expenses to us. As a result of the foregoing and other factors, our net revenue growth may slow, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

Our quarterly results of operations, including the levels of our net revenue, expenses, net loss or net income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new borrowers and wealth clients and maintain relationships with existing borrowers and wealth clients;
●	channels through which borrowers and wealth clients are sourced, including the relative mix of online and offline channels;
●	changes in our product mix and introduction of new loan products;
●	the amount and timing of operating expenses related to acquiring borrowers and wealth clients, and the maintenance and expansion of our business, operations and infrastructure;
●	promulgation of new rules and regulations applicable to, or heightened regulatory scrutiny of, the online consumer finance industry;
●	our decision to manage loan volume growth during the period;
●	network outages or security breaches;
●	general economic, industry and market conditions;

●	our emphasis on borrower and wealth client experience instead of near-term growth; and
●	the timing of expenses related to the development or acquisition of technologies or businesses.

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

Although we had a positive operating cash flow of RMB282.0 million, RMB158.2 million and RMB1,849.4 million (US$268.1 million) in 2020, 2021 and 2022, respectively, we cannot assure you that we will be able to have a positive cash flow in the future. Going forward, our ability to collect fees from customers, product providers and insurer partners, will continue to affect our liquidity and cash flow condition. Inability to collect payments from customers in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

Fraudulent activities on our marketplace could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activities both on our marketplace and associated with borrowers, wealth clients and third parties handling our clients’ information. For example, we detected an organized fraud incident concerning our FastTrack loan products in July 2016. After uncovering the fraud incident, we suspended the offering of the FastTrack loan products until late July 2016 when we implemented more stringent requirements aiming to prevent similar types of fraud incidents. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. In addition, our anti-fraud and verification processes for borrowers from offline channels and online channels may differ, and such processes with respect to borrowers from online channels may not be as extensive as those from offline channels. If we increase the proportion of loans generated from our online channels as opposed to our offline channels, we may experience an increase in fraudulent activities on our platform. Significant increases in fraudulent activities could negatively impact our brand and reputation, reduce the volume of loan transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which would increase our costs. High profile fraudulent activities could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition would be materially and adversely affected.

The wealth solutions involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We provide the access to a variety of wealth products and services through our wealth business. These products and services include short-term cash management products and insurance products. These products and services often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks.

Our success depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects. All the products and services have gone through rigid selection and screening processes before we cooperate with the product providers. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure of all of our wealth clients in all market environments or against all types of risks.

If we fail to identify and fully appreciate the risks associated with the products and services on our platform, or fail to disclose such risks to our clients, and our clients suffer financial loss or other damages resulting from their purchase of those wealth products and services, our reputation, client relationships, business and prospects may be adversely affected.

We may not be able to continue to retain or expand our mass affluent client base or maintain or increase the amount of investment made by our clients in the products and services under our wealth business.

The wealth solutions we provide access to primarily target China’s mass affluent population. In light of China’s competitive ever-evolving wealth industry for mass affluent population we cannot assure you that we will be able to maintain and increase the number of our clients or that our existing clients will maintain the same level of investment in the wealth solutions on our platform. As this industry in China is at an early stage of development and highly fragmented, our existing and future competitors may have more resources and better capabilities to capture market opportunities and grow their client bases faster than us. A decrease in the number of our clients or a decrease in their spending on the products and services available through our platform may reduce revenues derived from service fees and commissions and monetization opportunities for our wealth solutions. If the products and services available on our platform fail to continue to meet our clients’ expectations on the returns, or if the clients are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, affecting our ability to attract new clients, which will in turn affect our financial condition and operational results.

Because a portion of the commissions and service fees we earn on providing access to the wealth solutions are based on commission and fee rates negotiated with licensed financial product and service providers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

We derive a portion of our revenues from service fees and commissions paid by licensed financial product providers, which are negotiated and vary from product to product, and from service to service. Service fees and commission rates can fluctuate based on the prevailing political, economic, regulatory, taxation and competitive factors that affect our product, and from service to service providers. These factors, which are not within our control, include the capacity to place new business, profits of product and service providers, client demand and preference for wealth products, the availability of comparable products from other product and service providers at a lower cost, the availability of alternative wealth products and services to clients and the tax deductibility of commissions and fees. In addition, we can neither determine, nor predict, the timing or extent of commission and fee rate changes with respect to the wealth products and services, it is difficult for us to assess the effect of any of these changes on our operations. Therefore, any decrease in commission and fee rates would adversely affect our revenues, cash flow and results of operations.

The wealth solutions are supplied by licensed wealth product and service providers, and the renegotiation or termination of our relationships with such wealth product and service providers could significantly impact our business.

The wealth solutions available through our platform are provided by a selected number of wealth product providers, such as commercial banks and insurance companies. Although our wealth business has a broad coverage of most major product and service providers in the market, due to our rigorous risk management standards, a significant portion of these products and services are sourced from a limited number of product and service providers, and thus we rely on our relationships with those important product and service providers. Our relationships with wealth product and service providers are governed by cooperation agreements. If wealth product and service providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us, or the terms of our contracts with them become less beneficial to us, our business and operating results could be materially and adversely affected.

A drop in the investment performance for wealth products and services available through our platform could negatively impact our revenues and profitability.

Investment performance is a key competitive factor for wealth products and services available through our platform. Strong investment performance of these products and services helps us to retain and expand our client base and helps generate new sales of products and services. Strong investment performance is therefore an important element to our goals of maximizing the value of wealth products and services made available to our clients through our platform. There can be no assurance as to how future investment performance of the wealth products and services available on our platform will compare to those available on other platforms or that historical performance will be indicative of future returns. Any drop or perceived drop in investment performance as compared to product and service providers could cause a decline in sales of the wealth products and services available on our platform. Poor investment performance could also adversely affect our clients’ recognition of our platform.

Our wealth clients may redeem their investments from time to time, which could reduce our fee revenues.

Some of wealth solutions available through our platform permit clients to redeem their investments with us. If the return of wealth solutions does not meet clients’ expectations, clients may elect to redeem their investments and invest their assets elsewhere, including with our competitors. Our service fee revenues correlate directly to the amount of our client assets; therefore, redemptions may cause our expected service fee revenues to decrease. Clients may decide to reallocate their capital away from us and to other asset managers for a number of reasons, including poor relative investment performance, changes in prevailing interest rates which make other investment options more attractive, changes in client perception regarding our focus or alignment of interest, dissatisfaction with, changes in or a broadening of a fund’s investment strategy, changes in our reputation, and departures of, or changes in responsibilities of, key investment professionals. For these and other reasons, the pace of client redemptions and the corresponding reduction in our client assets could accelerate.

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

As we rely on certain third-party service providers, such as third-party payment platforms and custody and settlement service providers, to conduct our business, if these third-party service providers failed to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner, or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and wealth clients, inability to attract borrowers and wealth clients, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

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

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrower willingness to seek loans and wealth client ability and desire to invest. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to consumer credit and wealth businesses. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. For example, many of our wealth clients may delay or reduce their investment through our marketplace. Adverse economic conditions could also reduce the number of qualified borrowers seeking loans through our marketplace, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated through our marketplace and our net revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

As of December 31, 2020, 2021 and 2022, we had cash and cash equivalents of RMB2,469.9 million, RMB2,864.5 million and RMB4,271.9 million (US$619.4 million), respectively. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to protect the confidential information of our borrowers and wealth clients may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and wealth clients, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. Under the PRC Cyber Security Law, which took effect on June 1, 2017, we are required to formulate security management system and operational procedures, take measures to prevent acts that jeopardize cyber security such as computer virus, network attacks and network intrusion, and safeguard personal information, user information and business secrets. If we are deemed a critical information infrastructure under the PRC Cyber Security Law, we will be subject to additional requirement regarding the construction, security protection, purchase of products and services, secrecy, localization of data, and annual evaluation of the infrastructure. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information of our borrowers and wealth clients to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, adverse regulatory consequences, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and wealth clients could be severely damaged, we could incur significant liability and our business and results of operations could be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and related rules require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ended December 31, 2022. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.”

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

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing or posting loans on our marketplace, reduce the attractiveness of our marketplace and result in a loss of borrowers or wealth clients.

In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process applications or make loans available on our marketplace would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and wealth clients. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased Beijing facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party errors, our errors, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and wealth clients and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and wealth clients to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and wealth clients using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or wealth client data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or wealth clients or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-competition agreements with our employees to protect our proprietary rights. As of the date of this annual report, we had 445 registered trademarks with the Trademark Office of the National Intellectual Property Administration. In addition, we have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks. However, the trademark licenses granted by CreditEase to us have not been filed with the Trademark Office of the National Intellectual Property Administration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Intellectual Property Rights.” We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

For example, in December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review or the Measures, which became effective on February 15, 2022, further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Measures, critical information infrastructure operators that procure internet products and services, and online platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to cyber security review when purchasing internet products and services or engaging in data processing activities. The Measures further stipulate that online platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Given the recency of the issuance of the Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and accepted public comments before December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4. Information on the Company—B. Business Overview—Regulations.” As of the date of this annual report, the Draft Regulations were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Measures and the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations require that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

The Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Item 4. Information on the Company—B. Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data are stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

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

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve borrowers and wealth clients. These transactions could be material to our financial condition and results of operations if consummated. If we are unable to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

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

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and wealth clients could diminish, resulting in a material adverse effect on our business.

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

We are subject to rules and regulations by various governing bodies, including, for example, the United States Securities and Exchange Commission, or the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

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

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to changes in U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. While cross-border business may not be an area of focus for us, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to recent U.S.-China trade tensions or the conflict in Ukraine and sanctions on Russia, such changes could have an adverse effect on our business, financial condition and results of operations.

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

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations, including our fulfillment infrastructure and our customer service centers, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in China and globally. For example, in early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday in 2020, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. COVID-19 also resulted in the temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We had seen delinquency volatilities and a significant decrease in loan volumes and revenues in the first half of 2020. We had taken a series of measures in response to the outbreak, including, among others, a remote working arrangement for some of our employees, suspension of our offline customer acquisition activities and cancellation of non-essential business travels to ensure the safety and health of our employees. These measures reduced the capacity and efficiency of our operations.

The outbreak of COVID-19 also resulted in the suspension of our offline customer acquisition activities in the month of February 2020. This impacted our operations and resulted in an increase in delinquency volatilities and a significant decrease in revenues and loan volumes in the first quarter of 2020. In addition, to respond the impact of COVID-19 outbreak and help our customers who suffered financial hardship, we launched a special customer care program in the second quarter of 2020, providing discount or payment relief for those who were materially affected by the COVID-19 outbreak, which negatively affected our total revenues generated in the year of 2020.

After the initial outbreak of COVID-19, some instances of COVID-19 infections emerged in various regions of China from time to time, including the infections caused by the Omicron variants since early 2022, and varying levels of temporary restrictions and other measures were reinstated to contain the infections, such as those in Shanghai since March 2022. As a result, our revenues and results of operations were adversely affected in the first half of 2022.

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience great economic uncertainty, which may impact our business in a materially negative way as our users may be less inclined to borrow or invest in wealth solutions. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers have also been constrained and impacted, which may have a negative impact on our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

In late 2022, China began to modify its zero-COVID policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Consequently, the COVID-19 pandemic may materially and adversely affect our business, financial condition and results of operations in the future. The extent to which this pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including new outbreaks of COVID-19, the severity of the virus infection, the success or failure of efforts to contain or treat the cases, and future actions we or the authorities may take in response to these developments.

Risks Related to Our Carve-out from CreditEase and Our Relationship with CreditEase

We rely on our parent company, CreditEase, for the successful operation of our business.

We have limited experience operating as a stand-alone company. We commenced our online consumer finance marketplace business in March 2012, and Yirendai Ltd. was incorporated in 2014 in the Cayman Islands (and was renamed as Yiren Digital Ltd. in 2019) as a wholly owned subsidiary of CreditEase. Founded in 2006 by our executive chairman, Mr. Ning Tang, CreditEase is a large financial services company focusing on providing inclusive finance and wealth solutions in China. Inclusive finance focuses on providing access to affordable and responsible financing solutions to those in China who are often unable to gain such access. We completed our carve-out from CreditEase in the first quarter of 2015. Historically, CreditEase has provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, and also with the services of a number of its executives and employees. In July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates the Acquired Business. On December 31, 2020, as a result of a business restructuring, we disposed of the Disposed Business, and CreditEase paid the designated subsidiaries of the Company an aggregate amount of RMB67.0 million in cash.

Although we have become a stand-alone company, we expect CreditEase to continue to provide us with certain support services going forward. We have also relied on CreditEase for the successful operation of our online consumer finance marketplace. After the business realignment with CreditEase closed in July 2019, we will continue to receive certain business consulting and other support services from CreditEase. Although we have entered into a series of agreements with CreditEase relating to our ongoing business cooperation and service arrangements with CreditEase, we cannot assure you that we will continue to receive the same level of support from CreditEase after we become a stand-alone company. The cost of services which CreditEase provides to us may from time to time increase based on commercial negotiations between CreditEase and us. Furthermore, borrowers, wealth clients and business partners may react negatively to our carve-out from or business restructuring with CreditEase. As such, our carve-out from or business restructuring with CreditEase may materially and adversely affect our business. In addition, as a result of our carve-out from or business restructuring with CreditEase, our historical financial performance may not be indicative of our future performances as a stand-alone public company.

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

As of March 31, 2023, CreditEase held 80.9% of our outstanding ordinary shares and total voting power. CreditEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our current memorandum and articles of association and the New York Stock Exchange, or the NYSE, requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Conflicts of interest may arise between CreditEase and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Non-competition arrangements with CreditEase. We and CreditEase entered into a second amended and restated non-competition agreement on December 31, 2020, under which we agree not to compete with each other’s core business. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Carve-out Agreements with CreditEase—Second amended and restated non-competition agreement.”
●	Employee recruiting and retention. Because both CreditEase and we are engaged in consumer finance related businesses in China, we may compete with CreditEase in the hiring of new employees, in particular with respect to risk management related matters. We have a non-solicitation arrangement with CreditEase that restricts us and CreditEase from hiring any of each other’s employees.
●	Our board members or executive officers may have conflicts of interest. Our executive chairman, Mr. Ning Tang, and one of our directors, Tina Ju, are members of the board of directors of CreditEase, and Mr. Ning Tang is the chief executive officer of CreditEase. Ning Tang has also become our chief executive officer upon the closing of the business realignment with CreditEase in July 2019. See “Item 4. Information on the Company—A. History and Development of the Company.” In addition, we have granted and may in the future continue to grant incentive share compensation to CreditEase’s employees and consultants. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for CreditEase and us.
●	Sale of shares in our company. CreditEase may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

●	Allocation of business opportunities. Under our second amended and restated non-competition agreement with CreditEase, we agree not to compete with CreditEase in the businesses conducted by CreditEase. There may arise other business opportunities that both we and CreditEase find attractive and which would complement our respective businesses. CreditEase may decide to take such opportunities itself, which would prevent us from taking advantage of those opportunities.
●	Developing business relationships with CreditEase’s competitors. So long as CreditEase remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

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

Our executive chairman and chief executive officer, Mr. Ning Tang, has considerable influence over us and our corporate matters. Mr. Tang beneficially owns 43.4% of the total outstanding shares of CreditEase, which is our controlling shareholder, as of March 31, 2023. Moreover, as Mr. Tang, as a director of CreditEase, currently holds three out of the four votes of CreditEase’s board of directors, he therefore controls the decision-making of CreditEase and indirectly has considerable influence over us, our corporate matters and matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our ordinary shares and our ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) in accordance with the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, effective from January 1, 2022, as amended, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through (i) a series of contractual arrangements entered into among Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, Yiren Financial Information Service (Beijing) Co., Ltd., or Yiren Wealth, and the shareholders of Yiren Wealth, and (ii) a series of contractual arrangements entered into among YouRace Hengchuang Technology Development (Beijing) Co., Ltd. (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), or YouRace Hengchuang, CreditEase Puhui, and the shareholders of CreditEase Puhui. Accordingly, we consolidate the operating results of Yiren Wealth and CreditEase Puhui in our financial statements under U.S. GAAP. We also used to conduct our operations in China through (i) a series of contractual arrangements entered into among YouRace Hengchuang, Hengcheng Technology Development (Beijing) Co., Ltd., or Hengcheng, and the shareholders of Hengcheng, which had been terminated on December 31, 2020, and (ii) a series of contractual arrangements entered into among YouRace Hengchuang, Tianjin Linyang Information and Technology Co., Ltd., or Tianjin Linyang, and the shareholders of Tianjin Linyang, which had been terminated on December 5, 2022. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Corporate History and Structure.”

In the opinion of our PRC counsel, Han Kun Law Offices, (i) our current ownership structure, the ownership structure of YouRace Hengchuang and Hengyuda, our PRC subsidiaries, and Yiren Wealth and CreditEase Puhui, the consolidated variable interest entities, (ii) the contractual agreements among Hengyuda, Yiren Wealth and the shareholders of Yiren Wealth, and (iii) the contractual agreements among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities,” are, in each case, not in violation of existing PRC laws, rules and regulations; and these contractual agreements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. The equity pledge under each equity pledge agreement has been registered with the competent office of the State Administration for Market Regulation in accordance with the PRC laws.

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct our operations in China primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries, which contribute to 47.0% of our revenues in 2022. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

Our PRC counsel, Han Kun Law Offices, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. For example, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations and five supporting guidelines, which was aimed to regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Companies in China that seek to offer and list securities in overseas markets, in direct or indirect means, are required to fulfill the filing procedures with the CSRC and submit relevant information. At the press conference in relation to the promulgation of the Overseas Listing Regulations on February 17, 2023, the CSRC officials clarified that, as for companies seeking overseas offering and listing with VIE structures and applying to file with the CSRC, the CSRC will solicit opinions from relevant PRC regulatory authorities and proceed with the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner, or at all, for our further capital raising activities, which are subject to filing requirements under the Overseas Listing Regulations, due to our VIE structure, we may be required to unwind the VIEs or adjust our business operations to meet the filing requirements and our ability to raise or utilize funds could be materially and adversely affected. However, as the Overseas Listing Regulations was recently promulgated, it remains uncertain as to its interpretation, implementation and enforcement, in particular, for companies with VIE structures, and there also remain uncertainties how they will affect our operations in China and our future capital-raising activities.

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

We have relied and expect to continue to rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders to operate our wealth business website and mobile application and our insurance referral business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organization Structure.” These contractual arrangements may not be as effective as direct ownership. For example, Yiren Wealth and CreditEase Puhui and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Yiren Wealth and CreditEase Puhui, the consolidated variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such consolidated variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by such consolidated variable interest entities and their respective shareholders of their obligations under the contracts. The shareholders of such consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with such consolidated variable interest entities. Although we have the right to replace any shareholder of such consolidated variable interest entities under their respective contractual arrangements, if any shareholder of such consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the consolidated variable interest entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with the consolidated variable interest entities may not be as effective in ensuring us to conduct the business operations of the relevant portion of our business operations as direct ownership would be.

Any failure by the consolidated variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Yiren Wealth and CreditEase Puhui, the consolidated variable interest entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of such consolidated variable interest entities were to refuse to transfer their equity interest in such consolidated variable interest entities, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

We have two consolidated variable interest entities, namely Yiren Wealth and CreditEase Puhui as of the date of this annual report. The equity interests of Yiren Wealth are held by Mr. Ning Tang, our founder and executive chairman, Pucheng Credit Assessment and Management (Beijing) Co., Ltd., and two other individuals, Mr. Fanshun Kong and Ms. Yan Tian. The equity interests of CreditEase Puhui are held by Mr. Ning Tang and Ms. Mei Zhao. Their interests in such consolidated variable interest entities may differ from the interests of our company as a whole. These shareholders may breach, or cause such consolidated variable interest entities to breach, the existing contractual arrangements we have with them and such consolidated variable interest entities, as the case may be, which would have a material adverse effect on our ability to conduct the business operations of such consolidated variable interest entities and receive economic benefits from such consolidated variable interest entities. For example, the shareholders may be able to cause our agreements with such consolidated variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in such consolidated variable interest entities to a PRC entity or an individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflicts of interest or dispute between us and the shareholders of such consolidated variable interest entities, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and other transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that (i) the contractual arrangements between Hengyuda, our wholly owned subsidiary in China, Yiren Wealth, the variable interest entity in China, and the shareholders of Yiren Wealth, and (ii) the contractual arrangements between YouRace Hengchuang, our wholly owned subsidiary in China, CreditEase Puhui, the variable interest entity in China, and the shareholders of CreditEase Puhui were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of Yiren Wealth and CreditEase Puhui, the consolidated variable interest entities, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by such consolidated variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of such consolidated variable interest entities. In addition, if YouRace Hengchuang or Hengyuda requests the shareholders of such consolidated variable interest entities, as the case may be, to transfer their equity interests in such consolidated variable interest entities, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject YouRace Hengchuang or Hengyuda to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on such consolidated variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the consolidated variable interest entities that are material to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Yiren Wealth and CreditEase Puhui, the consolidated variable interest entities, hold certain assets that are material to the operation of our business. Under the contractual arrangements, the consolidated variable interest entities may not, and their respective shareholders may not cause them to, in any manner, sell, transfer, mortgage or otherwise dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of such consolidated variable interest entities breach these contractual arrangements and voluntarily liquidate such consolidated variable interest entities, or any of such consolidated variable interest entities declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the consolidated variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

We only have contractual control over our websites and mobile applications. We do not directly own such websites and mobile applications due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

Yiren Wealth, the variable interest entity operating our wealth business website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Yiren Wealth to obtain an ICP License and an EDI License.

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

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. In addition, we rely on our third-party service providers, in particular the custody banks and payment companies that handle the transfer of funds between borrowers and funding partners, to have their own appropriate anti-money laundering policies and procedures. The custody banks and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

The Guiding Opinions on Promoting the Healthy Development of Internet Finance jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. On October 11, 2018, the PBOC, the CBIRC and the CSRC, jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports etc. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through the consolidated variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and published new regulations and policies that significantly affected certain industries, and we cannot rule out the possibility that the PRC government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003 and amended on September 1, 2022, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, and Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020, or Circular 64, the maximum amount of foreign debt that each company may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, which may not exceed two and a half times its net assets as indicated in its latest audited financial report. The risk-weighted balance of cross-border financing of a company is calculated based on its outstanding amounts of RMB and foreign currency cross-border debt, multiplied by risk conversion factors corresponding to their respective remaining terms, loan categories and currency. Moreover, according to the Administrative Measures for Review and Registration of Medium- and Long-term Foreign Debts of Enterprises issued by the National Development and Reform Commission on January 5, 2023, which took effect on February 10, 2023, any loans we extend to the consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

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

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. For example, on January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which sets out certain measures tightening genuineness and compliance verification of cross-border transactions and cross-border capital flow, including (i) improving the statistics of current account foreign currency earnings deposited offshore; (ii) requiring banks to verify board resolutions, tax filing forms, and audited financial statements before wiring foreign-invested enterprises’ foreign exchange distributions above US$50,000; and (iii) strengthening genuineness and compliance verification of foreign direct investments. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the PRC Anti-Monopoly Law requires that MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. On March 25, 2019, we entered into a set of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. Meanwhile, we acquired CreditEase Puhui through a series of internal re-organization transactions. If MOFCOM or any of its local counterparts challenges aforementioned the transaction structure or requires us to complete relevant approval process, we may have to adjust the transaction structure, amend or terminate the definitive agreements or be subject to fines and other administrative sanctions. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

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

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations.

Additionally, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit companies qualified as “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and the status was reaffirmed in 2021. Accordingly, it has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Yiren Hengsheng, one of our PRC subsidiaries, was qualified as a “software enterprise” in March 2021 and the status was reevaluated in 2022, and accordingly has been eligible for an exemption of enterprise income tax for 2020 and 2021 and a reduced enterprise income tax at the rate of 12.5% from 2022 through 2024. However, Yiren Hengsheng’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Yiren Hengsheng fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Hengyuda, one of our PRC subsidiaries, was eligible for a reduced enterprise income tax rate of 15% since the year 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, Hengyuda’s favorable tax treatment is subject to an annual filing requirement. Moreover, the relevant rules and policy initiative may change, and favorable tax treatment under these rules is available only to companies meeting certain qualifications. Therefore, there is uncertainty as to whether and for how long Hengyuda can continue to enjoy such favorable tax treatment after 2022. If such favorable tax treatment becomes unavailable to Hengyuda in the future, its applicable corporate income tax rate would increase to 25%, which may affect our financial condition and results of operations.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC issued Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023.

Pursuant to the Overseas Listing Regulations, companies in China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provide that a company in China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, the companies in China that have been listed overseas before March 31, 2023 are not required to file with the CSRC in connection with the historical offerings, although these companies are required to fulfill filing obligations with the CSRC in connection with their additional capital raising activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our historical offerings, but may be subject to the filing requirements for our future capital raising activities, if any, under the Overseas Listing Regulations. As the Overseas Listing Regulations were newly promulgated, the interpretation, application and enforcement of the Overseas Listing Regulations remain uncertain, and this is particularly true for companies conducting their operations in China through variable interest entities. There remains substantial uncertainties with respect to how the CSRC filing procedures under the Overseas Listing Regulations would be applied to, and implicate, the procedures, timetables and outcomes of our future offering or other capital raising activities.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. These China-based companies shall obtain approval from the relevant authorities and file with the confidential administration authorities, either by itself or its offshore listing entity, when providing or publicly filing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service institutions or offshore regulatory authorities. In addition, these companies shall complete relevant procedures if the documents or materials filed may adversely affect national security or public interests once publicly disclosed, or if these companies provide accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals.

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

The PCAOB may be unable to inspect or fully investigate our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection and our ADSs may be prohibited from trading in the United States under the HFCA Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that a company retains a foreign accounting firm that cannot be subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the board was unable to inspect or investigate completely registered public accounting firms in Mainland China and Hong Kong.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China. The Statement of Protocol sets forth, among other terms, that (i) the PCAOB has independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB gets direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB has the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors can see complete audit work papers without any redactions. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our current independent registered public accounting firm, Wei Wei, whose audit report is included in this annual report on Form 20-F, is headquartered in Flushing, New York, and has been inspected by the PCAOB on a regular basis. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong, it may create uncertainty about the ability of Wei Wei to fully cooperate with the PCAOB’s request for audit workpapers located in Mainland China or Hong Kong. If this is the case, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspection of audit working paper related to us also makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures performed in their audit on our financial statements as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In addition, lack of inspection by the PCAOB could cause trading in our securities to be prohibited under the HFCA Act and ultimately result in a determination by a securities exchange to delist our securities. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would cause our ADSs to significantly decline in value or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Related to our American Depositary Shares

The market price for our ADSs may be volatile.

The trading price of our ADSs has ranged from US$0.71 to US$3.12 per ADS in 2022. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

In June 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20.0 million of our ADSs or ordinary shares. As of December 31, 2021, we had repurchased a total of 650,527 ADSs at an average price of US$9.8 per ADS under this program. In September 2022, our board of directors adopted a share repurchase program, which approves and authorizes us to repurchase through one or more transactions up to US$20 million worth of our ADSs representing our ordinary shares. The share repurchase program previously adopted in 2018 was simultaneously terminated. As of March 31, 2023, we had repurchased a total of 1,193,931 ADSs at an average price of US$2.2 per ADS under the new share repurchase program. For detailed information on our share repurchase programs, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2023, we had 177,225,898 ordinary shares outstanding. Among these shares, 31,805,539 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date of the general meeting. Under our current memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. Under our current memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, or (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. The Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the domestic companies in China shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

For United States federal income tax purposes, we generally will be classified as a passive foreign investment company, or PFIC, for any particular taxable year, in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income for such year consists of certain types of passive income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon our analysis of the nature and composition of our income and assets, the value of our assets (in particular the retention of a substantial amount of cash), activities and market capitalization, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our United States counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC in any taxable year during which U.S. holders (as defined in “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations”) hold our ADSs or ordinary shares, U.S. holders could be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including incurring significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such U.S. holders may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC by that holder for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares even if we cease to meet the threshold requirements for PFIC status, unless a U.S. holder makes a taxable “deemed sale” election with respect to the ADSs or ordinary shares.

The tax consequences that would apply if we are classified as a PFIC would be different from those described above if a U.S. holder of ADSs or ordinary shares were able to make a valid qualified electing fund, or QEF, election, or, in some circumstances, a “mark-to-market” election. We do not intend to provide information necessary for U.S. holders to make QEF elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. For more information see “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

We may be unable to comply with the applicable continued listing requirements of the NYSE.

ADSs representing our ordinary shares are currently listed on the NYSE. In order to maintain this listing, we must satisfy minimum financial and other continued listing requirements and standards. On November 7, 2022, we received a notice from the NYSE, notifying us that we were below compliance criteria in connection with the performance of trading price of our ADSs pursuant to Section 802.01C of the NYSE Listed Company Manual, which requires a minimum average closing price of $1.00 per share over a consecutive 30 trading-day period. We were granted a grace period of six months following receipt of the notice to regain compliance. On December 1, 2022, NYSE informed us that we had successfully regained compliance with the NYSE’s continued listing requirement and the matter was closed. In the future, if we are unable to comply with any applicable listing requirements of the NYSE, our ADSs may be subject to delisting. In the event that our ADSs are delisted from the NYSE and are not eligible for quotation or listing on another market or exchange, trading of our ADSs could be conducted only in the over-the-counter market established for unlisted securities such as OTC Markets. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our ADSs, which could cause the price of our ADSs to decline.

Item 4.        Information on the Company

A.	History and Development of the Company

We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase, which remains our parent company and controlling shareholder. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. We then established a wholly owned subsidiary in Hong Kong, YouRace Digital Holdings HK Limited (formerly known as Yiren Digital Hong Kong Limited or Yirendai Hong Kong Limited), YouRace HK, in October 2014, and YouRace HK further established YouRace Hengchuang Technology Development (Beijing) Co., Ltd. (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), or YouRace Hengchuang, our wholly owned subsidiary in China, in January 2015. YouRace HK further established Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, our wholly owned subsidiary in China, in March 2016. YouRace Hengchuang further established Yiren Information Consulting (Beijing) Co., Ltd., our wholly owned subsidiary in China, in August 2017.

Hengcheng Technology Development (Beijing) Co., Ltd., or Hengcheng, was established in China in September 2014. We became the primary beneficiary of Hengcheng in February 2015 by entering into a series of contractual arrangements with Hengcheng and its shareholders. Hengcheng acquired Dekai Yichuang Asset Management (Shenzhen) Co., Ltd., or Dekai Yichuang, in May 2019 from CreditEase as a part of our business realignment with CreditEase. Dekai Yichuang acquired the majority of the equity interest of Hainan Haijin Yichuang Data Information Service Co., Ltd., or Yichuang Data, in May 2019 and Yichuang Data became our wholly owned subsidiary in October 2019. Yichuang Data established two wholly owned subsidiaries, Haijin Yichuang Commercial Factoring (Shenzhen) Co., Ltd., to conduct factoring business, in April 2017, which was deregistered in December 2021, and Haijin Yichuang Financial Leasing Co., Ltd., or Yichuang Financial Leasing, to conduct financial leasing business, in March 2017, respectively. Yichuang Data and Yichuang Financial Leasing collectively established Hainan Haijin Yichuang Micro-lending Co., Ltd., or Yichuang Micro-lending, holding 50% and 50% equity interests in Yichuang Micro-lending, respectively, to conduct micro-lending business, in May 2017. CreditEase Puhui Information Consultant (Beijing) Co., Ltd., or CreditEase Puhui, acquired all the equity interests of Dekai Yichuang in September 2020 from Hengcheng. On December 31, 2020, as a result of a business restructuring, our contractual arrangements with Hengcheng and its shareholders had been terminated and CreditEase had, through its subsidiaries and affiliates, started conducting the business operations of Hengcheng.

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

To execute our strategy of offering more value-added services to wealth clients, we established Yiren Financial Information Service (Beijing) Co., Ltd., or Yiren Wealth, in China in October 2016 to mainly conduct our wealth business, aiming to provide clients with an expanded array of investment options, including fund and insurance products offered by third parties. Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian are the shareholders of Yiren Wealth, owning 84.53%, 6.19%, 4.64% and 4.64% of the equity interest in Yiren Wealth, respectively, as of the date of this annual report. We became the primary beneficiary of Yiren Wealth by entering into a series of contractual arrangements with Yiren Wealth and its shareholders in October 2016. In December 2019, we acquired 100% shareholding ownership of Heilongjiang Changtuo Technology Development Co., Ltd., or Changtuo Technology, a PRC limited liability company, and expect to use Changtuo Technology to conduct finance related business operation. As of the date of this annual report, Changtuo Technology has not engaged in any business operation.

In March 2019, we entered into a series of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. In July 2019, we and CreditEase amended the original definitive agreements and closed the business realignment. Pursuant to the business realignment, we assumed from CreditEase and its affiliates certain target businesses, including online wealth business targeting the mass affluent, unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses. After the business realignment, we continue to receive certain business consulting and other support services from CreditEase. The target businesses have been consolidated into our consolidated financial statements. Concurrently with the execution of foregoing definitive agreements and as a part of the transactions, we conducted the business operations of CreditEase Puhui and CreditEase Huimin Investment Management (Beijing) Co., Ltd, or Huimin, through a series of contractual arrangements and started to consolidate their financial results since March 2019. In December 2019, after a series of internal re-organization, CreditEase Puhui became our wholly owned subsidiary and Huimin was divested from us after transferring its online consumer lending business to Hengcheng. Subsequently, we sold Huimin to a subsidiary of CreditEase.

As of the date of this annual report, we are the primary beneficiary of CreditEase Puhui through a series of contractual arrangements with CreditEase Puhui and its shareholders, and Mr. Ning Tang and Ms. Mei Zhao are the shareholders of CreditEase Puhui, each owning 99% and 1% of CreditEase Puhui's equity interest, respectively.

We started conducting the business operations of Shenzhen Zhongbang Information Consulting Service Co., Ltd., or Shenzhen Zhongbang, as a result of business realignment with CreditEase. Shenzhen Zhongbang became a wholly owned subsidiary of YouRace Hengchuang in December 2019. Yiren Hengsheng Technology Development (Beijing) Co., Ltd., or Yiren Hengsheng, is currently a wholly owned subsidiary of YouRace Hengchuang, which provides technology and system support to our inter-group companies.

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

Tianjin Linyang Information and Technology Co., Ltd., or Tianjin Linyang, was established in China in June 2019. We became the primary beneficiary of Tianjin Linyang by entering into a series of contractual arrangements with Tianjin Linyang and its then shareholders in December 2019. In August 2019, Tianjin Linyang established Beijing Yiding Technology Co., Ltd., or Yiding Technology, to conduct our insurance referral business. Yiding Technology became a subsidiary of Yiren Wealth in August 2022. In December 2022, Tianjin Linyang became a wholly owned subsidiary of CreditEase Puhui, and our contractual arrangements with Tianjin Linyang and its shareholders were simultaneously terminated.

On September 30, 2019, with the approval of our shareholders, we changed our name from “Yirendai Ltd.” to “Yiren Digital Ltd.”

We established Beijing Kechuang Xinlian Technology Co., Ltd., or Kechuang Xinlian, in China in November 2019. Yiren Wealth is the sole shareholder of Kechuang Xinlian as of the date of this annual report.

We acquired, through Yiren Wealth, all outstanding shares of Baijunda Logistics (Wuhan) Co., Ltd., or Baijunda, and Wuhan Linyi Business Consulting Co., Ltd., or Wuhan Linyi, in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary named Hexiang Insurance Broker Co., Ltd., or Hexiang Insurance Brokers, in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers and its wholly owned subsidiary, Hejun Auto Rescue (Wuhan) Co., Ltd, have become the wholly owned subsidiaries of Yiren Wealth in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then. In 2021, Hejun changed its name to Heanjun Auto Rescue (Wuhan) Co., Ltd., or Heanjun.

We established Fujian Jiaying Financing Guarantee Co., Ltd., or Fujian Jiaying, in September 2020 to provide financing guarantee services for our loan facilitation business and Zhenzhi Youpin (Hainan) Technology Trade Co., Ltd., or Zhenzhi Youpin, in October 2020 to operate our e-commerce platform.

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we disposed of the online consumer lending platform targeting individual investors as the funding source. The Disposed Business was operated by Hengcheng, and CreditEase, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. As a result of the restructuring, the funding source for Yiren Credit will include institutional funding partners only.

We established Beijing Yiyouxuan Technology Information Service Co., Ltd., or Yiyouxuan, in July 2022 to operate our electronic commerce business.

We established Yiren Vision Pte. Ltd., or Yiren Vision, in October 2022, Cashama Financing Corp., or Cashama Financing, in January 2023, and acquired Creditable Lending Corporation, or Creditable Lending, in February 2023 to expand our business internationally.

We currently conduct our online consumer finance marketplace business in China through two wholly owned subsidiaries, YouRace Hengchuang and Hengyuda, and the two consolidated variable interest entities, Yiren Wealth and CreditEase Puhui. CreditEase Puhui operates www.yxpuhui.com and provides referral and other services through its nationwide service network. Yiren Wealth operates our wealth business website and mobile application, which serves as an online portal for wealth products offered by third parties or related parties. Yiren Wealth is in the process of applying for an ICP License. We conduct our electronic commerce business through Zhenzhi Youpin, Kechuang Xinlian and Yiyouxuan. Kechuang Xinlian holds our Internet Culture Business Permit, Internet Content Provider License and Electronic Data Interchange License, and operates our website and mobile application. Yiyouxuan holds our Internet Content Provider License and Electronic Data Interchange License, and operates our mobile application.

Our principal executive offices are located at 28/F, China Merchants Bureau Building, 118 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5964-4552.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.yirendai.com/. The information on our website should not be deemed a part of this annual report.

B.	Business Overview

Since our inception, we have been operating one of China’s largest digital personal financial management platforms by leveraging technology to seamlessly deliver holistic wealth solutions to China’s mass affluent population and credit and financial solutions to individual borrowers and small business owners.

Our strategic business realignment with CreditEase in 2019 enables us to operate our business on a more diverse and scalable mix of service platforms. Our wealth business specifically targets mass affluent population and provides them with comprehensive wealth solutions. We believe we are well positioned to capture the significant synergy opportunities presented by this business realignment and deliver long-term operating performance and improvements through our increased scale.

Before our strategic business realignment with CreditEase, (i) Yiren Credit was a pure online peer-to-peer lending platform offering unsecured consumer loan products only and primarily focused on attracting and serving borrowers and individual investors through online channels, and (ii) the wealth platform we acquired from CreditEase as part of the business realignment primarily focused on offering fixed-income loan products and had extensive offline user acquisition and service network.

After our strategic business realignment with CreditEase, (i) by integrating the credit business we acquired from CreditEase, Yiren Credit had been transformed to a platform offering a comprehensive suite of credit products and services, including unsecured and secured consumer lending, financial leasing, SME lending and other related services and businesses; (ii) by integrating the online wealth solution platform we acquired from CreditEase, Yiren Wealth (predecessor of “Yiren Select”) was developed as a comprehensive omni-channel wealth platform targeting the mass affluent and connecting clients with a wide spectrum of wealth solutions; and (iii) by integrating CreditEase’s service network we acquired as part of the business realignment, we had been equipped with extensive borrower acquisition capabilities and multi-channel asset sourcing capabilities, helping the user acquisition for both our platforms.

On December 31, 2020, we disposed of the online consumer lending platform targeting individual investors as the funding source (the “Disposed Business”). The Disposed Business was operated by Hengcheng, and CreditEase, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash. After the restructuring, the sole funding source for Yiren Credit is from institutional funding partners, and we charge services fees to institutional funding partners for providing technology-enabled borrower acquisition and facilitation services.

In May 2020, we acquired, through Yiren Wealth, Hexiang Insurance broker Co., Ltd., or Hexiang Insurance Brokers, via the acquisition of Baijunda Logistics (Wuhan) Co., Ltd., or Baijunda, and Wuhan Linyi Business Consulting Co., Ltd., or Wuhan Linyi, which further expanded our business lines under our holistic wealth service strategy. Hexiang Insurance Brokers has been operating our insurance brokerage business since the acquisition and has been growing into an essential business arm within Yiren Digital ecosystem.

In the second half of 2022, we upgraded and re-branded Yiren Wealth as Yiren Select, which is our comprehensive wealth solution platform that targets the mass affluent population with a variety of non-financial products and services as well as wealth solutions.

Holistic Wealth Business

Our holistic wealth business consists of two primary lines, which also integrate with each other: (i) Yiren Select, our comprehensive wealth platform that targets the mass affluent population with a variety of non-financial products and services as well as wealth solutions; and (ii) Hexiang Insurance Brokers, our nationwide insurance brokerage company that provides a variety of insurance services and products to retail and institutional clients. Strong synergies between the two business operations have been built in product offering, servicing and customer acquisitions. As of December 31, 2022, we had served approximately 3.1 million individual clients and 74,838 institutional clients through our holistic wealth business lines.

In order to better serve our clients and enhance their overall wellbeing, we started to provide selected and customized non-financial products and services under Yiren Select “holistic wealth” strategy in December 2021. Yiren Select is designed to specifically meet the diversified needs of China’s mass affluent population. The products currently available on Yiren Select platform include food, cosmetics, healthcare and beauty services, self-improvement courses and investor education as well as insurance products and short-term cash management products offered by our partners.

Meanwhile, we provide insurance brokerage services through Hexiang Insurance Brokers to both retail and institutional clients. As of December 31, 2022, Hexiang Insurance Brokers had established 40 offline branches nationwide and offered over 840 insurance products from over 100 insurers.

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

We maintain robust risk management for our businesses. We have put in place a comprehensive product provider selection and risk management system in connection with our business. Each product offered to our clients has gone through a strict product screening process, including product selection, product evaluation and risk analysis.

For our holistic wealth business, we generate revenue primarily in several ways: (i) service fees/advertising fees paid by product providers when clients purchase wealth products sourced from our financial institutional partners; and (ii) insurance commission fees paid by insurance companies when clients purchase insurance products through Hexiang Insurance Brokers. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to any products. Meanwhile, we also generate revenue from sales of non-financial products and services provided on Yiren Select platform, which is currently included into the item of “others” of our net revenue in our consolidated financial statements.

Credit-tech Business

We provide credit facilitation services to high-quality borrowers in China. Our credit-tech business automates key aspects of our credit facilitation business and enables us to provide an effective solution to address largely underserved borrower demand in China. Borrowers can access loans products through a fast and easy-to-use online interface. Our credit-tech platform enables more efficient credit decisioning, pricing, servicing and support operations. We provide a diversified portfolio of loan products. As of December 31, 2022, we had served approximately 7.3 million borrowers. In 2020, 2021 and 2022, we facilitated RMB11,651.5 million, RMB23,195.2 million and RMB22,623.1 million (US$3,280.0 million) in loans. Funds provided to our borrowers are sourced from institutional funding partners primarily including commercial banks, trusts, microloan companies and consumer finance companies. We have ceased accepting new funding from individual investors on our online lending information intermediary platform since September 2020.

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

For our credit-tech business, we generate revenue primarily from loan facilitation services we offer to our borrowers in three ways: (i) loan facilitation service fees paid by institutional partners; (ii) post origination service fees paid by institutional partners; and (iii) financing service fees paid by borrowers and institutional partners when we use our own capital to make loans through our licensed subsidiaries, including our leasing companies and microloan companies.

In August 2021, we launched an e-commerce channel within Yiren Credit’s APP to better address our users’ consumption needs by offering an array of products and services. We offer a wide variety of competitively priced products on our e-commerce channel across various categories including skin care and beauty, electronics and appliances and allow users to finance purchases through our loan products. The strategic deployment of the e-commerce channel further enhances our customer acquisition capabilities, and effectively increases our user retention and customer value, as well as generating an additional revenue stream, diversifying our current revenue structure. Therefore, we also generate revenue from sales of products and services on our e-commerce channel.

Our total net revenue (reflecting the Acquired Businesses and the Disposed Business) increased from RMB3,962.0 million in 2020 to RMB4,477.9 million in 2021, and then decreased to RMB3,434.6 in 2022 million (US$498.0 million) in 2022. After reflecting the Acquired Businesses and the Disposed Business, we had a net loss of RMB692.7 million in 2020, a net income of RMB1,033.0 million in 2021, and a net income of RMB1,194.9 million (US$173.2 million) in 2022.

Holistic Wealth Solution

Leveraging the large client base on our Yiren Select platform and national network of Hexiang Insurance Brokers, we aim to serve the significant unmet need of the mass affluent, high net worth clients and institutional clients by using our proprietary AI-powered systems, digital customer services and insurance brokers to match clients’ risk appetite, risk preference and financial objectives with a portfolio of wealth solutions.

As of December 31, 2022, excluding insurance products, the total client assets and the average client asset per capita on our Yiren Select platform were RMB22,036.7 million (US$3,195.0 million) and RMB364,568.4 (US$52,857.4), respectively. As of December 31, 2022, the client asset of fixed income products, i.e. our legacy fixed income loan products, was nil as we ceased offering fixed income loan products since September 2020. For the insurance products, client assets represent the amount of premiums collected from the clients. Other products refer to products available through Yiren Select, which primarily include short-term cash management products and insurance products offered by our licensed financial institutional partners. The following tables provide the changes in client assets of wealth products and solutions during each of the periods presented:

						Associated
			Outflows in			Revenue for
	Client Assets	Inflows in the	the Year		Client Assets	the Year
	as of	Year Ended	Ended		as of	Ended
	December 31,	December 31,	December 31,	Disposal of	December 31,	December 31,
	2019	2020	2020	Hengcheng	2020	2020
Fixed income products	34,264,808	8,507,883	27,463,765	15,308,926	—	921,779
Insurance products	—	—	—	—	632,185	430,830
Other products	1,026,858	15,779,686	8,888,028	—	7,918,516	79,755
Total	35,291,666	24,287,569	36,351,793	15,308,926	8,550,701	1,432,364

					Associated
			Outflows in		Revenue for
	Client Assets	Inflows in the	the Year	Client Assets	the Year
	as of	Year Ended	Ended	as of	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2021	2021	2021	2021
Insurance products	632,185	—	—	887,987	755,691
Other products	7,918,516	19,144,816	8,690,332	18,373,000	504,822
Total	8,550,701	19,144,816	8,690,332	19,260,987	1,260,513

					Associated
			Outflows in		Revenue for
	Client Assets	Inflows in the	the Year	Client Assets	the Year
	as of	Year Ended	Ended	as of	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2022
Insurance products	887,987	—	—	1,335,488	731,797
Other products	18,373,000	17,960,443	14,296,785	22,036,658	440,195
Total	19,260,987	17,960,443	14,296,785	23,372,146	1,171,992

Yiren Select Client

Client Profile and Base

For Yiren Select platform, we focus our efforts on attracting the mass affluent. This large and rapidly growing sector of the Chinese population is currently underserved by traditional financial institutions in China. We seek to attract mass affluent clients because members of this demographic group are a significant untapped source of capital. Based on the information disclosed to us, as of December 31, 2022, our historical client profile for wealth solutions was 51.8% male and 48.2% female, while 57.5% were 40 years of age or less. In 2022, 506,310 clients invested a total of RMB21.9 billion (US$3.2 billion) through Yiren Select.

Client Acquisition

We acquire clients through online direct marketing, CreditEase ecosystem, member referral and channel partnership. Our client acquisition efforts are primarily directed towards enhancing our brand name, building client trust, and word-of-mouth marketing.

The following table provides the number of clients and new clients on Yiren Select who made at least one investment with our partnering institutions during each quarter presented, or the number of those who made at least one investment on our historical Yiren Wealth platform (prior to September 2021 when the Company realized 100% loan facilitation model):

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022	2022	2022
Number of new clients	7,651	5,069	60,578	42,341	67,161	76,461	73,623	89,843	151,161	117,265	110,209	57,434
Total number of clients	87,826	74,756	109,292	108,906	110,072	120,091	127,378	144,987	153,239	159,631	176,787	107,692

We observed fluctuations in the number of new clients and the average investment amount of new clients in historical periods. In 2022, 43.2% of our cumulative clients have made more than one investment through our platform.

As of December 31, 2022, excluding insurance products, total client asset was RMB22,036.7 million (US$3,195.0 million) and the average client asset per account/client was RMB364,568.4 (US$52,857.4).

Products and Services Offered to Clients

Our holistic wealth platform Yiren Select primarily connects clients with the access to a wide range of non-financial products and services as well as third-party wealth solutions, including food, cosmetics, healthcare and beauty services, self-improvement courses and investor education as well as insurance products and short-term cash management products. We have ceased offering fixed income loan products since September 2020. Using our proprietary AI-powered systems, digital customer services and membership services, we provide our clients with the access to wealth solutions that match clients’ risk appetite, risk preference and financial objectives. With our large customer base and widely-recognized brand reputation, we have established long-term relationships with top tier insurance brokers, insurers and asset managers of licensed financial institutions. Currently we offer a rich diversity of products sourced from varied product providers.

Historically, we offered an automated investing tool, a self-directed investing tool and a secondary loan market for clients to invest in our fixed-income loan products, though we have ceased to provide these products and services since September 2020.

Clients on Hexiang Insurance Brokers

We also provide high-quality insurance products to individual clients and institutional clients through our national insurance brokerage company Hexiang Insurance Brokers. As of December 31, 2022, we served 290,433 retail clients and 74,838 institutional clients through Hexiang Insurance Brokers.

Products and Services offered by Hexiang Insurance Brokers

As a nation-wide insurance brokerage company, we have established a comprehensive and diversified product matrix that includes both life and health insurance products and property and casualty insurance products. For life and health insurance, we focus on critical illness insurance products, annuity, whole life, term life, endowment life, long-term and short-term health insurance products, which meet the overall needs of our clients in security heath planning, retirement planning, child education fund planning, asset inheritance, etc. For property and casualty insurance, we provide insurance products such as household property insurance, corporate property insurance, liability insurance, auto insurance, cargo insurance and accident insurance products, which satisfy different demands of individuals, families and corporate clients in property protection, employee welfare and benefit protection, operation risk transfer, etc. The insurance services and products that we offer have competitive edges in customization. Through our in-depth, data-driven, tech-powered KYC and customer research, we work with insurers and external partners to tailor-make insurance products that target different customer groups based on their particular profiles and demands.

Transaction Process

We focus on meeting the evolving demands of clients by offering sophisticated services through tech-driven KYC processes and rich products through Yiren Select and Hexiang Insurance Brokers platforms. Each product has gone through a strictly implemented product screening procedure before being made available through our platforms.

We have also established a complete risk management system for our daily operations. On the product supplier side, we have strict procedures regarding, among other things, periodical product review, as well as product monitoring and alerting system. On the customer side, we implement strict KYC process and internal procedures for client risk evaluation and education services to raise clients’ risk awareness. We also collaborate with licensed institutional partners to provide regular information disclosure to clients throughout the life cycle of our products.

Retail Credit Solution

Our retail credit solution embraces the significant opportunities presented by a financial system that leaves many creditworthy individuals and small business owners underserved or even unserved. Our business model is empowered by our technology-driven, user-centric systems and online servicing platforms. We provide borrowers with fast and convenient access to credit products at competitive rates.

Borrowers

We target prime individual borrowers, including credit card holders with stable credit performances and small business owners with business operations for more than six months and the ability to generate recurring revenues.

Borrower Profile and Base

Based on the information disclosed to us, as of December 31, 2022, our historical borrower profile was 70.5% male and 29.5% female, while 42.6% were 35 years of age or less. In 2022, we facilitated loans to 1,606,893 borrowers through our platform. The total loan originations in 2022 were RMB22,623.1 million (US$3,280.0 million).

Borrower Acquisition

We attract borrowers through online channels. Our online borrower acquisition efforts are supported by our big data capabilities and are primarily directed toward search engine marketing, search engine optimization, mobile application downloads through major application stores, online channels through application programming interfaces, SaaS platforms, e-commerce and consumption platforms, as well as various marketing campaigns and membership services. Historically, we also utilized offline channels for borrower acquisition, and we relied on our service networks in different locations in China. We started to scale back our offline business in the second half of 2021 and discontinued the business in February 2022 to optimize product mix, cost efficiency and revenue structure during and post the pandemic period.

The following table provides a breakdown of the number of borrowers on our platform by channel:

	For the Year Ended December 31,
	2020	2021	2022
Number of borrowers (1):
Borrowers from online channels	411,290	1,217,938	1,606,879
Borrowers from offline channels	114,030	79,108	14
Total number of borrowers	525,320	1,297,046	1,606,893
(1)	The number of borrowers for a specified period represents the number of borrowers whose loans were funded during such period. A borrower who obtains loans through our platform from both online and offline channels during a period is counted as a borrower acquired from online channels for the purpose of the table above.

The following table provides a breakdown of our loan volume on our platform by channel:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Amount of loans facilitated	11,651,463	100.0	23,195,224	100.0	22,623,101	3,280,041	100.0
Loans generated from online channels	3,677,979	31.6	16,401,023	70.7	22,620,051	3,279,599	100.0
Loans generated from offline channels	7,973,484	68.4	6,794,201	29.3	3,050	442	0.0

The following table provides the number of borrowers and new borrowers who took out a loan during each quarter presented:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022	2022	2022
Number of new borrowers	114,391	106,444	125,071	156,956	288,247	342,834	384,316	363,210	230,663	197,640	236,958	225,126
Total number of borrowers	115,420	107,568	143,238	189,117	345,939	434,153	548,495	618,131	508,746	556,094	737,320	862,226

As of December 31, 2022, 30.6% of our cumulative borrowers have borrowed more than one loan on our platform.

Funding Sources

Funding sources for loans facilitated by us include banks, trusts, microloan companies and consumer finance companies. We have ceased accepting new funding from individual investors on our online lending information intermediary platform since September 2020.

We refer qualified borrowers to our institutional funding partners, which provide, based on their risk-and-return requirements, fund to finance those borrowers’ loan requests. According to our agreement with our institutional funding partners, we typically agree on an aggregated amount of funds to be provided by each institutional funding partner, maximum credit limit given to each borrower, maximum maturity period, annualized interest rate and investor protection scheme. Depending on the terms of each agreement, we may also be responsible for loan disbursements, collecting monthly repayments from borrowers or engaging in loan servicing and collections. In 2022, 100.0% of loans facilitated on our platform were funded by institutions.

Our Loan Products

Our Yiren Credit platform primarily facilitates unsecured loan products to borrowers. We believe that these loans are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. All of our loan products feature fixed monthly payments. In order to optimize our product mix and enhance our overall operating efficiencies, we started to scale back loan facilitations of secured loan products and reduced the number of our offline networks in 2021. We discontinued secured loan facilitation operations in February 2022.

Unsecured Consumer Loan Products

Small Revolving Loans. Our small revolving loans are unsecured loans with average ticket size ranging from RMB4,000 to RMB6,000 and terms ranging from 3 months to 12 months. Small revolving loan product was launched in 2020 and has been enjoying a high popularity among our borrowers, leading a continuously growing proportion of our overall loan portfolio. In 2022, small revolving loans accounted for 71.9% of total loan facilitation volume. Historically we also provided general unsecured loan products with initial loan amounts ranging from RMB1,000 to RMB200,000 and terms ranging from 3 months to 24 months. The company started to pro-actively scale back general unsecured loan products since the first quarter of 2020 and ceased to provide such products in February 2022 as we continue to optimize our product structure and enhance profitability.

Small Business Loans. Prior to the first quarter of 2023, we provided unsecured small business loans that enabled business owners to meet their financing needs. Our small business loan products offered loan terms ranging from 1 month to 24 months with loan amounts ranging from RMB10,000 to RMB4,000,000. Meanwhile, as the company notes that certain proportion of borrowers of our small revolving loans are small or mini business owners with high quality credit records, we started to offer those borrowers with smaller-ticket-sized SME loans at the end of 2022.

Secured Consumer Loan Products

We used to facilitate secured financial leasing loans, auto-secured loans and property-secured loans. Our financial leasing loan products offered loan terms of 12, 24 and 36 months with loan amounts ranging from RMB30,000 to RMB300,000. In order to optimize product mix and revenue structure, we discontinued secured loan facilitation operations in February 2022.

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

We provide an automated, streamlined application process. The process is designed to appear simple, seamless and efficient but our platform and service network leverage sophisticated, proprietary technology to make it possible. The entire process from initial application to disbursement of funds now typically takes less than five minutes to two hours, much faster than 30 minutes to 24 hours that it previously took, due to the improved digital operation efficiency.

Stage 1: Application

Our borrower application process begins with the submission of a loan application by a prospective borrower. Borrowers can apply through our website or mobile applications. As part of the application process, the prospective borrower is asked to provide necessary personal details. The specific personal details required will depend upon the borrower’s desired loan product, but typically include PRC identity card information, bank account information and bank card information. For the borrowers who apply for our unsecured small business loan products, they are also required to provide certain information of their business operations and financial data.

Stage 2: Verification

Upon submission of a completed application by borrowers, our credit models are populated with all information contained in the submitted loan application. Additional data from a number of internal and external sources are then inquired and appended with the application, including the following:

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

For applications submitted through our offline channels, our offline service teams used to manually prescreen borrowers before performing credit assessment. One of the pre-screening criteria is that the applicant has to be a PRC resident and between the age from 22 to 55.

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

For a potential borrower who passes our initial qualification phase and is applying for our loan products, the application proceeds to the next phrase for further review. For SME loan product borrowers or those who apply loan products through our offline channels, depending on the borrower’s risk profile, in some occasions a member of our credit assessment team may conduct telephone or video verification interviews with the applicant, a related family member and/or the applicant’s employer that is identified in the application. After the initial verification interviews, at least one member of credit assessment team will analyze the application and credit scores. If a member of the credit assessment team suspects there may be fraud involved with a particular loan application or determines that additional verification is needed to complete the credit decisioning process, that team member will conduct further due diligence and verification. While these additional steps have led us to discover instances of invalid information provided by prospective borrowers in the past, the number of such instances has not been significant. Following this review, the credit assessment team will either approve the loan as is, approve the loan with one or more modified sets of loan characteristics, or decline the loan application. We are also seeking cooperation with third-party credit-enhancing operators in light of the regulatory requirements which prohibit internet platforms from directly providing personal information collected by them to financial institutions. Our data collection and credit scoring processes may further evolve in the future.

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

Stage 5: Servicing and Collections

After we disposed of the Disposed Business, we can assist our institutional funding partners in the loan collection services upon their request. As of December 31, 2022, most of our institutional funding partners performed loan collection by themselves and we did not provide such services. However, if requested, we can utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform or a payment platform delegated by the institutional funding partners. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages and phone calls on the day a repayment is due. Once a repayment is past due, we also send additional reminder text messages during the first fourteen days of delinquency. The collections process commences once a loan is fifteen days delinquent. To facilitate repayment, the collections process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages and emails are sent to a delinquent borrower as soon as the collections process commences, and if the payment is still outstanding, the collection team will make phone calls. Although most stages of the collections process are outsourced to CreditEase, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while CreditEase collection teams have the discretion to make decisions for the loans that are below such threshold. The collection team also pays close attention to borrowers who are more than 90 days overdue or with weak repayment willingness or fraud suspicion. And through cooperating with professional law firms nationwide, the collection team files lawsuits to the corresponding courts to ensure the compliance of the collection. Juridical conciliation is also an acceptable approach which can accelerate the process of those borrowers’ repayment.

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

Proprietary Credit Scoring Model and Loan Qualification System

We have established a credit assessment module to assess the credit quality of borrowers. After obtaining a borrower’s consent, we collect the borrower’s internal and external information, which derives a number of variables from varied dimensions through our data analysis systems. Different scoring models are established and developed based on features of particular products and borrowers to generate accurate assessment of the borrower’s credit status. Given CreditEase’s more-than-a-decade experience and expertise in risk management and the considerable data pools it has accumulated, our relationship with CreditEase allows us to further improve our credit scoring models and enhance our capabilities of accurate risk control.

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

Meanwhile, for those who demonstrate a fraud risk, a C-Score grade will be generated based on the borrowers’ overdue amount, overdue duration, loan tenor and other relevant information. Different levels of collection processes will be initiated based on a borrower’s C-Score grade, including reminders from AI robots, text messages, telephone calls, collection methods from out-sourced teams, lawsuits, etc.

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

Our Technology

We believe our technology platform is a competitive advantage and an important reason that borrowers and wealth clients utilize our marketplace. Key features of our technology platform include:

●	Highly automated process. Our platform covers all stages of the customer life cycle: application; verification; credit assessment and decisioning and funding; and servicing and collections. Our web and mobile based platforms also provide a superior customer experience. We offer a fast and easy-to-use online application process and provide users with access to live support and online tools throughout the process and for the lifetime of the products.
●	Mobile applications. We have developed different user-friendly mobile applications for borrowers and wealth clients of our credit-tech business and holistic wealth business, which enable them to access our platforms at any time or location that is convenient.
●	AI-powered system and data-driven services. We have developed a proprietary AI-powered system to provide automated KYC and digital customer services that match wealth clients’ risk appetite, risk preference and financial objectives with proper wealth portfolio suggestions.

●	Proprietary fraud detection. We use a combination of current and historical data obtained during the application process, third-party data and sophisticated analytical tools to help determine an application’s fraud risk. High risk applications are subject to further investigation. In case where fraud is confirmed, the application is cancelled, and we identify and flag characteristics of the loan to help refine our fraud detection efforts.
●	Scalable platform. Our platform is built on a distributed, load-balanced computing infrastructure, which is both highly scalable and reliable. The infrastructure can be expanded easily as data storage requirements and user visits increase. We have designed a unified platform, which administrates all systems and servers and can reconfigure or redeploy systems or servers automatically whenever needed.
●	Data security. Our network is configured with multiple layers of security to isolate our databases from unauthorized access, and we use sophisticated security protocols for communication among applications. To prevent unauthorized access to our system we utilize a system of firewalls and also maintain a perimeter network, or a demilitarized zone, to separate our external-facing services from our internal systems. Our entire website and public and private APIs use the Secure Sockets Layer networking protocol.
●	Stability. We have multiple layers of redundancy to ensure the reliability of our network. We also have a working data redundancy model with comprehensive backups of our databases and our development environment conducted every day.

Product Development

We constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our clients.

From the credit-tech business perspective, as we continue to optimize our product structures, we plan to develop more diversified credit products tailor made to meet the specific needs of our target borrowers and our institutional funding partners with reasonable prices under the updated regulatory guidelines. And as our marketplace continues to grow, we have been expanding our ability to offer risk-based loan pricing. For example, we have been offering lower-priced loan products and constantly adjust loan pricing as we continue to shift towards higher-quality customer segment in response to regulatory directives. Another example, as we continue to increase the diversity of product offerings and enhance synergies between business lines, we will offer more customized SME revolving loan products with more flexible ticket size and pricing.

In terms of holistic wealth business, we continue to focus on insurance product innovation and customization as we expand our client pool and external partners. For example, we have been working with different corporate partners who have considerable customer bases and provide insurance products tailor made for those customer groups based on their particular profiles and needs. Moreover, we are closely observing the domestic and overseas markets and constantly introduce new insurance products which bear a low penetration rate and high growth potential in the market, such as overseas construction insurance products.

Brand Promotion

Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers and wealth clients. We believe reputation and word-of-mouth drive continued organic growth in our credit-tech business and wealth business.

Competition

For our credit-tech business, we compete with other consumer finance marketplaces and the consumer finance marketplace vertical in China that was intensely competitive before the year 2018. However, as the domestic regulations on the industry continue to evolve and barriers to enter the industry continue to increase in recent years, fewer big players that operate in national level, including us, are left in the market while small platforms fail to continue their operations, leaving more market share opportunities for us.

For our holistic wealth business, major financial institutions in China are developing their own wealth businesses, and international financial institutions have also been expanding to the Chinese market in recent years. We compete with other online wealth platforms and insurance brokerage companies. As China’s mass affluent group continues to show increased demand for wealth solutions and domestic investable assets continue to shift from real estate towards wealth and insurance industry, we are navigating towards a large market with high growth potential.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-competition agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we had 445 registered trademarks with the Trademark Office of the National Intellectual Property Administration. We have also obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “宜信” (Chinese equivalent for CreditEase).

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

Insurance

We maintain property insurance policies covering certain equipment and other property that are essential to our business operation to safeguard against risks and unexpected events. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

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

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures, please refer to “Risk Factors-Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Industry Catalog and Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by three principal legal documents: (i) the Provisions for Guiding the Foreign Investments Direction promulgated by the State Council on February 11, 2002, pursuant to which foreign investment projects are categorized as encouraged, permitted, restricted and prohibited; (ii) the 2021 Negative List, jointly issued by the National Development and Reform Commission, or the NDRC and MOFCOM on December 27, 2021 and effective from January 1, 2022, which sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements and provides that foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the 2021 Negative List and shall not engage in the prohibited activities listed in the 2021 Negative List; and (iii) the Catalog of Industries for Encouraged Foreign Investment (2022 Edition), or the Encouraged Catalog, also jointly issued by the NDRC and MOFCOM on October 26, 2022 and effective from January 1, 2023, which sets forth the encouraged foreign investment industries. Industries not listed in the Encouraged Catalog or the 2021 Negative List are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries.

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

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended respectively in September 2008, February 2016 and March 2022 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China. The 2021 Negative List and Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (For-profit E-commerce Business), or the Circular 196, promulgated by MIIT in June 2015 allow a foreign investor to own more than 50% of the total equity interest in an online data processing and transaction business (e-commerce business).

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

In light of the above restrictions and requirements, in 2020, we operated Yiren Credit and Yiren Wealth (predecessor of “Yiren Select”) primarily through Hengcheng, YouRace Hengchuang, CreditEase Puhui and Yiren Wealth. Yiren Wealth is in the process of applying for an ICP License. After the business restructuring in December 2020, we operated Yiren Credit through YouRace Hengchuang and CreditEase Puhui, and operated Yiren Wealth (predecessor of “Yiren Select”) through Yiren Wealth, Yiyouxuan and Hexiang Insurance Brokers.

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

On November 2, 2020, the CBIRC, the PBOC and other regulatory authorities released a consultation draft of the Interim Administrative Measures for Online Microcredit Business, which states that a microloan company must obtain the official approval of the CBIRC to conduct an online micro-lending businesses outside the province where it is registered. In addition, the draft provides the statutory qualified requirements for an online microloan company, covering such things as registered capital, controlling shareholders, and use of the internet to engage in an online micro-lending business.

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

We established Fujian Jiaying Financing Guarantee Co. Ltd. in September 2020 to provide financing guarantee services for our loan facilitation business.

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

The Insurance Brokerage Provisions sets out the requirements for senior officers of an insurance broker, such as education, work experience and good character. It also provides that senior officers of an insurance broker shall obtain the employment qualification approved by the local branches of CIRC prior to the assumption of duty. Pursuant to the Insurance Law of the PRC, the examination and approval of the qualification of insurance brokerage practitioners have been cancelled. Pursuant to the Insurance Brokerage Provisions and the Notice on Relevant Issues on the Administration of Practitioners of Insurance Intermediaries, which was promulgated by CIRC on August 3, 2015, before an insurance intermediary practitioner begins to practice, his/her employer shall complete the practicing registration in the insurance intermediary regulatory information system of the CIRC for him or her, and the qualification certificate shall not be served as a necessary condition for the administration of practicing registration.

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

According to the Announcement of the CIRC on Permitting the Establishment of Wholly Foreign-invested Insurance Brokerage Companies by Foreign Insurance Brokerage Companies, which was promulgated by CIRC on December 11, 2006, and became effective on the same day, in five years following China’s accession into the WTO, the establishment of a wholly foreign owned enterprise to engage in insurance brokerage services shall be permitted. There shall be no other restrictions except those on the establishment conditions and business scopes. On April 27, 2018, the CBIRC promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council may engage in the following insurance brokerage businesses within the PRC: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; and (v) other businesses approved by the CBIRC. The insurance brokerage business is not listed under the 2021 Negative List. However, according to the administrative guidelines published by the CBIRC on its official website in 2019, a foreign investor holding more than 25% of the shares in an insurance brokerage company must satisfy the following requirements before investing in the insurance brokerage industry: (i) it has engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; and (ii) its total assets shall be no less than US$200 million as of the end of the year prior to its application. On May 1, 2019, the CBIRC released a press indicating that it plans to further open up the insurance brokerage industry to foreign investors by abolishing some of the requirements aforesaid. The State Council also promulgated an Opinions on Further Proper Utilization of Foreign Investment on October 30, 2019 to abolish such aforesaid requirements regarding the track record and total assets. The CBIRC published the Circular on Clarifying the Measures Relating to the Liberalization of the Insurance Intermediary Market, or the Liberalization Circular, on December 3, 2021, abrogating the requirements that the foreign investor to establish a foreign-funded insurance brokerage company in PRC should have a history of business operations of more than 30 years in any WTO member states, have maintained a representative office in China for a period of at least two consecutive years, and have a total asset of not less than US$200 million in the year immediately prior to the application. The Liberalization Circular allows professional insurance agencies, insurance brokerage organizations, and insurance adjustment organizations funded and established in PRC by foreign insurance group corporations or foreign-funded insurance group corporations in PRC are allowed to operate the related insurance intermediary business.

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

We acquired, through Yiren Wealth, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance Brokers, in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers and its wholly owned subsidiary, Heanjun, have become the wholly owned subsidiaries of Yiren Wealth in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then. We provide insurance brokerage services and sell various health and life insurance products and property and casualty insurance products on behalf of insurance companies, and we earn brokerage commissions determined as a percentage of premiums paid by the policy holder. We have identified our promise to sell insurance policies on behalf of an insurance company as the performance obligation in our contracts with the insurance companies. Hexiang Insurance Brokers has obtained the License for Professional Insurance Intermediaries.

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

The Regulatory Measures also sets out specific requirements in relation to marketing activities conducted by insurance institutions for the marketing and promotion of insurance products or insurance services via internet media, such as websites, webpages and applications, in the form of text, pictures, audio, video or otherwise. An insurance institution shall comply with the Advertising Law of the PRC, laws and regulations on marketing of financial products and other relevant rules promulgated by the CBIRC when carrying out marketing activities to promote their insurance products and services. In addition, the Regulatory Measures also requires insurance institutions to regulate their marketing and sales activities for internet insurances products, including, among others, implementing management protocols on the qualification, training, and behavior of online insurance practitioners and protocols on approval of content on marketing and sales of online insurance products. The online insurance practitioners shall conduct marketing activities of online insurance products within the scope authorized by insurance institutions and disclose relevant information on their marketing web page, such as their personal information and insurance institution’s names. The marketing content published by the practitioners shall be uniformly made by insurance institutions. An insurance institution shall assume the primary responsibility for the internet insurance marketing activities conducted by itself and its practitioners.

The Regulatory Measures also sets forth specific operation and management requirements in relation to an insurance institution, including, among others, (i) an insurance institution shall adopt effective technical methods to verify the authenticity of each policyholder's identity information, and completely record and keep the main internet insurance business process; (ii) an insurance institution shall complete practice registration for their personnel, and shall identify their qualification to engage in internet insurance business for public inquiry; (iii) the relevant fees paid by insurance companies to insurance intermediary service providers shall not be settled in cash; (iv) an insurance institution shall assume the primary responsibility for the protection of customer information, and shall collect, process and use personal information following the principles of legality, legitimacy and necessity, and ensure the security and legality of the collection, processing and use of information; and (v) an insurance institution shall make several internal operation plans and protocols, for example, an emergency response plan for the interruption of internet insurance business operation, an internal control protocol for anti-money laundering, a customer due diligence protocol, a protocol for keeping customer identity data and transaction records, a protocol for the reporting of large-value transactions and suspicious transactions and an anti-fraud protocol.

The Regulatory Measures sets out a ramp-up process allowing the insurance institutions to achieve full compliance in phases until February 1, 2022. Pursuant to the Regulatory Measures, the insurance institutions shall (i) complete the rectification of the issues on internal protocols, marketing activities, sales management and information disclosure within three months from the effective date of the Regulatory Measure; (ii) complete the rectification of other issues on business and operation within six months from the effective date of the Regulatory Measure; and (iii) complete the authentication of classified cybersecurity protection of its self-operated online platform within twelve months from the effective date of the Regulatory Measure.

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

On June 22, 2020, the CBIRC promulgated the Circular on Regulating the Traceability Management of Internet Insurance Sales Practices, which took effect on October 1, 2020, setting out requirements on various aspects of online sales by insurance institutions (including insurance companies and insurance intermediaries), including sales practices, record-keeping for backtracking sales, and disclosure requirements. The Circular on Regulating the Retrospective Management of Internet Insurance Sales Practices provides that, (i) online sales pages should be displayed only on insurance institutions’ self-operated online platforms and should be separated from non-sales pages; (ii) important insurance clauses should be presented on a separate page and be confirmed by policyholders or insureds; and (iii) insurance institutions should keep records for five years after the expiry of the policy for policies with a term of one year or less and for ten years for policies with a term longer than one year for purposes of backtracking sales.

The CBIRC has issued several rules and regulations in relation to consumer protections. On July 19, 2022, the CBIRC issued the Administrative Measures for Insurance Sales Conducts (Draft for Comment), or the Draft Measures, which purport to comprehensively regulate the whole process of insurance sale conducts. The Draft Measures specify that except for insurance companies, insurance intermediaries and insurance sales personnel entrusted by or cooperating with insurance companies, other entities and individuals shall not engage in insurance sales. The Draft Measures also provide specific requirements on insurance sales conducts including pre-sale and after-sale conducts.

The CBIRC issued the Administrative Measures for Information Disclosure of Life Insurance Products in November 2022, and issued the Information Disclosure Rules for One-Year-Above Life Insurance Products on December 30, 2022, both of which prescribe for disclosure requirements for life insurance and will come into effect on June 30, 2023.

On December 26, 2022, the CBIRC promulgated the Administrative Measures for the Protection of Consumer Rights and Interests by Banking and Insurance Institutions, or the Consumer Protection Measures, which became effective on March 1, 2023. The Consumer Protection Measures specify the working mechanism and management requirements for the protection of consumer rights, requiring banking and insurance institutions to protect consumer rights and interests, including the right to know, the right to make independent choices, the right to fair trade, the right to property security, the right to seek legal remedy, the right to education, the right to respect, as well as the right to information security. The Consumer Protection Measures clearly stipulate that banking and insurance institutions shall establish mechanisms for the protection of consumers’ personal information, improve internal management systems, adopt authorization grading control and internal control measures, and implement grading and categorical control of consumers’ personal information throughout the process. We acquired, through Yiren Wealth, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance Brokers, in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers and its wholly owned subsidiary, Heanjun, have become the wholly owned subsidiaries of Yiren Wealth in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then.

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

On January 21, 2022, the CBIRC issued the Off-site Regulation Procedures for Financing Leasing Companies, or the Off-site Regulation Procedures. The Off-site Regulation Procedures stipulate the guidelines for the competent regulatory authorities to continuously analyze and evaluate the risk of financial leasing companies, by way of collecting report data and other internal and external data of the financial companies, cross-validating and analyzing the collected data and by carrying out corresponding measures. Pursuant to the Off-site Regulation Procedures, financial leasing companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The Off-site Regulation Procedures require financial leasing companies to establish and implement significant matters report system, and shall report to local authority within five days on significant related transactions, significant pending litigations and arbitrations and other significant matters required to report by the authority. The Off-site Regulation Procedures note that change of external business environment, corporate governance, internal control, risk management capabilities, asset quality and liquidity indicators shall be the key areas for off-site supervision.

Yichuang Financial Leasing, which is a subsidiary of the consolidated variable interest entities, is approved to conduct financial leasing business. In order to optimize product mix and revenue structure, we discontinued financial leasing business in February 2022.

Regulations on Securities and Funds Information Technology Service Providers

The Administrative Measures for Information Technologies of Securities Fund Operators, published by the CSRC in December 2018 and amended in January 2021, provide that agencies providing information technology services for securities and funds business activities shall file record with the CSRC. If an information technology service provider fails to file record with the CSRC, the CSRC and its local offices may require it to submit a written explanation and take certain administrative regulatory measures such as an order to make corrections, regulatory conversations and warning letters, and may, in serious cases, take one or both of the measures including a warning and a fine of up to RMB30,000 against the information technology service provider as well as any managers or other employees found directly liable for the violation.

The Provisions on the Implementation of the Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, or the Implementation Measures, issued by the CSRC on August 28, 2020 and effective on October 1, 2020, provide that where a fund manager or a fund distributor rents cyberspace premises (such as websites or applications) of a third-party network platform to deploy relevant webpages and feature modules and provide fund distribution services for investors, such third party shall, as a fund service agency engaging in information technology system services, file a record with the CSRC. The Implementation Measures also make it clear that the third-party shall only provide information technology services (including cyberspace premises for fund managers and fund distributors), and may neither engage in any part of fund distribution process, nor collect, transmit or retain any fund trading information of investors.

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

In addition to the Telecommunications Regulations and other regulations above, mobile internet applications are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which were promulgated by the CAC in June 2016 and became effective in August 2016. Pursuant to the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly carry out the information security management responsibilities and fulfill their obligations in various aspects relating to the real-name system, protection of users’ information and the examination and management of information content. On June 14, 2022, the CAC published the revised Administrative Provisions on Mobile Internet Applications Information Services, or the Revised APP Provisions, which took effect on August 1, 2022. The Revised APP Provisions, among others, purport to prohibit application providers from false propaganda, bundled downloads, improperly inducing users to download application, as well as ranking and comment manipulations.

Yiren Wealth, the variable interest entity operating our wealth business website and mobile application, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Yiren Wealth to obtain an ICP License and an EDI License. Yiren Wealth is in the process of applying for an ICP License. The Guiding Opinions on Promoting the Healthy Development of Internet Finance, or the Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, to complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT and/or the Office for Cyberspace Affairs pursuant to the Guidelines. In accordance with the Guidelines, the relevant authorities are in the process of making detailed implementation rules in relation to the record-filing procedures, as well as the application procedures for appropriate telecommunication business license by the internet finance service providers. We plan to apply for any requisite telecommunication services license once the detailed implementation rules become available.

Regulations Relating to E-Commerce

Certain laws and regulations are promulgated in recent years to specifically regulate the e-commerce industry in PRC. In January 2014, the State Administration for Industry and Commerce of the PRC, or SAIC, adopted the Online Transactions Measures, which impose certain stringent requirements and obligations on online trading or service operators as well as the marketplace platform providers. On April 23, 2019, the Standing Committee of the National People’s Congress implemented a newly amended Anti-unfair Competition Law of the PRC. It further emphasized that a business operator shall not engage in any false or misleading publicity for its products, or fictitious transactions to defraud or mislead consumers.

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

Regulations Relating to Internet Advertising

The main regulations governing internet advertising include the Advertising Law of the PRC, which was amended on April 29, 2021, and the Interim Measures for Administration of Internet Advertising, or the Internet Advertising Interim Measures, which were issued by the SAMR in 2016. Pursuant to these regulations, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission. The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising. “Internet advertising” refers to commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. Where internet advertisements are not identifiable, a fine of not more than RMB100,000 may be imposed on the advertisers in accordance with Advertising Law. A fine ranging from RMB5,000 to RMB30,000 may be imposed on the advertisers for any failure to provide a prominently marked “CLOSE” button to ensure “one-click closure.” Advertisers who induce users to click on the content of advertisements by fraudulent means or without permission, attach advertisements or advertising links in the emails shall be imposed a fine ranging from RMB10,000 to RMB30,000.

On December 31, 2021, seven ministries and commissions including the PBOC issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments), which if becoming effective will regulate online marketing of financial products by financial institutions or internet platform operators engaged by such financial institutions. Pursuant to this draft, financial institutions shall not engage other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations.

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

On December 28, 2021, the Cyberspace Administration of China issued the revised Measures for Cybersecurity Review, or the Measures, which took effect in February 2022, and replaced the previous Measures for Cybersecurity Review. The scope of review under the Measures extends to critical information infrastructure operators that intend to purchase internet products and services and online platform operator engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Measures, online platform operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Measures also provides that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing. Given the recency of the issuance of the Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.

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

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. In a Q&A released on the official website of the CAC, the respondent CAC official illustrated that outbound data transfer referred to in the Measures mainly includes the following data activities: (i) data collected and generated during domestic operation is transmitted or stored overseas by data processors, and (ii) data collected and generated by data processors and stored domestically can be accessed to or used by oversea institutions, organizations or individuals.

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

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. On December 31, 2021, the MIIT, the CAC, the SAMR and the PBOC issued the Provisions on the Administration of Algorithm-generated Recommendations for Internet Information Services which took effect on March 1, 2022, stipulating rules for algorithm-generated recommendations for Internet information services. Also, on June 27, 2022, the CAC issued the Administrative Provisions for Internet User Account Information, which took effect on August 1, 2022, specifying rules of users accounts information for internet-based information service provider as well as its users.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report, we had 445 registered trademarks with the Trademark Office of the National Intellectual Property Administration. We also have obtained a worldwide and royalty-free license from CreditEase to use certain of its trademarks, including “宜信” (Chinese equivalent for CreditEase).

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in China that directly or indirectly offer or list their securities in an overseas market, including a company in China limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in China are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provide that a company in China must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage, but we may be subject to the filing requirements for our refinancing activities under the Overseas Listing Regulations.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. The “China-based companies” refer to companies in China limited by shares which are directly listed on a foreign stock exchange and the domestic operating entities of an offshore company being indirectly listed on a foreign stock exchange. These China-based companies shall obtain the approvals from relevant authorities and file with the competent confidential administration authorities when providing or publicly filing documents and materials related to state secrets or secrets of the government authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities, or providing or publicly filing such documents and materials through its offshore listing entity. In addition, the China-based companies shall complete corresponding procedures when (i) providing or publicly filing documents and materials which may adversely affect national security and public interests to the relevant securities companies, securities service agencies or the offshore regulatory authorities, (ii) providing or publicly filing such documents and materials through its offshore listing entity, or (iii) providing accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals. These China-based companies are also required to provide written statements as to whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection. If a China-based company finds that the documents and materials related to state secrets or secrets of the government authorities or other materials, which may adversely affect national security and public interests, have been leaked or have leakage risks, it should take remedial measures immediately and report to the relevant authorities.

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

Yiren Digital Ltd. (Cayman Islands)
100%
YouRace Digital Holding HK Limited ("YouRace HK") (Hong Kong)
100%
Yiren Blue Boyage Limited ("Blue Boyage") (Cayman Islands)
100%
Yiren Vision Pte. Ltd. ("Yiren Vision") (Singapore)
99.99%
Cashama Financing Corp. ("Cashama Financing") (Philippines)
100%
Creditable Lending Corporation ("Creditable Lending") (Philippines)
100%
China Glory Securities Company Limited ("China Glory") (Hong Kong)
100%
Yiren Green Management Limited ("Yiren Green") (Hong Kong)
Outside China
Inside China
100%
YouRace Hengchuang Technology Development (Beijing) Co., Ltd. ("YouRace Hengchuang")
100%
Yiren Hengsheng Technology Development (Beijing) Co., Ltd. ("Yiren Hengsheng")
100%
Shenzhen Zhongbang Information Consulting Service Co., Ltd. ("Shenzhen Zhongbang")
100%
Yiren Information Consulting (Beijing) Co., Ltd. ("Yiren Information")
100%
Fujian Jiaying Financing Guarantee Co., Ltd. ("Fujian Jiaying")
CreditEase Puhui Information Consultant (Beijing) Co., Ltd. ("CreditEase Puhui")(1)
100%
Tianjin Linyang Information and Technology Co., Ltd. ("Tianjin Linyang")
100%
Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. ("Dekai Yichuang")
100%
Hainan Haijin Yichuang Data Information Service Co., Ltd. ("Yichuang Data")
100%
Haijin Yichuang Financial Leasing Co., Ltd. ("Yichuang Financial Leasing")
50%
50%
Haina Haijin Yichuang Micro-lending Co., Ltd. ("Yichuang Micro-lending")
100%
Zhenzhi Youpin (Hainan) Technology Trade Co., Ltd. ("Zhenzhi Youpin")
100%
Chongqing Hengyuda Technology Co., Ltd. ("Hengyuda")
Zhongrong - Keyue No.1 Single Fund Trust ("Keyue No.1")
Zhongrong - Keyue No.2 Single Fund Trust ("Keyue No.2")
Bohai Trust · 2023 Huian No. 49 Single Fund Trust ("Huian No.49")
Yiren Financial Information Service (Beijing) Co., Ltd. ("Yiren Wealth")(2)
100%
Beijing Yiyouxuan Technology Information Service Co., Ltd. ("Yiyouxuan")
100%
Beijing Kechuang Xinlian Technology Co., Ltd. ("Kechuang Xinlian")
100%
Wuhan Linyi Business Consulting Co., Ltd. ("Wuhan Linyi")
51%
Hexiang Insurance Broker Co., Ltd. ("Hexiang Insurance Broker")
49%
100%
Heanjun Auto Rescue (Wuhan) Co., Ltd. ("Heanjun")
100%
Baijunda Logistics (Wuhan) Co., Ltd. ("Baijunda")
100%
Beijing Yiding Technology Co., Ltd. ("Yiding Technology")
100%
Heilongjiang Changtuo Technology Development Co., Ltd. ("Changtuo Technology")

Notes:

(1)	The shareholders of CreditEase Puhui are Mr. Ning Tang and Ms. Mei Zhao, each owning 99% and 1% of CreditEase Puhui’s equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Mei Zhao is one of our employees.
(2)	The shareholders of Yiren Wealth are Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, each owning 84.53%, 6.19%, 4.64% and 4.64% of Yiren Wealth’s equity interest, respectively. The shareholder of Pucheng Credit Assessment and Management (Beijing) Co., Ltd. is Qiyun Technology Development Co., Ltd., whose shareholder is CreditEase Weijia Technology Development (Beijing) Co. Ltd., ultimately owned by Mr. Ning Tang and Ms. Yan Tian, by 95% and 5% of its equity interest, respectively. Mr. Ning Tang is our executive chairman, Mr. Fanshun Kong is a consultant of CreditEase, and Ms. Yan Tian is a third-party individual designated by CreditEase.

Contractual Arrangements with the Consolidated Variable Interest Entities

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Yiren Wealth and CreditEase Puhui, which we conduct the business operations through a series of contractual arrangements. These contractual arrangements allow us to:

•	conduct the business operations of Yiren Wealth and CreditEase Puhui;
•	receive substantially all of the economic benefits of Yiren Wealth and CreditEase Puhui; and
•	have an exclusive option to purchase all or part of the equity interests in Yiren Wealth and CreditEase Puhui when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Yiren Wealth and CreditEase Puhui, and we treat Yiren Wealth and CreditEase Puhui as the consolidated variable interest entities under U.S. GAAP. We have consolidated the financial results of Yiren Wealth and CreditEase Puhui in our consolidated financial statements in accordance with U.S. GAAP.

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

In the opinion of Han Kun Law Offices, our PRC counsel:

●	the ownership structures of our subsidiaries, YouRace Hengchuang and Hengyuda, and the consolidated variable interest entities, Yiren Wealth and CreditEase Puhui, will not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual agreements relating to Yiren Wealth and CreditEase Puhui, the consolidated variable interest entities, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities,” governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect. The equity pledge under each equity pledge agreement has been registered with the competent office of the State Administration for Market Regulation in accordance with the PRC laws.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has become effective on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising 1,935.6 square meters in Beijing, China. We have leased additional office spaces of 3,916.0 and 4,178.4 square meters in Beijing and other cities in China, respectively. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in December 2024. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have a three-year term. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Overview

We are a leading comprehensive digital financial management platform in China. Since our inception, we have been operating one of China’s largest digital financial management platforms by leveraging technology to seamlessly deliver wealth solutions to China’s mass affluent population through our wealth business as well as credit and financial solutions to individual borrowers and small business owners.

Our strategic business realignment with CreditEase in 2019 enables us to operate our business on a more diverse and scalable mix of service platforms. Our wealth business specifically targets mass affluent population and provides them with comprehensive wealth solutions. We believe we are well positioned to capture the significant synergy opportunities presented by this business realignment and deliver long-term operating performance and improvements through our increased scale.

As of December 31, 2022, we had served approximately 7.3 million borrowers and approximately 3.1 million wealth clients. In 2020, 2021 and 2022, we facilitated RMB11,651.5 million, RMB23,195.2 million and RMB22,623.1 million (US$3,280.0 million) in loans. In 2020, 2021 and 2022, we facilitated RMB3,003.2 million, RMB14,637.2 million and RMB22,620.1 million (US$3,279.6 million) in loans through our mobile applications, respectively, representing 25.8%, 63.1% and almost all of the total amount of loans facilitated through our marketplace in the respective periods.

Our holistic wealth business primarily distributes short-term cash management products and insurance products. As of December 31, 2022, the total client assets and the average client assets per account/client on our Yiren Select platform, excluding insurance products, were RMB22,036.7 million (US$3,195.0 million) and RMB364,568.4 (US$52,857.4), respectively.

In 2022, the majority of our revenues was generated from our credit-tech business. Our credit-tech business generates revenues primarily from loan facilitation services we offer to our borrowers in three ways: (i) loan facilitation service fees paid by institutional partners; (ii) post origination service fees paid by institutional partners; and (iii) financing service fees paid by borrowers and institutional partners when we use our own capital to make loans through our licensed subsidiaries, including our leasing companies and microloan companies. Our holistic wealth business generates revenues primarily from products and services we offer to our clients in three ways: (i) service fees/advertising fees paid by product providers when clients purchase wealth products sourced from our financial institutional partners; (ii) insurance commission fees paid by insurance companies when clients purchase insurance products through Hexiang Insurance Brokers; and (iii) sales of non-financial products and services provided on Yiren Select platform. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the wealth products we distribute.

Basis of Management’s Discussion of Operating Results

In March 2019, we entered into definitive agreements with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates certain business operations, mainly including online wealth business targeting the mass affluent, unsecured and secured consumer lending, SME lending and other related services or businesses (the “Acquired Businesses”). This transaction was consummated in July 2019. The discussion of our operating results for the periods indicated in this annual report reflects the inclusion of the Acquired Businesses.

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we disposed of the online consumer lending platform targeting individual investors as the funding source. The Disposed Business was operated by Hengcheng, and CreditEase, through its subsidiaries and affiliates, paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash.

Major Factors Affecting Our Results of Operations

Major factors affecting our results of operations include the following:

Economic Conditions in China

The demand for online consumer finance and wealth solutions from borrowers and wealth clients is dependent upon overall economic conditions in China. General economic factors, including the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and wealth clients’ ability and desire to invest. For example, significant increases in interest rates could cause potential borrowers to defer obtaining loans as they wait for interest rates to become stable or decrease. Additionally, a slowdown in the economy, such as from a rise in the unemployment rate and a decrease in real income, may affect individuals’ level of disposable income. This may negatively affect borrowers’ repayment capability, which in turn may decrease their willingness to seek loans and potentially cause an increase in default rates.

Ability to Acquire Borrowers and Wealth Clients Effectively

For our credit-tech business, our ability to increase the loan volume facilitated through our marketplace largely depends on our ability to attract potential borrowers through sales and marketing efforts. Our sales and marketing efforts include those related to borrower acquisition and retention, and general marketing. We intend to continue to dedicate significant resources to our sales and marketing efforts and constantly seek to improve the effectiveness of these efforts, in particular with regard to borrower acquisition.

We utilize online channels for borrower acquisition. We attract a fast growing number of our borrowers through various online channels. We used to rely on CreditEase’s nationwide service network for offline borrower acquisition. In 2017 and 2018, 41.2% and 38.4% of our borrowers were acquired through referrals from CreditEase, respectively, contributing 48.5% and 43.1% of the total amount of loans facilitated through our marketplace, respectively. As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network for offline borrower acquisition. In 2020, 2021 and 2022, 21.7%, 6.1% and 0.0% of our borrowers were acquired through CreditEase Puhui, contributing 68.4%, 29.3% and 0.0% of the total amount of loans facilitated through our marketplace, respectively. In order to optimize product mix, offline borrower acquisition channels of CreditEase Puhui were discontinued in 2022.

For our holistic wealth business, we acquire clients through online direct marketing, CreditEase ecosystem, member referral and channel partnership. In order to better serve our clients and enhance their overall wellbeing, we started to provide selected and customized non-financial products and services under Yiren Select “holistic wealth” strategy in December 2021. Yiren Select is designed to specifically meet the diversified needs of China’s mass affluent population. The products currently available on Yiren Select platform include food, cosmetics, healthcare and beauty services, self-improvement courses and investor education as well as insurance products and short-term cash management products offered by our partners.

Currently, our wealth client acquisition efforts are primarily directed towards enhancing our brand name, building client trust and word-of-mouth marketing.

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

We started to provide guarantee services in connection with some of the loans facilitated through our marketplace by institutional funding partners, through one of our wholly owned subsidiaries, Fujian Jiaying, since October 2020. The outstanding balance of the loans guaranteed by Fujian Jiaying was immaterial as of December 31, 2022.

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

Client Assets

Client assets refer to the total market value of the investments that wealth business manages on behalf of our clients. Client assets under our holistic wealth business affect the amount of our revenues, primarily recurring service fees. As of December 31, 2022, the total client assets and the average client assets per account/client on our Yiren Select platform, excluding insurance products, were RMB22,036.7 million (US$3,195.0 million) and RMB364,568.4 (US$52,857.4), respectively. The growth of revenues on our wealth business depends on our ability to continuously increase the client assets. If the return of our wealth solutions does not meet clients’ expectations, clients may elect to redeem their investments and invest their assets elsewhere, including with our competitors, which could lead to the decrease in our recurring service fee revenues that correlate directly to the amount of our client assets.

Ability to Innovate

Our success to date has depended on, and our future success will depend in part on, successfully meeting borrower and wealth client demand with new and innovative loan products and wealth solutions. We have made and intend to continue to make efforts to develop loan products and wealth solutions for borrowers and wealth clients. We constantly evaluate the popularity of our existing product offerings and develop new products and services that cater to the ever evolving needs of our borrowers and wealth clients. Over time we will continue to expand our offerings by introducing new products. From the credit-tech business perspective, we will continue to develop tailored credit products to meet the specific needs of our target borrowers and our institutional funding partners. We have been expanding our ability to implement risk-based pricing by developing more risk grades to optimize loans based on individual credit criteria, enabling us to facilitate customized loans tailored to individual borrowers’ specific credit profiles. In terms of holistic wealth business, we will continue to focus on insurance product innovation and customization as we expand our client pool and external partners. See “—C. Product Development.” Failure to continue to successfully develop and offer innovative products and for such products to gain broad customer acceptance could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.

Ability to Compete Effectively

Our business and results of operations depend on our ability to compete effectively in the markets in which we operate. For our credit-tech business, the consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future. For our holistic wealth business, major financial institutions in China are developing their own wealth businesses, and international financial institutions have also been expanding to the Chinese market in recent years. We compete with the private banking departments of domestic and global banks, insurance companies and securities firms that provide wealth solutions. If we are unable to compete effectively, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to maintain or achieve more widespread market acceptance, any of which could harm our business and results of operations.

Regulatory Environment in China

The regulatory environment for the online consumer finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. The Chinese government has been putting the pieces in place for a more mature regulatory framework covering all aspects of our business. New regulations may result in both opportunities and challenges for us by weeding out weaker players, triggering consolidation within the industry and increasing compliance risk. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing PRC laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make wealth solutions more difficult to be accepted by clients on terms favorable to us, or at all, these events could also provide new product and market opportunities. We will continue to diversify funding sources, expand our loan product mix and enhance our risk management to support our business growth.

Impact of COVID-19 on Our Operations

Substantially all of our net revenue is generated in China. Our results of operations and financial condition have been affected by the spread of COVID-19. The extent to which COVID-19 impacts our results of operations in the future will depend on potential outbreaks of new variants of COVID-19 virus, the severity of the virus infection, the success or failure of efforts to contain or treat the cases, and future actions that we or the authorities may take in response to these developments, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

Since the outbreak of COVID-19 in 2020, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. COVID-19 also resulted in the temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We had seen delinquency volatilities and a significant decrease in loan volumes and revenues in the first half of 2020. We had taken a series of measures in response to the outbreak, including, among others, a remote working arrangement for some of our employees, suspension of our offline customer acquisition activities and cancellation of non-essential business travels to ensure the safety and health of our employees. These measures reduced the capacity and efficiency of our operations.

The outbreak of COVID-19 also resulted in the suspension of our offline customer acquisition activities in February 2020, which impacted our operations and resulted in an increase in delinquency volatilities and a significant decrease in revenues and loan volumes in the first quarter of 2020. In addition, to respond the impact of COVID-19 outbreak and help our customers who suffered financial hardship, we launched a special customer care program in the second quarter of 2020, providing discount or payment relief for those who were materially affected by the COVID-19 outbreak, which negatively affected our total revenues generated in the second quarter of 2020.

After the initial outbreak of COVID-19, some instances of COVID-19 infections emerged in various regions of China from time to time, including the infections caused by the Omicron variants since early 2022, and varying levels of temporary restrictions and other measures were reinstated to contain the infections, such as those in Shanghai since March 2022. As a result, our revenues and results of operations were adversely affected in the first half of 2022.

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience great economic uncertainty, which may impact our business in a materially negative way as our users may be less inclined to borrow or invest in wealth solutions. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers have also been constrained and impacted, which may have a negative impact on our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may have the effect of heightening many of the other risks described in this annual report.

In late 2022, China began to modify its zero-COVID policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Consequently, the COVID-19 pandemic may continue to materially adversely affect our business, financial condition and results of operations in the future.

As of December 31, 2022, we had cash and cash equivalents of RMB4,271.9 million (US$619.4 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Loan Performance Data

Delinquency Rates

As of December 31, 2022, the delinquency rates for loans under our loan facilitation model that are past due for 15-29 days, 30-59 days and 60-89 days are set forth below:

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2020	0.5%	0.7%	0.6%
December 31, 2021	0.9%	1.5%	1.2%
December 31, 2022	0.7%	1.3%	1.1%

Online Channels
December 31, 2020	0.6%	1.0%	1.1%
December 31, 2021	0.8%	1.3%	1.1%
December 31, 2022	0.7%	1.1%	0.9%

Offline Channels
December 31, 2020	0.4%	0.6%	0.4%
December 31, 2021	1.0%	1.8%	1.4%
December 31, 2022	1.2%	2.2%	2.3%

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

The following chart displays the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2022, by vintage, for all loan products facilitated under our loan facilitation model for each of the months shown:

The expected M3+ Net Charge-off Rates and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company- B. Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

The following table provides the amount of loans facilitated under our loan facilitation model during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rate data as of December 31, 2022 for the loans facilitated during each of the periods:

		Accumulated M3+	Net Charge-off
	Amount of loans	Net Charge-off as	Rate as of
	facilitated during the	of December 31,	December 31,
Period	period	2022	2022
	(in RMB thousands)	(in RMB thousands)%
2018	4,211,573	393,238	9.3
2019	3,431,443	398,602	11.6
2020	9,614,819	780,798	8.1
2021	23,195,224	1,513,766	6.5
2022 Q1~Q3	15,839,577	316,444	2.0
(1)	We define M3+ Net Charge-off, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent.
(2)	We define M3+ Net Charge-off Rate, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the M3+ Net Charge-off divided by the total initial principal of the loans facilitated in such vintage.

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

Selected Statements of Operations Items

Net revenue

Our revenues consist of revenues from loan facilitation services, post-origination services, account management services, insurance brokerage services, financing services, electronic commerce services, and others. The following table sets forth the breakdown of our net revenue, both in absolute amount and as a percentage of our total net revenue, for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	1,329,720	33.6	2,105,776	47.0	1,362,685	197,571	39.7
Post-origination services	670,440	16.9	174,255	3.9	204,336	29,626	5.9
Account management service	921,779	23.3	—	—	—	—	—
Insurance brokerage services	430,830	10.9	755,691	16.9	731,797	106,101	21.3
Financing services	59,658	1.5	524,840	11.7	278,783	40,420	8.1
Electronic commerce services	—	—	33,114	0.7	302,896	43,916	8.8
Others	549,535	13.8	884,253	19.8	554,123	80,339	16.2
Total net revenue	3,961,962	100.0	4,477,929	100.0	3,434,620	497,973	100.0

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

Under Topic 606, the transaction price of account management service is the management fee charged to investors monthly as the excess of actual return over the expected return. The service fees derived from investors using the automated investment tool are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. On December 31, 2020, we disposed of the online consumer lending platform targeting individual investors, and there has been no revenue from account management service since January 2021.

Transaction and service fees. We charged borrowers transaction fees for the work we performed through our platform in connecting borrowers with investors and for facilitating loan transactions, which are recognized as loan facilitation service and post-origination service revenue. The amount of the transaction fee charged is based upon the pricing and amount of the underlying loan. After we disposed of the online consumer lending platform targeting individual investors, we charge our institutional funding partners for technology-enabled borrower acquisition and facilitation services provided to them, which are recognized as revenues of loan facilitation services and post-origination services.

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

In 2020, 2021 and 2022, our weighted average transaction and service fee rate was 16.8%, 14.4% and 7.0%, respectively. The decrease in the weighted average transaction fee rate from 2020 to 2021 was primarily due to the decrease in the average term and transaction fee rate of the loans due to business transition. The decrease in the weighted average transaction fee rate from 2021 to 2022 was primarily due to the robust growth in small revolving loan products as a result of our business transition.

We have implemented and will continue to implement a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace.

Monthly management fees. We used to charge individual investors monthly management fee for using the automated investing tool and the self-directed investing tool, which was recognized as account management services revenue. The service fees charged to individual investors for the automated investing tool or self-directed investing tool were collected on a monthly basis through the investment period or on maturity of investment. On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we disposed of the online consumer lending platform targeting individual investors as the funding source.

Insurance brokerage commissions. We provide insurance brokerage services and sell various health and life insurance products and property and casualty insurance products on behalf of insurance companies, and we earn brokerage commissions determined as a percentage of premiums paid by the policy holder. We have identified our promise to sell insurance policies on behalf of an insurance company as the performance obligation in our contracts with the insurance companies. Our performance obligation to the insurance company is satisfied and commission revenue is recognized at the point in time when an insurance policy becomes effective. The terms for health and life insurance products sold by us are typically five and ten years. The insurance company pays the brokerage commission to us annually based on the underlying cash flows of the insurance policy.

Financing service fees. We charge borrowers and institution partners when we use our own capital to make loans through our licensed subsidiaries, including our leasing companies and microloan companies.

Electronic commerce services fees. We generate revenue from sales of products and services provided on our e-commerce channel and Yiren Select platform.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB111,550, RMB1,548 and RMB38 for the years ended December 31, 2020, 2021 and 2022, respectively)	1,905,095	40.8	1,553,344	48.7	573,974	83,218	29.2
Origination, servicing and other operating costs (including costs from related parties of RMB718,734, RMB354,985 and RMB350,311 for the years ended December 31, 2020, 2021 and 2022, respectively)	1,104,682	23.7	760,858	23.9	776,841	112,631	39.6
General and administrative (including expenses from related parties of RMB 192,934, RMB135,118 and RMB 100,636 for the years ended December 31, 2020, 2021 and 2022, respectively)	627,368	13.4	508,869	15.9	423,718	61,433	21.6
Provision for contingent liability	3,187	0.1	(2,629)	(0.1)	—	—	—
Allowance for contract assets, receivables and others	371,629	8.0	370,154	11.6	188,223	27,291	9.6
Loss of disposal	655,839	14.0	—	—	—	—	—
Total operating costs and expenses	4,667,800	100.0	3,190,596	100.0	1,962,756	284,573	100.0

Sales and marketing expenses. Sales and marketing expenses consist primarily of variable marketing expenses, including those related to borrower and wealth client acquisition and retention and general brand and awareness building. Our user acquisition expenses represent the primary costs that are associated with our loan facilitation services.

The following table presents the sales and marketing expenses allocated to each segment, both in absolute amount and as a percentage of total sales and marketing expenses, during the periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses:
Holistic wealth services	195,671	10.3	199,336	12.8	187,141	27,133	32.6
Consumer credit services	1,709,424	89.7	1,353,244	87.2	383,950	55,668	66.9
Others	—	—	765	0.0	2,883	417	0.5
Total operating costs and expenses	1,905,095	100.0	1,553,344	100.0	573,974	83,218	100.0

The sales and marketing expenses for each of our holistic wealth services and consumer credit services decreased from 2020 to 2022 primarily due to the optimization of our offline business and the improvement of our cost efficiency.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our subsidiaries incorporated in Hong Kong to us are not subject to any Hong Kong withholding tax.

China

Generally, our subsidiaries and the consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and the status was reaffirmed in 2021. Accordingly, it has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Yiren Hengsheng, one of our PRC subsidiaries, was qualified as a “software enterprise” in March 2021 and the status was reevaluated in 2022, and accordingly has been eligible for an exemption of enterprise income tax for 2020 and 2021 and a reduced enterprise income tax at the rate of 12.5% from 2022 through 2024. However, Yiren Hengsheng’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Yiren Hengsheng fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Hengyuda, one of our PRC subsidiaries, is eligible for a reduced enterprise income tax rate of 15% since 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, Hengyuda’s favorable tax treatment is subject to an annual filing requirement. Moreover, the relevant rules and policy initiatives may change, and favorable tax treatment under these rules are available only to companies meeting certain qualifications.

We are subject to VAT at a rate of 6% on the services we provide to borrowers and wealth clients, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue (including revenue from related parties of RMB145,442, RMB573,158 and RMB411,010 for the years ended December 31, 2020, 2021 and 2022, respectively) (1)	3,961,962	100.0	4,477,929	100.0	3,434,620	497,973	100.0
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB111,550, RMB1,548 and RMB38 for the years ended December 31, 2020, 2021 and 2022, respectively)	(1,905,095)	(48.1)	(1,553,344)	(34.7)	(573,974)	(83,218)	(16.7)
Origination, servicing and other operating costs (including costs from related parties of RMB718,734, RMB354,985 and RMB350,311 for the years ended December 31, 2020, 2021 and 2022, respectively)	(1,104,682)	(27.9)	(760,858)	(17.0)	(776,841)	(112,631)	(22.6)
General and administrative (including expenses from related parties of RMB192,934, RMB135,118 and RMB100,636 for the years ended December 31, 2020, 2021 and 2022, respectively)	(627,368)	(15.8)	(508,869)	(11.4)	(423,718)	(61,433)	(12.3)
Provision for contingent liability	(3,187)	(0.1)	2,629	0.1	—	—	—
Allowance for contract assets, receivables and others	(371,629)	(9.4)	(370,154)	(8.3)	(188,223)	(27,291)	(5.5)
Loss of disposal	(655,839)	(16.6)	—	—	—	—	—
Total operating costs and expenses	(4,667,800)	(117.8)	(3,190,596)	(71.3)	(1,962,756)	(284,573)	(57.1)
Interest (expense)/income, net	61,623	1.6	(73,383)	(1.6)	(26,302)	(3,813)	(0.8)
Fair value adjustments related to the Consolidated ABFE (2)	(143,988)	(3.6)	(37,442)	(0.8)	18,900	2,740	0.6
Other income, net	14,844	0.4	26,665	0.6	30,921	4,483	0.9
Total other (loss)/income, net	(67,521)	(1.7)	(84,160)	(1.8)	23,519	3,410	0.7
(Loss)/income before provision for	(773,359)	(19.5)	1,203,173	26.9	1,495,383	216,810	43.6
Income tax benefits/(expenses)	80,611	2.0	(170,189)	(3.8)	(300,512)	(43,570)	(8.8)
Net (loss)/income	(692,748)	(17.5)	1,032,984	23.1	1,194,871	173,240	34.8
(1)	Net revenue is broken down as follows:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	1,329,720	33.6	2,105,776	47.0	1,362,685	197,571	39.7
Post-origination services	670,440	16.9	174,255	3.9	204,336	29,626	5.9
Account management services	921,779	23.3	—	—	—	—	—
Insurance brokerage services	430,830	10.9	755,691	16.9	731,797	106,101	21.3
Financing services	59,658	1.5	524,840	11.7	278,783	40,420	8.1
Electronic commerce services	—	—	33,114	0.7	302,896	43,916	8.8
Others	549,535	13.8	884,253	19.8	554,123	80,339	16.2
Total net revenue	3,961,962	100.0	4,477,929	100.0	3,434,620	497,973	100.0

(2)	We consolidated certain trusts or Asset Backed Special Plan (“ABS plan”) as a whole, which we refer to in this annual report collectively as “Consolidated Assets Backed Financing Entities” or the “Consolidated ABFE.” For more information about the Consolidated ABFE, please see “Note 2—Summary of Significant Accounting Policies—Basis of consolidation” appearing in Item 18 of this Annual Report.

Segment Information

As a result of the acquisition of the Acquired Businesses under common control, we changed our internal organization structure and our reportable segments and currently have two reportable segments, namely Yiren Wealth (predecessor of “Yiren Select”) and Yiren Credit. Yiren Credit is our credit-tech platform that had the capability to provide individual borrowers and small business owners with a full spectrum of online and offline, multi-channel loan products, and since September 2020, loans provided on our credit-tech platform have been funded by institutional funding partners only. Yiren Wealth (predecessor of “Yiren Select”) was our wealth solution platform that specifically targeted the mass affluent population and provided them with comprehensive wealth solutions. In 2021, we launched an e-commerce channel and “Yiren Select” initiative to better address our users’ consumption needs by offering an array of products and services. We offer a wide variety of competitively priced products on our e-commerce channel across various categories including skin care and beauty, electronics and appliances and allow users to finance purchases through our loan products, while providing selected and customized non-financial products and services under our “Yiren Select” initiative. Therefore, we added an “others” reportable segment in 2021.

The table below provides a summary of our operating segment results for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net revenue:
Holistic wealth	1,432,364	1,260,513	1,171,992	169,923
Consumer credit	2,529,598	3,184,302	1,959,732	284,134
Others	—	33,114	302,896	43,916
Total net revenue	3,961,962	4,477,929	3,434,620	497,973
Operating costs and expenses:
Holistic wealth	(760,180)	(952,224)	(851,974)	(123,525)
Consumer credit	(3,703,031)	(2,130,221)	(878,375)	(127,352)
Others	—	(10,340)	(84,832)	(12,300)
(Loss)/income from operations:
Holistic wealth	672,184	308,289	320,018	46,398
Consumer credit	(1,173,433)	1,054,081	1,081,357	156,782
Others	—	22,774	218,064	31,616
Total segment (loss)/income from operations	(501,249)	1,385,144	1,619,439	234,796
Unallocated expenses	(204,589)	(97,811)	(147,575)	(21,396)
Other (expenses)/income	(67,521)	(84,160)	23,519	3,410
(Loss)/income before provision for income taxes	(773,359)	1,203,173	1,495,383	216,810

Set forth below is a breakdown of net revenue for each segment, both in absolute amount and as a percentage of total net revenue:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Consumer credit segment:
Loan facilitation services	1,329,720	33.6	2,105,776	47.0	1,362,685	197,571	39.7
Post-origination services	670,440	16.9	174,255	3.9	204,336	29,626	5.9
Financing services	59,658	1.5	524,840	11.7	278,783	40,420	8.1
Others	469,780	11.9	379,431	8.5	113,928	16,517	3.4
Subtotal	2,529,598	63.8	3,184,302	71.1	1,959,732	284,134	57.1
Holistic wealth segment:
Account management services	921,779	23.3	—	—	—	—	—
Insurance brokerage services	430,830	10.9	755,691	16.9	731,797	106,101	21.3
Others	79,755	2.0	504,822	11.3	440,195	63,822	12.8
Subtotal	1,432,364	36.2	1,260,513	28.2	1,171,992	169,923	34.1
Other segment:
Electronic commerce services	—	—	33,114	0.7	302,896	43,916	8.8
Subtotal	—	—	33,114	0.7	302,896	43,916	8.8
Total net revenue	3,961,962	100.0	4,477,929	100.0	3,434,620	497,973	100.0

Consumer Credit Segment

Revenue from our consumer credit segment decreased by 38.5% to RMB1,959.7 million (US$284.1 million) in 2022 from RMB3,184.3 million in 2021, primarily due to the decrease in the weighted average transaction fee rate of small revolving loan products as a result of our business transition. In particular, revenue from our loan facilitation services was RMB1,362.7 million (US$197.6 million) in 2022, representing a 35.3% decrease from RMB2,105.8 million in 2021. Revenue from financing services was RMB278.8 million (US$40.4 million) in 2022, representing a 46.9% decrease from RMB524.8 million in 2021. Revenue from others was RMB113.9 million (US$16.5 million), representing a 70% decrease from RMB379.4 million in 2021. The decreases were partially offset by an increase of 17.3% in revenue from post-origination services from RMB174.3 million to RMB204.3 million (US$29.6 million) in 2022.

Revenue from our consumer credit segment increased by 25.9% to RMB3,184.3 million in 2021 from RMB2,529.6 million in 2020, primarily driven by the growth in the volume of loans facilitated through our marketplace, which increased to RMB23,195.2 million in 2021 from RMB11,651.5 million in 2020. In particular, revenue from our loan facilitation services reached RMB2,105.8 million in 2021, representing a 58.4% increase from RMB1,329.7 million in 2020. Revenue from our financing services was RMB524.8 million in 2021, representing a 779.7% increase from RMB59.7 million in 2020. The overall growth in both loan volume and number of borrowers was due to our enhanced digital operating capabilities and improved servicing standards, as we expanded our products into more diversified consumption scenarios and effectively increased our customer base.

Holistic Wealth Segment

Revenue from our holistic wealth segment decreased by 7.0% from RMB1,260.5 million in 2021 to RMB1,172.0 million (US$169.9 million) in 2022, primarily due to a 12.8% decrease in revenue from others from RMB504.8 million in 2021 to RMB440.2 million (US$63.8 million) in 2022, and a 3.2% decrease in revenue from insurance brokerage services from RMB755.7 million in 2021 to RMB731.8 million (US$106.1 million) in 2022. The overall decrease in revenue from holistic wealth segment was primarily due to the change of product mix.

Revenue from our holistic wealth segment decreased by 12.0% from RMB1,432.4 million in 2020 to RMB1,260.5 million in 2021, primarily due to a 100% decrease in the revenue from our account management services from RMB921.8 million in 2020 to nil in 2021, partially offset by the increase in revenue from insurance brokerage services from RMB430.8 million in 2020 to RMB755.7 million in 2021. The decrease in the revenue from our holistic wealth segment was primarily due to the spinoff of our legacy business.

Other Segment

Revenue from our other segment increased by 814.7% from RMB33.1 million in 2021 to RMB302.9 million (US$43.9 million) in 2022, primarily due to the growth in our consumption-driven services.

All of our revenue was generated from the PRC and all of long-lived assets of us were located in the PRC. Depreciation and amortization expenses of consumer credit for the years ended December 31, 2020, 2021 and 2022 were RMB78.8 million, RMB29.2 million and RMB19.0 million (US$2.8 million), respectively. Depreciation and amortization expenses of holistic wealth for the years ended December 31, 2020, 2021 and 2022 were RMB1.9 million, RMB1.4 million and RMB1.8 million (US$0.3 million), respectively. Depreciation and amortization expenses of other segment for the years ended December 31, 2020, 2021 and 2022 were nil, nil and RMB0.7 million (US$0.1 million), respectively.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenue. Our net revenue decreased from RMB4,477.9 million in 2021 to RMB3,434.6 million (US$498.0 million) in 2022, primarily due to a 38.5% decrease in the revenue from our consumer credit services from RMB3,184.3 million in 2021 to RMB1,959.7 million (US$284.1 million) in 2022. The decrease in the revenue from our consumer credit services was primarily due to the decrease in the weighted average transaction fee rate of small revolving loan products as a result of our business transition. The revenue from our wealth solutions decreased by 7.0% from RMB1,260.5 million in 2021 to RMB 1,172.0 million (US$170.0 million) in 2022, primarily due to the change of product mix.

Operating costs and expenses. Our total operating costs and expenses decreased from RMB3,190.6 million in 2021 to RMB1,962.8 million (US$284.6 million) in 2022, primarily attributable to the decrease in sales and marketing expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB1,553.3 million in 2021 to RMB574.0 million (US$83.2 million) in 2022, primarily due to a 71.6% decrease in sales and marketing expenses for consumer credit services from RMB1,353.2 million in 2021 to RMB384.0 million (US$55.7 million) in 2022. The decrease was primarily due to the optimization of the Company’s offline business and the improvement of our cost efficiency. The sales and marketing expenses for wealth solutions also decreased by 6.1% from RMB199.3 million in 2021 to RMB187.1 million (US$27.1 million) in 2022. Our sales and marketing expenses as a percentage of our total revenues decreased from 34.7% to 16.7% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs remained stable, which slightly increased from RMB760.9 million in 2021 to RMB776.8 million (US$112.6 million) in 2022. Our origination, servicing and other operating costs as a percentage of our total revenues increased from 17.0% to 22.6% during the same period.

General and administrative expenses. Our general and administrative expenses decreased from RMB508.9 million in 2021 to RMB423.7 million (US$61.4 million) in 2022, primarily due to the optimization of our offline business and the overall improvement of cost efficiency. Our general and administrative expenses as a percentage of our total revenues increased from 11.4% to 12.3% during the same period.

Provision for contingent liability. Our provision for contingent liability was nil in 2022 as related business ceased.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others decreased from RMB370.2 million in 2021 to RMB188.2 million (US$27.3 million) in 2022, primarily due to the business structure transition and product mix optimization.

Interest income/(expense), net. Our interest expense, net decreased from expense of RMB73.4 million in 2021 to expense of RMB26.3 million (US$3.8 million) in 2022, primarily due to our repayment of secured borrowings.

Fair value adjustments related to the Consolidated ABFE. Our fair value adjustments increased from a fair value loss of RMB37.4 million in 2021 to a fair value gain of RMB18.9 million (US$2.7 million) in 2022, primarily due to actual profits being more than estimated when some trusts of Consolidated ABFE ceased.

Other income, net. Our other income, net increased from RMB26.7 million in 2021 to RMB30.9 million (US$4.5 million) in 2022, primarily due to tax preference and governmental incentives.

Income tax (expenses)/benefits. We recorded income tax expenses of RMB300.5 million (US$43.6 million) in 2022 compared to income tax expenses of RMB170.2 million in 2021, which was mainly due to the increase in taxable income as a result of business recovery post restructuring.

Net income/(loss). As a result of the foregoing, our net income increased from net income of RMB1,033.0 million in 2021 to net income of RMB1,194.9 million (US$173.2 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenue. Our net revenue increased from RMB3,962.0 million in 2020 to RMB4,477.9 million in 2021, primarily due to a 25.9% increase in the revenue from our consumer credit services from RMB2,529.6 million in 2020 to RMB3,184.3 million in 2021. The increase in the revenue from our consumer credit services was primarily due to the increase in the volume of loans facilitated through our marketplace, which increased from approximately RMB11,651.5 million in 2020 to RMB23,195.2 million in 2021. Both the number of borrowers and loan volume facilitated through our marketplace increased in 2021 driven by our enhanced digital operating capabilities and improved servicing standards, as we expand our products into more diversified consumption scenarios and effectively increase our customer base. The revenue from our wealth solutions decreased by 12.0% from RMB1,432.4 million in 2020 to RMB1,260.5 million in 2021, primarily due to the spinoff of our legacy business.

Operating costs and expenses. Our total operating costs and expenses decreased from RMB4,667.8 million in 2020 to RMB3,190.6 million in 2021, primarily attributable to the decrease in sales and marketing expenses, origination, servicing and other operating costs, and the one-time loss of disposal on business restructuring completed in 2020.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB1,905.1 million in 2020 to RMB1,553.3 million in 2021, primarily due to a 20.8% decrease in sales and marketing expenses for consumer credit services from RMB1,709.4 million in 2020 to RMB1,353.2 million in 2021. The decrease was primarily due to the optimization of cost structure. The sales and marketing expenses for wealth solutions increased by 1.9% from RMB195.7 million in 2020 to RMB199.3 million in 2021. Our sales and marketing expenses as a percentage of our total revenues decreased from 48.1% to 34.7% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs decreased from RMB1,104.7 million in 2020 to RMB760.9 million in 2021. Our origination, servicing and other operating costs as a percentage of our total revenues decreased from 27.9% to 17.0% during the same period, primarily attributable to the spinoff of our legacy business.

General and administrative expenses. Our general and administrative expenses decreased from RMB627.4 million in 2020 to RMB508.9 million in 2021. Our general and administrative expenses as a percentage of our total revenues decreased from 15.8% to 11.4% during the same period, primarily due to the optimization of our offline business and team structure.

Provision for contingent liability. Our provision for contingent liability decreased from RMB3.2 million in 2020 to negative RMB2.6 million in 2021, primarily due to actual losses being lower than estimated.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others decreased from RMB371.6 million in 2020 to RMB370.2 million in 2021, primarily due to the spinoff of our legacy business.

Interest income/(expense), net. Our interest income, net decreased from income of RMB61.6 million in 2020 to expense of RMB73.4 million in 2021, primarily due to an increase in secured borrowings.

Fair value adjustments related to the Consolidated ABFE. Our fair value adjustments increased from a fair value loss of RMB144.0 million in 2020 to a fair value loss of RMB37.4 million in 2021, primarily as the outstanding balance of loans under Consolidated ABFE decreased.

Other income, net. Our other income, net increased from RMB14.8 million in 2020 to RMB26.7 million in 2021, primarily due to tax preference and governmental incentives.

Income tax (expenses)/benefits. We recorded income tax expenses of RMB170.2 million in 2021 compared to income tax benefits of RMB80.6 million in 2020, which was mainly due to the increase in taxable income as a result of business recovery post restructuring.

Net income/(loss). As a result of the foregoing, our net income increased from net loss of RMB692.7 million in 2020 to net income of RMB1,033.0 million in 2021.

Discussion of Certain Balance Sheet Items

The following selected consolidated balance sheet as of December 31, 2021 and 2022 has been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated balance sheet as of December 31, 2020 has been derived from our audited consolidated financial statements not included in this annual report:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Assets:
Cash and cash equivalents	2,469,909	2,864,543	4,271,899	619,367
Restricted cash	237,239	80,800	88,796	12,874
Contract assets, net (net of allowance of RMB467,306, RMB350,686 and RMB153,435 as of December 31, 2020, 2021 and 2022, respectively)	750,174	1,105,905	626,739	90,869
Prepaid expenses and other assets	278,591	352,015	321,411	46,600
Loans at fair value	192,156	73,734	54,049	7,836
Financing receivables (net of allowance of RMB32,975, RMB65,489 and RMB40,735 as of December 31, 2020, 2021 and 2022, respectively)	1,253,494	1,697,962	514,388	74,579
Available-for-sale investments	175,515	177,360	972,738	141,034
Total assets	6,702,253	7,739,440	8,536,095	1,237,617
Liabilities:
Payable to investors at fair value	52,623	50,686	—	—
Accrued expenses and other liabilities	1,208,915	1,182,783	1,315,006	190,658
Secured borrowings	500,500	1,028,600	767,900	111,335
Refund liabilities	10,845	5,732	—	—
Total liabilities	2,924,589	2,918,008	2,505,282	363,231
Total (deficit)/equity	3,777,664	4,821,432	6,030,813	874,386
Total liabilities and equity	6,702,253	7,739,440	8,536,095	1,237,617

Cash and Cash Equivalents

Our cash and cash equivalents increased by 16.0% from RMB2,469.9 million as of December 31, 2020 to RMB2,864.5 million as of December 31, 2021, primarily due to continuing improvement of cash management.

Our cash and cash equivalents increased by 49.1% from RMB2,864.5 million as of December 31, 2021 to RMB4,271.9 million (US$619.4 million) as of December 31, 2022, primarily due to the strong growth of our consumer loan business post the restructuring and overall improvement of our cost efficiency.

Restricted Cash

Restricted cash represented cash held by the Consolidated ABFE through segregated bank accounts which is not available to fund our general liquidity needs and guarantee deposits in a restricted bank account. The following table sets forth a breakdown of our restricted cash as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Restricted cash:
Consolidated ABFE	213,033	56,678	88,796	12,874
Guarantee deposit	24,206	24,122	—	—
Total restricted cash	237,239	80,800	88,796	12,874

Restricted cash decreased by 65.9% from RMB237.2 million as of December 31, 2020 to RMB80.8 million as of December 31, 2021, primarily due to the termination of our direct investments in trusts in 2021.

Restricted cash increased by 9.9% from RMB80.8 million as of December 31, 2021 to RMB88.8 million (US$12.9 million) as of December 31, 2022, primarily due to new investments in trusts in 2022.

Contract Assets, Net

Contract assets increased by 47.4% from RMB750.2 million, net of allowance of RMB467.3 million as of December 31, 2020 to RMB1,105.9 million, net of allowance of RMB350.7 million as of December 31, 2021, primarily due to the loans facilitated in 2021.

Contract assets decreased by 43.3% from RMB1,105.9 million, net of allowance of RMB350.7 million as of December 31, 2021 to RMB626.8 million (US$90.9 million), net of allowance of RMB153.4 million (US$22.2 million) as of December 31, 2022, primarily due to the decrease in the weighted average transaction fee rate of small revolving loan facilitated in 2022.

Prepaid Expenses and Other Assets

The following table sets forth a breakdown of our prepaid expenses and other assets as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Prepaid Expenses and Other Assets:
Funds receivable from external payment network providers	105,741	82,976	46,141	6,690
Funds receivable for disposal of financing receivables	123	65	62,444	9,054
Prepaid expenses	34,789	35,618	4,976	721
Receivable from Tianda Xinan (Beijing) Guarantee Co., Ltd.	24,851	—	—	—
Deposits	54,298	213,852	162,885	23,616
Guarantee receivable	20,244	6,015	3,021	438
Interest receivable	14,660	697	9,537	1,383
Others	23,885	12,792	32,407	4,698
Total prepaid expenses and other assets	278,591	352,015	321,411	46,600

Prepaid expenses and other assets increased by 26.4% from RMB278.6 million as of December 31, 2020 to RMB352.0 million as of December 31, 2021, primarily due to the increase in deposits for business cooperation.

Prepaid expenses and other assets decreased by 8.7% from RMB352.0 million as of December 31, 2021 to RMB321.4 million (US$46.6 million) as of December 31, 2022, primarily due to the decrease in deposits for business cooperation.

Loans at Fair Value

Loans at fair value represented the fair value of loans invested by the Consolidated ABFE, which decreased by 61.6% from RMB192.2 million as of December 31, 2020 to RMB73.7 million as of December 31, 2021, and decreased by 26.7% to RMB54.0 million (US$7.8 million) as of December 31, 2022, primarily due to the decrease in the balance of loans invested by the Consolidated ABFE.

Financing receivables

Financing receivables represented loans issued by Yichuang Micro-lending and lease receivables arising from direct financing leases issued by Yichuang Financial Leasing.

Financing receivables increased by 35.5% from RMB1,253.5 million, net of allowance of RMB33.0 million as of December 31, 2020 to RMB1,698.0 million, net of allowance of RMB65.5 million as of December 31, 2021, primarily due to the steady growth of financing leases business.

Financing receivables decreased by 69.7% from RMB1,698.0 million, net of allowance of RMB65.5 million as of December 31, 2021 to RMB514.4 million (US$74.6 million), net of allowance of RMB40.7 million (US$5.9 million) as of December 31, 2022, primarily because we discontinued secured loan facilitation in 2022.

Available-for-sale Investments

Available-for-sale investments primarily included debt securities which can be redeemed on a T+1 basis or upon maturity. Available-for-sale investments slightly increased from RMB175.5 million as of December 31, 2020 to RMB177.4 million as of December 31, 2021, and further increased to RMB972.7 million (US$141.0 million) as of December 31, 2022, primarily due to the increase of cash in 2022.

Payable to Investors at Fair Value

Payable to investors at fair value represented the amount payable by the Consolidated ABFE to its investors, which decreased from RMB52.6 million as of December 31, 2020 to RMB50.7 million as of December 31, 2021, and further to nil as of December 31, 2022, primarily due to principal payments to the Consolidated ABFE in 2022.

Accrued Expenses and Other Liabilities

The following table sets forth a breakdown of our accrued expenses and other liabilities as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Accrued Expenses and Other Liabilities:
Accrued payroll and welfare	668,197	538,910	403,104	58,445
Tax payable	194,406	250,445	562,839	81,604
Funds collected on behalf of third-party guarantee companies	27,925	20,048	18,766	2,721
Accrued customer incentives	54,703	25,967	5,024	728
Accrued advertisement expenses	15,467	77,205	58,707	8,512
Payable to investors	110,227	124,147	147,864	21,438
Guarantee liabilities	42,229	42,934	51,766	7,505
Others	95,761	103,127	66,936	9,705
Total accrued expenses and other liabilities	1,208,915	1,182,783	1,315,006	190,658

Accrued expenses and other liabilities decreased from RMB1,208.9 million as of December 31, 2020 to RMB1,182.8 million as of December 31, 2021, primarily due to (i) the decrease in accrued payroll and welfare as a result of a decrease in the number of our personnel and (ii) the increase in tax payable and accrued advertisement expense as a result of business growth.

Accrued expenses and other liabilities increased from RMB1,182.8 million as of December 31, 2021 to RMB1,315.0 million (US$190.7 million) as of December 31, 2022, primarily due to the increase in tax payable as a result of profit growth in 2022.

Secured borrowings

Secured borrowings were primarily generated from several financing arrangements of Yichuang Financial Leasing, with a principal amount of RMB541.6 million and nil during the years of 2021 and 2022, respectively. It increased from RMB500.5 million as of December 31, 2020 to RMB1,028.6 million as of December 31, 2021, which was primarily due to the growth of external borrowings. Our secured borrowings decreased to RMB767.9 million (US$111.3 million) as of December 31, 2022 primarily as we repaid secured borrowings. Apart from that, an addition of RMB334.8 million and RMB195.8 million (US$28.4 million) were recorded in “amount due to related parties” on the consolidated balance sheets as of December 31, 2021 and 2022, respectively.

Refund liabilities

Refund liabilities represented the transaction fees which have been received but were expected to be refunded, which decreased from RMB10.8 million as of December 31, 2020 to RMB5.7 million as of December 31, 2021, and further to nil as of December 31, 2022, primarily due to the net payout of refunds.

Off-Balance Sheet Arrangements

On December 31, 2020, we consummated a business restructuring with CreditEase and had disposed of the Disposed Business. In connection with the business restructuring, we are no longer engaged in online lending information intermediary business. CreditEase takes over the investor protection program and is responsible to ensure the winding-down of the outstanding loan collection activities relating to the Disposed Business in an orderly manner in accordance with the related rules and regulations.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities, proceeds from the issuance and sale of our shares, and proceeds from loans borrowed from third parties. In December 2015, we completed our initial public offering in which we issued and sold an aggregate of 7,500,000 ADSs, representing 15,000,000 ordinary shares, resulting in net proceeds to us of approximately US$64.9 million. Concurrently with our initial public offering, we sold 2,000,000 ordinary shares to Baidu Hong Kong in a private placement, resulting in net proceeds to us of approximately US$9.0 million. As of December 31, 2022, we had cash and cash equivalents of approximately RMB4,271.9 million (US$619.4 million), as compared to cash and cash equivalents of approximately RMB2,864.5 million as of December 31, 2021.

As of December 31, 2022, we had restricted cash of approximately RMB88.8 million (US$12.9 million), as compared to RMB80.8 million as of December 31, 2021. The increase in restricted cash was mainly due to our new investments in trusts. As of December 31, 2022, the restricted cash represented the cash held by the remaining Consolidated ABFE.

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

Our accounts receivable primarily include the commission receivable from insurance brokerage service and service fees receivable from industry partners. As of December 31, 2020, 2021 and 2022, we had accounts receivable of RMB122.7 million, RMB305.0 million and RMB221.0 million (US$32.0 million), respectively. The increase in our accounts receivable from 2020 to 2021 was primarily due to the increase in service fees receivable from industry partners and commission receivable from insurance brokerage service. The decrease in our accounts receivable from 2021 to 2022 was primarily due to collections of commission receivables. As of December 31, 2022, we had RMB152.1 million (US$22.1 million) in service fees receivable from industry partners and RMB68.8 million (US$10.0 million) in commission receivable from insurance brokerage service.

Our prepaid expenses and other assets primarily include funds receivable from external payment networks, funds receivable for disposal of financing receivables and deposits, and our accrued expenses and other liabilities include primarily accrued payroll and welfare, tax payable and payable to investors.

Although we consolidated the results of operations of Yiren Wealth and CreditEase Puhui, the consolidated variable interest entities, we only have access to the cash balances and the future earnings of Yiren Wealth and CreditEase Puhui through our contractual arrangements with them. See “Item 4. Information on the Company—A. History and Development of Our Company.” In addition, although we consolidate the cash flow of the Consolidated ABFE into our cash flow, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs. For more information about the Consolidated ABFE, please see “Note 2—Summary of Significant Accounting Policies—Basis of Consolidation” appearing in Item 18 of this Annual Report. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure” below.

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be filed for record with MOFCOM or its local counterparts; and
●	loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits, must be registered with SAFE or its local branches and must be registered with the NDRC if the term of such loan is more than one year.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	282,028	158,192	1,849,430	268,142
Net cash (used in)/provided investing activities	(1,796,663)	(346,507)	52,559	7,620
Net cash provided by/(used in) financing activities	955,448	427,446	(489,123)	(70,916)
Effect of foreign exchange rate changes	(2,807)	(936)	2,486	360
Net (decrease)/increase in cash, cash equivalents and restricted cash	(561,994)	238,195	1,415,352	205,206
Cash, cash equivalents and restricted cash, beginning of year	3,269,142	2,707,148	2,945,343	427,035
Cash, cash equivalents and restricted cash, end of year	2,707,148	2,945,343	4,360,695	632,241

Operating Activities

Net cash generated provided by operating activities was RMB1,849.4 million (US$268.1 million) in 2022. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including allowance for contract assets, receivables and others of RMB188.2 million (US$27.3 million), and certain working capital items, including a decrease in contract assets of RMB369.1 million (US$53.5 million) and an increase in accrued expenses and other liabilities of RMB109.8 million (US$15.9 million), partially offset by an increase in deferred tax assets or liabilities of RMB109.6 million (US$15.9 million).

Net cash generated provided by operating activities was RMB158.2 million in 2021. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including allowance for contract assets, receivables and others of RMB370.2 million, partially offset by changes in certain working capital items, including an increase in contract assets of RMB668.2 million, and a decrease in amounts related to related parties of RMB437.8 million.

Net cash generated provided by operating activities was RMB282.0 million in 2020. The difference between our net loss and our net cash provided by operating activities was primarily attributable to certain non-cash items, including loss of disposal of RMB655.8 million related to Hengcheng, allowance for contract assets, receivables and others of RMB371.6 million and amortization of right-of-use assets of RMB235.7 million, and certain working capital items, including a decrease in contract assets of RMB817.5 million, partially offset by a decrease in refund liabilities of RMB627.9 million, a decrease in accrued expenses and other liabilities of RMB458.0 million and a decrease in deferred revenue of RMB246.3 million.

Investing Activities

Net cash provided by investing activities was RMB52.6 million (US$7.6 million) in 2022, which was primarily attributable to repayments of financing receivables, partially offset by net outflow for available-for-sale investments.

Net cash used in investing activities was RMB346.5 million in 2021, which was primarily attributable to origination of financing receivables, partially offset by repayments of financing receivables.

Net cash used in investing activities was RMB1,796.7 million in 2020, which was primarily attributable to disposal of subsidiaries under common control, net of cash disposed, investment in financing receivables, purchase of available-for-sale investments, partially offset by proceeds from disposal of available-for-sale investments, and collection of principal of loans to third parties.

Financing Activities

Net cash used in financing activities was RMB489.1 million (US$70.9 million) in 2022, which was mainly attributable to principal payments of loans from related parties and third parties.

Net cash provided by financing activities was RMB427.4 million in 2021, which was mainly attributable to RMB575.9 million of loan from third parties.

Net cash provided by financing activities was RMB955.4 million in 2020, which was mainly attributable to RMB500.5 million of loans from external parties, RMB361.5 million of loans from related parties and RMB174.0 million of external contribution to our Consolidated ABFE, partially offset by RMB47.0 million of acquisition of subsidiaries under common control.

Capital Expenditures

We made capital expenditures of RMB13.7 million, RMB9.4 million and RMB0.9 million (US$0.1 million) in 2020, 2021 and 2022, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. We will continue to make capital expenditures to meet the requirements of our business operations.

Holding Company Structure

Yiren Digital Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities in China. As a result, Yiren Digital Ltd.’s ability to pay dividends depends upon dividends paid by YouRace Hengchuang and Hengyuda, our PRC subsidiaries, and Yiren Wealth and CreditEase Puhui, the consolidated variable interest entities. If our existing PRC subsidiaries or any newly formed ones incur debts on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends to us. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital and may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

As of December 31, 2022
RMB in thousands
2023	17,945
2024	16,304
2025	2,253
2026 and thereafter	—
Total accrued expenses and other liabilities	36,502

Our operating lease obligations relate to our leases of office premises. We lease our principal office premises under a non-cancelable operating lease with an expiration date in December 2024. Rental expenses under operating leases for 2020, 2021 and 2022 were RMB245.7 million, RMB103.3 million and RMB27.9 million (US$4.0 million), respectively.

Payables to investors related to the Consolidated ABFE have been excluded from the table above. We will make such payments to the investors related to the Consolidated ABFE if and when we receive the related loan payments from borrowers. We do not have any contractual obligations to make such payments out of our own liquidity resources.

We also have obligations relate to secured borrowings. In 2020 and 2021, Yichuang Financial Leasing entered into several financing arrangements, with a principal amount of RMB862.0 million and RMB541.6 million, respectively. According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right of certain financial receivables totaling RMB909.1 million and RMB550.0 million, respectively, with remaining lease terms ranging from one to three years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right of financial receivables did not constitute a real asset transformation under the PRC law, the proceeds from the external creditors were considered as secured borrowings. Our secured borrowings have maturities ranging from one to three years. As of December 31, 2022, we recorded secured borrowings of RMB767.9 million (US$111.3 million) and amount due to related parties of RMB195.8 million (US$28.4 million) on our consolidated balance sheets as of December 31, 2022.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

C.Product Development

We had a dedicated product development team consisting of 19 full-time employees as of December 31, 2022. This team is responsible for developing and implementing new consumer finance products to introduce on to our marketplace.

We constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our borrowers and wealth clients. From the credit-tech business perspective, we will continue to develop tailored credit products to meet their specific needs. As our marketplace continues to grow, we have been expanding our ability to offer risk-based loan pricing. For example, we have been offering lower-priced loan products and constantly adjust loan pricing as we continue to shift towards higher-quality customer segment in response to regulatory directives. Another example, as we continue to increase the diversity of product offerings and enhance synergies between business lines, we will offer more customized SME revolving loan products with more flexible ticket size and pricing.

In terms of holistic wealth business, we continue to focus on insurance product innovation and customization as we expand our client pool and external partners. For example, we have been working with different corporate partners who have considerable customer bases and provide insurance products tailor made for those customer groups based on their particular profiles and needs. Moreover, we are closely observing the domestic and overseas markets and constantly introduce new insurance products which bear a low penetration rate and high growth potential, such as overseas construction insurance products.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

While our significant accounting policies are described in more detail in “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements appearing in Item 18 of this Annual Report, we believe the following critical accounting estimates used in the preparation of our consolidated financial statements require the most difficult, subjective and complex judgments and estimates and have had, or are reasonably likely to have a material impact on our financial condition or results of operations.

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

We do not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available. As a result, the estimation of standalone selling price involves significant judgments. We use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors. However, for post-origination services, given the main services are about loan collecting and cash processing, we can refer to other companies performing the same services, therefore a direct observable standalone selling price for similar services in the market is available. We estimate the standalone selling prices of loan facilitation services and post-facilitation services based on historical cost data adjusted by current service patterns such as tenure, which could change with the evolvement of our product mix. There has been no material change to the allocation ratio between the two performance obligations during the year ended December 31, 2022.

The transaction price includes variable consideration in the form of prepayment risk of the borrowers, and we estimate variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. A decrease in the amount of loans to be repaid in advance or an increase in tenure of early repayment would result in a greater amount of total transaction price than initially expected and vice versa. If the estimate of the prepayment rates suffers 0.5 percentage point increase/decrease, it would result in a decrease of RMB12.4 million (US$1.8 million) and an increase of RMB12.4 million (US$1.8 million) for revenue recognized for the year ended December 31, 2022.

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

As of December 31, 2022, allowance for contract assets is RMB153.4 million (US$22.2 million). If the estimate of the net cumulative expected loss rates suffers 0.5 percentage point increase/decrease, it would result in an increase of RMB11.3 million (US$1.6 million) and a decrease of RMB11.2 million (US$1.6 million) for allowance for contract assets.

Item 6.        Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers*	Age	Position/Title
Ning Tang	49	Executive Chairman and Chief Executive Officer
Tina Ju	58	Director
Qing Li	46	Director
Jingsheng Huang	65	Director
Sam Hanhui Sun	50	Independent Director
Hao Li	44	Independent Director
Hiu Fung Vincent Pang	53	Independent Director
Na Mei	42	Chief Financial Officer
George Liu	60	Chief Risk Officer
*	We also have a non-voting observer on our board of directors, Mr. Kwok King Kingsley Chan, a managing director at Morgan Stanley Private Equity Asia.

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

Mr. Jingsheng Huang has served as our director since December 17, 2015. Mr. Huang is a Senior Advisor to CreditEase on impact and private equity investment since January 1, 2020. Prior to that, he was the managing executive director at Harvard Center Shanghai. Mr. Huang has also served as an independent non-executive director and from September 2022 as Non-executive Chairman of the Board of SOHO China, a company listed on the Hong Kong Stock Exchange, since September 2022, and previously, an independent non-executive director of SOHO China since August 2018. Mr. Huang has served as a non-executive director of Gushengtang, a company listed on the Hong Kong Stock Exchange, since July 2021. Prior to that, he was a partner of TPG Growth and RMB Funds based in Shanghai, China. Before joining TPG, he was a managing director at Bain Capital LLC, where he set up and ran its Shanghai operations. Prior to that, Mr. Huang served multiple positions in the investment industry, including managing director in China at SOFTBANK Asia Infrastructure Fund, partner at SUNeVision Ventures and senior manager of strategic investment at Intel Capital. Before starting his investment career, Mr. Huang was the director of research operations at Gartner Group, a cofounder and vice president of marketing at Mtone Wireless and an English lecturer at Communication University of China. Before joining Harvard, Mr. Huang served as a member of the board of China Venture Capital Association and a deputy chairman of Shanghai Private Equity Association. Mr. Huang served as an independent director of Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange, until June 2019. Mr. Huang received an M.B.A degree from Harvard Business School, an M.A. from Stanford University and a B.A. from Beijing Foreign Studies University.

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

Mr. Hao Li has served as our director since January 1, 2020. Mr. Li is the founder and chairman of the board of CTG Group, a human resource services provider in China. As a well-regarded business pioneer, Mr. Li founded CTG Group in his early twenties in 2003 and developed the company into an industry giant that has served over 25,000 corporate clients covering 500 cities over the past 16 years. Mr. Li also established Anhui Ensan Charitable Foundation in 2013. Mr. Li is also the executive director of World Chinese Merchants Union Association and the vice president of Asia Pacific Chinese Entrepreneurial Leaders Association. During the past two decades, Mr. Li has been granted various of awards, including “Most Innovative Chinese Business Leader in Asia Pacific,” “Top 10 Outstanding Figures in China’s HR Industry,” “Top 10 Innovator for China’s New Economy,” etc. Mr. Li received his bachelor’s degree from Beijing Institution of Technology and an E.M.B.A. degree from China Europe International Business School.

Mr. Hiu Fung Vincent Pang has served as our director since November 22, 2022. Mr. Pang has over 30 years of experience in auditing, consulting and taxation. He served as a partner at KPMG Advisory (China) Limited for over 15 years until his retirement in December 2021, during which he served as the partner in charge of Northern China Tax department of KPMG Advisory (China) Limited from 2017 to 2020. Previously, Mr. Pang held various positions at Deloitte Beijing, Beijing Zhonggongxin Certified Public Accountants Co., Ltd., PricewaterhouseCoopers Beijing, KPMG Vancouver and Dyke & Howard Vancouver. Mr. Pang received a degree of Bachelor of Commerce from McGill University in Canada in 1991. Mr. Pang is also a Canadian Chartered Accountant.

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

In 2022, we paid an aggregate of approximately RMB6.0 million (US$0.9 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For information regarding the share-based incentive awards that we have granted to our officers and directors, please refer to “—Share Incentive Plans.”

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

Share Incentive Plans

We have adopted three share incentive plans, namely, the 2015 Share Incentive Plan, 2017 Share Incentive Plan, and 2020 Share Incentive Plan, which allow us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. These three plans are referred to as the 2015 Plan, 2017 Plan and 2020 Plan, respectively. Pursuant to the 2015 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2015 Plan is 3,939,100 ordinary shares. As of March 31, 2023, there was no restricted share unit outstanding under the 2015 Plan. Pursuant to the 2017 Plan, the maximum aggregate number of shares which may be issued is 6,060,900. As of March 31, 2023, 17,182 restricted share units were outstanding under the 2017 Plan. Pursuant to the 2020 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2020 Plan is 18,560,000 ordinary shares. As of March 31, 2023, 3,332,246 restricted share units were outstanding under the 2020 Plan.

The following table summarizes, as of March 31, 2023, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under our 2015 Plan, 2017 Plan and 2020 Plan:

Ordinary Shares
Underlying Restricted
Name	Share Units	Grant Date
Jingsheng Huang	*	July 1, 2019
Sam Hanhui Sun	*	July 1, 2019 and 2022 and June 30, 2020 and 2021
Hao Li	*	June 30, 2020 and 2021 and July 1, 2022
Na Mei	*	June 30, 2020 and 2021 and July 1, 2022
George Liu	*	December 31, 2020
Other Individuals as a Group	*	July 1, 2018, 2019 and 2022 and June 30, 2020 and 2021 and December 31, 2020 and January 1, 2022 and 2023
*	Less than 1% of our total outstanding ordinary shares.

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

Audit Committee. Our audit committee consists of Sam Hanhui Sun, Hiu Fung Vincent Pang and Hao Li. Sam Hanhui Sun is the chairman of our audit committee. We have determined that Sam Hanhui Sun, Hiu Fung Vincent Pang and Hao Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Sam Hanhui Sun, Hiu Fung Vincent Pang and Hao Li. Sam Hanhui Sun is the chairman of our compensation committee. We have determined that Sam Hanhui Sun, Hiu Fung Vincent Pang and Hao Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Hiu Fung Vincent Pang, Sam Hanhui Sun and Hao Li. Hiu Fung Vincent Pang is the chairman of our nominating and corporate governance committee. Hiu Fung Vincent Pang, Sam Hanhui Sun and Hao Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

As of December 31, 2020, 2021 and 2022, we had a total of 13,728, 3,797 and 1,064 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2022 by function:

	Number of
	Employees	% of Total
Function
Sales and Marketing	900	84.7
Operations	11	1.0
Technology	17	1.6
Risk Management	92	8.6
General and Administrative	25	2.3
Product Development	19	1.8
Total	1,064	100.0

As of December 31, 2022, all of our employees are based in China.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 177,225,898 ordinary shares outstanding as of March 31, 2023.

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

Ordinary Shares Beneficially
Owned as of March 31, 2023
	Number	%†
Directors and Executive Officers**:
Ning Tang(1)	62,244,893	35.1
Tina Ju(2)	—	—
Qing Li	*	*
Jingsheng Huang	*	*
Sam Hanhui Sun	*	*
Hao Li	*	*
Hiu Fung Vincent Pang	—	—
Na Mei	*	*
George Liu	—	—
All Directors and Executive Officers as a Group	62,506,721	35.3
Principal Shareholders:
CreditEase Holdings (Cayman) Limited(3)	143,421,412	80.9
*	Less than 1% of our total outstanding shares.
**

Except for Ms. Tina Ju, Mr. Qing Li, Mr. Jingsheng Huang, Mr. Sam Hanhui Sun, Mr. Hao Li, Mr. Hiu Fung Vincent Pang and Mr. George Liu, the business address of our directors and executive officers is 28/F, China Merchants Bureau Building, 118 Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China. The business address of Ms. Tina Ju is Level 19, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The business address of Mr. Qing Li is 23 Coniston Ct, Princeton, NJ 08540, USA. The business address of Mr. Jingsheng Huang is 505 Winchester St, Newton, MA 02461, USA. The business address of Mr. Sam Hanhui Sun is 64 Dong-gong Street, Dongcheng District, Beijing 100009, People’s Republic of China. The business address of Mr. Hao Li is Building G2, No. 56 Jianguo Road, Chaoyang District, Beijing 100022, the People’s Republic of China. The business address of Mr. Hiu Fung Vincent Pang is 502, Building 3, Park 1872, Balizhuangbeili, Chaoyang District, Beijing 100025, the People’s Republic of China. The business address of Mr. George Liu is 1912 Liesfeld Pky, Glen Allen, VA 23060, USA.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2023. The total number of ordinary shares outstanding as of March 31, 2023 is 177,225,898.

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

As of March 31, 2023, 31,805,539 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 17.9% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

The master transaction agreement also contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement of which the prospectus for our initial public offering forms a part, including in connection with the activities to implement our initial public offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

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

Share Subscription Agreement

On March 25, 2019, we entered into a share subscription agreement with CreditEase. Pursuant to the share subscription agreement, CreditEase transferred to our company certain of its businesses, including online holistic wealth targeting the mass affluent, unsecured and secured consumer lending, SME lending, and other related services or businesses. At the closing of this transaction on July 10, 2019, we issued 61,981,412 ordinary shares to CreditEase and paid CreditEase RMB258.9 million in cash with the remaining cash consideration of RMB2,626.7 million to be paid by installments afterwards with each payment contingent upon the acquired businesses achieving certain pre-agreed performance targets. We had made a total amount of RMB1,410 million of contingency payments to CreditEase before CreditEase waived the remaining RMB1,217 million contingency payments in December 2019.

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

CreditEase agrees not to compete with us during the non-competition period in any of the following business or any business that is of the same nature as the following business, in each case unless as may otherwise be approved in writing by the audit committee of the board of directors of Yiren Digital:

(i)	the online holistic wealth business targeting the mass affluent (which refers to individuals with RMB1,000,000 to RMB10,000,000 investable financial assets), unsecured and secured consumer lending, financial leasing, small and medium enterprise (SME) lending and other related services and businesses, conducted by Yiren Digital and its subsidiaries and the consolidated variable interest entities anywhere in the world, and
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

Transactions with CreditEase Affiliated Entities

Prior to our establishment, our online consumer finance marketplace business was carried out by various subsidiaries and the consolidated variable interest entities of CreditEase, which provided us with origination and servicing, sales and marketing and general and administrative services. Since we completed our carve-out from CreditEase and became a stand-alone company in March 2015, affiliates of CreditEase have continued to provide certain supporting services to us. Expenses of services provided by CreditEase’s affiliates were recorded as service expenses charged by related parties in 2020, 2021 and 2022 based on various agreements that we entered into with relevant affiliates of CreditEase.

As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network.

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2020, 2021 and 2022 is as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Customers acquisition and referral services	387,843	281,633	216,958	31,456
System support services	164,671	135,118	100,635	14,591
Credit assessment services	8,022	56,957	110,566	16,031
Collection services	421,726	17,943	22,735	3,296
Other services	40,956	—	91	13
Total costs and expenses	1,023,218	491,651	450,985	65,387

Revenue derived from services provided by us to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2020, 2021 and 2022 is recorded as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Customers acquisition and referral services	138,438	442,570	409,688	59,399
Technical services	—	85,832	—	—
Post-loan management services	—	44,586	—	—
Other services	7,004	170	1,322	192
Total revenue	145,442	573,158	411,010	59,591

For the years ended December 31, 2020, 2021 and 2022, we provided loans to CreditEase, its subsidiaries and affiliates with an amount of nil, nil and RMB200.0 million (US$29.0 million), respectively. Nil, nil and nil were repaid to us for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, CreditEase, its subsidiaries and affiliates provided loans to us with an amount of RMB361.5 million, RMB2.6 million and nil, respectively. Nil, RMB29.3 million and RMB182.0 million (US$26.4 million) were repaid by us for the years ended December 31, 2020, 2021 and 2022, respectively.

Contractual Arrangements with the Consolidated Variable Interest Entities and Their Respective Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among YouRace Hengchuang and Hengyuda, our PRC subsidiaries, Yiren Wealth and CreditEase Puhui, the consolidated variable interest entities, and the shareholders of Yiren Wealth and CreditEase Puhui. We also operated relevant business through contractual arrangements among YouRace Hengchuang, Hengcheng and the shareholders of Hengcheng, which had been terminated on December 31, 2020. We used to have contractual arrangements among YouRace Hengchuang, Tianjin Linyang and the shareholders of Tianjin Linyang, and such contractual arrangements were terminated on December 5, 2022. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities.”

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

The following summary of the principal Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

Material United States Federal Income Tax Considerations

The following discussion is a summary of material United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law as contained in the Code, Treasury Regulations, and relevant judicial decisions and administrative guidance, all as of the date hereof, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the United States Internal Revenue Service (the “IRS”), or opinions of counsel have been sought in connection with the matters discussed herein. There can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules such as certain financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, United States expatriates, S corporations, partnerships or other pass-through entities (or arrangements treated as a partnership) for United States federal tax purposes and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations), persons who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), persons holding their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, certain former U.S. citizens or long term residents of the United States, corporations that accumulate income to avoid United States federal income tax, persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation, persons holding their ADSs or ordinary shares in connection with a trade or business, permanent establishment or fixed base outside the United States, or persons that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion relates only to United States federal income taxes and does not address any other taxes, including but not limited to, non-United States taxes, alternative minimum tax, state, or local tax considerations, the special tax accounting rules under Section 451(b) of the Code, the United States federal non-income tax considerations, including estate or gift tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Rules

In general, a non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, for any particular taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of its gross income for such year consists of certain types of passive income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock for determining whether we are a PFIC in any taxable year.

Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon our analysis of the nature and composition of our income and assets, the value of our assets (in particular the retention of a substantial amount of cash), activities and market capitalization, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our United States counsel expresses no opinion with respect to our PFIC status for any taxable year. Furthermore, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. No ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC by that holder for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares even if we cease to meet the threshold requirements for PFIC status, unless a U.S. holder makes a taxable “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, the U.S. holder will be deemed to have sold the ADSs or ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the U.S. holder’s ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently again become a PFIC.

If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale, exchange or other taxable disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect to ordinary income applicable to the U.S. holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also classified as a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment described above. “Marketable stock” is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs are listed on the NYSE, which is a qualified exchange for these purposes. The ADSs will be marketable stock as long as they remain listed on a qualified exchange, such the NYSE, and are regularly traded. However, we can provide no assurances that our ADSs will continue to be listed on a qualified exchange or will be regularly traded. Once made, the election cannot be revoked without the consent of the IRS, unless the ADSs cease to be marketable.

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

THE RULES DEALING WITH PFICS AND WITH MARK-TO-MARKET ELECTIONS ARE VERY COMPLEX AND ARE AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, INCLUDING OUR OWNERSHIP OF ANY NON-UNITED STATES SUBSIDIARIES. AS A RESULT, U.S. HOLDERS OF ADSS OR ORDINARY SHARES ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES IN CONNECTION WITH THEIR OWNERSHIP OR DISPOSITION OF ADSS OR ORDINARY SHARES.

United States Federal Income Tax Consequences If We Are Not a PFIC

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed above under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed above, the gross amount of any distributions (including the amount of any tax withheld) paid with respect to our ADSs or ordinary shares will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will generally be includible in the gross income of a U.S. holder as ordinary income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce (but not below zero), the U.S. holder’s adjusted tax basis in the ADSs or ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as described below under “Sale or Other Disposition of ADSs or Ordinary Shares.” However, since we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Under current law, long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

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

Backup Withholding and Information Reporting

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale or exchange of our ADSs or ordinary shares that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient. A backup withholding tax generally applies to such payments if the U.S. holder fails to provide a taxpayer identification number and a duly executed IRS Form W-9 or certification of other exempt status or, in the case of dividend payments, fails to report in full dividend and interest income unless the U.S. holder otherwise establishes that it is exempt from such rules.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 may be required to file an information report on IRS Form 8938, “Statement of Specified Foreign Financial Assets,” with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons; (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties; and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of these rules to their ownership of our ordinary shares.

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

J. Annual Report to Security Holders

Not Applicable.

Item 11.        Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our reporting currency was the U.S. dollar prior to April 1, 2016. In our consolidated financial statements prepared before April 1, 2016, our financial information that used RMB as the functional currency had been translated into U.S. dollars. Effective from April 1, 2016, we changed our reporting currency from the U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of a loss of RMB8.3 million, a loss of RMB3.2 million and a gain of RMB8.6 million (US$1.2 million) in 2020, 2021 and 2022, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time. For the year ended December 31, 2022, we did not receive any reimbursement from the depositary.

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

For the period from December 17, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, we used US$6.9 million in the net proceeds from our initial public offering for repurchasing ADSs from the open market.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Item 16C.        Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated:

	2021	2022
	RMB	RMB

	(in thousands)
Audit fees	19,874	10,161
Audit-related fees	1,290	1,682
Tax fees	—	—
All other fees	—	—
(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represent the aggregate fees billed for assurance and related services rendered by our auditor.
(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditor.
(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditor other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees.”
(5)	On December 13, 2021, we engaged KPMG Huazhen LLP (“KPMG”) as our independent registered public accounting firm, and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). The fees for 2020 had been already paid to Deloitte. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

(6)	On April 28, 2022, we engaged Wei Wei as our independent registered public accounting firm, and dismissed KPMG. The fees for 2021 had been already paid to KPMG. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

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

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In June 2018, our board of directors approved a share repurchase program (the “2018 Share Repurchase Program”), whereby we were authorized to repurchase up to US$20 million of our ordinary shares in the form of ADSs. The 2018 Share Repurchase Program was publicly announced on June 11, 2018. In September 2022, our board of directors adopted another share repurchase program (the “2022 Share Repurchase Program”), under which we are authorized to repurchase through one or more transactions up to US$20 million worth of our ADSs representing our ordinary shares, and the 2018 Share Repurchase Program was simultaneously terminated. The 2022 Share Repurchase Program was publicly announced on September 6, 2022.

The table below sets forth a summary of the ADSs repurchased by us in 2022 and for the three months ended March 31, 2023 pursuant to the 2022 Share Repurchase Program:

				Approximate
			Total Number of	Dollar Value of
			ADSs Purchased	ADSs that May Yet Be
	Total Number of ADSs	Average Price Paid Per	as Part of Publicly	Purchased Under the Plan
Period	Purchased	ADS (US$)	Announced Plan	(US$)
November 2022	85,378	1.0998	85,378	19,906,103
December 2022	344,882	1.3154	344,882	19,452,441
January 2023	391,379	2.5498	391,379	18,454,500
February 2023	220,485	3.2835	220,485	17,730,529
March 2023	151,807	2.4913	151,807	17,352,328
Total	1,193,931	2.2176	1,193,931	17,352,328

Item 16F.        Change in Registrant’s Certifying Accountant

On December 13, 2021, we replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as our independent registered public accounting firm. We engaged KPMG Huazhen LLP (“KPMG”) as our independent registered public accounting firm. The change of our independent registered public accounting firm has been approved by the board of directors and the audit committee of our board. The decision to replace Deloitte was not made due to any disagreements between us and Deloitte.

The reports of Deloitte on our consolidated financial statements for the fiscal year ended December 31, 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

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

On April 28, 2022, we dismissed KPMG, and on the same date, we appointed Wei Wei, as our independent registered public accounting firm for the year ended December 31, 2021. The change of our independent registered public accounting firm had been approved by the board of directors and the audit committee of our board, and the decision was not made due to any disagreements between us and KPMG. KPMG has never issued an audit report on our consolidated financial statements.

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

Item 16G.        Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. As of March 31, 2023, CreditEase held more than 50% of our total voting power. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors.

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

Item 16H.        Mine Safety Disclosure

Not applicable.

Item 16I.        Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J.        Insider Trading Policies

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

4.24

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

16.1

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Committee, dated September 21, 2022 (incorporated herein by reference to Exhibit 16.1 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on September 21, 2022)

16.2

Letter from KPMG Huazhen LLP to the Securities and Exchange Committee, dated April 29, 2022 (incorporated herein by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K (File No. 001-37657), furnished with the Securities and Exchange Commission on April 29, 2022)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)
*	Filed herewith
**	Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yiren Digital Ltd.

By:	/s/ Ning Tang
	Name:	Ning Tang
	Title:	Executive Chairman of the Board of
Directors and Chief Executive Officer

Date: April 28, 2023

YIREN DIGITAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Yiren Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yiren Digital Ltd., and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income/(loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Contract assets and allowance for contract assets-Refer to Note 2 of the financial statements

Critical Audit Matter Description

The contract assets represent the Company’s right to service fees in exchange for facilitation services that the Company provided to borrowers before payment is due. An allowance for contract assets is established for uncollectible accounts based on a projected default rate of service fees. As of December 31, 2022, the Company recorded RMB153 million allowance for contract assets. In determining whether an impairment loss should be recognized in the financial statements, the Company evaluates any observable data that might indicate there is a measurable decrease in the estimated future cash flows from contract assets. This evaluation process includes evidence of observable data indicating whether the borrower might have experienced an adverse change in its credit risk, or change in national or local economic conditions that correlate with defaults on loans. Given the uncertainty related to the collectability of long-term loans, the Company makes estimates based on the borrower’s credit risk which is adjusted based on the current relevant observable data that reflect the most updated internal and external factors, including forward looking factors regarding the collectability of the long-term loans.

Contract assets and -allowance for contract assets-Refer to Note 2 of the financial statements – continued

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
●
We tested the integrity of the transaction data from the Company’s New Core system and Epolicy system with the assistance of IT specialists.
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

Related parties and related party transactions – Refer to Note 8 of the financial statements

Critical Audit Matter Description

The Company conducted transactions with its subsidiaries and affiliates during the normal course of its business in 2022. In addition, there are certain overlapping directors and executive officers between the companies. Each of these entities is a related party. The Company has entered into a number of transactions with these related parties, including agreements for customers acquisition and referral services, system support and loans collection services, which represented as costs and expenses to the Company, and agreements for customers acquisition and referral technical services and post-loan management services, which represented as revenue to the Company. We identified the evaluation of the identification of related parties and related party transactions as a critical audit matter. Auditor judgment was involved in assessing the sufficiency of the procedures performed to identify related parties and related party transactions of the Company.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following procedures to evaluate the identification of related parties and related party transactions by the Company:

●
Conducted background checks, and reviewed other public research sources for information related to transactions between the Company and its related parties
●
Performed confirmations for account balances with related parties
●
Reviewed transaction details in the accounts payable system for transactions with related parties
●
Reviewed director and officer questionnaires from the Company’s directors and officers
●
Examined the Company’s reconciliation of its related parties’ transactions and balances
●
Reviewed the Company’s minutes from meetings of the Board of Directors
●
Tested sales transactions between the Company and its related parties

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2022.

Flushing, New York

April 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Yiren Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income/(loss), change in equity, and cash flows of Yiren Digital Ltd. and its subsidiaries (the “Company”) for the year ended December 31, 2020, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

YIREN DIGITAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets including amounts of the consolidated variable interest entities (the “VIEs”) and consolidated assets backed financing entities (“ABFE”) (Note 2):
Cash and cash equivalents	2,864,543	4,271,899	619,367
Restricted cash	80,800	88,796	12,874
Accounts receivable (net of allowance of RMB8,296 and RMB18,235 as of December 31, 2021 and 2022, respectively)	305,018	221,004	32,044
Contract assets, net (net of allowance of RMB350,686 and RMB 153,435 as of December 31, 2021 and 2022, respectively)	1,105,905	626,739	90,869
Contract cost	9,959	787	114
Prepaid expenses and other assets	352,015	321,411	46,600
Loans at fair value	73,734	54,049	7,836
Financing receivables (net of allowance of RMB65,489 and RMB40,735 as of December 31, 2021 and 2022, respectively)	1,697,962	514,388	74,579
Amounts due from related parties	879,256	1,266,232	183,586
Held-to-maturity investments	2,200	2,700	391
Available-for-sale investments	177,360	972,738	141,034
Property, equipment and software, net	102,548	77,256	11,201
Deferred tax assets	7,388	84,187	12,206
Right-of-use assets	80,752	33,909	4,916

Total assets	7,739,440	8,536,095	1,237,617
Liabilities including amounts of the consolidated VIEs and the consolidated ABFE without recourse to the Company (Note 2):
Accounts payable	19,065	14,144	2,050
Amounts due to related parties	434,127	227,724	33,017
Deferred revenue	12,379	65,539	9,502
Payable to investors at fair value	50,686	—	—
Accrued expenses and other liabilities	1,182,783	1,315,006	190,658
Secured borrowings	1,028,600	767,900	111,335
Refund liabilities	5,732	—	—
Deferred tax liabilities	112,535	79,740	11,561
Lease liabilities	72,101	35,229	5,108

Total liabilities	2,918,008	2,505,282	363,231

Commitments and Contingencies (Note 18)

Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 189,856,980 and 199,299,342 shares issued as of December 31, 2021 and 2022, respectively; 169,995,926 and 178,577,768 shares outstanding as of December 31, 2021 and 2022, respectively)	123	129	19
Treasury stock (1,301,054 and 2,161,574 shares as of December 31, 2021 and 2022, respectively)	(42,897)	(46,734)	(6,776)
Additional paid-in capital	5,100,486	5,160,783	748,243
Accumulated other comprehensive income	11,553	7,765	1,126
(Accumulated deficit)/Retained earnings	(247,833)	908,870	131,774

Total equity	4,821,432	6,030,813	874,386

Total liabilities and equity	7,739,440	8,536,095	1,237,617

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB145,442, RMB573,158 and RMB411,010 for the years ended December 31,2020, 2021 and 2022, respectively)	3,961,962	4,477,929	3,434,620	497,973

Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB111,550, RMB1,548 and RMB38 for the years ended December 31, 2020, 2021 and 2022, respectively)	(1,905,095)	(1,553,344)	(573,974)	(83,218)
Origination, servicing and other operating costs (including costs from related parties of RMB718,734, RMB354,985 and RMB350,311 for the years ended December 31, 2020, 2021 and 2022, respectively)	(1,104,682)	(760,858)	(776,841)	(112,631)
General and administrative (including expenses from related parties of RMB192,934, RMB135,118 and RMB100,636 for the years ended December 31, 2020, 2021 and 2022, respectively)	(630,555)	(506,240)	(423,718)	(61,433)
Allowance for contract assets, receivables and others	(371,629)	(370,154)	(188,223)	(27,291)
Loss of disposal	(655,839)	—	—	—
Total operating costs and expenses	(4,667,800)	(3,190,596)	(1,962,756)	(284,573)

Interest income/(expenses), net	61,623	(73,383)	(26,302)	(3,813)
Fair value adjustments related to the consolidated ABFE	(143,988)	(37,442)	18,900	2,740
Other income, net	14,844	26,665	30,921	4,483

Total other (expenses)/income, net	(67,521)	(84,160)	23,519	3,410

Income/(loss) before provision for income taxes	(773,359)	1,203,173	1,495,383	216,810
Income tax benefits/(expenses)	80,611	(170,189)	(300,512)	(43,570)

Net (loss)/income	(692,748)	1,032,984	1,194,871	173,240

Basic net (loss)/income per share	(3.8422)	6.1113	6.8397	0.9917

Weighted average number of ordinary shares outstanding, basic	180,301,898	169,029,826	174,695,959	174,695,959

Diluted net (loss)/income per share	(3.8422)	6.0554	6.8126	0.9877

Weighted average number of ordinary shares outstanding, diluted	180,301,898	170,590,203	175,391,332	175,391,332

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net (loss)/income	(692,748)	1,032,984	1,194,871	173,240

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment	(8,293)	(3,193)	8,563	1,242
Unrealized gain/(loss) on available-for-sale investments	3,546	(2,362)	(12,351)	(1,791)

Comprehensive (loss)/income	(697,495)	1,027,429	1,191,083	172,691

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except for share and per share data, or otherwise noted)

							Accumulated
	Ordinary shares			Treasury stock		Additional	other	(Accumulated deficit)/
	Issued	Outstanding				paid-in	comprehensive	Retained	Total
	shares	shares	Amount	Shares	Amount	capital	income	earnings	(deficit)/equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	186,332,444	185,595,072	121	737,372	(37,097)	5,038,691	21,855	(533,480)	4,490,090

Cumulative effect of changes in accounting standards related to credit losses of financial instruments	—	—	—	—	—	—	—	(26,054)	(26,054)
Share-based awards provided to employees	940,736	940,736	—	—	—	14,173	—	—	14,173
Share-based awards provided to employees of consolidated group of CreditEase	296,460	296,460	—	—	—	5,312	—	(5,312)	—
Surrender and cancellation of ordinary shares (Note i)	—	(18,560,000)	—	—	—	—	—	—	—
Repurchase of ordinary shares	—	(306,558)	—	306,558	(3,050)	—	—	—	(3,050)
Foreign currency translation adjustments	—	—	—	—	—	—	(8,293)	—	(8,293)
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	3,546	—	3,546
Net loss	—	—	—	—	—	—	—	(692,748)	(692,748)

Balance as of December 31, 2020	187,569,640	167,965,710	121	1,043,930	(40,147)	5,058,176	17,108	(1,257,594)	3,777,664

Share-based awards provided to employees	1,160,438	1,160,438	1	—	—	19,088	—	—	19,089
Share-based awards provided to employees of consolidated group of CreditEase	1,126,902	1,126,902	1	—	—	23,222	—	(23,223)	—
Repurchase of ordinary shares	—	(257,124)	—	257,124	(2,750)	—	—	—	(2,750)
Foreign currency translation adjustments	—	—	—	—	—	—	(3,193)	—	(3,193)
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	(2,362)	—	(2,362)
Net income	—	—	—	—	—	—	—	1,032,984	1,032,984

Balance as of December 31, 2021	189,856,980	169,995,926	123	1,301,054	(42,897)	5,100,486	11,553	(247,833)	4,821,432

Share-based awards provided to employees	3,035,692	3,035,692	2	—	—	22,133	—	—	22,135
Share-based awards provided to employees of consolidated group of CreditEase	6,406,670	6,406,670	4	—	—	38,164	—	(38,168)	—
Repurchase of ordinary shares	—	(860,520)	—	860,520	(3,837)	—	—	—	(3,837)
Foreign currency translation adjustments	—	—	—	—	—	—	8,563	—	8,563
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	(12,351)	—	(12,351)
Net income	—	—	—	—	—	—	—	1,194,871	1,194,871

Balance as of December 31, 2022	199,299,342	178,577,768	129	2,161,574	(46,734)	5,160,783	7,765	908,870	6,030,813
(i)	During the year ended December 31, 2020, CreditEase surrendered 18,560,000 ordinary shares for no consideration. The Company treated the transaction as a contribution from shareholder combined with a repurchase of shares for no consideration.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net (loss)/income	(692,748)	1,032,984	1,194,871	173,240
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	91,772	43,236	26,430	3,832
Amortization of right-of-use assets	235,691	96,714	26,401	3,828
Disposal of property, equipment and software	7,382	2,610	5,103	740
Fair value adjustments related to the consolidated ABFE	143,988	37,442	(18,900)	(2,740)
Share-based compensation	14,173	19,089	22,135	3,208
Provision for contingent liability	3,187	(2,629)	—	—
Allowance for contract assets, receivables and others	371,629	370,154	188,223	27,291
Loss of disposal	655,839	—	—	—
Changes in operating assets and liabilities
Accounts receivable	(135,700)	(185,777)	68,584	9,944
Contract assets	817,463	(668,245)	369,061	53,509
Contract cost	64,705	55,570	9,172	1,329
Prepaid expenses and other assets	278,999	(82,165)	4,013	582
Change in the consolidated ABFE related assets/liabilities	42,045	17,528	(640)	(93)
Financing receivables	(10,868)	(81,483)	7,300	1,058
Amounts due from/to related parties	75,155	(437,782)	(78,632)	(11,401)
Deferred tax assets/liabilities	(151,654)	84,937	(109,594)	(15,890)
Accounts payable	1,239	9,162	(4,921)	(713)
Deferred revenue	(246,268)	(38,520)	53,160	7,708
Accrued expenses and other liabilities	(458,039)	(30,148)	109,825	15,923
Refund liabilities	(627,897)	(5,113)	(5,732)	(831)
Lease liabilities	(198,065)	(79,372)	(16,429)	(2,382)

Net cash provided by operating activities	282,028	158,192	1,849,430	268,142

Cash Flows from Investing Activities:
Purchase of property, equipment and software	(13,722)	(9,404)	(882)	(128)
Disposal of property, equipment and software	1,283	612	871	126
Purchase of held-to-maturity investments	(2,200)	(780,000)	(201,000)	(29,142)
Redemption of held-to-maturity investments	5,541	781,086	200,500	29,070
Purchase of available-for-sale investments	(423,000)	(341,234)	(2,056,000)	(298,092)
Proceeds from disposal of available-for-sale investments	706,655	334,942	1,254,285	181,854
Acquisition of subsidiaries, net of cash acquired of RMB9,307, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively	(15,172)	—	—	—
Prepayment of investments	(725,593)	—	—	—
Return of prepayment of investments	725,593	—	—	—
Disposal of subsidiaries, net of cash disposed of RMB1,307,982, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively	(1,184,286)	—	—	—
Investment in loans at fair value	(153,750)	(60,201)	(56,147)	(8,140)
Collection of principal of loans at fair value	193,898	125,969	92,673	13,436
Disposal of financing receivables	—	—	18,540	2,688
Loan to related parties	—	—	(200,000)	(28,997)
Origination of financing receivables	(1,356,379)	(1,825,473)	(935)	(136)
Repayments of financing receivables	110,390	1,427,196	1,000,654	145,081
Loans to third parties	(152,000)	—	—	—
Collection of principal of loans to third parties	486,079	—	—	—

Net cash (used in)/provided by investing activities	(1,796,663)	(346,507)	52,559	7,620

Cash Flows from Financing Activities:
Deferred payment of acquisition of subsidiaries under common control	(47,046)	—	—	—
Principal payments to the consolidated ABFE	(11,866)	(71,861)	(85,586)	(12,408)
Contribution from investors of the consolidated ABFE	174,000	657	—	—
Loans from related parties	361,500	2,600	—	—
Principal payments of loans from related parties	—	(29,300)	(182,000)	(26,388)
Loan from third parties	500,500	575,900	—	—
Repayment of loan to a third party	(18,590)	(47,800)	(217,700)	(31,564)
Repurchase of ordinary shares	(3,050)	(2,750)	(3,837)	(556)

Net cash provided by/(used in) financing activities	955,448	427,446	(489,123)	(70,916)

Effect of foreign exchange rate changes	(2,807)	(936)	2,486	360

Net (decrease)/increase in cash, cash equivalents and restricted cash	(561,994)	238,195	1,415,352	205,206
Cash, cash equivalents and restricted cash, beginning of year	3,269,142	2,707,148	2,945,343	427,035

Cash, cash equivalents and restricted cash, end of year	2,707,148	2,945,343	4,360,695	632,241

Supplemental disclosures of cash flow information:
Cash paid for income taxes	103,731	63,313	78,872	11,435
Cash paid for interest	1,641	85,261	121,698	17,645
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	2,469,909	2,864,543	4,271,899	619,367
Restricted cash	237,239	80,800	88,796	12,874
Total cash, cash equivalents, and restricted cash	2,707,148	2,945,343	4,360,695	632,241

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Yiren Digital Ltd. (the “Company” or “Yiren Digital” or the “Parent Company”) was incorporated under the laws of the Cayman Islands in September 2014 by CreditEase Holdings (Cayman) Limited (“CreditEase”). The Company, its subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries (collectively referred to as the “Group”) have been operating one of China’s largest digital personal financial management platforms by leveraging technology to seamlessly deliver holistic wealth solutions, to China’s mass affluent population and credit-tech solutions to individual borrowers and small business owners.

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

As the PRC laws and regulations prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required, the Company, via its wholly-owned subsidiaries in the PRC, YouRace Hengchuang and Hengyuda, entered into a series of agreements with Yiren Financial Information Service (Beijing) Co., Ltd.(“Yiren Wealth”) and CreditEase Puhui Information Consultant (Beijing) Co., Ltd. (“Creditease Puhui”) and their shareholders. Consequently, YouRace Hengchuang and Hengyuda became the primary beneficiary of Yiren Wealth and CreditEase Puhui and consolidate Yiren Wealth and CreditEase Puhui (see VIE arrangements in Note 2).

Starting from 2015, the Group began to expand its investor base from individual investors to institutional investors, who invest in the loans from the Group’s platform through a series of arrangements among assets backed financial entities. The Group consolidated such assets backed financial entities if the Group is considered as their primary beneficiary. Refer to Note 2 for further details.

As of March 31, 2019, the business of unsecured and secured consumer lending, operated by CreditEase Puhui, CreditEase Huimin Investment Management (Beijing) Co., Ltd. (“Huimin”) and its subsidiaries, as well as the Zhiwang wealth business operated by CreditEase Zhuoyue Wealth Investment Management (Beijing) Co., Ltd. (“Zhuoyue”) have been transferred to the Group. In May 2019, the Group also acquired Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. (“Dekai Yichuang”, a consolidated VIE of CreditEase) and its subsidiaries from CreditEase to further expand its service lines.

The Group acquired, through Yiren Wealth, Hexiang Insurance Brokerage Co. Ltd. (“Hexiang Insurance”) and its shareholders and wholly owned subsidiary, in April 2020. Hexiang Insurance has been operating our insurance brokerage business since then.

On December 31, 2020, as a result of a business restructuring, the Group disposed its online consumer lending platform targeting individual investors as the funding source to CreditEase. Refer to below for further details.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

Disposal transactions

In September 2020, following recent changes in the industry and regulatory environment, the Group ceased to facilitate new loans to individual investors. The remaining outstanding loans continued to be serviced by the Company. On December 31, 2020, to further streamline its service lines and reposition itself as a comprehensive personal financial service platform, the Group completed a business restructuring with CreditEase to dispose Hengcheng Technology Development (Beijing) Co., Ltd. (“Hengcheng”), one of the Group’s VIEs to CreditEase (the “Disposal”). Hengcheng provided loan facilitation and post origination services to borrowers under the consumer credit segment and provided account management services to individual investors under the wealth segment. Hengcheng’s pre-tax (loss)/income prior to the disposal amounted to RMB(2,048) million during the year ended December 31, 2020. Prior to the Disposal, Hengcheng operated its online consumer lending platform targeting individual investors as the funding source. As part of the Disposal, all the remaining net asset associated with the disposed operations of Hengcheng mainly consisting of financial assets and contract assets associated with the completed performance obligations related to the online consumer lending platform operated by Hengcheng were disposed to CreditEase. In addition, control over continuing services activities related to the outstanding loans balances of the online consumer lending platform operated by Hengcheng were transferred to CreditEase as well. In exchange for the Disposal, CreditEase paid the Company cash consideration amounting to RMB67 million, which represented the fair value of Hengcheng at the time of Disposal determined by the Company with the assistance of a fairness opinion report provided by an independent financial advisor. The fair value was determined based on the underlying value of the assets of Hengcheng, net of the liabilities and taking into account future cash inflows and cash outflows related to the remaining operations of Hengcheng. Cash outflows are mainly related to the service activities of the outstanding loan balances that required to continue to provide, including expected operating costs related to loan collections, payment processing, labor cost and other post origination expenses. Cash inflows are related to service fee expected to be collected from the remaining outstanding loans. Subsequent to the Disposal, CreditEase also become responsible to ensure the winding-down of the outstanding loan collection activities occur in an orderly manner in accordance with the related rules and regulations. After the Disposal, by entering contracts with the Company, CreditEase has outsourced certain services to the Company relating to the servicing of the outstanding loans transferred as part of the Disposal.

The Company determined that the Disposal is not presented as discontinued operation as it’s not represent a strategic shift and the cash consideration received represents the fair value of Hengcheng at the time of Disposal and the loss related to the Disposal is substantially attributable to the existing customer vendor relationship associated to servicing the outstanding loans. Accordingly, the Company recorded the difference between the cash consideration received and the carrying value of the net assets (RMB723 million) of Hengcheng, amounting to RMB 656 million, as loss of disposal on the consolidated statements of operations.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

As of December 31, 2022, the Company’s principal subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries are as follows:

	Date of	Place of	Percentage
	incorporation/	incorporation/	of legal
	establishment	establishment	ownership	Principal activities
Wholly owned subsidiaries

YouRace HK	October 8, 2014	Hong Kong	100%	Investment holding

YouRace Hengchuang	January 8, 2015	PRC	100%	Provision of consultancy service, information technology support and technology-enabled borrower acquisition and facilitation services

Hengyuda	March 21, 2016	PRC	100%	Provision of services relating to IT, system maintenance and customer support

Yiren Information Consulting (Beijing) Co., Ltd.(“Yiren Information”)	August 10, 2017	PRC	100%	Provision of borrower acquisition and referral services to institutional funding providers

Variable interest entities and its subsidiaries

Yiren Wealth	October 13, 2016	PRC		Holistic wealth solution

CreditEase Puhui	March 3, 2011	PRC		Provision of borrower acquisition and borrowers related customer maintenance services

Haijin Yichuang Financial Leasing Co., Ltd. (“Yichuang Financial Leasing”)	March 22, 2017	PRC		Provision of services for financing lease business

Hexiang Insurance	September 28, 2011	PRC		Provision of services for insurance brokerage business

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The Group’s principal VIEs that are material to the Group’s business and operations are Yiren Wealth and CreditEase Puhui as of December 31, 2021 and 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

VIEs — continued

The VIE arrangements - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

VIEs — continued

The VIE arrangements - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Basis of consolidation — continued

VIEs — continued

Risks in relation to the VIE structure — continued

The following financial statement amounts and balances of the consolidated VIEs and the consolidated VIEs’ subsidiaries were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Assets
Cash and cash equivalents	1,392,968	2,795,805
Accounts receivable	217,282	100,756
Contract assets, net	563,235	107,679
Contract cost	8,800	652
Prepaid expenses and other assets	145,330	114,310
Financing receivables	1,697,960	514,388
Amounts due from related parties	801,791	911,432
Available-for-sale investments	—	600,000
Property, equipment and software, net	80,866	62,979
Deferred tax assets	7,388	84,096
Right-of-use assets	46,222	10,474

Total assets	4,961,842	5,302,571

Liabilities
Accounts payable	18,782	9,196
Amounts due to related parties	384,855	214,346
Deferred revenue	10,320	9,488
Accrued expenses and other liabilities	953,843	1,131,504
Secured borrowing	1,028,600	767,900
Deferred tax liabilities	40,584	17,273
Lease liabilities	39,486	9,311

Total liabilities	2,476,470	2,159,018

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenue	2,549,869	3,192,329	1,821,561
Net income	235,360	752,164	424,834

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	974,840	(236,406)	1,151,656
Net cash (used in)/provided by investing activities	(1,202,842)	(393,659)	417,535
Net cash provided by/(used in) financing activities	862,000	501,400	(399,700)

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Consolidated ABFE — continued

The following financial statement amounts and balances of the consolidated ABFE were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Assets
Restricted cash	56,678	88,796
Prepaid expenses and other assets	540	532
Loans at fair value	73,734	54,049
Held-to-maturity investments	1,700	2,300

Total assets	132,652	145,677

Liabilities
Accounts payable	144	150
Amount due to related party	42,423	4,603
Payable to investors at fair value	50,686	—
Accrued expenses and other liabilities	659	72

Total liabilities	93,912	4,825

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net (loss)/income	(117,969)	(38,720)	17,949

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	44,843	17,016	(1,434)
Net cash provided by investing activities	33,160	65,576	34,976
Net cash provided by/(used in) financing activities	162,134	(71,204)	(85,587)

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue

All of the Group’s revenue for the years ended December 31, 2020, 2021 and 2022 were generated from the PRC. The following table illustrates the disaggregation of revenue in 2020, 2021 and 2022 under ASC 606:

	2020	2021	2022
	RMB	RMB	RMB
Consumer credit segment:
Loan facilitation services	1,329,720	2,105,776	1,362,685
Post origination services	670,440	174,255	204,336
Financing services	59,658	524,840	278,783
Others	469,780	379,431	113,928
Subtotal	2,529,598	3,184,302	1,959,732
Holistic wealth segment:
Account management services	921,779	—	—
Insurance brokerage services	430,830	755,691	731,797
Others	79,755	504,822	440,195
Subtotal	1,432,364	1,260,513	1,171,992
Other segment:
Electronic commerce services	—	33,114	302,896
Subtotal	—	33,114	302,896
Total net revenue	3,961,962	4,477,929	3,434,620
(a)	Consumer credit business:

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

The Group charges fees on a monthly basis, and used to charge upfront or both. The Group also receives service fees contingent on future events (e.g., penalty fees for loan prepayment and late payment and other service fees, and etc.).

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Revenue from loan facilitation and post-origination services— continued

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

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-origination services. The Group collects service fees monthly, and used to collect upfront or both. For upfront fees that are partially refundable to the borrowers, the Group estimates the refund based on historical prepayment probability and the corresponding predetermined refundable amount, and records corresponding refund liabilities upon receiving such fees.

The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB29.6 million and RMB12.5 million as of December 31, 2021 and 2022, respectively, among which approximately 93% and 99% of the remaining performance obligations will be recognized over the following 12 months, respectively and with the remainder recognized thereafter.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

(b)	Holistic Wealth business:

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

The account management service fees were recognized on a straight-line basis over the term of the investment period, as the Group stood ready to provide the automated investment tool service while the individual investors simultaneously received and consumed the benefits of such service throughout the investment period.

As the Group ceased to facilitate new loans to individual investors, and disposed the Hengcheng as discussed in Note 1, there wasn’t revenue from account management services beginning in January 2021.

Customer incentives

To expand its market presence, the Group provides cash incentives to clients from time to time. Each individual incentive program only lasts between a week and a few weeks. During the relevant incentive program period, the Group sets certain thresholds for the client to qualify to enjoy the cash incentive. When a qualified investment is made, the cash payment is provided to the client as a percentage of the investment amount. The Group also distributed interest plus coupons and renewal reward coupons to clients free of charge. The cash incentives, interest plus coupons and renewal reward coupons provided are accounted for as reduction of the contract price.

The Group has established a membership reward program wherein clients can earn Yiren coins when purchases are made on the Group’s platforms reached a certain amount. Yiren coins earned by clients represent a material right to free or discounted goods or services in the future, which are accounted for as a separate performance obligation. For the transactions that granted Yiren coins to the clients, a portion of transaction price is deferred for the obligation related to the Yiren coins, which are allocated based on the relative standalone selling prices. The standalone selling price of Yiren coins is calculated by taking the estimated value of Yiren coins that are expected to be used incorporating estimated breakage based on historical redemption patterns. The revenue associated with Yiren coins is deferred until the points are redeemed. As of December 31, 2021 and 2022, the liabilities related to Yiren coins were immaterial.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Other revenue of wealth business

Other revenue of wealth business mainly includes referral service fee. Referral services revenue is recognized when successful referrals are completed by the Group.

(c) Other business:

Revenue from electronic commerce services

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions.

When the Group is a principal, its performance obligation is to transfer promised goods or services to customers. For arrangements where the Group controls the goods or services before they are transferred to the customers as a principal, as it is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has discretion in establishing prices, revenue is recorded on a gross basis. As the goods or services generally sold with a right of return, the sales revenue is recognized when the products are delivered and not returned within the 7-day no-reason return period.

When the Group is an agent, its performance obligation is to facilitate third-party merchants in fulfilling their performance obligation for specified goods or services. Upon successful sales, the Group charges the third-party merchants a fixed rate commission based on the sales amount. The revenue is recognized on a net basis at the point of 7 days after delivery of products.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The contract assets, net of allowance are RMB1,105,905 and RMB626,739 as of December 31, 2021 and 2022, respectively. Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. In determining whether an impairment loss should be recorded in the financial statements, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from contract assets. This evidence may include observable data indicating that there has been an adverse change in the borrower’s credit risk, or national or local economic conditions that correlate with defaults on loans. When contract assets are assessed for impairment, the Group uses estimates based on the historical borrower’s credit risk. The historical borrower’s credit risk is adjusted on the basis of the relevant observable data that reflects current economic conditions. The Group regularly reviews the methodology and assumptions used for estimating the amount of collectable contract assets.

Contract assets are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. The Group will write off contract assets and corresponding allowance if any repayment of the underlying loan is 90 days past due.

Contract assets as of December 31, 2021 and 2022 are as follows:

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB
Contract assets	1,456,591	780,174
Allowance	(350,686)	(153,435)
Contract assets, net	1,105,905	626,739

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Contract assets — continued

The following table presents the movement of allowance for contract assets for the years ended December 31, 2021 and 2022:

	Year ended December 31, 2021	Year ended December 31, 2022
	RMB	RMB
Balance at beginning of the year	467,306	350,686
Allowance for contract assets	312,798	110,888
Write-off	(429,418)	(308,139)
Balance at end of the year	350,686	153,435

Contract cost

The Group pays commissions for successful referring of borrowers or wealth clients to the Group. The commissions paid based on successful referrals are considered as contract acquisition cost, and are capitalized when the commission becomes payable. The amount of amortization for the years ended December 31, 2021 and 2022 are RMB60.3 million and RMB17.8 million, respectively.

Amortization of the capitalized contract cost is charged to the consolidated statements of operations when the revenue to which the asset relates is recognized. Contract cost is recognized as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less. The Group recorded nil impairment loss for contract cost as of December 31, 2021 and 2022, respectively.

Deferred revenue

Deferred revenue consists of post-origination service fees received from borrowers upfront for which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the post-origination services are delivered over the loan period.

The amounts of revenue recognized during the years ended December 31, 2021 and 2022 that were included in the opening deferred revenue were RMB31.2 million and RMB2.1 million, respectively.

Refund liabilities

Refund liabilities are recognized for the estimated amounts of facilitation service fees which are received from borrowers upfront but are expected to be refunded. It represents the consideration received that the Group does not expect to be entitled to earn and thus is not included in the transaction price because it will be refunded to customers. The refund liabilities are remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Refund liabilities — continued

The Group’s refund liabilities are the expected refund of service fees to borrowers in the case of early repayment of loans. The refund liabilities as of December 31, 2021 and 2022 amounted to RMB5,732 and nil, respectively. The following table sets forth the movement of refund liabilities:

RMB
As of January 1, 2021	10,845
Addition	(1,609)
Payouts during the year	(3,504)

As of December 31, 2021	5,732
Addition	(5,373)
Payouts during the year	(359)
As of December 31, 2022	—

Guarantee liabilities

The Group provided guarantee services in connection with some of the loans facilitated to its institutional funding partners, who are entitled to receive unpaid interest and principal as contracted from the Group.

According to ASC 326, Financial Instruments—Credit Losses, at inception of the guarantee, the Group recognizes both a stand-ready guarantee liability under ASC 460 with an associated guarantee receivable, and a contingent guarantee liability with an allowance for credit losses under Current expected credit loss (“CECL”) model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the funding partners upon borrowers’ default.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Accounts receivable and allowance for uncollectible accounts

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Group establishes an allowance for uncollectible accounts receivable and other receivables based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected. The Group recorded RMB8,296 and RMB18,235 allowance for accounts receivable as of December 31, 2021 and 2022, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Financing receivables — continued

The Group’s financing receivable as of December 31, 2021 and 2022 are as follows:

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB
Financing receivable	1,763,451	555,123
Allowance	(65,489)	(40,735)
Financing receivable, net	1,697,962	514,388

The movement of allowance for financing receivable for the years ended December 31, 2021 and 2022 is as follows:

	Year ended December 31, 2021	Year ended December 31, 2022
	RMB	RMB
Balance at beginning of the year	32,975	65,489
Current year net provision	35,293	38,625
Write-off	(2,779)	(14,605)
Disposal	—	(48,774)
Balance at end of the year	65,489	40,735

The Group has provided financing that are secured by pledged assets, which value is in excess of the financing granted to clients. As of December 31, 2022, the loan term of the majority of financing receivables are over 24 months.

The Group has not recorded any financing income on an accrual basis for the loans that are overdue for more than 90 days in 2022. Allowance of financing receivables were RMB32.7 million, RMB35.3 million and RMB38.6 million for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, the balance of overdue loans are RMB172.2 million and RMB146.1 million, respectively, among which RMB86.5 million and RMB117.0 million are overdue for more than 90 days.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Investments — continued

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of December 31, 2022, there were no investments held by the Group that had been in continuous unrealized loss position.

Business Acquisition

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interests of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition

In April 2020, the Group acquired an insurance brokerage licensee company for total consideration of RMB15.5 million. The purchase price allocated to the fair value of assets acquired and liabilities assumed were RMB53.8 million and RMB38.3 million, respectively. RMB4.8 million of goodwill was recognized in this acquisition. The Group did not record any impairment of goodwill during the years ended December 31, 2020, 2021 and 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Origination, servicing and other operating costs

Origination and servicing expenses consist primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loans. It also consists of costs in connection with the distribution of insurance products, including payroll and related expenses for insurance agents and transaction fee charged by third-party payment platform. In addition, it includes cost of goods for e-commerce business.

Leases

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

The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group begins recognizing lease expenses when the lessor makes the underlying assets available to the Group. The Group’s leases have remaining lease terms of up to three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021 and 2022, respectively.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small-scale taxpayer, and related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB1,493,717, RMB779,116 and RMB776,907 for the years ended December 31, 2020, 2021 and 2022, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as accrued expenses, and other liabilities on the consolidated balance sheets.

1Although Issue 00-23 has also been nullified, the guidance in Issue 21 of EITF Issue 00-23 remains applicable by analogy since it is the only available guidance on accounting for these awards.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon the transfer. The transfer is accounted for as a sale as (1) the transferred loans are considered legally isolated from the assets of the Group and its creditors even in bankruptcies under the PRC laws and regulations, (2) the transferees can freely pledge or exchange the transferred loans, and (3) the Group does not maintain effective control over the transferred loans. The difference between the proceeds received from related parties and the fair value of the loans and other beneficial rights is recognized as “Gain on disposal of loan receivables and other beneficial rights” in the consolidated statements of operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972 on December 30, 2022, the last business day in the fiscal year 2022, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB2,844,484 and RMB4,246,837 as of December 31, 2021 and 2022, respectively.

Concentration of credit risk

Financial instrument that potentially exposes the Group to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable, contract assets, prepaid expenses and other assets, loans at fair value, and amounts due from related parties. As of December 31, 2022, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank are covered by insurance with an upper limit of RMB500 thousands at each bank. Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The credit risk from prepaid expenses and other assets arises from loans to third parties. The risk with respect to accounts receivable, contract assets and loans to third parties is mitigated by credit evaluations the Group performs on its customers or third parties and its ongoing monitoring process of outstanding balances. The Group believes that there is no significant credit risk associated with amounts due from related parties.

Credit of loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years ended December 31, 2022.

There was one customer of the Group accounts for 42% and 19% of the Group’s account receivables as of December 31, 2021 and 2022, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Reclassification

Certain prior period amount recorded in provision for contingent liability was reclassified to general and administrative and had no effect on previously reported consolidated net income/(loss) or retained earnings/(accumulated deficit).

Recently accounting pronouncements not yet adopted

The Group believe that no recently issued accounting standards, if currently adopted, will have a material effect on the Group’s consolidated financial statements.

3.    PREPAID EXPENSES AND OTHER ASSETS

	December 31,	December 31,
	2021	2022
	RMB	RMB
Deposits (i)	213,852	162,885
Funds receivable for disposal of financing receivables	65	62,444
Funds receivable from external payment network providers (ii)	82,976	46,141
Interest receivable	697	9,537
Prepaid expenses	35,618	4,976
Guarantee receivable	6,015	3,021
Others	12,792	32,407
Total	352,015	321,411
(i)	As of December 31, 2022, the balance of deposit mainly includes the business cooperation deposit of RMB150 million.

(ii)	The Group opened accounts with external online payment service providers to collect and transfer loan funds and interest to investors or borrowers, repay and collect the default loan principal and interest. The Group also uses such accounts to collect the transaction fees and service fees. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of transaction fees, service fees received at the balance sheet date, which was collected subsequently.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.    Fair Value of Assets and Liabilities

Assets and Liabilities Recorded at Fair Value

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition is as follows:

December 31, 2021	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	2,864,543	—	—	2,864,543
Restricted cash	80,800	—	—	80,800
Loans at fair value	—	—	73,734	73,734
Available-for-sale investments	88,987	47,000	41,373	177,360
Total Assets	3,034,330	47,000	115,107	3,196,437
Liabilities
Payable to investors at fair value (Note 1)	—	—	93,109	93,109
Total Liabilities	—	—	93,109	93,109

December 31, 2022	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	4,271,899	—	—	4,271,899
Restricted cash	88,796	—	—	88,796
Loans at fair value	—	—	54,049	54,049
Available-for-sale investments	48,910	888,828	35,000	972,738
Total Assets	4,409,605	888,828	89,049	5,387,482
Liabilities
Payable to investors at fair value (Note 1)	—	—	4,603	4,603
Total Liabilities	—	—	4,603	4,603

Note 1: Among the payable to investors at fair value, RMB42,423 and RMB4,603 are recorded as amount due to related parties as of December 31, 2021 and 2022, respectively.

As the Group’s loans and related payable to investors do not trade in an active market with readily observable prices, the Group uses discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these assets and liabilities, including discount rates, net cumulative expected loss rates, and cumulative prepayment rates. Financial instruments are categorized as Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2021 and 2022.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.    Fair Value of Assets and Liabilities — continued

Significant Unobservable Inputs

		December 31, 2021	December 31, 2022
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted- Average	Weighted- Average
Loans at fair value	Discount rates	28.9%-36.0%	14.0%-36.0%
	Net cumulative expected loss rates (1)	4.8%-31.5%	1.5%-12.1%
	Cumulative prepayment rates (2)	12.6%-27.3%	10.4%-18.3%
Payable to investors at fair value	Discount rates	7.1%-8.6%	7.5%-8.6%
(1)	Expressed as a percentage of the loan volume.
(2)	Expressed as a percentage of remaining principal of loans.

The above inputs in isolation can cause significant increases or decreases in fair value. Specifically, increases in the discount rate can significantly lower the fair value of loans; conversely a decrease in the discount rate can significantly increase the fair value of loans. The discount rate is determined based on the market rates.

Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments related to the consolidated ABFE” in the consolidated statements of operations. The additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2021 and 2022 is as follows:

Loans At Fair
Value
RMB
Balance as of December 31, 2020	192,156
Origination of loans	60,201
Collection of principals	(125,969)
Change in fair value	(52,654)

Balance as of December 31, 2021	73,734

Changes in fair value related to balance outstanding as of December 31, 2021	(14,168)

Loans At Fair
Value
RMB
Balance as of December 31, 2021	73,734
Origination of loans	56,147
Collection of principals	(92,673)
Change in fair value	16,841

Balance as of December 31, 2022	54,049

Changes in fair value related to balance outstanding as of December 31, 2022	(4,696)

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.    Fair Value of Assets and Liabilities — continued

Significant Unobservable Inputs — continued

Payable to investors At
Fair Value
RMB
Balance as of December 31, 2020	52,623
Contribution from investors of the consolidated ABFE	657
Interest and penalties received	36,760
Deductible expenses associated with the consolidated ABFE operation	(6,995)
Principal and interest payments to investors of the consolidated ABFE	(84,098)
Changes in fair value	(15,211)
Amount due to related parties (Note 1)	66,950

Balance as of December 31, 2021	50,686

Changes in fair value related to balance outstanding as of December 31, 2021	(15,211)

Payable to investors At
Fair Value
RMB
Balance as of December 31, 2021	50,686
Contribution from investors of the consolidated ABFE	—
Interest and penalties received	11,249
Deductible expenses associated with the consolidated ABFE operation	(5,216)
Principal and interest payments to investors of the consolidated ABFE	(92,480)
Changes in fair value	(2,059)
Amount due to related parties (Note 1)	37,820

Balance as of December 31, 2022	—

Changes in fair value related to balance outstanding as of December 31, 2022	(461)

Note 1: Among the investors of the ABFE, RMB42,423 and RMB4,603 are recorded as amount due to related parties as of December 31, 2021 and 2022, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

5.    INVESTMENTS

Held-to-maturity investments

As of December 31, 2022, the Group’s held-to-maturity investments mainly consisted of principal-guaranteed products that have stated maturity within one year. While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No allowance for credit loss was recognized for the years ended December 31, 2020, 2021 and 2022.

Interest income of held-to-maturity investments of RMB73, RMB2,963 and RMB1,458 was recognized in the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, respectively.

Available-for-sale investments

As of December 31, 2022, the Group’s available-for-sale investments mainly consisted of investments in debt securities. The Group measured the available-for-sale investments at fair value, with changes in fair value deferred in other comprehensive income/(loss). Changes in fair value of available-for-sale investments, net of tax, for the years ended December 31, 2020, 2021 and 2022 were RMB3,546, RMB(2,362) and RMB(12,351), respectively, recorded in other comprehensive income/(loss). No impairment loss was recognized for the years ended December 31, 2020, 2021 and 2022.

Interest income of available-for-sale investments of RMB11,454, RMB5,238 and RMB15,488 was recognized in the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, respectively.

Available-for-sale investments — continued

The additional information about cost and fair value of available-for-sale investments as of December 31, 2021 and 2022 is as follows:

Unrealized gains in
accumulated other
		comprehensive	Impact of
December 31, 2021	Cost	income	exchange rate	Fair value
	RMB	RMB	RMB	RMB
Available-for-sale investments:
Debt securities	175,468	2,197	(305)	177,360

Unrealized gains in
accumulated other
		comprehensive	Impact of
December 31, 2022	Cost	income	exchange rate	Fair value
	RMB	RMB	RMB	RMB
Available-for-sale investments:
Debt securities	984,046	(10,154)	(1,154)	972,738

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.       PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31,	December 31,
	2021	2022
	RMB	RMB
Building	38,464	38,464
Computer and transmission equipment	15,757	9,183
Furniture and office equipment	36,273	460
Leasehold improvements	50,951	4,178
Software	64,571	67,882
Total property, equipment and software	206,016	120,167
Accumulated depreciation and amortization	103,468	42,911
Property, equipment and software, net	102,548	77,256

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2020, 2021 and 2022 were RMB91,772, RMB43,236 and RMB26,430, respectively. Impairment losses of long-lived assets for the years ended December 31, 2020, 2021 and 2022 were nil, RMB10,820 and nil, respectively.

7.       ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2021	2022
	RMB	RMB
Tax payable	250,445	562,839
Accrued payroll and welfare	538,910	403,104
Payable to investors (i)	124,147	147,864
Accrued advertisement expenses	77,205	58,707
Guarantee liabilities	42,934	51,766
Funds collected on behalf of third-party guarantee companies	20,048	18,766
Accrued customer incentives	25,967	5,024
Others	103,127	66,936
Total accrued expenses and other liabilities	1,182,783	1,315,006
(i)	Payable to investor represents interest and principal collected by the Group on behalf of lenders.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.    RELATED PARTY BALANCES AND TRANSACTIONS

The Group accounts for related party transactions based on various service agreements and reflects for all periods presented herein. The major related parties and their relationships with the Group, and the nature of their services provided to the Group are summarized as follows:

Company name	Relationship with the Group	Major transaction with the Group

Pucheng Credit Assessment and Management (Beijing) Co., Ltd. (“Pucheng Credit”)	Subsidiary of Consolidated VIE of CreditEase	Collection services, management consulting services, customers acquisition and referral services and related party loans

Puxin	Subsidiary of CreditEase	System support services and sales of goods

Zhuoyue	Consolidated VIE of CreditEase	Customers acquisition and referral services and related party loans

Beijing Zhicheng Credit Service Co., Ltd. (“Beijing Zhicheng”)	Consolidated VIE of CreditEase	Credit assessment services

Zhicheng A’Fu Technology Development Co.,Ltd. (“Zhicheng A’Fu”)	Consolidated VIE of CreditEase	Credit assessment services

Hengcheng	Consolidated VIE of CreditEase (from January 2021)	Post-loan management services, technical services and acquisition and referral services

Huichuang Financial Leasing (Shanghai) Co., Ltd.	Subsidiary of CreditEase	Customers acquisition and referral services

Xinda Hongtao Technology Development (Beijing) Co., Ltd. (“Xinda Hongtao”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

Goodhope Entry-Exit Consulting Services (Beijing) Company Limited. (“Goodhope”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

Creditease Puze (Beijing) Fund Sales Co., Ltd. (“Creditease Puze”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Hengda Hongyuan International Technology Development (Beijing) Co., Ltd. (“Hengda Hongyuan”)	Subsidiary of Consolidated VIE of CreditEase	Financing services through transfer of financial lease receivables

Huimin	Consolidated VIE of CreditEase (from November 2019)	Customer hotline services

Chongqing Chengyuan Future E-commerce Service Co., Ltd.	Consolidated VIE of CreditEase	System support services

Hainan CreditEase Puhui Small Loan Co., Ltd. (“Hainan CreditEase”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

CreditEase Securities (HK) Limited.	Subsidiary of Consolidated VIE of CreditEase	Management consulting services

Ruicheng Family Information Consulting (Beijing) Co., Ltd.(“Ruicheng”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Customers acquisition and referral services	387,843	281,633	216,958
Credit assessment services	8,022	56,957	110,566
System support services	164,671	135,118	100,635
Collection services	421,726	17,943	22,735
Others services	40,956	—	91
Total costs and expenses	1,023,218	491,651	450,985

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.    RELATED PARTY BALANCES AND TRANSACTIONS — continued

Revenue derived from services provided by the Group to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2020, 2021 and 2022 is recorded as other revenue and is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Customers acquisition and referral service	138,438	442,570	409,688
Technical services	—	85,832	—
Post-loan management services	—	44,586	—
Others services	7,004	170	1,322
Total revenue	145,442	573,158	411,010

The information about loans collected from/(issued to) CreditEase, its subsidiaries and affiliates recorded in investing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Pucheng Credit	—	—	(200,000)
Total	—	—	(200,000)

The information about loans received from/(repaid to) CreditEase, its subsidiaries and affiliates recorded in financing activities of the Company's consolidated statements of cash flows for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Qichuang	—	—	(43,000)
Hengda Hongyuan (a)	361,500	(26,700)	(139,000)
Total	361,500	(26,700)	(182,000)
(a)Amounts related to transfer financial receivable to related party which only include principal, as discussed in Note 9.

Details of related party balances as of December 31, 2021 and 2022 are as follows:

(i)	Amounts due from related parties

	December 31,	December 31,
	2021	2022
	RMB	RMB
Zhuoyue (Note a)	467,214	549,699
Pucheng Credit (Note f)	—	204,000
Puxin (Note b)	123,261	195,406
Hengcheng (Note c)	144,961	172,103
Huichuang (Note a)	109,499	88,887
Hainan CreditEase (Note a)	16,185	20,259
Creditease Puze (Note a)	5,093	549
Others	13,043	35,329
Total	879,256	1,266,232

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.    RELATED PARTY BALANCES AND TRANSACTIONS — continued

(ii)	Amounts due to related parties

	December 31,	December 31,
	2021	2022
	RMB	RMB
Hengda Hongyuan (Note e)	340,216	198,045
Pucheng Credit (Note d)	31,141	12,162
Zhicheng A'Fu (Note d)	10,680	10,293
Huimin (Note d)	4,921	4,524
Hengcheng (Note c)	16,361	—
Huicong International (Note d)	15,974	—
Others	14,834	2,700
Total	434,127	227,724
(a)	Amounts relate to the referral services provided to the related parties.
(b)	Amounts relate to the prepayment of system support services provided to the related parties.
(c)	Amounts due from and due to Hengcheng were related to the disposal of Huimin and customer services provided.
(d)	Amounts relate to the provision of credit assessment, collection, system support, identity verification, referral services and trust investment provided by the related parties.
(e)	In 2022, based on the financing arrangement with Haijin Yichuang, RMB198,045 related to financing receivables was transferred to related party, which includes the principal and interests.
(f)	Amounts relate to the loans provided to the related party.

Non-competition arrangement

The Group entered into a non-competition agreement with CreditEase, under which they agreed not to compete with each other’s core business. The non-competition agreement was amended and restated on December 31, 2020. CreditEase agreed not to compete with the Group in a business that is of the same nature as (i) the online wealth business targeting the mass affluent(which refers to individuals with RMB1million to RMB10 million investable financial assets), unsecured and secured consumer lending, financing leasing, small and medium enterprise lending and other related services and businesses (“Yiren Digital Business”), and (ii) other businesses that the Group and CreditEase may mutually agree from time to time. The Group agreed not to compete with CreditEase in the business conducted by CreditEase, other than (i) the Yiren Digital Business and (ii) other businesses that the Group and CreditEase may mutually agree from time to time.

9.    SECURED BORROWINGS

In 2021 and 2022, Yichuang Financial Leasing entered into several financing arrangements, with a principal amount of RMB541.6 million and nil, respectively. According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right of certain financial receivables totaling RMB550.0 million and nil with remaining lease terms ranging from 1 to 3 years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right of financial receivables does not constitute a real asset transformation under PRC law, the proceeds from the external creditors were considered as secured borrowings. The Group’s secured borrowings have maturities ranging from 1 to 3 years.

As of December 31, 2022, the principal balance of secured borrowing is RMB963.7 million, among which RMB195.8 million secured borrowings is included in “Amounts due to related parties”, refer to Note 8.

Net secured borrowings amounted to RMB1,028.6 million and RMB767.9 million as of December 31, 2021 and 2022, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. YouRace Hengchuang was recognized as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2015 and 2016, and a 50% reduction for the subsequent three years. In November 2018, YouRace Hengchuang qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law and was entitled to preferential income tax rate of 15%, and the status was reaffirmed in December 2021. Yiren Hengsheng Technology Development (Beijing) Co., Ltd. (“Yiren Hengsheng” ) obtained the software enterprise certificate in March 2021, and was qualified as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2020 and 2021, and a 50% reduction for the subsequent three years, and the status was revaluated in May 2022. In addition, Hengyuda has been recognized as within encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15%. Except for the small low-profit enterprises, whose taxable income not exceed RMB1 million is computed at a reduced rate of 2.5%, taxable income from RMB1 million to RMB3 million at a reduced rate of 50%, and subject to income tax of 20%,Yiren Digital’s other subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries established in the PRC are subject to income tax rate of 25%, according to the EIT Law. The consolidated ABFE are not subject to income tax.

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

Since January 1, 2014, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2015 of the Group’s PRC subsidiaries and VIEs, remain subject to tax audits as of December 31, 2022, at the tax authority’s discretion.

Income tax (benefits)/expenses are comprised of the following:

	December 31,	December 31,	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax	77,274	85,198	410,106
Deferred tax	(157,885)	84,991	(109,594)
Total	(80,611)	170,189	300,512

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.   INCOME TAXES — continued

Reconciliation between the income tax at the PRC statutory tax rate and income tax expenses is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income before provision for income taxes	(773,359)	1,203,173	1,495,383
Statutory tax rate in the PRC	25%	25%	25%
Income tax (benefits)/expenses at statutory tax rate	(193,340)	300,793	373,846
Non-deductible expenses	9,126	12,663	365
Research and development super deduction	(5,460)	(8,508)	(5,697)
Effect of income not taxable	—	(24,604)	(29,398)
Effect of tax holiday and preferential tax rate	(178,938)	(132,485)	(45,074)
Adjustment on current income tax of the prior periods	6	(5,614)	(9,085)
Effect of different tax rates of subsidiaries operating in other jurisdictions	13,641	28,072	5,731
Effect of reversal of withholding income tax	(20,000)	—	—
Change in valuation allowance	294,354	(128)	9,824
Income tax (benefits)/expenses	(80,611)	170,189	300,512

The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	(178,938)	(132,485)	(45,074)
The aggregate effect on basic and diluted net income per share:
- Basic	(0.9924)	(0.7838)	(0.2580)
- Diluted	(0.9924)	(0.7766)	(0.2570)

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.   INCOME TAXES — continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Deferred revenue	3,095	10,783
Refund liabilities	860	—
Accrued expenses and other liabilities	18,068	15,402
Fair value changes	17,794	17,556
Allowance for uncollectible receivables	113,638	113,836
Amortization difference of long-term assets	13,601	—
Valuation allowance (i)	(38,050)	(40,567)
Total	129,006	117,010

Deferred tax liabilities:
Contract assets, net	224,086	105,252
Contract cost	2,944	188
Intangible assets	7,123	7,123
Total	234,153	112,563

Net deferred tax (liabilities)/assets	(105,147)	4,447
(i)	A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, forecasts of future profitability, existence of taxable temporary differences and reversal periods. The valuation allowance is considered on an individual entity basis. The Group has recognized a valuation allowance against deferred tax assets of RMB38,050 and RMB40,567 for the years ended December 31, 2021 and 2022, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.   INCOME TAXES — continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2022.

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the consolidated VIEs that are available for distribution were approximately RMB4,152 million and RMB4,594 million as of December 31, 2021 and 2022, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in the PRC subsidiaries and the consolidated VIEs. However, the aggregate undistributed earnings of the Company’s subsidiaries and the consolidated VIEs and its subsidiaries located in the PRC that are available for distribution as of December 31, 2022 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

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

Over the life of the Plan 2017, 43,386 RSUs were granted on July 1, 2019, at the fair value of US$6.92 per ordinary share, which was determined based on the closing price of the Company’s American depositary shares (“ADSs”) on The New York Stock Exchange on the grant date. Approximately 20.0% of the share awards were immediately vested and the rest is expected to be vested in various days up to four years. Over the life of the Plan 2020, 2,592,140 RSUs were granted on June 30, 2020, at fair value of US $2.07 per ordinary share. Approximately 15.4% of the share awards were immediately vested and the rest is expected to be vested in various days up to three years. 143,560 RSUs were granted on December 31, 2020, at fair value of US $1.67 per ordinary share, which were expected to be vested in various days up to three years. 1,830,024 RSUs were granted on June 30, 2021, at fair value of US$3.01 per ordinary share, which were expected to be vested in various days up to three years. 1,381,350 RSUs were granted on July 1, 2021, at fair value of US $2.79 per ordinary share, and all share awards were immediately vested. 168,022 RSUs were granted on January 1, 2022, at fair value of US$1.43 per ordinary share, Approximately 3.1% of the share awards were immediately vested and the rest is expected to be vested in various days up to three years. 10,754,250 RSUs were granted on July 1, 2022, at fair value of US$0.88 per ordinary share, Approximately 79.5% of the share awards were immediately vested and the rest is expected to be vested in various days up to three years.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.  SHARE-BASED COMPENSATION — continued

Share incentive plan — continued

Out of all the RSUs granted, 43,386 RSUs were granted to directors and employees of the Group under the 2017 Plan on July 1, 2019. 2,089,724 RSUs were granted under the 2020 Plan on June 30, 2020. 139,912 RSUs were granted on December 31, 2020. 1,060,464 RSUs were granted under the 2020 Plan on June 30, 2021. 447,698 RSUs were granted under the 2020 Plan on July 1, 2021. 79,732 RSUs were granted under the 2020 Plan on January 1, 2022. 3,633,302 RSUs were granted under the 2020 Plan on July 1, 2022. The awards granted to the employees of the Group are recognized as share-based compensation expenses, and measured based on the fair value as of the grant date. The Company recognized compensation expenses in general and administrative expense of RMB14,173, RMB19,089 and RMB22,135 for the years ended December 31, 2020, 2021 and 2022, respectively.

The remaining 502,416 RSUs were granted to employees of CreditEase and its consolidated subsidiaries and VIEs under the 2020 Plan on June 30, 2020. 3,648 RSUs were granted under the 2020 Plan on December 31, 2020. 769,560 RSUs were granted under the 2020 Plan on June 30, 2021. 933,652 RSUs were granted under the 2020 Plan on July 1, 2021. 88,290 RSUs were granted under the 2020 Plan on January 1, 2022. 7,120,948 RSUs were granted under the 2020 Plan on July 1, 2022. The awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs were recognized as deemed dividend from the Company to CreditEase as the employees of CreditEase do not provide services directly related to the Company. The awards are measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB5,312, RMB23,223 and RMB38,168 for the years ended December 31,2020, 2021 and 2022, respectively.

The total fair value of RSUs vested for the years ended on December 31, 2020,2021 and 2022 were RMB66,797, RMB59,611 and RMB73,068, respectively.

RSUs

A summary of RSUs activities is as follows:

		Weighted-Average
		Grant-Date
	Number of RSUs	Fair Value
		US$
Outstanding as of December 31, 2020	2,609,944	4.31
Granted	3,211,374	2.91
Vested	(2,287,340)	4.04
Forfeited	(894,782)	3.32
Outstanding as of December 31, 2021	2,639,196	3.18
Granted	10,922,272	0.89
Vested	(9,442,362)	1.15
Forfeited	(915,276)	2.74
Outstanding as of December 31, 2022	3,203,830	1.48

As of December 31, 2022, unrecognized compensation cost related to unvested awards granted to employees of the Group, adjusted for estimated forfeitures, was RMB7,651. This cost is expected to be recognized over a weighted average period of 1.3 years on an accelerated basis.

As of December 31, 2022, unrecognized deemed dividend related to unvested awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs, adjusted for estimated forfeitures, was RMB4,105. Such deemed dividend will be recorded over a weighted average period of 1.4 years on an accelerated basis.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.  SHARE REPURCHASE PROGRAM

In June 2018, the Board authorized a share repurchase program under which the Company may repurchase up to US$20 million worth of its ADSs. In September 2022, the Board authorized a share repurchase program under which the Company may repurchase up to US$20 million worth of its ADSs. The 2018 Share Repurchase Program was simultaneously terminated. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management.

During the years ended December 31, 2021 and 2022, the Company had repurchased 128,562 ADSs for RMB2,750 (US$432) and 430,260 ADSs for RMB3,837 (US$556) on the open market, at a weighted average price of US$3.31 per ADS and US$1.27 per ADS, respectively. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

13.   NET (LOSS)/INCOME PER SHARE AND NET (LOSS)/INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The basic and diluted net (loss)/income per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net (loss)/income	(692,748)	1,032,984	1,194,871
Denominator:
Weighted average number of ordinary shares outstanding, basic	180,301,898	169,029,826	174,695,959
Plus incremental weighted average ordinary shares from assumed vesting of RSUs using the treasury stock method(i)	—	1,560,377	695,373
Weighted average number of ordinary shares outstanding, diluted	180,301,898	170,590,203	175,391,332

Basic net (loss)/income per share	(3.8422)	6.1113	6.8397
Diluted net (loss)/income per share	(3.8422)	6.0554	6.8126
(i)	There were 592,249 RSUs, nil and nil, which were excluded from the computation of diluted net (loss)/income per share for 2020, 2021 and 2022 because their effect was anti-dilutive.

14.  LEASES

The Group leases certain office premises to support its core business under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2022, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2022, the Group had no significant lease contract that has been entered into but not yet commenced.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.  LEASES — continued

A summary of supplemental information related to operating leases as of December 31, 2022 is as follows:

	Year ended		Year ended
	December 31, 2021		December 31, 2022
Operating lease ROU assets	80,752		33,909
Operating lease liabilities	72,101		35,229
Operating leases - Weighted average remaining lease term	2.47	years	2.11	years
Operating leases - Weighted average discount rate	3.4%		3.3%

A summary of lease cost recognized and recorded in sales and marketing and general and administrative expenses in the consolidated statements of operations and supplemental cash information related to operating leases is as follows:

	Year ended	Year ended
	December 31, 2021	December 31, 2022
Operating lease cost	99,036	27,715
Short-term lease cost	4,220	192
Total	103,256	27,907
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	81,695	17,743
Non-cash ROU assets in exchange for new lease liabilities:
Operating leases	103,217	12,289

As of December 31, 2022, the maturity of operating lease liabilities under the Group’s non-cancelable operating leases is as follows:

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB
2022	31,854	—
2023	21,800	17,945
2024	18,718	16,304
2025	2,776	2,253
2026 and thereafter	—	—
Subtotal	75,148	36,502
Less: imputed interest	3,047	1,273
Present value of operating lease liabilities	72,101	35,229

15.   SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. As a result of the acquisition under common control during 2019, the Group changed its internal organization structure and changed its reportable segments from one to two: Yiren Wealth (predecessor of “Yiren Select”) and Yiren Credit. Yiren Wealth(predecessor of “Yiren Select”) conducts holistic wealth business and Yiren Credit focuses on consumer credit business. Other segment primarily includes electronic commerce business launched in 2021. In the second half of 2022, the Group upgraded and re-branded Yiren Wealth as Yiren Select, which is our comprehensive wealth solution platform that targets the mass affluent population with a variety of non-financial products and services as well as wealth solutions.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.   SEGMENT INFORMATION — continued

The summary of each segment’s operating results for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenue:
Holistic wealth	1,432,364	1,260,513	1,171,992
Consumer credit	2,529,598	3,184,302	1,959,732
Others	—	33,114	302,896
Total net revenue	3,961,962	4,477,929	3,434,620
Operating costs and expenses:
Holistic wealth	(760,180)	(952,224)	(851,974)
Consumer credit	(3,703,031)	(2,130,221)	(878,375)
Others	—	(10,340)	(84,832)
(Loss)/income from operations:
Holistic wealth	672,184	308,289	320,018
Consumer credit	(1,173,433)	1,054,081	1,081,357
Others	—	22,774	218,064
Total segment (loss)/income from operations	(501,249)	1,385,144	1,619,439
Unallocated expenses	(204,589)	(97,811)	(147,575)
Other (expenses)/income	(67,521)	(84,160)	23,519
(Loss)/income before provision for income taxes	(773,359)	1,203,173	1,495,383

All of the Group’s revenue were generated from the PRC and all of long-lived assets of the Group were located in the PRC. Depreciation and amortization expenses of Holistic Wealth for the years ended December 31, 2020, 2021 and 2022 were RMB1,888, RMB1,403 and RMB1,844, respectively, while such expenses of Consumer credit for the years ended December 31, 2020, 2021 and 2022 were RMB78,751, RMB29,225 and RMB19,032, respectively, while such expenses of Other segment for the years ended December 31, 2020, 2021 and 2022 were nil, nil and RMB65, respectively.

16.  EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB233,917, RMB182,154 and RMB89,682 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC entities. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2020, 2021 and 2022.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.  STATUTORY RESERVES AND RESTRICTED NET ASSETS — continued

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of December 31, 2021 and 2022, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entities of the Group not available for distribution amounted to RMB8,205,004 and RMB8,175,271, respectively (including the statutory reserve fund of RMB510,857 and RMB496,460 as of December 31, 2021 and 2022, respectively).

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

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets:
Cash and cash equivalents	6,464	23,974	3,476
Prepaid expenses and other assets	172	2,411	350
Amounts due from its subsidiaries and the consolidated VIEs	1,407,745	1,397,591	202,632
Available-for-sale investments	88,987	48,911	7,091
Investments in its subsidiaries and the consolidated VIEs	3,332,221	4,572,152	662,899

Total assets	4,835,589	6,045,039	876,448
Liabilities:
Accrued expenses and other liabilities	14,157	14,226	2,062

Total liabilities	14,157	14,226	2,062
Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 189,856,980 and 199,299,342 shares issued as of December 31, 2021 and 2022, respectively; 169,995,926 and 178,577,768 shares outstanding as of December 31, 2021 and 2022, respectively)	123	129	19
Treasury stock (1,301,054 and 2,161,574 shares as of December 31, 2021 and 2022, respectively)	(42,897)	(46,734)	(6,776)
Additional paid-in capital	5,100,486	5,160,783	748,243
Accumulated other comprehensive income	11,553	7,765	1,126
(Accumulated deficit)/Retained earnings	(247,833)	908,870	131,774

Total equity	4,821,432	6,030,813	874,386

Total liabilities and equity	4,835,589	6,045,039	876,448

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating expenses	(31,359)	(39,311)	(44,655)	(6,474)
Interest income	665	2,399	1,833	266
Non-operating income/(expense), net	1,041	(1)	(39)	(6)

Share of (loss)/income of its subsidiaries and the consolidated VIEs	(663,095)	1,069,897	1,237,732	179,454

Net (loss)/income	(692,748)	1,032,984	1,194,871	173,240

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net (loss)/income	(692,748)	1,032,984	1,194,871	173,240

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment	(8,293)	(3,193)	8,563	1,242
Unrealized gain/(loss) on available-for-sale investments	3,546	(2,362)	(12,351)	(1,791)

Comprehensive (loss)/income	(697,495)	1,027,429	1,191,083	172,691

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net cash used in operating activities	(13,393)	(10,040)	(22,907)	(3,321)

Cash Flows from Investing Activities:
Amounts due from/to its subsidiaries, the consolidated VIEs and related parties	(9,561)	(11,879)	9,766	1,416
Purchase of available-for-sale investments	—	(34,234)	—	—
Proceeds on disposal of available-for-sale investments	9,755	14,942	33,215	4,816

Net cash provided by/(used in) investing activities	194	(31,171)	42,981	6,232
Cash Flows from Financing Activities:
Repurchase of ordinary shares	(3,050)	(2,750)	(3,837)	(556)

Net cash used in financing activities	(3,050)	(2,750)	(3,837)	(556)

Effect of foreign exchange rate changes	(1,176)	(588)	1,273	185

Net (decrease)/increase in cash and cash equivalents	(17,425)	(44,549)	17,510	2,540
Cash and cash equivalents, beginning of year	68,438	51,013	6,464	936

Cash and cash equivalents, end of year	51,013	6,464	23,974	3,476

YIREN DIGITAL LTD.

SCHEDULE I-NOTES TO THE CONDENSED FINANCIAL INFORMATION

1.	BASIS FOR PREPARATION

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

2.	INVESTMENTS IN SUBSIDIARIES AND THE CONSOLIDATED VIES

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

3.	AMOUNTS DUE FROM ITS SUBSIDIARIES AND THE CONSOLIDATED VIES

As of December 31, 2021 and 2022, the amounts mainly represent receivables from Creditease Puhui for the disposal of subsidiaries.