Form 20-F
period 2023-12-31
Yiren Digital Ltd.
filed 2024-05-15
CIK 1631761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-37657

Yiren Digital Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

28/F, China Merchants Bureau Building
118 Jianguo Road
Chaoyang District, Beijing 100022
The People’s Republic of China
(Address of principal executive offices)

Na Mei
Chief Financial Officer
Telephone: +86 10 5964-4552
Email: ir@yiren.com
28/F, China Merchants Bureau Building
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

174,706,968 ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b - 2 of the Exchange Act.

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

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).

☐

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

 ☐Yes  ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“ADSs” refer to our American depositary shares, each of which represents two ordinary shares;
●	“CreditEase” refers to CreditEase Holdings (Cayman) Limited, our parent company and controlling shareholder;
●	“M3+ Net Charge-off Rate” with respect to loans facilitated during a specified time period, which we refer to as a vintage, is defined as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period, and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage;
●	“ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
●	“VIEs” or “variable interest entities” refer to the domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;
●	“we,” “us,” “our company” and “our” refer to Yiren Digital Ltd., a Cayman Islands holding company, its subsidiaries, and, only in the context of describing our consolidated financial information, the consolidated variable interest entities in China. See “Item 4. Information on the Company - C. Organizational Structure” for an illustrative diagram of our corporate structure;
●	“Yiren Credit” refers to the financial services platform (formerly known as “credit-tech platform”) that has the capability to provide individual borrowers and small business owners with a full spectrum of online multi-channel loan products funded by financial institutions;
●	“Yiren Digital” refers to Yiren Digital Ltd., a Cayman Islands holding company;
●	“Yiren Select” refers to the “Finance Plus Life” super-app that caters to the mass affluent group’s diversified and comprehensive needs in different life scenarios by offering a variety of non-financial products and services as well as wealth solutions. Yiren Wealth was the predecessor of Yiren Select. In the second half of 2022, Yiren Wealth was upgraded and re-branded as “Yiren Select”;
●	“Yiren Wealth” (predecessor of “Yiren Select”) refers to our wealth solution platform that specifically targets the mass affluent population and provides it with comprehensive wealth solutions; and
●	“Yixianghua” refers to an online lending platform that provides small revolving loan facilitation services.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the online consumer finance marketplace market in China;
●	our expectations as to the charge-off rates of loans facilitated through our platform;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with borrowers and clients;
●	our plans to invest in our proprietary technologies in the areas of data collection and processing algorithms as well as new business initiatives;
●	competition in our industry;
●	risks related to our corporate structure, in particular the VIE structure;
●	residual impact of COVID-19 outbreaks on our current and future business development, financial condition and results of operations; and
●	relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements, and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Yiren Digital Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries and (ii) the consolidated variable interest entities with which its subsidiaries have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in the internet culture business and certain value-added telecommunication services such as internet content provision services. Accordingly, these businesses are operated by the variable interest entities in China. Neither Yiren Digital Ltd. nor its subsidiaries own any equity interest or direct foreign investment in the variable interest entities. Instead, Yiren Digital Ltd. relies on contractual arrangements among its PRC subsidiaries, the variable interest entities and their shareholders, which allow Yiren Digital Ltd. to (i) direct the activities of the variable interest entities that most significantly impact their economic performance; (ii) receive substantially all of the economic benefits of the variable interest entities; and (iii) have an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permitted by PRC law. As a result of these VIE agreements, Yiren Digital Ltd. is considered the primary beneficiary of the variable interest entities for accounting purposes and is able to consolidate the financial results of the variable interest entities in the consolidated financial statements in accordance with U.S. GAAP. Revenues contributed by the consolidated variable interest entities accounted for 71.3%, 53.0% and 33.2% of our total revenues for 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yiren Digital Ltd., its subsidiaries, and, only in the context of describing our consolidated financial information, the consolidated variable interest entities in China. Depending on the context, we refer to the consolidated variable interest entities by their legal names or “variable interest entities” or “VIEs”, including but not limited to the following entities:

●	CreditEase Puhui Information Consultant (Beijing) Co., Ltd. or CreditEase Puhui, which was established in March 2011 and holds a Domestic Call Center Service Permit, operates a website and primarily engages in the credit business;
●	Haijin Yichuang Financial Leasing Co., Ltd. or Yichuang Financial Leasing, which was established in March 2017 and primarily engages in the business of financial leasing;
●	Hainan Haijin Yichuang Micro-lending Co., Ltd. or Yichuang Micro-lending, which was established in May 2017 and primarily engages in the micro-lending business;
●	Tianjin Linyang Information and Technology Co., Ltd. or Tianjin Linyang, which was established in July 2019 and primarily engages in the borrower acquisition services;
●	Hexiang Insurance Broker Co., Ltd. or Hexiang Insurance Brokers, which was established in September 2011 and holds Business Licenses to Professional Insurance Intermediaries, operates a website and primarily engages in the insurance brokerage business;
●	Yiren Financial Information Service (Beijing) Co., Ltd. or Yiren Financial Information, which was established in October 2016 and primarily engages in customer membership services business;
●	Beijing Yiding Technology Co., Ltd. or Yiding Technology, which was established in August 2019 and primarily engages in the insurance referral business;
●	Beijing Kechuang Xinlian Technology Co., Ltd. or Kechuang Xinlian, which was established in November 2019 and holds an Internet Content Provider License and an Electronic Data Interchange License, operates a website, a mobile application and a mini-program and primarily engages in the e-commerce and micro-lending businesses;

●	Beijing Yiyouxuan Technology Information Service Co., Ltd. or Yiyouxuan, which was established in July 2022 and holds an Internet Content Provider License and an Electronic Data Interchange License, operates a mobile application and primarily engages in membership services;
●	Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. or Dekai Yichuang, which was established in March 2016 and had no business operation other than holding shares as of the date of this annual report;
●	Hainan Haijin Yichuang Data Information Service Co., Ltd. or Yichuang Data, which was established in December 2016 and had no business operation other than holding shares as of the date of this annual report; and
●	Heilongjiang Changtuo Technology Development Co., Ltd. or Changtuo Technology, which was established in January 2014 and had no business operation other than holding shares as of the date of this annual report.

Yiren Digital Ltd. has no equity ownership in the consolidated variable interest entities. Therefore, investors investing in our ADSs are not holding equity interest in the consolidated variable interest entities but instead are holding equity interest in a holding company incorporated in the Cayman Islands.

The following diagram illustrates our corporate structure, including our subsidiaries, the consolidated variable interest entities, and our consolidated assets backed financing entities, as of the date of this annual report:

Yiren Digital Ltd.
(Cayman Islands)
100%
YouRace Digital Holdings HK Limited
("YouRace HK")
(Hong Kong)
100%
Yiren Blue Boyage Limited
("Blue Boyage")
(Cayman Islands)
100%
Yiren Vision Pte. Ltd.
("Yiren Vision")
(Singapore)
100%
Creditable Lending Corporation
("Creditable Lending")
(Filipion)
99%
CAPITAL PARA MEXICANOS EMPRENDEDORES S.A. de C.V.,SOFOM., ENR
("SOFOM")
(Mexico)
Outside China
Inside China
100%
YouRace Hengchuang Technology Development (Beijing) Co., Ltd.
("YouRace Hengchuang")
100%
Zhenzhi Youpin (Hainan) Technology Trade Co., Ltd.
("Zhenzhi Youpin")
100%
Chongqing Hengfengyi Technology Co., Ltd.
("Hengfengyi")
100%
Chongqing Hengyuda Technology Co., Ltd.
("Hengyuda")
Bohai Trust · 2023 Huian No. 49 Single Fund Trust (3)
("Huian No. 49")
National Trust · Tianji No. 47 Collective Fund Trust (3)
("Tianji No. 47")
100%
Yiren Hengsheng Technology Development (Beijing) Co., Ltd.
("Yiren Hengsheng")
100%
Shenzhen Zhongbang Information Consulting Service Co., Ltd.
("Shenzhen Zhongbang")
100%
Yiren Information Consulting (Beijing) Co., Ltd.
("Yiren Information")
100%
Fujian Jiaying Financing Guarantee Co., Ltd.
("Fujian Jiaying")
100%
Hesi Shengju Technology Development (Xinjiang) Co.Ltd.
("Hesi Shengju")
CreditEase Puhui Information Consultant (Beijing) Co., Ltd. (1)
("CreditEase Puhui")
100%
Dekai Yichuang Asset Management (Shenzhen) Co., Ltd.
("Dekai Yichuang")
100%
Tianjin Linyang Information and Technology Co., Ltd.
("Tianjin Linyang")
100%
Hainan Haijin Yichuang Data Information Service Co., Ltd.
("Yichuang Data")
100%
Haijin Yichuang Financial Leasing Co., Ltd.
("Yichuang Financial Leasing")
50%
50%
Hainan Haijin Yichuang Micro-lending Co., Ltd.
("Yichuang Micro-lending")
100%
Xinjiang Hengyu Innovation Technology Development Co., Ltd.
("Hengyu Innovation")
100%
Chongqing Jintong Financing Guarantee Co., Ltd. ("Jintong")
Yiren Financial Information Service (Beijing) Co., Ltd. (2)
("Yiren Financial Information")
100%
Beijing Yiyouxuan Technology Information Service Co., Ltd.
("Yiyouxuan")
100%
Heilongjiang Changtuo Technology Development Co., Ltd.
("Changtuo Technology")
100%
Baijunda Logistics (Wuhan) Co., Ltd.
("Baijunda")
49%
100%
Wuhan Linyi Business Consulting Co., Ltd.
("Wuhan Linyi")
51%
Hexiang Insurance broker Co., Ltd.
("Hexiang Insurance Brokers")
100%
Heanjun Auto Rescue (Wuhan) Co., Ltd
("Heanjun")
100%
Beijing Kechuang Xinlian Technology Co., Ltd.
("Kechuang Xinlian")
100%
Beijing Yiding Technology Co., Ltd.
("Yiding Technology")
Equity interest
Contractual arrangement
Consolidated Assets Backed Financing Entities

Notes:

(1)	The shareholders of CreditEase Puhui are Mr. Ning Tang and Ms. Mei Zhao, holding 99% and 1% of CreditEase Puhui’s equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Mei Zhao is one of our employees.

(2)	The shareholders of Yiren Financial Information are Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang and Ms. Yan Tian, holding 95%, 4% and 1% of Yiren Financial Information’s equity interest, respectively. The ultimate shareholders of Pucheng Credit Assessment and Management (Beijing) Co., Ltd. are Mr. Ning Tang and Ms. Yan Tian, ultimately holding 95% and 5% of its equity interest, respectively. Mr. Ning Tang is our executive chairman, and Ms. Yan Tian is a third-party individual designated by CreditEase.
(3)	Our subsidiaries hold significant variable interests in Huian No. 49 and Tianji No.47 (collectively, the “ABFE”) through the transaction fees charged and/or direct investment. Accordingly, we are considered the primary beneficiary of the ABFE and has consolidated the ABFE’s assets, liabilities, results of operations, and cash flows in the consolidated financial statements. For more information about the consolidated ABFE, please see “Note 2—Summary of Significant Accounting Policies—Basis of Consolidation—Consolidated ABFE” to our consolidated financial statements included elsewhere in this annual report.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, equity pledge agreements, powers of attorney and business operation agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual agreements, we are considered the primary beneficiary of the variable interest entities and have consolidated the financial results of these companies in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities.”

However, the contractual arrangements may not be as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities, and their respective shareholders for certain business operations in China, which may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

In addition, our corporate structure is subject to risks associated with our contractual arrangements with the consolidated variable interest entities. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Yiren Digital, the Cayman Islands holding company, with respect to its contractual arrangements with the consolidated variable interest entities and their shareholders. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretations of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Doing Business in China

We and the VIEs face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China through our PRC subsidiaries and the VIEs, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the consolidated variable interest entities in China. The operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our company and the consolidated variable interest entities in China, including, among others, Internet Content Provider (“ICP”) License, Electronic Data Interchange License, Domestic Call Center License, Food Business Permit, Filing Recordation for Medical Devices Operating Enterprise, Financing Guarantee Business License, Approval to Conduct Financial Leasing Business, Approval to Conduct Micro-lending Business and Business Licenses to Professional Insurance Intermediaries. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, our PRC subsidiaries and the consolidated variable interest entities may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Also, in connection with issuance of securities to foreign investors, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provides that a company in China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties.

Companies in China that have been listed overseas before March 31, 2023 are not required to file with the CSRC in connection with the historical offerings, although these companies are required to fulfill filing obligations with the CSRC in connection with their additional capital raising activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our historical offerings, but may be subject to the filing requirements for our future capital raising activities, if any, under the Overseas Listing Regulations. As of the date of this annual report, in connection with our previous issuance of securities to foreign investors, none of us, our PRC subsidiaries and the consolidated variable interest entities, (i) have received a request to obtain permissions or complete filings from the CSRC, (ii) have received a request to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or (iii) have received or were denied such requisite permissions by any PRC authority.

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

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We operate in emerging and evolving industries, and our operations, services and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.
●	If the funding from institutional funding partners is insufficient to meet user demand for loans on our platform, our business and results of operations will be adversely affected.
●	If we are unable to maintain or increase the volume of loans facilitated through our marketplace or if we are unable to retain existing borrowers or clients or attract new borrowers or clients, our business and results of operations will be adversely affected.
●	If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.
●	We may not be able to achieve profitability in the future.
●	If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
●	Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Risks Related to Our Carve-out from CreditEase and Our Relationship with CreditEase

Risks and uncertainties related to our carve-out from CreditEase and our relationship with CreditEase include, but are not limited to, the following:

●	We rely on our parent company, CreditEase, for the successful operation of our business.
●	Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

●	We may have conflicts of interest with CreditEase and, because of CreditEase’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Yiren Digital Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries in China, and (ii) the consolidated variable interest entities with which its subsidiaries have maintained contractual arrangements. Yiren Digital Ltd. has no equity ownership in the consolidated variable interest entities. Therefore, investors investing in our ADSs are not holding equity interest in the consolidated variable interest entities but instead are holding equity interest in a holding company incorporated in the Cayman Islands. There are uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of these contractual arrangements. If the whole or any part of our contractual arrangements with the variable interest entities and their shareholders is found to be unenforceable, we may not be able to consolidate, or derive economic interests from the consolidated variable interest entities and their subsidiaries, which could result in a material adverse change in the financial performance of our company and the value of our ADSs.
●	Any failure by the consolidated variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business through our subsidiaries and the VIEs in China in general, including, but not limited to, the following:

●	PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
●	Changes in China’s or global economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.
●	Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	The funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.”

●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Related to Our American Depositary Shares

In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.
●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Cash and Asset Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization, including for our subsidiaries and the VIEs. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or their subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, other financing activities and cash generated from operating activities. Our Cayman Islands holding company transferred cash in the total amount of RMB11.9 million to our subsidiaries in 2021, and received RMB9.8 million and RMB49.7 million (US$7.0 million) from our subsidiaries in 2022 and 2023, respectively. In 2021, 2022 and 2023, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. Pursuant to the exclusive technical and consulting services agreements between our wholly-owned PRC subsidiaries and the consolidated variable interest entities, the amount of service fees shall be calculated in such manner as determined by both the consolidated variable interest entities and our wholly-owned PRC subsidiary from time to time based on the nature of service paid. The consolidated variable interest entities have paid RMB66.0 million, RMB378.1 million and RMB93.3 million (US$13.1 million) of service fees to our wholly-owned PRC subsidiary under the variable interest entity arrangements for the years ended December 31, 2021, 2022 and 2023, respectively. The consolidated variable interest entities expect to continue to settle any service fees incurred under the exclusive technical and consulting services agreements. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of Chinese mainland are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.”

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) our company and the VIEs have taxable earnings, and (ii) our company and the VIEs determine to pay dividends in the future:

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of variable interest entity agreements, our PRC subsidiaries may charge the consolidated variable interest entities for services provided to the consolidated variable interest entities. These service fees shall be recognized as expenses of the consolidated variable interest entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the consolidated variable interest entities file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the consolidated variable interest entities and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and the variable interest entities qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or the FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the consolidated variable interest entities will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the consolidated variable interest entities exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the consolidated variable interest entities could make a non-deductible transfer to our PRC subsidiaries for the amount of the stranded cash in the consolidated variable interest entities. This would result in such transfer being non-deductible expenses for the consolidated variable interest entities but still taxable income for the PRC subsidiaries.

Under PRC laws and regulations, our company and the VIEs are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries, which in turn rely on consulting and other fees paid to us by the consolidated variable interest entities, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the consolidated variable interest entities, when distributing its after-tax profits to shareholders, is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Such reserve is not distributable as cash dividends.

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

Financial Information Related to the Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and other entities as of the dates presented:

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2023
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing		Consolidated
	Parent	Subsidiaries	Interest Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net revenue	—	3,610	2,878	—	(1,592)	4,896
Net (loss)/income	(39)	904	1,335	(86)	(34)	2,080

	For the Year Ended December 31, 2022
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing		Consolidated
	Parent	Subsidiaries	Interest Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net revenue	—	2,063	2,541	—	(1,169)	3,435
Net (loss)/income	(43)	370	848	17	3	1,195

	For the Year Ended December 31, 2021
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing		Consolidated
	Parent	Subsidiaries	Interest Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net revenue	—	1,773	3,282	—	(577)	4,478
Net (loss)/income	(37)	790	349	(75)	6	1,033

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2023
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Cash and cash equivalents	23	2,405	3,363	—	—	5,791
Restricted cash	—	—	—	267	—	267
Trading securities	—	—	76	—	—	76
Accounts receivable	—	442	57	—	—	499
Contract assets, net	—	824	154	—	—	978
Prepaid expenses and other assets	—	375	46	6	—	427
Loans at fair value	—	389	—	289	—	678
Financing receivables	—	2	114	—	—	116
Amounts due from related parties	1,350	1,767	1,237	—	(3,534)	820
Held-to-maturity investments	—	—	—	10	—	10
Available-for-sale investments	30	695	—	—	(285)	440
Property, equipment and software, net	—	51	62	—	(34)	79
Deferred tax assets	—	—	73	—	—	73
Right-of-use assets	—	12	11	—	—	23
Investments in its subsidiaries and the consolidated VIEs	6,690	126	—	—	(6,816)	—
Total assets	8,093	7,088	5,193	572	(10,669)	10,277
Accounts payable	—	12	18	1	—	31
Amounts due to related parties	—	908	2,625	15	(3,534)	14
Deferred revenue	—	54	—	—	—	54
Payable to investors at fair value	—	—	—	731	(285)	446
Accrued expenses and other liabilities	7	248	1,243	2	—	1,500
Deferred tax liabilities	—	102	20	—	—	122
Lease liabilities	—	14	10	—	—	24
Total liabilities	7	1,338	3,916	749	(3,819)	2,191

	As of December 31, 2022
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Cash and cash equivalents	24	1,452	2,796	—	—	4,272
Restricted cash	—	—	—	89	—	89
Accounts receivable	—	120	101	—	—	221
Contract assets, net	—	519	108	—	—	627
Contract cost	—	—	1	—	—	1
Prepaid expenses and other assets	2	204	114	1	—	321
Loans at fair value	—	—	—	54	—	54
Financing receivables	—	—	514	—	—	514
Amounts due from related parties	1,398	1,163	1,112	—	(2,407)	1,266
Held-to-maturity investments	—	1	—	2	—	3
Available-for-sale investments	49	481	595	—	(152)	973
Property, equipment and software, net	—	14	63	—	—	77
Deferred tax assets	—	—	84	—	—	84
Right-of-use assets	—	24	10	—	—	34
Investments in its subsidiaries and the consolidated VIEs	4,572	1,432	—	—	(6,004)	—
Total assets	6,045	5,410	5,498	146	(8,563)	8,536
Accounts payable	—	5	9	—	—	14
Amounts due to related parties	—	318	2,312	5	(2,407)	228
Deferred revenue	—	56	9	—	—	65
Payable to investors at fair value	—	—	—	232	(232)	—
Accrued expenses and other liabilities	14	169	1,132	—	—	1,315
Secured borrowings	—	—	768	—	—	768
Deferred tax liabilities	—	63	17	—	—	80
Lease liabilities	—	26	9	—	—	35
Total liabilities	14	637	4,256	237	(2,639)	2,505

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2023
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net cash (used in)/provided by operating activities	(25)	742	1,379	26	49	2,171
Net cash provided by/(used in) investing activities	72	102	792	(900)	34	100
Net cash (used in)/provided by financing activities	(48)	114	(1,604)	1,052	(83)	(569)
Effect of foreign exchange rate changes	—	(4)	—	—	—	(4)

	For the Year Ended December 31, 2022
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net cash (used in)/provided by operating activities	(23)	483	1,375	4	10	1,849
Net cash provided by/ (used in) investing activities	43	(522)	428	35	69	53
Net cash (used in)/provided by financing activities	(4)	—	(400)	(6)	(79)	(489)
Effect of foreign exchange rate changes	1	1	—	—	—	2

	For the Year Ended December 31, 2021
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	Parent	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB
	(in millions)
Net cash (used in)/provided by operating activities	(10)	(35)	250	(35)	(12)	158
Net cash (used in)/provided by investing activities	(31)	81	(359)	66	(104)	(347)
Net cash (used in)/provided by financing activities	(3)	—	501	(187)	116	427
Effect of foreign exchange rate changes	(1)	—	—	—	—	(1)

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We operate in emerging and evolving industries, and our operations, services and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.

We operate in emerging and evolving industries. To respond to constantly changing market trends, we have been continuously expanding and upgrading our product and service offerings. For instance, we began operating our business on a more diverse and scalable mix of service platforms—Yiren Credit and Yiren Wealth (predecessor of “Yiren Select”) through our subsidiaries and the VIEs as a result of our strategic business realignment with CreditEase in 2019. In May 2020, we initiated insurance brokerage business through Hexiang Insurance Brokers, a subsidiary of a VIE. In the second half of 2022, we upgraded and re-branded Yiren Wealth as Yiren Select, which caters to the mass affluent group’s diversified and comprehensive needs in different life scenarios by offering a variety of non-financial products and services as well as wealth solutions. In the first quarter of 2023, we re-categorized non-financial products and services offered through e-commerce platforms, such as Yiren Select, into a new business segment, namely the consumption and lifestyle business. The consumption and lifestyle business offers a range of selective non-financial products and services to fulfill various consumption demands by clients. These offerings span in multiple sectors, such as various membership upgraded services, 3C products (computers, consumer electronics, and communication devices), and healthcare products and services. Furthermore, to expand our business internationally, we initiated the offering of financial services business in the Philippines at the end of 2022. Since the beginning of 2023, our financial services business in the Philippines have experienced rapid growth. Currently, the business is in its early stages and poised for further expansion.

We may continue to introduce new products and service offerings, or make adjustments to our existing products, service offerings or business model through the operation of our subsidiaries and the VIEs. However, the introduction of new products or service offerings, or any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. The risks and challenges our company and the VIEs encounter or may encounter in this developing and rapidly-evolving market may adversely impact our business and prospects. These risks and challenges include our ability to, among other things:

●	navigate an evolving regulatory environment;
●	expand the base of borrowers and clients served on our platforms;
●	acquire borrowers and clients in a cost-effective manner;
●	enhance our risk management capabilities and maintain low delinquency rates of transactions facilitated by us;
●	continue to scale our technology infrastructure to support the growth of our platform and higher transaction volume;
●	broaden our product and service offerings;
●	enhance our risk management capabilities;
●	attract sufficient funding from institutional funding partners;
●	improve our operational efficiency;
●	cultivate a vibrant consumer finance ecosystem;
●	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;
●	attract, retain and motivate talented employees; and
●	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

Our company and the VIEs are subject to all risks and challenges inherent in developing a business enterprise in emerging and evolving industries. If the market for our marketplace does not develop as we or the VIEs expect, or if we or the VIEs fail to address the needs of our target market, or other risks and challenges, our business and results of operations will be harmed.

If the funding from institutional funding partners is insufficient to meet user demand for loans on our platform, our business and results of operations will be adversely affected.

We generated a majority of our revenue from financial service business in 2023. The growth and success of the financial service business depends on the availability of adequate funding to meet users’ demand for loans on our platform. These loans are funded mainly by third parties or our subsidiaries. The funding sources for third-party loans are investments from institutional funding partners only, which primarily include commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. In 2023, our company and the VIEs facilitated RMB35,992.3 million (US$5,069.4 million) loans that were funded by third parties, representing 99.9% of the total loans facilitated on our platform. The loans funded by our subsidiaries amounted to RMB44.0 million (US$6.2 million) in 2023, representing 0.1% of the total loans facilitated on our platform.

To maintain a high growth momentum of our marketplace, we must continuously attract more institutional funding partners to our marketplace. If there is insufficient funding from these institutional funding partners, borrowers may not be able to obtain capital through our marketplace and may turn to other sources for their borrowing needs. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgate new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. The cooperation with institutional funding partners by us and the VIEs for the financial service business is not on an exclusive basis. If the governmental authorities further tighten the regulations on the online consumer finance industry, our institutional funding partners would become more selective in choosing partners for referring borrowers and facilitating loans for them. The competition our company and the VIEs face would become even more intense. If we fail to continuously meet their requirements or needs, our financial institution partners may stop cooperating with us and turn to our competitors, which may also materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain or increase the volume of loans facilitated through our marketplace or if we are unable to retain existing borrowers or clients or attract new borrowers or clients, our business and results of operations will be adversely affected.

The growth of our marketplace is largely dependent on our ability to increase the volume of loans facilitated under the financial service business, as well as our ability to attract and retain borrowers and clients for our various service offerings, which may be affected by several factors, including the regulatory environment, our brand recognition and reputation, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the spectrum and attractiveness of our current service and product offering portfolio, the efficiency of our platform, the macroeconomic environment and other factors.

To maintain the high growth momentum of our marketplace, our company and the VIEs must continuously increase the volume of loans and the sales volume of other products and services by retaining current participants and attracting more users whose needs for financing, or wealth appreciation or protection can be met on our marketplace. If there is insufficient funding from our institutional funding partners, borrowers may not be able to obtain capital through our marketplace and may turn to other sources for their borrowing needs. If our company or the VIEs are unable to attract qualified borrowers and sufficient funding from our institutional funding partners, or if borrowers do not continue to participate in our marketplace at the current rates due to business or regulatory reasons, our company or the VIEs might not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

To the extent permitted by laws and regulations, our company and the VIEs intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels. For our financial services business, our company and the VIEs attract borrowers through online channels, such as social media platforms, search engine marketing, search engine optimization, mobile application downloads through major application stores, as well as various marketing campaigns and membership services. Historically, we also utilized offline channels for borrower acquisition, and we relied on CreditEase Puhui Information Consultant (Beijing) Co., Ltd., or CreditEase Puhui, an entity managing CreditEase’s national service network, for offline borrower acquisition. We started to scale back our offline borrower acquisition in the second half of 2021 and discontinued the business in February 2022 to optimize product mix, cost efficiency and revenue structure during and post the pandemic period. In 2021, 2022 and 2023, 6.1%, 0.0% and 0.0% of our borrowers were acquired through CreditEase Puhui, respectively, contributing 29.3%, 0.0%, and 0.0% of the total amount of loans facilitated through our marketplace, respectively. For our insurance brokerage business, we acquire clients through a variety of sources, such as online direct marketing, CreditEase ecosystem, member referral, channel partnership and social media platforms. For our consumption and lifestyle service business, we primarily serve our existing customers from all business lines.

There is no assurance that our company or the VIEs will be successful with our user acquisition efforts. If any of our current user acquisition channels becomes less effective, if we are unable to continue to use any of these channels, or if we are not successful in using new channels, our company or the VIEs may not be able to acquire new borrowers and clients in a cost-effective manner or convert potential borrowers and clients into active borrowers and clients, and may even lose our existing borrowers and clients to our competitors. If our company or the VIEs are unable to attract qualified borrowers and sufficient funding from our institutional funding partners or if clients do not continue to participate in our marketplace, we might be unable to increase our loan transaction volume or sales volume of other products and services and thus unable to increase revenues as we expect, and our business and results of operations may be adversely affected.

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

Our company and the VIEs organize, store and analyze information provided by users after obtaining their consent. This information contains certain personal information of users, a portion of which, upon their consent, will be provided to our institutional funding partners for their further review and assessment. Due to the lack of further interpretations of the current regulations governing the personal credit reporting business, it is uncertain whether our company or the VIEs would be deemed to engage in the personal credit reporting business. As of the date of this annual report, our company and the VIEs have not obtained credit reporting business license. We cannot assure you that our company or the VIEs will not be required in the future to obtain approval or a license for the personal credit reporting business and comply with the relevant regulations, which may be costly, or become subject to penalties associated with regulations governing the personal credit reporting business.

According to the Regulations on the Supervision and Administration of Financing Guarantee Companies, which was promulgated by State Council and came into effect on October 1, 2017, without the approval by the competent government department, no entity may operate the financing guarantee business in which such entity acts as a guarantor providing guarantee to the guaranteed parties as to their loans, bonds or other types of debt financing. If any entity engages in the financing guarantee business without such approval, the entity may be subject to penalties, including ban or suspension of business, confiscation of revenues related to financing guarantee business, fines and criminal liabilities. Circular on Measures for the Regulation of Risks in the Information Technology Outsourcing by Banking and Insurance Institutions, or Circular 141, further sets out that a banking financial institution shall not accept any credit enhancement service, ultimate commitment or any other disguised credit enhancement service provided by any third-party institution without guarantee qualifications. We cooperated with a bank to furnish borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposits from time to time. We also undertook to repay the bank on behalf of defaulting borrowers if any repayment was 80 days overdue and upon such full repayment to the bank, we would obtain the creditor’s rights in respect of the relevant default amount. Since the promulgation of Circular 141, we have suspended the cooperation with the bank. Due to the lack of further interpretations and the evolving regulatory environments, it is uncertain whether our subsidiaries or the VIEs would be deemed by the PRC regulatory authorities as operating financing guarantee business, which is prohibited by the Interim Measures. We cannot assure you that our company or the VIEs will not be subject to sanctions imposed by relative PRC regulatory agencies, or be required in the future to obtain approval or a license for financing guarantee business to continue our cooperation with banks.

In July 2020, the CBIRC published the Interim Measures for the Administration of Internet Loans of Commercial Banks and amended in June 2021, or the Commercial Banks Measures, which stipulate several rules on internet loans provided by commercial banks. In February 2021, the CBIRC issued the Notice on Further Regulating the Internet Loan Business of Commercial Banks, or the Internet Loan Notice, which makes further provisions on the internet loan business by commercial banks. In July 2022, the CBIRC issued the Notice on Strengthening the Management of the Internet Lending Business of Commercial Banks to Improve the Quality and Efficiency of Financial Services, or the Commercial Banks Notice, aiming to further specify rules on internet loans provided by commercial banks. The Commercial Banks Notice granted a transition period until June 30, 2023, for the internet loan stock business. For newly generated internet loans provided by commercial banks during such transition period, the Commercial Banks Notice, the Internet Loan Notice and the Commercial Banks Measures shall apply. We cannot assure you that our company and the VIEs’ cooperation with commercial banks will remain in compliance with the Commercial Banks Measures, the Internet Loan Notice and the Commercial Banks Notice.

The laws, rules and regulations continue to evolve in this emerging industry, and the interpretation of these laws, rules and regulations by the local authorities may be different from our understanding. We cannot be certain that day-to-day practices of our company or the VIEs would not be deemed to violate any existing or future laws, rules and regulations. For instance, since the online insurance industry in China is evolving rapidly, the CBIRC (currently known as the NAFR) has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. Our company and the VIEs face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. Moreover, there exist uncertainties as to how the regulatory environment might change.

The regulatory framework in China’s insurance industry is evolving and undergoing significant changes. Further development of regulations applicable to us may result in additional restrictions on our business operations. Our company and the VIEs may have to adjust our business practice and operations to comply with the continuously changing regulatory requirements. For example, the Implementing Measures for Administrative Licensing and Record-filing for Insurance Intermediaries, promulgated by the CBIRC on October 28, 2021, and effective on February 1, 2022, which apply to both online and offline insurance intermediaries, require the CBIRC and its local offices to implement administrative license and recordation of insurance intermediary business and senior executives. On December 7, 2020, the CBIRC published the Regulatory Measures for Online Insurance Business, or the Regulatory Measures, which became effective on February 1, 2021, significantly changed the regulatory regime for online insurance business in various aspects. For instance, the Regulatory Measures require insurance institutions (including insurance carriers and insurance intermediary service providers, such as insurance brokerage companies and insurance agency companies) to (i) establish internal policies with regard to personnel management, customer information protection and internal control, (ii) enhance compliance management of promotional materials and marketing activities, (iii) meet certain detailed requirements for sales activities, and (iv) protect the information right of consumers by making appropriate disclosure. In particular, the Regulatory Measures require online insurance transactions being conducted through online interfaces operated by insurance institutions only, and prohibit insurance institutions to set default option for customer and impose any restriction on the cancellation of automatic payment to affect a customer’s choice during the sales process of insurance products. The Regulatory Measures prohibit entities which are not insurance institutions from conducting insurance businesses, such as consultation of insurance products, comparison of insurance products, trial calculation of insurance premiums, quotation and comparison of quotations, drafting insurance plans for policyholders, processing insurance application formalities and premium collection. The Regulatory Measures also do not explicitly allow the entities which are not insurance institutions to conduct marketing activities for online insurance products. In addition, the Regulatory Measures set a higher standard for insurance institutions and online industry participants to improve IT infrastructure and cybersecurity protection. In particular, insurance institutions engaged in online insurance products sales business shall have IT systems that are certified as Safety Level III Computer Information Systems or above level.

Insurance premium rates and commissions are highly regulated in PRC. Pursuant to the PRC Insurance Law, insurance companies must formulate insurance clauses and insurance premium rates fairly and reasonably. Based on the Administrative Measures for the Insurance Clauses and Premium Rates of Property Insurance Companies, effective from October 1, 2021, the Circular on Issues Concerning the Implementation of the Administrative Measures for the Insurance terms and Premium Rates of Property Insurance Companies, effective from May 1, 2010, and the Circular on Issues concerning Further Strengthening and Improving the Regulation of Products of Property Insurances Companies, effective from March 1, 2020, insurance clauses and insurance premium rates for certain property insurance products must be reported to the CBIRC for approval. If insurance companies modify approved insurance clauses or insurance premium rates, they must submit the modifications for approval. In addition, insurance companies should report insurance clauses and insurance premium rates for insurance products outside the scope set out above to the CBIRC or, as the case may be, the local CBIRC bureau for filing within ten business days after the implementation. In case of revisions or amendments to insurance liabilities in insurance clauses or insurance premium rates that have been filed, such revisions or amendments shall be filed again.

Pursuant to the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Matters relating to Further Tightened Regulation of Vehicle Insurance, promulgated and implemented by the CBIRC on January 14, 2019, property and casualty insurance companies must establish terms and premium rates for automobile insurance policies in strict compliance with PRC laws and regulations. Insurance companies are strictly prohibited from conducting the following activities: (1) amending any term or premium rate directly or in disguise without approval of the CBIRC; (2) providing premium rates beyond the approved range by offering or promising to offer payment of inappropriate interest not stipulated in the insurance policies to insurance policyholders or owners of insured vehicles in disguise; (3) paying commission fee rates beyond the approved range by fabricating other expenses in disguise; and (4) failing to apply the approved premium rate as required for insurance policies for new cars. Throughout 2023 and 2024, the similar requirements are imposed on personal insurance selling through bank channels. For example, on January 17, 2024, the General Office of NFRA issued Notice on Matters Related to Regulating the Bank Agency Channeling Business for Personal Insurance Companies, upon making filing for personal insurance products sold through bank agency, the actuarial report shall clearly list the surcharge rate (including commissions paid to the bank agency) and surcharge rate structure for each payment period. The commissions paid to bank agency channels shall not exceed the listed commission rate ceiling.

In September 2020, the CBIRC issued the Guiding Opinions on Implementing Comprehensive Reform of Auto Insurance. These opinions provided guidance for insurance carriers to (1) optimize actuarial and pricing practices, (2) expand protection coverages, and (3) enhance customer service quality for auto insurance. For commercial auto insurance products, insurance carriers must lower the cap on expense ratios from 35% to 25% of insurance premiums. Insurance carriers are also encouraged to optimize their cost structures to maintain higher loss ratios, from 65% to 75% of commercial auto insurance premiums. On December 30, 2022, the CBIRC issued the Circular of the China Banking and Insurance Regulatory Commission on Relevant Matters Including Further Expanding the Floating Range of Independent Pricing Coefficients for Commercial Auto Insurance, increasing the pricing autonomy of property insurance companies and the floating range of independent pricing coefficients for commercial auto insurance shall be expanded to 0.5-1.5. As a result, insurance carriers may receive lower premiums from selling commercial auto insurance, which adversely affected the service fees that we received from facilitating the sale of commercial auto insurance through our platform.

In October 2021, the CBIRC published the Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the Internet Life Insurance Circular. The Internet Life Insurance Circular requires that each installment of premium of certain insurance products less than a one-year term shall be equal. The Internet Life Insurance Circular also provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products, which may affect the amount of insurance brokerage commission we charge on the relevant insurance products and adversely affect our financial condition. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to consumers.

Our financing guarantee and insurance brokerage business are subject to the supervision of financial authorities. While our company and the VIEs have not been subject to any regulatory penalties as of the date of this annual report in connection with such financing guarantee and insurance brokerage business practices, we may be subject to regulatory warnings, correction orders, condemnation and fines and may be required to further modify our business if any of our financing guarantee or insurance brokerage companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance.

Furthermore, if the PRC government issues any laws and regulations that restrict or prohibit our collaboration with our financial institution partners, our collaboration with them may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations. For example, on December 31, 2021, seven ministries and commissions including the PBOC issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments), which if becoming effective will regulate online marketing of financial products by financial institutions or internet platform operators engaged by such financial institutions. Pursuant to this draft, financial institutions shall not engage other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. This draft also prohibits third-party online platform operators from being involved in the sale of financial products or participating in the income sharing of financial business in a disguised way without the approval of financial regulatory authorities. If these measures were to be adopted in their current form, our company and the VIEs may no longer be able to display financial products in the current format on our mobile app to conduct online marketing, which may have a material adverse impact on our business, results of operations and prospects.

The Administrative Measures for Information Technologies of Securities Fund Operators, published by the CSRC in December 2018 and amended in January 2021, provide that agencies providing information technology services for securities and funds business activities shall file record with the CSRC. The Provisions on the Implementation of the Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, or the Implementation Measures, issued by the CSRC on August 28, 2020, and effective on October 1, 2020, provide that where a fund manager or a fund distributor rents cyberspace premises (such as websites or applications) of a third-party network platform to deploy relevant webpages and feature modules and provide fund distribution services for investors, such third party shall, as a fund service agency engaging in information technology system services, file record with the CSRC.

Yiren Select is our comprehensive e-commerce platform that targets the mass affluent population with a variety of non-financial products and services as well as wealth solutions. Yiren Select does not provide information technology services for securities or fund business activities, so we believe that Yiren Select will not be required to file record with the CSRC. As of the date of this annual report, we have not received any notification or punishment for failing to file record with the CSRC as a fund service agency engaging in information technology system services. However, we cannot assure you that the PRC governmental authorities would take the same view as us. Furthermore, Yiren Select’s operation is subject to various PRC regulations relating to internet advertising. We cannot assure you that Yiren Select will remain in compliance with such regulations.

On December 31, 2021, the CAC, the Ministry of Industry and Information Technology, or the MIIT, Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR promulgated the Administrative Provisions on Algorithms Recommendation in Internet-based Information Services, or the Algorithms Recommendation Administrative Provisions, which took effect on March 1, 2022. Pursuant to the Algorithms Recommendation Administrative Provisions, internet-based information service providers with public opinion attributes or social mobilization capabilities shall fill in certain information through the internet-based information service algorithm record-filing system, perform the record-filing procedures and conduct security assessment in accordance with relevant provisions. Authorities may have different interpretation on “internet-based information service providers with public opinion attributes or social mobilization capabilities.” As of the date of this annual report, we are in process of making filing for utilizing algorithms recommendation technology in our services. If we are deemed “internet-based information service providers with public opinion attributes or social mobilization capabilities” and failing to make required filing, we may be subject to penalties including but not limited to warning, notice of criticism, mandatory rectification, suspension of information updating and fines.

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

The ability of our company and the VIEs to attract borrowers and institutional funding partners to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a borrower’s credit profile and maintain low default rates. To conduct this evaluation, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. Our credit scoring model aggregates and analyzes the data submitted by a borrower, as well as the data we collect from a number of internal and external sources, and then generates a score for the prospective borrower. The score will be further used to approve and classify the borrower into different segments in our current risk grid. If our credit scoring model contains programming or other errors, is ineffective, or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified or mispriced loans or incorrect approvals or denials of loans. As a result, our company and the VIEs may not be able to effectively and accurately assess the credit profiles of borrowers, segment borrowers into the appropriate grade in the risk grid, or maintain low default rates of loans facilitated by our platform. In addition, the foregoing will also have an impact on collectability of service fees, resulting in higher allowances for contract assets.

Historically, loans generated from our online channels generally have experienced higher delinquency rates and higher charge-off rates as compared with loans referred from offline channels. If the proportion of loans generated from our online channels increases as opposed to loans generated from our offline channels, the overall delinquency rates and charge-off rates of loans facilitated by our platform may increase. In addition, once a loan application is approved, we do not further monitor certain aspects of the borrower’s credit profile, such as changes in the borrower’s credit report and the borrower’s purchasing pattern with online merchants. If the borrower’s financial condition deteriorates, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain low default rates for loans facilitated by our platform. Prior to the completion of our business realignment with CreditEase, the borrowers that our company and the VIEs served were primarily prime borrowers, who held credit cards with stable credit performance and sufficient repayment capabilities. After the completion of the business realignment with CreditEase, we have been shifting our customer mix towards a higher credit quality segment and lowering prices of most our products under the window guidance that requires an IRR-based lending rate capped at 24%. Although we collaborate with guarantee companies to provide credit enhancement for loans facilitated through our marketplace, if widespread defaults were to occur, institutional funding partners may incur losses and cease collaboration with us, the guarantee companies that cooperate with us may raise their guarantee service fees, which may cause us to lower fee rates to stay competitive in acquiring borrowers, and our business and results of operations may be materially and adversely affected.

If our loan products do not achieve sufficient market acceptance, our financial results and competitive position could be harmed.

Our company and the VIEs incur expenses and consume resources upfront to develop, acquire and market new loan products. The expected M3+ Net Charge-off Rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. For a more detailed description of the risk grades we currently offer, please see “Item 4. Information on the Company—B. Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.” New loan products must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

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

Our company and the VIEs assist our institutional funding partners in the loan collection services upon their request. If requested, we utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform or a payment platform delegated by the institutional funding partners. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages and phone calls on the day a repayment is due. Once a repayment is past due, we send additional reminder text messages and initiate the collection process once a loan is fifteen days delinquent. To facilitate repayment, the collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages and emails are sent to a delinquent borrower as soon as the collection process commences, and if the payment is still outstanding, a phone call will be made to further the collection process. Although most stages of the collection process are outsourced to our affiliate, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while the collection teams of our affiliate have the discretion to make decisions for the loans that are below such threshold.

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

We believe that our customer base is the cornerstone of our business. Our ability to maintain and expand our customer base depends on a number of factors, including our ability to provide access to suitable loan products for our customers, and our ability to provide relevant and timely products and services to meet changing customer needs. If our company and the VIEs are unable to respond to changes in user preference and deliver satisfactory and distinguishable user experience, our users may switch to competing platforms or obtain the relevant products and services directly from their providers. As a result, customer access to and customer activity on our platform will decline, our products and services will be less attractive to our customers, and our business, financial performance and prospects will be materially and adversely affected.

Our company and the VIEs have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our existing loan products available through our platforms and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new loan products that incorporate additional features, improve functionality or otherwise make our products more desirable to borrowers. New loan products must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing and new loan products available through our platform could fail to attain sufficient market acceptance for many reasons, including:

●	borrowers may not find terms of our loan products, such as borrowing costs and credit limit, competitive or appealing;
●	institutional funding partners are not willing to deploy their funds in a timely or efficient manner;
●	we may fail to predict market demand accurately and provide loan products that meet this demand in a timely fashion;

●	users may not like, find useful or agree with, any changes;
●	there may be defects, errors or failures on our platform;
●	there may be negative publicity about our loan products available through our platform or our platform’s performance or effectiveness;
●	regulatory authorities may take the view that the existing and new loan products or changes to our platform do not comply with PRC laws, regulations or rules applicable to us; and
●	there may be competing products and services introduced or anticipated to be introduced by our competitors.

If our existing and new loan products available through our platform do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

We cooperate with business partners to provide services to borrowers and clients on our platforms. If we are unable to maintain relationships with existing business partners and develop new relationships with potential business partners on terms acceptable to us, our reputation, business and results of operations may be materially and adversely affected.

Our company and the VIEs have established strategic partnerships with multiple financial institutions in the ordinary course of our business, including commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. For example, we cooperate with guarantee companies to provide credit enhancement for loans facilitated through our marketplace. If these guarantee companies fail to perform any of their contractual obligations, our institutional funding partners may cease collaboration with us, which could materially harm our reputation and growth of our marketplace. If any of these guarantee companies is unable or unwilling to continue operating in the line of business that is the subject of their cooperation with us for regulatory, business or other reasons, we may not be able to obtain similar relationships on terms acceptable to us in a timely manner, or at all. If any of the foregoing were to occur, our reputation, business and results of operations would be materially and adversely affected.

If we are unable to compete effectively, our business and results of operations could be harmed.

The industries our company and the VIEs are operating in are competitive and evolving. We compete with financial products and companies that attract borrowers and clients, partners, or all of these. For our financial services business, our company and the VIEs compete with other consumer finance marketplaces and loan facilitation platforms that were intensely competitive before the year 2018. However, as the domestic regulations on the industry evolve and entry barriers continue to increase in recent years, fewer national-level players like us remain in the market while smaller platforms cease their operations, leaving more market share opportunities for us. Meanwhile, as we expand our financial service businesses overseas, such as in the Philippines, we are facing competition from regional peers. For our insurance brokerage business, our company and the VIEs compete with other insurance brokerage companies in China. Given the overall low penetration rate of insurance services in China compared with the US and the Europe, we believe that our strategic deployment in insurance business has navigated us towards a large market with high growth potential. In light of a tightening regulatory landscape domestically, our ability to customize and innovate products, coupled with robust channel partnerships, will play a vital role in maintaining our competitiveness. For our consumption and lifestyle business, we fully embrace AI to offer selected high-quality products and services that align with our customers’ preferences. Our primary goal in this segment is to enhance user experience and engagement, thereby increasing the long-term value of our existing customers through enriched products and upgraded services.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive borrower or client bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new products, offering more attractive investment returns or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new borrowers and clients and retaining existing borrowers and clients on our marketplace. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future, or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Credit and other information that we receive from third parties about a borrower may be inaccurate, discontinued, or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, after obtaining borrower’s consent, our company and the VIEs obtain the borrowers’ credit information from third parties, such as financial institutions and e-commerce providers, and assess applicants’ credit and assign credit scores to borrowers based on such credit information. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data. We currently do not have a comprehensive way to determine whether borrowers have obtained loans through other consumer finance marketplaces, creating the risk whereby a borrower may borrow money through our marketplace in order to pay off loans on other consumer finance marketplaces. Additionally, there is a risk that, following our obtaining a borrower’s credit information, the borrower may have:

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

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include, but are not limited to, our ability to:

●	maintain the quality and reliability of our platform;
●	provide borrowers and clients with a superior experience in our marketplace;
●	enhance and improve our credit assessment and decisioning model;
●	effectively manage and resolve borrower and client complaints; and
●	effectively protect personal information and privacy of borrowers and clients.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers and clients, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online consumer finance marketplace industry, such as bankruptcies or failures of consumer finance marketplaces as part of the industry, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and clients. Negative developments in the online consumer finance marketplace industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance marketplaces like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We may not be able to achieve profitability in the future.

We had a net income of RMB1,033.0 million in 2021, a net income of RMB1,194.9 million in 2022, and a net income of RMB2,080.2 million (US$293.0 million) in 2023, respectively. We also had accumulated deficit of RMB247.8 million as of December 31, 2021, accumulated surplus of RMB908.9 million as of December 31, 2022, and accumulated surplus of RMB2,985.4 million (US$420.5 million) as of December 31, 2023. We cannot assure you that we will be able to continue to generate net income or will have positive retained earnings in the future. Our operating expenses may increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, funding partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the default rates of the loans facilitated through our platform may be higher than expected, which may lead to lower than expected net revenue. Furthermore, we adopted share incentive plans in September 2015, July 2017 and June 2020, and we may grant equity-based awards to eligible participants from time to time under the plan, which will result in share-based compensation expenses to us. As a result of the foregoing and other factors, our net revenue growth may slow, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

Our quarterly results of operations, including the levels of our net revenue, expenses, net loss or net income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new borrowers and clients and maintain relationships with existing borrowers and clients;
●	channels through which borrowers and clients are sourced, including the relative mix of online and offline channels;
●	changes in our product mix and introduction of new loan products;
●	the amount and timing of operating expenses related to acquiring borrowers and clients, and the maintenance and expansion of our business, operations and infrastructure;
●	promulgation of new rules and regulations applicable to, or heightened regulatory scrutiny of, the online consumer finance industry;
●	our decision to manage loan volume growth during the period;
●	network outages or security breaches;
●	general economic, industry and market conditions;

●	our emphasis on borrower and client experience instead of near-term growth; and
●	the timing of expenses related to the development or acquisition of technologies or businesses.

In addition, our company and the VIEs experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience a lower transaction volume on our online consumer finance marketplace during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Our results of operations could be affected by such seasonality in the future.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.

Although we had a positive operating cash flow of RMB158.2 million, RMB1,849.4 million and RMB2,171.0 million (US$305.8 million) in 2021, 2022 and 2023, respectively, we cannot assure you that we will be able to have a positive cash flow in the future. Going forward, our ability to collect fees from customers, product providers and insurer partners, will continue to affect our liquidity and cash flow condition. Inability to collect payments from customers in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

Fraudulent activities on our marketplace could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

Our company and the VIEs are subject to the risk of fraudulent activities both on our marketplace and associated with borrowers, clients and third parties handling our clients’ information. For example, we detected an organized fraud incident concerning our FastTrack loan products in July 2016. After uncovering the fraud incident, we suspended the offering of the FastTrack loan products until late July 2016 when we implemented more stringent requirements aiming to prevent similar types of fraud incidents. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. In addition, our anti-fraud and verification processes for borrowers from offline channels and online channels may differ, and such processes with respect to borrowers from online channels may not be as extensive as those from offline channels. If we increase the proportion of loans generated from our online channels as opposed to our offline channels, we may experience an increase in fraudulent activities on our platform. Significant increases in fraudulent activities could negatively impact our brand and reputation, reduce the volume of loan transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which would increase our costs. High profile fraudulent activities could even lead to regulatory intervention and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition would be materially and adversely affected.

Failure to maintain successful strategic relationships with partners may have an adverse impact on our future success.

We anticipate that our company and the VIEs will continue to leverage our strategic relationships with existing partners in China’s online consumer finance marketplace industry to grow our business while we will also pursue new relationships with additional partners, such as traditional financial institutions and merchants in more sectors. Identifying, negotiating and documenting relationships with partners require significant time and resources as do integrating third-party data and services into our system. Our current agreements with partners often do not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our marketplace. Certain types of partners may devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with such partners, which could adversely affect our brand and reputation. If our company and the VIEs cannot successfully enter into and maintain effective strategic relationships with business partners, our business will be harmed.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

Our company and the VIEs are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential clients, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with clients through our marketplace is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse documents or data or fail to follow protocol when interacting with clients, we could be liable for damages and subject to regulatory actions and penalties. Our company and the VIEs could also be perceived to have facilitated or participated in the illegal use of documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

Wealth solutions we provide access to are subject to risks related to lawsuits and other claims brought by our clients.

Our company and the VIEs may be subject to lawsuits and other claims in the ordinary course of providing access to wealth solutions for our clients, even though we do not directly offer these solutions. We may also be subject to claims for failing to provide sufficient information on investment risks or for failing to provide access to such relevant information in a manner that is clear and readily accessible to clients. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation and our results of operations. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses, divert management attention and damage our reputation.

Aggressive practices or misconduct by any of our third-party service providers, including CreditEase, in the course of collecting loans could damage our reputation.

As our company and the VIEs rely on certain third-party service providers, such as third-party payment platforms and custody and settlement service providers, to conduct our business, if these third-party service providers failed to function properly, we cannot assure you that our company or the VIEs would be able to find an alternative in a timely and cost-efficient manner, or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and clients, inability to attract borrowers and clients, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Fluctuations in interest rates could negatively affect transaction volume and business.

The profitability of our business depends on the interest and fee rates at which our borrowers are willing to borrow, and the interest at which our institutional funding partners are willing to lend, subject to limitations of PRC laws and regulations. Our company and the VIEs have taken measures to aim to react to the fluctuations in the interest rate environments. However, if we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our institutional funding partners. For example, in a falling interest rate environment, potential borrowers may seek lower priced loans from other channels if we do not lower the interest and fee rates on our loan products.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrower willingness to seek loans and client ability and desire to invest. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to consumer credit and wealth businesses. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. Adverse economic conditions could also reduce the number of qualified borrowers seeking loans through our marketplace, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated through our marketplace and our net revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

As of December 31, 2021, 2022 and 2023, we had cash and cash equivalents of RMB2,864.5 million, RMB4,271.9 million and RMB5,791.3 million (US$815.7 million), respectively. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to protect the confidential information of our borrowers and clients may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and clients, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. Under the PRC Cyber Security Law, which took effect on June 1, 2017, our PRC subsidiaries and the VIEs are required to formulate security management system and operational procedures, take measures to prevent acts that jeopardize cyber security such as computer virus, network attacks and network intrusion, and safeguard personal information, user information and business secrets. If our PRC subsidiaries and the VIEs are deemed a critical information infrastructure under the PRC Cyber Security Law, we will be subject to an additional requirement regarding the construction, security protection, purchase of products and services, secrecy, localization of data, and annual evaluation of the infrastructure. While our PRC subsidiaries and the VIEs have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, our PRC subsidiaries and the VIEs may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information of our borrowers and clients to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, adverse regulatory consequences, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and clients could be severely damaged, we could incur significant liability and our business and results of operations could be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and related rules require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ended December 31, 2023. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.”

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Our company and the VIEs primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing or posting loans on our marketplace, reduce the attractiveness of our marketplace and result in a loss of borrowers or clients.

In the event of a platform outage and physical data loss, the ability of our company and the VIEs to perform our servicing obligations, process applications or make loans available on our marketplace would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and clients. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased Beijing facilities, our company and the VIEs could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party errors, our errors, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and clients and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and clients to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which our company and the VIEs rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and clients using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or client data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or clients or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-competition agreements with our employees to protect our proprietary rights. As of the date of this annual report, our subsidiaries and the VIEs had 441 registered trademarks with the Trademark Office of the National Intellectual Property Administration.  See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Intellectual Property Rights.” We cannot assure you that any of the intellectual property rights owned by our subsidiaries or the VIEs would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-competition agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing intellectual property rights owned by our subsidiaries or the VIEs could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business operations.

Our company and the VIEs cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert our management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If our company or the VIEs were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

As the regulations regarding data privacy and cybersecurity are quickly evolving in China and globally, our company and the VIEs may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party merchants. Significant capital, managerial and human resources may be required to comply with those legal requirements, enhance information security and to address any issues caused by security failures.

For example, the PRC Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. The exact scopes of certain critical concepts such as important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitute important data or state core data, we may be required to adopt stricter measures for protection and management of such data. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

In addition, the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, as of the date of this annual report, were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulations provide that data processors shall apply for a cybersecurity review for certain activities. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States or Hong Kong, such as us. For more details of such cybersecurity review requirements, see “Item 4. Information on the Company—B. Business Overview—Regulations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” As of the date of this annual report, our company and the VIEs, were not required to go through a cybersecurity review by CAC for our previous issuance of securities to foreign investors according to the Measures for Cybersecurity Review. Pursuant to the Overseas Listing Regulations issued on February 17, 2023, companies in China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provide that a company in China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. Thus, our company will be required to file with the CSRC within three business days after completion of any of its follow-on offering of securities in the New York Stock Exchange, i.e., the overseas market where it is listed, or after submitting its listing application documents to the overseas regulator related to a secondary or dual primary listing of securities in any other overseas market. For secondary listing, dual primary listing or other new foreign listings, our company also needs to apply for a CAC cybersecurity review if it falls in the categories that require such a review under the Measures for Cybersecurity Review.

Furthermore, Measures for Cybersecurity Review, or the Measures, further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Measures, critical information infrastructure operators that procure internet products and services, and online platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. As of the date of this annual report, our company or the VIEs have not been informed as a critical information infrastructure operator by any government authorities. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. If our company or the VIEs are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations and we may be subject to cyber security review when purchasing internet products and services or engaging in data processing activities. See “Item 4. Information on the Company—B. Business Overview—Regulations.” We cannot predict the impact of the Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

In addition, the Measures on Security Assessment of Cross-border Transfer of Data, or the Security Assessment Measures, were promulgated in July 2022, which provide circumstances in which a data processor is required to declare security assessment for its outbound data transfer to the CAC through the provincial cyberspace administration, and specified requirement for self-assessment and the administrative procedure for declaration of security assessment with cyberspace department at the provincial level. Furthermore, the CAC issued Regulations on Promoting and Regulating Cross-Border Data Flows, or the Cross-border Data Flows Regulations, on March 22, 2024, which specify the thresholds for conducting security assessments and filing standard contracts for outbound data transfer. Given the recency of the issuance and effectiveness of the Security Assessment Measures and the Cross-border Data Flows Regulations, substantial uncertainties exist with respect to their implementation. It is unclear whether and to what extent our company or the VIEs will be subject to these new requirements. As of the date of this annual report, our company or the VIEs have not conducted any of cross-border transfer of critical data or personal data generated from or collected in the PRC that should be subject to a security assessment.

We may also need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

Our company and the VIEs generally comply with industry standards and are subject to the terms of our own privacy policies. For a detailed description of our cybersecurity governance, see “Item 16K. Cybersecurity.” We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. As of the date of this annual report, our company and the VIEs have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis, nor have we received any inquiry, notice, warning, penalty, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection. We believe, as of the date of this annual report, to the best of our knowledge, our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which our company and the VIEs interact with our customers. We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices, and have taken and will continue to take reasonable measures to comply with such laws and regulations. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. If we are not able to comply with the cybersecurity, network data security, and personal data and privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business, results of operations and reputation.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve borrowers and clients. These transactions could be material to our financial condition and results of operations if consummated. If we are unable to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

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

We have made and may continue to make strategic acquisitions that could, among other goals, complement our existing services, expand our customer base, improve user acquisition efficiency, lower operating costs and/or enhance technological capabilities. For example, in July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates certain business operations. After the business realignment, we will continue to receive certain business consulting and other support services from CreditEase. See “Item 4. Information on the Company—A. History and Development of the Company.” In July 2023, we acquired 100% equity interest in Chongqing Jintong Financing Guarantee Co., Ltd., a licensed financing guarantee company in China, to enhance our offering of financing guarantee services in China.

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

We believe the success of our company and the VIEs depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and clients could diminish, resulting in a material adverse effect on our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, our company and the VIEs are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

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

Our company and the VIEs are subject to rules and regulations by various governing bodies, including, for example, the United States Securities and Exchange Commission, or the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If our company and the VIEs fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, our company and the VIEs do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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

In addition, we have been closely monitoring domestic policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020 and new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS, and the Executive Order on Protecting America’s Sensitive Data from Foreign Adversaries published in June 2021. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our apps, products and services, which could adversely impact our user experience and reputation. Similarly, India has permanently banned a large number of apps since 2020 out of national security concerns, many of which are China-based apps, escalating regional political and trade tensions.

Likewise, we are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with certain Chinese companies. Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alternative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.

We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.

We initiated the offering of financial services business in the Philippines at the end of 2022 to expand our business internationally. Since the beginning of 2023, our financial services business in the Philippines have experienced rapid growth. Currently, the business is in its early stages and poised for further expansion. We may continue expanding our operations in other jurisdictions in the future. However, the entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside China. Our ability to manage our business and conduct our operations internationally requires considerable management’s attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Future international expansion will also require investment of significant funds and other resources. If we are less successful than we expect in a new market, we may not be able to achieve an adequate return on our initial investment and our operating results could suffer.

Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to real estate development and sales;
●	compliance with laws and regulations of the jurisdictions in which we operate;
●	difficulties in staffing and managing foreign operations;

●	longer collection cycles;
●	differing intellectual property laws that may not provide sufficient protections for our intellectual property;
●	proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;
●	difficulties in enforcing agreements through foreign legal systems;
●	fluctuations in currency exchange rates that may affect service demand and may adversely affect the profitability in RMB of services provided by us in foreign markets where payment for our services is made in the local currency;
●	changes in general economic, health, and political conditions in countries where our properties are sold;
●	potential labor strike, lockouts, work slowdowns, and work stoppages; and
●	different consumer preferences and requirements in specific international markets.

Our current and any future international expansion plans will require management attention and resources and may be unsuccessful. We may find it impossible or prohibitively expensive to continue expanding internationally or we may be unsuccessful in our attempt to do so, and our results of operations could be adversely impacted.

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

We saw delinquency volatilities and a significant decrease in loan volumes and revenues in the first half of 2020. We took a series of measures in response to the outbreak, including, among others, a remote working arrangement for some of our employees, suspension of our offline customer acquisition activities, and cancellation of non-essential business travels to ensure the safety and health of our employees. These measures reduced the capacity and efficiency of our operations. The outbreak of COVID-19 also resulted in the suspension of our offline customer acquisition activities in the month of February 2020. This impacted our operations and resulted in an increase in delinquency volatilities and a significant decrease in revenues and loan volumes in the first quarter of 2020.

After the initial outbreak of COVID-19, some instances of COVID-19 infections emerged in various regions of China from time to time, including the infections caused by the Omicron variants since early 2022. Varying levels of temporary restrictions and other measures were reinstated to contain the infections, such as those in Shanghai in March 2022. As a result, our revenues and results of operations were adversely affected in the first half of 2022. In late 2022, China modified its COVID policy and lifted travel restrictions and quarantine requirements. While the restrictions on movement within China have been relaxed since then, there is uncertainty as to the future progress of the virus. The extent to which this pandemic impacts our results of operations will depend on future developments that are uncertain and unpredictable, including outbreaks of a new variant of COVID-19, the severity of the virus infection, the success or failure of efforts to contain or treat the cases, and future actions we or the authorities may take in response to these developments.

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience great economic uncertainty, which may impact our business in a materially negative way as our users may be less inclined to borrow loans on our platform. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers may be constrained and impacted, which may have a negative impact on our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

Risks Related to Our Carve-out from CreditEase and Our Relationship with CreditEase

We rely on our parent company, CreditEase, for the successful operation of our business.

We have limited experience operating as a stand-alone company. We commenced our online consumer finance marketplace business in March 2012, and Yirendai Ltd. was incorporated in 2014 in the Cayman Islands (and was renamed as Yiren Digital Ltd. in 2019) as a wholly owned subsidiary of CreditEase. Founded in 2006 by our executive chairman, Mr. Ning Tang, CreditEase is a large financial services company focusing on providing inclusive finance and wealth solutions in China. Inclusive finance focuses on providing access to affordable and responsible financing solutions to those in China who are often unable to gain such access. We completed our carve-out from CreditEase in the first quarter of 2015. Historically, CreditEase has provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, and also with the services of a number of its executives and employees. In July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates certain business operations. On December 31, 2020, as a result of a business restructuring, we disposed of the online consumer lending platform targeting individual investors as the funding source, and CreditEase paid the designated subsidiaries of the Company an aggregate amount of RMB67.0 million in cash.

Although we have become a stand-alone company, we expect CreditEase to continue to provide us with certain support services going forward. We have also relied on CreditEase for the successful operation of our online consumer finance marketplace. After the business realignment with CreditEase closed in July 2019, we continue to receive certain business consulting and other support services from CreditEase. Although we have entered into a series of agreements with CreditEase relating to our ongoing business cooperation and service arrangements with CreditEase, we cannot assure you that we will continue to receive the same level of support from CreditEase as we used to. The cost of services which CreditEase provides to us may from time to time increase based on commercial negotiations between CreditEase and us. Furthermore, borrowers, clients and business partners may react negatively to our carve-out from or business restructuring with CreditEase. As such, our carve-out from or business restructuring with CreditEase may materially and adversely affect our business. In addition, as a result of our carve-out from or business restructuring with CreditEase, our historical financial performance may not be indicative of our future performances as a stand-alone public company.

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

As of March 31, 2024, CreditEase held 82.5% of our outstanding ordinary shares and total voting power. CreditEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our current memorandum and articles of association and the New York Stock Exchange, or the NYSE, requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Our executive chairman and chief executive officer, Mr. Ning Tang, has considerable influence over us and our corporate matters. As of March 31, 2024, Mr. Tang beneficially owns 43.4% of the total outstanding shares of CreditEase, which is our controlling shareholder. As Mr. Tang is the sole director of CreditEase, he controls the decision-making of CreditEase and indirectly has considerable influence over us, our corporate matters and matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our ordinary shares and our ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through (i) a series of contractual arrangements entered into among Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, Yiren Financial Information Service (Beijing) Co., Ltd., or Yiren Financial Information, and the shareholders of Yiren Financial Information, and (ii) a series of contractual arrangements entered into among YouRace Hengchuang Technology Development (Beijing) Co., Ltd. (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), or YouRace Hengchuang, CreditEase Puhui, and the shareholders of CreditEase Puhui. Accordingly, we consolidate the operating results of Yiren Financial Information and CreditEase Puhui in our financial statements under U.S. GAAP. We also used to conduct our operations in China through (i) a series of contractual arrangements entered into among YouRace Hengchuang, Hengcheng, and the shareholders of Hengcheng, which was terminated on December 31, 2020, and (ii) a series of contractual arrangements entered into among YouRace Hengchuang, Tianjin Linyang Information and Technology Co., Ltd., or Tianjin Linyang, and the shareholders of Tianjin Linyang, which was terminated on December 5, 2022. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Corporate History and Structure.”

In the opinion of our PRC counsel, Han Kun Law Offices, (i) our current ownership structure, the ownership structure of YouRace Hengchuang and Hengyuda, our PRC subsidiaries, and Yiren Financial Information and CreditEase Puhui, the consolidated variable interest entities, (ii) the contractual agreements among Hengyuda, Yiren Financial Information and the shareholders of Yiren Financial Information, and (iii) the contractual agreements among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities,” are, in each case, not in violation of existing PRC laws, rules and regulations; and these contractual agreements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. The equity pledge under each equity pledge agreement has been registered with the competent office of the State Administration for Market Regulation in accordance with the PRC laws.

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct our operations in China primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our ordinary shares or the ADSs thus are not holding equity interest in the consolidated variable interest entities in China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries, which contributed to 66.8% of our revenues in 2023. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

Our PRC counsel, Han Kun Law Offices, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. For example, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which was aimed to regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Companies in China that seek to offer and list securities in overseas markets, in direct or indirect means, are required to fulfill the filing procedures with the CSRC and submit relevant information. At the press conference in relation to the promulgation of the Overseas Listing Regulations on February 17, 2023, the CSRC officials clarified that, as for companies seeking overseas offering and listing with VIE structures and applying to file with the CSRC, the CSRC will solicit opinions from relevant PRC regulatory authorities and proceed with the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner, or at all, for our further capital raising activities, which are subject to filing requirements under the Overseas Listing Regulations, due to our VIE structure, we may be required to unwind the VIEs or adjust our business operations to meet the filing requirements and our ability to raise or utilize funds could be materially and adversely affected. However, as the Overseas Listing Regulations was recently promulgated, it remains uncertain as to its interpretation, implementation and enforcement, in particular, for companies with VIE structures, and there also remain uncertainties as to how they will affect our operations in China and our future capital-raising activities.

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

We rely on contractual arrangements with the consolidated variable interest entities, and their respective shareholders for certain business operations in China, which may not be as effective as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with the consolidated variable interest entities and their respective shareholders to operate certain website and mobile application and insurance referral business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organization Structure.” These contractual arrangements may not be as effective as direct ownership. For example, Yiren Financial Information and CreditEase Puhui and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Yiren Financial Information and CreditEase Puhui, the consolidated variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such consolidated variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by such consolidated variable interest entities and their respective shareholders of their obligations under the contracts. The shareholders of such consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with such consolidated variable interest entities. Although we have the right to replace any shareholder of such consolidated variable interest entities under their respective contractual arrangements, if any shareholder of such consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the consolidated variable interest entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with the consolidated variable interest entities may not be as effective in ensuring us to conduct the business operations of the relevant portion of our business operations as direct ownership would be.

Any failure by the consolidated variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Yiren Financial Information and CreditEase Puhui, the consolidated variable interest entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of such consolidated variable interest entities were to refuse to transfer their equity interest in such consolidated variable interest entities, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

We have two consolidated variable interest entities, namely Yiren Financial Information and CreditEase Puhui, as of the date of this annual report. The equity interests of Yiren Financial Information are held by Mr. Ning Tang, our founder and executive chairman, Pucheng Credit Assessment and Management (Beijing) Co., Ltd., and Ms. Yan Tian. The equity interests of CreditEase Puhui are held by Mr. Ning Tang and Ms. Mei Zhao. Their interests in such consolidated variable interest entities may differ from the interests of our company as a whole. These shareholders may breach, or cause such consolidated variable interest entities to breach, the existing contractual arrangements we have with them and such consolidated variable interest entities, as the case may be, which would have a material adverse effect on our ability to conduct the business operations of such consolidated variable interest entities and receive economic benefits from such consolidated variable interest entities. For example, the shareholders may be able to cause our agreements with such consolidated variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Under applicable PRC laws and regulations, arrangements and other transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that (i) the contractual arrangements between Hengyuda, our wholly owned subsidiary in China, Yiren Financial Information, the variable interest entity in China, and the shareholders of Yiren Financial Information, and (ii) the contractual arrangements between YouRace Hengchuang, our wholly owned subsidiary in China, CreditEase Puhui, the variable interest entity in China, and the shareholders of CreditEase Puhui were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of Yiren Financial Information and CreditEase Puhui, the consolidated variable interest entities, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by such consolidated variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of such consolidated variable interest entities. In addition, if YouRace Hengchuang or Hengyuda requests the shareholders of such consolidated variable interest entities, as the case may be, to transfer their equity interests in such consolidated variable interest entities, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject YouRace Hengchuang or Hengyuda to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on such consolidated variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the consolidated variable interest entities that are material to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Yiren Financial Information and CreditEase Puhui, the consolidated variable interest entities, hold certain assets that are material to the operation of our business. Under the contractual arrangements, the consolidated variable interest entities may not, and their respective shareholders may not cause them to, in any manner, sell, transfer, mortgage or otherwise dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of such consolidated variable interest entities breach these contractual arrangements and voluntarily liquidate such consolidated variable interest entities, or any of such consolidated variable interest entities declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the consolidated variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

From time to time, our company and the VIEs may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner, or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020, and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, there are still uncertainties in relation to the interpretation and implementation of the Foreign Investment Law and its implementation regulations. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. In addition, the Supreme People’s Court issued Certain Opinions Concerning the Application of the Foreign Investment Law on December 26, 2019, or the Foreign Investment Law Judicial Interpretations, which provides that investment contract in relation to the investment by foreign investor in a field which is prohibited from foreign investment under the 2021 Negative List may be invalidated by the courts. Although we believe contractual arrangements would not be deemed as “investment contract” under the Foreign Investment Law Judicial Interpretations, we cannot assure you that the PRC courts would take the same view as us. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

We only have contractual control over operators of our websites and mobile applications providing value-added telecommunication services in China. We do not directly own operators of such websites and mobile applications due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were amended in January 2011. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within mainland China. The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, which were promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, and took effect as of the date of its promulgation, provide a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations classify telecommunications services into two categories, namely basic telecommunications services and value-add telecommunications services. According to the Catalog of Telecommunications Businesses attached to the Telecommunications Regulations last amended by the MIIT on June 6, 2019, information services provided via public communication network or Internet, and online data processing and transaction processing fall within the scope of value-added telecommunications services. The Telecommunications Regulations require value-added telecommunications services providers to obtain an operating license from the MIIT or its provincial-level counterparts prior to the commencement of their operations. An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. An EDI License is a value-added telecommunications business operating license required for provision of online data processing and transaction processing.

Yiren Select, our comprehensive e-commerce platform that targets the mass affluent population with a variety of non-financial products and services as well as wealth solutions, may be deemed as providing commercial internet information services and required to obtain an ICP license and an EDI License. While Yiren Select is operated by Yiyouxuan, a variable interest entity holding an ICP license and an EDI License, the domain name and mobile application in connection with Yiren Select was historically owned by Yiren Finance and is currently owned by Yiren Information Consulting (Beijing) Co., Ltd., or Yiren Information. Yiren Information is also the current registrant of ICP and mobile application filings for Yiren Select. Yiren Information does not hold any ICP license or EDI License. As of the date of this annual report, we are under the process of changing the owner and registrant of ICP and mobile application filings for Yiren Select from Yiren Information to Yiyouxuan.

In addition, the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for its illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.

Yiyouxuan, who owns ICP License and EDI License, operates Yiren Select, but the relevant domain name in connection with Yiren Select is held by Yiren Information and the relevant trademarks in connection with Yiren Select are held by Yourace Hengchuang. Kechuang Xinlian, who owns ICP License, operates Yixianghua, but the relevant domain name and the relevant trademarks in connection with Yixianghua are not held by Kechuang Xinlian. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that our company and the VIEs have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

In cooperation with our partnering custody banks and payment companies, our company and the VIEs have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. In addition, we rely on our third-party service providers, in particular the custody banks and payment companies that handle the transfer of funds between borrowers and funding partners, to have their own appropriate anti-money laundering policies and procedures. The custody banks and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

The Guiding Opinions on Promoting the Healthy Development of Internet Finance jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. On October 10, 2018, the PBOC, the CBIRC and the CSRC, jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specifies the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports etc. We cannot assure you that the anti-money laundering policies and procedures our company and the VIEs have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

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

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise, when distributing its after-tax profits to shareholders, is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital.

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

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, and amended on September 1, 2022, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, and Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020, or Circular 64, the maximum amount of foreign debt that each company may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, which may not exceed two and a half times its net assets as indicated in its latest audited financial report. The risk-weighted balance of cross-border financing of a company is calculated based on its outstanding amounts of RMB and foreign currency cross-border debt, multiplied by risk conversion factors corresponding to their respective remaining terms, loan categories and currency. Moreover, according to the Administrative Measures for Review and Registration of Medium- and Long-term Foreign Debts of Enterprises issued by the National Development and Reform Commission on January 5, 2023, which took effect on February 10, 2023, any loans we extend to the consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed for record with MOFCOM or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Circular 16 was partly amended on December 4, 2023. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within their business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) securities investment or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II) unless otherwise specified; (iii) granting loans to nonaffiliated enterprises, except where it is expressly permitted in the business license; and (iv) purchasing residential real estate not for self-use (except for enterprises engaging in real estate development and leasing operation). On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investments. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments on the premise by using capital funds without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If the consolidated variable interest entities need financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the consolidated variable interest entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, our company and the VIEs have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Our company and the VIEs are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have accrued the employee benefits according to the local governments’ regulations in financial statements, but we have not made adequate employee benefits payments as of the date of this annual report. In addition, certain entities we acquired in March 2019 as part of our business realignment with CreditEase did not make adequate employee benefits payment in the past. Although we have obtained indemnities and warranties from CreditEase to protect us for any potential liability associated with unpaid employee benefits, we may be required to make up the contributions for these plans and pay late penalties and fines in the first place before we could claim compensation from CreditEase. If we are subject to late penalties or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be materially and adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Safety Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. On March 25, 2019, we entered into a set of definitive agreements with CreditEase regarding a business realignment between CreditEase and us. Meanwhile, we acquired CreditEase Puhui through a series of internal re-organization transactions. If MOFCOM or any of its local counterparts challenges the aforementioned transaction structure or requires us to complete relevant approval process, we may have to adjust the transaction structure, amend or terminate the definitive agreements or be subject to fines and other administrative sanctions. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit companies qualified as “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and the status was reaffirmed in 2021. Accordingly, it has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Yiren Hengsheng, one of our PRC subsidiaries, was qualified as a “software enterprise” in March 2021 and the status was reevaluated in 2023, and accordingly has been eligible for an exemption of enterprise income tax for 2020 and 2021 and a reduced enterprise income tax at the rate of 12.5% from 2022 through 2024. However, Yiren Hengsheng’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Yiren Hengsheng fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Hengyuda, one of our PRC subsidiaries, has been eligible for a reduced enterprise income tax rate of 15% since 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Announcement on Renewing the Enterprise Income Tax Policy for Great Western Development, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. Besides, Chongqing Hengfengyi Technology Co., Ltd. as a new setup PRC subsidiary and Chongqing Jintong Financing Guarantee Co., Ltd. as a newly acquired company in 2023, are also eligible for a reduced enterprise income tax rate of 15% pursuant to the same set of policies and regulations applicable to Hengyuda. However, the favorable tax treatments for these three companies are subject to an annual filing requirement. Moreover, the relevant rules and policy initiative may change, and the favorable tax treatment under these rules is available only to companies meeting certain qualifications. Therefore, there is uncertainty as to whether and for how long these companies can continue to enjoy such favorable tax treatment after 2023. If such favorable tax treatment becomes unavailable to these three companies in the future, their applicable corporate income tax rate would increase to 25%, which may affect our financial condition and results of operations.

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

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business promulgated by the State Administration of Taxation, which became effective in January 2008, or Circular 59, the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises promulgated by the State Administration of Taxation in February 2015, or Circular 7, and the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source promulgated by the State Administration of Taxation in October 2017, taken into effect in December 2017 and amended in June 2018, or SAT Circular 37.

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

SAT Circular 37 provides certain changes to the current withholding regime. For example, SAT Circular 37 requires that the transferor shall declare to the competent tax authority for payment of tax within seven days after the tax payment obligation comes into being if the withholding agent fails to withhold the tax due or withhold the tax due in full. However, according to SAT Circular 37, if the withholding agent fails to withhold and remit the income tax payable, or is unable to perform its obligation in this regard, as long as the non-resident enterprise that earns the income voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

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

Pursuant to the Overseas Listing Regulations, companies in China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provides that a company in China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, the companies in China that have been listed overseas before March 31, 2023 are not required to file with the CSRC in connection with the historical offerings, although these companies are required to fulfill filing obligations with the CSRC in connection with their additional capital raising activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our historical offerings, but may be subject to the filing requirements for our future capital raising activities, if any, under the Overseas Listing Regulations. As the Overseas Listing Regulations were newly promulgated, the interpretation, application and enforcement of the Overseas Listing Regulations remain uncertain, and this is particularly true for companies conducting their operations in China through variable interest entities. There remains substantial uncertainties with respect to how the CSRC filing procedures under the Overseas Listing Regulations would be applied to, and implicate, the procedures, timetables and outcomes of our future offering or other capital raising activities.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, China-based companies that offer and list securities in overseas markets shall establish a confidentiality and archives system. These China-based companies shall obtain approval from the relevant authorities and file with the confidential administration authorities, either by itself or its offshore listing entity, when providing or publicly filing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service institutions or offshore regulatory authorities. In addition, these companies shall complete relevant procedures if the documents or materials filed may adversely affect national security or public interests once publicly disclosed, or if these companies provide accounting files or copies to relevant securities companies, securities service institutions, overseas regulators and individuals.

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

The trading price of our ADSs has ranged from US$1.51 to US$3.70 per ADS in 2023. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

In June 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20.0 million of our ADSs or ordinary shares. In September 2022, our board of directors adopted a share repurchase program, which approves and authorizes us to repurchase through one or more transactions up to US$20 million worth of our ADSs representing our ordinary shares. The share repurchase program previously adopted in 2018 was simultaneously terminated. As of March 31, 2024, we had repurchased a total of 3,496,413 ADSs at an average price of US$2.7 per ADS under the new share repurchase program. For detailed information on our share repurchase programs, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2024, we had 173,869,086 ordinary shares outstanding. Among these shares, 28,315,890 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

We adopted share incentive plans in September 2015, July 2017 and June 2020, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have registered certain ordinary shares that we may issue under our share incentive plans and intend to register all ordinary shares that we may issue under our share incentive plans. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and relevant lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchased ADSs.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. The Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the overseas securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the domestic companies in China shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We rely on the exemption available to foreign private issuers for the requirements in terms of (i) shareholder approval of equity compensation plans and any material revisions to the terms of such plans under Section 303A.08 of the NYSE Listed Company Manual, (ii) shareholder approval of issuance of common stock in any transaction or series of related transactions under Section 312.03 of the NYSE Listed Company Manual, and (iii) the requirement of holding an annual meeting during each fiscal year under Section 302.00 of the NYSE Listed Company Manual. As a result of our election to follow home country practices with respect to the foregoing matters, our shareholders will not have the same protection that they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. Other than the home country practices disclosed above, we have followed and intend to continue to follow the applicable corporate governance standards under NYSE rules.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

For United States federal income tax purposes, we generally will be classified as a passive foreign investment company, or PFIC, for any particular taxable year, in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income for such year consists of certain types of passive income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon our analysis of the nature and composition of our income and assets, the value of our assets (in particular the retention of a substantial amount of cash), activities and market capitalization, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our United States counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

The tax consequences that would apply if we were classified as a PFIC would be different from those described above if a U.S. holder of ADSs or ordinary shares were able to make a valid qualified electing fund, or QEF, election, or, in some circumstances, a “mark-to-market” election. We do not intend to provide information necessary for U.S. holders to make QEF elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above. For more information see “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We may incur increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”

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

We are a Cayman Islands exempted company with limited liability. We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase Holdings (Cayman) Limited, or CreditEase, which remains our parent company and controlling shareholder. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. We then established a wholly owned subsidiary in Hong Kong, YouRace Digital Holdings HK Limited (formerly known as Yiren Digital Hong Kong Limited or Yirendai Hong Kong Limited), or YouRace HK, in October 2014. YouRace HK further established YouRace Hengchuang Technology Development (Beijing) Co., Ltd. (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), or YouRace Hengchuang, our wholly owned subsidiary in China, in January 2015. YouRace HK then established Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, our wholly owned subsidiary in China, in March 2016. YouRace Hengchuang further established Yiren Information Consulting (Beijing) Co., Ltd., our wholly owned subsidiary in China, in August 2017.

Hengcheng Technology Development (Beijing) Co., Ltd., or Hengcheng, was established in China in September 2014. We became the primary beneficiary of Hengcheng in February 2015 by entering into a series of contractual arrangements with Hengcheng and its shareholders. Hengcheng acquired Dekai Yichuang Asset Management (Shenzhen) Co., Ltd., or Dekai Yichuang, in May 2019 from CreditEase as a part of our business realignment with CreditEase. Dekai Yichuang completed the acquisition of 100% equity interests in Hainan Haijin Yichuang Data Information Service Co., Ltd., or Yichuang Data, in October 2019. Yichuang Data established Haijin Yichuang Financial Leasing Co., Ltd., or Yichuang Financial Leasing, to conduct financial leasing business, in March 2017. Yichuang Data and Yichuang Financial Leasing collectively established Hainan Haijin Yichuang Micro-lending Co., Ltd., or Yichuang Micro-lending in May 2017, holding 50% and 50% equity interests in Yichuang Micro-lending, respectively, to conduct micro-lending business. CreditEase Puhui Information Consultant (Beijing) Co., Ltd., or CreditEase Puhui, acquired all the equity interests of Dekai Yichuang in September 2020 from Hengcheng. On December 31, 2020, as a result of a business restructuring, we terminated contractual arrangements with Hengcheng and its shareholders, and CreditEase, through its subsidiaries and affiliates, started conducting the business operations of Hengcheng.

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

To execute our strategy of offering more value-added services to our clients, Yiren Financial Information Service (Beijing) Co., Ltd., or Yiren Financial Information, was established in October 2016 and primarily engages in customer membership services business. As a result of a series of contractual arrangements entered into among our wholly owned subsidiary Hengyuda, Yiren Financial Information and its shareholders in October 2016, we have been the primary beneficiary of Yiren Financial Information and consolidate its financial results in accordance with U.S. GAAP.

In 2019, we had a business realignment with CreditEase whereby we assumed from CreditEase and its affiliates certain businesses, including an online wealth business targeting the mass affluent, unsecured and secured consumer lending, financial leasing, small and medium enterprise (SME) lending and other related services and businesses. After the business realignment, we continue to receive certain business consulting and other support services from CreditEase. As a part of the business alignment, we entered into a series of contractual arrangements with CreditEase Puhui and CreditEase Huimin Investment Management (Beijing) Co., Ltd, or Huimin, in March 2019 and started to consolidate their financial results. In December 2019, we sold Huimin to a subsidiary of CreditEase. In addition, as a result of the business alignment, we started conducting the business operations of Shenzhen Zhongbang Information Consulting Service Co., Ltd., or Shenzhen Zhongbang, which became a wholly owned subsidiary of YouRace Hengchuang in December 2019. Yiren Hengsheng Technology Development (Beijing) Co., Ltd., or Yiren Hengsheng, is currently a wholly owned subsidiary of YouRace Hengchuang, which provides technology and system support to our inter-group companies.

In May 2019, we established a wholly owned subsidiary, Yiren Blue Boyage Limited, or Blue Boyage, in the Cayman Islands. We acquired, through Blue Boyage, China Glory Securities Company Limited (formerly known as Varengold Capital Securities Limited), or China Glory. In December 2019, we established Yiren Green Management Limited, or Yiren Green, a limited liability company incorporated in Hong Kong, to support the business operation of China Glory. In February 2022, China Glory discontinued its business to comply with new regulatory guidelines. We subsequently deregistered Yiren Green and China Glory in June 2023 and August 2023, respectively.

In June 2019, Tianjin Linyang Information and Technology Co., Ltd., or Tianjin Linyang, was established in China. In December 2019, we entered into a series of contractual arrangements with Tianjin Linyang and its then shareholders and started to consolidate its financial results. In August 2019, Tianjin Linyang established Beijing Yiding Technology Co., Ltd., or Yiding Technology, to conduct our insurance referral business. Yiding Technology became a subsidiary of Yiren Financial Information in August 2022. In December 2022, Tianjin Linyang became a wholly owned subsidiary of CreditEase Puhui, and our direct contractual arrangements with Tianjin Linyang and its shareholders were simultaneously terminated.

On September 30, 2019, with the approval of our shareholders, we changed our name from “Yirendai Ltd.” to “Yiren Digital Ltd.”

In November 2019, Yiren Financial Information established a wholly owned subsidiary Beijing Kechuang Xinlian Technology Co., Ltd., or Kechuang Xinlian, to engage in e-commerce and micro lending businesses.

In September 2020, we established Fujian Jiaying Financing Guarantee Co., Ltd., or Fujian Jiaying, to provide financing guarantee services for our loan facilitation business.

In May 2020, Yiren Financial Information acquired Baijunda Logistics (Wuhan) Co., Ltd., or Baijunda, and Wuhan Linyi Business Consulting Co., Ltd., or Wuhan Linyi, along with their jointly owned subsidiary, Hexiang Insurance Broker Co., Ltd. or Hexiang Insurance Brokers, and its wholly owned subsidiary, Heanjun Auto Rescue (Wuhan) Co., Ltd. (formerly known as Hejun Auto Rescue (Wuhan) Co., Ltd.) or Heanjun. Hexiang Insurance Brokers has been operating insurance brokerage business since then.

On December 31, 2020, we consummated another business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we disposed of Hengcheng, the entity operating the online consumer lending platform targeting individual investors as the funding source. Since then, funding for Yiren Credit has only been provided by institutional funding partners.

In July 2022, we established Beijing Yiyouxuan Technology Information Service Co., Ltd., or Yiyouxuan, to provide membership services.

In September 2023, we established Chongqing Heng Feng Yi Technology Co., Ltd. to provide technology and system support to our inter-group companies. In October 2023, we acquired Chongqing Jintong Financing Guarantee Co., Ltd., or Chongqing Jintong, a licensed financing guarantee company operating financing guarantee business and providing financing advisory services.

In February 2024, we established Xinjiang Hengyu Innovation Technology Development Co., Ltd. and Hesi Shengju Technology Development (Beijing) Co., Ltd., for the purposes of expanding our loan facilitation business nationally.

To expand our business internationally, we established Yiren Vision Pte. Ltd. in October 2022, and acquired Creditable Lending Corporation in February 2023 and Capital para Mexicanos Emprendedores S.A. de C.V., SOFOM, ENR in October 2023.

Our principal executive offices are located at 28/F, China Merchants Bureau Building, 118 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5964-4552. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, P.O. Box 2547, Cassia Court, Camana Bay, Grand Cayman, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website ir.yiren.com. The information on our website should not be deemed a part of this annual report.

B.	Business Overview

We are an advanced, AI-powered platform providing a comprehensive suite of financial and lifestyle services in China. Our mission is to elevate customers’ financial well-being and enhance their quality of life by delivering digital financial services, tailor-made insurance solutions, and premium lifestyle services. We support clients at various growth stages, addressing financing needs arising from consumption and production activities, while aiming to augment the overall well-being and security of individuals, families, and businesses.

We currently focus on financial services, insurance brokerage business, and consumption and lifestyle business.

●	Financial services. Our subsidiaries and the VIEs offer a diversified portfolio of loan products to high-quality and selected underserved borrowers in China. The loans are financed either by third-party funding partners or the VIEs’ subsidiaries. With respect to the loans funded by third parties, since September 2020, the funding has been provided solely by institutional funding partners, such as commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. We charge third-party funding partners, and guarantee companies if any, the loan facilitation service fees and post-origination service fees. For the loans funded by our subsidiaries, we charge borrowers financing service fees.
●	Insurance brokerage. Hexiang Insurance Brokers, a VIE’s subsidiary, operates the insurance brokerage business. Hexiang Insurance Brokers has established a comprehensive and diversified product matrix that encompasses both life and health insurance products as well as property and casualty insurance products. Additionally, it offers insurance brokerage services to a wide range of clients, including both retail and institutional clients. In insurance brokerage business, revenue primarily comes from insurance commission fees paid by insurance companies when clients purchase insurance products through Hexiang Insurance Brokers.

●	Consumption and lifestyle and others. We provide a diverse array of non-financial products and services tailored to meet various consumer needs and address additional service demands through Yixianghua and Yiren Select, all with the goal of enhancing the customer experience. Our offerings span multiple sectors, including membership upgraded services, 3C products (computers, consumer electronics, and communication devices), and healthcare products and services.

Financial Services Business

Our financial services business embraces the significant opportunities presented by a financial system that leaves many creditworthy individuals and small business owners underserved. Our business model is empowered by our AI and data technologies, user-centric systems and online servicing platforms. We provide borrowers with fast and convenient access to credit products at competitive rates.

Overview

We offer a diversified portfolio of loan products to high-quality and selected underserved borrowers in China, financed by third-party funding partners (“loan facilitation services”) or our subsidiaries (“self-funded financing services”). Historically, we branded this business as “credit-tech business,” and we re-branded it as “financial services business” in the second quarter of 2023 to better capture its essence. As of December 31, 2023, we had served approximately 9.3 million borrowers through our subsidiaries and the VIEs. In 2021, 2022 and 2023, the aggregate loans we facilitated under our loan facilitation services and self-funded financing services amounted to RMB23,195.2 million, RMB22,623.1 million and RMB36,036.3 million (US$5,075.6 million), respectively.

Under the financial services business, the loans are primarily funded by third parties. Since September 2020, our company and the VIEs have ceased accepting new funding from individual investors and instead have solely accepted funding from institutional funding partners, such as commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. In 2021, 2022 and 2023, we facilitated RMB21,506.3 million, RMB22,622.5 million and RMB35,992.3 million (US$5,069.4 million) loans funded by third parties, respectively. We charge third-party funding partners, and guarantee companies if any, (i) the loan facilitation service fees for our technology-enabled borrower acquisition services, and (ii) the post-origination service fees for our post-origination loan management and collection services, including payment reminder services, payment collection services, overdue payment monitoring services, and lawsuit filing services under certain circumstances, among others.

The self-funded loans mainly receive funding from our company’s subsidiaries and are primarily unsecured small revolving loans, and in 2021 and 2022, the self-funded loans also included auto-secured loans and property-secured loans funded from VIEs’ subsidiaries. These loans amounted to RMB1,688.9 million, RMB648 thousand and RMB44.0 million (US$6.2 million) in 2021, 2022 and 2023, respectively. For the self-funded loans, we charge financing service fees that consist of interest income charged from borrowers.

Borrowers

Borrowers under the financial services business are primarily individuals, including credit card holders with stable credit performances and small business owners with business operations for more than six months and the ability to generate recurring revenues.

Borrower Profile and Base

Based on the information disclosed to us, as of December 31, 2023, the borrower profile was 70.5% male and 29.5% female, while 39.6% were aged 35 years or younger. In 2023, loans were facilitated to 2,891,901 borrowers through our platform under the financial services business.

Borrower Acquisition

We, through our subsidiaries and the VIEs, attract borrowers using online channels. Our online borrower acquisition efforts are supported by our big data capabilities and are primarily directed toward search engine marketing, search engine optimization, mobile application downloads through major application stores, online channels through application programming interfaces, e-commerce and consumption platforms, social media platforms, as well as various marketing campaigns and membership services. Historically, our company and the VIEs also utilized offline channels in different locations in China for borrower acquisition. Our company and the VIEs started to scale back such offline business in the second half of 2021 and discontinued the business in February 2022 to optimize product mix, cost efficiency and revenue structure during and post the pandemic period.

The following table provides a breakdown of the number of borrowers under our financial services business by channel:

	For the Year Ended December 31,
	2021	2022	2023
Number of borrowers (1):
Borrowers from online channels	1,217,938	1,606,879	2,891,901
Borrowers from offline channels	79,108	14	—
Total number of borrowers	1,297,046	1,606,893	2,891,901
(1)	The number of borrowers for a specified period represents the number of borrowers whose loans were funded under our financial services business during such period. A borrower who obtains loans through our platform from both online and offline channels during a period is counted as a borrower acquired from online channels for the purpose of the table above.

The following table provides a breakdown of the loan volume provided under our financial services business by channel:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Amount of loans facilitated	23,195,224	100.0	22,623,101	100.0	36,036,301	5,075,607	100.0
Loans generated from online channels	16,401,023	70.7	22,620,051	100.0	36,036,301	5,075,607	100.0
Loans generated from offline channels	6,794,201	29.3	3,050	0.0	—	—	0.0

The following table provides the number of borrowers and new borrowers who took out a loan under our financial services business during each quarter presented:

	For the Three Months Ended
	2021	2021	2021	2021	2022	2022	2022	2022	2023	2023	2023	2023
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
Number of new borrowers	288,247	342,834	384,316	363,210	230,663	197,640	236,958	225,126	96,481	71,194	64,852	37,260
Total number of borrowers	345,939	434,153	548,495	618,131	508,746	556,094	737,320	862,226	872,235	1,013,972	1,204,012	1,371,501

As of December 31, 2023, 42.8% of our cumulative borrowers have borrowed more than one loan on our platform.

Funding Sources

Under the financial services business, the loans are primarily funded by third parties. Since September 2020, we have ceased accepting new funding from individual investors and instead have solely accepted funding from institutional funding partners, such as commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. In 2021, 2022 and 2023, our company and the VIEs facilitated RMB21,506.3 million, RMB22,622.5 million and RMB35,992.3 million (US$5,069.4 million) loans funded by third parties, respectively. The self-funded loans mainly receive funding from our company’s subsidiaries and are primarily unsecured small revolving loans, and in 2021 and 2022, the self-funded loans also included auto-secured loans and property-secured loans funded from VIEs’ subsidiaries. These loans amounted to RMB1,688.9 million, RMB648 thousand and RMB44.0 million (US$6.2 million) in 2021, 2022 and 2023, respectively.

The following table sets forth a breakdown of loans by the funding source, both in absolute amount and as a percentage of the total loan volume, for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Third-party capital (i.e., for loan facilitation services)
Microloan companies	14,495,586	62.5	12,175,351	53.8	4,057,073	571,427	11.3
Banks	2,740,551	11.8	6,801,585	30.1	12,102,205	1,704,560	33.6
Consumer finance companies	111,562	0.5	3,456,515	15.3	17,286,038	2,434,687	48.0
Trusts	91,696	0.4	127,856	0.5	1,495,626	210,654	4.2
Financial leasing companies	4,060,443	17.5	—	—	—	—	—
Others	6,484	—*	61,146	0.3	1,051,360	148,081	2.9
Subtotal	21,506,322	92.7	22,622,453	100.0	35,992,302	5,069,410	99.9
Own capital (i.e., for self-funded financing services)
Financial leasing companies	1,687,242	7.3	648	—*	—	—	—
Microloan companies	1,660	—*	—	—	43,999	6,197	0.1
Subtotal	1,688,902	7.3	648	—*	43,999	6,197	0.1
Total	23,195,224	100.0	22,623,101	100.0	36,036,301	5,075,607	100.0

Note:

* Less than 0.1% of the total loan volume.

In recent years, we have continuously enhanced our collaboration, through our subsidiaries and the VIEs, with third-party funding partners that provide quality and low-cost financing options. We and the VIEs have proactively expanded our collaboration with a range of funding sources to support our business growth and to lower the risks of reliance on any single funding source. As a result, the total funding volume provided by third-party funding partners, particularly banks, consumer finance companies and trusts showed an increasing trend from 2021 to 2023. The funding from third-party microloan companies decreased from 2021 to 2023 due to our enhanced collaboration with a more diverse pool of funding partners. Among these partners, we and the VIEs have managed to cooperate more extensively with those characterized by lower funding costs, such as banks.

Furthermore, the changes in our product and service offerings also affected the funding volume provided by different funding sources. For example, in February 2022, we and the VIEs ceased the offering of secured loan products, which were primarily funded by third-party financial leasing companies or by the consolidated financial leasing companies. Therefore, the funding from third-party financial leasing companies showed a significant decreasing trend from RMB4,060.4 million in 2021 to nil in 2022, and the funding provided by the consolidated financial leasing companies decreased from RMB1,687.2 million in 2021 to RMB648.0 thousand in 2022.

Our Loan Products

Yiren Credit platform primarily facilitates unsecured loan products to borrowers. We believe that these loans are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. In the past, Yiren Credit platform also facilitated auto-secured loans and property-secured loans, or financed these secured loans through subsidiaries of the consolidated variable interest entities. In order to optimize our product mix and enhance overall operating efficiencies, our company and the VIEs ceased offering property-secured loans in October 2021 and auto-secured loans in February 2022.

Unsecured Consumer Loan Products

Small revolving loans

We and the VIEs facilitate small revolving loans through the Yixianghua platform. These small revolving loans are unsecured loans with average ticket size ranging from RMB4,000 to RMB6,000 and terms ranging from 3 months to 12 months. The small revolving loan product was launched in 2020 and has been enjoying a high popularity among our borrowers, leading a continuously growing proportion of our overall loan portfolio. In 2023, small revolving loans accounted for 96.9% of the total loan facilitation volume under the financial services business.

As part of our global expansion strategy, we began offering unsecured small revolving loans in the Philippines in early 2023. We expect continued growth in our overseas loan volume, given our focused efforts in product and service localization and improved operational efficiency.

Historically, we also facilitated general unsecured loan products with initial loan amounts ranging from RMB1,000 to RMB200,000 and terms ranging from 3 months to 24 months. We scaled back general unsecured loan products since the first quarter of 2020 and ceased to facilitate such products in February 2022 as we continue to optimize our product structure and enhance profitability.

Small business loans

We facilitate unsecured small business loans that enable business owners to meet their financing needs. Historically, these unsecured small business loan products have terms ranging from 1 month to 24 months with loan amounts ranging from RMB10,000 to RMB4,000,000. We scaled back this product and terminated it at the end of 2022 to optimize loan portfolio and product mix as well as to enhance our overall operational efficiency. Meanwhile, as we note that a certain proportion of borrowers of small revolving loans are small or mini business owners with high quality credit records, we started to facilitate smaller-ticket-sized SME loans through the Yixianghua platform for those borrowers since the end of 2022.

Since 2018, we have been collaborating with third-party guarantee companies, which provide credit enhancement services for borrowers in all of the loans facilitated by us or financed by subsidiaries of the consolidated variable interest entities. We believe that the additional credit enhancement provided by the third-party guarantee companies helps funding parties lower their risks and improve their loan collection performance.

Secured Consumer Loan Products

In the past, we facilitated and financed auto-secured loans and property-secured loans. These secured loan products offered loan terms of 12, 24 and 36 months with loan amounts ranging from RMB30,000 to RMB300,000. In order to optimize product mix and revenue structure, we ceased property-secured loans in October 2021 and strategically terminated auto-secured loan facilitation and financing operations in February 2022.

Loan Pricing Mechanism

We use a proprietary, AI-driven credit scoring model to assess the creditworthiness of potential borrowers. Our credit scoring model aggregates and analyzes the data submitted by the borrower as well as the data we collect from a number of internal and external sources after obtaining the borrower’s full consent, and then generates a score for the prospective borrower. In addition, we use the AI-powered systems to more accurately characterize a borrower’s credit profile. Under our credit scoring systems, we have an upgraded risk grid with various segments. The expected M3+ Net Charge-off Rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments.

All of the loans offered under our financial services business feature fixed monthly payments with fixed interest rates, which are paid to the funding parties, either the third-party institutional funding partners or our subsidiaries. In addition, guarantee companies that cooperate with us charge borrowers guarantee fees for the credit enhancement services they provide. Each of these fees is charged as a percentage of the loan contract. The penalty fees for late payment and prepayment are imposed as a percentage of the past due amounts and the contract amounts, respectively. All fees that are payable by the borrowers are clearly disclosed to the borrower upfront.

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

We provide an automated, streamlined application process that appears simple, seamless and efficient. Beneath the surface, our platform and service network leverage sophisticated, proprietary technology to enable the user-friendly experience. The entire process from initial application to disbursement of funds now typically takes less than five minutes to two hours, driven by our highly efficient digital operations.

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

Once a potential borrower passes our initial qualification phase and applies for our loan products, the application proceeds to the next phase for further review. Following the initial verification interviews, the application and credit scores will undergo further analysis. If there is suspicion of fraud associated with a particular loan application, or if additional verification is deemed necessary to complete the credit decisioning process, an automated further due diligence and verification will be conducted. Although these additional steps have previously uncovered instances of invalid information provided by prospective borrowers, the number of such instances has not been significant. After this review, a decision will be automatically made to either approve the loan as is, approve the loan with one or more modified sets of loan characteristics, or decline the loan application. Currently we have already connected our data with third-party credit scoring agents as required by the regulations that prohibit internet platforms from directly providing personal information collected by them to financial institutions.

Stage 4: Approval and Funding

The funding source for the financial services business now includes investments from institutional funding partners only. Among the borrowers who have already obtained our preliminary credit assessment and approval, we will refer qualified borrowers to our institutional funding partners based on their specific requirements of borrower profiles. The institutional funding partners will then review the credit application and our preliminary credit assessment of the borrower introduced by us in accordance with their own credit assessment standards and decide if to approve or decline the loan application. Once the borrower’s credit application is approved, the loan agreement between the borrower and our institutional funding partner will be signed on our platform, and our institutional funding partner will then directly disburse the loan amount to the borrower’s bank account.

Stage 5: Servicing and Collections

We and the VIEs assist our institutional funding partners in the loan collection services upon their request. If requested, we utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform or a payment platform delegated by the institutional funding partners. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages and phone calls on the day a repayment is due. Once a repayment is past due, we send additional reminder text messages and initiate the collection process once a loan is fifteen days delinquent. To facilitate repayment, the collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages are sent to a delinquent borrower as soon as the collection process commences, and if the payment is still outstanding, a phone call will be made to further the collection process. Although most stages of the collection process are outsourced to our affiliate, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while the collection teams of our affiliate have the discretion to make decisions for the loans that are below such threshold. The collection team also pays close attention to borrowers who are more than 90 days overdue or with weak repayment willingness or fraud suspicion. And through cooperating with professional law firms nationwide, the collection team files lawsuits to the corresponding courts to ensure the compliance of the collection. Juridical conciliation is also an acceptable approach which can accelerate the process of those borrowers’ repayment. With the growing penetration of AI application across various business operations, our collection process is now partially automated and driven by our AI systems.

Insurance Brokerage Business

We operate our insurance brokerage business through Hexiang Insurance Brokers, a nationwide insurance brokerage company that provides a variety of high-quality insurance services and products to individuals and institutional clients. Hexiang Insurance Brokers provides insurance brokerage services to both retail and institutional clients. As of December 31, 2023, Hexiang Insurance Brokers had established 32 offline branches nationwide and offered over 1000 insurance products from over 100 insurers, and served 1,173,873 individual clients and 109,229 institutional clients.

Products and Services

We, through Hexiang Insurance Brokers, have established a comprehensive and diversified product matrix that includes both life and health insurance products and property and casualty insurance products. For life and health insurance, Hexiang Insurance Brokers focuses on critical illness insurance products, annuity, whole life, term life, endowment life, and long-term and short-term health insurance products, which meet the overall needs of the clients in security heath planning, retirement planning, child education fund planning, asset inheritance, etc. For property and casualty insurance, Hexiang Insurance Brokers provides insurance products such as household property insurance, corporate property insurance, liability insurance, auto insurance, cargo insurance, and accident insurance products, which satisfy different demands of individuals, families and corporate clients in property protection, employee welfare and benefit protection, operation risk transfer, etc. The insurance brokerage products and services that Hexiang Insurance Brokers offers have competitive edges in customization. Through the in-depth, data-driven, tech-powered KYC and customer research, Hexiang Insurance Brokers works with insurers and external partners to tailor-make insurance products that target different customer groups based on their particular profiles and demands.

Service Fees

For our insurance brokerage business, we generate revenue primarily from insurance commission fees paid by insurance companies when clients purchase insurance products through Hexiang Insurance Brokers. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to any insurance products.

Consumption and Lifestyle Business and Others

We aim to better serve our existing clients and enhance their overall well-being, while fostering increased user engagement and long-term value. To accomplish this objective, we, through our subsidiaries and the VIEs, have been offering a range of selective non-financial products and services to fulfill various consumer needs and explore additional service demands, aimed at elevating the customer experience. These offerings span in multiple sectors, such as various membership upgraded services, 3C products (computers, consumer electronics, and communication devices), and healthcare products and services. In the first quarter of 2023, we re-categorized these non-financial products and services primarily offered through Yixianghua and Yiren Select into a new business segment, namely the Consumption and Lifestyle Business and Others, to better capture its business nature. In 2023, we had generated RMB1,960.3 million GMV in consumption and lifestyle business and others segment.

Meanwhile, as the revenue from e-commerce has increased and that from wealth solutions decreased due to our strategic shift towards offering non-financial products and services, the revenue generated from wealth solutions has been re-categorized as “others” within our net revenue under our consolidated financial statements included elsewhere in this annual report.

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

Proprietary Fraud Detection System

Our company and the VIEs use a proprietary fraud detection system, which is part of our larger risk management system, to identify and reject potential borrower applications. Our system combines quantitative modeling, big data technologies, such as the knowledge graph, offline verification and the use of third-party services. The quantitative modeling aspect of our fraud detection system involves the use of a big data platform to locate potential inconsistencies in a particular borrower application. The internet technology aspect includes IP verification and monitoring. Lastly, we employ third-party services to check the online behavior of potential borrowers, and utilize government agency’s open database to check their identity card numbers against known criminals. We also maintain a blacklist after detecting any fraudulent borrowers.

Proprietary Credit Scoring Model and Loan Qualification System

Our company and the VIEs have established a credit assessment module to assess the credit quality of borrowers. After obtaining a borrower’s consent, we collect the borrower’s internal and external information, which derives a number of variables from varied dimensions through our data analysis systems. Different scoring models are established and developed based on features of particular products and borrowers to generate accurate assessment of the borrower’s credit status. Given CreditEase’s more-than-a-decade experience and expertise in risk management and the considerable data pools it has accumulated, our relationship with CreditEase allows us to further improve our credit scoring models and enhance our capabilities of accurate risk control.

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

The credit scores derived from our proprietary credit scoring model containing the criteria mentioned above are used to determine the final grade of a borrower’s “A-Score,” which reflects the level of his credit quality as a potential new borrower on our platform. A particular amount of credit line will be granted based on the borrower’s A-Score grade and his income/debt status. At this stage, if the borrower’s grade is below our threshold, his application will be declined. We have established customized loan pricing models based on our A-Score system and risk pricing structures.

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

Our company and the VIEs are constantly monitoring the operations and performances of our models on a regular basis (weekly/monthly/quarterly) to ensure the stability and effectiveness of the models in responding to the evolving market environment and borrower behaviors from different segments. If any major changes are monitored, our model and strategy teams will immediately start troubleshooting processes and shift/update the models accordingly when needed. Sufficient plans are pre-arranged to ensure timely responses to any changes.

Our Risk Management Division and Credit Assessment Team

We have an independent risk management division responsible for loan performance analysis, credit model validation and credit decisioning performance. This division engages in various risk management activities, including reporting on performance trends, monitoring of loan concentrations and stability, performing economic stress tests on loans, randomly auditing loan decisions by our credit assessment team members and conducting peer benchmarking and external risk assessments.

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

CreditEase has developed a strategy to optimize the collection process for our delinquent loans. Our collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. Loans progress through the collection cycle based upon the number of days past due, but can be accelerated based on specific circumstances.

Our Technology

We believe our technology platform is a competitive advantage and an important reason that borrowers and clients utilize our marketplace. Key features of our technology platform include:

●	Highly automated process. Our company and the VIEs offer a fast and easy-to-use online application process and provide users with access to live support and online tools throughout the process and for the lifetime of the products. Our platform covers all stages of the customer life cycle: application; verification; credit assessment and decisioning and funding; and servicing and collections. Our web and mobile based platforms also provide a superior customer experience.
●	Mobile applications. Our company and the VIEs have developed different user-friendly mobile applications for borrowers and clients of our financial services business, insurance brokerage business, and consumption and lifestyle business, which enable them to access our platforms at any time or location that is convenient.
●	AI-powered system and data-driven services. Our company and the VIEs have developed a proprietary AI-powered system to provide automated KYC and digital customer services that match customers’ credit performance, risk appetite and financial objectives with proper solutions. In the first half of 2023, we initiated our AI Lab project to deepen our commitment to technological innovation, empowering a range of business areas. By employing advanced Large Language Models (LLMs), we have automated and streamlined various business operations, including marketing, customer service, risk management, and loan collections. Our actions have involved developing and upgrading Interactive Voice Response (IVR) systems, improving automation in marketing and loan collections, and developing quality inspection robots for real-time/offline use, ensuring stringent compliance in our business practices. Additionally, we developed the AI-Generated Content (AIGC) platform to quickly create images and videos for marketing purposes. These efforts have delivered efficient and secured services to our customers, highlighting our commitment as a leading AI-driven platform.
●	Proprietary fraud detection. Our company and the VIEs use a combination of current and historical data obtained during the application process, third-party data and sophisticated analytical tools to help determine an application’s fraud risk. High risk applications are subject to further investigation. In cases that fraud is confirmed, the application is cancelled, and we identify and flag characteristics of the loan to help refine our fraud detection efforts.

●	Scalable platform. Our platform is built on a distributed, load-balanced computing infrastructure, which is both highly scalable and reliable. The infrastructure can be expanded easily to meet increasing data storage needs and user traffic. Our company and the VIEs have designed a unified platform, which administrates all systems and servers and can reconfigure or redeploy systems or servers automatically whenever needed. We utilize advanced testing technologies to offer comprehensive quality data tracking throughout each product iteration cycle, ensuring that each innovation is grounded on a robust data foundation. Our coverage assessment techniques not only scrutinize every aspect of the product but also leverage data-driven insights to precisely illustrate the product’s overall quality.
●	Data security. Our network is configured with multiple layers of security to isolate our databases from unauthorized access, and our company and the VIEs use sophisticated security protocols for communication among applications. To prevent unauthorized access to our system, we utilize a system of firewalls and also maintain a perimeter network, or a demilitarized zone, to separate our external-facing services from our internal systems. Our entire website and public and private APIs use the Secure Sockets Layer networking protocol.
●	Stability. Our company and the VIEs have multiple layers of redundancy to ensure the reliability of our network. We also have a working data redundancy model with comprehensive backups of our databases and our development environment conducted every day.

Product Development

Our company and the VIEs constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our clients.

From the financial services business perspective, as we continue to optimize our product structures, we plan to develop more diversified credit products tailor made to the specific needs of our target borrowers and institutional funding partners with reasonable prices under the updated regulatory guidelines. As our marketplace grows, we have been expanding our ability to offer risk-based loan pricing. For example, we have been offering lower-priced loan products and constantly adjust loan pricing as we shift towards a higher-quality customer segment in response to regulatory directives. We will also continue to increase the diversity of our product offerings and enhance synergies between business lines, including our financial and non-financial products and services.

In terms of the insurance brokerage business, we continue to focus on insurance product innovation and customization as we expand our client pool and external partners. Moreover, we are closely observing the domestic and overseas markets and constantly introduce new insurance products with low penetration rates and high growth potential in the market. For example, we have been providing overseas engineering liability insurance services since the second half of 2022 to meet the growing security demands of engineering construction projects in Belt and Road countries. Additionally, we have offered “New Citizen” insurance services since 2022, stressing the protection needs from those flexible workforce personnel or part-time workers who are not covered by social security services.

For consumption and lifestyle business, we continue to enrich our product and service offerings to meet our customers’ diverse needs in various life scenarios. For example, we have upgraded our membership services with more flexible pricing and enriched offerings, such as popular video streaming platform accounts and car fuel cards.

Brand Promotion

Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers and clients. We believe reputation and word-of-mouth drive continued organic growth in our businesses. Meanwhile, we are enhancing our public exposure by providing transparent and prompt information disclosures, and building trust through our consistency in service quality, compliance, and transparency. Moreover, we have been expanding our engagement with customers, the public, and the industry through various channels such as media outlets, social media platforms, and third-party industry agents. Our brand has been increasingly recognized by the industry for its technological advancements, service capabilities, growth momentum, and contributions to social responsibility. For example, Yiren Digital was named as one of the Top 100 Annual Growth Public Companies of 2023 in December 2023 by Snowball Finance (Xueqiu), the renowned investor community in China, following its recent receipt of the 2023 Annual Digital Inclusive Finance Excellence Award from reputable institutions, including the China Digital Index Research Institute and the Shanghai Finance and Development Laboratory. Additionally, Yiren Digital was honored as the Inclusive Finance Institution of the Year at the 9th Beijing Financial Forum in December 2023.

Competition

For our financial services business, we compete with other consumer finance marketplaces and loan facilitation platforms in China. The industry was intensively competitive before the year 2018. However, as the domestic regulations on the industry evolve and entry barriers continue to increase in recent years, fewer national-level players like us remain in the market while smaller platforms cease their operations, leaving more market share opportunities for us. Meanwhile, as we expand our financial service businesses overseas, such as in the Philippines, we are facing competition from regional peers.

For our insurance brokerage business, we compete with other insurance brokerage companies in China. Given the overall low penetration rate of insurance services in China compared with the US and the Europe, we believe that our strategic deployment in insurance business has navigated us towards a large market with high growth potential. In light of a tightening regulatory landscape domestically, our ability to customize and innovate products, coupled with robust channel partnerships, will play a vital role in maintaining our competitiveness.

For our consumption and lifestyle business, we fully embrace AI to offer selected high-quality products and services that align with our customers’ preferences. Our primary goal in this segment is to enhance user experience and engagement, thereby increasing the long-term value of our existing customers through enriched products and upgraded services.

Intellectual Property

Our company and the VIEs regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-competition agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, our subsidiaries and the VIEs had 441 registered trademarks with the Trademark Office of the National Intellectual Property Administration.

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

Insurance

Our company and the VIEs maintain property insurance policies covering certain equipment and other property that are essential to our business operation to safeguard against risks and unexpected events. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Seasonality

Our company and the VIEs experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction volume for our financial services business during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Overall, the historical seasonality of our business has been mild but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

As an AI-driven one-stop select financial and lifestyle services platform in China, our company and the VIEs are regulated by various government authorities, including, among others:

●	the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;
●	the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing; and
●	the National Administration of Financial Regulation, or the NAFR, is formed in May 2023 on the basis of and replacing the previous China Banking and Insurance Regulatory Commission as China’s new financial regulator. The NAFR is in charge of regulating the financial industry, with the exception of the securities sector. It will take over certain functions of the PBOC and the CSRC.

Regulations Relating to Foreign Investment

PRC Foreign Investment Law

The Foreign Investment Law was formally adopted by the Second session of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020, and, together with their implementation rules and ancillary regulations, have replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to the negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures; please refer to “Risk Factors-Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

In light of the above restrictions and requirements, in 2020, we operated Yiren Credit and Yiren Wealth (predecessor of “Yiren Select”) primarily through Hengcheng, YouRace Hengchuang, CreditEase Puhui and Yiren Financial Information. After the business restructuring in December 2020, we operated Yiren Credit through YouRace Hengchuang and CreditEase Puhui, and operated Yiren Wealth (predecessor of “Yiren Select”) through Yiren Financial Information, Yiyouxuan and Hexiang Insurance Brokers. As of the date of this annual report, we operate Yiren Select through Yiyouxuan, and operate Yixianghua and “Kaihua Life” mini-program through Kechuang Xinlian.

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

We established Fujian Jiaying Financing Guarantee Co. Ltd. in September 2020 and acquired Chongqing Jintong Financing Guarantee Co., Ltd. in 2023 to provide financing guarantee services for our loan facilitation business.

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

On October 28, 2021, the CBIRC promulgated the Implementing Measures for Administrative Licensing and Record-filing for Insurance Intermediaries, or the Implementing Measures, which took effect on February 1, 2022, in order to clarify the conditions and procedures for administrative licensing and record-filing matters. According to the Implementing Measures, to apply to operate an insurance brokerage business, an applicant shall meet the following conditions: (i) it has obtained a business license, on which the name shall include the words “insurance brokerage,” and its trade name shall not be the same as that of any existing professional insurance intermediary, except for the professional insurance broker whose actual controller is the same as that of any other professional insurance intermediary; (ii) its shareholders meet certain requirements, including (1) in good financial condition, able to make foreign investments with self-owned funds, and make capital contributions with self-owned, authentic and legitimate funds; (2) for legal person shareholder, a good corporate governance structure or an effective organizational management model, good social reputation, credit records, tax payment records, and good operation and management; its net assets at the end of the previous year of the date of contribution are not negative, and the net assets and monetary funds at the end of the previous month of the date of contribution are greater than the capital contribution; (iii) its registered capital is paid-in monetary capital and is held in custody in accordance with the relevant provisions of the CBIRC; the minimum registered capital of national insurance brokers shall be RMB 50 million, and that of regional insurance brokers RMB 20 million; (iv) the business scope set forth in its business license complies with the relevant provisions of the CBIRC; (v) it has articles of association that comply with the Company Law of the PRC and the Insurance Law of the PRC; (vi) its senior executives meet the required qualifications; (vii) it has a governance structure and an internal control system required by the CBIRC, along with a scientific, reasonable and feasible business model; (viii) it has a fixed domicile commensurate with its business size; (ix) it has business, financial and other computer software and hardware facilities required by the CBIRC; (x) its risk testing meets the requirements; and (xi) it meets other conditions stipulated by laws, administrative regulations and the CBIRC.

The Implementing Measures prohibits applications to operate an insurance brokerage business if an entity’s shareholder (i) has been subjected to a criminal penalty or major administrative punishment in the last five years, (ii) is under investigation by the relevant authority due to being suspected of committing any major illegal or criminal offense, (iii) is determined as a target of joint disciplinary action against dishonesty by the relevant authority of the State due to serious dishonesty and shall be subjected to corresponding disciplinary action in the field of insurance, or has any other bad record of serious dishonesty in the last five years; (iv) is not allowed to invest in any enterprise in accordance with laws or administrative regulations; or (v) the CBIRC deems unsuitable for being a shareholder of an insurance broker.

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

We acquired, through Yiren Financial Information, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance Brokers, in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers and its wholly owned subsidiary, Heanjun, have become the wholly owned subsidiaries of Yiren Financial Information in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then. Hexiang Insurance Brokers sells various health and life insurance products and property and casualty insurance products on behalf of insurance companies, and earns brokerage commissions determined as a percentage of premiums paid by the policy holder. We have identified our promise to sell insurance policies on behalf of an insurance company as the performance obligation in our contracts with the insurance companies. Hexiang Insurance Brokers has obtained the License for Professional Insurance Intermediaries.

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

According to the Regulatory Measures, “self-operated online platform” refers to the online platform which is established and operated independently by an insurance institution for the purpose of engaging in the internet insurance business. The Regulatory Measures requires that insurance institutions conducting online insurance business via their self-operated online platforms in the form of websites or mobile applications shall complete the filing with the competent authority for the operation of their websites and mobile applications. An insurance institution shall sell internet insurance products or provide insurance brokerage or insurance adjustment services via its self-operated online platform or the self-operated online platform of other insurance institutions, and the online insurance transactions being conducted through online interfaces shall be operated by insurance institutions only. In addition, the Regulatory Measures imposes technical IT requirements for insurance institutions engaged in the online insurance business. For example, the self-operated online platforms with online insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level III Computer Information Systems or above level. As for the self-operated online platforms without online insurance products sales or insuring functions and the information management systems and core business systems that support the operation of such self-operated online platforms shall be certified as Safety Level II Computer Information Systems or above level.

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

In September 2023, the NAFR promulgated the Measures for the Administration of Insurance Sales Activities, which came into force on March 1, 2024. These Measures categorizes insurance sales activities of insurance companies and insurance intermediaries, including insurance agency companies, into three phases namely pre-sales, in-sales, and post-sales activities, sets forth varied regulatory requirements on insurance sales activities in each phase: (1) for pre-sales phase, insurance intermediaries companies shall not engage in insurance sales activities beyond the approved business scope and regional scope; insurance intermediaries companies shall assume the primary management responsibility for the insurance sales promotion information released by its sales personnel; (2) for in-sales phase, insurance intermediaries companies shall not enter into insurance contracts with their clients using methods such as compulsory tie-in sale or default check on web pages; (3) for post-sales phase, insurance intermediaries companies shall establish archives management rules, properly maintain business archives, account books, business ledgers, personnel archives, client materials and audio-visual materials, electronic data, and other archive materials generated during traceability management.

We acquired, through Yiren Financial Information, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance Brokers, in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers and its wholly owned subsidiary, Heanjun, have become the wholly owned subsidiaries of Yiren Financial Information in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then.

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

Yichuang Financial Leasing, which is a subsidiary of the consolidated variable interest entities, is approved to conduct financial leasing business. In order to optimize product mix and revenue structure, we ceased pursuing growth on our financial leasing business in February 2022, and are only maintaining existing business.

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

The Provisions on the Implementation of the Measures for the Supervision and Administration of Publicly-offered Securities Investment Fund Distributors, or the Implementation Measures, issued by the CSRC on August 28, 2020 and effective on October 1, 2020, provide that where a fund manager or a fund distributor rents cyberspace premises (such as websites or applications) of a third-party network platform to deploy relevant webpages and feature modules and provide fund distribution services for investors, such third party shall, as a fund service agency engaging in information technology system services, file a record with the CSRC. The Implementation Measures also make it clear that the third party shall only provide information technology services (including cyberspace premises for fund managers and fund distributors), and may neither engage in any part of fund distribution process, nor collect, transmit or retain any fund trading information of investors.

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

On July 21, 2023, the MIIT promulgated the Circular of the Ministry of Industry and Information Technology on Launching the Record-filing of Mobile Internet Applications, or the Mobile Application Filing Circular, which took effect on the same day. The Mobile Application Filing Circular requires that the mobile application sponsors who engage in the internet-based information services within the territory of the PRC shall carry out record-filing procedures in accordance with the Anti-Telecom and Online Fraud Law of the PRC, Administrative Measures for Internet-based Information Services and other provisions, and shall not engage in the mobile application internet-based information services if they fail to comply with the record-filing requirements.

Yiyouxuan and Kechuang Xinlian, the variable interest entities operating our mobile applications Yiren Select and Yixianghua, respectively, may be deemed to be providing commercial internet information services and data processing and transaction processing services, which would require Yiyouxuan and Kechuang Xinlian to obtain an ICP License and an EDI License. Both of Yiyouxuan and Kechuang Xinlian have obtained an ICP License and an EDI License. Yiren Information currently owns the relevant domain name in connection with Yiren Select and is the registrant of ICP and mobile application filings for Yiren Select. Yiren Information does not hold ICP license. We are under the process to change the owner and the registrant of ICP and mobile application filings for Yiren Select from Yiren Information to Yiyouxuan.

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

On March 15, 2021, the Administrative Regulations on Internet Transactions were released by the SAMR and took into effective on May 1, 2021, which are the supplementary rules to the E-Commerce Law and repealed the Online Transactions Measures. Pursuant to the Administrative Regulations on Internet Transactions, any online business operator who conducts online sales or provides service through online social networking platforms or online live-broadcasting platforms, should comply with both the E-Commerce Law and the Administrative Regulations on Internet Transactions. Our company and the VIEs are subject to these measures as a result of our online direct sales and online marketplace.

Regulations Relating to Internet Advertising

The main regulations governing internet advertising include the Advertising Law of the PRC, which was amended on April 29, 2021, and the Measures on Internet Advertisement, or the Internet Advertisement Measures, which were issued by the SAMR on February 25, 2023 and took effect on May 1, 2023. Pursuant to the Advertising Law, the contents of advertisements shall be authentic and legal, expressed in healthy form, and shall not contain any information that is false or confusing. Violation of these provisions may result in penalties, including fines, orders to cease dissemination of the advertisements and orders to eliminate impact within the corresponding scope. The Internet Advertisement Measures regulate any advertisement published on the Internet, including but not limited to, through websites, webpage and APPs, in the form of word, picture, audio and video and provide more detailed guidelines to the advertisers, advertising operators and advertising distributors. In addition, the Internet Advertisement Measures explicitly require that the Advertising Law and the relevant provisions of the Internet Advertisement Measures apply to the internet information service providers. Aiming to provide more user protection and responsibilities on advertisers, advertising operators, advertising distributors and internet platforms in China, the Internet Advertisement Measures cover various forms of online advertisements, including pop-up advertisements, open-screen advertisements, livestreaming advertisement, “soft text advertisements”, internet advertisements containing links, auction ranked advertisements, algorithm-recommended advertisements, internet live broadcast advertisements, and covert advertisements. Internet platform operators are required to take measures to prevent and stop illegal advertisements, including recording and storing the real identity information of users who publish advertisements for at least three (3) years, monitoring and investigating the content of advertisements, and employing measures to stop illegal advertisements. Such platform operators must also establish effective complaint and reporting mechanisms, cooperate with market regulatory authorities in investigating illegal conduct, and use measures such as warnings, suspending or terminating services for users who publish illegal advertisements.

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

The SAMR published the Guidelines for Regulatory Enforcement concerning the Identifiability of Internet Advertising (Draft for Comment) on August 28, 2023, which if becoming effective will provide guidance on enhancing the identifiability of Internet advertisement. For example, the draft guidelines provide that marks such as “sponsorship”, “promotion”, “recommendation” or “AD” are not qualified substitution for “advertisement” indication, and internet advertisement publishers are encouraged to disclose the advertiser while prominently indicating advertisement.

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

In addition, the Guiding Opinions on Promoting the Healthy Development of Internet Finance jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, to improve technology security standards, and safeguard customer and transaction information.

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

On December 31, 2021, the CAC, MIIT, MPS and SAMR promulgated the Administrative Provisions on Algorithms Recommendation in Internet-based Information Services, or the Algorithms Recommendation Administrative Provisions, which took effect on March 1, 2022. Pursuant to the Algorithms Recommendation Administrative Provisions, internet-based information service providers who apply algorithm-based recommendation technologies in such service within the territory of the PRC shall comply with relevant requirements regarding information services and user rights and interests protection. Algorithm-based recommendation service providers with public opinion attributes or social mobilization capabilities shall fill in certain information through the internet-based information service algorithm record-filing system, perform the record-filing procedures and conduct security assessment in accordance with relevant provisions.

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

On March 22, 2024, the CAC issued Regulations on Promoting and Regulating Cross-Border Data Flows, or the Cross-border Data Flows Regulations, outlining the mechanisms for data outbound transmission. The Cross-border Data Flows Regulations further specify the threshold for conducting security assessments and filing standard contracts for outbound data transfer. Under the Cross-border Data Flows Regulations, if any data is not announced or published by relevant department or locality as important data, data processors are not required to apply for the security assessment for such data. The Cross-border Data Flows Regulations provide certain exemptions for declaration for the security assessment of outbound data transfer, conclusion of a standard contract for outbound cross-border transfer of personal information, and the personal information protection certification. For example, where a data processor other than critical information infrastructure operator transfers overseas the personal information of less than 100,000 individuals on a cumulative basis (excluding sensitive personal information) starting from January 1 of the said year, the declaration for the security assessment, the conclusion of the standard contract, and the personal information protection certification. On the other hand, security assessment will be required for critical information infrastructure operator providing personal information or important data overseas, or data processor other than critical information infrastructure operator transferring overseas the personal information of more than one million individuals (excluding sensitive personal information) or the sensitive personal information of more than 10,000 individuals on a cumulative basis starting from January 1 of the said year. On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

On March 18, 2023, the CAC released the Provisions on the Administrative Law Enforcement Procedures for the Cyberspace Administration Authorities, which came into effect on June 1, 2023. These provisions clarify the procedures of cyberspace administrative law enforcement actions of the cyberspace administration authorities, as well as the procedures and requirements for administrative penalty.

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the PRC Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such app”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting a user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

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

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report, we had 441 registered trademarks with the Trademark Office of the National Intellectual Property Administration.

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

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Circular 16 was partly amended on December 4, 2023. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) securities investment or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than Grade II) unless otherwise specified ; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) purchasing residential real estate not for self-use (except for enterprises engaging in real estate development and leasing operation).

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

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from YouRace Hengchuang, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Company Law of PRC and the Foreign Investment Law. Under the current laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises.

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

Our PRC subsidiaries and the VIEs failed to make contribution to the social insurance plans and housing provident fund for some of our employees based on their actual wages. The probability that we may be subject to late penalties or fines in relation to the underpaid employee benefits is remote. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

C.Organizational Structure

Yiren Digital Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries and (ii) the consolidated variable interest entities with which its subsidiaries have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet culture business and certain value-added telecommunication services such as internet content provision services. Accordingly, these businesses are operated by the variable interest entities in China. Neither Yiren Digital Ltd. nor its subsidiaries own any equity interest or direct foreign investment in the variable interest entities. Instead, Yiren Digital Ltd. relies on contractual arrangements among its PRC subsidiaries, the variable interest entities and their shareholders, which allow Yiren Digital Ltd. to (i) direct the activities of the variable interest entities that most significantly impact their economic performance; (ii) receive substantially all of the economic benefits of the variable interest entities; and (iii) have an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permitted by PRC law. As a result of these VIE agreements, Yiren Digital Ltd. is considered the primary beneficiary of the variable interest entities for accounting purposes and is able to consolidate the financial results of the variable interest entities in the consolidated financial statements in accordance with U.S. GAAP. Investors in our ADSs are not holding equity interest in the consolidated variable interest entities in China but instead are holding equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, equity pledge agreements, powers of attorney and business operation agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual agreements, we are considered the primary beneficiary of the variable interest entities and have consolidated the financial results of these variable interest entities in our consolidated financial statements in accordance with U.S. GAAP.

These contractual arrangements may not be as effective as direct ownership. Under the current contractual arrangements, we rely on the performance by such consolidated variable interest entities and their respective shareholders of their obligations under the contracts. The shareholders of such consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with such consolidated variable interest entities. Although we have the right to replace any shareholder of such consolidated variable interest entities under their respective contractual arrangements, if any shareholder of such consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

If the consolidated variable interest entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of such consolidated variable interest entities were to refuse to transfer their equity interest in such consolidated variable interest entities, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

In addition, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of the arbitration should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to conduct the business operations of the consolidated variable interest entities, and our ability to conduct our business may be negatively affected. For more details of these potential risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities, and their respective shareholders for certain business operations in China, which may not be as effective as direct ownership,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the consolidated variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The following diagram illustrates our corporate structure, including our subsidiaries, the consolidated variable interest entities, and our consolidated assets backed financing entities, as of the date of this annual report:

Yiren Digital Ltd.
(Cayman Islands)
100%
YouRace Digital Holdings HK Limited
("YouRace HK")
(Hong Kong)
100%
Yiren Blue Boyage Limited
("Blue Boyage")
(Cayman Islands)
100%
Yiren Vision Pte. Ltd.
("Yiren Vision")
(Singapore)
100%
Creditable Lending Corporation
("Creditable Lending")
(Filipion)
99%
CAPITAL PARA MEXICANOS EMPRENDEDORES S.A. de C.V.,SOFOM., ENR
("SOFOM")
(Mexico)
Outside China
Inside China
100%
YouRace Hengchuang Technology Development (Beijing) Co., Ltd.
("YouRace Hengchuang")
100%
Zhenzhi Youpin (Hainan) Technology Trade Co., Ltd.
("Zhenzhi Youpin")
100%
Chongqing Hongfengyi Technology Co., Ltd.
("Hongfengyi")
100%
Chongqing Hengyuda Technology Co., Ltd.
("Hengyuda")
Bohai Trust · 2023 Huian No. 49 Single Fund Trust
("Huian No. 49")
National Trust · Tianji No. 47 Collective Fund Trust
("Tianji No. 47")
100%
Yiren Hengsheng Technology Development (Beijing) Co., Ltd.
("Yiren Hengsheng")
100%
Shenzhen Zhongbang Information Consulting Service Co., Ltd.
("Shenzhen Zhongbang")
100%
Yiren Information Consulting (Beijing) Co., Ltd.
("Yiren Information")
100%
Fujian Jiaying Financing Guarantee Co., Ltd.
("Fujian Jiaying")
100%
Hesi Shengjie Technology Development (Xinjiang) Co.Ltd.
("Hesi Shengjie")
CreditEase Puhui Information Consultant (Beijing) Co., Ltd.
("CreditEase Puhui")
100%
Dekai Yichuang Asset Management (Shenzhen) Co., Ltd.
("Dekai Yichuang")
100%
Tianjin Linyang Information and Technology Co., Ltd.
("Tianjin Linyang")
100%
Hainan Haijin Yichuang Data Information Service Co., Ltd.
("Yichuang Data")
100%
Haijin Yichuang Financial Leasing Co., Ltd.
("Yichuang Financial Leasing")
50%
50%
Hainan Haijin Yichuang Micro-lending Co., Ltd.
("Yichuang Micro-lending")
100%
Xinjiang Hengyu Innovation Technology Development Co., Ltd.
("Hengyu Innovation")
100%
Chongqing Jintong Financing Guarantee Co., Ltd. ("Jintong")
Yiren Financial Information Service (Beijing) Co., Ltd.
("Yiren Financial Information")
100%
Beijing Yiyouxuan Technology Information Service Co., Ltd.
("Yiyouxuan")
100%
Heilongjiang Changtao Technology Development Co., Ltd.
("Changtao Technology")
100%
Baijunda Logistics (Wuhan) Co., Ltd.
("Baijunda")
49%
100%
Wuhan Linyi Business Consulting Co., Ltd.
("Wuhan Linyi")
51%
Hexiang Insurance broker Co., Ltd.
("Hexiang Insurance Brokers")
100%
Hexiang Auto Rescue (Wuhan) Co., Ltd
("Hexiang")
100%
Beijing Kechuang Xinlian Technology Co., Ltd.
("Kechuang Xinlian")
100%
Beijing Yiding Technology Co., Ltd.
("Yiding Technology")
Equity interest
Contractual arrangement
Consolidated Assets Backed Financing Entities

Notes:

(1)	The shareholders of CreditEase Puhui are Mr. Ning Tang and Ms. Mei Zhao, holding 99% and 1% of CreditEase Puhui’s equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Mei Zhao is one of our employees.
(2)	The shareholders of Yiren Financial Information are Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang and Ms. Yan Tian, holding 95%, 4% and 1% of Yiren Financial Information’s equity interest, respectively. The ultimate shareholders of Pucheng Credit Assessment and Management (Beijing) Co., Ltd. are Mr. Ning Tang and Ms. Yan Tian, ultimately holding 95% and 5% of its equity interest, respectively. Mr. Ning Tang is our executive chairman, and Ms. Yan Tian is a third-party individual designated by CreditEase.

(3)	Our subsidiaries hold significant variable interests in Huian No. 49 and Tianji No.47 (collectively, the “ABFE”) through the transaction fees charged and/or direct investment. Accordingly, we are considered the primary beneficiary of the ABFE and has consolidated the ABFE’s assets, liabilities, results of operations, and cash flows in the consolidated financial statements. For more information about the consolidated ABFE, please see “Note 2—Summary of Significant Accounting Policies—Basis of Consolidation—Consolidated ABFE” to our consolidated financial statements included elsewhere in this annual report.

Contractual Arrangements with the Consolidated Variable Interest Entities

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Yiren Financial Information and CreditEase Puhui, which we conduct the business operations through a series of contractual arrangements. These contractual arrangements allow us to:

•	conduct the business operations of Yiren Financial Information and CreditEase Puhui;
•	receive substantially all of the economic benefits of Yiren Financial Information and CreditEase Puhui; and
•	have an exclusive option to purchase all or part of the equity interests in Yiren Financial Information and CreditEase Puhui when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Yiren Financial Information and CreditEase Puhui, and we treat Yiren Financial Information and CreditEase Puhui as the consolidated variable interest entities under U.S. GAAP. We have consolidated the financial results of Yiren Financial Information and CreditEase Puhui in our consolidated financial statements in accordance with U.S. GAAP.

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

As a result of these contractual arrangements, we were the primary beneficiary of Hengcheng and treated Hengcheng as the variable interest entity under U.S. GAAP before December 31, 2020. We consolidated the financial results of Hengcheng in our consolidated financial statements in accordance with U.S. GAAP before December 31, 2020. Our contractual arrangements with Hengcheng and its shareholders were terminated on December 31, 2020.

Contractual Arrangements with Yiren Financial Information

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Hengyuda, the variable interest entity, Yiren Financial Information, and the shareholders of Yiren Financial Information.

Agreements that Allow Us to Conduct the Business Operations of Yiren Financial Information

Amended and Restated Equity Interest Pledge Agreements. Pursuant to amended and restated the equity interest pledge agreements, each shareholder of Yiren Financial Information has pledged all of his or her equity interest in Yiren Financial Information to guarantee the shareholder’s and Yiren Financial Information’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement, loan agreement (as applicable) and power of attorney. If Yiren Financial Information or any of its shareholders breaches their contractual obligations under these agreements, Hengyuda, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Yiren Financial Information in accordance with the law. Each of the shareholders of Yiren Financial Information agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Hengyuda. The equity interest pledge agreements remain effective until Yiren Financial Information and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Market Regulation in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Yiren Financial Information has irrevocably appointed Hengyuda to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Yiren Financial Information requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Yiren Financial Information, and appointing directors and executive officers. Hengyuda is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hengyuda shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force as long as the shareholder remains a shareholder of Yiren Financial Information. Each shareholder has waived all the rights which have been authorized to Hengyuda and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Yiren Financial Information

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Hengyuda and Yiren Financial Information, Hengyuda has the exclusive right to provide Yiren Financial Information with technical support, consulting services and other services. Without Hengyuda’s prior written consent, Yiren Financial Information agrees not to accept the same or any similar services provided by any third party. Hengyuda may designate other parties to provide services to Yiren Financial Information. Yiren Financial Information agrees to pay service fees on a monthly basis and at an amount determined by Hengyuda after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hengyuda owns the intellectual property rights arising out of the performance of this agreement. In addition, Yiren Financial Information has granted Hengyuda an irrevocable and exclusive option to purchase any or all of the assets and businesses of Yiren Financial Information at the lowest price permitted under PRC law. Unless terminated in accordance with the provision of the agreement or terminated by Hengyuda unilaterally in writing, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Yiren Financial Information

Amended and Restated Exclusive Option Agreement. Pursuant to the amended and restated exclusive option agreements, each shareholder of Yiren Financial Information has irrevocably granted Hengyuda an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Yiren Financial Information. The purchase price shall be the higher of the amount equal to the registered capital contributed by the respective shareholders of Yiren Financial Information (or such other price then accepted by Hengyuda) or the minimum price required by PRC law, which purchase price could be paid by way of offset of the outstanding debts owed by the shareholders of Yiren Financial Information to Hengyuda (including without limitation the outstanding amount of the loan owed by the shareholders of Yiren Financial Information to Hengyuda and any interest thereon under the respective loan agreement). If Hengyuda exercises the option to purchase part of the equity interest held by a shareholder of Yiren Financial Information, the purchase price shall be calculated proportionally. Yiren Financial Information and each of its shareholders have agreed to appoint any persons designated by Hengyuda to act as Yiren Financial Information’s directors. Without Hengyuda’s prior written consent, Yiren Financial Information shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Yiren Financial Information have agreed that, without Hengyuda’s prior written consent, they will not dispose of their equity interests in Yiren Financial Information or create or allow any encumbrance on their equity interests. Moreover, without Hengyuda’s prior written consent, no dividend will be distributed to Yiren Financial Information’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Hengyuda. These agreements will remain effective until all equity interests of Yiren Financial Information held by its shareholders have been transferred or assigned to Hengyuda or its designated person(s).

Amended and Restated Loan Agreements. Pursuant to the amended and restated loan agreements between Hengyuda and the shareholders of Yiren Financial Information, Hengyuda agreed to provide loans of RMB4.0 million, RMB1.0 million and RMB95.0 million to Mr. Ning Tang, Mr. Yan Tian and Pucheng Credit Assessment and Management (Beijing) Co., Ltd., respectively, solely for the capitalization of Yiren Financial Information. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Yiren Financial Information to Hengyuda or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Hengyuda. In the event that shareholders sell their equity interests to Hengyuda or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hengyuda as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Yiren Financial Information and Hengyuda elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

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

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of CreditEase Puhui has irrevocably appointed YouRace Hengchuang to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of CreditEase Puhui requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in CreditEase Puhui, and appointing directors and executive officers. YouRace Hengchuang is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, YouRace Hengchuang shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force as long as the shareholder remains a shareholder of CreditEase Puhui. Each shareholder has waived all the rights which have been authorized to YouRace Hengchuang and will not exercise such rights.

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

In the opinion of Han Kun Law Offices, our PRC counsel:

●	the ownership structures of our subsidiaries, YouRace Hengchuang and Hengyuda, and the consolidated variable interest entities, Yiren Financial Information and CreditEase Puhui, will not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual agreements relating to Yiren Financial Information and CreditEase Puhui, the consolidated variable interest entities, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities,” governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect. The equity pledge under each equity pledge agreement has been registered with the competent office of the State Administration for Market Regulation in accordance with the PRC laws.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has become effective on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising 1,935.6 square meters in Beijing, China. Our company and the VIEs have leased additional office spaces of 3,946.9 and 3,275.9 square meters in Beijing and other cities in China, respectively. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in December 2024. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have a three-year term. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Overview

We are an advanced, AI-powered platform providing a comprehensive suite of financial and lifestyle services in China. Our mission is to elevate customers’ financial well-being and enhance their quality of life by delivering digital financial services, tailor-made insurance solutions, and premium lifestyle services. We support clients at various growth stages, addressing financing needs arising from consumption and production activities, while aiming to augment the overall well-being and security of individuals, families, and businesses.

We are currently primarily engaged in the operation of our financial services business, insurance brokerage business and consumption and lifestyle business in China. In 2023, the majority of our revenues were generated from our financial services business, which included (i) loan facilitation service fees paid by institutional partners for our technology-enabled borrower acquisition services; (ii) post origination service fees paid by institutional partners for our post-origination loan management and collection services; (iii) financing service fees paid by borrowers for loans funded by our subsidiaries, and (iv) revenue from other financial services, such as referral services related to borrower referral for other loan platforms and guarantee services. Our insurance brokerage business generates revenues primarily from insurance commission fees paid by insurance companies when clients purchase insurance products through Hexiang Insurance Brokers. Our consumption and lifestyle business generates revenues primarily from sales of non-financial products and services on e-commerce platforms such as Yixianghua and Yiren Select.

Basis of Management’s Discussion of Operating Results

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

Major Factors Affecting Our Results of Operations

Major factors affecting our results of operations include the following:

Economic Conditions in China

The demand for online consumer finance from borrowers is dependent upon overall economic conditions in China. General economic factors, including the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans. For example, significant increases in interest rates could cause potential borrowers to defer obtaining loans as they wait for interest rates to become stable or decrease. Additionally, a slowdown in the economy, such as from a rise in the unemployment rate and a decrease in real income, may affect individuals’ level of disposable income. This may negatively affect borrowers’ repayment capability, which in turn may decrease their willingness to seek loans and potentially cause an increase in default rates.

Ability to Acquire Borrowers and Clients Effectively

Our ability to increase the loan volume facilitated through our marketplace largely depends on our ability to serve our existing borrowers and to attract potential new borrowers through sales and marketing efforts. Our sales and marketing efforts include those related to borrower acquisition and retention and general marketing. We intend to continue to dedicate significant resources to our sales and marketing efforts and constantly seek to improve the effectiveness of these efforts, in particular with regard to borrower acquisition.

For our financial services business, our company and the VIEs attract borrowers through online channels, such as social media platforms, search engine marketing, search engine optimization, mobile application downloads through major application stores, as well as various marketing campaigns and membership services. Historically, we also utilized offline channels for borrower acquisition, and we relied on CreditEase Puhui Information Consultant (Beijing) Co., Ltd., or CreditEase Puhui, an entity managing CreditEase’s national service network, for offline borrower acquisition. We started to scale back our offline borrower acquisition in the second half of 2021 and discontinued the business in February 2022 to optimize product mix, cost efficiency and revenue structure during and post the pandemic period. In 2021, 2022 and 2023, 6.1%, 0.0% and 0.0% of our borrowers were acquired through CreditEase Puhui, respectively, contributing 29.3%, 0.0%, and 0.0% of the total amount of loans facilitated through our marketplace, respectively. For our insurance brokerage business, we acquire clients through a variety of sources, such as online direct marketing, CreditEase ecosystem, member referral, channel partnership and social media platforms. For our consumption and lifestyle service business, we primarily serve our existing customers from all business lines.

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

We have provided guarantee services in connection with some of the loans facilitated on our marketplace by institutional funding partners, through one of our wholly owned subsidiaries, Fujian Jiaying, since October 2020. The outstanding balance of the loans guaranteed by Fujian Jiaying was immaterial as of December 31, 2023.

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

Ability to Innovate

Our success to date has depended on, and our future success will depend in part on, successfully meeting borrower demand with new and innovative loan products. Our company and the VIEs have made and intend to continue to make efforts to develop loan products for borrowers. We constantly evaluate the popularity of our existing product offerings and develop new products and services that cater to the ever evolving needs of our borrowers. From the financial services business perspective, as we continue to optimize our product structures, we plan to develop more diversified credit products tailor made to the specific needs of our target borrowers and institutional funding partners with reasonable prices under the updated regulatory guidelines. As our marketplace grows, we have been expanding our ability to offer risk-based loan pricing. For example, we have been offering lower-priced loan products and constantly adjust loan pricing as we shift towards a higher-quality customer segment in response to regulatory directives. We will also continue to increase the diversity of our product offerings and enhance synergies between business lines, including our financial and non-financial products and services.

For the insurance brokerage business, we will continue to focus on insurance product innovation and customization as we expand our client pool and external partners. We are closely observing the domestic and overseas markets and constantly introduce new insurance products with low penetration rates and high growth potential in the market. For consumption and lifestyle business, we aim to continue enriching our non-financial product and service offerings to meet our customers’ diverse needs in various life scenarios. See “—Product Development.” Failure to continue to successfully develop and offer innovative products and for such products to gain broad customer acceptance could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.

Ability to Compete Effectively

Our business and results of operations depend on our ability to compete effectively in the markets in which we operate. For our financial services business, we compete with other consumer finance marketplaces and loan facilitation platforms in China. The industry was intensely competitive before the year 2018. However, as the domestic regulations on the industry evolve and entry barriers continue to increase in recent years, fewer national-level players like us remain in the market while smaller platforms cease their operations, leaving more market share opportunities for us. Meanwhile, as we expand our financial service businesses overseas, such as in the Philippines, we are facing competition from regional peers.

For our insurance brokerage business, we compete with other insurance brokerage companies in China. Given the overall low penetration rate of insurance services in China compared with the US and the Europe, we believe that our strategic deployment in insurance business has navigated us towards a large market with high growth potential. In light of a tightening regulatory landscape domestically, our ability to customize and innovate products, coupled with robust channel partnerships, will play a vital role in maintaining our competitiveness.

For our consumption and lifestyle business, we fully embrace AI to offer selected high-quality products and services that align with our customers’ preferences. Our primary goal in this segment is to enhance user experience and engagement, thereby increasing the long-term value of our existing customers through enriched products and upgraded services.

If we are unable to compete effectively, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to maintain or achieve more widespread market acceptance, any of which could harm our business and results of operations.

Regulatory Environment in China

The regulatory environment for the online consumer finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. The Chinese government has been putting the pieces in place for a more mature regulatory framework covering all aspects of our business. New regulations may result in both opportunities and challenges for us by weeding out weaker players, triggering consolidation within the industry and increasing compliance risk. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing PRC laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make products more difficult to be accepted by clients on terms favorable to us, or at all, these events could also provide new product and market opportunities. We will continue to diversify funding sources, expand our loan product mix and enhance our risk management to support our business growth.

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

We saw delinquency volatilities and a significant decrease in loan volumes and revenues in the first half of 2020. We took a series of measures in response to the outbreak, including, among others, a remote working arrangement for some of our employees, suspension of our offline customer acquisition activities and cancellation of non-essential business travels to ensure the safety and health of our employees. These measures reduced the capacity and efficiency of our operations. The outbreak of COVID-19 also resulted in the suspension of our offline customer acquisition activities in February 2020, which impacted our operations and resulted in an increase in delinquency volatilities and a significant decrease in revenues and loan volumes in the first quarter of 2020.

After the initial outbreak of COVID-19, some instances of COVID-19 infections emerged in various regions of China from time to time, including the infections caused by the Omicron variants since early 2022. Varying levels of temporary restrictions and other measures were reinstated to contain the infections, such as those in Shanghai in March 2022. As a result, our revenues and results of operations were adversely affected in the first half of 2022. In late 2022, China modified its COVID policy, and the restrictions on movement within China have been relaxed since then.

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience great economic uncertainty, which may impact our business in a materially negative way as our users may be less inclined to borrow loans on our platform. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers may be constrained and impacted, which may have a negative impact on our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may have the effect of heightening many of the other risks described in this annual report.

As of December 31, 2023, we had cash and cash equivalents of RMB5,791.3 million (US$815.7 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Loan Performance Data

Delinquency Rates

As of December 31, 2023, the delinquency rates for loans under our loan facilitation model that are past due for 15-29 days, 30-59 days and 60-89 days are set forth below:

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2021	0.9%	1.5%	1.2%
December 31, 2022	0.7%	1.3%	1.1%
December 31, 2023	0.9%	1.4%	1.2%

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

The following chart displays the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2023, by vintage, for all loan products facilitated under our loan facilitation model for each of the months shown:

The expected M3+ Net Charge-off Rates and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”

The following table provides the amount of loans facilitated under our loan facilitation model during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rate data as of December 31, 2023, for the loans facilitated during each of the periods:

		Accumulated M3+	Net Charge-off
	Amount of loans	Net Charge-off as	Rate as of
	facilitated during the	of December 31,	December 31,
Period	period	2023	2023
	(in RMB thousands)	(in RMB thousands)%
2019	3,431,443	398,602	11.6
2020	9,614,819	780,798	8.1
2021	23,195,224	1,513,766	6.5
2022	22,623,101	1,070,819	4.7
2023 Q1-Q3	24,390,773	694,391	2.8
(1)	We define M3+ Net Charge-off, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent.
(2)	We define M3+ Net Charge-off Rate, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the M3+ Net Charge-off divided by the total initial principal of the loans facilitated in such vintage.

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

Selected Statements of Operations Items

Net revenue

Our net revenue consists of revenue from loan facilitation services and post-origination services in connection with loans funded by third-party institutions, insurance brokerage services, financing services in connection with loans funded by our subsidiaries (and consolidated entities in 2021 and 2022), electronic commerce services, and others. The following table sets forth the breakdown of our net revenue, both in absolute amount and as a percentage of our total net revenue, for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	2,105,776	47.0	1,362,685	39.7	2,240,852	315,617	45.8
Post-origination services	174,255	3.9	204,336	5.9	17,203	2,423	0.4
Insurance brokerage services	755,691	16.9	731,797	21.3	963,822	135,751	19.7
Financing services	524,840	11.7	278,783	8.1	55,974	7,884	1.1
Electronic commerce services	33,114	0.7	302,896	8.8	1,267,104	178,468	25.9
Others	884,253	19.8	554,123	16.2	350,678	49,392	7.1
Total net revenue	4,477,929	100.0	3,434,620	100.0	4,895,633	689,535	100.0

Loan facilitation and post-origination service fees

We provide loan facilitation services to third-party institutional funding partners and borrowers. The loans funded by these third parties are primarily unsecured small revolving loans and small business loans, and in 2020 and 2021, loans funded by third parties also included auto-secured loans. For more details of these loan products, please see “Item 4. Information on the Company—B. Business Overview—Financial Services Business—Our Loan Products.” For these loans, we receive from the third-party funding partners, and guarantee companies if any, (i) the loan facilitation service fees for our technology-enabled borrower acquisition services, and (ii) the post-origination service fees for our post-origination loan management and collection services, including payment reminder services, payment collection services, overdue payment monitoring services, and lawsuit filing services under certain circumstances, among others.

All of the loan products facilitated by us feature fixed monthly payments. After our third-party funding partners, and guarantee companies if any, receive the principals, interests and guarantee service fees from the borrowers in monthly installments, they will in turn pay us the service fees according to the settlement agreed period.

We recognize revenue when (or as) we satisfy the service performance obligation by transferring a promised service to a customer. Revenues from loan facilitation services are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the loan facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. As these services are provided in respect of loans funded by third parties, we only recognize such service fees as revenue, and do not record the principal and interest amounts of loans provided by such third-party funding partners on our consolidated balance sheet.

The respective rate of loan facilitation service fees and post-origination service fees that we charge varies mainly depending on the different risk grade of the loans facilitated. For loans within the same risk grade, the fee rate also varies depending on the different terms of the loans and different repayment schedules. In 2021, 2022 and 2023, our weighted average service fee rate for our loan facilitation services and post-origination services was 14.4%, 7.0% and 7.5%, respectively. The decrease in the weighted average fee rate from 2021 to 2022 was primarily due to the robust growth in small revolving loan products as a result of our business transition. Such small revolving loan products feature a shorter average maturity term, which result in a lower weighted average service fee rate. The increase in the weighted average fee rate from 2022 to 2023 was primarily due to a longer average maturity term.

We have implemented and will continue to implement a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace.

Insurance brokerage commissions

We provide insurance brokerage services and sell various health and life insurance products and property and casualty insurance products on behalf of insurance companies. The terms of health and life insurance products vary and are typically five to ten years. We earn brokerage commissions on health and life insurance products from both the first-year initial premium and the renewal premiums for each subsequent year throughout the policy term, as calculated based on pre-agreed percentages of the premiums paid by the policy holder.

The term of property and casualty insurance products is typically one year, and we receive a pre-agreed percentage of the premiums paid by the policy holder for such year as the commission. The range of commission rates of these insurance products varies significantly depending on the different types of insurance products. For example, commissions from certain property and casualty insurance products may be less than 1%, while a five-year term health and life insurance products may yield commissions of over 50% for the first year, 5% for the second year, and 1.5% for the third year.

We have identified our promise to sell insurance policies on behalf of the insurance companies as the performance obligation in our contracts with the insurance companies. Our performance obligation to the insurance companies is satisfied and commission revenue, including renewal commission revenue, is recognized at the point in time when an insurance policy becomes effective. The renewal commission revenue is recognized based on the projected renewal rate.

Financing service fees

We also offer loans funded by our subsidiaries and charge financing service fees that consist of interest income charged from borrowers. In 2021 and 2022, subsidiaries of the consolidated variable interest entities, such as microloan companies and financial leasing companies, also provided loans to borrowers using their own capital. The loans funded by these entities were primarily auto-secured loans and property-secured loans. We recognize the financing services revenue over the lifetime of the loans using the effective interest method. The principal and interests of such loans are recorded on our consolidated balance sheet.

Electronic commerce services fees. We generate revenue from sales of products and services provided on our e-commerce platform and Yiren Select channel.

Others. We also charge referral service fees, penalty fees for loan prepayment and late payment, and other service fees, such as technical services provided to the Disposed Business, guarantee services, and value-added services for auto-secured loans. We refer potential borrowers to third-party companies and related parties and charge them a fixed rate on certain criteria (principal amount, investment amount, click amount, etc.). Revenue from referral services is recognized when successful referrals are completed. Penalty fees are calculated as a certain percentage of past due amounts in the case of late payment, or a certain percentage of the contract amounts in case of prepayment, and we recognize the relevant revenue when the fees are received. We provide system maintenance services to the Disposed Business and the technical service revenue is recognized over the contract term. Guarantee service fees are released from guarantee liability on a straight-line basis over the term of the guarantee. We also provide value-added services for auto-secured loans, mainly including GPS installation services. The revenue is recognized after the completion of the installation services.

Operating Costs and Expenses

Our operating costs and expenses consist of sales and marketing expenses, origination, servicing and other operating costs, research and development expenses, general and administrative expenses, provision for contingent liability and allowance for contract assets, receivables and others.

The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of our total operating costs and expenses, for the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB1,548, RMB38 and RMB24 for the years ended December 31, 2021, 2022 and 2023, respectively)	1,553,344	48.7	573,974	29.2	656,603	92,481	28.5
Origination, servicing and other operating costs (including costs from related parties of RMB354,985, RMB350,311 and RMB324,854 for the years ended December 31, 2021, 2022 and 2023, respectively)	760,858	23.9	776,841	39.6	976,172	137,491	42.5
Research and development (including expenses from related parties of RMB85,893, RMB65,268 and RMB52,468 for the years ended December 31, 2021, 2022 and 2023, respectively)	207,996	6.5	151,924	7.8	148,754	20,952	6.5
General and administrative (including expenses from related parties of RMB 49,225, RMB35,368 and RMB19,567 for the years ended December 31, 2021, 2022 and 2023, respectively)	298,244	9.3	271,794	13.8	231,135	32,555	10.0
Allowance for contract assets, receivables and others	370,154	11.6	188,223	9.6	288,187	40,589	12.5
Total operating costs and expenses	3,190,596	100.0	1,962,756	100.0	2,300,851	324,068	100.0

Sales and marketing expenses. Sales and marketing expenses consist primarily of variable marketing expenses, including those related to borrower and client acquisition and retention and general brand and awareness building.

The following table presents the sales and marketing expenses allocated to each business segment, both in absolute amount and as a percentage of total sales and marketing expenses, during the periods indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses:
Financial services business	1,353,244	87.2	383,950	66.9	498,055	70,150	75.8
Insurance brokerage business	18,007	1.2	17,417	3.0	12,887	1,815	2.0
Consumption & lifestyle business and others	182,093	11.6	172,607	30.1	145,661	20,516	22.2
Total operating costs and expenses	1,553,344	100.0	573,974	100.0	656,603	92,481	100.0

The sales and marketing expenses for each business segment decreased from 2021 to 2022 primarily due to the optimization of our offline business and the improvement of our cost efficiency, and increased in financial services business from 2022 to 2023 primarily due to the growth of financial services business volume.

Origination, servicing and other operating costs. Origination, servicing and other operating costs consist primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loans. It also consists of costs in connection with the distribution of insurance products, including payroll and related expenses for insurance agents and transaction fees charged by third-party payment platforms.

Research and development expenses. Research and development expenses consist primarily of salaries and benefits related to technology and technological innovations.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits related to accounting and finance, business development, legal, human resources and other personnel.

Allowance for contract assets, receivables and others. Allowance for contract assets, receivables and others was the credit loss of contact assets, which represents our right to consideration in exchange for services that we had transferred to the customer before payment was due.

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

China

Generally, our subsidiaries and the consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and the status was reaffirmed in 2021. Accordingly, it has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Yiren Hengsheng, one of our PRC subsidiaries, was qualified as a “software enterprise” in March 2021 and the status was reevaluated in 2023, and accordingly has been eligible for an exemption of enterprise income tax for 2020 and 2021 and a reduced enterprise income tax at the rate of 12.5% from 2022 through 2024. However, Yiren Hengsheng’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Yiren Hengsheng fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Hengyuda, one of our PRC subsidiaries, has been eligible for a reduced enterprise income tax rate of 15% since 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Announcement on Renewing the Enterprise Income Tax Policy for Great Western Development, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. Besides, Chongqing Hengfengyi Technology Co., Ltd. as a new setup PRC subsidiary and Chongqing Jintong Financing Guarantee Co., Ltd. as a newly acquired company in 2023, are also eligible for a reduced enterprise income tax rate of 15% pursuant to the same set of policies and regulations applicable to Hengyuda. However, the favorable tax treatments for these three companies are subject to an annual filing requirement. Moreover, the relevant rules and policy initiative may change, and the favorable tax treatment under these rules is available only to companies meeting certain qualifications.

We are subject to VAT at a rate of 6% on the services we provide to borrowers and clients, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our net revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue (including revenue from related parties of RMB573,158, RMB411,010 and RMB141,595 for the years ended December 31, 2021, 2022 and 2023, respectively)(1)	4,477,929	100.0	3,434,620	100.0	4,895,633	689,535	100.0
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB1,548, RMB38 and RMB24 for the years ended December 31, 2021, 2022 and 2023, respectively)	(1,553,344)	(34.7)	(573,974)	(16.7)	(656,603)	(92,481)	(13.4)
Origination, servicing and other operating costs (including costs from related parties of RMB354,985, RMB350,311 and RMB324,854 for the years ended December 31, 2021, 2022 and 2023, respectively)	(760,858)	(17.0)	(776,841)	(22.6)	(976,172)	(137,491)	(19.9)
Research and development (including expenses from related parties of RMB85,893, RMB65,268 and RMB52,468 for the years ended December 31, 2021, 2022 and 2023, respectively)	(207,996)	(4.7)	(151,924)	(4.4)	(148,754)	(20,952)	(3.0)
General and administrative (including expenses from related parties of RMB 49,225, RMB35,368 and RMB19,567 for the years ended December 31, 2021, 2022 and 2023, respectively)	(298,244)	(6.6)	(271,794)	(7.9)	(231,135)	(32,555)	(4.7)
Allowance for contract assets, receivables and others	(370,154)	(8.3)	(188,223)	(5.5)	(288,187)	(40,589)	(6.0)
Total operating costs and expenses	(3,190,596)	(71.3)	(1,962,756)	(57.1)	(2,300,851)	(324,068)	(47.0)
Interest (expense)/income, net	(73,383)	(1.6)	(26,302)	(0.8)	80,749	11,373	1.6
Fair value adjustments related to the Consolidated ABFE (2)	(37,442)	(0.8)	18,900	0.6	(50,171)	(7,066)	(1.0)
Other income, net	26,665	0.6	30,921	0.9	20,000	2,817	0.4
Total other (loss)/income, net	(84,160)	(1.8)	23,519	0.7	50,578	7,124	1.0
Income before provision for income taxes	1,203,173	26.9	1,495,383	43.6	2,645,360	372,591	54.0
Income tax expenses	(170,189)	(3.8)	(300,512)	(8.8)	(565,163)	(79,601)	(11.5)
Net income	1,032,984	23.1	1,194,871	34.8	2,080,197	292,990	42.5

Notes:

(1)	Net revenue is broken down as follows:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	2,105,776	47.0	1,362,685	39.7	2,240,852	315,617	45.8
Post-origination services	174,255	3.9	204,336	5.9	17,203	2,423	0.4
Insurance brokerage services	755,691	16.9	731,797	21.3	963,822	135,751	19.7
Financing services	524,840	11.7	278,783	8.1	55,974	7,884	1.1
Electronic commerce services	33,114	0.7	302,896	8.8	1,267,104	178,468	25.9
Others	884,253	19.8	554,123	16.2	350,678	49,392	7.1
Total net revenue	4,477,929	100.0	3,434,620	100.0	4,895,633	689,535	100.0
(2)	We consolidated certain trusts or Asset Backed Special Plan (“ABS plan”) as a whole, which we refer to in this annual report collectively as “Consolidated Assets Backed Financing Entities” or the “Consolidated ABFE.” For more information about the Consolidated ABFE, please see “Note 2—Summary of Significant Accounting Policies—Basis of consolidation” appearing in Item 18 of this annual report.

Segment Information

In 2023, we adjusted the categorization of our business segments to more accurately reflect the nature of each segment’s operations. Following this adjustment, our business is organized into three segments: the financial services business, the insurance brokerage business, and the consumption and lifestyle business and others.

●	The financial services business, formerly known as the “credit-tech business,” continues to offer loan facilitation services and self-funded financing services with no significant changes in product and service offerings.
●	The insurance brokerage business is now recognized as a stand-alone segment, which was previously part of the broader “holistic wealth business” segment.
●	The consumption and lifestyle business and others consolidate non-financial product and service offerings from Yixianghua and Yiren Select, previously categorized under the “others” segment, and wealth products and services provided through Yiren Select, previously part of the “holistic wealth business.”

We believe this reclassification allows for a clearer understanding and representation of our diverse operations and strategic focus. For details on each business segment, see “Item 4. Information on the Company—B. Business Overview.”

The table below provides a summary of our operating segment results for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Financial services business	3,184,302	1,959,732	2,515,119	354,247
Insurance brokerage business	755,691	731,797	963,822	135,751
Consumption & lifestyle business and others	537,936	743,091	1,416,692	199,537
Total net revenue	4,477,929	3,434,620	4,895,633	689,535
Operating costs and expenses:
Financial services business	(2,130,221)	(878,375)	(1,108,663)	(156,152)
Insurance brokerage business	(556,111)	(566,538)	(724,652)	(102,065)
Consumption & lifestyle business and others	(406,453)	(370,268)	(283,948)	(39,993)
Income from operations:
Financial services business	1,054,081	1,081,357	1,406,456	198,095
Insurance brokerage business	199,580	165,259	239,170	33,686
Consumption & lifestyle business and others	131,483	372,823	1,132,744	159,544
Total segment income from operations	1,385,144	1,619,439	2,778,370	391,325
Unallocated expenses	(97,811)	(147,575)	(183,588)	(25,858)
Other (expenses)/income	(84,160)	23,519	50,578	7,124
Income before provision for income taxes	1,203,173	1,495,383	2,645,360	372,591

Set forth below is a breakdown of net revenue for each segment, both in absolute amount and as a percentage of total net revenue:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Financial services business:
Loan facilitation services	2,105,776	47.0	1,362,685	39.7	2,240,852	315,617	45.8
Post-origination services	174,255	3.9	204,336	5.9	17,203	2,423	0.4
Financing services	524,840	11.7	278,783	8.1	55,975	7,884	1.1
Others	379,431	8.5	113,928	3.4	201,089	28,323	4.1
Subtotal	3,184,302	71.1	1,959,732	57.1	2,515,119	354,247	51.4
Insurance brokerage business:
Insurance brokerage services	755,691	16.9	731,797	21.3	963,822	135,751	19.7
Subtotal	755,691	16.9	731,797	21.3	963,822	135,751	19.7
Consumption & lifestyle business and others:
Electronic commerce services	33,114	0.7	302,896	8.8	1,267,104	178,468	25.9
Others	504,822	11.3	440,195	12.8	149,588	21,069	3.0
Subtotal	537,936	12.0	743,091	21.6	1,416,692	199,537	28.9
Total net revenue	4,477,929	100.0	3,434,620	100.0	4,895,633	689,535	100.0

Financial Services Business (formerly known as consumer credit segment)

The revenue from our financial services business increased by 28.3% from RMB1,959.7 million in 2022 to RMB2,515.1 million (US$354.2 million) in 2023, primarily due to the growing demand for our small revolving loan products. In particular, the revenue from our loan facilitation services increased by 64.4% from RMB1,362.7 million in 2022 to RMB2,240.9 million (US$315.6 million) in 2023, mainly due to the growing loan volume. The revenue from others increased by 76.5% from RMB113.9 million in 2022 to RMB201.1 million (US$28.3 million) in 2023, mainly as a result of the increase in referral services. The increases were partially offset by a decrease in revenue from post-origination services of 91.6% from RMB204.3 million in 2022 to RMB17.2 million (US$2.4 million) in 2023, primarily due to the reduced demand from institutional funding partners for such services in 2023, as well as a decrease in the revenue from financing services of 79.9% from RMB278.8 million in 2022 to RMB56.0 million (US$7.9 million) in 2023, primarily as the secured loan facilitation was discontinued in 2022.

The revenue from our financial services business decreased by 38.5% from RMB3,184.3 million in 2021 to RMB1,959.7 million in 2022, primarily due to the decrease in the weighted average transaction fee rate of small revolving loan products as a result of our business transition. In particular, the revenue from our loan facilitation services was RMB1,362.7 million in 2022, representing a 35.3% decrease from RMB2,105.8 million in 2021, mainly due to a significant decrease of the weighted average service fee rate for our loan facilitation services and post-origination services from 14.4% in 2021 to 7.0% in 2022, despite a slight increase of the loans facilitated by us from RMB21,506.3 million in 2021 to RMB22,622.5 million in 2022. The revenue from financing services was RMB278.8 million in 2022, representing a 46.9% decrease from RMB524.8 million in 2021, mainly as we ceased the financing services for auto-secured loans and property-secured loans funded by the subsidiaries of the consolidated variable interest entities in February 2022. The revenue from others was RMB113.9 million in 2022, representing a 70% decrease from RMB379.4 million in 2021, mainly due to a decrease of RMB123.7 million in technical support service revenue and a decrease of RMB110.2 million in value added services for auto-secured loans revenue. The decreases were partially offset by an increase of 17.3% in revenue from post-origination services from RMB174.3 million in 2021 to RMB204.3 million in 2022, mainly due to better loan collection performance in 2022, which resulted in higher amount of revenue recognized as post-origination services revenue.

The following table provides a breakdown of others in financial services business:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Others
Referral service	97,342	25.7	64,892	57.0	120,216	16,933	59.8
Penalty fees	23,325	6.1	25,694	22.6	11,196	1,577	5.6
Technical support service	135,939	35.8	12,194	10.7	18,682	2,631	9.3
Guarantee service	12,534	3.3	10,999	9.7	50,864	7,164	25.3
Automobile maintenance service	110,290	29.1	54	—*	66	9	—*
Others	1	—*	95	—*	65	9	—*
Total	379,431	100.0	113,928	100.0	201,089	28,323	100.0

Note:

*	Less than 0.1%.

Others in financial services business mainly include referral services related to borrower referral for other loan platforms, penalty fees, technical support service, guarantee services, and value-added services for auto-secured loans.

The revenue generated from others in financial services business increased by 76.5% from RMB113.9 million in 2022 to RMB201.1 million (US$28.3 million) in 2023. The increase was primarily attributable to an increase in the revenue from referral services of 85.3% from RMB64.9 million in 2022 to RMB120.2 million (US$16.9 million) in 2023, which was primarily due to the growing number of borrowers referred. The revenue from guarantee services increased by 362.4% from RMB11.0 million in 2022 to RMB50.9 million (US$7.2 million) in 2023, primarily as we gradually expand guarantee business. The revenue from technical support services increased by 53.2% from RMB12.2 million in 2022 to RMB18.7 million (US$2.6 million) in 2023, driven by the growth in intellectual property franchising. Conversely, the revenue from penalty fees decreased by 56.4% from RMB25.7 million in 2022 to RMB11.2 million (US$1.6 million) in 2023, as a result of the discontinued secured loan facilitation in 2022.

The revenue generated from others in financial services business decreased by 70.0% from RMB379.4 million in 2021 to RMB113.9 million in 2022. The revenue generated from the referral service declined by 33.3% from RMB97.3 million in 2021 to RMB64.9 million in 2022, primarily due to a reduction in loan-related referral services following adjustments in our products and collaboration strategy. The revenue from the penalty fees remained stable at RMB23.3 million and RMB25.7 million in 2021 and 2022, respectively. In addition, we saw a surge in revenue from our technical support service to RMB135.9 million in 2021, primarily attributable to the technical support services provided to Hengcheng in 2021. We disposed of the Disposed Business operated by Hengcheng on December 31, 2020, and started recording revenue from technical support services to Hengcheng in 2021. Revenue from automobile maintenance services (i.e., value-added services for auto-secured loans) significantly decreased by 100.0% from RMB110.3 million in 2021 to RMB54.0 thousand in 2022 because we ceased the secured loan facilitation and financing operations in February 2022.

Insurance Brokerage Business (part of historical holistic wealth segment)

The revenue from our insurance brokerage business increased by 31.7% from RMB731.8 million in 2022 to RMB963.8 million (US$135.8 million) in 2023, primarily due to our improved customer acquisition and serving capabilities. The revenue from our insurance brokerage business decreased by 3.2% from RMB755.7 million in 2021 to RMB731.8 million in 2022, primarily due to the change of insurance product mix.

Consumption and Lifestyle Business and Others (consolidation of historical others segment and part of holistic wealth segment)

The revenue from our consumption and lifestyle business and others increased by 90.6% from RMB743.1 million in 2022 to RMB1,416.7 million (US$199.5 million) in 2023. The revenue from electronic commerce services increased by 318.3% from RMB302.9 million in 2022 to RMB1,267.1 million (US$178.5 million) in 2023, primarily due to the continuous growth of paying customers on our e-commerce platform. The increase was offset by a decrease in revenue from others of 66.0% from RMB440.2 million in 2022 to RMB149.6 million (US$21.1 million) in 2023, primarily due to the strategic shift towards focusing on offering consumption and lifestyle products and services, which resulted in an increased revenue contribution from the e-commerce business and decreased revenue contribution from the Yiren Select wealth business since the second half of 2023.

The revenue from our consumption and lifestyle business and others increased by 38.1% from RMB537.9 million in 2021 to RMB743.1 million in 2022. The revenue from electronic commerce services increased by 814.7% from RMB33.1 million in 2021 to RMB302.9 million in 2022, primarily due to the growth in our consumption-driven services. The increase was offset by a decrease in revenue from others of 12.8% from RMB504.8 million in 2021 to RMB440.2 million in 2022, primarily due to the strategic shift of holistic wealth business.

All of our revenue was generated from the PRC and all of our long-lived assets were located in the PRC. Depreciation and amortization expenses of financial services business in 2021, 2022 and 2023 were RMB29.2 million, RMB19.0 million and RMB1.0 million (US$0.1 million), respectively. Depreciation and amortization expenses of insurance brokerage business in 2021, 2022 and 2023 were RMB0.1 million, RMB0.1 million and RMB0.1 million (US$14.0 thousand), respectively. Depreciation and amortization expenses of consumption and lifestyle business and other segment in 2021, 2022 and 2023 were RMB1.3 million, RMB1.8 million and RMB1.5 million (US$0.2 million), respectively.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenue. Our net revenue increased from RMB3,434.6 million in 2022 to RMB4,895.6 million (US$689.5 million) in 2023, primarily due to an increase of 28.3% in the revenue from our financial services business from RMB1,959.7 million in 2022 to RMB2,515.1 million (US$354.2 million) in 2023. The increase was driven by the growing demand for our small revolving loan products. The revenue from our insurance brokerage business increased by 31.7% from RMB731.8 million in 2022 to RMB963.8 million (US$135.8 million) in 2023, mainly due to our improved customer acquisition and serving capabilities for our insurance brokerage business. The revenue from our consumption and lifestyle business and others increased by 90.6% from RMB743.1 million in 2022 to RMB1,416.7 million (US$199.5 million) in 2023, mainly due to the continuous growth of paying customers on our e-commerce platform.

Operating costs and expenses. Our total operating costs and expenses increased by 17.2% from RMB1,962.8 million in 2022 to RMB2300.9 million (US$324.1 million) in 2023, primarily attributable to increases in origination, servicing and other operating costs and sales and marketing expenses.

Sales and marketing expenses. Our sales and marketing expenses increased by 14.4% from RMB574.0 million in 2022 to RMB656.6 million (US$92.5 million) in 2023, mainly due to an increase of 29.7% in sales and marketing expenses for the financial services business from RMB384.0 million in 2022 to RMB498.1 million (US$70.2 million) in 2023, mainly as a result of the growth of our financial services business volume. The increase was partially offset by a decrease of 26.0% in our sales and marketing expenses for the insurance brokerage business from RMB17.4 million in 2022 to RMB12.9 million (US$1.8 million) in 2023, and further offset by a decrease of 15.6% in our sales and marketing expenses in the consumption and lifestyle business and others from RMB172.6 million in 2022 to RMB145.7 million (US$20.5 million) in 2023, mainly due to the decrease in general branding costs. Our sales and marketing expenses as a percentage of our total revenues decreased from 16.7% to 13.4% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs increased 25.7% from RMB776.8 million in 2022 to RMB976.2 million (US$137.5 million) in 2023, mainly due to the rapid growth of our overall business scale compared to the year of 2022. Our origination, servicing and other operating costs as a percentage of our total revenue decreased from 22.6% to 19.9% during the same period.

Research and development expenses. Our research and development expenses decreased slightly from RMB151.9 million in 2022 to RMB148.8 million (US$21.0 million) in 2023, mainly due to the optimization of personnel. Our research and development expenses as a percentage of our total revenue decreased from 4.4% to 3.0% during the same period.

General and administrative expenses. Our general and administrative expenses decreased by 15% from RMB271.8 million in 2022 to RMB231.1 million (US$32.6 million) in 2023, due to the optimization of our offline business and the overall improvement of our cost efficiency. Our general and administrative expenses as a percentage of our total revenue decreased from 7.9% to 4.7% during the same period.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others increased by 53.1% from RMB188.2 million in 2021 to RMB288.2 million (US$40.6 million) in 2023, which was primarily attributed to the growing volume of loans facilitated on our platform.

Interest income/(expense), net. We recorded a net interest income of RMB80.7 million (US$11.4 million) in 2023, as compared to a net interest expense of RMB26.3 million in 2022, primarily due to the repayment of secured borrowings and improved diversification of our investments.

Fair value adjustments related to the Consolidated ABFE. Our fair value adjustments decreased from a fair value gain of RMB18.9 million in 2022 to a fair value loss of RMB50.2 million (US$7.1 million) in 2023, primarily due to the expected losses on loans issued by new trusts.

Other income, net. Our net other income decreased by 35.3% from RMB30.9 million in 2022 to RMB20.0 million (US$2.8 million) in 2023, primarily due to reduced preferential tax treatments and governmental incentives.

Income tax expenses. We recorded income tax expenses of RMB565.2 million (US$79.6 million) in 2023 as compared to income tax expenses of RMB300.5 million in 2022, which was mainly due to the increase in taxable income driven by the growing of our business volume.

Net income. As a result of the foregoing, our net income increased from RMB1,194.9 million in 2022 to RMB2,080.2 million (US$293.0 million).

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenue. Our net revenue decreased from RMB4,477.9 million in 2021 to RMB3,434.6 million in 2022, primarily due to a 38.5% decrease in the revenue from our financial services business from RMB3,184.3 million in 2021 to RMB1,959.7 million in 2022. The decrease in the revenue from our financial services business was primarily due to the decrease in the weighted average transaction fee rate of small revolving loan products as a result of our business transition. The revenue from our insurance brokerage services decreased by 3.2% from RMB755.7 million in 2021 to RMB731.8 million in 2022, primarily due to the change of insurance product mix. The decreases were partially offset by an increase in the revenue from our consumption and lifestyle business and others of 38.1% from RMB537.9 million in 2021 to RMB743.1 million in 2022, mainly due to the growth in our consumption-driven services.

Operating costs and expenses. Our total operating costs and expenses decreased by 38.5% from RMB3,190.6 million in 2021 to RMB1,962.8 million in 2022, primarily attributable to the decrease in sales and marketing expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB1,553.3 million in 2021 to RMB574.0 million in 2022, primarily due to a 71.6% decrease in sales and marketing expenses for financial services business from RMB1,353.2 million in 2021 to RMB384.0 million in 2022. The decrease was primarily due to the optimization of our offline business and the improvement of our cost efficiency. The sales and marketing expenses for insurance brokerage business decreased by 3.3% from RMB18.0 million in 2021 to RMB17.4 million in 2022. The sales and marketing expenses for consumption and lifestyle business and others decreased by 5.2% from RMB182.1 million in 2021 to RMB172.6 million in 2022. Our sales and marketing expenses as a percentage of our total revenue decreased from 34.7% to 16.7% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs remained stable, which slightly increased from RMB760.9 million in 2021 to RMB776.8 million in 2022. Our origination, servicing and other operating costs as a percentage of our total revenue increased from 17.0% to 22.6% during the same period.

Research and development expenses. Our research and development expenses decreased from RMB208.0 million in 2021 to RMB151.9 million in 2022, mainly due to the optimization of personnel. Our research and development expenses as a percentage of our total revenue decreased from 4.7% to 4.4% during the same period.

General and administrative expenses. Our general and administrative expenses decreased from RMB300.9 million in 2021 to RMB271.8 million in 2022, primarily due to the optimization of our offline business and the overall improvement of cost efficiency. Our general and administrative expenses as a percentage of our total revenue increased from 6.7% to 7.9% during the same period.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others decreased by 49.2% from RMB370.2 million in 2021 to RMB188.2 million in 2022, primarily due to the business structure transition and product mix optimization.

Interest income/(expense), net. Our net interest expense decreased by 64.2% from RMB73.4 million in 2021 to RMB26.3 million in 2022, primarily due to our repayment of secured borrowings.

Fair value adjustments related to the Consolidated ABFE. Our fair value adjustments increased from a fair value loss of RMB37.4 million in 2021 to a fair value gain of RMB18.9 million in 2022, primarily due to actual profits being more than estimated when some trusts of Consolidated ABFE ceased.

Other income, net. Our net other income increased from RMB26.7 million in 2021 to RMB30.9 million in 2022, primarily due to preferential tax treatments and governmental incentives.

Income tax expenses. We recorded income tax expenses of RMB300.5 million in 2022 compared to income tax expenses of RMB170.2 million in 2021, which was mainly due to the increase in taxable income as a result of business recovery post restructuring.

Net income. As a result of the foregoing, our net income increased by 15.7% from net income of RMB1,033.0 million in 2021 to net income of RMB1,194.9 million in 2022.

Discussion of Certain Balance Sheet Items

The following selected consolidated balance sheet as of December 31, 2022 and 2023 has been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated balance sheet as of December 31, 2021 has been derived from our audited consolidated financial statements not included in this annual report:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Assets:
Cash and cash equivalents	2,864,543	4,271,899	5,791,333	815,692
Restricted cash	80,800	88,796	267,271	37,644
Contract assets, net (net of allowance of RMB350,686, RMB153,435 and RMB164,141 as of December 31, 2021, 2022 and 2023, respectively)	1,105,905	626,739	978,051	137,756
Prepaid expenses and other assets	352,015	321,411	426,511	60,073
Loans at fair value	73,734	54,049	677,835	95,471
Financing receivables (net of allowance of RMB65,489, RMB40,735 and RMB51,858 as of December 31, 2021, 2022 and 2023, respectively)	1,697,962	514,388	116,164	16,361
Available-for-sale investments	177,360	972,738	438,084	61,703
Total assets	7,739,440	8,536,095	10,276,916	1,447,473
Liabilities:
Payable to investors at fair value	50,686	—	445,762	62,784
Accrued expenses and other liabilities	1,182,783	1,315,006	1,500,522	211,344
Secured borrowings	1,028,600	767,900	—	—
Total liabilities	2,918,008	2,505,282	2,191,367	308,648
Total equity	4,821,432	6,030,813	8,085,549	1,138,825
Total liabilities and equity	7,739,440	8,536,095	10,276,916	1,447,473

Cash and Cash Equivalents

Our cash and cash equivalents increased by 49.1% from RMB2,864.5 million as of December 31, 2021 to RMB4,271.9 million as of December 31, 2022, and further increased to RMB5,791.3 million (US$815.7 million) as of December 31, 2023, primarily due to the strong growth of our consumer loan business post the restructuring and overall improvement of our cost efficiency.

Restricted Cash

Our restricted cash represents cash held by the Consolidated ABFE through segregated bank accounts which is not available to fund our general liquidity needs and guarantee deposits in a restricted bank account. The following table sets forth a breakdown of our restricted cash as of December 31, 2021, 2022 and 2023:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Restricted cash:
Consolidated ABFE	56,678	88,796	267,271	37,644
Guarantee deposit	24,122	—	—	—
Total restricted cash	80,800	88,796	267,271	37,644

Our restricted cash increased by 9.9% from RMB80.8 million as of December 31, 2021 to RMB88.8 million as of December 31, 2022, and further increased to RMB267.3 million (US$37.6 million) as of December 31, 2023, primarily due to new investments in trusts in 2022 and 2023.

Contract Assets, Net

Our contract assets increased by 56.1% from RMB626.8 million, net of allowance of RMB153.4 million as of December 31, 2022 to RMB978.1 million (US$137.8 million), net of allowance of RMB164.1 million (US$23.1 million) as of December 31, 2023, primarily due to the growing demand for our small revolving loan products.

Our contract assets decreased by 43.3% from RMB1,105.9 million, net of allowance of RMB350.7 million as of December 31, 2021 to RMB626.8 million, net of allowance of RMB153.4 million as of December 31, 2022, primarily due to the decrease in the weighted average transaction fee rate of small revolving loan facilitated in 2022.

Prepaid Expenses and Other Assets

Our prepaid expenses and other assets primarily include funds receivable from external payment networks, funds receivable for disposal of financing receivables and deposits. The following table sets forth a breakdown of our prepaid expenses and other assets as of December 31, 2021, 2022 and 2023:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Prepaid Expenses and Other Assets:
Funds receivable from external payment network providers	82,976	46,141	41,354	5,825
Funds receivable for disposal of financing receivables	65	62,444	1,989	280
Prepaid expenses	35,618	4,976	17,247	2,429
Deposits	213,852	162,885	327,987	46,196
Guarantee receivable	6,015	3,021	2,890	407
Interest receivable	697	9,537	14,905	2,099
Others	12,792	32,407	20,139	2,837
Total prepaid expenses and other assets	352,015	321,411	426,511	60,073

Our prepaid expenses and other assets increased by 32.7% from RMB321.4 million as of December 31, 2022 to RMB426.5 million (US$60.1 million) as of December 31, 2023, primarily due to the increase in deposits for business cooperation.

Our prepaid expenses and other assets decreased by 8.7% from RMB352.0 million as of December 31, 2021 to RMB321.4 million as of December 31, 2022, primarily due to the decrease in deposits for business cooperation.

Loans at Fair Value

Loans at fair value represented the fair value of loans invested by the Consolidated ABFE increased by 1,154.1% from RMB54.0 million as of December 31, 2022 to RMB677.8 million (US$95.5 million) as of December 31, 2023, primarily due to the increase in the balance of loans invested by the Consolidated ABFE.

Loans at fair value decreased by 26.7% from RMB73.7 million as of December 31, 2021 to RMB54.0 million as of December 31, 2022, primarily due to the decrease in the balance of loans invested by the Consolidated ABFE.

Financing Receivables

Financing receivables mainly represent loans issued by Yichuang Micro-lending and lease receivables arising from direct financing leases issued by Yichuang Financial Leasing.

Financing receivables decreased by 69.7% from RMB1,698.0 million, net of allowance of RMB65.5 million as of December 31, 2021 to RMB514.4 million, net of allowance of RMB40.7 million as of December 31, 2022, and further decreased to RMB116.2 million (US$16.4 million), net of allowance of RMB51.8 million (US$7.3 million) as of December 31, 2023, primarily because the secured loan facilitation was discontinued in 2022.

Available-for-sale Investments

Available-for-sale investments primarily include debt securities, bank wealth management products and non-marketable equity investments, such as private funds and non-listed companies where we have no significant influence over the investees’ operating and financial policies.

Available-for-sale investments decreased by 55.0% from RMB972.7 million as of December 31, 2022 to RMB438.1 million (US$61.7 million) as of December 31, 2023, primarily due to improved diversification of our investments.

Available-for-sale investments increased by 448.5% from RMB177.4 million as of December 31, 2021 to RMB972.7 million as of December 31, 2022, primarily due to the increase of cash in 2022.

Payable to Investors at Fair Value

Payable to investors at fair value represents the amount payable by the Consolidated ABFE to its investors, which increased from nil to RMB445.8 million (US$62.8 million) as of December 31, 2023, primarily due to the increase in the external contribution to the Consolidated ABFE. It decreased from RMB50.7 million as of December 31, 2021 to nil as of December 31, 2022, primarily due to principal payments to the Consolidated ABFE in 2022.

Accrued Expenses and Other Liabilities

Our accrued expenses and other liabilities include primarily accrued payroll and welfare, tax payable, payable to investors and accrued advertisement expenses. The following table sets forth a breakdown of our accrued expenses and other liabilities as of December 31, 2021, 2022 and 2023:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Accrued Expenses and Other Liabilities:
Accrued payroll and welfare	538,910	403,104	153,554	21,628
Tax payable	250,445	562,839	931,191	131,155
Funds collected on behalf of third-party guarantee companies	20,048	18,766	11,387	1,604
Accrued customer incentives	25,967	5,024	3,263	460
Accrued advertisement expenses	77,205	58,707	134,601	18,958
Payable to investors	124,147	147,864	145,655	20,515
Guarantee liabilities	42,934	51,766	37,153	5,233
Others	103,127	66,936	83,718	11,791
Total accrued expenses and other liabilities	1,182,783	1,315,006	1,500,522	211,344

Accrued expenses and other liabilities increased from RMB1,182.8 million as of December 31, 2021 to RMB1,315.0 million as of December 31, 2022, and further increased to RMB1,500.5 million (US$211.3 million) as of December 31, 2023, primarily due to the increase in tax payable as a result of profit growth in 2022.

Secured Borrowings

Secured borrowings were primarily generated from several financing arrangements of Yichuang Financial Leasing, with a principal amount of RMB862.0 million and RMB541.6 million during the years of 2020 and 2021, respectively. Our secured borrowings decreased from RMB1,028.6 million as of December 31, 2021 to RMB767.9 million as of December 31, 2022, and further decreased to nil, primarily due to the repayment of secured borrowings.

Apart from that, an addition of RMB195.8 million and nil were recorded in “amount due to related parties” on the consolidated balance sheets as of December 31, 2022 and 2023, respectively.

Off-Balance Sheet Arrangements

On December 31, 2020, we consummated a business restructuring with CreditEase and had disposed of the Disposed Business. In connection with the business restructuring, we are no longer engaged in the online lending information intermediary business. CreditEase takes over the investor protection program and is responsible to ensure the winding-down of the outstanding loan collection activities relating to the Disposed Business in an orderly manner in accordance with the related rules and regulations.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 and 2022 were increases of 1.5% and 1.8%, respectively, and a decrease of 0.3% for December 2023. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.Liquidity and Capital Resources

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

As of December 31, 2023, we had cash and cash equivalents of approximately RMB5,791.3 million (US$815.7 million), as compared to cash and cash equivalents of approximately RMB4,271.9 million as of December 31, 2022. As of December 31, 2023, we had restricted cash of approximately RMB267.3 million (US$37.6 million), as compared to RMB88.8 million as of December 31, 2022. The increase in restricted cash was mainly due to our new investments in trusts. As of December 31, 2023, the restricted cash represents the cash held by the remaining Consolidated ABFE. Our material unused sources of liquidity include cash balances, unencumbered assets and our ability to sell encumbered assets to raise cash.

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

Our accounts receivable primarily include the commission receivable from insurance brokerage service and service fees receivable from industry partners. As of December 31, 2021, 2022 and 2023, we had accounts receivable of RMB305.0 million, RMB221.0 million and RMB499.0 million (US$70.3 million), respectively. The decrease in our accounts receivable from 2021 to 2022 was primarily due to collections of commission receivables. Our accounts receivable increased from 2022 to 2023 was primarily due to the increase in service fees receivable from industry partners driven by the growth in our financial services business volume. As of December 31, 2023, we had RMB439.8 million (US$61.9 million) in service fees receivable from industry partners and RMB36.7 million (US$5.2 million) in commission receivable from insurance brokerage service.

Our prepaid expenses and other assets primarily include funds receivable from external payment networks, funds receivable for disposal of financing receivables and deposits, and our accrued expenses and other liabilities include primarily accrued payroll and welfare, tax payable, payable to investors and accrued advertisement expenses.

Although we consolidated the results of operations of Yiren Financial Information and CreditEase Puhui, the consolidated variable interest entities, we only have access to the cash balances and the future earnings of Yiren Financial Information and CreditEase Puhui through our contractual arrangements with them. See “Item 4. Information on the Company—A. History and Development of Our Company.” In addition, although we consolidate the cash flow of the Consolidated ABFE into our cash flow, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs. For more information about the Consolidated ABFE, please see “Note 2—Summary of Significant Accounting Policies—Basis of Consolidation” appearing in Item 18 of this annual report. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure” below.

In utilizing the cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be reported to MOFCOM or its local counterparts; and
●	loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits, must be registered with SAFE or its local branches and must be registered with the NDRC if the term of such loan is more than one year.

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

Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries, when distributing its after-tax profits to shareholders, are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Such reserve is not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	158,192	1,849,430	2,171,013	305,780
Net cash (used in)/provided investing activities	(346,507)	52,559	100,045	14,091
Net cash provided by/(used in) financing activities	427,446	(489,123)	(569,278)	(80,181)
Effect of foreign exchange rate changes	(936)	2,486	(3,871)	(545)
Net (decrease)/increase in cash, cash equivalents and restricted cash	238,195	1,415,352	1,697,909	239,145
Cash, cash equivalents and restricted cash, beginning of year	2,707,148	2,945,343	4,360,695	614,191
Cash, cash equivalents and restricted cash, end of year	2,945,343	4,360,695	6,058,604	853,336

Operating Activities

Net cash provided by operating activities was RMB2,171.0 million (US$305.8 million) in 2023. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including allowance for contract assets, receivables and others of RMB288.2 million (US$40.6 million), and certain working capital items, including a decrease in amounts due from related parties of RMB431.6 million (US$60.8 million) and an increase in accrued expenses and other liabilities of RMB155.2 million (US$21.9 million), partially offset by an increase in accounts receivable of RMB308.0 million (US$43.4 million), an increase in contract assets of RMB545.4 million (US$76.8 million) and an increase in prepaid expenses and other assets of RMB169.4 million (US$23.9 million).

Net cash provided by operating activities was RMB1,849.4 million in 2022. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including allowance for contract assets, receivables and others of RMB188.2 million, and certain working capital items, including a decrease in contract assets of RMB369.1 million and an increase in accrued expenses and other liabilities of RMB109.8 million, partially offset by an increase in deferred tax assets or liabilities of RMB109.6 million.

Net cash provided by operating activities was RMB158.2 million in 2021. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including allowance for contract assets, receivables and others of RMB370.2 million, partially offset by changes in certain working capital items, including an increase in contract assets of RMB668.2 million, and a decrease in amounts related to related parties of RMB437.8 million.

Investing Activities

Net cash provided by investing activities was RMB100.0 million (US$14.1 million) in 2023, which was primarily attributable to collection of principals of loans at fair value and financing receivables, partially offset by investment in loans at fair value.

Net cash provided by investing activities was RMB52.6 million in 2022, which was primarily attributable to repayments of financing receivables, partially offset by net outflow for available-for-sale investments.

Net cash used in investing activities was RMB346.5 million in 2021, which was primarily attributable to origination of financing receivables, partially offset by repayments of financing receivables.

Financing Activities

Net cash used in financing activities was RMB569.3 million (US$80.2 million) in 2023, which was mainly attributable to principal payments of loans from third parties.

Net cash used in financing activities was RMB489.1 million in 2022, which was mainly attributable to principal payments of loans from related parties and third parties.

Net cash provided by financing activities was RMB427.4 million in 2021, which was mainly attributable to RMB575.9 million of loan from third parties.

Capital Expenditures

We made capital expenditures of RMB9.4 million, RMB0.9 million and RMB4.4 million (US$0.6 million) in 2021, 2022 and 2023, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. We will continue to make capital expenditures to meet the requirements of our business operations.

Holding Company Structure

Yiren Digital Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities in China. As a result, Yiren Digital Ltd.’s ability to pay dividends depends upon dividends paid by YouRace Hengchuang and Hengyuda, our PRC subsidiaries, and Yiren Financial Information and CreditEase Puhui, the consolidated variable interest entities. If our existing PRC subsidiaries or any newly formed ones incur debts on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends to us. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital and may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

As of December 31, 2023
RMB in thousands
2024	18,976
2025	4,445
2026 and thereafter	821
Total lease liabilities	24,242

Our operating lease obligations relate to our leases of office premises. We lease our principal office premises under a non-cancelable operating lease with an expiration date in December 2024. Rental expenses under operating leases for 2021, 2022 and 2023 were RMB103.3 million, RMB27.9 million and RMB19.4 million (US$2.7 million), respectively.

Payables to investors related to the Consolidated ABFE have been excluded from the table above. We will make such payments to the investors related to the Consolidated ABFE if and when we receive the related loan payments from borrowers. We do not have any contractual obligations to make such payments out of our own liquidity resources.

We also have obligations related to secured borrowings. In 2021, 2022, and 2023, Yichuang Financial Leasing entered into several financing arrangements, with a principal amount of RMB541.6 million, nil and nil, respectively. According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right or beneficial interests of certain financing receivables totaling RMB550.0 million, nil and nil, respectively, with remaining lease terms ranging from one to three years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right or beneficial interests of financing receivables did not constitute a true sale for transfer of assets under the PRC law, the proceeds received from the external creditors were considered as secured borrowings. Our secured borrowings have maturities ranging from one to three years. As of December 31, 2023, we recorded secured borrowings of nil and amount due to related parties of nil on our consolidated balance sheets as of December 31, 2023.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

C.	Product Development

We had a dedicated product development team consisting of 108 full-time employees as of December 31, 2023. This team is responsible for developing and implementing new consumer finance products to introduce on to our marketplace.

Our company and the VIEs constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our clients.

From the financial services business perspective, as we continue to optimize our product structures, we plan to develop more diversified credit products tailor made to the specific needs of our target borrowers and institutional funding partners with reasonable prices under the updated regulatory guidelines. As our marketplace grows, we have been expanding our ability to offer risk-based loan pricing. For example, we have been offering lower-priced loan products and constantly adjust loan pricing as we shift towards a higher-quality customer segment in response to regulatory directives. We will also continue to increase the diversity of our product offerings and enhance synergies between business lines, including our financial and non-financial products and services.

In terms of the insurance brokerage business, we continue to focus on insurance product innovation and customization as we expand our client pool and external partners. Moreover, we are closely observing the domestic and overseas markets and constantly introduce new insurance products with low penetration rates and high growth potential in the market. For example, we have been providing overseas engineering liability insurance services since the second half of 2022 to meet the growing security demands of engineering construction projects in Belt and Road countries. Additionally, we have offered “New Citizen” insurance services since 2022, stressing the protection needs from those flexible workforce personnel or part-time workers who are not covered by social security services.

For consumption and lifestyle business, we continue to enrich our product and service offerings to meet our customers’ diverse needs in various life scenarios. For example, we have upgraded our membership services with more flexible pricing and enriched offerings, such as popular video streaming platform accounts and car fuel cards.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We do not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available. As a result, the estimation of standalone selling price involves significant judgments. We use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors. However, for post-origination services, given the main services are about loan collecting and cash processing, we can refer to other companies performing the same services, therefore a direct observable standalone selling price for similar services in the market is available. We estimate the standalone selling prices of loan facilitation services and post-facilitation services based on historical cost data adjusted by current service patterns such as tenure, which could change with the evolvement of our product mix. There has been no material change to the allocation ratio between the two performance obligations during the year ended December 31, 2023.

The transaction price includes variable consideration in the form of prepayment risk of the borrowers, and we estimate variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. A decrease in the amount of loans to be repaid in advance or an increase in tenure of early repayment would result in a greater amount of total transaction price than initially expected and vice versa. If the estimate of the prepayment rates suffers 0.5 percentage point increase/decrease, it would result in a decrease of RMB11.5 million (US$1.6 million) and an increase of RMB11.5 million (US$1.6 million) for revenue recognized for the year ended December 31, 2023.

Allowance for contract assets

Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. Allowance for contract assets is based on net cumulative expected loss rates, taking the historical default rate of loans originated in the same vintage, as well as national or local economic conditions that correlate with defaults on loans into consideration. We regularly review the methodology and assumptions used for estimating the net cumulative expected loss rates.

As of December 31, 2023, allowance for contract assets is RMB164.1 million (US$23.1 million). If the estimate of the net cumulative expected loss rates suffers 0.5 percentage point increase/decrease, it would result in an increase of RMB11.1 million (US$1.6 million) and a decrease of RMB11.1 million (US$1.6 million) for allowance for contract assets.

Item 6.        Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers*	Age	Position/Title
Ning Tang	50	Executive Chairman and Chief Executive Officer
Tina Ju	59	Director
Qing Li	47	Director
Jingsheng Huang	66	Director
Sam Hanhui Sun	51	Independent Director
Hao Li	45	Independent Director
Hiu Fung Vincent Pang	54	Independent Director
Na Mei	43	Chief Financial Officer
Bin Yang	46	Chief Human Resources Officer

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

Ms. Tina Ju has served as our director since January 2015. Ms. Ju is a founding and managing partner of KPCB China and TDF Capital. She has more than 35 years of experience in venture capital, investment banking and operations. Ms. Ju began her venture capital career in 1999 and co-founded VTDF China in 2000 and KPCB China in 2007. Earlier in her career, Ms. Ju spent 10 years in investment banking at Deutsche Bank as the head of TMT and Transport Asia, Merrill Lynch as head of Asia Technology and Corporate Finance Team, and Goldman Sachs. Ms. Ju currently serves as a director on the board of various private companies. Ms. Ju received a bachelor’s degree in industrial engineering and operations research from UC Berkeley and an MBA from Harvard Business School.

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

Mr. Sam Hanhui Sun has served as our director since December 17, 2015. Mr. Sun currently serves as an independent director and audit committee chair of iQIYI Inc., a Nasdaq-listed company, an independent director and audit committee chair of Zhihu Inc., a NYSE-listed company, and an independent director of YSB Inc., a company listed on the Hong Kong Stock Exchange. From January 2010 to September 2015, Mr. Sun assumed a couple of positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq, including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on a Nasdaq-listed company, from 2007 to 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group, including eight years at the Beijing office of KPMG, where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun received a B.E. in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

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

Ms. Bin Yang has served as our chief human resources officer since 2023. Ms. Yang initially joined the company in 2015 as the head of the human resources department and possesses over 10 years of experience in human resource management. Prior to joining the company, she previously worked at JUPITER, C2MICRO, and 360.

B.Compensation

In 2023, we paid an aggregate of approximately RMB6.1 million (US$0.9 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For information regarding the share-based incentive awards that we have granted to our officers and directors, please refer to “—Share Incentive Plans.”

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

Share Incentive Plans

We have adopted three share incentive plans, namely, the 2015 Share Incentive Plan, 2017 Share Incentive Plan, and 2020 Share Incentive Plan, which allow us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. These three plans are referred to as the 2015 Plan, 2017 Plan and 2020 Plan, respectively. Pursuant to the 2015 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2015 Plan is 3,939,100 ordinary shares. As of March 31, 2024, there was no restricted share unit outstanding under the 2015 Plan. Pursuant to the 2017 Plan, the maximum aggregate number of shares which may be issued is 6,060,900. As of March 31, 2024, there was no restricted share unit outstanding under the 2017 Plan. Pursuant to the 2020 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2020 Plan is 18,560,000 ordinary shares. As of March 31, 2024, 2,241,114 restricted share units were outstanding under the 2020 Plan.

The following table summarizes, as of March 31, 2024, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under our 2020 Plan:

Ordinary Shares
Underlying Restricted
Name	Share Units	Grant Date
Sam Hanhui Sun	*	June 30, 2021 and July 1, 2022 and 2023
Hao Li	*	June 30, 2021 and July 1, 2022 and 2023
Na Mei	*	June 30, 2021 and July 1, 2022
Bin Yang	*	June 30, 2021 and July 1, 2022
Other Individuals as a Group	1,796,502	June 30, 2021 and January 1, 2022, 2023 and 2024 and July 1, 2022 and 2023
*	Less than 1% of our total outstanding ordinary shares.

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

Clawback Policy

On November 16, 2023, our board of directors adopted an Incentive Compensation Recoupment Policy (the “Clawback Policy”) providing for the recoupment of certain incentive compensation from current and former executive officers of our company in the event the company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The adoption of the Clawback Policy was mandated by the New York Stock Exchange Listed Company Manual introduced pursuant to Exchange Act Rule 10D-1. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

Committees of the Board of Directors

We have established four committees under the board of directors: an audit committee, a compensation committee, a nominating and corporate governance committee, and a cybersecurity risk management committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below:

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

Cybersecurity Risk Management Committee. We established our cybersecurity risk management committee in March 2024. Our cybersecurity risk management committee consists of Ning Tang, Sam Hanhui Sun and Hao Li. Ning Tang is the chairman of the committee. Sam Hanhui Sun and Hao Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The cybersecurity risk management committee assists the board of directors in fulfilling the board’s oversight responsibility with respect to the risks related to our company’s information technology use and data protection, including but not limited to cybersecurity and privacy. The cybersecurity risk management committee is responsible for, among other things:

●	quality and effectiveness of the policies and procedures governing information technology and network systems, including relating to data governance, incident response procedures and disaster recovery capabilities, and product security;
●	technology senior management teams’ priorities for its information technology and engineering security functions;
●	management of compliance risks and audits related to its information technology and network systems;
●	internal access controls and audits relating to cyber and information security;
●	disclosures in SEC filings related to its information technology and network systems; and

●	cyber insurance policies and coverage.

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

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Each of our directors will hold office until the expiration of his or her term as provided in the written agreement with our company, if any, and until his or her successor has been elected or appointed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated, or (v) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.D.Employees

As of December 31, 2021, 2022 and 2023, our company and the VIEs had a total of 3,797, 1,064 and 754 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2023 by function:

	Number of
	Employees	% of Total
Function
Sales and Marketing	444	58.9
Operations	34	4.5
Technology	85	11.3
Risk Management	9	1.2
General and Administrative	74	9.8
Product Development	108	14.3
Total	754	100.0

As of December 31, 2023, all of our employees are based in China.

We believe our company and the VIEs offer our employees competitive compensation packages and a work environment that encourages initiative and is based on merit, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional employees as we expand our business.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have not made adequate contributions to our employee benefits plans as required by the applicable PRC laws and regulations, which may subject us to penalties including potential late fees or fines. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 173,869,086 ordinary shares outstanding as of March 31, 2024.

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

Ordinary Shares Beneficially
Owned as of March 31, 2024
	Number	%†
Directors and Executive Officers**:
Ning Tang(1)	62,244,893	35.8
Tina Ju(2)	—	—
Qing Li	*	*
Jingsheng Huang	*	*
Sam Hanhui Sun	*	*
Hao Li	*	*
Hiu Fung Vincent Pang	—	—
Na Mei	*	*
Bin Yang	*	*
All Directors and Executive Officers as a Group	62,645,921	36.0
Principal Shareholder:
CreditEase Holdings (Cayman) Limited(3)	143,421,412	82.5
*	Less than 1% of our total outstanding shares.

**

Except for Ms. Tina Ju, Mr. Qing Li, Mr. Jingsheng Huang, Mr. Sam Hanhui Sun, Mr. Hao Li, and Mr. Hiu Fung Vincent Pang, the business address of our directors and executive officers is 28/F, China Merchants Bureau Building, 118 Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China. The business address of Ms. Tina Ju is Level 19, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The business address of Mr. Qing Li is 23 Coniston Ct, Princeton, NJ 08540, USA. The business address of Mr. Jingsheng Huang is 505 Winchester St, Newton, MA 02461, USA. The business address of Mr. Sam Hanhui Sun is 64 Donggong Street, Dongcheng District, Beijing 100009, People’s Republic of China. The business address of Mr. Hao Li is Building G2, No. 56 Jianguo Road, Chaoyang District, Beijing 100022, the People’s Republic of China. The business address of Mr. Hiu Fung Vincent Pang is 502, Building 3, Park 1872, Balizhuangbeili, Chaoyang District, Beijing 100025, the People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2024. The total number of ordinary shares outstanding as of March 31, 2024 is 173,869,086.

(1)	Mr. Ning Tang does not hold any ordinary share in our company directly. Mr. Tang, through a trust controlled by him, holds all equity interest of a British Virgin Islands company, which in turn owns 43.4% of the total outstanding shares of CreditEase, our parent company, on an as-converted basis.
(2)	Ms. Tina Ju is a founding and managing partner of KPCB China, which holds certain equity interest in CreditEase through its affiliated funds.
(3)	CreditEase Holdings (Cayman) Limited is incorporated in the Cayman Islands. CreditEase is owned by Mr. Ning Tang, our executive chairman, and a few investors, including IDG, KPCB China and Morgan Stanley Private Equity Asia, through their respective investment vehicles.

As of March 31, 2024, 28,315,890 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 16.3% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The following are summaries of the above-mentioned agreements:

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

Amended and Restated Intellectual Property License Agreement

CreditEase and we agree, to the extent permitted under applicable laws and regulations, to cooperate in sharing information and data collected from each party’s business operation, including without limitation borrower and investor information and credit and loan data, as reasonably requested by the requesting party. This information sharing is free of charge unless otherwise mutually agreed in writing.

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

(i)the online holistic wealth business targeting the mass affluent (which refers to individuals with RMB1,000,000 to RMB10,000,000 investable financial assets), unsecured and secured consumer lending, financial leasing, small and medium enterprise (SME) lending and other related services and businesses, conducted by Yiren Digital and its subsidiaries and the consolidated variable interest entities anywhere in the world, and
(ii)other businesses that we and CreditEase may mutually agree from time to time to be part of the business that CreditEase cannot compete with us.

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

Transactions with CreditEase Affiliated Entities

Prior to our establishment, our online consumer finance marketplace business was carried out by various subsidiaries and the consolidated variable interest entities of CreditEase, which provided us with origination and servicing, sales and marketing and general and administrative services. Since we completed our carve-out from CreditEase and became a stand-alone company in March 2015, affiliates of CreditEase have continued to provide certain supporting services to us. Expenses of services provided by CreditEase’s affiliates were recorded as service expenses charged by related parties in 2021, 2022 and 2023 based on various agreements that we entered into with relevant affiliates of CreditEase.

As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network.

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2021, 2022 and 2023 is as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Customers acquisition and referral services	281,633	216,958	175,471	24,714
System support services	135,118	100,635	72,035	10,146
Credit assessment services	56,957	110,566	118,395	16,676
Collection services	17,943	22,735	29,188	4,111
Other services	—	91	1,824	257
Total costs and expenses	491,651	450,985	396,913	55,904

Revenue derived from services provided by us to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2021, 2022 and 2023 is recorded as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Customers acquisition and referral services	442,570	409,688	140,782	19,829
Technical services	85,832	—	—	—
Post-loan management services	44,586	—	—	—
Other services	170	1,322	813	115
Total revenue	573,158	411,010	141,595	19,943

For the years ended December 31, 2021, 2022 and 2023, we provided loans to CreditEase, its subsidiaries and affiliates with an amount of nil, RMB200.0 million and nil, respectively. Nil, nil and nil were repaid to us for the years ended December 31, 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, CreditEase, its subsidiaries and affiliates provided loans to us with an amount of RMB2.6 million, nil and nil, respectively. RMB29.3 million, RMB182.0 million and RMB195.8 million (US$27.6 million) were repaid by us for the years ended December 31, 2021, 2022 and 2023, respectively.

Contractual Arrangements with the Consolidated Variable Interest Entities and Their Respective Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among YouRace Hengchuang and Hengyuda, our PRC subsidiaries, Yiren Financial Information and CreditEase Puhui, the consolidated variable interest entities, and the shareholders of Yiren Financial Information and CreditEase Puhui. We also operated relevant business through contractual arrangements among YouRace Hengchuang, Hengcheng and the shareholders of Hengcheng, which was terminated on December 31, 2020. We used to have contractual arrangements among YouRace Hengchuang, Tianjin Linyang and the shareholders of Tianjin Linyang, and such contractual arrangements were terminated on December 5, 2022. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities.”

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

Legal Proceedings

Our company and the VIEs may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. For risks and uncertainties relating to the future cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We were previously subject to two shareholder class action lawsuits that were subsequently dismissed. However, we cannot assure you that we will not be subject to other shareholder class action lawsuits in the future.”

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

The following are summaries of material provisions of our memorandum and articles of association, insofar as they relate to the material terms of our ordinary shares:

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

The registration of transfers may, after compliance with any notice requirements of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82 and amended in December 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to Circular 82, the SAT issued a bulletin, known as the Bulletin 45, which took effect in September 2011 and was amended in 2015, 2016 and 2018, respectively, to provide more guidance on the implementation of Circular 82. Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. Although Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in Circular 82 and Bulletin 45 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

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

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that Yiren Digital Ltd. meets all of the conditions above. Yiren Digital Ltd. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

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

Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon our analysis of the nature and composition of our income and assets, the value of our assets (in particular the retention of a substantial amount of cash), activities and market capitalization, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our United States counsel expresses no opinion with respect to our PFIC status for any taxable year. Furthermore, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. No ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

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

J. Annual Report to Security Holders

Not Applicable.

Item 11.        Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our reporting currency was the U.S. dollar prior to April 1, 2016. In our consolidated financial statements prepared before April 1, 2016, our financial information that used RMB as the functional currency had been translated into U.S. dollars. Effective from April 1, 2016, we changed our reporting currency from the U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of a loss of RMB3.2 million, a gain of RMB8.6 million and a loss of RMB1.9 million (US$0.3 million) in 2021, 2022 and 2023, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, our company and the VIEs have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 and 2022 were increases of 1.5% and 1.8%, respectively, and a decrease of 0.3% for December 2023. Although our company and the VIEs have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time. For the year ended December 31, 2023, we received US$161 thousand reimbursement from the depositary.

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

For the period from December 17, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2023, we used US$13.7 million in the net proceeds from our initial public offering for repurchasing ADSs from the open market.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Item 16.         Reserved

Item 16A.        Audit Committee Financial Expert

Our board of directors has determined that Mr. Sam Hanhui Sun, an independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.        Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in September 2015. We have posted a copy of our code of business conduct and ethics on our website at ir.yiren.com.

Item 16C.        Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated:

	2022	2023
	RMB	RMB

	(in thousands)
Audit fees	10,161	11,613
Audit-related fees	1,682	—
Tax fees	—	—
All other fees	—	—
(1)	“Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represent the aggregate fees billed for assurance and related services rendered by our auditor.
(3)	“Tax fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditor.
(4)	“All other fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditor other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

The table below sets forth a summary of the ADSs repurchased by us in 2023 pursuant to the 2022 Share Repurchase Program:

				Approximate
			Total Number of	Dollar Value of
			ADSs Purchased	ADSs that May Yet Be
	Total Number of ADSs	Average Price Paid Per	as Part of Publicly	Purchased Under the Plan
Period	Purchased	ADS (US$)	Announced Plan	(US$)
January	391,379	2.5498	391,379	18,454,500
February	220,485	3.2835	220,485	17,730,529
March	151,807	2.4913	151,807	17,352,328
April	82,827	2.1683	82,827	17,172,730
May	105,094	2.4401	105,094	16,916,294
June	158,157	2.5289	158,157	16,516,329
July	300,956	2.4146	300,956	15,789,649
August	249,747	2.5183	249,747	15,160,707
September	262,220	2.5337	262,220	14,496,314
October	197,443	2.3507	197,443	14,032,186
November	193,585	2.5879	193,585	13,531,205
December	296,249	3.0187	296,249	12,636,915
Total	2,609,949	2.6114	2,609,949	12,636,915

Item 16F.        Change in Registrant’s Certifying Accountant

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

We have provided KPMG with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from KPMG a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of KPMG’s letter dated April 29, 2022 is attached as Exhibit 16.1.

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

Item 16G.        Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. As of March 31, 2024, CreditEase held more than 50% of our total voting power. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors.

In addition, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We rely on the exemption available to foreign private issuers for the requirements in terms of (i) shareholder approval of equity compensation plans and any material revisions to the terms of such plans under Section 303A.08 of the NYSE Listed Company Manual, (ii) shareholder approval of issuance of common stock in any transaction or series of related transactions under Section 312.03 of the NYSE Listed Company Manual, and (iii) the requirement of holding an annual meeting during each fiscal year under Section 302.00 of the NYSE Listed Company Manual. As a result of our election to follow home country practices with respect to the foregoing matters, our shareholders will not have the same protection that they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.” Other than the home country practices disclosed above, we have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Listed Company Manual.

Item 16H.        Mine Safety Disclosure

Not applicable.

Item 16I.        Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J.        Insider Trading Policies

Not applicable.

Item 16K.        Cybersecurity

Risk Management and Strategy

We have implemented and maintained various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, communications systems, hardware and software, and our critical data, including intellectual property, and confidential information that is proprietary, strategic or competitive in nature (“Information Systems and Data”).

Our cybersecurity incident management team (the “CSI management team”) helps identify, assess and manage our cybersecurity threats and risks. The CSI management team identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example manual tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and actors, conducting scans of the threat environment, evaluating our and our industry’s risk profile, evaluating threats reported to us, conducting internal and/or external audits, conducting threat assessments for internal and external threats, conducting vulnerability assessments to identify vulnerabilities, etc.

Depending on the environment, we implement and maintain various measures, processes and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, adopting cybersecurity risk management committee charter, cybersecurity incident response policy, materiality assessment playbook, incident detection and response, vulnerability management policy, disaster recovery/business continuity plans, risk assessments, encryption of data, network security controls, data segregation, access control, physical security, asset management, systems monitoring, vendor risk management program, employee training, penetration testing, dedicated cybersecurity staff, asset management, tracking and disposal, and systems monitoring.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, (i) the CSI management team works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business, and (ii) our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the cybersecurity risk management committee of the board of directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example cybersecurity consultants, cybersecurity software providers, and professional services firms including legal counsel and threat intelligence service provider. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. The program includes risk assessment for each vendor, review of vendor’s written security program, review of security assessment, report, audit, and imposition of information contractual obligations on the vendor. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect our company and how they may do so, see our risk factors under “Part I. Item 3D. Risk Factors in this Annual Report” on Form 20-F, including the risk factors headed “Our ability to protect the confidential information of our borrowers and clients may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions,” “Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing or posting loans on our marketplace, reduce the attractiveness of our marketplace and result in a loss of borrowers or clients,” and “Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

Governance

Our board of directors addresses our company’s cybersecurity risk management as part of its general oversight function. The board of directors’ cybersecurity risk management committee is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain of our management. Our cybersecurity incident response policy is designed to escalate certain cybersecurity incidents to CSI management team depending on the circumstances. The CSI management team collaborates with our company’s senior management to determine the materiality of a cybersecurity incident and help our company mitigate and remediate cybersecurity incidents when notified. In addition, our company’s cybersecurity incident response policy includes reporting to the cybersecurity risk management committee for certain cybersecurity incidents. The cybersecurity risk management committee receives periodic reports from our CSI management team regarding our company’s significant cybersecurity threats and risk, as well as the processes our company has implemented to address them. The cybersecurity risk management committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation, and will evaluate our cybersecurity policies and procedures on an annual basis.

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

4.13*	Amended and Restated Loan Agreements, dated October 30, 2023, between Hengyuda and the shareholders of Yiren Financial Information

4.14*	Amended and Restated Equity Interest Pledge Agreements, dated October 30, 2023, among Hengyuda, Yiren Financial Information and the shareholders of Yiren Financial Information

4.15*	Powers of Attorney granted to Hengyuda by the shareholders of Yiren Financial Information, dated October 30, 2023

4.16

Exclusive Business Cooperation Agreement between Hengyuda and Yiren Financial Information dated October 13, 2016 (incorporated herein by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 24, 2017)

4.17*	Amended and Restated Exclusive Option Agreements, dated October 30, 2023, among Hengyuda, Yiren Financial Information and the shareholders of Yiren Financial Information

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
4.22

Exclusive Option Agreements, dated October 27, 2020, among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui (incorporated herein by reference to Exhibit 4.27 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.23

Share Subscription Agreement between the Registrant and CreditEase Holdings (Cayman) Limited dated March 25, 2019 (incorporated herein by reference to Exhibit 4.34 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

4.24

Amendment to the Share Subscription Agreement between CreditEase and Yirendai Ltd. dated July 10, 2019 (incorporated herein by reference to Exhibit 99.2 to CreditEase’s Schedule 13D filed with the Securities and Exchange Commission on July 16, 2019)

4.25

English translation of Equity Transfer Agreement dated June 27, 2023 (incorporated herein by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K (File No. 001-37657), filed with the Securities and Exchange Commission on June 27, 2023)

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

16.1

Letter from KPMG Huazhen LLP to the Securities and Exchange Committee, dated April 29, 2022 (incorporated herein by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K (File No. 001-37657), furnished with the Securities and Exchange Commission on April 29, 2022)

97.1*	Incentive Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)
*	Filed herewith
**	Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yiren Digital Ltd.

By:	/s/ Ning Tang
	Name:	Ning Tang
	Title:	Executive Chairman of the Board of
Directors and Chief Executive Officer

Date: May 15, 2024

YIREN DIGITAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Yiren Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yiren Digital Ltd., and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income/(loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for current expected credit loss (“CECL”) on accounts receivable, loans receivable, other receivable and contract assets - Refer to Note 2 of the financial statements

Critical Audit Matter Description

According to ASC 326, Financial Instruments—Credit Losses, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The Group has recorded an allowance for CECL of $ 288 million for the year ended December 31, 2023, on accounts receivable, loans receivable, other receivable and contract assets. The allowance has been recorded based on the assets’ carrying amount and the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions.

The allowance for CECL on accounts receivable, Financing receivable, other receivables and contract assets is identified as a critical audit matter due to the involvement of subjective judgment and estimates in determining the CECL of the assets, and the significance to the Group’s consolidated financial position.

How the Critical Audit Matters Were Addressed in the Audit

Our audit procedures related to the allowance for CECL included the following:

•

We obtained an understanding and assessing management’s method for developing the allowance for doubtful accounts (credit losses).

•

We evaluated the appropriateness of the model and calculation schedules prepared by management.

•

We engaged IT Specialists to test the effectiveness of key controls in system development management, system change management, information security management and operation and maintenance management of the Company’s New Core system and Yixianghua system.

•

We tested the accuracy and evaluated the reliability of the transaction data and the relevant observable rate of origination and renewal insurance services.

•

We tested the integrity of the transaction data from the Company’s New Core system and Yixianghua system with the assistance of IT specialists.

•

We evaluated management’s ability to accurately estimate by retrospectively evaluating subsequent actual write-off ratios to management’s historical estimates.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2022.

Flushing, New York

May 15, 2024

YIREN DIGITAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets including amounts of the consolidated variable interest entities (the “VIEs”) and consolidated assets backed financing entities (“ABFE”) (Note 2):
Cash and cash equivalents	4,271,899	5,791,333	815,692
Restricted cash	88,796	267,271	37,644
Trading securities	—	76,053	10,712
Accounts receivable (net of allowance of RMB18,235 and RMB46,715 as of December 31, 2022 and 2023, respectively)	221,004	499,027	70,287
Contract assets, net (net of allowance of RMB153,435 and RMB164,141 as of December 31, 2022 and 2023, respectively)	626,739	978,051	137,756
Contract cost	787	32	4
Prepaid expenses and other assets	321,411	426,511	60,073
Loans at fair value	54,049	677,835	95,471
Financing receivables (net of allowance of RMB40,735 and RMB51,858 as of December 31, 2022 and 2023, respectively)	514,388	116,164	16,361
Amounts due from related parties	1,266,232	820,181	115,520
Held-to-maturity investments	2,700	10,420	1,468
Available-for-sale investments	972,738	438,084	61,703
Property, equipment and software, net	77,256	79,158	11,149
Deferred tax assets	84,187	73,414	10,340
Right-of-use assets	33,909	23,382	3,293

Total assets	8,536,095	10,276,916	1,447,473
Liabilities including amounts of the consolidated VIEs and the consolidated ABFE without recourse to the Company (Note 2):
Accounts payable	14,144	30,902	4,353
Amounts due to related parties	227,724	14,414	2,030
Deferred revenue	65,539	54,044	7,612
Payable to investors at fair value	—	445,762	62,784
Accrued expenses and other liabilities	1,315,006	1,500,522	211,344
Secured borrowings	767,900	—	—
Deferred tax liabilities	79,740	122,075	17,194
Lease liabilities	35,229	23,648	3,331

Total liabilities	2,505,282	2,191,367	308,648

Commitments and Contingencies (Note 18)

Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 199,299,342 and 200,648,440 shares issued as of December 31, 2022 and 2023, respectively; 178,577,768 and 174,706,968 shares outstanding as of December 31, 2022 and 2023, respectively)	129	130	18
Treasury stock (2,161,574 and 7,381,472 shares as of December 31, 2022 and 2023, respectively)	(46,734)	(94,851)	(13,359)
Additional paid-in capital	5,160,783	5,171,232	728,353
Accumulated other comprehensive income	7,765	23,669	3,333
Retained earnings	908,870	2,985,369	420,480

Total equity	6,030,813	8,085,549	1,138,825

Total liabilities and equity	8,536,095	10,276,916	1,447,473

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB573,158, RMB411,010 and RMB141,595 for the years ended December 31,2021, 2022 and 2023, respectively)	4,477,929	3,434,620	4,895,633	689,535

Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB1,548, RMB38 and RMB24 for the years ended December 31, 2021, 2022 and 2023, respectively)	(1,553,344)	(573,974)	(656,603)	(92,481)
Origination, servicing and other operating costs (including costs from related parties of RMB354,985, RMB350,311 and RMB324,854 for the years ended December 31, 2021, 2022 and 2023, respectively)	(760,858)	(776,841)	(976,172)	(137,491)
Research and development(including expenses from related parties of RMB85,893, RMB65,268 and RMB52,468 for the years ended December 31, 2021, 2022 and 2023, respectively)	(207,996)	(151,924)	(148,754)	(20,952)
General and administrative (including expenses from related parties of RMB49,225, RMB35,368 and RMB19,567 for the years ended December 31, 2021, 2022 and 2023, respectively)	(298,244)	(271,794)	(231,135)	(32,555)
Allowance for contract assets, receivables and others	(370,154)	(188,223)	(288,187)	(40,589)
Total operating costs and expenses	(3,190,596)	(1,962,756)	(2,300,851)	(324,068)

Interest (expenses)/income, net	(73,383)	(26,302)	80,749	11,373
Fair value adjustments (loss)/gain	(37,442)	18,900	(50,171)	(7,066)
Other income, net	26,665	30,921	20,000	2,817

Total other (expenses)/income, net	(84,160)	23,519	50,578	7,124

Income before provision for income taxes	1,203,173	1,495,383	2,645,360	372,591
Income tax expenses	(170,189)	(300,512)	(565,163)	(79,601)

Net income	1,032,984	1,194,871	2,080,197	292,990

Basic net income per share	6.1113	6.8397	11.7692	1.6577

Weighted average number of ordinary shares outstanding, basic	169,029,826	174,695,959	176,749,706	176,749,706

Diluted net income per share	6.0554	6.8126	11.6415	1.6397

Weighted average number of ordinary shares outstanding, diluted	170,590,203	175,391,332	178,688,319	178,688,319

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net income	1,032,984	1,194,871	2,080,197	292,990

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment	(3,193)	8,563	(1,909)	(269)
Unrealized (loss)/gain on available-for-sale investments	(2,362)	(12,351)	17,813	2,509

Comprehensive income	1,027,429	1,191,083	2,096,101	295,230

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except for share and per share data, or otherwise noted)

							Accumulated
	Ordinary shares			Treasury stock		Additional	other	(Accumulated deficit)/
	Issued	Outstanding				paid-in	comprehensive	Retained	Total
	shares	shares	Amount	Shares	Amount	capital	income	earnings	(deficit)/equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	187,569,640	167,965,710	121	1,043,930	(40,147)	5,058,176	17,108	(1,257,594)	3,777,664

Share-based awards provided to employees	1,160,438	1,160,438	1	—	—	19,088	—	—	19,089
Share-based awards provided to employees of consolidated group of CreditEase	1,126,902	1,126,902	1	—	—	23,222	—	(23,223)	—
Repurchase of ordinary shares	—	(257,124)	—	257,124	(2,750)	—	—	—	(2,750)
Foreign currency translation adjustments	—	—	—	—	—	—	(3,193)	—	(3,193)
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	(2,362)	—	(2,362)
Net income	—	—	—	—	—	—	—	1,032,984	1,032,984

Balance as of December 31, 2021	189,856,980	169,995,926	123	1,301,054	(42,897)	5,100,486	11,553	(247,833)	4,821,432

Share-based awards provided to employees	3,035,692	3,035,692	2	—	—	22,133	—	—	22,135
Share-based awards provided to employees of consolidated group of CreditEase	6,406,670	6,406,670	4	—	—	38,164	—	(38,168)	—
Repurchase of ordinary shares	—	(860,520)	—	860,520	(3,837)	—	—	—	(3,837)
Foreign currency translation adjustments	—	—	—	—	—	—	8,563	—	8,563
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	(12,351)	—	(12,351)
Net income	—	—	—	—	—	—	—	1,194,871	1,194,871

Balance as of December 31, 2022	199,299,342	178,577,768	129	2,161,574	(46,734)	5,160,783	7,765	908,870	6,030,813

Share-based awards provided to employees	869,556	869,556	1	—	—	6,751	—	—	6,752
Share-based awards provided to employees of consolidated group of CreditEase	479,542	479,542	—	—	—	3,698	—	(3,698)	—
Repurchase of ordinary shares	—	(5,219,898)	—	5,219,898	(48,117)	—	—	—	(48,117)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,909)	—	(1,909)
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	17,813	—	17,813
Net income	—	—	—	—	—	—	—	2,080,197	2,080,197

Balance as of December 31, 2023	200,648,440	174,706,968	130	7,381,472	(94,851)	5,171,232	23,669	2,985,369	8,085,549

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income	1,032,984	1,194,871	2,080,197	292,990
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	43,236	26,430	7,116	1,002
Amortization of right-of-use assets	96,714	26,401	18,325	2,581
Disposal of property, equipment and software	2,610	5,103	(133)	(19)
Fair value adjustments gain/(loss)	37,442	(18,900)	50,171	7,066
Share-based compensation	19,089	22,135	6,752	951
Provision for contingent liability	(2,629)	—	—	—
Allowance for contract assets, receivables and others	370,154	188,223	288,187	40,589
Loss related to trading securities and other investments	—	—	13,900	1,958
Changes in operating assets and liabilities
Accounts receivable	(185,777)	68,584	(306,504)	(43,170)
Contract assets	(668,245)	369,061	(547,738)	(77,147)
Contract cost	55,570	9,172	755	107
Prepaid expenses and other assets	(82,165)	4,013	(168,597)	(23,746)
Change in the consolidated ABFE related assets/liabilities	17,528	(640)	52,356	7,374
Financing receivables	(81,483)	7,300	50,401	7,099
Amounts due from/to related parties	(437,782)	(78,632)	431,628	60,794
Deferred tax assets/liabilities	84,937	(109,594)	53,108	7,480
Accounts payable	9,162	(4,921)	16,759	2,360
Deferred revenue	(38,520)	53,160	(11,496)	(1,619)
Accrued expenses and other liabilities	(30,148)	109,825	155,206	21,860
Refund liabilities	(5,113)	(5,732)	—	—
Lease liabilities	(79,372)	(16,429)	(19,380)	(2,730)

Net cash provided by operating activities	158,192	1,849,430	2,171,013	305,780

Cash Flows from Investing Activities:
Purchase of property, equipment and software	(9,404)	(882)	(4,444)	(626)
Disposal of property, equipment and software	612	871	133	19
Purchase of held-to-maturity investments	(780,000)	(201,000)	(11,032,000)	(1,553,825)
Redemption of held-to-maturity investments	781,086	200,500	11,024,280	1,552,737
Purchase of available-for-sale investments	(341,234)	(2,056,000)	(3,386,062)	(476,917)
Proceeds from disposal of available-for-sale investments	334,942	1,254,285	3,926,509	553,037
Purchases of trading securities	—	—	(152,868)	(21,531)
Disposal of trading securities	—	—	72,864	10,263
Acquisition of subsidiaries	—	—	(5,051)	(711)
Investment in loans at fair value	(60,201)	(56,147)	(1,494,096)	(210,439)
Collection of principal of loans at fair value	125,969	92,673	772,398	108,790
Disposal of financing receivables	—	18,540	63,392	8,929
Loan to related parties	—	(200,000)	—	—
Origination of financing receivables	(1,825,473)	(935)	(44,017)	(6,200)
Repayments of financing receivables	1,427,196	1,000,654	359,007	50,565

Net cash (used in)/provided by investing activities	(346,507)	52,559	100,045	14,091

Cash Flows from Financing Activities:
Principal payments to the consolidated ABFE	(71,861)	(85,586)	(7,461)	(1,051)
Contribution from investors of the consolidated ABFE	657	—	450,000	63,381
Loans from related parties	2,600	—	—	—
Principal payments of loans from related parties	(29,300)	(182,000)	(195,800)	(27,578)
Loan from third parties	575,900	—	—	—
Repayment of loan to a third party	(47,800)	(217,700)	(767,900)	(108,156)
Repurchase of ordinary shares	(2,750)	(3,837)	(48,117)	(6,777)

Net cash provided by/(used in) financing activities	427,446	(489,123)	(569,278)	(80,181)

Effect of foreign exchange rate changes	(936)	2,486	(3,871)	(545)

Net increase in cash, cash equivalents and restricted cash	238,195	1,415,352	1,697,909	239,145
Cash, cash equivalents and restricted cash, beginning of year	2,707,148	2,945,343	4,360,695	614,191

Cash, cash equivalents and restricted cash, end of year	2,945,343	4,360,695	6,058,604	853,336

Supplemental disclosures of cash flow information:
Cash paid for income taxes	63,313	78,872	165,176	23,265
Cash paid for interest	85,261	121,698	62,533	8,808
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	2,864,543	4,271,899	5,791,333	815,692
Restricted cash	80,800	88,796	267,271	37,644
Total cash, cash equivalents, and restricted cash	2,945,343	4,360,695	6,058,604	853,336

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

Yiren Digital Ltd. (the “Company” or “Yiren Digital” or the “Parent Company”) was incorporated under the laws of the Cayman Islands in September 2014 by CreditEase Holdings (Cayman) Limited (“CreditEase”). The Company, its subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries (collectively referred to as the “Group”) have been operating an advanced, AI-powered platform providing a comprehensive suite of financial and lifestyle services in China.

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

As the PRC laws and regulations prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required, the Company, via its wholly-owned subsidiaries in the PRC, YouRace Hengchuang and Hengyuda, entered into a series of agreements with Yiren Financial Information Service (Beijing) Co., Ltd.(“Yiren Financial Information”) and CreditEase Puhui Information Consultant (Beijing) Co., Ltd. (“Creditease Puhui”) and their shareholders. Consequently, YouRace Hengchuang and Hengyuda became the primary beneficiary of Yiren Financial Information and CreditEase Puhui and consolidate Yiren Financial Information and CreditEase Puhui (see VIE arrangements in Note 2).

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

The Group acquired, through Yiren Financial Information, Hexiang Insurance Brokerage Co. Ltd. (“Hexiang Insurance”) and its shareholders and wholly owned subsidiary, in April 2020. Hexiang Insurance has been operating our insurance brokerage business since then.

On December 31, 2020, as a result of a business restructuring, the Group disposed its online consumer lending platform targeting individual investors as the funding source to (“Disposed Business”) CreditEase.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

As of December 31, 2023, the Company’s principal subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries are as follows:

	Date of	Place of	Percentage
	incorporation/	incorporation/	of legal
	establishment	establishment	ownership	Principal activities
Wholly owned subsidiaries

YouRace HK	October 8, 2014	Hong Kong	100%	Investment holding

YouRace Hengchuang	January 8, 2015	PRC	100%	Provision of consultancy service, information technology support and technology-enabled borrower acquisition and facilitation services

Hengyuda	March 21, 2016	PRC	100%	Provision of services relating to IT, system maintenance and customer support

Yiren Information Consulting (Beijing) Co., Ltd.(“Yiren Information”)	August 10, 2017	PRC	100%	Provision of borrower acquisition and referral services to institutional funding providers

Variable interest entities and its subsidiaries

Yiren Financial Information	October 13, 2016	PRC		Provision of membership services

CreditEase Puhui	March 3, 2011	PRC		Provision of borrower acquisition and borrowers related customer maintenance services

Haijin Yichuang Financial Leasing Co., Ltd. (“Yichuang Financial Leasing”)	March 22, 2017	PRC		Provision of services for financing lease business

Hexiang Insurance	September 28, 2011	PRC		Provision of services for insurance brokerage business

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group’s principal VIEs that are material to the Group’s business and operations are Hexiang Insurance, Yiren Financial Information and CreditEase Puhui as of December 31, 2022 and 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Basis of consolidation — continued

VIEs — continued

Risks in relation to the VIE structure — continued

The following financial statement amounts and balances of the consolidated VIEs and the consolidated VIEs’ subsidiaries were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Assets
Cash and cash equivalents	2,795,805	3,362,736
Trading securities	—	76,053
Accounts receivable	100,756	56,735
Contract assets, net	107,679	154,384
Contract cost	652	3
Prepaid expenses and other assets	114,310	45,781
Financing receivables	514,388	113,951
Amounts due from related parties	911,432	447,891
Available-for-sale investments	600,000	—
Property, equipment and software, net	62,979	61,735
Deferred tax assets	84,096	73,338
Right-of-use assets	10,474	10,659

Total assets	5,302,571	4,403,266

Liabilities
Accounts payable	9,196	18,211
Amounts due to related parties	214,346	6,586
Deferred revenue	9,488	15
Accrued expenses and other liabilities	1,131,504	1,243,490
Secured borrowing	767,900	—
Deferred tax liabilities	17,273	20,019
Lease liabilities	9,311	9,749

Total liabilities	2,159,018	1,298,070

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenue	3,192,329	1,821,561	1,623,596
Net income	752,164	424,834	351,373

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(236,406)	1,151,656	1,013,875
Net cash (used in)/provided by investing activities	(393,659)	417,535	906,485
Net cash provided by/(used in) financing activities	501,400	(399,700)	(963,700)

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Consolidated ABFE — continued

The following financial statement amounts and balances of the consolidated ABFE were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Assets
Restricted cash	88,796	267,271
Prepaid expenses and other assets	532	5,942
Loans at fair value	54,049	288,764
Held-to-maturity investments	2,300	10,420

Total assets	145,677	572,397

Liabilities
Accounts payable	150	1,023
Amount due to related party	4,603	1,517
Payable to investors at fair value	—	445,762
Accrued expenses and other liabilities	72	2,142

Total liabilities	4,825	450,444

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net (loss)/income	(38,720)	17,949	(68,024)

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	17,016	(1,434)	211,185
Net cash provided by/(used in) investing activities	65,576	34,976	(900,142)
Net cash (used in)/provided by financing activities	(71,204)	(85,587)	818,305

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue

The majority of the Group’s revenue for the years ended December 31, 2021, 2022 and 2023 were generated from the PRC. The following table illustrates the disaggregation of revenue in 2021, 2022 and 2023 under Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers”.

	2021	2022	2023
	RMB	RMB	RMB
Financial services business:
Loan facilitation services	2,105,776	1,362,685	2,240,852
Post origination services	174,255	204,336	17,203
Financing services	524,840	278,783	55,975
Others	379,431	113,928	201,089
Subtotal	3,184,302	1,959,732	2,515,119
Insurance brokerage business:
Insurance brokerage services	755,691	731,797	963,822
Subtotal	755,691	731,797	963,822
Consumption & lifestyle business and others:
Electronic commerce services	33,114	302,896	1,267,104
Others	504,822	440,195	149,588
Subtotal	537,936	743,091	1,416,692
Total net revenue	4,477,929	3,434,620	4,895,633
(a)	Financial services business:

Revenue from loan facilitation and post-origination services

The Group provides services as an online marketplace connecting borrowers and investors. The investors used to consist of individual investors and institutional investors. In 2020, the Group ceased to facilitate new loans funded by individual investors.

The Group provides loan facilitation services, guarantee services and post-origination services (e.g. cash processing, collection for some lenders and SMS services).

The Group has determined that it is not the investor or borrower in the loan origination and repayment process, but acts as an agent to bring the investor and the borrower together. Except for loans and payable to investors in the consolidated ABFE, loans and lease receivables arising from direct financing leases issued by the Group, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

Previously, transaction fees were charged from borrowers directly through either upfront charges, monthly payments, or a combination of both methods. After stopping the facilitation of new loans funded by individual investors, the Group only collects transaction fees (including loan facilitation service fees and post-origination service fees) from third party funding partners, and guarantee companies, if any, on pre-agreed schedules. The Group also receives service fees contingent on future events (e.g., penalty fees for loan prepayment and late payment).

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Revenue from loan facilitation and post-origination services— continued

The Group determines its customers to be both the investors and borrowers. The Group assesses ability and intention to pay the service fees of both borrowers and investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. While the post-origination services are within the scope of ASC 860, ASC 606 revenue recognition model is applied due to the lack of definitive guidance in ASC 860. The loan facilitation services and post-origination services are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

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

The Group first allocates the transaction price to the guarantee liabilities, if any, in accordance with ASC 460, Guarantees, which requires the guarantee to be measured initially at fair value based on the stand ready obligation. The remaining considerations are then allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. The Group does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgments. The Group uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors. However, for post-origination services, given the main services are about loan collecting and cash processing, the Group can refer to other companies performing the same services, therefore a direct observable standalone selling price for similar services in the market is available to the Group.

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

The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB12.5 million and RMB3.6 million as of December 31, 2022 and 2023, respectively, among which approximately 99% and 100% of the remaining performance obligations will be recognized over the following 12 months, respectively and with the remainder recognized thereafter.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Other revenue of financial services business

Other revenue of financial service business includes referral service fees, penalty fees for loan prepayment and late payment and other service fees, such as technical service provided to the Disposed Business, guarantee services and value - added services for auto - secured loans. The Group refers potential borrowers to third-party companies and related parties and charges them fixed rate on certain basis (principal amount, click amount and etc.).Referral services revenue is recognized when successful referrals were completed by the Group. The penalty fees is based on a certain percentage of past due amounts in case of late payment or a certain percentage of the contract amounts in case of prepayment and the Group recognizes the relevant revenue when the fees are received. The Group provide system maintenance service to the Disposed Business and the technical service revenue is recognized over the contract term. Guarantee service fees are released from guarantee liability on a straight - line basis over the term of the guarantee. The Group also provide value - added services for auto - secured loans, mainly including GPS installation service. The revenue was recognized after the completion of the installation services.

(b)	Insurance brokerage business:

Revenue from insurance brokerage services

The Group provides insurance brokerage services selling various health and life insurance products and property and casualty insurance products on behalf of insurance companies. As an agent of the insurance companies, the Group sells insurance policies on behalf of the insurance companies and earns brokerage commissions determined as a percentage of premiums paid by the insured, including premiums paid upon renewals. The Group has identified its promise to sell insurance policies on behalf of the insurance companies as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and commission revenue, including renewal commission revenue, is recognized at the point in time when an insurance policy becomes effective. The renewal commission revenue is recognized based on the projected renewal rate.

The following table provides the amount of the disaggregation of revenue in 2021 2022 and 2023:

	2021	2022	2023
	RMB	RMB	RMB
Insurance brokerage services:
Life and health insurance business	515,436	420,273	551,809
Property & casualty insurance business	240,255	311,524	412,013
Total	755,691	731,797	963,822

The terms for health and life insurance products sold by the Group vary and are typically five to ten years. For the health and life insurance products, the insurance companies pay the Group both the first - year initial premium and renewal commission annually throughout the insurance policy term based on the premium paid of the insurance policies. In 2021, 2022 and 2023, the renewal commission revenue accounts for 9.2%, 9.7% and 6.0% of total insurance brokerage services revenue, respectively. The term for property and casualty insurance products is one year and the Group receives a pre - agreed percentage of the premiums paid by the policy holder for such year as commission. The Group’s contract terms can give rise to variable consideration due to the nature of its commission structure (e.g. policy changes or cancellations).

The Group determines the transaction price of its contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on assumption about future customer behavior and market conditions. The Group makes estimates for the renewal rate based on the historical experience, reasonable and supportable forecasts of policyholders’ behavior, current economic conditions, and other contributing factors. Such estimates are ‘constrained’ in accordance with ASC 606. That is, the Group uses the expected value method and only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

(c) Consumption & lifestyle business and others:

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

The Group also provides a variety of non-physical products to fulfill our customers’ diverse consumption demands in different life scenarios, including upgraded membership services with more flexible pricing and enriched offerings, such as popular video streaming platform accounts and healthcare products and services. Revenues generated by the Group from these businesses are recorded under “e-commerce service income” when the performance obligation is satisfied. For the annual and quarter membership cards, the receipt of premium membership fees is initially recorded as “Deferred Revenue” and membership fees are recognized ratably over the terms of the membership cards as the Group’s performance obligation is satisfied over time under “e-commerce service income.”

In 2022 and 2023, the revenue generated from the Group’s operations as a principal accounted for 99.1% and 99.7% of total e - commerce revenue, respectively. As of December 31, 2022 and 2023, the inventory balance related to e - commerce revenue were immaterial.

Other revenue of other business

Other revenue of other business mainly includes referral service fee. Referral services revenue is recognized when successful referrals are completed by the Group.

Contract assets

Under ASC 606, contract assets represent the Group’s rights to consideration in exchange for services that the Group has transferred to the customer before payment is due.

For the financial service business, the Group’s rights to consideration for the monthly fees related to facilitation services are conditional on the borrowers’ actual payment, as the borrowers have the rights to early terminate the loan contracts prior to the loan maturity and are not obligated to pay the remaining monthly fees. As such, the Group records a corresponding contract assets for the monthly service fees allocated to loan facilitation services and post-origination services that have already been delivered in relation to loans facilitated on the Group’s platform when recognizing revenue from loan facilitation services and post-origination services.

For insurance brokerage services, contract assets are recorded for arrangements when the Group has provided the services but for which the related payments are not yet due. Contract assets are attributable to the brokerage commission that is contingent upon the future premium payment of the policy holders.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The contract assets, net of allowance are RMB626,739 and RMB978,051 as of December 31, 2022 and 2023, respectively. Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. In determining whether an impairment loss should be recorded in the financial statements, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from contract assets. This evidence may include observable data indicating that there has been an adverse change in the borrower’s credit risk, or national or local economic conditions that correlate with defaults on loans. When contract assets are assessed for impairment, the Group uses estimates based on the historical borrower’s credit risk. The historical borrower’s credit risk is adjusted on the basis of the relevant observable data that reflects current economic conditions. The Group regularly reviews the methodology and assumptions used for estimating the amount of collectable contract assets.

Contract assets are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. The Group will write off contract assets and corresponding allowance if any repayment of the underlying loan is 90 days past due.

Contract assets as of December 31, 2022 and 2023 are as follows:

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB
Contract assets	780,174	1,142,192
Allowance	(153,435)	(164,141)
Contract assets, net	626,739	978,051

The following table presents the movement of allowance for contract assets for the years ended December 31, 2022 and 2023:

	Year ended December 31, 2022	Year ended December 31, 2023
	RMB	RMB
Balance at beginning of the year	350,686	153,435
Allowance for contract assets	110,888	196,426
Write-off	(308,139)	(185,720)
Balance at end of the year	153,435	164,141

Contract cost

The Group pays commissions for successful referring of borrowers to the Group. The commissions paid based on successful referrals are considered as contract acquisition cost, and are capitalized when the commission becomes payable. The amount of amortization for the years ended December 31, 2022 and 2023 are RMB17.8 million and RMB0.7 million, respectively.

Amortization of the capitalized contract cost is charged to the consolidated statements of operations when the revenue to which the asset relates is recognized. Contract cost is recognized as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less. The Group recorded nil impairment loss for contract cost as of December 31, 2022 and 2023, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Deferred revenue

Deferred revenue consists of the premium membership fees for annual and quarter membership cards received from clients and post-origination service fees received upfront from borrowers which services have not yet been provided. Deferred revenue is recognized ratably as revenue when the related services are provided over the service period.

The amounts of revenue recognized during the years ended December 31, 2022 and 2023 that were included in the opening deferred revenue were RMB2.1 million and RMB65.5 million, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Fair value of loans and payable to investors at fair value

The Group has elected the fair value option for loans and related payable to investors of the consolidated ABFE and loans repurchased from the consolidated ABFE that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. The Group estimates the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on the contractual cash flows, taking into consideration of projected prepayments and net charge off to project future losses and net cash flows on loans. Changes in fair value of loans and payable to investors are reported net and recorded in “Fair value adjustments gain/(loss)” in the consolidated statements of operations.

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

Accounts receivable and allowance for uncollectible accounts

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Group establishes an allowance for uncollectible accounts receivable and other receivables based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected. The Group recorded RMB18,235 and RMB46,715 allowance for accounts receivable as of December 31, 2022 and 2023, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Financing receivables

Financing receivables represent loans and lease receivables arising from direct financing leases issued by the Group. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets based on the outstanding principal adjusted for any write-off, accrued interest receivable adjusted for any write-off, and the allowance for credit losses. Amortized cost of a financing receivables is equal to the unpaid principal balance, plus net deferred origination cost if any. The Group recognizes interest and financial service income over the terms of the financing receivables using the effective interest rate method. Balances are considered past due if borrowers do not make the monthly payment by the end of the monthly billing period.

The Group’s financing receivables consist of predominantly financial leasing loans extended to automobiles purchasers. As the financing receivables are collateral with autoes and generally have similar risk characteristics, the Group monitors the credit quality of the financing receivables as a single portfolio. The allowance for financing receivables including principal and accrued interest receivables is calculated based on estimated default rate of loans financed. The average loan period for loans originated in 2021, 2022 and 2023 were 26.2 months, 27.0 months and nil, respectively. The Group estimates the default rate of loans by taking into consideration the historical delinquency rate, correlated industrial and macro-economic factors, and other pertinent information and delinquent loan collection rate in assessing future performance of the loan portfolio. There are no material changes for factor that influenced management’s current estimate of expected credit losses for the reporting period.

Loan receivables are placed on non-accrual status if such loans are past due for more than 90 days. Loan principal and accrued interest receivable will be written-off if the Group make exemption to borrowers or when management determines the balance is uncollectible and the Group ceases the collection efforts if the loans are overdue more than 3 years. If the previously written-off amounts are subsequently collected, the Group will recognize interest income based on actual collections.

As the financing receivables generally have similar risk characteristics, the Group’s key credit quality indicator is the aging (days past due status) of its financing receivables balances. Financing receivables shall be classified as Concern, Secondary, Suspicious and Loss, if the loans are overdue for 90 days, 91 to 270 days, 271 to 360 days, or more than 360 days, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Financing receivables — continued

The gross finance receivables by credit quality indicator buckets on a contractual basis and year of origination consisted of the following:

Year of loan origination	Category	As of December 31, 2022	As of December 31, 2023
		RMB	RMB
2019	Normal	—	—
	Concern	—	—
	Secondary	—	—
	Suspicious	—	—
	Loss	1,671	1,658
2020	Normal	80,757	—
	Concern	6,966	155
	Secondary	18,917	1,119
	Suspicious	877	1,331
	Loss	1,826	18,250
2021	Normal	276,487	33,351
	Concern	22,096	1,656
	Secondary	49,288	5,465
	Suspicious	36,368	5,544
	Loss	8,045	89,104
2022	Normal	51,825	6
	Concern	—	—
	Secondary	—	68
	Suspicious	—	—
	Loss	—	—
2023	Normal	—	2,416
	Concern	—	3,221
	Secondary	—	3,428
	Suspicious	—	1,249
	Loss	—	1
Total		555,123	168,022

The Group’s financing receivables as of December 31, 2022 and 2023 are as follows:

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB
Financing receivables	555,123	168,022
Allowance	(40,735)	(51,858)
Financing receivables, net	514,388	116,164

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Financing receivables — continued

As of December 31, 2022 and 2023, the accrued interest receivables were RMB53.1 million and RMB3.5 million (net of allowance RMB2.1 million and RMB1.2 million, respectively), which is recorded under financing receivables.

The movement of allowance for financing receivables for the years ended December 31, 2022 and 2023 is as follows:

	Year ended December 31, 2022	Year ended December 31, 2023
	RMB	RMB
Balance at beginning of the year	65,489	40,735
Current year net provision	38,625	32,833
Write-off	(14,605)	(21,710)
Disposal	(48,774)	—
Balance at end of the year	40,735	51,858

The Group extended loans with automobiles as collaterals and transferred its financing receivables to other assets management companies (Note 9), the allowance of disposed financing receivables were 48.8 million and nil for the years ended December 31, 2022 and 2023, respectively.

The Group has provided financing that are secured by pledged assets, which value is in excess of the financing granted to clients. As of December 31, 2023, the loan term of the majority of financing receivables are over 24 months.

The Group has not recorded any financing income on an accrual basis for the loans that are overdue for more than 90 days in 2023. Allowance of financing receivables were RMB35.3 million, RMB38.6 million and RMB32.8 million for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, the balance of overdue loans are RMB146.1 million and RMB132.2 million, respectively, among which RMB117.0 million and RMB127.2 million are overdue for more than 90 days.

Investments

The Group’s investments consist of trading securities, held-to-maturity investments and available-for-sale investments.

Trading securities

Trading securities refer to financial assets that the Group purchases and holds primarily for the purpose of profiting from short - term price fluctuations. These securities include stocks, bonds, and other financial instruments that are readily marketable. All gains and losses generated, including both realized and unrealized, are recorded in the consolidated income statement.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of December 31, 2023, there were no investments held by the Group that had been in continuous unrealized loss position.

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

In July 2023, the Group acquired Chongqing Jintong Financing Guarantee Co., Ltd., a licensed financing guarantee company in China for a total consideration of RMB204.9 million. The Group considered it an asset acquisition as substantially all of the fair value of the gross assets acquired was concentrated in the license as a single identifiable asset.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Property, equipment and software, net

Property, equipment and software consists of building, computer and transmission equipment, furniture and office equipment, software, licenses, and leasehold improvements, which are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives, while the estimate residual value of the building and furniture and office equipment are 5%.

Building	20 years
Computer and transmission equipment	3 years
Furniture and office equipment	5 years
Software	1-5 years
Licenses	Indefinite-lived
Leasehold improvements	Over the shorter of the lease term or expected useful lives

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

The Company elected not to record a ROU assets for short-term leases that have a term of less than 12 months. The cost of short-term leases was recognized in the consolidated statements of operations on a straight-line basis over the lease term.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022 and 2023, respectively.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small-scale taxpayer, and related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB779,116, RMB776,907 and RMB477,328 for the years ended December 31, 2021, 2022 and 2023, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as accrued expenses and other liabilities on the consolidated balance sheets.

1Although Issue 00-23 has also been nullified, the guidance in Issue 21 of EITF Issue 00-23 remains applicable by analogy since it is the only available guidance on accounting for these awards.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Net income/(loss) per share

Basic net income per share is computed by dividing net income attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is calculated by dividing net income attributable to the ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent outstanding during the period. Ordinary equivalent shares include shares issuable upon the vesting of restricted share units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be antidilutive.

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented includes net income/(loss), change in unrealized gains/(loss) on available-for-sale investments, and foreign currency translation adjustment.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999 on December 29, 2023, the last business day in the fiscal year 2023, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB4,246,837 and RMB5,755,750 as of December 31, 2022 and 2023, respectively.

Concentration of credit risk

Financial instrument that potentially exposes the Group to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable, contract assets, prepaid expenses and other assets, loans at fair value, and amounts due from related parties. As of December 31, 2023, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank are covered by insurance with an upper limit of RMB500 thousands at each bank. Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The credit risk from prepaid expenses and other assets arises from loans to third parties. The risk with respect to accounts receivable, contract assets and loans to third parties is mitigated by credit evaluations the Group performs on its customers or third parties and its ongoing monitoring process of outstanding balances. The Group believes that there is no significant credit risk associated with amounts due from related parties.

Credit of loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years ended December 31, 2021, 2022 and 2023.

There was one customer of the Group accounts for 19% and 37% of the Group’s account receivables as of December 31, 2022 and 2023, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

3.    PREPAID EXPENSES AND OTHER ASSETS

	December 31,	December 31,
	2022	2023
	RMB	RMB
Deposits (i)	162,885	327,987
Funds receivable from external payment network providers (ii)	46,141	41,354
Prepaid expenses	4,976	17,247
Interest receivable	9,537	14,905
Guarantee receivable	3,021	2,890
Funds receivable for disposal of financing receivables	62,444	1,989
Goodwill (iii)	4,778	4,778
Others	27,629	15,361
Total	321,411	426,511
(i)	As of December 31, 2022 and 2023, the balance of deposit mainly includes the business cooperation deposit of RMB150 million and RMB319 million, respectively.

(ii)	The Group opened accounts with external online payment service providers to collect the loan principal, interest and service fees. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of service fees received at the balance sheet date, which was collected subsequently.
(iii)	In April 2020, the Group acquired an insurance brokerage licensee company for total consideration of RMB15.5 million. The purchase price allocated to the fair value of assets acquired and liabilities assumed were RMB53.8 million and RMB38.3 million, respectively. RMB4.8 million of goodwill was recognized in this acquisition. The Group did not record any impairment of goodwill during the years ended December 31, 2021, 2022 and 2023.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.    Fair Value of Assets and Liabilities

Assets and Liabilities Recorded at Fair Value

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition is as follows:

December 31, 2022	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	4,271,899	—	—	4,271,899
Restricted cash	88,796	—	—	88,796
Loans at fair value	—	—	54,049	54,049
Available-for-sale investments	48,910	888,828	35,000	972,738
Total Assets	4,409,605	888,828	89,049	5,387,482
Liabilities
Payable to investors at fair value (i)	—	—	4,603	4,603
Total Liabilities	—	—	4,603	4,603

December 31, 2023	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	5,791,333	—	—	5,791,333
Restricted cash	267,271	—	—	267,271
Trading securities	76,053	—	—	76,053
Loans at fair value	—	—	677,835	677,835
Available-for-sale investments	276,084	127,000	35,000	438,084
Total Assets	6,410,741	127,000	712,835	7,250,576
Liabilities
Payable to investors at fair value (i)	—	—	447,279	447,279
Total Liabilities	—	—	447,279	447,279

(i): Among the payable to investors at fair value, RMB4,603 and RMB1,517 are recorded as amount due to related parties as of December 31, 2022 and 2023, respectively.

As the Group’s loans and related payable to investors do not trade in an active market with readily observable prices, the Group uses discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these assets and liabilities, including discount rates, net cumulative expected loss rates, and cumulative prepayment rates. Financial instruments are categorized as Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2022 and 2023.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.    Fair Value of Assets and Liabilities — continued

Significant Unobservable Inputs

		December 31, 2022	December 31, 2023
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted- Average	Weighted- Average
Loans at fair value	Discount rates	14.0%-36.0%	14.0%-20.0%
	Net cumulative expected loss rates (i)	1.5%-12.1%	0.5%-8.3%
	Cumulative prepayment rates (ii)	10.4%-18.3%	7.5%-18.2%
Payable to investors at fair value	Discount rates	7.5%-8.6%	7.5%-8.3%
(i)	Expressed as a percentage of the loan volume.
(ii)	Expressed as a percentage of remaining principal of loans.

The above inputs can cause significant increases or decreases in fair value. Specifically, increases in the discount rate can significantly lower the fair value of loans; conversely a decrease in the discount rate can significantly increase the fair value of loans. The discount rate is determined based on the market rates.

Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments gain/(loss)” in the consolidated statements of operations. The additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2022 and 2023 is as follows:

Loans At Fair
Value
RMB
Balance as of December 31, 2021	73,734
Origination of loans	56,147
Collection of principals	(92,673)
Change in fair value	16,841

Balance as of December 31, 2022	54,049

Loans At Fair
Value
RMB
Balance as of December 31, 2022	54,049
Origination of loans	1,494,096
Collection of principals	(772,398)
Change in fair value	(97,912)

Balance as of December 31, 2023	677,835

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

4.    Fair Value of Assets and Liabilities — continued

Significant Unobservable Inputs — continued

Payable to investors At
Fair Value
RMB
Balance as of December 31, 2021	50,686
Contribution from investors of the consolidated ABFE	—
Interest and penalties received	11,249
Deductible expenses associated with the consolidated ABFE operation	(5,216)
Principal and interest payments to investors of the consolidated ABFE	(92,480)
Changes in fair value	(2,059)
Amount due to related parties (i)	37,820

Balance as of December 31, 2022	—

Payable to investors At
Fair Value
RMB
Balance as of December 31, 2022	—
Contribution from investors of the consolidated ABFE	450,000
Interest and penalties received	58,481
Deductible expenses associated with the consolidated ABFE operation	(5,815)
Principal and interest payments to investors of the consolidated ABFE	(7,770)
Changes in fair value	(52,220)
Amount due to related parties (i)	3,086

Balance as of December 31, 2023	445,762

(i): Among the investors of the ABFE, RMB4,603 and RMB1,517 are recorded as amount due to related parties as of December 31, 2022 and 2023, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

5.    INVESTMENTS

Trading securities

As of December 31, 2023, the Group’s trading securities mainly consisted of investments in marketable debt or equity assets held by the Group with the intention of selling them in the near future to earn a profit through price fluctuations. The Group measured the trading securities at fair value in the consolidated income statement. Changes in fair value of trading securities, for the years ended December 31, 2021, 2022 and 2023 were nil, nil and RMB (4,479), respectively, recorded in the consolidated income statement.

Held-to-maturity investments

As of December 31, 2023, the Group’s held-to-maturity investments mainly consisted of principal-guaranteed products that have stated maturity within one year. While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No allowance for credit loss was recognized for the years ended December 31, 2021, 2022 and 2023.

Interest income of held-to-maturity investments of RMB2,963, RMB1,458 and RMB21,294 was recognized in the consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively.

Available-for-sale investments

As of December 31, 2023, the Group’s available-for-sale investments mainly consisted of investments in debt securities, bank wealth management products and non-marketable equity investments, such as private funds and non-listed companies where the Group has no significant influence over the investees’ operating and financial policies. The Group measured the available-for-sale investments at fair value, with changes in fair value deferred in other comprehensive income/(loss). Changes in fair value of available-for-sale investments, net of tax, for the years ended December 31, 2021, 2022 and 2023 were RMB(2,362), RMB(12,351) and RMB17,813, respectively, recorded in other comprehensive income/(loss). No impairment loss was recognized for the years ended December 31, 2021, 2022 and 2023.

Interest income of available-for-sale investments of RMB5,238, RMB15,488 and RMB3,203 was recognized in the consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively.

The additional information about cost and fair value of available-for-sale investments as of December 31, 2022 and 2023 is as follows:

		Unrealized gains in
		accumulated other
		comprehensive	Impact of
December 31, 2022	Cost	income	exchange rate	Fair value
	RMB	RMB	RMB	RMB
Available-for-sale investments:
Bank wealth management products	888,828	—	—	888,828
Debt securities	60,218	(10,154)	(1,154)	48,910
Non-marketable equity investments	35,000	—	—	35,000

		Unrealized gains in
		accumulated other
		comprehensive	Impact of
December 31, 2023	Cost	income	exchange rate	Fair value
	RMB	RMB	RMB	RMB
Available-for-sale investments:
Bank wealth management products	127,000	—	—	127,000
Debt securities	24,241	5,253	122	29,616
Non-marketable equity investments	281,410	2,406	(2,348)	281,468

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.   PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31,	December 31,
	2022	2023
	RMB	RMB
Building	38,464	38,464
Computer and transmission equipment	9,183	12,106
Furniture and office equipment	460	493
Leasehold improvements	4,178	4,019
Licenses	28,490	32,990
Software	39,392	39,795
Total property, equipment and software	120,167	127,867
Accumulated depreciation and amortization	42,911	48,709
Property, equipment and software, net	77,256	79,158

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2021, 2022 and 2023 were RMB43,236, RMB26,430 and RMB7,116, respectively. Impairment losses of long-lived assets for the years ended December 31, 2021, 2022 and 2023 were nil, nil and nil, respectively.

7.   ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2022	2023
	RMB	RMB
Tax payable	562,839	931,191
Accrued payroll and welfare	403,104	153,554
Payable to investors (i)	147,864	145,655
Accrued advertisement expenses	58,707	134,601
Guarantee liabilities	51,766	37,153
Funds collected on behalf of third-party guarantee companies	18,766	11,387
Accrued customer incentives	5,024	3,263
Others	66,936	83,718
Total accrued expenses and other liabilities	1,315,006	1,500,522
(i)	Payable to investor represents interest and principal collected by the Group on behalf of lenders.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.   RELATED PARTY BALANCES AND TRANSACTIONS

The Group accounts for related party transactions based on various service agreements and reflects for all periods presented herein. The major related parties and their relationships with the Group, and the nature of their services provided to the Group are summarized as follows:

	Relationship with the	Major transaction with the
Company name	Group	Group
Pucheng Credit Assessment and Management (Beijing) Co., Ltd. (“Pucheng Credit”)	Subsidiary of Consolidated VIE of CreditEase	Collection services, management consulting services, customers acquisition and referral services and related party loans

Puxin	Subsidiary of CreditEase	System support services and sales of goods

Zhuoyue	Consolidated VIE of CreditEase	Customers acquisition and referral services and related party loans

Beijing Zhicheng Credit Service Co., Ltd. (“Beijing Zhicheng”)	Consolidated VIE of CreditEase	Credit assessment services

Zhicheng A’Fu Technology Development Co.,Ltd. (“Zhicheng A’Fu”)	Consolidated VIE of CreditEase	Credit assessment services

Hengcheng	Consolidated VIE of CreditEase (from January 2021)	Post-loan management services, technical support services and acquisition and referral services

China Rise Insurance Broker Limited ("Huajin")	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Xinda Hongtao Technology Development (Beijing) Co., Ltd. (“Xinda Hongtao”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

Goodhope Entry-Exit Consulting Services (Beijing) Company Limited. (“Goodhope”)	Consolidated VIE of CreditEase	Sales of goods

Creditease Puze (Beijing) Fund Sales Co., Ltd. (“Creditease Puze”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Hengda Hongyuan International Technology Development (Beijing) Co., Ltd. (“Hengda Hongyuan”)	Subsidiary of Consolidated VIE of CreditEase	Financing services through transfer of financial lease receivables

CreditEase E-Share Technology (Beijing) Limited ("Qixiang")	Consolidated VIE of CreditEase	Customers acquisition and referral services

Chongqing Chengyuan Future E-commerce Service Co., Ltd.	Consolidated VIE of CreditEase	System support services

Hainan CreditEase Puhui Small Loan Co., Ltd. (“Hainan CreditEase”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Ruicheng Family Information Consulting (Beijing) Co., Ltd.(“Ruicheng”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Customers acquisition and referral services	281,633	216,958	175,471
Credit assessment services	56,957	110,566	118,395
System support services	135,118	100,635	72,035
Collection services	17,943	22,735	29,188
Others services	—	91	1,824
Total costs and expenses	491,651	450,985	396,913

The costs and expenses incurred for customers acquisition and referral service provided by Ruicheng for the years ended December 31, 2021, 2022 and 2023 amounted to nil, RMB155,093 and RMB175,824, respectively, accounting for 0%, 20% and 18% of origination, servicing and other operating costs.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.   RELATED PARTY BALANCES AND TRANSACTIONS — continued

Revenue derived from services provided by the Group to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2021, 2022 and 2023 is recorded as other revenue and is as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Customers acquisition and referral service	442,570	409,688	140,782
Technical services	85,832	—	—
Post-loan management services	44,586	—	—
Others services	170	1,322	813
Total revenue	573,158	411,010	141,595

The information about loans collected from/(issued to) CreditEase, its subsidiaries and affiliates recorded in investing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Pucheng Credit	—	(200,000)	—
Total	—	(200,000)	—

The information about loans received from/(repaid to) CreditEase, its subsidiaries and affiliates recorded in financing activities of the Company's consolidated statements of cash flows for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Qichuang	—	(43,000)	—
Hengda Hongyuan (a)	(26,700)	(139,000)	(195,800)
Total	(26,700)	(182,000)	(195,800)

(a)Amounts related to transfer financial receivable to related party which only include principal, as discussed in Note 9.

Details of related party balances as of December 31, 2022 and 2023 are as follows:

(i)Amounts due from related parties

	December 31,	December 31,
	2022	2023
	RMB	RMB
Zhuoyue (a)	549,699	310,354
Pucheng Credit (f)	204,000	203,353
Puxin (Note b)	195,406	139,071
Huichuang (a)	88,887	76,118
Hainan CreditEase (a)	20,259	26,073
Hengcheng (c)	172,103	—
Others	35,878	65,212
Total	1,266,232	820,181

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.   RELATED PARTY BALANCES AND TRANSACTIONS — continued

(ii)Amounts due to related parties

	December 31,	December 31,
	2022	2023
	RMB	RMB
Hengda Hongyuan (e)	198,045	—
Pucheng Credit (d)	12,162	9,084
Zhicheng A’Fu (d)	10,293	3,786
Others	7,224	1,544
Total	227,724	14,414

(a)Amounts relate to the referral services provided to the related parties.

(b)Amounts relate to the prepayment of system support services provided to the related parties.

(c)Amounts due from Hengcheng were related to the disposal of Huimin and technical support services provided.

(d)Amounts relate to the provision of credit assessment, collection services provided by the related parties.

(e)In 2022, based on the financing arrangement with Haijin Yichuang, RMB198,045 related to financing receivables was transferred to related party, which includes the principal and interests. The amount was paid off in 2023. Interest expenses for the years ended December 31, 2021, 2022, and 2023 were RMB31,411, RMB27,866, and RMB13,116, respectively.

(f)Amounts relate to the loans provided to the related party. Interest income for the years ended December 31, 2021, 2022, and 2023 were nil, RMB 3,774, and RMB 6,937, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

9.   SECURED BORROWINGS

In 2021, 2022 and 2023, Yichuang Financial Leasing entered into several financing arrangements, with a principal amount of RMB541.6 million, nil and nil, respectively. According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right or beneficial interests of certain financing receivables totaling RMB550.0 million, nil and nil with remaining lease terms ranging from 1 to 3 years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right or beneficial interests of financing receivables does not constitute a true sale for transfer of assets under PRC law, the proceeds from the external creditors were considered as secured borrowings. The Group’s secured borrowings have maturities ranging from 1 to 3 years. In 2021, 2022 and 2023, the interest rate related to the secured borrowing is ranging from 7% to 11%, and the interest expenses were RMB109.8 million, RMB109.2 million and RMB39.0 million, respectively.

As of December 31, 2023, the principal balance of secured borrowing is nil, among which nil secured borrowings is included in “Amounts due to related parties”.

Net secured borrowings amounted to RMB767.9 million and nil as of December 31, 2022 and 2023, respectively.

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

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. YouRace Hengchuang was recognized as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2015 and 2016, and a 50% reduction for the subsequent three years. In November 2018, YouRace Hengchuang qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law and was entitled to preferential income tax rate of 15%, and the status was reaffirmed in December 2021. Yiren Hengsheng Technology Development (Beijing) Co., Ltd. (“Yiren Hengsheng”) obtained the software enterprise certificate in March 2021, and was qualified as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2020 and 2021, and a 50% reduction for the subsequent three years, and the status was revaluated in May 2023. In addition, Hengyuda, Chongqing Hengfengyi Technology Co., Ltd. (“Hengfengyi”) and Chongqing Jintong Financing Guarantee Co., Ltd. (“Jintong”) have been recognized as within encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15%. Except for the small low-profit enterprises, whose taxable income is computed at a reduced rate of 5%, Yiren Digital’s other subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries established in the PRC are subject to income tax rate of 25%, according to the EIT Law. The consolidated ABFE are not subject to income tax.

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

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

10. INCOME TAXES — continued

Income tax (benefits)/expenses are comprised of the following:

	December 31,	December 31,	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax	85,198	410,106	512,054
Deferred tax	84,991	(109,594)	53,109
Total	170,189	300,512	565,163

Reconciliation between the income tax at the PRC statutory tax rate and income tax expenses is as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income before provision for income taxes	1,203,173	1,495,383	2,645,360
Statutory tax rate in the PRC	25%	25%	25%
Income tax expenses at statutory tax rate	300,793	373,846	661,340
Non-deductible expenses	12,663	365	—
Research and development super deduction	(8,508)	(5,697)	(11,620)
Effect of income not taxable	(24,604)	(29,398)	(58,359)
Effect of tax holiday and preferential tax rate	(132,485)	(45,074)	(108,806)
Adjustment on current income tax of the prior periods	(5,614)	(9,085)	80
Effect of different tax rates of subsidiaries operating in other jurisdictions	28,072	5,731	26,793
Withholding income tax	—	—	40,000
Change in valuation allowance	(128)	9,824	15,735
Income tax expenses	170,189	300,512	565,163

The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	(132,485)	(45,074)	(108,806)
The aggregate effect on basic and diluted net income per share:
- Basic	(0.7838)	(0.2580)	(0.6156)
- Diluted	(0.7766)	(0.2570)	(0.6089)

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

10. INCOME TAXES — continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Deferred revenue	10,783	8,105
Accrued expenses and other liabilities	15,402	11,181
Fair value changes	17,556	17,350
Allowance for uncollectible receivables	113,836	121,080
Advertising expenses in excess of deduction limit	—	2,068
Valuation allowance (i)	(40,567)	(38,545)
Total	117,010	121,239

Deferred tax liabilities:
Contract assets, net	105,252	162,767
Contract cost	188	10
Intangible assets	7,123	7,123
Total	112,563	169,900

Net deferred tax assets/(liabilities)	4,447	(48,661)
(i)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, forecasts of future profitability, existence of taxable temporary differences and reversal periods. The valuation allowance is considered on an individual entity basis. The Group has recognized a valuation allowance against deferred tax assets of RMB40,567 and RMB38,545 for the years ended December 31, 2022 and 2023, respectively.

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

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2021, 2022 and 2023. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2023.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

10. INCO ME TAXES — continued

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the consolidated VIEs that are available for distribution were approximately RMB4,594 million and RMB3,690 million as of December 31, 2022 and 2023, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in the PRC subsidiaries and the consolidated VIEs. However, the aggregate undistributed earnings of the Company’s subsidiaries and the consolidated VIEs and its subsidiaries located in the PRC that are available for distribution as of December 31, 2023 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

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

Over the life of the Plan 2017, 43,386 RSUs were granted on July 1, 2019, at the fair value of US$6.92 per ordinary share, which was determined based on the closing price of the Company’s American depositary shares (“ADSs”) on The New York Stock Exchange on the grant date. Approximately 20.0% of the share awards were immediately vested with the rest to vest in various days over the next four years. Over the life of the Plan 2020, 2,592,140 RSUs were granted on June 30, 2020, at fair value of US $2.07 per ordinary share. Approximately 15.4% of the share awards were immediately vested with the rest to vest in various days over the next three years. 143,560 RSUs were granted on December 31, 2020, at fair value of US $1.67 per ordinary share, which were to vest in various days over the next three years. 1,830,024 RSUs were granted on June 30, 2021, at fair value of US$3.01 per ordinary share, which were to vest in various days over the next three years. 1,381,350 RSUs were granted on July 1, 2021, at fair value of US $2.79 per ordinary share, and all share awards were immediately vested. 168,022 RSUs were granted on January 1, 2022, at fair value of US$1.43 per ordinary share, Approximately 3.1% of the share awards were immediately vested with the rest to vest in various days over the next three years. 10,754,250 RSUs were granted on July 1, 2022, at fair value of US$0.88 per ordinary share, Approximately 79.5% of the share awards were immediately vested with the rest to vest in various days over the next three years. 479,814 RSUs were granted on January 1, 2023, at fair value of US$0.69 per ordinary share, Approximately 30.2% of the share awards were immediately vested with the rest to vest in various days over the next three years. 430,028 RSUs were granted on July 1, 2023, at fair value of US$1.14 per ordinary share, which are to vest in various days over the next three years.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

11.  SHARE-BASED COMPENSATION — continued

Share incentive plan — continued

Out of all the RSUs granted, 43,386 RSUs were granted to directors and employees of the Group under the 2017 Plan on July 1, 2019. 2,089,724 RSUs were granted under the 2020 Plan on June 30, 2020. 139,912 RSUs were granted on December 31, 2020. 1,060,464 RSUs were granted under the 2020 Plan on June 30, 2021. 447,698 RSUs were granted under the 2020 Plan on July 1, 2021. 79,732 RSUs were granted under the 2020 Plan on January 1, 2022. 3,633,302 RSUs were granted under the 2020 Plan on July 1, 2022. 192,794 RSUs were granted under the 2020 Plan on January 1, 2023. 237,554 RSUs were granted under the 2020 Plan on July 1, 2023. The awards granted to the employees of the Group are recognized as share-based compensation expenses, and measured based on the fair value as of the grant date. The Company recognized compensation expenses in general and administrative expense of RMB19,089, RMB22,135 and RMB6,752 for the years ended December 31, 2021, 2022 and 2023, respectively.

The remaining 502,416 RSUs were granted to employees of CreditEase and its consolidated subsidiaries and VIEs under the 2020 Plan on June 30, 2020. 3,648 RSUs were granted under the 2020 Plan on December 31, 2020. 769,560 RSUs were granted under the 2020 Plan on June 30, 2021. 933,652 RSUs were granted under the 2020 Plan on July 1, 2021. 88,290 RSUs were granted under the 2020 Plan on January 1, 2022. 7,120,948 RSUs were granted under the 2020 Plan on July 1, 2022. 287,020 RSUs were granted under the 2020 Plan on January 1, 2023. 192,474 RSUs were granted under the 2020 Plan on July 1, 2023 The awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs were recognized as deemed dividend from the Company to CreditEase as the employees of CreditEase do not provide services directly related to the Company. The awards are measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB23,223, RMB38,168 and RMB3,698 for the years ended December 31, 2021, 2022 and 2023, respectively.

The total fair value of RSUs vested for the years ended on December 31, 2021, 2022 and 2023 were RMB59,611, RMB73,068 and RMB15,476, respectively.

RSUs

A summary of RSUs activities is as follows:

		Weighted-Average
		Grant-Date
	Number of RSUs	Fair Value
		US$
Unvested as of December 31, 2021	2,639,196	3.18
Granted	10,922,272	0.89
Vested	(9,442,362)	1.15
Forfeited	(915,276)	2.74
Unvested as of December 31, 2022	3,203,830	1.48
Granted	909,842	0.90
Vested	(1,349,098)	1.62
Forfeited	(604,826)	1.42
Unvested as of December 31, 2023	2,159,748	1.17

As of December 31, 2023, unrecognized compensation cost related to unvested awards granted to employees of the Group, adjusted for estimated forfeitures, was RMB3,554. This cost is expected to be recognized over a weighted average period of 1.1 years on an accelerated basis.

As of December 31, 2023, unrecognized deemed dividend related to unvested awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs, adjusted for estimated forfeitures, was RMB2,257. Such deemed dividend will be recorded over a weighted average period of 1.1 years on an accelerated basis.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

During the years ended December 31, 2022 and 2023, the Company had repurchased 430,260 ADSs for RMB3,837 (US$556) and 2,609,949 ADSs for RMB48,117 (US$6,777) on the open market, at a weighted average price of US$1.27 per ADS and US$2.61 per ADS, respectively. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the equity.

13.   NET INCOME PER SHARE AND NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The basic and diluted net income per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net income	1,032,984	1,194,871	2,080,197
Denominator:
Weighted average number of ordinary shares outstanding, basic	169,029,826	174,695,959	176,749,706
Plus incremental weighted average ordinary shares from assumed vesting of RSUs using the treasury stock method	1,560,377	695,373	1,938,613
Weighted average number of ordinary shares outstanding, diluted	170,590,203	175,391,332	178,688,319

Basic net income per share	6.1113	6.8397	11.7692
Diluted net income per share	6.0554	6.8126	11.6415

14.  LEASES

The Group leases certain office premises to support its core business under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2023, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2023, the Group had no significant lease contract that has been entered into but not yet commenced.

A summary of supplemental information related to operating leases as of December 31, 2023 is as follows:

	Year ended		Year ended
	December 31, 2022		December 31, 2023
Operating lease ROU assets	33,909		23,382
Operating lease liabilities	35,229		23,648
Operating leases - Weighted average remaining lease term	2.11	years	1.46	years
Operating leases - Weighted average discount rate	3.3%		3.3%

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.  LEASES — continued

A summary of lease cost recognized and recorded in sales and marketing and general and administrative expenses in the consolidated statements of operations and supplemental cash information related to operating leases is as follows:

	Year ended	Year ended
	December 31, 2022	December 31, 2023
Operating lease cost	27,715	19,209
Short-term lease cost	192	168
Total	27,907	19,377
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	17,743	20,263
Non-cash ROU assets in exchange for new lease liabilities:
Operating leases	12,289	7,958

As of December 31, 2023, the maturity of operating lease liabilities under the Group’s non-cancelable operating leases is as follows:

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB
2023	17,945	—
2024	16,304	18,976
2025	2,253	4,445
2026	—	821
2027 and thereafter	—	—
Subtotal	36,502	24,242
Less: imputed interest	1,273	594
Present value of operating lease liabilities	35,229	23,648

15.   SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented. In 2023, the Group adjusted the categorization of our business segments to more accurately reflect the nature of each segment’s operations. Following this adjustment, our business is organized into three segments: the financial services business, the insurance brokerage business, and the consumption and lifestyle Business and others.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.   SEGMENT INFORMATION — continued

The summary of each segment’s operating results for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenue:
Financial services business	3,184,302	1,959,732	2,515,119
Insurance brokerage business	755,691	731,797	963,822
Consumption & lifestyle business and others	537,936	743,091	1,416,692
Total net revenue	4,477,929	3,434,620	4,895,633
Operating costs and expenses:
Financial services business	(2,130,221)	(878,375)	(1,108,663)
Insurance brokerage business	(556,111)	(566,538)	(724,652)
Consumption & lifestyle business and others	(406,453)	(370,268)	(283,948)
Income from operations:
Financial services business	1,054,081	1,081,357	1,406,456
Insurance brokerage business	199,580	165,259	239,170
Consumption & lifestyle business and others	131,483	372,823	1,132,744
Total segment income from operations	1,385,144	1,619,439	2,778,370
Unallocated expenses	(97,811)	(147,575)	(183,588)
Other (expenses)/income	(84,160)	23,519	50,578
Income before provision for income taxes	1,203,173	1,495,383	2,645,360

Depreciation and amortization expenses of Financial services business for the years ended December 31, 2021, 2022 and 2023 were RMB29,225, RMB19,032 and RMB1,019, respectively, while such expenses of Insurance brokerage business for the years ended December 31, 2021, 2022 and 2023 were RMB94, RMB135 and RMB101, respectively, while such expenses of Consumption & lifestyle business and others for the years ended December 31, 2021, 2022 and 2023 were RMB1,308, RMB1,774 and RMB1,506, respectively.

16.  EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB182,154, RMB89,682 and RMB68,192 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC entities. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2021, 2022 and 2023.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.  STATUTORY RESERVES AND RESTRICTED NET ASSETS — continued

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of December 31, 2022 and 2023, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entities of the Group not available for distribution amounted to RMB8,175,271 and RMB7,067,300, respectively (including the statutory reserve fund of RMB496,460 and RMB497,826 as of December 31, 2022 and 2023, respectively).

18.  COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

19.  SUBSEQUENT EVENTS

Share Repurchase Program

Under the 2022 share repurchase program, as of the date of this report, the Company had repurchased 4,037,741 ADSs for approximately US$12.1 million, including 3,607,481 ADSs for approximately US$11.5 million during the period from January 1, 2023 to the date of this report.

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets:
Cash and cash equivalents	23,974	23,160	3,262
Prepaid expenses and other assets	2,411	—	—
Amounts due from its subsidiaries and the consolidated VIEs	1,397,591	1,350,493	190,213
Available-for-sale investments	48,911	29,615	4,171
Investments in its subsidiaries and the consolidated VIEs	4,572,152	6,689,748	942,231

Total assets	6,045,039	8,093,016	1,139,877
Liabilities:
Accrued expenses and other liabilities	14,226	7,467	1,052

Total liabilities	14,226	7,467	1,052
Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 199,299,342 and 200,648,440 shares issued as of December 31, 2022 and 2023, respectively; 178,577,768 and 174,706,968 shares outstanding as of December 31, 2022 and 2023, respectively)	129	130	18
Treasury stock (2,161,574 and 7,381,472 shares as of December 31, 2022 and 2023, respectively)	(46,734)	(94,851)	(13,359)
Additional paid-in capital	5,160,783	5,171,232	728,353
Accumulated other comprehensive income	7,765	23,669	3,333
Retained earnings	908,870	2,985,369	420,480

Total equity	6,030,813	8,085,549	1,138,825

Total liabilities and equity	6,045,039	8,093,016	1,139,877

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating expenses	(39,311)	(44,655)	(27,675)	(3,898)
Interest income/(expenses)	2,399	1,833	(12,982)	(1,829)
Non-operating (expense)/income, net	(1)	(39)	1,178	166

Share of income of its subsidiaries and the consolidated VIEs	1,069,897	1,237,732	2,119,676	298,551

Net income	1,032,984	1,194,871	2,080,197	292,990

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net income	1,032,984	1,194,871	2,080,197	292,990

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment	(3,193)	8,563	(1,909)	(269)
Unrealized (loss)/gain on available-for-sale investments	(2,362)	(12,351)	17,813	2,509

Comprehensive income	1,027,429	1,191,083	2,096,101	295,230

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net cash used in operating activities	(10,040)	(22,907)	(25,459)	(3,586)

Cash Flows from Investing Activities:
Amounts due from/to its subsidiaries, the consolidated VIEs and related parties	(11,879)	9,766	49,654	6,993
Purchase of available-for-sale investments	(34,234)	—	—	—
Proceeds on disposal of available-for-sale investments	14,942	33,215	22,682	3,195

Net cash (used in)/provided by investing activities	(31,171)	42,981	72,336	10,188
Cash Flows from Financing Activities:
Repurchase of ordinary shares	(2,750)	(3,837)	(48,117)	(6,777)

Net cash used in financing activities	(2,750)	(3,837)	(48,117)	(6,777)

Effect of foreign exchange rate changes	(588)	1,273	426	60

Net (decrease)/increase in cash and cash equivalents	(44,549)	17,510	(814)	(115)
Cash and cash equivalents, beginning of year	51,013	6,464	23,974	3,377

Cash and cash equivalents, end of year	6,464	23,974	23,160	3,262

YIREN DIGITAL LTD.

SCHEDULE I-NOTES TO THE CONDENSED FINANCIAL INFORMATION

1.	BASIS FOR PREPARATION

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

As of December 31, 2022 and 2023, the amounts mainly represent receivables from Creditease Puhui for the disposal of subsidiaries.