Form 20-F
period 2024-12-31
Yiren Digital Ltd.
filed 2025-04-28
CIK 1631761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yuning Feng
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

172,605,774 ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

☐

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

☐ Yes  ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“ADSs” refer to our American depositary shares, each of which represents two ordinary shares;
●	“CreditEase” refers to CreditEase Holdings (Cayman) Limited, our parent company and controlling shareholder;
●	“M3+ Net Charge-off Rate” with respect to loans facilitated during a specified time period, which we refer to as a vintage, is defined as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period, and (ii) the total principal of recovered past due payments in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage;
●	“ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
●	“VIEs” or “variable interest entities” refer to the domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;
●	“we,” “us,” “our company” and “our” refer to Yiren Digital Ltd., a Cayman Islands holding company, its subsidiaries, and, only in the context of describing our consolidated financial information, the consolidated variable interest entities in China. See “Item 4. Information on the Company - C. Organizational Structure” for an illustrative diagram of our corporate structure;
●	“Yiren Credit” refers to the financial services business (formerly known as “credit-tech platform”) that has the capability to provide individual borrowers and small business owners loan products funded by financial institutions;
●	“Yiren Digital” refers to Yiren Digital Ltd., a Cayman Islands holding company;
●	“Yiren Select” refers to the comprehensive life service platform that caters to the mass affluent group’s diversified and comprehensive needs in different life scenarios by offering a variety of consumption and lifestyle products and services. Yiren Wealth was the predecessor of Yiren Select. In the second half of 2022, Yiren Wealth was upgraded and re-branded as “Yiren Select”;
●	“Yiren Wealth” (predecessor of “Yiren Select”) refers to our historical wealth solution platform that specifically targets the mass affluent population and provides it with comprehensive wealth solutions; and
●	“Yixianghua” refers to an online lending platform that provides small revolving loan facilitation services.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the online consumer finance marketplace market in China;
●	our expectations as to the charge-off rates of loans facilitated through our platform;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with borrowers and clients;
●	our plans to invest in our proprietary technologies in the areas of data collection and processing algorithms as well as new business initiatives;
●	competition in our industry;
●	risks related to our corporate structure, in particular, the VIE structure; and
●	relevant government policies and regulations relating to our industry.

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

Item 3.        Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Yiren Digital Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries and (ii) the consolidated variable interest entities with which its subsidiaries have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in the internet culture business and certain value-added telecommunication services such as internet content provision services. Accordingly, these businesses are operated by the variable interest entities in China. Neither Yiren Digital Ltd. nor its subsidiaries own any equity interest or direct foreign investment in the variable interest entities. Instead, Yiren Digital Ltd. relies on contractual arrangements among its PRC subsidiaries, the variable interest entities and their shareholders, which allow Yiren Digital Ltd. to (i) direct the activities of the variable interest entities that most significantly impact their economic performance, (ii) receive substantially all of the economic benefits of the variable interest entities, and (iii) have an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permitted by PRC law. As a result of these VIE agreements, Yiren Digital Ltd. is considered the primary beneficiary of the variable interest entities for accounting purposes and is able to consolidate the financial results of the variable interest entities in the consolidated financial statements in accordance with U.S. GAAP. Revenues contributed by the consolidated variable interest entities accounted for 53.0%, 33.2% and 33.7% of our total revenues for 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yiren Digital Ltd., its subsidiaries, and, only in the context of describing our consolidated financial information, the consolidated variable interest entities in China. Depending on the context, we refer to the consolidated variable interest entities by their legal names or “variable interest entities” or “VIEs,” including but not limited to the following entities:

●	CreditEase Puhui Information Consultant (Beijing) Co., Ltd. or CreditEase Puhui, which was established in March 2011 and had no material business operations as of the date of this annual report;
●	Haijin Yichuang Financial Leasing Co., Ltd. or Yichuang Financial Leasing, which was established in March 2017 and primarily engages in the business of financial leasing;
●	Hainan Haijin Yichuang Micro-lending Co., Ltd. or Yichuang Micro-lending, which was established in May 2017 and primarily engages in the micro-lending business;
●	Tianjin Linyang Information and Technology Co., Ltd. or Tianjin Linyang, which was established in July 2019 and primarily engages in the borrower acquisition services;
●	Hexiang Insurance Broker Co., Ltd. or Hexiang Insurance Brokers, which was established in September 2011 and holds Business Licenses to Professional Insurance Intermediaries, operates a website and primarily engages in the insurance brokerage business;
●	Yiren Financial Information Service (Beijing) Co., Ltd. or Yiren Financial Information, which was established in October 2016 and primarily engages in customer membership services business;
●	Beijing Yiding Technology Co., Ltd. or Yiding Technology, which was established in August 2019 and primarily engages in the insurance referral business;
●	Beijing Kechuang Xinlian Technology Co., Ltd. or Kechuang Xinlian, which was established in November 2019 and holds an Internet Content Provider License and an Electronic Data Interchange License, operates a website, a mobile application and a mini-program and primarily engages in the e-commerce and micro-lending businesses;

●	Beijing Yiyouxuan Technology Information Service Co., Ltd. or Yiyouxuan, which was established in July 2022 and holds an Internet Content Provider License and an Electronic Data Interchange License, operates a mobile application and primarily engages in membership services;
●	Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. or Dekai Yichuang, which was established in March 2016 and had no business operation other than holding shares as of the date of this annual report;
●	Hainan Haijin Yichuang Data Information Service Co., Ltd. or Yichuang Data, which was established in December 2016 and had no business operation other than holding shares as of the date of this annual report; and
●	Heilongjiang Changtuo Technology Development Co., Ltd. or Changtuo Technology, which was established in January 2014 and had no business operation other than holding shares as of the date of this annual report.

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
99%
CAPITAL PARA MEXICANOS EMPRENDEDORES S.A. de C.V.,S.O.F.O.M., E.N.R ("S.O.F.O.M.") (Mexico)
Outside China
Inside China
100%
YouRace Hengchuang Technology Development (Beijing) Co., Ltd. ("YouRace Hengchuang")
100%
Hainan Zhenzhi Youpin Technology Development Co., Ltd. ("Zhenzhi Youpin")
100%
Dingrui Zhijie Technology Development (Guangxi) Co., Ltd. ("Dingrui Zhijie")
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
100%
Yiren Information Consulting (Beijing) Co., Ltd. ("Yiren Information")
100%
Fujian Jiaying Financing Guarantee Co., Ltd. ("Fujian Jiaying")
100%
Beihai Youce Yike Technology Co., Ltd. ("Youce Yike")
100%
Beihai Youjia Innovation Technology Co., Ltd. ("Youjia Innovation")
100%
Hesi Shengju Technology Development (Xinjiang) Co., Ltd. ("Hesi Shengju")
100%
Hesi Shengrui Technology Development (Xinjiang) Co., Ltd. ("Hesi Shengrui")
CreditEase Puhui Information Consultant (Beijing) Co., Ltd. ("CreditEase Puhui")(1)
100%
Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. ("Dekai Yichuang")
100%
Tianjin Linyang Information and Technology Co., Ltd. ("Tianjin Linyang")
100%
Hainan Haijin Yichuang Data Information Service Co., Ltd. ("Yichuang Data")
100%
Haijin Yichuang Financial Leasing Co., Ltd. ("Yichuang Financial Leasing")
50%
50%
Hainan Haijin Yichuang Micro-lending Co., Ltd. ("Yichuang Micro-lending")
100%
Beihai Hengze Innovation Technology Co., Ltd. ("Hengze Innovation")
100%
Xinjiang Hengyu Innovation Technology Development Co., Ltd. ("Hengyu Innovation")
100%
Chongqing Jintong Financing Guarantee Co., Ltd. ("Chongqing Jintong")
Yiren Financial Information Service (Beijing) Co., Ltd. ("Yiren Financial Information")(2)
100%
Beijing Yiyouxuan Technology Information Service Co., Ltd. ("Yiyouxuan")
100%
Heilongjiang Changtuo Technology Development Co., Ltd. ("Changtuo Technology")
100%
Baijunda Logistics (Wuhan) Co., Ltd. ("Baijunda")
49%
Hexiang Insurance Broker Co., Ltd. ("Hexiang Insurance Brokers")
51%
100%
Wuhan Linyi Business Consulting Co., Ltd. ("Wuhan Linyi")
100%
Beijing Kechuang Xinlian Technology Co., Ltd. ("Kechuang Xinlian")
100%
Beijing Yiding Technology Co., Ltd. ("Yiding Technology")
Equity interest
Contractual arrangement
Consolidated Assets Backed Financing Entities

Notes:

(1)	The shareholders of CreditEase Puhui are Mr. Ning Tang and Ms. Mei Zhao, each holding 99% and 1% of CreditEase Puhui’s equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Mei Zhao is one of our employees.

(2)	The shareholders of Yiren Financial Information are Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang and Ms. Yan Tian, each owning 95%, 3.8% and 1.2% of Yiren Financial Information’s equity interest, respectively. The shareholders of Pucheng Credit Assessment and Management (Beijing) Co., Ltd. are Mr. Ning Tang and Ms. Yan Tian, ultimately owning 95% and 5% of its equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Yan Tian is a third-party individual designated by CreditEase.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the consolidated variable interest entities in China. The operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our company and the consolidated variable interest entities in China, including, among others, Internet Content Provider (“ICP”) License, Electronic Data Interchange License, Food Business Permit, Filing Recordation for Medical Devices Operating Enterprise, Financing Guarantee Business License, Approval to Conduct Financial Leasing Business, Approval to Conduct Micro-lending Business and Business Licenses to Professional Insurance Intermediaries. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, our PRC subsidiaries and the consolidated variable interest entities may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

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

Cash and Asset Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization, including for our subsidiaries and the VIEs. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or their subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, other financing activities and cash generated from operating activities. Our Cayman Islands holding company received RMB9.8 million, RMB49.7 million and RMB64.2 million (US$8.8 million) from our subsidiaries in 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, and no subsidiaries paid dividends or made other distributions to our holding company. We have a semi-annual dividend policy in place, which was approved by our board of directors on August 14, 2024. In 2024, we paid cash dividends in the total amount of US$17.3 million to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Pursuant to the exclusive technical and consulting services agreements between our wholly-owned PRC subsidiaries and the consolidated variable interest entities, the amount of service fees shall be calculated in such a manner as determined by both the consolidated variable interest entities and our wholly-owned PRC subsidiaries from time to time based on the nature of service paid. The consolidated variable interest entities have paid RMB378.1 million, RMB93.3 million and RMB104.9 million (US$14.4 million) of service fees to our wholly-owned PRC subsidiaries under the variable interest entity arrangements in 2022, 2023 and 2024, respectively. The consolidated variable interest entities expect to continue to settle any service fees incurred under the exclusive technical and consulting services agreements. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of Chinese mainland are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in mainland China may not be available to fund operations or for other use outside of Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.”

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) our company and the VIEs have taxable earnings, and (ii) our company and the VIEs determine to pay dividends in the future:

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of variable interest entity agreements, our PRC subsidiaries may charge the consolidated variable interest entities for services provided to the consolidated variable interest entities. These service fees shall be recognized as expenses of the consolidated variable interest entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the consolidated variable interest entities file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the consolidated variable interest entities and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or the FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Financial Information Related to the Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and other entities as of the dates presented:

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2024
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing		Consolidated
	The Company	Subsidiaries	Interest Entities	Entities	Eliminations	Total

	RMB (in millions)
Net revenue	—	5,065	1,956	—	(1,215)	5,806
Net (loss)/income	1,582	1,606	(1)	21	(1,626)	1,582

	For the Year Ended December 31, 2023
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing		Consolidated
	The Company	Subsidiaries	Interest Entities	Entities	Eliminations	Total

	RMB (in millions)
Net revenue	—	3,610	2,878	—	(1,592)	4,896
Net (loss)/income	2,080	904	1,335	(86)	(2,153)	2,080

	For the Year Ended December 31, 2022
				Consolidated
			Consolidated	Assets Backed
		Company	Variable	Financing		Consolidated
	The Company	Subsidiaries	Interest Entities	Entities	Eliminations	Total

	RMB (in millions)
Net revenue	—	2,063	2,541	—	(1,169)	3,435
Net (loss)/income	1,195	370	848	17	(1,235)	1,195

Selected Condensed Consolidated Balance Sheets of Information

	As of December 31, 2024
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	The Company	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB (in millions)
Cash and cash equivalents	159	2,524	1,158	—	—	3,841
Restricted cash	—	127	25	108	—	260
Trading securities	—	—	77	—	—	77
Accounts receivable	—	513	54	—	—	567
Guarantee receivable	—	474	—	—	—	474
Contract assets, net	—	881	128	—	—	1,009
Prepaid expenses and other assets	—	2,323	29	10	—	2,362
Loans at fair value	—	40	—	382	—	422
Financing receivables	—	15	3	—	—	18
Amounts due from related parties	1,096	5,062	3,737	—	(6,507)	3,388
Held-to-maturity investments	—	—	—	7	—	7
Other financial investments	—	648	—	—	(295)	353
Property, equipment and software, net	—	54	59	—	(34)	79
Deferred tax assets	—	—	77	—	—	77
Right-of-use assets	—	36	4	—	—	40
Investments in its subsidiaries, the consolidated VIEs and equity investees	8,363	88	—	—	(8,442)	9
Total assets	9,618	12,785	5,351	507	(15,278)	12,983
Accounts payable	—	30	12	1	—	43
Amounts due to related parties	64	3,546	3,018	8	(6,506)	130
Guarantee liabilities-stand ready	—	607	—	—	—	607
Guarantee liabilities-contingent	—	579	—	—	—	579
Deferred revenue	—	9	—	—	—	9
Payable to investors at fair value	—	—	—	654	(286)	368
Accrued expenses and other liabilities	12	529	1,081	—	—	1,622
Deferred tax liabilities	—	32	9	—	—	41
Lease liabilities	—	37	4	—	—	41
Total liabilities	76	5,369	4,124	663	(6,792)	3,440

	As of December 31, 2023
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	The Company	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB (in millions)
Cash and cash equivalents	23	2,405	3,363	—	—	5,791
Restricted cash	—	—	—	267	—	267
Trading securities	—	—	76	—	—	76
Accounts receivable	—	442	57	—	—	499
Guarantee receivable	—	3	—	—	—	3
Contract assets, net	—	824	154	—	—	978
Prepaid expenses and other assets	—	372	46	6	—	424
Loans at fair value	—	389	—	289	—	678
Financing receivables	—	2	114	—	—	116
Amounts due from related parties	1,350	1,767	1,237	—	(3,534)	820
Held-to-maturity investments	—	—	—	10	—	10
Other financial investments	30	695	—	—	(285)	440
Property, equipment and software, net	—	51	62	—	(34)	79
Deferred tax assets	—	—	73	—	—	73
Right-of-use assets	—	12	11	—	—	23
Investments in its subsidiaries and the consolidated VIEs	6,690	126	—	—	(6,816)	—
Total assets	8,093	7,088	5,193	572	(10,669)	10,277
Accounts payable	—	12	18	1	—	31
Amounts due to related parties	—	908	2,625	15	(3,534)	14
Guarantee liabilities-stand ready	—	9	—	—	—	9
Guarantee liabilities-contingent	—	28	—	—	—	28
Deferred revenue	—	54	—	—	—	54
Payable to investors at fair value	—	—	—	731	(285)	446
Accrued expenses and other liabilities	7	211	1,243	2	—	1,463
Deferred tax liabilities	—	102	20	—	—	122
Lease liabilities	—	14	10	—	—	24
Total liabilities	7	1,338	3,916	749	(3,819)	2,191

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2024
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	The Company	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB (in millions)
Net cash provided by operating activities	240	665	503	16	—	1,424
Net cash provided by/(used in) investing activities	95	(2,843)	(2,423)	(160)	2,218	(3,113)
Net cash (used in)/provided by financing activities	(198)	2,414	(260)	(15)	(2,218)	(277)
Effect of foreign exchange rate changes	(1)	10	—	—	—	9

	For the Year Ended December 31, 2023
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	The Company	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB (in millions)
Net cash (used in)/provided by operating activities	(25)	791	1,379	26	—	2,171
Net cash provided by/ (used in) investing activities	72	102	793	(900)	33	100
Net cash (used in)/provided by financing activities	(48)	64	(1,604)	1,052	(33)	(569)
Effect of foreign exchange rate changes	—	(4)	—	—	—	(4)

	For the Year Ended December 31, 2022
				Consolidated
			Consolidated	Assets
			Variable	Backed
		Company	Interest	Financing		Consolidated
	The Company	Subsidiaries	Entities	Entities	Eliminations	Total

	RMB (in millions)
Net cash (used in)/provided by operating activities	(23)	493	1,375	4	—	1,849
Net cash provided by/(used in) investing activities	43	(522)	428	35	69	53
Net cash (used in)/provided by financing activities	(4)	(10)	(400)	(6)	(69)	(489)
Effect of foreign exchange rate changes	1	1	—	—	—	2

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We operate in emerging and evolving industries, and our operations, services and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.

We operate in emerging and evolving industries. To respond to constantly changing market trends, we have been continuously expanding and upgrading our product and service offerings. For instance, we began operating our business on a more diverse and scalable mix of service platforms—Yiren Credit and Yiren Wealth (predecessor of “Yiren Select”) through our subsidiaries and the VIEs as a result of our strategic business realignment with CreditEase in 2019. In May 2020, we initiated insurance brokerage business through Hexiang Insurance Brokers, a subsidiary of a VIE. In the second half of 2022, we upgraded and re-branded Yiren Wealth as Yiren Select, which caters to the mass affluent group’s diversified and comprehensive needs in different life scenarios by offering a variety of non-financial products and services as well as wealth solutions. In the first quarter of 2023, we re-categorized non-financial products and services offered through e-commerce platforms, such as Yiren Select, into a new business segment, namely the consumption and lifestyle business. The consumption and lifestyle business offers a range of selective non-financial products and services to fulfill various consumption demands by clients. These offerings span multiple sectors, such as membership upgraded services, mini digital games, daily necessities, beauty products, and healthcare products and services. Furthermore, to expand our business internationally, we initiated the offering of financial services business in the Philippines at the end of 2022. Since the beginning of 2023, our financial services business in the Philippines have experienced rapid growth. Currently, the business is in its early stages and poised for further expansion.

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

We generated a majority of our revenue from financial service business in 2024. The growth and success of the financial service business depends on the availability of adequate funding to meet users’ demand for loans on our platform. These loans are funded mainly by third parties or our subsidiaries. The funding sources for third-party loans are investments from institutional funding partners only, which primarily include commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. In 2024, our company and the VIEs facilitated RMB53,338.7 million (US$7,307.4 million) loans that were funded by third parties, representing 99.5% of the total loans facilitated on our platform. The loans funded by our subsidiaries amounted to RMB252.9 million (US$34.6 million) in 2024, representing 0.5% of the total loans facilitated on our platform.

To maintain a high growth momentum of our marketplace, we must continuously attract more institutional funding partners to our marketplace. If there is insufficient funding from these institutional funding partners, borrowers may not be able to obtain capital through our marketplace and may need to turn to other sources for their borrowing needs. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgate new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. The cooperation with institutional funding partners by us and the VIEs for the financial service business is not on an exclusive basis. If the governmental authorities further tighten the regulations on the online consumer finance industry, our institutional funding partners would become more selective in choosing partners for referring borrowers and facilitating loans for them. The competition our company and the VIEs face would become even more intense. If we fail to continuously meet their requirements or needs, our financial institution partners may stop cooperating with us and turn to our competitors, which may also materially and adversely affect our business, financial condition and results of operations.

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

To the extent permitted by laws and regulations, our company and the VIEs intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels. For our financial services business, our company and the VIEs attract borrowers through online channels, such as social media platforms, search engine marketing, search engine optimization, mobile application downloads through major application stores, as well as various marketing campaigns and membership services. For our insurance brokerage business, we acquire clients through a variety of sources, such as online direct marketing, CreditEase ecosystem, member referral, channel partnership and social media platforms. For our consumption and lifestyle service business, we primarily serve our existing customers from other business lines.

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

According to the Regulations on the Supervision and Administration of Financing Guarantee Companies, which was promulgated by State Council and came into effect on October 1, 2017, without the approval by the competent government department, no entity may operate the financing guarantee business in which such entity acts as a guarantor providing guarantee to the guaranteed parties as to their loans, bonds or other types of debt financing. If any entity engages in the financing guarantee business without such approval, the entity may be subject to penalties, including ban or suspension of business, confiscation of revenues related to financing guarantee business, fines and criminal liabilities. Circular on Measures for the Regulation of Risks in the Information Technology Outsourcing by Banking and Insurance Institutions, or Circular 141, further sets out that a banking financial institution shall not accept any credit enhancement service, ultimate commitment or any other disguised credit enhancement service provided by any third-party institution without guarantee qualifications. We cooperated with a bank to furnish borrower referral and facilitation services to the bank from August 2017 to December 2017. We provided guarantee deposits to the bank to protect it from potential losses due to loan delinquency and undertook to timely replenish such deposits from time to time. We also undertook to repay the bank on behalf of defaulting borrowers if any repayment was 80 days overdue and upon such full repayment to the bank, we would obtain the creditor’s rights in respect of the relevant default amount. Since the promulgation of Circular 141, we suspended the cooperation with the bank. Due to the lack of further interpretations and the evolving regulatory environments, it is uncertain whether our subsidiaries or the VIEs would be deemed by the PRC regulatory authorities as operating financing guarantee business, which is prohibited by the Interim Measures. We cannot assure you that our company or the VIEs will not be subject to sanctions imposed by relative PRC regulatory agencies, or be required in the future to obtain approval or a license for financing guarantee business to continue our cooperation with banks.

In July 2020, the CBIRC (which was replaced by the National Financial Regulatory Administration, or the NFRA on May 18, 2023) published the Interim Measures for the Administration of Internet Loans of Commercial Banks and amended in June 2021, or the Commercial Banks Measures, which stipulate several rules on internet loans provided by commercial banks. In February 2021, the CBIRC issued the Notice on Further Regulating the Internet Loan Business of Commercial Banks, or the Internet Loan Notice, which makes further provisions on the internet loan business by commercial banks. In July 2022, the CBIRC issued the Notice on Strengthening the Management of the Internet Lending Business of Commercial Banks to Improve the Quality and Efficiency of Financial Services, or the Commercial Banks Notice, aiming to further specify rules on internet loans provided by commercial banks. The Commercial Banks Notice granted a transition period until June 30, 2023, for the internet loan stock business. For newly generated internet loans provided by commercial banks during such transition period, the Commercial Banks Notice, the Internet Loan Notice and the Commercial Banks Measures shall apply. We cannot assure you that our company and the VIEs’ cooperation with commercial banks will remain in compliance with the Commercial Banks Measures, the Internet Loan Notice and the Commercial Banks Notice.

The laws, rules and regulations continue to evolve in this emerging industry, and the interpretation of these laws, rules and regulations by the local authorities may be different from our understanding. We cannot be certain that day-to-day practices of our company or the VIEs would not be deemed to violate any existing or future laws, rules and regulations. For instance, since the online insurance industry in China is evolving rapidly, the NFRA has been enhancing its supervision over this industry in recent years, and new laws, regulations and regulatory requirements have been promulgated and implemented from time to time. Our company and the VIEs face challenges brought by these new laws, regulations and regulatory requirements, as well as significant uncertainties in the interpretation and application thereof. Moreover, there exist uncertainties as to how the regulatory environment might change.

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

Pursuant to the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Matters relating to Further Tightened Regulation of Vehicle Insurance, promulgated and implemented by the CBIRC on January 14, 2019, property and casualty insurance companies must establish terms and premium rates for automobile insurance policies in strict compliance with PRC laws and regulations. Insurance companies are strictly prohibited from conducting the following activities: (i) amending any term or premium rate directly or in disguise without approval of the CBIRC; (ii) providing premium rates beyond the approved range by offering or promising to offer payment of inappropriate interest not stipulated in the insurance policies to insurance policyholders or owners of insured vehicles in disguise; (iii) paying commission fee rates beyond the approved range by fabricating other expenses in disguise; and (iv) failing to apply the approved premium rate as required for insurance policies for new cars. Throughout 2023 and as of the date of this annual report, the similar requirements are imposed on personal insurance selling through bank channels. For example, on January 17, 2024, the General Office of NFRA issued Notice on Matters Related to Regulating the Bank Agency Channeling Business for Personal Insurance Companies, upon making filing for personal insurance products sold through bank agency, the actuarial report shall clearly list the surcharge rate (including commissions paid to the bank agency) and surcharge rate structure for each payment period. The commissions paid to bank agency channels shall not exceed the listed commission rate ceiling.

In September 2020, the CBIRC issued the Guiding Opinions on Implementing Comprehensive Reform of Auto Insurance. These opinions provided guidance for insurance carriers to (i) optimize actuarial and pricing practices, (ii) expand protection coverages, and (iii) enhance customer service quality for auto insurance. For commercial auto insurance products, insurance carriers must lower the cap on expense ratios from 35% to 25% of insurance premiums. Insurance carriers are also encouraged to optimize their cost structures to maintain higher loss ratios, from 65% to 75% of commercial auto insurance premiums. On December 30, 2022, the CBIRC issued the Circular of the China Banking and Insurance Regulatory Commission on Relevant Matters Including Further Expanding the Floating Range of Independent Pricing Coefficients for Commercial Auto Insurance, increasing the pricing autonomy of property insurance companies and the floating range of independent pricing coefficients for commercial auto insurance shall be expanded to 0.5-1.5. As a result, insurance carriers may receive lower premiums from selling commercial auto insurance, which adversely affected the service fees that we received from facilitating the sale of commercial auto insurance through our platform.

In October 2021, the CBIRC published the Circular on Further Regulating Certain Issues on Internet Life Insurance Business, or the Internet Life Insurance Circular. The Internet Life Insurance Circular requires that each installment of premium of certain insurance products less than a one-year term shall be equal. The Internet Life Insurance Circular also provides the upper limit for the predetermined fee rate and average supplemental fee rate for certain insurance products. On August 8, 2024, the NFRA issued the Notice on Improving the Pricing Mechanism for Personal Insurance Products, setting upper limits on interest rate of certain personal insurance product. These regulations may affect the amount of insurance brokerage commission we charge on the relevant insurance products and adversely affect our financial condition. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our business scope, limitation to our product and service offerings, and reduction in our attraction to consumers.

On July 17, 2024, the NFRA issued the Notice on Matters Concerning Strengthening and Improving the Supervision of Internet Property Insurance Business, providing that insurance intermediaries shall meet the certain conditions when carrying out intermediary business related to Internet property insurance business, including (i) the insurance intermediaries should be national institutions and have more than three years of experience in property insurance business; and (ii) the insurance intermediaries should maintain proper information systems and business process management scheme, and the institution meets the relevant requirements for retrospective management of internet property insurance business.

Our financing guarantee and insurance brokerage business are subject to the supervision of financial authorities. On December 13, 2024, Hexiang Insurance Brokers received a warning and a fine of RMB150,000 by Hubei Branch of NFRA for conducting business activities beyond its authorized operating area and for seeking improper benefits for other institutions or individuals. We may be subject to other regulatory warnings, correction orders, condemnation and fines and may be required to further modify our business if any of our financing guarantee or insurance brokerage companies is deemed to have violated national, provincial or local laws and regulations or regulatory orders and guidance.

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

Yiren Select is our comprehensive life service platform that targets the mass affluent population with a variety of consumption and lifestyle products and services. Yiren Select does not provide information technology services for securities or fund business activities, so we believe that Yiren Select will not be required to file record with the CSRC. As of the date of this annual report, we have not received any notification or punishment for failing to file record with the CSRC as a fund service agency engaging in information technology system services. However, we cannot assure you that the PRC governmental authorities would take the same view as us. Furthermore, Yiren Select’s operation is subject to various PRC regulations relating to internet advertising. We cannot assure you that Yiren Select will remain in compliance with such regulations.

On December 31, 2021, the CAC, the Ministry of Industry and Information Technology, or the MIIT, Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR promulgated the Administrative Provisions on Algorithms Recommendation in Internet-based Information Services, or the Algorithms Recommendation Administrative Provisions, which took effect on March 1, 2022. Pursuant to the Algorithms Recommendation Administrative Provisions, internet-based information service providers with public opinion attributes or social mobilization capabilities shall fill in certain information through the internet-based information service algorithm record-filing system, perform the record-filing procedures and conduct security assessment in accordance with relevant provisions. Authorities may have different interpretation on “internet-based information service providers with public opinion attributes or social mobilization capabilities.” As of the date of this annual report, we have completed filing for utilizing algorithms recommendation technology in our services. If we are deemed “internet-based information service providers with public opinion attributes or social mobilization capabilities” and failing to make required filing, we may be subject to penalties including but not limited to warning, notice of criticism, mandatory rectification, suspension of information updating and fines.

On April 1, 2025, the NFRA issued the Notice on Strengthening the Management of Commercial Banks’ Internet Loan Facilitating Business and Enhancing the Quality and Efficiency of Financial Services, which will take effect on October 1, 2025. The notice imposes stricter regulatory requirements on loan facilitation companies’ cooperation with commercial banks in internet loan facilitation business. Specifically, loan facilitation companies must meet the commercial banks’ enhanced access standards and undergo thorough due diligence. They are also required to adhere to transparent fee structures and are prohibited from charging borrowers additional fees or inappropriately intervening in the banks’ loan approval processes. On the other hand, the notice urges commercial banks to publicly disclose all platform operators and credit enhancement service providers the banks cooperate with. Commercial banks are required to add enhance-credit service fees into the comprehensive financing cost on borrowers, which shall be compliant with legal upper limit. The notice further requires that if commercial banks pay cooperation fees based on the actual interest percentage, the payment schedule made to platform operators and credit enhancement service providers should match with the schedule of loan principal recovery. The notice, upon coming into force, could have certain impacts on our cooperation with commercial banks in internet loan facilitating business.

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

We have established business relationships with trusts, asset backed special plans and funds (collectively referred to as the “assets backed financing entities,” or “ABFEs”), which were administered by trust companies and asset management companies. The ABFEs were set up to invest solely in the loans facilitated on our platform and provide returns to the beneficiaries of the ABFEs through interest payments made by the borrowers. Under the arrangements, we normally invest in all of subordinate tranches and portion of senior tranches. We were designated as the service provider for the ABFEs. Through the transaction fees charged, security funds deposited, and direct investment, we have the right to receive benefits or bear losses from the ABFEs. We are considered as the primary beneficiary of the ABFEs and thus consolidated such ABFEs’ assets, liabilities, results of operations and cash flows.

Although operating of our online marketplace is not part of the fund-raising process by the ABFEs, we cannot assure you that our provision of services to the ABFEs and investments through the ABFEs will not be viewed by PRC regulators as violating any laws or regulations regarding capital pools. Also, we transferred cash to certain trusts in amounts equal to certain percentages of the entire assets put into the trusts, as security funds to protect the ABFEs from potential losses from defaults of loans in which the ABFEs have invested. Under limited circumstances, the remainder of such funds may be returned to us, and we cannot assure you that we will not be viewed by PRC regulators as bearing some credit risk or providing credit enhancement services under such arrangement. In addition, we cannot assure you that the purchase of beneficial rights of the ABFEs through the Shenzhen Stock Exchange, or the purchase of beneficial rights of ABFEs in private placement would not be deemed as investments in loans facilitated through the online marketplace we operate by using our own capital. If any of such business arrangements were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected. In addition, as the laws, rules and regulations applicable to asset-backed securities are still developing, it remains uncertain as to the application and interpretation of such laws, rules and regulations, particularly as they relate to the online lending information intermediary service industry.

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

Our company and the VIEs assist our institutional funding partners in the loan collection services upon their request. If requested, we utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform or a payment platform delegated by the institutional funding partners. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages or phone calls on the day a repayment is due. Once a repayment is past due, we send additional reminder text messages and initiate the collection process once a loan is fifteen days delinquent. To facilitate repayment, the collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages and emails are sent to a delinquent borrower as soon as the collection process commences, and if the payment is still outstanding, a phone call will be made to further the collection process. Although most stages of the collection process are outsourced to our affiliate, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while the collection teams of our affiliate have the discretion to make decisions for the loans that are below such threshold.

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

We face risks associated with the use of AI technologies.

We utilize AI technologies to automate and streamline various business operations, including marketing, customer services, risk management, and loan collections. We have also developed the AI-Generated Content (AIGC) platform to quickly create images and videos for marketing purposes. However, given the relatively short time since AI has become commercially viable and the rapid evolution of this technology, we may experience difficulties in its application. Furthermore, the AI industry faces new and extensive regulations, and the use of AI technologies is subject to future regulatory scrutiny and legal challenges. The application of AI technologies in our business operations, especially the use of AI-generated design content, may be subject to additional intellectual property, cybersecurity, operational, and technological risks. For example, it may raise issues related to copyright infringement if the AI algorithms are partially trained on copyrighted content, and there is no guarantee that our use of AI-generated content would not infringe on the intellectual property rights of third parties. If we are unable to secure the permissions or licenses for using AI tools as required, whether because we cannot identify the rights holder or for any other reason, we might infringe on others’ rights which could lead to monetary claims, fines, or penalties.

In addition, the regulatory and legal framework on AI in mainland China is evolving rapidly. In recent years, the PRC government authorities have released a series of laws and regulations related to artificial intelligence. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Artificial Intelligence.” These laws and regulations are relatively new, and the government authorities may introduce additional or more detailed laws and regulations to oversee the use of AI. Therefore, we may need to comply with more compliance requirements in the field of generative AI, which could increase our compliance costs.

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

The industries our company and the VIEs are operating in are competitive and evolving. We compete with financial products and companies that attract borrowers and clients, partners, or all of these. For our financial services business, our company and the VIEs compete with other consumer finance marketplaces and loan facilitation platforms that were intensely competitive before the year 2018. However, as the domestic regulations on the industry evolve and entry barriers continue to increase in recent years, fewer national-level players like us remain in the market while smaller platforms cease their operations, leaving more market share opportunities for us. Meanwhile, as we expand our financial service businesses overseas, such as in the Philippines, we are facing competition from regional peers. For our insurance brokerage business, our company and the VIEs compete with other insurance brokerage companies in China. Given the overall low penetration rate of insurance services in China compared with the US and the Europe, we believe that our strategic deployment in insurance business has navigated us towards a large market with high growth potential. In light of a tightening regulatory landscape domestically, our ability to customize and innovate products, coupled with robust channel partnerships, will play a vital role in maintaining our competitiveness. For our consumption and lifestyle business, we fully embrace AI to offer selected high-quality products and services that align with our customers’ preferences. Our primary goal in this segment is to enhance user experience and engagement, thereby increasing the long-term value of our existing customers through enriched products and upgraded services. We are currently scaling back product offerings in our consumption and lifestyle business and conducting a strategic review on how to better serve customers following the upgrade of our borrower segment and optimization of borrower profiles.

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

We had a net income of RMB1,194.9 million, RMB2,080.2 million and RMB1,582.3 million (US$216.8 million) in 2022, 2023 and 2024, respectively. We also had accumulated surplus of RMB908.9 million, RMB2,985.4 million and RMB4,435.0 million (US$607.6 million) as of December 31, 2022, 2023 and 2024. We cannot assure you that we will be able to continue to generate net income or will have positive retained earnings in the future. Our operating expenses may increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, funding partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the default rates of the loans facilitated through our platform may be higher than expected, which may lead to lower than expected net revenue. Furthermore, we adopted share incentive plans in September 2015, July 2017 and June 2020, and we may grant equity-based awards to eligible participants from time to time under the plan, which will result in share-based compensation expenses to us. As a result of the foregoing and other factors, our net revenue growth may slow, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

Although we had a positive operating cash flow of RMB1,849.4 million, RMB2,171.0 million and RMB1,424.1 million (US$195.1 million) in 2022, 2023 and 2024, respectively, we cannot assure you that we will be able to have a positive cash flow in the future. Going forward, our ability to collect fees from customers, product providers and insurer partners, will continue to affect our liquidity and cash flow condition. Inability to collect payments from customers in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

We may acquire digital assets that may be subject to volatile market prices, impairment and unique risks of loss.

To further diversify and maximize returns on our cash that is not required to maintain adequate operating liquidity, we have invested and may in the future continue to invest a portion of such cash in certain digital assets. As with any investment and consistent with how we manage fiat-based cash and cash equivalent accounts, we may increase or decrease our holdings of digital assets at any time based on business needs and our view of market and environmental conditions.

The prices of digital assets have historically been highly volatile and may continue to be so due to various associated risks and uncertainties. For example, the prevalence of such assets represents a relatively recent trend, and their long-term adoption by investors, consumers and businesses remains unpredictable. Moreover, the absence of a physical form, reliance on technology for creation and transactional validation, and decentralization may expose their integrity to threats from malicious attacks and technological obsolescence. Additionally, it is uncertain how or to what extent securities laws or other regulations may apply to these assets in the future, which could change over time. If we hold digital assets and their values decrease relative to our purchase prices, our financial condition may be harmed.

Moreover, digital assets are currently considered indefinite-lived intangible assets under applicable accounting rules, meaning that any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges, whereas we may make no upward revisions for any market price increases until a sale, which may adversely affect our operating results in any period in which such impairment occurs.

As intangible assets without centralized issuers or governing bodies, digital assets have been, and may in the future be, subject to security breaches, cyberattacks or other malicious activities, as well as human errors or computer malfunctions that may result in the loss or destruction of private keys needed to access such assets. While we intend to take all reasonable measures to secure any digital assets, if such threats are realized or the measures or controls we create or implement to secure our digital assets fail, it could result in a partial or total misappropriation or loss of our digital assets, and our financial condition and operating results may be harmed.

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

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrower willingness to seek loans and client ability and desire to invest. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally, as well as economic conditions specific to consumer credit and wealth businesses. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. In recent years, the U.S. government imposed additional tariffs on goods from China, including new tariffs implemented in 2025. In response, China has imposed retaliatory tariffs on goods imported from the United States. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. Adverse economic conditions could also reduce the number of qualified borrowers seeking loans through our marketplace, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated through our marketplace and our net revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

As of December 31, 2022, 2023 and 2024, we had cash and cash equivalents of RMB4,271.9 million, RMB5,791.3 million and RMB3,841.3 million (US$526.3 million), respectively. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and related rules require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ended December 31, 2024. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.”

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

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-competition agreements with our employees to protect our proprietary rights. As of the date of this annual report, our subsidiaries and the VIEs had 460 registered trademarks with the Trademark Office of the National Intellectual Property Administration. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Intellectual Property Rights.” We cannot assure you that any of the intellectual property rights owned by our subsidiaries or the VIEs would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

In addition, pursuant to the Administrative Regulation on Network Data Security issued on September 24, 2024, cyber data processors engaging in data processing activities that affect or may affect national security shall, in accordance with relevant state provisions, apply for cybersecurity review with the Office of Cybersecurity Review. For more details of such cybersecurity review requirements, see “Item 4. Information on the Company—B. Business Overview—Regulations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” As of the date of this annual report, our company and the VIEs, were not required to go through a cybersecurity review by CAC for our previous issuance of securities to foreign investors according to the Measures for Cybersecurity Review. Pursuant to the Overseas Listing Regulations issued on February 17, 2023, companies in China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provide that a company in China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. Thus, our company will be required to file with the CSRC within three business days after completion of any of its follow-on offering of securities in the New York Stock Exchange, i.e., the overseas market where it is listed, or after submitting its listing application documents to the overseas regulator related to a secondary or dual primary listing of securities in any other overseas market. For secondary listing, dual primary listing or other new foreign listings, our company also needs to apply for a CAC cybersecurity review if it falls in the categories that require such a review under the Measures for Cybersecurity Review.

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

Our company and the VIEs generally comply with industry standards and are subject to the terms of our own privacy policies. For a detailed description of our cybersecurity governance, see “Item 16K. Cybersecurity.” We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. As of the date of this annual report, our company and the VIEs have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis, nor have we received any inquiry, notice, warning, penalty, or sanctions from any competent PRC regulatory authorities indicating material violation of cybersecurity, data security and personal data protection laws and regulations. We believe, as of the date of this annual report, to the best of our knowledge, our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

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

Likewise, we are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products. In addition, the U.S. government has implemented regulations to prohibit or subject to notification requirements certain transactions between U.S. persons and certain non-U.S. counterparties that have a qualifying nexus to China, Hong Kong, or Macau and deal in specified technologies, including semiconductors and microelectronics, quantum information technology, and artificial intelligence. Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alternative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.

We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.

We initiated the offering of financial services business in the Philippines at the end of 2022 to expand our business internationally. Since the beginning of 2023, our financial services business in the Philippines have experienced rapid growth. Currently, the business is in its early stages and poised for further expansion. We will continue expanding our operations in other jurisdictions in the future. However, the entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside China. Our ability to manage our business and conduct our operations internationally requires considerable management’s attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Future international expansion will also require investment of significant funds and other resources. If we are less successful than we expect in a new market, we may not be able to achieve an adequate return on our initial investment and our operating results could suffer.

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

We have limited experience operating as a stand-alone company. We commenced our online consumer finance marketplace business in March 2012, and Yirendai Ltd. was incorporated in 2014 in the Cayman Islands (and was renamed as Yiren Digital Ltd. in 2019) as a wholly owned subsidiary of CreditEase. Founded in 2006 by our executive chairman, Mr. Ning Tang, CreditEase is a large financial services company focusing on providing inclusive finance and wealth solutions in China. Inclusive finance focuses on providing access to affordable and responsible financing solutions to those in China who are often unable to gain such access. We completed our carve-out from CreditEase in the first quarter of 2015. Historically, CreditEase provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, and also with the services of a number of its executives and employees. In July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we assumed from CreditEase and its affiliates certain business operations. On December 31, 2020, as a result of a business restructuring, we disposed of the online consumer lending platform targeting individual investors as the funding source, and CreditEase paid the designated subsidiaries of our company an aggregate amount of RMB67.0 million in cash.

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

Prior to our establishment, our online consumer finance marketplace business was carried out by various subsidiaries and the consolidated variable interest entities of CreditEase. We completed our carve-out from CreditEase in the first quarter of 2015, and all of our online consumer finance marketplace business is now carried out by our own subsidiaries and the consolidated variable interest entities. Since we and the subsidiaries and the consolidated variable interest entities that operated our online marketplace business are under common control of CreditEase, our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. In particular, our consolidated balance sheets include those assets and liabilities that are specifically identifiable to our business; and our consolidated statements of operations include all costs and expenses related to us, including costs and expenses allocated from CreditEase to us. Allocations from CreditEase, including amounts allocated to origination, servicing and other operating costs, sales and marketing expenses and general and administrative expenses, were made using a proportional cost allocation method and based on headcount or transaction volume for the provision of services attributable to us. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company prior to our carve-out from CreditEase in the first quarter of 2015. Although our management believes that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for our arrangements with CreditEase and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, upon becoming a stand-alone company, we have established our own financial, administrative and other support systems to replace CreditEase’s systems, the cost of which may have been significantly different from the cost allocation with CreditEase for the same services. Therefore, you should not view our historical results as indicators of our future performance.

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

As of March 31, 2025, CreditEase held 83.0% of our outstanding ordinary shares and total voting power. CreditEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our current memorandum and articles of association and the New York Stock Exchange, or the NYSE, requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Our executive chairman and chief executive officer, Mr. Ning Tang, has considerable influence over us and our corporate matters. As of March 31, 2025, Mr. Tang beneficially owns 43.4% of the total outstanding shares of CreditEase, which is our controlling shareholder. As Mr. Tang is the sole director of CreditEase, he controls the decision-making of CreditEase and indirectly has considerable influence over us, our corporate matters and matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our ordinary shares and our ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce, domestic multi-party communication, storage and forwarding classes and call centers) in accordance with the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), or the 2024 Negative List, effective from November 1, 2024, as amended, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through (i) a series of contractual arrangements entered into among Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, Yiren Financial Information Service (Beijing) Co., Ltd., or Yiren Financial Information, and the shareholders of Yiren Financial Information, and (ii) a series of contractual arrangements entered into among YouRace Hengchuang Technology Development (Beijing) Co., Ltd., or YouRace Hengchuang, CreditEase Puhui, and the shareholders of CreditEase Puhui. Accordingly, we consolidate the operating results of Yiren Financial Information and CreditEase Puhui in our financial statements under U.S. GAAP. We also used to conduct our operations in China through (i) a series of contractual arrangements entered into among YouRace Hengchuang, Hengcheng, and the shareholders of Hengcheng, which was terminated on December 31, 2020, and (ii) a series of contractual arrangements entered into among YouRace Hengchuang, Tianjin Linyang Information and Technology Co., Ltd., or Tianjin Linyang, and the shareholders of Tianjin Linyang, which was terminated on December 5, 2022. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Corporate History and Structure.”

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

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct our operations in China primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our ordinary shares or the ADSs thus are not holding equity interest in the consolidated variable interest entities in China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries, which contributed to 64.3% of our revenues in 2024. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

Yiren Financial Information and CreditEase Puhui, the consolidated variable interest entities and their subsidiaries, hold certain assets that are material to the operation of our business. Under the contractual arrangements, the consolidated variable interest entities may not, and their respective shareholders may not cause them to, in any manner, sell, transfer, mortgage or otherwise dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of such consolidated variable interest entities breach these contractual arrangements and voluntarily liquidate such consolidated variable interest entities, or any of such consolidated variable interest entities declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the consolidated variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020, and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, there are still uncertainties in relation to the interpretation and implementation of the Foreign Investment Law and its implementation regulations. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. In addition, the Supreme People’s Court issued Certain Opinions Concerning the Application of the Foreign Investment Law on December 26, 2019, or the Foreign Investment Law Judicial Interpretations, which provides that investment contract in relation to the investment by foreign investor in a field which is prohibited from foreign investment under the 2024 Negative List may be invalidated by the courts. Although we believe contractual arrangements would not be deemed as “investment contract” under the Foreign Investment Law Judicial Interpretations, we cannot assure you that the PRC courts would take the same view as us. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

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

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were amended in January 2011 and December 2024. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within mainland China. The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, which were promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, and took effect as of the date of its promulgation, provide a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations classify telecommunications services into two categories, namely basic telecommunications services and value-add telecommunications services. According to the Catalog of Telecommunications Businesses attached to the Telecommunications Regulations last amended by the MIIT on June 6, 2019, information services provided via public communication network or Internet, and online data processing and transaction processing fall within the scope of value-added telecommunications services. The Telecommunications Regulations require value-added telecommunications services providers to obtain an operating license from the MIIT or its provincial-level counterparts prior to the commencement of their operations. An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. An EDI License is a value-added telecommunications business operating license required for provision of online data processing and transaction processing.

Yiren Select, our comprehensive life service platform that targets the mass affluent population with a variety of consumption and lifestyle products and services, may be deemed as providing commercial internet information services and required to obtain an ICP license and an EDI License. While Yiren Select is operated by Yiyouxuan, a variable interest entity holding an ICP license and an EDI License, the domain name and mobile application in connection with Yiren Select was historically owned by Yiren Finance and is currently owned by Yiren Information Consulting (Beijing) Co., Ltd., or Yiren Information. Yiren Information is also the current registrant of ICP and mobile application filings for Yiren Select. Yiren Information does not hold any ICP license or EDI License. As of the date of this annual report, we are under the process of changing the owner and registrant of ICP and mobile application filings for Yiren Select from Yiren Information to Yiyouxuan.

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

Yiyouxuan, who owns ICP License and EDI License, operates Yiren Select, but the relevant domain name in connection with Yiren Select is held by Yiren Information and the relevant trademarks in connection with Yiren Select are held by Yourace Hengchuang. Kechuang Xinlian, who owns ICP License and operates Yixianghua, but the relevant domain name and the relevant trademarks in connection with Yixianghua are not held by Kechuang Xinlian. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

In December 2007, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT, the predecessor of Administration of Radio and Television newly established in April 2018, and the MIIT, issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008, and amended on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulates that no entities or individuals may provide internet audio-video program services without a “License for Disseminating Audio-Video Programs through Information Network” issued by the SAPPRFT or its local bureaus or completing the required registration with the SAPPRFT or its local bureaus, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the internet of audio-video programs, or the provision of audio-video program uploading and transmission services. The Official Answers to Press Questions Regarding the Internet Audio-video Program Regulations published by the SAPPRFT and MIIT on February 3, 2008 confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.”

Furthermore, on April 1, 2010, the SAPPRFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, amended on March 10, 2017, which clarified the scope of internet audio-video programs services. According to the tentative categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, economic, financial and technological content, and broadcasting such content to the general public online.

On July 19, 2004, the SAPPRFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004 and was last revised on October 29, 2020. Under the Radio and TV Programs Regulations, any entity that engages in the production of radio and television programs is required to apply for a license from SAPPRFT or its provincial branches. Entities with the license, i.e., the Permit for Production and Operation of Radio and TV Programs, must conduct their business operations in strict compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are strictly prohibited from producing radio and TV programs covering contemporary political news or similar subjects and columns.

Yiren Select provides livestreaming programs where guests comment on broad economic, financial and technological topics. As a result, we may be subject to the Internet Audio-Video Program Measures. If the governmental authorities determine that our provision of livestreaming falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network as it would only be granted to state-owned entities. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, we offer playbacks of the livestreaming on Yiren Select. If the governmental authorities find these playbacks constitute radio and television programs produced by us, we will be required to apply for the Permit for Production and Operation of Radio and TV Programs, absence of which may subject us to penalties, fines and legal sanctions. Governmental authorities may also determine that our online content services fall within the scope of “internet publishing,” and therefore require us to apply for an Internet Publishing License, which we have not obtained from the SAPPRFT as of the date of this annual report. We may not be able to obtain such a license if we are requested to obtain one in the future, and we may therefore become subject to penalties, fines, legal sanctions or be ordered to suspend the video content on the website, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, and amended on September 1, 2022, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, and the announcement by the People’s Bank of China and the SAFE to increase the macro-prudential regulation parameter for full-covered cross-border financing on January 13, 2025, the maximum amount of foreign debt that each company may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, which may not exceed three and a half times its net assets as indicated in its latest audited financial report. The risk-weighted balance of cross-border financing of a company is calculated based on its outstanding amounts of RMB and foreign currency cross-border debt, multiplied by risk conversion factors corresponding to their respective remaining terms, loan categories and currency. Moreover, according to the Administrative Measures for Review and Registration of Medium- and Long-term Foreign Debts of Enterprises issued by the National Development and Reform Commission on January 5, 2023, which took effect on February 10, 2023, any loans we extend to the consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

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

Our company and the VIEs are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have accrued the employee benefits according to the local governments’ regulations in financial statements and made adequate employee benefits payments as of the date of this annual report. However, certain entities we acquired in March 2019 as part of our business realignment with CreditEase did not make adequate employee benefits payment in the past. Although we have obtained indemnities and warranties from CreditEase to protect us for any potential liability associated with unpaid employee benefits, we may be required to make up the contributions for these plans and pay late penalties and fines in the first place before we could claim compensation from CreditEase. If we are subject to late penalties or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be materially and adversely affected.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit companies qualified as “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and the status was reaffirmed in 2024. Accordingly, it has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Yiren Hengsheng, one of our PRC subsidiaries, was qualified as a “software enterprise” in March 2021 and the status was reevaluated in 2024, and accordingly has been eligible for an exemption of enterprise income tax for 2020 and 2021 and a reduced enterprise income tax at the rate of 12.5% from 2022 through 2025. However, Yiren Hengsheng’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Yiren Hengsheng fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Dingrui Zhijie Technology Development (Guangxi) Co., Ltd., one of our PRC subsidiaries, is a small-scale value-added tax, or VAT, taxpayer and accordingly is eligible for a reduced enterprise income tax rate of 5%. In addition, Hengyuda, one of our PRC subsidiaries, has been eligible for a reduced enterprise income tax rate of 15% since 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Announcement on Renewing the Enterprise Income Tax Policy for Great Western Development, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, the favorable tax treatments for Hengyuda are subject to an annual filing requirement. Besides, Chongqing Hengfengyi Technology Co., Ltd., Beihai Youce Yike Technology Co., Ltd., Beihai Hengze Innovation Technology Co., Ltd., and Beihai Youjia Innovation Technology Co., Ltd., as newly setup PRC subsidiaries are also eligible for a reduced enterprise income tax rate of 15% pursuant to the same set of policies and regulations applicable to Hengyuda. Beihai Youce Yike Technology Co., Ltd., Beihai Hengze Innovation Technology Co., Ltd., and Beihai Youjia Innovation Technology Co., Ltd. are also eligible for an exemption of local portion of enterprise income tax for five years since the tax year they generate their first sum of main business revenue according to the Notice on Several Policies to Promote High-Level Opening-Up and High-Quality Development of the Beibu Gulf Economic Zone in the New Era. In addition, Xinjiang Hengyu Innovation Technology Development Co., Ltd., Hesi Shengju Technology Development (Xinjiang) Co., Ltd., and Hesi Shengrui Technology Development (Xinjiang) Co., Ltd., as newly setup PRC subsidiaries are eligible for an exemption of enterprise tax for five years since the tax year they generate their first sum of production and business revenue according to the Notice on Corporate Income Tax Incentives for Newly Established Enterprises in Xinjiang’s Difficult Areas and the Kashgar and Khorgos Special Economic Development Zones. However, the relevant rules and policy initiative may change, and the favorable tax treatment under these rules is available only to companies meeting certain qualifications. Therefore, there is uncertainty as to whether and for how long these companies can continue to enjoy such favorable tax treatment after 2024. If such favorable tax treatment becomes unavailable to these companies in the future, their applicable corporate income tax rate would increase to 25%, which may affect our financial condition and results of operations.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Benefits, or Circular 35, which became effective on January 1, 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Yiren Digital Hong Kong Limited, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business promulgated by the State Administration of Taxation, which became effective in January 2008 and later amended in 2014, or Circular 59, the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises promulgated by the State Administration of Taxation in February 2015, or Circular 7, and the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source promulgated by the State Administration of Taxation in October 2017, taken into effect in December 2017 and amended in June 2018, or SAT Circular 37.

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

Relatedly, on September 6, 2024, the NDRC and the Ministry of Finance, or the MOF, jointly issued the 2024 Negative List, which became effective on November 1, 2024. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2024 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the Regulation on Network Data Security Management, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Risks Related to our American Depositary Shares

The market price for our ADSs may be volatile.

The trading price of our ADSs has ranged from US$3.59 to US$8.09 per ADS in 2024. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

In June 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20.0 million of our ADSs or ordinary shares. In September 2022, our board of directors adopted a share repurchase program, which approves and authorizes us to repurchase through one or more transactions up to US$20 million worth of our ADSs representing our ordinary shares. The share repurchase program previously adopted in 2018 was simultaneously terminated. As of March 31, 2025, we had repurchased a total of 5,205,299 ADSs at an average price of US$3.4 per ADS under the new share repurchase program. For detailed information on our share repurchase programs, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

We cannot assure you that our existing dividend policy will not change in the future or the amount of dividends you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment.

Our board of directors has discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. On July 29, 2017, our board of directors approved a semi-annual dividend policy. Under this policy, semi-annual dividends were set at an amount equivalent to approximately 15% of our anticipated net income after tax in each half year commencing from the second half of 2017. Our board of directors decided in August 2018 to suspend the previously adopted semi-annual dividend policy. On August 14, 2024, our board of directors approved an amended dividend policy, under which semi-annual dividends are set at an amount equivalent to no less than 10% of our anticipated net income after tax in each half year commencing from the first half of 2024. The determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors that the board may deem appropriate. As such, the amount of dividends that you will receive are subject to change. In addition, there can be no assurance that we will not adjust our dividend policy in the future. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2025, we had 172,812,968 ordinary shares outstanding. Among these shares, 27,143,412 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

If we were deemed to be an investment company under the U.S. Investment Company Act of 1940, as amended, or the 1940 Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (ii) it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2024, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

For United States federal income tax purposes, we generally will be classified as a passive foreign investment company, or PFIC, for any particular taxable year, in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income for such year consists of certain types of passive income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon our analysis of the nature and composition of our income and assets, the value of our assets (in particular the retention of a substantial amount of cash), activities and market capitalization, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2024. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our United States counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

We are a Cayman Islands exempted company with limited liability. We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase Holdings (Cayman) Limited, or CreditEase, which remains our parent company and controlling shareholder. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. We then established a wholly owned subsidiary in Hong Kong, YouRace Digital Holdings HK Limited, or YouRace HK, in October 2014. YouRace HK further established YouRace Hengchuang Technology Development (Beijing) Co., Ltd., or YouRace Hengchuang, our wholly owned subsidiary in China, in January 2015. YouRace HK then established Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, our wholly owned subsidiary in China, in March 2016. YouRace Hengchuang further established Yiren Information Consulting (Beijing) Co., Ltd., our wholly owned subsidiary in China, in August 2017.

Hengcheng Technology Development (Beijing) Co., Ltd., or Hengcheng, was established in China in September 2014. We became the primary beneficiary of Hengcheng in February 2015 by entering into a series of contractual arrangements with Hengcheng and its shareholders. Hengcheng acquired Dekai Yichuang Asset Management (Shenzhen) Co., Ltd., or Dekai Yichuang, in May 2019 from CreditEase as a part of our business realignment with CreditEase. Dekai Yichuang completed the acquisition of 100% equity interests in Hainan Haijin Yichuang Data Information Service Co., Ltd., or Yichuang Data, in October 2019. Yichuang Data established Haijin Yichuang Financial Leasing Co., Ltd., or Yichuang Financial Leasing, to conduct financial leasing business, in March 2017. Yichuang Data and Yichuang Financial Leasing collectively established Hainan Haijin Yichuang Micro-lending Co., Ltd., or Yichuang Micro-lending, in May 2017, holding 50% and 50% equity interests in Yichuang Micro-lending, respectively, to conduct micro-lending business. CreditEase Puhui Information Consultant (Beijing) Co., Ltd., or CreditEase Puhui, acquired all the equity interests of Dekai Yichuang in September 2020 from Hengcheng. On December 31, 2020, as a result of a business restructuring, we terminated contractual arrangements with Hengcheng and its shareholders, and CreditEase, through its subsidiaries and affiliates, started conducting the business operations of Hengcheng.

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

In May 2020, Yiren Financial Information acquired Baijunda Logistics (Wuhan) Co., Ltd., or Baijunda, and Wuhan Linyi Business Consulting Co., Ltd., or Wuhan Linyi, along with their jointly owned subsidiary, Hexiang Insurance Broker Co., Ltd. or Hexiang Insurance Brokers, and its wholly owned subsidiary, Heanjun Auto Rescue (Wuhan) Co., Ltd. (formerly known as Hejun Auto Rescue (Wuhan) Co., Ltd.) or Heanjun, which was deregistered in 2024. Hexiang Insurance Brokers has been operating insurance brokerage business since then.

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

In 2024, we established Xinjiang Hengyu Innovation Technology Development Co., Ltd., Hesi Shengju Technology Development (Xinjiang) Co., Ltd., Hesi Shengrui Technology Development (Xinjiang) Co., Ltd., Beihai Hengze Innovation Technology Co., Ltd., Beihai Youce Yike Technology Co., Ltd., Beihai Youjia Innovation Technology Co., Ltd., and Dingrui Zhijie Technology Development (Guangxi) Co., Ltd., for the purposes of expanding our loan facilitation business nationally.

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

We currently focus on financial services, insurance brokerage business, and consumption and lifestyle business.

●	Financial services. Our subsidiaries and the VIEs offer a diversified portfolio of loan products to high-quality and selected underserved borrowers in China. The loans are financed either by third-party funding partners or the VIEs’ subsidiaries. With respect to the loans funded by third parties, since September 2020, the funding has been provided solely by institutional funding partners, such as commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. We charge third-party funding partners, and guarantee companies if any, the loan facilitation service fees and post-origination service fees. For the loans funded by our subsidiaries, we charge borrowers financing service fees.
●	Insurance brokerage. Hexiang Insurance Brokers, a VIE’s subsidiary, operates the insurance brokerage business. Hexiang Insurance Brokers has established a comprehensive and diversified product matrix that encompasses both life and health insurance products as well as property and casualty insurance products. Additionally, it offers insurance brokerage services to a wide range of clients, including both retail and institutional clients. In insurance brokerage business, revenue primarily comes from insurance commission fees paid by insurance companies when clients purchase insurance products through Hexiang Insurance Brokers.
●	Consumption and lifestyle and others. We provide a diverse array of non-financial products and services tailored to meet various consumer needs and address additional service demands through Yixianghua and Yiren Select, all with the goal of enhancing the customer experience. Our offerings span multiple sectors, such as membership upgraded services, mini digital games, daily necessities, beauty products, and healthcare products and services.

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

Overview

We offer a diversified portfolio of loan products to high-quality and selected underserved borrowers in China, financed by third-party funding partners (“loan facilitation services”) or our subsidiaries (“self-funded financing services”). Historically, we branded this business as “credit-tech business,” and we re-branded it as “financial services business” in the second quarter of 2023 to better capture its essence. As of December 31, 2024, we had served approximately 12.4 million borrowers through our subsidiaries and the VIEs. In 2022, 2023 and 2024, the aggregate loans we facilitated under our loan facilitation services and self-funded financing services amounted to RMB22,623.1 million, RMB36,036.3 million and RMB53,591.6 million (US$7,342.0 million), respectively.

Under the financial services business, the loans are primarily funded by third parties. Since September 2020, our company and the VIEs have ceased accepting new funding from individual investors and instead have solely accepted funding from institutional funding partners, such as commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. In 2022, 2023 and 2024, we facilitated loans of RMB22,622.5 million, RMB35,992.3 million and RMB53,338.7 million (US$7,307.4 million) respectively, funded by third parties. We charge third-party funding partners, and guarantee companies if any, (i) the loan facilitation service fees for our technology-enabled borrower acquisition services, and (ii) the post-origination service fees for our post-origination loan management and collection services, including payment reminder services, payment collection services, overdue payment monitoring services, and lawsuit filing services under certain circumstances, among others. In 2024, we started to increase loan volume facilitated under the risk-taking model, in which our company assumes the credit risk for loans facilitated on our platform and provides guarantee services through our subsidiaries. In this case, we also charge corresponding guarantee service fees.

The self-funded loans mainly receive funding from our company’s subsidiaries and are primarily unsecured small revolving loans, and the self-funded loans also included historical auto-secured loans funded from VIEs’ subsidiaries in 2022. These loans amounted to RMB648 thousand, RMB44.0 million and RMB252.9 million (US$34.6 million) in 2022, 2023 and 2024, respectively. For the self-funded loans, we charge financing service fees that consist of interest income charged from borrowers.

Borrowers

Borrowers under the financial services business are primarily individuals, including credit card holders with stable credit performances and small business owners with the capabilities to generate recurring revenues.

Borrower Profile and Base

Based on the information disclosed to us, as of December 31, 2024, the borrower profile was 71.3% male and 28.7% female, while 38.4% were aged 35 years or younger. In 2024, loans were facilitated to 4,187,502 borrowers through our platform under the financial services business.

Borrower Acquisition

We, through our subsidiaries and the VIEs, attract borrowers using online channels. Our online borrower acquisition efforts are supported by our big data capabilities and are primarily focused on search engine marketing (SEM), search engine optimization (SEO), mobile application downloads through major app stores, online channels via application programming interfaces (APIs), e-commerce and consumption platforms, social media platforms, and various marketing campaigns and membership services. Historically, our company and the VIEs also utilized offline channels in different locations in China for borrower acquisition. Our company and the VIEs discontinued the offline business in February 2022 to optimize product mix, cost efficiency and revenue structure during and post the pandemic period.

The following table provides a breakdown of the number of borrowers under our financial services business by channel:

	For the Year Ended December 31,
	2022	2023	2024
Number of borrowers(1):
Borrowers from online channels	1,606,879	2,891,901	4,187,502
Borrowers from offline channels	14	—	—
Total number of borrowers	1,606,893	2,891,901	4,187,502
(1)	The number of borrowers for a specified period represents the number of borrowers whose loans were funded under our financial services business during such period. A borrower who obtains loans through our platform from both online and offline channels during a period is counted as a borrower acquired from online channels for the purpose of the table above.

The following table provides a breakdown of the loan volume provided under our financial services business by channel:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Amount of loans facilitated	22,623,101	100.0	36,036,301	100.0	53,591,593	7,342,018	100.0
Loans generated from online channels	22,620,051	100.0	36,036,301	100.0	53,591,593	7,342,018	100.0
Loans generated from offline channels	3,050	0.0	—	0.0	—	—	0.0

Since we suspended our offline channels of loan facilitation business in February 2022, Yixianghua has served as our primary online borrowing service platform in mainland China. In 2022, 2023, and 2024, the proportions of borrowers who obtained loans through the Yixianghua platform among the total number of borrowers were 98.6%, 100.0%, and 100.0%, respectively. We have been committed to balancing customer credit risk and customer acquisition efficiency. In 2022, 2023, and 2024, 50.8%, 57.5%, and 54.1% of the total loan volume facilitated through the Yixianghua platform originated from repeat borrowers, respectively.

Funding Sources

Under the financial services business, the loans are primarily funded by third parties. Since September 2020, we have ceased accepting new funding from individual investors and instead have solely accepted funding from institutional funding partners, such as commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. In 2022, 2023 and 2024, our company and the VIEs facilitated loans of RMB22,622.5 million, RMB35,992.3 million and RMB53,338.7 million (US$7,307.4 million), respectively, funded by third parties. The self-funded loans mainly receive funding from our company’s subsidiaries and are primarily unsecured small revolving loans, and in 2022, the self-funded loans also included historical auto-secured loans funded from VIEs’ subsidiaries. These loans amounted to RMB648.0 thousand, RMB44.0 million and RMB252.9 million (US$34.6 million) in 2022, 2023 and 2024, respectively.

The following table sets forth a breakdown of loans by the funding source, both in an absolute amount and as a percentage of the total loan volume, for the periods presented:

	For the Year Ended December 31,
	2022			2023		2024
	RMB	%		RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Third-party capital (i.e., for loan facilitation services)
Microloan companies	12,175,351	53.8		4,057,073	11.3	318,568	43,644	0.6
Banks	6,801,585	30.1		12,102,205	33.6	20,195,485	2,766,770	37.7
Consumer finance companies	3,456,515	15.3		17,286,038	48.0	26,753,489	3,665,212	49.9
Trusts	127,856	0.5		1,495,626	4.2	1,246,179	170,726	2.3
Others	61,146	0.3		1,051,360	2.9	4,824,998	661,022	9.0
Subtotal	22,622,453	100.0		35,992,302	99.9	53,338,719	7,307,374	99.5
Own capital (i.e., for self-funded financing services)
Financial leasing companies	648	—	*	—	—	—	—	—
Microloan companies	—	—		43,999	0.1	252,874	34,644	0.5
Subtotal	648	—	*	43,999	0.1	252,874	34,644	0.5
Total	22,623,101	100.0		36,036,301	100.0	53,591,593	7,342,018	100.0

Note:

* Less than 0.1% of the total loan volume.

In recent years, we have continuously enhanced our collaboration, through our subsidiaries and the VIEs, with third-party funding partners that provide quality and low-cost financing options. We and the VIEs have proactively expanded our collaboration with a range of funding sources to support our business growth and to lower the risks of reliance on any single funding source. As a result, the total funding volume provided by third-party funding partners, particularly banks and consumer finance companies showed an increasing trend from 2022 to 2024. The funding from third-party microloan companies decreased from 2022 to 2024 due to our enhanced collaboration with a more diverse pool of funding partners. Among these partners, we and the VIEs have managed to cooperate more extensively with those characterized by lower funding costs, such as banks.

Furthermore, the changes in our product and service offerings also affected the funding volume provided by different funding sources. For example, in February 2022, we and the VIEs ceased the offering of the offline secured loan products, which were primarily funded by third-party financial leasing companies or by the consolidated financial leasing companies. Therefore, the funding from third-party financial leasing companies showed a significant decreasing trend from RMB4,060.4 million in 2021 to nil in 2022, and the funding provided by the consolidated financial leasing companies decreased from RMB1,687.2 million in 2021 to RMB648.0 thousand in 2022 and further to nil in 2024.

Our Loan Products

Yiren Credit primarily facilitates unsecured loan products to borrowers via the Yixianghua platform. We believe that these loans are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. In the past, Yiren Credit also facilitated auto-secured loans and property-secured loans, or financed these secured loans through subsidiaries of the consolidated variable interest entities. In order to optimize our product mix and enhance overall operating efficiencies, our company and the VIEs ceased offering property-secured loans in October 2021 and auto-secured loans in February 2022.

Unsecured Consumer Loan Products

Small revolving loans

We and the VIEs facilitate small revolving loans through the Yixianghua platform. These small revolving loans are unsecured loans with average ticket size ranging from RMB7,000 to RMB8,000 and terms ranging from 3 months to 12 months. The small revolving loan product was launched in 2020 and has been enjoying a high popularity among our borrowers, leading a continuously growing proportion of our overall loan portfolio. In 2024, small revolving loans accounted for almost all of our total loan facilitation volume under the financial services business.

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

For our unsecured loan business, we have been collaborating with third-party guarantee companies since 2018, which provide credit enhancement services for borrowers in all of the loans facilitated by us or financed by subsidiaries of the consolidated variable interest entities. We believe that the additional credit enhancement provided by the third-party guarantee companies helps funding parties lower their risks and improve their loan collection performance. In 2024, we also started to scale up the loan volume facilitated under the risk-taking model, in which our company assumes the credit risk for the loans facilitated on our platform and provides guarantee services through our subsidiaries.

Secured Consumer Loan Products

In the past, we facilitated and financed auto-secured loans and property-secured loans from offline channels. These secured loan products offered loan terms of 12, 24 and 36 months with loan amounts ranging from RMB30,000 to RMB300,000. In order to optimize product mix and revenue structure, we ceased property-secured loans in October 2021 and strategically terminated auto-secured loan facilitation and financing operations in February 2022.

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

All of the loans offered under our financial services business feature fixed monthly payments with fixed interest rates, which are paid to the funding parties, either the third-party institutional funding partners or our subsidiaries. In addition, guarantee companies that cooperate with us or our subsidiaries that provide guarantee services charge borrowers guarantee fees for the credit enhancement services they provide. Each of these fees is charged as a percentage of the loan contract. The penalty fees for late payment and prepayment are imposed as a percentage of the past due amounts and the contract amounts, respectively. All fees that are payable by the borrowers are clearly disclosed to the borrower upfront.

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

Stage 1: Application

Our borrower application process begins with the submission of a loan application by a prospective borrower. Borrowers can apply through our website, mobile applications, or mini apps. As part of the application process, the prospective borrower is asked to provide necessary personal details. The specific personal details required typically include PRC identity card information, bank account information and bank card information.

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

Stage 4: Approval and Funding

The funding source for the financial services business now includes investments from institutional funding partners only. Among the borrowers who have already obtained our preliminary credit assessment and approval, we will refer qualified borrowers to our institutional funding partners based on their specific requirements of borrower profiles. The institutional funding partners will then review the credit application and our preliminary credit assessment of the borrower introduced by us in accordance with their own credit assessment standards and decide if to approve or decline the loan application. Meanwhile, we also refer some of the selected qualified borrowers to our own subsidiaries for loan funding services directly. Once the borrower’s credit application is approved, the loan agreement between the borrower and our institutional funding partner will be signed on our platform, and our institutional funding partner will then directly disburse the loan amount to the borrower’s bank account.

Stage 5: Servicing and Collections

We and the VIEs assist our institutional funding partners in the loan collection services upon their request. If requested, we utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform or a payment platform delegated by the institutional funding partners. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages or phone calls on the day a repayment is due. Once a repayment is past due, we send additional reminder text messages and initiate the collection process once a loan is fifteen days delinquent. To facilitate repayment, the collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages are sent to a delinquent borrower as soon as the collection process commences, and if the payment is still outstanding, a phone call will be made to further the collection process. Although most stages of the collection process are outsourced to our affiliate, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while the collection teams of our affiliate have the discretion to make decisions for the loans that are below such threshold. The collection team also pays close attention to borrowers who are more than 90 days overdue or with weak repayment willingness or fraud suspicion. And through cooperating with professional law firms nationwide, the collection team files lawsuits to the corresponding courts to ensure the compliance of the collection. Juridical conciliation is also an acceptable approach which can accelerate the process of those borrowers’ repayment. With the growing penetration of AI application across various business operations, our collection process is now partially automated and driven by our AI systems.

Insurance Brokerage Business

We operate our insurance brokerage business through Hexiang Insurance Brokers, a nationwide insurance brokerage company that provides a variety of high-quality insurance services and products to individuals and institutional clients. Hexiang Insurance Brokers provides insurance brokerage services to both retail and institutional clients. As of December 31, 2024, Hexiang Insurance Brokers had established 32 offline branches nationwide and offered over 1,000 insurance products from over 100 insurers, and served 1,397,597 individual clients and 134,522 institutional clients.

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

Consumption and Lifestyle Business and Others

We aim to better serve our existing clients and enhance their overall well-being, while fostering increased user engagement and long-term value. To accomplish this objective, we, through our subsidiaries and the VIEs, have been offering a range of selective non-financial products and services to fulfill various consumer needs and explore additional service demands, aimed at elevating the customer experience. These offerings span in multiple sectors, such as various membership upgraded services, mini digital games, daily necessities, beauty products, and healthcare products and services. In the first quarter of 2023, we re-categorized these non-financial products and services primarily offered through Yixianghua and Yiren Select into a new business segment, namely the Consumption and Lifestyle Business and Others, to better capture its business nature.

Meanwhile, as the revenue from consumption and lifestyle services has increased and that from wealth solutions decreased due to our strategic shift towards offering non-financial products and services, the revenue generated from wealth solutions has been re-categorized as “others” within our net revenue under our consolidated financial statements included elsewhere in this annual report.

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

Proprietary Fraud Detection System

Our company and the VIEs use a proprietary fraud detection system, which is part of our larger risk management system, to identify and reject potential borrower applications. Our system leverages advanced AI capabilities by combining quantitative modeling, big data technologies, cutting-edge tools such as knowledge graphs, large language models (LLMs) and third-party services. The quantitative modeling aspect of our fraud detection system utilizes a robust big data platform, enabling the identification of potential inconsistencies in borrower applications. AI-driven big data techniques enhance the process by analyzing vast datasets, detecting patterns, and identifying anomalies with greater accuracy, while the integration of knowledge graphs and LLMs adds depth to our understanding of relationships and context in the data, ultimately improving the system’s ability to flag fraudulent activities. The internet technology aspect includes IP verification and monitoring. Additionally, we employ third-party services to check the online behavior of potential borrowers and utilize government agency open databases to cross-check identity card numbers against known criminals. We maintain a blacklist of fraudulent borrowers.

Proprietary Credit Scoring Model and Loan Qualification System

Our company and the VIEs have established a credit assessment module to assess the credit quality of borrowers. After obtaining a borrower’s consent, we collect the borrower’s internal and external information, which derives a number of variables from varied dimensions through our data analysis systems. Different scoring models are established and developed based on features of particular products and borrowers to generate accurate assessment of the borrower’s credit status. Given CreditEase’s nearly two-decade experience and expertise in risk management and the considerable data pools it has accumulated, our relationship with CreditEase allows us to further improve our credit scoring models and enhance our capabilities of accurate risk control.

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

We allow prospective borrowers who initially fail to meet our borrower criteria to reapply for a loan after a certain period of time, typically ranging from 30 to 90 days, if they are able to demonstrate a verifiable improvement in the criteria that impact their scores. For prospective borrowers that we determine present a fraud risk, reapplications are never permitted.

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

Our Risk Management Division and Credit Assessment Team

We have an independent risk management division dedicated to analyzing loan performance, validating credit models, and assessing credit decision outcomes. This division plays a key role in various risk management activities, including reporting on performance trends, monitoring loan concentrations and stability, conducting economic stress tests on loans, auditing loan decisions made by our credit assessment team, and performing peer benchmarking and external risk assessments.

Our credit assessment team members are responsible for analyzing loan applications, as well as assisting with fraud detection and borrower verification. They leverage both skills acquired through training and hands-on experience, as well as our proprietary AI system, to evaluate loans based on direct communication with potential borrowers.

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

Our Technology

We believe our technology platform is a competitive advantage and an important reason that borrowers and clients utilize our marketplace. Key features of our technology platform include:

●	AI-powered system and data-driven services. Our company and the VIEs have developed a proprietary AI-powered system to provide automated KYC and digital customer services that match customers’ credit performance, risk appetite and financial objectives with proper solutions. In the first half of 2023, we initiated our AI Lab project to deepen our commitment to technological innovation, empowering a range of business areas. By employing advanced LLMs, we have automated and streamlined various business operations, including marketing, customer service, risk management, and loan collections. Our actions have involved developing and upgrading Interactive Voice Response (IVR) systems, improving automation in marketing and loan collections, and developing quality inspection robots for real-time/offline use, ensuring stringent compliance in our business practices. Additionally, we developed the AI-Generated Content (AIGC) platform to quickly create images and videos for marketing purposes. These efforts have delivered efficient and secured services to our customers, highlighting our commitment as a leading AI-driven platform. Moreover, we have also recently integrated our system with DeepSeek’s advanced model to further improve our capabilities in in-depth analysis and decision-making.
●	Proprietary fraud detection. Our company and the VIEs use a combination of current and historical data obtained during the application process, third-party data and sophisticated analytical tools to help determine an application’s fraud risk. High risk applications are subject to further investigation. In cases that fraud is confirmed, the application is cancelled, and we identify and flag characteristics of the loan to help refine our fraud detection efforts.
●	Highly automated process. Our company and the VIEs offer a fast and easy-to-use online application process and provide users with access to live support and online tools throughout the process and for the lifetime of the products. Our platform covers all stages of the customer life cycle: application; verification; credit assessment and decisioning and funding; and servicing and collections. Our web and mobile based platforms also provide a superior customer experience.
●	Mobile applications. Our company and the VIEs have developed different user-friendly mobile applications for borrowers and clients of our financial services business, insurance brokerage business, and consumption and lifestyle business, which enable them to access our platforms at any time or location that is convenient.

●	Scalable platform. Our platform is built on a distributed, load-balanced computing infrastructure, which is both highly scalable and reliable. The infrastructure can be expanded easily to meet increasing data storage needs and user traffic. Our company and the VIEs have designed a unified platform, which administrates all systems and servers and can reconfigure or redeploy systems or servers automatically whenever needed. We utilize advanced testing technologies to offer comprehensive quality data tracking throughout each product iteration cycle, ensuring that each innovation is grounded on a robust data foundation. Our coverage assessment techniques not only scrutinize every aspect of the product but also leverage data-driven insights to precisely illustrate the product’s overall quality.
●	Data security. Our network is configured with multiple layers of security to isolate our databases from unauthorized access, and our company and the VIEs use sophisticated security protocols for communication among applications. To prevent unauthorized access to our system, we utilize a system of firewalls and also maintain a perimeter network, or a demilitarized zone, to separate our external-facing services from our internal systems. Our entire website and public and private APIs use the Secure Sockets Layer networking protocol.
●	Stability. Our company and the VIEs have multiple layers of redundancy to ensure the reliability of our network. We also have a working data redundancy model with comprehensive backups of our databases and our development environment conducted every day.

Product Development

Our company and the VIEs constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our clients.

From a financial services perspective, as we continue to optimize our product offerings, we are developing a more diversified range of credit products tailored to meet the specific needs of our target borrowers and institutional funding partners, all at competitive prices in line with updated regulatory guidelines. As our marketplace grows, we have enhanced our ability to offer risk-based loan pricing. For instance, we have introduced lower-priced loan products and regularly adjust our pricing strategy as we shift towards serving a higher-quality customer segment in response to regulatory directives. Moving forward, we will continue to diversify our product offerings and strengthen synergies across our various business lines.

In the insurance brokerage business, we remain committed to driving innovation and customization in our product offerings as we expand our client base and strengthen partnerships with external stakeholders. We closely monitor both domestic and international markets, continually introducing new insurance products that target low-penetration segments with high growth potential. For example, since the second half of 2022, we have been offering overseas engineering liability insurance services to address the growing security needs of engineering projects in Belt and Road countries. Additionally, since 2022, we have introduced “New Citizen” insurance services, designed to meet the protection needs of flexible workforce members and part-time workers who are not covered by traditional social security systems. In 2024, we expanded our reach by launching online channels, including social media platforms, to offer more flexible insurance products, such as healthcare and retirement plans.

In the consumption and lifestyle business, we continue to enhance our product and service offerings to better meet the diverse needs of our customers across various life scenarios. As we refine our customer segmentation and optimize our customer mix, we are strategically scaling back the offering of historical and existing products. This shift allows us to focus on studying and analyzing the profiles and needs of our newly upgraded customer group, enabling us to develop tailored products that more effectively address their requirements.

Brand Promotion

Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers and clients. We believe reputation and word-of-mouth drive continued organic growth in our businesses. Meanwhile, we are enhancing our public exposure by providing transparent and prompt information disclosures, and building trust through our consistency in service quality, compliance, and transparency. Moreover, we have been expanding our engagement with customers, the public, and the industry through various channels such as media outlets, social media platforms, and third-party industry agents. Our brand has been increasingly recognized by the industry for its technological advancements, service capabilities, growth momentum, and contributions to social responsibility. For example, Yiren Digital was named as one of the Top 100 Annual Growth Public Companies of 2023 in December 2023 by Snowball Finance (Xueqiu), the renowned investor community in China, following its receipt of the 2023 Annual Digital Inclusive Finance Excellence Award from reputable institutions, including the China Digital Index Research Institute and the Shanghai Finance and Development Laboratory. Yiren Digital was also honored as the Inclusive Finance Institution of the Year at the 9th Beijing Financial Forum in December 2023. In 2024, our company rebranded its Chinese name from “Yiren Jinke” to “Yiren Zhike,” with the word “Jin” meaning “finance” and the word “Zhi” meaning “intelligence,” reflecting our commitment to developing and leveraging AI technology innovation to serve our customers and clients. More recently, Yiren Digital earned its place in the China Artificial Intelligence Industry Alliance.

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

For our consumption and lifestyle business, we fully embrace AI to offer selected high-quality products and services that align with our customers’ preferences. Our primary goal in this segment is to enhance user experience and engagement, thereby increasing the long-term value of our existing customers through enriched products and upgraded services. We are currently scaling back product offerings in our consumption and lifestyle business and conducting a strategic review on how to better serve customers following the upgrade of our borrower segment and optimization of borrower profiles.

Intellectual Property

Our company and the VIEs regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-competition agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, our subsidiaries and the VIEs had 460 registered trademarks with the Trademark Office of the National Intellectual Property Administration.

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

As an AI-driven one-stop select financial and lifestyle services platform in China, our company and the VIEs are regulated by various government authorities, including, among others:

●	the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;
●	the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing; and
●	the National Administration of Financial Regulation, or the NFRA, is formed in May 2023 on the basis of and replacing the previous China Banking and Insurance Regulatory Commission as China’s new financial regulator. The NFRA is in charge of regulating the financial industry, with the exception of the securities sector. It will take over certain functions of the PBOC and the CSRC.

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

Industry Catalog and Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by three principal legal documents: (i) the Provisions for Guiding the Foreign Investments Direction promulgated by the State Council on February 11, 2002, pursuant to which foreign investment projects are categorized as encouraged, permitted, restricted and prohibited; (ii) the 2024 Negative List, jointly issued by the National Development and Reform Commission, or the NDRC and MOFCOM on September 6, 2024 and effective from November 1, 2024, which sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements and provides that foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the 2024 Negative List and shall not engage in the prohibited activities listed in the 2024 Negative List; and (iii) the Catalog of Industries for Encouraged Foreign Investment (2022 Edition), or the Encouraged Catalog, also jointly issued by the NDRC and MOFCOM on October 26, 2022 and effective from January 1, 2023, which sets forth the encouraged foreign investment industries. Industries not listed in the Encouraged Catalog or the 2021 Negative List are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries.

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

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended respectively in September 2008, February 2016 and March 2022 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China. The 2024 Negative List and Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (For-profit E-commerce Business), or the Circular 196, promulgated by MIIT in June 2015 allow a foreign investor to own more than 50% of the total equity interest in an online data processing and transaction business (e-commerce business). In April 2024, the MIIT issued the Circular on Launching the Pilot Program for Expanding the Opening-up of Value-Added Telecommunications Services, or Circular 107, pursuant to which foreign investors are allowed to establish wholly-owned subsidiaries to operate certain value-added telecommunications services, including Internet Data Center (IDC), Content Delivery Network (CDN), Internet Access Service (ISP), Online Data Processing and Transaction Processing, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video, and internet culture), as well as information protection and processing services in four regions: Comprehensive Demonstration Zone for Expanding Opening up in the Service Sector in Beijing, the Lingang New Area of the China (Shanghai) Pilot Free Trade Zone and the Leading Area for Socialist Modernization Construction, the Hainan Free Trade Port, and the Pilot Demonstration Area of Socialism with Chinese Characteristics in Shenzhen.

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

The Interim Measures for the Supervision and Administration of Micro-lending Companies, or the Micro-lending Companies Interim Measures, was issued by the NFRA and came into effect on December 31, 2024. These Measures are designed to regulate the operations of micro-lending companies, including online micro-lending companies, to strengthen supervision, prevent and resolve risks, and promote the stable and healthy development of the industry. For example, (i) with respect to scop of business and operation, all micro-lending companies are required to obtain approval from provincial-level financial regulatory authorities to conduct business; online micro-lending companies must conduct core business processes, including loan application, risk review, approval, disbursement, and recovery, entirely online; (ii) in terms of loan limits and restrictions, micro-lending companies are required to limit the loan balance to any single borrower to no more than 10% of the company’s net assets of the previous year-end while for a single borrower and its associated parties, the loan balance cap is 15%; online micro-lending companies are further restricted to a maximum loan balance of RMB200,000 for individual consumer loans and RMB10.0 million for business operation loans per borrower; (iii) micro-lending companies must not outsource core businesses such as credit review and risk control and they are prohibited from co-funding loans with unlicensed entities or collaborating with institutions lacking proper financing guarantee or insurance qualifications. When co-funding loans with commercial banks, online micro-lending companies must contribute at least 30% of the loan amount; (iv) on funding sources, micro-lending companies may raise funds through bank loans, shareholder loans, bond issuance, and asset securitization. However, non-standardized funding (e.g., bank and shareholder loans) is capped at one time the company’s net assets of the previous year-end, while standardized funding (e.g., bonds and securitization) is capped at four times.

On April 1, 2025, the NFRA issued the Notice on Strengthening the Management of Commercial Banks’ Internet Loan Facilitating Business and Enhancing the Quality and Efficiency of Financial Services, which will take effect on October 1, 2025. The notice imposes stricter regulatory requirements on loan facilitation companies’ cooperation with commercial banks in internet loan facilitation business. Specifically, loan facilitation companies must meet the commercial banks’ enhanced access standards and undergo thorough due diligence. They are also required to adhere to transparent fee structures and are prohibited from charging borrowers additional fees or inappropriately intervening in the banks’ loan approval processes. On the other hand, the notice urges commercial banks to publicly disclose all platform operators and credit enhancement service providers the banks cooperate with. Commercial banks are required to add enhance-credit service fees into the comprehensive financing cost on borrowers, which shall be compliant with legal upper limit. The notice further requires that if commercial banks pay cooperation fees based on the actual interest percentage, the payment schedule made to platform operators and credit enhancement service providers should match with the schedule of loan principal recovery.

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

On September 8, 2024, the State Council issued the Opinions on Strengthening Regulation, Preventing Risks, and Promoting High-Quality Development of the Insurance Industry. These Opinions emphasize that insurance institutions, including insurance intermediaries shall operate in a compliant, transparent, and risk-controlled manner. For example, insurance institutions must meet stricter requirements regarding their qualifications, financial health, and operational capabilities and shall conduct stringent review on shareholders’ backgrounds. Insurance institutions are urged to strengthen their corporate governance and asset-liability management, to enhance product suitability and sales practice, and to implement stricter measures to prevent insurance fraud.

We acquired, through Yiren Financial Information, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance Brokers, in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers and its wholly owned subsidiary, Heanjun (which was deregistered in 2024), have become the wholly owned subsidiaries of Yiren Financial Information in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then. Hexiang Insurance Brokers sells various health and life insurance products and property and casualty insurance products on behalf of insurance companies, and earns brokerage commissions determined as a percentage of premiums paid by the policy holder. We have identified our promise to sell insurance policies on behalf of an insurance company as the performance obligation in our contracts with the insurance companies. Hexiang Insurance Brokers has obtained the License for Professional Insurance Intermediaries.

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

The CBIRC issued the Administrative Measures for Information Disclosure of Life Insurance Products in November 2022, and issued the Information Disclosure Rules for One-Year-Above Life Insurance Products on December 30, 2022, both of which prescribe for disclosure requirements for life insurance and came into effect on June 30, 2023.

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

In September 2023, the NFRA promulgated the Measures for the Administration of Insurance Sales Activities, which came into force on March 1, 2024. These Measures categorizes insurance sales activities of insurance companies and insurance intermediaries, including insurance agency companies, into three phases namely pre-sales, in-sales, and post-sales activities, sets forth varied regulatory requirements on insurance sales activities in each phase: (1) for pre-sales phase, insurance intermediaries companies shall not engage in insurance sales activities beyond the approved business scope and regional scope; insurance intermediaries companies shall assume the primary management responsibility for the insurance sales promotion information released by its sales personnel; (2) for in-sales phase, insurance intermediaries companies shall not enter into insurance contracts with their clients using methods such as compulsory tie-in sale or default check on web pages; (3) for post-sales phase, insurance intermediaries companies shall establish archives management rules, properly maintain business archives, account books, business ledgers, personnel archives, client materials and audio-visual materials, electronic data, and other archive materials generated during traceability management.

On July 17, 2024, the NFRA promulgated the Notice on Strengthening and Improving the Regulation of Internet Property Insurance Business, or the Notice, imposing stricter requirements on internet property insurance business to ensure data security, consumer protection, and compliance with technological and operational standards. The Notice requires that, among other things, insurance intermediaries conducting intermediary business related to internet property insurance must meet certain conditions. The Notice urges property insurance companies to select their partners with due care, and prohibits insurance companies from delegating core business processes that affect risk management entirely to cooperating institutions, nor may they rely solely on data from cooperating institutions for risk identification, assessment, and control. On the other hand, the Notice obligates insurance intermediaries to provide core information related to property insurance business, including customer information, risk control data, and anti-money laundering data, to the cooperating property insurance companies.

We acquired, through Yiren Financial Information, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance Brokers, in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers and its wholly owned subsidiary, Heanjun (which was deregistered in 2024), have become the wholly owned subsidiaries of Yiren Financial Information in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then.

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

Regulations on Artificial Intelligence

On May 8, 2015, the State Council issued a notice promulgating the Made in China 2025 Plan, which came into effect on the same day. The Made in China 2025 Plan emphasizes the acceleration of the promotion of the integrated development of new generation information technology and manufacturing technology, and regards intelligent manufacturing as the main direction of the comprehensive integration of informatization and industrialization. Meanwhile, it is underlined that efforts should be made to develop intelligent equipment and intelligent products, promote intelligent production processes, cultivate new production methods, and comprehensively enhance the intelligent level of research and development, production, management and service of enterprises.

On July 8, 2017, the State Council issued the Development Plan of a New Generation of Artificial Intelligence. The plan outlines three strategic steps in developing a new generation of artificial intelligence technology, and set goals to have China’s artificial intelligence technology reach a leading level in the world and become one of the major artificial intelligence innovation centers globally.

On August 1, 2019, the Ministry of Science and Technology issued Guidelines for the Construction of the National New Generation of AI Open Innovation Platform, emphasizing that “open and sharing” should be the important philosophy in promoting artificial intelligence innovation and industry development in China, and encouraged to open innovation platforms for companies to conduct testing, thereby forming standard and modularized models, middleware and applications to provide services to the public in the form of open interfaces, model libraries, algorithm packages, etc.

The Guidelines for the Construction of the New Generation of National Artificial Intelligence Innovation and Development Pilot Zone, which were promulgated by the Ministry of Science and Technology on August 29, 2019 and last amended on September 29, 2020 and came into effect on the same day, underlines the need to create an environment conducive to the innovation and development of artificial intelligence, to promote the construction of artificial intelligence infrastructure and strengthen the conditional support for the innovation and development of artificial intelligence.

The Interim Measures for the Management of Generative Artificial Intelligence Services, which were promulgated by the CAC together with other government authorities on July 10, 2023 and came into effect on August 15, 2023, specify the compliance requirements for generative artificial intelligence service providers. Individuals or organizations that provide generative artificial intelligence services, such as texts, images, audio, video, and other content shall bear the responsibility of network information content producers to fulfill obligations related to network information security and shall bear the responsibility of personal information processors to protect personal information. Generative artificial intelligence service provider with public opinion attributes or social mobilizing ability shall carry out security assessments in accordance with the regulations of the PRC and shall perform the procedures for algorithm filing, alteration and deregistration in accordance with the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation.

On February 28, 2024, the National Information Security Standardization Technical Committee issued the Basic Requirements for the Security of Generative Artificial Intelligence Services, or the Basic Requirements. The Basic Requirements aim to clarify the basic security requirements for generative artificial intelligence services, including the security of training data, model security, security measures, etc., and provide the requirements for security assessment. The Basic Requirements also put forward the basic security requirements that generative artificial service providers need to follow. When generative artificial service providers go through the filing formalities in accordance with relevant requirements, they should conduct a security assessment according to the requirements of the Basic Requirements and submit the assessment report.

On September 14, 2024, the CAC issued the Labeling Artificial Intelligence Generated Synthetic Contents (Draft for Comment), which if becoming effective will further specify the marking obligation of the generative artificial intelligence providers, the types of marking, the scenarios and methods for marking deployment etc.

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

In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011 and December 2024. Pursuant to these measures, “internet information services” refer to provision of internet information to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must obtain an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China. The ICP License has a term of five years and can be renewed within 90 days before expiration.

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

In December 2024, the SAMR published the Interim Measures for Network Transaction Enforcement Assistance, which took effect on January 20, 2025, which mandate that platform operators provide necessary information to assist in investigations.

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

The SAMR published the Guidelines for Regulatory Enforcement concerning the Identifiability of Internet Advertising on August 22, 2024, or the Guidelines, which provide guidance on enhancing the identifiability of Internet advertisement. For example, the Guidelines provide that it is non-compliant to publish any bidding-ranking products and services, “soft text advertisement” in forms of knowledge introduction, experience sharing, or user evaluation along with shopping links, advertisements in information streams, without conspicuously marked as “advertisement”. Internet advertisement publishers are encouraged to disclose the advertiser while prominently indicating advertisement. On December 31, 2021, seven ministries and commissions including the PBOC issued the Measures for Administration of Online Marketing of Financial Products (Draft for Comments), which if becoming effective will regulate online marketing of financial products by financial institutions or internet platform operators engaged by such financial institutions. Pursuant to this draft, financial institutions shall not engage other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations.

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

On September 24, 2024, the State Council issued the Administrative Regulation on Network Data Security, which became effective on January 1, 2025. According to the Administrative Regulation on Network Data Security, cyber data processors engaging in data processing activities that affect or may affect national security shall, in accordance with relevant state provisions, apply for cybersecurity review with the Office of Cybersecurity Review.

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

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report, we had 460 registered trademarks with the Trademark Office of the National Intellectual Property Administration.

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

If the consolidated variable interest entities or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of such consolidated variable interest entities were to refuse to transfer their equity interest in such consolidated variable interest entities, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

The following diagram illustrates our corporate structure, including our subsidiaries, the consolidated variable interest entities, and our consolidated assets backed financing entities, as of the date of this annual report:

Notes:

(1)	The shareholders of CreditEase Puhui are Mr. Ning Tang and Ms. Mei Zhao, each holding 99% and 1% of CreditEase Puhui’s equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Mei Zhao is one of our employees.

(2)	The shareholders of Yiren Financial Information are Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang and Ms. Yan Tian, each owning 95%, 3.8% and 1.2% of Yiren Financial Information’s equity interest, respectively. The shareholders of Pucheng Credit Assessment and Management (Beijing) Co., Ltd. are Mr. Ning Tang and Ms. Yan Tian, ultimately owning 95% and 5% of its equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Yan Tian is a third-party individual designated by CreditEase.

Contractual Arrangements with the Consolidated Variable Interest Entities

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Yiren Financial Information and CreditEase Puhui, which we conduct the business operations through a series of contractual arrangements. These contractual arrangements allow us to:

●	conduct the business operations of Yiren Financial Information and CreditEase Puhui;
●	receive substantially all of the economic benefits of Yiren Financial Information and CreditEase Puhui; and
●	have an exclusive option to purchase all or part of the equity interests in Yiren Financial Information and CreditEase Puhui when and to the extent permitted by PRC law.

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

Before our business restructuring with CreditEase in December 2020, we also conducted those activities through Hengcheng, which we conducted the business operations until December 31, 2020 through a series of contractual arrangements. These contractual arrangements allowed us to:

●	conduct the business operations of Hengcheng;
●	receive substantially all of the economic benefits of Hengcheng; and
●	have an exclusive option to purchase all or part of the equity interests in Hengcheng when and to the extent permitted by PRC law.

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

Amended and Restated Loan Agreements. Pursuant to the amended and restated loan agreements between Hengyuda and the shareholders of Yiren Financial Information, Hengyuda agreed to provide loans of RMB1.9 million, RMB0.6 million and RMB47.5 million to Mr. Ning Tang, Mr. Yan Tian and Pucheng Credit Assessment and Management (Beijing) Co., Ltd., respectively, solely for the capitalization of Yiren Financial Information. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Yiren Financial Information to Hengyuda or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Hengyuda. In the event that shareholders sell their equity interests to Hengyuda or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hengyuda as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Yiren Financial Information and Hengyuda elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

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

Loan Agreements. Pursuant to the loan agreements between YouRace Hengchuang and the shareholders of CreditEase Puhui, YouRace Hengchuang agreed to provide loans in an aggregate amount of RMB30.0 million to the shareholders of CreditEase Puhui solely for the capitalization of CreditEase Puhui. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in CreditEase Puhui to YouRace Hengchuang or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to YouRace Hengchuang. In the event that shareholders sell their equity interests to YouRace Hengchuang or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to YouRace Hengchuang as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in CreditEase Puhui and YouRace Hengchuang elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

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

D.Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising 1,935.6 square meters in Beijing, China. Our company and the VIEs have leased additional office spaces of 4,396.4 and 4,466.6 square meters in Beijing and other cities in China, respectively. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in April 2028. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have a three-year term. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

We are currently primarily engaged in the operation of our financial services business, insurance brokerage business and consumption and lifestyle business in China. In 2024, the majority of our revenues were generated from our financial services business, which included (i) loan facilitation service fees paid by institutional partners for our technology-enabled borrower acquisition services; (ii) post origination service fees paid by institutional partners for our post-origination loan management and collection services; (iii) financing service fees paid by borrowers for loans funded by our subsidiaries; (iv) guarantee service fees paid by borrowers for loans guaranteed by our subsidiaries; and (v) revenue from other financial services, such as referral services related to borrower referral for other loan platforms. Our insurance brokerage business generates revenues primarily from insurance commission fees paid by insurance companies when clients purchase insurance products through Hexiang Insurance Brokers. Our consumption and lifestyle business generates revenues primarily from sales of non-financial products and services on e-commerce platforms such as Yixianghua and Yiren Select.

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

For our financial services business, our company and the VIEs attract borrowers through online channels, such as social media platforms, search engine marketing, search engine optimization, mobile application downloads through major application stores, as well as various marketing campaigns and membership services. For our insurance brokerage business, we acquire clients through a variety of sources, such as online direct marketing, CreditEase ecosystem, member referral, channel partnership and social media platforms. For our consumption and lifestyle service business, we primarily serve our existing customers from other business lines.

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

We have provided guarantee services in connection with some of the loans facilitated on our marketplace by institutional funding partners, through two of our wholly owned subsidiaries, Fujian Jiaying and Chongqing Jintong. We also provide back-to-back guarantee services to Chongqing Jintong and third party guarantee companies for some loans facilitated under our risk-taking model.

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

From a financial services perspective, as we continue to optimize our product offerings, we are developing a more diversified range of credit products tailored to meet the specific needs of our target borrowers and institutional funding partners, all at competitive prices in line with updated regulatory guidelines. As our marketplace grows, we have enhanced our ability to offer risk-based loan pricing. For instance, we have introduced lower-priced loan products and regularly adjust our pricing strategy as we shift towards serving a higher-quality customer segment in response to regulatory directives. Moving forward, we will continue to diversify our product offerings and strengthen synergies across our various business lines.

In the insurance brokerage business, we remain committed to driving innovation and customization in our product offerings as we expand our client base and strengthen partnerships with external stakeholders. We closely monitor both domestic and international markets, continually introducing new insurance products that target low-penetration segments with high growth potential. For example, since the second half of 2022, we have been offering overseas engineering liability insurance services to address the growing security needs of engineering projects in Belt and Road countries. Additionally, since 2022, we have introduced “New Citizen” insurance services, designed to meet the protection needs of flexible workforce members and part-time workers who are not covered by traditional social security systems. In 2024, we expanded our reach by launching online channels, including social media platforms, to offer more flexible insurance products, such as healthcare and retirement plans.

In the consumption and lifestyle business, we continue to enhance our product and service offerings to better meet the diverse needs of our customers across various life scenarios. As we refine our customer segmentation and optimize our customer mix, we are strategically scaling back the offering of historical and existing products. This shift allows us to focus on studying and analyzing the profiles and needs of our newly upgraded customer group, enabling us to develop tailored products that more effectively address their requirements.

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

For our consumption and lifestyle business, we fully embrace AI to offer selected high-quality products and services that align with our customers’ preferences. Our primary goal in this segment is to enhance user experience and engagement, thereby increasing the long-term value of our existing customers through enriched products and upgraded services. We are currently scaling back product offerings in our consumption and lifestyle business and conducting a strategic review on how to better serve customers following the upgrade of our borrower segment and optimization of borrower profiles.

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

Loan Performance Data

Delinquency Rates

As of December 31, 2024, the delinquency rates for loans under our loan facilitation model, except loans originating outside mainland China, that are past due for 1-30 days, 31-60 days and 61-90 days are set forth below:

	Delinquent for
	1-30 days	31-60 days	61-90 days
All Loans
December 31, 2022	1.7%	1.2%	1.1%
December 31, 2023	2.0%	1.4%	1.2%
December 31, 2024	1.6%	1.2%	1.1%

30+ Days Delinquency Rates

To more effectively capture fluctuations in the credit risk profiles of borrowers on our platform, we have utilized the 30+ delinquency rate as a key metric since the second quarter of 2024. This measure provides earlier visibility into emerging risks associated with borrower performance.

The 30+ days delinquency rate by vintage refers to the outstanding principal balance of loans facilitated over a specified period that are more than 30 days past due, as a percentage of the total loans facilitated during that same period.

The following chart displays the 30+ Days Delinquency Rates by vintage as of December 31, 2024, for loans facilitated under our loan facilitation model, except loans originating outside mainland China, for each of the months shown:

30+ Days Delinquency Rates

M3+ Net Charge-off Rates

We currently define M3+ Net Charge-off Rate, with respect to loans facilitated during a specified time period, which we refer to as a vintage, as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total principal of recovered past due payments in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage.

The following chart displays the historical lifetime cumulative M3+ Net Charge-off Rates by vintage as of December 31, 2024, for loans facilitated under our loan facilitation model, except loans originating outside mainland China, for each of the months shown:

Cumulative M3+ Net Charge Off Rates

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

Selected Statements of Operations Items

Net revenue

Our net revenue consists of revenue from loan facilitation services, post-origination services and guarantee services in connection with loans funded by third-party institutions, financing services in connection with loans funded by our subsidiaries (and consolidated entities in 2022), insurance brokerage services, electronic commerce services, and others. The following table sets forth the breakdown of our net revenue, both in an absolute amount and as a percentage of our total net revenue, for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	1,362,685	39.7	2,240,852	45.8	2,721,389	372,829	46.9
Post-origination services	204,336	5.9	17,203	0.4	5,957	816	0.1
Guarantee services	10,999	0.3	50,865	1.0	429,299	58,814	7.4
Financing services	278,783	8.1	55,974	1.1	93,239	12,774	1.6
Insurance brokerage services	731,797	21.3	963,822	19.7	408,369	55,946	7.0
Electronic commerce services	302,896	8.8	1,267,104	25.9	1,865,621	255,589	32.1
Others	543,124	15.9	299,813	6.1	282,027	38,637	4.9
Total net revenue	3,434,620	100.0	4,895,633	100.0	5,805,901	795,405	100.0

Loan facilitation, post-origination and guarantee service fees

We provide loan facilitation services to third-party institutional funding partners and borrowers. The loans funded by these third parties are primarily unsecured small revolving loans and small business loans. For more details of these loan products, please see “Item 4. Information on the Company—B. Business Overview—Financial Services Business—Our Loan Products.” For these loans, we receive from the third-party funding partners, guarantee companies, and borrowers if any, (i) the loan facilitation service fees for our technology-enabled borrower acquisition services, (ii) the post-origination service fees for our post-origination loan management and collection services, including payment reminder services, payment collection services, overdue payment monitoring services, and lawsuit filing services under certain circumstances, among others, and (iii) the guarantee service fees for guarantee services provided to borrowers, if any.

All of the loan products facilitated by us feature fixed monthly payments. After our third-party funding partners, and guarantee companies if any, receive the principals, interests and guarantee service fees from the borrowers in monthly installments, they will in turn pay us the service fees according to the settlement agreed period.

We recognize revenue when (or as) we satisfy the service performance obligation by transferring a promised service to a customer. Revenues from loan facilitation services are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the loan facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenue from guarantee services is recognized on a straight-line basis over the term of the guarantee liability. As these services are provided in respect of loans funded by third parties, we only recognize such service fees as revenue, and do not record the principal and interest amounts of loans provided by such third-party funding partners on our consolidated balance sheet.

The respective rate of loan facilitation service fees and post-origination service fees that we charge varies mainly depending on the different risk grade of the loans facilitated. For loans within the same risk grade, the fee rate also varies depending on the different terms of the loans and different repayment schedules. In 2022, 2023 and 2024, our weighted average service fee rate for our loan facilitation services and post-origination services was 7.0%, 7.5% and 7.9%, respectively. The increase in the weighted average fee rate from 2022 to 2024 was primarily due to a longer average maturity term.

We have implemented and will continue to implement a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace.

Financing service fees

We also offer loans funded by our subsidiaries and charge financing service fees that consist of interest income charged from borrowers. In 2022, subsidiaries of the consolidated variable interest entities, such as microloan companies and financial leasing companies, also provided loans to borrowers using their own capital. The loans funded by these entities were primarily auto-secured loans and property-secured loans. We recognize the financing services revenue over the lifetime of the loans using the effective interest method. The principal and interests of such loans are recorded on our consolidated balance sheet.

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

Electronic commerce services fees.

We generate revenue from sales of products and services provided on our comprehensive life service platform.

Others.

We also charge referral service fees, penalty fees for loan prepayment and late payment, and other service fees, such as technical support services provided to the third party companies. We refer potential borrowers to third-party companies and related parties and charge them a fixed rate on certain criteria (principal amount, investment amount, click amount, etc.). Revenue from referral services is recognized when successful referrals are completed. Penalty fees are calculated as a certain percentage of past due amounts in the case of late payment, or a certain percentage of the contract amounts in case of prepayment, and we recognize the relevant revenue when the fees are received. We provide technical support services to the third party companies by authorizing the use of our proprietary software systems and the technical service revenue is recognized at a fixed rate based on usage volume.

Operating Costs and Expenses

Our operating costs and expenses consist of sales and marketing expenses, origination, servicing and other operating costs, research and development expenses, general and administrative expenses, provision for contingent liabilities and allowance for contract assets, receivables and others.

The following table sets forth our operating costs and expenses, both in an absolute amount and as a percentage of our total operating costs and expenses, for the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing	573,974	29.2	656,603	28.5	1,196,429	163,910	28.8
Origination, servicing and other operating costs	776,841	39.6	976,172	42.5	882,957	120,965	21.2
Research and development	151,924	7.8	148,754	6.5	411,876	56,427	9.9
General and administrative	271,794	13.8	231,135	10.0	274,673	37,629	6.6
Provision for contingent liabilities	21,501	1.1	27,035	1.2	869,280	119,091	20.9
Allowance for contract assets, receivables and others	166,722	8.5	261,152	11.3	523,622	71,736	12.6
Total operating costs and expenses	1,962,756	100.0	2,300,851	100.0	4,158,837	569,758	100.0

Sales and marketing expenses. Sales and marketing expenses consist primarily of variable marketing expenses, including those related to borrower and client acquisition and retention and general brand and awareness building.

The following table presents the sales and marketing expenses allocated to each business segment, both in an absolute amount and as a percentage of total sales and marketing expenses, during the periods indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Sales and marketing expenses:
Financial services business	383,950	66.9	498,055	75.8	1,102,737	151,074	92.2
Insurance brokerage business	17,417	3.0	12,887	2.0	13,706	1,878	1.1
Consumption & lifestyle business and others	172,607	30.1	145,661	22.2	79,986	10,958	6.7
Total sales and marketing expenses	573,974	100.0	656,603	100.0	1,196,429	163,910	100.0

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

Provision for contingent liabilities. Provision for contingent liabilities is the expected future net-payout for loans facilitated under our risk-taking model where we reimburse the loan principal and interest to the financial institution partners upon borrower’s default.

Allowance for contract assets, receivables and others. Allowance for contract assets, receivables and others is the credit loss of contact assets, which represents our right to consideration in exchange for services that we had transferred to the customer before payment was due.

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

China

Generally, our subsidiaries and the consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and the status was reaffirmed in 2024. Accordingly, it has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Yiren Hengsheng, one of our PRC subsidiaries, was qualified as a “software enterprise” in March 2021 and the status was reevaluated in 2024, and accordingly has been eligible for an exemption of enterprise income tax for 2020 and 2021 and a reduced enterprise income tax at the rate of 12.5% from 2022 through 2025. However, Yiren Hengsheng’s qualification as a “software enterprise” is subject to annual evaluation by the relevant authorities in China. If Yiren Hengsheng fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Dingrui Zhijie Technology Development (Guangxi) Co., Ltd., one of our PRC subsidiaries, is a small-scale VAT taxpayer and accordingly is eligible for a reduced enterprise income tax rate of 5%. In addition, Hengyuda, one of our PRC subsidiaries, has been eligible for a reduced enterprise income tax rate of 15% since 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Announcement on Renewing the Enterprise Income Tax Policy for Great Western Development, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, the favorable tax treatments for Hengyuda are subject to an annual filing requirement. Besides, Chongqing Hengfengyi Technology Co., Ltd., Beihai Youce Yike Technology Co., Ltd., Beihai Hengze Innovation Technology Co., Ltd., and Beihai Youjia Innovation Technology Co., Ltd., as newly setup PRC subsidiaries are also eligible for a reduced enterprise income tax rate of 15% pursuant to the same set of policies and regulations applicable to Hengyuda. Beihai Youce Yike Technology Co., Ltd., Beihai Hengze Innovation Technology Co., Ltd., and Beihai Youjia Innovation Technology Co., Ltd. are also eligible for an exemption of local portion of enterprise income tax for five years since the tax year they generate their first sum of main business revenue according to the Notice on Several Policies to Promote High-Level Opening-Up and High-Quality Development of the Beibu Gulf Economic Zone in the New Era. In addition, Xinjiang Hengyu Innovation Technology Development Co., Ltd., Hesi Shengju Technology Development (Xinjiang) Co., Ltd., and Hesi Shengrui Technology Development (Xinjiang) Co., Ltd., as newly setup PRC subsidiaries are eligible for an exemption of enterprise tax for five years since the tax year they generate their first sum of production and business revenue according to the Notice on Corporate Income Tax Incentives for Newly Established Enterprises in Xinjiang’s Difficult Areas and the Kashgar and Khorgos Special Economic Development Zones. However, the relevant rules and policy initiative may change, and the favorable tax treatment under these rules is available only to companies meeting certain qualifications.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in an absolute amount and as a percentage of our net revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue (including revenue from related parties of RMB411,010, RMB141,595 and RMB32,192 for the years ended December 31, 2022, 2023 and 2024, respectively)(1)	3,434,620	100.0	4,895,633	100.0	5,805,901	795,405	100.0
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB38, RMB24 and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	(573,974)	(16.7)	(656,603)	(13.4)	(1,196,429)	(163,910)	(20.6)
Origination, servicing and other operating costs (including costs from related parties of RMB350,311, RMB324,854 and RMB283,907 for the years ended December 31, 2022, 2023 and 2024, respectively)	(776,841)	(22.6)	(976,172)	(19.9)	(882,957)	(120,965)	(15.2)
Research and development (including expenses from related parties of RMB65,268, RMB52,468 and RMB252,802 for the years ended December 31, 2022, 2023 and 2024, respectively)	(151,924)	(4.4)	(148,754)	(3.0)	(411,876)	(56,427)	(7.1)
General and administrative (including expenses from related parties of RMB35,368, RMB19,567 and RMB27,339 for the years ended December 31, 2022, 2023 and 2024, respectively)	(271,794)	(7.9)	(231,135)	(4.7)	(274,673)	(37,629)	(4.7)
Provision for contingent liabilities	(21,501)	(0.6)	(27,035)	(0.6)	(869,280)	(119,091)	(15.0)
Allowance for contract assets, receivables and others	(166,722)	(4.9)	(261,152)	(5.4)	(523,622)	(71,736)	(9.0)
Total operating costs and expenses	(1,962,756)	(57.1)	(2,300,851)	(47.0)	(4,158,837)	(569,758)	(71.6)
Interest (expense)/income, net	(26,302)	(0.8)	80,749	1.6	105,477	14,450	1.8
Fair value adjustments related to the Consolidated ABFE (2)	18,900	0.6	(50,171)	(1.0)	107,532	14,732	1.9
Other income, net (including expenses from related parties of nil, nil and RMB1,003 for the years ended December 31, 2022, 2023 and 2024, respectively)	30,921	0.9	20,000	0.4	1,848	253	—
Total other income, net	23,519	0.7	50,578	1.0	214,857	29,435	3.7
Income before provision for income taxes	1,495,383	43.6	2,645,360	54.0	1,861,921	255,082	32.1
Income tax expenses	(300,512)	(8.8)	(565,163)	(11.5)	(279,182)	(38,248)	(4.8)
Share of results of equity investees	—	—	—	—	(440)	(60)	—
Net income	1,194,871	34.8	2,080,197	42.5	1,582,299	216,774	27.3

Notes:

(1)	Net revenue is broken down as follows:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	1,362,685	39.7	2,240,852	45.8	2,721,389	372,829	46.9
Post-origination services	204,336	5.9	17,203	0.4	5,957	816	0.1
Insurance brokerage services	731,797	21.3	963,822	19.7	408,369	55,946	7.0
Financing services	278,783	8.1	55,974	1.1	93,239	12,774	1.6
Electronic commerce services	302,896	8.8	1,267,104	25.9	1,865,621	255,589	32.1
Guarantee services	10,999	0.3	50,865	1.0	429,299	58,814	7.4
Others	543,124	15.9	299,813	6.1	282,027	38,637	4.9
Total net revenue	3,434,620	100.0	4,895,633	100.0	5,805,901	795,405	100.0
(2)	We consolidated certain trusts or asset backed special plan (“ABS plan”) as a whole, which we refer to in this annual report collectively as “consolidated assets backed financing entities” or the “Consolidated ABFE.” For more information about the Consolidated ABFE, please see “Note 2—Summary of Significant Accounting Policies—Basis of consolidation” appearing in Item 18 of this annual report.

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

The table below provides a summary of our operating segment results for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Financial services business	1,959,732	2,515,119	3,473,109	475,814
Insurance brokerage business	731,797	963,822	408,369	55,946
Consumption & lifestyle business and others	743,091	1,416,692	1,924,423	263,645
Total net revenue	3,434,620	4,895,633	5,805,901	795,405
Operating costs and expenses:
Financial services business	(878,375)	(1,108,663)	(3,384,367)	(463,657)
Insurance brokerage business	(566,538)	(724,652)	(436,636)	(59,819)
Consumption & lifestyle business and others	(370,268)	(283,948)	(154,489)	(21,163)
Income from operations:
Financial services business	1,081,357	1,406,456	88,742	12,157
Insurance brokerage business	165,259	239,170	(28,267)	(3,873)
Consumption & lifestyle business and others	372,823	1,132,744	1,769,934	242,482
Total segment income from operations	1,619,439	2,778,370	1,830,409	250,766
Unallocated expenses	(147,575)	(183,588)	(183,345)	(25,119)
Other (expenses)/income	23,519	50,578	214,857	29,435
Income before provision for income taxes	1,495,383	2,645,360	1,861,921	255,082

Set forth below is a breakdown of net revenue for each segment, both in an absolute amount and as a percentage of total net revenue:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Financial services business:
Loan facilitation services	1,362,685	39.7	2,240,852	45.8	2,721,389	372,829	47.0
Post-origination services	204,336	5.9	17,203	0.4	5,957	816	0.1
Financing services	278,783	8.1	55,974	1.1	93,239	12,774	1.6
Guarantee services	10,999	0.3	50,865	1.0	429,299	58,814	7.4
Others	102,929	3.1	150,225	3.1	223,225	30,581	3.8
Subtotal	1,959,732	57.1	2,515,119	51.4	3,473,109	475,814	59.9
Insurance brokerage business:
Insurance brokerage services	731,797	21.3	963,822	19.7	408,369	55,946	7.0
Subtotal	731,797	21.3	963,822	19.7	408,369	55,946	7.0
Consumption & lifestyle business and others:
Electronic commerce services	302,896	8.8	1,267,104	25.9	1,865,621	255,589	32.1
Others	440,195	12.8	149,588	3.0	58,802	8,056	1.0
Subtotal	743,091	21.6	1,416,692	28.9	1,924,423	263,645	33.1
Total net revenue	3,434,620	100.0	4,895,633	100.0	5,805,901	795,405	100.0

Financial Services Business (formerly known as consumer credit segment)

The revenue from our financial services business increased by 38.1% from RMB2,515.1 million in 2023 to RMB3,473.1 million (US$475.8 million) in 2024, primarily due to the growing demand for our small revolving loan products. In particular, the revenue from our loan facilitation services increased by 21.4% from RMB2,240.9 million in 2023 to RMB2,721.4 million (US$372.8 million) in 2024, primarily due to the growing loan volume. The revenue from our guarantee services increased by 744.0% from RMB50.9 million in 2023 to RMB429.3 million (US$58.8 million), primarily due to the increasing loan volume guaranteed by our subsidiaries. The revenue from others increased by 48.6% from RMB150.2 million to RMB223.2 million (US$30.6 million), primarily due to an increase in referral services. The revenue from our financing services increased by 66.6% from RMB56.0 million to RMB93.2 million (US$12.8 million), primarily due to an increase in self-funded loans. The increases were partially offset by a decrease in the revenue from our post-origination services of 65.4% from RMB17.2 million in 2023 to RMB6.0 million (US$0.8 million) in 2024, primarily due to the reduced demand from institutional funding partners for such services.

The revenue from our financial services business increased by 28.3% from RMB1,959.7 million in 2022 to RMB2,515.1 million in 2023, primarily due to the growing demand for our small revolving loan products. In particular, the revenue from our loan facilitation services increased by 64.4% from RMB1,362.7 million in 2022 to RMB2,240.9 million in 2023, mainly due to the growing loan volume. The revenue from guarantee services increased by 362.4% from RMB11.0 million in 2022 to RMB50.9 million in 2023, primarily as we gradually expand guarantee business. The revenue from others increased by 46.0% from RMB102.9 million in 2022 to RMB150.2 million in 2023, mainly as a result of the increase in referral services. The increases were partially offset by a decrease in revenue from post-origination services of 91.6% from RMB204.3 million in 2022 to RMB17.2 million in 2023, primarily due to the reduced demand from institutional funding partners for such services in 2023, as well as a decrease in the revenue from financing services of 79.9% from RMB278.8 million in 2022 to RMB56.0 million in 2023, primarily as the secured loan facilitation was discontinued in 2022.

The following table provides a breakdown of others in financial services business:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Others
Referral service	64,892	63.0	120,216	80.0	205,187	28,111	91.9
Penalty fees	25,694	25.0	11,196	7.5	2,825	387	1.3
Technical support service	12,194	11.9	18,682	12.4	15,142	2,074	6.8
Others	149	0.1	131	0.1	71	9	—
Total	102,929	100.0	150,225	100.0	223,225	30,581	100.0

Others in financial services business mainly include referral services related to borrower referral for other loan platforms, penalty fees and technical support service.

The revenue generated from other financial services business increased by 48.6% from RMB150.2 million in 2023 to RMB223.2 million (US$30.6 million) in 2024. The increase was primarily attributable to an increase in the revenue from referral services of 70.7% from RMB120.2 million in 2023 to RMB205.2 million (US$28.1 million) in 2024, which was primarily due to the growing number of borrowers referred. Conversely, the revenue from penalty fees decreased by 74.8% from RMB11.2 million in 2023 to RMB2.8 million (RMB0.4 million) in 2024, as a result of the discontinued secured loan facilitation in 2022. The revenue from technical support services decreased by 18.9% from RMB18.7 million in 2023 to RMB15.1 million (US$2.1 million) in 2024, as a result of a decrease in intellectual property franchising.

The revenue generated from other financial services business increased by 46.0% from RMB102.9 million in 2022 to RMB150.2 million in 2023. The increase was primarily attributable to an increase in the revenue from referral services of 85.3% from RMB64.9 million in 2022 to RMB120.2 million in 2023, which was primarily due to the growing number of borrowers referred. The revenue from technical support services increased by 53.2% from RMB12.2 million in 2022 to RMB18.7 million in 2023, driven by the growth in intellectual property franchising. Conversely, the revenue from penalty fees decreased by 56.4% from RMB25.7 million in 2022 to RMB11.2 million in 2023, as a result of the discontinued secured loan facilitation in 2022.

Insurance Brokerage Business (part of historical holistic wealth segment)

The revenue from our insurance brokerage business decreased by 57.6% from RMB963.8 million in 2023 to RMB408.4 million (US$55.9 million) in 2024, primarily due to the ongoing impacts from regulatory changes. The revenue from our insurance brokerage business increased by 31.7% from RMB731.8 million in 2022 to RMB963.8 million in 2023, primarily due to our improved customer acquisition and serving capabilities.

Consumption and Lifestyle Business and Others (consolidation of historical others segment and part of holistic wealth segment)

The revenue from our consumption and lifestyle business and others increased by 35.8% from RMB1,416.7 million in 2023 to RMB1,924.4 million (US$263.6 million) in 2024, primarily due to the continuous growth of this segment in the first half of the year, followed by a strategic scale-back in the second half.

The revenue from our consumption and lifestyle business and others increased by 90.6% from RMB743.1 million in 2022 to RMB1,416.7 million in 2023. The revenue from electronic commerce services increased by 318.3% from RMB302.9 million in 2022 to RMB1,267.1 million in 2023, primarily due to the continuous growth of paying customers on our e-commerce platform. The increase was offset by a decrease in revenue from others of 66.0% from RMB440.2 million in 2022 to RMB149.6 million in 2023, primarily due to the strategic shift towards focusing on offering consumption and lifestyle products and services, which resulted in an increased revenue contribution from the e-commerce business and decreased revenue contribution from the Yiren Select wealth business since the second half of 2023.

Our revenue was predominately generated from the PRC and all of our long-lived assets were located in the PRC. Depreciation and amortization expenses of financial services business in 2022, 2023 and 2024 were RMB19.0 million, RMB1.0 million and RMB1.9 million (US$0.3 million), respectively. Depreciation and amortization expenses of insurance brokerage business in 2022, 2023 and 2024 were RMB0.1 million, RMB0.1 million and RMB0.4 million (US$49.2 thousand), respectively. Depreciation and amortization expenses of consumption and lifestyle business and other segment in 2022, 2023 and 2024 were RMB1.8 million, RMB1.5 million and RMB1.0 million (US$0.1million), respectively.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenue. Our net revenue increased by 18.6% from RMB4,895.6 million in 2023 to RMB5,805.9 million (US$795.4 million) in 2024, primarily due to (i) an increase of 21.4% in the revenue from our loan facilitation services from RMB2,240.9 million in 2023 to RMB2,721.4 million (US$372.8 million) in 2024, mainly due to the growing demand for our small revolving loan products, and (ii) an increase of 744.0% in the revenue from our guarantee services from RMB50.9 million in 2023 to RMB429.3 million (US$58.8 million), primarily due to the increasing loan volume guaranteed by our subsidiaries. The revenue from our insurance brokerage business decreased by 57.6% from RMB963.8 million in 2023 to RMB408.4 million (US$55.9 million) in 2024, mainly due to the ongoing impacts from regulatory changes. The revenue from our consumption and lifestyle business and others increased by 35.8% from RMB1,416.7 million in 2023 to RMB1,924.4 million (US$263.6 million) in 2024, mainly due to the continuous growth of this segment in the first half of the year, followed by a strategic scale-back in the second half.

Operating costs and expenses. Our total operating costs and expenses increased by 80.8% from RMB2,300.9 million in 2023 to RMB4,158.8 million (US$569.8 million) in 2024, primarily attributable to increases in sales and marketing expenses and provision for contingent liabilities.

Sales and marketing expenses. Our sales and marketing expenses increased by 82.2% from RMB656.6 million in 2023 to RMB1,196.4 million (US$164.0 million) in 2024, mainly due to an increase of 121.4% in sales and marketing expenses for the financial services business from RMB498.1 million in 2023 to RMB1,102.7 million (US$151.1 million) in 2024, mainly attributable to our efforts to attract new, higher-quality borrowers and the growth of our financial services business volume. The increase was partially offset by a decrease of 45.1% in sales and marketing expenses for our consumption and lifestyle business and others from RMB145.7 million in 2023 to RMB80.0 million (US$11.0 million) in 2024, mainly due to our strategic scaling back of holistic wealth business. Our sales and marketing expenses as a percentage of our total revenues increased from 13.4% to 20.6% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs decreased 9.5% from RMB976.2 million in 2023 to RMB883.0 million (US$121.0 million) in 2024, mainly due to the AI-driven improvement of operational efficiency as well as the decline of our insurance product sales. Our origination, servicing and other operating costs as a percentage of our total revenue decreased from 19.9% to 15.2% during the same period.

Research and development expenses. Our research and development expenses increased from RMB148.8 million in 2023 to RMB411.9 million (US$56.4 million) in 2024, mainly due to our ongoing investment in AI development and the expansion of our technical team. Our research and development expenses as a percentage of our total revenue increased from 3.0% to 7.1% during the same period.

General and administrative expenses. Our general and administrative expenses in 2024 were RMB274.7 million, which remained relatively stable compared to RMB231.1 million in 2023. Our general and administrative expenses as a percentage of our total revenue remained stable at 4.7% in 2023 and 2024.

Provision for contingent liabilities. Our provision for contingent liabilities increased significantly from RMB27.0 million in 2023 to RMB869.3 million (US$119.1 million) in 2024, which was mainly attributed to the growing loan volume facilitated under our risk-taking model with the upfront provision recognized at the loan’s inception.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others increased by 100.5% from RMB261.2 million in 2023 to RMB523.6 million (US$71.7 million) in 2024, which was primarily attributed to a higher allowance for accounts receivable and financing receivables, reflecting our prudent approach to the heightened uncertainties in future market conditions.

Interest income/(expense), net. Our net interest income increased from RMB80.7 million in 2023 to RMB105.5 million (US$14.5 million) in 2024, primarily due to improved diversification of our investments.

Fair value adjustments gain/(loss). We recorded a fair value gain of RMB107.5 million (US$14.7 million), as compared to a fair value loss of RMB50.2 million in 2023, as gains generated from loans issued by trusts increased in 2024, driven by a growing average outstanding loan balance of trusts.

Other income, net. Our net other income decreased by 90.8% from RMB20.0 million in 2023 to RMB1.8 million (US$0.3 million) in 2024, primarily due to reduced preferential tax treatments.

Income tax expenses. Our income tax expenses decreased by 50.6% from RMB565.2 million in 2023 to RMB279.2 million (US$38.2 million) in 2024, primarily due to a decrease in taxable income combined with preferential income tax rate enjoyed by our subsidiaries.

Net income. As a result of the foregoing, our net income decreased from RMB2,080.2 million to RMB1,582.3 million (US$216.8 million) in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenue. Our net revenue increased from RMB3,434.6 million in 2022 to RMB4,895.6 million in 2023, primarily due to an increase of 28.3% in the revenue from our financial services business from RMB1,959.7 million in 2022 to RMB2,515.1 million in 2023. The increase was driven by the growing demand for our small revolving loan products. The revenue from our insurance brokerage business increased by 31.7% from RMB731.8 million in 2022 to RMB963.8 million in 2023, mainly due to our improved customer acquisition and serving capabilities for our insurance brokerage business. The revenue from our consumption and lifestyle business and others increased by 90.6% from RMB743.1 million in 2022 to RMB1,416.7 million in 2023, mainly due to the continuous growth of paying customers on our comprehensive life service platform.

Operating costs and expenses. Our total operating costs and expenses increased by 17.2% from RMB1,962.8 million in 2022 to RMB2,300.9 million in 2023, primarily attributable to increases in origination, servicing and other operating costs and sales and marketing expenses.

Sales and marketing expenses. Our sales and marketing expenses increased by 14.4% from RMB574.0 million in 2022 to RMB656.6 million in 2023, mainly due to an increase of 29.7% in sales and marketing expenses for the financial services business from RMB384.0 million in 2022 to RMB498.1 million in 2023, mainly as a result of the growth of our financial services business volume. The increase was partially offset by a decrease of 26.0% in our sales and marketing expenses for the insurance brokerage business from RMB17.4 million in 2022 to RMB12.9 million in 2023, and further offset by a decrease of 15.6% in our sales and marketing expenses in the consumption and lifestyle business and others from RMB172.6 million in 2022 to RMB145.7 million in 2023, mainly due to the decrease in general branding costs. Our sales and marketing expenses as a percentage of our total revenues decreased from 16.7% to 13.4% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs increased 25.7% from RMB776.8 million in 2022 to RMB976.2 million in 2023, mainly due to the rapid growth of our overall business scale compared to the year of 2022. Our origination, servicing and other operating costs as a percentage of our total revenue decreased from 22.6% to 19.9% during the same period.

Research and development expenses. Our research and development expenses decreased slightly from RMB151.9 million in 2022 to RMB148.8 million in 2023, mainly due to the optimization of personnel. Our research and development expenses as a percentage of our total revenue decreased from 4.4% to 3.0% during the same period.

General and administrative expenses. Our general and administrative expenses decreased by 15% from RMB271.8 million in 2022 to RMB231.1 million in 2023, due to the optimization of our offline business and the overall improvement of our cost efficiency. Our general and administrative expenses as a percentage of our total revenue decreased from 7.9% to 4.7% during the same period.

Provision for contingent liabilities. Our provision for contingent liabilities increased by 25.7% from RMB21.5 million in 2022 to RMB27.0 million in 2023, which was mainly attributed to the growing loan volume facilitated under our risk-taking model.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others increased by 56.6% from RMB166.7 million in 2022 to RMB261.2 million in 2023, which was primarily attributed to the growing volume of loans facilitated on our platform.

Interest income/(expense), net. We recorded a net interest income of RMB80.7 million in 2023, as compared to a net interest expense of RMB26.3 million in 2022, primarily due to the repayment of secured borrowings and improved diversification of our investments.

Fair value adjustments gain/(loss). Our fair value adjustments decreased from a fair value gain of RMB18.9 million in 2022 to a fair value loss of RMB50.2 million in 2023, primarily due to the expected losses on loans issued by new trusts.

Other income, net. Our net other income decreased by 35.3% from RMB30.9 million in 2022 to RMB20.0 million in 2023, primarily due to reduced preferential tax treatments and governmental incentives.

Income tax expenses. We recorded income tax expenses of RMB565.2 million in 2023 as compared to income tax expenses of RMB300.5 million in 2022, which was mainly due to the increase in taxable income driven by the growing of our business volume.

Net income. As a result of the foregoing, our net income increased from RMB1,194.9 million in 2022 to RMB2,080.2 million.

Discussion of Certain Balance Sheet Items

The following selected consolidated balance sheet as of December 31, 2023 and 2024 has been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated balance sheet as of December 31, 2022 has been derived from our audited consolidated financial statements not included in this annual report:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Assets:
Cash and cash equivalents	4,271,899	5,791,333	3,841,284	526,254
Restricted cash	88,796	267,271	260,273	35,657
Contract assets, net (net of allowance of RMB153,435, RMB164,141 and RMB117,716 as of December 31, 2022, 2023 and 2024, respectively)	626,739	978,051	1,008,920	138,221
Prepaid expenses and other assets	318,390	423,621	2,361,585	323,536
Loans at fair value	54,049	677,835	421,922	57,803
Financing receivables (net of allowance of RMB40,735, RMB51,858 and RMB119,185 as of December 31, 2022, 2023 and 2024, respectively)	514,388	116,164	17,515	2,400
Other financial investments	972,738	438,084	353,190	48,387
Total assets	8,536,095	10,276,916	12,982,696	1,778,622
Liabilities:
Guarantee liabilities-stand ready	9,485	8,802	606,886	83,143
Guarantee liabilities-contingent	42,281	28,351	578,797	79,295
Payable to investors at fair value	—	445,762	368,022	50,419
Accrued expenses and other liabilities	1,263,240	1,463,369	1,622,050	222,220
Total liabilities	2,505,282	2,191,367	3,440,266	471,314
Total equity	6,030,813	8,085,549	9,542,430	1,307,308
Total liabilities and equity	8,536,095	10,276,916	12,982,696	1,778,622

Cash and Cash Equivalents

Our cash and cash equivalents decreased by 33.7% from RMB5,791.3 million as of December 31, 2023 to RMB3,841.3 million (US$526.3 million) as of December 31, 2024, primarily due to increases in equity investments and deposits for business cooperation.

Our cash and cash equivalents increased by 35.6% from RMB4,271.9 million as of December 31, 2022 to RMB5,791.3 million as of December 31, 2023, primarily due to the strong growth of our consumer loan business post the restructuring and overall improvement of our cost efficiency.

Restricted Cash

Our restricted cash represents cash held by the Consolidated ABFE through segregated bank accounts which is not available to fund our general liquidity needs, guarantee deposits in a restricted bank account, and frozen funds due to lawsuits.

The following table sets forth a breakdown of our restricted cash as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Restricted cash:
Consolidated ABFE	88,796	267,271	108,142	14,815
Guarantee deposit	—	—	127,068	17,408
Frozen funds	—	—	25,063	3,434
Total restricted cash	88,796	267,271	260,273	35,657

Our restricted cash decreased by 2.6% from RMB267.3 million as of December 31, 2023 to RMB260.3 million (US$35.7 million) as of December 31, 2024, primarily due to the deployment of restricted cash as loans in the consolidated ABFE, partially offset by an increase in guarantee deposit.

Our restricted cash increased by 201.0% from RMB88.8 million as of December 31, 2022 to RMB267.3 million as of December 31, 2023, primarily due to new investments in trusts in 2023.

Contract Assets, Net

Our contract assets represent our rights to payments for services rendered to customers before the payments become due.

Our contract assets increased by 3.2% from RMB978.1 million, net of allowance of RMB164.1 million as of December 31, 2023 to RMB1,008.9 million (US$138.2 million), net of allowance of RMB117.7 million (US$16.1 million), as of December 31, 2024, primarily due to an increase in loans facilitated under our loan facilitation services.

Our contract assets increased by 56.1% from RMB626.7 million, net of allowance of RMB153.4 million as of December 31, 2022 to RMB978.1 million, net of allowance of RMB164.1 million as of December 31, 2023, primarily due to the growing demand for our small revolving loan products.

Prepaid Expenses and Other Assets

Our prepaid expenses and other assets primarily include funds receivable from external payment networks, funds receivable for disposal of financing receivables and deposits. The following table sets forth a breakdown of our prepaid expenses and other assets as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Prepaid Expenses and Other Assets:
Funds receivable from external payment network providers	46,141	41,354	38,953	5,337
Funds receivable for disposal of financing receivables	62,444	1,989	1,274	175
Prepayment of investment	—	—	938,516	128,576
Prepaid expenses	4,976	17,247	57,102	7,823
Deposits	162,885	327,987	1,295,010	177,416
Interest receivable	9,537	14,905	10,065	1,379
Others	32,407	20,139	20,665	2,830
Total prepaid expenses and other assets	318,390	423,621	2,361,585	323,536

Our prepaid expenses and other assets increased by 457.5% from RMB423.6 million as of December 31, 2023 to RMB2,361.6 million (US$323.5 million) as of December 31, 2024, primarily due to an increase in prepayment of investment and deposits for business cooperation.

Our prepaid expenses and other assets increased by 33.1% from RMB318.4 million as of December 31, 2022 to RMB423.6 million as of December 31, 2023, primarily due to an increase in deposits for business cooperation.

Loans at Fair Value

Loans at fair value represented the fair value of loans invested by the Consolidated ABFE.

Loans at fair value decreased by 37.8% from RMB677.8 million as of December 31, 2023 to RMB421.9 million (US$57.8 million) as of December 31, 2024, primarily due to a decrease in the balance of loans invested by the Consolidated ABFE.

Loans at fair value increased by 1,154.1% from RMB54.0 million as of December 31, 2022 to RMB677.8 million as of December 31, 2023, primarily due to an increase in the balance of loans invested by the Consolidated ABFE.

Financing Receivables

Financing receivables mainly represent loans issued by our overseas subsidiary and Yichuang Micro-lending and lease receivables arising from direct financing leases issued by Yichuang Financial Leasing.

Financing receivables decreased by 84.9% from RMB116.2 million, net of allowance of RMB51.9 million as of December 31, 2023 to RMB17.5 million (US$2.4 million), net of allowance of RMB119.2 million (US$16.3 million), as of December 31, 2024, primarily due to an increase in self-funded loans.

Financing receivables decreased by 77.4% from RMB514.4 million, net of allowance of RMB40.7 million as of December 31, 2022 to RMB116.2 million, net of allowance of RMB51.9 million as of December 31, 2023, primarily because the secured loan facilitation was discontinued in 2022.

Other Financial Investments (formerly known as available-for-sale investments)

Other financial investments primarily include debt securities, bank wealth management products and private funds.

Other financial investments decreased by 19.4% from RMB438.1 million as of December 31, 2023 to RMB353.2 million (US$48.4 million) as of December 31, 2024, primarily due to the improved diversification of our investments.

Other financial investments decreased by 55.0% from RMB972.7 million as of December 31, 2022 to RMB438.1 million as of December 31, 2023, primarily due to improved diversification of our investments.

Guarantee liabilities-stand ready

Guarantee liabilities-stand ready represents the transaction fees allocated to guarantee services which will be released to “revenue from guarantee services” over the guarantee term.

Guarantee liabilities-stand ready increased by 6794.9% from RMB8.8 million as of December 31, 2023 to RMB606.9 million (US$83.1 million) as of December 31, 2024, primarily due to the growing loan volume facilitated under our risk-taking model.

Guarantee liabilities-stand ready decreased by 7.2% from RMB9.5 million as of December 31, 2022 to RMB8.8 million as of December 31, 2023, primarily due to the increase in amortization of guarantee revenue.

Guarantee liabilities-contingent

Guarantee liabilities-contingent represents the expected future net-payout for loans facilitated under our risk-taking model upon borrower’s default.

Guarantee liabilities-contingent increased by 1941.5% from RMB28.4 million as of December 31, 2023 to RMB578.8 million (US$79.3 million) as of December 31, 2024, primarily due to the growing loan volume facilitated under our risk-taking model.

Guarantee liabilities-contingent decreased by 32.9% from RMB42.3 million as of December 31, 2022 to RMB28.4 million as of December 31, 2023, primarily due to the increase in net-payout of past-due loans under our risk-taking model.

Payable to Investors at Fair Value

Payable to investors at fair value represents the amount payable by the Consolidated ABFE to its investors.

Payable to investors at fair value decreased by 17.4% from RMB445.8 million as of December 31, 2023 to RMB368.0 million (US$50.4 million) as of December 31, 2024, primarily due to an increase in principals paid to investors of the Consolidated ABFE.

Payable to investors at fair value increased from nil as of December 31, 2022 to RMB445.8 million as of December 31, 2023, primarily due to an increase in the external contribution to the Consolidated ABFE.

Accrued Expenses and Other Liabilities

Our accrued expenses and other liabilities include primarily accrued payroll and welfare, tax payable, payable to investors and accrued advertisement expenses.

The following table sets forth a breakdown of our accrued expenses and other liabilities as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Accrued Expenses and Other Liabilities:
Accrued payroll and welfare	403,104	153,554	206,225	28,253
Tax payable	562,839	931,191	1,152,314	157,867
Funds collected on behalf of third-party guarantee companies	18,766	11,387	6,264	858
Accrued customer incentives	5,024	3,263	1,354	185
Accrued advertisement expenses	58,707	134,601	168,378	23,068
Payable to investors	147,864	145,655	9,828	1,346
Others	66,936	83,718	77,687	10,643
Total accrued expenses and other liabilities	1,263,240	1,463,369	1,622,050	222,220

Accrued expenses and other liabilities increased by 10.8% from RMB1,463.4 million as of December 31, 2023 to RMB1,622.1 million (US$222.2 million) as of December 31, 2024, primarily due to an increase in tax payable as a result of the growing difference between accrued taxes with paid taxes.

Accrued expenses and other liabilities increased from RMB1,263.2 million as of December 31, 2022 to RMB1,463.4 million as of December 31, 2023, primarily due to the increase in tax payable as a result of profit growth in 2022.

Off-Balance Sheet Arrangements

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were an increase of 1.8% for December 2022, a decrease of 0.3% for December 2023, and an increase of 0.1% for December 2024. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

As of December 31, 2024, we had cash and cash equivalents of RMB3,841.3 million (US$526.3 million) as compared to cash and cash equivalents of approximately RMB5,791.3 million as of December 31, 2023. As of December 31, 2024, we had restricted cash of RMB260.3 million (US$35.7 million) as compared to restricted cash of approximately RMB267.3 million as of December 31, 2023. The decrease in restricted cash was mainly due to decreased investments in trusts, partially offset by an increase in deposits for business cooperation. As of December 31, 2024, the restricted cash represents cash held by the Consolidated ABFE through segregated bank accounts which is not available to fund our general liquidity needs, guarantee deposits in a restricted bank account, and frozen funds due to lawsuits. Our material unused sources of liquidity include cash balances, unencumbered assets and our ability to sell encumbered assets to raise cash.

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

Our accounts receivable primarily include the commission receivable from insurance brokerage services and service fees receivable from industry partners. As of December 31, 2022, 2023 and 2024, we had accounts receivable of RMB221.0 million, RMB499.0 million and RMB566.5 million (US$77.6 million), respectively. Our accounts receivable increased from 2022 to 2024 was primarily due to the increase in service fees receivable from industry partners driven by the growth in our financial services business volume. As of December 31, 2024, we had RMB474.5 million (US$65.0 million) in service fees receivable from industry partners and RMB47.1 million (US$6.5 million) in commission receivable from insurance brokerage services.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	1,849,430	2,171,013	1,424,082	195,098
Net cash provided by/(used in) investing activities	52,559	100,045	(3,113,115)	(426,495)
Net cash used in financing activities	(489,123)	(569,278)	(277,226)	(37,980)
Effect of foreign exchange rate changes	2,486	(3,871)	9,212	1,263
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,415,352	1,697,909	(1,957,047)	(268,114)
Cash, cash equivalents and restricted cash, beginning of year	2,945,343	4,360,695	6,058,604	830,025
Cash, cash equivalents and restricted cash, end of year	4,360,695	6,058,604	4,101,557	561,911

Operating Activities

Net cash provided by operating activities was RMB1,424.1 million (US$195.1 million) in 2024. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including provision for contingent liabilities of RMB869.3 million (US$119.1 million), allowance for contract assets, receivables and others of RMB523.6 million (US$71.7 million), partially offset by fair value adjustments loss of RMB107.5 million, and certain working capital items, including an increase in guarantee liabilities of RMB279.3 million (US$38.3 million) and an increase in accrued expenses and other liabilities of RMB159.9 million (US$21.9 million), partially offset by an increase in accounts receivable of RMB175.7 million (US$24.1 million), an increase in contract assets of RMB265.0 million (US$36.3 million), an increase in guarantee receivable of RMB537.0 million (US$73.6 million), and an increase in prepaid expenses and other assets of RMB991.8 million (US$135.9 million).

Net cash provided by operating activities was RMB2,171.0 million in 2023. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including allowance for contract assets, receivables and others of RMB261.2 million, and certain working capital items, including a decrease in amounts due from related parties of RMB431.6 million and an increase in accrued expenses and other liabilities of RMB200.0 million, partially offset by an increase in accounts receivable of RMB306.5 million, an increase in contract assets of RMB547.7 million and an increase in prepaid expenses and other assets of RMB168.7 million.

Net cash provided by operating activities was RMB1,849.4 million in 2022. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including allowance for contract assets, receivables and others of RMB166.7 million, and certain working capital items, including a decrease in contract assets of RMB369.1 million and an increase in accrued expenses and other liabilities of RMB123.2 million, partially offset by an increase in deferred tax assets or liabilities of RMB109.6 million.

Investing Activities

Net cash used in investing activities was RMB3,113.1 million (US$426.5 million) in 2024, which was primarily attributable to prepayment of investment of RMB2,399.2 million (US$328.7 million) and loan to related parties of RMB1,100.0 million (US$150.7 million).

Net cash provided by investing activities was RMB100.0 million in 2023, which was primarily attributable to collection of principals of loans at fair value of RMB772.4 million and repayments of financing receivables of RMB359.0 million, partially offset by investment in loans at fair value of RMB1,494.1 million.

Net cash provided by investing activities was RMB52.6 million in 2022, which was primarily attributable to repayments of financing receivables, partially offset by net outflow for other financial investments.

Financing Activities

Net cash provided by financing activities was RMB277.2 million (US$38.0 million) in 2024, which was mainly attributable to dividends paid to shareholders of RMB122.3 million (US$16.8 million).

Net cash used in financing activities was RMB569.3 million in 2023, which was mainly attributable to principal payments of loans from third parties of RMB767.9 million.

Net cash used in financing activities was RMB489.1 million in 2022, which was mainly attributable to principal payments of loans from related parties and third parties of RMB399.7 million.

Capital Expenditures

We made capital expenditures of RMB0.9 million, RMB4.4 million and RMB9.2 million (US$1.3 million) in 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. We will continue to make capital expenditures to meet the requirements of our business operations.

Holding Company Structure

Yiren Digital Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities in China. If our existing PRC subsidiaries or any newly formed ones incur debts on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends to us. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital and may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. In 2024, YouRace Hengchuang distributed cash dividends of RMB200.0 million to YouRace HK, and no subsidiaries paid any dividends or made other distributions to our holding company.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

As of December 31, 2024
RMB (in thousands)
2025	15,557
2026	13,389
2027 and thereafter	13,965
Total lease liabilities	42,911

Our operating lease obligations relate to our leases of office premises. We lease our principal office premises under an operating lease with an expiration date in April 2028. Rental expenses under operating leases for 2022, 2023 and 2024 were RMB27.9 million, RMB19.4 million and RMB19.3 million (US$2.6 million), respectively.

Payables to investors related to the Consolidated ABFE have been excluded from the table above. We will make such payments to the investors related to the Consolidated ABFE if and when we receive the related loan payments from borrowers. We do not have any contractual obligations to make such payments out of our own liquidity resources.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

C.	Product Development

We had a dedicated product development team consisting of 26 full-time employees as of December 31, 2024. This team is responsible for developing and implementing new consumer finance products to introduce on to our marketplace.

Our company and the VIEs constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our clients.

From a financial services perspective, as we continue to optimize our product offerings, we are developing a more diversified range of credit products tailored to meet the specific needs of our target borrowers and institutional funding partners, all at competitive prices in line with updated regulatory guidelines. As our marketplace grows, we have enhanced our ability to offer risk-based loan pricing. For instance, we have introduced lower-priced loan products and regularly adjust our pricing strategy as we shift towards serving a higher-quality customer segment in response to regulatory directives. Moving forward, we will continue to diversify our product offerings and strengthen synergies across our various business lines.

In the insurance brokerage business, we remain committed to driving innovation and customization in our product offerings as we expand our client base and strengthen partnerships with external stakeholders. We closely monitor both domestic and international markets, continually introducing new insurance products that target low-penetration segments with high growth potential. For example, since the second half of 2022, we have been offering overseas engineering liability insurance services to address the growing security needs of engineering projects in Belt and Road countries. Additionally, since 2022, we have introduced “New Citizen” insurance services, designed to meet the protection needs of flexible workforce members and part-time workers who are not covered by traditional social security systems. In 2024, we expanded our reach by launching online channels, including social media platforms, to offer more flexible insurance products, such as healthcare and retirement plans.

In the consumption and lifestyle business, we continue to enhance our product and service offerings to better meet the diverse needs of our customers across various life scenarios. As we refine our customer segmentation and optimize our customer mix, we are strategically scaling back the offering of historical and existing products. This shift allows us to focus on studying and analyzing the profiles and needs of our newly upgraded customer group, enabling us to develop tailored products that more effectively address their requirements.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Revenue from loan facilitation, post-origination and guarantee services

We provide loan facilitation services, post-origination services and guarantee services under loan facilitation model. Revenues from loan facilitation are recognized at the time a loan is originated. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services, if any, are recognized amortized during the guarantee term.

Significant management judgment is applied to the determination and allocation of the transaction price, including: (i) estimation of variable consideration, and (ii) determination of standalone selling price of each performance obligation.

We first allocate the transaction price to the guarantee liabilities, if any, in accordance with ASC 460, Guarantees, which requires the guarantee to be measured initially at fair value based on the stand ready obligation. The remaining considerations are then allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. We do not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available. As a result, the estimation of standalone selling price involves significant judgments. We use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors. However, for post-origination services, given the main services are about loan collecting and cash processing, we can refer to other companies performing the same services, therefore a direct observable standalone selling price for similar services in the market is available. We estimate the standalone selling prices of loan facilitation services and post-facilitation services based on historical cost data adjusted by current service patterns such as tenure, which could change with the evolvement of our product mix. There has been no material change to the allocation ratio between the two performance obligations during the year ended December 31, 2024.

The transaction price includes variable consideration in the form of prepayment risk of the borrowers, and we estimate variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. A decrease in the amount of loans to be repaid in advance or an increase in tenure of early repayment would result in a greater amount of total transaction price than initially expected and vice versa. If the estimate of the prepayment rates suffers 0.5 percentage point increase/decrease, it would result in a decrease of RMB16.9 million (US$2.3 million) and an increase of RMB16.9 million (US$2.3 million) for revenue recognized for the year ended December 31, 2024. Revenue recognized for the year ended December 31, 2024 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate and service fee allocation rate was immaterial.

Allowance for guarantee receivable and contract assets

Guarantee receivable and contract assets are stated at the historical carrying amount net of write offs and allowance for uncollectible accounts. Allowance for guarantee receivable and contract assets is based on net cumulative expected loss rates, taking the historical default rate of loans originated in the same vintage, as well as national or local economic conditions that correlate with defaults on loans into consideration. We regularly review the methodology and assumptions used for estimating the net cumulative expected loss rates.

As of December 31, 2024, allowance for guarantee receivable and contract assets is RMB63.7 million (US$8.7 million) and RMB117.7 million (US$16.1 million), respectively. If the estimate of the net cumulative expected loss rates suffers 0.5 percentage point increase/decrease, it would result in an increase of RMB19.2 million (US$2.6 million) and a decrease of RMB19.2 million (US$2.6 million) for allowance for guarantee receivable and contract assets.

Provision for contingent liabilities

We provide guarantee services in connection with some of the loans facilitated, and we recognize a separate contingent guarantee liability with an allowance for credit losses, which is an estimate of future net payouts upon borrowers’ default. We estimate expected net payouts according to the product mix, default rates and loan terms, which are revalued at each period end to reflect updated estimation for future net payouts.

As of December 31, 2024, balance for contingent liabilities was RMB578.8 million (US$79.3 million). If the estimate of the net-payout rates suffers 0.5 percentage point increase/decrease, it would result in an increase of RMB59.2 million (US$8.1 million) and a decrease of RMB59.2 million (US$8.1 million) for provision for contingent liabilities.

Item 6.        Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers*	Age	Position/Title
Ning Tang	51	Executive Chairman and Chief Executive Officer
Tina Ju	60	Director
Jingsheng Huang	67	Director
Sam Hanhui Sun	52	Independent Director
Hao Li	46	Independent Director
Hiu Fung Vincent Pang	55	Independent Director
Shuo Zheng	55	Independent Director
Yuning Feng	39	Chief Financial Officer
Bin Yang	47	Chief Human Resources Officer

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

Ms. Shuo Zheng has served as our director since June 17, 2024. Ms. Shuo Zheng has over 28 years of experience in financial control and regulatory compliance within both corporate and personal banking sectors. From June 2016 to July 2023, she had served as the Head of Regulatory Compliance and Branch Compliance at JPMorgan Chase Bank China. Prior to this, from August 2011 to June 2016, she was the Head of North Region Compliance and Approved Compliance Officer for Citibank Beijing branch. Ms. Zheng also held positions at China offices of Deutsche Bank, Standard Chartered Bank and HSBC from 1995 to 2011. Ms. Zheng holds a bachelor’s degree in finance from the Financial and Banking Institution of China, now part of the University of International Business and Economics, which she obtained in 1992. She also holds ACCA Certificates (Chinese version) and the Insurance Agent Sales Certificate.

Mr. Yuning Feng has served as our chief financial officer since August 20, 2024. He possesses over a decade of experience in venture capital investment, investment banking and financial control. Before joining our company, he was a partner at CE Innovation Capital, from 2015 to 2018 and from 2021 to 2024. In this role, he led investments in fintech, enterprise solutions, and AI sectors, managed investment portfolios, and contributed to fundraising and fund management. From 2018 to 2021, Mr. Feng served as an investment banker at China Renaissance, specializing in corporate finance for fintech and enterprise solutions companies, where he established strong connections with a variety of companies and investors. Earlier in his career, Mr. Feng was a financial controller at Goldman Sachs and UBS from 2008 to 2012. He received a bachelor’s degree from Beijing Foreign Studies University in 2008 and an MBA from the University of Warwick in 2014.

Ms. Bin Yang has served as our chief human resources officer since 2023. Ms. Yang initially joined the company in 2015 as the head of the human resources department and possesses over 10 years of experience in human resource management. Prior to joining the company, she previously worked at JUPITER, C2MICRO, and 360.

B.	Compensation

In 2024, we paid an aggregate of approximately RMB10.1 million (US$1.4 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For information regarding the share-based incentive awards that we have granted to our officers and directors, please refer to “—Share Incentive Plans.”

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

Share Incentive Plans

We have adopted three share incentive plans, namely, the 2015 Share Incentive Plan, 2017 Share Incentive Plan, and 2020 Share Incentive Plan, which allow us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. These three plans are referred to as the 2015 Plan, 2017 Plan and 2020 Plan, respectively. Pursuant to the 2015 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2015 Plan is 3,939,100 ordinary shares. Pursuant to the 2017 Plan, the maximum aggregate number of shares which may be issued is 6,060,900. As of March 31, 2025, there was no restricted share unit outstanding under the 2015 Plan and the 2017 Plan. Pursuant to the 2020 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2020 Plan is 18,560,000 ordinary shares. As of March 31, 2025, 1,424,264 restricted share units were outstanding under the 2020 Plan.

The following table summarizes, as of March 31, 2025, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under our 2020 Plan:

Ordinary Shares
Underlying Restricted
Name	Share Units	Grant Date
Sam Hanhui Sun	*	July 1, 2022 and 2023
Hao Li	*	July 1, 2022 and 2023
Bin Yang	*	July 1, 2022
Other Individuals as a Group	1,225,924	July 1, 2022, 2023 and 2024 and January 1, 2023, 2024 and 2025
*	Less than 1% of our total outstanding ordinary shares.

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

Audit Committee. Our audit committee consists of Sam Hanhui Sun, Hiu Fung Vincent Pang, Hao Li and Shuo Zheng. Sam Hanhui Sun is the chairman of our audit committee. We have determined that Sam Hanhui Sun, Hiu Fung Vincent Pang, Hao Li and Shuo Zheng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Sam Hanhui Sun, Hiu Fung Vincent Pang, Hao Li and Shuo Zheng. Sam Hanhui Sun is the chairman of our compensation committee. We have determined that Sam Hanhui Sun, Hiu Fung Vincent Pang, Hao Li and Shuo Zheng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Hiu Fung Vincent Pang, Sam Hanhui Sun, Hao Li and Shuo Zheng. Hiu Fung Vincent Pang is the chairman of our nominating and corporate governance committee. Hiu Fung Vincent Pang, Sam Hanhui Sun, Hao Li and Shuo Zheng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Environmental, Social, and Governance (ESG) Committee. We established our ESG committee in June 2024. Our ESG committee consists of Ning Tang, Hao Li and Shuo Zheng. Ning Tang is the chairman of the committee. Hao Li and Shuo Zheng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The ESG committee assists the board of directors in fulfilling its oversight responsibility with respect to our company’s non-financial regulatory risks that may have a material impact on our company and especially its ability to sustain trust with customers, employees, and the public. The ESG committee is responsible for, among other things:

●	identifying and evaluating ESG risks and opportunities that are relevant and material to our operations and that affect shareholders and other key stakeholders;
●	oversight and internal management of ESG policies, strategies, goals, and implementations;
●	identifying and engaging stakeholders to understand and respond to their expectations;
●	monitoring, evaluating, and advising the board of directors on ESG-related legal, regulatory, and compliance developments and public policy trends; and
●	reviewing our annual ESG report and other material public disclosure related to ESG matters.

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

D.	Employees

As of December 31, 2022, 2023 and 2024, our company and the VIEs had a total of 1,064, 754, and 949 employees, respectively.

The following table sets forth the breakdown of our employees as of December 31, 2024 by function:

	Number of
	Employees	% of Total
Function
Sales and Marketing	404	42.6
Operations	117	12.3
Technology	234	24.7
Risk Management	38	4.0
General and Administrative	130	13.7
Product Development	26	2.7
Total	949	100.0

As of December 31, 2024, the majority of our employees are based in China.

We believe our company and the VIEs offer our employees competitive compensation packages and a work environment that encourages initiative and is based on merit, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional employees as we expand our business.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Certain entities we acquired in March 2019 as part of our business realignment with CreditEase did not make adequate employee benefits payment in the past, which may subject us to penalties including potential late fees or fines. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 172,812,968 ordinary shares outstanding as of March 31, 2025.

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

Ordinary Shares Beneficially
Owned as of March 31, 2025
	Number	%†
Directors and Executive Officers**:
Ning Tang(1)	62,244,893	36.0
Tina Ju(2)	—	—
Jingsheng Huang	*	*
Sam Hanhui Sun	—	—
Hao Li	*	*
Hiu Fung Vincent Pang	—	—
Shuo Zheng	—	—
Yuning Feng	*	*
Bin Yang	*	*
All Directors and Executive Officers as a Group	62,502,487	36.2
Principal Shareholder:
CreditEase Holdings (Cayman) Limited(3)	143,421,412	83.0
*	Less than 1% of our total outstanding shares.
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

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2025. The total number of ordinary shares outstanding as of March 31, 2025 is 172,812,968.

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

As of March 31, 2025, 27,143,412 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 15.7% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

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

Transactions with CreditEase Affiliated Entities

Prior to our establishment, our online consumer finance marketplace business was carried out by various subsidiaries and the consolidated variable interest entities of CreditEase, which provided us with origination and servicing, sales and marketing and general and administrative services. Since we completed our carve-out from CreditEase and became a stand-alone company in March 2015, affiliates of CreditEase have continued to provide certain supporting services to us. Expenses of services provided by CreditEase’s affiliates were recorded as service expenses charged by related parties in 2022, 2023 and 2024 based on various agreements that we entered into with relevant affiliates of CreditEase.

As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network.

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Customers acquisition and referral services	216,958	175,471	9,935	1,362
System support services	100,635	72,035	280,141	38,379
Credit assessment services	110,566	118,395	163,589	22,412
Collection services	22,735	29,188	110,383	15,122
Other services	91	1,824	1,003	137
Total costs and expenses	450,985	396,913	565,051	77,412

Revenue derived from services provided by us to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2022, 2023 and 2024 is recorded as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Customers acquisition and referral services	409,688	140,782	32,192	4,410
Other services	1,322	813	—	—
Total revenue	411,010	141,595	32,192	4,410

For the years ended December 31, 2022, 2023 and 2024, we provided loans to CreditEase, its subsidiaries and affiliates with an amount of RMB200.0 million, nil and RMB1,100.0 million (US$150.7 million), respectively. Nil, nil and nil were repaid to us for the years ended December 31, 2022, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, CreditEase, its subsidiaries and affiliates provided loans to us with an amount of nil, nil and nil, respectively. RMB182.0 million, RMB195.8 million and nil were repaid by us for the years ended December 31, 2022, 2023 and 2024, respectively.

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

On July 29, 2017, our board of directors approved a semi-annual dividend policy. Under this policy, semi-annual dividends were set at an amount equivalent to approximately 15% of our anticipated net income after tax in each half year commencing from the second half of 2017. In August 2018, our board of directors decided to temporarily suspend the semi-annual dividend policy in consideration of a challenging market environment with business uncertainties. On August 14, 2024, our board of directors approved an amended dividend policy, under which semi-annual dividends are set at an amount equivalent to no less than 10% of our anticipated net income after tax in each half year commencing from the first half of 2024. The determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors that the board may deem appropriate. On October 15, 2024, our board of directors paid a cash dividend of US$0.1 per ordinary share of our company (or US$0.2 per ADS) to holders of our company’s ordinary shares of record as of the close of business on September 30, 2024.

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

Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon our analysis of the nature and composition of our income and assets, the value of our assets (in particular the retention of a substantial amount of cash), activities and market capitalization, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2024. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our United States counsel expresses no opinion with respect to our PFIC status for any taxable year. Furthermore, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. No ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

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

Not Applicable.

Item 11.        Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our reporting currency was the U.S. dollar prior to April 1, 2016. In our consolidated financial statements prepared before April 1, 2016, our financial information that used RMB as the functional currency had been translated into U.S. dollars. Effective from April 1, 2016, we changed our reporting currency from the U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of a gain of RMB8.6 million, a loss of RMB1.9 million and a gain of RMB22.1 million (US$3.0 million) in 2022, 2023 and 2024, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was an increase of 1.8% for December 2022, a decrease of 0.3% for December 2023, and an increase of 0.1% for December 2024. Although our company and the VIEs have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Up to US$0.05 per ADS issued
Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
Distribution of cash dividends	Up to US$0.05 per ADS held
Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time. For the year ended December 31, 2024, we received US$107 thousand reimbursement from the depositary.

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

For the period from December 17, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2024, we used US$24.2 million in the net proceeds from our initial public offering for repurchasing ADSs from the open market.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

	2023	2024
	RMB	RMB

	(in thousands)
Audit fees	11,613	11,513

Note:

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

The table below sets forth a summary of the ADSs repurchased by us in 2024 pursuant to the 2022 Share Repurchase Program:

				Approximate
				Dollar Value of
			Total Number of	ADSs that May Yet
			ADSs Purchased as	Be Purchased
	Total Number of	Average Price Paid	Part of Publicly	Under the Plan
Period	ADSs Purchased	Per ADS (US$)	Announced Plan	(US$)
January	213,296	4.2835	213,296	11,723,272
February	114,483	4.6554	114,483	11,190,308
March	128,425	4.6232	128,425	10,596,568
April	420,708	4.9048	420,708	8,533,081
May	242,345	5.0369	242,345	7,312,423
June	172,493	4.7863	172,493	6,486,817
July	227,824	4.7439	227,824	5,406,035
August	209,592	4.6317	209,592	4,435,274
September	195,448	4.6046	195,448	3,535,309
October	226,999	5.7956	226,999	2,219,714
November	13,477	5.8560	13,477	2,140,793
December	—	—	—	2,140,793
Total	2,165,090	4.8479	2,165,090	2,140,793

Item 16F.        Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.        Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. As of March 31, 2025, CreditEase held more than 50% of our total voting power. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors.

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

Item 16I.        Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J.        Insider Trading Policies

We have adopted an Insider Trading Policy (the “Insider Trading Policy”), which, among other things, governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this annual report.

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

4.13*	Amended and Restated Loan Agreements, dated July 12, 2024, between Hengyuda and the shareholders of Yiren Financial Information

4.14*	Amended and Restated Equity Interest Pledge Agreements, dated July 12, 2024, among Hengyuda, Yiren Financial Information and the shareholders of Yiren Financial Information

4.15*	Powers of Attorney granted to Hengyuda by the shareholders of Yiren Financial Information, dated July 12, 2024

4.16

Exclusive Business Cooperation Agreement between Hengyuda and Yiren Financial Information dated October 13, 2016 (incorporated herein by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 24, 2017)

4.17*	Amended and Restated Exclusive Option Agreements, dated July 12, 2024, among Hengyuda, Yiren Financial Information and the shareholders of Yiren Financial Information

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
4.22

Exclusive Option Agreements, dated October 27, 2020, among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui (incorporated herein by reference to Exhibit 4.27 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

4.23

Share Subscription Agreement between the Registrant and CreditEase Holdings (Cayman) Limited dated March 25, 2019 (incorporated herein by reference to Exhibit 4.34 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)

4.24

Amendment to the Share Subscription Agreement between CreditEase and the Registrant dated July 10, 2019 (incorporated herein by reference to Exhibit 99.2 to CreditEase’s Schedule 13D filed with the Securities and Exchange Commission on July 16, 2019)

4.25

English translation of Equity Transfer Agreement dated June 27, 2023 (incorporated herein by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K (File No. 001-37657), filed with the Securities and Exchange Commission on June 27, 2023)

8.1*	List of Subsidiaries and Consolidated Variable Interest Entities

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

11.2*	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Wei, Wei & Co., LLP

97.1

Incentive Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2024)

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

Date: April 28, 2025

YIREN DIGITAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Yiren Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yiren Digital Ltd., and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Allowance for current expected credit loss (“CECL”) on accounts receivable, financing receivable, other receivable, contract assets, guarantee receivable and guarantee liabilities - contingent - Refer to Note 2 of the financial statements

Critical Audit Matter Description

According to ASC 326, Financial Instruments—Credit Losses, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The Group has recorded an allowance for CECL of RMB 1,393 million for the year ended December 31, 2024, on accounts receivable, financing receivable, other receivable, contract assets, guarantee receivable and guarantee liabilities-contingent. The allowance has been recorded based on the assets’ carrying amount and the historical credit loss experience, current economic conditions, and supportable forecasts of future economic conditions.

The allowance for CECL on accounts receivable, financing receivable, other receivables, contract assets, guarantee receivable and guarantee liabilities-contingent is identified as a critical audit matter due to the involvement of subjective judgment and estimates in determining the CECL of the assets, and the significance to the Group’s consolidated financial position.

How the Critical Audit Matters Were Addressed in the Audit

Our audit procedures related to the allowance for CECL included the following:

•	We obtained an understanding and assessing of management’s method for developing the allowance for doubtful accounts (credit losses).
•	We evaluated the appropriateness of the model and calculation schedules prepared by management.
•

We engaged IT specialists to test the effectiveness of key controls in system development management, system change management, information security management and operation and maintenance management of the Company’s New Core system and Yixianghua system.

•	We tested the completeness of the transaction data from the Company’s New Core system and Yixianghua system with the assistance of IT specialists.
•	We evaluated management’s ability to accurately estimate by retrospectively evaluating subsequent actual write-off ratios to management’s historical estimates.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2022.

Flushing, New York

April 28, 2025

YIREN DIGITAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets including amounts of the consolidated variable interest entities (the “VIEs”) and consolidated assets backed financing entities (“ABFE”) (Note 2):
Cash and cash equivalents	5,791,333	3,841,284	526,254
Restricted cash	267,271	260,273	35,657
Trading securities	76,053	77,426	10,607
Accounts receivable (net of allowance of RMB46,715 and RMB154,925 as of December 31, 2023 and 2024, respectively)	499,027	566,541	77,616
Guarantee receivable (net of allowance of RMB3,331 and RMB63,659 as of December 31, 2023 and 2024, respectively)	2,890	474,132	64,956
Contract assets, net (net of allowance of RMB164,141 and RMB117,716 as of December 31, 2023 and 2024, respectively)	978,051	1,008,920	138,221
Contract cost	32	294	40
Prepaid expenses and other assets	423,621	2,361,585	323,536
Loans at fair value	677,835	421,922	57,803
Financing receivables (net of allowance of RMB51,858 and RMB119,185 as of December 31, 2023 and 2024, respectively)	116,164	17,515	2,400
Amounts due from related parties	820,181	3,387,952	464,148
Held-to-maturity investments	10,420	6,587	902
Other financial investments*	438,084	353,190	48,387
Equity Investment	—	9,239	1,266
Property, equipment and software, net	79,158	78,678	10,779
Deferred tax assets	73,414	77,463	10,612
Right-of-use assets	23,382	39,695	5,438

Total assets	10,276,916	12,982,696	1,778,622
Liabilities including amounts of the consolidated VIEs and the consolidated ABFE without recourse to the Company (Note 2):
Accounts payable	30,902	43,167	5,912
Amounts due to related parties	14,414	129,629	17,759
Guarantee liabilities-stand ready	8,802	606,886	83,143
Guarantee liabilities-contingent	28,351	578,797	79,295
Deferred revenue	54,044	9,479	1,299
Payable to investors at fair value	445,762	368,022	50,419
Accrued expenses and other liabilities	1,463,369	1,622,050	222,220
Deferred tax liabilities	122,075	41,471	5,682
Lease liabilities	23,648	40,765	5,585

Total liabilities	2,191,367	3,440,266	471,314

Commitments and Contingencies (Note 24)

Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 200,648,440 and 202,877,426 shares issued as of December 31, 2023 and 2024, respectively; 174,706,968 and 172,605,774 shares outstanding as of December 31, 2023 and 2024, respectively)	130	132	18
Treasury stock (7,381,472 and 11,711,652 shares as of December 31, 2023 and 2024, respectively)	(94,851)	(170,463)	(23,353)
Additional paid-in capital	5,171,232	5,198,457	712,186
Accumulated other comprehensive income	23,669	79,268	10,860
Retained earnings	2,985,369	4,435,036	607,597

Total equity	8,085,549	9,542,430	1,307,308

Total liabilities and equity	10,276,916	12,982,696	1,778,622

*The Group renamed the “Available-for-sale investments” to “Other financial investments”. This change is solely a reclassification of terminology to better reflect the nature and purpose of these assets, which are held for financial appreciation and liquidity management. The group’s underlying accounting policies for these investments remain unchanged, refer to Note 2 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB411,010, RMB141,595 and RMB32,192 for the years ended December 31,2022, 2023 and 2024, respectively)	3,434,620	4,895,633	5,805,901	795,405

Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB38, RMB24 and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	(573,974)	(656,603)	(1,196,429)	(163,910)
Origination, servicing and other operating costs (including costs from related parties of RMB350,311, RMB324,854 and RMB283,907 for the years ended December 31, 2022, 2023 and 2024, respectively)	(776,841)	(976,172)	(882,957)	(120,965)
Research and development(including expenses from related parties of RMB65,268, RMB52,468 and RMB252,802 for the years ended December 31, 2022, 2023 and 2024, respectively)	(151,924)	(148,754)	(411,876)	(56,427)
General and administrative (including expenses from related parties of RMB35,368, RMB19,567 and RMB27,339 for the years ended December 31, 2022, 2023 and 2024, respectively)	(271,794)	(231,135)	(274,673)	(37,629)
Allowance for contract assets, receivables and others	(166,722)	(261,152)	(523,622)	(71,736)
Provision for contingent liabilities	(21,501)	(27,035)	(869,280)	(119,091)
Total operating costs and expenses	(1,962,756)	(2,300,851)	(4,158,837)	(569,758)

Interest (expenses)/income, net	(26,302)	80,749	105,477	14,450
Fair value adjustments gain/(loss)	18,900	(50,171)	107,532	14,732
Other income, net (including expenses from related parties of nil, nil and RMB1,003 for the years ended December 31, 2022, 2023 and 2024, respectively)	30,921	20,000	1,848	253

Total other income, net	23,519	50,578	214,857	29,435

Income before provision for income taxes	1,495,383	2,645,360	1,861,921	255,082
Share of results of equity investees	—	—	(440)	(60)
Income tax expenses	(300,512)	(565,163)	(279,182)	(38,248)

Net income	1,194,871	2,080,197	1,582,299	216,774

Basic net income per share	6.8397	11.7692	9.1327	1.2512

Weighted average number of ordinary shares outstanding, basic	174,695,959	176,749,706	173,256,348	173,256,348

Diluted net income per share	6.8126	11.6415	9.0566	1.2408

Weighted average number of ordinary shares outstanding, diluted	175,391,332	178,688,319	174,711,569	174,711,569

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net income	1,194,871	2,080,197	1,582,299	216,774

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment	8,563	(1,909)	22,142	3,033
Unrealized (loss)/gain on other financial investments	(12,351)	17,813	33,457	4,584

Comprehensive income	1,191,083	2,096,101	1,637,898	224,391

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except for share and per share data, or otherwise noted)

							Accumulated	(Accumulated
	Ordinary shares			Treasury stock		Additional	other	deficit)/
	Issued	Outstanding				paid-in	comprehensive	Retained	Total
	shares	shares	Amount	Shares	Amount	capital	Income/(loss)	earnings	equity/(deficit)
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	189,856,980	169,995,926	123	1,301,054	(42,897)	5,100,486	11,553	(247,833)	4,821,432

Share-based awards provided to employees	3,035,692	3,035,692	2	—	—	22,133	—	—	22,135
Share-based awards provided to employees of consolidated group of CreditEase	6,406,670	6,406,670	4	—	—	38,164	—	(38,168)	—
Repurchase of ordinary shares	—	(860,520)	—	860,520	(3,837)	—	—	—	(3,837)
Foreign currency translation adjustments	—	—	—	—	—	—	8,563	—	8,563
Unrealized (loss) on other financial investments	—	—	—	—	—	—	(12,351)	—	(12,351)
Net income	—	—	—	—	—	—	—	1,194,871	1,194,871

Balance as of December 31, 2022	199,299,342	178,577,768	129	2,161,574	(46,734)	5,160,783	7,765	908,870	6,030,813

Share-based awards provided to employees	869,556	869,556	1	—	—	6,751	—	—	6,752
Share-based awards provided to employees of consolidated group of CreditEase	479,542	479,542	—	—	—	3,698	—	(3,698)	—
Repurchase of ordinary shares	—	(5,219,898)	—	5,219,898	(48,117)	—	—	—	(48,117)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,909)	—	(1,909)
Unrealized gains on other financial investments	—	—	—	—	—	—	17,813	—	17,813
Net income	—	—	—	—	—	—	—	2,080,197	2,080,197

Balance as of December 31, 2023	200,648,440	174,706,968	130	7,381,472	(94,851)	5,171,232	23,669	2,985,369	8,085,549

Share-based awards provided to employees	1,443,550	1,443,550	1	—	—	16,927	—	—	16,928
Share-based awards provided to employees of consolidated group of CreditEase	785,436	785,436	1	—	—	10,298	—	(10,299)	—
Dividends paid to shareholders	—	—	—	—	—	—	—	(122,333)	(122,333)
Repurchase of ordinary shares	—	(4,330,180)	—	4,330,180	(75,612)	—	—	—	(75,612)
Foreign currency translation adjustments	—	—	—	—	—	—	22,142	—	22,142
Unrealized gains on other financial investments	—	—	—	—	—	—	33,457	—	33,457
Net income	—	—	—	—	—	—	—	1,582,299	1,582,299

Balance as of December 31, 2024	202,877,426	172,605,774	132	11,711,652	(170,463)	5,198,457	79,268	4,435,036	9,542,430

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income	1,194,871	2,080,197	1,582,299	216,774
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,430	7,116	8,893	1,218
Amortization of right-of-use assets	26,401	18,325	19,394	2,657
Disposal of property, equipment and software	5,103	(133)	(9)	(1)
Fair value adjustments (gain)/loss	(18,900)	50,171	(107,532)	(14,732)
Share-based compensation	22,135	6,752	16,928	2,319
Provision for contingent liabilities	21,501	27,035	869,280	119,091
Allowance for contract assets, receivables and others	166,722	261,152	523,622	71,736
Disposal expense	—	—	(43)	(6)
Loss/(gain) related to trading securities and other investments	—	13,900	(2,381)	(326)
Changes in operating assets and liabilities
Accounts receivable	68,584	(306,504)	(175,723)	(24,074)
Contract assets	369,061	(547,738)	(264,990)	(36,304)
Guarantee receivable	2,994	131	(537,027)	(73,572)
Contract cost	9,172	755	(262)	(37)
Prepaid expenses and other assets	1,239	(168,728)	(991,763)	(135,870)
Change in the consolidated ABFE related assets/liabilities	(861)	52,356	77,347	10,597
Financing receivables	7,300	50,401	4,336	594
Amounts due from/to related parties	(78,632)	431,628	98,961	13,557
Deferred tax assets/liabilities	(109,594)	53,108	(85,446)	(11,706)
Accounts payable	(4,921)	16,759	12,264	1,680
Guarantee liabilities	(13,338)	(44,783)	279,250	38,257
Deferred revenue	53,160	(11,496)	(44,565)	(6,105)
Accrued expenses and other liabilities	123,164	199,989	159,903	21,907
Refund liabilities	(5,732)	—	—	—
Lease liabilities	(16,429)	(19,380)	(18,654)	(2,556)

Net cash provided by operating activities	1,849,430	2,171,013	1,424,082	195,098

Cash Flows from Investing Activities:
Purchase of property, equipment and software	(882)	(4,444)	(9,189)	(1,258)
Disposal of property, equipment and software	871	133	10	1
Purchase of held-to-maturity investments	(201,000)	(11,032,000)	(4,682,833)	(641,546)
Redemption of held-to-maturity investments	200,500	11,024,280	4,686,667	642,071
Purchase of other financial investments	(2,056,000)	(3,386,062)	(5,480,000)	(750,757)
Proceeds from disposal of other financial investments	1,254,285	3,926,509	5,610,908	768,691
Purchases of trading securities	—	(152,868)	(279,214)	(38,252)
Disposal of trading securities	—	72,864	286,285	39,221
Acquisition of subsidiaries	—	(5,051)	—	—
Disposal of subsidiaries	—	—	820	112
Prepayment of investment	—	—	(2,399,163)	(328,684)
Investment in loans at fair value	(56,147)	(1,494,096)	(1,246,178)	(170,726)
Purchase of long term investment	—	—	(9,634)	(1,320)
Collection of principal of loans at fair value	92,673	772,398	1,526,676	209,154
Disposal of financing receivables	18,540	63,392	1,980	271
Loan to related parties	(200,000)	—	(1,100,000)	(150,699)
Loans to non-related party	—	—	(14,292)	(1,958)
Origination of financing receivables	(935)	(44,017)	(251,665)	(34,478)
Repayments of financing receivables	1,000,654	359,007	245,707	33,662

Net cash provided by/(used in) investing activities	52,559	100,045	(3,113,115)	(426,495)

Cash Flows from Financing Activities:
Principal payments to the consolidated ABFE	(85,586)	(7,461)	(291,781)	(39,973)
Contribution from investors of the consolidated ABFE	—	450,000	212,500	29,112
Dividends paid to shareholders	—	—	(122,333)	(16,760)
Principal payments of loans from related parties	(182,000)	(195,800)	—	—
Repayment of loan to a third party	(217,700)	(767,900)	—	—
Repurchase of ordinary shares	(3,837)	(48,117)	(75,612)	(10,359)

Net cash used in financing activities	(489,123)	(569,278)	(277,226)	(37,980)

Effect of foreign exchange rate changes	2,486	(3,871)	9,212	1,263

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,415,352	1,697,909	(1,957,047)	(268,114)
Cash, cash equivalents and restricted cash, beginning of year	2,945,343	4,360,695	6,058,604	830,025

Cash, cash equivalents and restricted cash, end of year	4,360,695	6,058,604	4,101,557	561,911

Supplemental disclosures of cash flow information:
Cash paid for income taxes	78,872	165,176	140,085	19,192
Cash paid for interest	121,698	62,533	—	—
Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	4,271,899	5,791,333	3,841,284	526,254
Restricted cash	88,796	267,271	260,273	35,657
Total cash, cash equivalents, and restricted cash	4,360,695	6,058,604	4,101,557	561,911

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

On December 31, 2020, as a result of a business restructuring, the Group disposed its online consumer lending platform targeting individual investors as the funding source to CreditEase. Since then, funding for the group has only been provided by institutional funding partners.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

As of December 31, 2024 the Company’s principal subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries are as follows:

	Date of	Place of	Percentage
	incorporation/	incorporation/	of legal
	establishment	establishment	ownership	Principal activities
Wholly owned subsidiaries

YouRace HK	October 8, 2014	Hong Kong	100%	Investment holding

YouRace Hengchuang	January 8, 2015	PRC	100%	Provision of consultancy service, information technology support and technology-enabled borrower acquisition and facilitation services

Hengyuda	March 21, 2016	PRC	100%	Provision of services relating to IT, system maintenance and customer support

Yiren Information Consulting (Beijing) Co., Ltd.(“Yiren Information”)	August 10, 2017	PRC	100%	Provision of borrower acquisition and referral services to institutional funding providers

Chongqing Hengfengyi Technology Co., Ltd. (“Hengfengyi”)	September 11, 2023	PRC	100%	Provision of consultancy service, information technology support and system maintenance services

Variable interest entities and its subsidiaries

Yiren Financial Information	October 13, 2016	PRC		Provision of membership services

CreditEase Puhui	March 3, 2011	PRC		Provision of borrower acquisition and borrowers related customer maintenance services

Haijin Yichuang Financial Leasing Co., Ltd. (“Yichuang Financial Leasing”)	March 22, 2017	PRC		Provision of services for financing lease business

Hexiang Insurance	September 28, 2011	PRC		Provision of services for insurance brokerage business

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The Group’s principal VIEs that are material to the Group’s business and operations are Hexiang Insurance, Yiren Financial Information and CreditEase Puhui as of December 31, 2023 and 2024

In concluding that the Company is the primary beneficiary of the VIEs, the Company believes that the FOS’s rights under the terms of the exclusive option agreements provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreements are valid, binding and enforceable under the PRC laws and regulations currently in effect. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the FOS’s rights under the exclusive option agreements, for which consent of the shareholders of the VIEs is not required. The FOS’s rights under the exclusive option agreements give the Company the power to control the shareholders of the VIEs and thus the power to direct the activities that most significantly impact the VIEs’ economic performance. In addition, the FOS’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIEs’ economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew service agreements and pay service fees to the Company. The exclusive business cooperation agreements will be terminated upon the expiration of the operation term of either party if the application for renewal of its operation term is not approved by the relevant government authorities. As a result, the Company believes that it has the rights to receive substantially all of the economic benefits from the VIEs.

●Agreements that provide the FOS effective control over the VIEs

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Basis of consolidation — continued

VIEs — continued

Risks in relation to the VIE structure — continued

The following financial statement amounts and balances of the consolidated VIEs and the consolidated VIEs’ subsidiaries were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Assets
Cash and cash equivalents	3,362,736	1,157,943
Restricted cash	—	25,063
Trading securities	76,053	77,426
Accounts receivable	56,735	53,823
Contract assets, net	154,384	127,767
Contract cost	3	1
Prepaid expenses and other assets	45,781	29,173
Financing receivables	113,951	3,439
Amounts due from related parties	447,891	380,407
Property, equipment and software, net	61,735	59,283
Deferred tax assets	73,338	77,463
Right-of-use assets	10,659	4,105

Total assets	4,403,266	1,995,893

Liabilities
Accounts payable	18,211	12,462
Amounts due to related parties	6,586	129
Deferred revenue	15	114
Accrued expenses and other liabilities	1,243,490	1,080,562
Deferred tax liabilities	20,019	8,655
Lease liabilities	9,749	3,502

Total liabilities	1,298,070	1,105,424

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenue	1,821,561	1,623,596	1,954,557
Net income	424,834	351,373	1,193,627

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash provided by operating activities	1,151,656	1,013,875	1,173,942
Net cash provided by investing activities	417,535	906,485	54,683
Net cash used in financing activities	(399,700)	(963,700)	—

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

VIEs — continued

Risks in relation to the VIE structure — continued

In accordance with the VIE contractual arrangements, the FOS have the power to direct activities of the VIEs, and can have assets transferred out of the VIEs. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Consolidated ABFE — continued

The following financial statement amounts and balances of the consolidated ABFE were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Assets
Restricted cash	267,271	108,142
Prepaid expenses and other assets	5,942	10,318
Loans at fair value	288,764	382,058
Held-to-maturity investments	10,420	6,587

Total assets	572,397	507,105

Liabilities
Accounts payable	1,023	649
Amount due to related party	1,517	—
Payable to investors at fair value	445,762	368,022
Accrued expenses and other liabilities	2,142	107

Total liabilities	450,444	368,778

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net income/(loss)	17,949	(68,024)	66,603

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(1,434)	211,185	299,841
Net cash provided by/(used in) investing activities	34,976	(900,142)	(329,459)
Net cash (used in)/provided by financing activities	(85,587)	818,305	(79,281)

All assets of the consolidated ABFE are collateral for the consolidated ABFE’s obligations and can only be used to settle the consolidated ABFE’s obligations.

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates are used for, but not limited to, revenue recognition and its related accounts, allowance for accounts receivable and contract assets, allowance for financing receivable, guarantee liabilities, fair value measurement of loans at fair value, payable to investors at fair value, other financial investments, depreciable lives of property, equipment and software, the discount rate for leases, and share-based compensation. Actual results may differ materially from those estimates.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue

The majority of the Group’s revenue for the years ended December 31, 2022, 2023 and 2024 were generated from the PRC. The following table illustrates the disaggregation of revenue in 2022, 2023 and 2024 under Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers”.

		2022	2023	2024
		RMB	RMB	RMB
Financial services business:
Loan facilitation services	At a point in time	1,362,685	2,240,852	2,721,389
Post-origination services	Overtime	204,336	17,203	5,957
Guarantee services	Overtime	10,999	50,865	429,299
Financing services	Overtime	278,783	55,974	93,239
Others	At a point in time	102,929	150,225	223,225
Subtotal		1,959,732	2,515,119	3,473,109
Insurance brokerage business:
Insurance brokerage services	At a point in time	731,797	963,822	408,369
Subtotal		731,797	963,822	408,369
Consumption & lifestyle business and others:
Electronic commerce services	At a point in time/ Overtime	302,896	1,267,104	1,865,621
Others	At a point in time	440,195	149,588	58,802
Subtotal		743,091	1,416,692	1,924,423
Total net revenue		3,434,620	4,895,633	5,805,901

Total revenue recognized at a point in time is RMB2,777 million, RMB3,948 million and RMB3,991 million for the years ended December 31, 2022, 2023 and 2024. Total revenue recognized over time is RMB658 million, RMB948 million and RMB1,815 million for the years ended December 31, 2022, 2023 and 2024.

Financial services business:

Revenue from loan facilitation, post-origination and guarantee services

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

The Group collects transaction fees (including loan facilitation service fees, post-origination service fees and guarantee service fees) from borrowers, third party funding partners, and guarantee companies, if any, on pre-agreed schedules. The Group also receives service fees contingent on future events (e.g., penalty fees for loan prepayment and late payment).

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Revenue from loan facilitation, post-origination and guarantee services — continued

The Group determines its customers to be both the institutional investors and borrowers. For each loan facilitated on the platform, the Group considers the loan facilitation service, post-origination service and guarantee service (only applicable for arrangements under the risk-taking models) as three separate services. The Group assesses ability and intention to pay the service fees of both borrowers and institutional investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. Of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once the Group is released from the underlying risk. The Group recognized the stand-ready guarantee liability at the inception of each loan, and it was amortized to“revenue from guarantee services” over the term of the guarantee (see accounting policy for Guarantee Liabilities). While the post-origination services are within the scope of ASC 860, ASC 606 revenue recognition model is applied due to the lack of definitive guidance in ASC 860. The loan facilitation services and post-origination services are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

The Group determines the transaction price of loan facilitation services, post-origination services and guarantee services to be the service fees chargeable from borrowers, third party funding partners, and guarantee companies, if any, on pre - agreed schedules, net of value-added tax. The transaction price includes variable consideration in the form of prepayment risk of the borrowers. The Group reflects, in the transaction price, the borrower prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee services, if any, and the two performance obligations described above.

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

For each type of the services, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised service to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services, if any, are recognized amortized during the guarantee term (see accounting policy for Guarantee Liabilities).

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Revenue from loan facilitation, post-origination and guarantee services— continued

The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB3.6 million and RMB3.4 million as of December 31, 2023 and 2024, respectively, among which approximately 100% and 100% of the remaining performance obligations will be recognized over the following 12 months, respectively and with the remainder recognized thereafter.

Revenue recognized for year ended December 31, 2022, 2023 and 2024 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate and service fee allocation rate was immaterial,

Revenue from financing services

The Group provides loans through its subsidiaries. The interest rate charged to the borrowers is fixed. The Group recognized revenue under “revenue from financing services” for the fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method.

Other revenue of financial services

Other revenue of financial service business mainly includes referral service fees,technical support service fees, penalty fees for loan prepayment and late payment.

The Group provides the referral services to third-party companies and related parties, by referring to them the borrowers who have not passed the credit assessment. Specifically, the Group receives a fixed rate of referral fee from the platforms once the borrowers click, register or are accepted by the other funding providers on those platforms. The revenue is recognized once the referral is completed as confirmed by those platforms. For the years ended December 31, 2022, 2023 and 2024, RMB64,892, RMB120,216 and RMB205,187 were generated from the referral service, respectively.

The Group provides technical support services to third-party companies by authorizing the use of its proprietary software systems. Fees are charged at a fixed rate based on usage volume, in accordance with pre-agreed terms with the counterparties. Revenue is recognized on a monthly basis when the counterparty actually uses the services and confirms the usage volume. For the years ended December 31, 2022, 2023 and 2024, RMB12,194, RMB18,682 and RMB15,142 were generated from the technical support services, respectively.

The penalty fees is based on a certain percentage of past due amounts in case of late payment or a certain percentage of the contract amounts in case of prepayment and the Group recognizes the relevant revenue when the fees are received. For the years ended December 31, 2022, 2023 and 2024, RMB25,694, RMB11,196 and RMB2,825 were received from borrowers, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

(a)	Insurance brokerage business:

Revenue from insurance brokerage services

The Group provides insurance brokerage services by selling various health and life insurance products as well as property and casualty insurance products on behalf of insurance companies. As an agent of the insurance companies, the Group sells insurance policies on behalf of the insurance companies and earns brokerage commissions determined as a percentage of premiums paid by the insured, including premiums paid upon renewals. The Group has identified its promise to sell insurance policies on behalf of the insurance companies as the performance obligation in its contracts with them. The Group’s performance obligation to the insurance company is satisfied and commission revenue, including renewal commission revenue, is recognized at the point in time when an insurance policy becomes effective. The renewal commission revenue is recognized based on the projected renewal premium rate.

The following table provides the amount of the disaggregation of revenue in 2022, 2023 and 2024:

	2022	2023	2024
	RMB	RMB	RMB
Insurance brokerage services:
Life and health insurance business	420,273	551,809	30,992
Property & casualty insurance business	311,524	412,013	377,377
Total	731,797	963,822	408,369

The terms for health and life insurance products sold by the Group vary and are typically five to ten years. For the health and life insurance products, the insurance companies pay the Group both the first - year initial premium and renewal commission annually throughout the insurance policy term based on the premium paid of the insurance policies. In 2022, 2023 and 2024, the renewal commission revenue accounts for 9.7%, 6.0% and 2.6% of total insurance brokerage services revenue, respectively. The term for property and casualty insurance products is one year and the Group receives a pre - agreed percentage of the premiums paid by the policy holder for such year as commission. The Group’s contract terms can give rise to variable consideration due to the nature of its commission structure (e.g. policy changes or cancellations).

The Group determines the transaction price of its contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on assumption about future customer behavior and market conditions. The Group makes estimates for the renewal premium rate based on the historical experience, reasonable and supportable forecasts of policyholders’ behavior, current economic conditions, and other contributing factors. Such estimates are ‘constrained’ in accordance with ASC 606. That is, the Group uses the expected value method and only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.

(c) Consumption & lifestyle business and others:

Revenue from electronic commerce services

In accordance with ASC 606, the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset)to a customer. An asset is transferred when the customer obtains control of that asset. For revenue arrangements with multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling price at contract inception.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

(c) Consumption & lifestyle business and others: — continued

Revenue from electronic commerce services— continued

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions.

When the Group is a principal, the Group controls the goods or services before they are transferred to the customers as a principal, as it is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has discretion in establishing prices, revenue is recorded on a gross basis.

When the Group is an agent, its performance obligation is to facilitate third-party merchants in fulfilling their performance obligation for specified goods or services. Upon successful sales, the Group charges the third-party merchants a fixed rate commission based on the sales amount. The revenue is recognized on a net basis.

The Group mainly provides a variety of non-physical products to meet customers’ evolving consumption needs across life scenarios, which are categorized into distinct revenue recognition models based on the fulfillment of performance obligation. For contracts containing customer refund rights (e.g., cancellable memberships, service packages with conditional termination clauses), the transaction price includes variable consideration related to customer refunds. The Group incorporates the estimated customer refund rights into the transaction price and estimates such variable consideration for these contracts using the expected value approach, based on historical refund experience and specific contract terms. The transaction price is then allocated to the distinct performance obligations identified in the contracts.

One-Time Recognition Products

Products such as credit limit increases, express loan approvals, single-use platform service entitlements and etc are recognized as revenue immediately upon service delivery. These services provide customers with instantaneous benefits—e.g., enhanced borrowing limits or expedited application processing—where the Group’s performance obligation is satisfied at a point in time. Revenue is recorded under “e-commerce service income” when customers gain access to the contracted rights, with no ongoing obligations post-delivery.

Subscription Products

For the annual and quarterly membership cards and tiered service packages, which provide the Group’s customers with access to an evolving suite of benefits—such as periodic access to discounted interest rates, cashback rewards, or streaming platform privileges—that represent a single stand-ready obligation. Subscriptions are paid for at or in advance services delivering.Revenue is recognized ratably over the subscription period as the Group fulfills ongoing performance obligations. Upon receipt of membership fees, amounts are initially recorded as “Deferred Revenue” and recognized proportionally under “e-commerce service income” in alignment with the passage of time and benefit delivery schedule.

Installment Payment Term Products

For products with installment payment terms, the relevant rights and interests will be distributed to customers in installments during the installment payment period and the revenue will be recognized evenly over the installment period. If the customers prepay installments, remaining rights will be distributed at the prepayment date, and the associated revenue is recognized immediately, reflecting the accelerated satisfaction of performance obligations.

The Group regularly reviews its refund rate assumptions against actual refund experience. As of December 31, 2024, adjustments resulting from differences between estimated and actual refund amounts were immaterial.

In 2023 and 2024, the revenue generated from the Group’s operations as a principal accounted for 99.7% and 100% of total e - commerce revenue, respectively. As of December 31, 2023 and 2024, the inventory balance related to e - commerce revenue were immaterial.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Other revenue of other business

Other revenue of other business mainly includes referral service fee. Referral services revenue is recognized when successful referrals are completed by the Group.

Contract assets, net

Under ASC 606, contract assets represent the Group’s rights to consideration in exchange for services that the Group has transferred to the customer before payment is due.

For the financial service business, the Group’s rights to consideration for the monthly fees related to facilitation services are conditional on the borrowers’ actual payment, as the borrowers have the rights to early terminate the loan contracts prior to the loan maturity and are not obligated to pay the remaining monthly fees. As such, the Group records a corresponding contract assets for the monthly service fees allocated to loan facilitation services and post-origination services that have already been delivered in relation to loans facilitated on the Group’s platform when recognizing revenue from loan facilitation services and post-origination services. The monthly fee that are past the payment due date but have not been paid are reclassified to accounts receivable. The Group only recognizes contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer.

For insurance brokerage services, contract assets are recorded for arrangements when the Group has provided the services but for which the related payments are not yet due. Contract assets are attributable to the brokerage commission that is contingent upon the future premium payment of the policy holders.

Contract assets are stated at the historical carrying amount net of write offs and allowance for credit losses in accordance with ASC Topic 326. The Group established an allowance for credit losses on contract assets based on estimates incorporating historical borrower’s credit risk and adjusted on the basis of relevant observable data reflecting current economic conditions. The Group evaluates and adjusts its allowance for credit losses on contract assets on a quarterly basis or more frequently as necessary.

Contract assets are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. The Group will write off contract assets and corresponding allowance if any repayment of the underlying loan is 90 days past due.

The contract assets, net of allowance are RMB978,051 and RMB1,008,920 as of December 31, 2023 and 2024, respectively.

Contract cost

The Group pays commissions for successful referring of borrowers to the Group. The commissions paid based on successful referrals are considered as contract acquisition cost, and are capitalized when the commission becomes payable. The amount of amortization for the years ended December 31, 2023 and 2024 are RMB0.7 million and RMB0.2 million, respectively.

Amortization of the capitalized contract cost is charged to the consolidated statements of operations when the revenue to which the asset relates is recognized. Contract cost is recognized as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less. The Group recorded nil impairment loss for contract cost as of December 31, 2023 and 2024, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Deferred revenue

Deferred revenue mainly consists of the premium membership fees for annual and quarter membership cards received from clients. Deferred revenue is recognized ratably as revenue when the related services are provided over the service period.

The amounts of revenue recognized during the years ended December 31, 2023 and 2024 that were included in the opening deferred revenue were RMB65.5 million and RMB54.0 million, respectively.

Guarantee receivable

Under the risk-taking models ,the Group provides guarantee services in connection with loans it facilitates for its institutional funding partners, whereby in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from the Group.

Guarantee receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by the Group to issue the same guarantee service in a standalone arm’s-length transaction. The stand-alone selling price of the guarantee service is evaluated based on the expected net payouts by incorporating a markup margin, which shoud not exceed the total transaction price charged by the Group. The Group estimates the expected net payouts based on the product mix, default rates and loan terms. Guarantee receivable is stated at the historical carrying amount net of write-offs and allowance for credit losses in accordance with ASC Topic 326. The Group establishes an allowance for credit losses on guarantee receivable based on estimates incorporating historical borrower’s credit risk and adjusted on the basis of relevant observable data reflecting current economic conditions. The Group evaluates and adjusts its allowance for credit losses on guarantee receivable on a quarterly basis or more frequently as necessary.The guarantee receivable is reduced when receiving service fees from the borrowers. Allowance for guarantee recivable of RMB0.7 million, RMB3.1 million and RMB65.8 million were recorded in “Allowance for contract assets, receivables and others” during the years ended December 31, 2022, 2023 and 2024, respectively.

Guarantee liabilities

Under the risk-taking models ,the Group provides guarantee services in connection with loans it facilitates for its institutional funding partners, whereby in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from the Group.

According to ASC 326, Financial Instruments—Credit Losses, at inception of the guarantee, the Group recognizes both a stand-ready guarantee liability under ASC 460 with an associated guarantee receivable, and a contingent guarantee liability with an allowance for credit losses under Current expected credit loss (“CECL”) model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the institutional funding partners upon borrowers’ default. Allowance for credit losses under CECL model was included in “Provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Fair value option

The Group has elected the fair value option for the assets and liabilities of the consolidated ABFE that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. See Note 6 for the disclosure on financial instruments of the consolidated ABFE for which the fair value option has been elected.

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

Restricted cash

Restricted cash represents cash held by the consolidated ABFE through segregated bank accounts which is not available to fund the general liquidity needs of the Group, and guarantee deposit in restricted bank account and frozen funds due to lawsuits.

Accounts receivable

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 326. The Group establishes an allowance for accounts receivable based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected. The Group recorded RMB46,715 and RMB154,925 allowance for accounts receivable as of December 31, 2023 and 2024, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Financing receivables

Financing receivables represent loans and lease receivables arising from subsidiaries of the Group. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets based on the outstanding principal adjusted for any write-off, accrued interest receivable adjusted for any write-off, and the allowance for credit losses. Amortized cost of a financing receivables is equal to the unpaid principal balance, plus net deferred origination cost if any. The Group recognizes interest and financial service income over the terms of the financing receivables using the effective interest rate method. Balances are considered past due if borrowers do not make the monthly payment by the end of the monthly billing period.

The Group’s financing receivables consist of predominantly financial leasing loans extended to automobiles purchasers which ceased in February 2022 and unsecured small revolving loans issued by oversea subsidiary of the Group since early 2023. As the financial leasing loans secured by autoes and oversea unsecured small revolving loans are generally have two different risk characteristics, the Group monitors the credit quality of the financing receivables as two different portfolio. The allowance for financing receivables including principal and accrued interest receivables is determined at a level believed to be reasonable to absorb probable losses inherentin the portfolio as of each balance sheet date in accordance with ASC 326. Although finance lease loans and small revolving loans have different risk characteristics, the Group’s key credit quality indicator is the aging (days past due status) of its financing receivables balances. The Group estimates the default rate of loans by taking into consideration the historical delinquency rate, correlated industrial and macro-economic factors, and other pertinent information and delinquent loan collection rate in assessing future performance of the loan portfolio. There are no material changes for factor that influenced management’s current estimate of expected credit losses for the reporting period.

Financing receivables are placed on non-accrual status if such loans are past due for more than 90 days. Principal and accrued interest receivable will be written-off if the Group make exemption to borrowers or when management determines the balance is uncollectible and the Group ceases the collection efforts if the loans are overdue more than 3 years. If the previously written-off amounts are subsequently collected, the Group will recognize interest income based on actual collections.

Financial Investments

The Group’s financial investments consist of trading securities, held-to-maturity investments and other financial investments.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Investments — continued

Other financial investments

Financial investments that do not meet the criteria of held-to-maturity or trading securities are classified as other financial investments, and are reported at fair value with unrealized gains and losses recorded in the consolidated statements of comprehensive income/(loss). Realized gains or losses are included in the consolidated statements of operations during the period in which the gains or losses are realized.

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Company evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income as a component of shareholder’s equity. As of December 31, 2024, there were no investments held by the Group that had been in continuous unrealized loss position.

Equity Investments

The Group’s equity investments consist of equity investments accounted for using the equity method and equity investments accounted for using the measurement alternative in forms of a loan.

Equity investments accounted for using the equity method

The Group applies the equity method of accounting to account for its equity investments, according to ASC 323 Investment-Equity Method and Joint Ventures, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records the investments at cost. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings and cash distributions from investees, if any, after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investment is recognized in earnings under “Investment-related impairment” when the decline in value is determined to be other-than-temporary.

Equity investments accounted for using the measurement alternative

The Group measures long-term equity investments, other than equity method investments, at fair value through earnings. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group makes reasonable efforts to identify price changes that are known or that can reasonably be known. The Group also makes a qualitative assessment of whether these investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group has to recognize an impairment loss equal to the difference between the carrying value and fair value under “Share of results of equity investees” on its Consolidated Statements of Operations.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023 and 2024, respectively.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small-scale taxpayer, and related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB776,907, RMB477,328 and RMB582,524 for the years ended December 31, 2022, 2023 and 2024, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as accrued expenses and other liabilities on the consolidated balance sheets.

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

Dividends

Dividends of the Company are recognized when declared.

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented includes net income/(loss), change in unrealized gains/(loss) on other financial investments, and foreign currency translation adjustment.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The Group extended loans with automobiles as collaterals and transferred its financing receivables to other assets management companies (Note 14). As the transfer of financial assets does not qualify for sale accounting, the transaction was accounted for as a borrowings. Accordingly, the related financing receivables remain on the Company’s consolidated balance sheets and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with attributable interest expense recognized over the life of the related transactions.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993 on December 31, 2024, the last business day in the fiscal year 2024, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB5,755,750 and RMB3,518,573 as of December 31, 2023 and 2024, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

Concentration of credit risk

Financial instrument that potentially exposes the Group to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable, contract assets, prepaid expenses and other assets, loans at fair value, and amounts due from related parties. As of December 31, 2024, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank are covered by insurance with an upper limit of RMB500 thousands at each bank. Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The credit risk from prepaid expenses and other assets arises from loans to third parties. The risk with respect to accounts receivable, contract assets and loans to third parties is mitigated by credit evaluations the Group performs on its customers or third parties and its ongoing monitoring process of outstanding balances. The Group believes that there is no significant credit risk associated with amounts due from related parties.

Credit of loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years ended December 31, 2022, 2023 and 2024.

There was one customer of the Group accounts for 37% and 60% of the Group’s account receivables as of December 31, 2023 and 2024, respectively.

Recently Adopted Accounting Guidance

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. The Group adopted this guidance on January 1, 2024 and the adoption did not have material impact on the Group’s consolidated financial statements, please refer to Note 21 for additional information.

Recently accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Group is assessing the impact of this guidance, however, it is not expected to have a material impact to the Group’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

3.    GUARANTEE RECEIVABLE

The Group’s guarantee receivable as of December 31, 2023 and 2024 are as follows:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Guarantee receivable	6,221	537,791
Allowance for uncollectible receivables	(3,331)	(63,659)
Guarantee receivable, net	2,890	474,132

The movement of guarantee receivable for the years ended December 31, 2023 and 2024 is as follows:

	Year ended December 31, 2023	Year ended December 31, 2024
	RMB	RMB
Balance at beginning of year	6,038	6,221
Addition in the current year	50,182	1,027,383
Collection in the current year	(47,178)	(490,356)
Write-off	(2,821)	(5,457)
Balance at end of year	6,221	537,791

The movement of allowance for uncollectible receivables for the years ended December 31, 2023 and 2024 is as follows:

	Year ended December 31, 2023	Year ended December 31, 2024
	RMB	RMB
Balance at beginning of year	(3,017)	(3,331)
Addition in the current year	(3,135)	(65,785)
Write-off	2,821	5,457
Balance at end of year	(3,331)	(63,659)

4.    CONTRACT ASSETS, NET

Contract assets as of December 31, 2023 and 2024 are as follows:

	As of December 31, 2023	As of December 31, 2024
	RMB	RMB
Contract assets	1,142,192	1,126,636
Allowance	(164,141)	(117,716)
Contract assets, net	978,051	1,008,920

The following table presents the movement of allowance for contract assets for the years ended December 31, 2023 and 2024:

	Year ended December 31, 2023	Year ended December 31, 2024
	RMB	RMB
Balance at beginning of the year	153,435	164,141
Allowance for contract assets	196,426	234,122
Write-off	(185,720)	(280,547)
Balance at end of the year	164,141	117,716

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

5.    PREPAID EXPENSES AND OTHER ASSETS

	December 31,	December 31,
	2023	2024
	RMB	RMB
Deposits (i)	327,987	1,295,010
Prepayment of investment	—	938,516
Prepaid expenses	17,247	57,102
Funds receivable from external payment network providers (ii)	41,354	38,953
Interest receivable	14,905	10,065
Goodwill (iii)	4,778	4,778
Funds receivable for disposal of financing receivables	1,989	1,274
Others	15,361	15,887
Total	423,621	2,361,585
(i)	As of December 31, 2023 and 2024, the balance of deposit mainly includes the business cooperation deposit of RMB319 million and RMB1,286 million, respectively.

(ii)	The Group opened accounts with external online payment service providers to collect the loan principal, interest and service fees. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of service fees received at the balance sheet date, which was collected subsequently.
(iii)	In April 2020, the Group acquired an insurance brokerage licensee company for total consideration of RMB15.5 million. The purchase price allocated to the fair value of assets acquired and liabilities assumed were RMB53.8 million and RMB38.3 million, respectively. RMB4.8 million of goodwill was recognized in this acquisition. The Group did not record any impairment of goodwill during the years ended December 31, 2022, 2023 and 2024.

6.    Fair Value of Assets and Liabilities

Assets and Liabilities Recorded at Fair Value

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition is as follows:

December 31, 2023	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	5,791,333	—	—	5,791,333
Restricted cash	267,271	—	—	267,271
Trading securities	76,053	—	—	76,053
Loans at fair value	—	—	677,835	677,835
Other financial investments	276,084	127,000	35,000	438,084
Total Assets	6,410,741	127,000	712,835	7,250,576
Liabilities
Payable to investors at fair value (i)	—	—	447,279	447,279
Total Liabilities	—	—	447,279	447,279

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.    Fair Value of Assets and Liabilities — continued

Assets and Liabilities Recorded at Fair Value — continued

December 31, 2024	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	3,841,284	—	—	3,841,284
Restricted cash	260,273	—	—	260,273
Trading securities	77,426	—	—	77,426
Loans at fair value	—	—	421,922	421,922
Other financial investments	291,190	27,000	35,000	353,190
Total Assets	4,470,173	27,000	456,922	4,954,095
Liabilities
Payable to investors at fair value (i)	—	—	368,022	368,022
Total Liabilities	—	—	368,022	368,022

(i): Among the payable to investors at fair value, RMB1,517 and nil are recorded as amount due to related parties as of December 31, 2023 and 2024, respectively.

As the Group’s loans and related payable to investors do not trade in an active market with readily observable prices, the Group uses discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these assets and liabilities, including discount rates, net cumulative expected loss rates, and cumulative prepayment rates. Financial instruments are categorized as Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2023 and 2024.

Significant Unobservable Inputs

		December 31, 2023	December 31, 2024
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted- Average	Weighted- Average
Loans at fair value	Discount rates	14.0%-20.0%	20.0%-24.0%
	Net cumulative expected loss rates (i)	0.5%-8.3%	1.1%-9.4%
	Cumulative prepayment rates (i)	7.5%-18.2%	8.2%-18.1%
Payable to investors at fair value	Discount rates	7.5%-8.3%	6.5%-7.0%
(i)	Expressed as a percentage of the loan volume.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.    Fair Value of Assets and Liabilities — continued

Significant Unobservable Inputs — continued

Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments gain/(loss)” in the consolidated statements of operations. The additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2023 and 2024 is as follows:

	Year ended December 31, 2023	Year ended December 31, 2024
Loans At Fair Value	RMB	RMB
Balance at beginning of year	54,049	677,835
Origination of loans	1,494,096	1,246,178
Collection of principals	(772,398)	(1,526,676)
Change in fair value	(97,912)	24,585
Balance at end of year	677,835	421,922

	Year ended December 31, 2023	Year ended December 31, 2024
Payable to investors At Fair Value	RMB	RMB
Balance at beginning of year	—	445,762
Contribution from investors of the consolidated ABFE	450,000	212,500
Interest and penalties received	58,481	114,026
Deductible expenses associated with the consolidated ABFE operation	(5,815)	(5,579)
Principal and interest payments to investors of the consolidated ABFE	(7,770)	(322,881)
Changes in fair value	(52,220)	(77,323)
Amount due to related parties (i)	3,086	1,517
Balance at end of year	445,762	368,022

(i): Among the investors of the ABFE, RMB1,517 and nil are recorded as amount due to related parties as of December 31, 2023 and 2024, respectively.

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

7.    FINANCING RECEIVABLES

The Group’s financing receivables as of December 31, 2023 and 2024 are as follows:

	As of December 31, 2023	As of December 31, 2024
	RMB	RMB
Financing receivables	168,022	136,700
Allowance	(51,858)	(119,185)
Financing receivables, net	116,164	17,515

As of December 31, 2023 and 2024, the accrued interest receivables were RMB3.5 million and RMB39 thousand (net of allowance RMB1.2 million and RMB0.2 million, respectively), which is recorded under financing receivables.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.    FINANCING RECEIVABLES — continued

The principal of financing receivables by year of origination as of December 31,2023 and 2024 is as follows:

Year of loan origination	2019	2020	2021	2022	2023	2024	Total
December 31, 2023	1,658	20,855	135,119	74	10,316	—	168,022
December 31, 2024	1,187	9,533	63,170	3	8,033	54,774	136,700

The following table presents the aging of loans as of December 31, 2023 and 2024:

		1-90 days	91 to 270 days	271 to 360 days	over 360 days
	Current	past due	past due	past due	past due	Total
December 31, 2023	35,773	5,032	10,080	8,123	109,014	168,022
December 31, 2024	15,264	9,271	26,167	4,782	81,216	136,700

The movement of allowance for financing receivables for the years ended December 31, 2023 and 2024 is as follows:

	Year ended December 31, 2023	Year ended December 31, 2024
	RMB	RMB
Balance at beginning of the year	40,735	51,858
Current year net provision	32,833	100,498
Write-off	(21,710)	(33,171)
Balance at end of the year	51,858	119,185

The Group has not recorded any financing income on an accrual basis for the loans that are overdue for more than 90 days in 2024. Allowance of financing receivables were RMB38.6 million, RMB32.8 million and RMB100.5 million for the years ended December 31, 2022, 2023 and 2024, respectively.

8.    INVESTMENTS

Trading securities

As of December 31, 2024, the Group’s trading securities mainly consisted of investments in marketable debt or equity assets held by the Group with the intention of selling them in the near future to earn a profit through price fluctuations. The Group measured the trading securities at fair value in the consolidated income statement. Changes in fair value of trading securities, for the years ended December 31, 2022, 2023 and 2024 were nil, RMB(4,479) and RMB5,623, respectively, recorded in the consolidated income statement.

Held-to-maturity investments

As of December 31, 2024, the Group’s held-to-maturity investments mainly consisted of principal-guaranteed products that have stated maturity within one year. While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No allowance for credit loss was recognized for the years ended December 31, 2022, 2023 and 2024.

Interest income of held-to-maturity investments of RMB1,458, RMB21,294 and RMB5,908 was recognized in the consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.    INVESTMENTS — continued

Other financial investments

As of December 31, 2024, the Group’s other financial investments mainly consisted of investments in debt securities, bank wealth management products and private funds. The Group measured the other financial investments at fair value, with changes in fair value deferred in other comprehensive income/(loss). Changes in fair value of other financial investments, net of tax, for the years ended December 31, 2022, 2023 and 2024 were RMB(12,351), RMB17,813 and RMB33,457, respectively, recorded in other comprehensive income/(loss). In 2022, 2023 and 2024, the realized gains (losses) that were recorded in the consolidated statements of operations due to disposal of debt securities were RMB(60), RMB(13,598) and RMB4,042, respectively. No impairment loss was recognized for the years ended December 31, 2022, 2023 and 2024.

Interest income of other financial investments of RMB15,488, RMB3,203 and RMB12,775 was recognized in the consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024, respectively.

The additional information about cost and fair value of other financial investments as of December 31, 2023 and 2024 is as follows:

		Unrealized gains in
		accumulated other
		comprehensive	Impact of
December 31, 2023	Cost	income	exchange rate	Fair value
	RMB	RMB	RMB	RMB
Other financial investments:
Bank wealth management products	127,000	—	—	127,000
Debt securities	59,241	5,253	122	64,616
Private funds	246,410	2,406	(2,348)	246,468

		Unrealized gains in
		accumulated other
		comprehensive	Impact of
December 31, 2024	Cost	income	exchange rate	Fair value
	RMB	RMB	RMB	RMB
Other financial investments:
Bank wealth management products	27,000	—	—	27,000
Debt securities	35,000	—	—	35,000
Private funds	246,410	41,116	3,664	291,190

9.    EQUITY INVESTMENTS

Equity investments accounted for using the equity method

As of December 31, 2024, the carrying value of the Group’s equity investments accounted for using the equity method were RMB4.6 million.

For the years ended December 31, 2022, 2023 and 2024, the Group recorded investment loss of nil, nil and RMB0.4 million in “Share of results of equity investees”, as a result of its proportionate share of equity investees’ net losses, respectively.

Equity investments accounted for using the measurement alternative

For the years ended December 31, 2024, the Group made investments in several non-listed companies where the Group has no significant influence over the investees. These investments were accounted for as equity investments using the measurement alternative because these investments do not have readily determinable fair value. For the year ended December 31, 2022, 2023 and 2024, the Group did not recognize an impairment loss for equity investments accounted for using the measurement alternative.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.   PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31,	December 31,
	2023	2024
	RMB	RMB
Building	38,464	38,464
Computer and transmission equipment	12,106	16,314
Furniture and office equipment	493	536
Leasehold improvements	4,019	5,043
Licenses	32,990	33,784
Software	39,795	39,795
Total property, equipment and software	127,867	133,936
Accumulated depreciation and amortization	48,709	55,258
Property, equipment and software, net	79,158	78,678

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2022, 2023 and 2024 were RMB26,430, RMB7,116 and RMB8,893, respectively. Impairment losses of long-lived assets for the years ended December 31, 2022, 2023 and 2024 were nil, nil and nil, respectively.

11.   GUARANTEE LIABILITIES

The movement of guarantee liabilities during 2023 and 2024 is as follows:

Guarantee liabilities-stand ready

	December 31,	December 31,
	2023	2024
	RMB	RMB
Balance at beginning of year	9,485	8,802
Provision at the inception of new loans	50,182	1,027,383
Released into revenue	(50,865)	(429,299)
Balance at end of year	8,802	606,886

Guarantee liabilities-contingent

	December 31,	December 31,
	2023	2024
	RMB	RMB
Balance at beginning of year	42,281	28,351
Provision for contingent liabilities	27,035	869,280
Net payout (i)	(40,965)	(318,834)
Balance at end of year	28,351	578,797

(i): Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

As of December 31, 2023 and 2024, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB166.7 million and RMB6,828.3 million, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

12.   ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2023	2024
	RMB	RMB
Tax payable	931,191	1,152,313
Accrued payroll and welfare	153,554	206,225
Accrued advertisement expenses	134,601	168,378
Payable to investors (i)	145,655	9,828
Funds collected on behalf of third-party guarantee companies	11,387	6,264
Accrued customer incentives	3,263	1,354
Others	83,718	77,688
Total accrued expenses and other liabilities	1,463,369	1,622,050
(i)	Payable to investor represents interest and principal collected by the Group on behalf of lenders.

13.   RELATED PARTY BALANCES AND TRANSACTIONS

The Group accounts for related party transactions based on various service agreements and reflects for all periods presented herein. The major related parties and their relationships with the Group, and the nature of their services provided to the Group are summarized as follows:

	Relationship with the	Major transaction with the
Company name	Group	Group
Pucheng Credit Assessment and Management (Beijing) Co., Ltd. (“Pucheng Credit”)	Subsidiary of Consolidated VIE of CreditEase	Collection services, management consulting services, customers acquisition and referral services and related party loans

Puxin Hengye Technology Development (Beijing) Co., Ltd. (“Puxin”)	Subsidiary of CreditEase	System support services, sales of goods and related party loans

Zhuoyue	Consolidated VIE of CreditEase	Customers acquisition and referral services and related party loans

Beijing Zhicheng Credit Service Co., Ltd. (“Beijing Zhicheng”)	Consolidated VIE of CreditEase	Credit assessment services

Zhicheng A’Fu Technology Development Co.,Ltd. (“Zhicheng A’Fu”)	Consolidated VIE of CreditEase	Credit assessment services

Hengcheng	Consolidated VIE of CreditEase (from January 2021)	Post-loan management services, technical support services and acquisition and referral services

China Rise Insurance Broker Limited (“Huajin”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Xinda Hongtao Technology Development (Beijing) Co., Ltd. (“Xinda Hongtao”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

Goodhope Entry-Exit Consulting Services (Beijing) Company Limited. (“Goodhope”)	Consolidated VIE of CreditEase	Sales of goods

Creditease Puze (Beijing) Fund Sales Co., Ltd. (“Creditease Puze”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Qiyun Technology Development (Beijing) Co., Ltd.	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

CreditEase E-Share Technology (Beijing) Limited (“Qixiang”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

Beijing Yixin Public Welfare Foundation	Non-Governmental Organizations	Donation

Hainan CreditEase Puhui Small Loan Co., Ltd. (“Hainan CreditEase”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Ruicheng Family Information Consulting (Beijing) Co., Ltd.(“Ruicheng”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

13.   RELATED PARTY BALANCES AND TRANSACTIONS — continued

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
System support services	100,635	72,035	280,141
Credit assessment services	110,566	118,395	163,589
Collection services	22,735	29,188	110,383
Customers acquisition and referral services	216,958	175,471	9,935
Others services	91	1,824	1,003
Total costs and expenses	450,985	396,913	565,051

The costs and expenses incurred for customers acquisition and referral service provided by Ruicheng for the years ended December 31, 2022, 2023 and 2024 amounted to RMB155,093, RMB175,824 and RMB9,641, respectively, accounting for 20%, 18% and 1% of origination, servicing and other operating costs.

Revenue derived from services provided by the Group to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2022, 2023 and 2024 is recorded as other revenue and is as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Customers acquisition and referral service	409,688	140,782	32,192
Others services	1,322	813	—
Total revenue	411,010	141,595	32,192

The information about loans collected from/(issued to) CreditEase, its subsidiaries and affiliates recorded in investing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Pucheng Credit	(200,000)	—	(100,000)
Puxin	—	—	(1,000,000)
Total	(200,000)	—	(1,100,000)

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

13.   RELATED PARTY BALANCES AND TRANSACTIONS — continued

The information about loans received from/(repaid to) CreditEase, its subsidiaries and affiliates recorded in financing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Qichuang	(43,000)	—	—
Hengda Hongyuan (a)	(139,000)	(195,800)	—
Total	(182,000)	(195,800)	—

(a)Amounts related to transfer financial receivable to related party which only include principal, as discussed in Note 14.

Details of related party balances as of December 31, 2023 and 2024 are as follows:

(i)Amounts due from related parties

	December 31,	December 31,
	2023	2024
	RMB	RMB
Pucheng Credit (c)	203,353	1,755,644
Puxin (b)	139,071	1,109,759
Zhuoyue (a)	310,354	224,024
Hainan CreditEase (a)	26,073	1,416
Huichuang (a)	76,118	2
Others	65,212	297,107
Total	820,181	3,387,952

(ii)Amounts due to related parties

	December 31,	December 31,
	2023	2024
	RMB	RMB
Puxin(e)	—	98,071
Pucheng Credit (d)	9,084	31,172
Zhicheng A’Fu (d)	3,786	—
Others	1,544	386
Total	14,414	129,629

(a)Amounts relate to the referral services provided to the related parties.

(b)Amounts relate to the prepayment of system support services and loans provided to the related party. Interest income for the years ended December 31, 2022, 2023 and 2024 were nil, nil and RMB8,316, respectively.

(c)Amounts relate to the loans provided to the related party and prepayment of investment. Interest income for the years ended December 31, 2022, 2023 and 2024 were RMB3,774, RMB6,937 and RMB9,067, respectively.

(d)Amounts relate to the provision of credit assessment, collection services provided by the related parties.

(e)Amounts relate to the provision of AI technology services and system development fees.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

13.   RELATED PARTY BALANCES AND TRANSACTIONS — continued

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

14.   SECURED BORROWINGS

In 2020 and 2021, Yichuang Financial Leasing entered into several financing arrangements. According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right or beneficial interests of certain financing receivables totaling nil, nil and nil with remaining lease terms ranging from 1 to 3 years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right or beneficial interests of financing receivables does not constitute a true sale for transfer of assets under PRC law, the proceeds from the external creditors were considered as secured borrowings. The Group’s secured borrowings have maturities ranging from 1 to 3 years. In 2022, 2023 and 2024, the interest rate related to the secured borrowing is ranging from 7% to 11%, and the interest expenses were RMB109.2 million, RMB39.0 million and nil, respectively.

15.   INCOME TAXES

Yiren Digital is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Yiren Digital is not subject to tax on either income or capital gain.

Under the current Hong Kong Inland Revenue Ordinance, YouRace HK is subject to 8.25% Profits Tax rate on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. YouRace Hengchuang was recognized as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2015 and 2016, and a 50% reduction for the subsequent three years. In November 2018, YouRace Hengchuang qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law and was entitled to preferential income tax rate of 15%, and the status was reaffirmed in December 2021. Yiren Hengsheng Technology Development (Beijing) Co., Ltd. (“Yiren Hengsheng”) obtained the software enterprise certificate in March 2021, and was qualified as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2020 and 2021, and a 50% reduction for the subsequent three years, and the status was revaluated in April 2024. Hengyuda, Chongqing Hengfengyi Technology Co., Ltd. (“Hengfengyi”), Beihai Youce Yike Technology Co., Ltd. (“Youce Yike”), Beihai Youjia Innovation Technology Co., Ltd. (“Youjia Innovation”) and Beihai Hengze Innovation Technology Co., Ltd. (“Hengze Innovation”) have been recognized as within encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15%. In addition, Youce Yike, Youjia Innovation and Hengze Innovation enjoy a 40% local tax reduction. Xinjiang Hengyu Innovation Technology Development Co., Ltd., Hesi Shengju Technology Development (Xinjiang) Co., Ltd., and Hesi Shengrui Technology Development (Xinjiang) Co., Ltd. are eligible for an exemption of enterprise tax for five years since the tax year they generate their first sum of production and business revenue according to the Notice on Corporate Income Tax Incentives for Newly Established Enterprises in Xinjiang’s Difficult Areas and the Kashgar and Khorgos Special Economic Development Zones. Except for the small low-profit enterprises, whose taxable income is computed at a reduced rate of 5%, Yiren Digital’s other subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries established in the PRC are subject to income tax rate of 25%, according to the EIT Law. The consolidated ABFE are not subject to income tax.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Income tax (benefits)/expenses are comprised of the following:

	December 31,	December 31,	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax	410,106	512,054	364,628
Deferred tax	(109,594)	53,109	(85,446)
Total	300,512	565,163	279,182

Reconciliation between the income tax at the PRC statutory tax rate and income tax expenses is as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income before provision for income taxes	1,495,383	2,645,360	1,861,921
Statutory tax rate in the PRC	25%	25%	25%
Income tax expenses at statutory tax rate	373,846	661,340	465,480
Non-deductible expenses	365	—	723
Research and development super deduction	(5,697)	(11,620)	(19,925)
Effect of income not taxable	(29,398)	(58,359)	—
Effect of tax holiday and preferential tax rate	(45,074)	(108,806)	(354,366)
Adjustment on current income tax of the prior periods	(9,085)	80	(341)
Effect of different tax rates of subsidiaries operating in other jurisdictions	5,731	26,793	(8,234)
Withholding income tax	—	40,000	20,000
Change in valuation allowance	9,824	15,735	175,845
Income tax expenses	300,512	565,163	279,182

The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	(45,074)	(108,806)	(354,366)
The aggregate effect on basic and diluted net income per share:
- Basic	(0.2580)	(0.6156)	(2.0453)
- Diluted	(0.2570)	(0.6089)	(2.0283)

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

15.   INCOME TAXES — continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Deferred revenue	8,105	1,410
Accrued expenses and other liabilities	4,093	698
Guarantee liabilities	7,088	86,931
Fair value changes	17,350	17,241
Allowance for uncollectible receivables	121,080	166,999
Advertising expenses in excess of deduction limit	2,068	47,978
Valuation allowance (i)	(38,545)	(141,086)
Total	121,239	180,171

Deferred tax liabilities:
Contract assets, net	162,767	136,213
Contract cost	10	49
Intangible assets	7,123	7,917
Total	169,900	144,179

Net deferred tax (liabilities)/assets	(48,661)	35,992
(i)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, forecasts of future profitability, existence of taxable temporary differences and reversal periods. The valuation allowance is considered on an individual entity basis. The Group has recognized a valuation allowance against deferred tax assets of RMB38,545 and RMB141,086 for the years ended December 31, 2023 and 2024, respectively.

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

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2022, 2023 and 2024. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2024.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the consolidated VIEs that are available for distribution were approximately RMB3,690 million and RMB5,095 million as of December 31, 2023 and 2024, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in the PRC subsidiaries and the consolidated VIEs. However, the aggregate undistributed earnings of the Company’s subsidiaries and the consolidated VIEs and its subsidiaries located in the PRC that are available for distribution as of December 31, 2024 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

16.  SHARE-BASED COMPENSATION

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

Over the life of the Plan 2017, 43,386 RSUs were granted on July 1, 2019, at the fair value of US$6.92 per ordinary share, which was determined based on the closing price of the Company’s American depositary shares (“ADSs”) on The New York Stock Exchange on the grant date. Approximately 20.0% of the share awards were immediately vested with the rest to vest in various days over the next four years. Over the life of the Plan 2020, 2,592,140 RSUs were granted on June 30, 2020, at fair value of US $2.07 per ordinary share. Approximately 15.4% of the share awards were immediately vested with the rest to vest in various days over the next three years. 143,560 RSUs were granted on December 31, 2020, at fair value of US $1.67 per ordinary share, which were to vest in various days over the next three years. 1,830,024 RSUs were granted on June 30, 2021, at fair value of US$3.01 per ordinary share, which were to vest in various days over the next three years. 1,381,350 RSUs were granted on July 1, 2021, at fair value of US $2.79 per ordinary share, and all share awards were immediately vested. 168,022 RSUs were granted on January 1, 2022, at fair value of US$1.43 per ordinary share, Approximately 3.1% of the share awards were immediately vested with the rest to vest in various days over the next three years. 10,754,250 RSUs were granted on July 1, 2022, at fair value of US$0.88 per ordinary share, Approximately 79.5% of the share awards were immediately vested with the rest to vest in various days over the next three years. 479,814 RSUs were granted on January 1, 2023, at fair value of US$0.69 per ordinary share, Approximately 30.2% of the share awards were immediately vested with the rest to vest in various days over the next three years. 430,028 RSUs were granted on July 1, 2023, at fair value of US$1.14 per ordinary share, which are to vest in various days over the next three years. 192,034 RSUs were granted on January 1, 2024, at fair value of US$1.56 per ordinary share, which are to vest in various days over the next three years. 1,602,102 RSUs were granted on July 1, 2024, at fair value of US$2.26 per ordinary share, Approximately 96.0% of the share awards were immediately vested with the rest to vest in various days over the next three years.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.  SHARE-BASED COMPENSATION — continued

Share incentive plan — continued

Out of all the RSUs granted, 43,386 RSUs were granted to directors and employees of the Group under the 2017 Plan on July 1, 2019. 2,089,724 RSUs were granted under the 2020 Plan on June 30, 2020. 139,912 RSUs were granted on December 31, 2020. 1,060,464 RSUs were granted under the 2020 Plan on June 30, 2021. 447,698 RSUs were granted under the 2020 Plan on July 1, 2021. 79,732 RSUs were granted under the 2020 Plan on January 1, 2022. 3,633,302 RSUs were granted under the 2020 Plan on July 1, 2022. 192,794 RSUs were granted under the 2020 Plan on January 1, 2023. 237,554 RSUs were granted under the 2020 Plan on July 1, 2023. 192,034 RSUs were granted under the 2020 Plan on January 1, 2024. 852,932 RSUs were granted under the 2020 Plan on July 1, 2024. The awards granted to the employees of the Group are recognized as share-based compensation expenses, and measured based on the fair value as of the grant date. The Company recognized compensation expenses in general and administrative expense of RMB22,135, RMB6,752 and RMB16,928 for the years ended December 31, 2022, 2023 and 2024, respectively.

The remaining 502,416 RSUs were granted to employees of CreditEase and its consolidated subsidiaries and VIEs under the 2020 Plan on June 30, 2020. 3,648 RSUs were granted under the 2020 Plan on December 31, 2020. 769,560 RSUs were granted under the 2020 Plan on June 30, 2021. 933,652 RSUs were granted under the 2020 Plan on July 1, 2021. 88,290 RSUs were granted under the 2020 Plan on January 1, 2022. 7,120,948 RSUs were granted under the 2020 Plan on July 1, 2022. 287,020 RSUs were granted under the 2020 Plan on January 1, 2023. 192,474 RSUs were granted under the 2020 Plan on July 1, 2023. 749,170 RSUs were granted under the 2020 Plan on July 1, 2024. The awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs were recognized as deemed dividend from the Company to CreditEase as the employees of CreditEase do not provide services directly related to the Company. The awards are measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB38,168, RMB3,698 and RMB10,299 for the years ended December 31, 2022, 2023 and 2024, respectively.

The total fair value of RSUs vested for the years ended on December 31, 2022, 2023 and 2024 were RMB73,068, RMB15,476 and RMB31,116, respectively.

RSUs

A summary of RSUs activities is as follows:

		Weighted-Average
		Grant-Date
	Number of RSUs	Fair Value
		US$
Unvested as of December 31, 2022	3,203,830	1.48
Granted	909,842	0.90
Vested	(1,349,098)	1.62
Forfeited	(604,826)	1.42
Unvested as of December 31, 2023	2,159,748	1.17
Granted	1,794,136	2.18
Vested	(2,228,986)	1.94
Forfeited	(572,112)	1.47
Unvested as of December 31, 2024	1,152,786	1.12

As of December 31, 2024, unrecognized compensation cost related to unvested awards granted to employees of the Group, adjusted for estimated forfeitures, was RMB1,876. This cost is expected to be recognized over a weighted average period of 0.8 years on an accelerated basis.

As of December 31, 2024, unrecognized deemed dividend related to unvested awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs, adjusted for estimated forfeitures, was RMB609. Such deemed dividend will be recorded over a weighted average period of 0.8 years on an accelerated basis.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

During the years ended December 31, 2023 and 2024, the Company had repurchased 2,609,949 ADSs for RMB48,117 (US$6,777) and 2,165,090 ADSs for RMB75,612 (US$10,359) on the open market, at a weighted average price of US$2.61 per ADS and US$4.85 per ADS, respectively. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the equity.

18.   NET INCOME PER SHARE AND NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The basic and diluted net income per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net income	1,194,871	2,080,197	1,582,299
Denominator:
Weighted average number of ordinary shares outstanding, basic	174,695,959	176,749,706	173,256,348
Plus incremental weighted average ordinary shares from assumed vesting of RSUs using the treasury stock method	695,373	1,938,613	1,455,221
Weighted average number of ordinary shares outstanding, diluted	175,391,332	178,688,319	174,711,569

Basic net income per share	6.8397	11.7692	9.1327
Diluted net income per share	6.8126	11.6415	9.0566

19.  DIVIDENDS

On August 20, 2024, the board of directors of the Company approved the adoption of a semi-annual cash dividend policy. Under the policy, the Company will declare and distribute semi-annual dividends at an amount equivalent to no less than 10% of the Company’s anticipated net income after tax in each half year commencing from the first half of 2024. The determination to declare and pay such semi-annual dividends and the amount of dividends in any particular half year will be made at the discretion of the Board and will be based upon the Company’s operations, earnings, cash flow, financial condition and other relevant factors that the Board may deem appropriate.

In 2024, the board of directors of the Company has approved dividends for the first half of 2024 in accordance with the Company’s dividend policy with the total amount of RMB122,333.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

20.  LEASES

The Group leases certain office premises to support its core business under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2024, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2024, the Group had no significant lease contract that has been entered into but not yet commenced.

A summary of supplemental information related to non-cancelable leases as of December 31, 2024 is as follows:

	Year ended		Year ended
	December 31, 2023		December 31, 2024
Operating lease ROU assets	23,382		39,695
Operating lease liabilities	23,648		40,765
Operating leases - Weighted average remaining lease term	1.46	years	3.01	years
Operating leases - Weighted average discount rate	3.3%		3.6%

A summary of lease cost recognized and recorded in sales and marketing and general and administrative expenses in the consolidated statements of operations and supplemental cash information related to operating leases is as follows:

	Year ended	Year ended
	December 31, 2023	December 31, 2024
Operating lease cost	19,209	18,970
Short-term lease cost	168	335
Total	19,377	19,305
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	20,263	18,230
Non-cash ROU assets in exchange for new lease liabilities:
Operating leases	7,958	41,652

As of December 31, 2024, the maturity of operating lease liabilities under the Group’s operating leases is as follows:

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB
Less than 1 year	18,976	15,557
1-2 year	4,445	13,389
2-3 year	821	11,483
3-4 year	—	2,482
Subtotal	24,242	42,911
Less: imputed interest	594	2,146
Present value of operating lease liabilities	23,648	40,765

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

21.   SEGMENT INFORMATION

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

The summary of each segment’s operating results for the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the Year Ended December 31, 2022
			Consumption &
			lifestyle
	Financial services	Insurance	business and
	business	brokerage business	others	Total
	RMB	RMB	RMB	RMB
Net Revenue	1,959,732	731,797	743,091	3,434,620

Operating costs and expenses :
Sales and marketing	(383,950)	(17,417)	(172,607)	(573,974)
Origination and servicing	(151,539)	(524,767)	(100,535)	(776,841)
Research and development	(80,866)	(2,920)	(2,806)	(86,592)
General and administrative	(81,651)	(21,003)	(92,673)	(195,327)
Allowance for contract assets, receivables and others	(158,868)	(431)	(1,647)	(160,946)
Provision for contingent liabilities	(21,501)	—	—	(21,501)
Total segment income from operations	1,081,357	165,259	372,823	1,619,439
Unallocated expense	—	—	—	(147,575)
Other income	—	—	—	23,519
Income before provision for income taxes	1,081,357	165,259	372,823	1,495,383

	For the Year Ended December 31, 2023
			Consumption &
			lifestyle
	Financial services	Insurance	business and
	business	brokerage business	others	Total
	RMB	RMB	RMB	RMB
Net Revenue	2,515,119	963,822	1,416,692	4,895,633

Operating costs and expenses :
Sales and marketing	(498,055)	(12,887)	(145,661)	(656,603)
Origination and servicing	(223,468)	(697,669)	(55,035)	(976,172)
Research and development	(44,467)	(651)	(6,566)	(51,684)
General and administrative	(53,031)	(13,835)	(77,457)	(144,323)
Allowance for contract assets, receivables and others	(262,607)	390	771	(261,446)
Provision for contingent liabilities	(27,035)	—	—	(27,035)
Total segment income from operations	1,406,456	239,170	1,132,744	2,778,370
Unallocated expense	—	—	—	(183,588)
Other income	—	—	—	50,578
Income before provision for income taxes	1,406,456	239,170	1,132,744	2,645,360

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

21.   SEGMENT INFORMATION — continued

	For the Year Ended December 31, 2024
			Consumption &
			lifestyle
	Financial services	Insurance	business and
	business	brokerage business	others	Total
	RMB	RMB	RMB	RMB
Net Revenue	3,473,109	408,369	1,924,423	5,805,901

Operating costs and expenses ：
Sales and marketing	(1,102,737)	(13,706)	(79,986)	(1,196,429)
Origination and servicing	(442,312)	(407,225)	(33,420)	(882,957)
Research and development	(342,495)	(979)	(8,672)	(352,146)
General and administrative	(107,648)	(15,389)	(31,503)	(154,540)
Allowance for contract assets, receivables and others	(519,895)	663	(908)	(520,140)
Provision for contingent liabilities	(869,280)	—	—	(869,280)
Total segment income from operations	88,742	(28,267)	1,769,934	1,830,409
Unallocated expense	—	—	—	(183,345)
Other income	—	—	—	214,857
Income before provision for income taxes	88,742	(28,267)	1,769,934	1,861,921

Depreciation and amortization expenses of Financial services business for the years ended December 31, 2022, 2023 and 2024 were RMB19,032, RMB1,019 and RMB1,861, respectively, while such expenses of Insurance brokerage business for the years ended December 31, 2022, 2023 and 2024 were RMB135, RMB101 and RMB359, respectively, while such expenses of Consumption & lifestyle business and others for the years ended December 31, 2022, 2023 and 2024 were RMB1,774, RMB1,506 and RMB968, respectively.

22.  EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB89,682, RMB68,192 and RMB72,867 for the years ended December 31, 2022, 2023 and 2024, respectively.

23.  STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC entities. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2022, 2023 and 2024.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data, or otherwise noted)

23.  STATUTORY RESERVES AND RESTRICTED NET ASSETS — continued

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of December 31, 2023 and 2024, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entities of the Group not available for distribution amounted to RMB7,067,300 and RMB7,852,866, respectively (including the statutory reserve fund of RMB497,826 and RMB531,564 as of December 31, 2023 and 2024, respectively).

24.  COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

25.  SUBSEQUENT EVENTS

On March 15, 2025, the Board of Directors of the Company unanimously approved a cash dividend of US$0.22 (RMB1.61) per ADS, and is expected to be distributed on or around May 15, 2025 to shareholders of record as of the close of business on April 30, 2025.

Except for the matters mentioned above and those disclosed elsewhere in the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets:
Cash and cash equivalents	23,160	158,632	21,733
Amounts due from its subsidiaries and the consolidated VIEs	1,350,493	1,096,163	150,174
Amounts due from related parties	—	501	69
Other financial investments	29,615	—	—
Investments in its subsidiaries and the consolidated VIEs	6,689,748	8,362,945	1,145,718

Total assets	8,093,016	9,618,241	1,317,694
Liabilities:
Accrued expenses and other liabilities	7,467	12,275	1,682
Amounts due to its subsidiaries and the consolidated VIEs	—	63,536	8,704

Total liabilities	7,467	75,811	10,386
Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 200,648,440 and 202,877,426 shares issued as of December 31, 2023 and 2024, respectively; 174,706,968 and 172,605,774 shares outstanding as of December 31, 2023 and 2024, respectively)	130	132	18
Treasury stock (7,381,472 and 11,711,652 shares as of December 31, 2023 and 2024, respectively)	(94,851)	(170,463)	(23,353)
Additional paid-in capital	5,171,232	5,198,457	712,186
Accumulated other comprehensive income	23,669	79,268	10,860
Retained earnings	2,985,369	4,435,036	607,597

Total equity	8,085,549	9,542,430	1,307,308

Total liabilities and equity	8,093,016	9,618,241	1,317,694

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating expenses	(44,655)	(27,675)	(42,036)	(5,759)
Interest income/(expenses)	1,833	(12,982)	5,767	790
Non-operating (expense)/income, net	(39)	1,178	769	105

Share of income of its subsidiaries and the consolidated VIEs	1,237,732	2,119,676	1,617,799	221,638

Net income	1,194,871	2,080,197	1,582,299	216,774

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net income	1,194,871	2,080,197	1,582,299	216,774

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment	8,563	(1,909)	22,142	3,033
Unrealized (loss)/gain on other financial investments	(12,351)	17,813	33,457	4,584

Comprehensive income	1,191,083	2,096,101	1,637,898	224,391

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net cash used in operating activities	(22,907)	(25,459)	239,590	32,824

Cash Flows from Investing Activities:
Amounts due from/to its subsidiaries, the consolidated VIEs and related parties	9,766	49,654	64,241	8,801
Proceeds on disposal of other financial investments	33,215	22,682	30,908	4,234

Net cash provided by investing activities	42,981	72,336	95,149	13,035
Cash Flows from Financing Activities:
Dividends paid to shareholders	—	—	(122,333)	(16,760)
Repurchase of ordinary shares	(3,837)	(48,117)	(75,612)	(10,359)

Net cash used in financing activities	(3,837)	(48,117)	(197,945)	(27,119)

Effect of foreign exchange rate changes	1,273	426	(1,322)	(181)

Net increase/(decrease) in cash and cash equivalents	17,510	(814)	135,472	18,559
Cash and cash equivalents, beginning of year	6,464	23,974	23,160	3,174

Cash and cash equivalents, end of year	23,974	23,160	158,632	21,733

YIREN DIGITAL LTD.

SCHEDULE I-NOTES TO THE CONDENSED FINANCIAL INFORMATION

1.	BASIS FOR PREPARATION

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

As of December 31, 2023 and 2024, the amounts mainly represent interest-free, unsecured and repayable on demand loans provided to Yiren Vision and Creditease Puhui.