Form 20-F
period 2025-12-31
Yiren Digital Ltd.
filed 2026-04-29
CIK 1631761

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

Commission file number: 001-37657

Yiren Digital Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

28/F, China Merchants Bureau Building

118 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Ka Chun William Hui

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

174,680,826 ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“ADSs” refer to our American depositary shares, each of which represents two ordinary shares;

●	“CreditEase” refers to CreditEase Holdings (Cayman) Limited, our parent company and controlling shareholder;

●	“M3+ Net Charge-off Rate” with respect to loans facilitated during a specified time period, which we refer to as a vintage, is defined as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period, and (ii) the total principal of recovered past due payments in the same period with respect to all loans in the same vintage that have ever become over three months delinquent, divided by (iii) the total initial principal of the loans facilitated in such vintage;

●	“ordinary shares” refer to our ordinary shares, par value US$0.0001 per share;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	“VIE(s)” or “variable interest entity(ies)” refer to the domestic companies incorporated in mainland China in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;

●	“we,” “us,” “our company” and “our” refer to Yiren Digital Ltd., a Cayman Islands holding company, its subsidiaries, and, only in the context of describing our consolidated financial information, the consolidated variable interest entities in China. See “Item 4. Information on the Company - C. Organizational Structure” for an illustrative diagram of our corporate structure;

●	“Yiren Digital” refers to Yiren Digital Ltd., a Cayman Islands holding company;

●	“Yiren Credit”, or “Credit”, refers to the credit solution business (formerly known as “financial services business”, or “credit-tech platform”) that has the capability to provide individual borrowers and small business owners loan products funded by financial institutions;

●	“Yixianghua” refers to an online lending platform that provides small revolving loan facilitation services;

●	“Yiren Select” refers to the comprehensive life service platform offering a variety of consumption and lifestyle products and services;

●	“Yiren Wealth” (predecessor of “Yiren Select”) refers to our historical wealth solution platform that specifically targets the mass affluent population and provides it with comprehensive wealth solutions;

●	“Zhiyu” refers to a large-language model (“LLM”) that we self-developed and completed the required regulatory registrations with the relevant PRC authorities for its generative AI / algorithm-based services; and

●	“Magicube” refers to our agentic AI platform that consists of a series of specialized functional agents. These agents are deployed independently or in coordinated workflows and utilized across our business segments to support and perform operational activities.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities

Yiren Digital Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries and (ii) the consolidated variable interest entities with which its subsidiaries have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in the production of radio and television programs, the internet culture business and certain value-added telecommunication services such as internet content provision services. Accordingly, these businesses are operated by the variable interest entities in China. Neither Yiren Digital Ltd. nor its subsidiaries own any equity interest or direct foreign investment in the variable interest entities. Instead, Yiren Digital Ltd. relies on contractual arrangements among its PRC subsidiary, Hengyuda, the variable interest entity, Yiren Financial Information and its shareholders, which allow Yiren Digital Ltd. to (i) direct the activities of the variable interest entities that most significantly impact their economic performance, (ii) receive substantially all of the economic benefits of the variable interest entities, and (iii) have an exclusive option to purchase all or part of the equity interests in the variable interest entities when and to the extent permitted by PRC law. As a result of these VIE agreements, Yiren Digital Ltd. is considered the primary beneficiary of the variable interest entities for accounting purposes and is able to consolidate the financial results of the variable interest entities in the consolidated financial statements in accordance with U.S. GAAP. Revenues contributed by the consolidated variable interest entities accounted for 33.2%, 33.7% and 14.4% of our total revenues for 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yiren Digital Ltd., its subsidiaries, and, only in the context of describing our consolidated financial information, the consolidated variable interest entities in China. Depending on the context, we refer to the consolidated variable interest entities by their legal names or “variable interest entities” or “VIEs,” including but not limited to the following entities:

●	Haijin Yichuang Financial Leasing Co., Ltd. or Yichuang Financial Leasing, which was established in March 2017 and primarily engages in the business of financial leasing;

●	Hexiang Insurance Broker Co., Ltd. or Hexiang Insurance Brokers, which was established in September 2011 and holds Business Licenses to Professional Insurance Intermediaries, operates a website and primarily engages in the insurance brokerage business;

●	Yiren Financial Information Service (Beijing) Co., Ltd. or Yiren Financial Information, which was established in October 2016 and had no business operation other than holding shares as of the date of this annual report;

●	Beijing Yiding Technology Co., Ltd. or Yiding Technology, which was established in August 2019 and primarily engages in the insurance referral business;

●	Yiren Zhisheng Technology Information Service (Beijing) Co., Ltd. (formerly known as Beijing Yiyouxuan Technology Information Service Co., Ltd.), or Yiren Zhisheng, which was established in July 2022 and holds an Internet Content Provider License and an Electronic Data Interchange License, primarily engages in operation of Yiren Select;

●	Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. or Dekai Yichuang, which was established in March 2016 and had no business operation other than holding shares as of the date of this annual report;

●	Hainan Haijin Yichuang Data Information Service Co., Ltd. or Yichuang Data, which was established in December 2016 and had no business operation other than holding shares as of the date of this annual report;

●	Heilongjiang Changtuo Technology Development Co., Ltd. or Changtuo Technology, which was established in January 2014 and had no business operation other than holding shares as of the date of this annual report;

●	Hainan Guatian Film and Television Co., Ltd. or Hainan Guatian, which was established in July 2025 and holds an Internet Content Provider License, an Electronic Data Interchange License, a Network Culture Operation License and a Permit for Production and Operation of Radio and TV Programs, engaged in live streaming business for a short period in 2025 but has no business operation as of the date of this annual report; and

●	Hubei Jiushi Network Technology Co., Ltd. or Hubei Jiushi, which was established in May 2023 and holds an Internet Content Provider License and a Network Culture Operation License, engaged in live streaming business for a short period in 2025 but has no business operation as of the date of this annual report.

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

Yiren Digital Ltd. (Cayman Islands)
100%
100%
PT Pinjaman Kemakmuran Rakyat ("PKR") (Indonesia)
65%
YouRace Digital Holdings HK Limited ("YouRace HK") (Hong Kong)
Yiren Blue Boyage Limited ("Blue Boyage") (Cayman Islands)
100%
Yiren Vision Pte. Ltd. ("Yiren Vision") (Singapore)
100%
Creditable Lending Corporation ("Creditable Lending") (Filipion)
99%
Capital para Mexicanos Emprendedores S.A. de C.V., SOFOM ("CME") (Mexico)
Outside China
Inside China
100%
100%
100%
Hainan Zhenzhi Youpin Technology Development Co., Ltd. ("Zhenzhi Youpin")
100%
Dingrui Zhijie Technology Development (Guangxi) Co., Ltd. ("Dingrui Zhijie")
100%
Chongqing Hengfengyi Technology Co., Ltd. ("Hengfengyi")
100%
Youpu Digital (Shanghai) Technology Co., Ltd. ("Youpu Digital")
YouRace Hengchuang Technology Development (Beijing) Co., Ltd. ("YouRace Hengchuang")
100%
Shenzhen Zhongbang Information Consulting Service Co., Ltd. ("Shenzhen Zhongbang")
100%
Xiangyu Safety Technology Service (Beijing) Co., Ltd. ("Xiangyu Safety")
100%
Fujian Jiaying Financing Guarantee Co., Ltd. ("Fujian Jiaying")
100%
Beihai Youce Yike Technology Co., Ltd. ("Youce Yike")
100%
Beihai Youjia Innovation Technology Co., Ltd. ("Youjia Innovation")
100%
Yiren Hengsheng Technology Development (Beijing) Co., Ltd. ("Yiren Hengsheng" )
100%
Hesi Shengju Technology Development (Xinjiang) Co., Ltd. ("Hesi Shengju")
100%
Hesi Shengrui Technology Development (Xinjiang) Co., Ltd ("Hesi Shengrui")
Chongqing Hengyuda Technology Co., Ltd. ("Hengyuda")
100%
Beihai Hengze Innovation Technology Co., Ltd. ("Hengze Innovation")
100%
Xinjiang Hengyu Innovation Technology Development Co., Ltd. ("Hengyu Innovation")
100%
Chongqing Jintong Financing Guarantee Co., Ltd. ("Jintong")
National Trust · Tianji No.47 Collective Fund Trust ("Tianji No.47")
Aijian - Purui Xinan No.13 Collective Fund Trust ("Aijian No.13")
Xizang Trust - Yixin Collective Fund Trust series ("Xizang Yixin Trust")
Yiren Financial Information Service (Beijing) Co., Ltd. ("Yiren Financial Information")(1)
100%
Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. ("Dekai Yichuang")
100%
Hainan Haijin Yichuang Data Information Service Co., Ltd. ("Yichuang Data")
100%
Haijin Yichuang Financial Leasing Co., Ltd. ("Yichuang Financial Leasing")
100%
Yiren Zhisheng Technology Information Service (Beijing) Co., Ltd. ("Yiren Zhisheng")
100%
Heilongjiang Changtuo Technology Development Co., Ltd. ("Changtuo Technology")
100%
Beijing Kechuang Xinlian Technology Co., Ltd. ("Kechuang Xinlian")
100%
Beijing Yiding Technology Co., Ltd. ("Yiding Technology")
100%
Hubei Jiushi Network Technology Co., Ltd. ("Jiushi Network")
100%
Hainan Guatian Film and Television Co., Ltd. ("Guatian Film")
100%
100%
Wuhan Linyi Business Consulting Co., Ltd. ("Wuhan Linyi")
Baijunda Logistics (Wuhan) Co., Ltd. ("Baijunda")
51%
49%
Hexiang Insurance Broker Co., Ltd. ("Hexiang Insurance Broker")
Equity interest
Contractual arrangement
Consolidated Assets Backed Financing Entities

Notes:

(1)	The shareholders of Yiren Financial Information are CreditEase Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang and Ms. Yan Tian, each owning 95%, 3.8% and 1.2% of Yiren Financial Information’s equity interest, respectively. The shareholders of CreditEase Pucheng Credit Assessment and Management (Beijing) Co., Ltd. are Mr. Ning Tang and Ms. Yan Tian, ultimately owning 95% and 5% of its equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Yan Tian is a third-party individual designated by CreditEase.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, equity pledge agreements, powers of attorney and business operation agreements, have been entered into by and among Hengyuda, our subsidiary, Yiren Financial Information, the consolidated variable interest entity and its shareholders. As a result of the contractual agreements, we are considered the primary beneficiary of the variable interest entities and have consolidated the financial results of these companies in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Yiren Financial Information.”

However, the contractual arrangements may not be as effective as direct ownership and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entity, and its shareholders for certain business operations in China, which may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

In addition, our corporate structure is subject to risks associated with our contractual arrangements with Yiren Financial Information. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Yiren Digital, the Cayman Islands holding company, with respect to its contractual arrangements with Yiren Financial Information and its shareholders. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretations of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the consolidated variable interest entities in China. The operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our company and the consolidated variable interest entities in China, including, among others, Internet Content Provider (“ICP”) License, Electronic Data Interchange License, Food Business Permit, Filing Recordation for Medical Devices Operating Enterprise, Financing Guarantee Business License, Approval to Conduct Financial Leasing Business, Approval to Conduct Micro-lending Business, Business Licenses to Professional Insurance Intermediaries, Network Culture Operation Licenses and Permit for Production and Operation of Radio and TV Programs and Registration of a Consignee or Consignor of Imported or Exported Goods. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, our PRC subsidiaries and the consolidated variable interest entities may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.”

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

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We operate in emerging and evolving industries, and our operations, services and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.

●	If the funding from institutional funding partners is insufficient to meet user demand for loans on our platform, our business and results of operations will be adversely affected.

●	If we are unable to maintain or increase the volume of loans facilitated through our marketplace or if we are unable to retain existing borrowers or clients or attract new borrowers or clients, our business and results of operations will be adversely affected.

●	If our practice is deemed to violate any PRC laws, rules or regulations, our business, financial condition and results of operations would be materially and adversely affected.

●	We may not be able to achieve profitability in the future.

●	If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

●	Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Risks Related to Our Carve-out from CreditEase and Our Relationship with CreditEase

Risks and uncertainties related to our carve-out from CreditEase and our relationship with CreditEase include, but are not limited to, the following:

●	We rely on our parent company, CreditEase, for the successful operation of our business.

●	Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

●	We may have conflicts of interest with CreditEase and, because of CreditEase’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Yiren Digital Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries in China, and (ii) the consolidated variable interest entities with which its subsidiaries have maintained contractual arrangements. Yiren Digital Ltd. has no equity ownership in the consolidated variable interest entities. Therefore, investors investing in our ADSs are not holding equity interest in the consolidated variable interest entities but instead are holding equity interest in a holding company incorporated in the Cayman Islands. There are uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of these contractual arrangements. If the whole or any part of our contractual arrangements with the variable interest entity and its shareholders is found to be unenforceable, we may not be able to consolidate, or derive economic interests from the consolidated variable interest entities and their subsidiaries, which could result in a material adverse change in the financial performance of our company and the value of our ADSs.

●	Any failure by the consolidated variable interest entity or its respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of the consolidated variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business through our subsidiaries and the VIEs in China in general, including, but not limited to, the following:

●	PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

●	Changes in China’s or global economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations.

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

●	The funds in our PRC subsidiaries or the consolidated variable interest entities in Chinese mainland may not be available to fund operations or for other use outside of Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on currency conversion. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.”

●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Related to Our American Depositary Shares

In addition to the risks described above, we are subject to general risks relating to our ADSs, including, but not limited to, the following:

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

●	We believe that we may be or may have been a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2025, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

Cash and Asset Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization, including for our subsidiaries and the VIEs. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entities or their subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, other financing activities and cash generated from operating activities. Our Cayman Islands holding company received RMB49.7 million, RMB64.2 million and RMB468.4 million (US$67.0 million) from our subsidiaries in 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary. We have a semi-annual dividend policy in place, which was approved by our board of directors on August 14, 2024. In 2025, we paid cash dividends in the total amount of US$38.2 million to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Pursuant to the exclusive technical and consulting services agreements between our wholly-owned PRC subsidiaries and the consolidated variable interest entities, the amount of service fees shall be calculated in such a manner as determined by both the consolidated variable interest entities and our wholly-owned PRC subsidiaries from time to time based on the nature of service paid. The consolidated variable interest entities have paid RMB93.3 million, RMB104.9 million and nil of service fees to our wholly-owned PRC subsidiaries under the variable interest entity arrangements in 2023, 2024 and 2025, respectively. The consolidated variable interest entities expect to continue to settle any service fees incurred under the exclusive technical and consulting services agreements. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of Chinese mainland are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in mainland China may not be available to fund operations or for other use outside of Chinese mainland due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and affect the value of your investment.”

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where Yiren Digital Ltd., the direct parent company of our PRC subsidiaries, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Contractual arrangements in relation to the consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.” If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

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

Financial Information Related to the Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and other entities as of the dates presented:

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2025
	The Company	Company Subsidiaries	Consolidated Variable Interest Entities	Consolidated Assets Backed Financing Entities	Eliminations	Consolidated Total
	RMB (in millions)
Net revenue	—	5,229	836	116	(462)	5,719
Net (loss)/income	55	1,272	(1,076)	(65)	(131)	55

	For the Year Ended December 31, 2024
	The Company	Company Subsidiaries	Consolidated Variable Interest Entities	Consolidated Assets Backed Financing Entities	Eliminations	Consolidated Total
	RMB (in millions)
Net revenue	—	5,065	1,956	—	(1,215)	5,806
Net (loss)/income	1,582	1,606	(1)	21	(1,626)	1,582

	For the Year Ended December 31, 2023
	The Company	Company Subsidiaries	Consolidated Variable Interest Entities	Consolidated Assets Backed Financing Entities	Eliminations	Consolidated Total
	RMB (in millions)
Net revenue	—	3,610	2,878	—	(1,592)	4,896
Net (loss)/income	2,080	904	1,335	(86)	(2,153)	2,080

Selected Condensed Consolidated Balance Sheets of Information

	As of December 31, 2025
	Parent	Company Subsidiaries	Consolidated Variable Interest Entities	Consolidated Assets Backed Financing Entities	Eliminations	Consolidated Total
	RMB (in millions)
Cash and cash equivalents	153	2,234	988	-	(27)	3,348
Restricted cash	-	93	-	430	-	523
Accounts receivable	-	809	176	-	(159)	826
Guarantee receivable	-	833	-	-	-	833
Contract assets, net	-	590	29	-	-	619
Contract cost	-	4	-	-	-	4
Prepaid expenses and other assets	-	1,731	1,995	17	(1,966)	1,777
Loans at fair value	-	22	-	321	-	343
Financing receivables	-	-	6	903	-	909
Amounts due from related parties	911	4,240	5,349	-	(7,526)	2,974
Financial investments	5	1,055	-	19	(595)	484
Equity investments	5	7	-	-	-	12
Property, equipment and software, net	-	63	48	-	(61)	50
Digital assets	391	-	-	-	-	391
Deferred tax assets	-	325	-	-	-	325
Right-of-use assets	-	34	5	-	(2)	37
Investments in its subsidiaries and the consolidated VIEs	8,217	49	-	-	(8,266)	-
Total assets	9,682	12,089	8,596	1,690	(18,602)	13,455
Accounts payable	-	42	683	3	(649)	79
Amounts due to related parties	398	954	504	4	(1,816)	44
Guarantee liabilities-stand ready	-	990	-	-	-	990
Guarantee liabilities-contingent	-	1,300	-	-	-	1,300
Payable to investors of consolidated ABFE	-	-	-	1,897	(602)	1,295
Accrued expenses and other liabilities	12	352	7,239	6	(7,204)	405
Deferred tax liabilities	-	19	11	-	-	30
Lease liabilities	-	37	5	-	(2)	40
Total liabilities	410	3,694	8,442	1,910	(10,273)	4,183

	As of December 31, 2024
	The Company	Company Subsidiaries	Consolidated Variable Interest Entities	Consolidated Assets Backed Financing Entities	Eliminations	Consolidated Total
	RMB (in millions)
Cash and cash equivalents	159	2,524	1,158	—	—	3,841
Restricted cash	—	127	25	108	—	260
Accounts receivable	—	513	54	—	—	567
Guarantee receivable	—	474	—	—	—	474
Contract assets, net	—	881	128	—	—	1,009
Prepaid expenses and other assets	—	2,323	29	10	—	2,362
Loans at fair value	—	40	—	382	—	422
Financing receivables	—	15	3	—	—	18
Amounts due from related parties	1,096	5,062	3,737	—	(6,507)	3,388
Financial investments	—	648	77	7	(295)	437
Equity investments	—	9	—	—	—	9
Property, equipment and software, net	—	54	59	—	(34)	79
Deferred tax assets	—	—	77	—	—	77
Right-of-use assets	—	36	4	—	—	40
Investments in its subsidiaries, the consolidated VIEs	8,363	79	—	—	(8,442)	—
Total assets	9,618	12,785	5,351	507	(15,278)	12,983
Accounts payable	—	30	12	1	—	43
Amounts due to related parties	64	3,546	3,018	8	(6,506)	130
Guarantee liabilities-stand ready	—	607	—	—	—	607
Guarantee liabilities-contingent	—	579	—	—	—	579
Deferred revenue	—	9	—	—	—	9
Payable to investors of consolidated ABFE	—	—	—	654	(286)	368
Accrued expenses and other liabilities	12	529	1,081	—	—	1,622
Deferred tax liabilities	—	32	9	—	—	41
Lease liabilities	—	37	4	—	—	41
Total liabilities	76	5,369	4,124	663	(6,792)	3,440

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2025
	Parent	Company Subsidiaries	Consolidated Variable Interest Entities	Consolidated Assets Backed Financing Entities	Eliminations	Consolidated Total
	RMB (in millions)
Net cash generated from operating activities	78	388	114	124	—	704
Net cash provided by/(used in) investing activities	196	(504)	(179)	(1,110)	21	(1,576)
Net cash (used in)/provided by financing activities	(273)	(194)	(130)	1,308	(48)	663
Effect of foreign exchange rate changes	(7)	(15)	—	—	—	(22)

	For the Year Ended December 31, 2024
	The Company	Company Subsidiaries	Consolidated Variable Interest Entities	Consolidated Assets Backed Financing Entities	Eliminations	Consolidated Total
	RMB (in millions)
Net cash generated from operating activities	240	665	503	16	—	1,424
Net cash provided by/(used in) investing activities	95	(2,843)	(2,423)	(160)	2,218	(3,113)
Net cash (used in)/provided by financing activities	(198)	2,414	(260)	(15)	(2,218)	(277)
Effect of foreign exchange rate changes	(1)	10	—	—	—	9

	For the Year Ended December 31, 2023
	The Company	Company Subsidiaries	Consolidated Variable Interest Entities	Consolidated Assets Backed Financing Entities	Eliminations	Consolidated Total
	RMB (in millions)
Net cash (used in)/generated from operating activities	(25)	791	1,379	26	—	2,171
Net cash provided by/ (used in) investing activities	72	102	793	(900)	33	100
Net cash (used in)/provided by financing activities	(48)	64	(1,604)	1,052	(33)	(569)
Effect of foreign exchange rate changes	—	(4)	—	—	—	(4)

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We operate in emerging and evolving industries, and our operations, services and products have been and may need to be modified in answering to the latest market trends, which makes it difficult to evaluate our future prospects.

We operate in emerging and evolving industries. To respond to constantly changing market trends, we have been continuously expanding and upgrading our product and service offerings. For instance, we began operating our business on a more diverse and scalable mix of service platforms—Yiren Credit and Yiren Wealth (predecessor of “Yiren Select”) through our subsidiaries and the VIEs as a result of our strategic business realignment with CreditEase in 2019. In May 2020, we initiated insurance brokerage business through Hexiang Insurance Brokers, a subsidiary of a VIE. In the second half of 2022, we upgraded and re-branded Yiren Wealth as Yiren Select, which caters to the mass affluent group’s diversified and comprehensive needs in different life scenarios by offering a variety of non-financial products and services as well as wealth solutions. In the first quarter of 2023, we re-categorized non-financial products and services offered through e-commerce platforms, such as Yiren Select, into a new business segment, namely the consumption and lifestyle business. The consumption and lifestyle business offers a range of selective non-financial products and services to fulfill various consumption demands by clients. These offerings span multiple sectors, such as membership upgraded services, mini digital games, daily necessities, beauty products, and healthcare products and services. Furthermore, to expand our business internationally, we initiated the offering of credit solution business in the Philippines at the end of 2022.

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

We generated a majority of our revenue from credit solution business in 2025.The growth and success of the credit solution business depends on the availability of adequate funding to meet users’ demand for loans on our platform. These loans are funded mainly by third parties or our subsidiaries. The funding sources for third-party loans are investments from institutional funding partners only, which primarily include commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. In 2025, our company and the VIEs facilitated RMB67,438.7 million (US$9,643.6million) loans that were funded by third parties, representing 99.5% of the total loans facilitated on our platform. The loans funded by our subsidiaries amounted to RMB352.0 million (US$50.3 million) in 2025, representing 0.5% of the total loans facilitated on our platform.

To maintain a high growth momentum of our marketplace, we must continuously attract more institutional funding partners to our marketplace. If there is insufficient funding from these institutional funding partners, borrowers may not be able to obtain capital through our marketplace and may need to turn to other sources for their borrowing needs. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgate new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. The cooperation with institutional funding partners by us and the VIEs for the credit solution business is not on an exclusive basis. If the governmental authorities further tighten the regulations on the online consumer finance industry, our institutional funding partners would become more selective in choosing partners for referring borrowers and facilitating loans for them. The competition our company and the VIEs face would become even more intense. If we fail to continuously meet their requirements or needs, our financial institution partners may stop cooperating with us and turn to our competitors, which may also materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain or increase the volume of loans facilitated through our marketplace or if we are unable to retain existing borrowers or clients or attract new borrowers or clients, our business and results of operations will be adversely affected.

The growth of our marketplace is largely dependent on our ability to increase the volume of loans facilitated under the credit solution business, as well as our ability to attract and retain borrowers and clients for our various service offerings, which may be affected by several factors, including the regulatory environment, our brand recognition and reputation, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the spectrum and attractiveness of our current service and product offering portfolio, the efficiency of our platform, the macroeconomic environment and other factors.

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

To the extent permitted by laws and regulations, our company and the VIEs intend to continue to dedicate significant resources to our user acquisition efforts, including establishing new acquisition channels. For our credit solution business, our company and the VIEs attract borrowers through online channels, such as social media platforms, search engine marketing, search engine optimization, mobile application downloads through major application stores, as well as various marketing campaigns and membership services. For our insurance brokerage business, we acquire clients through a variety of channels, such as online direct marketing, existing channels from other business segments, member referral, channel partnership and social media platforms.

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

On September 27, 2021, the People’s Bank of China, or the PBOC, issued the Administrative Measures for Credit Reporting Business, or the Credit Reporting Measures, which took effect on January 1, 2022. The Credit Reporting Measures define “credit information” to include “basic information, borrowing and lending information and other relevant information legally collected in the offering of services of finance or other activities for purposes of identifying and judging the credit standing of businesses and individuals, as well as result of analysis and evaluation based on the aforesaid information” and define “credit reporting business” as the collection, collation, keeping and processing of credit information and provision of such information to information users. The Credit Reporting Measures applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities providing “services of credit reporting function” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, among others” are also subject to the Credit Reporting Measures. There are significant uncertainties that exist with respect to the interpretation and implementation of the Credit Reporting Measures. For example, the Credit Reporting Measures do not directly deny the legitimacy of existing data analytics or precision marketing service providers in the financial services industry, nor does it provide a clear guidance or implementation rules on how and when these providers, if deemed to be conducting credit reporting business, could apply for required licenses or otherwise comply with the Credit Reporting Measures.

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

Pursuant to the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Matters relating to Further Tightened Regulation of Vehicle Insurance, promulgated and implemented by the CBIRC on January 14, 2019, property and casualty insurance companies must establish terms and premium rates for automobile insurance policies in strict compliance with PRC laws and regulations. Insurance companies are strictly prohibited from conducting the following activities: (i) amending any term or premium rate directly or in disguise without approval of the CBIRC; (ii) providing premium rates beyond the approved range by offering or promising to offer payment of inappropriate interest not stipulated in the insurance policies to insurance policyholders or owners of insured vehicles in disguise; (iii) paying commission fee rates beyond the approved range by fabricating other expenses in disguise; and (iv) failing to apply the approved premium rate as required for insurance policies for new cars. On January 17, 2024, the General Office of NFRA issued Notice on Matters Related to Regulating the Bank Agency Channeling Business for Personal Insurance Companies, which provides that upon making filing for personal insurance products sold through bank agency, the actuarial report shall clearly list the surcharge rate (including commissions paid to the bank agency) and surcharge rate structure for each payment period. The commissions paid to bank agency channels shall not exceed the listed commission rate ceiling.

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

On July 17, 2024, the NFRA issued the Notice on Matters Concerning Strengthening and Improving the Supervision of Internet Property Insurance Business, providing that insurance intermediaries shall meet the certain conditions when carrying out intermediary business related to Internet property insurance business, including (i) the insurance intermediaries should be national institutions and have more than three years of experience in property insurance business; and (ii) the insurance intermediaries should maintain proper information systems and business process management scheme, and the institution meets the relevant requirements for retrospective management of internet property insurance business. The Notice of the National Administration of Financial Regulation on Matters Concerning Strengthening Regulation of Non-Auto Insurance Business, effective on November 1, 2025, requires that for non-auto property insurance, the property insurance carriers shall strictly implement the insurance policy terms and insurance rates as filed, and paying commissions to insurance intermediaries through disguised forms such as promotional fees, technical support fees, or prevention fees is strictly prohibited.

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

Furthermore, the PRC government has been continuously issuing new laws and regulations to govern loan facilitation businesses and related internet financial activities. For example, on April 21, 2026, eight ministries and commissions including the PBOC issued the Measures for Administration of Online Marketing of Financial Products (the “Online Marketing Measures”), which will take effect on September 30, 2026. The Online Marketing Measures govern the online marketing of financial products by financial institutions and by third-party internet platforms acting on their commission. Among the provisions most relevant to loan facilitation companies, the Online Marketing Measures require that third-party internet platforms engage in online marketing of financial products only within the scope of a lawful commission from a licensed financial institution, and prohibit platforms from intervening in core sales processes such as contract execution, borrower suitability assessments, and loan limit evaluations. Third-party platforms providing referral channels must redirect users exclusively to the financial institution’s own proprietary platform. All marketing content must be reviewed and approved by the financial institution in advance. Online marketing content that is false, misleading, or based on unverified data is strictly prohibited. Platforms are prohibited from use of algorithm-based recommendation systems to induce excessive consumption, and require that opt-out mechanisms be provided to consumers. Platforms are also prohibited from using finance-related terminology in their names or applications without holding the corresponding financial licenses. These requirements, upon taking effect, may require us to adjust our product offerings, revise our marketing practices, or renegotiate cooperation agreements with our financial institution partners. In addition, the increasingly stringent regulatory environment may raise our compliance costs and limit our revenue from certain fee streams.

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

Yiren Select is our comprehensive life service platform with a variety of consumption and lifestyle products and services. Yiren Select does not provide information technology services for securities or fund business activities, so we believe that Yiren Select will not be required to file record with the CSRC. As of the date of this annual report, we have not received any notification or punishment for failing to file record with the CSRC as a fund service agency engaging in information technology system services. However, we cannot assure you that the PRC governmental authorities would take the same view as us. Furthermore, Yiren Select’s operation is subject to various PRC regulations relating to internet advertising. We cannot assure you that Yiren Select will remain in compliance with such regulations.

The PRC government has been continuously issuing new laws and regulations to govern individual lending businesses. On April 1, 2025, the NFRA issued the Notice on Strengthening the Management of Commercial Banks’ Internet Loan Facilitating Business and Enhancing the Quality and Efficiency of Financial Services, which took effect on October 1, 2025. The notice imposes stricter regulatory requirements on loan facilitation companies’ cooperation with commercial banks in internet loan facilitation business. Specifically, loan facilitation companies must meet the commercial banks’ enhanced access standards and undergo thorough due diligence. They are also required to adhere to transparent fee structures and are prohibited from charging borrowers additional fees or inappropriately intervening in the banks’ loan approval processes. On the other hand, the notice urges commercial banks to publicly disclose all platform operators and credit enhancement service providers the banks cooperate with. Commercial banks are required to add enhance-credit service fees into the comprehensive financing cost on borrowers, which shall be compliant with legal upper limit. The notice further requires that if commercial banks pay cooperation fees based on the actual interest percentage, the payment schedule made to platform operators and credit enhancement service providers should match with the schedule of loan principal recovery. On March 3, 2026, the NFRA promulgated the Provisions on Explicit Disclosure of the Comprehensive Financing Cost of Personal Loans, which will take effect on August 1, 2026. The Provisions require lenders and loan facilitation participants to clearly disclose to borrowers the all-in cost of personal loans, and mandate that such disclosure be made in a prominent and readily understandable manner prior to the conclusion of the loan agreement. These regulatory developments could have certain impacts on our cooperation with commercial banks in internet loan facilitating business and on our microlending operations

If our business arrangements with certain institutional investors were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected.

As part of our strategy to expand our institutional investor base, we may from time to time explore alternative funding initiatives, including through standardized capital instruments, such as the issuance of asset-backed securities.

We have established business relationships with trusts, asset backed special plans and funds (collectively referred to as the “assets backed financing entities,” or “ABFE”), which were administered by trust companies and asset management companies. The ABFE were set up to invest solely in the loans facilitated on our platform and provide returns to the beneficiaries of the ABFE through interest payments made by the borrowers. Under the arrangements, we normally invest in all of subordinate tranches and portion of senior tranches. We were designated as the service provider for the ABFE. Through the transaction fees charged, security funds deposited, and direct investment, we have the right to receive benefits or bear losses from the ABFE. We are considered as the primary beneficiary of the ABFE and thus consolidated such ABFE’ assets, liabilities, results of operations and cash flows.

Although operating of our online marketplace is not part of the fund-raising process by the ABFE, we cannot assure you that our provision of services to the ABFE and investments through the ABFE will not be viewed by PRC regulators as violating any laws or regulations regarding capital pools. Also, we transferred cash to certain trusts in amounts equal to certain percentages of the entire assets put into the trusts, as security funds to protect the ABFE from potential losses from defaults of loans in which the ABFE have invested. Under limited circumstances, the remainder of such funds may be returned to us, and we cannot assure you that we will not be viewed by PRC regulators as bearing some credit risk or providing credit enhancement services under such arrangement. In addition, we cannot assure you that the purchase of beneficial rights of the ABFE through the Shenzhen Stock Exchange, or the purchase of beneficial rights of ABFE in private placement would not be deemed as investments in loans facilitated through the online marketplace we operate by using our own capital. If any of such business arrangements were deemed to violate PRC laws and regulations, our business and results of operations could be materially and adversely affected. In addition, as the laws, rules and regulations applicable to asset-backed securities are still developing, it remains uncertain as to the application and interpretation of such laws, rules and regulations, particularly as they relate to the online lending information intermediary service industry.

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

In addition, the regulatory and legal framework on AI in mainland China is evolving rapidly. In recent years, the PRC government authorities have released a series of laws and regulations related to artificial intelligence, or AI, including the Administration Provisions on Algorithmic Recommendation of Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures on the Management of Generative AI Services. These regulations may apply to certain AI technologies that we deploy, depending on their specific use cases. For example, pursuant to the Administration Provisions on Algorithmic Recommendation of Internet Information Services, internet-based information service providers with public opinion attributes or social mobilization capabilities shall fill in certain information through the internet-based information service algorithm record-filing system, perform the record-filing procedures and conduct security assessment in accordance with relevant provisions. Authorities may have different interpretation on “internet-based information service providers with public opinion attributes or social mobilization capabilities.” As of the date of this annual report, we have completed filing for utilizing algorithms recommendation technology in our services. As the regulatory framework of AI is still at its nascent stage in China, the interpretation and implementation of the existing measures are evolving rapidly and the PRC regulatory agencies, including the Cyberspace Administration of China, may adopt new laws, regulations, rules, implementation measures and interpretation in the field of vertical AI. Therefore, we may need to comply with more compliance requirements in the field of generative AI, which could increase our compliance costs.

Furthermore, as we expand the use of AI into our product or service offerings, uncertainty with respect to new and emerging AI technologies, may require us to incur additional investment in the development of appropriate protections and safeguards for handling the use of data with AI technologies, which may be costly and could impact our expenses. AI technologies, may create outcome or content that is factually inaccurate or flawed. Such content may adversely affect our business operation, expose us to brand or reputational harm and/or legal liability. It is not possible to predict all of the risks related to the use of AI, and developments in regulatory frameworks governing the use of AI and in related stakeholder expectations may adversely affect our ability to develop and use AI or subject us to liability.

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

The industries our company and the VIEs are operating in are competitive and evolving. We compete with financial products and companies that attract borrowers and clients, partners, or all of these. For our credit solution business, our company and the VIEs compete with other consumer finance marketplaces and loan facilitation platforms that were intensely competitive before the year 2018. However, as the domestic regulations on the industry evolve and entry barriers continue to increase in recent years, fewer national-level players like us remain in the market while smaller platforms cease their operations, leaving more market share opportunities for us. Meanwhile, as we expand our credit solution businesses overseas, such as in the Philippines, we are facing competition from regional peers. For our insurance brokerage business, our company and the VIEs compete with other insurance brokerage companies in China. Given the overall low penetration rate of insurance services in China compared with the US and the Europe, we believe that our strategic deployment in insurance business has navigated us towards a large market with high growth potential. In light of a tightening regulatory landscape domestically, our ability to customize and innovate products, coupled with robust channel partnerships, will play a vital role in maintaining our competitiveness. Our primary goal in this segment is to enhance user experience and engagement, thereby increasing the long-term value of our existing customers through enriched products and upgraded services. We are currently scaling back product offerings in our consumption and lifestyle business and conducting a strategic review on how to better serve customers following the upgrade of our borrower segment and optimization of borrower profiles.

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

We had a net income of RMB2,080.2 million, RMB1,582.3 million and RMB54.5 million (US$7.8 million) in 2023, 2024 and 2025, respectively. We also had accumulated surplus of RMB2,985.4 million, RMB4,435.0 million and RMB4,205.6 million (US$601.4 million) as of December 31, 2023, 2024 and 2025. We cannot assure you that we will be able to continue to generate net income or will have positive retained earnings in the future. Our operating expenses may increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, funding partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the default rates of the loans facilitated through our platform may be higher than expected, which may lead to lower than expected net revenue. Furthermore, we adopted share incentive plans in September 2015, July 2017, June 2020 and June 2025, and we may grant equity-based awards to eligible participants from time to time under the plan, which will result in share-based compensation expenses to us. As a result of the foregoing and other factors, our net revenue growth may slow, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

Although we had a positive operating cash flow of RMB2,171.0 million, RMB1,424.1 million and RMB703.6 million (US$100.6 million) in 2023, 2024 and 2025, respectively, we cannot assure you that we will be able to have a positive cash flow in the future. Going forward, our ability to collect fees from customers, product providers and insurer partners, will continue to affect our liquidity and cash flow condition. Inability to collect payments from customers in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

We may acquire digital assets that may be subject to volatile market prices and unique risks of loss.

To further diversify and maximize returns on our cash that is not required to maintain adequate operating liquidity, we have invested and may in the future continue to invest a portion of such cash in certain digital assets. Consistent with FASB ASU 2023-08 (codified in ASC 350-60), such investments are classified as in-scope crypto assets, which we measure at fair value in our statement of financial position, with gains and losses from changes in fair value recognized in net income each reporting period. Besides, some of our equity investments are in underlying companies that may also hold such digital assets. As with any investment and consistent with how we manage fiat-based cash and cash equivalent accounts, we may increase or decrease our holdings of digital assets at any time based on business needs and our view of market and environmental conditions.

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

We are subject to risks associated with legal, political or other conditions or developments regarding holding of digital assets, which could negatively affect our business, results of operations and financial position.

Digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the PRC or the other countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of digital assets.

For example, the PRC government has been actively advancing a crackdown on virtual currency mining and trading in China in recent years. On February 6, 2026, the People’s Bank of China, or PBOC, with seven other Chinese government authorities, jointly released the Notice on Further Preventing and Handling Risks Related to Virtual Currencies and Other Matters (《关于进一步防范和处置虚拟货币等相关风险的通知》) (the “2026 Notice”) reiterates and expands the PRC government’s comprehensive prohibition on virtual currency-related business activities. The 2026 Notice emphasizes that virtual currencies do not have the same legal status as fiat currency, prohibits financial institutions and relevant entities from providing services related to virtual currencies, and strengthens cross-border regulatory coordination and enforcement. The 2026 Notice explicitly provides that PRC onshore entities and their controlled offshore entities may not issue virtual currencies offshore without prior regulatory approval, imposes strict supervision over offshore activities by PRC-connected entities on a “same business, same risk, same rules” basis, and establishes a comprehensive cross-ministerial and central-local enforcement coordination mechanism involving several executive and judicial authorities. Although our cryptocurrency holdings are maintained at our offshore entities and are not directly held by our PRC operating subsidiaries, given that our controlling shareholder and most managements are PRC citizens and our business operations are primarily conducted in China through our PRC subsidiaries and the VIEs, there remains substantial uncertainty as to whether, and to what extent, our offshore cryptocurrency holdings and related activities could be subject to scrutiny, restrictions, or enforcement actions by PRC regulators. PRC regulatory authorities may in the future adopt additional laws, regulations, or policies that could directly or indirectly restrict or prohibit the holding, transfer, or use of cryptocurrencies by companies with substantial PRC connections. Any further order of the PRC government to limit, eliminate, clean up and terminate cryptocurrency-related business may result in a crackdown on the cryptocurrency market and require us to liquidate our cryptocurrency holdings, result in penalties, restrict our ability to repatriate funds, or otherwise adversely affect our financial position.

Regulatory bodies in other jurisdictions, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business. Restrictions imposed by the regulatory bodies in other jurisdictions may force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability. Cryptocurrency is a recent technological innovation and the regulatory schemes to which cryptocurrency and the related exchange may be subject have not been fully explored or developed in many countries. Thus, cryptocurrency faces an uncertain regulatory landscape in many countries. We cannot assure you that these jurisdictions will not enact new laws or regulations that further restrict activities relate to cryptocurrencies. In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. Our business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulatory and policy environment in the markets where we operate.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our digital assets holdings

Our historical financial statements do not fully reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of digital assets.

The price of digital assets has historically been subject to dramatic price fluctuations and is highly volatile. In December 2023, the FASB issued ASU 2023-08, Accounting for and Disclosure of Crypto Assets, which we adopted effective January 1, 2025— the first day of our interim and annual periods for which the standard is required to be applied. ASU 2023-08 requires us to measure our digital assets holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our digital assets in net income each reporting period. The standard also requires us to provide certain interim and annual disclosures with respect to our digital assets holdings. As we did not hold any digital assets prior to January 1, 2025, the adoption of ASU 2023-08 did not result in a cumulative-effect adjustment to the opening balance of retained earnings and had no impact on our financial statements upon transition. Due in particular to the volatility in the price of our digital assets, we expect the adoption of ASU 2023-08 to increase the volatility of our financial results and significantly affect the carrying value of our digital assets on our balance sheet.

Because we intend to purchase additional digital assets in future periods, we expect that the proportion of our total assets represented by our digital assets holdings will increase in the future. As a result, and in particular with respect to the quarterly periods and full fiscal year with respect to which ASU 2023-08 applies (and all future periods thereafter) volatility in our earnings may be significantly greater than what we experienced in prior periods.

Our digital assets holdings subject us to enhanced regulatory oversight.

There has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our bitcoin through entities subject to anti-money laundering regulation and related compliance rules in the United States, PRC and other jurisdictions, if we are found to have purchased any of our bitcoin from bad actors that have used bitcoin to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in bitcoin by us may be restricted or prohibited.

We may consider pursuing strategies to create income streams or otherwise generate funds using our digital assets holdings. These transactions are the subject of enhanced regulatory oversight and may subject us to additional regulatory compliance requirements and scrutiny.

Due to the unregulated nature and lack of transparency surrounding the operations of many digital assets trading venues, digital assets trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in digital assets trading venues and adversely affect the value of our digital assets.

Digital assets trading venues are relatively new and, in many cases, unregulated. For example, there are many bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in digital assets trading venues, including prominent exchanges that handle a significant volume of digital assets trading and/or are subject to regulatory oversight, in the event one or more these trading venues cease or pause for a prolonged period the trading of bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

Our digital assets holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the digital assets markets, for example, the bitcoin market, have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our digital assets at favorable prices or at all. For example, a number of bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, our digital assets holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered digital assets or otherwise generate funds using our digital assets holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our digital assets, or otherwise generate funds using our digital assets holdings, or if we are forced to sell our digital assets at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our digital assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our digital assets and our financial condition and results of operations could be materially adversely affected.

Substantially all of the digital assets we own is held in custody accounts at institutional-grade digital asset custodians. Security breaches and cyberattacks are of particular concern with respect to our digital assets. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in:

●	a partial or total loss of our digital assets in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our digital assets;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Bitcoin blockchain ecosystem or in the use of the Bitcoin network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to digital assets and bitcoin, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud.

We face risks relating to the custody of our digital assets, including the loss or destruction of private keys required to access our digital assets and cyberattacks or other data loss relating to our digital assets.

We hold our digital assets with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts do not restrict our ability to reallocate our digital assets among our custodians, and our digital assets holdings may be concentrated with a single custodian from time to time. We continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our digital assets as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our digital assets, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our digital assets, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

As of December 31, 2025, the insurance that covers losses of our digital assets holdings covers only a portion of the value of the entirety of our digital assets holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our digital assets. Moreover, our use of custodians exposes us to the risk that the digital assets our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such digital assets. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our digital assets.

Digital assets, such as bitcoins, are controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. While the blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the digital assets held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

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

As of December 31, 2023, 2024 and 2025, we had cash and cash equivalents of RMB5,791.3 million, RMB3,841.3 million and RMB3,348.1 million (US$478.8 million), respectively. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to protect the confidential information of our borrowers and clients may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and clients, which makes it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. Under the PRC Cyber Security Law, which was amended on October 28, 2025 and took effect on January 1, 2026, our PRC subsidiaries and the VIEs are required to formulate security management system and operational procedures, take measures to prevent acts that jeopardize cyber security such as computer virus, network attacks and network intrusion, and safeguard personal information, user information and business secrets. If our PRC subsidiaries and the VIEs are deemed a critical information infrastructure under the PRC Cyber Security Law, we will be subject to an additional requirement regarding the construction, security protection, purchase of products and services, secrecy, localization of data, and annual evaluation of the infrastructure. While our PRC subsidiaries and the VIEs have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, our PRC subsidiaries and the VIEs may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information of our borrowers and clients to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, adverse regulatory consequences, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and clients could be severely damaged, we could incur significant liability and our business and results of operations could be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and related rules require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ended December 31, 2025. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.”

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

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-competition agreements with our employees to protect our proprietary rights. As of the date of this annual report, our subsidiaries and the VIEs had 459 registered trademarks with the Trademark Office of the National Intellectual Property Administration. “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Intellectual Property Rights.” We cannot assure you that any of the intellectual property rights owned by our subsidiaries or the VIEs would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

Our company and the VIEs generally comply with industry standards and are subject to the terms of our own privacy policies. For a detailed description of our cybersecurity governance, see “Item 16K. Cybersecurity.” We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. On May 12, 2025, the National Computer Virus Emergency Response Center, or NCVERC published on its website that Yiren Select (version 10.8.0) was found to have certain compliance issues regarding personal information protection, including (1) failing to provide users with a method to withdraw their consent to the collection of personal information, not offering a convenient way for users to withdraw consent, and processing sensitive personal information without obtaining separate consent from users; and (2) failing to inform individuals of the necessity of processing sensitive personal information and the impact on their rights and interests when processing such data. We have made necessary rectifications to Yiren Select according to the requirement of NCVERC, and have launched the new compliant version of Yiren Select. We believe, as of the date of this annual report, to the best of our knowledge, our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

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

We have made and may continue to make strategic acquisitions that could, among other goals, complement our existing services, expand our customer base, improve user acquisition efficiency, lower operating costs and/or enhance technological capabilities. For example, in July 2019, we consummated a business realignment transaction with CreditEase, the controlling shareholder of our company, pursuant to which we have assumed from CreditEase and its affiliates certain business operations. After the business realignment, we will continue to receive certain business consulting and other support services from CreditEase. See “Item 4. Information on the Company—A. History and Development of the Company.” In July 2023, we acquired 100% equity interest in Chongqing Jintong Financing Guarantee Co., Ltd., a licensed financing guarantee company in China, to enhance our offering of financing guarantee services in China. In May 2025, we acquired 100% equity interest in Hubei Jiushi, which has obtained an ICP license and a Network Culture Operation License. In July 2025, we acquired 100% equity interest in Hainan Guatian, which has obtained an ICP license, a Network Culture Operation License and a Permit for Production and Operation of Radio and TV Programs.

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

We initiated the offering of credit solution business in the Philippines at the end of 2022 to expand our business internationally. We will continue expanding our operations in other jurisdictions in the future. However, the entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside China. Our ability to manage our business and conduct our operations internationally requires considerable management’s attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Future international expansion will also require investment of significant funds and other resources. If we are less successful than we expect in a new market, we may not be able to achieve an adequate return on our initial investment and our operating results could suffer.

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

As of March 31, 2026, CreditEase held 82.0% of our outstanding ordinary shares and total voting power. CreditEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our current memorandum and articles of association and the New York Stock Exchange, or the NYSE, requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Our executive chairman and chief executive officer, Mr. Ning Tang, has considerable influence over us and our corporate matters. As of March 31, 2026, Mr. Tang beneficially owns 43.4% of the total outstanding shares of CreditEase, which is our controlling shareholder. As Mr. Tang is the sole director of CreditEase, he controls the decision-making of CreditEase and indirectly has considerable influence over us, our corporate matters and matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our ordinary shares and our ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangement in relation to the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, Yiren Financial Information Service (Beijing) Co., Ltd., or Yiren Financial Information, and the shareholders of Yiren Financial Information. Accordingly, we consolidate the operating results of Yiren Financial Information in our financial statements under U.S. GAAP. We also used to conduct our operations in China through (i) a series of contractual arrangements entered into among YouRace Hengchuang Technology Development (Beijing) Co., Ltd., or YouRace Hengchuang, Hengcheng, and the shareholders of Hengcheng, which was terminated on December 31, 2020, (ii) a series of contractual arrangements entered into among YouRace Hengchuang, Tianjin Linyang Information and Technology Co., Ltd., or Tianjin Linyang, and the shareholders of Tianjin Linyang, which was terminated on December 5, 2022, and (iii) a series of contractual arrangements entered into among YouRace Hengchuang, CreditEase Puhui, and the shareholders of CreditEase Puhui, which was terminated on October 31, 2025. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Corporate History and Structure.”

In the opinion of our PRC counsel, Han Kun Law Offices, (i) our current ownership structure, the ownership structure of Hengyuda, our PRC subsidiary, and Yiren Financial Information, the consolidated variable interest entity, and (ii) the contractual agreements among Hengyuda, Yiren Financial Information and the shareholders of Yiren Financial Information, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Yiren Financial Information,” are, in each case, not in violation of existing PRC laws, rules and regulations; and these contractual agreements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. The equity pledge under each equity pledge agreement has been registered with the competent office of the State Administration for Market Regulation in accordance with the PRC laws.

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct our operations in China primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. Investors in our ordinary shares or the ADSs thus are not holding equity interest in the consolidated variable interest entities in China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries, which contributed to 81.4% of our revenues in 2025. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

We rely on contractual arrangements with the consolidated variable interest entity, and its shareholders for certain business operations in China, which may not be as effective as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Yiren Financial Information and its shareholders to operate certain website and mobile application and insurance referral business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organization Structure.” These contractual arrangements may not be as effective as direct ownership. For example, Yiren Financial Information and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Yiren Financial Information, the consolidated variable interest entity, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such consolidated variable interest entity, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Yiren Financial Information and its shareholders of its obligations under the contracts. The shareholders of Yiren Financial Information may not act in the best interests of our company or may not perform its obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Yiren Financial Information. Although we have the right to replace any shareholder of Yiren Financial Information under its respective contractual arrangements, if any shareholder of Yiren Financial Information is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the consolidated variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with the consolidated variable interest entities may not be as effective in ensuring us to conduct the business operations of the relevant portion of our business operations as direct ownership would be.

Any failure by the consolidated variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Yiren Financial Information, the consolidated variable interest entity, or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Yiren Financial Information were to refuse to transfer their equity interest in Yiren Financial Information, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

The shareholders of the consolidated variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have one consolidated variable interest entity, namely Yiren Financial Information as of the date of this annual report. The equity interests of Yiren Financial Information are held by Mr. Ning Tang, our founder and executive chairman, CreditEase Pucheng Credit Assessment and Management (Beijing) Co., Ltd., and Ms. Yan Tian. Their interests in Yiren Financial Information may differ from the interests of our company as a whole. These shareholders may breach, or cause Yiren Financial Information to breach, the existing contractual arrangements we have with them and Yiren Financial Information, as the case may be, which would have a material adverse effect on our ability to conduct the business operations of Yiren Financial Information and receive economic benefits from Yiren Financial Information. For example, the shareholders may be able to cause our agreements with Yiren Financial Information to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in such consolidated variable interest entity to a PRC entity or an individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflicts of interest or dispute between us and the shareholders of Yiren Financial Information, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and other transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Hengyuda, our wholly owned subsidiary in China, Yiren Financial Information, the variable interest entity in China, and the shareholders of Yiren Financial Information were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of Yiren Financial Information, the consolidated variable interest entity, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by such consolidated variable interest entity for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of Yiren Financial Information. In addition, if Hengyuda requests the shareholders of Yiren Financial Information, as the case may be, to transfer their equity interests in such consolidated variable interest entity, as the case may be, at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Hengyuda to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Yiren Financial Information for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated variable interest entity’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the consolidated variable interest entity that are material to the operation of our business if any of these entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Yiren Financial Information, the consolidated variable interest entity and its subsidiaries, hold certain assets that are material to the operation of our business. Under the contractual arrangements, the consolidated variable interest entity may not, and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or otherwise dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of Yiren Financial Information breach these contractual arrangements and voluntarily liquidate Yiren Financial Information, or Yiren Financial Information declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the consolidated variable interest entity undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiaries, and the consolidated variable interest entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

Yiren Select, our comprehensive life service platform that targets the mass affluent population with a variety of consumption and lifestyle products and services, may be deemed as providing commercial internet information services and required to obtain an ICP license and an EDI License. While Yiren Select is operated by Yiren Zhisheng, a variable interest entity holding an ICP license and an EDI License, the domain name and mobile application in connection with Yiren Select was historically owned by Yiren Finance and is currently owned by Xiangyu Safety Technology Service (Beijing) Co., Ltd. (formerly known as Yiren Information Consulting (Beijing) Co., Ltd.), or Xiangyu Safety. Xiangyu Safety is also the current registrant of ICP and mobile application filings for Yiren Select. Xiangyu Safety does not hold any ICP license or EDI License.

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

Yiren Zhisheng, who owns ICP License and EDI License, operates Yiren Select, but the relevant trademarks in connection with Yiren Select are held by Yourace Hengchuang. While our PRC subsidiary YouRace Hengchuang and the subsidiary of the consolidated variable entity, Kechuang Xinlian, owns the trademarks and domains names of Yixianghua respectively, Hainan CreditEase Puhui Micro Loan Co., Ltd., an entity of CreditEase that owns ICP License and EDI License, is the actual operator of Yixianghua. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License, which could affect the operation of relevant mobile applications.

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

On July 19, 2004, the SAPPRFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004 and was last revised on June 3, 2025. Under the Radio and TV Programs Regulations, any entity that engages in the production of radio and television programs is required to apply for a license from SAPPRFT or its provincial branches. Entities with the license, i.e., the Permit for Production and Operation of Radio and TV Programs, must conduct their business operations in strict compliance with the approved scope of production and operation. Furthermore, entities other than radio and TV stations are strictly prohibited from producing radio and TV programs covering contemporary political news or similar subjects and columns.

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

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Hengyuda to adjust its taxable income under the contractual arrangements it currently has in place with Yiren Financial Information in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment” above.

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

The Enterprise Income Tax Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit companies qualified as “software enterprises” to enjoy a two-year income tax exemption starting from the first profit making year, followed by a reduced tax rate of 12.5% for the subsequent three years. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and the status was reaffirmed in 2024. Accordingly, it has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Chongqing Hengfengyi Technology Co., Ltd, or Hengfengyi, one of our PRC subsidiaries, was also qualified as a “software enterprise” in April 2025, and accordingly has been eligible for an exemption of enterprise income tax for 2024 and 2025 and a reduced enterprise income tax at the rate of 12.5% from 2026 through 2028. However, Hengfengyi’s qualifications as “software enterprises” are subject to annual evaluation by the relevant authorities in China. If Hengfengyi fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Hengyuda, one of our PRC subsidiaries, has been eligible for a reduced enterprise income tax rate of 15% since 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Announcement on Renewing the Enterprise Income Tax Policy for Great Western Development, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, the favorable tax treatments for Hengyuda are subject to an annual filing requirement. Besides, Beihai Youce Yike Technology Co., Ltd., Beihai Hengze Innovation Technology Co., Ltd., and Beihai Youjia Innovation Technology Co., Ltd., as newly setup PRC subsidiaries are also eligible for a reduced enterprise income tax rate of 15% pursuant to the same set of policies and regulations applicable to Hengyuda. Beihai Youce Yike Technology Co., Ltd., Beihai Hengze Innovation Technology Co., Ltd., and Beihai Youjia Innovation Technology Co., Ltd. are also eligible for an exemption of local portion of enterprise income tax for five years since the tax year they generate their first sum of main business revenue according to the Notice on Several Policies to Promote High-Level Opening-Up and High-Quality Development of the Beibu Gulf Economic Zone in the New Era. In addition, Xinjiang Hengyu Innovation Technology Development Co., Ltd., Hesi Shengju Technology Development (Xinjiang) Co., Ltd., and Hesi Shengrui Technology Development (Xinjiang) Co., Ltd., as newly setup PRC subsidiaries are eligible for an exemption of enterprise tax for five years since the tax year they generate their first sum of production and business revenue according to the Notice on Corporate Income Tax Incentives for Newly Established Enterprises in Xinjiang’s Difficult Areas and the Kashgar and Khorgos Special Economic Development Zones. However, the relevant rules and policy initiative may change, and the favorable tax treatment under these rules is available only to companies meeting certain qualifications. Therefore, there is uncertainty as to whether and for how long these companies can continue to enjoy such favorable tax treatment after 2025. If such favorable tax treatment becomes unavailable to these companies in the future, their applicable corporate income tax rate would increase to 25%, which may affect our financial condition and results of operations.

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

Pursuant to the Overseas Listing Regulations, companies in China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provides that a company in China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies issued by the CSRC on February 17, 2023, the companies in China that have been listed overseas before March 31, 2023 are not required to file with the CSRC in connection with the historical offerings, although these companies are required to fulfill filing obligations with the CSRC in connection with their additional capital raising activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our historical offerings, but may be subject to the filing requirements for our future capital raising activities, if any, under the Overseas Listing Regulations. However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of rules in this regard, the interpretation and implementation of most of which are subject to changes. Therefore, there remains substantial uncertainties with respect to how the CSRC filing procedures under the Overseas Listing Regulations would be applied to, and implicate, the procedures, timetables and outcomes of our future offering or other capital raising activities.

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

The trading price of our ADSs has ranged from US$3.70 to US$8.61 per ADS in 2025. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

In June 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20.0 million of our ADSs or ordinary shares. In September 2022, our board of directors adopted a share repurchase program, which approves and authorizes us to repurchase through one or more transactions up to US$20 million worth of our ADSs representing our ordinary shares. The share repurchase program previously adopted in 2018 was simultaneously terminated. As of March 31, 2026, we had repurchased a total of 5,210,527 ADSs at an average price of US$3.4 per ADS under the new share repurchase program. For detailed information on our share repurchase programs, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” Our share repurchase program could affect the price of our stock and increase volatility and may be suspended or terminated at any time.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2026, we had 174,976,922 ordinary shares outstanding. Among these shares, 28,967,598 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

We adopted share incentive plans in September 2015, July 2017, June 2020 and June 2025, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have registered certain ordinary shares that we may issue under our share incentive plans and intend to register all ordinary shares that we may issue under our share incentive plans. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and relevant lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchased ADSs.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (save for our memorandum and articles of association, our register of mortgages and charges, special resolutions of our shareholders, and a list of the names of our current directors upon a payment made to the Cayman Registrar). Our directors have discretion under our current memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We believe that we may be or may have been a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2025, which could subject United States holders of our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

For United States federal income tax purposes, we generally will be classified as a passive foreign investment company, or PFIC, for any particular taxable year, in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income for such year consists of certain types of passive income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon our analysis of the nature and composition of our income and assets, the value of our assets (in particular the retention of a substantial amount of cash), activities and market capitalization, we believe that we may be or may have been a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2025. However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our United States counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

We are a Cayman Islands exempted company with limited liability. We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase Holdings (Cayman) Limited, or CreditEase, which remains our parent company and controlling shareholder. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. We then established a wholly owned subsidiary in Hong Kong, YouRace Digital Holdings HK Limited, or YouRace HK, in October 2014. YouRace HK further established YouRace Hengchuang Technology Development (Beijing) Co., Ltd., or YouRace Hengchuang, our wholly owned subsidiary in China, in January 2015. YouRace HK then established Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, our wholly owned subsidiary in China, in March 2016. YouRace Hengchuang further established Xiangyu Safety Technology Service (Beijing) Co., Ltd. (formerly known as Yiren Information Consulting (Beijing) Co., Ltd.), or Xiangyu Safety, our wholly owned subsidiary in China, in August 2017.

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

To execute our strategy of offering more value-added services to our clients, Yiren Financial Information Service (Beijing) Co., Ltd., or Yiren Financial Information, was established in October 2016 which engaged in customer membership services business and is the share holding company of VIEs as of the date of this annual report. As a result of a series of contractual arrangements entered into among our wholly owned subsidiary Hengyuda, Yiren Financial Information and its shareholders in October 2016, we have been the primary beneficiary of Yiren Financial Information and consolidate its financial results in accordance with U.S. GAAP.

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

In July 2022, we established Beijing Yiren Zhisheng Technology Information Service Co., Ltd. (formerly known as Beijing Yiyouxuan Technology Information Service Co., Ltd.), or Yiren Zhisheng. As of the date of this annual report, Yiren Zhisheng is the operator of Yiren Select.

In September 2023, we established Chongqing Hengfengyi Technology Co., Ltd. to provide technology and system support to our inter-group companies. In October 2023, we acquired Chongqing Jintong Financing Guarantee Co., Ltd., or Chongqing Jintong, a licensed financing guarantee company operating financing guarantee business and providing financing advisory services.

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

In 2025, Yiren Financial Information acquired Hubei Jiushi Network Technology Co., Ltd. and established Hainan Guatian Film and Television Co., Ltd., which conducted live streaming business for a short period in 2025 but has no business operation as the date of this annual report.

In September 2025, Yiren Financial Information acquired all the equity interests of Dekai Yichuang from CreditEase Puhui. In November 2025, we sold CreditEase Puhui and Tianjin Linyang to Puxin Hengye Technology Development (Beijing) Co., Ltd..

In November 2025, we sold Yichuang Micro-lending to a third-party company.

In January 2026, we established Youpu Digital (Shanghai) Technology Co., Ltd., to provide loan facilitation service.

In February 2026, we acquired 65% of the shares in PT Pinjaman Kemakmuran Rakyat to expand our business internationally.

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

We are a leading AI-powered Fintech platform specializing in digital consumer lending, insurance and financial technology innovation across China and global markets. We leverage advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion.

We are primarily engaged in the operation of our credit solution services business, insurance brokerage business and others businesses mainly in China.

●	Credit solution. Our subsidiaries and the VIEs provide services as an online marketplace connecting borrowers and investors. The investors originally consisted of individual investors and institutional investors. In 2020, the Group ceased to facilitate new loans funded by individual investors. Since then, loans facilitated on our platform are financed either by third-party funding partners or by our subsidiaries, depending on the specific product structure. With respect to the loans funded by third parties, the funds are provided solely by institutional funding partners, such as commercial banks, internet banks, trusts, microloan companies and consumer finance companies. We charge third-party funding partners, and guarantee companies, where applicable, for the loan facilitation service fees and post-origination service fees. For the loans funded by our subsidiaries, we charge borrowers financing service fees in accordance with the applicable arrangements and regulatory requirements. For loan products under the risk-taking model, we also provide credit guarantee services pursuant to which we assume part or all of the credit risks associated with the underlying loans. Under these arrangements, we are obligated to compensate funding partners for covered losses in the event of borrower default, subject to the terms of the relevant guarantee agreements. We also generate revenues from providing referral arrangements with in relation to borrowers on our platform, intelligent marketing and from the provision of our existing technological capabilities related to credit solution services to third-party companies. The mix of our loan facilitation, financing and guarantee services varies from time to time in response to market conditions, regulatory environment and borrowers’ credit performance.

●	Insurance brokerage. Hexiang Insurance Brokers, a VIE subsidiary, operates the insurance brokerage business selling insurance policies on behalf of the insurance companies and earns brokerage commissions determined as a percentage of premiums paid by the insured, including premiums paid upon renewals. Hexiang Insurance Brokers has established a comprehensive and diversified product matrix that encompasses both life and health insurance products as well as property and casualty insurance products, selling to a wide range of clients, including both retail and institutional clients. In addition to traditional brokerage through its nationwide branches and agents’ network, Hexiang Insurance Brokers also operates an internet-based insurance distribution model through selling insurance products on online digital platforms since 2024. Internet insurance products generally carry monthly premiums payable over a one-year period. We earn brokerage commissions from insurance companies based on a pre-agreed rate applied to the actual premium amounts paid by policyholders.

●	Others. The “Others” primarily represent the remaining electronic commerce services revenue from the consumption and lifestyle business segment. Since the second quarter of 2024, revenue from these non-financial products and services declined, primarily due to our strategic scale-back of product offerings. At the end of 2025, revenue contribution from this business segment became immaterial, and the relevant entities are primarily focused on servicing remaining members until their membership expires. As a result, we no longer report the consumption and lifestyle business as a separate operating segment in this annual report.

Meanwhile, as our AI-powered systems and data-driven service capabilities continue to develop, we have begun to generate revenue from providing intelligent marketing and referral arrangements, technology services to third-party corporate clients outside our credit solutions business. At the end of 2025, the revenues from these operations were insignificant and are not reported as an independent business segment, thus these revenues are reported under the “Others”.

Credit Solution Business

Our credit solution business embraces the significant opportunities presented by a financial system that leaves many creditworthy individuals and small business owners underserved. Our business model is empowered by our AI and data technologies, user-centric systems and online servicing platforms. We provide borrowers with fast and convenient access to credit products at competitive rates while managing risks at acceptable level.

Overview

We offer a diversified portfolio of loan products to high-quality and selected underserved borrowers in China, financed by third-party funding partners (“loan facilitation services”) or our subsidiaries (“self-funded financing services”). Historically, we branded this business as “credit-tech business,” and we re-branded it as “financial services business” in the second quarter of 2023. In 2025, we re-branded it as “credit solution business”. Accordingly, we collectively refer to these services as “credit solution business” for purposes of business description and segment reporting. As of December 31, 2025, we had served approximately 14.3 million borrowers through our subsidiaries and the VIEs. In 2023, 2024 and 2025, the aggregate loans we facilitated under our loan facilitation services and self-funded financing services amounted to RMB36,036.3 million, RMB53,591.6 million and RMB67,790.7 million (US$9,693.9 million), respectively.

Under the credit solution business, the loans are primarily funded by third parties with small portion by self-funded capital. Since September 2020, our company and the VIEs have ceased accepting new funding from individual investors and instead have solely accepted funding from institutional funding partners, such as commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. In 2023, 2024 and 2025, we facilitated loans of RMB35,992.3 million, RMB53,338.7 million and RMB67,438.7 million (US$9,643.6 million) respectively, funded by third parties. We charge third-party funding partners, and guarantee companies if any, (i) the loan facilitation service fees for our technology-enabled borrower acquisition services, and (ii) the post-origination service fees for our post-origination loan management and collection services, including payment reminder services, payment collection services, overdue payment monitoring services, and lawsuit filing services under certain circumstances, among others. In 2024, we started to increase loan volume facilitated under the risk-taking model, in which our company assumes the credit risk for loans facilitated on our platform and provides guarantee services through our subsidiaries. In this case, we also charge corresponding guarantee service fees.

The self-funded loans mainly receive funding from our company’s subsidiaries and are primarily unsecured small revolving loans, and the self-funded loans also included historical auto-secured loans funded from VIEs’ subsidiaries in 2022. These loans amounted to RMB44.0 million, RMB252.9 million and RMB352.0 million (US$50.3 million) in 2023, 2024 and 2025, respectively. For the self-funded loans, we charge financing service fees that consist of interest income charged from borrowers.

Borrowers

Borrowers under the credit solution business are primarily individuals, including credit card holders with stable credit performances and small business owners with the capabilities to generate recurring revenues.

Borrower Profile and Base

Based on the information disclosed to us, as of December 31, 2025, the borrower profile was 71.2% male and 28.8% female, while 34.0% were aged 35 years or younger. In 2025, loans were facilitated to 3,513,192 borrowers through our platform under the credit solution business.

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

The following table provides a breakdown of the number of borrowers under our credit solution business by channel:

	For the Year Ended December 31,
	2023	2024	2025
Number of borrowers(1):
Borrowers from online channels	2,891,901	4,187,502	3,513,192
Borrowers from offline channels	—	—	—
Total number of borrowers	2,891,901	4,187,502	3,513,192

(1)	The number of borrowers for a specified period represents the number of borrowers whose loans were funded under our credit solution business during such period. A borrower who obtains loans through our platform from both online and offline channels during a period is counted as a borrower acquired from online channels for the purpose of the table above.

The following table provides a breakdown of the loan volume provided under our credit solution business by channel:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Amount of loans facilitated	36,036,301	100.0	53,591,593	100.0	67,790,653	9,693,935	100.0
Loans generated from online channels	36,036,301	100.0	53,591,593	100.0	67,790,653	9,693,935	100.0
Loans generated from offline channels	—	0.0	—	0.0	—	—	0.0

Since we suspended our offline channels of loan facilitation business in February 2022, Yixianghua has served as our only online borrowing service platform in mainland China. We have been committed to optimizing credit risk and customer acquisition efficiency. In 2023, 2024 and 2025, 61.1%, 59.5% and 76.5% of the total loan volume facilitated through the Yixianghua platform originated from repeat borrowers, respectively.

Funding Sources

Under the credit solution business, the loans are primarily funded by third parties. Since September 2020, we have ceased accepting new funding from individual investors and instead have solely accepted funding from institutional funding partners, such as commercial banks, internet banks, trusts, microloan companies, and consumer finance companies. In 2023, 2024 and 2025, our company and the VIEs facilitated loans of RMB35,992.3 million, RMB53,338.7 million and RMB67,438.7million (US$9,643.6 million), respectively, funded by third parties. The self-funded loans mainly receive funding from our company’s subsidiaries and are primarily unsecured small revolving loans, and in 2022, the self-funded loans also included historical auto-secured loans funded from VIEs’ subsidiaries. These loans amounted to RMB44.0 million, RMB252.9 million and RMB352.0 million (US$50.3 million) in 2023, 2024 and 2025, respectively.

The following table sets forth a breakdown of loans by the funding source, both in an absolute amount and as a percentage of the total loan volume, for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Third-party capital (i.e., for loan facilitation services)
Microloan companies	4,057,073	11.3	318,568	0.6	358,297	51,236	0.5
Banks	12,102,205	33.6	20,195,485	37.7	29,617,270	4,235,213	43.7
Consumer finance companies	17,286,038	48.0	26,753,489	49.9	27,761,684	3,969,868	41.0
Trusts	1,495,626	4.2	1,246,179	2.3	3,018,097	431,582	4.5
Others	1,051,360	2.9	4,824,998	9.0	6,683,332	955,704	9.8
Subtotal	35,992,302	99.9	53,338,719	99.5	67,438,680	9,643,603	99.5
Own capital (i.e., for self-funded financing services)
Microloan companies	43,999	0.1	252,874	0.5	351,973	50,331	0.5
Subtotal	43,999	0.1	252,874	0.5	351,973	50,331	0.5
Total	36,036,301	100.0	53,591,593	100.0	67,790,653	9,693,934	100.0

In recent years, we have continuously enhanced our collaboration, through our subsidiaries and the VIEs, with third-party funding partners that provide quality and low-cost financing options. We and the VIEs have proactively expanded our collaboration with a range of funding sources to support our business growth and to lower the risks of reliance on any single funding source. As a result, the total funding volume provided by third-party funding partners, particularly banks and consumer finance companies showed an increasing trend from 2023 to 2025. The funding from third-party microloan companies decreased from 2023 to 2025 due to our enhanced collaboration with a more diverse pool of funding partners. Among these partners, we and the VIEs have managed to cooperate more extensively with those characterized by lower funding costs, such as banks.

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

Unsecured Consumer Loan Products

Small revolving loans

We and the VIEs facilitate small revolving loans through the Yixianghua platform. These small revolving loans are unsecured loans with an average ticket size of approximately RMB9,000 and terms ranging from 3 months to 12 months. The small revolving loan product was launched in 2020 and has been enjoying a high popularity among our borrowers, leading a continuously growing proportion of our overall loan portfolio. In 2025, small revolving loans accounted for almost all of our total loan facilitation volume under the credit solution business.

As part of our global expansion strategy, we began offering unsecured small revolving loans in the Philippines in early 2023 and setting up subsidiaries in other selected countries. We expect growth in our overseas loan volume, given our focused efforts in product and service localization and improved operational efficiency, though such growth may be affected by competition and market risks associated with our overseas operations.

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

Loan Pricing Mechanism

We use a proprietary, AI-driven credit scoring model to assess the creditworthiness of potential borrowers. Our credit scoring model aggregates and analyzes the data submitted by the borrower as well as the data we collect from a number of internal and external sources after obtaining the borrower’s full consent, and then generates a score for the prospective borrower. In addition, we use the AI models that analyze structured and unstructured information about the individual borrower to more accurately characterize a borrower’s credit profile. Under our credit scoring systems, we have an upgraded risk grid with various segments. The expected M3+ Net Charge-off Rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments.

All of the loans offered under our credit solution business feature fixed monthly payments with fixed interest rates, which are paid to the funding parties, either the third-party institutional funding partners or our subsidiaries. In addition, guarantee companies that cooperate with us or our subsidiaries that provide guarantee services charge borrowers guarantee fees for the credit enhancement services they provide. Each of these fees is charged as a percentage of the loan contract. The penalty fees for late payment and prepayment are imposed as a percentage of the past due amounts and the contract amounts, respectively. All fees that are payable by the borrowers are clearly disclosed to the borrower upfront.

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

We provide an automated, streamlined application process that appears simple, seamless and efficient. Beneath the surface, our platform and service network supported by multi-modal AI service models leverage sophisticated, proprietary technology to enable the user-friendly experience. The entire process from initial application to disbursement of funds now typically takes less than five minutes to two hours, driven by our highly efficient digital operations.

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

Stage 2: Verification

Upon submission of a completed application by borrowers, our credit models are populated with all information contained in the submitted loan application. Additional data from a number of internal and external sources are then inquired and appended with the application, including the following:

Internal	●	historical credit data accumulated;
	●	behavioral data that we glean from an applicant’s behavior as they apply to us for loans, such as the self-reported use of proceeds or use of multiple devices to access our platform;

External	●	personal identity information maintained by an organization operated under the Ministry of Public Security;
	●	personal credit information maintained by an organization operated under the PBOC;
	●	online shopping and payment information for their accounts with certain popular Chinese e-commerce websites;
	●	basic business information authorized by applicants;
	●	credit card statement data authorized by applicants; and
	●	fraud list and database.

This data is then aggregated and used to verify an applicant’s identity, for possible fraud detection and for assessment and determination of creditworthiness. All the data that we collect are based on the borrowers’ full knowledge and consent.

Stage 3: Fraud Detection, Credit Assessment and Decision Process

In order to efficiently screen applicants, we have designed an initial qualification phase to review the basic information regarding a prospective borrower that has been submitted with the application and gathered by us from available sources. Once completed, an initial check is performed using our fraud detection system, and the prospective borrower’s loan application either proceeds to the next phase of the application process or the prospective borrower is notified of the decision to decline the application. The initial qualification process and criteria is regularly updated by our machine learning models that capture new risk and fraud patterns.

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

Once a potential borrower passes our initial qualification phase and applies for our loan products, the application proceeds to the next phase for further review. Following the initial verification interviews, the application and credit scores will undergo further analysis. If there is suspicion of fraud associated with a particular loan application, or if additional verification is deemed necessary to complete the credit decision process, an automated further due diligence and verification will be conducted. After this review, the automatic credit decision will be made to either approve the loan as is, approve the loan with one or more modified sets of loan characteristics, or decline the loan application. Currently we have already connected our data with third-party credit scoring agents as required by the regulations that prohibit internet platforms from directly providing personal information collected by them to financial institutions.

Stage 4: Approval and Funding

The funding sources for the credit solution business now include investments from institutional funding partners only. Among the borrowers who have already obtained our preliminary credit assessment and approval, we will refer qualified borrowers to our institutional funding partners based on their specific requirements of borrower profiles. The institutional funding partners will then review the credit application and our preliminary credit assessment of the borrower introduced by us in accordance with their own credit assessment standards and decide if to approve or decline the loan application. Meanwhile, we also refer some of the selected qualified borrowers to our own subsidiaries for loan funding services directly. Once the borrower’s credit application is approved, the loan agreement between the borrower and our institutional funding partner will be signed on our platform, and our institutional funding partner will then directly disburse the loan amount to the borrower’s bank account.

Stage 5: Servicing and Collections

We and the VIEs assist our institutional funding partners in the loan collection services upon their request. If requested, we utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform or a payment platform delegated by the institutional funding partners. As a day-to-day service to borrowers, we provide payment reminder services such as sending reminder text messages or phone calls on the day a repayment is due. Once a repayment is past due, we send additional reminder text messages and initiate the collection process once a loan is fifteen days delinquent. To facilitate repayment, the collection process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. For example, reminder text messages are sent to a delinquent borrower as soon as the collection process commences, and if the payment is still outstanding, a phone call will be made to further the collection process. Although most stages of the collection process are outsourced to our affiliate, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while the collection teams of our affiliate have the discretion to make decisions for the loans that are below such threshold. The collection team also pays close attention to borrowers who are more than 90 days overdue or with weak repayment willingness or fraud suspicion. And through cooperating with professional law firms nationwide, the collection team files lawsuits to the corresponding courts to ensure the compliance of the collection. Juridical conciliation is also an acceptable approach which can accelerate the process of those borrowers’ repayment. With the growing use of AI technology across various business operations, our collection process is now partially automated and supported by our AI service agents.

Insurance Brokerage Business

We operate our insurance brokerage business through Hexiang Insurance Brokers, a nationwide insurance brokerage company that provides a variety of high-quality insurance services and products to individuals and institutional clients. Hexiang Insurance Brokers provides insurance brokerage services to both retail and institutional clients. As of December 31, 2025, Hexiang Insurance Brokers had established 31 offline branches nationwide and offered over 1,000 insurance products from over 100 insurers and had cumulatively served 1,878,951 individual clients and 156,599 institutional clients.

Since 2024, in addition to traditional brokerage services, Hexiang Insurance Brokers began to operate an internet-based insurance distribution business model. We leverage our proprietary artificial intelligence–enabled customer acquisition and optimization algorithms in internet distribution operations. These technologies analyze user behavior, preferences, and risk profiles to improve customer segmentation, precision marketing, and product matching, enabling efficient monetization of existing traffic and facilitating efficient distribution of third-party insurance products through digital channels. These internet insurance products differ from traditional insurance offerings in terms of product design, distribution channels, and transaction processes, and are tailored to meet evolving consumer demand for short term protection and seamless online fulfilment.

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

Others

We aim to better serve our existing clients and enhance their overall well-being, while fostering increased user engagement and long-term value. To accomplish this objective, historically, we, through our subsidiaries and the VIEs, have been offering a range of selective non-financial products and services to fulfill various consumer needs and explore additional service demands, aimed at elevating customer experience. These offerings span in multiple sectors, such as various membership upgraded services, mini digital games, daily necessities, beauty products, and healthcare products and services. In the first quarter of 2023, we re-categorized these non-financial products and services primarily offered through Yixianghua and Yiren Select into a new business segment, namely the Consumption and Lifestyle Business and Others, to better capture its business nature at the time.

Since the second quarter of 2024, revenue from these non-financial products and services, or E-commerce, has declined, primarily due to high penetration in existing customer pool and our strategic scale-back of product offerings. At the end of 2025, revenue contribution from this business segment has become immaterial, and the relevant entities are primarily focused on servicing remaining members until their membership expires. As a result, we no longer report the consumption and lifestyle business as a separate business segment in this annual report.

Meanwhile, as our AI-powered systems and data-driven service capabilities continues to develop, we have begun to generate revenue from providing intelligent marketing and referral arrangements, technology services to third-party corporate clients outside our credit solutions business. These activities remain at an early stage, are not material on a standalone basis, and are not managed as separate operating segments. As of December 31, 2025, we recognized the remaining revenue from the consumption and lifestyle business and from these emerging technology-related services, which are reported under the “Others” segment.

Risk Management

Traditional risk management tools and the types of consumer finance data available in developed economies, such as widely available consumer credit reporting services, are currently at an early stage of development in China. Our proprietary intelligent risk control engine is an integrated solution that combines big data, AI technologies, expert experience and engineering techniques. It covers the entire customer lifecycle, spanning pre-loan fraud prevention and credit assessment, during-loan monitoring including lending risk control, account security and credit line management, as well as post-loan measures such as SMS reminders, robotic collection, automated calling and legal collection. We believe our industry leading risk management capabilities provide us with a competitive advantage in attracting capital to our marketplace by obtaining the confidence from our institutional funding partners.

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

In practice, our identification accuracy for gambling-related, telecom fraud and other illicit activities exceed 90%, effectively safeguarding our clients’ fund security. We have established a full customer lifecycle fraud early warning system that monitors real-time changes in various risk indicators, enabling early intervention and rapid response to potential risk incidents. Over 70% of fraud incidents are blocked prior to loan disbursement. The system also integrates an intelligent decision-making module to deliver appropriate responses to fraud incidents, thereby doubling disposal efficiency.

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

The following table presents the key criteria that materially impact a borrower’s credit score:

Criteria	Examples		Effect on Credit Score
Purpose of the loan	Personal consumption	●	No monotonic correlation
Customer attributes	Education background	● ●	Positive correlation Higher education leads to higher score
Usage and performance of the loans from other financial institutions	Maximum amount of loans that the borrower has borrowed from commercial banks	● ●	Positive correlation The larger the amount of bank loans, the higher the score

Credit card usage and payment pattern	Frequency of credit card usage	● ●	Negative correlation Above a certain threshold, the higher the frequency of credit card usage, the lower the score

Public record	Court enforcement record	● ●	No monotonic correlation A borrower’s score is lower if he/she has been subject to court enforcement

Income and debt condition	Salaries	● ●	Positive correlation Below a certain threshold, the higher the salary, the higher the score

Geographic location	Province or city where the borrower is located	●	No monotonic correlation
Job stability	Length of employment	● ●	Positive correlation The longer the employment, the higher the score

Online merchant purchasing pattern	Recent average consumption level	● ●	Positive correlation The higher the recent average consumption level, the higher the score

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

Our Technology

We believe our technology platform is a competitive advantage and an important reason that borrowers and clients utilize our marketplace. Key features of our technology platform include:

●	AI-powered system and data-driven services. Our company and the VIEs have developed a proprietary AI-powered system to provide automated KYC and digital customer services that match customers’ credit performance, risk appetite and financial objectives with proper solutions. In the first half of 2023, we initiated an AI Lab project to strengthen our technological innovation in a range of business areas. By adopting advanced LLMs, we have automated and streamlined various business operations, including precision marketing, customer service, risk management, and loan collections. Our actions have involved developing and upgrading workflow agents and integrated systems for intelligent marketing and customer operations, improving automation in tele-sales and loan collections, and developing quality inspection robots, ensuring stringent compliance in our business practices. Additionally, we developed the AI-Generated Content (AIGC) platform to quickly create images and videos for marketing purposes. In April 2025, our proprietary “Zhiyu Large Model” received regulatory approval for commercialization through the successful filing under Interim Measures for the Management of Generative Artificial Intelligence Services and laid solid foundation for broader application and commercialization. We also officially launched our agentic AI platform, Magicube, that consists of a fully digitalized, end-to-end credit orchestration framework covering borrower authentication, credit demand matching, and service fulfillment. Leveraging borrower credit profiles, risk appetite segmentation, and financial objectives, the platform enables precise underwriting support and delivers highly tailored financing solutions across the credit lifecycle.

●	Proprietary fraud detection. Our company and the VIEs use a combination of current and historical data obtained during the application process, third-party data and sophisticated analytical tools to help determine an application’s fraud risk. High risk applications are subject to further investigation. In cases that fraud is determined, the application is cancelled, and we identify and flag characteristics of the loan to help refine our fraud detection effort.

●	Highly automated process. Our company and the VIEs offer a fast and easy-to-use online application process and provide users with access to live support and online tools throughout the process and for the lifetime of the products. Our platform covers all stages of the customer life cycle: application; verification; credit assessment and decisioning and funding; and servicing and collections. Our web and mobile based platforms also provide a superior customer experience.

●	Mobile applications. Our company and the VIEs have developed different user-friendly mobile applications for borrowers and clients of our credit solution business, insurance brokerage business, and other business, which enable them to access our platforms at any time or location that is convenient.

●	Scalable platform. Our platform is built on a distributed, load-balanced computing infrastructure, which is both highly scalable and reliable. The infrastructure can be expanded easily to meet increasing data storage needs and user traffic. Our company and the VIEs have designed a unified platform, which administrates all systems and servers and can reconfigure or redeploy systems or servers automatically whenever needed. We utilize advanced testing technologies to offer comprehensive quality data tracking throughout each product iteration cycle, ensuring that each innovation is grounded on a robust data foundation. Our coverage assessment techniques not only scrutinize every aspect of the product but also leverage data-driven insights to precisely illustrate the product’s overall quality.

●	Data security. Our network is configured with multiple layers of security to isolate our databases from unauthorized access, and our company and the VIEs use sophisticated security protocols for communication among applications. To prevent unauthorized access to our system, we utilize a system of firewalls and also maintain a perimeter network, or a demilitarized zone, to separate our external-facing services from our internal systems. Our entire website and public and private APIs use the Secure Sockets Layer networking protocol.

●	Stability. Our company and the VIEs have multiple layers of redundancy to ensure the reliability of our network. We also have a working data redundancy model with comprehensive backups of our databases and our development environment conducted every day.

Product Development

Our company and the VIEs constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our clients.

From Credit business segment perspective, as we continue to optimize our product offerings, we are developing a more diversified range of credit products tailored to meet the specific needs of our target borrowers and institutional funding partners, all at competitive prices in line with updated regulatory guidelines. As our marketplace grows, we have enhanced our ability to offer risk-based loan pricing. For instance, we have introduced lower-priced loan products and regularly adjust our pricing strategy as we shift towards serving a higher-quality customer segment in response to regulatory directives. In addition, as we develop and deploy AI agents, platforms and other intelligent products across our operations, we continue to optimize our cost structure, liquidity management and asset risk control capabilities, particularly under tightening market credit conditions. We are currently in the product development and commercialization stage for these AI capabilities for our institutional funding partners. Over time, these capabilities may be further extended to additional use cases and industries. Moving forward, we will continue to diversify our product offerings and strengthen synergies across our various business lines.

In the insurance brokerage business, we remain committed to driving innovation and customization in our product offerings as we expand our client base and strengthen partnerships with external stakeholders. We closely monitor the market, continually introducing new insurance products that target low-penetration segments with high growth potential. In 2024, we operate an internet-based insurance distribution model through selling insurance products on various online digital platforms. We leverage our proprietary artificial intelligence–enabled customer acquisition strategy and sales optimization algorithms in internet distribution operation. We are also applying our agentic AI platform, Magicube, to our insurance brokerage business segment, integrating our rapidly expanding AI operational capabilities, including AI-generated content (AIGC) systems and human-AI collaborative customer operation solutions.

Brand Promotion

Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers and clients. We believe reputation and word-of-mouth drive continued organic growth in our businesses. Meanwhile, we are enhancing our public exposure by providing transparent and prompt information disclosures, and building trust through our consistency in service quality, compliance, and transparency. Moreover, we have been expanding our engagement with customers, the public, and the industry through various channels such as media outlets, social media platforms, and third-party industry agents. Our brand has been increasingly recognized by the industry for its technological advancements, service capabilities, growth momentum, and contributions to social responsibility. For example, Yiren Digital was named as one of the Top 100 Annual Growth Public Companies of 2023 in December 2023 by Snowball Finance (Xueqiu), the renowned investor community in China, following its receipt of the 2023 Annual Digital Inclusive Finance Excellence Award from reputable institutions, including the China Digital Index Research Institute and the Shanghai Finance and Development Laboratory. Yiren Digital was also honored as the Inclusive Finance Institution of the Year at the 9th Beijing Financial Forum in December 2023. In 2024, our company rebranded its Chinese name from “Yiren Jinke” to “Yiren Zhike,” with the word “Jin” meaning “finance” and the word “Zhi” meaning “intelligence,” reflecting our commitment to developing and leveraging AI technology innovation to serve our customers and clients. In 2025, our proprietary Zhiyu Large Language Model was successfully filed in accordance with the Interim Measures for the Management of Generative Artificial Intelligence Services, and we obtained regulatory approval for its commercialization. The MagiCube agent platform won the Third Prize in the 2025 China Information Association Data Element Application Innovation Competition.

Competition

For our credit solution business, we compete with other consumer finance marketplaces and loan facilitation platforms in China. The industry was intensively competitive before the year 2018. However, as the domestic regulations on the industry evolve and entry barriers continue to increase in recent years, fewer national-level players like us remain in the market while smaller platforms cease their operations, leaving more market share opportunities for us. Meanwhile, as we expand our credit solution businesses overseas, we are facing competition from regional peers.

For our insurance brokerage business, we compete with other insurance brokerage companies in China. Given the overall low penetration rate of insurance services in China compared with the US and the Europe, we believe that our strategic deployment in insurance business has navigated us towards a large market with high growth potential. In light of a tightening regulatory landscape domestically, our ability to customize and innovate products, coupled with robust channel partnerships, will play a vital role in maintaining our competitiveness. The change in customers shopping behaviors toward more online purchase presents us a unique opportunity for internet insurance distribution.

Intellectual Property

Our company and the VIEs regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-competition agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, our subsidiaries and the VIEs had 459 registered trademarks with the Trademark Office of the National Intellectual Property Administration.

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

Seasonality

Our company and the VIEs experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction volume for our credit solution business during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Overall, the historical seasonality of our business has been mild but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

As an AI-powered Fintech platform specializing in digital consumer lending, insurance and financial technology innovation in China, our company and the VIEs are regulated by various government authorities, including, among others:

●	the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;

●	the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;

●	the National Administration of Financial Regulation, or the NFRA, is formed in May 2023 on the basis of and replacing the previous China Banking and Insurance Regulatory Commission as China’s new financial regulator. The NFRA is in charge of regulating the financial industry, with the exception of the securities sector. It will take over certain functions of the PBOC and the CSRC; and

●	the Cyberspace Administration of China, or the CAC, responsible for cyberspace content management, cybersecurity, and the formulation of related policies.

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

Industry Catalog and Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by three principal legal documents: (i) the Provisions for Guiding the Foreign Investments Direction promulgated by the State Council on February 11, 2002, pursuant to which foreign investment projects are categorized as encouraged, permitted, restricted and prohibited; (ii) the 2024 Negative List, jointly issued by the National Development and Reform Commission, or the NDRC and MOFCOM on September 6, 2024 and effective from November 1, 2024, which sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements and provides that foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the 2024 Negative List and shall not engage in the prohibited activities listed in the 2024 Negative List; and (iii) the Catalog of Industries for Encouraged Foreign Investment (2025 Edition), or the Encouraged Catalog, also jointly issued by the NDRC and MOFCOM on December 15, 2025 and effective from February 1, 2026, which sets forth the encouraged foreign investment industries. Industries not listed in the Encouraged Catalog or the 2024 Negative List are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries.

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

In light of the above restrictions and requirements, in 2020, we operated Yiren Credit and Yiren Wealth (predecessor of “Yiren Select”) primarily through Hengcheng, YouRace Hengchuang, CreditEase Puhui and Yiren Financial Information. After the business restructuring in December 2020, we operated Yiren Credit through YouRace Hengchuang and CreditEase Puhui, and operated Yiren Wealth (predecessor of “Yiren Select”) through Yiren Financial Information, Yiren Zhisheng, and Hexiang Insurance Brokers. As of the date of this annual report, we operate Yiren Select through Yiren Zhisheng, and operate Yixianghua through Hainan CreditEase Puhui Micro Loan Co., Ltd., an entity of CreditEase that owns ICP License and EDI License.

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

On March 3, 2026, the NFRA promulgated the Provisions on Explicit Disclosure of the Comprehensive Financing Cost of Personal Loans, which will take effect on August 1, 2026. The Provisions require lenders and loan facilitation participants to clearly disclose to borrowers the all-in cost of personal loans, and mandate that such disclosure be made in a prominent and readily understandable manner prior to the conclusion of the loan agreement.

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

The Administrative Measures for the Licenses of Banking and Insurance Institutions that was promulgated by the CBIRC on April 28, 2021 and became effective on July 2021 stipulates that no entity or individual may forge, alter, transfer, lease or lend any license of a banking or insurance institution, including the insurance intermediary license. The amended Administrative Measures for the Licenses of Banking and Insurance Institutions promulgated by the NFRA on January 27, 2026 and to take effective on June 1, 2026 maintains this requirement.

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

On September 30, 2025, the NFRA issued the Notice on Matters Concerning Strengthening Regulation of Non-Auto Insurance Business, which took effective on November 1, 2025, requires that for non-auto property insurance, the property insurance carriers shall strictly implement the insurance policy terms and insurance rates as filed, and paying commissions to insurance intermediaries through disguised forms such as promotional fees, technical support fees, or prevention fees is strictly prohibited.

We acquired, through Yiren Financial Information, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance Brokers, in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers became the wholly owned subsidiaries of Yiren Financial Information in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then. Hexiang Insurance Brokers sells various health and life insurance products and property and casualty insurance products offered by insurance companies, and earns brokerage commissions determined as a percentage of premiums paid by the policy holder.  We have disclosed Hexiang Insurance’s distribution of the insurance products offered by insurance companies. Hexiang Insurance Brokers has obtained the License for Professional Insurance Intermediaries.

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

We acquired, through Yiren Financial Information, all outstanding shares of Baijunda and Wuhan Linyi in May 2020. Baijunda and Wuhan Linyi jointly established a subsidiary, Hexiang Insurance Brokers, in September 2011. Upon the completion of this acquisition, Hexiang Insurance Brokers became the wholly owned subsidiaries of Yiren Financial Information in May 2020, and Hexiang Insurance Brokers has been operating our insurance brokerage business since then.

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

Yichuang Financial Leasing, which is a subsidiary of the consolidated variable interest entity, is approved to conduct financial leasing business. In order to optimize product mix and revenue structure, we ceased pursuing growth on our financial leasing business in February 2022, and are only maintaining existing business.

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

On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated the Administrative Provisions on Algorithm Recommendation of Internet Information Services, which came into effect on March 1, 2022. The Administrative Provisions on Algorithm Recommendation of Internet Information Services implement classification and hierarchical management for algorithm recommendation service providers based on various criteria. Under the Administrative Provisions on Algorithm Recommendation of Internet Information Services, algorithm recommendation service providers shall inform users in a conspicuous manner that algorithm is used in service recommendations, inform users of the basic principles, purpose and intentions, and inform users in an appropriate manner of the main operating mechanisms for the algorithm recommendation services.

According to Administrative Provisions on Deep Synthesis of Internet Information Services, which were jointly promulgated by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and the Ministry of Public Security on November 25, 2022 and came into effect on January 10, 2023, deep synthesis technology refers to the use of technologies in relation to deep learning and virtual reality to produce texts, images, audio, video, virtual scenarios and others. Deep synthesis service providers, technical supporters and users shall fulfill corresponding obligations and responsibilities in accordance with the provisions, including establishing and improving the algorithm management system, taking measures to protect data security and personal information, conducting content review, performing security assessment, and completing filing procedures for algorithms.

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

On February 28, 2024, the National Information Security Standardization Technical Committee issued the Basic Requirements for the Security of Generative Artificial Intelligence Services, or the Basic Requirements. The Basic Requirements aim to clarify the basic security requirements for generative artificial intelligence services, including the security of training data, model security, security measures, etc., and provide the requirements for security assessment. The Basic Requirements also put forward the basic security requirements that generative artificial service providers need to follow. When generative artificial service providers go through the filing formalities in accordance with relevant requirements, they should conduct a security assessment according to the requirements of the Basic Requirements and submit the assessment report. On April 25, 2025, the CAC and the SAMR issued the Cybersecurity Technology—Basic Requirements for Generative Artificial Intelligence Service which came into effect on November 1, 2025, to further specify the basic security requirements for generative artificial intelligence services.

On September 14, 2024, the CAC issued the Labeling Artificial Intelligence Generated Synthetic Contents (Draft for Comment), which if becoming effective will further specify the marking obligation of the generative artificial intelligence providers, the types of marking, the scenarios and methods for marking deployment etc. On March 7, 2025, the CAC, the MIIT, the MPS and the SARFT issued Measures for Labeling AI-Generated or Composed Content which came into effect on January 1, 2026, to specify the requirements of labeling AI-generated or composed content for Internet information service providers.

On October 28, 2025, the Standing Committee of National People’s Congress amended the PRC Cybersecurity Law which became effective on January 1, 2026. The PRC Cyber Security Law emphasizes the need to improve ethical norms for artificial intelligence, strengthen risk monitoring and assessment and safety supervision, and promote the application and healthy development of artificial intelligence.

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

Yiren Zhisheng, the variable interest entity operating our mobile application Yiren Select, has obtained an ICP License and an EDI License and therefore eligible for providing commercial internet information services and data processing and transaction processing services. Yixianghua is operated by Hainan CreditEase Puhui Micro Loan Co., Ltd., an entity of CreditEase that owns ICP License and EDI License.

Regulations Relating to E-Commerce

Certain laws and regulations are promulgated in recent years to specifically regulate the e-commerce industry in PRC. In January 2014, the State Administration for Industry and Commerce of the PRC, or SAIC, adopted the Online Transactions Measures, which impose certain stringent requirements and obligations on online trading or service operators as well as the marketplace platform providers. On June 27, 2025, the Standing Committee of the National People’s Congress implemented a newly amended Anti-unfair Competition Law of the PRC, which took effect on October 15, 2025. It further emphasized that a business operator shall not engage in any false or misleading publicity for its products, or fictitious transactions to defraud or mislead consumers.

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

On March 15, 2021, the Administrative Regulations on Internet Transactions were released by the SAMR and was last amended on March 18, 2025 and became effective on May 1, 2025, which are the supplementary rules to the E-Commerce Law and repealed the Online Transactions Measures. Pursuant to the Administrative Regulations on Internet Transactions, any online business operator who conducts online sales or provides service through online social networking platforms or online live-broadcasting platforms, should comply with both the E-Commerce Law and the Administrative Regulations on Internet Transactions. Our company and the VIEs are subject to these measures as a result of our online direct sales and online marketplace.

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

On April 21, 2026, the PBOC and other seven departments jointly issued the Administrative Measures for Online Marketing of Financial Products (the “Online Marketing Measures”), which will take effect on September 30, 2026. The Online Marketing Measures govern the online marketing of financial products by financial institutions and by third-party internet platforms acting on their commission. Among their key provisions, the Online Marketing Measures: (i) require that third-party internet platforms may only engage in online marketing of financial products pursuant to a lawful commission from a financial institution, and may not exceed the scope of such commission or sub-delegate it to other parties; (ii) prohibit third-party platforms from intervening, directly or indirectly, in the financial product sales process, including contract execution, fund transfers, borrower suitability assessments, and loan limit evaluations; (iii) require that when a third-party platform provides a referral channel to a financial product, it must redirect users to the financial institution’s own proprietary platform and may not redirect to another third-party platform; (iv) require all marketing content, including that disseminated via public accounts, livestreaming, and short-form video, to be reviewed and approved by the financial institution in advance, and restrict such activities to personnel employed by, and duly authorized by, the financial institution; (v) prohibit the use of algorithm-based recommendation systems that induce excessive consumption, and require that opt-out mechanisms be provided to consumers; (vi) prohibit online marketing content that is false, misleading, or based on unverified data, including representations that guarantee principal or returns on asset management products, overstatements of insurance coverage, exploitation of regulatory filing procedures to imply official endorsement, inducements through installment payment discounts, and the use of suggestive phrases such as “low risk,” “high return,” or “zero cost”, and (vi) impose strict restrictions on the use of finance-related terminology in platform names, application names, and trademarks by entities that do not hold the corresponding financial licenses. Non-compliance may expose third-party internet platforms to regulatory sanctions from multiple authorities.

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In November 2016, the Standing Committee of National People’s Congress promulgated the PRC Cyber Security Law, which was last amended on October 28, 2025 and became effective on January 1, 2026, or the PRC Cyber Security Law, which established a regulatory system with respect to the construction, operation, maintenance and use of internet and set forth provisions on the supervision and administration of cyber security within the territory of the PRC. Pursuant to the PRC Cyber Security Law, the national internet information department shall take charge of the arrangement, coordination, supervision and administration in connection with cyber-security issues, and the telecommunications administrative departments, public security departments as well as other relevant departments shall be responsible for the security protection, supervision and administration within the scope of their respective duties. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

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

On December 6, 2025, the CAC released the Measures for Network Data Security Risk Assessment (Draft for Comments), which further specify the mechanism of network data security risk assessments.

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

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.” On January 10, 2026, the CAC released the Provisions on the Collection and Use of Personal Information by Internet Applications (Draft for Comments), which further specify the responsibilities of internet application operators, software development kit operators, distribution platform operators and smart terminal manufacturers for collection and utilization of personal information.

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

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report, we had 459 registered trademarks with the Trademark Office of the National Intellectual Property Administration.

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

On September 6, 2024, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

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

We have adopted four share incentive plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We plan to advise the recipients of awards under our share incentive plans to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that they can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

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

Yiren Digital Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries and (ii) the consolidated variable interest entity, Yiren Financial Information with which its subsidiary, Hengyuda, has maintained contractual arrangement. PRC laws and regulations restrict and impose conditions on foreign investment in production of radio and television programs, internet culture business and certain value-added telecommunication services such as internet content provision services. Accordingly, these businesses are operated by Yiren Financial Information in China. Neither Yiren Digital Ltd. nor its subsidiaries own any equity interest or direct foreign investment in Yiren Financial Information. Instead, Yiren Digital Ltd. relies on contractual arrangements among Hengyuda, Yiren Financial Information and its shareholders, which allow Yiren Digital Ltd. to (i) direct the activities of the Yiren Financial Information that most significantly impact its economic performance; (ii) receive substantially all of the economic benefits of Yiren Financial Information; and (iii) have an exclusive option to purchase all or part of the equity interests in Yiren Financial Information when and to the extent permitted by PRC law. As a result of these VIE agreements, Yiren Digital Ltd. is considered the primary beneficiary of Yiren Financial Information for accounting purposes and is able to consolidate the financial results of Yiren Financial Information in the consolidated financial statements in accordance with U.S. GAAP. Investors in our ADSs are not holding equity interest in the consolidated variable interest entities in China but instead are holding equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including the loan agreement, the exclusive purchase option agreement, the exclusive technology consulting and services agreement or exclusive business cooperation agreement, as applicable, equity pledge agreements, powers of attorney and business operation agreement, have been entered into by and among Hengyuda, Yiren Financial Information and its shareholders. Terms contained in each set of contractual arrangements with Yiren Financial Information and its shareholders are substantially similar. As a result of the contractual agreements, we are considered the primary beneficiary of Yiren Financial Information and have consolidated the financial results of Yiren Financial Information in our consolidated financial statements in accordance with U.S. GAAP.

These contractual arrangements may not be as effective as direct ownership. Under the current contractual arrangements, we rely on the performance by Yiren Financial Information and its shareholders of their obligations under the contracts. The shareholders of Yiren Financial Information may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Yiren Financial Information. Although we have the right to replace any shareholder of Yiren Financial Information under its contractual arrangements, if any shareholder of Yiren Financial Information is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

If Yiren Financial Information or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Yiren Financial Information were to refuse to transfer their equity interest in Yiren Financial Information, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with Yiren Financial Information and its shareholders. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations.

In addition, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of the arbitration should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to conduct the business operations of the consolidated variable interest entities, and our ability to conduct our business may be negatively affected. For more details of these potential risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entity, and its shareholders for certain business operations in China, which may not be as effective as direct ownership,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the consolidated variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangement in relation to the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The following diagram illustrates our corporate structure, including our subsidiaries, the consolidated variable interest entities, and our consolidated assets backed financing entities, as of the date of this annual report:

Notes:

(1)	The shareholders of Yiren Financial Information are CreditEase Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang and Ms. Yan Tian, each owning 95%, 3.8% and 1.2% of Yiren Financial Information’s equity interest, respectively. The shareholders of CreditEase Pucheng Credit Assessment and Management (Beijing) Co., Ltd. are Mr. Ning Tang and Ms. Yan Tian, ultimately owning 95% and 5% of its equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Yan Tian is a third-party individual designated by CreditEase.

Contractual Arrangements with the Consolidated Variable Interest Entities

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and internet content provision services in particular, we currently conduct these activities through Yiren Financial Information, which we conduct the business operations through a series of contractual arrangements. These contractual arrangements allow us to:

●	conduct the business operations of Yiren Financial Information;

●	receive substantially all of the economic benefits of Yiren Financial Information; and

●	have an exclusive option to purchase all or part of the equity interests in Yiren Financial Information when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Yiren Financial Information, and we treat Yiren Financial Information as the consolidated variable interest entity under U.S. GAAP. We have consolidated the financial results of Yiren Financial Information in our consolidated financial statements in accordance with U.S. GAAP.

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

We also used to conduct those activities through CreditEase Puhui, which we conducted the business operations until October 31, 2025 through a series of contractual arrangements. These contractual arrangements allowed us to:

●	conduct the business operations of CreditEase Puhui;

●	receive substantially all of the economic benefits of CreditEase Puhui; and

●	have an exclusive option to purchase all or part of the equity interests in CreditEase Puhui when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we were the primary beneficiary of CreditEase Puhui and treated CreditEase Puhui as the variable interest entity under U.S. GAAP before October 31, 2025. We consolidated the financial results of CreditEase Puhui in our consolidated financial statements in accordance with U.S. GAAP before October 31, 2025. Our contractual arrangements with CreditEase Puhui and its shareholders were terminated on October 31, 2025.

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

Amended and Restated Loan Agreements. Pursuant to the amended and restated loan agreements between Hengyuda and the shareholders of Yiren Financial Information, Hengyuda agreed to provide loans of RMB1.9 million, RMB0.6 million and RMB47.5 million to Mr. Ning Tang, Mr. Yan Tian and CreditEase Pucheng Credit Assessment and Management (Beijing) Co., Ltd., respectively, solely for the capitalization of Yiren Financial Information. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Yiren Financial Information to Hengyuda or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Hengyuda. In the event that shareholders sell their equity interests to Hengyuda or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hengyuda as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Yiren Financial Information and Hengyuda elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

In the opinion of Han Kun Law Offices, our PRC counsel:

●	the ownership structures of our subsidiary, Hengyuda, and the consolidated variable interest entity, Yiren Financial Information, will not result in any violation of PRC laws or regulations currently in effect; and

●	the contractual agreements relating to Yiren Financial Information, the consolidated variable interest entity, as described in “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Yiren Financial Information,” governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect. The equity pledge under the equity pledge agreement has been registered with the competent office of the State Administration for Market Regulation in accordance with the PRC laws.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has become effective on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangement in relation to the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.	Property, Plant and Equipment

Our principal executive offices are located on leased premises comprising 1,935.6 square meters in Beijing, China. Our company and the VIEs have leased additional office spaces of 5,129.2 and 8,993.4 square meters in Beijing and other cities in China, respectively. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in April 2028. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have a three-year term. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Overview

We are a leading AI-powered Fintech platform specializing in digital consumer lending, insurance and financial technology innovation across China and global markets. We leverage advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion.

We are primarily engaged in the operation of our credit solution services business, insurance brokerage business and others businesses mainly in China. In 2025, the majority of our revenues were generated from our credit solution services business, which included (i) loan facilitation service fees paid by institutional partners for our technology-enabled borrower acquisition services; (ii) post origination service fees paid by institutional partners for our post-origination loan management and collection services; (iii) financing service fees paid by borrowers for loans funded by our subsidiaries and consolidated ABFE; (iv) guarantee service fees arising from guarantees and related counter-guarantees for loans facilitated under the risk-taking model provided by our subsidiaries; (v) network and marketing services derived from intelligent marketing and referral arrangements with third-party partner institutions in relation to borrowers on our platform; (vi) technology services fees earned from the provision of our existing technological capabilities related to credit solution services to third-party companies; and (vii) revenue from other financial services, such as penalty fees for loan prepayment and late payment. Our insurance brokerage business generates revenues primarily from insurance commission fees paid by insurance companies when clients purchase insurance products through Hexiang Insurance Brokers. Our other revenues primarily from sales of non-financial products and services on e-commerce platforms, as well as network and marketing services and technology services provided to corporate clients outside our credit solutions business.

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

For our credit solution services business, our company and the VIEs attract borrowers through online channels, such as social media platforms, search engine marketing, search engine optimization, mobile application downloads through major application stores, as well as various marketing campaigns and membership services. For our insurance brokerage business, we acquire clients through a variety of sources, such as online direct marketing, CreditEase ecosystem, member referral, channel partnership and social media platforms. For our others business, we primarily serve our existing customers from other business lines.

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

From a credit solution services perspective, as we continue to optimize our product offerings, we are developing a more diversified range of credit products tailored to meet the specific needs of our target borrowers and institutional funding partners, all at competitive prices in line with updated regulatory guidelines. As our marketplace grows, we have enhanced our ability to offer risk-based loan pricing. For instance, we have introduced lower-priced loan products and regularly adjust our pricing strategy as we shift towards serving a higher-quality customer segment in response to regulatory directives. Moving forward, we will continue to diversify our product offerings and strengthen synergies across our various business lines.

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

In the others business, we continue to enhance our product and service offerings to better meet the diverse needs of our customers across various life scenarios. As we refine our customer segmentation and optimize our customer mix, we are strategically scaling back the offering of historical and existing products. This shift allows us to focus on studying and analyzing the profiles and needs of our newly upgraded customer group, enabling us to develop tailored products that more effectively address their requirements.

Failure to continue to successfully develop and offer innovative products and for such products to gain broad customer acceptance could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.

Ability to Compete Effectively

Our business and results of operations depend on our ability to compete effectively in the markets in which we operate. For our credit solution services business, we compete with other consumer finance marketplaces and loan facilitation platforms in China. The industry was intensely competitive before the year 2018. However, as the domestic regulations on the industry evolve and entry barriers continue to increase in recent years, fewer national-level players like us remain in the market while smaller platforms cease their operations, leaving more market share opportunities for us. Meanwhile, as we expand our credit solution service businesses overseas, such as in the Philippines, we are facing competition from regional peers.

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

For our others business, we fully embrace AI to offer selected high-quality products and services that align with our customers’ preferences. Our primary goal in this segment is to enhance user experience and engagement, thereby increasing the long-term value of our existing customers through enriched products and upgraded services. We are currently scaling back product offerings in our other business and conducting a strategic review on how to better serve customers following the upgrade of our borrower segment and optimization of borrower profiles.

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

Loan Performance Data

Delinquency Rates

As of December 31, 2025, the delinquency rates for loans under our loan facilitation model, except loans originating outside mainland China, that are past due for 1-30 days, 31-60 days and 61-90 days are set forth below:

	Delinquent for
	1-30 days	31-60 days	61-90 days
All Loans
December 31, 2023	2.0%	1.4%	1.2%
December 31, 2024	1.6%	1.2%	1.1%
December 31, 2025	3.4%	3.0%	2.8%

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

The following chart displays the historical lifetime cumulative M3+ Net Charge-off Rates by vintage as of December 31, 2025, for loans facilitated under our loan facilitation model, except loans originating outside mainland China, for each of the months shown:

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

Selected Statements of Operations Items

Net revenue

Our net revenue consists of revenue from loan facilitation services, post-origination services and guarantee services in connection with loans funded by third-party institutions, financing services in connection with loans funded by our subsidiaries and consolidated ABFE, insurance brokerage services, electronic commerce services, network and marketing services, technology services, and others. The following table sets forth the breakdown of our net revenue, both in an absolute amount and as a percentage of our total net revenue, for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	2,240,852	45.8	2,721,389	46.9	2,234,571	319,539	39.1
Post-origination services	17,203	0.4	5,957	0.1	7,255	1,038	0.1
Guarantee services	50,865	1.0	429,299	7.4	1,705,985	243,953	29.8
Financing services	55,974	1.1	93,239	1.6	243,099	34,763	4.3
Insurance brokerage services	963,822	19.7	408,369	7.0	297,593	42,555	5.2
Electronic commerce services	1,267,104	25.9	1,865,621	32.1	324,996	46,474	5.7
Network and marketing services	253,019	5.2	241,114	4.2	636,277	90,986	11.1
Technology services	30,102	0.6	33,570	0.6	256,323	36,654	4.5
Others	16,692	0.3	7,343	0.1	13,121	1,876	0.2
Total net revenue	4,895,633	100.0	5,805,901	100.0	5,719,220	817,838	100.0

Loan facilitation, post-origination and guarantee service fees

We provide loan facilitation services to third-party institutional funding partners and borrowers. The loans funded by these third parties are primarily unsecured small revolving loans and small business loans. For more details of these loan products, please see “Item 4. Information on the Company—B. Business Overview—Credit Solution Services Business—Our Loan Products.” For these loans, we receive service fees from the third-party funding partners, guarantee companies, and borrowers if any, which include (i) the loan facilitation service fees for our technology-enabled borrower acquisition services, (ii) the post-origination service fees for our loan management and collection services after origination, including payment reminder services, payment collection services, overdue payment monitoring services, and lawsuit filing services under certain circumstances, among others, and (iii) the guarantee service fees arising from guarantees and related counter-guarantees provided by our subsidiaries for loans facilitated under the risk-taking model.

We determine the transaction price for these three types of services (loan facilitation, post-origination, and guarantee services) as the total service fees received from the aforementioned parties. In accordance with ASC 606, for loans not under the risk-taking model, we allocate the transaction price between loan facilitation services and post-origination services based on their relative standalone selling prices. For loans under the risk-taking model, we first allocate the transaction price to the guarantee services, and the remaining transaction price is then allocated between loan facilitation services and post-origination services, also based on their relative standalone selling prices. The guarantee service is accounted for at fair value in accordance with ASC Topic 460, Guarantees, with a stand-ready guarantee liability recognized at the inception of each loan.

All of the loan products facilitated by us feature fixed monthly payments. After our third-party funding partners, and guarantee companies if any, receive the principals, interests and guarantee service fees from the borrowers in monthly installments, they will in turn pay us the corresponding transaction fees according to the agreed settlement period.

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

The respective rate of loan facilitation service fees and post-origination service fees that we charge varies mainly depending on the different risk grade of the loans facilitated. For loans within the same risk grade, the fee rate also varies depending on the different terms of the loans and different repayment schedules. In 2023, 2024 and 2025, our weighted average service fee rate for our loan facilitation services and post-origination services was 7.5%, 7.9% and 7.7%, respectively. The increase in the weighted average fee rate from 2023 to 2024 was primarily due to a longer average maturity term. The decrease in the weighted average fee rate from 2024 to 2025 was primarily due to the limit of comprehensive fee rate required by the regulators.

We have implemented and will continue to implement a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace.

Financing service fees

We also offer loans funded by our subsidiaries and consolidated ABFE and charge financing service fees that consist of interest income charged from borrowers. In 2022, subsidiaries of the consolidated variable interest entities, such as microloan companies and financial leasing companies, also provided loans to borrowers using their own capital. The loans funded by these entities were primarily auto-secured loans and property-secured loans. We recognize the financing services revenue over the lifetime of the loans using the effective interest method. The principal and interests of such loans are recorded on our consolidated balance sheet.

Insurance brokerage commissions

We provide insurance brokerage services and sell various health and life insurance products and property and casualty insurance products on behalf of insurance companies. The terms of health and life insurance products vary and are typically one to five years. We earn brokerage commissions on health and life insurance products from both the first-year initial premium and the renewal premiums for each subsequent year throughout the policy term, as calculated based on pre-agreed percentages of the premiums paid by the policy holder.

The term of property and casualty insurance products is typically one year, and we receive a pre-agreed percentage of the premiums paid by the policy holder for such year as the commission. The range of commission rates of these insurance products varies significantly depending on the different types of insurance products. For example, commissions from certain property and casualty insurance products may be less than 1%, while a five-year term health and life insurance products may yield commissions of over 50% for the first year, 5% for the second year, and 1.5% for the third year. Since 2024, in addition to traditional brokerage services, Hexiang Insurance Brokers began to operate an internet-based insurance distribution business model. Internet insurance products generally carry monthly premiums payable over a one-year period. We earn brokerage commissions from insurance companies based on a pre-agreed rate applied to the actual premium amounts paid by policyholders.

We perform our duty to sell insurance policies on behalf of the insurance companies as the performance obligation in our contracts rests on the insurance companies. Our performance obligation to the insurance companies is satisfied and commission revenue, including renewal commission revenue, is recognized at the point in time when an insurance policy becomes effective. The renewal commission revenue is recognized based on the projected renewal rate.

Electronic commerce services fees.

We generate revenue from sales of products and services provided on our comprehensive life service platform.

Network and marketing services fees

We charge network and marketing service fees from intelligent marketing and referral arrangements with third-party partner institutions. Specifically, we refer our platform customers to third-party platforms that may provide loan disbursement or a broader range of financial and non-financial services, and earn a fixed rate of referral fees upon specified actions by such customers on these platforms, including but not limited to clicking, registration, consumption, or acceptance by other funding or service providers. Revenue is recognized when the referral is completed and confirmed by the third-party partner institutions.

Technology services fees

We charge technology service fees from the provision of our existing technological capabilities to third-party companies, including capabilities related to our credit solution services and other corporate client services. These services include licensing the use of our proprietary software systems, as well as system installation and maintenance services. Fees are charged at a fixed rate based on business volume, in accordance with pre-agreed terms with the counterparties. Revenue is recognized on a monthly basis when the counterparties actually use the services and confirm the business volume.

Others.

We also charge other service fees, such as penalty fees for loan prepayment and late payment. Penalty fees are calculated as a certain percentage of past due amounts in the case of late payment, or a certain percentage of the contract amounts in case of prepayment, and we recognize the relevant revenue when the fees are received.

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

The following table sets forth our operating costs and expenses, both in an absolute amount and as a percentage of our total operating costs and expenses, for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing	656,603	28.5	1,196,429	28.8	1,159,934	165,868	19.5
Origination, servicing and other operating costs	976,172	42.5	882,957	21.2	786,386	112,452	13.2
Research and development	148,754	6.5	411,876	9.9	406,567	58,138	6.8
General and administrative	231,135	10.0	274,673	6.6	322,091	46,059	5.4
Provision for contingent liabilities	27,035	1.2	869,280	20.9	2,366,344	338,383	40.0
Allowance for contract assets, receivables and others	261,152	11.3	523,622	12.6	899,656	128,649	15.1
Total operating costs and expenses	2,300,851	100.0	4,158,837	100.0	5,940,978	849,549	100.0

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

The following table presents the sales and marketing expenses allocated to each business segment, both in an absolute amount and as a percentage of total sales and marketing expenses, during the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Credit solution business	498,055	75.8	1,102,737	92.2	1,071,892	153,279	92.4
Insurance brokerage business	12,887	2.0	13,706	1.1	9,242	1,321	0.8
Others	145,661	22.2	79,986	6.7	78,800	11,268	6.8
Total operating costs and expenses	656,603	100.0	1,196,429	100.0	1,159,934	165,868	100.0

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

Allowance for contract assets, receivables and others. Allowance for contract assets, receivables and others is the credit loss of contact assets, receivables and other assets.

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

China

Generally, our subsidiaries and the consolidated variable interest entities in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. YouRace Hengchuang, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in November 2018 and the status was reaffirmed in 2024. Accordingly, it has been eligible for a preferential income tax rate of 15%. However, YouRace Hengchuang’s qualification as a “high and new technology enterprise” is subject to evaluation by the relevant authorities in China every three years. If YouRace Hengchuang fails to maintain its “high and new technology enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. Chongqing Hengfengyi Technology Co., Ltd, or Hengfengyi, one of our PRC subsidiaries, was also qualified as a “software enterprise” in April 2025, and accordingly has been eligible for an exemption of enterprise income tax for 2024 and 2025 and a reduced enterprise income tax at the rate of 12.5% from 2026 through 2028. However, Hengfengyi’s qualifications as “software enterprises” are subject to annual evaluation by the relevant authorities in China. If Hengfengyi fails to maintain its “software enterprise” qualification, its applicable corporate income tax rate would increase to 25%, which could have adverse effects on our financial condition and results of operations. In addition, Hengyuda, one of our PRC subsidiaries, has been eligible for a reduced enterprise income tax rate of 15% since 2017 pursuant to the Catalogue of Encouraged Industries in Western Regions, the Catalogue of Industries for Guiding Foreign Investment, Announcement on Renewing the Enterprise Income Tax Policy for Great Western Development, and the related rules granting favorable tax treatment to companies in specified industries in western China under the PRC government’s policy initiative to promote the development of the western region of China. However, the favorable tax treatments for Hengyuda are subject to an annual filing requirement. Besides, Beihai Youce Yike Technology Co., Ltd., Beihai Hengze Innovation Technology Co., Ltd., and Beihai Youjia Innovation Technology Co., Ltd. are also eligible for a reduced enterprise income tax rate of 15% pursuant to the same set of policies and regulations applicable to Hengyuda. Beihai Youce Yike Technology Co., Ltd., Beihai Hengze Innovation Technology Co., Ltd., and Beihai Youjia Innovation Technology Co., Ltd. are also eligible for an exemption of local portion of enterprise income tax for five years since the tax year they generate their first sum of main business revenue according to the Notice on Several Policies to Promote High-Level Opening-Up and High-Quality Development of the Beibu Gulf Economic Zone in the New Era. In addition, Xinjiang Hengyu Innovation Technology Development Co., Ltd., Hesi Shengju Technology Development (Xinjiang) Co., Ltd., and Hesi Shengrui Technology Development (Xinjiang) Co., Ltd., as newly setup PRC subsidiaries are eligible for an exemption of enterprise tax for five years since the tax year they generate their first sum of production and business revenue according to the Notice on Corporate Income Tax Incentives for Newly Established Enterprises in Xinjiang’s Difficult Areas and the Kashgar and Khorgos Special Economic Development Zones. However, the relevant rules and policy initiative may change, and the favorable tax treatment under these rules is available only to companies meeting certain qualifications.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in an absolute amount and as a percentage of our net revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue (including revenue from related parties of RMB141,595, RMB32,192 and RMB7,897 for the years ended December 31, 2023, 2024 and 2025, respectively)(1)	4,895,633	100.0	5,805,901	100.0	5,719,220	817,838	100.0
Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB24, nil and RMB9,005 for the years ended December 31, 2023, 2024 and 2025, respectively)	(656,603)	(13.4)	(1,196,429)	(20.6)	(1,159,934)	(165,868)	(20.3)
Origination, servicing and other operating costs (including costs from related parties of RMB324,854, RMB283,907 and RMB208,313 for the years ended December 31, 2023, 2024 and 2025, respectively)	(976,172)	(19.9)	(882,957)	(15.2)	(786,386)	(112,452)	(13.7)
Research and development (including expenses from related parties of RMB52,468, RMB252,802 and RMB208,227 for the years ended December 31, 2023, 2024 and 2025, respectively)	(148,754)	(3.0)	(411,876)	(7.1)	(406,567)	(58,138)	(7.1)
General and administrative (including expenses from related parties of RMB19,567, RMB27,339 and RMB 25,325 for the years ended December 31, 2023, 2024 and 2025, respectively)	(231,135)	(4.7)	(274,673)	(4.7)	(322,091)	(46,059)	(5.6)
Provision for contingent liabilities	(27,035)	(0.6)	(869,280)	(15.0)	(2,366,344)	(338,383)	(41.4)
Allowance for contract assets, receivables and others	(261,152)	(5.4)	(523,622)	(9.0)	(899,656)	(128,649)	(15.7)
Total operating costs and expenses	(2,300,851)	(47.0)	(4,158,837)	(71.6)	(5,940,978)	(849,549)	(103.8)
Investment income	18,862	0.3	26,341	0.4	7,819	1,118	0.1
Interest income, net (including income from related parties of RMB6,937, RMB17,383 and 39,907 for the years ended December 31, 2023, 2024 and 2025, respectively)	61,887	1.3	79,136	1.4	78,722	11,257	1.4
Fair value adjustments (loss)/gain	(50,171)	(1.0)	107,532	1.9	68,977	9,864	1.2
Other income, net (including expenses from related parties of nil, RMB1,003 and nil for the years ended December 31, 2023, 2024 and 2025, respectively)	20,000	0.4	1,848	—	28,223	4,036	0.5
Total other income, net	50,578	1.0	214,857	3.7	183,741	26,275	3.2
Income before provision for income taxes	2,645,360	54.0	1,861,921	32.1	(38,017)	(5,436)	(0.6)
Income tax (expenses)/benefit	(565,163)	(11.5)	(279,182)	(4.8)	97,107	13,886	1.7
Share of results of equity investees	—	—	(440)	—	(4,560)	(652)	(0.1)
Net income	2,080,197	42.5	1,582,299	27.3	54,530	7,798	1.0

Notes:

(1)	Net revenue is broken down as follows:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	2,240,852	45.8	2,721,389	46.9	2,234,571	319,539	39.1
Post-origination services	17,203	0.4	5,957	0.1	7,255	1,038	0.1
Guarantee services	50,865	1.0	429,299	7.4	1,705,985	243,953	29.8
Financing services	55,974	1.1	93,239	1.6	243,099	34,763	4.3
Insurance brokerage services	963,822	19.7	408,369	7.0	297,593	42,555	5.2
Electronic commerce services	1,267,104	25.9	1,865,621	32.1	324,996	46,474	5.7
Network and marketing services	253,019	5.2	241,114	4.2	636,277	90,986	11.1
Technology services	30,102	0.6	33,570	0.6	256,323	36,654	4.5
Others	16,692	0.3	7,343	0.1	13,121	1,876	0.2
Total net revenue	4,895,633	100.0	5,805,901	100.0	5,719,220	817,838	100.0

Segment Information

In 2025, we adjusted the name of our business segments to reflect the nature of each business segment’s operations and our business strategies more accurately. Following this adjustment, our business is organized into three segments: the credit solution business, the insurance brokerage business, and the others.

●	The credit solution business, formerly known as the “financial services business”, continues to offer loan facilitation services and self-funded financing services with no significant changes in product and service offerings.

●	The name and the product offering of the insurance brokerage business segment remains unchanged.

●	The others consolidate non-financial product and service offerings from Yixianghua and Yiren Select, and wealth products and services provided through Yiren Select.

We believe this adjustment allows for a clearer understanding and representation of our diverse operations and strategic focus. For details on each business segment, see “Item 4. Information on the Company—B. Business Overview.”

The table below provides a summary of our operating segment results for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Credit solution business	2,515,119	3,473,109	5,040,026	720,714
Insurance brokerage business	963,822	408,369	297,593	42,555
Others	1,416,692	1,924,423	381,601	54,569
Total net revenue	4,895,633	5,805,901	5,719,220	817,838
Operating costs and expenses:
Credit solution business	(1,108,663)	(3,384,367)	(5,357,807)	(766,158)
Insurance brokerage business	(724,652)	(436,636)	(282,259)	(40,362)
Others	(283,948)	(154,489)	(121,421)	(17,363)
Income from operations:
Credit solution business	1,406,456	88,742	(317,781)	(45,443)
Insurance brokerage business	239,170	(28,267)	15,334	2,193
Others	1,132,744	1,769,934	260,180	37,205
Total segment income from operations	2,778,370	1,830,409	(42,267)	(6,045)
Unallocated expenses	(183,588)	(183,345)	(179,491)	(25,666)
Other income	50,578	214,857	183,741	26,275
Income before provision for income taxes	2,645,360	1,861,921	(38,017)	(5,436)

Set forth below is a breakdown of net revenue for each segment, both in an absolute amount and as a percentage of total net revenue:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Credit solution business:
Loan facilitation services	2,240,852	45.8	2,721,389	47.0	2,234,571	319,539	39.1
Post-origination services	17,203	0.4	5,957	0.1	7,255	1,038	0.1
Guarantee services	50,865	1.0	429,299	7.4	1,705,985	243,953	29.8
Financing services	55,974	1.1	93,239	1.6	243,099	34,763	4.3
Network and marketing services	120,216	2.5	205,187	3.5	600,836	85,918	10.5
Technology services	18,682	0.4	15,142	0.3	246,867	35,301	4.3
Others	11,327	0.2	2,896	-	1,413	202	-
Subtotal	2,515,119	51.4	3,473,109	59.9	5,040,026	720,714	88.1
Insurance brokerage business:
Insurance brokerage services	963,822	19.7	408,369	7.0	297,593	42,555	5.2
Subtotal	963,822	19.7	408,369	7.0	297,593	42,555	5.2
Others:
Electronic commerce services	1,267,104	25.9	1,865,621	32.1	324,996	46,474	5.7
Network and marketing services	132,803	2.7	35,927	0.6	35,441	5,068	0.6
Technology services	11,420	0.2	18,428	0.3	9,456	1,353	0.2
Others	5,365	0.1	4,447	0.1	11,708	1,674	0.2
Subtotal	1,416,692	28.9	1,924,423	33.1	381,601	54,569	6.7
Total net revenue	4,895,633	100.0	5,805,901	100.0	5,719,220	817,838	100.0

Credit Solution Business (formerly known as financial services business)

The revenue from our credit solution business increased by 45.1% from RMB3,473.1 million in 2024 to RMB5,040.0 million (US$720.7 million) in 2025, primarily due to the growing demand for our small revolving loan products. In particular, the revenue from our guarantee services increased by 297.4% from RMB429.3 million in 2024 to RMB1,706.0 million (US$244.0 million) in 2025, and the revenue from our loan facilitation services decreased by 17.9% from RMB2,721.4 million in 2024 to RMB2,234.6 million (US$319.5 million) in 2025, primarily due to the rising proportion of loan volume originated under the risk-taking model in 2025. The revenue from our post origination services increased by 21.8% from RMB6.0 million in 2024 to RMB7.3 million (US$1.0 million) in 2025, primarily due to the increased demand from institutional funding partners for such services for loans originated under the risk-taking model. The revenue from our financing services increased by 160.7% from RMB93.2 million in 2024 to RMB243.1 million (US$34.8 million) in 2025, primarily due to an increase in self-funded loans. The revenue from our network and marketing services increased by 192.8% from RMB205.2 million in 2024 to RMB600.8 million (US$85.9 million) in 2025, which was primarily attributable to growing referral demand for loan-related services and an expansion of our partner base, which has further diversified the range of services available for referral to borrowers. The revenue from our technology services significantly increased by 1,530.3% from RMB15.1 million in 2024 to RMB246.9 million (US$35.3 million) in 2025, primarily driven by the expanded provision of our technological capabilities through intellectual property licensing, system installation and maintenance services. Conversely, the revenue from our others decreased by 51.2% from RMB2.9 million in 2024 to RMB1.4 million (US$0.2 million) in 2025, primarily due to the decreased penalty fees.

The revenue from our credit solution business increased by 38.1% from RMB2,515.1 million in 2023 to RMB3,473.1 million in 2024, primarily due to the growing demand for our small revolving loan products. In particular, the revenue from our loan facilitation services increased by 21.4% from RMB2,240.9 million in 2023 to RMB2,721.4 million in 2024, primarily due to the growing loan volume. The revenue from our guarantee services increased by 744.0% from RMB50.9 million in 2023 to RMB429.3 million in 2024, primarily due to the increasing loan volume guaranteed by our subsidiaries. The revenue from our financing services increased by 66.6% from RMB56.0 million to in 2023 RMB93.2 million in 2024, primarily due to an increase in self-funded loans. The increases were partially offset by a decrease in the revenue from our post-origination services of 65.4% from RMB17.2 million in 2023 to RMB6.0 million in 2024, primarily due to the reduced demand from institutional funding partners for such services. The revenue from network and marketing services increased by 70.7% from RMB120.2 million in 2023 to RMB205.2 million in 2024, which was primarily due to the growing number of borrowers referred by our technology platform. The revenue from technology services decreased by 18.9% from RMB18.7 million in 2023 to RMB15.1 million in 2024, as a result of a decrease in intellectual property franchising revenue. The revenue from others decreased by 74.4% from RMB11.3 million in 2023 to RMB2.9 million in 2024, primarily due to the penalty fees of the discontinued secured loan facilitation in 2022.

Insurance Brokerage Business

The revenue from our insurance brokerage business decreased by 27.1% from RMB408.4 million in 2024 to RMB297.6 million (US$42.6 million) in 2025, primarily due to tightened market conditions under enhanced regulatory oversight.

The revenue from our insurance brokerage business decreased by 57.6% from RMB963.8 million in 2023 to RMB408.4 million in 2024, primarily due to the ongoing impacts from regulatory changes.

Others (formerly known as consumption and lifestyle business and Others)

The revenue from our other business decreased by 80.2% from RMB1,924.4 million in 2024 to RMB381.6 million (US$54.6 million) in 2025, primarily due to a continued decline in sales from the e-commerce business.

The revenue from our other business increased by 35.8% from RMB1,416.7 million in 2023 to RMB1,924.4 million in 2024, primarily due to the continuous growth of this segment in the first half of the year, followed by a strategic scale-back in the second half.

Our revenue was predominately generated from the PRC and all of our long-lived assets were located in the PRC. Depreciation and amortization expenses of credit solution business in 2023, 2024 and 2025 were RMB1.0 million, RMB1.9 million and RMB3.4 million (US$0.5 million), respectively. Depreciation and amortization expenses of insurance brokerage business in 2023, 2024 and 2025 were RMB0.1 million, RMB0.4 million and RMB0.4 million (US$60 thousand), respectively. Depreciation and amortization expenses of others segment in 2023, 2024 and 2025 were RMB1.5 million, RMB1.0 million and RMB0.6 million (US$83 thousand), respectively.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenue. Our net revenue decreased by 1.5% from RMB5,805.9 million in 2024 to RMB5,719.2 million (US$817.8 million) in 2025, primarily due to (i) a decrease of 82.6% in the revenue from our electronic commerce services from RMB1,865.6 million in 2024 to RMB325.0 million (US$46.5 million) in 2025, primarily due to a continued decline in sales from the e-commerce business, (ii) a decrease of 27.1% in the revenue from our insurance brokerage business from RMB408.4 million in 2024 to RMB297.6 million (US$42.6 million) in 2025, primarily due to tightened market conditions under enhanced regulatory oversight, and (iii) an increase of 294.7% in the revenue from our guarantee services from RMB429.3 million in 2024 to RMB1,706.0 million (US$244.0 million) in 2025, mainly due to the rising proportion of loan volume originated under the risk-taking model.

Operating costs and expenses. Our total operating costs and expenses increased by 42.9% from RMB4,158.8 million in 2024 to RMB5,941.0 million (US$849.5 million) in 2025, primarily attributable to increases in provision for contingent liabilities.

Sales and marketing expenses. Our sales and marketing expenses decreased by 3.1% from RMB1,196.4 million in 2024 to RMB1,159.9 million (US$165.9 million) in 2025, mainly due to a decrease of 2.8% in sales and marketing expenses for the credit solution business from RMB1,102.7 million in 2024 to RMB1,071.9 million (US$153.3 million) in 2025, mainly attributable to a higher contribution from repeat borrowers through the Yixianghua platform, which increased to 76.5% in 2025, compared with 59.5% in 2024. Our sales and marketing expenses as a percentage of our total revenues decreased from 20.6% to 20.3% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs decreased by 10.9% from RMB883.0 million in 2024 to RMB786.4 million (US$112.5 million) in 2025, mainly driven by cost savings from decreased insurance brokerage business along with the broader use of AI agents to automate customer service, and enhanced cost discipline in overall operations. Our origination, servicing and other operating costs as a percentage of total revenue decreased from 15.2% to 13.7% during the same period.

Research and development expenses. Our research and development expenses decreased by 1.3% from RMB411.9 million in 2024 to RMB406.6 million (US$58.1 million) in 2025, as the AI credit system completed a major upgrade at the end of 2024, which created cost savings, offset by an increase in AI talent for future AI initiatives. Our research and development expenses as a percentage of our total revenue remained stable at 7.1% during the same periods.

General and administrative expenses. Our general and administrative expenses increased by 17.3% from RMB274.7 million in 2024 to RMB322.1 million (US$46.1 million) in 2025, primarily driven by the continuous investment in professionals and specialized talent to support business diversification and strengthen risk management, alongside organizational restructuring initiatives. Our general and administrative expenses as a percentage of our total revenue increased from 4.7% to 5.6% during the same period.

Provision for contingent liabilities. Our provision for contingent liabilities increased by 172.2% from RMB869.3 million in 2024 to RMB2,366.3 million (US$338.4 million) in 2025, which was mainly driven by the overall growth in loan volume originated under the risk-taking model in 2025, coupled with a higher-risk asset profile.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others increased by 71.8% from RMB523.6 million in 2024 to RMB899.7 million (US$128.6 million) in 2025, which was primarily attributed to increased loan facilitation volume in 2025 compared to the prior year, which resulted in receivables and a corresponding increase in the allowance.

Investment income. Our investment income decreased by 70.3% from RMB26.3 million in 2024 to RMB7.8 million (US$1.1 million) in 2025, primarily due to the increase in the unrealized gain or loss of investments held by us.

Interest income, net. Our net interest income decreased by 0.5% from RMB79.1 million in 2024 to RMB78.7 million (US$11.3 million) in 2025, primarily due to our decrease in overall interest rate from our treasury management.

Fair value adjustments gain. Our fair value gain decreased by 35.9% from RMB107.5 million in 2024 to RMB69.0 million (US$9.9 million) in 2025, mainly attributable to fair value changes in digital assets, reflecting weaker digital asset prices in the fourth quarter of 2025.

Other income, net. Our net other income increased by 1427.2% from RMB1.8 million in 2024 to RMB28.2 million (US$4.0 million) in 2025, primarily due to government grants and incentives.

Income tax (expense)/ benefit. Our income tax benefit was RMB97.1 million (US$13.9 million) in 2025, compared to an income tax expense of RMB279.2 million in 2024, as Hengfengyi was qualified as a Software Enterprise in 2025 and thereby entitled to full exemption from EIT for year 2024, which resulted in the income tax expense of RMB151.1 million accrued in 2024 being reversed in 2025.

Net income. As a result of the foregoing, our net income decreased by 96.6% from RMB1,582.3 million in 2024 to RMB54.5 million (US$7.8 million) in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenue. Our net revenue increased by 18.6% from RMB4,895.6 million in 2023 to RMB5,805.9 million in 2024, primarily due to (i) an increase of 21.4% in the revenue from our loan facilitation services from RMB2,240.9 million in 2023 to RMB2,721.4 million in 2024, mainly due to the growing demand for our small revolving loan products, and (ii) an increase of 744.0% in the revenue from our guarantee services from RMB50.9 million in 2023 to RMB429.3 million, primarily due to the increasing loan volume guaranteed by our subsidiaries. The revenue from our insurance brokerage business decreased by 57.6% from RMB963.8 million in 2023 to RMB408.4 million in 2024, mainly due to the ongoing impacts from regulatory changes. The revenue from our others segment increased by 35.8% from RMB1,416.7 million in 2023 to RMB1,924.4 million in 2024, mainly due to the continuous growth of this segment in the first half of the year, followed by a strategic scale-back in the second half.

Operating costs and expenses. Our total operating costs and expenses increased by 80.8% from RMB2,300.9 million in 2023 to RMB4,158.8 million in 2024, primarily attributable to increases in sales and marketing expenses and provision for contingent liabilities.

Sales and marketing expenses. Our sales and marketing expenses increased by 82.2% from RMB656.6 million in 2023 to RMB1,196.4 million in 2024, mainly due to an increase of 121.4% in sales and marketing expenses for the credit solution business from RMB498.1 million in 2023 to RMB1,102.7 million in 2024, mainly attributable to our efforts to attract new, higher-quality borrowers and the growth of our credit solution business volume. The increase was partially offset by a decrease of 45.1% in sales and marketing expenses for our others segment from RMB145.7 million in 2023 to RMB80.0 million in 2024, mainly due to our strategic scaling back of holistic wealth business. Our sales and marketing expenses as a percentage of our total revenues increased from 13.4% to 20.6% during the same period.

Origination, servicing and other operating costs. Our origination, servicing and other operating costs decreased 9.5% from RMB976.2 million in 2023 to RMB883.0 million in 2024, mainly due to the AI-driven improvement of operational efficiency as well as the decline of our insurance product sales. Our origination, servicing and other operating costs as a percentage of our total revenue decreased from 19.9% to 15.2% during the same period.

Research and development expenses. Our research and development expenses increased from RMB148.8 million in 2023 to RMB411.9 million in 2024, mainly due to our ongoing investment in AI development and the expansion of our technical team. Our research and development expenses as a percentage of our total revenue increased from 3.0% to 7.1% during the same period.

General and administrative expenses. Our general and administrative expenses in 2024 were RMB274.7 million, which remained relatively stable compared to RMB231.1 million in 2023. Our general and administrative expenses as a percentage of our total revenue remained stable at 4.7% in 2023 and 2024.

Provision for contingent liabilities. Our provision for contingent liabilities increased significantly from RMB27.0 million in 2023 to RMB869.3 million in 2024, which was mainly attributed to the growing loan volume facilitated under our risk-taking model with the upfront provision recognized at the loan’s inception.

Allowance for contract assets, receivables and others. Our allowance for contract assets, receivables and others increased by 100.5% from RMB261.2 million in 2023 to RMB523.6 million in 2024, which was primarily attributed to a higher allowance for accounts receivable and financing receivables, reflecting our prudent approach to the heightened uncertainties in future market conditions.

Investment income. Our investment income increased by 39.7% from RMB18.9 million in 2023 to RMB26.3 million in 2024, primarily due to our diversified investment strategy.

Interest income, net. Our net interest income increased from RMB61.9 million in 2023 to RMB79.1 million in 2024, primarily due to our improvement of fund management capabilities.

Fair value adjustments gain/(loss). We recorded a fair value gain of RMB107.5 million, as compared to a fair value loss of RMB50.2 million in 2023, as gains generated from loans issued by trusts increased in 2024, driven by a growing average outstanding loan balance of trusts.

Other income, net. Our net other income decreased by 90.8% from RMB20.0 million in 2023 to RMB1.8 million in 2024, primarily due to reduced preferential tax treatments.

Income tax expense. Our income tax expenses decreased by 50.6% from RMB565.2 million in 2023 to RMB279.2 million in 2024, primarily due to a decrease in taxable income combined with preferential income tax rate enjoyed by our subsidiaries.

Net income. As a result of the foregoing, our net income decreased from RMB2,080.2 million to RMB1,582.3 million in 2024.

Discussion of Certain Balance Sheet Items

The following selected consolidated balance sheet as of December 31, 2024 and 2025 has been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated balance sheet as of December 31, 2023 has been derived from our audited consolidated financial statements not included in this annual report:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	5,791,333	3,841,284	3,348,126	478,776
Restricted cash	267,271	260,273	522,708	74,746
Contract assets, net (net of allowance of RMB164,141, RMB117,716 and RMB163,384 as of December 31, 2023, 2024 and 2025, respectively)	978,051	1,008,920	619,291	88,557
Prepaid expenses and other assets	423,621	2,361,585	1,776,019	253,967
Loans at fair value	677,835	421,922	342,895	49,033
Financing receivables (net of allowance of RMB51,858, RMB119,185 and RMB363,322 as of December 31, 2023, 2024 and 2025, respectively)	116,164	17,515	909,182	130,011
Financial investments	524,557	437,203	483,700	69,168
Total assets	10,276,916	12,982,696	13,454,955	1,924,033
Liabilities:
Guarantee liabilities-stand ready	8,802	606,886	989,701	141,525
Guarantee liabilities-contingent	28,351	578,797	1,300,097	185,911
Payable to investors of consolidated ABFE	445,762	368,022	1,294,792	185,153
Accrued expenses and other liabilities	1,463,369	1,622,050	404,680	57,869
Total liabilities	2,191,367	3,440,266	4,182,918	598,149
Total equity	8,085,549	9,542,430	9,272,037	1,325,884
Total liabilities and equity	10,276,916	12,982,696	13,454,955	1,924,033

Cash and Cash Equivalents

Our cash and cash equivalents decreased by 12.8% from RMB3,841.3 million as of December 31, 2024 to RMB3,348.1 million (US$478.8 million) as of December 31, 2025, primarily due to (i) decrease in cash inflow as a result of strategic tightening of the credit policy, and (ii) increase in payout for loans facilitated under our risk-taking model upon borrower’s default.

Our cash and cash equivalents decreased by 33.7% from RMB5,791.3 million as of December 31, 2023 to RMB3,841.3 million as of December 31, 2024, primarily due to increases in equity investments and deposits for business cooperation.

Restricted Cash

Our restricted cash represents cash held by the Consolidated ABFE through segregated bank accounts which is not available to fund our general liquidity needs, guarantee deposits in a restricted bank account, collateral deposit, and frozen funds.

The following table sets forth a breakdown of our restricted cash as of December 31, 2023, 2024 and 2025:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Consolidated ABFE	267,271	108,142	430,085	61,501
Guarantee deposit	—	127,068	73,770	10,549
Collateral deposit	—	—	11,000	1,573
Frozen funds	—	25,063	7,853	1,123
Total restricted cash	267,271	260,273	522,708	74,746

Our restricted cash increased by 100.8% from RMB260.3 million as of December 31, 2024 to RMB522.7 million (US$74.7 million) as of December 31, 2025, primarily due to new investments in Consolidated ABFE.

Our restricted cash decreased by 2.6% from RMB267.3 million as of December 31, 2023 to RMB260.3 million as of December 31, 2024, primarily due to the deployment of restricted cash as loans in the Consolidated ABFE, partially offset by an increase in guarantee deposit.

Contract Assets, Net

Our contract assets represent our rights to payments for services rendered to customers before the payments become due.

Our contract assets decreased by 38.6% from RMB1,008.9 million, net of allowance of RMB117.7 million as of December 31, 2024 to RMB619.3 million (US$88.6 million), net of allowance of RMB163.4 million (US$23.4 million), as of December 31, 2025, primarily due to the decrease in loans volume under which we only provide loan facilitation services.

Our contract assets increased by 3.2% from RMB978.1 million, net of allowance of RMB164.1 million as of December 31, 2023 to RMB1,008.9 million, net of allowance of RMB117.7 million as of December 31, 2024, primarily due to an increase in loans facilitated under our loan facilitation services.

Prepaid Expenses and Other Assets

Our prepaid expenses and other assets primarily include funds receivable from external payment networks, funds receivable for disposal of financing receivables and deposits.

The following table sets forth a breakdown of our prepaid expenses and other assets as of December 31, 2023, 2024 and 2025:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Prepaid Expenses and Other Assets:
Funds receivable from external payment network providers	41,354	38,953	35,375	5,059
Funds receivable for disposal of financing receivables	1,989	1,274	368	53
Prepayment of investment	—	938,516	67,239	9,615
Prepaid expenses	17,247	57,102	141,132	20,182
Deposits	327,987	1,295,010	1,495,610	213,869
Interest receivable	14,905	10,065	2,337	334
Loans to third parties	—	13,777	15,363	2,197
Others	20,139	6,888	18,595	2,658
Total prepaid expenses and other assets	423,621	2,361,585	1,776,019	253,967

Our prepaid expenses and other assets decreased by 24.8% from RMB2,361.6 million as of December 31, 2024 to RMB1,776.0 million (US$254.0 million) as of December 31, 2025, primarily due to a decrease in prepayment of investment.

Our prepaid expenses and other assets increased by 457.5% from RMB423.6 million as of December 31, 2023 to RMB2,361.6 million as of December 31, 2024, primarily due to an increase in prepayment of investment and deposits for business cooperation.

Loans at Fair Value

Loans at fair value represented the fair value of loans invested by the Consolidated ABFE.

Our loans at fair value decreased by 18.7% from RMB421.9 million as of December 31, 2024 to RMB342.9 million (US$49.0 million) as of December 31, 2025, as we do not adopt fair value options for loans invested by newly established trust plans.

Loans at fair value decreased by 37.8% from RMB677.8 million as of December 31, 2023 to RMB421.9 million as of December 31, 2024, primarily due to a decrease in the balance of loans invested by the Consolidated ABFE.

Financing Receivables

Financing receivables mainly represent loans issued by our overseas subsidiary and Consolidated ABFE and lease receivables arising from direct financing leases issued by Yichuang Financial Leasing.

Financing receivables increased by 5,090.9% from RMB17.5 million, net of allowance of RMB119.2 million as of December 31, 2024 to RMB909.2 million (US$130.0 million), net of allowance of RMB363.3 million (US$52.0 million), as of December 31, 2025, primarily due to an increase in self-funded loans.

Financing receivables decreased by 84.9% from RMB116.2 million, net of allowance of RMB51.9 million as of December 31, 2023 to RMB17.5 million, net of allowance of RMB119.2 million, as of December 31, 2024, primarily due to an increase in allowance of self-funded loans.

Financial Investments (formerly known as trading securities, held-to-maturity investments, and other financial investments)

Financial investments primarily include trading securities, debt securities, bank wealth management products and private funds.

Financial investments increased by 10.6% from RMB437.2 million as of December 31, 2024 to RMB483.7 million (US$69.2 million) as of December 31, 2025, primarily due to our diversified investment strategy.

Financial investments decreased by 16.7% from RMB524.6 million as of December 31, 2023 to RMB437.2 million as of December 31, 2024, primarily due to the improved diversification of our investments.

Guarantee liabilities-stand ready

Guarantee liabilities-stand ready represents the transaction fees allocated to guarantee services which will be released to “revenue from guarantee services” over the guarantee term.

Guarantee liabilities-stand ready increased by 63.1% from RMB606.9 million as of December 31, 2024 to RMB989.7 million (US$141.5 million) as of December 31, 2025, primarily due to the growing loan volume facilitated under our risk-taking model.

Guarantee liabilities-stand ready increased by 6794.9% from RMB8.8 million as of December 31, 2023 to RMB606.9 million as of December 31, 2024, primarily due to the growing loan volume facilitated under our risk-taking model.

Guarantee liabilities-contingent

Guarantee liabilities-contingent represents the expected future net-payout for loans facilitated under our risk-taking model upon borrower’s default.

Guarantee liabilities-contingent increasedby124.6% from RMB578.8 million as of December 31, 2024 to RMB1,300.1 million (US$185.9 million) as of December 31, 2025, primarily due to the growing loan volume facilitated under our risk-taking model.

Guarantee liabilities-contingent increased by 1941.5% from RMB28.4 million as of December 31, 2023 to RMB578.8 million as of December 31, 2024, primarily due to the growing loan volume facilitated under our risk-taking model.

Payable to investors of consolidated ABFE

Payable to investors of consolidated ABFE represents the amount payable by the Consolidated ABFE to its investors.

Payable to investors of consolidated ABFE increased by 251.8% from RMB368.0 million as of December 31, 2024 to RMB1,294.8 million (US$185.2 million) as of December 31, 2025, primarily due to the external contribution to our Consolidated ABFE.

Payable to investors of consolidated ABFE decreased by 17.4% from RMB445.8 million as of December 31, 2023 to RMB368.0 million as of December 31, 2024, primarily due to an increase in principals paid to investors of the Consolidated ABFE.

Accrued Expenses and Other Liabilities

Our accrued expenses and other liabilities include primarily accrued payroll and welfare, tax payable, payable to investors and accrued advertisement expenses.

The following table sets forth a breakdown of our accrued expenses and other liabilities as of December 31, 2023, 2024 and 2025:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Accrued Expenses and Other Liabilities:
Accrued payroll and welfare	153,554	206,225	60,718	8,683
Tax payable	931,191	1,152,314	188,472	26,951
Funds collected on behalf of third parties	54,025	32,119	21,263	3,041
Accrued customer incentives	3,263	1,354	25	4
Accrued advertisement expenses	134,601	168,378	72,333	10,343
Payable to investors	145,655	9,828	—	—
Borrowings	—	—	9,091	1,300
Advance payments	—	505	12,910	1,846
Funds pending withdrawal	3,731	7,013	10,072	1,440
Accrued professional fees	4,601	8,131	7,411	1,060
Others	32,748	36,183	22,385	3,201
Total accrued expenses and other liabilities	1,463,369	1,622,050	404,680	57,869

Accrued expenses and other liabilities decreased by 75.1% from RMB1,622.1 million as of December 31, 2024 to RMB404.7 million (US$57.9 million) as of December 31, 2025, primarily due to the decrease in tax payable of Creditease Puhui, which was divested in 2025.

Accrued expenses and other liabilities increased by 10.8% from RMB1,463.4 million as of December 31, 2023 to RMB1,622.1 million as of December 31, 2024, primarily due to an increase in tax payable as a result of the growing difference between accrued taxes with paid taxes.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were a decrease of 0.3% for December 2023, an increase of 0.1% for December 2024, and an increase of 0.8% for December 2025. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

As of December 31, 2025, we had cash and cash equivalents of RMB3,348.1 million (US$478.8 million) as compared to cash and cash equivalents of approximately RMB3,841.3 million as of December 31, 2024. As of December 31, 2025, we had restricted cash of RMB522.7 million (US$74.7 million) as compared to restricted cash of approximately RMB260.3 million as of December 31, 2024. The increase in restricted cash was mainly due to new investments in Consolidated ABFE. As of December 31, 2025, the restricted cash represents cash held by the Consolidated ABFE through segregated bank accounts which is not available to fund our general liquidity needs, guarantee deposits in a restricted bank account, collateral deposit, and frozen funds. Our material unused sources of liquidity include cash balances, unencumbered assets and our ability to sell encumbered assets to raise cash.

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

Our accounts receivable primarily include the commission receivable from insurance brokerage services and loan facilitation service fees receivable from industry partners. As of December 31, 2023, 2024 and 2025, we had accounts receivable of RMB499.0 million, RMB566.5 million and RMB826.1 million (US$118.1 million), respectively. Our accounts receivable increased from 2023 to 2025 was primarily due to the increase in service fees receivable from industry partners driven by the growth in our credit solution services business volume. As of December 31, 2025, we had RMB546.3 million (US$78.1 million) in loan facilitation service fees receivable from industry partners and RMB16.4 million (US$2.3 million) in commission receivable from insurance brokerage services.

Our prepaid expenses and other assets primarily include funds receivable from external payment networks, prepayment of investment, prepaid expenses and deposits, and our accrued expenses and other liabilities include primarily accrued payroll and welfare, tax payable, funds collected on behalf of third parties, accrued advertisement expenses, accrued professional fees, advance payments, funds pending withdrawal and borrowings.

Although we consolidated the results of operations of Yiren Financial Information, the consolidated variable interest entity, we only have access to the cash balances and the future earnings of Yiren Financial Information through our contractual arrangement with it. See “Item 4. Information on the Company—A. History and Development of Our Company.” In addition, although we consolidate the cash flow of the Consolidated ABFE into our cash flow, the cash balance of the Consolidated ABFE is not available to fund our general liquidity needs. For more information about the Consolidated ABFE, please see “Note 2—Summary of Significant Accounting Policies—Basis of Consolidation” appearing in Item 18 of this annual report. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure” below.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	2,171,013	1,424,082	703,623	100,617
Net cash provided by/(used in) investing activities	100,045	(3,113,115)	(1,576,167)	(225,389)
Net cash (used in)/provided by financing activities	(569,278)	(277,226)	662,603	94,751
Effect of foreign exchange rate changes	(3,871)	9,212	(20,782)	(2,972)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,697,909	(1,957,047)	(230,723)	(32,993)
Cash, cash equivalents and restricted cash, beginning of year	4,360,695	6,058,604	4,101,557	586,515
Cash, cash equivalents and restricted cash, end of year	6,058,604	4,101,557	3,870,834	553,522

Operating Activities

Net cash generated from operating activities was RMB703.6 million (US$100.6 million) in 2025. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including provision for contingent liabilities of RMB2,366.3 million (US$338.4 million), allowance for contract assets, receivables and others of RMB899.7 million (US$128.6 million), and certain working capital items, including an decrease in contract assets of RMB142.6 million (US$20.4 million), partially offset by an increase in accounts receivable of RMB394.8 million (US$56.5 million), an increase in guarantee receivable of RMB611.4 million (US$87.4 million), an increase in prepaid expenses and other assets of RMB202.2 million (US$28.9 million), an increase in deferred tax assets of RMB256.7 million (US$36.7 million), an decrease in accrued expenses and other liabilities of RMB152.1 million (US$21.8 million), and a decrease in guarantee liabilities of RMB1,262.2 million (US$180.5 million).

Net cash generated from operating activities was RMB1,424.1 million in 2024. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including provision for contingent liabilities of RMB869.3 million, allowance for contract assets, receivables and others of RMB523.6 million, partially offset by fair value adjustments gain of RMB107.5 million, and certain working capital items, including an increase in guarantee liabilities of RMB279.3 million and an increase in accrued expenses and other liabilities of RMB159.9 million, partially offset by an increase in accounts receivable of RMB175.7 million, an increase in contract assets of RMB265.0 million, an increase in guarantee receivable of RMB537.0 million, and an increase in prepaid expenses and other assets of RMB991.8 million.

Net cash generated from operating activities was RMB2,171.0 million in 2023. The difference between our net income and our net cash provided by operating activities was primarily attributable to certain non-cash items, including allowance for contract assets, receivables and others of RMB261.2 million, and certain working capital items, including a decrease in amounts due from related parties of RMB431.6 million and an increase in accrued expenses and other liabilities of RMB200.0 million, partially offset by an increase in accounts receivable of RMB306.5 million, an increase in contract assets of RMB547.7 million and an increase in prepaid expenses and other assets of RMB168.7 million.

Investing Activities

Net cash used in investing activities was RMB1,576.2 million (US$225.4 million) in 2025, which was primarily attributable to origination of financing receivables of RMB2,242.3 million (US$320.6 million), and purchases of digital assets of RMB381.1 million (US$54.5 million), partially offset by repayments of financing receivables of RMB1,077.8 million (US$154.1 million).

Net cash used in investing activities was RMB3,113.1 million in 2024, which was primarily attributable to prepayment of investment of RMB2,399.2 million and loan to related parties of RMB1,100.0 million.

Net cash provided by investing activities was RMB100.0 million in 2023, which was primarily attributable to collection of principals of loans at fair value of RMB772.4 million and repayments of financing receivables of RMB359.0 million, partially offset by investment in loans at fair value of RMB1,494.1 million.

Financing Activities

Net cash provided by financing activities was RMB662.6 million (US$94.8 million) in 2025, which was mainly attributable to contribution from investors of the consolidated ABFE of RMB1,284.7 million (US$183.7 million).

Net cash used in financing activities was RMB277.2 million in 2024, which was mainly attributable to dividends paid to shareholders of RMB122.3 million.

Net cash used in financing activities was RMB569.3 million in 2023, which was mainly attributable to principal payments of loans from third parties of RMB767.9 million.

Capital Expenditures

We made capital expenditures of RMB4.4 million, RMB9.2 million and RMB25.7 million (US$3.7 million) in 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. We will continue to make capital expenditures to meet the requirements of our business operations.

Holding Company Structure

Yiren Digital Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated variable interest entities in China. If our existing PRC subsidiaries or any newly formed ones incur debts on their own behalf in the future, the instruments governing their debts may restrict their ability to pay dividends to us. In addition, each of our wholly foreign-owned subsidiaries in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital and may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. In 2025, YouRace Hengchuang and Hengyuda distributed cash dividends of RMB400.0 million and RMB84.0 million to YouRace HK, and YouRace HK distributed cash dividends of USD25.0 million to our holding company.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

As of December 31, 2025
RMB (in thousands)
2026	20,319
2027	16,037
2028 and thereafter	4,907
Total lease liabilities	41,263

Our operating lease obligations relate to our leases of office premises. We lease our principal office premises under an operating lease with an expiration date in April 2028. Rental expenses under operating leases for 2023, 2024 and 2025 were RMB19.4 million, RMB19.3 million and RMB18.5million (US$2.6 million), respectively.

Payables to investors related to the Consolidated ABFE have been excluded from the table above. We will make such payments to the investors related to the Consolidated ABFE if and when we receive the related loan payments from borrowers. We do not have any contractual obligations to make such payments out of our own liquidity resources.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

C.	Product Development

We had a dedicated product development team consisting of 36 full-time employees as of December 31, 2025. This team is responsible for developing and implementing new consumer finance products to introduce on to our marketplace.

Our company and the VIEs constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our clients.

From a credit solution services perspective, as we continue to optimize our product offerings, we are developing a more diversified range of credit products tailored to meet the specific needs of our target borrowers and institutional funding partners, all at competitive prices in line with updated regulatory guidelines. As our marketplace grows, we have enhanced our ability to offer risk-based loan pricing. For instance, we have introduced lower-priced loan products and regularly adjust our pricing strategy as we shift towards serving a higher-quality customer segment in response to regulatory directives. Moving forward, we will continue to diversify our product offerings and strengthen synergies across our various business lines.

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

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We first allocate the transaction price to the guarantee liabilities, if any, in accordance with ASC 460, Guarantees, which requires the guarantee to be measured initially at fair value based on the stand ready obligation. The remaining considerations are then allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. We do not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available. As a result, the estimation of standalone selling price involves significant judgments. We use expected cost-plus margin approach to estimate the standalone selling prices of loan facilitation services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors. However, for post-origination services, given the main services are about loan collecting and cash processing, we can refer to other companies performing the same services, therefore a direct observable standalone selling price for similar services in the market is available. We estimate the standalone selling prices of loan facilitation services and post-facilitation services based on historical cost data adjusted by current service patterns such as tenure, which could change with the evolvement of our product mix. There has been no material change to the allocation ratio between the two performance obligations during the year ended December 31, 2025.

The transaction price includes variable consideration in the form of prepayment risk of the borrowers, and we estimate variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. A decrease in the amount of loans to be repaid in advance or an increase in tenure of early repayment would result in a greater amount of total transaction price than initially expected and vice versa. If the estimate of the prepayment rates suffers 0.5 percentage point increase/decrease, it would result in a decrease of RMB16.5 million (US$2.4 million) and an increase of RMB16.5 million (US$2.4 million) for revenue recognized for the year ended December 31, 2025. Revenue recognized for the year ended December 31, 2025 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate and service fee allocation rate was immaterial.

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

As of December 31, 2025, allowance for guarantee receivable and contract assets is RMB252.3 million (US$36.1 million) and RMB163.4 million (US$23.4 million), respectively. If the estimate of the net cumulative expected loss rates suffers 0.5 percentage point increase/decrease, it would result in an increase of RMB23.8 million (US$3.4 million) and a decrease of RMB23.8 million (US$3.4 million) for allowance for guarantee receivable and contract assets.

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

As of December 31, 2025, balance for contingent liabilities was RMB1,300.1 million (US$185.9 million). If the estimate of the net-payout rates suffers 0.5 percentage point increase/decrease, it would result in an increase of RMB119.2 million (US$17.0 million) and a decrease of RMB119.2 million (US$17.0 million) for provision for contingent liabilities.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers*	Age	Position/Title
Ning Tang	52	Executive Chairman and Chief Executive Officer
Tina Ju	61	Director
Jingsheng Huang	68	Director
Sam Hanhui Sun	53	Independent Director
Hao Li	47	Independent Director
Hiu Fung Vincent Pang	56	Independent Director
Shuo Zheng	56	Independent Director
Ka Chun William Hui	50	Chief Financial Officer
Bin Yang	48	Chief Human Resources Officer

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

Ms. Tina Ju has served as our director since January 2015. Ms. Ju is founding managing partner of KPCB China and TDF Capital. She has more than 35 years of experience in venture capital, investment banking and operations. Ms. Ju began her venture capital career in 1999 and co-founded VTDF China in 2000 and KPCB China in 2007. Earlier in her career, Ms. Ju spent 11 years in investment banking at Deutsche Bank as the head of TMT and Transport Asia, Merrill Lynch as head of Asia Technology and Corporate Finance Team, and Goldman Sachs. Ms. Ju currently serves as a director on the board of various private companies. Ms. Ju received a bachelor’s degree in industrial engineering and operations research from UC Berkeley and an MBA from Harvard Business School.

Mr. Jingsheng Huang has served as our director since December 17, 2015. Mr. Huang is a Senior Advisor to CreditEase on impact and private equity investment since January 1, 2020. Prior to that, he was the managing executive director at Harvard Center Shanghai. Mr. Huang has also served as an independent non-executive director of the Board of SOHO China, a company listed on the Hong Kong Stock Exchange, since August 2018. Mr. Huang has served as a non-executive director of Gushengtang, a company listed on the Hong Kong Stock Exchange, since July 2021. Prior to that, he was a partner of TPG Growth and RMB Funds based in Shanghai, China. Before joining TPG, he was a managing director at Bain Capital LLC, where he set up and ran its Shanghai operations. Prior to that, Mr. Huang served multiple positions in the investment industry, including managing director in China at SOFTBANK Asia Infrastructure Fund, partner at SUNeVision Ventures and senior manager of strategic investment at Intel Capital. Before starting his investment career, Mr. Huang was the director of research operations at Gartner Group, a cofounder and vice president of marketing at Mtone Wireless and an English lecturer at Communication University of China. Before joining Harvard, Mr. Huang served as a member of the board of China Venture Capital Association and a deputy chairman of Shanghai Private Equity Association. Mr. Huang served as an independent director of Besunyen Holdings Company Limited, a company listed on the Hong Kong Stock Exchange, until June 2019. Mr. Huang received an M.B.A degree from Harvard Business School, an M.A. from Stanford University and a B.A. from Beijing Foreign Studies University.

Mr. Sam Hanhui Sun has served as our director since December 17, 2015. Mr. Sun currently serves as an independent director and audit committee chair of iQIYI Inc., a Nasdaq-listed company, an independent director and audit committee chair of Antalpha Platform Holding Company, a NASDAQ-listed company, an independent director of YSB Inc., a company listed on the Hong Kong Stock Exchange, and an independent director of JINGDONG Industrials, Inc., a company listed on the Hong Kong Stock Exchange. From January 2010 to September 2015, Mr. Sun assumed a couple of positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq, including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on a Nasdaq-listed company, from 2007 to 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group, including eight years at the Beijing office of KPMG, where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun received a B.E. in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

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

Mr. Ka Chun William Hui has served as our chief financial officer since July 2025. Mr. Hui brings nearly two decades of experience in investment banking and capital markets. He joined CreditEase, Yiren Digital’s parent company, in 2017, focusing on global investment and capital market operation. Prior to that, he held several key roles at leading financial institutions, including Principal of Private Equity at China Minsheng Bank International, Deputy General Manager at CITIC International Asset Management, and positions at New World Development’s Family Office, Deutsche Bank (Hong Kong), and IBM (Canada). Mr. Hui holds a bachelor’s degree in computer engineering and an MBA, both from the University of Toronto.

Ms. Bin Yang has served as our chief human resources officer since 2023. Ms. Yang initially joined the company in 2017 as the head of the human resources department and possesses over 10 years of experience in human resource management. Prior to joining the company, she previously worked at JUPITER, C2MICRO, and 360.

B.	Compensation

In 2025, we paid an aggregate of approximately RMB10.3 million (US$1.5 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For information regarding the share-based incentive awards that we have granted to our officers and directors, please refer to “—Share Incentive Plans.”

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

Share Incentive Plans

We have adopted four share incentive plans, namely, the 2015 Share Incentive Plan, 2017 Share Incentive Plan, 2020 Share Incentive Plan and 2025 Share Incentive Plan, which allow us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. These four plans are referred to as the 2015 Plan, 2017 Plan, 2020 Plan and 2025 Plan, respectively. Pursuant to the 2015 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2015 Plan is 3,939,100 ordinary shares. Pursuant to the 2017 Plan, the maximum aggregate number of shares which may be issued is 6,060,900. Pursuant to the 2020 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2020 Plan is 18,560,000 ordinary shares. Pursuant to the 2025 Plan, the maximum number of shares that may be issued pursuant to all awards under the 2025 Plan is 18,560,000 ordinary shares. As of March 31, 2026, 1,256,170 restricted share units were outstanding under the 2020 Plan.

The following table summarizes, as of March 31, 2026, the outstanding restricted share units that we granted to our current directors and executive officers and to other individuals as a group under our 2020 Plan:

Name	Ordinary Shares Underlying Restricted Share Units	Grant Date
Sam Hanhui Sun	*	July 1, 2023
Hao Li	*	July 1, 2023
Ka Chun William Hui	*	June 1, 2025
Other Individuals as a Group	1,136,730	July 1, 2023, 2024 and 2025, January 1, 2024, 2025 and 2026, and June 1, 2025

*	Less than 1% of our total outstanding ordinary shares.

The following paragraphs summarize the terms of the 2015 Plan, the 2017 Plan, the 2020 Plan and the 2025 Plan:

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

D.	Employees

As of December 31, 2023, 2024 and 2025, our company and the VIEs had a total of 754, 949 and 981 employees, respectively.

The following table sets forth the breakdown of our employees as of December 31, 2025 by function:

	Number of	% of Total
Function
Sales and Marketing	375	38.2
Operations	129	13.2
Technology	266	27.1
Risk Management	52	5.3
General and Administrative	123	12.5
Product Development	36	3.7
Total	981	100.0

As of December 31, 2025, the majority of our employees are based in China.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 174,976,922 ordinary shares outstanding as of March 31, 2026.

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

Ordinary Shares Beneficially Owned as of March 31, 2026
	Number	%†
Directors and Executive Officers**:
Ning Tang(1)	62,230,551	35.6
Tina Ju(2)	—	—
Jingsheng Huang	*	*
Sam Hanhui Sun	—	—
Hao Li	*	*
Hiu Fung Vincent Pang	—	—
Shuo Zheng	—	—
Ka Chun William Hui	*	*
Bin Yang	*	*
All Directors and Executive Officers as a Group	62,607,563	35.8
Principal Shareholder:
CreditEase Holdings (Cayman) Limited(3)	143,421,412	82.0

*	Less than 1% of our total outstanding shares.

**	Except for Ms. Tina Ju, Mr. Jingsheng Huang, Mr. Sam Hanhui Sun, Mr. Hao Li, and Mr. Hiu Fung Vincent Pang, the business address of our directors and executive officers is 28/F, China Merchants Bureau Building, 118 Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China. The business address of Ms. Tina Ju is Level 19, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The business address of Mr. Jingsheng Huang is 505 Winchester St, Newton, MA 02461, USA. The business address of Mr. Sam Hanhui Sun is 64 Donggong Street, Dongcheng District, Beijing 100009, People’s Republic of China. The business address of Mr. Hao Li is Building G2, No. 56 Jianguo Road, Chaoyang District, Beijing 100022, the People’s Republic of China. The business address of Mr. Hiu Fung Vincent Pang is 502, Building 3, Park 1872, Balizhuangbeili, Chaoyang District, Beijing 100025, the People’s Republic of China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2026. The total number of ordinary shares outstanding as of March 31, 2026 is 174,976,922.

(1)	Mr. Ning Tang does not hold any ordinary share in our company directly. Mr. Tang, through a trust controlled by him, holds all equity interest of a British Virgin Islands company, which in turn owns 43.4% of the total outstanding shares of CreditEase, our parent company, on an as-converted basis.

(2)	Ms. Tina Ju is a founding and managing partner of KPCB China, which holds certain equity interest in CreditEase through its affiliated funds.

(3)	CreditEase Holdings (Cayman) Limited is incorporated in the Cayman Islands. CreditEase is owned by Mr. Ning Tang, our executive chairman, and a few investors, including IDG, KPCB China and Morgan Stanley Private Equity Asia, through their respective investment vehicles.

As of March 31, 2026, 28,967,598 of our outstanding ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 16.6% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

On October 31, 2025, we entered into a restructuring agreement with CreditEase and Puxin Hengye Technology Development (Beijing) Co., Ltd. (the “Puxin”) regarding a business restructuring among CreditEase, Puxin and us.

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

Restructuring Agreement

On October 31, 2025, we entered into a restructuring agreement with CreditEase and Puxin. Pursuant to the restructuring agreement, the contractual arrangements by and among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui, including but not limited to the equity interest pledge agreement, the powers of attorney, the exclusive business cooperation agreement, the option agreement and the loan agreement are to be terminated as of the closing, which occurred on October 31, 2025, while Puxin is to enter into the contractual arrangements with CreditEase Puhui and the shareholders of CreditEase Puhui as of the closing.

In consideration of Yiren Digital obtaining requisite corporate approvals and causing the applicable subsidiaries or the consolidated variable interest entities to execute the relevant agreement, CreditEase had paid an aggregate amount equal to RMB35.4 million or equivalent in USD to Yiren Digital.

Transactions with CreditEase Affiliated Entities

Prior to our establishment, our online consumer finance marketplace business was carried out by various subsidiaries and the consolidated variable interest entities of CreditEase, which provided us with origination and servicing, sales and marketing and general and administrative services. Since we completed our carve-out from CreditEase and became a stand-alone company in March 2015, affiliates of CreditEase have continued to provide certain supporting services to us. Expenses of services provided by CreditEase’s affiliates were recorded as service expenses charged by related parties in 2023, 2024 and 2025 based on various agreements that we entered into with relevant affiliates of CreditEase.

As part of a business realignment with CreditEase in 2019, we acquired CreditEase Puhui, an entity managing CreditEase’s national service network. In November 2025, we sold CreditEase Puhui to Puxin Hengye Technology Development (Beijing) Co., Ltd.

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Customers acquisition and referral services	175,471	9,935	13,483	1,928
System support services	72,035	280,141	233,553	33,398
Credit assessment services	118,395	163,589	126,446	18,082
Collection services	29,188	110,383	77,388	11,066
Other services	1,824	1,003	—	—
Total costs and expenses	396,913	565,051	450,870	64,474

Revenue derived from services provided by us to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2023, 2024 and 2025 is recorded as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Customers acquisition and referral services	140,782	32,192	7,610	1,088
Other services	813	—	287	41
Total revenue	141,595	32,192	7,897	1,129

For the years ended December 31, 2023, 2024 and 2025, we provided loans to CreditEase, its subsidiaries and affiliates with an amount of nil, RMB1,100.0 million and nil, respectively. Nil, nil and RMB85.5 million (US$12.2 million) were repaid to us for the years ended December 31, 2023, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, CreditEase, its subsidiaries and affiliates provided loans to us with an amount of nil, nil and nil respectively. RMB195.8 million, nil and nil were repaid by us for the years ended December 31, 2023, 2024 and 2025, respectively.

Contractual Arrangements with the Consolidated Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in production of radio and television programs, the internet culture business and certain value-added telecommunication services such as internet content provision services in China. As a result, we operate our relevant business through contractual arrangements among Hengyuda, our PRC subsidiary, Yiren Financial Information, the consolidated variable interest entity, and the shareholders of Yiren Financial Information. We also operated relevant business through contractual arrangements among YouRace Hengchuang, Hengcheng and the shareholders of Hengcheng, which was terminated on December 31, 2020. We used to have contractual arrangements among YouRace Hengchuang, Tianjin Linyang and the shareholders of Tianjin Linyang, and such contractual arrangements were terminated on December 5, 2022. We also used to have contractual arrangements among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui, which were terminated on October 31, 2025. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Yiren Financial Information.”

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

On July 29, 2017, our board of directors approved a semi-annual dividend policy. Under this policy, semi-annual dividends were set at an amount equivalent to approximately 15% of our anticipated net income after tax in each half year commencing from the second half of 2017. In August 2018, our board of directors decided to temporarily suspend the semi-annual dividend policy in consideration of a challenging market environment with business uncertainties. On August 14, 2024, our board of directors approved an amended dividend policy, under which semi-annual dividends are set at an amount equivalent to no less than 10% of our anticipated net income after tax in each half year commencing from the first half of 2024. The determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors that the board may deem appropriate. On October 15, 2024, our board of directors paid a cash dividend of US$0.1 per ordinary share of our company (or US$0.2 per ADS) to holders of our company’s ordinary shares of record as of the close of business on September 30, 2024. On May 9, 2025, our board of directors paid a cash dividend of US$0.11 per ordinary share of our company (or US$0.22 per ADS) to holders of our company’s ordinary shares of record as of the close of business on April 30, 2025. On October 13, 2025, our board of directors paid a cash dividend of US$0.11 per ordinary share of our company (or US$0.22 per ADS) to holders of our company’s ordinary shares of record as of the close of business on September 30, 2025.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges, special resolutions of our shareholders, and a list of the names of our current directors upon a payment made to the Cayman Registrar). However, we will provide our shareholders with annual audited financial statements.

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

Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we conduct the business operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon our analysis of the nature and composition of our income and assets, the value of our assets (in particular the retention of a substantial amount of cash), activities and market capitalization, we believe that we may be or may have been a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2025.However, the determination of whether or not we are a PFIC is a fact-intensive determination made on an annual basis and because the applicable law is subject to varying interpretations, we cannot provide any assurance regarding our PFIC status and our United States counsel expresses no opinion with respect to our PFIC status for any taxable year. Furthermore, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. No ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. Accordingly, we cannot provide any assurances regarding our PFIC status for the current or future taxable years.

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

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our reporting currency was the U.S. dollar prior to April 1, 2016. In our consolidated financial statements prepared before April 1, 2016, our financial information that used RMB as the functional currency had been translated into U.S. dollars. Effective from April 1, 2016, we changed our reporting currency from the U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of a loss of RMB1.9 million, a gain of RMB22.1 million and a loss of RMB40.7 million (US$5.8 million) in 2023, 2024 and 2025, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was a decrease of 0.3% for December 2023, an increase of 0.1% for December 2024, and an increase of 0.8% for December 2025. Although our company and the VIEs have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time. For the year ended December 31, 2025, we received US$105 thousand reimbursement from the depositary.

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

For the period from December 17, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2025, we used US$24.3 million in the net proceeds from our initial public offering for repurchasing ADSs from the open market.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, including designing, implementing and maintaining internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2024	2025
	RMB	RMB
	(in thousands)
Audit fees	11,513	14,303

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

The table below sets forth a summary of the ADSs repurchased by us in 2025 pursuant to the 2022 Share Repurchase Program:

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan (US$)
June	5,228	5.9431	5,228	2,109,722
Total	5,228	5.9431	5,228	2,109,722

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. As of March 31, 2026, CreditEase held more than 50% of our total voting power. As a result, we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors.

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

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)
2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)
2.3	Deposit Agreement dated December 18, 2015 among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8, as amended (File No. 333-212056) filed with the Securities and Exchange Commission on June 16, 2016)
2.4	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2020)
4.1	2015 Share Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)
4.2	2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-219404), filed with the Securities and Exchange Commission on July 21, 2017)
4.3	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-248640), filed with the Securities and Exchange Commission on September 8, 2020)
4.4	2025 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-293960), filed with the Securities and Exchange Commission on March 3, 2026)
4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)
4.6	Form of Director Agreement between the Registrant and its independent directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)
4.7	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)
4.8	Master Transaction Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated November 9, 2015 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

Exhibit Number	Description of Document
4.9	Amended and Restated Transitional Services Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated March 25, 2019 (incorporated herein by reference to Exhibit 4.7 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)
4.10	Amended and Restated Cooperation Framework Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated March 25, 2019 (incorporated herein by reference to Exhibit 4.9 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)
4.11	Amended and Restated Intellectual Property License Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated March 25, 2019 (incorporated herein by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)
4.12	Restructuring Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated December 31, 2020 (incorporated herein by reference to Exhibit 4.11 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)
4.13	Second Amended and Restated Non-competition Agreement between CreditEase Holdings (Cayman) Limited and the Registrant dated December 31, 2020 (incorporated herein by reference to Exhibit 4.12 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)
4.14	Amended and Restated Loan Agreements, dated July 12, 2024, between Hengyuda and the shareholders of Yiren Financial Information (incorporated herein by reference to Exhibit 4.13 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 28, 2025)
4.15	Amended and Restated Equity Interest Pledge Agreements, dated July 12, 2024, among Hengyuda, Yiren Financial Information and the shareholders of Yiren Financial Information (incorporated herein by reference to Exhibit 4.14 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 28, 2025)
4.16	Powers of Attorney granted to Hengyuda by the shareholders of Yiren Financial Information, dated July 12, 2024 (incorporated herein by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 28, 2025)
4.17	Exclusive Business Cooperation Agreement between Hengyuda and Yiren Financial Information dated October 13, 2016 (incorporated herein by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 24, 2017)
4.18	Amended and Restated Exclusive Option Agreements, dated July 12, 2024, among Hengyuda, Yiren Financial Information and the shareholders of Yiren Financial Information (incorporated herein by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 28, 2025)
4.19	Loan Agreements, dated October 27, 2020, between YouRace Hengchuang and the shareholders of CreditEase Puhui (incorporated herein by reference to Exhibit 4.23 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)
4.20	Equity Interest Pledge Agreements, dated October 27, 2020, among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui (incorporated herein by reference to Exhibit 4.24 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)
4.21	Powers of Attorney granted to YouRace Hengchuang by the shareholders of CreditEase Puhui, dated October 27, 2020 (incorporated herein by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)
4.22	Exclusive Business Cooperation Agreement, dated October 27, 2020, between YouRace Hengchuang and CreditEase Puhui (incorporated herein by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)
4.23	Exclusive Option Agreements, dated October 27, 2020, among YouRace Hengchuang, CreditEase Puhui and the shareholders of CreditEase Puhui (incorporated herein by reference to Exhibit 4.27 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2021)

Exhibit Number	Description of Document
4.24	Share Subscription Agreement between the Registrant and CreditEase Holdings (Cayman) Limited dated March 25, 2019 (incorporated herein by reference to Exhibit 4.34 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 29, 2019)
4.25	English translation of Equity Transfer Agreement dated June 27, 2023 (incorporated herein by reference to Exhibit 99.2 to the Registrant’s current report on Form 6-K (File No. 001-37657), filed with the Securities and Exchange Commission on June 27, 2023)
8.1*	List of Subsidiaries and Consolidated Variable Interest Entities
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on April 28, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Wei, Wei & Co., LLP
97.1	Incentive Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the Registrant’s annual report on Form 20-F (File No. 001-37657), filed with the Securities and Exchange Commission on May 15, 2024)
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

*	Filed herewith

**	Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yiren Digital Ltd.

By:	/s/ Ning Tang
Name:	Ning Tang
Title:	Executive Chairman of the Board of Directors and Chief Executive Officer

Date: April 29, 2026

YIREN DIGITAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Yiren Digital Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yiren Digital Ltd., and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter Description

Stand-alone selling price of the guarantee service revenue

As described in Note 2, the Company provides guarantee service for certain loans it facilitates and recorded revenue of approximately RMB1,705,985,000. As further described in Note 2, guarantee receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by the Company to issue the same guarantee service in a standalone arm's-length transaction. The stand-alone selling price of the guarantee service is evaluated based on the expected net payouts.

The principal considerations for our determination that performing procedures relating to the stand-alone selling price of the guarantee service is a critical audit matter are the significant judgment made and estimation used by management when determining the markup margin, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

How the Critical Audit Matters Were Addressed in the Audit

Our audit procedures related to the stand-alone selling price of the guarantee service revenue included the following:

●	Obtained understanding of the design of controls over the estimation of the stand-alone selling price of the guarantee service, including management’s controls accuracy and completeness of the historical delinquency and collection data at individual loan level used in the estimation process. With the assistance of our IT team, tested the effectiveness of key controls in system development management, system change management, information security management and operation and maintenance management of the Company’s respective systems.

●	Evaluated the relevance of and directly tested accuracy and completeness of historical delinquency and collection data at individual loan level used in the estimation of the stand-alone selling price.

●	Independently obtained observable data from relevant peer comparative groups to evaluate reasonableness of expected net payouts.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2022.

Flushing, New York

April 29, 2026

YIREN DIGITAL LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets including amounts of the consolidated variable interest entities (the “VIEs”) and consolidated assets backed financing entities (“ABFE”) (Note 2):
Cash and cash equivalents	3,841,284	3,348,126	478,776
Restricted cash	260,273	522,708	74,746
Accounts receivable (net of allowance of RMB154,925 and RMB148,880 as of December 31, 2024 and 2025, respectively)	566,541	826,141	118,137
Guarantee receivable (net of allowance of RMB63,659 and RMB252,321 as of December 31, 2024 and 2025, respectively)	474,132	832,905	119,104
Contract assets, net (net of allowance of RMB117,716 and RMB163,383 as of December 31, 2024 and 2025, respectively)	1,008,920	619,291	88,557
Contract cost	294	4,287	613
Prepaid expenses and other assets	2,361,585	1,776,019	253,967
Loans at fair value	421,922	342,895	49,033
Financing receivables (net of allowance of RMB119,185 and RMB363,322 as of December 31, 2024 and 2025, respectively)	17,515	909,182	130,011
Amounts due from related parties	3,387,952	2,974,080	425,288
Financial investments*	437,203	483,700	69,168
Equity Investments	9,239	11,528	1,649
Property, equipment and software, net	78,678	50,403	7,208
Digital assets	—	391,267	55,950
Deferred tax assets	77,463	325,094	46,488
Right-of-use assets	39,695	37,329	5,338

Total assets	12,982,696	13,454,955	1,924,033
Liabilities including amounts of the consolidated VIEs and the consolidated ABFE without recourse to the Company (Note 2):
Accounts payable	43,167	79,630	11,387
Amounts due to related parties	129,629	44,179	6,317
Guarantee liabilities-stand ready	606,886	989,701	141,525
Guarantee liabilities-contingent	578,797	1,300,097	185,911
Deferred revenue	9,479	227	33
Payable to investors of the consolidated ABFE	368,022	1,294,792	185,153
Accrued expenses and other liabilities	1,622,050	404,680	57,869
Deferred tax liabilities	41,471	29,854	4,269
Lease liabilities	40,765	39,758	5,685

Total liabilities	3,440,266	4,182,918	598,149

Commitments and Contingencies (Note 25)

Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 202,877,426 and 204,962,934 shares issued as of December 31, 2024 and 2025, respectively; 172,605,774 and 174,680,826 shares outstanding as of December 31, 2024 and 2025, respectively)	132	133	19
Treasury stock (11,711,652 and 11,722,108 shares as of December 31, 2024 and 2025, respectively)	(170,463)	(170,686)	(24,408)
Additional paid-in capital	5,198,457	5,239,550	749,246
Accumulated other comprehensive income	79,268	(2,517)	(360)
Retained earnings	4,435,036	4,205,557	601,387

Total equity	9,542,430	9,272,037	1,325,884

Total liabilities and equity	12,982,696	13,454,955	1,924,033

*	The Group reclassified “Trading securities”, “Held-to-maturity investments” and “Other financial investments” to “Financial investments”. The group’s underlying accounting policies for these investments remain unchanged, refer to Note 2 for further details.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB141,595, RMB32,192 and RMB7,897 for the years ended December 31,2023, 2024 and 2025, respectively)	4,895,633	5,805,901	5,719,220	817,838

Operating costs and expenses:
Sales and marketing (including expenses from related parties of RMB24, nil and RMB9,005 for the years ended December 31, 2023, 2024 and 2025, respectively)	(656,603)	(1,196,429)	(1,159,934)	(165,868)
Origination, servicing and other operating costs (including costs from related parties of RMB324,854, RMB283,907 and RMB208,313 for the years ended December 31, 2023, 2024 and 2025, respectively)	(976,172)	(882,957)	(786,386)	(112,452)
Research and development (including expenses from related parties of RMB52,468, RMB252,802 and RMB208,227 for the years ended December 31, 2023, 2024 and 2025, respectively)	(148,754)	(411,876)	(406,567)	(58,138)
General and administrative (including expenses from related parties of RMB19,567, RMB27,339 and RMB25,325 for the years ended December 31, 2023, 2024 and 2025, respectively)	(231,135)	(274,673)	(322,091)	(46,059)
Allowance for contract assets, receivables and others	(261,152)	(523,622)	(899,656)	(128,649)
Provision for contingent liabilities	(27,035)	(869,280)	(2,366,344)	(338,383)
Total operating costs and expenses	(2,300,851)	(4,158,837)	(5,940,978)	(849,549)

Investment income *	18,862	26,341	7,819	1,118
Interest income, net (including income from related parties of RMB6,937, RMB17,383 and RMB39,907 for the years ended December 31, 2023, 2024 and 2025, respectively)	61,887	79,136	78,722	11,257
Fair value adjustments (loss)/gain	(50,171)	107,532	68,977	9,864
Other income, net (including expenses from related parties of nil, RMB1,003 and nil for the years ended December 31, 2023, 2024 and 2025, respectively)	20,000	1,848	28,223	4,036

Total other income, net	50,578	214,857	183,741	26,275

Income/(loss) before provision for income taxes	2,645,360	1,861,921	(38,017)	(5,436)
Share of results of equity investees	—	(440)	(4,560)	(652)
Income tax (expenses)/benefit	(565,163)	(279,182)	97,107	13,886

Net income	2,080,197	1,582,299	54,530	7,798

Basic net income per share	11.7692	9.1327	0.3142	0.0449

Weighted average number of ordinary shares outstanding, basic	176,749,706	173,256,348	173,575,410	173,575,410

Diluted net income per share	11.6415	9.0566	0.3122	0.0446

Weighted average number of ordinary shares outstanding, diluted	178,688,319	174,711,569	174,684,691	174,684,691

*	Due to the expansion in the types of the Company’s investments, investment income has been separately presented, split out from the original interest income, to reflect the realized gains from the Company’s financial investments, and historical periods have been restated to enhance investors’ comprehension of the Company’s financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net income	2,080,197	1,582,299	54,530	7,798

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment	(1,909)	22,142	(40,669)	(5,816)
Unrealized gain/(loss) on other financial investments	17,813	33,457	(41,116)	(5,880)

Comprehensive income/(loss)	2,096,101	1,637,898	(27,255)	(3,898)

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except for share and per share data, or otherwise noted)

							Accumulated	(Accumulated
	Ordinary shares			Treasury stock		Additional	other	deficit)/
	Issued	Outstanding				paid-in	comprehensive	Retained	Total
	shares	shares	Amount	Shares	Amount	capital	Income/(loss)	earnings	equity/(deficit)
			RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	199,299,342	178,577,768	129	2,161,574	(46,734)	5,160,783	7,765	908,870	6,030,813

Share-based awards provided to employees	869,556	869,556	1	—	—	6,751	—	—	6,752
Share-based awards provided to employees of consolidated group of CreditEase	479,542	479,542	—	—	—	3,698	—	(3,698)	—
Repurchase of ordinary shares	—	(5,219,898)	—	5,219,898	(48,117)	—	—	—	(48,117)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,909)	—	(1,909)
Unrealized gains on other financial investments	—	—	—	—	—	—	17,813	—	17,813
Net income	—	—	—	—	—	—	—	2,080,197	2,080,197

Balance as of December 31, 2023	200,648,440	174,706,968	130	7,381,472	(94,851)	5,171,232	23,669	2,985,369	8,085,549

Share-based awards provided to employees	1,443,550	1,443,550	1	—	—	16,927	—	—	16,928
Share-based awards provided to employees of consolidated group of CreditEase	785,436	785,436	1	—	—	10,298	—	(10,299)	—
Dividends paid to shareholders	—	—	—	—	—	—	—	(122,333)	(122,333)
Repurchase of ordinary shares	—	(4,330,180)	—	4,330,180	(75,612)	—	—	—	(75,612)
Foreign currency translation adjustments	—	—	—	—	—	—	22,142	—	22,142
Unrealized gains on other financial investments	—	—	—	—	—	—	33,457	—	33,457
Net income	—	—	—	—	—	—	—	1,582,299	1,582,299

Balance as of December 31, 2024	202,877,426	172,605,774	132	11,711,652	(170,463)	5,198,457	79,268	4,435,036	9,542,430

Share-based awards provided to employees	1,528,388	1,528,388	1		—	30,219	—	—	30,220
Share-based awards provided to employees of consolidated group of CreditEase	557,120	557,120	—		—	10,874	—	(10,874)	—
Dividends paid to shareholders	—	—	—		—	—	—	(273,135)	(273,135)
Repurchase of ordinary shares	—	(10,456)	—	10,456	(223)	—	—	—	(223)
Foreign currency translation adjustments	—	—	—		—	—	(40,669)	—	(40,669)
Unrealized losses on other financial investments	—	—	—		—	—	(41,116)	—	(41,116)
Net income	—	—	—		—	—	—	54,530	54,530

Balance as of December 31, 2025	204,962,934	174,680,826	133	11,722,108	(170,686)	5,239,550	(2,517)	4,205,557	9,272,037

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net income	2,080,197	1,582,299	54,530	7,798
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,116	8,893	12,950	1,852
Amortization of right-of-use assets	18,325	19,394	17,642	2,523
Disposal of property, equipment and software	(133)	(9)	(9)	(1)
Fair value adjustments (gain)/loss	50,171	(107,532)	(68,977)	(9,864)
Share-based compensation	6,752	16,928	30,220	4,321
Provision for contingent liabilities	27,035	869,280	2,366,344	338,383
Allowance for contract assets, receivables and others	261,152	523,622	899,656	128,649
Disposal expense	—	(43)	—	—
Loss/(gain) related to investments	13,900	(2,381)	(1,023)	(146)
Changes in operating assets and liabilities
Accounts receivable	(306,504)	(175,723)	(394,839)	(56,461)
Contract assets	(547,738)	(264,990)	142,647	20,398
Guarantee receivable	131	(537,027)	(611,381)	(87,426)
Contract cost	755	(262)	(3,993)	(571)
Prepaid expenses and other assets	(168,728)	(991,763)	(202,228)	(28,918)
Change in the consolidated ABFE related assets/liabilities	52,356	77,347	55,528	7,940
Financing receivables	50,401	4,336	6,379	912
Amounts due from/to related parties	431,628	98,961	56,560	8,088
Deferred tax assets/liabilities	53,108	(85,446)	(256,685)	(36,706)
Accounts payable	16,759	12,264	40,318	5,765
Guarantee liabilities	(44,783)	279,250	(1,262,229)	(180,496)
Deferred revenue	(11,496)	(44,565)	(9,252)	(1,323)
Accrued expenses and other liabilities	199,989	159,903	(152,128)	(21,754)
Lease liabilities	(19,380)	(18,654)	(16,407)	(2,346)

Net cash provided by operating activities	2,171,013	1,424,082	703,623	100,617

Cash Flows from Investing Activities:
Purchase of property, equipment and software	(4,444)	(9,189)	(25,744)	(3,681)
Disposal of property, equipment and software	133	10	9	1
Purchase of financial investments	(14,570,930)	(10,442,048)	(363,881)	(52,034)
Disposal of financial investments	15,023,653	10,583,861	284,226	40,644
Acquisition of subsidiaries	(5,051)	—	(225)	(32)
Disposal of subsidiaries	—	820	6,633	949
Prepayment of investment	—	(2,399,163)	(68,775)	(9,835)
Investment in loans at fair value	(1,494,096)	(1,246,178)	(1,130,701)	(161,688)
Purchase of equity investments	—	(9,634)	(6,895)	(986)
Collection of principal of loans at fair value	772,398	1,526,676	1,193,926	170,729
Disposal of financing receivables	63,392	1,980	—	—
Loan to related parties	—	(1,100,000)	—	—
Collection of principal of loans to related parties	—	—	85,500	12,226
Loans to non-related parties	—	(14,292)	(15,453)	(2,210)
Collection of principal of loans to non-related parties	—	—	10,781	1,542
Origination of financing receivables	(44,017)	(251,665)	(2,242,284)	(320,643)
Repayments of financing receivables	359,007	245,707	1,077,840	154,129
Purchase of digital assets	—	—	(381,124)	(54,500)

Net cash provided by/(used in) investing activities	100,045	(3,113,115)	(1,576,167)	(225,389)

Cash Flows from Financing Activities:
Principal payments to the consolidated ABFE	(7,461)	(291,781)	(358,132)	(51,212)
Contribution from investors of the consolidated ABFE	450,000	212,500	1,284,749	183,717
Dividends paid to shareholders	—	(122,333)	(273,135)	(39,058)
Principal payments of loans from related parties	(195,800)	—	—	—
Loans from non-related parties	—	—	9,344	1,336
Repayment of loan to non-related parties	(767,900)	—	—	—
Repurchase of ordinary shares	(48,117)	(75,612)	(223)	(32)

Net cash (used in)/provided by financing activities	(569,278)	(277,226)	662,603	94,751

Effect of foreign exchange rate changes	(3,871)	9,212	(20,782)	(2,972)

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,697,909	(1,957,047)	(230,723)	(32,993)
Cash, cash equivalents and restricted cash, beginning of year	4,360,695	6,058,604	4,101,557	586,515

Cash, cash equivalents and restricted cash, end of year	6,058,604	4,101,557	3,870,834	553,522

Supplemental disclosures of cash flow information:
Cash paid for income taxes*	165,176	140,085	264,377	37,805
Cash paid for interest	62,533	—	190	27

Reconciliation to amounts on the consolidated balance sheets:
Cash and cash equivalents	5,791,333	3,841,284	3,348,126	478,776
Restricted cash	267,271	260,273	522,708	74,746
Total cash, cash equivalents, and restricted cash	6,058,604	4,101,557	3,870,834	553,522

*	For the year ended December 31, 2025, income taxes paid amounted to RMB264,377 in the mainland of the PRC , and nil in jurisdictions outside the mainland of the PRC.

The accompanying notes are an integral part of these consolidated financial statements.

YIREN DIGITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Yiren Digital Ltd. (the “Company” or “Yiren Digital” or the “Parent Company”) was incorporated under the laws of the Cayman Islands in September 2014 by CreditEase Holdings (Cayman) Limited (“CreditEase”). The Company, its subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries (collectively referred to as the “Group”) have been operating an AI-powered Fintech platform specializing in digital consumer lending, insurance and financial technology innovation across China and global markets.

The Group started its online consumer finance marketplace business in March 2012 as a business unit under the Group’s parent company, CreditEase, which remains the Group’s parent company and controlling shareholder. CreditEase incorporated the Company in the Cayman Islands to be the Group’s holding company in September 2014. Following the incorporation of the Company as the Group’s holding company, the Group commenced the establishment of its main subsidiaries in sequence:The Company established a wholly owned subsidiary in Hong Kong, YouRace Digital Holdings HK Limited (formerly known as Yiren Digital Hong Kong Limited), or YouRace HK, in October 2014, and YouRace HK further established YouRace Hengchuang Technology Development (Beijing) Co., Ltd. (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd.), or YouRace Hengchuang, its wholly owned subsidiary in China, in January 2015. YouRace HK further established Chongqing Hengyuda Technology Co., Ltd., or Hengyuda, its wholly owned subsidiary in China, in March 2016. In August 2017, YouRace Hengchuang established Xiangyu Safety Technology Service (Beijing) Co., Ltd. (formerly known as Yiren Information Consulting (Beijing) Co., Ltd., “Xiangyu Safety”), a wholly owned subsidiary in the PRC. In July 2024, YouRace Hengchuang and Hengyuda respectively established Beihai Hengze Innovation Technology Co., Ltd. (“Hengze Innovation”) and Beihai Youjia Innovation Technology Co., Ltd. (“Youjia Innovation”), which are engaged in providing technology support to the Group.

In 2019, the Group conducted a business realignment with CreditEase, pursuant to which it assumed certain businesses from CreditEase and its affiliates, including an online wealth management business targeting the mass affluent, unsecured and secured consumer lending, financial leasing, small and medium enterprise (“SME”) lending, and other related services and businesses. After the business realignment, the Group continued to receive certain business consulting and other support services from CreditEase.

As part of the 2019 business realignment, the Group entered into a series of contractual arrangements with CreditEase Puhui Information Consultant (Beijing) Co., Ltd. (“CreditEase Puhui”) and CreditEase Huimin Investment Management (Beijing) Co., Ltd. (“Huimin”) in March 2019 and commenced consolidating their financial results. In December 2019, the Group sold Huimin to a subsidiary of CreditEase.

As part of the 2019 business realignment with CreditEase, the Group acquired Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. (“Dekai Yichuang”) from CreditEase in May 2019, through which it gained control of Haijin Yichuang Financial Leasing Co., Ltd. (“Yichuang Financial Leasing”) and Hainan Haijin Yichuang Micro-lending Co., Ltd. (“Yichuang Micro-lending”). In November 2025, the Group sold Yichuang Financial Leasing to a third-party company.

In April 2020, the Group, through Yiren Financial Information Service (Beijing) Co., Ltd.(“Yiren Financial Information”), acquired Hexiang Insurance Brokerage Co. Ltd. (“Hexiang Insurance”) together with its shareholders and wholly owned subsidiary. Since then, Hexiang Insurance has been undertaking the Group’s insurance brokerage business.

On December 31, 2020, the Group completed a business restructuring, pursuant to which it disposed of its online consumer lending platform that relied on individual investors as the funding source to CreditEase. Since the completion of such restructuring, the Group’s funding has been provided solely by institutional funding partners.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

As the PRC laws and regulations prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required, the Company, via its wholly-owned subsidiaries in the PRC, YouRace Hengchuang and Hengyuda, entered into a series of agreements with Yiren Financial Information and CreditEase Puhui and their shareholders. Consequently, YouRace Hengchuang and Hengyuda became the primary beneficiary of Yiren Financial Information and CreditEase Puhui and consolidate Yiren Financial Information, CreditEase Puhui and their subsidiaries (see VIE arrangements in Note 2). Since the Group terminated its offline customer acquisition business in 2022, it sold CreditEase Puhui and its subsidiary Tianjin Linyang Information and Technology Co., Ltd. (“Tianjin Linyang”) to Puxin Hengye Technology Development (Beijing) Co., Ltd. (“Puxin”), a subsidiary of CreditEase, in November 2025.

As of December 31, 2025 the Company’s principal subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries are as follows:

	Date of	Place of	Percentage
	incorporation/	incorporation/	of legal
	establishment	establishment	ownership	Principal activities
Wholly owned subsidiaries

YouRace HK	October 8, 2014	Hong Kong	100%	Investment holding

YouRace Hengchuang	January 8, 2015	PRC	100%	Provision of consultancy service, information technology support and technology-enabled borrower acquisition and facilitation services

Hengyuda	March 21, 2016	PRC	100%	Provision of services relating to IT, system maintenance and customer support

Xiangyu Safety	August 10, 2017	PRC	100%	Provision of borrower acquisition and referral services to institutional funding providers

Chongqing Hengfengyi Technology Co., Ltd. (“Hengfengyi”)	September 11, 2023	PRC	100%	Provision of consultancy service, information technology support and system maintenance services

Hengze Innovation	July 12, 2024	PRC	100%	Provision of information technology support

Youjia Innovation	July 17, 2024	PRC	100%	Provision of information technology support

Variable interest entities and its subsidiaries

Yiren Financial Information	October 13, 2016	PRC		Provision of membership services

Yichuang Financial Leasing	March 22, 2017	PRC		Provision of services for financing lease business

Hexiang Insurance	September 28, 2011	PRC		Provision of services for insurance brokerage business

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

VIEs

The VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates parts of its business through its VIEs. The Company through its wholly owned subsidiaries (Foreign Owned Subsidiaries, the “FOS”) located in the PRC entered into a series of contractual agreements with the VIEs and their shareholders. Through the contractual agreements below, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

As of December 31, 2024, the Group’s principal VIEs material to its business and operations were Hexiang Insurance, Yiren Financial Information and CreditEase Puhui. As of December 31, 2025, the principal VIEs were Hexiang Insurance and Yiren Financial Information. The Group completed the disposal of CreditEase Puhui and its subsidiary to Puxin, a subsidiary of CreditEase, in November 2025, with all legacy business fully transferred to Yourace Hengchuang.

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

●	Agreements that provide the FOS effective control over the VIEs

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

●	Agreements that transfer economic benefits to the FOS

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Basis of consolidation — continued

VIEs — continued

Risks in relation to the VIE structure — continued

The following financial statement amounts and balances of the consolidated VIEs and the consolidated VIEs’ subsidiaries were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Assets
Cash and cash equivalents	1,157,943	960,865
Restricted cash	25,063	136
Accounts receivable	53,823	17,198
Contract assets, net	127,767	29,113
Contract cost	1	—
Prepaid expenses and other assets	29,173	28,767
Financing receivables	3,439	6,247
Amounts due from related parties	380,407	12,226
Financial investments	77,426	—
Property, equipment and software, net	59,283	20,936
Deferred tax assets	77,463	4
Right-of-use assets	4,105	2,950

Total assets	1,995,893	1,078,442

Liabilities
Accounts payable	12,462	34,113
Amounts due to related parties	129	839
Deferred revenue	114	—
Accrued expenses and other liabilities	1,080,562	34,000
Deferred tax liabilities	8,655	11,310
Lease liabilities	3,502	2,916

Total liabilities	1,105,424	83,178

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenue	1,623,596	1,954,557	826,359
Net income/(loss)	351,373	1,193,627	(660,192)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash provided by/(used in) operating activities	1,013,875	1,173,942	(1,080,780)
Net cash provided by investing activities	906,485	54,683	59,012
Net cash used in financing activities	(963,700)	—	—

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

VIEs — continued

Risks in relation to the VIE structure — continued

In accordance with the VIE contractual arrangements, the FOS have the power to direct activities of the VIEs, and can have assets transferred out of the VIEs. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of restricted net assets.

Consolidated ABFE

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Consolidated ABFE — continued

The following financial statement amounts and balances of the consolidated ABFE were included in the consolidated financial statements after elimination of intercompany transactions and balances:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Assets
Restricted cash	108,142	430,085
Prepaid expenses and other assets	10,318	16,557
Loans at fair value	382,058	321,153
Financing receivables	—	902,462
Financial investments	6,587	19,460

Total assets	507,105	1,689,717

Liabilities
Accounts payable	649	3,265
Payable to investors of the consolidated ABFE	368,022	1,294,792
Accrued expenses and other liabilities	107	6,067

Total liabilities	368,778	1,304,124

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenue	—	—	101,979
Net (loss)/income	(68,024)	66,603	(66,883)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash provided by operating activities	211,185	299,841	127,106
Net cash used in investing activities	(900,142)	(329,459)	(1,045,928)
Net cash provided by/(used in) financing activities	818,305	(79,281)	926,618

All assets of the consolidated ABFE are collateral for the consolidated ABFE’s obligations and can only be used to settle the consolidated ABFE’s obligations.

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates are used for, but not limited to, revenue recognition and its related accounts, allowance for accounts receivable and contract assets, allowance for financing receivable, guarantee liabilities, fair value measurement of loans at fair value, payable to investors of the consolidated ABFE (for the ABFE established prior to 2025), other financial investments, depreciable lives of property, equipment and software, the discount rate for leases, and share-based compensation. Actual results may differ materially from those estimates.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue

The majority of the Group’s revenue for the years ended December 31, 2023, 2024 and 2025 were generated from the PRC. The following table illustrates the disaggregation of revenue in 2023, 2024 and 2025 under Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers”.

		2023	2024	2025
		RMB	RMB	RMB
Credit solution business:
Loan facilitation services	At a point in time	2,240,852	2,721,389	2,234,571
Post-origination services	Overtime	17,203	5,957	7,255
Guarantee services	Overtime	50,865	429,299	1,705,985
Financing services	Overtime	55,974	93,239	243,099
Network and marketing services	At a point in time	120,216	205,187	600,836
Technology services	At a point in time	18,682	15,142	246,867
Others	At a point in time	11,327	2,896	1,413
Subtotal		2,515,119	3,473,109	5,040,026
Insurance brokerage business:
Insurance brokerage services	At a point in time	963,822	408,369	297,593
Subtotal		963,822	408,369	297,593
Others:
Electronic commerce services	At a point in time/ Overtime	1,267,104	1,865,621	324,996
Network and marketing services	At a point in time	132,803	35,927	35,441
Technology services	At a point in time	11,420	18,428	9,456
Others	At a point in time	5,365	4,447	11,708
Subtotal		1,416,692	1,924,423	381,601
Total net revenue		4,895,633	5,805,901	5,719,220

Total revenue recognized at a point in time is RMB3,948 million, RMB3,991 million and RMB3,548 million for the years ended December 31, 2023, 2024 and 2025. Total revenue recognized over time is RMB948 million, RMB1,815 million and RMB2,171 million for the years ended December 31, 2023, 2024 and 2025.

(a)	Credit solution business :

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Remaining performance obligations represents the amount of the transaction price for which services have not been performed under post-origination services. The Group collects service fees monthly.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Revenue from loan facilitation, post-origination and guarantee services — continued

The aggregate amounts of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination services were RMB3.4 million and RMB29 as of December 31, 2024 and 2025, respectively, among which approximately 100% and 100% of the remaining performance obligations will be recognized over the following 12 months, respectively and with the remainder recognized thereafter.

Revenue recognized for year ended December 31, 2023, 2024 and 2025 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated prepayment rate and service fee allocation rate was immaterial.

Revenue from financing services

The Group provides loans through its subsidiaries and consolidated ABFE. The interest rate charged to the borrowers is fixed. The Group recognized revenue under “revenue from financing services” for the fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method.

Revenue from network and marketing services

The Group derives network and marketing service fees from intelligent marketing and referral arrangements with third-party partner institutions in relation to borrowers on our platform. Specifically, the Group refers our borrowers to third-party platforms that may provide loan disbursement or a broader range of financial and non-financial services, and earn a fixed rate of referral fees upon specified actions by such customers on these platforms, including but not limited to clicking, registration, consumption, or acceptance by other funding or service providers. For the years ended December 31, 2023, 2024 and 2025, RMB120,216, RMB205,187 and RMB600,836 were generated from the referral service, respectively.

Revenue from technology services

The Group earns technology service fees from the provision of credit solution-related technological capabilities to third-party companies. These services include licensing the use of its proprietary software systems, as well as system installation and maintenance services. Fees are charged at a fixed rate based on business volume, in accordance with pre-agreed terms with the counterparties. Revenue is recognized on a monthly basis when the counterparty actually uses the services and confirms the business volume. For the years ended December 31, 2023, 2024 and 2025, RMB18,682, RMB15,142 and RMB246,867 were generated from the technical support services, respectively.

Other revenue of credit solution business

Other revenue of credit solution business mainly includes penalty fees for loan prepayment and late payment.

The penalty fees are based on a certain percentage of past due amounts in case of late payment or a certain percentage of the contract amounts in case of prepayment. Due to the significant uncertainty regarding the ultimate enforceability and collectability of such fees, the Group recognizes the relevant revenue when the fees are received. For the years ended December 31, 2023, 2024 and 2025, RMB11,196, RMB2,825 and RMB1,349 were received from borrowers, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

(b)	Insurance brokerage business:

Revenue from insurance brokerage services

The Group provides insurance brokerage services by selling various health and life insurance products as well as property and casualty insurance products on behalf of insurance companies. Since 2024, in addition to traditional brokerage services, the Group began to operate an internet-based insurance distribution business model. Internet insurance products are generally issued with monthly premiums payment schedules over a one-year period. As an agent of the insurance companies, the Group sells insurance policies on behalf of the insurance companies and earns brokerage commissions determined as a percentage of premiums paid by the insured, including premiums paid upon renewals. The Group has identified its promise to originate and place insurance policies for insurers on behalf of the insurance companies as the single performance obligation in its contracts with them. The Group’s performance obligation under the insurance brokerage arrangement is satisfied at a point in time, upon the issuance and effectiveness of an insurance policy. Accordingly, commission revenue, including both initial and renewal commission revenue, is recognized when an insurance policy becomes effective. The Group has no remaining ongoing performance obligation after the policy is placed and becomes effective.

The Group determines the transaction price of its contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on assumption about future customer behavior and market conditions. At contract inception, the Group makes estimates for the renewal premium rate based on historical experience, reasonable and supportable forecasts of policyholders’ behavior, current economic conditions, and other contributing factors. Such estimates are subject to the variable consideration constraint under ASC 606. Specifically, the Group uses the expected value method and only includes estimated variable amounts in the transaction price to the extent it is probable that a significant reversal of cumulative recognized revenue will not occur. The Group’s historical persistency experience demonstrates that renewal rates are stable, and significant reversal of previously recognized commission revenue is not expected at inception. Estimates and constraint assessments are reassessed at each reporting period.

The following table provides the amount of the disaggregation of revenue in 2023, 2024 and 2025:

	2023	2024	2025
	RMB	RMB	RMB
Insurance brokerage services:
Life and health insurance business	551,809	30,992	17,994
Property & casualty insurance business	412,013	377,377	279,599
Total	963,822	408,369	297,593

The terms for health and life insurance products sold by the Group vary and are typically one to five years. For the health and life insurance products, the insurance companies pay the Group both the first - year initial premium and renewal commission annually throughout the insurance policy term based on the premium paid of the insurance policies. For the internet insurance products, insurance companies pay commissions to the Group based on monthly premiums paid by policyholders. In 2023, 2024 and 2025, the renewal commission revenue accounts for 6.0%, 2.6% and 16.5% of total insurance brokerage services revenue, respectively. The term for property and casualty insurance products, except for internet insurance products, is one year and the Group receives a pre - agreed percentage of the premiums paid by the policy holder for such year as commission. The Group’s contract terms can give rise to variable consideration due to the nature of its commission structure (e.g. policy changes or cancellations).

(c)	Others:

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The Group regularly reviews its refund rate assumptions against actual refund experience. As of December 31, 2025, adjustments resulting from differences between estimated and actual refund amounts were immaterial.

In 2024 and 2025, the revenue generated from the Group’s operations as a principal accounted for 100% and 100% of total e - commerce revenue, respectively. As of December 31, 2024 and 2025, the inventory balance related to e - commerce revenue were immaterial.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Revenue from network and marketing services

The Group derives network and marketing service fees from intelligent marketing and referral arrangements with third-party partner institutions outside its credit solutions business. The Group refers its platform customers to third-party service providers, and earns fixed-rate referral fees upon the successful completion of purchases or consumption by such customers. Revenue is recognized when the referral transaction is completed and confirmed by the third-party partner institutions.

Revenue from technology services

The Group earns technology service fees from providing its non-credit-related technological capabilities to third-party companies. These services include licensing of its proprietary software systems, as well as system implementation and maintenance services. Fees are charged at fixed rates based on business volume pursuant to pre-agreed terms with counterparties. Revenue is recognized monthly when counterparties actually utilize the services and confirm the corresponding business volume.

Other revenue of other business

Other revenue of other business primarily comprises revenue from tailored consulting services for cooperative partners. Service fees are determined by contractual agreements, and revenue is recognized when services are completed.

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

The contract assets, net of allowance are RMB1,008,920 and RMB619,291 as of December 31, 2024 and 2025, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue — continued

Contract cost

The Group pays commissions for successful referring of borrowers to the Group. The commissions paid based on successful referrals are considered as contract acquisition cost, and are capitalized when the commission becomes payable. The amount of amortization for the years ended December 31, 2024 and 2025 are RMB0.2 million and RMB5.6 million, respectively.

Amortization of the capitalized contract cost is charged to the consolidated statements of operations when the revenue to which the asset relates is recognized. Contract cost is recognized as an expense when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less. The Group recorded nil impairment loss for contract cost as of December 31, 2024 and 2025, respectively.

Deferred revenue

Deferred revenue mainly consists of the premium membership fees for annual and quarter membership cards received from clients. Deferred revenue is recognized ratably as revenue when the related services are provided over the service period.

The amounts of revenue recognized during the years ended December 31, 2024 and 2025 that were included in the opening deferred revenue were RMB54.0 million and RMB9.5 million, respectively.

Guarantee receivable

Under the risk-taking models ,the Group provides guarantee services in connection with loans it facilitates for its institutional funding partners, whereby in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from the Group.

Guarantee receivable is recognized at loan inception which is equal to the stand-ready liability recorded at fair value in accordance with ASC 460-10-30-2(b) and considers what premium would be required by the Group to issue the same guarantee service in a standalone arm’s-length transaction. The stand-alone selling price of the guarantee service is evaluated based on the expected net payouts by incorporating a markup margin. The Group estimates the expected net payouts based on the product mix, default rates and loan terms. Guarantee receivable is stated at the historical carrying amount net of write-offs and allowance for credit losses in accordance with ASC Topic 326. The Group establishes an allowance for credit losses on guarantee receivable based on estimates incorporating historical borrower’s credit risk and adjusted on the basis of relevant observable data reflecting current economic conditions. The Group evaluates and adjusts its allowance for credit losses on guarantee receivable on a quarterly basis or more frequently as necessary.The guarantee receivable is reduced when receiving service fees from the borrowers. Allowance for guarantee receivable of RMB3.1 million, RMB65.8 million and RMB252.6 million were recorded in “Allowance for contract assets, receivables and others” during the years ended December 31, 2023, 2024 and 2025, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Guarantee liabilities

According to ASC 326, Financial Instruments—Credit Losses, at inception of the guarantee, the Group recognizes both a stand-ready guarantee liability under ASC 460 with an associated guarantee receivable, and a contingent guarantee liability with an allowance for credit losses under Current expected credit loss (“CECL”) model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the institutional funding partners upon borrowers’ default. Allowance for credit losses under the CECL model was included in “Provision for contingent liabilities” and revalued at each period end to reflect updated estimation for future net pay-out.

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1-inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

●	Level 2-inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value is therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Fair value option

Prior to 2025, the Group has elected the fair value option for the assets and liabilities of the consolidated ABFE that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. See Note 6 for the disclosure on financial instruments of the consolidated ABFE for which the fair value option has been elected. To better reflect the underlying economics of the business of ABFE, newly established ABFE from 2025 onwards no longer apply fair value measurement.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Fair value of loans and payable to investors of the consolidated ABFE

Prior to 2025, the Group has elected the fair value option for loans and related payable to investors of the consolidated ABFE and loans repurchased from the consolidated ABFE that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. The Group estimates the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on the contractual cash flows, taking into consideration of projected prepayments and net charge off to project future losses and net cash flows on loans. Changes in fair value of loans and payable to investors are reported net and recorded in “Fair value adjustments gain/(loss)” in the consolidated statements of operations. For ABFE newly established after 2025, the Group no longer elects the fair value measurement. Loans originated by such related ABFE are measured at amortized cost, payable to investors are measured at cost, and the related revenues, costs and expenses are directly recognized in the relevant line items of the statements of operations.

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

Accounts receivable

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 326. The Group establishes an allowance for accounts receivable based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected. The Group recorded RMB154,925 and RMB148,880 allowance for accounts receivable as of December 31, 2024 and 2025, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Financing receivables

Financing receivables represent loans and lease receivables arising from subsidiaries and consolidated ABFE of the Group. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets based on the outstanding principal adjusted for any write-off, accrued interest receivable adjusted for any write-off, and the allowance for credit losses. Amortized cost of a financing receivables is equal to the unpaid principal balance, plus net deferred origination cost if any. The Group recognizes interest and financial service income over the terms of the financing receivables using the effective interest rate method. Balances are considered past due if borrowers do not make the monthly payment by the end of the monthly billing period.

The Group’s financing receivables consist of predominantly financial leasing loans extended to automobiles purchasers which ceased in February 2022 and unsecured small revolving loans issued by oversea subsidiary of the Group since early 2023. As the financial leasing loans secured by autoes and oversea unsecured small revolving loans are generally have two different risk characteristics, the Group monitors the credit quality of the financing receivables as two different portfolio. The allowance for financing receivables including principal and accrued interest receivables is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date in accordance with ASC 326. Although finance lease loans and small revolving loans have different risk characteristics, the Group’s key credit quality indicator is the aging (days past due status) of its financing receivables balances. The Group estimates the default rate of loans by taking into consideration the historical delinquency rate, correlated industrial and macro-economic factors, and other pertinent information and delinquent loan collection rate in assessing future performance of the loan portfolio. There are no material changes for factor that influenced management’s current estimate of expected credit losses for the reporting period.

Financing receivables are placed on non-accrual status if such loans are past due for more than 90 days. Principal and accrued interest receivable will be written-off if the Group make exemption to borrowers or when management determines the balance is uncollectible. If the previously written-off amounts are subsequently collected, the Group will recognize interest income based on actual collections.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Financial Investments — continued

Other financial investments

Financial investments that do not meet the criteria of held-to-maturity or trading securities are classified as other financial investments. These other financial investments represent funds deployed to diversify the Group’s investment portfolio. Unrealized gains and losses on debt securities within this category are recognized in other comprehensive income, while changes in fair value of all other non-debt financial investments are recorded directly in the consolidated statements of operations. Realized gains or losses are included in the consolidated statements of operations during the period in which the gains or losses are realized.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Digital assets

In December 2023, the FASB issued Accounting Standards Update (ASU) No. 2023-08,Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60) (the “ASU”), which establishes accounting and disclosure requirements for certain crypto assets. The ASU is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. The Group began holding digital assets in 2025 and applies the ASU prospectively to all eligible holdings, with no prior period adjustments or cumulative-effect adjustments to retained earnings.

Under ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets, crypto assets that meet the definition of intangible assets, among other criteria, are initially recorded at cost and are then subsequently remeasured at fair value.The changes in crypto assets valuation due to remeasurement in fair value within each reporting period are recorded in “Fair value adjustments gain/(loss)” in the consolidated statements of operations.Upon the disposal of crypto assets, the Group discloses realized gains and losses and such gains and losses are measured as the difference between the selling price and the cost basis of digital assets as determined using average cost method.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2024 and 2025, respectively.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 3% or 6%, depending on whether the entity is a general tax payer or small-scale taxpayer, and related surcharges on revenue generated from providing services. VAT are reported as a deduction to revenue when incurred and amounted to RMB477,328, RMB582,524 and RMB536,011 for the years ended December 31, 2023, 2024 and 2025, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as accrued expenses and other liabilities on the consolidated balance sheets.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The Group extended loans with automobiles as collaterals and transferred its financing receivables to other assets management companies (Note 15). As the transfer of financial assets does not qualify for sale accounting, the transaction was accounted for as a borrowings. Accordingly, the related financing receivables remain on the Company’s consolidated balance sheets and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with attributable interest expense recognized over the life of the related transactions.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931 on December 31, 2025, the last business day in the fiscal year 2025, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB3,518,573 and RMB3,105,247 as of December 31, 2024 and 2025, respectively.

Concentration of credit risk

Financial instrument that potentially exposes the Group to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable, contract assets, prepaid expenses and other assets, financing receivables, loans at fair value, and amounts due from related parties. As of December 31, 2025, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank are covered by insurance with an upper limit of RMB500 thousands at each bank. Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The credit risk from prepaid expenses and other assets arises from loans to third parties. The risk with respect to accounts receivable, contract assets and loans to third parties is mitigated by credit evaluations the Group performs on its customers or third parties and its ongoing monitoring process of outstanding balances. The Group believes that there is no significant credit risk associated with amounts due from related parties.

Credit of financing receivables and loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years ended December 31, 2023, 2024 and 2025.

There was one customer of the Group accounts for 60% and 43% of the Group’s account receivables as of December 31, 2024 and 2025, respectively.

Recently Adopted Accounting Guidance

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. The Group adopted this guidance on January 1, 2025 and the guidance was adopted on a prospective basis. the adoption did not have material impact on the Group’s consolidated financial statements, please refer to Note 16 for additional information.

Recently accounting pronouncements not yet adopted

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

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

3.	GUARANTEE RECEIVABLE

The Group’s guarantee receivable as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB
Guarantee receivable	537,791	1,085,226
Allowance for uncollectible receivables	(63,659)	(252,321)
Guarantee receivable, net	474,132	832,905

The movement of guarantee receivable for the years ended December 31, 2024 and 2025 is as follows:

	Year ended December 31, 2024	Year ended December 31, 2025
	RMB	RMB
Balance at beginning of year	6,221	537,791
Addition in the current year	1,027,383	2,221,546
Collection in the current year	(490,356)	(1,610,165)
Write-off	(5,457)	(63,946)
Balance at end of year	537,791	1,085,226

The movement of allowance for uncollectible receivables for the years ended December 31, 2024 and 2025 is as follows:

	Year ended December 31, 2024	Year ended December 31, 2025
	RMB	RMB
Balance at beginning of year	(3,331)	(63,659)
Addition in the current year	(65,785)	(252,608)
Write-off	5,457	63,946
Balance at end of year	(63,659)	(252,321)

4.	CONTRACT ASSETS, NET

Contract assets as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB
Contract assets	1,126,636	782,674
Allowance	(117,716)	(163,383)
Contract assets, net	1,008,920	619,291

The following table presents the movement of allowance for contract assets for the years ended December 31, 2024 and 2025:

	Year ended December 31, 2024	Year ended December 31, 2025
	RMB	RMB
Balance at beginning of the year	164,141	117,716
Allowance for contract assets	234,122	246,982
Write-off	(280,547)	(201,315)
Balance at end of the year	117,716	163,383

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

5.	PREPAID EXPENSES AND OTHER ASSETS

	December 31,	December 31,
	2024	2025
	RMB	RMB
Deposits (i)	1,295,010	1,495,610
Prepaid expenses	57,102	141,132
Prepayment of investment	938,516	67,239
Funds receivable from external payment network providers (ii)	38,953	35,375
Loans to third parties	13,777	15,363
Goodwill (iii)	4,778	4,778
Interest receivable	10,065	2,337
Funds receivable for disposal of financing receivables	1,274	368
Others	2,110	13,817
Total	2,361,585	1,776,019

(i)	As of December 31, 2024 and 2025, the balance of deposit mainly includes the business cooperation deposit of RMB1,286 million and RMB1,487 million, respectively.

(ii)	The Group opened accounts with external online payment service providers to collect the loan principal, interest and service fees. The balance of funds receivable from external payment network providers mainly includes accumulated amounts of service fees received at the balance sheet date, which was collected subsequently.

(iii)	In April 2020, the Group acquired an insurance brokerage licensee company for total consideration of RMB15.5 million. The purchase price allocated to the fair value of assets acquired and liabilities assumed were RMB53.8 million and RMB38.3 million, respectively. RMB4.8 million of goodwill was recognized in this acquisition. The Group did not record any impairment of goodwill during the years ended December 31, 2023, 2024 and 2025.

6.	Fair Value of Assets and Liabilities

Assets and Liabilities Recorded at Fair Value

The Group does not have assets or liabilities measured at fair value on a non-recurring basis.

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition is as follows:

December 31, 2024	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	3,841,284	—	—	3,841,284
Restricted cash	260,273	—	—	260,273
Trading securities	77,426	—	—	77,426
Loans at fair value	—	—	421,922	421,922
Other financial investments	291,190	27,000	35,000	353,190
Total Assets	4,470,173	27,000	456,922	4,954,095
Liabilities
Payable to investors of the consolidated ABFE (i)	—	—	368,022	368,022
Total Liabilities	—	—	368,022	368,022

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.	Fair Value of Assets and Liabilities — continued

Assets and Liabilities Recorded at Fair Value — continued

December 31, 2025	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	RMB	RMB	RMB	RMB
Assets
Cash and cash equivalents	3,348,126	—	—	3,348,126
Restricted cash	522,708	—	—	522,708
Trading securities	4,474	—	—	4,474
Loans at fair value	—	—	342,895	342,895
Other financial investments	404,766	27,000	28,000	459,766
Digital assets	391,267	—	—	391,267
Total Assets	4,671,341	27,000	370,895	5,069,236
Liabilities
Payable to investors of the consolidated ABFE (i)	—	—	394,792	394,792
Total Liabilities	—	—	394,792	394,792

(i)	The Group measures payables to investors of consolidated ABFE established prior to 2025 at fair value. For ABFE established after 2025, the related payables to investors are measured at cost.

As the Group’s loans and related payable to investors do not trade in an active market with readily observable prices, the Group uses discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these assets and liabilities, including discount rates, net cumulative expected loss rates, and cumulative prepayment rates. Financial instruments are categorized as Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2024 and 2025.

Significant Unobservable Inputs

		December 31, 2024	December 31, 2025
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted- Average	Weighted- Average
Loans at fair value	Discount rates	20.0%-24.0%	24.0%
	Net cumulative expected loss rates (i)	1.1%-9.4%	1.1%-13.2%
	Cumulative prepayment rates (i)%	8.2%-18.1%	4.9%-18.3%
Payable to investors of the consolidated ABFE	Discount rates	6.5%-7.0%	6.5%

(i)	Expressed as a percentage of the loan volume.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

6.	Fair Value of Assets and Liabilities — continued

Significant Unobservable Inputs — continued

Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments gain/(loss)” in the consolidated statements of operations. The additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2024 and 2025 is as follows:

	Year ended December 31, 2024	Year ended December 31, 2025
Loans At Fair Value	RMB	RMB
Balance at beginning of year	677,835	421,922
Origination of loans	1,246,178	1,130,701
Collection of principals	(1,526,676)	(1,193,926)
Change in fair value	24,585	(15,802)
Balance at end of year	421,922	342,895

	Year ended December 31, 2024	Year ended December 31, 2025
Payable to investors of the consolidated ABFE	RMB	RMB
Balance at beginning of year	445,762	368,022
Contribution from investors of the consolidated ABFE	212,500	384,750
Interest and penalties received	114,026	104,227
Deductible expenses associated with the consolidated ABFE operation	(5,579)	(20,914)
Principal and interest payments to investors of the consolidated ABFE	(322,881)	(385,917)
Changes in fair value	(77,323)	(55,376)
Amount due to related parties (i)	1,517	—
Balance at end of year	368,022	394,792

(i)	Among the investors of the ABFE, nil and nil are recorded as amount due to related parties as of December 31, 2024 and 2025, respectively.

Financial Instruments Not Recorded at Fair Value

Financial instruments, including accounts receivable, other receivables, financing receivables, loans to third parties, prepaid expenses and other assets, held-to-maturity investments and amounts due from/to related parties, accounts payable, payable to investors of the consolidated ABFE (for the ABFE established after 2025), accrued expenses and other liabilities are not recorded at fair value. The fair values of these financial instruments are approximate their carrying value reported in the consolidated balance sheets due to the short-term nature of these assets and liabilities.

7.	FINANCING RECEIVABLES

The Group’s financing receivables as of December 31, 2024 and 2025 are as follows:

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB
Financing receivables	136,700	1,272,504
Allowance	(119,185)	(363,322)
Financing receivables, net	17,515	909,182

As of December 31, 2024 and 2025, the accrued interest receivables were RMB39 thousand and RMB139 thousand (net of allowance RMB0.2 million and RMB0.2 million, respectively), which is recorded under financing receivables.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

7.	FINANCING RECEIVABLES — continued

The principal of financing receivables by year of origination as of December 31,2024 and 2025 is as follows:

Year of loan origination	2019	2020	2021	2022	2023	2024	2025	Total
December 31, 2024	1,187	9,533	63,170	3	8,033	54,774	—	136,700
December 31, 2025	1,187	5,326	39,967	3	7,564	38,792	1,179,666	1,272,504

The following table presents the aging of loans as of December 31, 2024 and 2025:

		1-90 days	91 to 270 days	271 to 360 days	over 360 days
Aging of loans	Current	past due	past due	past due	past due	Total
December 31, 2024	15,264	9,271	26,167	4,782	81,216	136,700
December 31, 2025	996,361	89,389	75,780	18,667	92,307	1,272,504

The movement of allowance for financing receivables for the years ended December 31, 2024 and 2025 is as follows:

	Year ended December 31, 2024	Year ended December 31, 2025
	RMB	RMB
Balance at beginning of the year	51,858	119,185
Current year net provision	100,498	265,682
Write-off	(33,171)	(21,545)
Balance at end of the year	119,185	363,322

The Group has not recorded any financing income on an accrual basis for the loans that are overdue for more than 90 days in 2025. Allowance of financing receivables were RMB32.8 million, RMB100.5 million and RMB265.7 million for the years ended December 31, 2023, 2024 and 2025, respectively.

8.	FINANCIAL INVESTMENTS

The Group’s financial investments consist of trading securities, held-to-maturity investments and other financial investments.

Trading securities

As of December 31, 2025, the Group’s trading securities mainly consisted of investments in marketable debt or equity assets held by the Group with the intention of selling them in the near future to earn a profit through price fluctuations. The Group measured the trading securities at fair value in the consolidated income statement. As of December 31, 2024 and 2025, the cost of trading securities was RMB76,281 and RMB6,993, and the fair value of such investments was RMB77,426 and RMB4,474, respectively. Changes in fair value of trading securities, for the years ended December 31, 2023, 2024 and 2025 were RMB(4,479), RMB5,623 and RMB(3,663), respectively, recorded in the consolidated income statement.

Held-to-maturity investments

As of December 31, 2025, the Group’s held-to-maturity investments mainly consisted of principal-guaranteed products that have stated maturity within one year. While these fixed-income financial products are not publicly traded, the Group estimated that their fair value approximated their amortized costs considering their short-term maturities and high credit quality. No allowance for credit loss was recognized for the years ended December 31, 2023, 2024 and 2025.

As of December 31, 2024 and 2025, the amortized costs of held-to-maturity investments was RMB6,587 and RMB19,460, respectively. Investment income of held-to-maturity investments of RMB21,294, RMB5,908 and RMB95 was recognized in the consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

8.	FINANCIAL INVESTMENTS — continued

Other financial investments

As of December 31, 2025, the Group’s other financial investments mainly consisted of investments in debt securities, bank wealth management products and private funds. These other financial investments represent funds deployed to diversify the Group’s investment portfolio that are not classified as trading or held-to-maturity securities. The Group measured the other financial investments at fair value, changes in fair value for those qualifying as debt securities under applicable accounting standards are deferred in other comprehensive income/(loss). Changes in fair value of all other non-debt financial investments are recognized in the consolidated statements of operations in the period incurred.

As of December 31, 2024 and 2025, the cost of other financial investments was RMB308,410 and RMB449,410, and the fair value of such investments was RMB353,190 and RMB459,766, respectively.

For the years ended December 31, 2023, 2024 and 2025, changes in fair value of other financial investments qualifying as debt securities, net of tax, were RMB17,813, RMB33,457 and RMB(41,116), respectively, and were recorded in other comprehensive income/(loss). For the same periods, realized gains/(losses) on other financial investments of RMB(3,203), RMB12,864 and RMB465 were recognized in the consolidated statements of operations, respectively. For the years ended December 31, 2023, 2024 and 2025, impairment losses of nil, nil and RMB7,000 were recognized, respectively.

9.	EQUITY INVESTMENTS

Equity investments accounted for using the equity method

As of December 31, 2025, the carrying value of the Group’s equity investments accounted for using the equity method were nil.

For the years ended December 31, 2023, 2024 and 2025, the Group recorded investment loss of nil, RMB0.4 million and RMB4.6 million in “Share of results of equity investees”, as a result of its proportionate share of equity investees’ net losses, respectively.

Equity investments accounted for using the measurement alternative

For the years ended December 31, 2025, the Group made investments in several non-listed companies where the Group has no significant influence over the investees. These investments were accounted for as equity investments using the measurement alternative because these investments do not have readily determinable fair value. For the year ended December 31, 2023, 2024 and 2025, the Group did not recognize an impairment loss for equity investments accounted for using the measurement alternative.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

10.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

	December 31,	December 31,
	2024	2025
	RMB	RMB
Building	38,464	—
Computer and transmission equipment	16,314	34,832
Furniture and office equipment	536	379
Leasehold improvements	5,043	6,900
Licenses	33,784	23,534
Software	39,795	32,624
Total property, equipment and software	133,936	98,269
Accumulated depreciation and amortization	55,258	47,866
Property, equipment and software, net	78,678	50,403

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2023, 2024 and 2025 were RMB7,116, RMB8,893 and RMB12,950, respectively. Impairment losses of long-lived assets for the years ended December 31, 2023, 2024 and 2025 were nil, nil and nil, respectively.

11.	DIGITAL ASSETS

The Group commenced holding digital assets in early 2025. The following table presents the Group’s digital asset holdings as of December 31, 2025.

	As of December 31, 2025
(In thousands, except for quantity)	Quantity	Cost Basis	Fair Value
		RMB	RMB
Ethereum	11,198	209,792	232,374
Bitcoin	149	97,915	90,893
Solana	12,874	13,989	11,204
Other Crypto Assets*		3,497	953
Total Crypto Assets holdings		325,193	335,424
Tether	7,996,581	55,931	55,843
Total Stablecoin holdings		55,931	55,843
Total Digital Assets holdings		381,124	391,267

*	Certain crypto assets are subject to sale restrictions pursuant to lock-up schedules. As of December 31, 2025, the Group held RMB0.56 million of crypto assets restricted by such lock-up schedules. In measuring the fair value of these lock-up-restricted crypto assets, a liquidity discount is applied to the market price to reflect the effect of contractual lock-up periods that limit the liquidity of the assets.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

11. DIGITAL ASSETS — continued

The following table presents a roll-forward of the Group’s crypto assets holdings during the years ended December 31, 2025.

	Ethereum Fair Value	Bitcoin Fair Value	Solana Fair Value	Other Crypto Assets Fair Value
	RMB	RMB	RMB	RMB
Crypto assets at December 31, 2024	—	—	—	—
Purchases of crypto assets	209,792	97,915	13,989	3,497
Unrealized gain/(loss) on crypto assets	22,582	(7,022)	(2,785)	(2,544)
Crypto assets at December 31, 2025	232,374	90,893	11,204	953

12.	GUARANTEE LIABILITIES

The movement of guarantee liabilities during 2024 and 2025 is as follows:

Guarantee liabilities-stand ready

	December 31,	December 31,
	2024	2025
	RMB	RMB
Balance at beginning of year	8,802	606,886
Provision at the inception of new loans	1,027,383	2,221,546
Released into revenue	(429,299)	(1,838,731)
Balance at end of year	606,886	989,701

Guarantee liabilities-contingent

	December 31,	December 31,
	2024	2025
	RMB	RMB
Balance at beginning of year	28,351	578,797
Provision for contingent liabilities	869,280	2,366,344
Net payout (i)	(318,834)	(1,645,044)
Balance at end of year	578,797	1,300,097

(i)	Net payout represents the amount paid upon borrowers’ default net of subsequent recoveries from the borrowers during a given period.

As of December 31, 2024 and 2025, the contractual amounts of the outstanding loans subject to guarantee by the Group is estimated to be RMB6,828.3 million and RMB10,940.6 million, respectively.

13.	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,	December 31,
	2024	2025
	RMB	RMB
Tax payable	1,152,314	188,472
Accrued advertisement expenses	168,378	72,333
Accrued payroll and welfare	206,225	60,718
Funds collected on behalf of third-parties	32,119	21,263
Advance payments	505	12,910
Funds pending withdrawal	7,013	10,072
Borrowings(i)	—	9,091
Accrued professional fees	8,131	7,411
Accrued customer incentives	1,354	25
Payable to investors (ii)	9,828	—
Others	36,183	22,385
Total accrued expenses and other liabilities	1,622,050	404,680

(i)	In July 2025, the Group entered into a funding arrangement with a financial institution. According to the loan agreement, the principal amount of the loan is RMB9.1 million, with a term of 12 months and an annual interest rate of 6%.

(ii)	Payable to investor represents interest and principal collected by the Group on behalf of lenders.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The Group accounts for related party transactions based on various service agreements and reflects for all periods presented herein. The major related parties and their relationships with the Group, and the nature of their services provided to the Group are summarized as follows:

	Relationship with the	Major transaction with the
Company name	Group	Group
CreditEase Pucheng Credit Assessment and Management (Beijing) Co., Ltd. (“Pucheng Credit”)	Subsidiary of Consolidated VIE of CreditEase	Collection services, customers acquisition and referral services and related party loans

Puxin	Subsidiary of CreditEase	System support services, sales of goods and related party loans

Zhuoyue	Consolidated VIE of CreditEase	Customers acquisition and referral services

Beijing Zhicheng Credit Service Co., Ltd. (“Beijing Zhicheng”)	Consolidated VIE of CreditEase	Credit assessment services

Zhicheng A’Fu Technology Development Co.,Ltd. (“Zhicheng A’Fu”)	Consolidated VIE of CreditEase	Credit assessment services

China Rise Insurance Broker Limited (“Huajin”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Xinda Hongtao Technology Development (Beijing) Co., Ltd. (“Xinda Hongtao”)	Consolidated VIE of CreditEase	Customers acquisition and referral services and sales of goods

Goodhope Entry-Exit Consulting Services (Beijing) Company Limited. (“Goodhope”)	Consolidated VIE of CreditEase	Sales of goods

CreditEase Puze (Beijing) Fund Sales Co., Ltd. (“CreditEase Puze”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Qiyun Technology Development (Beijing) Co., Ltd.	Subsidiary of Consolidated VIE of CreditEase	System support service

CreditEase E-Share Technology (Beijing) Limited (“Qixiang”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

Beijing Yixin Public Welfare Foundation	Non-Governmental Organizations	Donation

Hainan CreditEase Puhui Small Loan Co., Ltd. (“Hainan CreditEase”)	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Ruicheng Family Information Consulting (Beijing) Co., Ltd.(“Ruicheng”)	Consolidated VIE of CreditEase	Customers acquisition and referral services

CreditEase Wealth Management (Hong Kong) Limited	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

Heritvest Wealth Management (Hong Kong) Co., Limited	Subsidiary of Consolidated VIE of CreditEase	Customers acquisition and referral services

CreditEase Puhui	Consolidated VIE of CreditEase	System support service

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.	RELATED PARTY BALANCES AND TRANSACTIONS — continued

The information about costs and expenses incurred for services provided by CreditEase, its subsidiaries and affiliates for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
System support services	72,035	280,141	233,553
Credit assessment services	118,395	163,589	126,446
Collection services	29,188	110,383	77,388
Customers acquisition and referral services	175,471	9,935	13,483
Others services	1,824	1,003	—
Total costs and expenses	396,913	565,051	450,870

The costs and expenses incurred for customers acquisition and referral service provided by Ruicheng for the years ended December 31, 2023, 2024 and 2025 amounted to RMB175,824, RMB9,641 and RMB4,446, respectively, accounting for 18%, 1% and 1% of origination, servicing and other operating costs.

Revenue derived from services provided by the Group to CreditEase, its subsidiaries and affiliates for the years ended December 31, 2023, 2024 and 2025 is recorded as other revenue and is as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Customers acquisition and referral service	140,782	32,192	7,610
Others services	813	—	287
Total revenue	141,595	32,192	7,897

The information about loans collected from/(issued to) CreditEase, its subsidiaries and affiliates recorded in investing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Pucheng Credit	—	(100,000)	85,500
Puxin	—	(1,000,000)	—
Total	—	(1,100,000)	85,500

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.	RELATED PARTY BALANCES AND TRANSACTIONS — continued

The information about loans received from/(repaid to) CreditEase, its subsidiaries and affiliates recorded in financing activities of the Company’s consolidated statements of cash flows for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Hengda Hongyuan (a)	(195,800)	—	—
Total	(195,800)	—	—

(a)	Amounts related to transfer financial receivable to related party which only include principal, as discussed in Note 15.

Details of related party balances as of December 31, 2024 and 2025 are as follows:

(i)	Amounts due from related parties

	December 31,	December 31,
	2024	2025
	RMB	RMB
Pucheng Credit (c)	1,755,644	1,668,026
Puxin (b)	1,109,759	1,094,124
Zhuoyue (a)	224,024	—
Others	298,525	211,930
Total	3,387,952	2,974,080

(ii)	Amounts due to related parties

	December 31,	December 31,
	2024	2025
	RMB	RMB
Beijing Zhicheng (d)	—	42,722
Pucheng Credit (d)	31,172	437
Puxin(e)	98,071	—
Others	386	1,020
Total	129,629	44,179

(a)	Amounts relate to the referral services provided to the related parties.

(b)	Amounts relate to the prepayment of system support services and loans provided to the related party. Interest income for the years ended December 31, 2023, 2024 and 2025 were nil, RMB8,316 and RMB28,692, respectively.

(c)	Amounts relate to the loans provided to the related party and prepayment of investment. Interest income for the years ended December 31, 2023, 2024 and 2025 were RMB6,937, RMB9,067 and RMB11,215, respectively.

(d)	Amounts relate to the provision of credit assessment, collection services provided by the related parties.

(e)	Amounts relate to the provision of AI technology services and system development fees.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

14.	RELATED PARTY BALANCES AND TRANSACTIONS — continued

Non-competition arrangement

The Group entered into a non-competition agreement with CreditEase, under which they agreed not to compete with each other’s core business. The non-competition agreement was amended and restated on December 31, 2020. CreditEase agreed not to compete with the Group in a business that is of the same nature as (i) the online wealth business targeting the mass affluent(which refers to individuals with RMB1 million to RMB10 million investable financial assets), unsecured and secured consumer lending, financing leasing, small and medium enterprise lending and other related services and businesses (“Yiren Digital Business”), and (ii) other businesses that the Group and CreditEase may mutually agree from time to time. The Group agreed not to compete with CreditEase in the business conducted by CreditEase, other than (i) the Yiren Digital Business and (ii) other businesses that the Group and CreditEase may mutually agree from time to time.

15.	SECURED BORROWINGS

In 2020 and 2021, Yichuang Financial Leasing entered into several financing arrangements. According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right or beneficial interests of certain financing receivables totaling nil, nil and nil with remaining lease terms ranging from 1 to 3 years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right or beneficial interests of financing receivables does not constitute a true sale for transfer of assets under PRC law, the proceeds from the external creditors were considered as secured borrowings. The Group’s secured borrowings have maturities ranging from 1 to 3 years. In 2023, 2024 and 2025, the interest rate related to the secured borrowing is ranging from 7% to 11%, and the interest expenses were RMB39.0 million, nil and nil, respectively.

16.	INCOME TAXES

Yiren Digital is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Yiren Digital is not subject to tax on either income or capital gain.

Under the current Hong Kong Inland Revenue Ordinance, YouRace HK is subject to 8.25% Profits Tax rate on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. YouRace Hengchuang was recognized as a Software Enterprise and thereby entitled to full exemption from EIT for two years beginning with its first profitable year, i.e., 2015 and 2016, and a 50% reduction for the subsequent three years. In November 2018, YouRace Hengchuang qualified as “high and new technology enterprise strongly supported by the State” (“HNTE”) under the EIT Law and was entitled to preferential income tax rate of 15%, and the status was reaffirmed in December 2024. Hengfengyi was qualified as a “software enterprise” in April 2025, and accordingly has been eligible for an exemption of enterprise income tax for 2024 and 2025 and a reduced enterprise income tax at the rate of 12.5% from 2026 through 2028. Hengyuda, Beihai Youce Yike Technology Co., Ltd. (“Youce Yike”), Youjia Innovation and Hengze Innovation have been recognized as within encouraged industries in the Western Regions of China and enjoyed a preferential income tax rate of 15%. In addition, Youce Yike, Youjia Innovation and Hengze Innovation enjoy a 40% local tax reduction. Xinjiang Hengyu Innovation Technology Development Co., Ltd., Hesi Shengju Technology Development (Xinjiang) Co., Ltd., and Hesi Shengrui Technology Development (Xinjiang) Co., Ltd. are eligible for an exemption of enterprise tax for five years since the tax year they generate their first sum of production and business revenue according to the Notice on Corporate Income Tax Incentives for Newly Established Enterprises in Xinjiang’s Difficult Areas and the Kashgar and Khorgos Special Economic Development Zones. Except for the small low-profit enterprises, whose taxable income is computed at a reduced rate of 5%, Yiren Digital’s other subsidiaries, the consolidated VIEs and the consolidated VIEs’ subsidiaries established in the PRC are subject to income tax rate of 25%, according to the EIT Law. The consolidated ABFE are not subject to income tax.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Since January 1, 2014, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2015 of the Group’s PRC subsidiaries and VIEs, remain subject to tax audits as of December 31, 2025, at the tax authority’s discretion.

Income tax (benefits)/expenses are comprised of the following:

	December 31,	December 31,	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax	512,054	364,628	159,578
Deferred tax	53,109	(85,446)	(256,685)
Total	565,163	279,182	(97,107)

Reconciliation between the income tax at the PRC statutory tax rate and income tax expenses is as follows:

	Years ended December 31,
	2023	2024
	RMB	RMB
Income before provision for income taxes	2,645,360	1,861,921
Statutory tax rate in the PRC	25%	25%
Income tax expenses at statutory tax rate	661,340	465,480
Non-deductible expenses	—	723
Research and development super deduction	(11,620)	(19,925)
Effect of income not taxable	(58,359)	—
Effect of tax holiday and preferential tax rate	(108,806)	(354,366)
Adjustment on current income tax of the prior periods	80	(341)
Effect of different tax rates of subsidiaries operating in other jurisdictions	26,793	(8,234)
Withholding income tax	40,000	20,000
Change in valuation allowance	15,735	175,845
Income tax expenses	565,163	279,182

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	INCOME TAXES — continued

	Years ended December 31,
	2025
	RMB	Percent
Income/(loss) before provision for income taxes	(38,017)
Income tax expenses at statutory tax rate in the PRC	(9,504)	25.0%
Foreign tax effect
Cayman Islands	10,977	(28.9%)
Others	(1,761)	4.6%
Effect of tax holiday and preferential tax rate
High and New Technology Enterprise	86,671	(228.0%)
Software Enterprise	(68,771)	180.9%
Encouraged Industries in Western Regions	(197,116)	518.5%
Newly Established Enterprises in Xinjiang’s Difficult Areas	(56,789)	149.4%
Others	18,269	(48.1%)
Tax credits
Research and development credits	(22,978)	60.4%
Non-taxable or non-deductible items	179	(0.5%)
Withholding income tax	48,400	(127.3%)
Change in valuation allowance	227,801	(599.2%)
Adjustment on current income tax of the prior periods (i)	(147,211)	387.2%
Effect of tax losses not recognized	14,726	(38.7%)
Income tax expenses and effective tax rate	(97,107)	255.4%

(i)	Hengfengyi was qualified as a Software Enterprise in 2025 and thereby entitled to full exemption from EIT for year 2024, which resulted in the income tax expense of RMB151.1 million accrued in 2024 being reversed in 2025.

The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
The aggregate amount of tax holiday and preferential tax rate	(108,806)	(354,366)	(217,736)
The aggregate effect on basic and diluted net income per share:
- Basic	(0.6156)	(2.0453)	(1.2544)
- Diluted	(0.6089)	(2.0283)	(1.2464)

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

16.	INCOME TAXES — continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Deferred revenue	1,410	32
Accrued expenses and other liabilities	698	2,244
Guarantee liabilities	86,931	280,261
Fair value changes	17,241	7,801
Allowance for uncollectible receivables	166,999	93,367
Advertising expenses in excess of deduction limit	47,978	14,830
Valuation allowance (i)	(141,086)	(27,233)
Total	180,171	371,302

Deferred tax liabilities:
Contract assets, net	136,213	70,065
Contract cost	49	643
Intangible assets	7,917	5,354
Total	144,179	76,062

Net deferred tax (liabilities)/assets	35,992	295,240

(i)	A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s entities’ operating history, accumulated deficit, forecasts of future profitability, existence of taxable temporary differences and reversal periods. The valuation allowance is considered on an individual entity basis. The Group has recognized a valuation allowance against deferred tax assets of RMB141,086 and RMB27,233 for the years ended December 31, 2024 and 2025, respectively.

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

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2023, 2024 and 2025. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2025.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the consolidated VIEs that are available for distribution were approximately RMB5,095 million and RMB5,238 million as of December 31, 2024 and 2025, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in the PRC subsidiaries and the consolidated VIEs. However, the aggregate undistributed earnings of the Company’s subsidiaries and the consolidated VIEs and its subsidiaries located in the PRC that are available for distribution as of December 31, 2025 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

17.	SHARE-BASED COMPENSATION

Share incentive plan

In September 2015, the Company adopted the 2015 Share Incentive Plan (the “2015 Plan”), In July 2017, the Company adopted the 2017 Share Incentive Plan (the “2017 Plan”), In June 2020, the Company adopted the 2020 Share Incentive Plan (the “2020 Plan”),In June 2025, the Company adopted the 2025 Share Incentive Plan (the “2025 Plan”) which permits the grant of three types of awards: options, restricted shares and restricted share units (“RSUs”). Persons eligible to participate in the 2015 Plan, the 2017 Plan , the 2020 Plan and the 2025 Plan include employees (including part-time employees) and the directors of the Company or any of affiliates, which include CreditEase, its subsidiaries and any entities in which CreditEase or a subsidiary of the Company holds a substantial ownership interest. According to the resolutions of the Board and the shareholders of the Company in July 2017, the 2015 Plan was amended. Under the amended 2015 plan, the maximum ordinary shares available for issuance were decreased to 3,939,100. Under the 2017 Plan, the maximum of 6,060,900 ordinary shares were reserved for issuance. Under the 2020 Plan, the maximum of 18,560,000 ordinary shares were reserved for issuance. Under the 2025 Plan, the maximum of 18,560,000 ordinary shares were reserved for issuance.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION — continued

Share incentive plan — continued

Over the life of the Plan 2017, 43,386 RSUs were granted on July 1, 2019, at the fair value of US$6.92 per ordinary share, which was determined based on the closing price of the Company’s American depositary shares (“ADSs”) on The New York Stock Exchange on the grant date. Approximately 20.0% of the share awards were immediately vested with the rest to vest in various days over the next four years. Over the life of the Plan 2020, 2,592,140 RSUs were granted on June 30, 2020, at fair value of US $2.07 per ordinary share. Approximately 15.4% of the share awards were immediately vested with the rest to vest in various days over the next three years. 143,560 RSUs were granted on December 31, 2020, at fair value of US $1.67 per ordinary share, which were to vest in various days over the next three years. 1,830,024 RSUs were granted on June 30, 2021, at fair value of US$3.01 per ordinary share, which were to vest in various days over the next three years. 1,381,350 RSUs were granted on July 1, 2021, at fair value of US $2.79 per ordinary share, and all share awards were immediately vested. 168,022 RSUs were granted on January 1, 2022, at fair value of US$1.43 per ordinary share. Approximately 3.1% of the share awards were immediately vested with the rest to vest in various days over the next three years. 10,754,250 RSUs were granted on July 1, 2022, at fair value of US$0.88 per ordinary share. Approximately 79.5% of the share awards were immediately vested with the rest to vest in various days over the next three years. 479,814 RSUs were granted on January 1, 2023, at fair value of US$0.69 per ordinary share. Approximately 30.2% of the share awards were immediately vested with the rest to vest in various days over the next three years. 430,028 RSUs were granted on July 1, 2023, at fair value of US$1.14 per ordinary share, which are to vest in various days over the next three years. 192,034 RSUs were granted on January 1, 2024, at fair value of US$1.56 per ordinary share, which are to vest in various days over the next three years. 1,602,102 RSUs were granted on July 1, 2024, at fair value of US$2.26 per ordinary share. Approximately 96.0% of the share awards were immediately vested with the rest to vest in various days over the next three years. 510,028 RSUs were granted on January 1, 2025, at fair value of US$2.40 per ordinary share. Approximately 10.3% of the share awards were immediately vested with the rest to vest in various days over the next three years. 22,400 RSUs were granted on February 21, 2025, at fair value of US$3.79 per ordinary share, and all share awards were immediately vested.1,192,860 RSUs were granted on June 1, 2025, at fair value of US$3.13 per ordinary share. Approximately 24.5% of the share awards were immediately vested with the rest to vest in various days over the next three years. 831,056 RSUs were granted on July 1, 2025, at fair value of US$3.02 per ordinary share. Approximately 81.7% of the share awards were immediately vested with the rest to vest in various days over the next three years.

Out of all the RSUs granted, 43,386 RSUs were granted to directors and employees of the Group under the 2017 Plan on July 1, 2019. 2,089,724 RSUs were granted under the 2020 Plan on June 30, 2020. 139,912 RSUs were granted on December 31, 2020. 1,060,464 RSUs were granted under the 2020 Plan on June 30, 2021. 447,698 RSUs were granted under the 2020 Plan on July 1, 2021. 79,732 RSUs were granted under the 2020 Plan on January 1, 2022. 3,633,302 RSUs were granted under the 2020 Plan on July 1, 2022. 192,794 RSUs were granted under the 2020 Plan on January 1, 2023. 237,554 RSUs were granted under the 2020 Plan on July 1, 2023. 192,034 RSUs were granted under the 2020 Plan on January 1, 2024. 852,932 RSUs were granted under the 2020 Plan on July 1, 2024. 342,426 RSUs were granted under the 2020 Plan on January 1, 2025. 9,600 RSUs were granted under the 2020 Plan on February 21, 2025. 953,114 RSUs were granted under the 2020 Plan on June 1, 2025. 610,078 RSUs were granted under the 2020 Plan on July 1, 2025.The awards granted to the employees of the Group are recognized as share-based compensation expenses, and measured based on the fair value as of the grant date. The Company recognized compensation expenses in general and administrative expense of RMB6,752, RMB16,928 and RMB30,220 for the years ended December 31, 2023, 2024 and 2025, respectively.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION — continued

Share incentive plan — continued

The remaining 502,416 RSUs were granted to employees of CreditEase and its consolidated subsidiaries and VIEs under the 2020 Plan on June 30, 2020. 3,648 RSUs were granted under the 2020 Plan on December 31, 2020. 769,560 RSUs were granted under the 2020 Plan on June 30, 2021. 933,652 RSUs were granted under the 2020 Plan on July 1, 2021. 88,290 RSUs were granted under the 2020 Plan on January 1, 2022. 7,120,948 RSUs were granted under the 2020 Plan on July 1, 2022. 287,020 RSUs were granted under the 2020 Plan on January 1, 2023. 192,474 RSUs were granted under the 2020 Plan on July 1, 2023. 749,170 RSUs were granted under the 2020 Plan on July 1, 2024. 167,602 RSUs were granted under the 2020 Plan on January 1, 2025. 12,800 RSUs were granted under the 2020 Plan on February 21, 2025. 239,746 RSUs were granted under the 2020 Plan on June 1, 2025. 220,978 RSUs were granted under the 2020 Plan on July 1, 2025.The awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs were recognized as deemed dividend from the Company to CreditEase as the employees of CreditEase do not provide services directly related to the Company. The awards are measured based on the fair value as of the grant date. The amount recognized as deemed dividend were RMB3,698, RMB10,299 and RMB10,874 for the years ended December 31, 2023, 2024 and 2025, respectively.

The total fair value of RSUs vested for the years ended on December 31, 2023, 2024 and 2025 were RMB15,476, RMB31,116 and RMB36,575, respectively.

RSUs

A summary of RSUs activities is as follows:

		Weighted- Average
	Number of RSUs	Grant-Date Fair Value
		US$
Unvested as of December 31, 2023	2,159,748	1.17
Granted	1,794,136	2.18
Vested	(2,228,986)	1.94
Forfeited	(572,112)	1.47
Unvested as of December 31, 2024	1,152,786	1.12
Granted	2,556,344	2.95
Vested	(2,085,508)	2.44
Forfeited	(195,260)	1.23
Unvested as of December 31, 2025	1,428,362	2.46

As of December 31, 2025, unrecognized compensation cost related to unvested awards granted to employees of the Group, adjusted for estimated forfeitures, was RMB7,805. This cost is expected to be recognized over a weighted average period of 1.0 years on an accelerated basis.

As of December 31, 2025, unrecognized deemed dividend related to unvested awards granted to employees of CreditEase and its consolidated subsidiaries and VIEs, adjusted for estimated forfeitures, was RMB1,703. Such deemed dividend will be recorded over a weighted average period of 1.0 years on an accelerated basis.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

18.	SHARE REPURCHASE PROGRAM

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

During the years ended December 31, 2024 and 2025, the Company had repurchased 2,165,090 ADSs for RMB75,612 (US$10,359) and 5,228 ADSs for RMB223 (US$32) on the open market, at a weighted average price of US$4.85 per ADS and US$5.94 per ADS, respectively. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the equity.

19.	NET INCOME PER SHARE AND NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The basic and diluted net income per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income	2,080,197	1,582,299	54,530
Denominator:
Weighted average number of ordinary shares outstanding, basic	176,749,706	173,256,348	173,575,410
Plus incremental weighted average ordinary shares from assumed vesting of RSUs using the treasury stock method	1,938,613	1,455,221	1,109,281
Weighted average number of ordinary shares outstanding, diluted	178,688,319	174,711,569	174,684,691

Basic net income per share	11.7692	9.1327	0.3142
Diluted net income per share	11.6415	9.0566	0.3122

20.	DIVIDENDS

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

In 2024, the board of directors of the Company has approved dividends for the first half of 2024 in accordance with the Company’s dividend policy with the total amount of RMB122,333. In 2025, the board of directors of the Company has approved dividends for the second half of 2024 and for the first half of 2025 in accordance with the Company’s dividend policy with the total amount of RMB273,135.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

21.	LEASES

The Group leases certain office premises to support its core business under non-cancelable leases. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. As of December 31, 2025, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2025, the Group had no significant lease contract that has been entered into but not yet commenced.

A summary of supplemental information related to non-cancelable leases as of December 31, 2025 is as follows:

	Year ended	Year ended
	December 31, 2024	December 31, 2025
Operating lease ROU assets	39,695	37,329
Operating lease liabilities	40,765	39,758
Operating leases - Weighted average remaining lease term	3.01 years	2.13 years
Operating leases - Weighted average discount rate	3.6%	3.3%

A summary of lease cost recognized and recorded in sales and marketing and general and administrative expenses in the consolidated statements of operations and supplemental cash information related to operating leases is as follows:

	Year ended	Year ended
	December 31, 2024	December 31, 2025
Operating lease cost	18,970	18,323
Short-term lease cost	335	167
Total	19,305	18,490
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	18,230	17,761
Non-cash ROU assets in exchange for new lease liabilities:
Operating leases	41,652	18,466

As of December 31, 2025, the maturity of operating lease liabilities under the Group’s operating leases is as follows:

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB
Less than 1 year	15,557	20,319
1-2 year	13,389	16,037
2-3 year	11,483	4,869
3-4 year	2,482	38
Subtotal	42,911	41,263
Less: imputed interest	2,146	1,505
Present value of operating lease liabilities	40,765	39,758

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

22.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented. In 2025, we adjusted the name of our business segments to more accurately reflect the nature of each segment’s operations and our business strategies. Following this adjustment, our business is organized into three segments: the credit solution business (formerly known as the “financial services business”), the insurance brokerage business, and others (formerly known as the “consumption and lifestyle business and others”).

The summary of each segment’s operating results for the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the Year Ended December 31, 2023
	Credit	Insurance
	solution business	brokerage business	Others	Total
	RMB	RMB	RMB	RMB
Net Revenue	2,515,119	963,822	1,416,692	4,895,633

Operating costs and expenses :
Sales and marketing	(498,055)	(12,887)	(145,661)	(656,603)
Origination and servicing	(223,468)	(697,669)	(55,035)	(976,172)
Research and development	(44,467)	(651)	(6,566)	(51,684)
General and administrative	(53,031)	(13,835)	(77,457)	(144,323)
Allowance for contract assets, receivables and others	(262,607)	390	771	(261,446)
Provision for contingent liabilities	(27,035)	—	—	(27,035)
Total segment income from operations	1,406,456	239,170	1,132,744	2,778,370
Unallocated expense	—	—	—	(183,588)
Other income	—	—	—	50,578
Income before provision for income taxes	1,406,456	239,170	1,132,744	2,645,360

	For the Year Ended December 31, 2024
	Credit	Insurance
	solution business	brokerage business	Others	Total
	RMB	RMB	RMB	RMB
Net Revenue	3,473,109	408,369	1,924,423	5,805,901

Operating costs and expenses ：
Sales and marketing	(1,102,737)	(13,706)	(79,986)	(1,196,429)
Origination and servicing	(442,312)	(407,225)	(33,420)	(882,957)
Research and development	(342,495)	(979)	(8,672)	(352,146)
General and administrative	(107,648)	(15,389)	(31,503)	(154,540)
Allowance for contract assets, receivables and others	(519,895)	663	(908)	(520,140)
Provision for contingent liabilities	(869,280)	—	—	(869,280)
Total segment income from operations	88,742	(28,267)	1,769,934	1,830,409
Unallocated expense	—	—	—	(183,345)
Other income	—	—	—	214,857
Income/(loss) before provision for income taxes	88,742	(28,267)	1,769,934	1,861,921

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

22.	SEGMENT INFORMATION — continued

	For the Year Ended December 31, 2025
	Credit	Insurance
	solution business	brokerage business	Others	Total
	RMB	RMB	RMB	RMB
Net Revenue	5,040,026	297,593	381,601	5,719,220

Operating costs and expenses ：
Sales and marketing	(1,071,892)	(9,242)	(78,800)	(1,159,934)
Origination and servicing	(515,722)	(260,916)	(9,748)	(786,386)
Research and development	(365,610)	(1,345)	(633)	(367,588)
General and administrative	(146,638)	(11,335)	(34,156)	(192,129)
Allowance for contract assets, receivables and others	(891,601)	579	1,916	(889,106)
Provision for contingent liabilities	(2,366,344)	—	—	(2,366,344)
Total segment income from operations	(317,781)	15,334	260,180	(42,267)
Unallocated expense	—	—	—	(179,491)
Other income	—	—	—	183,741
(Loss)/income before provision for income taxes	(317,781)	15,334	260,180	(38,017)

Depreciation and amortization expenses of Credit solution business for the years ended December 31, 2023, 2024 and 2025 were RMB1,019, RMB1,861 and RMB3,386, respectively, while such expenses of Insurance brokerage business for the years ended December 31, 2023, 2024 and 2025 were RMB101, RMB359 and RMB417, respectively, while such expenses of Others for the years ended December 31, 2023, 2024 and 2025 were RMB1,506, RMB968 and RMB577, respectively.

23.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were RMB68,192, RMB72,867 and RMB90,939 for the years ended December 31, 2023, 2024 and 2025, respectively.

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s PRC entities. There were no appropriations to these reserves by the Group’s PRC entities for the years ended December 31, 2023, 2024 and 2025.

YIREN DIGITAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise noted)

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS — continued

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of December 31, 2024 and 2025, the aggregated amounts of paid-in capital, capital reserve and statutory reserves represented the amount of net assets of the relevant entities of the Group not available for distribution amounted to RMB7,852,866 and RMB3,601,028, respectively (including the statutory reserve fund of RMB531,564 and RMB700,408 as of December 31, 2024 and 2025, respectively).

25.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

26.	SUBSEQUENT EVENTS

The Group has reviewed its subsequent events through date issued, the date these consolidated financial statements were issued and has determined no material subsequent events have occurred that require recognition in or disclosure to the consolidated financial statements.

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets:
Cash and cash equivalents	158,632	153,252	21,915
Amounts due from its subsidiaries and the consolidated VIEs	1,096,163	911,017	130,274
Amounts due from related parties	501	—	—
Financial investments	—	4,474	640
Equity investments	—	4,895	700
Digital assets	—	391,267	55,950
Investments in its subsidiaries and the consolidated VIEs	8,362,945	8,217,261	1,175,052

Total assets	9,618,241	9,682,166	1,384,531
Liabilities:
Accrued expenses and other liabilities	12,275	12,487	1,786
Amounts due to its subsidiaries and the consolidated VIEs	63,536	397,642	56,861

Total liabilities	75,811	410,129	58,647
Equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 202,877,426 and 204,962,934 shares issued as of December 31, 2024 and 2025, respectively; 172,605,774 and 174,680,826 shares outstanding as of December 31, 2024 and 2025, respectively)	132	133	19
Treasury stock (11,711,652 and 11,722,108 shares as of December 31, 2024 and 2025, respectively)	(170,463)	(170,686)	(24,408)
Additional paid-in capital	5,198,457	5,239,550	749,246
Accumulated other comprehensive income	79,268	(2,517)	(360)
Retained earnings	4,435,036	4,205,557	601,387

Total equity	9,542,430	9,272,037	1,325,884

Total liabilities and equity	9,618,241	9,682,166	1,384,531

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating expenses	(27,675)	(42,036)	(57,282)	(8,191)
Investment (loss)/income	(13,628)	4,093	—	—
Interest income	646	1,674	4,256	609
Fair value adjustments gain	—	—	7,624	1,090
Non-operating income, net	1,178	769	758	108

Share of income of its subsidiaries and the consolidated VIEs	2,119,676	1,617,799	99,174	14,182

Net income	2,080,197	1,582,299	54,530	7,798

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net income	2,080,197	1,582,299	54,530	7,798

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment	(1,909)	22,142	(40,669)	(5,816)
Unrealized gain/(loss) on other financial investments	17,813	33,457	(41,116)	(5,880)

Comprehensive income/(loss)	2,096,101	1,637,898	(27,255)	(3,898)

YIREN DIGITAL LTD.

SCHEDULE I-CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash Flows from Operating Activities:
Net cash (used in)/provided by operating activities	(25,459)	239,590	77,567	11,092

Cash Flows from Investing Activities:
Amounts due from/to its subsidiaries, the consolidated VIEs and related parties	49,654	64,241	290,839	41,590
Purchase of financial investments	—	—	(6,993)	(1,000)
Proceeds on disposal of financial investments	22,682	30,908	—	—
Purchase of digital assets	—	—	(381,124)	(54,500)
Purchase of equity investments	—	—	(4,895)	(700)
Disposal of subsidiaries	—	—	35,428	5,066
Collection of principal of loans to related parties	—	—	85,500	12,227
Proceeds from dividends received from subsidiaries	—	—	177,578	25,393

Net cash provided by investing activities	72,336	95,149	196,333	28,076

Cash Flows from Financing Activities:
Dividends paid to shareholders	—	(122,333)	(273,135)	(39,058)
Repurchase of ordinary shares	(48,117)	(75,612)	(223)	(32)

Net cash used in financing activities	(48,117)	(197,945)	(273,358)	(39,090)

Effect of foreign exchange rate changes	426	(1,322)	(5,922)	(847)

Net (decrease)/increase in cash and cash equivalents	(814)	135,472	(5,380)	(769)
Cash and cash equivalents, beginning of year	23,974	23,160	158,632	22,684

Cash and cash equivalents, end of year	23,160	158,632	153,252	21,915

YIREN DIGITAL LTD.

SCHEDULE I-NOTES TO THE CONDENSED FINANCIAL INFORMATION

1.	BASIS FOR PREPARATION

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

As of December 31, 2024 and 2025, the amounts mainly represent interest-free, unsecured and repayable on demand loans provided to Yiren Vision and YouRace Hengchuang.